

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2 , 2004);

B. The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003;

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003;

D. The half-year financial report for TABCORP for the half year ended December 31, 2003;

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003);

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update';

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'; and

H. The financial half year report for Tab for the period ended December 31, 2003.

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd are together filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: [signature]
Name: Peter H Caillard
Title: Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: [signature]
Name: Peter H Caillard
Title: Director/Company Secretary

EXHIBIT INDEX

Page

L UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'. 1180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

TAB LIMITED

EXHIBITS
TO

FORM CB

Tender Offer/Rights Offering
Notification Form

EXHIBIT VOLUME I

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.	
A	Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004);	
B	The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003;	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003;	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003;	
E	All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003);	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update';	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'; and	
H	The financial half year report for Tab for the period ended December 31, 2003.	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.	

L UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.

Exhibit 1



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

21 April 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD

BIDDER'S STATEMENT AND ACCEPTANCE FORMS

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of:

1. the bidder's statement; and

2. the four acceptance forms,

in relation to TABCORP Investments No.4 Pty Ltd's off-market bid for all of the ordinary shares in Tab Limited. The attached documents are in the form in which they are being sent to Tab shareholders. Despatch of the documents to Tab shareholders has commenced today.

The attached have also been sent to Tab Limited today.

Peter Caillard
Company Secretary


tab sp*rtsbet
tab f*otytip
TAB
CONRAD
JUPITERS


TABCORP

ACCEPT

Offer to acquire all of your shares in Tab Limited

If you have any questions in relation to the Offer, please call the TABCORP Offer information line
Within Australia: 1800 010 202

This is an important document and requires your immediate attention
If you are in doubt as to how to act, you should consult your financial or legal adviser immediately

HOW DO I ACCEPT THE OFFER?

You may only accept the Offer for all of your Tab Shares. Acceptances must be received before the end of the Offer Period.

For issuer sponsored holdings of Tab Shares (Securityholder Reference Number beginning with 'I')

To accept the Offer, complete the enclosed blue Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

For CHESS Holdings of Tab Shares (Holder Identification Number beginning with 'X')

To accept the Offer, either contact your Controlling Participant and instruct them to accept the Offer on your behalf, or complete the enclosed pink Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

TABCORP OFFER INFORMATION LINE

If you have any questions in relation to the Offer, please call the TABCORP Offer information line on the following numbers:
Within Australia:
1800 010 202 (toll-free)
Outside Australia:
+61 2 9240 7442
Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

IMPORTANT DATES

Bidder's Statement lodged with ASIC
2 April 2004

Date of the Offer
21 April 2004

Offer scheduled to close (unless extended)
7.00 pm (Sydney time) on 25 May 2004

Note: The closing date for the Offer may change as permitted by the Corporations Act.

SHARE SALE FACILITY

You have the option of selling, without paying brokerage, the TABCORP Shares to which you are entitled as a result of accepting the Offer (up to a maximum of 200 TABCORP Shares) under a Share Sale Facility if your registered address is in Australia and you do not hold your Tab Shares on behalf of any person resident or located in the United States of America.

If you want to take advantage of this facility and are eligible to do so, mark the relevant box on the enclosed Acceptance Form, instruct your Controlling Participant to make an election for you, or call the Registrar on 1300 665 661 to receive the relevant forms. TABCORP will pay the brokerage costs associated with the Share Sale Facility.

IMPORTANT INFORMATION

BIDDER'S STATEMENT

This Bidder's Statement is given by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084), a wholly-owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709), to Tab Limited (ABN 17 081 765 308) under Part 6.5 of the Corporations Act and relates to the Offer. You should read this Bidder's Statement in its entirety. This Bidder's Statement is dated 2 April 2004 and includes an Offer dated 21 April 2004 in section 10.

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

A copy of this Bidder's Statement was lodged with ASIC on 2 April 2004. Neither ASIC nor any of its officers take any responsibility for the contents of this Bidder's Statement.

NOTICES IN RELATION TO JURISDICTIONS OTHER THAN AUSTRALIA (INCLUDING THE UNITED STATES OF AMERICA)

As a result of section 10.6(g), this Bidder's Statement does not constitute an offer to sell, nor the solicitation of an offer to buy, any TABCORP Shares in any jurisdiction other than Australia, the United States of America or New Zealand, unless Bidder determines to the contrary.

Investors resident in places other than Australia should note that the Offer is being proposed and will be conducted in accordance with the laws in force in Australia and with the ASX Listing Rules. The disclosure requirements in relation to the Offer applicable in Australia will differ from those applying in other jurisdictions (including the United States). The financial statements included in this Bidder's Statement have been prepared in accordance with generally accepted accounting principles in Australia that will differ from those in other jurisdictions (including the United States). Because substantially all of the directors and assets of TABCORP and Bidder are located in Australia, investors resident in places other than Australia may have difficulties in enforcing their rights and any claims they may have arising under the laws of the jurisdiction in which they are resident (including, for United States investors, the United States federal securities laws) against TABCORP or Bidder and their respective officers and directors. It may be difficult to compel TABCORP, Bidder and their respective affiliates to subject themselves to a judgment of a court outside Australia.

The TABCORP Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933 (as amended) (the ***Securities Act***) or the securities laws of any United States state or other jurisdiction and therefore may not be offered or sold to persons resident in or located in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. Persons in the United States should be able to participate in the Offer (although not the Share Sale Facility) since TABCORP intends to rely on the exemption from registration afforded by Rule 802 under the Securities Act.

This Bidder's Statement has been furnished to the United States Securities and Exchange Commission but has not been reviewed by it. This Bidder's Statement has not been filed with or reviewed by any other state securities commission or United States regulatory authority and none of the foregoing authorities have passed upon or endorsed the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offence.

In making the Offer (but not the Share Sale Facility) available to persons in New Zealand, Bidder is relying on an exemption contained in the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002 in relation to prospectus and investment statement requirements in New Zealand.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This Bidder's Statement contains certain forward looking statements which have not been based solely on historical facts, but are rather based on Bidder's and TABCORP's current expectations about future events and results. These forward looking statements are, however, subject to risks, uncertainties and assumptions which could cause actual events or results to differ materially from the expectations described in such forward looking statements. These factors include, amongst other things, the risks identified in section 8, as well as other matters not yet known to Bidder or TABCORP or not currently considered material by Bidder or TABCORP.

INVESTMENT DECISIONS

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You may wish to seek independent financial and taxation advice before deciding whether or not to accept the Offer.

IMPLIED VALUE

As you are being offered TABCORP Shares as part of the consideration for your Tab Shares, the implied value to you of the Offer may vary with the market price of TABCORP Shares. In addition, all references to the implied value of TABCORP's Offer in this Bidder's Statement are subject to the effects of rounding. Further information concerning the implied value of the Offer is contained in this Bidder's Statement. You should also refer to section 8.6(b).

DEFINED TERMS AND INTERPRETATION

A number of defined terms are used in this Bidder's Statement. These terms are explained in


TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

2 April 2004

Dear Tab Shareholder,

On 23 February 2004, TABCORP announced an Offer to acquire all of your Tab Shares.

The Offer is $2.00 cash plus between 0.20 and 0.22 TABCORP Shares for each Tab Share. The actual number of TABCORP Shares which you will receive if you accept the Offer (and it becomes unconditional) will depend on TABCORP's share price over a specified pricing period of 10 Trading Days.

The Offer provides significant benefits for Tab Shareholders.

- **You will receive a significant premium for your Tab Shares**

  The implied value for each of your Tab Shares under the Offer is $4.50, assuming a TABCORP Share price between $11.36 and $12.50 and subject to the effects of rounding. (As at 1 April 2004 (being the last trading day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.) This implied value represents:

  - a 33.9% premium to the Tab Share price on 15 October 2003, the day prior to Tab's announcement of merger discussions with UNiTAB; and
  - a 28.2% premium to the Tab Share price on 4 November 2003, the day prior to the announcement of TABCORP's initial merger proposal in relation to Tab.

- **You have the opportunity to become a shareholder in TABCORP, which is the parent of Australia's premier diversified gambling and entertainment group**

  If you accept the Offer and it becomes unconditional, you will benefit from:

  - a shareholding in TABCORP, with annual revenues in excess of $3.4 billion and (assuming all of the Tab Shares are acquired under the Offer) a market capitalisation of approximately $6 billion;
  - the potential for enhanced earnings and dividends as a TABCORP shareholder; and
  - reduced risk due to greater business and geographic diversification.

In addition, TABCORP has signed a legally binding agreement with NSW Racing which sets out the key principles of the relationship between NSW Racing, TABCORP and Tab in the event that TABCORP acquires Tab. TABCORP's agreement provides the basis for it to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements must be complied with by any successful bidder for Tab.

I urge you to accept the Offer as soon as possible. To accept the Offer, you should follow the instructions on the enclosed Acceptance Form.

If you have any questions in relation to the Offer, please contact the TABCORP Offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

I look forward to welcoming you as a shareholder in TABCORP.

Yours sincerely,

Michael Robinson
Chairman

5 Bowen Crescent
Melbourne Australia 3004

TABCORP's Offer is Superior to UNiTAB's offer

		TABCORP's Offer	UNiTAB's offer
1	Implied value per Tab Share	$4.50	$4.42
2	Premium to Tab Share price	33.9%	31.5%
3	Amount of cash per Tab Share	$2.00	$1.36
4	Certainty of value	More	Less
5	Agreement with NSW Racing and recognition from the New South Wales government	Yes	No
6	Pro-forma uplift in earnings per share	+55%	+25%
7	Pro-forma uplift in dividends per share	+54%	?
8	Credit rating	Investment grade BBB+	Unrated
9	Share sale facility	Yes	No

Notes:

1. The implied value of TABCORP's Offer is $4.50 per Tab Share as long as the TABCORP Share price is between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). The implied value of UNiTAB's offer will vary if the UNiTAB share price changes. The implied value of UNiTAB's offer set out above is based on the volume weighted average share price of UNiTAB shares of $6.50 on ASX between (and including) 10 December 2004 (being the date UNiTAB made its profit upgrade announcement) and 18 December 2003 (being the last Trading Day before UNiTAB announced the UNiTAB offer) as disclosed in UNiTAB's bidder's statement. In relation to the impact of any acquisition by UNiTAB of Tab on the UNiTAB share price, see page 6 of this Bidder's Statement under the heading 'TABCORP's offer provides greater certainty of value to Tab Shareholders'.
2. This is based on the implied value referred to in note 1 and on a Tab Share price of $3.36 (being the closing price on ASX on 15 October 2003, which was the day prior to the announcement of the proposed merger between Tab and UNiTAB).
3. The cash component of UNiTAB's offer is $1.36 per Tab Share after taking into account the amount of Tab's fully franked interim dividend of 9 cents per Tab Share which was paid on 23 February 2004.
4. The implied value of TABCORP's Offer is $4.50 per Tab Share assuming a TABCORP Share price of between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). If the TABCORP Share price is outside this range the implied value of TABCORP's Offer will vary. The implied value of UNiTAB's offer will vary if the UNiTAB share price changes.
5. As discussed in sections 8.6(n), 9.6 and 9.7, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements provide that a company must be nominated as the 'Nominated Company' before acquiring control of Tab and that the Nominated Company (or its parent company) must, amongst other things, have in place arrangements with NSW Racing which NSW Racing considers are necessary to ensure that it is in no less favourable a position after the change of control than under current arrangements with Tab. The New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying this latter requirement. At the date of this Bidder's Statement, UNiTAB has not entered into any arrangements with NSW Racing relevant to this latter requirement. However, the New South Wales government has [illegible] It is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the 'Nominated Company'. The New South Wales government has indicated that it is possible for it to nominate a bidder for Tab as the 'Nominated Company' in the absence of the bidder having in place an arrangement with NSW Racing, but it would only do so in limited circumstances. At the date of this Bidder's Statement neither Bidder nor TABCORP is aware of any indication that those limited circumstances will apply.
6. The illustrative pro-forma uplift in earnings per share for Tab Shareholders who accept TABCORP's Offer and reinvest all proceeds into TABCORP Shares at $11.85 per TABCORP Share (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) is based on the pro-forma information presented in section 5 of this Bidder's Statement (see sections 5.3 to 5.5 and 8 for the relevant assumptions, qualifications and risks). $11.85 was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the TABCORP Offer). The pro-forma uplift in earnings per share for Tab Shareholders who accept UNiTAB's offer and reinvest all proceeds into UNiTAB shares at $6.50 per UNiTAB share is as disclosed in UNiTAB's bidder's statement dated 22 January 2004.
7. The illustrative pro-forma uplift in dividends per share for Tab Shareholders who accept TABCORP's Offer and reinvest all proceeds into TABCORP Shares at $11.85 per TABCORP Share (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) assumes that they received the benefit of dividends paid or to be paid by TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003 (being the dividends paid or to be paid in the year ending 30 June 2004) and that all Tab Shares are acquired under the Offer (see also the assumptions referred to in relation to Figure 4 in the section headed 'Nine Good Reasons Why You Should Accept TABCORP's Offer'). $11.85 was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the TABCORP Offer). UNiTAB's bidder's statement does not illustrate the dividend per share uplift for a Tab Shareholder under UNiTAB's offer.
8. Standard & Poor's has confirmed that TABCORP will retain its current BBB+ credit rating (with a negative outlook) in the event that TABCORP is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer.
9. Eligible Tab Shareholders can sell the TABCORP Shares to which they are entitled as a result of acceptance of the Offer (up to a maximum of 200 TABCORP Shares) under the Share Sale Facility without incurring brokerage [illegible]


Nine Good Reasons Why You
Should Accept TABCORP's Offer

TABCORP's Offer implies a value of $4.50 for each Tab Share*

1. You will receive a significant premium over the price at which Tab Shares traded before Tab became the subject of takeover/merger proposals

2. TABCORP's Offer provides you with greater certainty of value than UNiTAB's offer

3. TABCORP's Offer provides greater deliverability than UNiTAB's offer

4. TABCORP's Offer represents a very attractive multiple of Tab's earnings

5. Tab's directors previously recommended an offer which was stated to have an implied value of $4.50

6. Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's Offer

7. Tab Shareholders who accept TABCORP's Offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

8. There is potential for capital gains tax rollover relief on the share component of the Offer

9. You will not incur any brokerage costs. In addition, if you are an Eligible Tab Shareholder you can sell the TABCORP Shares to which you are entitled (up to a maximum of 200 TABCORP Shares) under a Share Sale Facility without incurring brokerage costs

See the detailed description of these items on the following pages.

* Assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.


tab footytip
tab sportsbet

Nine Good Reasons Why You Should Accept TABCORP's Offer



1 You will receive a significant premium over the price at which Tab Shares traded before Tab became the subject of takeover/merger proposals

You are being offered consideration of **$2.00 cash** plus **between 0.20 and 0.22 TABCORP Shares** for each of your Tab Shares. The cash consideration that you are being offered is not affected by the payment of Tab's fully franked 2004 interim dividend of 9 cents per Tab Share, which was paid on 23 February 2004.

The implied value of TABCORP's Offer is $4.50 per Tab Share, assuming a TABCORP Share price between $11.36 and $12.50 and subject to the effects of rounding. As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.

The actual number of TABCORP Shares which will be issued to you if you accept the Offer (and it becomes unconditional) will depend on TABCORP's volume weighted average share price (the TABCORP VWAP) over a pricing period of 10 Trading Days immediately after the date on which the Offer becomes, or is declared, free of the conditions set out in section 10.7. The number of TABCORP Shares per Tab Share will be calculated as $2.50 divided by the TABCORP VWAP, subject to a minimum of 0.20 TABCORP Shares (if the TABCORP VWAP is $12.50 or more), and a maximum of 0.22 TABCORP Shares (if the TABCORP VWAP is $11.36 or less), per Tab Share (subject to the effects of rounding).

The implied value of the Offer under a range of TABCORP VWAPs is shown in Figure 1.

Figure 1: Implied value of the Offer per Tab Share[1]

TABCORP VWAP		TABCORP Shares		Cash		Implied value of the Offer[2]
$11.00	x	0.220	+	$2.00	=	$4.42
$11.36	x	0.220	+	$2.00	=	$4.50
$11.85	x	0.211	+	$2.00	=	$4.50
$12.50	x	0.200	+	$2.00	=	$4.50
$13.00	x	0.200	+	$2.00	=	$4.60

Notes

1 If under the Offer you are entitled to a fraction of a TABCORP Share in respect of your parcel of Tab Shares, your entitlement to TABCORP Shares will be rounded in accordance with section 10.1(c).

2 Rounded to two decimal places.

As an example, if you own 257 Tab Shares and you accept the Offer, you will receive 54 TABCORP Shares and $514.00 cash (assuming a TABCORP VWAP of $11.85 and that the Offer becomes, or is declared, unconditional).

An implied value of $4.50 represents a significant premium to the Tab Share price since Tab was listed on ASX in 1998 until the announcement of TABCORP's initial merger proposal for Tab on 5 November 2003 (as shown in Figure 2).

Figure 2: Tab's historical share price between listing and the announcement of TABCORP's initial merger proposal


Implied value of TABCORP Offer[1] = $4.50
Offer premium to close on 4 Nov 2003 = 28.2%
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Tab closing share price on ASX

The implied value of the Offer of $4.50 per Tab Share also represents a premium to UNiTAB's offer announced on 19 December 2003 of 0.47 UNiTAB shares and $1.36 cash (taking into account the amount of Tab's fully franked interim dividend of 9 cents per Tab Share which was paid on 23 February 2004) for each Tab Share.

Note

1 Assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

2 TABCORP's Offer provides greater certainty of value to Tab Shareholders

TABCORP's Offer also provides greater certainty of value to Tab Shareholders than UNiTAB's offer for the following reasons.

- The cash component of TABCORP's Offer is $2.00 per Tab Share, which is 64 cents per Tab Share more than the cash component of UNiTAB's offer of $1.36 per share (adjusted for the payment of Tab's 2004 interim dividend of 9 cents per Tab Share on 23 February 2004).
- TABCORP's Offer structure provides greater downside protection. The implied value of TABCORP's Offer remains at $4.50 per Tab Share while the TABCORP Share price is between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). Based on TABCORP's closing price of $12.29 on 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the implied value of TABCORP's Offer will remain at $4.50 per Tab Share even if the TABCORP Share price falls by as much as 93 cents. However, the implied value of UNiTAB's offer is more uncertain as it will vary if the UNiTAB share price changes.
- If all of the Tab Shares (including Tab Shares issued as a result of the exercise of all of the Tab Options) are acquired under TABCORP's Offer, TABCORP will be required to issue up to a maximum of 99,611,020 TABCORP Shares to Tab Shareholders. This represents approximately 24% of TABCORP's existing capital base. However, if all of the Tab Shares (including Tab Shares issued as a result of the exercise of all of the Tab Options) are acquired under UNiTAB's offer, UNiTAB will be required to issue approximately 212,805,360 UNiTAB shares to Tab Shareholders. This represents approximately 160% of UNiTAB's existing capital base and therefore implies less certainty in relation to the value of UNiTAB shares if UNiTAB is successful in the acquisition of 100% of Tab Shares.
- In UNiTAB's bidder's statement the combined UNiTAB/Tab pro-forma market capitalisation is based on a UNiTAB share price of $6.50 following any acquisition of Tab. The use of a pre-transaction UNiTAB share price to imply a post-transaction market capitalisation of a combined UNiTAB/Tab may be inappropriate. For example, this approach may fail to take into account the future earnings of a combined UNiTAB/Tab or an estimate of the multiple of earnings on which a combined UNiTAB/Tab will trade post-transaction. In this regard there are several key issues to consider.
  - TABCORP has disclosed the pro-forma impact of the acquisition of Tab on the statement of financial performance for the year ending 30 June 2004 of the TABCORP Group (see section 5.5). In contrast, UNiTAB has only disclosed the pro-forma impact of the acquisition of Tab on the basis of historical accounts (for the year ended 30 June 2003) and has not provided forecast information despite

the fact that a UNiTAB acquisition of Tab represents an acquisition of greater relative scale when compared to an acquisition of Tab by TABCORP.

- UNiTAB shares have historically traded at a higher multiple of earnings than Tab Shares. Given Tab's earnings contribution (before interest, tax, depreciation and amortisation) to a combined UNiTAB/Tab would be in excess of 70%,[1] it is possible that the earnings multiple for the combined UNiTAB/Tab will be lower than UNiTAB's current trading multiple (being the multiple which supports a UNiTAB share price of $6.50 per share). A lower multiple for the combined UNiTAB/Tab might imply a trading price for shares in a combined UNiTAB/Tab that is less than $6.50.

  For example, a UNiTAB share price of $6.50 implies a 10.8 times multiple of UNiTAB's reported EBITDA for the year ending 30 June 2003 compared to a multiple of 8.9 times reported EBITDA for Tab (based on a share price of $3.36[2]). The blended multiple for the combined UNiTAB/Tab group based on the relative earnings contribution of UNiTAB and Tab is therefore equal to 9.4 times reported EBITDA for the year ended 30 June 2003. On the basis of this blended multiple, the capital structure as provided in UNiTAB's bidder's statement[3] and after accounting for UNiTAB's expected full pro-forma synergies of $34.6 million[4] (which UNiTAB states will not be realised until the third full year after merger implementation) and transaction and implementation costs of $54.9 million, the combined UNiTAB/Tab share price is equal to $5.89 per share.

- Under the terms of the initial UNiTAB/Tab merger proposal announced on 16 October 2003, UNiTAB shareholders would have been offered $7.00 cash for half of their shareholding (inclusive of a full control premium). This value of $7.00 per UNiTAB share was unanimously recommended by the Board of UNiTAB and suggests that the UNiTAB board believed that the underlying trading value of UNiTAB was less than $7.00 per share at that time. Assuming a control premium of 15%-25% was being paid to UNiTAB shareholders, this implies an underlying trading price of approximately $5.60 to $6.09 for each UNiTAB share at that time.



TABCORP's Offer provides greater deliverability than UNiTAB's offer

Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer notes that one of the conditions of UNiTAB's offer is a condition that certain approvals be obtained to allow UNiTAB to be able to efficiently merge its wagering pools with Tab's New South Wales wagering pool. Tab indicated that it understands those approvals are unlikely to be forthcoming until UNiTAB is able to resolve a number of matters to the New South Wales government's satisfaction, and that it could take considerable time for the relevant condition to be satisfied.

TABCORP's Offer is not subject to any equivalent condition in relation to pooling.

Notes

1 Based on the pro-forma UNiTAB/Tab analysis in UNiTAB's bidder's statement (100% acquisition scenario) before accounting for synergy benefits likely to arise as a result of the UNiTAB/Tab merger.

2 A Tab Share price of $3.36 represents the closing price of Tab Shares on 15 October 2003, being the day prior to the announcement of the initial UNiTAB/Tab merger proposal.

3 Assuming a 100% acquisition of Tab and taking into account net debt balances as at 31 December 2003 for Tab and UNiTAB and the acquisition debt as described in UNiTAB's bidder's statement (including transaction and implementation costs), the net debt of the combined Tab/UNiTAB will be equal to $952 million and UNiTAB will be required to issue approximately 212.8 million shares to Tab Shareholders.

4 According to UNiTAB's bidder's statement and after NSW Racing entitlements.



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

In addition, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements provide that a company which acquires control of Tab must, amongst other things, have in place arrangements with NSW Racing which NSW Racing considers are necessary to ensure that it is in no less favourable a position after the change of control than under current arrangements with Tab (see sections 8.6(n), 9.6 and 9.7). In TABCORP's view, the most likely scenario is that the NSW Racing Minister will not nominate a company as the 'Nominated Company' under the relevant New South Wales legislation (see section 9.6) until after it has entered into such arrangements with NSW Racing. However, the New South Wales government has indicated that it is possible that, if it was reassured that there was a strong prospect that an agreement would be reached within a reasonable timeframe after nomination, the NSW Racing Minister might nominate a company without such arrangements being in place.

Under the Racing Heads of Agreement NSW Racing has agreed to negotiate, as soon as possible and on an exclusive basis, a formal agreement with TABCORP, the material commercial terms of which are agreed in-principle in the Racing Heads of Agreement. Moreover, the New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying the legislative requirement described in the previous paragraph.

In contrast, UNiTAB has no agreement with NSW Racing. Furthermore, NSW Racing has indicated that UNiTAB's 'last and final' proposal to it was not capable of satisfying NSW Racing's reasonable concerns and that it would not have placed NSW Racing in a no less favourable position than it currently holds.

On this basis, TABCORP and Bidder believe that Bidder will be nominated as the Nominated Company if it receives acceptances for more than 50% (and up to 100%) of the Tab Shares. It is a condition of the Offer that this occurs. However, the New South Wales government has commissioned an independent review of UNiTAB's 'last and final' proposal to NSW Racing. It is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the Nominated Company. If that is the case TABCORP may need to consider its position under the Racing Heads of Agreement in accordance with the rights discussed in section 9.7(c).



TABCORP's Offer represents a very attractive multiple of Tab's earnings

At an implied value of $4.50 per Tab Share, TABCORP's Offer represents a multiple of 11.4 times Tab's reported EBITDA,[1] and 23.3 times Tab's reported net profit after tax (before goodwill amortisation),[2] for the year ended 30 June 2003.

These multiples compare favourably with transaction multiples as determined using the mid-point ranges of independent experts' reports in relation to precedent gaming acquisitions in Australia, as illustrated in Figure 3.

Figure 3: Enterprise value to EBITDA multiples - mid-point of range provided by independent expert other than for TABCORP's Offer



EV/EBITDA
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
11.4x
11.0x
9.3x
8.5x
7.8x
7.4x
TABCORP Offer for Tab[3]
Star City
Jupiters
Crown
Buyback of Jupiters founder shares
Breakwater Island Trust



Tab's directors previously recommended an offer which was stated to have an implied value of $4.50

On 19 December 2003, UNiTAB announced a takeover proposal for Tab of 0.47 UNiTAB shares and $1.45 cash per Tab Share. At that time, UNiTAB stated that its offer had an implied value of $4.50 per Tab Share based on UNiTAB's share price since UNiTAB's profit upgrade announcement on 10 December 2003. Since Tab declared and paid an interim dividend of 9 cents per share, UNiTAB's offer is now 0.47 UNiTAB shares and $1.36 cash per Tab Share.

Whilst Tab's Chairman, Mr Graham Kelly, stated that Tab's directors were unanimously supportive of UNiTAB's proposal and intended to recommend it in the absence of a superior proposal, Tab's directors have since recommended that you take no action at this time in relation to UNiTAB's offer, following the announcement of TABCORP's Offer.



Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's Offer

Should you choose to reinvest the gross cash component of the proceeds you receive as a Tab Shareholder under the Offer into TABCORP Shares (assuming that no tax is payable on the sale of your Tab Shares and that no brokerage costs apply) and retain your TABCORP Shares, you are expected to benefit from a substantial uplift in earnings and dividends.

Notes

1. Assuming Tab has 451.1 million shares on issue, net debt as at 31 December 2003 of $317 million, options in the money to the value of $2.9 million and EBITDA for the year ended 30 June 2003 of $206 million.
2. Tab's EPS (pre goodwill amortisation) for the year ended 30 June 2003 was $0.19.
3. Assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

Figure 4 sets out illustrative earnings uplifts for a Tab Shareholder based on a pro-forma compilation of stand-alone forecast information for the TABCORP Group and estimated financial information for the Tab Group for the year ending 30 June 2004 under certain assumptions.

Figure 5 provides an illustrative pro-forma dividend uplift for a Tab Shareholder for the year ending 30 June 2004 assuming (amongst other things) that they received the benefit of dividends paid or to be paid by TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003 (being the dividends paid or to be paid in the year ending 30 June 2004).[1]

Figure 4: Pro-forma earnings per share (EPS) (pre amortisation and non-recurring items) [2,3,4,5]



EPS (pre amortisation) (cents per share)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
+45%
+55%
22.0
31.8
34.0
Tab stand alone
Tab share of TABCORP / Tab (pre synergies & efficiencies)
Tab share of TABCORP / Tab (post synergies & efficiencies)

Figure 5: Pro-forma dividends per share (DPS) [2,4,6]



DPS (cents per share)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
+54%
17.0
26.2
Tab stand alone
Tab share of TABCORP / Tab consolidated

The illustrative uplift in earnings per share (pre amortisation and non-recurring items) for the year ending 30 June 2004 for Tab Shareholders under the TABCORP Offer is approximately 55% (in a post synergies and efficiencies case, as set out in Figure 4). This compares to 25% earnings per share (pre goodwill amortisation) uplift on a pro-forma basis for the year ended 30 June 2003 as set out in UNiTAB's bidder's statement.[7]

Notes

1 TABCORP's history of paying increasing fully franked dividends is currently expected to continue post-merger, subject to the availability of sufficient profits and franking credits.

2 Assumes gross cash proceeds received by Tab Shareholders under the Offer are reinvested into TABCORP Shares (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) at $11.85 per TABCORP Share (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)).

3 Based on the assumptions referred to in section 5.5(b).

4 Assumes all Tab Shares are acquired under the Offer and TABCORP issues 0.211 TABCORP Shares and pays $2.00 cash per Tab Share.

5 EPS (pre amortisation and non-recurring items) post synergies and efficiencies analysis assumes the realisation of the full synergies and efficiencies expected to be achieved in the third full year after the acquisition of Tab.

6 Based on the dividends paid or to be paid by Tab and TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003. UNiTAB's bidder's statement did not disclose the pro-forma uplift in dividends per share for Tab Shareholders who accept UNiTAB's offer.

7 It should be noted that the relevant UNiTAB analysis was based on a compilation of historical results for the year ended 30 June 2003 (assuming, amongst other things, that year three synergies were available for the year ended 30 June 2003), whereas the TABCORP analysis is based on a compilation of forecast financial information for TABCORP and estimated financial information for Tab (see section 5).

The illustrative dividend per share uplift for the year ending 30 June 2004 for Tab Shareholders under the TABCORP Offer is also in excess of 50% (as set out in Figure 5). UNiTAB's bidder's statement does not illustrate the dividend per share uplift for a Tab Shareholder under the UNiTAB offer.



7 Tab Shareholders who accept TABCORP's Offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

You have the opportunity to receive shares in a larger, more diversified company than Tab with an enhanced ability to pursue strategic opportunities.

The Merged Group will operate off-course wagering and sportsbetting operations in New South Wales and Victoria, key wagering media businesses such as Sky Channel, approximately 18,000 gaming machines, four casino, hotel and entertainment complexes in New South Wales and Queensland, Keno operations across the east coast of Australia, gaming machine monitoring operations in Victoria and Queensland, the AWA technical services business and an international monitoring and totalizator sales and support business.

Since listing on ASX in August 1994, TABCORP Shares have substantially outperformed the Australian market as shown in Figure 6. An investment of $1,000 at the time of TABCORP's listing on ASX would now be worth $8,896, assuming that all dividends paid were re-invested (without payment of tax or brokerage) at the closing price of TABCORP Shares on the day the stock was declared ex-dividend.

Figure 6: TABCORP total shareholder return[1] versus S&P / ASX 200 Accumulation Index


900
800
700
600
500
400
300
200
100
0
rebased to 100
Aug-94
Sep-95
Oct-96
Oct-97
Nov-98
Dec-99
Dec-00
Jan-02
Jan-03
Feb-04
TABCORP
S&P / ASX 200 Accumulation Index

Note

1 Total shareholder return assumes that dividends are reinvested at the closing price of TABCORP Shares on the day the stock was declared ex-dividend, that no tax is payable and that no brokerage costs apply.



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

Following the merger of TABCORP and Tab, you will benefit from the following advantages as a TABCORP shareholder:

- a stronger financial position than Tab, with greater access to capital markets providing TABCORP with greater financial capacity to pursue strategic opportunities. Standard & Poor's has confirmed that TABCORP will retain its investment grade BBB+ credit rating (with a negative outlook) in the event that TABCORP is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer;
- greater operational scale with improved product diversification;
- greater geographic breadth and more diversified regulatory risk; and
- larger market capitalisation, providing increased liquidity to you as an owner of TABCORP Shares. Assuming that all of the Tab Shares are acquired under the Offer, the pro-forma TABCORP / Tab market capitalisation is estimated to be approximately $6 billion (based on TABCORP's closing share price of $11.85 on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)).

As a recipient of TABCORP Shares under the Offer, you will, through your shareholding interest, share in the synergy benefits which are expected to arise from the combination of TABCORP's and Tab's wagering operations. Assuming that all of the Tab Shares are acquired under the Offer, TABCORP has identified not less than $62.5 million in annual cost and revenue synergies and efficiencies (before taking into account benefits accruing to the relevant racing industries), $41.5 million of which are expected to contribute to TABCORP's pre-tax earnings in the third full year following the merger (assuming the full $12.0 million of increased product fees are paid to NSW Racing in that year even though the $12.0 million figure is not required to be paid until the fourth year (see section 9.7(a)(i))), subject to certain regulatory approvals and other risks (see sections 5.5(b)(i) and 8.6(d)). TABCORP currently expects approximately 40% of the cost and revenue synergies and efficiencies will be achieved in the first full year and 60% in the second full year following the acquisition (prior to the additional product fees payable to NSW Racing). If the TABCORP Group does not acquire all of the Tab Shares but acquires more than 50% of them and Tab remains listed on ASX, the contribution to TABCORP's pre-tax earnings in the third full year from annual cost and revenue synergies and efficiencies is expected to be $38.2 million (subject to the same conditions as the 100% case - see section 5.5(d)).

TABCORP's management team is highly experienced in the integration of large acquisitions with the full integration of Star City Casino in October 1999 extracting substantial synergy benefits and efficiency gains. Since TABCORP's acquisition of Star City Casino, EBITA on a full cost allocation basis for Star City Casino has grown from $112 million in the year ended 30 June 2001 to $182 million for the year ended 30 June 2003.

Since TABCORP announced the Jupiters Merger in March 2003 (which was completed in November 2003), TABCORP has actively been working on integration strategies for Jupiters. As at the date of this Bidder's Statement, the initial Jupiters integration plan has been completed and execution of this plan by TABCORP's integration and casino management teams is on track to realise substantial synergies and operational efficiencies in the first full year of the Jupiters Merger. The expected annual synergies arising from the Jupiters Merger are $24.6 million, $14.4 million above the $10.2 million identified at the time of the merger, with $20.5 million expected to be achieved in the year ending 30 June 2005. The annual synergies and efficiencies identified do not include any synergies and efficiencies with respect to the casino properties managed by a wholly owned subsidiary of Caesar's Entertainment (the properties being Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino).

TABCORP's experienced wagering management team and its technical services division are fully committed to, and focused on, the integration of the Tab business, with the assistance of key executives from TABCORP's corporate head office. Based on the financial due diligence undertaken by TABCORP on Tab to date, TABCORP is confident that its current integration plans will deliver, at a minimum, the synergies and efficiencies it has identified.

UNiTAB has no prior experience in the integration of acquisitions of greater than $100 million in value. Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer also notes that UNiTAB's prior acquisition experience relates to the integration of businesses of a similar nature to UNiTAB, but of a smaller size, whereas the scale, diversity and complexity of Tab's businesses are significantly greater than that of UNiTAB.

TABCORP's identified minimum level of synergy and efficiency contribution to pre-tax earnings in the third full year following the merger is substantially higher than UNiTAB's identified realisable synergies of $34.6 million over the same period. TABCORP expects that it can achieve greater synergies than UNiTAB given:

- the much larger scale of the Victorian and New South Wales wagering operations of the respective TABCORP and Tab businesses compared to the size of UNiTAB's wagering operations. This is expected to provide a larger cost base from which to extract savings;
- that TABCORP's wagering business generates higher EBIT margins (before racing industry fees, product and program fees and wagering taxes) than UNiTAB's wagering business, providing greater opportunity for the realisation of efficiency gains;
- that the wagering management team of the Merged Group will be based in New South Wales, which will also ensure a more effective focus on the integration of the businesses. Further, TABCORP has existing operations in New South Wales (being Star City Casino, Keno in 1,034 New South Wales venues and part of the AWA technical services business); and
- that an acquisition of Tab will result in minimal increases in head office functions (such as finance, human resources and legal) for TABCORP.



KENO
TAILS?
Racing

Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

8 There is the potential for capital gains tax rollover relief on the share component of the Offer consideration

If you are an Australian resident Tab Shareholder, you may be entitled to 'scrip for scrip' capital gains tax rollover relief on the share component of the Offer consideration if TABCORP acquires at least 80% of Tab (although the Offer is not conditional on this occurring). Further details are set out in section 7.

This potential benefit is particularly attractive for Tab Shareholders with a low entry price into Tab Shares and high marginal tax rates who would otherwise incur a taxable capital gain on disposal of their Tab Shares.



You will not incur any brokerage costs

In selling your Tab Shares under the Offer, you will not incur any brokerage costs in relation to the sale of those shares (unless you are a Foreign Shareholder (see sections 9.13 and 10.6(g)).

In addition, those Eligible Tab Shareholders who choose to sell the TABCORP Shares to which they are entitled under the Offer (up to a maximum of 200 TABCORP Shares) under the Share Sale Facility (described in section 11) will not incur any brokerage costs in relation to that sale. If you are entitled to more than 200 TABCORP Shares under the Offer and you elect to participate in the Share Sale Facility, you will retain the excess TABCORP Shares.

As an example, if you own 257 Tab Shares and you accept the Offer, you will receive $514 cash and between 51 and 57 TABCORP Shares (depending on the TABCORP VWAP and assuming that the Offer becomes, or is declared, unconditional). If you elect to participate in the Share Sale Facility, all of those TABCORP Shares will be sold pursuant to the Share Sale Facility.

If you are an Eligible Tab Shareholder and you wish to use the Share Sale Facility, you can elect to do so:

- at the time that you accept the Offer, by marking the relevant box on the Acceptance Form and returning the completed form in accordance with the instructions on it or, if your Tab Shares are held in a CHESS Holding, you may alternatively instruct your Controlling Participant to make the election on your behalf; or

- if you have already accepted the Offer, by contacting the Registrar on 1300 665 661 and requesting the appropriate form and then completing and returning the form in accordance with the instructions on it.

As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29. The price of TABCORP Shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code 'TAH'.

You should note that:

- no TABCORP Shares will be sold under the Share Sale Facility until after the Offer has become, or been declared, unconditional (if that occurs);
- the TABCORP Shares sold under the Share Sale Facility may be sold either in the Book Build (if you elect to participate in the Share Sale Facility before the end of the VWAP Period) or on ASX;
- the price at which TABCORP Shares will be sold under the Share Sale Facility is not fixed and is not underwritten, and (in particular in the case of Book Build Shares) may be less than the market price of TABCORP Shares at the time that you elect to participate or that any sale takes place; and
- if there is a large number of TABCORP Shares to be sold under the Share Sale Facility at the same time as your Sale Shares (whether on ASX or under the Book Build), this may have an adverse effect on the price that you receive (see also section 8.6(a)).

Further details in relation to the Share Sale Facility are set out in section 11..

Summary of the Offer

The following is a summary only of the Offer and is qualified by the detailed information contained in the rest of this Bidder's Statement. You should read this Bidder's Statement in full before deciding how to deal with your Tab Shares.

The terms of the Offer are contained in section 10.

What is the Offer?	You are being offered a combination of cash and TABCORP Shares for your Tab Shares on the terms and conditions set out in section 10. The Offer is for all of your Tab Shares. The Offer is **$2.00 cash** and **between 0.20 and 0.22 TABCORP Shares** for each of your Tab Shares. The number of TABCORP Shares that you will receive if you accept the Offer will depend on the TABCORP VWAP (see section 10.1(b)), which will be determined over a 10 Trading Day period after the Offer becomes, or is declared, free of the conditions set out in section 10.7. You will receive the maximum number of 0.22 TABCORP Shares per Tab Share if the TABCORP VWAP is $11.36 or less. You will receive the minimum number of 0.20 TABCORP Shares per Tab Share if the TABCORP VWAP is $12.50 or more. If the TABCORP VWAP is between $11.36 and $12.50, the number of TABCORP Shares which you will receive per Tab Share will be equal to $2.50 divided by the TABCORP VWAP. Your entitlement to TABCORP Shares will be subject to the effects of rounding (see section 10.1(c)). As an example, if you own 257 Tab Shares and you accept the Offer, you will receive 54 TABCORP Shares and $514.00 cash (assuming a TABCORP VWAP of $11.85 and that the Offer becomes, or is declared, unconditional). If you are a Foreign Shareholder you will not receive TABCORP Shares (see sections 9.13 and 10.6(g)). Persons resident in Australia, the United States of America and New Zealand are not Foreign Shareholders.
What is the implied value of the Offer?	The implied value of the Offer is $4.50 per Tab Share, assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.
When does the Offer close?	The Offer is scheduled to close at 7.00 pm (Sydney time) on 25 May 2004. You should note that the Offer Period can be extended as permitted by the Corporations Act.



When will I be paid?	If you accept the Offer in accordance with the instructions contained in the Offer and the Acceptance Form, you will be sent payment within one month after the later of the date you accept and the date the Offer becomes, or is declared, free of the conditions set out in section 10.7. In any event, assuming the conditions of the Offer are satisfied or waived, you will be sent payment within 21 days after the Offer closes.
What will the tax consequences be?	Section 7 describes the major tax implications for Tab Shareholders who accept the Offer and are resident in Australia. Amongst other things, section 7 discusses the CGT rollover relief that Australian resident Tab Shareholders may be eligible for if more than 80% of the Tab Shares are acquired under the Offer (although the Offer is not conditional on this occurring). If available, such relief will only apply to the aspect of the consideration that comprises TABCORP Shares. It will not apply to the cash component of the consideration.
Do I pay brokerage or stamp duty if I accept?	You will not pay brokerage or stamp duty on the disposal of your Tab Shares if you accept the Offer. If you are a Foreign Shareholder, brokerage will be payable in respect of the TABCORP Shares sold under the nominee facility (see sections 9.13 and 10.6(g)).
Conditions of the Offer	The Offer is subject to the defeating conditions which are set out in full in section 10.7. In summary, those conditions include requirements that: • the Offer results in Bidder having relevant interests in more than 50% of the Tab Shares; • certain regulatory actions take place, including the commencement of, and the nomination of Bidder by the New South Wales government under, legislation in New South Wales relating to Tab and the receipt of NSW Racing's approval of certain arrangements as contemplated by that legislation; • certain regulatory actions are not taken to restrain, prohibit or impede the Offer; • no material adverse change occurs in relation to Tab during the Offer Period; and • the conditions precedent to the drawdown of funds under Bidder's Loan Facility (which will be used to fund the cash component of the Offer) are satisfied or waived.


Summary of the Offer (cont'd)

Conditions of the Offer (cont'd)	The status of each of the defeating conditions as at the date of this Bidder's Statement is discussed in sections 9.4 to 9.8. In particular, as discussed above and in sections 8.6(n), 9.6 and 9.7, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. The New South Wales government has also indicated that the Racing Heads of Agreement is capable of satisfying the legislative aspect of the second condition. In contrast, UNiTAB has no agreement with NSW Racing, and NSW Racing has indicated that UNiTAB's 'last and final' proposal to it would leave NSW Racing in a less favourable position if UNiTAB acquired control of Tab. On this basis, TABCORP and Bidder believe that Bidder will be nominated as the 'Nominated Company' under the relevant New South Wales legislation if it receives acceptances for more than 50% (and up to 100%) of the Tab Shares. The Offer is also subject to a statutory condition required by the Corporations Act (see section 10.3(c)). If the conditions are not satisfied or waived then the Offer will not proceed.
How do I accept the Offer?	See the section on the inside front cover of this Bidder's Statement, as well as the instructions on the enclosed Acceptance Form.
I have already accepted UNiTAB's offer. Can I change my mind and accept TABCORP's Offer?	If you have accepted UNiTAB's offer for your Tab Shares but now wish to accept TABCORP's Offer, you must first withdraw your acceptance of UNiTAB's offer. Under the terms of UNiTAB's offer, Tab Shareholders are able to withdraw their acceptance of UNiTAB's offer at any time prior to the satisfaction of the condition of UNiTAB's offer that the Totalizator Amendment Act is proclaimed and the NSW Racing Minister gazettes UNiTAB as the Nominated Company. As at the date of this Bidder's Statement, that condition had not been satisfied.



I have already accepted UNiTAB's offer. Can I change my mind and accept TABCORP's Offer? (cont'd)	Other circumstances may also arise in which you will be able to withdraw an acceptance of UNiTAB's offer. The manner in which you can withdraw your acceptance of UNiTAB's offer will depend on whether your Tab Shares are held in a CHESS Holding or on Tab's issuer sponsored subregister. For further details, see section 9.9 of this Bidder's Statement.
Further information	If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or +61 2 9240 7442 (from outside Australia). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.


TAB
CONRAD
JUPITERS


TABCORP

Australia's premier gambling and entertainment group

Table of Contents

This page has been left blank intentionally.


TAB
CONRAD
JUPITERS

Section 1

Profile of the TABCORP Group and Bidder

1. Profile of the TABCORP Group and Bidder

1.1 Overview of the TABCORP Group

(a) About TABCORP

The TABCORP Group is Australia's premier gambling and entertainment group and TABCORP is one of the world's largest publicly listed gambling companies. The TABCORP Group currently conducts a unique combination of gambling and hospitality activities, including:

- gaming operations in Victoria under the Tabaret brand and monitoring activities in Queensland (see section 1.2(b));
- wagering and network gaming operations (see section 1.2(c)). Although historically the wagering and network games division has focused on the operation of its exclusive licence to operate the TAB network in Victoria (each entity conducting totalizator wagering in Australia (other than in Tasmania) uses the abbreviation 'TAB' in the jurisdiction in which it operates), growth through complementary products (such as Trackside and businesses acquired as part of the recent acquisition of the Jupiters Group) has increased the product range and geographic spread of the wagering and network games division; and
- casino and hospitality operations at Star City Casino in Sydney and three casinos in Queensland, being Conrad Jupiters Hotel-Casino on the Gold Coast, Conrad Treasury Hotel-Casino in Brisbane and Jupiters Townsville Casino in Townsville (see section 1.2(d)). The TABCORP Group has also been appointed developer and manager of the Gold Coast Convention and Exhibition Centre (subsequently referred to as 'GCCEC').

The TABCORP Group also operates a technical services division which provides support for the gaming, wagering and network games and casino divisions (see section 1.2(e)).

Since TABCORP was publicly floated in 1994, the TABCORP Group has consistently grown its business for the benefit of TABCORP shareholders. In particular:

- net profit after tax increased from $63.4 million in the 10.5 months ended 30 June 1995 to $263.1 million (excluding non-recurring items) in the year ended 30 June 2003;
- earnings per share increased from 24.1 cents in the 10.5 months ended 30 June 1995 to 71.5 cents (excluding non-recurring items) in the year ended 30 June 2003; and
- a high dividend payout ratio has been maintained since 1994, with TABCORP increasing its dividends from 14.5 cents per share in the period ended 30 June 1995 to 67.0 cents per share in respect of the year ended 30 June 2003.

In addition to dividends, TABCORP returned capital of 33.0 cents per share to shareholders in the year ended 30 June 1999, and, in the years ended 30 June 2002 and 30 June 2003, TABCORP entered into an on-market share buyback, buying 11,278,013 TABCORP Shares.

After TABCORP's acquisition of the Jupiters Group in November 2003, the TABCORP Group's net assets exceeded $1.8 billion, with approximately 10,000 people being employed by the TABCORP Group. The acquisition of the Jupiters Group brought with it three Queensland casinos, Keno businesses, monitoring businesses and an expanded technology base. Prior to the completion of the Jupiters Merger, Jupiters' Centrebet Business was divested.

TABCORP's market capitalisation as at the date of this Bidder's Statement is approximately $5 billion.

(b) TABCORP's goals and strategy

TABCORP aspires to consolidate the TABCORP Group's position as Australia's premier gambling and entertainment group. To achieve this aspiration, TABCORP's strategic focus is on both organic and inorganic growth opportunities.

(i) Organic growth

TABCORP will continue to seek to drive growth in its existing businesses through a focus on:

- continuous improvement in customer service and overall product quality;
- disciplined investment in people, products and processes;
- operational excellence in delivery; and
- speed in execution and innovation.

(ii) Inorganic growth

TABCORP will seek to implement merger and acquisition opportunities that:

- are within TABCORP's core competencies of gambling, entertainment and hospitality; and
- enhance shareholder value through delivery of returns in excess of TABCORP's cost of capital.

The key performance indicators in determining whether TABCORP has achieved its goals are whether TABCORP:

- achieves growth that provides superior shareholder returns;
- is acknowledged as providing a great place to work;
- is renowned for offering the best gambling and entertainment experience for customers; and
- is respected as a responsible and valued member of the community.

These key performance indicators will continue to be framed by TABCORP's core values of teamwork, integrity and performance.

1.2 The TABCORP Group's principal activities

(a) Introduction

TABCORP has three principal operating divisions, being:

- gaming;
- wagering and network games; and
- casinos.

It also has a technical services division which provides support to the operating divisions.

Figure 1.2.1: TABCORP divisions


TABCORP
Wagering and Network Games
Gaming
Casinos
Technical Services
Keno and Network Games
VIC Wagering
566 outlets, internet and phone betting
Jupiters Technology
VIC
13,684 EGMs in 128 hotels and 142 clubs
QLD
14,929 EGMs monitored
Star City
200 tables
1,498 EGMs
491 hotel rooms and apartments
Conrad Treasury
86 tables
1,329 EGMs
130 hotel rooms
AWA
Systems
VIC Keno – 103 venues
QLD Keno – 867 venues
NSW Keno – 1,034 venues
Trackside – 209 VIC venues
Conrad Jupiters
104 tables
1,403 EGMs
594 hotel rooms
Jupiters Townsville
16 tables
300 EGMs
194 hotel rooms
GCCEC

A number of licences held by the TABCORP Group are discussed in this section 1.2. For further details of these licences, and a discussion of the regulatory background to them, see section 1.5(b).

(b) The gaming division

(i) Introduction

The gaming division primarily consists of the activities conducted in Victoria under the Gaming Licence.

The Gaming Licence authorises TABCORP (as one of two authorised participants) to conduct, amongst other things:

- gaming in licensed clubs and hotels in Victoria; and
- Club Keno games in licensed clubs and hotels in Victoria, which are conducted through a joint venture arrangement with Tattersall's.

The other Victorian gaming licence is held by Tattersall's. The proprietor of Crown Casino is separately licensed to conduct gaming at that venue.

The Victorian venues in which TABCORP's machines are installed operate under the Tabaret brand.

The gaming division also operates a gaming machine monitoring business in Queensland providing monitoring and a range of other services to hotels and clubs in Queensland as a licensed monitoring operator.

(ii) Operations

As at 31 December 2003, TABCORP operated 13,684 gaming machines (of a permitted maximum of 13,750 machines for TABCORP in Victoria) in 270 licensed club and hotel venues in metropolitan and country Victoria, as summarised in Figure 1.2.2.

Figure 1.2.2: TABCORP's gaming machine network

Area	Number of venues		Number of gaming machines	
	Clubs	Hotels	Clubs	Hotels
Melbourne Metropolitan	66	94	3,883	5,722
Victorian Country	76	34	2,947	1,132
Total	**142**	**128**	**6,830**	**6,854**

Tattersall's (with a permitted maximum of 13,750 gaming machines) and Crown Casino (with a permitted maximum of 2,500 gaming machines) also operate gaming machines in Victoria. Tattersall's competes with TABCORP for venue operators as well as gaming customers.

TABCORP estimates that its share of gaming machine revenue in Victoria from licensed clubs and hotels has increased from 35.5% for the year ended 30 June 1994 (for the Totalizator Agency Board of Victoria from which TABCORP originally acquired its Victorian gaming and wagering business on 15 August 1994) to 48.3% for the year ended 30 June 2003.

The Queensland gaming machine monitoring business monitors 14,929 gaming machines in 310 hotels and club venues across Queensland.

(iii) Business strategies

The business strategies of the gaming division are to responsibly grow revenues and profits and increase market share by:

- working with venue operators to increase the number of venues with attractive theming, quality entertainment facilities and good customer access;
- optimising the location of venues and gaming machines;
- providing new gaming products; and
- working with venue operators to implement uniformly high quality customer service standards and venue management procedures across all venues.

The gaming division aims to continue to improve customer service for new and existing customers in Victoria by conducting customer focus groups, expanding its process of 'mystery shopping visits' to venues (pursuant to which TABCORP representatives monitor and assess customer service at venues) and continuing its training of staff in venues.

In light of the introduction of bans on smoking in gaming areas in Victoria on 1 September 2002:

- a machine reservation system has been introduced which enables customers who smoke to take a cigarette break without another person interrupting their use of a particular machine; and
- TABCORP (in conjunction with its Tabaret venue partners) has endeavoured, and will continue to endeavour, to provide improved facilities at venues for customers who smoke.

(c) The wagering and network games division

(i) Introduction

The wagering and network games division has operations in Victoria, New South Wales and Queensland, as discussed further below.

Figure 1.2.3: Wagering and network games division operations


Wagering and Network Games division
Totalizator wagering on racing
Totalizator and fixed odds sports betting
Keno
Trackside
International software and hardware sales and support

(ii) Operations - Totalizator and fixed odds wagering

Pursuant to the Wagering Licence, TABCORP conducts:

- off-course totalizators in Victoria on thoroughbred, harness and greyhound racing in Australia and New Zealand;
- on-course totalizators in Victoria on thoroughbred, harness and greyhound racing; and
- totalizator and fixed odds betting competitions in Victoria on approved sporting events.

Wagers are sold:

- in Victoria through a retail network of 566 retail agencies and selected clubs and hotels (PubTABs);
- to customers via telephone betting accounts, through TABCORP's two telephone betting centres, and interactively through touch tone and natural language speech recognition systems;
- via the internet; and
- at Victorian metropolitan and country race tracks through on-course totalizators.

In addition, the division conducts fixed odds and totalizator betting on sporting and other events. Such bets are primarily sold through:

- telephone betting accounts;
- the internet; and
- PubTABs and TAB retail agencies.

Off-course and on-course wagering on racing is the principal form of wagering in Victoria, representing approximately 95% of the revenue of the Victorian wagering business.

As a legislated State-based monopoly, the wagering business mainly competes with bookmakers in Victoria. Further competition may also come from the introduction, or increased presence, of betting exchanges and other wagering operators that take bets over the internet.

Sections 1.6(a) and 1.6(b) describe the key contractual arrangements between the TABCORP Group and the Victorian Racing Industry, including an arrangement whereby the income generated from, and expenses incurred in, TABCORP's activities under the Wagering Licence and the Gaming Licence in Victoria are shared 75% by the TABCORP Group and 25% by VicRacing Pty Ltd.

(iii) Operations - Network games and other operations

The network games part of the division operates:

- Club Keno in Victoria (under a joint venture arrangement with Tattersall's) in 103 venues with TABCORP gaming machines;
- Keno in New South Wales (under a joint licence with a company owned by The Registered Clubs Association of New South Wales (see section 1.5(b)(v)) in 1,034 venues (plus Star City Casino);

- Keno in Queensland in 867 venues including casinos, clubs, hotels and some TAB agencies; and
- the Trackside product (which is a simulated horse racing product) in 209 Victorian TAB retail agencies and PubTABs as at 31 December 2003, as well as Star City Casino.

The wagering and network games division also operates a software and hardware sales and support business (***Jupiters Technology***) relating to products such as Trackside, totalizator systems and Keno systems.

(iv) Business strategies

The business strategies of the wagering and network games division (by area) are to responsibly:

TAB branded wagering business

- enhance the wagering product by:
  - working with the Victorian Racing Industry to increase the quantity and improve the quality of racing for wagering purposes;
  - expanding the available range of bet types; and
  - optimising fixed odds betting on sporting events by managing books for TAB operators in all Australian States and Territories (including UNiTAB's Queensland, South Australian and Northern Territory operations) with the exception of New South Wales;
- improve and expand the distribution of the wagering product by:
  - upgrading the presentation of retail outlets;
  - improving internet wagering facilities;
  - installing further self-service betting terminals;
  - expanding interactive voice response technology for telephone betting; and
  - working with TAB retail agencies and PubTABs to improve the profitability of outlets;

Network games and Jupiters Technology

- expand the number of venues in which the Keno product is offered in New South Wales, Queensland and Victoria with continued improvements to product appeal and customer service; and
- continue to expand the products offered by the division and market Jupiters Technology's intellectual property and technology to other gambling operators in Australia and internationally.

(d) The casinos division

(i) Introduction

In 1999, the TABCORP Group acquired Star City Holdings, a public company which was then listed on ASX. The Star City Group holds the sole casino licence in New South Wales and owns and operates Star City Casino.

In November 2003, the TABCORP Group acquired Jupiters, a public company which was then listed on ASX. The Jupiters Group owns, amongst other businesses, Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Consequently, the casinos division is now responsible for the operation of these four casinos. However, BI Gaming, a wholly-owned subsidiary of Caesar's Entertainment, has the management contract to operate the Conrad Jupiters Hotel-Casino and the Conrad Treasury Hotel-Casino properties on behalf of the TABCORP Group (see section 1.6(d)). TABCORP is currently in discussions with Caesar's Entertainment in relation to these management contracts and the future management of these two casinos.

(ii) Operations - Star City Casino

Star City Casino is located in Pyrmont in Sydney and has a 99 year licence (expiring in 2093). The NSW Casino Licence provides Star City with certain exclusivity rights until 13 September 2007 (see section 1.5(b)(iii)).

As at 31 December 2003, Star City Casino featured 200 gaming tables (although the licence is for 210) located on the main gaming floor and in the private gaming room (known as the 'Endeavour Room'). Star City Casino has currently suspended its international rebate play business. As a result of this, 10 gaming tables are currently not in operation. Electronic gaming operations at the casino include 1,498 gaming machines, two Trackside terminals, a wagering outlet and Keno terminals.

As at 31 December 2003, Star City Casino's non-gambling operations included 352 hotel rooms and 139 apartments (of which Star City owns 95) as part of its five star hotel and apartment complex, seven restaurants, six bars, banquet facilities, two theatres and a car park.

(iii) Operations - Conrad Jupiters Hotel-Casino

Conrad Jupiters Hotel-Casino was established in 1985 and operates under a casino licence which is held in perpetuity. It is located on a 6.6 hectare landscaped island facility and is the only casino resort destination on the Gold Coast.

As at 31 December 2003, Conrad Jupiters Hotel-Casino featured 104 gaming tables (although the licence is for 117) located on the main gaming floors and in the private gaming room. The gaming tables operations at Conrad Jupiters Hotel-Casino incorporate an international rebate play table games business in the private gaming room. Electronic gaming operations at the casino include 1,403 gaming machines (although the licence is for 1,404), a wagering outlet and Keno terminals.

As at 31 December 2003, Conrad Jupiters Hotel-Casino's non-gambling operations included 594 hotel rooms as part of the complex's five star hotel, six restaurants, seven bars, banqueting and conference facilities, a theatre and a car park.

(iv) Operations - Conrad Treasury Hotel-Casino

Conrad Treasury Hotel-Casino was established in 1995 and operates under a 75 year casino licence (expiring in 2070) with a 10 year exclusivity period for casino gaming within a 60 kilometre radius of its downtown Brisbane location. The operations are housed in the restored Treasury and Land Administration Buildings, a heritage site within Brisbane's central business district.

As at 31 December 2003, Conrad Treasury Hotel-Casino featured 88 gaming tables (although the licence is for 111) located on the main gaming floor and in the private gaming room. The gaming tables operations at Conrad Treasury Hotel-Casino incorporate an international rebate play table games business in the private gaming room. Electronic gaming operations at the casino include 1,329 gaming machines (although the licence is for 1,404), a wagering outlet and Keno terminals.

As at 31 December 2003, Conrad Treasury Hotel-Casino's non-gambling operations included 130 hotel rooms as part of the complex's five star hotel, six restaurants, six bars and a car park.

(v) Operations - Jupiters Townsville Casino

Jupiters acquired the Jupiters Townsville Casino as a result of a successful takeover bid for the Breakwater Island Trust (the owner of the Jupiters Townsville Casino) in 2002. At the time of the bid, Jupiters owned 47.5% of the units in the Breakwater Island Trust (which was listed on ASX). The bid was successful and Jupiters completed compulsory acquisition of all of the units in the Breakwater Island Trust on 24 February 2003.

Jupiters Townsville Casino was established in 1986 and operates under a casino licence which is held in perpetuity.

As at 31 December 2003, the casino featured 16 gaming tables (although the licence is for 37) and 300 gaming machines (although the licence is for 444).

As at 31 December 2003, Jupiters Townsville Casino's non-gambling operations included 194 hotel rooms as part of the complex's five star hotel, three restaurants, six bars and a 241 berth marina.

The TABCORP Group also has a 20% interest in, and operates, the Townsville Entertainment and Convention Centre.

(vi) Operations - Gold Coast Convention and Exhibition Centre

Jupiters has also been appointed as the developer and manager of the GCCEC (which is owned by the State of Queensland), which is scheduled to open in mid-2004. The centre is located adjacent to Conrad Jupiters Hotel-Casino and the two properties will be connected by a covered walkway. Upon completion, the centre will accommodate up to 6,000 people in various entertainment and sports modes and up to 2,000 delegates in convention mode. The agreements relating to the GCCEC are discussed in section 1.6(f).

(vii) Business strategies

The business strategies of the casinos division are to:

- responsibly grow revenue by:
  - marketing to the respective local markets and highlighting the customer service and product offering in both gambling and non-gambling areas;
  - marketing to existing customers (including VIP and premium play customers), and increasing each casino's share of their gambling budget, through improved customer service, product offering and reward and recognition;
  - cross-marketing to customers of other (non-gambling) services at each of the casino properties;
  - improving the table games product mix so that it matches demand;
  - marketing to interstate and international visitors; and
  - building loyalty through customer knowledge; and
- enhance operational performance by:
  - continuing to focus on cost efficiency in all areas of the business;
  - undertaking targeted capital investment in gaming machines and specific table games and also in the food and beverage and hotel operations;
  - refining the product mix; and
  - product innovation, such as electronic table games.

(e) Technical services

Computer systems and operational and field service areas are integral to the conduct of the TABCORP Group's gaming, wagering and network games and casino businesses. As part of the acquisition of the Jupiters Group, TABCORP assumed ownership of AWA. AWA and its subsidiaries provide field support and maintenance services nationally for desktop and network equipment to the Australian information technology industry and provide maintenance support for gaming machines, Keno and wagering terminals and a wide variety of gaming ancillary equipment.

Overall, TABCORP's technical services strategy is to maintain a very high level of technological self-sufficiency, combined with a flexible and competitive portfolio of arrangements with external equipment and service providers to access products and critical specialist skills and to manage variability of development demand.

1. Profile of the TABCORP Group and Bidder (cont'd)

1.3 Directors of TABCORP

Details of the directors of TABCORP are set out below.

M.B. Robinson AO

Chairman and Non-Executive Director since June 1994

Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his recent retirement on 31 December 2003. Mr Robinson remains a Consultant to the firm. He was the Senior Partner of Arthur Robinson & Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

M.J. Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and Director of AXA Asia Pacific since July 2000 and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Ltd and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a Director of Coles Myer Ltd., HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-Executive Director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc, one of the world's largest gambling companies. Mr Satre is also a Director of the Gaming Entertainment Research and Education Foundation and the American Gaming Association. He is a Director of JDN Realty Company.

J.D. Story

Non-Executive Director since January 2004

John Story was previously a Director of Jupiters. He is a solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited. He is a member of the TABCORP Audit and Compliance Committees.

R.F.E. Warburton

Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited, NM Rothschild Australia Holdings Pty Ltd and NM Rothschild & Sons (Australia) Limited. He is Chairman of the TABCORP Remuneration Committee and a member of the TABCORP Nomination Committee.

L.J. Willett AO

Non-Executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the TABCORP Remuneration Committee.

W.V. Wilson

Non-Executive Director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

1.4 Financial information

(a) Overview

Set out below is selected information derived from:

- TABCORP's audited consolidated statements of financial performance for the years ended 30 June 1999 to 30 June 2003;
- TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003;
- adjustments for non-recurring items for TABCORP's audited consolidated statements of financial performance and TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003;
- TABCORP's audited consolidated statement of financial position as at 30 June 2003;
- Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003;
- Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003;
- adjustments for non-recurring items for Jupiters' audited consolidated statement of financial performance and Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003; and
- Jupiters' audited consolidated statement of financial position as at 30 June 2003.

The Jupiters Merger did not occur until after 30 June 2003 and so the financial information set out in paragraphs (b) to (e) of this section 1.4 does not include the Jupiters Group. That information is set out separately in section 1.4(g).

Selected information taken from the statement of financial position of TABCORP as at 31 December 2003 is set out in section 5.2. Amongst other things, that information reflects the completion of the Jupiters Merger.

The information set out in this section 1.4 (the ***Financial Information***) should be read together with the assumptions underlying its preparation and the other information contained in Parts I and II (which set out TABCORP's significant accounting policies), and Parts I and III (which set out Jupiters' significant accounting policies), of Annexure F.

(b) TABCORP statements of financial performance

Figure 1.4.1 sets out selected information which has been derived from TABCORP's audited consolidated statements of financial performance for the years ended 30 June 1999 to 30 June 2003. Figure 1.4.1 is a summary only.

Figure 1.4.1: Summary statements of financial performance for the years ended 30 June

($m)	1999A	2000A	2001A	2002A	2003A
Net revenue	1,066	1,596	1,813	1,933	1,901
EBITDA	255	414	478	541	541
EBITA	220	332	383	451	454
EBIT	220	319	365	433	436
Net interest expense	4	(46)	(67)	(52)	(49)
PBT (excluding non-recurring items)	**224**	**274**	**299**	**381**	**387**
Tax expense	(81)	(104)	(111)	(121)	(124)
NPAT (excluding non-recurring items and pre goodwill amortisation)	**143**	**183**	**206**	**278**	**281**
NPAT (excluding non-recurring items and post goodwill amortisation)	143	170	188	259	263
Non-recurring items after tax	-	4[1]	-	2[2]	(10)[3]
NPAT (post goodwill amortisation)	**143**	**174**	**188**	**261**	**253**

(c) Management discussion of financial performance

(i) Overview

TABCORP has consistently recorded strong financial performance, resulting in increased returns to shareholders, as illustrated in Figures 1.4.2 to 1.4.5.

Figure 1.4.2: Net profit after tax (post goodwill amortisation)[4]



300.0
250.0
200.0
150.0
100.0
50.0
0.0
$m
143.3
170.3
187.7
259.3
263.1
1999
2000
2001
2002
2003

Figure 1.4.3: Earnings per share[4]



100.0
80.0
60.0
40.0
20.0
0.0
cps
47.1
52.5
55.3
74.3
76.4
47.1
48.8
50.4
69.5
71.5
1999
2000
2001
2002
2003
EPS (post goodwill amortisation)
Goodwill amortisation

Notes

1 For the year ended 30 June 2000, the non-recurring item was profit on sale of land and buildings of $4.4 million after tax.

2 For the year ended 30 June 2002, non-recurring items included the South Australia TAB penalty payment of $3.9 million after tax (positive) and restructure costs of $2.3 million after tax (negative).

3 For the year ended 30 June 2003, non-recurring items included restructure costs of $2.7 million after tax and property related write-downs and provisions of $7.8 million after tax.

4 Excludes non-recurring items.

Figure 1.4.4: Dividends per share


80.0
60.0
40.0
20.0
0.0
cps
43.0
47.0
51.0
63.0
67.0
1999
2000
2001
2002
2003

Figure 1.4.5: Return on shareholders' funds[1]


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.8%
16.4%
15.4%
20.2%
20.9%
1999
2000
2001
2002
2003

TABCORP has grown profit significantly since listing on ASX in 1994, with net profit after tax growing from $63.4 million for the 10.5 months ended 30 June 1995 to $263.1 million for the year ended 30 June 2003 (excluding non-recurring items). Over the same period, TABCORP has maintained a high dividend payout ratio, returning a total of $3.90 in dividends (fully franked) per share, in addition to a return of capital in January 1999 of 33 cents per share.

During the year ended 30 June 1999, net profit after tax increased by 18.2% to $143.3 million, while revenues increased 13.7% to $1,066.2 million. This result was driven by a strategic focus on providing customers with modern, attractive venues and facilities and high levels of customer service. The gaming division increased revenue by 17.2% to $713.2 million and EBIT on a full allocation basis by 20.6% to $176.4 million. The wagering division increased revenue by 7.2% to $353.0 million and EBIT on a full allocation basis by 16.7% to $43.7 million.

During the year ended 30 June 2000, TABCORP maintained its record of continuous strong profit growth, whilst at the same time undergoing a significant change in its profile with the acquisition of the Star City Group. Continuing revenue increases from both the wagering and gaming businesses, combined with the acquisition of the Star City Group, enabled TABCORP to achieve a 49.7% increase in revenue to $1,595.8 million. This growth in revenue, combined with a continuing focus on the containment of operating expenses, resulted in an increase in EBIT of 45.3% to $319.9 million (excluding abnormal items) and an increase in net profit after tax of 18.8% to $170.3 million (excluding non-recurring items of $4.4 million (after tax) relating to the sale of a property).

The year ended 30 June 2001 resulted in TABCORP growing its profit despite a number of regulatory changes and the impact of the introduction of the GST on consumer confidence and household disposable income. Net profit after tax increased by 10.2% on the prior year to $187.7 million. TABCORP's net profit after tax in this year was negatively affected by a below theoretical win rate in the international rebate business conducted by Star City at that time (this business was suspended as of 30 June 2001). The net profit after tax from operations other than the international rebate business grew by 16.3%.

During the year ended 30 June 2002, TABCORP was able to maintain the momentum of the wagering and gaming businesses and implement significant initiatives at Star City Casino, which resulted in a record net profit after tax of $259.3 million (excluding non-recurring items), a 38.1% increase on the prior comparable 12 months. Including the non-recurring items, net profit after tax was $261.0 million, a 39.0% increase on the prior comparable 12 months. This result was driven by effective cost management across the entire business, particularly in the wagering business. The non-recurring items of approximately $1.7 million profit (after tax) related to termination fees paid by the South Australian government with respect to South Australia TAB's termination of contractual arrangements involving TABCORP and redundancy costs arising from the restructure of the Star City Casino operations.

Note

1 Excludes non-recurring items and pre-amortisation of goodwill.

1. Profile of the TABCORP Group and Bidder (cont'd)

TABCORP recorded a 1.5% increase in profit after tax (excluding non-recurring items) to $263.1 million for the year ended 30 June 2003. Including the non-recurring items ($10.5 million after tax), net profit after tax was $252.6 million, a decrease of 3.2%.

During the year, TABCORP's net operating revenue declined by 1.7% to $1,900.7 million with increases in wagering and Star City Casino revenue more than offset by a decline in gaming revenue following the introduction of bans on smoking in Victorian gaming venues from 1 September 2002.

On 30 June 2003, the TABCORP Group entered into an agreement with Leighton Property Development Pty Ltd to purchase, for $53 million, that company's 15% interest in the Star City Management Agreement, as well as its 15% interest in the company that managed Star City Casino pursuant to the Star City Management Agreement. Between 11 January 2000 and 15 July 2003 (the date on which the sale was completed), the TABCORP Group owned the remaining 85% interests in the Star City Management Agreement and the management company and accordingly was entitled to 85% of the management fees paid under the Star City Management Agreement.

(ii) Gaming division

The historical revenue and profit performance of the gaming division is summarised in Figures 1.4.6 and 1.4.7.

Figure 1.4.6: Net operating revenue – gaming



1,000
800
600
400
200
0
$m
713
795
846
918
848
1999
2000
2001
2002
2003

Figure 1.4.7: EBIT – gaming[1]



250
200
150
100
50
0
$m
176
202
218
231
208
1999
2000
2001
2002
2003

Over the four years ended 30 June 2002, TABCORP's gaming division grew revenue from $713 million to $918 million, a compound annual growth rate of 8.8%. Over the same period EBIT on a full allocation cost basis grew from $176.4 million to $230.8 million, a compound annual growth rate of 9.4%. This growth in the Victorian gaming market was driven by TABCORP working with its network of venue operators to provide high quality venues with a broad range of entertainment facilities, the latest gaming products and high levels of customer service.

The gaming division's revenue for the year to 30 June 2003 was $848.1 million, 7.6% below the previous year. EBIT on a full allocation cost basis (excluding non-recurring items) was $207.8 million, a decrease of 10.0% on the previous year.

The introduction of smoking bans in Victorian gaming venues from 1 September 2002 resulted in many customers who smoke either not staying as long in venues as they did before the bans or reducing the number of their visits to venues. This adversely impacted revenue and profitability with revenue declining by 13.0% in the second half of the year relative to the prior corresponding period.

The gaming division's response to the bans is discussed in section 1.2(b)(iii). While revenue levels in the second half of the year ended 30 June 2003 were still down on the comparable period in the previous

Note

1 On a full allocation cost basis and excluding non-recurring items.

year, the improvement to the overall amenity for all customers has reduced the impact of the smoking bans in the majority of cases.

The gaming division was able to hold its operating expenses to 2002 levels, excluding non-recurring items relating to provisions against the Queensland gaming assets, provisions for surplus lease space and restructuring costs, which, in aggregate, amounted to $4.9 million before tax.

(iii) Wagering division

The historical revenue and profit performance of the wagering division is summarised in Figures 1.4.8 and 1.4.9.

Figure 1.4.8: Net operating revenue – wagering

Figure 1.4.9: EBIT – wagering[1]



$m
420
380
340
300
353
363
380
404
421
1999
2000
2001
2002
2003
$m
60
40
20
0
44
48
53
58
64
1999
2000
2001
2002
2003

Over the four years ended 30 June 2002, TABCORP's wagering division grew revenue from $353 million to $404 million, a compound annual growth rate of 4.6%. Over the same period EBIT on a full allocation cost basis grew from $43.7 million to $58.3 million (excluding a non-recurring item in the 2002 financial year relating to a payment of $5.6 million from South Australia TAB for exiting pooling arrangements following the acquisition of South Australia TAB by UNiTAB), a compound annual growth rate of 10.1%. This was driven by continued refinement of the wagering product and a focus on operating efficiencies.

In the year ended 30 June 2003, the wagering division increased net operating revenue by 4.4% to $421.3 million. EBIT on a full allocation cost basis, excluding non-recurring items of $1.4 million relating to restructure costs, grew by 9.3% to $63.7 million.

Each of the three racing codes achieved revenue growth during the year with revenue from thoroughbred racing up 3.4%, revenue from harness racing up 4.7% and revenue from greyhound racing up 7.4%. A strong Spring Racing Carnival and growth from provincial and interstate racing supported the continued growth. Having consistently decreased since TABCORP listed on ASX, on-course turnover grew during the year ended 30 June 2003.

Sportsbetting revenue was down on the previous year - the previous year having featured the soccer World Cup. However the underlying performance, excluding the impact of the soccer World Cup, was a continuation of strong growth in revenue.

Self-service continued to grow, particularly the usage by TABCORP's account sales customers, during the year ended 30 June 2003. Touch tone telephone, natural language speech recognition and the internet comprised 46% of all account sales transactions during the year ended 30 June 2003, up from 30% in the prior year. The expansion of these options assisted the wagering division to reduce expenses on the prior year.

Note

1 On a full allocation cost basis and excluding non-recurring items.

(iv) Star City Casino

The historical revenue and profit performance of the operations of Star City Casino is summarised in Figures 1.4.10 and 1.4.11.

Figure 1.4.10: Net operating revenue – Star City Casino[1]



600
400
200
0
$m
438
586
612
631
2000
2001
2002
2003

Figure 1.4.11: EBITA – Star City Casino[1,2]



200
150
100
50
0
$m
83
112
162
182
2000
2001
2002
2003

TABCORP acquired a controlling interest in the Star City Group in October 1999 and completed the acquisition of the Star City Group soon afterwards.

Over the period since the acquisition to 30 June 2002, TABCORP's casino division grew revenue from $438 million (8.5 months) to $612 million (12 months). For comparative purposes, revenue was relatively flat over the period largely due to losses from its international rebate play business. The international rebate play business was suspended at the end of the 2001 financial year. Over the same period EBITA on a full allocation cost basis grew from $83.0 million (8.5 months) to $161.7 million. EBITA on a full allocation cost basis (pre non-recurring items of $3.2 million relating to restructure costs) for the year ended 30 June 2002 increased 44.0% on the prior year. This was driven by a strong focus on operating efficiencies.

In the year ended 30 June 2003, Star City Casino increased net operating revenue by 3.2% to $631.3 million. EBITA on a full allocation cost basis (excluding non-recurring items) grew by 12.4% to $181.7 million.

Revenue from table games on the main gaming floor increased with changes in product mix such as the introduction of low limit double zero roulette in January 2003 and rapid roulette in April 2003.

Electronic gaming machine revenue grew 4.0% during the year. Refinements to the overall electronic gaming machine offer were ongoing with new games continually being introduced and a VIP gaming machine lounge being opened in June. This followed the relocation of 28 machines earlier in the financial year from the main gaming floor to the private gaming room.

Table game revenue from the private gaming floor was below the previous year but showed a marked turnaround in the fourth quarter.

Non-gaming revenue grew strongly during the year ended 30 June 2003, with all businesses showing improvement on the previous year. The hotel and apartment occupancy increased to 79.9% and the average room rate increased by 7.0%.

Star City Casino maintained its focus on expenditure control during the year ended 30 June 2003, enabling the division to post double digit growth in EBITA (excluding non-recurring items relating to a provision of $7.0 million with respect to a lease liability and $1.2 million relating to restructuring costs).

Notes

1 2000 results are for the 8.5 months ending 30 June 2000.

2 On a full allocation cost basis and excluding non-recurring items and goodwill amortisation.

(d) TABCORP statements of cashflows

Figure 1.4.12 sets out selected information which has been derived from TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003. Figure 1.4.12 is a summary only.

Figure 1.4.12: Summary statements of cashflows for the years ended 30 June

($m)	1999A	2000A	2001A	2002A	2003A
EBITDA (post non-recurring items)	255	421	478	544	526
Income tax paid	(73)	(92)	(136)	(99)	(122)
Other cashflow from operations	23	(42)	(52)	(30)	(26)
Total cashflow from operations	**205**	**287**	**290**	**415**	**378**
Capital expenditure	(86)	(76)	(47)	(47)	(44)
Payment for controlled entities (net of cash acquired)	-	(473)	-	-	-
Other cashflow from investing activities	8	17	10	12	14
Total cashflow from investing activities	**(78)**	**(532)**	**(37)**	**(35)**	**(30)**
Net proceeds from borrowings	38	320	(29)	(162)	(11)
Proceeds from issue of securities	(100)	92	-	(1)	(105)
Dividends paid	(122)	(171)	(182)	(213)	(240)
Other cashflow from financing activities	-	1	-	-	-
Total cashflow from financing activities	**(184)**	**242**	**(211)**	**(376)**	**(356)**
Total cashflow	**(57)**	**(3)**	**41**	**3**	**(8)**

Section 1.4(c) discusses the non-recurring items referred to in Figure 1.4.12.

(e) TABCORP statement of financial position

Figure 1.4.13 sets out selected information which has been derived from TABCORP's audited consolidated statement of financial position as at 30 June 2003. Figure 1.4.13 is a summary only.

Figure 1.4.13: Summary statement of financial position as at 30 June 2003

($m)	2003A
Cash and deposits	118.8
Other current assets	39.6
Total current assets	**158.4**
Land and buildings, plant and equipment	759.2
Licences and casino management contract	1,081.8
Goodwill	292.9
Other assets	107.2
Total non-current assets	**2,241.1**
Total assets	**2,399.5**
Current borrowings	450.9
Other current liabilities	238.2
Non-current borrowings	315.0
Other non-current liabilities	75.5
Total liabilities	**1,079.6**
Shareholders' funds	**1,319.9**

(f) Contingent liabilities

Set out below are details of contingent liabilities where the probability of future payments/receipts is not considered remote. Also set out below are details of contingent liabilities which, although considered remote, TABCORP considers should be disclosed.

The directors of TABCORP are of the opinion that provisions are not required in respect of these matters, because it is not probable that a future sacrifice of economic benefits will be required or because the relevant amount is not capable of reliable measurement.

(i) Deeds of cross guarantee

Various members of the TABCORP Group have entered into deeds of cross guarantee in accordance with a Class Order issued by ASIC. The respective parties to each deed (in accordance with the terms of the deed) guarantee to all current and future creditors the repayment of all debts of the other parties to the relevant deed in the event that any of those parties are wound up with outstanding debts.

(ii) Charges

Certain of TABCORP's controlled entities have provided the NSW Casino Control Authority with a fixed and floating charge over all of their assets and undertakings to secure the payment of all monies which they owe, and the performance of all obligations which they have, to the NSW Casino Control Authority.

TABCORP Participant has entered into a deed of cross charge with its joint venture partner, VicRacing Pty Ltd, under the Joint Venture Agreement to cover the non-payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(iii) Guarantee and indemnity

Certain of TABCORP's controlled entities have entered into a guarantee and indemnity agreement in favour of the NSW Casino Control Authority whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(iv) Tax audit

In December 2003, the Australian Taxation Office issued Star City with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to 30 June 2002 is $31.6 million, and penalties and interest charges amount to a further $25.6 million at 31 December 2003. 50% of the amounts of the assessment and amended assessments were paid in January 2004, and have been recorded as deferred tax assets in the statement of financial position as at 31 December 2003. Payment of the remaining 50% has been deferred pending resolution of the dispute, pursuant to an agreement with the Australian Taxation Office. No liability has been recognised in respect of the deferred amount in the statement of financial position.

Under current Australian Accounting Standards, the current profit impact of the tax in dispute, including penalties and interest, would be approximately $34.4 million, the balance only having an impact on the statement of financial position.

On the basis of external advice and its assessment of the issue, TABCORP has lodged objections to the income tax assessments and believes it will ultimately be successful in its claims. If TABCORP is successful in its objections, the amounts paid in January 2004 will be refunded.

(g) Jupiters' historical financial information

(i) Summary of Jupiters' statement of financial performance

The following selected information in Figure 1.4.14 has been extracted and/or derived from Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003. Figure 1.4.14 is a summary only.

Figure 1.4.14: Summary of Jupiters' statement of financial performance for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Net revenue	727.4	697.4
EBITDA	178.7	169.2
EBITA	132.6	125.2
EBIT	124.8	119.5

(ii) *Summary of Jupiters' statement of financial position*

The following selected information in Figure 1.4.15 has been derived from Jupiters' audited consolidated statement of financial position as at 30 June 2003. Figure 1.4.15 is a summary only.

Figure 1.4.15: Summary of Jupiters' statement of financial position as at 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Cash and deposits	77.9	63.4
Other current assets	66.7	50.1
Total current assets	**144.6**	**113.5**
Land and buildings, plant and equipment	758.8	758.8
Licences and casino management contract	9.7	9.7
Intangibles and other assets	139.3	139.3
Total non-current assets	**907.8**	**907.8**
Total assets	**1,052.4**	**1,021.3**
Current borrowings	45.3	45.3
Other current liabilities	126.1	95.1
Non-current borrowings	392.3	392.3
Other non-current liabilities	9.7	9.7
Total liabilities	**573.4**	**542.4**
Net assets	**479.0**	**478.9**

(iii) Summary of Jupiters' statement of cashflows

The following selected information in Figure 1.4.16 has been derived from Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003. Figure 1.4.16 is a summary only.

1. Profile of the TABCORP Group and Bidder (cont'd)

Figure 1.4.16: Summary of Jupiters' statement of cashflows for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
EBITDA (post non-recurring items)	178.7	169.2
Income tax paid	(51.4)	(45.5)
Other cashflow from operations	(41.7)	(44.4)
Total cashflow from operations	**85.6**	**79.3**

(iv) Description of Jupiters' results

The businesses that were acquired by TABCORP (that is, all operations excluding the Centrebet Business) produced EBITA (excluding non-recurring items of $4.0 million) of $129.2 million in the year ended 30 June 2003.

EBITDA (excluding non-recurring items of $4.0 million and excluding the Centrebet Business) for the year ended 30 June 2003 was $173.2 million. This EBITDA was impacted by increased provisioning for doubtful debts in the international commission business, which was partially offset by earnings from Jupiters' wide-area gaming and technology services operations.

The following selected information in Figure 1.4.17 on EBITDA by business segment has been derived from Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003. Figure 1.4.17 is a summary only.

Figure 1.4.17: Jupiters EBITDA by business segment for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Land based operations	141.5	141.5
Wide-area operations	44.5	44.5
Sportsbetting operations (Centrebet)	9.5	-
Technology operations	1.5	1.5
Unallocated	(14.3)	(14.3)
Total EBITDA (pre non-recurring items)	**182.7**	**173.2**
Merger costs	(4.0)	(4.0)
Total EBITDA (post non-recurring items)	**178.7**	**169.2**

Casino gaming net operating revenue was $430.9 million in the year ended 30 June 2003 and total casino non-gaming net operating revenue was $108.6 million in the year ended 30 June 2003.

For the year ended 30 June 2003, net operating revenues were $285.7 million at Conrad Jupiters Hotel-Casino, $215.8 million at Conrad Treasury Hotel-Casino and $38.0 million at Jupiters Townsville Casino.

Non-casino and non-hotel operations earned net operating revenue of $187.9 million in the year ended 30 June 2003.

Operating expenses were $548.7 million in the year ended 30 June 2003, including $4.0 million in costs relating to the Jupiters Merger.

Depreciation and amortisation expense was $53.9 million in the year ended 30 June 2003.

(v) Centrebet Business (which was not acquired by TABCORP as part of the Jupiters Merger)

The results set out in this section 1.4(g) for Jupiters are provided both inclusive and exclusive of the results of the Centrebet Business. As discussed in section 1.1(a), that business was divested prior to completion of the Jupiters Merger.

Centrebet Business revenue was $30.0 million, and EBITDA was $9.5 million, in the year ended 30 June 2003.

1.5 Regulatory background applicable to the TABCORP Group

(a) Introduction

Following is a summary of the regulatory background applicable to the TABCORP Group. For further information about the regulatory risks relating to the acquisition of TABCORP Shares, see section 8.

(b) Licences

A number of licences held by the TABCORP Group are discussed in this section 1.5(b). For further details of the operations conducted pursuant to these licences, see section 1.2.

(i) Wagering Licence and Gaming Licence

Nature

TABCORP was granted the Wagering Licence and the Gaming Licence under the Gaming and Betting Act by the Governor in Council of Victoria on 28 June 1994. Both licences are for a term of eighteen years and are neither transferable nor separable. They are subject to a number of conditions, and will expire in 2012, unless cancelled.

The Wagering Licence issued to TABCORP is the sole licence issued under the Gaming and Betting Act to conduct wagering and approved betting competitions in Victoria (though on-course wagering permits are available and the proprietor of Crown Casino is able to conduct such activities at that venue).

Wagering is defined under the Gaming and Betting Act as pari-mutuel (that is, totalizator) betting on horse, harness or greyhound races. Approved betting competitions means fixed odds or totalizator betting competitions on any event or contingency approved by the Victorian Minister. However, the Victorian Minister must not approve a betting competition that is 'wagering' (that is, betting through a totalizator on a horse, harness or greyhound race), is played on a gaming machine, is a Club Keno game or in the opinion of the Victorian Minister is offensive or contrary to the public interest.

The nature of the Gaming Licence is discussed in section 1.2(b).

Expiry or cancellation

Prior to the expiry or cancellation of the Wagering Licence and the Gaming Licence (which are scheduled to expire in 2012), new wagering and gaming licences under the Gaming and Betting Act, or Part 3 of Chapter 4 of the Gambling Regulation Act (which will replace the Gaming and Betting Act - see section 1.5(b)(ii)), may be able to be applied for. TABCORP will be entitled to apply for any such new licences (unless either the Wagering Licence or the Gaming Licence has been cancelled). Such new licences may only be granted by the Governor in Council in Victoria to an applicant recommended by the relevant regulatory authority and on payment to the State of Victoria of the purchase consideration for the new licences. On the grant of any such new licences under the Gaming and Betting Act (or Part 3 of Chapter 4 of the Gambling Regulation Act), TABCORP will be entitled to an amount equal to the lesser of that purchase consideration and the 'licence value'. That amount is to be paid by the State of Victoria to TABCORP within seven days after commencement of the new licences.

The 'licence value' will be in the range of 85% to 115% of the original $597 million paid by TABCORP for the Wagering Licence and Gaming Licence in 1994.

If TABCORP records compound inflation adjusted growth in its total revenue on gaming machines and wagering on thoroughbred, harness and greyhound racing (rate of real growth) of 2% or more from the year ended 14 August 1995 to the year ending 14 August 2012, the 'licence value' will be 115% of $597 million. If the rate of real growth is 0% or less, the 'licence value' will be 85% of $597 million. If the rate of real growth is between 0% and 2%, the 'licence value' will vary between 85% of $597 million and 115% of $597 million in proportion to the rate of real growth achieved between 0% and 2%.

The rate of real growth recorded from the year ended 14 August 1995 to the year ended 14 August 2003 was approximately 6%.

The Victorian government has indicated that it wishes to resolve licence arrangements for the Victorian gaming and betting industries in its current term and that it will review all options available to it in that regard. TABCORP has not yet entered into negotiations with the Victorian government regarding the terms on which any future wagering and gaming licences might be granted. However, TABCORP is committed to working with the Victorian government to reach an outcome which is in the interests of all stakeholders. The next Victorian election is scheduled for 25 November 2006.

Disciplinary action and cancellation

If the VCGA is satisfied that there has been a breach of:

- a condition of the Wagering Licence or Gaming Licence;
- the betting rules (being rules made in accordance with the Gaming and Betting Act for wagering or approved betting competitions);
- the Gaming and Betting Act or its regulations;
- the Gaming Machine Control Act;
- the Club Keno Act; or
- any other law relating to wagering or gaming,

and, within a specified period, TABCORP does not remedy the breach or satisfy the VCGA that steps have been taken to ensure that the breach does not occur again, the VCGA may reprimand, or impose a fine (not exceeding $5 million) on, TABCORP or an operator of the Wagering Licence or the Gaming Licence or both.

The Wagering Licence and Gaming Licence may only be cancelled by the Supreme Court of Victoria on an application to it (made with the consent of the Victorian Minister) by the VCGA. Grounds for cancellation include:

- a material breach, or persistent breaches, of any of the items listed in the paragraph above;
- TABCORP, or an operator, being convicted of an offence which is of sufficient magnitude to warrant cancellation;
- TABCORP, or an operator, being involved in a scheme or arrangement to avoid paying tax under the Gaming and Betting Act;
- the Supreme Court being satisfied that, on an application under the Corporations Act, it would be required to presume that TABCORP, or an operator, is insolvent; and
- TABCORP, or an operator, being an externally administered body corporate within the meaning of the Corporations Act.

The authority to conduct and promote Club Keno games in Victoria may be revoked by the Supreme Court of Victoria (on application by the Victorian Minister) on the ground that the participants (who are TABCORP and Tattersall's) have wilfully contravened or failed to comply with the Club Keno Act or with the authorisation granted by that Act.

Investigation, supervision and audit

While TABCORP holds the Wagering Licence and the Gaming Licence, the VCGA may investigate the conduct of operations under the licences from time to time and report the results of its investigations to the Victorian Minister. The Director of Gaming and Betting and inspectors appointed under the Gaming and Betting Act also exercise supervisory powers over the conduct of operations under the Wagering Licence and the Gaming Licence.

Gaming machine annual levy

Since 1 July 2000, TABCORP has had to pay an annual levy in respect of each gaming machine which it operates in Victoria. That levy was increased to $1,533.33 per machine on 1 July 2001. The levy operates in addition to taxes on gaming revenue.

(ii) The Gambling Regulation Act

As at the date of this Bidder's Statement, the Gambling Regulation Act has been passed by the Victorian Parliament, but not all provisions have come into operation. When fully operative, the Gambling Regulation Act will, amongst other things:

- replace the Club Keno Act, the Gaming and Betting Act and the Gaming Machine Control Act, although the substance of the provisions contained in those Acts (including as discussed elsewhere in this Bidder's Statement) is reflected in the Gambling Regulation Act;
- prohibit the advertising of poker machines through media outlets or unsolicited mail as well as imposing certain signage restrictions; and
- put in place arrangements whereby, from June 2004, all wagering refunds, dividends and prizes in relation to activities in Victoria under the Wagering Licence that remain unclaimed for six months will be paid to the Victorian government, less any expenses incurred in searching for the persons entitled to those amounts. The waiting period is currently 12 months.

(iii) NSW Casino Licence

Nature

The NSW Casino Licence was granted to Star City by the NSW Casino Control Authority pursuant to the NSW Casino Control Act on 14 December 1994. The NSW Casino Licence was granted for a period of 99 years and is not transferable.

Star City has the exclusive licence in New South Wales to conduct specified table games by players with gambling chips until 13 September 2007, after which time the NSW Casino Licence will be non-exclusive. If, during the exclusivity period, another licensed casino opens in New South Wales, then the NSW Casino Control Authority will pay to Star City an amount equal to all damages, costs and expenses suffered or incurred by Star City as a result of such occurrence (including loss of profits).

Restrictions

Restrictions which apply to the operation of Star City Casino include:

- the NSW Casino Control Authority must approve all games to be played in Star City Casino and the rules under which such games are played;
- Star City Casino must open for gaming at the hours and times specified by the NSW Casino Control Authority (and at no other times). Presently, Star City Casino is required to be open for gaming at all times;
- the NSW Casino Control Authority must approve the plans, diagrams and specifications of the casino facilities relating to the conduct and monitoring of casino operations;
- Star City must provide, on request, each participant in any loyalty scheme with statements setting out information concerning their wins from expenditure on and time spent playing gaming machines. Star City may not offer cash prizes in connection with a gaming machine loyalty scheme; and

- Star City cannot publish any advertisement in relation to gaming machines or permit such an advertisement to be published. There are also restrictions on casino advertising by Star City.

Disciplinary action and cancellation

The NSW Casino Control Authority may, in certain circumstances, require Star City to show cause why disciplinary action should not be taken against it within 14 days after receiving a notice to that effect. The relevant circumstances include where the NSW Casino Control Authority is satisfied that:

- there has been a breach of the NSW Casino Control Act or the NSW Casino Licence;
- the Star City Casino premises are no longer suitable for the conduct of casino operations;
- Star City is no longer a suitable person to give effect to the NSW Casino Licence; or
- it is no longer in the pubic interest that the NSW Casino Licence should remain in force.

If the NSW Casino Control Authority determines to take disciplinary action, it may cancel or suspend the NSW Casino Licence, impose a fine (not exceeding $1 million), amend the terms of the NSW Casino Licence or reprimand Star City.

Investigation, supervision and audit

The NSW Casino Control Authority may investigate the operations of Star City Casino, Star City or any person who is, in the opinion of the NSW Casino Control Authority, an associate of Star City or in a position to affect the exercise of functions in or in relation to Star City Casino. The NSW Casino Control Authority may report the results of its investigations to the Minister responsible for administering the NSW Casino Control Act. The NSW Casino Control Authority may require Star City or any persons directly or indirectly associated with Star City to provide information in connection with such investigations.

Inspectors appointed under the NSW Casino Control Act also exercise investigative and supervisory powers over the operations of Star City Casino.

In addition, at intervals not exceeding three years, the NSW Casino Control Authority must, pursuant to section 31 of the NSW Casino Control Act, investigate and form an opinion as to whether or not:

- Star City is a suitable person to continue to give effect to the NSW Casino Licence; and
- it is in the public interest that the NSW Casino Licence should continue in force.

The NSW Casino Control Authority completed its most recent investigation under section 31 of the NSW Casino Control Act in late 2003 and formed the opinion that Star City is a suitable person to continue to give effect to the NSW Casino Licence and that it is in the public interest that the NSW Casino Licence should continue in force.

(iv) Queensland Casino Licences

Nature

The licences to operate Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino were granted in 1985, 1995 and 1986 respectively.

The relevant members of the TABCORP Group holding those licences have also entered into the Queensland Casino Agreements with the State of Queensland in relation to these casinos (see section 1.6(e)). Certain casino games listed in the Queensland Casino Agreements with the State of Queensland can only be played in Queensland in a licensed casino. These games include blackjack, roulette, baccarat, craps, Two Up, mini dice, wheel of fortune and the machine derivative forms of these games. The Queensland Casino Agreements also permit other gaming machine operations at Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Regulation of the licences

The Queensland Casino Control Act governs the licensing and regulation of casinos in Queensland. This statute requires the State of Queensland to enter into an agreement with the holder of a casino licence that sets out the terms on which the licence is granted. The Queensland Parliament ratifies the agreement, which carries the force of law. It was in accordance with this requirement that the relevant members of the TABCORP Group and the State of Queensland entered into the Queensland Casino Agreements referred to above and discussed in section 1.6(e).

The Queensland Casino Control Act sets out various grounds for suspension or termination of a casino licence, including:

- breach by the licence holder of the relevant Queensland Casino Agreement;
- the licence holder knowingly providing false information to State regulatory authorities or the Queensland government;
- the licensee, a director or other person associated with the casino operations being judged as not being a suitable person to be associated with the casino; or
- the licensee being insolvent.

Where grounds for suspension or termination exist and they are of such a serious and fundamental nature that the integrity of the operation of the casino is jeopardised, or the interest of the public is adversely affected, the licence can be suspended or terminated. In such circumstances, the relevant licence holder would have an opportunity to show cause why the licence should not be suspended or terminated. If the licence is not suspended or terminated, other action can be taken (including the censure of the licensee or the appointment of an administrator to take control of the casino operations).

The Queensland Casino Control Act also contains provisions regulating the operation of casinos which deal with matters such as casino layout, surveillance and security, hours of operation, gaming equipment, internal controls and accounting procedures, and the conduct of games.

(v) New South Wales Keno licence

The Keno licence for New South Wales was granted to Jupiters Gaming (NSW) Pty Ltd (a wholly-owned subsidiary of TABCORP) under the predecessor legislation to the *Public Lotteries Act 1996* (NSW) on 3 March 1995. The licence is jointly held with ClubKeno Holdings Pty Ltd (a wholly-owned subsidiary of the Registered Clubs Association of New South Wales (which also uses the name 'Clubs NSW')) and authorises the operation of a real-time, wide-area Keno game in registered clubs in New South Wales (subject to the terms of the licence and the *Public Lotteries Act 1996* (NSW)). The licence is due to expire on 11 July 2007.

Under a management agreement with ClubKeno Holdings Pty Ltd (which represents the interests of registered clubs in New South Wales), Jupiters Gaming (NSW) Pty Ltd is required to notify or consult with ClubKeno Holdings Pty Ltd on a number of matters relating to the Keno operations in New South Wales, including the nomination of clubs as agents for the conduct of Keno and the formulation of the Keno rules.

(vi) Queensland Keno licence and monitoring licence

The licence for TABCORP's Keno operations in Queensland, held by Jupiters Gaming (a wholly-owned subsidiary of TABCORP), was granted in 1997 for a period of 25 years, and is exclusive for Keno and similar games until 23 June 2007. It authorises the operation of a real-time, wide-area Keno game in Queensland casinos, clubs, bars/pubs and TAB outlets. Those Keno operations are regulated by the *Keno Act 1996* (Qld), the terms of the Keno licence and an agreement with the State of Queensland.

The State of Queensland may terminate the licence at the end of the first 10 years of its term, or at the end of the first 20 years of its term, on giving six months' notice of termination. It may also terminate the licence at any time from year ten to year 17 of the licence by giving three years' notice of termination. In each case, upon such termination, the State of Queensland will be liable to pay compensation to Jupiters Gaming.

At the end of the first 10 years of the term of the licence, the State of Queensland may (on giving 12 months' notice to Jupiters and Jupiters Gaming) issue a Keno licence to Golden Casket, a Queensland State-owned corporation. The terms of any licence issued to Golden Casket with respect to tax and other charges payable to the State of Queensland must not be more favourable to Golden Casket than the terms of the licence held by Jupiters Gaming. In addition, Golden Casket must not operate Keno through clubs, bars/pubs or any other outlets used by Jupiters Gaming. If a Keno licence is granted to Golden Casket at a time when Golden Casket is an agent for Jupiters Gaming, Jupiters Gaming will receive, for the balance of the term of its Keno licence, a royalty based on Golden Casket's Keno turnover. The Keno licence does not confer exclusivity over internet Keno in a non-public place.

There are also provisions which allow the State of Queensland to terminate the Keno licence (without paying compensation) following certain defaults. However, in general, Jupiters Gaming will have an opportunity to cure any such defaults.

There are substantially similar restrictions on Jupiters Gaming in terms of its ability to alter its constitution or have directors appointed to its board, to those restrictions imposed on Jupiters (or other Jupiters Group entities) under the Queensland Casino Agreements (see section 1.6(e)).

Jupiters also holds a 10 year licence (which expires in 2007) to provide gaming machine monitoring and progressive jackpot services in Queensland. Jupiters is required to perform certain specified monitoring services in accordance with the terms of the licence.

(c) Shareholding restrictions in TABCORP

There are a number of restrictions on shareholdings in TABCORP which arise under legislation or due to the requirements of regulatory authorities.

Under the Gaming and Betting Act, it is unlawful for a person to have a 'prohibited shareholding interest' in TABCORP. A person will have a 'prohibited shareholding interest' in TABCORP if the person has voting power of more than 10% in TABCORP.

TABCORP's constitution also requires that a person must not have voting power in excess of the limit set out in the Gaming and Betting Act without the written consent of the NSW Casino Control Authority. This requirement only applies while TABCORP controls (or has a relevant interest in more than 25% of the shares in) Star City Holdings, Star City is wholly-owned by Star City Holdings and Star City is licensed to conduct the Star City Casino business (the ***Relevant Period for NSW***).

In addition, TABCORP's constitution requires that a person must not have voting power in TABCORP of more than 10% without the written consent of the Queensland Minister. This requirement only applies while TABCORP controls (or has a relevant interest in more than 25% of the shares in) Jupiters and Jupiters (or one of its subsidiaries) holds a casino licence in Queensland (the ***Relevant Period for Queensland***).

TABCORP must not knowingly permit a contravention of these prohibitions.

In each of the above cases, for so long as TABCORP Shares are the only voting shares in TABCORP, a person's voting power will be determined in accordance with the following formula:

$$\text{Voting Power} = \frac{\text{Number of TABCORP Shares in which the person and the person's associates have a relevant interest}}{\text{Total number of TABCORP Shares}} \times 100\%$$

In general terms, a person will have a relevant interest in a TABCORP Share if the person has the power to control voting in respect of, or the power to control disposal of, the TABCORP Share, whether or not the person is the registered holder of the share. A relevant interest may exist even if a person has indirect control over voting or disposal of the TABCORP Share through interconnected shareholdings, company chains or shareholder agreements. A person's associates will be determined in accordance with the relevant provisions in the Gaming and Betting Act, the Corporations Act and TABCORP's constitution (as applicable).

There are also restrictions on shareholdings in TABCORP which relate to the suitability of persons to be associated with particular aspects of the TABCORP Group's activities. These are discussed in section 1.5(d) in the context of certain associated divestiture and suspension powers.

(d) Divestiture of TABCORP Shares and suspension of voting rights

In order to control persons acquiring, holding or voting prohibited shareholding interests in TABCORP, the Gaming and Betting Act confers certain powers on the Victorian Minister and TABCORP's constitution confers certain powers on the TABCORP Board, the NSW Casino Control Authority and the Queensland Minister, including the following.

(i) Gaming and Betting Act

The Victorian Minister can require persons to furnish certain information to determine whether that person or any other person has, or is taking action to acquire, a prohibited shareholding interest in TABCORP.

If a person fails to provide the required information within the specified time or provides information which (in the Victorian Minister's opinion) is false or misleading in a material particular, the Victorian Minister can declare that the person is an associate of another person, suspend the voting rights attaching to specified shares in TABCORP or declare that a person has a prohibited shareholding interest in TABCORP.

Where the Victorian Minister declares that a person has a prohibited shareholding interest in TABCORP, the Victorian Minister can require that some or all of the relevant shares be disposed of, other than to an associate, within a period of not less than three months.

If a person fails to dispose of the relevant shares within the period set by the Victorian Minister, the specified shares are forfeited to the State of Victoria.

Where a person would acquire a prohibited shareholding interest in TABCORP as a result of a transaction, the Victorian Minister can declare that any voting shares transferred pursuant to that transaction are forfeited to the State of Victoria.

Where TABCORP Shares are forfeited to the State of Victoria, the VCGA must sell the shares and is not bound by any restriction on the sale of shares contained in TABCORP's constitution. It must distribute the net proceeds of the sale to the person from whom the shares were forfeited.

The Gaming and Betting Act also contains provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. For example, the Victorian Minister has the power under the Gaming and Betting Act to declare a resolution of a general meeting of TABCORP null and void where the Victorian Minister is of the opinion that the resolution has been passed as a result of the exercise of voting rights that have been suspended under the Gaming and Betting Act or that cannot be exercised by virtue of the Gaming and Betting Act.

(ii) TABCORP's constitution

The TABCORP Board may, from time to time, send to a shareholder a pro-forma statutory declaration (in a form approved by the TABCORP Board). The statutory declaration is to make provision for the recipient to disclose certain information, including in relation to the person's voting power in TABCORP. When a person is sent a statutory declaration, that person must provide the required information to TABCORP within the specified time period (being seven calendar days after the declaration is sent to the person, unless the TABCORP Board sets a longer period).

Where a person who is required to provide a statutory declaration to TABCORP fails to do so as required, the voting rights in respect of all the TABCORP Shares registered in the name of that person (or other TABCORP Shares as the TABCORP Board may specify) are suspended until that person has provided the statutory declaration or has ceased to be the registered owner of those shares (whichever is the earlier).

A shareholder who fails to provide a statutory declaration in the form required or within the specified time may be given a notice by the TABCORP Board. If the statutory declaration in the form required is not provided within 14 calendar days after the date of the notice, the TABCORP Board may give a further notice to the shareholder requiring the shareholder to dispose of some or all of their TABCORP Shares within three months.

If the shareholder does not dispose of the TABCORP Shares as required, the TABCORP Board is empowered to appoint a person to dispose of the shares. In these circumstances, the net proceeds of the sale of the shares will be paid to the shareholder, provided that the shareholder has delivered to TABCORP documents or information as may be reasonably required by the TABCORP Board.

In addition to the foregoing, if TABCORP becomes aware that a person's voting power in TABCORP exceeds the voting power limits referred to in section 1.5(c) without the approval of the NSW Casino Control Authority or the Queensland Minister (as relevant) during the Relevant Period for NSW or the Relevant Period for Queensland respectively, it must serve a notice on the holder of any relevant shares to dispose of the shares which give rise to the breach of TABCORP's constitution. At that time, all dividend and voting rights attaching to the relevant shares will be suspended. That holder must dispose of all of their TABCORP Shares within 30 days after receiving such a notice. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Further, if during the Relevant Period for NSW the NSW Casino Control Authority determines that a person is a close associate of TABCORP within the meaning of the NSW Casino Control Act, and that that person is not a suitable person to be concerned in or associated with the operation or management of a casino in New South Wales, the NSW Casino Control Authority may notify TABCORP that it requires that person to dispose of all of their TABCORP Shares. TABCORP must then notify the relevant person of this requirement. That person must dispose of all of their TABCORP Shares within 30 days of the date of the notice from TABCORP. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Broadly speaking, a person will be a close associate of TABCORP if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

Moreover, if during the Relevant Period for Queensland the Queensland Minister issues a notice to TABCORP, Jupiters or a subsidiary of Jupiters, setting out as a ground giving rise to its issue that a holder of TABCORP Shares is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of TABCORP, Jupiters or a subsidiary of Jupiters, TABCORP must immediately serve that notice on the applicable holder. At that time all dividend and voting rights attaching to the relevant TABCORP Shares will be suspended. The holder must dispose of all of their TABCORP Shares within 30 days of the date of the notice from TABCORP. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Under TABCORP's constitution, all shareholders of TABCORP acknowledge and recognise that the exercise by the TABCORP Board of the powers outlined above may cause individual shareholders disadvantage and that they have no right of action against the TABCORP Board or TABCORP for any loss or disadvantage incurred by them as a result of the TABCORP Board exercising these powers.

(e) Additional shareholding restrictions and divestiture provisions relating to the Star City Casino

Due to New South Wales regulatory requirements, there are a number of restrictions on shareholdings in Star City and its immediate parent company, Star City Holdings, and on certain subsidiaries of TABCORP (being TABCORP Participant and TABCORP Investments Pty Ltd) through which Star City Holdings is owned.

In addition, if the NSW Casino Control Authority determines that a person who holds shares in TABCORP Investments Pty Ltd, Star City Holdings or Star City (which persons would presently be limited to members of the TABCORP Group) is not a suitable person to be concerned in or associated with the operation or management of a casino, the NSW Casino Control Authority may notify the relevant shareholder that it requires that shareholder to dispose of all of their shares in TABCORP Investments Pty Ltd, Star City Holdings or Star City (as the case may be), and the applicable company is empowered under the terms of its constitution to enforce, and must enforce, the disposal of the shares in question.

By way of example, a shareholder in Star City or Star City Holdings might cease to be a suitable person to be concerned in or associated with the operation or management of a casino by reason of a change in the shareholders, directors or circumstances of TABCORP.

(f) Additional shareholding restrictions and divestiture provisions relating to the Jupiters casinos

Due to Queensland regulatory requirements, there are a number of restrictions on shareholdings in Jupiters, various subsidiaries of Jupiters and certain subsidiaries of TABCORP (being TABCORP Participant and TABCORP Investments No.2 Pty Ltd) through which Jupiters is owned.

In addition, if the Queensland Minister issues a notice to one of those companies under applicable Queensland legislation indicating that the member of the TABCORP Group which holds shares in that company is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of the company receiving the notice, that company is empowered under the terms of its constitution to enforce, and must seek to enforce, the disposal of the shares in question.

By way of example, a member of the TABCORP Group might cease to be a suitable person to be associated or connected with the ownership, administration or management of another member of the TABCORP Group (which is subject to shareholding restrictions of the type outlined above) by reason of a change in the shareholders, directors or circumstances of TABCORP.

(g) Other restrictions

(i) Prohibitions on directors and other activities

TABCORP will be in breach of the Gaming and Betting Act if a director of TABCORP or of an operator of the Wagering Licence or the Gaming Licence:

- is a director of, or has voting power of 5% or more in, the holder of a casino licence under the *Casino Control Act 1991* (Vic) or the holder of a gaming operator's licence under the Gaming Machine Control Act; or
- is a Trustee of the Will and Estate of the late George Adams or a beneficiary in that Estate.

Further, TABCORP, its related bodies corporate and its associates (as defined in section 3(1) of the Gaming and Betting Act) are not permitted, amongst other things:

- to hold a casino licence under the *Casino Control Act 1991* (Vic) or to be employed by, or significantly associated with, the holder of such a licence;

- to hold a gaming operator's licence under the Gaming Machine Control Act or to be employed by, or significantly associated with, the holder of such a licence (except for the purposes of the Club Keno Act); or
- subject to certain exceptions, to hold a venue operator's licence under the Gaming Machine Control Act.

(ii) Prohibitions on certain issues and disposals of shares

Under the constitution of TABCORP, during the Relevant Period for NSW TABCORP must obtain the written approval of the NSW Casino Control Authority before issuing shares in a new class of shares or disposing of any shares in TABCORP Investments Pty Ltd and TABCORP Participant. TABCORP Investments Pty Ltd owns all of the shares in Star City Holdings, which in turn owns all of the shares in Star City. TABCORP Participant, amongst other things, holds shares in TABCORP Investments Pty Ltd.

Similarly, under its constitution TABCORP must, during the Relevant Period for Queensland, obtain the written approval of the Queensland Minister before issuing shares in a new class of shares or disposing of any shares in TABCORP Investments No.2 Pty Ltd and TABCORP Participant. TABCORP Investments No.2 Pty Ltd owns all of the shares in Jupiters, which holds, or owns various entities which hold, licences relating to casinos in Queensland. TABCORP Participant, amongst other things, holds shares in TABCORP Investments No.2 Pty Ltd.

(iii) Major changes (including in relation to associates)

It is a condition of the NSW Casino Licence that, except with the prior written approval of the NSW Casino Control Authority, Star City must not allow a major change in the state of affairs existing in relation to it if it is within Star City's power to prevent that change. Star City must also notify the NSW Casino Control Authority in writing of the likelihood of any change in such state of affairs.

A major change in the state of affairs existing in relation to Star City includes, amongst other things, any change in the state of affairs which results in a person becoming a close associate of Star City. Broadly speaking, a person will be a close associate of Star City if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

Similarly, TABCORP and an operator under the Wagering Licence and the Gaming Licence are required to notify the VCGA of any change which results in a person becoming an associate of either of them and the approval of the VCGA may be required before such a change occurs.

1.6 Key contractual arrangements

(a) Joint Venture Agreement

The Joint Venture Agreement establishes an unincorporated joint venture between TABCORP Participant, a wholly-owned subsidiary of TABCORP, and VicRacing Pty Ltd, and entitles VicRacing Pty Ltd to a 25% interest in the income generated from, and the expenses incurred in, TABCORP's conduct of the activities under the Wagering Licence and the Gaming Licence (which relate to Victorian operations). This 25% interest amounted to $80.8 million (net) for the year ended 30 June 2003.

A wholly-owned subsidiary of TABCORP carries out the day to day management of the joint venture in accordance with the terms of the Joint Venture Agreement, approved operating plans and budgets and the lawful directions of a management committee established under the Joint Venture Agreement. One representative of TABCORP Participant and one representative of VicRacing Pty Ltd are entitled to vote on the management committee. In general, each voting representative must vote in favour of a resolution for it to be approved by the management committee.

In the context of an acquisition of Tab, the TABCORP Group and VicRacing Pty Ltd have also agreed that, post-acquisition, certain arrangements may be implemented between Tab and the joint venture management company, with the management company paying fees for services provided by Tab for the purposes of the joint venture (see further section 4.3(k)).

The TABCORP Group owns the principal assets (other than certain jointly-generated intellectual property) used in the conduct of the joint venture and employs the employees engaged in the conduct of the joint venture. The actual costs to the TABCORP Group of providing such assets and the services of the employees are charged to the joint venture. The TABCORP Group also provides (by way of loan) working capital required for the joint venture's day to day operations if, from time to time, there is a shortfall in money available from joint venture activities for that purpose. The provision of such working capital does not attract a funding charge and loans are repayable when sufficient money is available.

The joint venture management company is authorised to make a call on each of TABCORP Participant and VicRacing Pty Ltd if a loss occurs in any quarter. The amount called will be the amount necessary to cover the loss and will be made on each joint venturer in proportion to their relevant percentage interest in the joint venture.

If a joint venturer fails to pay a call, the other joint venturer is obliged to pay the relevant amount to the management company. That amount, plus a surcharge or interest charge, is a debt due and payable from the defaulting joint venturer to the other joint venturer. The Joint Venture Agreement contains a detailed regime pursuant to which such debts are repayable out of a defaulting joint venturer's income from the joint venture and, in the case of VicRacing Pty Ltd, also from product supply fees payable to Racing Products Victoria Pty Limited (see section 1.6(b)).

The amount which is able to be recovered by TABCORP Participant in any one financial year is limited to the extent that the aggregate payments made to VicRacing Pty Ltd (as income from the joint venture) and Racing Products Victoria Pty Limited (as fees) otherwise would total less than $100 million in any financial year. This limitation is a timing limitation only and does not reduce the quantum recoverable.

Subject to two exceptions, a joint venturer may not grant security over or sell or transfer any of its interest in the joint venture without the consent of the other joint venturer (which may be granted or withheld by the other joint venturer in its absolute discretion). The first exception is the granting of certain security in favour of the other joint venturer. The second exception would allow VicRacing Pty Ltd to sell or transfer the whole or part of its interest in the joint venture to one or more of the principal Victorian racing bodies.

The joint venture will terminate automatically if TABCORP ceases to hold the Wagering Licence and the Gaming Licence, or the licences issued on the expiry of those licences. In addition, the joint venture may be terminated:

- by agreement between the joint venturers;
- by a joint venturer on 60 days' notice, if certain insolvency events occur in relation to the other joint venturer; or
- by TABCORP Participant on 60 days' notice, if any one or more of the Victoria Racing Club, Moonee Valley Racing Club Inc or the Melbourne Racing Club ceases for at least ninety days to have the right to conduct races and as a result the racing program (see section 1.6(b)) is materially affected.

TABCORP guarantees the performance by TABCORP Participant and the joint venture management company of their respective obligations under the Joint Venture Agreement.

(b) Victorian Racing Program Agreement and Product Supply Agreement

The Victorian Racing Program Agreement and the Product Supply Agreement are agreements whereby the major Victorian racing bodies have undertaken to provide services and information to the TABCORP Group, including an annual program of race meetings in Victoria and information required to conduct totalizators in Victoria on racing within the state, interstate and overseas.

Fees payable to Racing Products Victoria Pty Limited for the services under the Product Supply Agreement are calculated as 18.8% of turnover less dividends paid to bettors (that is, revenue) on totalizator betting on thoroughbred, harness and greyhound racing. For the year ended 30 June 2003, those fees amounted to $99.0 million.

Under the Victorian Racing Program Agreement, Racing Products Victoria Pty Limited receives a minimum payment of $50 million per annum for the supply of the racing program in Victoria. Under the Product Supply Agreement, it also receives a minimum of $2.5 million per annum for developing a marketing program. Both of these payments to Racing Products Victoria Pty Limited are indexed to the growth in off-course net wagering revenue from the 1996/97 financial year. The indexation amounts to $18.1 million for the year ended 30 June 2003.

In general, until at least 24 hours after the running of each race, the TABCORP Group may only use the racing program provided under the Victorian Racing Program Agreement and information concerning thoroughbred, harness and greyhound racing provided under the Product Supply Agreement for the purposes of the joint venture between TABCORP Participant and VicRacing Pty Ltd.

In general, the joint venturers will not be permitted to obtain information relating to thoroughbred, greyhound and harness racing other than from Racing Products Victoria Pty Limited. However, if Racing Products Victoria Pty Limited were to default under the Product Supply Agreement, TABCORP Participant would be permitted to negotiate with interstate racing bodies for the supply of such information. The fee to be paid to Racing Products Victoria Pty Limited would be reduced by the amounts paid to any interstate racing body.

The Victorian Racing Program Agreement and the Product Supply Agreement will terminate only upon termination of the Joint Venture Agreement.

TABCORP guarantees the performance by TABCORP Participant and the joint venture management company of their respective obligations under the Victorian Racing Program Agreement and the Product Supply Agreement.

Taking into account all of the agreements with the Victorian Racing Industry discussed in sections 1.6(a) and 1.6(b), the total amount paid to the Victorian Racing Industry for the year ended 30 June 2003 was $250.4 million. The individual components of this aggregate amount are set out in sections 1.6(a) and 1.6(b).

(c) Taxation and levies on Star City

On 14 December 1994, the State of New South Wales and Star City entered into the Casino Duty and Community Benefit Levy Agreement, under which the parties agreed the manner in which the casino duty and casino community benefit levy to be paid by Star City under New South Wales law would be calculated and paid during the period of 12 years commencing on 13 September 1995.

The parties have agreed that, during that 12 year period, the rates at which the casino duty and casino community benefit levy would be charged would be fixed. By way of exception, however, the State of New South Wales can elect to change the rate of the casino community benefit levy provided there is also a corresponding and 'offsetting' change in the rate of the casino duty. The calculations of the casino duty are also subject to adjustments to reflect changes in a consumer price index.

The agreement provides for the State of New South Wales to review the casino duty and casino community benefit levy arrangements applying to Star City on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement. In conducting that review, the Treasurer of New South Wales is required to (amongst other things):

- provide Star City with an opportunity to make representations and submissions and give due regard to those submissions;
- give due regard to the financial viability of Star City and Star City earning a fair return on capital (having regard to, amongst other things, the prevailing rates of tax applicable to all forms of lawful gaming in New South Wales at that time); and
- ensure that any casino duty is calculated by reference to and dependent on receipt of gross revenue.

(d) Management of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino

BI Gaming, a wholly-owned subsidiary of Caesar's Entertainment, operates Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino on behalf of companies in the TABCORP Group under separate management agreements that expire in April 2010.

As indicated in section 1.2(d)(i), TABCORP is currently in discussions with Caesar's Entertainment in relation to these management contracts and the future management of these two casinos.

The terms and fee arrangements of the two agreements are substantially similar. In particular, Jupiters (and, as relevant, Jupiters Custodian Pty Ltd) have granted to BI Gaming the sole and exclusive right to supervise and direct the management and operation of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino on behalf of the TABCORP Group, including maintaining:

- internal controls, administrative and accounting procedures; and
- compliance with the Queensland Casino Control Act and the agreements between Jupiters and the State of Queensland (amongst others) regarding the casino licences for Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino.

The management agreements require BI Gaming and Jupiters to agree on numerous matters, including the maintenance of bank accounts and the preparation of profit forecasts and capital and equipment budgets.

Arrangements are in place to allow the use of certain intellectual property, including the names 'Conrad' and 'Conrad Hotels' (and associated logos), in relation to Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino. Under the management agreements, BI Gaming and its affiliates advertise and promote the hotels at Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino in association with other non-United States Conrad hotels, for a fee (as described below). BI Gaming also makes available to Jupiters the reservations services owned, managed and/or licensed by Hilton Corporation and Hilton International Company (as well as providing certain other standard hotel services provided to other non-United States Conrad hotels).

Under the management agreements, Jupiters is required to pay BI Gaming (on a monthly basis):

- a minimum management fee of 2% of gross revenues from the operation of each of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino in each operating year of 1 July to 30 June; and
- an incentive management fee of 5% of the total income before fixed charges (after deducting the minimum management fee, but not the incentive management fee) from the operation of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino in each operating year.

However, the management fee under each management agreement is subject to adjustment and deferral in years in which total income before fixed charges falls below certain levels.

Jupiters is also required to make other payments to BI Gaming under the management agreements, including:

- a payment of 1% of gross revenues from the operation of the two casinos (exclusive of casino revenue) towards advertising and business promotion for the Conrad International Hotels as a group; and
- reimbursement of certain costs and expenses incurred by BI Gaming.

The total amount paid to BI Gaming under both agreements in respect of the year ended 30 June 2003 (inclusive of both management fees and all other payments) was $23.5 million.

The management agreements contain provisions for termination on the occurrence of certain circumstances, including breach of a material covenant, insolvency on the part of either party and termination of the relevant casino licence. In addition, BI Gaming may terminate a management agreement in the event of:

- *the suspension, cancellation or material limitation of BI Gaming's right to transfer funds out of Australia;*

- the existence of any legal requirements in relation to the complexes which would cause BI Gaming or any of its affiliates to be in violation of United States laws if it complied with them;
- any licence required for the sale of alcoholic beverages or casino gaming being at any time denied, suspended or terminated and such denial, suspension or termination continuing unremedied for a period of 60 days; or
- the gaming authorities in Nevada or any other jurisdiction in which BI Gaming or any of its affiliates holds a gaming licence issuing a formal notice, order or direction that any such licence is in jeopardy of being revoked, denied or suspended due to any aspect of BI Gaming's role under the relevant management agreement.

The management agreements provide for the curing of specified defaults.

BI Gaming cannot assign the management agreements without the prior written consent of Jupiters. The disposition by Caesar's Entertainment of its controlling interest in BI Gaming, other than to an affiliate of Caesar's Entertainment, is deemed to be a prohibited assignment. Any assignment would also require regulatory consent under the Queensland Casino Control Act.

(e) Queensland Casino Agreements

Jupiters and other relevant members of the Jupiters Group (that is, those holding the Queensland Casino Licences) and the State of Queensland are parties to the Queensland Casino Agreements, which regulate the holding of the Queensland Casino Licences and certain matters concerning the corporate structure of the Jupiters Group.

The Queensland Casino Agreements in relation to Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino require Jupiters to, amongst other things:

- provide copies of its financial accounts to the State of Queensland on a half yearly basis;
- obtain the prior approval of the State of Queensland before:
  - a director is appointed to Jupiters;
  - Jupiters enters into any loan agreement;
  - Jupiters issues any voting shares, non-voting shares or securities convertible into voting shares except in certain limited circumstances;
  - Jupiters transfers the units in Jupiters Trust, the entity through which the casino licence for Conrad Jupiters Hotel-Casino is owned;
  - Jupiters alters its constitution; and
  - Jupiters appoints independent auditors;
- provide or obtain information concerning its shareholders as required by the State of Queensland; and
- enforce the disposal of shares held by persons in Jupiters in accordance with Jupiters' constitution, and the vacation of office of any directors of Jupiters in accordance with any direction by the State of Queensland. *The relevant provisions of Jupiters' constitution are summarised in section 1.5(f).*

The Queensland Casino Agreement in respect of Jupiters Townsville Casino contains corresponding requirements to some of those set out above in relation to Breakwater Island Limited and the Breakwater Island Trust (both of which are wholly-owned by the Jupiters Group).

(f) Gold Coast Convention and Exhibition Centre agreements

Jupiters has entered into a number of agreements relating to the construction and operation of the GCCEC. The key agreements include:

- a development agreement with the State of Queensland, under which Jupiters agreed to build the GCCEC. Jupiters is responsible for the completion of the GCCEC under the development agreement. The State will own the GCCEC and will pay a fixed amount of $111 million (subject to certain adjustments) towards the costs of construction of the GCCEC, which was expected to be approximately $126.5 million. Jupiters bears the responsibility for costs in excess of $111 million, and TABCORP currently expects these costs to be approximately $15.5 million (in line with the original construction budget); and

- a management contract with the State of Queensland for a term of ten years (from the opening of the GCCEC, which is expected to be mid 2004) with an option for a further ten years. Jupiters is entitled to receive 1.1% of the GCCEC's total revenue and 11% of gross operating profit in each year as management fees. It is also obliged to cover any operating shortfalls although, if shortfalls occur, they may be recovered out of future operating profits.

(g) TABCORP Group debt facilities

The TABCORP Group's principal bank debt facilities are currently:

- a $1,464,000,000 syndicated loan facility with Australia and New Zealand Banking Group Limited, Barclays Bank PLC, Commonwealth Bank of Australia, HSBC Bank Australia Limited, National Australia Bank Limited and Westpac Banking Corporation. At 31 December 2003, this facility was drawn to $1,220,000,000; and
- a $600,000,000 loan facility with National Australia Bank Limited. At 31 December 2003, this facility was drawn to $433,000,000.

The events of default applicable to each of these loan facilities are similar to, and no wider in scope than, the events of default applicable under the Loan Facility which will be used to provide the funds to satisfy the cash component of the consideration under the Offer (as discussed in section 6.5).

Other members of the TABCORP Group have bank facilities drawn or available to be drawn, including:

- a $15,000,000 standby facility from Australia and New Zealand Banking Group Limited to Jupiters. At 31 December 2003, $13,538,462 of this facility was utilised; and
- a $208,000,000 bank facility from Commonwealth Bank of Australia to members of the Star City Group. At 31 December 2003, $137,805,000 of this facility was utilised.

Senior redeemable notes issued by Jupiters with a principal outstanding amount of US$135,000,000 were redeemed on 2 March 2004. The redemption amount was funded from the TABCORP Group's principal bank debt facilities referred to above.

Members of the TABCORP Group have entered into interest rate swaps and currency swaps to hedge the TABCORP Group's exposure to certain interest rate and currency risks.

1.7 Additional information regarding TABCORP

(a) Publicly available information

TABCORP has been listed on ASX since 1994. A substantial amount of information concerning TABCORP has previously been notified to ASX.

(b) Regular reporting and disclosure obligations

TABCORP is a 'disclosing entity' for the purposes of the Corporations Act and it is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require TABCORP to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the financial market operated by ASX. In particular, TABCORP has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it becomes aware concerning TABCORP which a reasonable person would expect to have a material effect on the price or value of TABCORP Shares.

A summary of the ASX announcements made in relation to TABCORP between 30 June 2003 and the date of this Bidder's Statement is set out in Annexure A, other than those ASX announcements which were also made in relation to Tab and were made by a person other than TABCORP (those announcements are summarised in Annexure B). Copies of announcements made by TABCORP to ASX are available from ASX and via a link from TABCORP's website (www.tabcorp.com.au).

(c) Financial reports

The annual report for TABCORP for the year ended 30 June 2003 was lodged with ASIC on 30 September 2003 and given to ASX on that date. The annual report for Jupiters for the year ended 30 June 2003 was lodged with ASIC on 24 October 2003 and given to ASX on that date. The Jupiters Group was not acquired by the TABCORP Group until after 30 June 2003.

(d) Copies of available information

Copies of documents lodged with ASIC in relation to TABCORP may be obtained from, or inspected at, an ASIC office.

In addition, TABCORP will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period:

- the annual financial report of TABCORP for the year ended 30 June 2003;
- the annual financial report of Jupiters for the year ended 30 June 2003;
- the half year financial report for TABCORP for the half year ended 31 December 2003, which was lodged with ASIC by TABCORP on 19 February 2004; and
- any continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended 30 June 2003 was lodged with ASIC (that is, since 30 September 2003).

To obtain a copy of any of the above documents during the Offer Period, interested persons may telephone the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or on +61 2 9240 7442 (from outside Australia) or alternatively can obtain this information from TABCORP's website (www.tabcorp.com.au).

1.8 Overview of Bidder

Bidder is a wholly-owned subsidiary of TABCORP.

Bidder was incorporated in Australia on 2 March 2004 and its principal activity is to invest in Tab Shares.

The directors of Bidder are Matthew J. Slatter, David E. Elmslie and Peter H. Caillard. Information relating to Mr Slatter is set out in section 1.3. Information in relation to Messrs Elmslie and Caillard (who are both members of TABCORP's senior management team), including their role within the TABCORP Group, is set out below.

(a) D.E. Elmslie

Chief Financial Officer

David Elmslie was appointed Chief Financial Officer of TABCORP in February 2003, having previously held the positions of Executive General Manager, Gaming and Executive General Manager, Development. He originally joined TABCORP in May 1995 and played a key role in the acquisition and post-merger integration of the Star City Group. Prior to joining TABCORP, he held a number of finance positions, including at Elders Resources NZFP Ltd and Coopers and Lybrand.

(b) P.H. Caillard

Executive General Manager - Corporate, Legal and Compliance

Peter Caillard was appointed Executive General Manager - Corporate, Legal and Compliance of TABCORP in June 2003 after originally being appointed General Counsel and Company Secretary in September 1998. Previously he was Legal Counsel at Crown Limited, prior to which he was a solicitor with Arthur Robinson & Hedderwicks. He holds a Masters of Law degree, is a member of the Australian Institute of Company Directors and a Fellow of the Chartered Institute of Company Secretaries. Mr Caillard is also a former Director of the Law Institute of Victoria, Victorian President of the Australian Corporate Lawyers Association and Fellow of the Williamson Leadership Program.

Section 2

Information about TABCORP Securities


TAB
CONRAD
JUPITERS

2. Information about TABCORP Securities

2.1 TABCORP issued securities

As at the date of this Bidder's Statement, there are on issue:

- 415,279,795 TABCORP Shares;
- 3,935,791 unlisted executive options to subscribe for TABCORP Shares; and
- 200,728 share rights under the Long Term Performance Plan discussed in section 2.7.

A further 8,203,666 TABCORP Shares are due to be issued on or about 6 April 2004 under the DRP and the DRP underwriting agreement (see section 2.5).

2.2 Trading of TABCORP Shares

The closing sale price of TABCORP Shares on ASX on 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement) was $12.29.

The highest recorded sale price of TABCORP Shares on ASX in the four months before the date of this Bidder's Statement was $12.35. The lowest recorded sale price of TABCORP Shares on ASX in the four months before the date of this Bidder's Statement was $11.01.

Figure 2.2.1 sets out the daily closing price of TABCORP Shares and daily volume of TABCORP Shares traded on ASX from 1 April 2003 to 1 April 2004.

Figure 2.2.1 : Daily closing price and daily volume of TABCORP Shares


$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
Closing share price
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Volume traded ('000)
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Volume
Closing price

The volume weighted average share price of TABCORP Shares on ASX:

- over the six months to 1 April 2004 was $11.47;
- over the three months to 1 April 2004 was $11.58; and
- over the month to 1 April 2004 was $11.90.

2.3 Dividends

TABCORP paid a fully franked dividend of 67 cents per share in respect of the year ended 30 June 2003, being 33 cents in respect of the six months to 31 December 2002 and 34 cents in respect of the six months to 30 June 2003. This compared to 63 cents per share for the year ended 30 June 2002 and 51 cents per share for the year ended 30 June 2001.

On 19 February 2004, TABCORP declared a fully franked interim dividend of 35 cents per share in respect of the six months ended 31 December 2003.

TABCORP's history of paying increasing fully franked dividends is currently expected to continue if Bidder acquires all of the Tab Shares, subject to the availability of sufficient profits and franking credits. For further information, see section 5.5(b)(v).

2.4 Rights attaching to the TABCORP Shares offered

The TABCORP Shares received as consideration under the Offer will be fully paid and rank equally with existing TABCORP Shares, except that they will not be entitled to participate in the TABCORP interim dividend in respect of the year ending 30 June 2004 (which is scheduled to be paid on 6 April 2004).

TABCORP Shares are quoted on ASX. In the United States of America, shares in TABCORP are traded in sponsored American Depository Receipt form.

An application will be made within seven days after the start of the Bid Period to ASX for official quotation of the TABCORP Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement will be taken to state or imply that the TABCORP Shares issued under this Offer will be quoted on ASX, but quotation is expected in the ordinary course as TABCORP is already admitted to the Official List of ASX.

The rights and restrictions attaching to the TABCORP Shares which will be issued as part of the consideration under the Offer are primarily set out in TABCORP's constitution and in the Corporations Act and are subject to statutory, common law and ASX Listing Rule requirements. The main rights and liabilities attaching to the TABCORP Shares are summarised in Annexure C and sections 1.5(c) and 1.5(d).

2.5 TABCORP dividend reinvestment plan

TABCORP has established a dividend reinvestment plan which provides TABCORP shareholders with a choice of reinvesting dividends paid on TABCORP Shares in TABCORP Shares rather than receiving such dividends in cash. The dividend reinvestment plan commenced operation in relation to TABCORP's interim dividend for the year ending 30 June 2004.

Participation in the DRP is optional and is generally open to all holders of TABCORP Shares, with the exception of shareholders having a registered address or being resident in a jurisdiction other than Australia who may not be able to participate in the DRP because of legal requirements applicable in that jurisdiction. The TABCORP Board may also refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of TABCORP's constitution or may be contrary to any law.

A shareholder may participate in the DRP in respect of some or all of their shares.

The TABCORP Board will determine with respect to the operation of the DRP for any dividend whether to issue new TABCORP Shares or to cause a transfer of existing TABCORP Shares to a participant, or to effect a combination of both.

Shares issued or transferred to participants under the DRP will be acquired at the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of TABCORP Shares sold in the ordinary course of trading on ASX over 10 Trading Days starting on (and including) the second business day following the record date in respect of the relevant dividend, less a discount (if any) set by the TABCORP Board from time to time. The discount may not exceed 2.5%.

The dividend payable on TABCORP Shares which are subject to the DRP (after deducting any withholdings, such as withholding tax) will be credited to a 'DRP account' maintained on behalf of the participant and then applied on the participant's behalf in subscribing for or acquiring additional TABCORP Shares. Any balance remaining in a participant's DRP account after TABCORP Shares have been issued or acquired will be carried forward in the participant's DRP account and added to the next dividend entitlement. No interest will accrue in respect of any balance in a DRP account.

No brokerage, commission or other transaction costs will be payable by participants on TABCORP Shares acquired under the DRP. TABCORP Shares issued under the DRP will, from the date of issue, rank equally in all respects with all other TABCORP Shares. TABCORP will apply for quotation on ASX of TABCORP Shares issued under the DRP.

The DRP may be varied, suspended or terminated by the TABCORP Board at any time.

TABCORP has entered into an underwriting agreement in respect of the DRP pursuant to which the underwriter has agreed to underwrite up to 65% (as determined by TABCORP) of the amount of any interim and final dividend for the years ending 30 June 2004 and 30 June 2005, up to a maximum amount of $120 million in respect of each dividend.

On or about 6 April 2004, a further:

- 5,363,823 TABCORP Shares are due to be issued under the DRP;
- 2,839,843 TABCORP Shares are due to be issued under the underwriting agreement in respect of the DRP,

in relation to TABCORP's interim dividend for the year ending 30 June 2004.

2.6 TABCORP shareholder discount scheme

TABCORP has decided to introduce a shareholder benefits scheme that will provide TABCORP shareholders who hold a minimum of 200 TABCORP Shares with benefits such as special hotel room rates and restaurant discounts at the TABCORP Group's hotel and casino complexes. Details in relation to the shareholder benefits scheme are available from TABCORP's website (www.tabcorp.com.au).

2.7 Employee share plans

At TABCORP's AGM on 30 October 2003, shareholders approved the implementation of two employee share plans by TABCORP. The plans replace previous employee share plans operated by TABCORP.

Part of the reason for the introduction of the plans (which are intended to replace earlier plans operated by TABCORP) is to provide key employees whose actions and decisions have strategic and operational importance to TABCORP with a total annual reward package comprising a mix of base pay as well as short and long term incentive components.

The following is a summary only of the key terms of the plans.

(a) Long Term Performance Plan

The first plan, the 'Long Term Performance Plan', provides the long-term incentive component of the reward package for key employees through a mix of performance options and share rights. Vesting of both performance options and share rights will occur over a three to five year period and be based on the satisfaction of performance hurdles based on TABCORP's comparative performance in the market. Performance options will have an exercise price based on the value of TABCORP Shares at grant. Share rights will deliver the whole value of fully paid ordinary shares to the participant.

Allocations to senior executives under the Long Term Performance Plan will be structured to deliver an average annual target reward value of up to 25% of the total annual reward package. Allocations for other key employees will provide a more conservative reward outcome as a percentage of total annual reward.

On termination of employment, an employee's entitlements which have not vested will lapse, and entitlements which have vested will be exercisable for 90 days, following which they will lapse..

(b) Deferred Share Plan

TABCORP Shares acquired under the second plan, the 'Deferred Share Plan', will be acquired by employees at market value but will be subject to restrictions on sale for a period of three years (although without affecting voting, dividend or other rights associated with the shares). These restrictions will end upon termination of employment.

This plan will provide the short term incentive component of the reward package for key employees, with individual, business unit and company performance hurdles evaluated over a 12 month period. Other employees will be able to elect to purchase TABCORP Shares via the sacrifice of pre-tax salary.

(c) Limitations

The aggregate of all shares still the subject of allocations under the Long Term Performance Plan (that is, performance options and share rights that have either not vested, or have not been exercised) and shares subject to restriction under the Deferred Share Plan or other plans will be limited to 5% of TABCORP's total issued share capital.

(d) Former General Employee Share Plan

The Long Term Performance Plan and Deferred Share Plan replace employee share plans previously operated by TABCORP. Whilst those former plans no longer continue to operate, arrangements already entered into under those plans will continue through to their completion.

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Section 3

Profile of the Tab Group

3. Profile of the Tab Group

3.1 Disclaimer

The information in this section 3 (other than section 3.8) on Tab and the Tab Group has been prepared based on a review of publicly available information (which has not been independently verified) and a financial due diligence investigation conducted by TABCORP which involved reviewing selected non-public information about the Tab Group provided by Tab. Bidder does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Tab and the Tab Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Tab's businesses or Tab's issued securities may be included in Tab's target's statement in relation to the TABCORP Offer which will be sent to you directly by Tab.

3.2 Overview of Tab

Tab is a public company listed on ASX. Its head office is in New South Wales, Australia.

Tab has five operating businesses covering wagering, gaming and broadcasting, being:

- the Tab wagering business, which uses the Tab Totalizator Licences to operate off-course and on-course wagering in New South Wales. The licences are for 99 years, with the first 15 years of those licences being exclusive;
- Sky Channel, which is a commercial satellite broadcasting and domestic pay television service that telecasts race meetings and other sporting events throughout Australia and internationally;
- radio station 2KY, which broadcasts thoroughbred, harness and greyhound race meetings;
- two businesses trading together under the name 'maxgaming', being:
  - the New South Wales wide linked jackpot game business (the ***Links Business***) operating under the Links Licences providing the 'Maximillions', 'Bullionaire' and 'Dollar Dazzler' linked jackpot games to registered clubs, and 'The Stash' and 'Lasseters Loot' linked jackpot games to hotels, in New South Wales; and
  - the gaming machine investment business (the ***Investment Licence Business***) operating under the Investment Licence providing gaming machines to hotels in New South Wales; and
- the Data Monitoring Services Business, which operates under an exclusive New South Wales government licence (the Data Monitoring Services Licence) to monitor the duty payable on more than 100,000 gaming machines in New South Wales.

3.3 Publicly available information

Tab is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The annual report for Tab for the year ended 30 June 2003 was lodged with ASIC on 18 September 2003 and given to ASX on that date. The half year report for Tab for the six months ended 31 December 2003 was lodged with ASIC on 6 February 2004 and given to ASX on that date.

A summary of the ASX announcements made in relation to Tab between 30 June 2003 and the date of this Bidder's Statement is set out in Annexure B, other than those ASX announcements made in relation to Tab by TABCORP since 30 June 2003 (those announcements are summarised in Annexure A).

Information about the Tab Group (including copies of financial statements) may also be obtained from Tab's website at www.tablimited.com.au..

3.4 Tab securities on issue

According to documents lodged by Tab with ASX, as at the date of this Bidder's Statement the total number of securities on issue in each class in Tab is as follows:

Class	Number
Tab Shares	451,097,362
Tab Options	1,680,000

If the holders of all Tab Options were able to, and did, exercise those options, the total number of Tab Shares on issue would be 452,777,362.

Tab Shares are quoted on ASX and may be freely traded. Tab Options are not quoted on ASX.

3.5 Tab employee share plans

According to documents lodged by Tab with ASX, TABCORP understands that as at the date of this Bidder's Statement Tab currently has two employee share plans in operation, being:

- the Tab Employee Performance Share Plan; and
- the Tab Employee Savings Share Plan.

Details of these plans are set out in sections 3.2 and 4.7 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer.

3.6 Tab Options

So far as known to Bidder, Tab Options are held by five executives of Tab (including Tab's Managing Director) and have the following exercise prices and expiry dates:

Number of options	Expiry date	Exercise price
1,000,000	30 November 2009	$2.90
180,000	3 July 2010	$2.43
500,000	29 September 2011	$2.67

Section 4.8 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer indicates that 680,000 of the Tab Options have vested and are exercisable at any time. Bidder does not know whether any or all of the remaining Tab Options which are not presently exercisable will become exercisable as a result of the Offer. There is nothing in Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer to suggest that this is the case.

See section 9.1 in relation to Bidder's possible approaches to the treatment of unexercised Tab Options in connection with the Offer.

3.7 Offer extends to new Tab Shares

The Offer extends to Tab Shares that are issued on the exercise of Tab Options during the period from the Register Date to the end of the Offer Period.

3.8 Interests in Tab securities

(a) Bidder's relevant interest in Tab securities

As at the date of this Bidder's Statement and immediately before the first Offer was sent, Bidder did not have a relevant interest in any Tab Shares or Tab Options and had no voting power in Tab.

(b) Acquisitions of Tab Shares by Bidder or associates

Neither Bidder nor any of its associates has provided (or agreed to provide) consideration for a Tab Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement or in the period between the date of this Bidder's Statement and the date of the Offer.

Section 4

Intentions

4. Intentions

4.1 Introduction

This section 4 sets out the rationale for the Offer and TABCORP's intentions in relation to:

- the continuation of the business of Tab;
- any major changes to the business of Tab and any redeployment of the fixed assets of Tab; and
- the future employment of the present employees of Tab.

These intentions are based on the information concerning Tab, its business and the general business environment which is known to TABCORP at the time of preparation of this Bidder's Statement, which is limited to publicly available information and a financial due diligence review of limited material provided by Tab.

Final decisions regarding these matters will only be made by TABCORP in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 4 are statements of current intention only, which may change as new information becomes available to it or as circumstances change.

Bidder's intentions concerning the businesses, assets and employees of, and securities in, Tab are the same as the intentions of TABCORP set out in this section 4.

4.2 Rationale for the Offer

If the Offer is successful, the acquisition of Tab will enhance the TABCORP Group's position as Australia's premier gambling and entertainment group. The Merged Group would operate wagering businesses in New South Wales and Victoria together with the key wagering media businesses (including Sky Channel). The Merged Group would also operate four casino properties, in excess of 18,000 gaming machines on the east coast of Australia, Keno in nearly 2,000 venues, gaming machine monitoring operations in Victoria and Queensland (see section 4.3(c) in relation to Tab's Data Monitoring Services Business), the AWA technical services business and an international monitoring and totalizator sales and support business.

If the Offer is successful, TABCORP expects to combine and leverage the considerable expertise within both TABCORP's and Tab's wagering operations to create greater operational scale from which synergies and efficiencies can be extracted. The Merged Group is expected to be able to combine wagering information technology platforms. It also expects to extract synergies from combining the wagering pools, although TABCORP will only be able to achieve such pooling if the approvals discussed in section 4.3(i) are obtained.

Additional benefits are expected to be available as a result of the ability to combine the best of both management teams and the operating synergies and efficiencies arising from the combination of the administration, finance, human resources and other overhead activities of both TABCORP and Tab.

The combination of the Tab Group and the TABCORP Group will reduce the dependency of the combined business on any particular regulatory jurisdiction, broaden the skill base and expertise of both TABCORP and Tab and position the Merged Group for future opportunities.

4.3 Intentions upon acquisition of 90% or more of the Tab Shares

This section 4.3 sets out TABCORP's current intentions if Bidder acquires relevant interests in 90% or more of the Tab Shares and Bidder is entitled to proceed to compulsory acquisition of the remaining Tab Shares under the Corporations Act.

(a) Corporate matters

It is intended that Bidder would:

- proceed with compulsory acquisition of the outstanding Tab Shares (including any Tab Shares issued as a result of the exercise of Tab Options after the end of the Offer Period in the six weeks after Bidder gives the compulsory acquisition notices) in accordance with the provisions of Chapter 6A of the Corporations Act;
- arrange for Tab to be removed from the Official List of ASX; and

- replace all members of the Tab Board with nominees of TABCORP, whom it expects will be Matthew J. Slatter, David E. Elmslie and Peter H. Caillard (being the directors of Bidder and members of the TABCORP senior management team).

Bidder may also proceed to compulsory acquisition of the Tab Options which have not been exercised, or alternatively pursue other arrangements in relation to those securities (see section 9.1).

(b) Wagering head office and TABCORP Board representation

TABCORP intends to:

- appoint one further New South Wales based director to the TABCORP Board; and
- locate the divisional headquarters of the Merged Group's wagering business in New South Wales, from where it would oversee the operations of the New South Wales and Victorian wagering businesses.

(c) Sale of the Tab Gaming Division

The New South Wales government has indicated that if Bidder is nominated as the Nominated Company for the purposes of the Totalizator Act and the Privatisation Act (thereby enabling it to acquire control of Tab), it will be a condition of that nomination that Tab's Data Monitoring Services Business and Links Business (together the ***Tab Gaming Division***) be divested within 18 months of Tab being taken over by Bidder. Section 9.6 discusses the amendments to the Totalizator Act and the Privatisation Act that are contained in the Totalizator Amendment Act and the reason why nomination of Bidder as the Nominated Company is required in order for the Offer to proceed.

Accordingly, TABCORP expects that it will need to provide undertakings to the New South Wales government in relation to the divestment of the Tab Gaming Division. The form of any such undertakings will be the subject of negotiation between TABCORP and the New South Wales government. TABCORP anticipates that any such undertakings will require that:

- prior to divestment, TABCORP will ensure that all of the information pertaining to the customers of the Tab Gaming Division is maintained separately and that appropriate 'Chinese walls' are implemented or (to the extent they already exist) maintained so that information in relation to those businesses will only be available to appropriate selected parties;
- prior to divestment, the Tab Gaming Division will be held by the TABCORP Group separately from the TABCORP Group's other existing New South Wales businesses, including Star City Casino; and
- the Tab Gaming Division be disposed of to a purchaser (who must be approved by the New South Wales government) within the 18 month period referred to above.

TABCORP intends to seek to sell the Tab Gaming Division at its market value and in accordance with any undertakings given to the New South Wales government. Risks associated with the divestment of the Tab Gaming Division are set out in section 8.6(m).

(d) Investment Licence Business

The New South Wales government has indicated that it will be a further condition of Bidder's nomination as the Nominated Company (if that occurs) that the Investment Licence will be withdrawn. However, the New South Wales government has indicated that arrangements will be made to allow Tab to complete its existing contractual obligations with respect to machines already in hotels.

Accordingly, TABCORP expects that it will need to provide undertakings to the New South Wales government in relation to the withdrawal or cancellation of the Investment Licence. The form of any such undertakings will be the subject of negotiation between TABCORP and the New South Wales government.

4. Intentions (cont'd)

Subject to the terms of any undertakings which may be given to the New South Wales government, TABCORP will procure that Tab completes its outstanding contractual obligations with respect to the machines already in hotels (which TABCORP understands to be approximately 100) and, following completion, relinquishes the Investment Licence.

(e) Use of sale proceeds

If the net proceeds of any sale of the Tab Gaming Division are received at a time when funds drawn down under the Loan Facility are outstanding, those net proceeds will be applied in repayment of the outstanding balance of the Loan Facility. Amongst other things, any such proceeds will be net of NSW Racing's interest (if any) in them (see section 9.7(a)(ii)).

(f) Sky Channel and radio station 2KY

Subject to the operational review described in section 4.3(k), TABCORP intends to continue to operate Sky Channel and radio station 2KY. It also proposes to establish a consultative committee in relation to programming for Sky Channel, which would comprise representatives of TABCORP and representatives of the racing industries in various States (see section 9.7(a)(viii)).

TABCORP intends to maintain Tab's media business (Sky Channel and radio station 2KY) as a separate business division reporting to TABCORP's chief executive officer and managing director.

(g) Consolidation of wagering information technology operations

TABCORP intends to consolidate the wagering information technology operations of Tab and TABCORP over a three year period onto a consolidated wagering information technology platform. Subject to a review of Tab's wagering host system, TABCORP intends to utilise TABCORP's existing internally developed Bravo wagering software for this purpose. As a part of this process, some software development for the existing Tab terminals will be undertaken. The approval of the New South Wales Department of Gaming and Racing will be required in order to migrate Tab to the Bravo wagering software.

TABCORP intends to rationalise the number of call centres servicing the Merged Group's customers in New South Wales and Victoria and consolidate some of TABCORP's New South Wales Keno operations into the Merged Group's New South Wales premises.

In addition, where possible, common information technology systems will be used to minimise duplication of resources and thereby maximise the benefits arising from the combination of the Tab Group and the TABCORP Group.

TABCORP considers that it will not be feasible to allocate alternative responsibilities to a number of Tab and TABCORP employees involved in these areas whose responsibilities would be duplicated. There may be some Tab employees to whom TABCORP may offer the opportunity of a transfer to the relevant TABCORP business unit. However, TABCORP expects that a number of Tab and TABCORP employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

TABCORP is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.3(k).

(h) Surplus assets

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements. It intends to divest those assets within the first three years after an acquisition of Tab. If the net proceeds of sale are received at a time when funds drawn down under the Loan Facility are outstanding, the net proceeds will be applied in repayment of the outstanding balance of the Loan Facility. Amongst other things, any such proceeds will be net of NSW Racing's interest (if any) in them.

(i) Pooling

TABCORP Manager Pty Ltd (a wholly-owned subsidiary of TABCORP) currently has in place pooling arrangements in respect of totalizator bets received pursuant to TABCORP's Wagering Licence in Victoria and the wagering licences of its independent SuperTAB partners in Tasmania, Western Australia and the Australian Capital Territory.

TABCORP intends to pursue the pooling of totalizator bets received pursuant to the Tab Totalizator Licences with the totalizator bets received pursuant to the wagering licences in the other four jurisdictions outlined above. The pooling arrangements would apply to all races on which one or more of the relevant wagering licensees conduct common betting. TABCORP Manager Pty Ltd would not charge Tab any fee in connection with the entry into the proposed pooling arrangements (see further section 9.7(a)(iv)).

A wide range of approvals will be required to adopt such common pooling arrangements. In particular, a common set of betting rules will need to be agreed or permitted by:

- the relevant totalizator companies (namely, Tab, TABCORP Manager Pty Ltd, ACTTAB Limited, Tote Tasmania Pty Ltd and Racing and Wagering Western Australia);
- the relevant state racing industries or their representative bodies (including NSW Racing and VicRacing Pty Ltd); and
- the relevant regulatory authorities (including the Minister administering the Totalizator Act and the VCGA).

In addition, agreements will need to be reached with various State governments in relation to the tax treatment of the pooled bets in the various affected jurisdictions.

To the extent that all necessary approvals are obtained and all necessary agreements are reached so that pooling is implemented in respect of New South Wales, TABCORP expects that the pooling would reduce odds fluctuations, particularly in smaller pools where bets can change the odds significantly. This is expected to create greater customer appeal and enhance revenue. Accordingly, TABCORP expects that the necessary approvals will be obtained and necessary agreements will be reached.

Some of the potential benefits from pooling the Tab and SuperTAB wagering pools have been incorporated into the synergies referred to in section 5.5(b)(i).

TABCORP will also consider seeking to include UNiTAB's wagering pool in the pooling arrangements discussed in this section 4.3(i), subject to TABCORP and UNiTAB being able to agree mutually acceptable terms and the receipt of the approval of the relevant State governments and racing industries.

(j) Head office and head office employees

TABCORP intends to combine certain common Tab and TABCORP corporate head office functions (such as finance and accounting, human resources, risk management and in-house legal) as well as those functions involved in setting overall planning and control of the combined operations of the Tab Group and the TABCORP Group, with the aim of eliminating duplication of tasks. The corporate headquarters of the Merged Group would be located in Victoria.

Any remaining head office functions of Tab will be devolved to the relevant business units or outsourced to external consultants and advisers.

TABCORP expects that, in this way, it will be possible to reduce the cost of Tab's head office functions.

TABCORP considers that it will not be feasible to allocate alternative responsibilities to many of the Tab head office employees whose responsibilities would be duplicated or transferred to TABCORP business units or outsourced following a successful acquisition. There may be some Tab head office employees to whom TABCORP may offer the opportunity of a transfer to the relevant TABCORP business units. However, TABCORP expects that a number of Tab and TABCORP head office employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

TABCORP is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.3(k).

(k) General operational review

As at the date of this Bidder's Statement, TABCORP and Bidder have conducted only a financial due diligence investigation reviewing selected non-public information about the Tab Group provided by Tab. Consequently, TABCORP's and Bidder's knowledge of the assets and operations of the Tab Group is limited to the selected non-public information and to public information.

Accordingly, if Bidder acquires all of the Tab Shares, TABCORP intends to conduct a thorough and broad-based general review of Tab's corporate structure, assets, businesses, personnel and operations. This review will apply quantitative and qualitative factors to measure performance and areas for improvement.

While TABCORP does not have any specific intentions in relation to this review or its outcomes, its current expectation is that a focus of the review will be on identifying opportunities in relation to:

- profit improvement measures involving a wide range of initiatives including (but not limited to) overhead cost reductions;
- the efficiency of operations through maximising the utilisation of existing resources and leveraging the potential purchasing synergies (such as in marketing);
- minimising duplication in operational areas such as call centres, information technology and sportsbetting;
- the efficiency of management structures in the Merged Group; and
- improving capital management through the implementation of common systems across the wagering businesses of Tab and TABCORP.

This may involve fee-based services or consultancy arrangements being implemented between members of the Merged Group.

The review may impact on employees of the Tab Group, including as described in sections 4.3(g) and 4.3(j).

4.4 Intentions upon acquisition of more than 50.0%, but less than 90%, of the Tab Shares

Although Bidder is seeking to acquire all of the Tab Shares, the Offer is subject to a condition that Bidder acquires a relevant interest in more than 50.0% of the Tab Shares (see section 10.7(a)). Consequently, if the Offer becomes, or is declared, free of all of the other conditions in section 10.7, Bidder may acquire relevant interests in more than 50.0%, but less than 90%, of the Tab Shares. In such circumstances, Bidder will not be entitled to use the compulsory acquisition procedures in Chapter 6A of the Corporations Act to acquire the remaining Tab Shares and move to 100% ownership of Tab.

This section 4.4 sets out TABCORP's current intentions if that is the case.

(a) Corporate matters

It is intended that Bidder would:

- maintain Tab's listing on ASX, subject to the requirements for listing (including a sufficient spread of investors) continuing to be satisfied (although in this event the liquidity of Tab Shares on ASX is likely to be materially diminished); and
- subject to the Corporations Act and Tab's constitution, seek to add to, or replace, a proportion of the members of the Tab Board with nominees of TABCORP (to reflect TABCORP's proportionate ownership interest in Tab), with minority shareholders represented by at least one independent director. TABCORP and Bidder have not made any decision as to who would be nominated for appointment to the Tab Board in this case.

(b) Certain intentions expressed in section 4.3

In these circumstances, TABCORP's intentions will be the same as set out in sections 4.3(b), 4.3(c), 4.3(d), 4.3(f) (but subject to the operational review described in section 4.4(e) rather than the review described in section 4.3(k)), 4.3(g) and 4.3(i).

(c) Sale of assets

Sections 4.3(e) and 4.3(h) discuss TABCORP's intentions in relation to the use of the net proceeds of sale of various assets if Bidder acquires relevant interests in more than 90% of the Tab Shares.

If Bidder acquires relevant interests in more than 50.0%, but less than 90%, of the Tab Shares, TABCORP still intends to seek to effect the sales described in those sections. However, in such a scenario, the net proceeds of sale will only be applied in repayment of the outstanding balance of the Loan Facility to the extent that Bidder receives any form of distribution from Tab that is sourced from those net proceeds of sale.

(d) Head office and head office employees

TABCORP would not seek to combine the corporate head offices of Tab and TABCORP unless it acquires 100% of the Tab Shares. However, TABCORP would, through its appointees to the Tab Board, propose that the consideration of possible head office cost reductions be included in a general operational review.

(e) General operational review

TABCORP, through its nominees on the Tab Board, is likely to propose that Tab implement a general operational review of the nature referred to in section 4.3(k), with the aim of pursuing, to the maximum extent possible and appropriate, the type of opportunities which might have been available to TABCORP if Bidder had acquired 100% of Tab.

TABCORP would also propose, through its nominees on the Tab Board, a review of Tab's dividend policy, to ensure that it reflects a balance between providing shareholders with an appropriate yield on their investment and ensuring that sufficient resources are maintained within Tab to fund its ongoing activities and capital requirements.

(f) Further acquisition of Tab Shares

Bidder may, at some later time, acquire further Tab Shares in a manner consistent with the Corporations Act.

(g) Compulsory acquisition at a later time

If Bidder becomes entitled at some later time to exercise general compulsory acquisition rights under Part 6A.2 of the Corporations Act, it may exercise those rights.

4.5 Other intentions

Other than as set out in this section 4, it is the present intention of TABCORP to procure that Tab will:

- generally continue the business of Tab;
- not make any major changes to the business of Tab nor to redeploy any of the fixed assets of Tab; and
- continue the employment of Tab's present employees.

4.6 Limitations on intentions

The intentions and statements of future conduct set out in this section 4 must be read as being subject to:

- the law (including the Corporations Act) and the ASX Listing Rules, including in particular the requirements of the Corporations Act and the ASX Listing Rules in relation to conflicts of interest and 'related party' transactions given that, if Bidder obtains control of Tab but does not acquire all of the Tab Shares, it will be treated as a related party of Tab for these purposes;

4. Intentions (cont'd)

- the legal obligation of the Tab directors at the time, including any nominees of TABCORP, to act in good faith in the best interests of Tab and for proper purposes and to have regard to the interests of all Tab Shareholders (in which regard, the role of independent directors of Tab will also be important); and
- the outcome of the reviews referred to in sections 4.3(k) and 4.4(e).


TAB
CONRAD
JUPITERS

Section 5

Financial Position and Expected Performance of the Merged Group

5. Financial Position and Expected Performance of the Merged Group

5.1 Introduction

(a) The pro-forma financial information

(i) Information prepared

For the purpose of considering the effect of the Offer on TABCORP, the following financial information has been prepared:

- a pro-forma consolidated statement of financial position of the Merged Group as at 31 December 2003;
- a 'stand-alone' forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004;
- estimated financial information for the Tab Group for the year ending 30 June 2004; and
- a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004.

The pro-forma consolidated statement of financial position of the Merged Group assumes, amongst other things, that Bidder had acquired all of the Tab Shares under the Offer as at 31 December 2003. The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 assumes, amongst other things, that Bidder had acquired all of the Tab Shares under the Offer as at 30 June 2003. A further pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 has also been prepared on the assumption that Bidder acquired 50.1% of the Tab Shares as at 30 June 2003. Further details of the applicable assumptions are contained in this section 5.

It should be noted that the pro-forma consolidated statement of financial performance set out in the tables in section 5.5 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period.

(ii) The general nature of forecast financial information

The forecast financial information for the TABCORP Group is based on a large number of assumptions concerning future events, including the key assumptions outlined below. The directors of TABCORP have prepared the forecast information with proper care and attention and consider all assumptions to be reasonable, when taken as a whole. However, the forecast financial information is likely to vary from actual results and any variation may be material because forecasts, by their very nature, are subject to uncertainties and contingencies, many of which are outside the control of the directors and which may, amongst other things, result in the assumptions on which the forecasts are based being inaccurate in the event.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved, either at all or in the amounts or by the dates indicated. Such information is presented for illustrative purposes only as a guide to assist Tab Shareholders in considering the Offer. The forecast financial information and other forward looking statements are based on the information available to Bidder at the date of this Bidder's Statement.

(iii) Assumptions and risks

The pro-forma information and forecast and estimated financial information should be read together with the assumptions underlying their preparation as set out in this section 5, the Independent Accountant's Report on the Pro-Forma Historical Information, the Investigating Accountant's Report on the Forecast and Pro-Forma Information, the risk factors set out in section 8 and other information contained in this Bidder's Statement. In particular, Tab Shareholders should carefully consider the assumptions and risk factors when considering the information and assessing the future performance of the Merged Group.

(iv) Basis of preparation

The pro-forma compilations of historical information and forecast and estimated financial information have been prepared in accordance with the measurement and recognition requirements (but not all the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the pro-forma transactions set out in this section 5 had occurred on the applicable dates.

TABCORP will be required to comply with International Financial Reporting Standards (*IFRS*) for its financial year ending 30 June 2006. Under IFRS, there are differences in the measurement of assets and liabilities, thereby impacting consolidated statements of financial position and performance. This analysis is often complex and will require detailed review post acquisition should Bidder be successful in acquiring Tab. Accordingly, the effects of these differences have not been quantified and there can be no assurance that TABCORP's consolidated statement of financial performance or consolidated statement of financial position (or both), or the pro-forma information as disclosed in this Bidder's Statement, would not be significantly different if determined in accordance with IFRS. The actual impact will depend on the final standards and the particular circumstances prevailing at the time of adoption.

(b) Tab financial information

In preparing pro-forma financial information for the Merged Group, financial information regarding Tab was required. For the purposes of this Bidder's Statement, that information has been sourced from publicly available information (including information released by Tab and broker consensus information obtained from a range of brokers as outlined in section 5.4).

As described in section 3.1, Bidder and TABCORP have conducted only a financial due diligence investigation in relation to Tab based on selected non-public information provided by Tab. There is therefore some uncertainty associated with the financial information relating to Tab. Bidder does not make any representation or warranty, express or implied, as to the accuracy or completeness of that information. Tab may release updated financial information in any target's statement which is sent to Tab Shareholders.

(c) Review of financial information

A report on the compilation of the pro-forma consolidated statement of financial position by Ernst & Young is contained in Annexure D (the Independent Accountant's Report on the Pro-Forma Historical Information) and supports TABCORP's belief that:

- the pro-forma consolidated statement of financial position of the Merged Group, which is summarised in section 5.2, has been properly compiled based on information extracted from the financial statements of TABCORP and Tab as at 31 December 2003; and
- the adjustments made in compiling the pro-forma consolidated statement of financial position have been presented fairly in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, on the basis of the assumptions set out in section 5.2.

A report on the compilation of the pro-forma consolidated statement of financial performance by Pitcher Partners is contained in Annexure E (the Investigating Accountant's Report on the Forecast and Pro-Forma Information) and supports TABCORP's belief that:

- the forecast consolidated statement of financial performance of the TABCORP Group, which is summarised in section 5.5, has been properly compiled based on the assumptions referred to in section 5.3, and the pro-forma consolidated statement of financial performance of the Merged Group, which is summarised in section 5.5, has been properly compiled based on the assumptions referred to in section 5.5, and each such statement of financial performance is presented on a basis consistent with TABCORP's accounting policies and is in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia; and

- the assumptions made by the TABCORP Board provide a reasonable basis for the forecast consolidated statement of financial performance of the TABCORP Group set out in section 5.5 and the pro-forma consolidated statement of financial performance of the Merged Group set out in section 5.5.

(d) Standard & Poor's credit rating

As at the date of this Bidder's Statement, and having been briefed on the Offer, Standard & Poor's has confirmed that TABCORP will retain its current investment grade BBB+ credit rating (with a negative outlook) in the event that Bidder is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer.

5.2 Pro-forma consolidated statement of financial position

(a) Assumptions

The following key assumptions have been used to compile the pro-forma consolidated statement of financial position set out in this section 5.2.

(i) Acquisition date and completion

As at 31 December 2003, Bidder had successfully acquired 100% of the Tab Shares, and all of the Tab Options had been cancelled (see also section 5.2(a)(iii)).

(ii) Acquisition consideration

The value of the TABCORP Shares to be issued to Tab Shareholders has been assumed to be $11.85 (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)). Based on this price, Tab Shareholders would receive $2.00 cash plus 0.211 TABCORP Shares as consideration for each Tab Share they own (this is rounded in accordance with section 10.1(c)).

This implies an average value for Tab Shares of $4.50 under the Offer. This implied value of $4.50 has been used in calculating the acquisition cost for the purposes of the pro-forma financial statements presented below.

If the TABCORP VWAP is $11.36 or less, Tab Shareholders will receive 0.22 TABCORP Shares per Tab Share. If the TABCORP VWAP is $12.50 or more, Tab Shareholders will receive 0.20 TABCORP Shares per Tab Share. If the TABCORP VWAP is between $11.36 and $12.50 (exclusive of those exact amounts), the number of TABCORP Shares to be issued to Tab Shareholders will vary. (This discussion assumes that the Offer becomes, or is declared, unconditional, and is subject to the effects of rounding (see section 10.1(c)).) Accordingly, the summary impact of a TABCORP VWAP of $11.36 and $12.50 is also presented as a sensitivity to the pro-forma consolidated statement of financial performance (see Figure 5.5.2).

(iii) Acquisition value and funding

Bidder acquired 100% of the Tab Shares for a total consideration of approximately $2,029.9 million payable by the issue of approximately 95.2 million TABCORP Shares and approximately $902.2 million cash.

As at 31 December 2003, all of the Tab Options had been cancelled for consideration of $2.9 million cash payable by Bidder.

It is assumed that Bidder refinanced approximately $350.4 million of Tab's existing net debt as at 31 December 2003. It is also assumed that Tab had approximately $33.1 million of outstanding customer account balances as at 31 December 2003 and that a cash balance of $33.1 million is maintained within Tab. As at 31 December 2003, Tab had cash on hand of $50.8 million. The $17.7 million difference between the actual cash on hand and the assumed balance is assumed to be used to repay debt.

(iv) Sale of the Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 31 December 2003 for a net asset value of $228.8 million and that the Investment Licence Business ceased operating from that date. The net asset value is calculated as total assets (assumed to comprise $209.8 million in plant and equipment and $28.2 million in licences) less total liabilities (assumed to be $9.2 million) as at 30 June 2003 (being the last date as at which Tab has disclosed the net asset value of the Tab Gaming Division). It is assumed that the consideration Tab receives from the sale of the Tab Gaming Division was received in cash on 31 December 2003.

The assets and associated liabilities of the Tab Gaming Division and the Investment Licence Business have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to receive from the sale of the Tab Gaming Division is also shown as an acquisition adjustment.

(v) Transaction costs

It has been assumed that the transaction costs of Bidder and Tab in relation to Bidder's acquisition of the Tab Shares will be $35.0 million. Bidder would fund these transaction costs with debt.

The estimated transaction costs for the acquisition of Tab of $35.0 million have been capitalised as part of the acquisition cost.

(vi) Fair value adjustments

TABCORP has not at this time recognised the fair values of Tab's assets and liabilities as directed by Australian Accounting Standard AASB 1015. For the purposes of preparing the pro-forma consolidated statement of financial position, the book values of Tab's identifiable net assets as at 31 December 2003 have been assumed to equate to their fair values.

Adjustments are made in accordance with Australian Accounting Standards totalling $14.1 million to the fair value of the net assets acquired in relation to the establishment of provisions in relation to the costs associated with redundancies of various executives and staff.

(vii) Goodwill

The pro-forma consolidated statement of financial position eliminates the assumed cost of the acquisition of Tab Shares, the cancellation of the Tab Options and the transaction and implementation costs applicable against the net assets to be acquired as at 31 December 2003 after making the fair value adjustments referred to in section 5.2(a)(vi).

The amount eliminated, $1,656.3 million, has been designated as goodwill.

Tab had existing goodwill as at 31 December 2003 of $177.2 million.

(viii) Sale of surplus assets

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements that TABCORP intends to divest within the first three years after an acquisition of Tab.

The assets and associated liabilities relating to surplus assets have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to have received from the sale of the surplus assets is also shown as an acquisition adjustment.

(b) Pro-forma consolidated statement of financial position of the Merged Group

Figure 5.2.1 sets out selected information which has been derived from the reviewed statement of financial position of TABCORP as at 31 December 2003 (as taken from the half year financial report for TABCORP for the six months ended 31 December 2003), the statement of financial position of Tab as at 31 December 2003, and a pro-forma statement of financial position of the Merged Group as at 31 December 2003 (prepared based on the assumptions referred to in section 5.2(a)). Figure 5.2.1 is a summary only.

Figure 5.2.1: Pro-forma consolidated statement of financial position of the Merged Group as at 31 December 2003[1]

($m)	TABCORP	Tab	Adj	Merged Group
Cash and deposits	215	51	(18)[2]	248
Other current assets	88	26	-	114
Total current assets	**303**	**77**	**(18)**	**362**
Land and buildings, plant and equipment	1,484	379	(251)[3]	1,612
Licences and casino management contract	1,122	370	(28)[4]	1,464
Intangibles and other assets	1,524	183	1,656[5]	3,364
Total non-current assets	**4,131**	**932**	**1,377**	**6,440**
Total assets	**4,434**	**1,009**	**1,359**	**6,802**
Current borrowings	744	-	-	744
Current liabilities	373	167	(9)[6]	531
Non-current borrowings	1,263	368	667[7]	2,298
Non-current liabilities	182	49	-	231
Total liabilities	**2,562**	**583**	**657**	**3,803**
Shareholders funds	**1,871**	**426**	**702**	**2,999**

5.3 Forecast consolidated statement of financial performance

(a) Introduction

The forecast financial information for the TABCORP Group set out in section 5.5 is based on a large number of assumptions concerning future events, including the key assumptions referred to in this section 5.3. The forecast financial information is also subject to the risks identified in section 8.

The forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 comprises reviewed actual results for the six months to 31 December 2003 (as taken from the half year financial report for TABCORP for the six months ended 31 December 2003) plus forecast results for the six months to 30 June 2004. The forecasts for the TABCORP Group are based on events and conditions existing at the date of this Bidder's Statement, including those material assumptions set out below.

(b) TABCORP stand alone forecast information

(i) General assumptions

- There will be no significant change to the economic conditions in the Australian States in which the TABCORP Group operates.
- There will be no significant change in international and domestic debt markets and TABCORP retains an investment grade credit rating (see section 5.1(d)).
- There will be no significant change in the competitive environment in Australian States in which the TABCORP Group operates.
- There will be no material industrial or employee relations disputes, litigation, strikes or acts of God relevant to the operations of the TABCORP Group.

Note

1 Totals may not add due to the effects of rounding.

2 *Adjustment to cash and deposits reflects the changes referred to in section 5.2(a)(iii).*

3 Adjustment to land and buildings, plant and equipment reflects the removal of the Tab Gaming Division's plant and equipment ($209.8 million) as referred to in section 5.2(a)(iv) and the sale of surplus assets ($41.2 million) as referred to in section 5.2(a)(viii).

4 Adjustment to licences and casino management contract reflects the removal of the Tab Gaming Division's licences ($28.2 million) referred to in section 5.2(a)(iv)

5 Adjustment to intangibles and other assets reflects the additional goodwill referred to in section 5.2(a)(vii).

6 The adjustment to current liabilities reflects the removal of the Tab Gaming Division's liabilities ($9.2 million) referred to in section 5.2(a)(iv).

7 Adjustment to non-current borrowings reflects the acquisition debt (including cash paid for Tab Shares ($902.2 million, see section 5.2(a)(iii)) and Tab Options ($2.9 million, see section 5.2(a)(iii)), transaction costs ($35.0 million, see section 5.2(a)(v)), capitalised redundancy costs ($14.1 million, see section 5.2(a)(vi)), less the adjustment in cash balances ($17.7 million, see section 5.2(a)(iii)) referred to in note 2 above) less proceeds from the sale of the Tab Gaming Division ($228.8 million, see section 5.2(a)(iv)) and the sale of surplus assets ($41.2 million, see section 5.2(a)(viii)).

- There will be no material adverse change to the gaming, casino, wagering or Keno regulatory regimes in the Australian States in which the TABCORP Group operates.
- There will be no material adverse change to the gaming, casino, wagering or Keno taxation regimes in the Australian States in which the TABCORP Group operates.
- There will be no material change to the contractual arrangements that the TABCORP Group has with the racing industries in New South Wales and Victoria.
- The company tax rate in Australia remains at 30%.
- There will be no material adverse change to the other State based taxes relevant to the Australian States in which the TABCORP Group operates.
- There are no changes in applicable Accounting Standards or other mandatory professional reporting requirements in Australia (including under the Corporations Act or tax legislation) which would have a material effect on the financial results of the TABCORP Group.
- There are no investments in new projects outside of the core business of the TABCORP Group and no material sales of non-core assets.

(ii) Wagering and network games

- Net operating revenue is assumed to increase 21.6% in the year ending 30 June 2004 relative to the year ended 30 June 2003 (taking into account, amongst other things, the inclusion of revenue from the relevant businesses of the Jupiters Group for eight months of the year ending 30 June 2004).
- Net operating revenue from wagering in Victoria is assumed to increase 5.0% in the year ending 30 June 2004 relative to the year ended 30 June 2003.

  In the six months ended 31 December 2003, net operating revenue from wagering in Victoria was 4.8% above the six months ended 31 December 2002. Net operating revenue from wagering in Victoria for the six months ending 30 June 2004 is forecast to be 5.2% above the six months ended 30 June 2003.
- Net operating revenue from Keno and Jupiters Technology (including international sales of Trackside) is assumed to increase 11.7% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group. The assumed growth is largely driven by sales by Jupiters Technology with a modest increase in net operating revenue from Keno also assumed.

  For comparative purposes, on a six-month pro-forma basis, net operating revenue from the Keno and Jupiters Technology businesses was up 20.0% for the six months ended 31 December 2003 relative to the six months ended 31 December 2002. Net operating revenue from the Keno and Jupiters Technology businesses for the six months ending 30 June 2004 is forecast to be 8.7% above the six months ended 30 June 2003 (on a pro-forma basis).
- Variable costs such as government taxes, racing product fees and operator commissions are calculated as a percentage of revenue or turnover and thus are increased in proportion to the growth in revenue or turnover (as applicable).
- The EBITDA margin of the Victorian wagering business is forecast to be 19.5%. The EBITDA margin of the Keno and Jupiters Technology businesses is forecast to be 32.9%.
- No significant changes in operating costs are assumed for the other businesses.

(iii) Gaming

- Net operating revenue from Victorian gaming is assumed to decrease by 0.6% in the year ending 30 June 2004 relative to the year ended 30 June 2003. The overall forecast reflects 12 months of smoking bans in Victoria in the year ending 30 June 2004 compared to 10 months for the prior year.

A decrease in net operating revenue associated with smoking bans in Victoria is offset by an increase in household disposable income, and improved offering to customers (including venue improvements).

In the six months ended 31 December 2003, net operating revenue from Victorian gaming was down 5.3% relative to the six months ended 31 December 2002. Net operating revenue from Victorian gaming for the six months ending 30 June 2004 is forecast to be 4.7% above the six months ended 30 June 2003.

- Net operating revenue from Queensland gaming machine monitoring is assumed to increase 4.3% for the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003.

  For comparative purposes, on a six-month pro-forma basis, net operating revenue from the Queensland gaming machine monitoring business for the six months ended 31 December 2003 was up 10.2% relative to the six months ended 31 December 2002. Net operating revenue for the six months ending 30 June 2004 is forecast to be 4.1% above the six months ended 30 June 2003 (on a pro-forma basis) due to the legislative requirement to cease all revenue sharing arrangements by 31 December 2003.

- Variable costs such as government taxes and operator commissions are calculated as a percentage of revenue and thus are reduced in proportion to the decrease in revenue.
- No significant changes in other operating costs are assumed.
- The EBITDA margin for Victorian gaming is forecast to be 28.0%. The EBITDA margin for Queensland gaming machine monitoring is forecast to be 46.4% for the year ending 30 June 2004 (this margin has been positively impacted by a write back of a provision).

(iv) Casinos

- Net operating revenue is assumed to increase 63.8% in the year ending 30 June 2004 relative to the year ended 30 June 2003 (taking into account, amongst other things, the inclusion of revenue from the relevant businesses of the Jupiters Group for eight months of the year ending 30 June 2004).
- Net operating revenue from Star City Casino is assumed to decrease 0.4% in the year ending 30 June 2004 relative to the year ended 30 June 2003.

  In the six months ended 31 December 2003, net operating revenue from Star City Casino was up 3.7% relative to the six months ended 31 December 2003. Net operating revenue from Star City Casino for the six months ending 30 June 2004 is forecast to be 4.3% below the six months ended 30 June 2003, which takes into account poor win rates for table games in the private gaming rooms in January and February 2004.

- Net operating revenue from the three Jupiters casinos (Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino) is assumed to increase 14.0% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group. The assumed increase in net operating revenue is largely driven by two factors. Firstly, the differing win rates achieved in the international rebate play business at Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino between the comparative periods and, secondly, by the growth in net gaming machine revenue. In the two months to 31 December 2003, the international rebate play business achieved above theoretical win results, positively impacting EBITDA by $11.4 million. For the two months to 29 February 2004, the international rebate play business achieved above theoretical win results, positively impacting EBITDA by $3.1 million.

  For the six months ending 30 June 2004, the international rebate play business is forecast to achieve theoretical win rates other than for January and February 2004 where above theoretical win results were achieved (see above). In contrast, in the eight months ended 30 June 2003, the actual win rate in the international rebate business was below the theoretical win rate, adversely impacting EBITDA by $2.4 million. For comparative purposes, on a six-month pro-forma basis, net operating revenue from the three Jupiters casinos for the six months ended 31 December 2003 was up 8.8% relative to the six months ended 31 December 2002. Net operating revenue for the six months ending 30 June 2004 is forecast to be 11.4% above the six months ended 30 June 2003 (on a pro-forma basis).

- Variable costs such as government taxes and operator commissions are calculated as a percentage of revenue and thus are increased in proportion to the growth in revenue.
- No significant changes in other operating costs are assumed.
- The EBITDA margin at Star City Casino is forecast to be 37.3%. The total EBITDA margin for the three Jupiters casinos is forecast to be 33.3%.
- Two significant Jupiters Merger accounting adjustments in respect of the Jupiters casinos were made on acquisition and impact the EBITDA margin for the three Jupiters casinos. These accounting adjustments relate to prepaid rent and a provision with respect to the management contracts with BI Gaming. Rent is being expensed in accordance with the underlying cash payments under TABCORP's accounting policy at a rate of $8.0 million per annum at Conrad Treasury Hotel-Casino until April 2005 and $1.0 million per annum thereafter until the end of the licence period. The previous Jupiters accounting policy expensed only $3.7 million per annum until April 2005 and then $1.7 million per annum until the end of the licence period ($2.4 million for the eight month period to 30 June 2004 before and after tax). A provision with respect to the management contracts with BI Gaming was made on acquisition in TABCORP's accounts amounting to $115.9 million, representing the fair value of the asset and liability arising under the management contracts for Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino at the date of acquisition. The estimated future tax deductions relating to these payments amounting to $34.8 million were brought to account as a deferred tax benefit. This treatment will increase the reported EBITDA of the three Jupiters casinos by $14.6 million for the eight month period to 30 June 2004 (approximately $18.0 million on an annual basis) relative to that reported by Jupiters.
- It has been assumed that there is no substantial change in the management contracts with BI Gaming (see section 1.6(d)) with respect to Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino.

(v) Other

- Net operating revenue from AWA is assumed to decrease 2.7% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group and the EBITDA margin is forecast to be below that achieved in the prior corresponding period.
- Interest rates are assumed to be consistent with TABCORP's current borrowing arrangements.
- TABCORP has elected to consolidate for tax purposes as at 1 July 2002. However, for the forecast period no adjustments have been assumed to be made to the tax carrying value of assets in the TABCORP Group.
- As discussed in section 1.6(g), redemption of US$135,000,000 senior redeemable notes issued by Jupiters occurred on 2 March 2004. The redemption price was in accordance with the terms of issue of the US notes. The redemption amount was funded from the TABCORP Group's principal debt facilities referred to in section 1.6(g).

(c) Forecast consolidated statement of financial performance - TABCORP stand alone

Figures 5.5.1 and 5.5.3 set out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004. Figures 5.5.1 and 5.5.3 provide a summary only.

5.4 Financial estimates for the Tab Group

The estimated financial information for the Tab Group for the year ending 30 June 2004 set out in section 5.5 is based on:

- Tab's ASX release dated 12 December 2003 and titled 'Profit Update' and the half year report for Tab for the six months ended 31 December 2003, which indicate that Tab is confident of reporting a net profit after tax for the year ending 30 June 2004 of not less than $85 million (subject to specified qualifications); and

- the average financial estimates of nine equity analysts in Australia who cover Tab Shares in reports dated from 6 February 2004 to 19 March 2004. Because the information is based on the average estimates, no individual report has been reproduced or published in this document.

The estimated financial information should be read subject to the limitations referred to in section 5.1(b).

Figures 5.5.1 and 5.5.3 set out selected information which has been derived from the estimated financial information for the Tab Group for the year ending 30 June 2004. Figures 5.5.1 and 5.5.3 provide a summary only.

5.5 Pro-forma consolidated statement of financial performance of the Merged Group

(a) Introduction

The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 summarised in this section 5.5 is presented for illustrative purposes as a guide to assist Tab Shareholders in considering the effect of completion of the Offer on TABCORP. By its nature, pro-forma financial information is only illustrative of the types of impacts which a particular set of assumed transactions can have on underlying financial information. The pro-forma consolidated statement of financial performance of the Merged Group summarised in this section 5.5 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period.

(b) Pro-forma consolidated statement of financial performance of the Merged Group - 100% scenario

The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 is based on the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 and the estimated financial information for the Tab Group for the year ending 30 June 2004 and assumes, amongst other things, that Tab is a wholly owned member of the Merged Group for the entire year ending 30 June 2004 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of Tab are realised in the year ending 30 June 2004.

The key assumptions underlying the combination of the forecast consolidated statement of financial performance of the TABCORP Group and the estimated financial information for the Tab Group, in each case for the year ending 30 June 2004, are summarised below. These assumptions should be read in conjunction with the information covering the intentions of TABCORP for the Merged Group, as set out in section 4. Corresponding assumptions to those set out in section 5.2(a) also apply to the pro-forma consolidated statement of financial performance, subject to the reference date being 30 June 2003 rather than 31 December 2003.

In addition, the forecast consolidated statement of financial performance of the TABCORP Group and the estimated financial information for the Tab Group, in each case for the year ending 30 June 2004 (which underlie the pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004), are subject to limitations, assumptions and risks. Regard must therefore be had to those limitations, assumptions and risks in considering the pro-forma consolidated statement of financial performance of the Merged Group. The key limitations and assumptions in this respect are referred to in sections 5.1, 5.3 and 5.4 and the key risks are identified in section 8.

(i) Synergies and efficiencies

TABCORP currently estimates that total gross synergies and efficiencies of not less than $62.5 million per annum could be achieved in the third full year following TABCORP's acquisition of the Tab Group. This synergy and efficiency amount is expressed before taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry, and their respective entitlements.

The pooling of the New South Wales totalizator bets with the Victorian totalizator and TABCORP's SuperTAB partners' bets is expected to enhance the product offering to existing customers, both professional and recreational. The pooling should also lead to greater product innovation and enhanced marketing, further increasing the quality of the wagering product. The impact of the estimated revenue synergies on pre-tax earnings is expected to amount to $9.7 million per annum, having only taken into account revenue payable to the relevant racing industries as a result of the additional revenue generated. However, as indicated in section 4.3(i), a number of approvals will need to be obtained before the common pooling arrangements can be implemented.

TABCORP currently estimates gross cost synergies and efficiencies of $52.8 million per annum could be achieved in the third full year following TABCORP's acquisition of the Tab Group. These are expected to be achieved through the combination of the Victorian and New South Wales wagering operations and related information technology, as well as the rationalisation of corporate administration. These synergies and efficiencies are before payments to the relevant racing industries.

The estimated gross cost synergies and efficiencies of the merger to be derived in relation to the wagering operations and related information technology are expected to amount to approximately $35.7 million per annum in the third full year following TABCORP's acquisition of the Tab Group and are largely derived from the following areas:

- wagering IT through the implementation of common operating systems across Tab's wagering business, eliminating the duplication of systems support, development, race day control, testing and management;
- sales and administration;
- rationalisation of call centres;
- fixed odds bookmaking;
- telecommunications;
- premises rental and operating costs;
- depreciation from a reduction in combined capital expenditure;
- marketing; and
- management and wagering finance.

The estimated gross cost synergies and efficiencies of the merger to be derived in relation to corporate administration are expected to amount to approximately $17.1 million per annum in the third full year following TABCORP's acquisition of the Tab Group and are largely derived from the following areas:

- finance;
- human resources;
- executive management and board;
- corporate secretariat; and
- premises rental and operating costs.

Of the total gross revenue and cost synergies and efficiencies of $62.5 million, $53.5 million is expected to accrue to the pre-tax earnings of the Merged Group after taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry and their respective entitlements (other than those referred to in section 9.7). TABCORP currently expects approximately 40% of the synergies and efficiencies will be achieved in the first full year and 60% in the second full year following the acquisition (prior to the additional product fees payable to NSW Racing as referred to in section 9.7). Adjusting for the fourth year's additional net increase in product fees to NSW Racing of $12.0 million, an amount of $41.5 million has been incorporated into the pro-forma consolidated statement of financial performance.

Total redundancy costs relating to the merger of approximately $25.8 million are expected to be incurred over the first three years following the merger. After taking into account contractual arrangements with

5. Financial Position and Expected Performance of the Merged Group (cont'd)

both NSW Racing and the Victorian Racing Industry, a total of $19.6 million is expected to impact the Merged Group's financial statements. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, $14.1 million of these redundancy costs are assumed to be capitalised as part of the acquisition cost with the remaining $5.5 million assumed to be expensed in the year ending 30 June 2004 and included as part of the non-recurring items.

Integration costs to the Merged Group of approximately $5.0 million are assumed to be incurred within the first two years of the merger. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, these costs are assumed to be expensed in the year ending 30 June 2004 and are included as part of the non-recurring items.

The above amounts have been tax effected where applicable.

(ii) Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 30 June 2003 for a net asset value of $228.8 million. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, the revenue ($42.2 million), expenses ($28.9 million operating expenses and $20.5 million in depreciation and amortisation) and consequential loss ($7.2 million before interest and tax) of the Tab Gaming Division have been removed as an acquisition adjustment and the Investment Licence Business is assumed to have been discontinued as at 30 June 2003. Given that few analysts separately identify the profits from the Tab Gaming Division, the amounts removed reflect the last historical year financial results, as disclosed in Tab's 2003 annual report.

(iii) Goodwill

$1,656.3 million has been designated as goodwill and is subject to amortisation over the period in which the benefit is expected to be realised (see section 5.2(a)(vii)). Consequently, it is amortised over 20 years such that goodwill amortisation with respect to the acquisition of approximately $82.8 million is incurred per year in the pro-forma consolidated statement of financial performance of the Merged Group. Tab's existing goodwill of $177.2 million has also been amortised over 20 years, the annual amount being $8.9 million such that the total goodwill amortisation with respect to TABCORP's acquisition of Tab is $91.7 million.

(iv) Interest rate

In accordance with section 5.1(d), the pro-forma consolidated statement of financial performance of the Merged Group assumes that TABCORP retains a BBB+ investment grade credit rating as rated by Standard & Poor's and assumes an effective 7.2% interest rate on the acquisition debt of $1,034.6 million (including the re-financing of Tab's existing debt and the repayment of $228.8 million in relation to the disposal of the Tab Gaming Division (see section 5.2(a)(iv)) and $41.2 million in relation to the disposal of surplus assets (see section 5.2(a)(viii)) and that the acquisition debt remains unchanged throughout the year.

(v) Dividends and dividend reinvestment plan

The pro-forma consolidated statement of financial performance of the Merged Group assumes that TABCORP pays the dividends declared in respect of the second half of the year ending 30 June 2003 of 34 cents per TABCORP Share and the first half of the year ending 30 June 2004 of 35 cents per TABCORP Share. In this regard it is assumed that TABCORP's dividend reinvestment plan and the underwriting arrangements in relation to it (as described in section 2.5) were operative throughout the year ending 30 June 2004. TABCORP expects to pay a dividend of 36 cents per TABCORP Share in respect of the second half of the year ending 30 June 2004.

TABCORP's history of paying increasing fully franked dividends is currently expected to continue post-merger, subject to the availability of sufficient profits and franking credits.

(c) **Pro-forma consolidated statement of financial performance of the Merged Group - 100% scenario**

Figures 5.5.1 and 5.5.2 set out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004, the estimated financial information for the Tab Group for the year ending 30 June 2004, and a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 (assuming that Bidder had acquired all of the Tab Shares under the Offer as at 30 June 2003, as well as the other matters referred to in section 5.5(b)). Figures 5.5.1 and 5.5.2 provide a summary only.

Figure 5.5.1: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004[1,2]

($m)	Forecast TABCORP	Estimated Tab	Adj	Pro-forma Merged Group
Net revenue[3]	**2,434**	**990**	**(42)[4]**	**3,382**
EBITDA	**713**	**230**	**27[5]**	**970**
Depreciation and amortisation	(113)	(64)	22[6]	(154)
EBITA	**600**	**167**	**49**	**816**
Amortisation of goodwill	(53)	(13)	(79)[7]	(144)
EBIT	**547**	**154**	**(30)**	**671**
Net interest expense	(100)		(73)[8]	(173)
PBT	**447**		**(103)**	**498**
Tax expense	(154)		(44)	(198)
NPAT (pre amortisation and non-recurring items)[9,10]	**346**		**(68)**	**445**
NPAT (post amortisation and pre non-recurring items)[9,10]	**293**		**(147)**	**300**
Non-recurring items	-		(7)[11]	(7)
NPAT (post amortisation and non-recurring items)[9]	**293**		**(154)**	**293**
EPS (pre amortisation and pre non-recurring items)[9,10] (cents)	**86.3**		**na**	**89.6**
Dividend per share (cents)[12]	**71.0**		**-**	**71.0**

Notes

1 Assuming a TABCORP VWAP of $11.85.

2 Totals may not add due to the effects of rounding.

3 Net revenue is defined as revenue after payment of rebates on table games, commission play and cash back on electronic gaming machines at casinos.

4 Adjustment to net revenue reflects the removal of Tab Gaming Division revenue ($42.2 million), as referred to in section 5.5(b)(ii).

5 Adjustment to EBITDA reflects the removal of the Tab Gaming Division's revenue ($42.2 million) and operating expenses ($28.9 million) as referred to in section 5.5(b)(ii), and the net synergies of $41.5 million referred to in section 5.5(b)(i) which have been adjusted for a depreciation synergy of $1.6 million.

6 Adjustment to depreciation and amortisation reflects the removal of the Tab Gaming Division depreciation ($20.5 million), as referred to in section 5.5(b)(ii), and the $1.6 million of depreciation synergies referred to in note 5 above.

7 Adjustment to amortisation of goodwill reflects the additional goodwill amortisation required to ensure the total amortisation is $91.7 million (see section 5.5(b)(iii)) given Tab's existing goodwill as at the acquisition date is also assumed to be amortised over 20 years.

8 Adjustment to net interest expense reflects the interest expense referred to in section 5.5(b)(iv) and the interest income on the $33.1 million in cash balances, as referred to in section 5.2(a)(iii).

9 Amortisation refers to amortisation of goodwill.

10 Excludes non-recurring redundancy and integration costs.

11 Adjustment to non-recurring items reflects the redundancy costs ($5.5 million) expensed, and the integration costs ($5.0 million), as referred to in section 5.5(b)(i), tax effected.

12 Assumes a TABCORP interim dividend of 35 cents per TABCORP Share (as declared on 19 February 2004) and TABCORP's expected final dividend of 36 cents per TABCORP Share in respect of the year ending 30 June 2004.

Figure 5.5.2: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 – Sensitivity analysis

($m)	Pro-forma Merged Group (assuming TABCORP VWAP of $11.36)	Pro-forma Merged Group (assuming TABCORP VWAP of $12.50)
Consideration per Tab Share	$2.00 plus 0.220 TABCORP Shares	$2.00 plus 0.200 TABCORP Shares
NPAT (pre amortisation and non-recurring items)[1,2]	445	445
Weighted average number of shares on issue[3]	500	491
EPS (pre amortisation and non-recurring items)[1,2]	88.9	90.6

It should be noted that the information set out in Figures 5.5.1 and 5.5.2 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period. Actual reported earnings will vary due to the following:

- the effective date of the acquisition of Tab Shares by Bidder will be later than 30 June 2003 (the date assumed for the purposes of Figures 5.5.1 and 5.5.2). Indeed, it is possible that the date of acquisition may be after 30 June 2004;
- any synergy and efficiency benefits realised in the period between the date of acquisition and 30 June 2004 will be significantly lower than those expected to be achieved in the third full year after the effective date of acquisition (the level of synergies and efficiencies assumed for the purposes of Figures 5.5.1 and 5.5.2); and
- the Tab Gaming Division will be sold after 30 June 2003 (the date assumed for the purposes of Figures 5.5.1 and 5.5.2) and the net proceeds realised for the Tab Gaming Division may differ from the $228.8 million net asset value assumed for the purposes of Figures 5.5.1 and 5.5.2.

Other factors may also result in actual reported financial performance and earnings varying from the financial performance and earnings set out in Figures 5.5.1 and 5.5.2.

(d) Pro-forma consolidated statement of financial performance of the Merged Group - 50.1% scenario

Section 4.4 discusses the possibility that Bidder may not achieve 100% ownership of Tab as a result of the Offer. For that reason, this section 5.5(d) sets out a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 based on the assumption that Bidder only acquires relevant interests in 50.1% of the Tab Shares as a result of the Offer.

The other key assumptions for the pro-forma consolidated statement of financial performance of the Merged Group - 50.1% scenario are set out below:

- the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 (a summary of which is set out above in Figure 5.5.1) is unchanged;
- the estimated financial information for the Tab Group for the year ending 30 June 2004 (a summary of which is set out above in Figure 5.5.1) is unchanged; and

Notes

1 Amortisation refers to amortisation of goodwill.
2 Excludes non-recurring redundancy and integration costs.
3 Weighted to reflect the Jupiters Merger occurring on 1 November 2003 and the dividend reinvestment plan (see section 2.5) being operational.

- the majority of the synergies and efficiencies, $38.2 million of the $41.5 million expected to be derived under the Merged Group – 100% scenario (as described above) and to accrue to the pre-tax earnings of the Merged Group after taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry and their respective entitlements (including those referred to in section 9.7), will still be achieved in the third full year after Bidder's acquisition of 50.1% of the Tab Group given that most of the synergies and efficiencies relate to information technology systems and overheads. However, some areas of corporate administration will need to be retained, and there will be additional costs associated with matters such as listing fees and maintaining a separate board.

TABCORP intends to consolidate 100% of Tab into its financial accounts in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia. As a result, profits attributed to non-accepting Tab Shareholders are shown as outside equity interests in the pro-forma consolidated statement of financial performance. This amount reflects net profit attributed to remaining Tab Shareholders (accounting for 49.9% of the Tab Shares), including their share of relevant synergies and efficiencies and the impact of the sale of the Tab Gaming Division, net of income tax.

Except to the extent they are inconsistent with, or varied by, the assumptions set out in this section 5.5(d), the assumptions that apply in relation to the Merged Group - 100% scenario also apply to the Merged Group - 50.1% scenario.

Figure 5.5.3 sets out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004, the estimated financial information for the Tab Group for the year ending 30 June 2004, and a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 (assuming that Bidder had acquired 50.1% of the Tab Shares under the Offer as at 30 June 2003 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of 50.1% of the Tab Shares are realised in the year ending 30 June 2004). Figure 5.5.3 is a summary only.

5. Financial Position and Expected Performance of the Merged Group (cont'd)

Figure 5.5.3: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year *ending 30 June 2004* [1,2]

($m)	Forecast TABCORP	Estimated Tab	Adj	Pro-forma Merged Group
Net revenue[3]	**2,434**	**990**	**(42)**[4]	**3,382**
EBITDA	**713**	**230**	**23**[5]	**967**
Depreciation and amortisation	(113)	(64)	22[6]	(154)
EBITA	**600**	**167**	**45**	**812**
Amortisation of goodwill	(53)	(13)	(28)[7]	(94)
EBIT	**547**	**154**	**17**	**719**
Net interest expense	(100)	(24)	(14)[8]	(139)
PBT	**447**	**129**	**3**	**579**
Tax expense	(154)	(43)	(13)	(210)
Less outside equity interest	-	-	-	(62)
NPAT (pre amortisation and non-recurring items)[9,10]	**346**	**99**	**18**	**401**
NPAT (post amortisation and pre-non-recurring items)[9,10]	**293**	**86**	**(10)**	**307**
Non-recurring items	-		(7)[11]	(7)
NPAT (post amortisation and non-recurring items)[9]	**293**		**(18)**	**300**
EPS (pre amortisation and non-recurring items)[9,10] **(cents)**	**86.3**		**na**	**89.4**
Dividend per share (cents)[12]	**71.0**		**-**	**71.0**

It should be noted that the information set out in Figure 5.5.3 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period. Actual reported earnings will vary due to the various factors referred to under Figure 5.5.2.

Notes

1 Assuming a TABCORP VWAP of $11.85.

2 Totals may not add due to the effects of rounding.

3 Net revenue is defined as revenue after payment of rebates on table games, commission play and cash back on electronic gaming machines at casinos.

4 Adjustment to net revenue reflects the removal of the Tab Gaming Division revenue ($42.2 million), as referred to in section 5.5(b)(ii).

5 Adjustment to EBITDA reflects the removal of the Tab Gaming Division's revenue ($42.2 million) and operating expenses ($28.9 million) as referred to in section 5.5(b)(ii), and the net synergies of $38.2 million referred to in section 5.5(d) which have been adjusted for a depreciation synergy of $1.6 million.

6 Adjustment to depreciation and amortisation reflects the removal of the Tab Gaming Division depreciation ($20.5 million), as referred to in section 5.5(b)(ii), and the $1.6 million of depreciation synergies referred to in note 5 above.

7 Adjustment to amortisation of goodwill reflects the additional goodwill amortisation required to ensure the total amortisation is $41.0 million given Tab's existing goodwill as at the acquisition date is also assumed to be amortised over 20 years.

8 Adjustment to net interest expense reflects the interest expense at 7.2% on net acquisition debt of $234.1 million ($504.0 million acquisition debt including capitalised redundancy costs and transaction costs less proceeds from the sale of the Tab Gaming Division ($228.8 million) and $41.2 million in surplus assets, see section 5.5(b)(iv)) and the interest income on the $50.8 million in cash on hand at 31 December 2003 referred to in section 5.2(a)(iii).

9 Amortisation refers to amortisation of goodwill.

10 Excludes non-recurring redundancy and integration costs.

11 Adjustment to non-recurring items reflects the redundancy costs ($5.5 million) expensed and the integration costs ($5.0 million), as referred to in section 5.5(b)(i), tax effected.

12 Assumes a TABCORP interim dividend of 35 cents per TABCORP Share (as declared on 19 February 2004) and TABCORP's expected final dividend of 36 cents per TABCORP Share in respect of the year ending 30 June 2004.


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TAB
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JUPITERS

Section 6

Sources of Consideration

6. Sources of Consideration

6.1 Consideration under the Offer

The consideration for the acquisition of the Tab Shares to which the Offer relates will be satisfied partly in cash (in Australian dollars) and partly by the issue of TABCORP Shares.

6.2 Shares consideration

Even if Bidder acquires all of the Tab Shares, the number of TABCORP Shares to be issued to Tab Shareholders will vary depending on the TABCORP VWAP as determined over the VWAP Period. In order to illustrate the maximum numbers of TABCORP Shares which may be issued in connection with the Offer, the maximum numbers of TABCORP Shares referred to below in this section 6.2 have been calculated (except where otherwise indicated) on the basis that the TABCORP VWAP as determined over the VWAP Period is $11.36 or less. The number of TABCORP Shares which are in fact issued will be less than these figures if the TABCORP VWAP as determined over the VWAP Period is more than $11.36.

Based on the number of Tab Shares on issue as at the date of this Bidder's Statement, the maximum number of TABCORP Shares which may need to be issued in accordance with the Offer if acceptances were received for all Tab Shares is approximately 99,241,420 TABCORP Shares. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the maximum number of TABCORP Shares referred to in this paragraph would be approximately 90,219,472.)

In addition, if the holders of all Tab Options are able to exercise, and exercise, those options, and accept the Offer in respect of the Tab Shares issued to them, an additional 369,600 TABCORP Shares may need to be issued in accordance with the Offer. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the number of additional TABCORP Shares referred to in this paragraph would be 336,000.)

Accordingly, the maximum number of TABCORP Shares which may be required to settle acceptances under the Offer is approximately 99,611,020. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the maximum number of TABCORP Shares referred to in this paragraph would be approximately 90,555,472.)

6.3 Source of shares consideration

TABCORP has entered into an agreement with Bidder under which TABCORP has covenanted to issue the total number of TABCORP Shares required to settle acceptances under the Offer.

TABCORP has the capacity to issue the maximum number of TABCORP Shares which it may be required to issue under the Offer.

6.4 Cash consideration

Based on the number of Tab Shares on issue as at the date of this Bidder's Statement, the maximum amount of cash that would be payable by Bidder under the Offer if acceptances were received for all Tab Shares is approximately $902.2 million.

In addition, if the holders of all Tab Options are able to exercise, and exercise, those options, and accept the Offer in respect of the Tab Shares issued to them, an additional amount of $3.4 million will be payable by Bidder under the Offer.

Accordingly, the maximum cash amount which may be required to settle acceptances under the Offer is approximately $905.6 million.

6.5 Sources of cash consideration

(a) Overview of funding arrangements

Bidder will obtain the cash required by Bidder to settle acceptances under the Offer by making drawings under a loan facility (the ***Loan Facility***) which Bidder and other TABCORP Group companies will enter into with Barclays Bank PLC and Westpac Banking Corporation (together, the ***Banks***).

(b) Commitment letter and the Loan Facility

A binding commitment letter (the ***Commitment Letter***) has been signed by TABCORP and the Banks pursuant to which the Banks have agreed to enter into a formal agreement to provide the Loan Facility (the ***Loan Facility Agreement***) under which (subject to the terms of the Loan Facility Agreement) Bidder will be able to borrow:

- an amount which is in excess of the amount necessary to fully fund the cash required by Bidder to settle acceptances under the Offer, as well as all associated transaction costs; and
- an additional amount which can be used to refinance the current indebtedness of Tab. This amount will be used for that purpose if necessary.

Each Bank has agreed to provide one-half of the amount of the Loan Facility.

As part of the Commitment Letter, TABCORP and the Banks have agreed all of the material terms and conditions of the Loan Facility, with the remaining terms and conditions to be based on existing TABCORP Group loan documents. Each of the Banks has obtained all of the internal approvals necessary to provide the Loan Facility.

The Banks' commitment to provide the Loan Facility may be terminated by the Banks under the Commitment Letter if:

- there is a material adverse change in the business or financial condition of Tab and its subsidiaries (taken as a whole);
- the Loan Facility Agreement is not signed on or before 17 May 2004 (or such later date as the Banks may agree in writing);
- there is a material breach by TABCORP of the terms of the Commitment Letter;
- TABCORP does not proceed with the acquisition of Tab, or proceeds with the acquisition of Tab on a basis that is materially different to that outlined to the Banks (the proposed acquisition of Tab as outlined in this Bidder's Statement being consistent with that outlined to the Banks); or
- any material written information in relation to the Loan Facility or the ***Transaction*** (being the acquisition of Tab and the refinancing of the existing debt of Tab) provided by TABCORP or its advisers to a Bank or its advisers is inaccurate or incomplete in any material respect as at the date it was provided or as at the date (if any) at which it is stated.

These rights will not apply after the date the Loan Facility Agreement is executed.

(c) Conditions precedent

After the Loan Facility Agreement has been executed, the conditions precedent to the availability of funds under the Loan Facility (other than those which have already been satisfied) will be as follows:

- no event of default (see section 6.5(d)) or potential event of default under the Loan Facility is continuing or would result from the proposed loan;
- the representations and warranties given by TABCORP, Bidder and the guarantors under the Loan Facility are true in all material respects;
- the Banks have received the following in relation to the Offer:
  - evidence that:
    - the Offer has been declared by Bidder to be unconditional (and the Banks have received a copy of the announcement reflecting that the Offer has been declared unconditional); or
    - the defeating conditions set out in section 10.7 have been satisfied or waived by Bidder;
  - evidence that Bidder has obtained relevant interests in more than 50.0% of the Tab Shares;
  - a copy of the Bidder's Statement and any supplementary bidder's statement despatched to Tab Shareholders by Bidder;

- evidence that:
  - the TABCORP Board has approved the issue of TABCORP Shares required to facilitate the Transaction; and
  - the Loan Facility and the TABCORP Group's own funds are together sufficient to finance the entire cost of the Transaction;
- evidence that TABCORP has received all necessary statutory, corporate, regulatory, governmental, licensing and industry body consents and approvals (including but not limited to the approval and required amended legislation from the New South Wales government and approval of the ACCC) to enable the Transaction to proceed;
- a certificate from an authorised officer of TABCORP confirming that there is no litigation, governmental, administrative or judicial action, actual or to the best of their knowledge threatened, that could reasonably be expected to restrain or prevent the Transaction or other transactions contemplated by the Transaction from being completed (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act); and
- evidence that the acquisition of Tab is to be completed in a form and on a basis that is not materially different to that outlined to the Banks (the proposed acquisition of Tab as outlined in this Bidder's Statement being consistent with that outlined to the Banks);

- the Banks have received a legal opinion from their legal advisers in relation to the Loan Facility documents (which are the Loan Facility Agreement, a fee letter from the Banks and any other agreed documents); and
- certain other conditions precedent which are considered by TABCORP to be procedural in nature and which are within the sole control of the TABCORP Group.

(d) Events of default

An 'event of default' under the Loan Facility will occur if:

- TABCORP, Bidder or a guarantor fails to pay any sum payable under a Loan Facility document within three business days after notice of non-payment has been given;
- any representation or warranty made by TABCORP, Bidder or a guarantor is incorrect or misleading in any material respect and (if capable of being remedied) is not corrected within 15 business days after receiving notice to do so;
- any financial covenant given by TABCORP under a Loan Facility document is breached and is not remedied within 15 business days after receiving notice to do so;
- there is a breach of any obligation of TABCORP, Bidder or a guarantor under a Loan Facility document and such breach is not remedied within 15 business days after receiving notice to do so;
- an order is made for the winding-up of, or a liquidator, receiver, administrator or similar officer is appointed over the whole or a material part of the assets of TABCORP, Bidder or certain other material companies in the TABCORP Group (a ***Material TABCORP Group Subsidiary***) (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group (a ***Material Merged Group Subsidiary***)) or if any such company ceases to pay its debts generally, becomes insolvent or is declared insolvent or admits in writing its inability to pay its debts as and when they fall due;
- any distress or execution in an amount exceeding $25 million is levied or enforced upon or against any material part of the assets of TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) which, if not being contested in good faith, is not paid out or satisfied within 15 business days after that distress or execution is levied or enforced;
- any financial indebtedness of TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) becomes payable due to the occurrence of a default event or has not been paid when due, and such financial indebtedness exceeds $25 million;

- any material licence held by the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, by the Merged Group) is cancelled or suspended for a period of 14 consecutive days, or periods aggregating 30 days, prior to its stated term, and, if cancelled, is not replaced within 30 days;
- any event or circumstance occurs which is reasonably likely to have a material adverse effect on the ability of TABCORP, Bidder and the guarantors (taken as a whole) to perform their obligations under the Loan Facility documents;
- TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) enters into or makes any arrangement with its creditors as contemplated in Part 5.1 of the Corporations Act;
- TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group) reduces or attempts to reduce its capital (excluding certain redeemable shares) which if it was so reduced is reasonably likely to have a material adverse effect;
- TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, any member of the Merged Group) ceases, or threatens to cease, to carry on its business which if it did cease is reasonably likely to have a material adverse effect;
- an inspector is appointed under the Corporations Act or the *Australian Securities and Investments Commission Act 2001* (Cth) to investigate all or any part of the affairs of TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, any member of the Merged Group) in relation to a possible contravention by it of that legislation, and that appointment is reasonably likely to have a material adverse effect;
- Bidder or any guarantor (other than TABCORP) is not or ceases to be a subsidiary of TABCORP;
- it is or becomes unlawful for TABCORP, Bidder or any guarantor to perform any of its obligations (other than immaterial obligations) under the Loan Facility documents; or
- TABCORP, Bidder or any guarantor repudiates a Loan Facility document or evidences an intention to repudiate a Loan Facility document.

(e) Representations and warranties

The representations and warranties given by TABCORP, Bidder and the guarantors to the Banks are considered by TABCORP to be normal representations and warranties applicable to banking arrangements of this type.

(f) Period of commitment

The obligations of the Banks to make loans under the Loan Facility will, if the loans have not already been made, terminate on the earliest to occur of:

- the date which is six months after the date the Loan Facility Agreement is executed or such later date as may be agreed by the Banks (such agreement not to be unreasonably withheld if the Offer remains open for acceptance six months after the Loan Facility Agreement is executed and such agreement not to be withheld if at that date Bidder is engaging in, or is entitled (and intends) to engage in, the compulsory acquisition of Tab Shares under Chapter 6A of the Corporations Act); and
- the date the Offer lapses or is withdrawn or terminated.

(g) Repayment

Funds made available under the Loan Facility will be due to be repaid 364 days after the date the Loan Facility Agreement is signed. Early repayment may be required if an event of default under the Loan Facility occurs.

If any person or persons obtain voting power in TABCORP of more than 50%, the Loan Facility will be cancelled within 90 days and Bidder must repay all loans outstanding under the Loan Facility unless each Bank otherwise agrees..

6. Sources of Consideration (cont'd)

As indicated in sections 1.5(c) and 1.5(d), there are various restrictions currently in existence which prevent any person from obtaining voting power of more than 10% in TABCORP.

(h) Guarantee

The amounts owing under the Loan Facility will be unconditionally guaranteed by TABCORP and certain other companies in the TABCORP Group.

(i) Other

Under the Loan Facility, TABCORP will give certain financial covenants and a negative pledge (which are discussed in Annexure G) in favour of the Banks.

6.6 Provision of consideration

On the basis of the arrangements described in this section 6, Bidder and TABCORP are of the opinion that they have a reasonable basis for holding the view, and hold the view, that Bidder will be able to provide the consideration offered under the Offer.

Section 7

Tax Considerations

7. Tax Considerations

7.1 Introduction

The following is a general description of the Australian income and CGT consequences for Tab Shareholders of their acceptance of the Offer. The comments set out below are relevant only to those Tab Shareholders who hold their Tab Shares as capital assets for the purpose of investment and not in connection with the conduct of a business (and only to that extent).

Certain Tab Shareholders (such as those engaged in a business of trading or investment, those who acquired their Tab Shares for the purpose of resale at a profit or those which are banks, insurance companies, tax exempt organisations, superannuation funds, or persons who acquired their Tab Shares in respect of their employment with the Tab Group (including under the Tab Share Option Plan)) will or may be subject to special or different tax consequences peculiar to their circumstances, and they should accordingly seek specialist advice tailored to those circumstances.

Tab Shareholders who are not resident in Australia for tax purposes should also take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. The following summary is intended only for Australian resident Tab Shareholders.

There may also be additional tax consequences to be considered by Tab Shareholders who acquired their Tab Shares under the Tab Employee Performance Share Plan or the Tab Employee Savings Share Plan. Whilst this Bidder's Statement does not purport to address the tax consequences for such Tab Shareholders, it is noted that section 3.2 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer contains some discussion by Tab on this matter.

The following description is based upon the law in effect as at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Tab Shareholder. Tab Shareholders should seek independent professional advice about their own particular circumstances.

7.2 Acceptance of the Offer and disposal of Tab Shares

(a) Capital gains tax

(i) Acceptance of the Offer and disposal of Tab Shares

Acceptance of the Offer will involve the disposal by Tab Shareholders of their Tab Shares, by way of transfer to Bidder. This change in the ownership of the Tab Shares will constitute a CGT event for Australian CGT purposes (but see below for a description of rollover relief).

Australian resident Tab Shareholders may make a capital gain or capital loss on the transfer of their Tab Shares, depending on whether their capital proceeds from the disposal are more than the cost base (or in some cases indexed cost base) of those Tab Shares, or whether those capital proceeds are less than the reduced cost base of those Tab Shares.

The capital proceeds of the CGT event will be the sum of the amount of money and the value of the TABCORP Shares received by the Tab Shareholder in respect of the disposal of their Tab Shares pursuant to the Offer. For these purposes, the value of the TABCORP Shares will be their market value on the date when the contract for the disposal is entered into (which is the later of the date on which a Tab Shareholder accepts the Offer and the date on which the conditions in sections 10.7(b)(i) and 10.7(b)(ii) are satisfied or waived).

The cost base of the Tab Shares is generally their cost of acquisition. Certain other amounts associated with acquisition and disposal (such as brokerage or stamp duty) may be added to the cost base.

Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. If so, that net capital gain is included in assessable income and is subject to income tax. However, a 'CGT Discount' may be available to reduce the taxable gain for certain Tab Shareholders (see further below).

Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to be offset against future capital gains.

In general, if a Tab Share has been held for less than 12 months before disposal, the capital gain or loss is calculated on the difference between the capital proceeds and the cost base for the share.

Indexation and discounting

If a Tab Share has been held for 12 months or more before disposal, the capital gain or loss will be calculated using one of the methods described below:

- If the Tab Share was acquired *at or before* 11.45 am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, which may be indexed for inflation up to 30 September 1999. However, if the relevant Tab Share is held by an individual, complying superannuation entity or trust, that shareholder must elect to use indexation, if they wish to do so, in which case they are not entitled to claim a 'CGT Discount' (as discussed below).
- If the Tab Share was acquired *after* 11.45 am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, with no indexation. If such shares are held by an individual, a complying superannuation entity or a trust for 12 months or more before disposal, those shareholders may also be able to claim a 'CGT Discount'.

  If a Tab Shareholder is an individual, complying superannuation entity or trust and held their Tab Shares for 12 months or more before accepting the Offer, they will be entitled to a 'CGT Discount' for Tab Shares disposed of under the Offer, if they have not elected to use indexation of their cost base (as described above). The 'CGT Discount' entitles such shareholders to reduce their capital gain on those shares (after deducting available capital losses of the shareholder) by half, in the case of individuals and trusts, or by one-third in the case of complying superannuation entities. However, trustees should seek specific advice regarding the tax consequences of distributions attributable to discounted capital gains.

The 'CGT Discount' is not available to companies, nor does it apply to Tab Shares held for less than 12 months. Special rules apply to determine if shares have been held for the requisite period. Tab Shareholders should seek their own advice on this.

Rollover relief

If as a result of the Offer Bidder owns 80% or more of the Tab Shares, Tab Shareholders who would make an Australian capital gain from their disposal of Tab Shares pursuant to the Offer may elect a rollover under which a proportion of that capital gain will be disregarded and effectively deferred until they dispose of any TABCORP Shares which they acquire under the Offer.

Under the Offer, Tab Shareholders (other than Foreign Shareholders) will receive a combination of cash and TABCORP Shares for their holding of Tab Shares. The rollover relief will only be available to the extent the consideration for the disposal of their Tab Shares is in the form of TABCORP Shares. Rollover relief will not be available to the extent the consideration is paid in cash. A capital gain relevant to the cash portion received will be subject to CGT.

Specifically for those shareholders who would ordinarily have realised a capital gain as a result of participating in the Offer (ignoring indexation and discounting (discussed above)), the capital gain under the partial rollover will be calculated as follows:

$$\text{capital gain for all ordinary shares held} = \text{cash consideration received under the Offer} \ \text{less} \left\{ \frac{\text{cash consideration received under the Offer}}{\text{cash consideration received under the Offer} + \text{market value of all TABCORP Shares received under the Offer}} \times \text{cost base of all Tab Shares transferred} \right\}$$

7. Tax Considerations (cont'd)

In broad terms, and ignoring indexation and discounting (discussed above), shareholders will only be taxed on a proportion of the capital gain. The proportion of the capital gain which is taxable will equal the cash proportion of the total value of the Offer.

Making the rollover election will affect the cost base of the TABCORP Shares acquired by the Tab Shareholder and this will affect the tax consequences of a future disposal of those TABCORP Shares (see section 7.2(a)(ii)).

Non-resident shareholders

Tab Shareholders who are not resident in Australia for income tax purposes are generally not subject to Australian CGT on the disposal of Tab Shares if they and their associates have not held 10% or more (by value) of the issued Tab Shares at any time in the five years preceding the disposal of their Tab Shares.

(ii) Disposal of TABCORP Shares

The disposal of TABCORP Shares will be subject to the same Australian CGT consequences as are described above in relation to the disposal of Tab Shares, subject to the following differences in the case of a Tab Shareholder who elected a rollover in relation to the exchange of Tab Shares for TABCORP Shares.

For those shareholders, the cost base of the TABCORP Shares will be calculated as follows:


cost base for all TABCORP Shares received under the Offer
=
cost base for all Tab Shares previously held
less
cash consideration received under the Offer
cash consideration received under the Offer
+
market value of all TABCORP Shares received under the Offer
x
cost base of all Tab Shares transferred

Because the TABCORP Shares will have been acquired after 21 September 1999, there is no indexation adjustment made to their cost base. However, Tab Shareholders who are individuals, complying superannuation entities or trusts may determine their compliance with the 12 month ownership requirement for discount capital gain treatment (as to which, see section 7.2(a)(i)) by reference to the period of time from their acquisition of Tab Shares until their disposal of the TABCORP Shares which they received under the Offer.

Where rollover was not elected for, or was not applicable to, the disposal of Tab Shares, the cost base of the TABCORP Shares which are received under the Offer is the value of the Tab Shares at the date of entry into the contract for acquisition of the TABCORP Shares (which is the later of the date on which a Tab Shareholder accepts the Offer and the date on which the conditions in sections 10.7(b)(i) and 10.7(b)(ii) are satisfied or waived).

(iii) Disposal of TABCORP Shares under the Share Sale Facility

Subject to the following two qualifications, the disposal of TABCORP Shares by Tab Shareholders who elect to participate in the Share Sale Facility will be subject to the same Australian CGT consequences as are described above in relation to the disposal of Tab Shares. First, because the TABCORP Shares will have been acquired by the Tab Shareholder after 21 September 1999, there will be no indexation adjustment made to their cost base. Second, because the TABCORP Shares will have been acquired on the date on which the contract for the disposal of the Tab Shares was entered into, unless the Tab Shareholder elected to use the rollover in relation to the exchange of Tab Shares for TABCORP Shares (discussed below), the TABCORP Shares will not have been held for 12 months before the sale of the TABCORP Shares under the Share Sale Facility. In these circumstances, the 'CGT Discount' will not be available to Tab Shareholders who participate in the Share Sale Facility as the minimum holding requirement will not be satisfied.

Where the Tab Shareholder elects to use the rollover in relation to the exchange of Tab Shares for TABCORP Shares, for the purposes of determining eligibility for the 'CGT Discount', the time of acquisition of the TABCORP Shares will be treated as being the time at which the Tab Shareholder acquired the original Tab Shares that they exchanged in the rollover. Therefore, where a Tab Shareholder who elected to use the rollover held their Tab Shares for 12 months or more before the sale of their TABCORP Shares under the Share Sale Facility, provided the Tab Shareholder is an individual, complying superannuation entity or trust, it will be entitled to discount capital gain treatment.

(b) Ownership of TABCORP Shares

The Australian tax consequences of ownership of TABCORP Shares are essentially the same as the Australian tax consequences of ownership of Tab Shares, depending upon the extent to which dividends are franked. Australian resident shareholders must include dividends in their assessable income and, to the extent that those dividends are franked, resident individual shareholders must include in their assessable incomes an additional amount equivalent to the underlying franking credit. Those individual shareholders are, however, entitled to a rebate of tax equal to the amount of that franking credit.

Non-resident shareholders are exempt from Australian income and withholding tax in respect of dividends paid by TABCORP, to the extent that those dividends are franked. To the extent that those dividends are not franked, non-resident shareholders are subject to dividend withholding tax at the rate of either 30% of the gross amount of the dividend or, in the case of non-resident shareholders who are entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty, that reduced rate, which in most cases is 15%.

(c) Stamp duty

Tab Shareholders who accept the Offer will not be required to pay any stamp duty on the disposal of their Tab Shares under the Offer, on the acquisition of TABCORP Shares under the Offer or on a subsequent disposal of TABCORP Shares.

(d) GST

None of the following transactions is subject to GST:

- the transfer of Tab Shares pursuant to the Offer (except brokerage);
- the payment of dividends on TABCORP Shares; and
- a subsequent disposal of TABCORP Shares (except brokerage).

This page has been left blank intentionally.

Section 8

Investment Risks

8. Investment Risks

8.1 Introduction

There are many factors that may influence the price of TABCORP Shares and future dividends paid on TABCORP Shares, including those that:

- apply to investments generally;
- apply, and will continue to apply, specifically to the business of the Tab Group;
- apply, and will continue to apply, specifically to the business of the TABCORP Group; and
- arise, or may arise, from a combination of the TABCORP Group and the Tab Group.

Some of the specific risks can be mitigated by the use of safeguards and appropriate controls whilst others are likely to remain outside the control of the TABCORP Group and the Merged Group.

Tab Shareholders who accept the Offer (other than Foreign Shareholders) will receive TABCORP Shares as part of the consideration for their Tab Shares. It is therefore important to be aware of risks that may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares, which include those set out below.

8.2 Effect of occurrence of risk factors

The occurrence of any of the risk factors set out in this section 8 may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares. Many of the factors discussed will be beyond the control of the Merged Group.

8.3 General risk factors

The performance of the Merged Group and the value of TABCORP Shares will depend upon discretionary spending by businesses and individuals and changes in economic factors (such as interest rates and inflation, employment levels and consumer costs, consumer spending, consumer sentiment and market volatility).

The financial performance of the TABCORP Group and the Merged Group and the value of TABCORP Shares could also fluctuate in response to factors such as actual or anticipated variations in the operating results of the TABCORP Group and the Merged Group, the introduction of new products or services by the TABCORP Group and the Merged Group or by competitors, conditions or trends in the casino, gaming and wagering industries, government or public action adverse to those industries, changes in market valuations of other gaming companies, additions or departures of key personnel, industrial activity by employees and high volume sales of TABCORP Shares. Many such factors will be beyond the control of the TABCORP Group and the Merged Group.

8.4 Specific risk factors relating to the Tab Group

The prospectus for the offer of Tab Shares dated 4 May 1998 and various public announcements by Tab have informed Tab Shareholders of risks inherent in an investment in Tab Shares. If Bidder acquires a significant interest in Tab, it will be subject to those risks. Due to Bidder's limited knowledge about the businesses of the Tab Group (such knowledge being limited to public information about Tab and a financial due diligence investigation reviewing selected non-public information about the Tab Group provided by Tab), additional risks may exist in relation to those businesses and the Tab Group which are not known to Bidder.

Some of the other risks relating to the Tab Group which may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares correspond to the specific risk factors in relation to the TABCORP Group which are set out in section 8.5 (including risks relating to the dependence of the Tab Group on government policy, to the licences granted to it, to its arrangements with NSW Racing, to its computer systems and to the competitive environment in which the Tab Group operates)..

8.5 Specific risk factors relating to the TABCORP Group and the Merged Group

(a) Wagering and Gaming Licences

TABCORP's operations in Victoria are carried out under two licences (the Wagering Licence and the Gaming Licence) which expire in 2012 (unless earlier cancelled). Prior to the expiry of the licences, the Gaming and Betting Act contemplates that new wagering and gaming licences will be able to be applied for and may be granted. TABCORP will be able to apply for any such new licences (unless the Wagering Licence or the Gaming Licence has been cancelled).

TABCORP intends to apply to renew the Wagering Licence and the Gaming Licence. However, it is possible that a person other than TABCORP may successfully acquire new licences under the Gaming and Betting Act. It is also possible that new licences may be issued on terms different to the terms of the existing licences. Section 1.5(b)(i) explains the status of the licence renewal process as at the date of this Bidder's Statement.

On the grant of any such new licences under the Gaming and Betting Act, TABCORP will be entitled to a payment from the State of Victoria calculated as described in section 1.5(b)(i). It is possible that factors such as those set out in section 8.5(b) might result in the consideration received by TABCORP in these circumstances being less than 85% of the original amount paid for TABCORP's existing licences or the value of the above entitlement being reduced.

The outcome of the licence renewal process is a risk factor.

(b) Regulation

(i) General

The activities of the TABCORP Group are operated, and the activities of the Merged Group will operate, in highly regulated industries. The gambling activities that they conduct, and will conduct, and the level of competition that they experience, and will experience, depend to a significant extent on:

- the licences granted to the TABCORP Group and the Merged Group; and
- government policy and the manner in which the relevant governments exercise their broad powers in relation to the manner in which the relevant businesses are conducted.

Changes in legislation, regulation or government policy may have an adverse impact on the Merged Group's financial performance and may adversely affect the market price of TABCORP Shares.

The regulatory environment in which the TABCORP Group currently operates is discussed in section 1.5.

Potential changes which will affect the value of the licences granted to the TABCORP Group and the Merged Group and the value of TABCORP Shares include:

- changes in State casino, wagering and gaming tax rates and levies;
- the grant of additional gambling licences;
- variations to permitted deduction rates and returns to players on gaming machines and table games;
- changes to the restrictions on the number, type and location of gaming machines and gaming venues;
- changes to the conditions in which venues offering products of the TABCORP Group and the Merged Group must operate; and
- the introduction of smoking bans (similar to those introduced in Victoria from 1 September 2002 which contributed to a decline in gaming revenue) in jurisdictions in which the Merged Group operates.

(ii) Changes to the regulatory environment in Victoria

Further changes to the regulatory environment in Victoria which have been made or foreshadowed and which may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares include:

- a prohibition on 24 hour gaming, except in limited circumstances;
- regional capping, which limits the number of gaming machines in certain regional areas;
- measures such as banning $100 note acceptors on gaming machines (a ban applies to all new games approved after 1 January 2003 and will apply to all games from 1 January 2008), limiting spin rates, the introduction of bet limits of $10 (the limit applies to all new games approved after 1 January 2003 and will apply to all games from 1 January 2008) and the regulation of loyalty card schemes, for example, to allow participants to set spend limits (effective from 1 July 2003); and
- the introduction of restrictions under the Gambling Regulation Act that are discussed in section 1.5(b)(ii).

(iii) Taxes and levies applicable to Star City Casino

The New South Wales government can review the casino duty and community benefit levy arrangements applying to the Star City Casino business on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement (see section 1.6(c)). This may result in an increase in the taxes or levies payable by Star City in respect of the Star City Casino business. Such an increase is a risk factor.

(c) Star City Casino

After 13 September 2007, the New South Wales government may or may not issue further licences to conduct the specified table games with gambling chips that are currently covered by the exclusivity arrangements in the NSW Casino Licence (see section 1.5(b)(iii)). If one or more additional licences are issued, then operators of such casino table games may compete in the New South Wales market currently held exclusively by Star City. This is a risk factor.

(d) Queensland Casino Licences

Jupiters has the exclusive right to operate a casino within a 60 kilometre radius of Conrad Treasury Hotel-Casino until 11 April 2005 (see section 1.2(d)(iv)).

The casino licences held by Jupiters Custodian Pty Ltd (as trustee of the Jupiters Trust) and Breakwater Island Limited (as responsible entity for the Breakwater Island Trust), which permit the TABCORP Group to operate, respectively, Conrad Jupiters Hotel-Casino and Jupiters Townsville Casino, are non-exclusive.

After 11 April 2005, the Queensland government may or may not issue further licences to operate a casino within a 60 kilometre radius of Conrad Treasury Hotel-Casino. Before or after then, the Queensland government may or may not issue further licences to operate a casino elsewhere in Queensland. The possibility of additional casino licences being granted in Queensland is a risk factor.

(e) New South Wales and Queensland Keno licences and Queensland monitoring licence

TABCORP and Bidder cannot be certain:

- whether:
  - the Keno licences that the TABCORP Group holds in New South Wales and Queensland will be renewed when they expire in July 2007 and June 2022 respectively; or
  - the Queensland gaming machine monitoring licence will be renewed when it expires in August 2007;
- if they are renewed, when they will be renewed by the relevant State governments; or
- that licences will not be issued to competing third parties. The specific risk in relation to the issue of a competing Keno licence in Queensland to Golden Casket is discussed in section 1.5(b)(vi).

The potential for the non-renewal of these gaming licences or the issue of licences to competing third parties is a risk factor.

(f) Disciplinary action and cancellation of the wagering, gaming and casino licences

In certain situations, the Wagering Licence and the Gaming Licence, the NSW Casino Licence and the Queensland Casino Licences may be cancelled. Information in relation to these situations is set out in section 1.5(b). No member of the TABCORP Group has been advised of the existence of any circumstance which could give rise to the cancellation of any of those licences.

The NSW Casino Control Authority is required to conduct, at intervals of no greater than three years, a review of Star City. Section 1.5(b)(iii) discusses the outcome of the most recent review.

The potential for any of the licences referred to above to be cancelled is a risk factor.

(g) Divestiture of shares in subsidiaries

In addition to the ability of regulatory authorities to cancel licences held by the TABCORP Group in certain circumstances, in other instances the NSW Casino Control Authority and/or the Queensland Minister can compel the divestiture by the TABCORP Group of certain of TABCORP's subsidiaries (see sections 1.5(e) and 1.5(f)). Those circumstances might include a change in the shareholders or directors of TABCORP. For example, an action by the NSW Casino Control Authority might result in the TABCORP Group ceasing to own the Star City Casino business. Similarly, an action by the Queensland Minister might result in the TABCORP Group ceasing to own one or more of the businesses conducted by the Jupiters Group (including the Jupiters casino businesses and the Jupiters Keno business). While the Jupiters Group is owned through TABCORP Participant, Bidder considers it unlikely that the Queensland Minister would seek to take any action which would result in the TABCORP Group ceasing to own the Star City Casino business or TABCORP's Victorian businesses (which are also presently owned through TABCORP Participant). The potential for the TABCORP Group to be required to dispose of shares in the companies owning any of its businesses is a risk factor.

(h) Gold Coast Convention and Exhibition Centre

Jupiters is currently developing, on behalf of the State of Queensland, the GCCEC. Although the project is government funded, Jupiters bears certain costs of the project, which is due to open in 2004. TABCORP currently expects the costs for which Jupiters is responsible to be approximately $15.5 million (see section 1.6(f)), which is in line with the original construction budget.

Although Jupiters will not own the complex, under the terms of the management agreement with the State of Queensland, Jupiters will be responsible for any operating losses incurred by the complex, subject to Jupiters being entitled to recover any losses from future operating surpluses of the complex.

Actual costs of construction that are in excess of the original construction budget or operating losses are risk factors.

(i) System risk

The TABCORP Group and the Merged Group place, and will continue to place, significant reliance on their computer systems for their ongoing operations. A prolonged failure of the computer systems supporting or operated by the TABCORP Group or the Merged Group would result in a significant loss of revenue and profit to the TABCORP Group or the Merged Group. The potential for such an event to occur is a risk factor. However, in this regard the TABCORP Group has in place disaster recovery systems and plans to mitigate this risk for its core existing operations.

(j) Competition

In general, gambling competes with other consumer products for consumers' discretionary expenditure and in particular with other forms of leisure and entertainment including cinema, restaurants, sporting events and pay television.

TABCORP's wagering division competes with providers of Victorian based gambling products such as gaming machines, Crown Casino, bookmakers and lotteries. The wagering division also competes with those interstate and international wagering operations who accept bets over the telephone or internet, including local and international providers of fixed odds sportsbetting who distribute their products via the internet, such as betting exchanges. The telephone betting segment of the wagering division is experiencing increasing competition from bookmakers as the minimum phone bet able to be taken by Victorian bookmakers has been progressively reducing (it is currently $50), culminating in there being no minimum from 1 July 2004. TABCORP's network games compete against other gambling products in the respective States.

TABCORP's gaming division competes with Crown Casino, Tattersall's and providers of other Victorian based gambling products such as wagering and lotteries, as well as internet gambling providers.

The TABCORP Group's casinos compete in different markets on a number of levels. Their gambling operations compete to a certain extent with interstate and overseas casinos (in particular Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino, which compete for premium players) and gambling providers, pubs and clubs which offer electronic gaming machines, internet gambling providers and other providers of gambling products such as wagering and lotteries. The casinos also compete with other venues in their respective States as providers of hotel accommodation, entertainment, and food and beverages.

If the TABCORP Group and the Merged Group do not adequately respond to the competition which they face, there may be a change in consumer spending patterns which may have an adverse impact on the Merged Group's financial performance and may adversely affect the market price of TABCORP Shares.

(k) Racing product

TABCORP's wagering division is reliant on the Victorian and interstate racing industries providing a program of events for the purposes of wagering. A significant decline in the quality or number of horses, or number of events, would have a significant adverse effect on wagering revenue. The potential for such an occurrence is a risk factor.

In addition, none of the Australian racing clubs currently charge interstate totalizator operators for the provision of their racing product. The potential for a change to this situation is a risk factor.

(l) Gaming machine product

The casino and gaming divisions of the TABCORP Group and Merged Group are, and will be, dependent on third party gaming machine suppliers for gaming machines. Consequently, any delay in the supply of gaming machines, or change in customer tastes that are not reflected in the gaming machine offering, is a risk factor.

(m) Shareholding limitations and other matters may discourage takeover opportunities

Sections 1.5(c), 1.5(d) and 8.6(e) discuss provisions restricting any person from acquiring voting power of more than 10% in TABCORP. Section 9.7(a)(ix) discusses the proposed change to the Racing Distribution Agreement pursuant to which NSW Racing would be entitled to terminate the Racing Distribution Agreement if TABCORP ceased to be admitted to the official list of ASX (which would most likely occur following any successful takeover bid for, or other acquisition of, all of the TABCORP Shares). These restrictions and that termination right could impede any merger, consolidation, takeover or other business combination involving the Merged Group or discourage a potential acquirer from making a takeover bid for or otherwise attempting to gain control of TABCORP.

(n) Premium player business

Commission premium player business is highly volatile. Although the Jupiters Group has historically achieved theoretical win rates over time, during the course of each year the Jupiters Group can enjoy significant wins and sustain significant losses. The volatility of commission premium player business in the future may result in periodic declines in the Merged Group's financial performance and may adversely affect the value of TABCORP Shares.

(o) Jupiters integration

The acquisition of the Jupiters Group by the TABCORP Group (as it was at the relevant time) was completed on 13 November 2003. The integration of the Jupiters Group into the TABCORP Group is substantially completed with the accounting and financial systems effectively integrated, the management structures implemented and significant progress made with respect to the cultural integration. The value of the synergies identified and/or achieved is well ahead of the amounts identified at the time of the Jupiters Merger.

The full integration of the management of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino remains subject to reaching agreement with BI Gaming. As noted in section 1.2(d)(i), TABCORP is in discussions with Caesars Entertainment in relation to these contracts. The full integration of these two casinos may negatively impact customers, employees and suppliers. This is a risk factor.

8.6 Risks relating to the Offer

(a) Issue of TABCORP Shares

Pursuant to the Offer, TABCORP will issue a significant number of new TABCORP Shares. Some Tab Shareholders may not wish to continue to hold TABCORP Shares which they receive and may sell them on ASX or under the Share Sale Facility. Further, a nominee appointed by TABCORP (and approved by ASIC) will be issued any TABCORP Shares attributable under the Offer to Foreign Shareholders and will sell them in accordance with the terms of the Offer.

If a significant number of Tab Shareholders sell their TABCORP Shares (whether under the Share Sale Facility or otherwise), or there is a significant number of Tab Shares held by Foreign Shareholders (resulting in a significant number of TABCORP Shares being sold by the nominee), the price at which TABCORP Shares are traded on ASX may be adversely affected.

(b) Market fluctuations

Tab Shareholders are being offered consideration pursuant to the Offer which consists partly of a number of TABCORP Shares (to be determined in accordance with section 10.1(b)). As a result, the market value of the TABCORP Shares received pursuant to the Offer will fluctuate depending on the price at which those shares trade on ASX. Accordingly, the market value of TABCORP Shares at the time at which they are received by Tab Shareholders who accept the Offer may vary significantly from their market value at any other time.

(c) Less than 100% ownership

As discussed in section 4.4, it is possible that Bidder will acquire relevant interests in less than 100% of the Tab Shares as a result of the Offer. The impact on the Merged Group of acquiring relevant interests in less than 100% of the Tab Shares will depend on the ultimate level of ownership achieved. In this regard:

- sections 4.3 and 4.4 show how TABCORP's intentions will differ depending on the level of ownership achieved by Bidder; and
- section 5.5(d) indicates that, even if Bidder only acquires relevant interests in 50.1% of the Tab Shares, the majority of the synergies and efficiencies are still expected to be achieved (subject to the risks relating to the achievement of the synergies and efficiencies referred to in section 8.6(d)).

It is noted that a shareholding of less than 100% of the Tab Shares will, amongst other things:

- reduce the ability of the TABCORP Group to access the profits of Tab; and
- limit the ability of Tab generally to function as a member of the TABCORP Group.

A shareholding level of less than 100% may also result in TABCORP being unable to procure the Tab Group to perform certain obligations contemplated by the Racing Heads of Agreement (and which are to be documented in a formal agreement between TABCORP and NSW Racing), as the directors of companies within the Tab Group will need to have regard to the interests of shareholders outside the TABCORP Group (see generally section 4.6). In that event, TABCORP will need to bear the cost of performing, or making good, the relevant obligation, notwithstanding that the TABCORP Group does not own 100% of the Tab Shares (and, thus, will not be receiving 100% of the benefit of NSW Racing's undertakings under the Tab Group's arrangements with NSW Racing). The occurrence of such circumstances may have a material adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares.

(d) **Synergies and efficiencies**

TABCORP's ability to realise certain of the synergies and efficiencies described in section 5.5(b)(i) will depend on its ability to obtain certain approvals (including for the merging of the wagering software (see section 4.3(g))). In particular, its ability to achieve the synergies relating to pooling will depend on the regulatory and other approvals discussed in section 4.3(i) being obtained.

A failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group and, therefore, on the value of TABCORP Shares.

(e) **Shareholder restrictions in relation to the Tab Totalizator Licences**

If Bidder becomes the Nominated Company and acquires control of Tab, following the commencement of the Totalizator Amendment Act it will be a condition of the Tab Totalizator Licences that no person holds more than 10% of the total number of voting shares in TABCORP (see section 9.6(a)).

In addition to the shareholding restrictions that apply under the Gaming and Betting Act (see sections 1.5(c) and 1.5(d)(i)), TABCORP's constitution presently contains provisions which prohibit persons from having voting power in TABCORP of more than 10% (see sections 1.5(c) and 1.5(d)(ii)). However, TABCORP Shares are traded on ASX and, as such, it may not be possible for TABCORP to prevent a person from acquiring a shareholding in TABCORP in excess of the 10% limitation. As discussed in section 1.5(d)(ii), there are provisions in TABCORP's constitution which will enable it, in certain circumstances, to require divestment of the offending part of a person's shareholding, but these provisions will only operate after a breach of the shareholding restrictions has occurred.

If Bidder acquires control of Tab and there is a breach of any of the conditions attached to the Tab Totalizator Licences (including as a consequence of a person acquiring voting power of more than 10% in TABCORP), the NSW Racing Minister could take disciplinary action against Tab under the Totalizator Act. Disciplinary action may include any one or more of the imposition of a fine, the suspension or cancellation of the Tab Totalizator Licences and the amendment of the conditions attached to the Tab Totalizator Licences.

Any such disciplinary action may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

As an alternative to disciplinary action, the NSW Racing Minister may first direct Tab to take action to rectify the relevant circumstances. This might include requiring the Tab Board to divest Bidder of its Tab Shares in accordance with the terms of Tab's constitution. The Racing Heads of Agreement contemplates that the Racing Distribution Agreement will be amended so that NSW Racing will be entitled to terminate the Racing Distribution Agreement if a member of the TABCORP Group ceases to own the majority of Tab Shares or if TABCORP otherwise ceases to control Tab. Accordingly, it is possible that the Tab Board may be required to force the divestment by Bidder of its Tab Shares in circumstances where the value of one of Tab's material assets (being the Racing Distribution Agreement) is uncertain (including because NSW Racing may seek to terminate the Racing Distribution Agreement). This might impact on the value which Bidder realises for its Tab Shares on a forced divestment and may have an adverse impact on the value of TABCORP Shares.

(f) **Suspension of the Nominated Company exemption**

Section 9.6(a) discusses circumstances in which, on not less than three months' notice, the exemption from the Tab Shareholder Restrictions for the Nominated Company is to be suspended by the NSW Racing Minister. If such a notice is issued by the NSW Racing Minister and the circumstances leading to its issue are not rectified before the suspension takes effect then, amongst other things, TABCORP and Bidder would be in breach of the shareholding restrictions contained in the Totalizator Act and, consequently, the NSW Racing Minister could avail itself of the divestiture provisions contained in the Totalizator Act and require Bidder to dispose of its shares in Tab, and disciplinary action may be taken in respect of the Tab Totalizator Licences if the TABCORP Group held the NSW Casino Licence at the relevant time.

In these circumstances, assuming that the amendments to the Racing Distribution Agreement contemplated by the Racing Heads of Agreement are made (see section 9.7), NSW Racing would also be entitled to terminate the Racing Distribution Agreement.

Accordingly, such action by the NSW Racing Minister may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

(g) Integration risks

Possible synergies and efficiencies which may arise if Bidder acquires all of the Tab Shares under the Offer are described in section 5.5(b)(i). Bidder expects that value can be added for shareholders of the Merged Group by the efficient and timely integration of the Tab Group and the TABCORP Group.

In addition, the conduct and timing of the integration of Tab and TABCORP would depend on the results of the operational reviews referred to in sections 4.3(k) and 4.4(e) (as appropriate). However, the risk exists that any integration may take longer than expected or that the extraction of efficiencies is less than estimated at the time of the operational review.

There is also a risk that, if the integration of the Merged Group is not completed in a timely manner, it will negatively affect key stakeholders such as customers, employees and suppliers.

Bidder expects to manage this risk by careful planning and the appointment of a dedicated integration team. If it is not able to do so successfully, this may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

(h) Sky Channel

As indicated in section 3.2, Sky Channel is Tab's commercial satellite broadcasting and domestic pay television service that telecasts various race meetings and other sporting events throughout Australia and internationally. The events broadcast on Sky Channel are arranged and operated by various racing clubs and other organisations. Sky Channel's broadcast rights are contained in supply contracts with these parties, and Sky Channel pays certain amounts in return for these rights. Bidder understands that the various supply contracts are scheduled to terminate at various dates. Currently there is no competition for Sky Channel as the broadcaster of these events.

If:

- new supply contracts are negotiated by Sky Channel on terms which are materially less favourable to Sky Channel than those currently in place (as amended in the manner contemplated by the Racing Heads of Agreement) (including, for example, because they require higher payments from Sky Channel); and/or
- a competing broadcaster to Sky Channel is established,

this may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares.

In this context, there is a discussion in section 9.8 of current negotiations between Sky Channel Pty Ltd and certain of the racing clubs whose races it broadcasts and the impact that those negotiations may have in relation to the Offer.

(i) Loss of key staff

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by Bidder of a controlling interest in Tab. This is a risk factor until any skills that are lost are adequately replaced.

(j) Leverage of the Merged Group

If Bidder acquires all of the Tab Shares pursuant to the Offer, it is estimated that the Merged Group will have gross borrowings of approximately $3,042 million. This represents an adjusted net debt to EBITDA ratio of 3.0 times for the Merged Group based on the pro-forma consolidated statement of financial position summarised in section 5.2 compared with 2.6 times for the TABCORP Group on a stand alone basis. These calculations are on the basis of the Jupiters Group being part of the TABCORP Group for only eight months of the year ending 30 June 2004. It would be expected that when the Jupiters Group is included for a full 12 months the adjusted net debt to EBITDA ratios for the Merged Group would be lower.

Higher levels of leverage may potentially:

- restrict the ability of the Merged Group to borrow in the future; and
- increase the sensitivity of the Merged Group's earnings to movements in interest rates.

Section 6.5 and Annexure G refer to various events of default, representations and warranties and guarantee and other covenants that will be included in the Loan Facility Agreement if the Offer is successful. However, it is noted that the relevant provisions in the Loan Facility Agreement will be substantially the same as others already included in existing loan documentation for the TABCORP Group.

(k) Tab information

In preparing the information on Tab included in this Bidder's Statement, Bidder has relied on publicly available information and a financial due diligence investigation in which it reviewed selected non-public information about the Tab Group provided by Tab. TABCORP has not otherwise been allowed direct access to Tab or its independent accountants. Any inaccuracy in the Tab information contained in this Bidder's Statement could have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares. In addition, it is possible that additional risks may exist in relation to Tab's businesses which are not known to Bidder.

(l) Conditions and events of default in relation to funding

In accordance with section 10.7(j), the Offer is conditional on the events set out in the Commitment Letter which give rise to termination rights for the Banks not occurring (or such termination rights being waived by the Banks to the extent the relevant events do occur), and the conditions precedent to the availability of funds under the Loan Facility Agreement being satisfied or waived, in both cases to the extent that the occurrence of the event, or satisfaction of the condition, is not within the sole control of the TABCORP Group.

It is unlikely that Bidder would declare the Offer free of the conditions set out in section 10.7(j) unless, at the relevant time, it was satisfied that the relevant conditions precedent to the availability of funds under the Loan Facility were, or would be, satisfied at that time, or otherwise waived.

If the Offer is declared free of the conditions set out in section 10.7(j), there is a residual risk that a condition precedent to the availability of funds under the Loan Facility may be satisfied at the time of the declaration, but may not be satisfied at the time that Bidder seeks to draw down funds under the Loan Facility to settle acceptances under the Offer. However, the prospect of any such occurrence will be a factor taken into account by Bidder at the time that any decision to declare the Offer free of the conditions set out in section 10.7(j) is being considered.

(m) Divestment risks

As discussed in section 4.3(c), the New South Wales government has indicated that if Bidder is nominated as the Nominated Company (see section 9.6(a)), it will be a condition of that nomination that Bidder must procure that the Tab Gaming Division be divested within 18 months of Tab being taken over by Bidder. The New South Wales government has also indicated that the purchaser of the Tab Gaming Division will need to be approved by the government.

Bidder expects that it will be able to realise the market value of the Tab Gaming Division pursuant to a sale within this period, albeit that there is a risk that this may be below the book value recorded in Tab's accounts. Further, there is a risk that the requirement for divestiture within this timeframe could result in a forced sale of the business for a price which is less than its market value.

There is also a risk that the New South Wales government may not approve the potential purchaser who offers the highest price for the Tab Gaming Division, with the result that the division is sold for less than the highest price offered for it.

(n) Requirement to reach agreement with NSW Racing

It is currently a condition of the Tab Totalizator Licences under the Totalizator Act that Tab must have in place, and must give effect to, commercial arrangements with NSW Racing (the ***Current NSW Racing Arrangements***) in respect of the Tab Totalizator Licences and the conduct of the activities authorised by them. For the condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the arrangements are to the satisfaction of NSW Racing. Tab and NSW Racing (amongst other parties) have entered into the Racing Distribution Agreement in satisfaction of this requirement. The Racing Distribution Agreement regulates the relationship between Tab and NSW Racing and, amongst other things, provides for NSW Racing to make available to Tab information in connection with races in New South Wales and for Tab to pay NSW Racing a share of its wagering revenue, and wagering and gaming earnings.

It is a condition of the Offer that the legislative amendments to, amongst other things, the Totalizator Act contained in the Totalizator Amendment Act (which are discussed in section 9.6) commence operation before the end of the Offer Period.

If Bidder is successful in becoming the Nominated Company it is expected that, pursuant to the Totalizator Amendment Act, it will also become a condition of the Tab Totalizator Licences that both Tab and TABCORP must put in place, and give effect to, such commercial arrangements (the ***New NSW Racing Arrangements***) as NSW Racing considers necessary to ensure that NSW Racing is in no less favourable a position under the New NSW Racing Arrangements than it was under the Current NSW Racing Arrangements as in force immediately before Bidder became the Nominated Company. For the expected condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the arrangements are satisfactory to NSW Racing. It is a condition of the Offer that NSW Racing has acknowledged in writing to the NSW Racing Minister that it has in place unconditional arrangements with TABCORP that constitute New NSW Racing Arrangements.

On 23 February 2004, TABCORP and NSW Racing entered into the Racing Heads of Agreement in relation to these expected requirements. Under that agreement, NSW Racing has agreed to negotiate, as soon as possible and on an exclusive basis, a formal agreement with TABCORP in connection with the requirements. The material commercial terms of that formal agreement have been agreed in-principle in the Racing Heads of Agreement. The material terms of the Racing Heads of Agreement (including the commercial terms on which the formal agreement is to be based) are summarised in section 9.7.

The New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying the requirement in relation to the Offer that any sale of Tab must leave NSW Racing in no less favourable a position than it is in under the Current NSW Racing Arrangements.

There are risks inherent in the arrangements contemplated to apply between the TABCORP Group (including Tab) and NSW Racing.

For instance, there are risks associated with the termination rights which it is proposed will be included in the Racing Distribution Agreement pursuant to the Racing Heads of Agreement (see sections 8.5(m) and 8.6(f)).

In addition, the Racing Distribution Agreement requires, as a general principle, that Tab must act and make decisions with the intent of maximising total payments of fees to NSW Racing and that Tab must not take any action or make any decision which could reasonably be expected to materially reduce the total amount of those payments or materially adversely affect the development of racing in New South Wales. These requirements might be taken as requiring that Tab procure that the TABCORP Group does certain things following a successful acquisition of Tab by TABCORP. As discussed in section 9.7, the Racing Heads of Agreement makes it clear that the requirements cannot affect the manner in which the TABCORP Group conducts its existing businesses where that is consistent with the manner in which they are currently conducted. However, the requirements may have an influence on decisions of the Merged Group with respect to its future operations following a successful acquisition of Tab.

Pursuant to the Racing Distribution Agreement it is also necessary for NSW Racing's consent to be obtained in relation to the sale of the Tab Gaming Division and (if relevant) the delisting of Tab from ASX. The Racing Heads of Agreement addresses these issues.

(o) Minority shareholders in Tab

If you do not accept the Offer and the Offer becomes unconditional you may, depending on the level of acceptance of the Offer, become part of a locked-in minority in Tab. In such a case, the liquidity of Tab Shares may be materially diminished.

(p) CGT rollover relief

If the Offer becomes unconditional and Bidder acquires less than 80% of the Tab Shares, the potential CGT rollover relief discussed in section 7.2(a)(i) under the heading 'Rollover relief' will not be available.

Section 9

Other Material Information

9. Other Material Information

9.1 Tab Options

Bidder will seek to enter into arrangements with the holders of the Tab Options to effect either the transfer or cancellation of those options based on the 'in the money' value of the Tab Options using a Tab Share price of $4.50. Any such arrangements with holders of Tab Options will be conditional on all of the conditions of the Offer being satisfied or waived by Bidder and will comply with the Corporations Act.

If such arrangements are pursued, and any of the Tab Options are not transferable under their terms of issue, Bidder will, subject to any consent required under the ASX Listing Rules being obtained, seek to have the Tab Options cancelled for the payment of a cancellation fee.

If Tab Options are not acquired by Bidder or cancelled pursuant to arrangements with the holders of those options as described above, Bidder intends to seek to compulsorily acquire the outstanding Tab Options under the Corporations Act after the close of the Offer, assuming it becomes entitled to do so.

9.2 ASIC modifications and exemptions

(a) Class Orders

ASIC has published various 'Class Order' instruments providing for modifications and exemptions that apply generally to all persons, including Bidder and TABCORP, in relation to the operation of Chapter 6 of the Corporations Act.

Amongst others, Bidder and TABCORP have relied on the modification to section 636(3) of the Act set out in paragraph 11 of ASIC Class Order 01/1543 'Takeover Bids' to include references to certain statements by Tab, the ACCC, UNiTAB and NSW Racing in this Bidder's Statement without obtaining the consent of those persons. The relevant statements were respectively taken from:

- Tab's ASX release dated 12 December 2003 entitled 'Profit Update', Tab's ASX release dated 19 December 2003 entitled 'Tab Welcomes Takeover Proposal from UNiTAB', the half year report for Tab for the six months ended 31 December 2003 (which was lodged with ASIC and provided to ASX on 6 February 2003) and Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer for Tab (which was lodged with ASIC and given to ASX on 5 March 2004);
- an ACCC media release MR 275/03 on 18 December 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holdings Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited';
- UNiTAB's ASX release dated 19 December 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited' and UNiTAB's bidder's statement dated 22 January 2004 in relation to its takeover bid for Tab (which was lodged with ASIC and given to ASX on 22 January 2004); and
- UNiTAB's ASX release dated 23 February 2004 attaching a media release dated 23 February 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.

As required by Class Order 01/1543, TABCORP will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to Tab Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), Tab Shareholders may telephone the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or on +61 2 9240 7442 (from outside Australia).

(b) Specific relief

Bidder and TABCORP have also obtained the specific exemptions and modifications to the Corporations Act summarised below in relation to both the Offer and the Share Sale Facility.

In summary, the exemptions and modification are:

- An exemption from the prohibition in section 636(3) of the Corporations Act on including in a bidder's statement a statement by, or said in the bidder's statement to be based on a statement by, any person without that person's consent. The effect of the exemption is to enable Bidder to include in this Bidder's Statement statements which fairly represent statements made by an official person (including the New South Wales government and the NSW Casino Control Authority) without obtaining their consent.

In this regard, to the extent that statements in this Bidder's Statement are attributed to the New South Wales government, such statements are based on comments made by, or on behalf of, the New South Wales government in:

- a media release by the Treasurer of New South Wales dated 13 November 2003 entitled 'Media Release - Tab Limited';
- comments in the Parliamentary Debates in relation to the Totalizator Amendment Act (see New South Wales, *Parliamentary Debates*, Legislative Assembly, 4 December 2003, 6082 (Grant McBride, Minister for Gaming and Racing));
- a media release by the Treasurer of New South Wales dated 23 January 2004 entitled 'Media Release - Statewide Links and TABCORP';
- a media release by the Treasurer of New South Wales dated 23 February 2004 entitled 'Media Release' in relation to the Racing Heads of Agreement;
- a media release by the Treasurer of New South Wales dated 27 February 2004 entitled 'Media Release' in relation to a letter from the New South Wales government to UNiTAB;
- a media release by the Treasurer of New South Wales dated 12 March 2004 entitled 'Media Release – Adviser Appointed to Review UNiTAB Offer to Racing';
- a media release by the Treasurer of New South Wales dated 24 March 2004 entitled 'Media Release – Revised Terms of Reference for Financial Advisers Appointed to Review UNiTAB Offer to Racing'; and
- a media release by the NSW Racing Minister dated 1 April 2004 entitled 'UNiTAB Offer to Racing'.

The statements attributed to the NSW Casino Control Authority are based on a media release from the NSW Casino Control Authority on 22 January 2004 entitled 'Casino Control Authority Releases 3 Yearly Report on Star City Casino'.

- An exemption from the prohibition in section 623 of the Corporations Act from giving, offering to give or agreeing to give a benefit to a person if:
  - the benefit is likely to induce the person or an associate to accept the Offer or dispose of Tab Shares; and
  - the benefit is not offered to all holders of Tab Shares.

  This exemption allows the Share Sale Facility to be made available only to Eligible Tab Shareholders.
- A modification of section 707 of the Corporations Act to remove the prospect of the provision of the Share Sale Facility resulting in the application of section 707(3) to on-sales of TABCORP Shares.

9.3 Potential for waiver of conditions - General

The Offer is subject to a number of defeating conditions set out in section 10.7, including a minimum acceptance condition (see section 10.7(a)). Under the terms of the Offer and the Corporations Act, any or all of those defeating conditions may be waived by Bidder.

9.4 Minimum acceptance condition

In order for Bidder to become the registered holder of more than 10% of Tab Shares, certain facilitative amendments (set out in the Totalizator Amendment Act) to legislation applying to Tab must come into force (and apply in relation to Bidder and the TABCORP Group), and TABCORP and Bidder will need to meet the requirements of those provisions. In accordance with the Totalizator Amendment Act, Bidder will not be able to rely on the amendments if (amongst other things) Tab does not ultimately become a subsidiary of Bidder. The legislative amendments, and the reasons why they are necessary, are discussed in section 9.6.

In addition, it will also be a condition to the drawdown of funds under the Loan Facility Agreement that Bidder provide evidence that it has obtained relevant interests in more than 50.0% of the Tab Shares (see section 6.5(c)).

These factors may impact on Bidder's ability to waive the minimum acceptance condition set out in section 10.7(a).

9.5 ACCC condition

Section 50 of the *Trade Practices Act 1974* (Cth) prohibits any merger which has, or is likely to have, the effect of substantially lessening competition in a substantial market in Australia. The ACCC, which is responsible for administering the Trade Practices Act, has conducted a review of Bidder's proposed acquisition of all of the Tab Shares in the context of that prohibition.

Neither Bidder nor TABCORP is required to lodge any formal notification with the ACCC in relation to the Offer. However, TABCORP has made submissions to the ACCC as to the likely effect of the proposed merger, and has sought confirmation from the ACCC that it will not seek to intervene in respect of the proposed merger.

On 18 December 2003, the ACCC issued a media release in which it advised that it will not oppose the proposed merger of TABCORP and Tab (which is to be effected by the Offer) as it does not believe that it would substantially lessen competition in the relevant markets.

There is a potential for the ACCC to reassess its view of the merger to be effected by the Offer, or to raise further queries with TABCORP. However, the ACCC's media release indicated that it was expressing its view after having conducted extensive market inquiries with a range of industry participants. In this context, as at the date of this Bidder's Statement neither Bidder nor TABCORP is aware of anything which leads them to expect that the ACCC might reassess the view expressed in its media release of 18 December 2003.

9.6 NSW legislation conditions

Section 33 of the Totalizator Act and section 38 of the Privatisation Act currently prohibit, amongst other things, a person from having a prohibited shareholding interest in Tab (the ***Tab Shareholder Restrictions***). A person will have a prohibited shareholding interest in Tab in certain circumstances, including if they hold more than 10% of the total number of voting shares in Tab. Accordingly, in the absence of legislative amendments being made to the Totalizator Act and the Privatisation Act, Bidder could not hold more than 10% of the total number of voting shares in Tab.

In addition, section 20 of the Totalizator Act currently prohibits the holder of a licence under that Act (which includes Tab, as it holds the Tab Totalizator Licences) or a subsidiary or related body corporate of such a person from holding a casino licence under the NSW Casino Control Act. As indicated in section 1.2(d)(ii), Star City, a member of the TABCORP Group, holds such a casino licence. Accordingly, in the absence of legislative amendment being made to the Totalizator Act, Tab could not become a subsidiary of TABCORP, as this would be contrary to section 20 of the Totalizator Act.

The New South Wales Parliament has enacted the Totalizator Amendment Act which includes amendments to the Totalizator Act and the Privatisation Act that, once they commence operation and provided that Bidder is nominated by the NSW Racing Minister to be the Nominated Company (as described below), will enable Tab to become a subsidiary of TABCORP.

(a) Tab Shareholder Restrictions

The Totalizator Amendment Act will amend the Totalizator Act and the Privatisation Act so that the Tab Shareholder Restrictions will not apply to the 'nominated company' (the ***Nominated Company***), or a related body corporate of the Nominated Company, subject to certain specified limitations.

The Totalizator Amendment Act provides that the Nominated Company will be nominated by the NSW Racing Minister by an irrevocable notice published in the New South Wales Government Gazette, and will be one of TABCORP, UNiTAB or a wholly-owned subsidiary of either TABCORP or UNiTAB (such as Bidder, which is a wholly-owned subsidiary of TABCORP). It is a condition of the Offer that Bidder is nominated as the Nominated Company. Bidder expects that it will become the Nominated Company if it is in a position to acquire more than 50% of the Tab Shares (such as if it receives acceptances under the Offer in respect of at least 50% of the Tab Shares).

In certain circumstances, the exemption from the Tab Shareholder Restrictions which apply as a result of an entity being nominated as the Nominated Company may cease to apply. In particular, assuming that Bidder becomes the Nominated Company (and hence acquires control of Tab), if at any time the NSW Racing Minister is satisfied that:

- the ultimate holding company of Bidder (ie TABCORP) is no longer listed on ASX; or

- there no longer exists, under the law of another jurisdiction or otherwise, a prohibition with substantially the same effect as the Tab Shareholder Restrictions in relation to the ultimate holding company of Bidder (ie TABCORP). As explained in sections 1.5(c) and 1.5(d), TABCORP is already subject to such restrictions pursuant to Victorian legislation (the Gaming and Betting Act), as well as its own constitution; or
- Tab is not wholly-owned by Bidder or Bidder has not taken all reasonable steps to acquire a relevant interest in all of the issued voting shares of Tab; or
- Tab is not a subsidiary of Bidder,

the NSW Racing Minister will serve a notice on Bidder declaring that the relief from the Tab Shareholder Restrictions will be suspended from a day not less than three months after the notice. Any such notice is to be revoked if the NSW Racing Minister is satisfied that the matters which are the subject of the notice have been rectified.

Following the commencement of the relevant provisions of the Totalizator Amendment Act, and assuming that Bidder becomes the Nominated Company, the Tab Totalizator Licences will be subject to the following additional conditions:

- that no person has a prohibited shareholding interest in TABCORP (being a prohibition with substantially the same effect as the Tab Shareholder Restrictions) for so long as the relief from the Tab Shareholder Restrictions applies to the TABCORP Group; and
- that both Tab and TABCORP put in place, and give effect to, the New NSW Racing Arrangements. For this condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the New NSW Racing Arrangements are satisfactory to NSW Racing. As discussed in sections 8.6(n) and 9.7, TABCORP and NSW Racing have entered into the Racing Heads of Agreement which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. The material terms of the Racing Heads of Agreement are set out in section 9.7. It is also a condition of the Offer that NSW Racing has acknowledged in writing to the NSW Racing Minister that it has in place unconditional arrangements with TABCORP that constitute New NSW Racing Arrangements.

Certain risks associated with these provisions are discussed in sections 8.6(e), 8.6(f) and 8.6(n).

(b) Casino licence restrictions

The Totalizator Amendment Act will amend section 20 of the Totalizator Act so that the prohibition on holding a casino licence will not apply to the Nominated Company or a related body corporate of the Nominated Company during the period that the exemption described in section 9.6(a) is in force. If Bidder is the Nominated Company, this will mean that section 20 of the Totalizator Act will not apply to the TABCORP Group (including Star City).

(c) Commencement of operation

As at the date of this Bidder's Statement, the Totalizator Amendment Act has not yet commenced operation.

9.7 Racing Heads of Agreement

As discussed in sections 8.6(n) and 9.6(a), on 23 February 2004 TABCORP and NSW Racing (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales) entered into the Racing Heads of Agreement. A summary of the terms of the Racing Heads of Agreement is set out in this section 9.7.

(a) Arrangements with NSW Racing

NSW Racing and TABCORP have agreed to the following material commercial terms, and have agreed to negotiate a formal, detailed agreement which would give effect to those terms if the Offer is successful.

The following arrangements are to apply in addition to the Racing Distribution Agreement, although it is anticipated that TABCORP will become a party to the Racing Distribution Agreement and that amendments to the Racing Distribution Agreement will be required to give effect to the terms outlined below. It is a condition of the following arrangements applying that the formal, detailed agreement referred to above is executed.

9. Other Material Information (cont'd)

(i) Payments to NSW Racing

TABCORP has agreed to procure that Tab will increase the product fees payable by Tab to NSW Racing so that the net increases in fees payable to NSW Racing are as set out in Figure 9.7.1:

Figure 9.7.1: Net increases in fees payable to NSW Racing

Financial year	Net increase in fees to NSW Racing
2004/2005	$3 million
2005/2006	$6 million
2006/2007	$9 million
2007/2008	$12 million
Subsequent financial years	$12 million, indexed to CPI (Sydney) at 30 June 2008

(ii) Sale of gaming businesses

NSW Racing will consent to, and cooperate in, the disposal or cessation of the Tab Gaming Division and the Investment Licence Business as required by the New South Wales government. NSW Racing will receive 25% of the net profit on the sale of the Tab Gaming Division (measured against the book value of the Tab Gaming Division as at 31 December 2003), less rebates then owed by NSW Racing to Tab in respect of the Tab Gaming Division and the Investment Licence Business. Only rebates up to a value of $5 million will be taken into account.

Once the Tab Gaming Division is sold, NSW Racing will have no further interest in it.

(iii) Synergies

The parties have agreed cost allocation principles which will apply in respect of the Merged Group's wagering businesses. These principles are those set out in the Racing Distribution Agreement, uplifted to the TABCORP level.

(iv) Pooling

As presently provided for under the Racing Distribution Agreement, Tab will only be able to pool its New South Wales totalizator pools with other jurisdictions' totalizator pools with the consent of NSW Racing. That consent may not be unreasonably withheld.

TABCORP has agreed, however, that any totalizator pooling arrangements will be such that no pooling fees will be charged between the TABCORP Group and Tab in relation to the joining of the New South Wales totalizator pools, which are managed by Tab, with the SuperTAB totalizator pools, which are managed by the TABCORP Group. In addition, if a licensee in relation to the Queensland, South Australian or Northern Territory totalizator pools wishes to pool with a wagering pool administered by the Merged Group, such participation will be managed by Tab so that Tab will benefit from any pooling fees charged for such participation.

Fees from any international pooling arrangements will be allocated between Tab and the TABCORP Group on a 60/40 basis.

(v) Fixed odds wagering

Any fixed odds wagering on racing by Tab will be subject to NSW Racing's approval and, to the extent not conducted during 2003 by Tab, will be subject to a product fee as agreed between Tab and NSW Racing.

(vi) Guarantee

TABCORP will provide a financial and performance guarantee in respect of Tab's obligations under the Racing Distribution Agreement.

(vii) Management structure

Tab will continue to manage Tab's businesses, but, through changes to a consultative committee comprising representatives of Tab and NSW Racing, NSW Racing will have a greater capacity to be consulted and to provide recommendations in relation to New South Wales wagering and, whilst still conducted by Tab, the Tab Gaming Division and the Investment Licence Business.

(viii) Sky Channel

New South Wales racing clubs will be given the option of maintaining, until 30 June 2006, the contractual arrangements relating to Sky Channel which were in place as at 30 June 2003. Alternatively, those clubs will have the option to continue with any other arrangements agreed before TABCORP acquires control of Tab. For clubs other than New South Wales metropolitan thoroughbred racing clubs, any rights of first or last refusal or options to renew or extend in favour of Tab or Sky Channel Pty Ltd will be disregarded.

TABCORP will be required to procure that Sky Channel Pty Ltd negotiates in good faith with the New South Wales racing clubs in relation to broadcast rights for Sky Channel from 30 June 2006 onwards. The Merged Group will not object to those clubs negotiating collectively if they wish to do so.

TABCORP has also given NSW Racing a number of assurances that Sky Channel Pty Ltd will not give undue preference to the Victorian Racing Industry to the detriment of the New South Wales racing industry. In particular, if an equity or similar interest in the Sky Channel business is offered to a Victorian racing entity, a corresponding offer must be made to NSW Racing (or New South Wales racing entities nominated by it). This restriction will not apply to a joint venture in which both Victorian and New South Wales racing entities participate.

There will be annual meetings of a consultative committee comprising representatives of state racing industries to discuss the Sky Channel coverage program.

(ix) Racing Distribution Agreement

Certain amendments will be made to the Racing Distribution Agreement to reflect the fact that Tab will be a subsidiary of TABCORP. For instance, the Racing Distribution Agreement will be amended to clarify that NSW Racing does not have any rights in relation to the TABCORP Group's existing operations, nor in relation to the future revenue of the businesses of the Merged Group other than wagering in New South Wales and, whilst still conducted by Tab, the Tab Gaming Division and the Investment Licence Business.

New termination rights will be added to the Racing Distribution Agreement such that NSW Racing will be entitled to terminate the Racing Distribution Agreement if:

- TABCORP ceases to be listed on ASX;
- TABCORP ceases to have control of Tab or the Merged Group ceases to own 50% of Tab Shares;
- TABCORP ceases to be exempt from the Tab Shareholder Restrictions (see section 9.6(a));
- TABCORP ceases to be subject to a shareholding restriction which would preclude a person from acquiring more than 20% of TABCORP Shares; or
- certain insolvency events occur in relation to TABCORP.

In addition, NSW Racing will waive its rights to terminate the Racing Distribution Agreement in connection with the sale of the Tab Gaming Division and the cessation of the Investment Licence Business required by the New South Wales government and, for as long as TABCORP controls Tab, the delisting of Tab.

(x) Other matters

If the Merged Group controls Tab, but does not own all of the Tab Shares, TABCORP will not procure that any member of the Tab Group does any of the things contemplated by this section 9.7(a) to the extent that legal obligations would preclude the relevant company's board doing those things. In that case,

9. Other Material Information (cont'd)

TABCORP will perform the obligation to the extent that it is able or, otherwise, will make NSW Racing whole for the inability of the relevant member of the Tab Group to perform the obligation.

To the extent that any of the obligations contemplated by this section 9.7(a) require authorisation or exemption in the context of the *Trade Practices Act 1974* (Cth), it will be a condition precedent to the obligation that such authorisation or exemption is obtained.

(b) Exclusivity and right of last refusal

Until 23 May 2004, TABCORP has the exclusive right to negotiate arrangements with NSW Racing in connection with the requirements of proposed section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act) (and any arrangements required to be entered into before the proclamation of the Totalizator Amendment Act) (the ***NSW Government Requirements***).

In addition, the following arrangements apply from 23 February 2004 and will extend beyond 23 May 2004.

NSW Racing will not enter into exclusivity arrangements with any other person in relation to the NSW Government Requirements.

TABCORP will have a 'right of last refusal' such that, if NSW Racing enters into a legally binding arrangement (an ***Alternative Arrangement***) with another bidder (or related body corporate of another bidder) for Tab Shares for the purpose of the NSW Government Requirements:

- NSW Racing must immediately notify TABCORP of the material terms of the Alternative Arrangement; and
- if TABCORP makes an offer to NSW Racing on terms which (having regard to quantitative and qualitative factors) are on more favourable terms than the Alternative Arrangement:
  - NSW Racing must accept TABCORP's offer and terminate the Alternative Arrangement; and
  - TABCORP may terminate the Racing Heads of Agreement.

(c) Termination rights

TABCORP may terminate the Racing Heads of Agreement if:

- NSW Racing enters into a legally binding arrangement (including a heads of agreement) with another bidder for Tab Shares for the purpose of the NSW Government Requirements; or
- the New South Wales government makes a public statement, or gives written notice to TABCORP, to the effect that the NSW Government Requirements will no longer apply, or that the New South Wales government is prepared to nominate another bidder for Tab Shares as the Nominated Company notwithstanding that the bidder (or one of its related bodies corporate) has not entered into arrangements with NSW Racing or has entered into arrangements with NSW Racing which are less favourable to NSW Racing than those contemplated by the Racing Heads of Agreement.

The 'right of last refusal' will survive termination by TABCORP pursuant to the above rights.

NSW Racing may terminate the Racing Heads of Agreement if:

- Bidder withdraws the Offer;
- TABCORP announces that a condition of the Offer cannot be fulfilled and will not be waived;
- TABCORP does not acquire control of Tab within six months after execution of the Racing Heads of Agreement; or
- TABCORP does not exercise its right of last refusal to better an Alternative Arrangement in circumstances where the Alternative Arrangement is more favourable to NSW Racing than that contemplated by the Racing Heads of Agreement.

Each party also has the right to terminate the Racing Heads of Agreement in the event of a material breach of it.

The New South Wales government announced on 27 February 2004 that it is possible for the NSW Racing Minister to nominate a company as the 'Nominated Company' before that company has put in place arrangements with NSW Racing for the purposes of section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act). The New South Wales government indicated that, in that case, it would need to be reassured that there was a strong prospect that an agreement between the Nominated Company and NSW Racing would be put in place within a reasonable timeframe.

The New South Wales government has also commissioned an independent review of UNiTAB's 'last and final' proposal to NSW Racing regarding the arrangements to be put in place with NSW Racing if UNiTAB acquired control of Tab. The New South Wales government has announced that it expects to announce the findings of this independent review by 8 April 2004. In light of the New South Wales government's comments, it is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the Nominated Company. If that is the case TABCORP may need to consider its position under the Racing Heads of Agreement in accordance with the rights discussed above.

9.8 Status and effect of other conditions

Sections 9.4 to 9.7 describe matters relevant to the status of certain conditions of the Offer as at the date of this Bidder's Statement. This section 9.8 describes the status of the remaining conditions in section 10.7.

In addition to the Approvals discussed above in relation to the Totalizator Amendment Act and the Privatisation Act and Totalizator Act (the latter two Acts being Acts which the Totalizator Amendment Act will amend), at the date of this Bidder's Statement Bidder has identified the Approvals set out below as Approvals which may be relevant to the condition in section 10.7(d):

- the NSW Racing Minister confirming that they have caused to be undertaken such investigations as are necessary to satisfy themselves that TABCORP, Tab and all persons (in the opinion of the NSW Racing Minister) to be concerned in or associated with the conduct of a totalizator in New South Wales after Bidder acquires control of Tab are suitable persons to be concerned in or associated with the conduct of a totalizator in New South Wales and the NSW Racing Minister confirms that they are satisfied as to these matters having regard to the considerations required in section 21(2) of the Totalizator Act; and
- for the purpose of section 172(2)(f) of the Gaming Machines Act, the relevant Minister (currently being the NSW Racing Minister) consenting to Tab entering into or authorising a dealing with or in respect of shares that affects the control of Tab.

In relation to the condition in section 10.7(e), Bidder is not aware, as at the date of this Bidder's Statement, of any decision, order, decree, action or investigation which would result in a breach of that condition.

However, it should be noted that it is not feasible for TABCORP or Bidder to identify in advance all such regulatory actions or related regulatory approvals, as Bidder has not had access to detailed information regarding the Tab Group's operations and assets in the jurisdictions in which the Tab Group operates, and whether they are subject to particular approvals or conditions.

In relation to section 10.7(f), Bidder and TABCORP are aware that the contractual arrangements between Sky Channel Pty Ltd and the Sydney Turf Club and the Australian Jockey Club respectively (concerning the broadcast of races run by those clubs) have expired and have not been renewed as at the date of this Bidder's Statement. It has also been reported that Racing NSW (the controlling body for thoroughbred racing in NSW) and the Australian Hotels Association may seek compensation from Sky Channel Pty Ltd associated with this loss of coverage. TABCORP and Bidder are monitoring the situation in relation to Sky Channel, in particular in the context of whether any of these matters (either individually or in aggregate) could result in the non-fulfilment of the condition set out in section 10.7(f). A final view on this matter cannot be formed until further information about the status of these matters has come to light.

As at the date of this Bidder's Statement, neither Bidder nor TABCORP is aware of any events or circumstances which would result in the non-fulfilment of any of the conditions in sections 10.7(f) (other than as discussed in the previous paragraph), 10.7(g), 10.7(h), 10.7(i) or 10.7(j).

9. Other Material Information (cont'd)

If an event occurs which results in the non-fulfilment of a condition in section 10.7, Bidder might not make a decision as to whether it will either rely on that non-fulfilment, or waive the condition, until the date for giving notice as to the status of the conditions of the Offer under section 630(3) of the Corporations Act (see section 10.11). If Bidder decides it will waive a defeating condition it will announce that decision to ASX in accordance with section 650F of the Corporations Act.

If there is a breach of any of the defeating conditions set out in section 10.7, or those defeating conditions are otherwise not satisfied, and Bidder decides to rely on that occurrence, then any contract resulting from acceptance of the Offer will become void at the end of the Offer Period, and the relevant Tab Shares will be returned to the holder.

9.9 Withdrawal of acceptance of UNiTAB's offer

If a Tab Shareholder has accepted UNiTAB's offer for their Tab Shares and subsequently wishes to accept TABCORP's Offer for those Tab Shares, they must first withdraw their acceptance of UNiTAB's offer.

In accordance with section 11.11(b) of UNiTAB's bidder's statement, Tab Shareholders are able to withdraw their acceptance of UNiTAB's offer at any time prior to the satisfaction of the condition of UNiTAB's offer that the Totalizator Amendment Act is proclaimed and the NSW Racing Minister gazettes UNiTAB as the Nominated Company. As at the date of this Bidder's Statement, that condition has not been satisfied.

Other circumstances may also arise in which Tab Shareholders will be able to withdraw an acceptance of UNiTAB's offer.

A withdrawal of such an acceptance can be effected as follows.

- If the relevant Tab Shares are held in a CHESS Holding, the Tab Shareholder must have their Controlling Participant transmit a valid originating message to ASTC specifying the Tab Shares to be released from the sub-position, in accordance with Rule 14.16 of the ASTC Settlement Rules.
- If the relevant Tab Shares are not held in a CHESS Holding, the Tab Shareholder must send, to any of the addresses specified on the acceptance form for UNiTAB's offer, a notice (signed by the Tab Shareholder, or on their behalf (in which case the notice must be accompanied by documentation proving that the person or persons signing the notice are authorised to do so)) stating that they wish to withdraw their acceptance.

9.10 Broker commission

Bidder may offer to pay a commission to brokers who solicit acceptances of the Offer from their clients, but has made no final decision in relation to the matter at this stage.

Any commission payments will be paid only in respect of parcels of Tab Shares held by retail shareholders who accept the Offer.

If such arrangements are put in place, commission payments will not exceed 0.75% of the value of the consideration payable for parcels of Tab Shares held by retail shareholders who accept the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

If a commission is offered, it will be payable to brokers only and subject to the condition that no part of the fee will be able to be passed on, or paid, to Tab Shareholders.

If and when Bidder decides to offer such a commission to any broker, it will make an announcement to ASX.

It is Bidder's intention that, if and when an offer of commission has been made to any broker by Bidder, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

9.11 Social security and superannuation implications of the Offer

Acceptance of the Offer may have implications under your superannuation or pension arrangements or on your social security entitlements. If in any doubt, Tab Shareholders should seek specialist advice before accepting the Offer.

9.12 Approvals for payment of consideration

Bidder is not aware of any Tab Shareholders who require any approval referred to in section 10.6(f) in order to be entitled to receive any consideration under the Offer.

So far as Bidder is aware, unless the Reserve Bank of Australia has given specific approval under the *Banking (Foreign Exchange) Regulations 1959* (Cth), payments or transfers to or for the order of prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. Based on Bidder's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of Federal Republic of Yugoslavia; and
- ministers and senior officials of the Government of Zimbabwe.

The places to which, and persons to whom, the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to United Nations Resolution 1390 (2002) by the Committee of the United Nations Security Council established pursuant to United Nations Resolution 1267 (1999).

The places to which and persons to whom the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth) currently apply include a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families. Transactions with such assets (including, if relevant, Tab Shares) require Ministerial approval.

9.13 Foreign Shareholders

Tab Shareholders who are Foreign Shareholders will not be entitled to receive TABCORP Shares as part of the consideration for their Tab Shares pursuant to the Offer, unless Bidder otherwise determines.

A Tab Shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of Tab is in a jurisdiction other than Australia or its external Territories, the United States of America or New Zealand. However, such a person will not be a Foreign Shareholder if Bidder is satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Tab Shareholder in the relevant jurisdiction and to issue TABCORP Shares to such a Tab Shareholder on acceptance of the Offer, and that it is lawful for such a Tab Shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else contained in this Bidder's Statement, Bidder is not under any obligation to spend any money, or undertake any action, in order to satisfy itself concerning any of these matters.

The TABCORP Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to a nominee approved by ASIC, who will sell those TABCORP Shares. The net proceeds of the sale of such shares will then be remitted to the relevant Foreign Shareholders. See section 10.6(g) for further details.

9.14 No collateral benefits

Other than as set out below, neither Bidder nor any of its associates has in the four months before the date of this Bidder's Statement, or in the period between the date of this Bidder's Statement and the date of the Offer, given, offered to give or agreed to give a benefit which is not offered to all Tab Shareholders under the Offer to another person which was likely to induce the other person (or an associate) to accept the Offer or dispose of Tab Shares.

As set out in section 11, TABCORP has made arrangements with UBS Securities Australia to make the Share Sale Facility available to Eligible Tab Shareholders. Pursuant to the terms of the Share Sale Facility, Participating Tab Shareholders will not pay any brokerage on the sale of TABCORP Shares issued to them under the Offer (up to a maximum of 200 TABCORP Shares), with any such brokerage being borne by TABCORP.

9. Other Material Information (cont'd)

9.15 No escalation agreements

Neither Bidder nor any of its associates has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

9.16 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement no:

- director or proposed director of TABCORP;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of TABCORP; or
- broker or underwriter to the issue of TABCORP Shares,

(together, the ***Interested Persons***) holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of TABCORP;
- property acquired or proposed to be acquired by TABCORP in connection with its formation or promotion, or the offer of TABCORP Shares under the Offer; or
- the offer of TABCORP Shares under the Offer.

9.17 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of TABCORP to induce them to become, or to qualify as, a director of TABCORP; or
- for services provided by any Interested Person in connection with the formation or promotion of TABCORP or the offer of TABCORP Shares under the Offer.

Ernst & Young has acted as accountant in relation to the preparation of the Independent Accountant's Report on the Pro-Forma Historical Information. TABCORP has paid or agreed to pay approximately $165,000 for these services to the date of this Bidder's Statement, and TABCORP may pay or agree to pay Ernst & Young additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Ernst & Young has also received other fees for advising TABCORP on other matters and acting as its auditor.

Pitcher Partners has acted as accountant in relation to the preparation of the Investigating Accountant's Report on the Forecast and Pro-Forma Information. TABCORP has paid or agreed to pay approximately $330,000 for these services to the date of this Bidder's Statement, and TABCORP may pay or agree to pay Pitcher Partners additional fees for services provided in connection with the Offer after the date of this Bidder's Statement.

Allens Arthur Robinson has acted as legal adviser to TABCORP and Bidder in connection with the Offer. TABCORP has paid or agreed to pay up to $2,190,000 for these services to the date of this Bidder's Statement. TABCORP has also paid or agreed to pay Allens Arthur Robinson other fees for advising on other matters and TABCORP may pay or agree to pay it additional fees (based on agreed hourly rates) for legal services provided in connection with the Offer after the date of this Bidder's Statement. Until 31 December 2003, Michael Robinson was a Partner of Allens Arthur Robinson and is presently a Consultant to that firm.

Corrs Chambers Westgarth has provided certain legal advice to TABCORP and Bidder pertaining to certain Jupiters matters referred to in this Bidder's Statement. TABCORP has paid or agreed to pay approximately $2,500 for these services to the date of this Bidder's Statement. John Story is a Partner of Corrs Chambers Westgarth.

9.18 Disclosure of interests of directors

(a) Interests in TABCORP Shares

The directors of Bidder and TABCORP have relevant interests in the following TABCORP securities at the date of this Bidder's Statement:

Figure 9.18.1: Directors' interests in TABCORP securities

TABCORP and Bidder directors[1]	Number of TABCORP Shares held	Number of options and share rights
Michael Robinson (Chairman)	45,000	Nil
Matthew Slatter[2]	500,000	352,349 performance options 2,500,000 other options 15,996 share rights
Tony Hodgson	100,000	Nil
Phil Satre	8,000	Nil
John Story[3]	8,149	Nil
Richard Warburton	22,500	Nil
Lawrence Willett	2,548	Nil
Warren Wilson	50,000	Nil
David Elmslie[2]	255,000	87,248 performance options 11,883 share rights
Peter Caillard[2]	170,000	40,268 performance options 5,484 share rights

(b) Directors' interests in Tab securities

No director of Bidder or TABCORP has a relevant interest in Tab Shares at the date of this Bidder's Statement.

No director has acquired or disposed of Tab Shares in the four months preceding the date of this Bidder's Statement.

(c) Remuneration

TABCORP in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of TABCORP in any year at $1.5 million.

The TABCORP Board has determined that the following annual base fees (before superannuation guarantee contributions) are payable to individual non-executive directors of TABCORP: $295,500 to the Chairman, $137,750 to the Deputy Chairman and $120,750 to other non-executive directors. In addition, non-executive directors receive fees in relation to each Board Committee on which they serve.

The TABCORP Board has terminated retirement benefits for all non-executive directors, effective 30 June 2003. Retirement benefits accrued until that time have been paid into the TABCORP Staff Superannuation Fund. The fund will pay those benefits and any accrued entitlement on them to each director on their retirement from the TABCORP Board.

(d) Indemnity, insurance and access

TABCORP has executed a Director's Deed with each director of TABCORP. In summary each Director's Deed provides:

- an ongoing indemnity to the director against liability incurred by the director in or arising out of the conduct of the business of, or the discharge of their duties as a director of, TABCORP, or, if the TABCORP Board in its discretion specifically determines in a particular case for the purposes of the Director's Deed, the conduct of the business of another corporation, including a subsidiary of TABCORP;
- that TABCORP will maintain an insurance policy for the benefit of the director which insures the director against liability for acts or omissions of the director in the director's capacity (or former capacity) as a director of TABCORP during the period during which the director holds office as a director of TABCORP and

Notes

1 All persons, other than Messrs Elmslie and Caillard, are directors of TABCORP. The directors of Bidder are Messrs Slatter, Elmslie and Caillard.

for a period of seven years thereafter, or, if a proceeding is brought against a director within the seven years after they cease to be a director of the company, until that proceeding is determined; and

- the director with a limited right to access, and to take copies of, TABCORP Board papers relating to the period during which the director holds office as a director of TABCORP.

TABCORP's constitution provides for the entry into these Director's Deeds.

(e) Directors' insurance

TABCORP maintains an insurance policy for the benefit of the directors of TABCORP which insures them against liability for their conduct as directors of TABCORP and as directors of any subsidiary of TABCORP to the extent permitted by law. This insurance policy also may insure the directors on the terms and subject to the conditions of the policy against civil liabilities which they may incur in relation to the Offer.

9.19 Consents

This Bidder's Statement contains statements made by, or statements based on statements made by, TABCORP. TABCORP has consented to being named in this Bidder's Statement and has consented to the inclusion of:

- each statement it has made; and
- each statement which is said in this Bidder's Statement to be based on a statement it has made,

in the form and context in which the statements have been included, and has not withdrawn that consent.

The following firms and companies have given, and have not at the date of this Bidder's Statement withdrawn, their written consent to being named in this Bidder's Statement and to the inclusion of the following information in the form and context in which it is included. None of the following firms and companies have caused or authorised the issue of this Bidder's Statement or have in any way been involved in the making of the Offer. The Offer is made by Bidder.

Ernst & Young has consented to the inclusion in this Bidder's Statement of the Independent Accountant's Report on the Pro-Forma Historical Information and all references to that report in the form and context in which those references are included.

Pitcher Partners has consented to the inclusion in this Bidder's Statement of the Investigating Accountant's Report on the Forecast and Pro-Forma Information and all references to that report in the form and context in which those references are included.

Standard & Poor's (Australia) Pty Ltd (trading as Standard & Poor's) has consented to the inclusion of the statements concerning TABCORP's credit rating from Standard & Poor's in the form and context in which those references are included. Standard & Poor's ratings and rating estimates are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities. Ratings and rating estimates are based on information available to Standard & Poor's and ratings or rating estimates may change at any time should there be any change in relevant information.

In addition, this Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX, and statements made by, or based on statements made by, the New South Wales government and the NSW Casino Control Authority (see section 9.2).

9.20 Expiry date

No securities will be issued on the basis of this Bidder's Statement after the date which is 13 months after the date of this Bidder's Statement.

9.21 Other material information

Except as disclosed in this Bidder's Statement, there is no other information that:

- is material to the making of the decision by a Tab Shareholder whether or not to accept the Offer; and
- is known to Bidder,

Section 10

The Offer

10. The Offer

10.1 The Offer

(a) Bidder offers to acquire **all** of your Tab Shares on the terms and subject to the conditions set out in this section 10.

(b) Subject to the terms of this Offer, in particular section 10.6(g), the consideration offered by Bidder is:

(i) $2.00 cash multiplied by the total number of Tab Shares which Bidder acquires from you under this Offer; and

(ii) the number of TABCORP Shares (subject to rounding as described in section 10.1(c)) determined by:

(A) if the TABCORP VWAP is equal to, or less than, $11.36 - multiplying 0.22 by the total number of Tab Shares which Bidder acquires from you under this Offer;

(B) if the TABCORP VWAP is between $11.36 and $12.50 (but excluding those exact amounts) - multiplying $2.50 by the total number of Tab Shares which Bidder acquires from you under this Offer and dividing the result by the TABCORP VWAP; or

(C) if the TABCORP VWAP is equal to, or more than, $12.50 - multiplying 0.20 by the total number of Tab Shares which Bidder acquires from you under this Offer.

The ***TABCORP VWAP*** will be the volume weighted average share price (calculated to two decimal places) for TABCORP Shares traded on ASX (excluding any and all Special Crossings, Crossings prior to the commencement of Normal Trading, Crossings during the Closing Phase or the After Hours Adjust Phase, overseas trades and overnight Crossings or trades pursuant to the exercise of options over TABCORP Shares and any trades which Bidder reasonably decides to exclude on the basis that they are not representative of the general price at which TABCORP Shares are trading on ASX in the context of trading in TABCORP Shares on any day on which the trades took place) during the VWAP Period as calculated by ASX. In this paragraph, the terms ***After Hours Adjust Phase, Closing Phase, Crossing, Normal Trading*** and ***Special Crossing*** have the meanings given to them in the ASX Market Rules.

(c) Subject to section 10.1(d), if you would otherwise become entitled to a fraction of a TABCORP Share as a result of your acceptance of this Offer in addition to the number of whole TABCORP Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(i) of less than 0.5 will be rounded down to zero; or

(ii) of 0.5 or more will be rounded up to one TABCORP Share.

(d) If Bidder reasonably believes that any parcel or parcels of Tab Shares has or have been created or manipulated to take advantage of the rounding provision in section 10.1(c), then any fractional entitlement to a TABCORP Share arising in relation to that parcel, or those parcels, will be rounded down so that the entitlement to TABCORP Shares arising in relation to each parcel consists of the nearest whole number of TABCORP Shares only and the fractional entitlement will be disregarded.

(e) If you accept this Offer, Bidder will be entitled to all Rights in respect of your Tab Shares which it acquires under this Offer, as well as your Tab Shares themselves (see sections 10.5(c) and 10.6(c)).

(f) An offer in this form and bearing the same date is being made to:

(i) each person registered as the holder of Tab Shares in the register of Tab Shareholders as at 9.00 am on the Register Date; and

(ii) any person who becomes registered as the holder of Tab Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, other securities convertible into Tab Shares (including Tab Options) and which are on issue at the Register Date.

(g) If at the time this Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of some or all of your Tab Shares then:

   (i) a corresponding offer will be deemed to have been made to that other person in respect of those Tab Shares;

   (ii) a corresponding offer will be deemed to have been made to you in respect of any other Tab Shares you hold to which this Offer relates; and

   (iii) this Offer will be deemed to have been withdrawn immediately after that time.

(h) If at any time during the Offer Period you are registered or entitled to be registered as the holder of one or more parcels of Tab Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate offer on the same terms as this Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the offer for all of a parcel, you must comply with the procedure in section 653B(3) of the Corporations Act. If, for the purposes of complying with that procedure, you require additional copies of this Bidder's Statement and the Acceptance Form, please call the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or +61 2 9240 7442 (from outside Australia) to request those additional copies.

(i) Beneficial owners whose Tab Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

(j) This Offer is dated 21 April 2004.

10.2 Offer Period

(a) This Offer will remain open for acceptance during the period commencing on the date the first Offer is made and ending at 7.00 pm on 25 May 2004, unless it is withdrawn or extended in accordance with the Corporations Act.

(b) Bidder may, in accordance with the Corporations Act, extend the period during which this Offer remains open for acceptance.

10.3 Official quotation of TABCORP Shares

(a) The consideration offered by Bidder under the Offer includes TABCORP Shares. The shares offered as consideration will be issued by TABCORP, will be issued fully paid and will rank equally with existing TABCORP Shares from the date of issue, except that they will not be entitled to participate in the TABCORP interim dividend announced on 19 February 2004 in respect of the year ending 30 June 2004 (which is scheduled to be paid on 6 April 2004).

(b) TABCORP has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by ASX.

(c) This Offer and any contract that results from your acceptance of this Offer are subject to the condition set out in section 625(3) of the Corporations Act. If that condition is not fulfilled, any contract that results from your acceptance of this Offer will be automatically void.

(d) The condition set out in section 625(3) of the Corporations Act is not a defeating condition for the purposes of the Corporations Act, and is not of the same nature as the conditions set out in section 10.7. Section 625(3) of the Corporations Act provides that this Offer cannot be freed of the condition prescribed in that section, and consequently no statement made by Bidder, or any other member of the TABCORP Group, can be taken to be a waiver of that condition.

(e) Official quotation of securities by ASX is not granted automatically on application.

10. The Offer (cont'd)

10.4 How to accept this Offer

(a) General

(i) Subject to sections 10.1(g) and 10.1(h), you may **only** accept this Offer for **all** of your Tab Shares.

(ii) You may accept this Offer at any time during the Offer Period.

(iii) Sections 10.4(b) and 10.4(c) refer, amongst other things, to the different Acceptance Forms for use to accept this Offer depending on the nature of your Tab Shareholding. You will only be sent one Acceptance Form with this Bidder's Statement, which will be the Acceptance Form to be used in relation to your Tab Shares.

(b) Issuer sponsored holdings

If your Tab Shares are held on Tab's issuer sponsored subregister (in which case your Securityholder Reference Number will commence with 'I'), to accept this Offer in respect of those Tab Shares you must:

(i) **complete** and **sign** the enclosed blue Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form; and

(ii) **return** the Acceptance Form (using the enclosed reply paid envelope), together with all other documents required by the terms of the Offer and the instructions on the Acceptance Form, so that they are **received** before the end of the Offer Period at one of the addresses indicated on the Acceptance Form.

(c) CHESS Holdings

If your Tab Shares are held in a CHESS Holding (in which case your Holder Identification Number will commence with 'X'), to accept this Offer in respect of those Tab Shares:

(i) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(ii) if you are not the Controlling Participant, you may either:

(A) **instruct** your Controlling Participant, in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules, such initiation to occur before the end of the Offer Period. If you choose to accept this Offer in this way, your Controlling Participant will be obliged by Rule 14.14.1 of the ASTC Settlement Rules to initiate the acceptance within the following timeframes:

(1) if you specify a time when or by which this Offer must be accepted, in accordance with those instructions; or

(2) otherwise, by End of Day (as defined in the ASTC Settlement Rules) on the date that you instruct the Controlling Participant to accept this Offer or, if the Offer Period ends on the day you provide those instructions, before the end of the Offer Period; or

(B) otherwise, **complete, sign** and **return** the enclosed pink Acceptance Form (using the enclosed reply paid envelope) in accordance with the terms of the Offer and the instructions on the Acceptance Form, together with all other documents required by those instructions, so that they are **received** before the end of the Offer Period at one of the addresses indicated on the Acceptance Form and as such authorise Bidder to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules.

(d) **Status and receipt of the Acceptance Form**

(i) The Acceptance Form which accompanies this Bidder's Statement forms part of this Offer.

(ii) To accept this Offer using the Acceptance Form, you should complete and sign the Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form, and return the Acceptance Form (using the enclosed reply paid envelope), together with all other documents required by the terms of the Offer and the instructions on the Acceptance Form, so that they are received before the end of the Offer Period at one of the relevant addresses indicated on the Acceptance Form. When using the Acceptance Form to accept this Offer in respect of Tab Shares in a CHESS Holding, you must ensure that the Acceptance Form (and the other required documents) are received in sufficient time for Bidder to give instructions to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the end of the Offer Period.

(iii) By signing and returning the Acceptance Form in respect of Tab Shares in a CHESS Holding you will be deemed to have irrevocably authorised Bidder (and any nominee or nominees of Bidder) to:

(A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of all such Tab Shares in accordance with Rule 14.14 of the ASTC Settlement Rules; and

(B) give any other instructions concerning those Tab Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant.

(iv) Notwithstanding sections 10.4(b), 10.4(c)(ii)(B) and 10.4(d)(ii), Bidder may, at its discretion and without further communication with you, treat any Acceptance Form received before the end of the Offer Period at one of the addresses indicated on the Acceptance Form, or such other address as may be acceptable to Bidder, as valid, even if one or more of the requirements for acceptance have not been complied with (other than the requirement for your acceptance to be received prior to the end of the Offer Period).

(v) The transmission of the Acceptance Form and other documents is at your own risk.

10.5 Effect of acceptance

(a) Once you have accepted this Offer, you will be able to revoke your acceptance at any time while either of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has not been satisfied or waived. When each of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has been satisfied or waived, you will be unable to revoke your acceptance and the contract resulting from your acceptance of this Offer will be binding on you, except as follows:

(i) if, by the relevant times specified in section 10.5(b), the conditions in section 10.7 have not been satisfied or waived in accordance with section 10.10, the Offer will automatically terminate and your Tab Shares will be returned to you; or

(ii) if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 10.7, you may be able to withdraw your acceptance and have your Tab Shares returned to you under section 650E of the Corporations Act. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purpose of section 10.5(a)(i) are:

(i) in the case of the conditions in section 10.7(h) - three business days after the end of the Offer Period; and

(ii) in the case of the other conditions in section 10.7 - the end of the Offer Period.

(c) By accepting this Offer in accordance with section 10.4, you will, or will be deemed to, have:

(i) accepted this Offer (and any variation of it) in respect of all of your Tab Shares (even if the number of Tab Shares specified on the Acceptance Form differs from the number of your Tab Shares) and agreed to the terms and conditions of this Offer;

(ii) subject to the Offer becoming or being declared free from the conditions set out in section 10.7, agreed to transfer all of your Tab Shares to Bidder in accordance with this Offer;

(iii) represented and warranted to Bidder that, at the time of acceptance and at the time the transfer of your Tab Shares to Bidder is registered, all of your Tab Shares are and will be fully paid, and Bidder will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in your Tab Shares to Bidder;

(iv) appointed Bidder and each of its directors, secretaries and officers severally as your true and lawful attorney, with effect from the later of the acceptance of this Offer and the date that any contract resulting from acceptance of this Offer becomes, or is declared, free from its conditions, with power to do all things which you could lawfully do concerning your Tab Shares or in exercise of any right derived from the holding of your Tab Shares, including (without limiting the generality of the foregoing):

(A) attending and voting at any meeting of Tab;

(B) demanding a poll for any vote to be taken at any meeting of Tab;

(C) proposing or seconding any resolution to be considered at any meeting of Tab;

(D) requisitioning the convening of any meeting of Tab and convening a meeting pursuant to any such requisition; and

(E) doing all things incidental or ancillary to any of the foregoing,

and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Bidder as the intended registered holder and beneficial holder of your Tab Shares. This appointment is irrevocable and terminates upon registration of a transfer to Bidder of your Tab Shares. Bidder will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph;

(v) (if, before the issue of the TABCORP Shares to which you are entitled as a result of your acceptance of this Offer, you are a Participating Tab Shareholder in respect of the Share Sale Facility) appointed UBS Securities Australia and its nominee severally as your agent to receive (pursuant to sections 10.6(e)(i)(B) and 11.5(b)) the relevant Sale Shares to which you are entitled as a result of your acceptance of this Offer;

(vi) represented and warranted to Bidder that you are not a Foreign Shareholder, unless otherwise indicated on the Acceptance Form;

(vii) acknowledged and agreed that if you indicate on the Acceptance Form that you are a Foreign Shareholder, or if Bidder believes that you are a Foreign Shareholder, Bidder will arrange for any TABCORP Shares otherwise issuable to you to be issued and sold, and for the net proceeds to be remitted to you, as described in section 10.6(g);

(viii) agreed to fully indemnify Bidder in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or your Securityholder Reference Number or in consequence of the transfer of your Tab Shares to Bidder being registered by Tab without production of your Holder Identification Number or your Securityholder Reference Number;

(ix) irrevocably authorised Bidder (or any nominee or nominees of Bidder) to alter the Acceptance Form by rectifying any errors in or omissions from the Acceptance Form as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of all of your Tab Shares to Bidder;

(x) irrevocably authorised and directed Tab to pay to Bidder, or to account to Bidder for, all Rights in respect of your Tab Shares subject, however, to any such Rights received by Bidder being accounted for by Bidder to you if this Offer is withdrawn or any contract resulting from your acceptance of this Offer is rescinded or rendered void;

(xi) irrevocably authorised Bidder (and any nominee or nominees of Bidder) to notify Tab on your behalf that the address for the purpose of serving notices upon you in respect of your Tab Shares is the address specified by Bidder in the notification;

(xii) irrevocably authorised Bidder (and any nominee or nominees of Bidder) to cause a message to be transmitted in accordance with ASTC Settlement Rule 14.17.1 (and at a time permitted by ASTC Settlement Rule 14.17.1(b)) so as to transfer your Tab Shares to the Takeover Transferee Holding, regardless of whether Bidder has at that time paid the consideration due to you under this Offer;

(xiii) authorised TABCORP to issue to you the TABCORP Shares you are entitled to receive under this Offer and to register your name in the TABCORP register of members in respect of those TABCORP Shares, and agreed that you will be bound by the constitution of TABCORP; and

(xiv) agreed, subject to the conditions in section 10.7 being satisfied or waived, to execute all documents, transfers and assurances as may be necessary or desirable to convey your Tab Shares and Rights to Bidder.

10.6 Provision of consideration by Bidder

(a) Subject to this section 10.6 and the Corporations Act, if you accept this Offer and the conditions of the Offer and of any contract resulting from acceptance of this Offer are satisfied or waived, Bidder will provide the consideration (as set out in section 10.1(b)) to you on or before the earlier of:

(i) one month after the date of your acceptance or, if at the time of your acceptance this Offer is subject to a defeating condition, within one month after the contract resulting from your acceptance of this Offer becomes, or is declared, unconditional; and

(ii) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is received with your acceptance, Bidder will provide the consideration in accordance with section 10.6(a);

(ii) if that document is received after your acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after the contract resulting from your acceptance of this Offer becomes, or is declared, unconditional; and

(B) 21 days after the end of the Offer Period;

(iii) if that document is received after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after that document is received; and

(B) 21 days after the end of the Offer Period; and

(iv) if that document is received after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is received. However, if, at the time that document is received, the contract resulting from acceptance of this Offer is still subject to a defeating condition that relates to a circumstance or event specified in section 10.7(h), Bidder will provide the consideration within 21 days after the contract becomes, or is declared, unconditional.

(c) If you accept this Offer, Bidder is entitled to all Rights in respect of your Tab Shares. Bidder may require you to provide all documents necessary to vest title to those Rights in Bidder, or otherwise to give Bidder the benefit or value of those Rights. If you do not do so, or if you have received the benefit of those Rights, Bidder will be entitled to deduct from the consideration payable in accordance with the terms of this Offer the amount (or an amount equal to the value, as reasonably assessed by Bidder) of those Rights.

(d) Payment of any cash amount to which you are entitled will be made by cheque drawn in Australian currency in your favour. The cheque will be sent to you, at your risk, by ordinary mail (or, in the case of Tab Shareholders with addresses outside Australia, by airmail) to your address as shown in Tab's register of members.

(e) The obligation of TABCORP to allot and issue any TABCORP Shares to which you are entitled under this Offer will be satisfied:

(i) if at the time at which the TABCORP Shares to which you are entitled as a result of acceptance of this Offer are allotted and issued:

(A) you are not a Participating Tab Shareholder in relation to the Share Sale Facility, by TABCORP entering your name on the register of members of TABCORP; or

(B) you are a Participating Tab Shareholder in relation to the Share Sale Facility, by TABCORP allotting and issuing such number of those TABCORP Shares as are Sale Shares to UBS Securities Australia (or its nominee) for the purpose of sale under the Share Sale Facility, and by entering your name on the register of members of TABCORP in respect of the remainder of the TABCORP Shares (if any) to which you are entitled under this Offer; and

(ii) if your name is entered into the issuer sponsored subregister of TABCORP, by TABCORP no later than five business days after your name is entered in the register of members of TABCORP, despatching or procuring the despatch to you, by pre-paid post to your address as shown on the Acceptance Form or such other address as you may notify to Bidder in writing before despatch, a holding statement in accordance with ASX Listing Rule 8.6. If your Tab Shares are held in joint names and those names are entered into the issuer sponsored subregister of TABCORP, the holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in Tab's register of members.

(f) If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:

(i) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(ii) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);

(iii) the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth);

(iv) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(v) any other law of Australia that would make it unlawful for Bidder to provide consideration for your Tab Shares,

applies then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Bidder. See section 9.12 for information as to whether this restriction applies to you.

(g) If you are a Foreign Shareholder, you will not be entitled to receive TABCORP Shares as part of the consideration for your Tab Shares as a result of acceptance of this Offer, and Bidder will:

(i) arrange for the issue to a nominee approved by ASIC (the ***Nominee***) of the number of TABCORP Shares to which you and all other Foreign Shareholders would have been entitled but for this section 10.6(g) and the equivalent provision in each other offer under the Offer;

(ii) cause the TABCORP Shares so issued to be offered for sale by the Nominee on ASX as soon as practicable and otherwise in the manner, at the price and on such other terms and conditions as are determined by the Nominee; and

(iii) cause the amount ascertained in accordance with the formula below to be paid to you:

$$\frac{P \times N}{T}$$

where:

P is the amount (if any) remaining after deducting the expenses of sale from the proceeds of sale of the TABCORP Shares issued to the Nominee under this section 10.6(g) and the equivalent provision in each other offer under the Offer;

N is the number of TABCORP Shares which would, but for this section 10.6(g), otherwise have been issued to you under this Offer; and

T is the total number of TABCORP Shares issued to the Nominee under this section 10.6(g) and the equivalent provision in each other offer under the Offer.

Payment of the amount referred to in this section 10.6(g) will be made by cheque in Australian dollars or, if this is unlawful, the currency of the jurisdiction of your residence (as shown in the register of members of Tab).

10.7 Conditions

Subject to this section 10.7, this Offer and any contract resulting from acceptance of this Offer are subject to the fulfilment of the following conditions.

(a) Minimum acceptance

At the end of the Offer Period, Bidder and its associates have relevant interests in more than 50.0% of the Tab Shares.

(b) Totalizator Amendment Act

(i) Before the end of the Offer Period, all sections of the Totalizator Amendment Act have commenced.

(ii) Before the end of the Offer Period, the NSW Racing Minister has nominated Bidder for the purpose of section 37A of the Privatisation Act (as amended by the Totalizator Amendment Act), and therefore for the purpose of the Totalizator Act (as amended by the Totalizator Amendment Act), by notice published in the New South Wales Government Gazette.

(iii) Before the end of the Offer Period, NSW Racing has acknowledged in writing to the NSW Racing Minister its approval of unconditional arrangements with TABCORP and Tab that satisfy the requirements of section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act).

(c) ACCC

(i) At the end of the Offer Period, the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of Tab Shares by Bidder under the Offer.

(ii) Before the end of the Offer Period, the notice in writing received by TABCORP from the ACCC stating, or stating to the effect, that:

(A) the ACCC does not propose to intervene or seek to prevent the acquisition of Tab Shares by Bidder pursuant to section 50 of the *Trade Practices Act 1974* (Cth); and

(B) the ACCC does not seek to impose conditions on Bidder's acquisition of shares in Tab or require undertakings from Bidder (or any Related Entity of Bidder) in relation to the acquisition of Tab Shares,

has not been withdrawn, revoked or amended.

(d) Other regulatory approvals

Before the end of the Offer Period, all Approvals as are necessary to permit the Offer to be lawfully made to and accepted by Tab Shareholders are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same. For the purposes of this section 10.7(d), an Approval from the State of New South Wales will be deemed to be on an unconditional basis, notwithstanding that it is conditional on TABCORP giving undertakings to the State of New South Wales consistent with those summarised in sections 4.3(c) and 4.3(d) in relation to the divestiture of the Tab Gaming Division or the withdrawal or cancellation of the Investment Licence.

(e) No regulatory actions

Between the Announcement Date and the end of the Offer Period (each inclusive):

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii) no action or investigation is announced, commenced or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than by Bidder or any of its associates),

in consequence of or in connection with the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel for the purpose or in exercise of the powers and discretions conferred on it by the Corporations Act) which restrains or prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Offer or the acquisition of Tab Shares under the Offer or the completion of any transaction contemplated by this Bidder's Statement, or seeks to require the divestiture by Bidder of any Tab Shares, or the divestiture of any material assets of the Tab Group (other than the divestiture of the Tab Gaming Division, and the withdrawal or cancellation of the Investment Licence, as described in sections 4.3(c) and 4.3(d)) or the TABCORP Group.

(f) No material adverse change

Before the end of the Offer Period, no event, change or condition occurs, is announced or becomes known to Bidder (whether or not it becomes public) where that event, change or condition has had, or could reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Tab Group, taken as a whole, since 30 June 2003, or on the status or terms of arrangements entered into by the Tab Group, or on the status or terms of any approvals, licences or permits from Public Authorities applicable to the Tab Group (except for events, changes and conditions publicly announced by Tab or otherwise disclosed in public filings by Tab or any of its subsidiaries prior to the Announcement Date where the relevant disclosure is not, and is not likely to be, incomplete, incorrect, untrue or misleading).

(g) No material acquisitions, disposals or new commitments

Except for any proposed transaction publicly announced by Tab before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the Offer Period (each inclusive):

(i) Tab or any subsidiary of Tab acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such an acquisition, offer or agreement;

(ii) Tab or any subsidiary of Tab disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in Tab's statement of financial position as at 30 June 2003) is, in aggregate greater than $3 million, or makes an announcement in relation to such a disposition, offer or agreement;

(iii) Tab or any subsidiary of Tab enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which would require expenditure, or the foregoing of revenue, by the Tab Group of an amount which is, in aggregate, more than $3 million, other than in the ordinary course of business, or makes an announcement in relation to such an entry, offer or agreement;

(iv) Tab or any subsidiary of Tab enters into, offers to enter into or agrees to enter into (or makes an announcement in relation to such an entry, offer or agreement) any joint venture or partnership, or any agreement, relating to or involving the provision of an equity, profit sharing or other interest in Sky Channel Pty Ltd or the media businesses of the Tab Group that operate under any of the names 'Sky Channel', 'Sky Racing', 'Sky International' or 'Radio 2KY' (including the business and operations of Sky Channel Pty Ltd and its subsidiaries) where that joint venture, partnership or agreement involves a commitment of the Tab Group of greater than 12 months or would require expenditure, or the foregoing of revenue, by the Tab Group of an amount which is, in aggregate, more than $3 million,

and during that period the business of the Tab Group is otherwise carried on in the ordinary and usual course of business.

(h) No prescribed occurrences

During the period from the Announcement Date to the date that is three business days after the end of the Offer Period (each inclusive), none of the following occurrences (being the prescribed occurrences listed in section 652C of the Corporations Act) happens:

(i) Tab converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(ii) Tab or a subsidiary of Tab resolves to reduce its share capital in any way;

(iii) Tab or a subsidiary of Tab enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) Tab or a subsidiary of Tab issues shares (other than as a result of the exercise of Tab Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) Tab or a subsidiary of Tab issues, or agrees to issue, convertible notes;

(vi) Tab or a subsidiary of Tab disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) Tab or a subsidiary of Tab charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) Tab or a subsidiary of Tab resolves to be wound up;

(ix) a liquidator or provisional liquidator of Tab or of a subsidiary of Tab is appointed;

(x) a court makes an order for the winding up of Tab or of a subsidiary of Tab;

(xi) an administrator of Tab or of a subsidiary of Tab is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) Tab or a subsidiary of Tab executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Tab or of a subsidiary of Tab.

(i) Dividends

Between the Announcement Date and the end of the Offer Period (each inclusive), Tab does not make or declare any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than Tab's fully franked 2004 interim dividend of 9 cents per Tab Share (as announced on 6 February 2004).

(j) Loan Facility

(i) Subject to the following, before the earlier of the execution of the Loan Facility Agreement and the end of the Offer Period, no event giving rise to a right for the Banks to terminate the Commitment Letter occurs, unless any such right is waived by the Banks.

(ii) Subject to the following, at the end of the Offer Period all of the conditions precedent to the availability of funds under the Loan Facility Agreement have been either satisfied or waived.

The conditions set out in this section 10.7(j) do not apply to the extent that the occurrence of an event, or the satisfaction of a condition precedent, is within the sole control of the TABCORP Group.

10.8 Nature and benefit of conditions

(a) The conditions in sections 10.7(b)(i) and 10.7(b)(ii) are conditions precedent to Bidder's acquisition of any interest in Tab Shares. Notwithstanding your acceptance of this Offer, unless and until each of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has been satisfied or waived:

(i) no contract for the sale of your Tab Shares will come into force or be binding on you or Bidder;

(ii) Bidder will have no rights (conditional or otherwise) in relation to your Tab Shares;

(iii) if your Tab Shares are held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of those Tab Shares by having your Controlling Participant transmit a valid originating message to ASTC specifying the Tab Shares to be released from the sub-position, in accordance with Rule 14.16 of the ASTC Settlement Rules, at any time prior to the satisfaction or waiver of those conditions; and

(iv) if your Tab Shares are not held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of those Tab Shares by sending a notice to that effect signed by you (or on your behalf, in which case documentation proving that the person or persons signing the notice are authorised to do so must accompany the notice) to any of the addresses specified on the Acceptance Form so that it is received at the relevant address at any time prior to the satisfaction or waiver of those conditions.

(b) Each of the other conditions in section 10.7 is a condition subsequent to the formation of a binding contract upon acceptance of this Offer. The non-fulfilment of any of those conditions will not, until the end of the Offer Period (or in the case of the conditions in section 10.7(h), until three business days after the end of the Offer Period), prevent a contract to sell your Tab Shares resulting from the acceptance of this Offer from arising, but any such non-fulfilment at the end of the Offer Period will entitle Bidder, by notice in writing to you, to rescind a contract that results from your acceptance of this Offer as if that contract had not been formed.

(c) Each of the conditions in each paragraph and each sub-paragraph of section 10.7 constitutes, and is to be construed as, a separate, several and distinct condition. No condition will be taken to limit the meaning or effect of any other condition.

(d) Subject to the Corporations Act and section 10.8(a), Bidder alone is entitled to the benefit of the conditions in section 10.7 and to rely on non-fulfilment of, or to waive compliance with, any of those conditions.

10.9 Satisfaction of conditions

TABCORP and Bidder will each use all reasonable endeavours, and will procure that their subsidiaries will use all reasonable endeavours, to ensure that the condition contained in section 10.7(d) is satisfied as soon as possible after the date of this Bidder's Statement.

10.10 Waiver of conditions

(a) Subject to the Corporations Act, Bidder may free the Offer and any contract resulting from acceptance of the Offer from all or any of the conditions in section 10.7 generally or in relation to a specific occurrence by giving notice in writing to Tab and to ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

   (i) in the case of the conditions in section 10.7(h) - not later than three business days after the end of the Offer Period; and

   (ii) in the case of the other conditions in section 10.7 - not less than seven days before the end of the Offer Period.

(b) If, at the end of the Offer Period (or, in the case of the conditions in section 10.7(h), within three business days after the end of the Offer Period), the conditions in section 10.7 have not been fulfilled and Bidder has not declared the Offer (or the Offer has not become) free from those conditions, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts will be automatically void.

10.11 Notice on status of conditions

The date for giving the notice as to the status of the conditions in section 10.7 required by section 630(1) of the *Corporations Act* is 17 May 2004 (subject to variation in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

10.12 Variation

Bidder may vary this Offer in accordance with the Corporations Act.

10.13 Withdrawal

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If so, Bidder will give notice of the withdrawal to ASX and to Tab and will comply with any other conditions imposed by ASIC.

(b) If Bidder withdraws this Offer, any contract resulting from its acceptance will automatically be void.

10.14 Stamp duty and brokerage

You will not be liable to pay any stamp duty on the transfer of your Tab Shares as a result of acceptance of this Offer. As long as your Tab Shares are registered in your name and you deliver them directly to Bidder, you will not incur any brokerage in connection with your acceptance of this Offer (unless you are a Foreign Shareholder (see section 10.6(g))).

10. The Offer (cont'd)

If you are a beneficial owner whose Tab Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should ask that nominee whether it will charge any transaction fees or service charges in connection with acceptance of the Offer for the relevant Tab Shares.

10.15 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in Victoria, Australia.

Section 11

Share Sale Facility for TABCORP Shares

11. Share Sale Facility for TABCORP Shares

11.1 Description

(a) TABCORP has made arrangements with UBS Securities Australia whereby UBS Securities Australia is making available a Share Sale Facility pursuant to which certain Tab Shareholders will be able to sell the TABCORP Shares that they receive (or are entitled to receive) as a result of acceptance of the Offer, up to a maximum of 200 TABCORP Shares (see section 11.2(c)(iii)).

(b) As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29. The price of TABCORP Shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code 'TAH'.

(c) The provision of the Share Sale Facility is separate to the offer to acquire your Tab Shares under the Offer and does not form part of the consideration for those Tab Shares. The references in:

(i) section 10.6(a) to the term 'the consideration (as set out in section 10.1(b))';

(ii) section 10.6(b) to the term 'the consideration'; and

(iii) all other similar references to the provision of the consideration under the Offer,

do not include a reference to any cash to which you may be entitled as a result of any sale under the Share Sale Facility of any TABCORP Shares which you receive (or are entitled to receive) under the Offer, and Bidder's obligations to you under the Offer will be satisfied by Bidder providing you with the consideration described in section 10.1(b) within the time periods, and in the manner, specified in section 10.6.

11.2 Terms of participation and scope of Share Sale Facility

(a) The Share Sale Facility is only available to Tab Shareholders (and former Tab Shareholders):

(i) whose address, as shown (or as formerly shown prior to the sale of their Tab Shares to Bidder) in Tab's register of members, is a place within Australia or its external territories; and

(ii) who are not (or were not prior to the sale of their Tab Shares to Bidder) holding Tab Shares on behalf of any person resident, or located, in the United States of America,

(such Tab Shareholders being referred to as the ***Eligible Tab Shareholders***), and the Share Sale Facility will only be available in respect of TABCORP Shares that are (or, but for the operation of the Share Sale Facility, would have been) issued to Eligible Tab Shareholders as a result of their acceptance of the Offer. The Share Sale Facility is not available for TABCORP Shares acquired by any other means (even if you receive less than 200 TABCORP Shares as a result of acceptance of the Offer).

(b) Participation in the Share Sale Facility is entirely voluntary (assuming that you are an Eligible Tab Shareholder).

(c) If you are an Eligible Tab Shareholder and you elect to participate in the Share Sale Facility, you:

(i) will do so on the basis of the terms and conditions in this section 11, the warranties and acknowledgements in Annexure H and the terms set out in the Instruction Form, as well as any associated documents provided or made available to Eligible Tab Shareholders in relation to the Share Sale Facility (together the ***Share Sale Facility Documents***);

(ii) will be a Participating Tab Shareholder;

(iii) will do so on the basis that, subject to the operation of section 11.5(a):

(A) if you receive (or are entitled to receive) 200 or fewer TABCORP Shares under the Offer, all of the TABCORP Shares that you receive (or are entitled to receive) will be Sale Shares and will be sold pursuant to the Share Sale Facility; and

(B) if you receive (or are entitled to receive) 201 or more TABCORP Shares under the Offer, only 200 of the TABCORP Shares that you receive (or are entitled to receive) will be Sale Shares and will be sold pursuant to the Share Sale Facility; and

(iv) will not be liable to pay any brokerage, handling fees or stamp duty for the sale of your Sale Shares under the Share Sale Facility. However, you will be liable for any other tax or charge on the sale of your Sale Shares (including, CGT (if any)).

11.3 Electing to participate in the Share Sale Facility

(a) If you are an Eligible Tab Shareholder, you can elect to participate in the Share Sale Facility by providing an ***Election to Participate***, which you can do by any of the following means (as applicable):

(i) at the time that you accept the Offer:

(A) if your Tab Shares are held on Tab's issuer sponsored subregister, by marking the appropriate box on the blue Acceptance Form (and providing the information requested on that form in relation to the Share Sale Facility) and returning the Acceptance Form in accordance with section 10.4(b); or

(B) if your Tab Shares are held in a CHESS Holding, either by:

(1) initiating, or otherwise instructing your Controlling Participant to initiate, an election to participate on CHESS before the end of the Offer Period; or

(2) marking the appropriate box on the pink Acceptance Form (and providing the information requested on that form in relation to the Share Sale Facility) and returning it in accordance with section 10.4(c)(i)(B) so that it is received in sufficient time for Bidder to give instructions to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the end of the Offer Period. By providing an Election to Participate in this way, you will be deemed, in addition to providing the authorisations set out in section 10.4(d)(iii), to have irrevocably authorised Bidder (and any nominee or nominees of Bidder) to instruct your Controlling Participant to initiate an election to participate on CHESS before the end of the Offer Period.

The Acceptance Form sent to you will only contain a box allowing you to elect to participate in the Share Sale Facility if Bidder believes that you are an Eligible Tab Shareholder at the time that it sends the Acceptance Form to you; or

(ii) at any subsequent time during the Sale Facility Acceptance Period:

(A) if, at the time you are providing your election:

(1) you have not yet been issued TABCORP Shares and your Tab Shares are held on Tab's issuer sponsored subregister; or

(2) you have been issued TABCORP Shares as partial consideration for your acceptance of the Offer and those shares are held on TABCORP's issuer sponsored subregister,

by contacting the Registrar on 1300 665 661 and requesting that you be provided with the appropriate form, and then completing and signing that form and returning it so that it is received at an address specified on the form before 5.00 pm (Sydney time) on the last day of the Sale Facility Acceptance Period; or

(B) if, at the time you are providing your election:

(1) you have not yet been issued TABCORP Shares and your Tab Shares are held in a CHESS Holding; or

(2) you have been issued TABCORP Shares as partial consideration for your acceptance of the Offer and those shares are held in a CHESS Holding,

by contacting the Registrar on 1300 665 661 and requesting that you be provided with the appropriate form, and then completing and signing that form and returning it to your Controlling Participant with instructions for your Controlling Participant to affix its stamp to the form to confirm its approval of:

(3) the sale of your Sale Shares under the Share Sale Facility; and

(4) TABCORP initiating a holding adjustment to move the Sale Shares, once issued, to TABCORP's issuer sponsored subregister,

and to return the form so that it is received at an address specified on the form before 5.00 pm (Sydney time) on the last day of the Sale Facility Acceptance Period. If you are the Controlling Participant, you can return your form directly to such an address within that time period provided that you have stamped the form to confirm your approval of the matters set out in paragraphs (3) and (4) of this section 11.3(a)(ii)(B).

No Election to Participate provided under this section 11.3(a)(ii) will be effective until all of the relevant steps set out above have been completed, unless compliance with the relevant requirement is waived under section 11.5(d).

(b) TABCORP reserves the right, on behalf of UBS Securities Australia and for any reason, to modify the timetable for, or to suspend (for any period of time) the operation of, the Share Sale Facility (including to suspend the ability of people to elect to participate in, or to suspend the sale of Sale Shares under, the Share Sale Facility) in its sole discretion. Any such modification or suspension will be announced to ASX and advertised as soon as practicable by TABCORP in 'The Australian' newspaper.

11.4 Roles of the Registrar and UBS Securities Australia

(a) Each Participating Tab Shareholder irrevocably appoints UBS Securities Australia as execution-only broker to sell all of the Participating Tab Shareholder's Sale Shares on behalf of the Participating Tab Shareholder in accordance with the Share Sale Facility Documents. Instructions from Participating Tab Shareholders will be taken to be provided to UBS Securities Australia at the time that the Registrar advises UBS Securities Australia of the batch in which the relevant Participating Tab Shareholder's Sale Shares are included in accordance with the Share Sale Facility Documents.

(b) UBS Securities Australia's appointment as 'execution-only' broker means that UBS Securities Australia is not, nor are Bidder, TABCORP or the Registrar, giving, nor are any of them obliged to give, any advice to you. This section 11 does not constitute advice or a recommendation by any of the above to buy, sell or hold securities in TABCORP, nor that the Share Sale Facility or any other facility is the best way to sell your Sale Shares. Accordingly, before you elect to use the Share Sale Facility you should ensure that the Share Sale Facility meets your own objectives, financial situation and needs. If you are unsure of what action to take you should consult a licensed financial adviser. TABCORP will pay brokerage (and any applicable GST) to UBS Securities Australia in relation to the sale of Sale Shares under the Share Sale Facility.

(c) The Registrar will assist in the administration of the Share Sale Facility, including by processing Instruction Forms and other Elections to Participate, collating and advising UBS Securities Australia of batches of Sale Shares and liaising with UBS Securities Australia in relation to sales of Sale Shares, issuing transaction confirmation statements and remitting sale proceeds to Participating Tab Shareholders. TABCORP will pay any handling fees (and any applicable GST) to the Registrar in respect of its role in relation to the Share Sale Facility.

(d) TABCORP and UBS Securities Australia are irrevocably authorised by each Participating Tab Shareholder to do all things and execute all documents (including to effect any holding adjustment, securities transformation or other transmission or transaction in relation to a Participating Tab Shareholder's holding of Sale Shares and whether personally or, where practicable, through an agent) to facilitate the sale of all the Sale Shares of the Participating Tab Shareholder by UBS Securities Australia as broker under the Share Sale Facility.

11.5 Elections to Participate

(a) Once a Participating Tab Shareholder has provided their Election to Participate, they are not permitted to sell any of their Sale Shares outside the Share Sale Facility. However, if before the Election to Participate is processed, the number of TABCORP Shares held by an Eligible Tab Shareholder is less than the number of TABCORP Shares issued to that Eligible Tab Shareholder under the Offer, the Election to Participate provided by that Eligible Tab Shareholder will be taken as an instruction to sell their reduced holding of TABCORP Shares (up to a maximum of 200 TABCORP Shares).

(b) Where a Participating Tab Shareholder elects to participate in the Share Sale Facility before any TABCORP Shares are issued to them as a result of their acceptance of the Offer, they will, or will be deemed, to direct TABCORP to issue the relevant Sale Shares directly to UBS Securities Australia (or its nominee) in a holding on TABCORP's issuer sponsored subregister for the purpose of sale under the Share Sale Facility. This direction will be taken to be given even if the relevant Tab Shares were held in a CHESS Holding and regardless of whether a Holder Identification Number may be specified on the Participating Tab Shareholder's Election to Participate. (See also section 10.5(c)(v).)

(c) Where a Participating Tab Shareholder elects to participate in the Share Sale Facility after TABCORP Shares are issued to them as a result of their acceptance of the Offer, they will, or will be deemed to, authorise the transfer of their Sale Shares to UBS Securities Australia (or its nominee) for the purpose of sale under the Share Sale Facility.

(d) TABCORP may, in its sole discretion, at any time determine on behalf of UBS Securities Australia that an Election to Participate is valid in accordance with the Share Sale Facility Documents, even if the Election to Participate is incomplete, contains errors or is otherwise defective. TABCORP (or any agent of TABCORP acting on its instructions) may correct any error in or omission from an Instruction Form and complete the Instruction Form by the insertion of any missing details.

(e) Notwithstanding section 11.5(d), neither TABCORP nor UBS Securities Australia is under any obligation to accept any Election to Participate, whether completed correctly or not. In particular, an Election to Participate may not be accepted if it is not received in accordance with section 11.3(a) or if there is reason to believe that the relevant Eligible Tab Shareholder cannot provide one or more of the warranties and acknowledgements set out in Annexure H.

11.6 Sales of Sale Shares - General

(a) Sales of TABCORP Shares under the Share Sale Facility will not commence until after the end of the VWAP Period.

(b) UBS Securities Australia may elect (at its sole discretion) to sell all of the Sale Shares of Participating Tab Shareholders whose Elections to Participate are received before the end of the VWAP Period either:

  (i) in the Book Build in accordance with section 11.7; or

  (ii) otherwise, in accordance with section 11.8.

(c) All Non-Book Build Shares will be sold in accordance with section 11.8.

(d) The Registrar will process Elections to Participate and will aggregate valid Elections to Participate according to the order in which they are processed to form batches to be sold by UBS Securities Australia. The Registrar will advise UBS Securities Australia of the number of Sale Shares available to be sold in respect of each batch as batches become available (taking into account, amongst other things, the time at which the relevant Sale Shares are issued) and UBS Securities Australia will (subject to the operation of section 11.7) sell the batches of Sale Shares in the order in which the instructions in relation to each batch are provided by the Registrar.

(e) The price (the ***Sale Price***) that a Participating Tab Shareholder will receive for each of their Sale Shares that are sold under the Share Sale Facility will be:

(i) in the case of a Book Build Share, the volume weighted average price at which each Book Build Share is sold under the Book Build; and

(ii) in the case of a Non-Book Build Share, the volume weighted average price achieved by UBS Securities Australia for the sale of all Non-Book Build Shares sold by UBS Securities Australia under the Share Sale Facility for the batch of Sale Shares within which the Non-Book Build Share is sold.

The Sale Price will be calculated by UBS Securities Australia and may not be challenged in the absence of manifest error.

(f) **Participating Tab Shareholders should note that they will not have control over the time of the sale of their Sale Shares, and therefore will not be able to personally ensure that the sale occurs at a certain price. The Sale Price will depend upon the market conditions prevailing at the time of the sale and may be different to the TABCORP VWAP, the price of TABCORP Shares appearing in the newspaper or quoted by ASX on the day that a Participating Tab Shareholder's Election to Participate is sent or otherwise provided or on any other day, and may not be the best execution price on the Trading Day or Trading Days that the Participating Tab Shareholder's Sale Shares are sold. If a large number of Sale Shares are sold under the Share Sale Facility at the same time as a Participating Tab Shareholder's Sale Shares (whether that sale occurs on ASX or under the Book Build), this may have an adverse effect on the Sale Price that the Participating Tab Shareholder receives for their Sale Shares. Different Participating Tab Shareholders may receive different Sale Prices for their Sale Shares.** None of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other person will on any account be liable, and a Participating Tab Shareholder may not bring any claim or action against them, for not having sold Sale Shares at any specific price or on any specific date.

(g) The proceeds of sale of the Sale Shares under the Book Build, and in each batch, will be transferred as soon as practicable following settlement from the general trust accounts of UBS Securities Australia to an account nominated and maintained by a member of the TABCORP Group, for the purpose of effecting payment to the relevant Participating Tab Shareholders in accordance with section 11.9.

11.7 Sales of TABCORP Shares - Book Build

(a) The sale of the Book Build Shares will be conducted by UBS Securities Australia by way of a non-underwritten book build.

(b) Institutional investors will be invited to submit bids for the Book Build Shares. Bids may be at various prices.

(c) The price at which the Book Build Shares are sold will be determined by UBS Securities Australia with the approval of TABCORP, having regard to the range of bids received under the Book Build and the objective of obtaining the best price for the Book Build Shares reasonably obtainable and there being an orderly market for TABCORP Shares.

(d) UBS Securities Australia will (subject to this section 11.7(d)) seek to effect the sale (although not necessarily the settlement of the sale) of the Book Build Shares under the Book Build as soon as practicable, and in any event within 10 Business Days, after all of the Book Build Shares have been allotted and issued (which will not occur until after the end of the VWAP Period). However, UBS Securities Australia may, in its sole discretion, delay the sale of the Book Build Shares if it considers that to be in the best interests of the relevant Participating Tab Shareholders.

(e) The Book Build will be effected by way of one or more Special Crossings (as that term is defined in the ASX Market Rules).

(f) UBS Securities Australia may elect not to proceed with the Book Build at any time up until any agreement has been reached to sell Book Build Shares under the Book Build. If the Book Build is discontinued under this section 11.7(e), the Book Build Shares will become Non-Book Build Shares to be sold pursuant to section 11.8.

11.8 Sales of TABCORP Shares - Ordinary course of business

(a) UBS Securities Australia may sell the Non-Book Build Shares of a Participating Tab Shareholder at any time during the period commencing from the later of the time at which:

(i) the period referred to in section 11.6(a) has ended; and

(ii) the Participating Tab Shareholder's Non-Book Build Shares are allotted and issued,

and ending on the date that is two weeks after the end of the Sale Facility Acceptance Period.

(b) UBS Securities Australia will (in its sole discretion) place one or more orders to sell all Non-Book Build Shares comprising a batch on ASX in the ordinary course of business (including, in UBS Securities Australia's sole discretion, by crossings). The Non-Book Build Shares included in a batch may therefore be sold by multiple trades at different prices.

(c) Without limitation to section 11.8(a), the Non-Book Build Shares included in a batch will generally be sold on the Trading Day following the day on which the Registrar advises that a batch is available for sale under section 11.6(d) or as soon as practicable thereafter. However, UBS Securities Australia may, in its sole discretion, delay the sale of some or all of the Non-Book Build Shares available to be sold on any Trading Day, if it considers that to be in the best interests of the relevant Participating Tab Shareholders (for example, because it considers market conditions to be unsuitable or to avoid an excessive concentration of sales on a particular Trading Day).

11.9 Payment and confirmation

(a) Sale proceeds calculated in accordance with section 11.6(g) will be paid to each Participating Tab Shareholder:

(i) within 10 business days after the settlement of the sale of the last of the Sale Shares of the relevant Participating Tab Shareholder; and

(ii) in Australian dollars by cheque posted to the address for that Participating Tab Shareholder as formerly shown in the register of members of Tab prior to the sale of their Tab Shares to Bidder, or (if relevant) as shown in the register of members of TABCORP, and made payable to the name or names on the relevant register, at the risk of the Participating Tab Shareholder.

(b) The Registrar will notify each Participating Tab Shareholder, by way of a transaction confirmation statement issued on behalf of UBS Securities Australia sent to the address for the Participating Tab Shareholder (as determined in accordance with section 11.9(a)(ii)), of the number of the Participating Tab Shareholder's Sale Shares sold under the Share Sale Facility and the Sale Price for those Sale Shares, within 10 business days after the settlement of the sale of the last of those Sale Shares.

11.10 Warranties and acknowledgements

By signing and returning an Instruction Form, or otherwise validly electing to participate in the Share Sale Facility, each Participating Tab Shareholder will, or will be deemed to, provide the warranties, acknowledgments, agreements and appointments set out in Annexure H.

This page has been left blank intentionally.


tab sp°rtsbet
tab f°otytip
TAB
CONRAD
JUPITERS

Section 12

Definitions and Interpretation

12. Definitions and Interpretation

12.1 Definitions

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

ACCC	means the Australian Competition and Consumer Commission.
Acceptance Form	means the acceptance form enclosed with this Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of Bidder.
Alternative Arrangement	has the meaning given in section 9.7(b).
Announcement Date	means 23 February 2004.
Approvals	means all regulatory approvals or consents (other than approvals or consents the absence of which would not have a material adverse effect on the assets or operations of the TABCORP Group or the Tab Group) which are required by law or by any Public Authority.
ASIC	means the Australian Securities and Investments Commission.
ASTC	means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).
ASTC Settlement Rules	means the operating rules of the settlement facility provided by ASTC.
ASX	means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.
ASX Listing Rules	means the Listing Rules of ASX.
ASX Market Rules	means the Market Rules of ASX (being part of the operating rules of ASX).
AWA	means AWA Limited (ABN 35 000 005 916).
Banks	has the meaning given in section 6.5(a).
BI Gaming	means BI Gaming Corporation.
Bid Period	means the period between the date on which this Bidder's Statement was provided to Tab and the end of the Offer Period (both inclusive).
Bidder	means TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084), a wholly-owned subsidiary of TABCORP.
Bidder's Statement	means this document, being the statement of Bidder under Part 6.5 of the Corporations Act relating to the Offer.
Book Build	means the sale process described in section 11.7.
Book Build Shares	means all of the Sale Shares (if any) to be sold pursuant to the process set out in section 11.7, as determined in accordance with section 11.6(b).
Caesar's Entertainment	means Caesar's Entertainment Inc, formerly Park Place Entertainment Inc.
Casino Duty and Community Benefit Levy Agreement	means the Casino Duty and Community Benefit Levy Agreement dated 14 December 1994 between the State of New South Wales and Star City, governing the calculation and payment of certain taxes in relation to Star City Casino.
Centrebet	means A.C.N. 082 760 610 Pty Ltd (ABN 76 082 760 610), formerly Centrebet Pty Ltd.
Centrebet Business	means the internet and telephone gambling business previously conducted by Centrebet and Jupiters UK Limited (Company Number 04279246). The Jupiters Group divested its interest in the Centrebet Business prior to the completion of the Jupiters Merger.

CGT	means Australian capital gains tax.
CHESS	means the Clearing House Electronic Subregister System, which provides for the electronic transfer, settlement and registration of securities in Australia.
CHESS Holding	means a holding of Tab Shares on the CHESS subregister of Tab.
Club Keno Act	means the *Club Keno Act 1993* (Vic).
Commitment Letter	has the meaning given in section 6.5(b).
Conrad Jupiters Hotel-Casino	means the hotel and casino complex operated at Broadbeach Island, Queensland in respect of which Jupiters Custodian Pty Ltd has been issued a casino licence under the Queensland Casino Control Act.
Conrad Treasury Hotel-Casino	means the hotel and casino complex operated at Brisbane, Queensland in respect of which Jupiters has been issued a casino licence under the Queensland Casino Control Act.
Controlling Participant	has the meaning given in the ASTC Settlement Rules.
Corporations Act	means the *Corporations Act 2001* (Cth).
Current NSW Racing Arrangements	has the meaning given in section 8.6(n).
Data Monitoring Services Business	means the centralised monitoring system business of the Tab Group that trades under the name 'Data Monitoring Services' and operates under the Data Monitoring Services Licence.
Data Monitoring Services Licence	means the exclusive licence granted to Tab under the Gaming Machines Act to conduct a centralised monitoring system to monitor the performance of gaming machines in hotels and registered clubs in New South Wales.
DRP	means the dividend reinvestment plan approved by TABCORP shareholders at TABCORP's AGM on 30 October 2003.
EBIT	means earnings before interest and tax.
EBITA	means earnings before interest, tax and goodwill amortisation.
EBITDA	means earnings before interest, tax, depreciation and goodwill amortisation.
EGM	means electronic gaming machine.
Election to Participate	has the meaning given in section 11.3(a).
Eligible Tab Shareholder	has the meaning given in section 11.2(a).
EPS	means earnings per share.
Financial Information	has the meaning given in section 1.4(a).
Foreign Shareholder	means a Tab Shareholder whose address as shown in the register of members of Tab is in a jurisdiction other than Australia or its external territories, the United States of America or New Zealand, unless Bidder otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Tab Shareholder in the relevant jurisdiction and to issue TABCORP Shares to such a Tab Shareholder on acceptance of the Offer, and that it is not unlawful for such a Tab Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

12. Definitions and Interpretation (cont'd)

Gambling Regulation Act means the *Gambling Regulation Act 2003* (Vic).

Gaming and Betting Act means the *Gaming and Betting Act 1994* (Vic).

Gaming Licence means the gaming licence granted to TABCORP under the Gaming and Betting Act.

Gaming Machine Control Act means the *Gaming Machine Control Act 1991* (Vic).

Gaming Machines Act means the *Gaming Machines Act 2001* (NSW).

GCCEC means the proposed Gold Coast Convention and Exhibition Centre located on the Gold Coast Highway at Broadbeach, Queensland.

Golden Casket means Golden Casket Lottery Corporation Limited (ABN 27 078 785 449).

GST means the goods and services tax imposed under the *A New Tax System (Goods and Services Tax) Act 1999* (Cth) and the related imposition acts of the Commonwealth of Australia.

Holder Identification Number means the number used to identify a Tab Shareholder on the CHESS subregister of Tab.

Independent Accountant's Report on the Pro-Forma Historical Information means the report by Ernst & Young contained in Annexure D.

Instruction Form means (as appropriate):

(a) that part of the Acceptance Form which relates to the Share Sale Facility, provided it is completed by an Eligible Tab Shareholder at the time they submit their Acceptance Form; or

(b) otherwise, the forms described in section 11.3(a)(ii).

Investigating Accountant's Report on the Forecast and Pro-Forma Information means the report by Pitcher Partners contained in Annexure E.

Investment Licence means the exclusive licence granted to Tab under the Gaming Machines Act to acquire, supply, finance and share in profits derived from gaming machines in hotels in New South Wales.

Investment Licence Business has the meaning given in section 3.2.

Joint Venture Agreement means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd and certain subsidiaries of TABCORP providing for the establishment and conduct of an unincorporated joint venture between TABCORP Participant and VicRacing Pty Ltd.

Jupiters means Jupiters Limited (ABN 78 010 741 045).

Jupiters Gaming means Jupiters Gaming Pty Ltd (ABN 89 071 366 446).

Jupiters Group means Jupiters and its subsidiaries, all of which are members of the TABCORP Group.

Jupiters Merger means the acquisition by TABCORP Investments No.2 Pty Ltd of all of the Jupiters Ordinary Shares and all of the Jupiters RPS effected on 13 November 2003 pursuant to the Jupiters Ordinary Share Scheme and the Jupiters RPS Scheme, respectively, which resulted in Jupiters and its wholly-owned subsidiaries becoming part of the TABCORP Group.

Jupiters Ordinary Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act effected on 13 November 2003 between Jupiters and holders of Jupiters Ordinary Shares.

Jupiters Ordinary Shares means fully paid ordinary shares in the capital of Jupiters.

Jupiters RPS means a fully paid reset preference share in the capital of Jupiters.

Jupiters RPS Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act effected on 13 November 2003 between Jupiters and holders of Jupiters RPS.

Jupiters Technology has the meaning given in section 1.2(c)(iii).

Jupiters Townsville Casino means the hotel and casino complex operated at Townsville, Queensland in respect of which Breakwater Island Limited has been issued a casino licence under the Queensland Casino Control Act.

Jupiters Trust means the trust established pursuant to a trust deed dated 21 April 1983.

Links Business has the meaning given in section 3.2.

Links Licences means:

(a) the exclusive licence granted to Tab under the Gaming Machines Act to conduct Statewide linked jackpot games for gaming machines in hotels in New South Wales; and

(b) the exclusive licence granted to Tab under the Gaming Machines Act to conduct Statewide linked jackpot games for gaming machines in registered clubs in New South Wales.

Loan Facility has the meaning given in section 6.5(a).

Loan Facility Agreement has the meaning given in section 6.5(b).

Material Merged Group Subsidiary has the meaning given in section 6.5(d).

Material TABCORP Group Subsidiary has the meaning given in section 6.5(d).

Merged Group means TABCORP and its Related Entities following Bidder acquiring control of Tab, including Tab.

New NSW Racing Arrangements has the meaning given in section 8.6(n).

Nominated Company has the meaning given in section 9.6(a).

Non-Book Build Shares means all Sale Shares that are not Book Build Shares. If UBS Securities Australia does not elect under section 11.6(b) to sell any Sale Shares pursuant to the process set out in section 11.7, then all of the Sale Shares will be Non-Book Build Shares.

NPAT means net profit after tax.

NSW Casino Control Act means the *Casino Control Act 1992* (NSW).

NSW Casino Control Authority means the New South Wales Casino Control Authority, a statutory authority created under the NSW Casino Control Act.

12. Definitions and Interpretation (cont'd)

NSW Casino Licence means the licence issued to Star City and in force under Part 2 of the NSW Casino Control Act to operate a casino.

NSW Government Requirements has the meaning given in section 9.7(b).

NSW Racing means NSW Racing Pty Limited (ABN 32 080 959 495), being the entity nominated as the 'racing industry' under sections 21A and 43 of the Totalizator Act in respect of the Tab Totalizator Licences, and under the Gaming Machines Act in respect of the Links Licence and the Data Monitoring Services Licence.

NSW Racing Minister means the Minister of the Crown in right of the State of New South Wales who is charged for the time being with the administration of the Totalizator Act.

Offer means, as the context requires, the offer for Tab Shares contained in section 10, or the off-market takeover bid constituted by that offer and each other offer by Bidder for Tab Shares in the form of that offer.

Offer Period means the period during which the Offer will remain open for acceptance in accordance with section 10.2.

Participating Tab Shareholder means an Eligible Tab Shareholder who elects to participate in the Share Sale Facility in accordance with section 11.3.

PBT means profit before tax.

Pitcher Partners means Pitcher Partners Corporate Pty Ltd (ABN 28 082 323 868).

Privatisation Act means the *Totalizator Agency Board Privatisation Act 1997* (NSW).

Product Supply Agreement means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd, Racing Products Victoria Pty Limited and certain subsidiaries of TABCORP providing for the supply of certain information relating to thoroughbred, harness and greyhound racing and the establishment and operation of a marketing program for the Victorian Racing Industry.

Public Authority means any government or any governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It also includes any self-regulatory organisation established under statute and any stock exchange.

Queensland Casino Agreements means:

(a) the agreement dated 21 April 1983 between Jupiters, Jupiters Custodian Pty Ltd and the State of Queensland in relation to Conrad Jupiters Hotel-Casino;

(b) the agreement dated 6 May 1993 between Jupiters and the State of Queensland in relation to Conrad Treasury Hotel-Casino; and

(c) the agreement dated 27 November 1984 between the State of Queensland and the trustee and manager of the Breakwater Island Trust in relation to Jupiters Townsville Casino.

Queensland Casino Control Act means the *Casino Control Act 1982* (Qld).

Queensland Casino Licences means the casino licences granted to members of the Jupiters Group under the Queensland Casino Control Act in respect of Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Queensland Minister means the Treasurer of Queensland or other Minister of the Crown in right of the State of Queensland for the time being charged with the administration of the Queensland Casino Control Act.

Racing Distribution Agreement means the Racing Distribution Agreement dated 11 December 1997 (as amended) between Tab, NSW Racing, NSW Thoroughbred Racing Board, Harness Racing New South Wales and Greyhound Racing Authority of New South Wales.

Racing Heads of Agreement means the Heads of Agreement dated 23 February 2004 between TABCORP and NSW Racing (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales), the material terms of which are summarised in section 9.7.

Register Date means the date set by Bidder under section 633(2) of the Corporations Act.

Registrar means ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Related Entity means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is in an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

Relevant Period for NSW has the meaning given in section 1.5(c).

Relevant Period for Queensland has the meaning given in section 1.5(c).

Rights means all accretions, rights and benefits of whatever kind attaching to or arising from the Tab Shares directly or indirectly at or after the date of this Bidder's Statement (including all dividends and all rights to receive them and rights to receive or subscribe for shares, notes, bonds, options or other securities or entitlements declared, paid or issued by Tab or any subsidiary of Tab).

Sale Facility Acceptance Period means the period from the date of the commencement of the Offer Period to the date which is 60 days after the end of the Offer Period.

Sale Price has the meaning given in section 11.6(e).

Sale Shares means the TABCORP Shares (up to a maximum of 200 TABCORP Shares, as determined in accordance with section 11.2(c)(iii)) to which a Participating Tab Shareholder becomes entitled as a result of their acceptance of the Offer, even if those TABCORP Shares have been nominated as shares to be sold under the Share Sale Facility and/or have been issued directly to UBS Securities Australia (or its nominee), rather than the Participating Tab Shareholder, in accordance with section 10.6(e)(i) for the purpose of sale under the Share Sale Facility.

Securityholder Reference Number means the number allocated by Tab to identify a shareholder on its issuer sponsored subregister.

Share Sale Facility means the facility made available by UBS Securities Australia described in section 11.

Share Sale Facility Documents has the meaning given in section 11.2(c)(i).

Star City means Star City Pty Ltd (ABN 25 060 510 410), a member of the Star City Group.

Star City Casino means the casino operated at Pyrmont Bay, New South Wales in respect of which Star City has been issued the NSW Casino Licence.

Star City Group means Star City Holdings and its subsidiaries, all of which are members of the TABCORP Group.

Star City Holdings means Star City Holdings Limited (ABN 71 064 054 431).

12. Definitions and Interpretation (cont'd)

Star City Management Agreement means the Casino Complex Management Agreement entered into on 21 April 1994 (as amended) between Sydney Harbour Casino Properties Pty Ltd, Star City, Showboat Australia Pty Ltd and Sydney Casino Management Pty Ltd in relation to the operation, management and supervision of Star City Casino.

Tab means Tab Limited (ABN 17 081 765 308).

Tab Board means the board of directors of Tab.

Tab Gaming Division has the meaning given in section 4.3(c).

Tab Group means Tab and its Related Entities as at the date of this Bidder's Statement.

Tab Options means options to subscribe for Tab Shares issued under the Tab Share Option Plan which are on issue at the Register Date.

Tab Share Option Plan means the Employee Share Option Plan approved by Tab Shareholders at Tab's 1999 Annual General Meeting which provides for executives to receive, for no consideration, options to subscribe for Tab Shares.

Tab Shareholder means a person registered in the register of members of Tab as a holder of Tab Shares.

Tab Shareholder Restrictions has the meaning given in section 9.6.

Tab Shares means fully paid ordinary shares in Tab.

Tab Totalizator Licences means:

(a) the licence (exclusive until 6 March 2013) granted to Tab under the Totalizator Act to conduct in New South Wales off-course totalizators on thoroughbred, harness and greyhound races held anywhere in the world, and off-course totalizators and fixed odds wagering on permitted sportsbetting events (including thoroughbred, harness and greyhound races); and

(b) the licence granted to Tab under the Totalizator Act to conduct in New South Wales on-course totalizators on thoroughbred, harness and greyhound races held anywhere in the world, and on-course totalizators and fixed odds wagering on permitted sportsbetting events (including thoroughbred, harness and greyhound races).

TABCORP means TABCORP Holdings Limited (ABN 66 063 780 709).

TABCORP Board means the board of directors of TABCORP.

TABCORP Group means TABCORP and its Related Entities as at the date of this Bidder's Statement.

TABCORP Participant means TABCORP Participant Pty Ltd (ABN 30 064 304 105).

TABCORP Shares means fully paid ordinary shares in TABCORP.

TABCORP VWAP has the meaning given in section 10.1(b).

Takeover Transferee Holding means the CHESS Holding to which Tab Shares are to be transferred pursuant to acceptances of the Offer.

Tattersall's means the Trustees of the Will and Estate of the late George Adams.

Totalizator Act means the *Totalizator Act 1997* (NSW).

Totalizator Amendment Act means the *Totalizator Legislation Amendment Act 2003* (NSW).

Trading Day has the meaning given in the ASX Listing Rules.

Transaction has the meaning given in section 6.5(b).

UBS Securities Australia means UBS Securities Australia Limited (ABN 62 008 586 481), being the holder of Australian Financial Services Licence Number 231098.

UNiTAB means UNiTAB Limited (ABN 84 085 691 738).

VCGA means the Victorian Casino and Gaming Authority established under the Gaming and Betting Act.

Victorian Minister means the Minister of the Crown in right of the State of Victoria for the time being charged with the administration of the Gaming and Betting Act.

Victorian Racing Industry means the thoroughbred, harness and greyhound racing clubs established in Victoria.

Victorian Racing Program Agreement means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd, Racing Products Victoria Pty Limited and certain subsidiaries of TABCORP providing for the establishment and operation of a program of race meetings and races in Victoria.

VWAP Period means the period of 10 consecutive Trading Days (including each of those days) starting on the Trading Day following:

(a) the day on which the Offer becomes, or is declared, free from all of the conditions set out in section 10.7; and

(b) the last day of the Offer Period,

whichever is the earlier.

Wagering Licence means the wagering licence granted to TABCORP under the Gaming and Betting Act.

your Tab Shares means, subject to sections 10.1(g) and 10.1(h), the Tab Shares:

(a) in respect of which you are registered or entitled to be registered as a holder in the register of members of Tab as at 9.00 am on the Register Date; and

(b) to which you are able to give good title at the time you accept the Offer during the Offer Period.

12.2 Interpretation

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise.

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural and conversely.

(c) A reference to a section or Annexure is to a section of, or annexure to, this Bidder's Statement.

(d) A gender includes all genders.

(e) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or association or other entity includes any of them.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

12. Definitions and Interpretation (cont'd)

(h) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) A reference to any instrument or document includes any variation or replacement of it.

(j) A term not specifically defined in this Bidder's Statement has the meaning given to it in the Corporations Act or the ASTC Settlement Rules, as the case may be.

(k) A reference to time is a reference to Sydney time.

(l) Mentioning anything after ***includes, including, for example***, or similar expressions, does not limit what else might be included.

(m) A reference to ***$*** is a reference to the lawful currency of Australia.

(n) A reference to ***you*** is to a person to whom the Offer under section 10 is made.


tab sp rtsbet
TAB
CONRAD
JUPITERS

Section 13

Approval of Bidder's Statement

13. Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution of all of the directors of TABCORP Investments No.4 Pty Ltd.

Dated 2 April 2004.

Signed on behalf of TABCORP Investments No.4 Pty Ltd:

Matthew Slatter
Director

Annexures

Annexure A

ASX Announcements in Relation to TABCORP Since 30 June 2003

Date Lodged	Description
4 August 2003	Notification by Maple-Brown Abbott Limited that Maple-Brown Abbott Limited had changed its interest as a substantial shareholder in TABCORP.
5 August 2003	Announcement by TABCORP that Maple-Brown Abbott Limited had changed its interest as a substantial shareholder in TABCORP.
13 August 2003	Announcement of the release of TABCORP's full year results for the year ended 30 June 2003. The announcement included TABCORP's 'Appendix 4E: Preliminary final report' for the year ended 30 June 2003, financial statements for the year ended 30 June 2003 and a media release.
14 August 2003	Announcement by UBS Warburg Australia Limited, the issuer of TABCORP Dividend Instalment Warrants, of the record date for the entitlements of eligible warrant holders.
21 August 2003	Notification by Schroder Investment Management Australia Limited that Schroder Investment Management Australia Limited had ceased to be a substantial shareholder in TABCORP.
	Announcement by TABCORP that Schroder Investment Management Australia Limited had ceased to be a substantial shareholder in TABCORP.
26 August 2003	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (328,500 TABCORP Shares at an issue price of $11.02 per share in connection with TABCORP's Senior Executive Long Term Incentive Plan).
3 September 2003	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice'. Phil Satre had acquired an additional 4,000 TABCORP Shares for a consideration of US$7.35 per share.
5 September 2003	Announcement of a proposed new TABCORP dividend reinvestment plan. The existing inoperative dividend reinvestment plan was to be terminated, and a new plan was proposed to commence operation for the next TABCORP interim dividend.
	Announcement by Jupiters that the Australian Tax Office had issued class rulings in relation to the payment of a special dividend, and a potential dividend relating to the sale of the Centrebet Business, under the proposed Jupiters Ordinary Share Scheme.
	Announcement that the Supreme Court of Queensland had ordered that meetings of the shareholders of Jupiters be held to consider the Jupiters Merger.
	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (966,700 TABCORP Shares at an issue price of $11.02 per share in connection with TABCORP's General Employee Share Plan).
29 September 2003	Announcement by Jupiters regarding the sale of the Centrebet Business.
30 September 2003	Lodgement of TABCORP's Notice of Annual General Meeting, a Chairman's letter to shareholders and a proxy form for the annual general meeting.
	Further announcement in relation to TABCORP's proposed new dividend reinvestment plan, including copies of documents relating to the plan, a summary of the plan, and a plan election form.
	Announcement of the release of, and lodgement of, the TABCORP Concise Annual Report and Financial Statements for the year ended 30 June 2003.
3 October 2003	Lodgement by Jupiters of a letter sent to Jupiters reset preference shareholders relating to the Jupiters RPS Scheme.

Date Lodged	Description
10 October 2003	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (up to a maximum of 48,725,000 TABCORP Shares which may have been issued in accordance with the Jupiters Ordinary Share Scheme).
20 October 2003	Notification by UBS Nominees Pty Ltd that UBS Nominees Pty Ltd had ceased to be a substantial shareholder in TABCORP.
21 October 2003	Announcement by TABCORP that UBS Nominees Pty Ltd had ceased to be a substantial shareholder in TABCORP.
28 October 2003	Announcement that TABCORP had established new bank debt financing facilities, which would be used to fund the Jupiters Merger, to re-finance TABCORP's existing bank facilities, and for other general corporate purposes.
30 October 2003	Lodgement of the Chairman's and Managing Director's addresses to shareholders at TABCORP's 2003 annual general meeting.
	Announcement that all resolutions set out in TABCORP's Notice of Annual General Meeting dated 30 September 2003 had been passed at the annual general meeting.
	Lodgement of the presentation to shareholders at TABCORP's 2003 annual general meeting.
31 October 2003	Announcement that the Supreme Court of Queensland had approved the Jupiters Merger.
	Lodgement of 'Appendix 3Z: Final Director's Interest Notice'. Peter Harold Wade had ceased to be a director on 30 October 2003.
4 November 2003	Announcement in response to a newspaper article in relation to the possible extension of TABCORP's Victorian Gaming Licence and Wagering Licence.
5 November 2003	Announcement of a trading halt of TABCORP securities pending the release of an announcement by TABCORP.
	Announcement by TABCORP of a proposed merger with Tab.
	Lodgement of an investor presentation by TABCORP concerning the proposed merger with Tab.
10 November 2003	Announcement by Jupiters of the declaration of a fully franked dividend of 17.2 cents per Jupiters Ordinary Share, representing the net Centrebet Business sale proceeds.
13 November 2003	Announcement of the allocation of TABCORP Shares and cash under the Jupiters Ordinary Share Scheme, and the terms of the scale back to be applied in relation to the consideration to be provided by the TABCORP Group in connection with that scheme.
	Announcement that TABCORP welcomed the decision by the New South Wales government that it would introduce legislation to allow a merger between TABCORP and Tab to proceed.
18 November 2003	Announcement that TABCORP had received a public letter from the Chairman of Tab in relation to TABCORP's merger proposal, and lodgement of a letter previously sent from the Chairman of TABCORP to Tab in relation to the merger proposal.
20 November 2003	Announcement that consideration and holding statements were being despatched to the former holders of Jupiters Ordinary Shares and Jupiters RPS pursuant to the Jupiters Ordinary Share Scheme and the Jupiters RPS Scheme.

Annexure A (cont'd)

Date Lodged	Description
21 November 2003	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice'. Richard Warburton acquired an additional 10,000 TABCORP Shares at a value of $11.22 per share.
	Notification that a presentation delivered by the Managing Director and Chief Executive Officer of TABCORP at a conference was available on TABCORP's website.
4 December 2003	Lodgement of a letter sent to former holders of Jupiters Ordinary Shares concerning the Australian Capital Gains Tax implications of the Jupiters Merger.
16 December 2003	Announcement that transaction statements and a letter to shareholders were being mailed to former holders of Jupiters Ordinary Shares who were 'Ineligible Overseas Shareholders' under the Jupiters Ordinary Share Scheme.
17 December 2003	Announcement that the ACCC had advised TABCORP that it did not propose to intervene pursuant to section 50 of the *Trade Practices Act 1974* (Cth) in relation to a merger between TABCORP and Tab.
18 December 2003	Lodgement of an announcement by the ACCC that it did not oppose a merger between TABCORP and Tab, or a merger between UNiTAB and Tab.
12 January 2004	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (1,435,791 options and 409,877 share rights in connection with TABCORP's Long Term Performance Plan).
20 January 2004	Lodgement of an amended 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (1,435,791 options and 200,728 share rights in connection with TABCORP's Long Term Performance Plan).
29 January 2004	Announcement that TABCORP continued to assess its position in relation to Tab.
	Announcement that Mr John Story and Mr Lawrence Willett were appointed non-executive directors of TABCORP.
	Lodgement of 'Appendix 3X: Initial Director's Interest Notice' for Mr John Story.
	Lodgement of 'Appendix 3X: Initial Director's Interest Notice' for Mr Lawrence Willett.
2 February 2004	Announcement of the effective accounting consolidation date for the Jupiters Merger.
19 February 2004	Lodgement of 'Appendix 4D: Half year Report for the period ended 31 December 2003', financial statements for the half year ended 31 December 2003 and accompanying media release.
	Lodgement of presentation by TABCORP in relation to the Half Year Results for the six months ended 31 December 2003.
23 February 2004	Announcement of a trading halt of TABCORP securities pending the release of an announcement by TABCORP.
	Joint announcement by TABCORP and NSW Racing of the entry into the Racing Heads of Agreement.
	Announcement by TABCORP of the Offer.
22 March 2004	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (5,363,823 TABCORP Shares to eligible shareholders under the DRP, and 2,839,843 TABCORP Shares pursuant to the underwriting agreement in respect of the DRP, in relation to the interim dividend for the year ending 30 June 2004).

Annexure B

ASX Announcements in Relation to Tab Since 30 June 2003

Date Lodged	Description
10 July 2003	Announcement that a linked jackpot game would be installed in all hotels in the Laundy Hotels Group.
24 July 2003	Notification that AMP Limited had changed its interest as a substantial shareholder in Tab.
31 July 2003	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial shareholder in Tab.
6 August 2003	Announcement that Tab had connected the first machines to Dollar Dazzler, a mystery linked jackpot game.
13 August 2003	Announcement by Keycorp Limited that Tab had commenced litigation against Keycorp in the Supreme Court of New South Wales in respect of a device supplied by Keycorp and deployed by Tab in New South Wales gaming machines.
25 August 2003	Media release in relation to Tab's Full Year Report for the year ended 30 June 2003.
	Lodgement of 'Appendix 4E: Preliminary final report' for the year ended 30 June 2003.
	Lodgement of financial statements for the year ended 30 June 2003.
	Lodgement of notes to the financial statements for the year ended 30 June 2003.
	Lodgement of directors' declaration in relation to the financial statements for the year ended 30 June 2003.
	Lodgement of Tab's Directors' Report for the year ended 30 June 2003.
29 August 2003	Lodgement of 'Appendix 3E: Daily share buy-back notice' (95,000 Tab Shares for total consideration of $316,901; the highest price paid was $3.34, the lowest price paid was $3.33).
2 September 2003	Notification that AMP Limited had ceased to be a substantial holder in Tab.
11 September 2003	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial shareholder in Tab.
18 September 2003	Lodgement of Tab's Concise Report for the year ended 30 June 2003.
	Lodgement of Tab's Full Financial Report for the year ended 30 June 2003.
18 September 2003	Release of Tab's Notice of Annual General Meeting and a proxy form for the annual general meeting.
8 October 2003	Announcement by Keycorp Limited that Keycorp had reached a formal settlement agreement in relation to the claim made by Tab.
13 October 2003	Announcement by UNiTAB that it had commenced discussions with Tab on corporate development matters, including discussions on the potential benefits from a merger of the two businesses.
15 October 2003	Announcement of a trading halt of Tab's securities pending the release of an announcement by Tab.
16 October 2003	Announcement by UNiTAB and Tab concerning a proposed merger. Under the proposal, UNiTAB shareholders would be paid $7.00 cash per share by Tab for half of their shareholding in UNiTAB and retain the other half of their shareholding in UNiTAB; Tab Shareholders would receive 48 UNiTAB shares for every 100 Tab Shares held, and UNiTAB would acquire all of the Tab Shares.
21 October 2003	Lodgement of a letter from Tab to its shareholders recommending the proposed merger with UNiTAB.

Annexure B (cont'd)

Date Lodged	Description
22 October 2003	Announcement by UNiTAB lodging a letter sent by it to its shareholders recommending the proposed merger with Tab.
	Lodgement of the Tab Managing Director's overview at Tab's annual general meeting.
	Lodgement of the Tab Chairman's address to shareholders at Tab's annual general meeting.
5 November 2003	Announcement of a trading halt of Tab's securities.
	Announcement by Tab in response to the TABCORP merger proposal.
10 November 2003	Announcement of an update on TABCORP's merger proposal. Tab had resolved to seek clarification from TABCORP of the terms of its proposal.
13 November 2003	Media release from the Treasurer of New South Wales stating that the New South Wales government would introduce legislation to allow either the proposed merger of Tab with UNiTAB or TABCORP's proposed purchase of Tab to proceed.
	Announcement of Tab's response to the New South Wales Treasurer's media release. Tab advised that it awaited TABCORP's response to the Treasurer's announcement and was continuing to seek clarification of a number of aspects of TABCORP's proposal. Tab advised that it was continuing to progress the merger proposal with UNiTAB.
18 November 2003	Announcement of a letter from the Chairman of Tab to the Chairman of TABCORP addressing matters connected with the proposed merger of Tab and UNiTAB, and the merger proposal from TABCORP.
27 November 2003	Announcement that Tab had completed its due diligence review in relation to its proposed merger with UNiTAB.
12 December 2003	Announcement that Tab had experienced strong growth in operating earnings and cashflows.
17 December 2003	Announcement of an update on the UNiTAB and TABCORP merger proposals.
19 December 2003	Announcement by UNiTAB of a takeover offer to acquire all of the Tab Shares and the payment by Tab to UNiTAB of $5 million in connection with abandoning the previous merger proposal between UNiTAB and Tab. Under the takeover offer, Tab Shareholders would receive 47 UNiTAB shares and $145.00 cash for every 100 Tab Shares held.
	Media release from UNiTAB concerning its takeover offer for all of the Tab Shares.
	Announcement that Tab welcomed the takeover proposal received from UNiTAB on 19 December 2003 and intended to recommend it to shareholders in the absence of a superior offer.
8 January 2004	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial holder in Tab.
22 January 2004	Announcement that Tab had received a bidder's statement from UNiTAB in relation to the takeover offer by UNiTAB for all of the Tab Shares.
28 January 2004	Announcement that Tab would release its interim results for the six months ended 31 December 2003 on 6 February 2004, and that the record date for the interim dividend would be 17 February 2004 with payment on 23 February 2004.
28 January 2004	Announcement that the Treasurer of New South Wales had issued a Media Release advising that should TABCORP become the owner of Tab, it would be required to divest both the Data Monitoring Services Business and the Links Business to the one purchaser.

Date Lodged	Description
6 February 2004	Lodgement of 'Appendix 4D: Half year Report for the period ended 31 December 2003' and financial statements for the half year ended 31 December 2003.
	Lodgement of Tab Half Year Report (Release to ASX and Media) and Director's Report for the six months ended 31 December 2003.
	Lodgement of presentation by Tab in relation to the Half Year Results for the six months ended 31 December 2003.
13 February 2004	Notice from UNiTAB of date for determining holders of Tab Shares for the purposes of its takeover bid for Tab.
16 February 2004	Notice from UNiTAB of extension granted by ASIC to the time by which UNiTAB's bidder's statement must be despatched to Tab Shareholders.
20 February 2004	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial holder in Tab.
23 February 2004	Announcement of a trading halt of Tab securities pending the release of an announcement.
	Announcement attaching a copy of UNiTAB's bidder's statement and announcing that it was to be sent to Tab Shareholders on 23 February 2004.
	Announcement from NSW Racing indicating that NSW Racing had not accepted UNiTAB's proposal to satisfy proposed section 43A(1) of the Totalizator Act (as amended by the Totalizator Amendment Act), and confirming that NSW Racing had entered into a binding, conditional heads of agreement with TABCORP.
	Announcement that Tab had received a formal takeover offer from TABCORP and that the Tab Board recommends that Tab Shareholders take no action pending detailed consideration of the competing proposals from UNiTAB and TABCORP.
24 February 2004	Media release from the Treasurer of New South Wales in relation to the Racing Heads of Agreement reached between TABCORP and NSW Racing.
25 February 2004	Letter from Tab to Tab Shareholders recommending that shareholders take no action pending detailed consideration of the competing proposals from UNiTAB and TABCORP, and providing information in relation to the likely timing for Tab's target's statements.
1 March 2004	Media release from the Treasurer of New South Wales summarising a letter sent to UNiTAB in relation to issues related to Tab.
5 March 2004	Announcement that Tab has lodged its target's statement in relation to UNiTAB's offer with ASIC, and provided a copy of it to UNiTAB.
	Lodgement with ASX of Tab's target's statement in relation to UNiTAB's offer.
11 March 2004	Announcement that Tab has entered into an exclusive licensing agreement with eBet Limited which provides eBet with exclusive rights to exploit the Links Business brands in Native American casinos.
12 March 2004	Announcement by UNiTAB of the extension of the offer period for UNiTAB's offer and provision of a supplementary bidder's statement.
15 March 2004	Media release from the Treasurer of New South Wales announcing the appointment of persons to conduct a review of UNiTAB's offer to NSW Racing.
24 March 2004	Media release from the Treasurer of New South Wales announcing the revised terms of reference for the review of UNiTAB's offer to NSW Racing.

Annexure C

Rights Attaching to TABCORP Shares

Set out below is a summary of the rights attaching to TABCORP Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of TABCORP, which can involve complex questions of law arising from the interaction of TABCORP's constitution and statutory, common law and ASX Listing Rule requirements.

1. Share capital

Without prejudice to any special rights conferred on the holders of any shares, and subject to the ASX Listing Rules, any share in the capital of TABCORP may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the TABCORP Board may from time to time determine.

Except as otherwise provided by TABCORP's constitution, all unissued shares in TABCORP are under the control of the TABCORP Board.

2. Shareholding restrictions

There are a number of restrictions on holding shares in TABCORP. There are also a number of circumstances in which rights attaching to shares in TABCORP will be suspended or shares will be divested (or required to be divested) in connection with those shareholding restrictions. The restrictions and circumstances are summarised in sections 1.5(c) and 1.5(d).

3. Voting

At a general meeting, subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d) and to some minor exceptions, on a show of hands each shareholder present has one vote and on a poll each shareholder present has one vote for each fully paid share held. The number of votes that holders of partly paid shares have on a poll is proportionate to the amount paid up on the total issue price of those shares.

Amongst other things, TABCORP shareholders are entitled to vote on changes to TABCORP's constitution, to certain elections of directors to the TABCORP Board, to certain reductions or reconstructions of TABCORP's capital and on the appointment of the auditor of TABCORP. However, the approval of the NSW Casino Control Authority and the Queensland Minister is required to appoint a person as a director or alternate director of TABCORP, for an alteration, reduction or reconstruction of TABCORP's capital or to appoint certain persons as auditor. The approval of the NSW Casino Control Authority is also required for the amendment of certain aspects of TABCORP's constitution. The approval of the Queensland Minister is also required for the amendment of certain other aspects of TABCORP's constitution.

4. Dividends

The TABCORP Board may, from time to time, declare a dividend to be paid to TABCORP shareholders. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares in TABCORP in proportion to the amount of the total issue price being paid in respect of the shares. No dividend is payable except out of the profits of TABCORP.

5. Transfer of shares

Subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d), TABCORP Shares may be transferred by an instrument (duly stamped, if necessary) in any form which complies with the usual or common form or which the TABCORP Board from time to time may prescribe or accept.

The TABCORP Board may refuse to register a transfer of securities in certain circumstances. For example, if the transfer of securities:

- would involve a registration which would infringe an applicable law of the Commonwealth of Australia, a State or a Territory (including the Corporations Act);
- would create a holding of less than a marketable parcel (as defined in the ASX Listing Rules);

- would result in more than three transferees being registered as joint holders of the securities (except in the case of executors, trustees or administrators of a deceased shareholder); or
- relates to securities over which TABCORP holds a lien.

Further restrictions apply to transfers of partly paid shares.

6. General meetings and notices

Subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d), each shareholder is entitled to receive notice of, and to attend and vote at, general meetings of TABCORP and to receive all notices, accounts and other documents required to be sent to shareholders under TABCORP's constitution or the Corporations Act.

7. Winding up

If TABCORP is wound up, then subject to any special or preferential rights attaching to any class of shares, shareholders will be entitled to participate in any surplus assets of TABCORP in proportion to the capital paid up on their shares when the winding up begins. If the assets available for distribution amongst shareholders are insufficient to repay the whole of the paid up capital, then those assets will be distributed in proportion to the capital paid up on shares when the winding up begins.

8. Issue of further shares

The TABCORP Board may (subject to restrictions imposed by the company's constitution, the ASX Listing Rules or the Corporations Act) allot or otherwise dispose of further shares on such terms and conditions as it sees fit.

Annexure D

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

2 April 2004

The Board of Directors
TABCORP Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004

The Board of Directors
TABCORP Investments No.4 Pty Ltd
5 Bowen Crescent
Melbourne VIC 3004

Dear Sirs

Independent Accountant's Report

1. Introduction

We have prepared this Independent Accountant's Report at the request of the directors of TABCORP Holdings Limited ("TABCORP") and TABCORP Investments No.4 Pty Ltd ("Bidder") for inclusion in a bidder's statement (the "Bidder's Statement") to be issued by Bidder to the shareholders of Tab Limited ("Tab").

Expressions defined in the Bidder's Statement have the same meaning in this report.

2. Background

TABCORP proposes, through Bidder, to offer to acquire all of the issued fully paid ordinary shares in Tab ("Tab Shares") in which it does not already have a relevant interest.

Bidder is offering to Tab shareholders $2.00 cash plus between 0.20 and 0.22 TABCORP shares for each Tab Share.

3. Financial Information

This Report covers the following financial information:

(a) Historical financial information comprising TABCORP's adjusted consolidated statements of financial position as at 30 June 2003 and as at 31 December 2003 and TABCORP's adjusted consolidated statements of financial performance and adjusted consolidated statements of cash flows for the years ended 30 June 1999, 2000, 2001, 2002 and 2003 (collectively, the "TABCORP adjusted historical financial information").

The TABCORP adjusted historical financial information is set out in sections 1.4(a) to 1.4(f) and 5.2(b) of the Bidder's Statement.

(b) Historical financial information comprising Jupiters' adjusted consolidated statement of financial position as at 30 June 2003 and Jupiters' adjusted consolidated statement of financial performance and adjusted consolidated statement of cash flows for the year ended 30 June 2003 (collectively, the "Jupiters adjusted historical financial information").

The Jupiters adjusted historical financial information is set out in section 1.4(g) of the Bidder's Statement.

(c) Pro-forma financial information comprising TABCORP's reviewed consolidated statement of financial position as at 31 December 2003 and Tab's reviewed consolidated statement of financial position as at 31 December 2003 and which assumes completion of the following transactions as at 31 December 2003:

i. Acquisition date and completion

As at 31 December 2003, Bidder had successfully acquired 100% of the Tab Shares, and all of the Tab Options had been cancelled.

ii. Acquisition consideration

The value of the TABCORP Shares to be issued to Tab Shareholders has been assumed to be $11.85 (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last trading day before TABCORP announced the Offer)).

iii. Acquisition value and funding

Bidder acquired 100% of the Tab Shares for a total consideration of approximately $2,029.9 million payable by the issue of approximately 95.2 million TABCORP Shares and approximately $902.2 million cash.

As at 31 December 2003, all of the Tab Options had been cancelled for consideration of $2.9 million cash payable by Bidder.

It is assumed that Bidder refinanced approximately $350.4 million of Tab's existing net debt as at 31 December 2003. It is also assumed that Tab had approximately $33.1 million of outstanding customer account balances as at 31 December 2003 and that a cash balance of $33.1 million is maintained within Tab. As at 31 December 2003, Tab had cash on hand of $50.8 million. The $17.7 million difference between the actual cash on hand and the assumed balance is assumed to be used to repay debt.

iv. Sale of the Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 31 December 2003 for a net asset value of $228.8 million and that the Investment Licence Business ceased operating from that date. The net asset value is calculated as total assets (assumed to comprise $209.8 million in plant and equipment and $28.2 million in licences) less total liabilities (assumed to be $9.2 million) as at 30 June 2003 (being the last date as at which Tab has disclosed the net asset value of the Tab Gaming Division). It is assumed that the consideration Tab receives from the sale of the Tab Gaming Division was received in cash on 31 December 2003.

The assets and associated liabilities of the Tab Gaming Division and the Investment Licence Business have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to receive from the sale of the Tab Gaming Division is also shown as an acquisition adjustment.

v. Transaction costs

It has been assumed that the transaction costs of Bidder and Tab in relation to Bidder's acquisition of the Tab Shares will be $35.0 million. Bidder would fund these transaction costs with debt.

The estimated transaction costs for the acquisition of Tab of $35.0 million have been capitalised as part of the acquisition cost.

vi. Fair value adjustments

TABCORP has not at this time recognised the fair values of Tab's assets and liabilities as directed by Australian Accounting Standard AASB 1015. For the purposes of preparing the pro-forma consolidated statement of financial position, the book values of Tab's identifiable net assets as at 31 December 2003 have been assumed to equate to their fair values.

Adjustments are made in accordance with Australian Accounting Standards totalling $14.1 million to the fair value of the net assets acquired in relation to the establishment of provisions in relation to the costs associated with redundancies of various executives and staff.

vii. Goodwill

The pro-forma consolidated statement of financial position eliminates the assumed cost of the acquisition of Tab Shares, the cancellation of the Tab Options and the transaction and implementation costs applicable against the net assets to be acquired as at 31 December 2003 after making the fair value adjustments referred to in section 5.2(a)(vi) of the Bidder's Statement. The amount eliminated, $1,656.3 million, has been designated as goodwill.

viii. **Sale of surplus assets**

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements that TABCORP intends to divest within the first three years after an acquisition of Tab.

The assets and associated liabilities relating to surplus assets have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to have received from the sale of the surplus assets is also shown as an acquisition adjustment.

This pro-forma financial information (the "Merged Group pro-forma statement of financial position") is set out in section 5.2(b) of the Bidder's Statement.

4. Scope

We have undertaken certain procedures with respect to the TABCORP adjusted historical financial information, the Jupiters adjusted historical financial information and the Merged Group pro-forma statement of financial position.

TABCORP adjusted historical financial information

The TABCORP adjusted historical financial information has been extracted from the audited and reviewed statutory financial statements of TABCORP which were audited or reviewed by Ernst & Young or Arthur Andersen and on which unqualified audit opinions and unqualified review statements were issued. The following adjustments have been made to the audited and reviewed statutory financial statements in preparing the TABCORP adjusted historical financial information:

TABCORP Adjustments

1 For the year ended 30 June 2000, an adjustment was made for a non-recurring item representing the profit on sale of land and buildings of $4.4 million after tax.

2 For the year ended 30 June 2002, an adjustment was made for non-recurring items representing the South Australia TAB penalty payment of $3.9 million after tax (positive) and restructure costs of $2.3 million after tax (negative).

3 For the year ended 30 June 2003, an adjustment was made for non-recurring items representing restructure costs of $2.7 million after tax and property related write-downs and provisions of $7.8 million after tax.

We have verified that the historical financial information underlying the TABCORP adjusted historical financial information has been correctly extracted from the audited and reviewed financial statements of TABCORP for the relevant periods. We have also verified that the adjustments made by TABCORP to the underlying historical financial information have been accurately extracted in all material respects from the audited and reviewed statutory accounts of TABCORP or the management accounts used to prepare the statutory accounts of TABCORP.

Jupiters adjusted historical financial information

The Jupiters adjusted historical financial information has been extracted from the audited statutory financial statements of Jupiters, which were audited by Ernst & Young and on which an unqualified audit opinion was issued. The following adjustments have been made to the audited statutory financial statements in preparing the Jupiters adjusted historical financial information:

Jupiters Adjustments

1. For the year ended 30 June 2003, an adjustment was made for a non-recurring item representing merger costs of $4.0 million before tax.

2. For the year ended 30 June 2003, an adjustment was made to exclude the Centrebet business (which was not acquired by TABCORP as part of the Jupiter's merger) from the consolidated statement of financial position, consolidated statement of financial performance and consolidated statement of cash flows.

We have verified that the historical financial information underlying the Jupiters adjusted historical financial information has been correctly extracted from the audited financial statements of Jupiters for the financial year ended 30 June 2003. We have verified that the adjustments made by TABCORP to the underlying historical financial information have been accurately extracted in all material respects from the audited statutory accounts of Jupiters or the management accounts used to prepare the statutory accounts of Jupiters.

Merged Group pro-forma statement of financial position

We have verified that the historical financial information used to prepare the Merged Group pro-forma statement of financial position has been correctly extracted from the relevant reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP.

We have conducted an independent review of the pro-forma transactions assumed in preparing the Merged Group pro-forma statement of financial position in order to state whether, on the basis of the procedures described, anything has come to our attention that would cause us to believe that the pro-forma transactions are not presented fairly in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the assumed transactions set out in section 3(c) of this Independent Accountant's Report, had occurred as at 31 December 2003.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements and has been limited to the reading of relevant Board minutes, the reading of contracts and other legal documents, inquiries of management personnel and analytical procedures applied to the financial data. We have also determined whether the pro-forma transactions form a reasonable basis for the preparation of the Merged Group pro-forma statement of financial position. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

5. Opinions and Statements

TABCORP adjusted historical financial information

In our opinion, the TABCORP adjusted historical financial information as set out in sections 1.4(a) to 1.4(f) and 5.2(b) of the Bidder's Statement has been correctly extracted from the audited and reviewed financial statements of TABCORP, or the management accounts used to prepare the audited and reviewed financial statements of TABCORP, after non recurring items. The adjustments made by TABCORP to the historical financial information in the audited and reviewed financial statements of TABCORP in preparing the TABCORP adjusted historical financial information have been accurately extracted in all material respects from the audited and reviewed statutory accounts of TABCORP or the management accounts used to prepare the statutory accounts of TABCORP.

Jupiters adjusted historical financial information

In our opinion, the Jupiters adjusted historical financial information as set out in section 1.4(g) of the Bidder's Statement has been correctly extracted from the audited financial statements of Jupiters, or the management accounts used to prepare the audited financial statements of Jupiters, after non recurring items. The adjustments made by TABCORP to the historical financial information in the audited financial statements of Jupiters in preparing the Jupiters adjusted historical financial information have been accurately extracted in all material respects from the audited statutory accounts of Jupiters or the management accounts used to prepare the statutory accounts of Jupiters.

Review statement on Merged Group pro-forma statement of financial position

The historical financial information used to prepare the Merged Group pro-forma statement of financial position as set out in section 5.2(b) of the Bidder's Statement has been correctly extracted from the reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP.

Based on our review of the pro-forma adjustments and pro-forma transactions relevant to the Merged Group pro-forma statement of financial position, which was not an audit, nothing has come to our attention which would cause us to believe that:

- the pro-forma transactions described in section 3(c) of this Report are not presented fairly as at 31 December 2003, in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia; or

- the Merged Group pro-forma statement of financial position has not been properly compiled based on the reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP,

in each case, as if the assumed transactions set out in section 3(c) of this Report had occurred as at 31 December 2003.

6. Subsequent Events

Apart from the matters dealt with in this Report and having regard to the scope of our Report, to the best of our knowledge and belief, there have been no material transactions or events outside the ordinary business of TABCORP subsequent to the signing of the TABCORP half-year review accounts at 31 December 2003 which require comment or adjustment to the information referred to in our Report or that would cause such information to be misleading or deceptive.

7. Reliance

The directors of TABCORP have prepared and are responsible for the TABCORP adjusted historical financial information, the Jupiters adjusted historical financial information and the Merged Group pro-forma statement of financial position. We disclaim any responsibility for any reliance on this Report or on the financial information to which it relates for any purposes other than that for which it was prepared. This Report should be read in conjunction with the full Bidder's Statement.

8. Disclosure

Ernst & Young does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Ernst & Young provides audit and other advisory services to the TABCORP Group and Tab, and will receive a professional fee from the TABCORP Group for the preparation of this Report.

Consent to the inclusion of this Report in the Bidder's Statement, in the form and context in which it appears, has been given. At the date of this Report, this consent has not been withdrawn.

Yours faithfully

Ernst & Young

Ernst & Young

Annexure E


PITCHER PARTNERS
CORPORATE PTY LTD

Level 6
[illegible] Collins Street
Melbourne
Victoria 3000

Postal Address
GPO Box 5193 AA
Melbourne Vic 3001
Australia

Tel: 03 9280 9000 [illegible]
Fax: 03 9280 9077 [illegible]

DX Address
DX 501 Melbourne

[illegible]

2 April 2004

The Directors
TABCORP Holdings Limited
5 Bowen Crescent
MELBOURNE VIC 3004

The Directors
TABCORP Investments No 4. Pty Ltd
5 Bowen Crescent
MELBOURNE VIC 3004

Dear Sirs

INVESTIGATING ACCOUNTANT'S REPORT

1 INTRODUCTION

We have prepared this Investigating Accountant's Report at the request of the directors of TABCORP Holdings Limited ("TABCORP") and TABCORP Investments No 4. Pty Ltd ("Bidder") for inclusion in a bidder's statement (the "Bidder's Statement") to be issued by Bidder to the shareholders of Tab Limited ("Tab").

The purpose of this report is to comment on the forecast consolidated statement of financial performance of the TABCORP Group for the financial year ending 30 June 2004, and the pro-forma consolidated statement of financial performance of TABCORP and its Related Entities following Bidder acquiring control of Tab, including Tab (the "Merged Group") for the financial year ending 30 June 2004. In connection with the pro-forma consolidated statement of financial performance of the Merged Group, the report assumes that the acquisition of Tab had occurred as at 30 June 2003 (amongst other assumptions).

Expressions defined in the Bidder's Statement have the same meaning in this report.

2 BACKGROUND

TABCORP proposes, through Bidder, to offer to acquire all of the issued fully paid ordinary shares in Tab ("Tab Shares") in which it does not already have a relevant interest.



Bidder is offering to Tab shareholders $2.00 cash plus between 0.200 and 0.220 TABCORP Shares for each Tab Share.

3 FINANCIAL INFORMATION

The following financial information is referred to in sections 5.3 to 5.5 of the Bidder's Statement and should be read in conjunction with this report:

- The forecast consolidated statement of financial performance of TABCORP for the year ending 30 June 2004 (the "TABCORP Forecast Information").
- The pro-forma consolidated statement of financial performance of the Merged Group ("Merged Group – 100% Ownership scenario") for the year ending 30 June 2004 on the basis that TABCORP had successfully acquired 100% of the issued Tab Shares as at 30 June 2003.
- The pro-forma consolidated statement of financial performance of the Merged Group ("Merged Group – 50.1% Ownership scenario") for the year ending 30 June 2004 on the basis that TABCORP had successfully acquired 50.1% of the issued Tab Shares as at 30 June 2003.

The directors of TABCORP are responsible for the preparation and presentation of the TABCORP Forecast Information and the pro-forma consolidated statement of financial performance.

4 SCOPE

TABCORP Forecast Information

We have reviewed the TABCORP Forecast Information, which has been prepared on the basis of the assumptions referred to in section 5.3 of the Bidder's Statement. The directors of TABCORP are responsible for the preparation and presentation of the TABCORP Forecast Information, including the assumptions upon which it is based.

We have performed an independent review of the TABCORP Forecast Information in order to state whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that the directors' assumptions do not provide a reasonable basis for the preparation of the TABCORP Forecast Information, and whether, in all material respects, the TABCORP Forecast Information is properly prepared on the basis of the assumptions, is presented on a basis consistent with the accounting policies



adopted by TABCORP and is in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review of the TABCORP Forecast Information has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review consisted of enquiries as to the process used in preparing the TABCORP Forecast Information, consideration and discussion with the directors and management of TABCORP, review of the data supporting the assumptions, testing of the expression of the assumptions in the forecasts and testing that the forecasts are presented in accordance with the accounting policies adopted by TABCORP and ascertaining whether these reflect the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the TABCORP Forecast Information.

Pro-Forma Consolidated Statements of Financial Performance – Merged Group

We have reviewed the pro-forma consolidated statements of financial performance for the "Merged Group – 100% Ownership scenario" and for the "Merged Group – 50.1% Ownership scenario" (the "Merged Group Pro-Forma Statements") for the year ending 30 June 2004, which have been prepared on the basis of the assumptions referred to in sections 5.2 to 5.5 of the Bidder's Statement. The directors are responsible for the preparation and presentation of the Merged Group Pro-Forma Statements and the information contained therein, including the assumptions upon which they are based.

The assumptions applied in the Merged Group Pro-Forma Statements concerning the underlying operations of Tab have been compiled based primarily on publicly available information. In recognizing the limitations of the available information, the directors of TABCORP believe that the reliability of the amounts and assumptions relating to the Tab component of the Merged Group Pro-Forma Statements must be considered with considerable caution as they are subject to some uncertainty (see also section 5).

We have performed an independent review of the Merged Group Pro-Forma Statements in order to state whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that the directors' assumptions do not provide a reasonable basis for the preparation of the Merged Group Pro-Forma Statements, and



whether, in all material respects, the Merged Group Pro-Forma Statements are properly prepared on the basis of the assumptions and are presented on bases consistent with the accounting policies adopted by TABCORP and are in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review of the Merged Group Pro-Forma Statements has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review consisted of enquiries as to the process used in preparing the Merged Group Pro-Forma Statements, consideration and discussion with the directors and management of TABCORP, review of the data supporting the assumptions, testing of the expression of the assumptions in the pro-forma statements and testing that the pro-forma statements are presented in accordance with the accounting policies adopted by TABCORP and ascertaining whether these reflect the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Merged Group Pro-Forma Statements.

5 QUALIFICATION OF LIMITATION IN SCOPE

The component of the Merged Group Pro-Forma Statements relating to the underlying operations of Tab has been compiled based primarily on publicly available information as well as certain selected non-public information provided to TABCORP by Tab as part of a high level due diligence investigation. On this basis, the Merged Group Pro-Forma Statements must be considered with caution and are subject to uncertainty as a consequence of:

- the limitations of the available information;
- the reliability of the amounts and assumptions relating to the Tab component of the Merged Group Pro-Forma Statements; and
- the materiality of the Tab component of the Merged Group Pro-Forma Statements.


PITCHER PARTNERS

6 STATEMENTS

TABCORP Forecast Information

Based on our review of the TABCORP Forecast Information, nothing has come to our attention which causes us to believe:

i. that the directors' assumptions, as referred to in section 5.3 of the Bidder's Statement, which are subject to the business risks referred to in section 8 of the Bidder's Statement, do not provide a reasonable basis for the TABCORP Forecast Information;

ii. that the TABCORP Forecast Information does not give effect in all material respects to the directors' assumptions or has not been correctly compiled; or

iii. that the TABCORP Forecast Information is not presented on a basis consistent with TABCORP accounting policies or is not in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. It is in the nature of forecasts that it is not feasible to present all of the disclosures which would be required by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

The TABCORP Forecast Information reflects the directors' judgment based on present circumstances as to both the most likely set of operating and economic conditions and the course of action TABCORP is most likely to take. The TABCORP Forecast Information is based on a large number of assumptions and is subject to significant uncertainties and contingencies, many of which are outside the control of the directors. Accordingly actual results during the forecast period are likely to vary from the TABCORP Forecast Information as it is often the case that some events and circumstances may not occur as expected or may not be anticipated when they do occur. We express no opinion as to whether the TABCORP Forecast Information will be achieved because the assumptions regarding future events are by their nature not capable of individual substantiation.

Pro-Forma Consolidated Statements of Financial Performance – Merged Group

Except for the limitation in scope referred to in section 5 of this report, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based


PITCHER PARTNERS

on our review of the Merged Group Pro-Forma Statements for the year ending 30 June 2004, nothing has come to our attention which causes us to believe:

i. that the directors' assumptions, as referred to in sections 5.2 to 5.5 of the Bidder's Statement, which are subject to the business risks referred to in section 8 of the Bidder's Statement, do not provide a reasonable basis for the Merged Group Pro-Forma Statements;

ii. that the Merged Group Pro-Forma Statements do not give effect in all material respects to the directors' assumptions or have not been correctly compiled; or

iii that the Merged Group Pro-Forma Statements are not presented on a basis consistent with TABCORP accounting policies or are not in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

The Merged Group Pro-Forma Statements reflect the directors' judgement based on present circumstances and the information available to TABCORP at the date of the Bidder's Statement. The Merged Group Pro-Forma Statements are based on a large number of assumptions concerning future events and are subject to significant uncertainties and contingencies, many of which are outside the control of the directors. In addition, the Merged Group Pro-Forma Statements are compiled on the basis that certain assumed events, which may occur in the future, occurred as at 30 June 2003. Accordingly, actual results during the period covered by the Merged Group Pro-Forma Statements are likely to vary from the Merged Group Pro-Forma Statements as some events and circumstances may not occur as expected or may not be anticipated when they do occur. We express no opinion as to whether the Merged Group Pro-Forma Statements will be achieved, either at all or in the amounts or by the dates indicated.

7 SUBSEQUENT EVENTS

Apart from the matters dealt with in this report and having regard to the scope of this report, to the best of our knowledge and belief, there have been no material transactions or events which would require a comment on, or adjustment to, the information referred to in our report or that would cause the information included in this report to be misleading or deceptive.



8 DISCLOSURES

Pitcher Partners Corporate Pty Ltd does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Pitcher Partners Corporate Pty Ltd will receive a professional fee from the TABCORP Group for the preparation of this report.

The directors of TABCORP have agreed to indemnify and hold harmless Pitcher Partners Corporate Pty Ltd and its employees from any claims arising out of misstatement or omission in any material or information supplied by the directors of TABCORP.

Consent for the inclusion of this report in the Bidder's Statement, in the form and context in which it appears, has been given. At the date of this report, this consent has not been withdrawn.

Yours faithfully

PITCHER PARTNERS CORPORATE PTY LTD

M W PRINGLE
Director

Annexure F

Accounting Policies

Outlined in this Annexure F are the significant policies which have been adopted in the preparation of the financial statements of TABCORP and Jupiters from which the Financial Information for the year ended 30 June 2003 has been extracted. The accounting policies used are consistent with those adopted in the year ended 30 June 2002, except where there has been a change in accounting policy as set out in this Annexure F.

Part I - Accounting policies relevant to TABCORP and Jupiters

1. Basis of preparation

The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act. The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

2. Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the parent entity and its controlled entities, referred to collectively throughout this Annexure F as the 'economic entity' or 'consolidated entity'. Where an entity began to be controlled during the year, the results are included only from the date control commenced, subject to the assumptions set out in section 5. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

3. Goodwill

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Purchased goodwill at TABCORP is amortised on a straight-line basis over 20 years. Purchased goodwill at Jupiters is amortised on a straight line basis for AWA at 20 years and for Centrebet at seven years. The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance. In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payment to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

4. Asset sales

The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

5. Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

6. Taxation

The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse. Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

At 30 June 2003, the consolidated entity had not elected to form a consolidated group for taxation purposes.

7. Investments

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

8. Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress and general stores and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

9. Employee entitlements

Wages, salaries and annual leave

Liabilities for employee benefits of salaries and wages expected to be settled within twelve months of the reporting date and annual leave represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration rates the consolidated entity expects to pay, including related on-costs when the liability is expected to be settled.

Long service leave

The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date. Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

10. Provisions

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

11. Changes in accounting policy

In the year ended 30 June 2003, the TABCORP Group and Jupiters Group adopted the new Accounting Standard AASB 1044 *'Provisions, Contingent Liabilities and Contingent Assets'* resulting in a change in the accounting for dividend provisions. Previously, the TABCORP Group recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of the year ended 30 June 2003 by $119.408 million for TABCORP and by $22.902 million for Jupiters. In accordance with the new standard, no provision for dividend has been recognised for the year ended 30 June 2003. The change in accounting policy had no effect on basic and diluted earnings per share.

In the year ended 30 June 2003, the TABCORP Group and the Jupiters Group adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is calculated using the remuneration rates the TABCORP

Annexure F (cont'd)

Group expects to pay, including related on-costs when the liability is expected to be settled. The effect on the consolidated financial statements of the revised policy at the beginning of the year ended 30 June 2003 has been as follows:

- for TABCORP:
  - increase the provision for employee benefits by $0.436 million;
  - decrease opening retained profits by $0.305 million; and
  - increase future income tax benefits by $0.131 million.
- for Jupiters: the effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by $170,562. In addition, current year profits have decreased by $75,969 due to an increase in the employee benefits expense. Current provisions at 30 June 2003 have also increased by $246,531 as a result of the change in accounting policy.

12. Rounding of amounts

TABCORP and Jupiters are companies of a kind referred to in ASIC Class Order 98/100 relating to the 'rounding off' of amounts in financial statements. Amounts in the financial statements from which the Financial Information for the year ended 30 June 2003 is extracted were rounded off in accordance with that class order to the nearest thousand dollars.

Part II - Accounting policies only relevant to TABCORP

1. Revenue recognition

Wagering and gaming revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services. Revenues from ordinary operations includes revenue derived from monitoring operations, which is recognised as it is earned.

- Interest income is recognised as it accrues.
- The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

2. Non-current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

3. Financial instruments

Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non-interest bearing. A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified. The carrying amounts approximate fair value.

Cash, short-term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short-term to maturity.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non-interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short-term to maturity of the amounts drawn.

Loans pursuant to TABCORP's employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate fair value as the amounts are based on the economic entity's entitlement to all monies outstanding.

Except as set out in section 1.5(d)(ii), TABCORP Shares bear no special terms or conditions affecting income or capital entitlements of shareholders.

4. Property, plant and equipment

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight-line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

Buildings 1.05% to 11.11%

Leasehold improvements 1.05% to 20.00% (in 2002: 1.05% to 25.00%)

Plant and equipment 5.26% to 33.33%

Consumables 20.00% to 33.33%

Freehold land is recorded at the lower of cost and recoverable amount and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

5. Licences

The Wagering Licence and the Gaming Licence have not been amortised as the payment to be received by the parent entity under the Gaming and Betting Act at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012, unless the licences are earlier cancelled. The NSW Casino Licence is amortised over the life of the NSW Casino Licence, being 99 years from the date of issue, 14 December 1994. Other licences are amortised over the period of operation of the licences.

6. Rights under the Star City Management Agreement

The rights under the Star City Management Agreement are amortised over the life of the agreement, which coincides with the term of the NSW Casino Licence.

7. Rental expenditure

The payment made for rental in advance for the Star City Casino site for 12 years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the NSW Casino Licence, being 14 December 1994. The payment made for rental in advance in respect of a property (switching station) has been deferred in the statement of financial position at the nominal amount and is being amortised over 95 years commencing from the date of acquisition of the site, being 5 December 1997.

8. Deferred revenue

Deferred revenue comprises three elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease, which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease; deferred revenue relating to exclusivity contracts which is being reduced over the period of the contracts; and third party contributions to a capital project which are being reduced over five years.

Annexure F (cont'd)

9. Employee entitlements

Employee share plan

A TABCORP employee share plan has operated in the past under which TABCORP Shares, and loans to acquire those shares, are made available to eligible employees. As discussed in section 2.7, the TABCORP Board has resolved to discontinue this plan, which has been replaced with the plans described in section 2.7.

Superannuation

TABCORP and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred.

Workers' compensation

Star City Holdings self-insures in relation to workers' compensation, and a provision has been brought to account.

10. Provisions

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

11. Joint venture operation

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation.

Part III - Accounting policies only relevant to Jupiters

1. Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Casino and other gaming revenues represent the aggregate of gaming wins and losses after allowances.

Revenue from the provision of services is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

Revenue from the sale of goods is recorded when control in the goods being sold passes to the buyer, it is probable consideration will pass from the buyer in accordance with an established arrangement and the amount of consideration can be reliably measured.

2. Cost of goods sold

Cost of goods sold relates to the sale of food, beverage and gaming equipment.

3. Gaming taxes and Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority (in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable) and receivables and payables are stated with the amount of GST included.

Prima facie gaming taxes are brought to account on a gross basis in the statement of financial performance. Pursuant to agreements between the Federal and State governments, any GST payable on the related gaming activities is deducted from those gaming tax remittances and paid to the Federal government.

4. Government funded development

Jupiters is currently developing GCCEC on behalf of the State of Queensland (see section 1.6(f)). Development costs are generally reimbursed by the State within one month of them being paid. Development costs incurred and not yet reimbursed are classified as current receivables.

5. Non-current assets

Land, buildings and casino licences are recorded at cost of acquisition or development. The Queensland Casino Licences for Conrad Jupiters Hotel-Casino and Jupiters Townsville Casino are issued in perpetuity and the Queensland Casino Licence for Conrad Treasury Hotel-Casino expires in April 2070.

Buildings, plant and equipment and, where appropriate, Queensland Casino Licences are depreciated over their estimated useful lives on a straight line basis with depreciation on buildings and Queensland Casino Licences applying a rate of 1% - 1.3%, plant and equipment - owned applying a rate of 7% - 33%, and plant and equipment - leased applying a rate of 20%.

All non-current assets are reviewed semi-annually to determine whether their carrying amounts require write down to recoverable amount. Recoverable amount is determined using net cash flows discounted at 10.9% to present values.

The acquisition of the management contract in respect of Jupiters Townsville Casino and the associated hotel is recorded at cost and is being amortised over the period of the extended term of the contract of 22 years.

Deferred borrowing expenses are amortised over the term of the related financial instrument.

6. Leased assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability. Gains or losses on the sale and leaseback of assets are deferred and amortised over the lease term when the lease is a finance lease.

Operating lease assets are not capitalised and rental payments are charged to profit on a basis to match the expense with the economic benefits consumed from the leased asset in each period. Where rental payments are expected to produce economic benefits in a future period, a prepayment of rent is recognised in the statement of financial position.

7. Self insurance of Queensland worker's compensation liabilities

From 1 July 2002, the consolidated entity self insures its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a licence from WorkCover Queensland. Liabilities that may arise in this regard are contingent on claims by employees. At each reporting date, the liability recognised for the consolidated entity's potential workers' compensation liabilities in respect of its Queensland employees is measured in accordance with an independent actuarial valuation. The valuation makes allowance for the consolidated entity's estimated claims liability, residual liability and outstanding liability.

8. Financial instruments

Reset preference shares exhibit characteristics of liabilities and are recognised as liabilities in the statement of financial position. The corresponding dividends are charged as borrowing costs in the statement of financial performance.

Trade debtors primarily represent amounts receivable from hotel and casino patrons, and technology services customers of the international sales division and are recorded at transaction amounts. Provision for doubtful debts is recognised to the extent that the recovery of the outstanding receivable balance is considered less than likely to be collected. Such provision is established based on a review of all outstanding amounts at balance date.

Investments in bank accepted bills of exchange are carried at cost. Interest revenue is recognised on an effective yield basis.

Annexure F (cont'd)

Liabilities for trade creditors, other creditors and accruals are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Notes payable are recognised when issued at the face value of the notes issued, with any discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Borrowings under a commercial bill facility are recognised when bills are issued with the liability recorded based upon the face value of the bills. The difference between the face value and proceeds received from the bills is recognised as interest expense over the period to maturity.

A cross currency interest rate swap agreement hedges the company's interest rate and foreign currency exposure in respect of notes payable. Under the terms of the swap agreement, the company agrees with the counterparty to exchange the difference between the fixed and floating rate interest amounts and to exchange the principal at an agreed rate of foreign currency conversion. Amounts payable under the cross currency interest rate swap agreement are recognised as a component of interest expense as they accrue.

Annexure G

Other Aspects of the Loan Facility

As indicated in section 6.5(i), under the Loan Facility TABCORP will give certain financial covenants and a negative pledge in favour of the Banks. The financial covenants and the negative pledge are discussed in this Annexure G.

Part I - Financial covenants

TABCORP covenants with the Banks that:

- the ratio of the adjusted net borrowings of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) as at each reporting date to EBITDA in respect of the 12 month period ending on that reporting date will be not more than:
  - 3.75:1 for the 12 month period ending on the first reporting date; and
  - 3.5:1 thereafter;
- the net worth of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) will at all times be equal to or greater than $1,200 million;
- the ratio of EBIT of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) for the 12 month period ending on each reporting date to net interest expense in respect of that 12 month period will not be less than 2.5:1; and
- the aggregate financial indebtedness of the members of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) which are not parties to the Loan Facility, must not exceed 5% of the total tangible assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group). (Certain indebtedness of the TABCORP Group, and, if control of Tab is acquired by Bidder under the Offer, the Merged Group, is excluded from this ratio.)

Part II - Negative pledge

The Loan Facility will include a negative pledge, which will provide that:

- no encumbrance (with certain exceptions) may be created over any of the assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) if the encumbrance, together with all other encumbrances then existing over the assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group), secures financial indebtedness the principal amount of which exceeds:
  - 10% of the total tangible assets of the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, of the Merged Group); or
  - while the Star City Group's facility remains secured, 5% of the total tangible assets of the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, of the Merged Group); and
- TABCORP will ensure that no member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) sells, assigns, leases, transfers or otherwise disposes of any asset, except in certain prescribed circumstances. The prescribed circumstances relate to any sale, assignment, lease, transfer or other disposal:
  - made in the ordinary course of the casino, gaming or wagering business of the disposing entity;
  - of assets associated with Tab businesses that the New South Wales government requires Bidder to procure to be divested by Tab (see section 4.3(c));
  - of obsolete assets made on normal commercial terms and on an arm's length basis;

Annexure G (cont'd)

- involving the temporary application of funds that are not immediately required in the business of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) in the purchase or making of investments or the realisation of such investments;
- involving the application of the proceeds of an issue of securities (whether equity or debt) for the purpose stated in the relevant prospectus or other offering documents relating to that issue;
- of assets by any company in the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group) to any other company in the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group), if the consideration for the disposal does not exceed a normal commercial consideration, subject to certain exceptions; or
- of an asset where the greater of the market value or consideration receivable (when aggregated with the greater of the market value or consideration receivable for the sale, lease, transfer or disposal of any other asset, to the extent not permitted under the above) does not exceed 10% of the total tangible assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) in any financial year.

Annexure H

Warranties and Acknowledgements in Relation to the Share Sale Facility

By signing and returning the Instruction Form, or otherwise validly electing to participate in the Share Sale Facility, each Participating Tab Shareholder will, or will be deemed to:

(a) acknowledge that the Participating Tab Shareholder has read, and agrees to, the terms and conditions of the Share Sale Facility Documents;

(b) acknowledge that the Participating Tab Shareholder is irrevocably bound to sell all of the Participating Tab Shareholder's Sale Shares under the Share Sale Facility in return for the Sale Price, and otherwise in accordance with the Share Sale Facility Documents;

(c) warrant that, at the time of providing the Election to Participate, they are an Eligible Tab Shareholder and, in particular, that:

   (i) if the relevant Sale Shares have not yet been issued to the Participating Tab Shareholder at that time and the Election to Participate is not part of the Acceptance Form, the Participating Tab Shareholder has submitted an Acceptance Form, or otherwise validly accepted the Offer, in relation to the Tab Shares in respect of which it will receive the Sale Shares; or

   (ii) if the relevant Sale Shares have been issued to the Participating Tab Shareholder at that time, the Participating Tab Shareholder is the registered holder of the Sale Shares specified in the Election to Participate;

(d) warrant that they have not previously participated in the Share Sale Facility in respect of any TABCORP Shares, and agree that they will not attempt to participate in the Share Sale Facility in the future other than pursuant to the relevant Election to Participate;

(e) warrant (and authorise UBS Securities Australia to warrant on the Participating Tab Shareholder's behalf) to any buyer of the Participating Tab Shareholder's Sale Shares under the Share Sale Facility that the buyer will acquire good title to those Sale Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and from any third party rights;

(f) warrant that they are not acting on behalf of a person resident or located in the United States of America;

(g) agree not to sell any of the Participating Tab Shareholder's Sale Shares to any person once the Election to Participate has been sent. The Participating Tab Shareholder will also, or will be deemed to, authorise the Registrar to take measures to prevent the transfer of any Sale Shares other than in accordance with the Share Sale Facility. Further, if any Sale Shares are sold in breach of this warranty, the Participating Tab Shareholder will be deemed to have appointed UBS Securities Australia or any officer of UBS Securities Australia as attorney to purchase TABCORP Shares in the Participating Tab Shareholder's name, and at the Participating Tab Shareholder's expense, to satisfy the Participating Tab Shareholder's obligations in relation to the sale of the TABCORP Shares received by the Participating Tab Shareholder under the Offer, and will indemnify UBS Securities Australia for all costs incurred by it in connection with any such purchase;

(h) acknowledge that none of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other party involved in the Share Sale Facility has any liability to the Participating Tab Shareholder other than for the payment of any sale proceeds determined and payable in accordance with the terms and conditions of the Share Sale Facility Documents;

(i) acknowledge that none of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other party involved in the Share Sale Facility has provided the Participating Tab Shareholder with any investment advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Participating Tab Shareholder's decision to sell their Sale Shares, and that the Participating Tab Shareholder has made its own decision to sell TABCORP Shares under the Share Sale Facility based on its consideration of its own objectives, financial situation and needs and its own investigations of the affairs of TABCORP and its own analysis of the Share Sale Facility Documents;

Annexure H (cont'd)

(j) acknowledge that UBS Securities Australia is not an Authorised Deposit-Taking Institution under the *Banking Act 1959* (Cth). The obligations of UBS Securities Australia do not represent deposits or other liabilities of UBS AG, and UBS AG does not stand behind, support or guarantee UBS Securities Australia in any way;

(k) appoint TABCORP as the Participating Tab Shareholder's agent to receive any notice, including the Financial Services Guide (and any update of that document), UBS Securities Australia is required to provide under the Corporations Act. Any such document will be made available on TABCORP's website (www.tabcorp.com.au); and

(l) acknowledge that the Share Sale Facility Documents are governed by the laws in force in Victoria,

and otherwise agrees to the terms and conditions set out in the Share Sale Facility Documents.

This page has been left blank intentionally.

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Corporate Directory


TABCORP

TABCORP

TABCORP Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004

Bidder

TABCORP Investments No.4 Pty Ltd
5 Bowen Crescent
Melbourne VIC 3004

TABCORP Offer information line

If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the TABCORP Offer information line on the following numbers:

Within Australia: 1800 010 202 (toll-free)
Outside Australia: +61 2 9240 7442

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Registry for the Offer

You can contact TABCORP's share registrar (ASX Perpetual Registrars Limited) at the addresses set out below:

(For Deliveries)

TABCORP Offer
C/o ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne VIC 3000

(For Post)

TABCORP Offer
C/o ASX Perpetual Registrars Limited
GPO Box 1695
Melbourne VIC 3001

This document is printed on recyclable paper
Designed by BTB Financial Documents



Star City
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TABCORP

Australia's premier gambling and entertainment group

TABCORP Investments No.4 Pty Ltd

ABN 74 108 197 084

ACCEPTANCE FORM - ISSUER SPONSORED SUBREGISTER


TABCORP

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Securityholder Reference Number: I99999999999

Holding at 06/04/2004: 1,000

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

MRS SALLY SAMPLE
123 SAMPLE ST
SAMPLEVILLE
SAMPLECOUNTRY



If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

Use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the Issuer Sponsored Subregister (shown above). As such, you should accept the Offer by returning this Acceptance Form to the TABCORP Investments No.4 Pty Ltd share registry at an address shown overleaf.

To be completed by Shareholder(s)

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

______________________________ Contact name

(_____)______________________ Telephone number - Business hours

TABOO101 / I99999999999 / 00001

Further Important Instructions

1. Completion Instructions

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Your amendments will be passed on to Computershare Investor Services Pty Ltd, Tab's share registry.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders:** If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney:** If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

  - **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- Tab Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer C/- ASX Perpetual Registrars Limited GPO Box 1695 MELBOURNE VIC 3001		TABCORP Offer C/- ASX Perpetual Registrars Limited Level 4, 333 Collins Street MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON 25 MAY 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:

WITHIN AUSTRALIA: [illegible] OUTSIDE AUSTRALIA: [illegible]

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084



ACCEPTANCE FORM - ISSUER SPONSORED SUBREGISTER

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Securityholder Reference Number: I99999999988

Holding at 06/04/2004: 1,000

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

MRS SALLY SAMPLE
123 SAMPLE ST
SAMPLEVILLE VIC 3333





If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

Use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding**. If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the Issuer Sponsored Subregister (shown above). As such, you should accept the Offer by returning this Acceptance Form to the TABCORP Investments No.4 Pty Ltd share registry at an address shown overleaf.

To be completed by Shareholder(s)

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (individual)	Joint Securityholder 2 (individual)	Joint Securityholder 3 (individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/__________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

______________________________ Contact name

(______)______________________________ Telephone number - Business hours

TABOAI01 / I99999999999 / 00001

Share Sale Facility

☐ **Mark this box to participate in the Share Sale Facility and have the TABCORP Shares to be issued to you under the Offer (up to a maximum of 200 TABCORP Shares) sold on your behalf.**
By marking this box, you acknowledge that you are an Eligible Tab Shareholder and agree to give the warranties and acknowledgments set out in Annexure H to the Bidder's Statement. Details of the Share Sale Facility (including eligibility criteria) are set out in section

Further Important Instructions

1. Completion Instructions

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Your amendments will be passed on to Computershare Investor Services Pty Ltd, Tab's share registry.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders:** If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney:** If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

  - **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and (if relevant) your election to participate in the Share Sale Facility and to provide you with the consideration payable under the Offer and the Share Sale Facility. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer and the Share Sale Facility. If you fail to supply this information, your acceptance and/or election may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- Tab Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:
TABCORP Offer
C/– ASX Perpetual Registrars Limited
GPO Box 1695
MELBOURNE VIC 3001

or

Deliver in person to:
TABCORP Offer
C/– ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON 25 MAY 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084

ACCEPTANCE FORM - CHESS SUBREGISTER


TABCORP

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Holder Identification Number: X99999999999

Holding at 06/04/2004: 1,000

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

MRS SALLY SAMPLE
123 SAMPLE ST
SAMPLEVILLE VIC 3333





If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

You can use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form.Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the CHESS Subregister (shown above). Please follow the instructions below.

To be completed by Shareholder(s)

Your Tab Shares are held on the CHESS Subregister (shown above). To accept the Offer you can either:

- instruct your Controlling Participant to accept the Offer on your behalf; **or**
- if you want TABCORP Investments No.4 Pty Ltd to contact your Controlling Participant on your behalf to relay your instructions, write their details here and sign and return this Acceptance Form to TABCORP Investments No.4 Pty Ltd at an address shown overleaf.

Broker's Name: SAMPLE BROKER PTY LTD

Broker's Address:

Broker's Telphone:

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above:

(a) accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement; and

(b) authorise TABCORP Investments No.4 Pty Ltd to instruct my/our Controlling Participant to accept the Offer, and (if relevant) to elect to participate in the Share Sale Facility on my/our behalf.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ____/____/____

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

Contact name ______________________

Telephone number - Business hours (____)______________________

TABOAC01 / X99999999999 / 00001

Share Sale Facility

☐ **If you wish to participate in the Share Sale Facility and have the TABCORP Shares to be issued to you under the Offer (up to a maximum of 200 TABCORP shares) sold on your behalf**, you can either:

- instruct your Controlling Participant, at the time of instructing them to accept the Offer, to elect to participate in the Share Sale Facility on your behalf; **or**
- mark this box and return this completed Acceptance Form to an address shown overleaf so that TABCORP Investments No.4 Pty Ltd can instruct your Controlling Participant for you.

By electing to participate, you acknowledge that you are an Eligible Tab Shareholder and agree to give the warranties and acknowledgments set out in Annexure H to the Bidder's Statement. Details of the Share Sale Facility (including eligibility criteria) are set out in section 11 of the Bidder's Statement.

Further Important Instructions

1. Completion Instructions

As your Tab Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer or (if relevant) to elect to participate in the Share Sale Facility. You can contact your Controlling Participant and instruct them to accept the Offer, and (if relevant) to elect to participate in the Share Sale Facility, on your behalf. If you decide to use this Acceptance Form, follow the instructions below.

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Amendments to your name and address can only be processed by your Controlling Participant.
- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:
  - **Joint shareholders:** if your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.
  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.
  - **Powers of Attorney:** If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.
  - **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and (if relevant) your election to participate in the Share Sale Facility and to provide you with the consideration payable under the Offer and the Share Sale Facility. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer and the Share Sale Facility. If you fail to supply this information, your acceptance and/or election may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- If you decide to use this Acceptance Form, mail or deliver the completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer		TABCORP Offer
C/- ASX Perpetual Registrars Limited		*C/- ASX Perpetual Registrars Limited*
GPO Box 1695		Level 4, 333 Collins Street
MELBOURNE VIC 3001		MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON 25 MAY 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084


TABCORP

ACCEPTANCE FORM - CHESS SUBREGISTER

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Holder Identification Number: X88999999999

Holding at 06/04/2004: 1,000

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

MRS SALLY SAMPLE
123 SAMPLE ST
SAMPLEVILLE
SAMPLECOUNTRY





If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

You can use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the CHESS Subregister (shown above). Please follow the instructions below.

To be completed by Shareholder(s)

Your Tab Shares are held on the CHESS Subregister (shown above). To accept the Offer you can either:

- instruct your Controlling Participant to accept the Offer on your behalf; **or**
- if you want TABCORP Investments No.4 Pty Ltd to contact your Controlling Participant on your behalf to relay your instructions, write their details here and sign and return this Acceptance Form to TABCORP Investments No.4 Pty Ltd at an address shown overleaf.

Broker's Name:	SAMPLE BROKER PTY LTD
Broker's Address:	
Broker's Telphone:	

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above:

(a) accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement; and

(b) authorise TABCORP Investments No.4 Pty Ltd to instruct my/our Controlling Participant to accept the Offer on my/our behalf.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ____/____/____

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

______________________ Contact name

(____)______________________ Telephone number - Business hours

TABOOCD1 / X88909999999 / 00011

Further Important Instructions

1. Completion Instructions

As your Tab Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer. You can contact your Controlling Participant and instruct them to accept the Offer on your behalf. If you decide to use this Acceptance Form, follow the instructions below.

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Amendments to your name and address can only be processed by your Controlling Participant.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders**: If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney**: If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

  - **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to access the *personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.*

2. Lodgement Instructions

- If you decide to use this Acceptance Form, mail or deliver the completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer		TABCORP Offer
C/- ASX Perpetual Registrars Limited		C/- ASX Perpetual Registrars Limited
GPO Box 1695		Level 4, 333 Collins Street
MELBOURNE VIC 3001		MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON 25 MAY 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

Exhibit A



2 April 2004

TABCORP lodges bidder's statement

TABCORP Holdings Limited ("TABCORP") today announced that it had lodged its bidder's statement in relation to its takeover offer for Tab Limited ("Tab") with both Tab and the Australian Securities and Investments Commission.

A copy of TABCORP's bidder's statement is available on the ASX or TABCORP's website (www.tabcorp.com.au) and TABCORP expects to despatch its bidder's statement to Tab shareholders later this month.

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said "TABCORP's takeover offer provides substantial value to Tab shareholders and represents a takeover premium of approximately 34% to Tab's share price prior to the announcement of merger discussions between Tab and UNiTAB."

"TABCORP's offer provides Tab shareholders with greater certainty than UNiTAB's offer given that the implied value of TABCORP's offer remains at $4.50 while the TABCORP share price remains in the range of $11.36 to $12.50. The closing share price of TABCORP shares on 1 April 2004 was $12.29. In contrast, the implied value of UNiTAB's offer will vary if the UNiTAB share price changes.

"Furthermore, the cash component of TABCORP's offer is $2.00 per Tab share which is 64 cents more than the cash component of $1.36 per Tab share in UNiTAB's offer," Mr Slatter commented.

Mr Slatter went on to say "Importantly, TABCORP's offer provides greater deliverability than UNiTAB's offer given that TABCORP's offer is less conditional. We are pleased to have reached agreement with the NSW racing industry which is important to completion of our takeover offer. UNiTAB, however, is yet to reach agreement with the NSW racing industry and in addition to other conditions, it is yet to satisfy its pooling condition."

Offer details

For each Tab share they own, TABCORP is offering Tab shareholders:

- $2.00 cash; and
- between 0.20 and 0.22 TABCORP shares.

The actual number of TABCORP shares issued will depend on the volume weighted average price ("VWAP") of TABCORP shares over a pricing period of 10 trading days immediately after the date on which TABCORP's takeover offer becomes, or is declared, unconditional.

TABCORP's offer implies a value of $4.50 for each Tab share assuming a TABCORP share price of between $11.36 and $12.50, subject to the effects of rounding.

The value of TABCORP's offer is illustrated in the table below.

Figure 1: Value of TABCORP's offer (per Tab share)

TABCORP VWAP		TABCORP shares		Cash		Value of the TABCORP offer
$11.00	x	0.220	+	$2.00	=	$4.42
$11.36	x	0.220	+	$2.00	=	$4.50
$11.85	x	0.211	+	$2.00	=	$4.50
$12.50	x	0.200	+	$2.00	=	$4.50
$13.00	x	0.200	+	$2.00	=	$4.60


TABCORP

Nine good reasons why Tab shareholders should accept TABCORP's offer

TABCORP's bidder's statement sets out full details in relation to its offer. The bidder's statement also includes a comparison of TABCORP's offer to UNiTAB's offer and provides nine good reasons why Tab shareholders should accept TABCORP's offer. These reasons are summarised below.

1. Tab shareholders will receive a significant premium over the price at which Tab shares traded before Tab became the subject of takeover/merger proposals.
2. TABCORP's offer provides Tab shareholders with greater certainty of value than UNiTAB's offer.
3. TABCORP's offer provides greater deliverability than UNiTAB's offer.
4. TABCORP's offer represents a very attractive multiple of Tab's earnings.
5. Tab's directors previously recommended an offer which was stated to have an implied value of $4.50.
6. Earnings and dividends attributable to Tab shareholders' investment are expected to be enhanced significantly if they accept TABCORP's Offer.
7. Tab shareholders who accept TABCORP's Offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group.
8. There is potential for capital gains tax rollover relief on the share component of the offer.
9. Tab shareholders will not incur any brokerage costs. In addition, eligible Tab shareholders can sell the TABCORP shares to which they are entitled (up to a maximum of 200 TABCORP shares) under a Share Sale Facility without incurring brokerage costs.

Please refer to TABCORP's bidder's statement for a detailed description of these reasons.

For further information please contact

At TABCORP	**At UBS**	
Bruce Tobin General Manager Public Affairs Tel (03) 9868 2508	Peter Scott Managing Director Tel (03) 9242 6273	Tim Antonie Managing Director Tel (03) 9242 6277


tab sp*rtsbet
tab f*otytip
TAB
Star City
CONRAD
JUPITERS


TABCORP

ACCEPT

Offer to acquire all of your shares in Tab Limited

If you have any questions in relation to the Offer, please call the TABCORP Offer information line Within Australia: 1800 010 202

This is an important document and requires your immediate attention.
If you are in doubt as to how to act, you should consult your financial or legal adviser immediately

HOW DO I ACCEPT THE OFFER?

You may only accept the Offer for all of your Tab Shares. Acceptances must be received before the end of the Offer Period.

For issuer sponsored holdings of Tab Shares (Securityholder Reference Number beginning with 'I')

To accept the Offer, complete the enclosed blue Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

For CHESS Holdings of Tab Shares (Holder Identification Number beginning with 'X')

To accept the Offer, either contact your Controlling Participant and instruct them to accept the Offer on your behalf, or complete the enclosed pink Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

TABCORP OFFER INFORMATION LINE

If you have any questions in relation to the Offer, please call the TABCORP Offer information line on the following numbers:
Within Australia:
1800 010 202 (toll-free)
Outside Australia:
+61 2 9240 7442
Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

IMPORTANT DATES

Bidder's Statement lodged with ASIC
2 April 2004

Date of the Offer
[ ] 2004

Offer scheduled to close (unless extended)
[ ] 2004

Note: The closing date for the Offer may change as permitted by the Corporations Act.

SHARE SALE FACILITY

You have the option of selling, without paying brokerage, the TABCORP Shares to which you are entitled as a result of accepting the Offer (up to a maximum of 200 TABCORP Shares) under a Share Sale Facility if your registered address is in Australia and you do not hold your Tab Shares on behalf of any person resident or located in the United States of America.

If you want to take advantage of this facility and are eligible to do so, mark the relevant box on the enclosed Acceptance Form, instruct your Controlling Participant to make an election for you, or call the Registrar on 1300 665 661 to receive the relevant forms. TABCORP will pay the brokerage costs

IMPORTANT INFORMATION

BIDDER'S STATEMENT

This Bidder's Statement is given by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084), a wholly-owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709), to Tab Limited (ABN 17 081 765 308) under Part 6.5 of the Corporations Act and relates to the Offer. You should read this Bidder's Statement in its entirety. This Bidder's Statement is dated 2 April 2004 and includes an Offer dated [ ] 2004 in section 10.

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

A copy of this Bidder's Statement was lodged with ASIC on 2 April 2004. Neither ASIC nor any of its officers take any responsibility for the contents of this Bidder's Statement.

NOTICES IN RELATION TO JURISDICTIONS OTHER THAN AUSTRALIA (INCLUDING THE UNITED STATES OF AMERICA)

As a result of section 10.6(g), this Bidder's Statement does not constitute an offer to sell, nor the solicitation of an offer to buy, any TABCORP Shares in any jurisdiction other than Australia, the United States of America or New Zealand, unless Bidder determines to the contrary.

Investors resident in places other than Australia should note that the Offer is being proposed and will be conducted in accordance with the laws in force in Australia and with the ASX Listing Rules. The disclosure requirements in relation to the Offer applicable in Australia will differ from those applying in other jurisdictions (including the United States). The financial statements included in this Bidder's Statement have been prepared in accordance with generally accepted accounting principles in Australia that will differ from those in other jurisdictions (including the United States). Because substantially all of the directors and assets of TABCORP and Bidder are located in Australia, investors resident in places other than Australia may have difficulties in enforcing their rights and any claims they may have arising under the laws of the jurisdiction in which they are resident (including, for United States investors, the United States federal securities laws) against TABCORP or Bidder and their respective officers and directors. It may be difficult to compel TABCORP, Bidder and their respective affiliates to subject themselves to a judgment of a court outside Australia.

The TABCORP Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933 (as amended) (the ***Securities Act***) or the securities laws of any United States state or other jurisdiction and therefore may not be offered or sold to persons resident in or located in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. Persons in the United States should be able to participate in the Offer (although not the Share Sale Facility) since TABCORP intends to rely on the exemption from registration afforded by Rule 802 under the Securities Act.

This Bidder's Statement has been furnished to the United States Securities and Exchange Commission but has not been reviewed by it. This Bidder's Statement has not been filed with or reviewed by any other state securities commission or United States regulatory authority and none of the foregoing authorities have passed upon or endorsed the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offence.

In making the Offer (but not the Share Sale Facility) available to persons in New Zealand, Bidder is relying on an exemption contained in the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002 in relation to prospectus and investment statement requirements in New Zealand.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This Bidder's Statement contains certain forward looking statements which have not been based solely on historical facts, but are rather based on Bidder's and TABCORP's current expectations about future events and results. These forward looking statements are, however, subject to risks, uncertainties and assumptions which could cause actual events or results to differ materially from the expectations described in such forward looking statements. These factors include, amongst other things, the risks identified in section 8, as well as other matters not yet known to Bidder or TABCORP or not currently considered material by Bidder or TABCORP.

INVESTMENT DECISIONS

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You may wish to seek independent financial and taxation advice before deciding whether or not to accept the Offer.

IMPLIED VALUE

As you are being offered TABCORP Shares as part of the consideration for your Tab Shares, the implied value to you of the Offer may vary with the market price of TABCORP Shares. In addition, all references to the implied value of TABCORP's Offer in this Bidder's Statement are subject to the effects of rounding. Further information concerning the implied value of the Offer is contained in this Bidder's Statement. You should also refer to section 8.6(b).

DEFINED TERMS AND INTERPRETATION

A number of defined terms are used in this Bidder's Statement. These terms are explained in


TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

[ ] 2004

Dear Tab Shareholder,

On 23 February 2004, TABCORP announced an Offer to acquire all of your Tab Shares.

The Offer is $2.00 cash plus between 0.20 and 0.22 TABCORP Shares for each Tab Share. The actual number of TABCORP Shares which you will receive if you accept the Offer (and it becomes unconditional) will depend on TABCORP's share price over a specified pricing period of 10 Trading Days.

The Offer provides significant benefits for Tab Shareholders.

- **You will receive a significant premium for your Tab Shares**

  The implied value for each of your Tab Shares under the Offer is $4.50, assuming a TABCORP Share price between $11.36 and $12.50 and subject to the effects of rounding. (As at 1 April 2004 (being the last trading day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.) This implied value represents:

  - a 33.9% premium to the Tab Share price on 15 October 2003, the day prior to Tab's announcement of merger discussions with UNiTAB; and
  - a 28.2% premium to the Tab Share price on 4 November 2003, the day prior to the announcement of TABCORP's initial merger proposal in relation to Tab.

- **You have the opportunity to become a shareholder in TABCORP, which is the parent of Australia's premier diversified gambling and entertainment group**

  If you accept the Offer and it becomes unconditional, you will benefit from:

  - a shareholding in TABCORP, with annual revenues in excess of $3.4 billion and (assuming all of the Tab Shares are acquired under the Offer) a market capitalisation of approximately $6 billion;
  - the potential for enhanced earnings and dividends as a TABCORP shareholder; and
  - reduced risk due to greater business and geographic diversification.

In addition, TABCORP has signed a legally binding agreement with NSW Racing which sets out the key principles of the relationship between NSW Racing, TABCORP and Tab in the event that TABCORP acquires Tab. TABCORP's agreement provides the basis for it to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements must be complied with by any successful bidder for Tab.

I urge you to accept the Offer as soon as possible. To accept the Offer, you should follow the instructions on the enclosed Acceptance Form.

If you have any questions in relation to the Offer, please contact the TABCORP Offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

I look forward to welcoming you as a shareholder in TABCORP.

Yours sincerely,

Michael Robinson
Chairman

5 Bowen Crescent
Melbourne Australia 3004


TABCORP's Offer is Superior to UNiTAB's offer

		TABCORP's Offer	UNiTAB's offer
1	Implied value per Tab Share	$4.50	$4.42
2	Premium to Tab Share price	33.9%	31.5%
3	Amount of cash per Tab Share	$2.00	$1.36
4	Certainty of value	More	Less
5	Agreement with NSW Racing and recognition from the New South Wales government	Yes	No
6	Pro-forma uplift in earnings per share	+55%	+25%
7	Pro-forma uplift in dividends per share	+54%	?
8	Credit rating	Investment grade BBB+	Unrated
9	Share sale facility	Yes	No

Notes:

1. The implied value of TABCORP's Offer is $4.50 per Tab Share as long as the TABCORP Share price is between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). The implied value of UNiTAB's offer will vary if the UNiTAB share price changes. The implied value of UNiTAB's offer set out above is based on the volume weighted average share price of UNiTAB shares of $6.50 on ASX between (and including) 10 December 2004 (being the date UNiTAB made its profit upgrade announcement) and 18 December 2003 (being the last Trading Day before UNiTAB announced the UNiTAB offer) as disclosed in UNiTAB's bidder's statement. In relation to the impact of any acquisition by UNiTAB of Tab on the UNiTAB share price, *see page 6 of this Bidder's Statement under the heading* 'TABCORP's offer provides greater certainty of value to Tab Shareholders'.
2. This is based on the implied value referred to in note 1 and on a Tab Share price of $3.36 (being the closing price on ASX on 15 October 2003, which was the day prior to the announcement of the proposed merger between Tab and UNiTAB).
3. The cash component of UNiTAB's offer is $1.36 per Tab Share after taking into account the amount of Tab's fully franked interim dividend of 9 cents per Tab Share which was paid on 23 February 2004.
4. The implied value of TABCORP's Offer is $4.50 per Tab Share assuming a TABCORP Share price of between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). If the TABCORP Share price is outside this range the implied value of TABCORP's Offer will vary. The implied value of UNiTAB's offer will vary if the UNiTAB share price changes.
5. As discussed in sections 8.6(n), 9.6 and 9.7, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements provide that a company must be nominated as the 'Nominated Company' before acquiring control of Tab and that the Nominated Company (or its parent company) must, amongst other things, have in place arrangements with NSW Racing which NSW Racing considers are necessary to ensure that it is in no less favourable a position after the change of control than under current arrangements with Tab. The New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying this latter requirement. At the date of this Bidder's Statement, UNiTAB has not entered into any arrangements with NSW Racing relevant to this latter requirement. However, the New South Wales government has

It is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the 'Nominated Company'. The New South Wales government has indicated that it is possible for it to nominate a bidder for Tab as the 'Nominated Company' in the absence of the bidder having in place an arrangement with NSW Racing, but it would only do so in limited circumstances. At the date of this Bidder's Statement neither Bidder nor TABCORP is aware of any indication that those limited circumstances will apply.

6. The illustrative pro-forma uplift in earnings per share for Tab Shareholders who accept TABCORP's Offer and reinvest all proceeds into TABCORP Shares at $11.85 per TABCORP Share (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) is based on the pro-forma information presented in section 5 of this Bidder's Statement (see sections 5.3 to 5.5 and 8 for the relevant assumptions, qualifications and risks). $11.85 was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the TABCORP Offer). The pro-forma uplift in earnings per share for Tab Shareholders who accept UNiTAB's offer and reinvest all proceeds into UNiTAB shares at $6.50 per UNiTAB share is as disclosed in UNiTAB's bidder's statement dated 22 January 2004.
7. The illustrative pro-forma uplift in dividends per share for Tab Shareholders who accept TABCORP's Offer and reinvest all proceeds into TABCORP Shares at $11.85 per TABCORP Share (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) assumes that they received the benefit of dividends paid or to be paid by TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003 (being the dividends paid or to be paid in the year ending 30 June 2004) and that all Tab Shares are acquired under the Offer (see also the assumptions referred to in relation to Figure 4 in the section headed 'Nine Good Reasons Why You Should Accept TABCORP's Offer'). $11.85 was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the TABCORP Offer). UNiTAB's bidder's statement does not illustrate the dividend per share uplift for a Tab Shareholder under UNiTAB's offer.
8. Standard & Poor's has confirmed that TABCORP will retain its current BBB+ credit rating (with a negative outlook) in the event that TABCORP is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer.
9. Eligible Tab Shareholders can sell the TABCORP Shares to which they are *entitled as a result of acceptance of the Offer (up to a maximum of 200* TABCORP Shares) under the Share Sale Facility without incurring brokerage


Nine Good Reasons Why You
Should Accept TABCORP's Offer

TABCORP's Offer implies a value of $4.50 for each Tab Share*

1. You will receive a significant premium over the price at which Tab Shares traded before Tab became the subject of takeover/merger proposals

2. TABCORP's Offer provides you with greater certainty of value than UNiTAB's offer

3. TABCORP's Offer provides greater deliverability than UNiTAB's offer

4. TABCORP's Offer represents a very attractive multiple of Tab's earnings

5. Tab's directors previously recommended an offer which was stated to have an implied value of $4.50

6. Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's Offer

7. Tab Shareholders who accept TABCORP's Offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

8. There is potential for capital gains tax rollover relief on the share component of the Offer

9. You will not incur any brokerage costs. In addition, if you are an Eligible Tab Shareholder you can sell the TABCORP Shares to which you are entitled (up to a maximum of 200 TABCORP Shares) under a Share Sale Facility without incurring brokerage costs

See the detailed description of these items on the following pages.

* Assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP


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Nine Good Reasons Why You Should Accept TABCORP's Offer

1 You will receive a significant premium over the price at which Tab Shares traded before Tab became the subject of takeover/merger proposals

You are being offered consideration of **$2.00 cash** plus **between 0.20 and 0.22 TABCORP Shares** for each of your Tab Shares. The cash consideration that you are being offered is not affected by the payment of Tab's fully franked 2004 interim dividend of 9 cents per Tab Share, which was paid on 23 February 2004.

The implied value of TABCORP's Offer is $4.50 per Tab Share, assuming a TABCORP Share price between $11.36 and $12.50 and subject to the effects of rounding. As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.

The actual number of TABCORP Shares which will be issued to you if you accept the Offer (and it becomes unconditional) will depend on TABCORP's volume weighted average share price (the TABCORP VWAP) over a pricing period of 10 Trading Days immediately after the date on which the Offer becomes, or is declared, free of the conditions set out in section 10.7. The number of TABCORP Shares per Tab Share will be calculated as $2.50 divided by the TABCORP VWAP, subject to a minimum of 0.20 TABCORP Shares (if the TABCORP VWAP is $12.50 or more), and a maximum of 0.22 TABCORP Shares (if the TABCORP VWAP is $11.36 or less), per Tab Share (subject to the effects of rounding).

The implied value of the Offer under a range of TABCORP VWAPs is shown in Figure 1.

Figure 1: Implied value of the Offer per Tab Share[1]

TABCORP VWAP		TABCORP Shares		Cash		Implied value of the Offer[2]
$11.00	x	0.220	+	$2.00	=	$4.42
$11.36	x	0.220	+	$2.00	=	$4.50
$11.85	x	0.211	+	$2.00	=	$4.50
$12.50	x	0.200	+	$2.00	=	$4.50
$13.00	x	0.200	+	$2.00	=	$4.60

Notes

1 If under the Offer you are entitled to a fraction of a TABCORP Share in respect of your parcel of Tab Shares, your entitlement to TABCORP Shares will be rounded in accordance with section 10.1(c).

2 Rounded to two decimal places.

As an example, if you own 257 Tab Shares and you accept the Offer, you will receive 54 TABCORP Shares and $514.00 cash (assuming a TABCORP VWAP of $11.85 and that the Offer becomes, or is declared, unconditional).

An implied value of $4.50 represents a significant premium to the Tab Share price since Tab was listed on ASX in 1998 until the announcement of TABCORP's initial merger proposal for Tab on 5 November 2003 (as shown in Figure 2).

Figure 2: Tab's historical share price between listing and the announcement of TABCORP's initial merger proposal


$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Implied value of TABCORP Offer[1] = $4.50
Offer premium to close on 4 Nov 2003 = 28.2%
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Tab closing share price on ASX

The implied value of the Offer of $4.50 per Tab Share also represents a premium to UNiTAB's offer announced on 19 December 2003 of 0.47 UNiTAB shares and $1.36 cash (taking into account the amount of Tab's fully franked interim dividend of 9 cents per Tab Share which was paid on 23 February 2004) for each Tab Share.

Note

1 Assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

2 TABCORP's Offer provides greater certainty of value to Tab Shareholders

TABCORP's Offer also provides greater certainty of value to Tab Shareholders than UNiTAB's offer for the following reasons.

- The cash component of TABCORP's Offer is $2.00 per Tab Share, which is 64 cents per Tab Share more than the cash component of UNiTAB's offer of $1.36 per share (adjusted for the payment of Tab's 2004 interim dividend of 9 cents per Tab Share on 23 February 2004).
- TABCORP's Offer structure provides greater downside protection. The implied value of TABCORP's Offer remains at $4.50 per Tab Share while the TABCORP Share price is between $11.36 and $12.50 (subject to the effects of rounding (see section 10.1(c))). Based on TABCORP's closing price of $12.29 on 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the implied value of TABCORP's Offer will remain at $4.50 per Tab Share even if the TABCORP Share price falls by as much as 93 cents. However, the implied value of UNiTAB's offer is more uncertain as it will vary if the UNiTAB share price changes.
- If all of the Tab Shares (including Tab Shares issued as a result of the exercise of all of the Tab Options) are acquired under TABCORP's Offer, TABCORP will be required to issue up to a maximum of 99,611,020 TABCORP Shares to Tab Shareholders. This represents approximately 24% of TABCORP's existing capital base. However, if all of the Tab Shares (including Tab Shares issued as a result of the exercise of all of the Tab Options) are acquired under UNiTAB's offer, UNiTAB will be required to issue approximately 212,805,360 UNiTAB shares to Tab Shareholders. This represents approximately 160% of UNiTAB's existing capital base and therefore implies less certainty in relation to the value of UNiTAB shares if UNiTAB is successful in the acquisition of 100% of Tab Shares.
  - In UNiTAB's bidder's statement the combined UNiTAB/Tab pro-forma market capitalisation is based on a UNiTAB share price of $6.50 following any acquisition of Tab. The use of a pre-transaction UNiTAB share price to imply a post-transaction market capitalisation of a combined UNiTAB/Tab may be inappropriate. For example, this approach may fail to take into account the future earnings of a combined UNiTAB/Tab or an estimate of the multiple of earnings on which a combined UNiTAB/Tab will trade post-transaction. In this regard there are several key issues to consider.
    - TABCORP has disclosed the pro-forma impact of the acquisition of Tab on the statement of financial performance for the year ending 30 June 2004 of the TABCORP Group (see section 5.5). In contrast, UNiTAB has only disclosed the pro-forma impact of the acquisition of Tab on the basis of historical accounts (for the year ended 30 June 2003) and has not provided forecast information despite

the fact that a UNiTAB acquisition of Tab represents an acquisition of greater relative scale when compared to an acquisition of Tab by TABCORP.

- UNiTAB shares have historically traded at a higher multiple of earnings than Tab Shares. Given Tab's earnings contribution (before interest, tax, depreciation and amortisation) to a combined UNiTAB/Tab would be in excess of 70%,[1] it is possible that the earnings multiple for the combined UNiTAB/Tab will be lower than UNiTAB's current trading multiple (being the multiple which supports a UNiTAB share price of $6.50 per share). A lower multiple for the combined UNiTAB/Tab might imply a trading price for shares in a combined UNiTAB/Tab that is less than $6.50.

  For example, a UNiTAB share price of $6.50 implies a 10.8 times multiple of UNiTAB's reported EBITDA for the year ending 30 June 2003 compared to a multiple of 8.9 times reported EBITDA for Tab (based on a share price of $3.36[2]). The blended multiple for the combined UNiTAB/Tab group based on the relative earnings contribution of UNiTAB and Tab is therefore equal to 9.4 times reported EBITDA for the year ended 30 June 2003. On the basis of this blended multiple, the capital structure as provided in UNiTAB's bidder's statement[3] and after accounting for UNiTAB's expected full pro-forma synergies of $34.6 million[4] (which UNiTAB states will not be realised until the third full year after merger implementation) and transaction and implementation costs of $54.9 million, the combined UNiTAB/Tab share price is equal to $5.89 per share.

- Under the terms of the initial UNiTAB/Tab merger proposal announced on 16 October 2003, UNiTAB shareholders would have been offered $7.00 cash for half of their shareholding (inclusive of a full control premium). This value of $7.00 per UNiTAB share was unanimously recommended by the Board of UNiTAB and suggests that the UNiTAB board believed that the underlying trading value of UNiTAB was less than $7.00 per share at that time. Assuming a control premium of 15%-25% was being paid to UNiTAB shareholders, this implies an underlying trading price of approximately $5.60 to $6.09 for each UNiTAB share at that time.


3

TABCORP's Offer provides greater deliverability than UNiTAB's offer

Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer notes that one of the conditions of UNiTAB's offer is a condition that certain approvals be obtained to allow UNiTAB to be able to efficiently merge its wagering pools with Tab's New South Wales wagering pool. Tab indicated that it understands those approvals are unlikely to be forthcoming until UNiTAB is able to resolve a number of matters to the New South Wales government's satisfaction, and that it could take considerable time for the relevant condition to be satisfied.

TABCORP's Offer is not subject to any equivalent condition in relation to pooling.

Notes

1 Based on the pro-forma UNiTAB/Tab analysis in UNiTAB's bidder's statement (100% acquisition scenario) before accounting for synergy benefits likely to arise as a result of the UNiTAB/Tab merger.

2 A Tab Share price of $3.36 represents the closing price of Tab Shares on 15 October 2003, being the day prior to the announcement of the initial UNiTAB/Tab merger proposal.

3 Assuming a 100% acquisition of Tab and taking into account net debt balances as at 31 December 2003 for Tab and UNiTAB and the acquisition debt as described in UNiTAB's bidder's statement (including transaction and implementation costs), the net debt of the combined Tab/UNiTAB will be equal to $952 million and UNiTAB will be required to issue approximately 212.8 million shares to Tab Shareholders.

4 According to UNiTAB's bidder's statement and after NSW Racing entitlements.



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

In addition, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. Those proposed legislative requirements provide that a company which acquires control of Tab must, amongst other things, have in place arrangements with NSW Racing which NSW Racing considers are necessary to ensure that it is in no less favourable a position after the change of control than under current arrangements with Tab (see sections 8.6(n), 9.6 and 9.7). In TABCORP's view, the most likely scenario is that the NSW Racing Minister will not nominate a company as the 'Nominated Company' under the relevant New South Wales legislation (see section 9.6) until after it has entered into such arrangements with NSW Racing. However, the New South Wales government has indicated that it is possible that, if it was reassured that there was a strong prospect that an agreement would be reached within a reasonable timeframe after nomination, the NSW Racing Minister might nominate a company without such arrangements being in place.

Under the Racing Heads of Agreement NSW Racing has agreed to negotiate, as soon as possible and on an exclusive basis, a formal agreement with TABCORP, the material commercial terms of which are agreed in-principle in the Racing Heads of Agreement. Moreover, the New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying the legislative requirement described in the previous paragraph.

In contrast, UNiTAB has no agreement with NSW Racing. Furthermore, NSW Racing has indicated that UNiTAB's 'last and final' proposal to it was not capable of satisfying NSW Racing's reasonable concerns and that it would not have placed NSW Racing in a no less favourable position than it currently holds.

On this basis, TABCORP and Bidder believe that Bidder will be nominated as the Nominated Company if it receives acceptances for more than 50% (and up to 100%) of the Tab Shares. It is a condition of the Offer that this occurs. However, the New South Wales government has commissioned an independent review of UNiTAB's 'last and final' proposal to NSW Racing. It is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the Nominated Company. If that is the case TABCORP may need to consider its position under the Racing Heads of Agreement in accordance with the rights discussed in section 9.7(c).

4 TABCORP's Offer represents a very attractive multiple of Tab's earnings

At an implied value of $4.50 per Tab Share, TABCORP's Offer represents a multiple of 11.4 times Tab's reported EBITDA,[1] and 23.3 times Tab's reported net profit after tax (before goodwill amortisation),[2] for the year ended 30 June 2003.

These multiples compare favourably with transaction multiples as determined using the mid-point ranges of independent experts' reports in relation to precedent gaming acquisitions in Australia, as illustrated in Figure 3.

Figure 3: Enterprise value to EBITDA multiples - mid-point of range provided by independent expert other than for TABCORP's Offer


12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
EV/EBITDA
11.4x
11.0x
9.3x
8.5x
7.8x
7.4x
TABCORP Offer for Tab[3]
Star City
Jupiters
Crown
Buyback of Jupiters founder shares
Breakwater Island Trust

5 Tab's directors previously recommended an offer which was stated to have an implied value of $4.50

On 19 December 2003, UNiTAB announced a takeover proposal for Tab of 0.47 UNiTAB shares and $1.45 cash per Tab Share. At that time, UNiTAB stated that its offer had an implied value of $4.50 per Tab Share based on UNiTAB's share price since UNiTAB's profit upgrade announcement on 10 December 2003. Since Tab declared and paid an interim dividend of 9 cents per share, UNiTAB's offer is now 0.47 UNiTAB shares and $1.36 cash per Tab Share.

Whilst Tab's Chairman, Mr Graham Kelly, stated that Tab's directors were unanimously supportive of UNiTAB's proposal and intended to recommend it in the absence of a superior proposal, Tab's directors have since recommended that you take no action at this time in relation to UNiTAB's offer, following the announcement of TABCORP's Offer.


6

Earnings and dividends attributable to your investment are expected to be enhanced significantly if you accept TABCORP's Offer

Should you choose to reinvest the gross cash component of the proceeds you receive as a Tab Shareholder under the Offer into TABCORP Shares (assuming that no tax is payable on the sale of your Tab Shares and that no brokerage costs apply) and retain your TABCORP Shares, you are expected to benefit from a substantial uplift in earnings and dividends.

Notes

1 Assuming Tab has 451.1 million shares on issue, net debt as at 31 December 2003 of $317 million, options in the money to the value of $2.9 million and EBITDA for the year ended 30 June 2003 of $206 million.

2 Tab's EPS (pre goodwill amortisation) for the year ended 30 June 2003 was $0.19.

3 Assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

Figure 4 sets out illustrative earnings uplifts for a Tab Shareholder based on a pro-forma compilation of stand-alone forecast information for the TABCORP Group and estimated financial information for the Tab Group for the year ending 30 June 2004 under certain assumptions.

Figure 5 provides an illustrative pro-forma dividend uplift for a Tab Shareholder for the year ending 30 June 2004 assuming (amongst other things) that they received the benefit of dividends paid or to be paid by TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003 (being the dividends paid or to be paid in the year ending 30 June 2004).[1]

Figure 4: Pro-forma earnings per share (EPS) (pre amortisation and non-recurring items) [2,3,4,5]


EPS (pre amortisation) (cents per share)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
+45%
+55%
22.0
31.8
34.0
Tab stand alone
Tab share of TABCORP / Tab (pre synergies & efficiencies)
Tab share of TABCORP / Tab (post synergies & efficiencies)

Figure 5: Pro-forma dividends per share (DPS) [2,4,6]


DPS (cents per share)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
+54%
17.0
26.2
Tab stand alone
Tab share of TABCORP / Tab consolidated

The illustrative uplift in earnings per share (pre amortisation and non-recurring items) for the year ending 30 June 2004 for Tab Shareholders under the TABCORP Offer is approximately 55% (in a post synergies and efficiencies case, as set out in Figure 4). This compares to 25% earnings per share (pre goodwill amortisation) uplift on a pro-forma basis for the year ended 30 June 2003 as set out in UNiTAB's bidder's statement.[7]

Notes

1 TABCORP's history of paying increasing fully franked dividends is currently expected to continue post-merger, subject to the availability of sufficient profits and franking credits.

2 Assumes gross cash proceeds received by Tab Shareholders under the Offer are reinvested into TABCORP Shares (assuming that no tax is payable on the sale of Tab Shares and that no brokerage costs apply) at $11.85 per TABCORP Share (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)).

3 Based on the assumptions referred to in section 5.5(b).

4 Assumes all Tab Shares are acquired under the Offer and TABCORP issues 0.211 TABCORP Shares and pays $2.00 cash per Tab Share.

5 EPS (pre amortisation and non-recurring items) post synergies and efficiencies analysis assumes the realisation of the full synergies and efficiencies expected to be achieved in the third full year after the acquisition of Tab.

6 Based on the dividends paid or to be paid by Tab and TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003. UNiTAB's bidder's statement did not disclose the pro-forma uplift in dividends per share for Tab Shareholders who accept UNiTAB's offer.

7 It should be noted that the relevant UNiTAB analysis was based on a compilation of historical results for the year ended 30 June 2003 (assuming, amongst other things, that year three synergies were available for the year ended 30 June 2003), whereas the TABCORP analysis is based on a compilation of forecast financial information for TABCORP and estimated financial information for Tab (see section 5).

The illustrative dividend per share uplift for the year ending 30 June 2004 for Tab Shareholders under the TABCORP Offer is also in excess of 50% (as set out in Figure 5). UNiTAB's bidder's statement does not illustrate the dividend per share uplift for a Tab Shareholder under the UNiTAB offer.



7 Tab Shareholders who accept TABCORP's Offer will have the opportunity to become a shareholder in TABCORP, Australia's premier diversified gambling and entertainment group

You have the opportunity to receive shares in a larger, more diversified company than Tab with an enhanced ability to pursue strategic opportunities.

The Merged Group will operate off-course wagering and sportsbetting operations in New South Wales and Victoria, key wagering media businesses such as Sky Channel, approximately 18,000 gaming machines, four casino, hotel and entertainment complexes in New South Wales and Queensland, Keno operations across the east coast of Australia, gaming machine monitoring operations in Victoria and Queensland, the AWA technical services business and an international monitoring and totalizator sales and support business.

Since listing on ASX in August 1994, TABCORP Shares have substantially outperformed the Australian market as shown in Figure 6. An investment of $1,000 at the time of TABCORP's listing on ASX would now be worth $8,896, assuming that all dividends paid were re-invested (without payment of tax or brokerage) at the closing price of TABCORP Shares on the day the stock was declared ex-dividend.

Figure 6: TABCORP total shareholder return[1] versus S&P / ASX 200 Accumulation Index


900
800
700
600
500
400
300
200
100
0
rebased to 100
Aug-94
Sep-95
Oct-96
Oct-97
Nov-98
Dec-99
Dec-00
Jan-02
Jan-03
Feb-04
TABCORP
S&P / ASX 200 Accumulation Index

Note

1 Total shareholder return assumes that dividends are reinvested at the closing price of TABCORP Shares on the day the stock was declared ex-dividend, and that no tax is payable and that no brokerage costs apply.



Nine Good Reasons Why You Should Accept TABCORP's Offer (cont'd)

Following the merger of TABCORP and Tab, you will benefit from the following advantages as a TABCORP shareholder:

- a stronger financial position than Tab, with greater access to capital markets providing TABCORP with greater financial capacity to pursue strategic opportunities. Standard & Poor's has confirmed that TABCORP will retain its investment grade BBB+ credit rating (with a negative outlook) in the event that TABCORP is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer;
- greater operational scale with improved product diversification;
- greater geographic breadth and more diversified regulatory risk; and
- larger market capitalisation, providing increased liquidity to you as an owner of TABCORP Shares. Assuming that all of the Tab Shares are acquired under the Offer, the pro-forma TABCORP / Tab market capitalisation is estimated to be approximately $6 billion (based on TABCORP's closing share price of $11.85 on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)).

As a recipient of TABCORP Shares under the Offer, you will, through your shareholding interest, share in the synergy benefits which are expected to arise from the combination of TABCORP's and Tab's wagering operations. Assuming that all of the Tab Shares are acquired under the Offer, TABCORP has identified not less than $62.5 million in annual cost and revenue synergies and efficiencies (before taking into account benefits accruing to the relevant racing industries), $41.5 million of which are expected to contribute to TABCORP's pre-tax earnings in the third full year following the merger (assuming the full $12.0 million of increased product fees are paid to NSW Racing in that year even though the $12.0 million figure is not required to be paid until the fourth year (see section 9.7(a)(i))), subject to certain regulatory approvals and other risks (see sections 5.5(b)(i) and 8.6(d)). TABCORP currently expects approximately 40% of the cost and revenue synergies and efficiencies will be achieved in the first full year and 60% in the second full year following the acquisition (prior to the additional product fees payable to NSW Racing). If the TABCORP Group does not acquire all of the Tab Shares but acquires more than 50% of them and Tab remains listed on ASX, the contribution to TABCORP's pre-tax earnings in the third full year from annual cost and revenue synergies and efficiencies is expected to be $38.2 million (subject to the same conditions as the 100% case - see section 5.5(d)).

TABCORP's management team is highly experienced in the integration of large acquisitions with the full integration of Star City Casino in October 1999 extracting substantial synergy benefits and efficiency gains. Since TABCORP's acquisition of Star City Casino, EBITA on a full cost allocation basis for Star City Casino has grown from $112 million in the year ended 30 June 2001 to $182 million for the year ended 30 June 2003.

Since TABCORP announced the Jupiters Merger in March 2003 (which was completed in November 2003), TABCORP has actively been working on integration strategies for Jupiters. As at the date of this Bidder's Statement, the initial Jupiters integration plan has been completed and execution of this plan by TABCORP's integration and casino management teams is on track to realise substantial synergies and operational efficiencies in the first full year of the Jupiters Merger. The expected annual synergies arising from the Jupiters Merger are $24.6 million, $14.4 million above the $10.2 million identified at the time of the merger, with $20.5 million expected to be achieved in the year ending 30 June 2005. The annual synergies and efficiencies identified do not include any synergies and efficiencies with respect to the casino properties managed by a wholly owned subsidiary of Caesar's Entertainment (the properties being Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino).

TABCORP's experienced wagering management team and its technical services division are fully committed to, and focused on, the integration of the Tab business, with the assistance of key executives from TABCORP's corporate head office. Based on the financial due diligence undertaken by TABCORP on Tab to date, TABCORP is confident that its current integration plans will deliver, at a minimum, the synergies and efficiencies it has identified.

UNiTAB has no prior experience in the integration of acquisitions of greater than $100 million in value. Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer also notes that UNiTAB's prior acquisition experience relates to the integration of businesses of a similar nature to UNiTAB, but of a smaller size, whereas the scale, diversity and complexity of Tab's businesses are significantly greater than that of UNiTAB.

TABCORP's identified minimum level of synergy and efficiency contribution to pre-tax earnings in the third full year following the merger is substantially higher than UNiTAB's identified realisable synergies of $34.6 million over the same period. TABCORP expects that it can achieve greater synergies than UNiTAB given:

- the much larger scale of the Victorian and New South Wales wagering operations of the respective TABCORP and Tab businesses compared to the size of UNiTAB's wagering operations. This is expected to provide a larger cost base from which to extract savings;

- that TABCORP's wagering business generates higher EBIT margins (before racing industry fees, product and program fees and wagering taxes) than UNiTAB's wagering business, providing greater opportunity for the realisation of efficiency gains;

- that the wagering management team of the Merged Group will be based in New South Wales, which will also ensure a more effective focus on the integration of the businesses. Further, TABCORP has existing operations in New South Wales (being Star City Casino, Keno in 1,034 New South Wales venues and part of the AWA technical services business); and

- that an acquisition of Tab will result in minimal increases in head office functions (such as finance, human resources and legal) for TABCORP.


KENO
Racing

Nine Good Reasons Why You Should Accept TABCORP's Offer (Cont'd)

8 There is the potential for capital gains tax rollover relief on the share component of the Offer consideration

If you are an Australian resident Tab Shareholder, you may be entitled to 'scrip for scrip' capital gains tax rollover relief on the share component of the Offer consideration if TABCORP acquires at least 80% of Tab (although the Offer is not conditional on this occurring). Further details are set out in section 7.

This potential benefit is particularly attractive for Tab Shareholders with a low entry price into Tab Shares and high marginal tax rates who would otherwise incur a taxable capital gain on disposal of their Tab Shares.

9 You will not incur any brokerage costs

In selling your Tab Shares under the Offer, you will not incur any brokerage costs in relation to the sale of those shares (unless you are a Foreign Shareholder (see sections 9.13 and 10.6(g)).

In addition, those Eligible Tab Shareholders who choose to sell the TABCORP Shares to which they are entitled under the Offer (up to a maximum of 200 TABCORP Shares) under the Share Sale Facility (described in section 11) will not incur any brokerage costs in relation to that sale. If you are entitled to more than 200 TABCORP Shares under the Offer and you elect to participate in the Share Sale Facility, you will retain the excess TABCORP Shares.

As an example, if you own 257 Tab Shares and you accept the Offer, you will receive $514 cash and between 51 and 57 TABCORP Shares (depending on the TABCORP VWAP and assuming that the Offer becomes, or is declared, unconditional). If you elect to participate in the Share Sale Facility, all of those TABCORP Shares will be sold pursuant to the Share Sale Facility.

If you are an Eligible Tab Shareholder and you wish to use the Share Sale Facility, you can elect to do so:

- at the time that you accept the Offer, by marking the relevant box on the Acceptance Form and returning the completed form in accordance with the instructions on it or, if your Tab Shares are held in a CHESS Holding, you may alternatively instruct your Controlling Participant to make the election on your behalf; or

- if you have already accepted the Offer, by contacting the Registrar on 1300 665 661 and requesting the appropriate form and then completing and returning the form in accordance with the instructions on it.

As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29. The price of TABCORP Shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code 'TAH'.

You should note that:

- no TABCORP Shares will be sold under the Share Sale Facility until after the Offer has become, or been declared, unconditional (if that occurs);
- the TABCORP Shares sold under the Share Sale Facility may be sold either in the Book Build (if you elect to participate in the Share Sale Facility before the end of the VWAP Period) or on ASX;
- the price at which TABCORP Shares will be sold under the Share Sale Facility is not fixed and is not underwritten, and (in particular in the case of Book Build Shares) may be less than the market price of TABCORP Shares at the time that you elect to participate or that any sale takes place; and
- if there is a large number of TABCORP Shares to be sold under the Share Sale Facility at the same time as your Sale Shares (whether on ASX or under the Book Build), this may have an adverse effect on the price that you receive (see also section 8.6(a)).

Further details in relation to the Share Sale Facility are set out in section 11.

Summary of the Offer

The following is a summary only of the Offer and is qualified by the detailed information contained in the rest of this Bidder's Statement. You should read this Bidder's Statement in full before deciding how to deal with your Tab Shares.

The terms of the Offer are contained in section 10.

What is the Offer?	You are being offered a combination of cash and TABCORP Shares for your Tab Shares on the terms and conditions set out in section 10. The Offer is for all of your Tab Shares. The Offer is **$2.00 cash** and **between 0.20 and 0.22 TABCORP Shares** for each of your Tab Shares. The number of TABCORP Shares that you will receive if you accept the Offer will depend on the TABCORP VWAP (see section 10.1(b)), which will be determined over a 10 Trading Day period after the Offer becomes, or is declared, free of the conditions set out in section 10.7. You will receive the maximum number of 0.22 TABCORP Shares per Tab Share if the TABCORP VWAP is $11.36 or less. You will receive the minimum number of 0.20 TABCORP Shares per Tab Share if the TABCORP VWAP is $12.50 or more. If the TABCORP VWAP is between $11.36 and $12.50, the number of TABCORP Shares which you will receive per Tab Share will be equal to $2.50 divided by the TABCORP VWAP. Your entitlement to TABCORP Shares will be subject to the effects of rounding (see section 10.1(c)). As an example, if you own 257 Tab Shares and you accept the Offer, you will receive 54 TABCORP Shares and $514.00 cash (assuming a TABCORP VWAP of $11.85 and that the Offer becomes, or is declared, unconditional). If you are a Foreign Shareholder you will not receive TABCORP Shares (see sections 9.13 and 10.6(g)). Persons resident in Australia, the United States of America and New Zealand are not Foreign Shareholders.
What is the implied value of the Offer?	The implied value of the Offer is $4.50 per Tab Share, assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding (see section 10.1(c)). As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29.
When does the Offer close?	The Offer is scheduled to close at 7.00 pm (Sydney time) on [ ] 2004. You should note that the Offer Period can be extended as permitted by the Corporations Act.



When will I be paid?	If you accept the Offer in accordance with the instructions contained in the Offer and the Acceptance Form, you will be sent payment within one month after the later of the date you accept and the date the Offer becomes, or is declared, free of the conditions set out in section 10.7. In any event, assuming the conditions of the Offer are satisfied or waived, you will be sent payment within 21 days after the Offer closes.
What will the tax consequences be?	Section 7 describes the major tax implications for Tab Shareholders who accept the Offer and are resident in Australia. Amongst other things, section 7 discusses the CGT rollover relief that Australian resident Tab Shareholders may be eligible for if more than 80% of the Tab Shares are acquired under the Offer (although the Offer is not conditional on this occurring). If available, such relief will only apply to the aspect of the consideration that comprises TABCORP Shares. It will not apply to the cash component of the consideration.
Do I pay brokerage or stamp duty if I accept?	You will not pay brokerage or stamp duty on the disposal of your Tab Shares if you accept the Offer. If you are a Foreign Shareholder, brokerage will be payable in respect of the TABCORP Shares sold under the nominee facility (see sections 9.13 and 10.6(g)).
Conditions of the Offer	The Offer is subject to the defeating conditions which are set out in full in section 10.7. In summary, those conditions include requirements that: • the Offer results in Bidder having relevant interests in more than 50% of the Tab Shares; • certain regulatory actions take place, including the commencement of, and the nomination of Bidder by the New South Wales government under, legislation in New South Wales relating to Tab and the receipt of NSW Racing's approval of certain arrangements as contemplated by that legislation; • certain regulatory actions are not taken to restrain, prohibit or impede the Offer; • no material adverse change occurs in relation to Tab during the Offer Period; and • the conditions precedent to the drawdown of funds under Bidder's Loan Facility (which will be used to fund the cash component of the Offer) are satisfied or waived.



Conditions of the Offer (cont'd)	The status of each of the defeating conditions as at the date of this Bidder's Statement is discussed in sections 9.4 to 9.8. In particular, as discussed above and in sections 8.6(n), 9.6 and 9.7, TABCORP has entered into the Racing Heads of Agreement with NSW Racing which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. The New South Wales government has also indicated that the Racing Heads of Agreement is capable of satisfying the legislative aspect of the second condition. In contrast, UNiTAB has no agreement with NSW Racing, and NSW Racing has indicated that UNiTAB's 'last and final' proposal to it would leave NSW Racing in a less favourable position if UNiTAB acquired control of Tab. On this basis, TABCORP and Bidder believe that Bidder will be nominated as the 'Nominated Company' under the relevant New South Wales legislation if it receives acceptances for more than 50% (and up to 100%) of the Tab Shares. The Offer is also subject to a statutory condition required by the Corporations Act (see section 10.3(c)). If the conditions are not satisfied or waived then the Offer will not proceed.
How do I accept the Offer?	See the section on the inside front cover of this Bidder's Statement, as well as the instructions on the enclosed Acceptance Form.
I have already accepted UNiTAB's offer. Can I change my mind and accept TABCORP's Offer?	If you have accepted UNiTAB's offer for your Tab Shares but now wish to accept TABCORP's Offer, you must first withdraw your acceptance of UNiTAB's offer. Under the terms of UNiTAB's offer, Tab Shareholders are able to withdraw their acceptance of UNiTAB's offer at any time prior to the satisfaction of the condition of UNiTAB's offer that the Totalizator Amendment Act is proclaimed and the NSW Racing Minister gazettes UNiTAB as the Nominated Company. As at the date of this Bidder's Statement, that condition had not been satisfied.



I have already accepted UNiTAB's offer. Can I change my mind and accept TABCORP's Offer? (cont'd)	Other circumstances may also arise in which you will be able to withdraw an acceptance of UNiTAB's offer. The manner in which you can withdraw your acceptance of UNiTAB's offer will depend on whether your Tab Shares are held in a CHESS Holding or on Tab's issuer sponsored subregister. For further details, see section 9.9 of this Bidder's Statement.
Further information	If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or +61 2 9240 7442 (from outside Australia). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.


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TABCORP

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Section 1

Profile of the TABCORP Group and Bidder

1. Profile of the TABCORP Group and Bidder

1.1 Overview of the TABCORP Group

(a) About TABCORP

The TABCORP Group is Australia's premier gambling and entertainment group and TABCORP is one of the world's largest publicly listed gambling companies. The TABCORP Group currently conducts a unique combination of gambling and hospitality activities, including:

- gaming operations in Victoria under the Tabaret brand and monitoring activities in Queensland (see section 1.2(b));
- wagering and network gaming operations (see section 1.2(c)). Although historically the wagering and network games division has focused on the operation of its exclusive licence to operate the TAB network in Victoria (each entity conducting totalizator wagering in Australia (other than in Tasmania) uses the abbreviation 'TAB' in the jurisdiction in which it operates), growth through complementary products (such as Trackside and businesses acquired as part of the recent acquisition of the Jupiters Group) has increased the product range and geographic spread of the wagering and network games division; and
- casino and hospitality operations at Star City Casino in Sydney and three casinos in Queensland, being Conrad Jupiters Hotel-Casino on the Gold Coast, Conrad Treasury Hotel-Casino in Brisbane and Jupiters Townsville Casino in Townsville (see section 1.2(d)). The TABCORP Group has also been appointed developer and manager of the Gold Coast Convention and Exhibition Centre (subsequently referred to as 'GCCEC').

The TABCORP Group also operates a technical services division which provides support for the gaming, wagering and network games and casino divisions (see section 1.2(e)).

Since TABCORP was publicly floated in 1994, the TABCORP Group has consistently grown its business for the benefit of TABCORP shareholders. In particular:

- net profit after tax increased from $63.4 million in the 10.5 months ended 30 June 1995 to $263.1 million (excluding non-recurring items) in the year ended 30 June 2003;
- earnings per share increased from 24.1 cents in the 10.5 months ended 30 June 1995 to 71.5 cents (excluding non-recurring items) in the year ended 30 June 2003; and
- a high dividend payout ratio has been maintained since 1994, with TABCORP increasing its dividends from 14.5 cents per share in the period ended 30 June 1995 to 67.0 cents per share in respect of the year ended 30 June 2003.

In addition to dividends, TABCORP returned capital of 33.0 cents per share to shareholders in the year ended 30 June 1999, and, in the years ended 30 June 2002 and 30 June 2003, TABCORP entered into an on-market share buyback, buying 11,278,013 TABCORP Shares.

After TABCORP's acquisition of the Jupiters Group in November 2003, the TABCORP Group's net assets exceeded $1.8 billion, with approximately 10,000 people being employed by the TABCORP Group. The acquisition of the Jupiters Group brought with it three Queensland casinos, Keno businesses, monitoring businesses and an expanded technology base. Prior to the completion of the Jupiters Merger, Jupiters' Centrebet Business was divested.

TABCORP's market capitalisation as at the date of this Bidder's Statement is approximately $5 billion.

(b) TABCORP's goals and strategy

TABCORP aspires to consolidate the TABCORP Group's position as Australia's premier gambling and entertainment group. To achieve this aspiration, TABCORP's strategic focus is on both organic and inorganic growth opportunities.

(i) Organic growth

TABCORP will continue to seek to drive growth in its existing businesses through a focus on:

- continuous improvement in customer service and overall product quality;
- disciplined investment in people, products and processes;
- operational excellence in delivery; and
- speed in execution and innovation.

(ii) Inorganic growth

TABCORP will seek to implement merger and acquisition opportunities that:

- are within TABCORP's core competencies of gambling, entertainment and hospitality; and
- enhance shareholder value through delivery of returns in excess of TABCORP's cost of capital.

The key performance indicators in determining whether TABCORP has achieved its goals are whether TABCORP:

- achieves growth that provides superior shareholder returns;
- is acknowledged as providing a great place to work;
- is renowned for offering the best gambling and entertainment experience for customers; and
- is respected as a responsible and valued member of the community.

These key performance indicators will continue to be framed by TABCORP's core values of teamwork, integrity and performance.

1.2 The TABCORP Group's principal activities

(a) Introduction

TABCORP has three principal operating divisions, being:

- gaming;
- wagering and network games; and
- casinos.

It also has a technical services division which provides support to the operating divisions.

Figure 1.2.1: TABCORP divisions


TABCORP
Wagering and Network Games
Gaming
Casinos
Technical Services
Keno and Network Games
VIC Wagering
566 outlets, internet and phone betting
Jupiters Technology
VIC
13,684 EGMs in 128 hotels and 142 clubs
QLD
14,929 EGMs monitored
Star City
200 tables
1,498 EGMs
491 hotel rooms and apartments
Conrad Treasury
86 tables
1,329 EGMs
130 hotel rooms
AWA
Systems
VIC Keno – 103 venues
QLD Keno – 867 venues
NSW Keno – 1,034 venues
Trackside – 209 VIC venues
Conrad Jupiters
104 tables
1,403 EGMs
594 hotel rooms
Jupiters Townsville
16 tables
300 EGMs
194 hotel rooms
GCCEC

A number of licences held by the TABCORP Group are discussed in this section 1.2. For further details of these licences, and a discussion of the regulatory background to them, see section 1.5(b).

(b) The gaming division

(i) Introduction

The gaming division primarily consists of the activities conducted in Victoria under the Gaming Licence.

The Gaming Licence authorises TABCORP (as one of two authorised participants) to conduct, amongst other things:

- gaming in licensed clubs and hotels in Victoria; and
- Club Keno games in licensed clubs and hotels in Victoria, which are conducted through a joint venture arrangement with Tattersall's.

The other Victorian gaming licence is held by Tattersall's. The proprietor of Crown Casino is separately licensed to conduct gaming at that venue.

The Victorian venues in which TABCORP's machines are installed operate under the Tabaret brand.

The gaming division also operates a gaming machine monitoring business in Queensland providing monitoring and a range of other services to hotels and clubs in Queensland as a licensed monitoring operator.

(ii) Operations

As at 31 December 2003, TABCORP operated 13,684 gaming machines (of a permitted maximum of 13,750 machines for TABCORP in Victoria) in 270 licensed club and hotel venues in metropolitan and country Victoria, as summarised in Figure 1.2.2.

Figure 1.2.2: TABCORP's gaming machine network

Area	Number of venues		Number of gaming machines	
	Clubs	Hotels	Clubs	Hotels
Melbourne Metropolitan	66	94	3,883	5,722
Victorian Country	76	34	2,947	1,132
Total	**142**	**128**	**6,830**	**6,854**

Tattersall's (with a permitted maximum of 13,750 gaming machines) and Crown Casino (with a permitted maximum of 2,500 gaming machines) also operate gaming machines in Victoria. Tattersall's competes with TABCORP for venue operators as well as gaming customers.

TABCORP estimates that its share of gaming machine revenue in Victoria from licensed clubs and hotels has increased from 35.5% for the year ended 30 June 1994 (for the Totalizator Agency Board of Victoria from which TABCORP originally acquired its Victorian gaming and wagering business on 15 August 1994) to 48.3% for the year ended 30 June 2003.

The Queensland gaming machine monitoring business monitors 14,929 gaming machines in 310 hotels and club venues across Queensland.

(iii) Business strategies

The business strategies of the gaming division are to responsibly grow revenues and profits and increase market share by:

- working with venue operators to increase the number of venues with attractive theming, quality entertainment facilities and good customer access;
- optimising the location of venues and gaming machines;
- providing new gaming products; and
- working with venue operators to implement uniformly high quality customer service standards and venue management procedures across all venues.

The gaming division aims to continue to improve customer service for new and existing customers in Victoria by conducting customer focus groups, expanding its process of 'mystery shopping visits' to venues (pursuant to which TABCORP representatives monitor and assess customer service at venues) and continuing its training of staff in venues.

In light of the introduction of bans on smoking in gaming areas in Victoria on 1 September 2002:

- a machine reservation system has been introduced which enables customers who smoke to take a cigarette break without another person interrupting their use of a particular machine; and
- TABCORP (in conjunction with its Tabaret venue partners) has endeavoured, and will continue to endeavour, to provide improved facilities at venues for customers who smoke.

(c) The wagering and network games division

(i) Introduction

The wagering and network games division has operations in Victoria, New South Wales and Queensland, as discussed further below.

Figure 1.2.3: Wagering and network games division operations


Wagering and Network Games division
Totalizator wagering on racing
Totalizator and fixed odds sports betting
Keno
Trackside
International software and hardware sales and support

(ii) Operations - Totalizator and fixed odds wagering

Pursuant to the Wagering Licence, TABCORP conducts:

- off-course totalizators in Victoria on thoroughbred, harness and greyhound racing in Australia and New Zealand;
- on-course totalizators in Victoria on thoroughbred, harness and greyhound racing; and
- totalizator and fixed odds betting competitions in Victoria on approved sporting events.

Wagers are sold:

- in Victoria through a retail network of 566 retail agencies and selected clubs and hotels (PubTABs);
- to customers via telephone betting accounts, through TABCORP's two telephone betting centres, and interactively through touch tone and natural language speech recognition systems;
- via the internet; and
- at Victorian metropolitan and country race tracks through on-course totalizators.

In addition, the division conducts fixed odds and totalizator betting on sporting and other events. Such bets are primarily sold through:

- telephone betting accounts;
- the internet; and
- PubTABs and TAB retail agencies.

Off-course and on-course wagering on racing is the principal form of wagering in Victoria, representing approximately 95% of the revenue of the Victorian wagering business.

As a legislated State-based monopoly, the wagering business mainly competes with bookmakers in Victoria. Further competition may also come from the introduction, or increased presence, of betting exchanges and other wagering operators that take bets over the internet.

Sections 1.6(a) and 1.6(b) describe the key contractual arrangements between the TABCORP Group and the Victorian Racing Industry, including an arrangement whereby the income generated from, and expenses incurred in, TABCORP's activities under the Wagering Licence and the Gaming Licence in Victoria are shared 75% by the TABCORP Group and 25% by VicRacing Pty Ltd.

(iii) Operations - Network games and other operations

The network games part of the division operates:

- Club Keno in Victoria (under a joint venture arrangement with Tattersall's) in 103 venues with TABCORP gaming machines;
- Keno in New South Wales (under a joint licence with a company owned by The Registered Clubs Association of New South Wales (see section 1.5(b)(v)) in 1,034 venues (plus Star City Casino);

- Keno in Queensland in 867 venues including casinos, clubs, hotels and some TAB agencies; and
- the Trackside product (which is a simulated horse racing product) in 209 Victorian TAB retail agencies and PubTABs as at 31 December 2003, as well as Star City Casino.

The wagering and network games division also operates a software and hardware sales and support business (***Jupiters Technology***) relating to products such as Trackside, totalizator systems and Keno systems.

(iv) Business strategies

The business strategies of the wagering and network games division (by area) are to responsibly:

TAB branded wagering business

- enhance the wagering product by:
  - working with the Victorian Racing Industry to increase the quantity and improve the quality of racing for wagering purposes;
  - expanding the available range of bet types; and
  - optimising fixed odds betting on sporting events by managing books for TAB operators in all Australian States and Territories (including UNiTAB's Queensland, South Australian and Northern Territory operations) with the exception of New South Wales;
- improve and expand the distribution of the wagering product by:
  - upgrading the presentation of retail outlets;
  - improving internet wagering facilities;
  - installing further self-service betting terminals;
  - expanding interactive voice response technology for telephone betting; and
  - working with TAB retail agencies and PubTABs to improve the profitability of outlets;

Network games and Jupiters Technology

- expand the number of venues in which the Keno product is offered in New South Wales, Queensland and Victoria with continued improvements to product appeal and customer service; and
- continue to expand the products offered by the division and market Jupiters Technology's intellectual property and technology to other gambling operators in Australia and internationally.

(d) The casinos division

(i) Introduction

In 1999, the TABCORP Group acquired Star City Holdings, a public company which was then listed on ASX. The Star City Group holds the sole casino licence in New South Wales and owns and operates Star City Casino.

In November 2003, the TABCORP Group acquired Jupiters, a public company which was then listed on ASX. The Jupiters Group owns, amongst other businesses, Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Consequently, the casinos division is now responsible for the operation of these four casinos. However, BI Gaming, a wholly-owned subsidiary of Caesar's Entertainment, has the management contract to operate the Conrad Jupiters Hotel-Casino and the Conrad Treasury Hotel-Casino properties on behalf of the TABCORP Group (see section 1.6(d)). TABCORP is currently in discussions with Caesar's Entertainment in relation to these management contracts and the future management of these two casinos.

(ii) Operations - Star City Casino

Star City Casino is located in Pyrmont in Sydney and has a 99 year licence (expiring in 2093). The NSW Casino Licence provides Star City with certain exclusivity rights until 13 September 2007 (see section 1.5(b)(iii)).

As at 31 December 2003, Star City Casino featured 200 gaming tables (although the licence is for 210) located on the main gaming floor and in the private gaming room (known as the 'Endeavour Room'). Star City Casino has currently suspended its international rebate play business. As a result of this, 10 gaming tables are currently not in operation. Electronic gaming operations at the casino include 1,498 gaming machines, two Trackside terminals, a wagering outlet and Keno terminals.

As at 31 December 2003, Star City Casino's non-gambling operations included 352 hotel rooms and 139 apartments (of which Star City owns 95) as part of its five star hotel and apartment complex, seven restaurants, six bars, banquet facilities, two theatres and a car park.

(iii) Operations - Conrad Jupiters Hotel-Casino

Conrad Jupiters Hotel-Casino was established in 1985 and operates under a casino licence which is held in perpetuity. It is located on a 6.6 hectare landscaped island facility and is the only casino resort destination on the Gold Coast.

As at 31 December 2003, Conrad Jupiters Hotel-Casino featured 104 gaming tables (although the licence is for 117) located on the main gaming floors and in the private gaming room. The gaming tables operations at Conrad Jupiters Hotel-Casino incorporate an international rebate play table games business in the private gaming room. Electronic gaming operations at the casino include 1,403 gaming machines (although the licence is for 1,404), a wagering outlet and Keno terminals.

As at 31 December 2003, Conrad Jupiters Hotel-Casino's non-gambling operations included 594 hotel rooms as part of the complex's five star hotel, six restaurants, seven bars, banqueting and conference facilities, a theatre and a car park.

(iv) Operations - Conrad Treasury Hotel-Casino

Conrad Treasury Hotel-Casino was established in 1995 and operates under a 75 year casino licence (expiring in 2070) with a 10 year exclusivity period for casino gaming within a 60 kilometre radius of its downtown Brisbane location. The operations are housed in the restored Treasury and Land Administration Buildings, a heritage site within Brisbane's central business district.

As at 31 December 2003, Conrad Treasury Hotel-Casino featured 88 gaming tables (although the licence is for 111) located on the main gaming floor and in the private gaming room. The gaming tables operations at Conrad Treasury Hotel-Casino incorporate an international rebate play table games business in the private gaming room. Electronic gaming operations at the casino include 1,329 gaming machines (although the licence is for 1,404), a wagering outlet and Keno terminals.

As at 31 December 2003, Conrad Treasury Hotel-Casino's non-gambling operations included 130 hotel rooms as part of the complex's five star hotel, six restaurants, six bars and a car park.

(v) Operations - Jupiters Townsville Casino

Jupiters acquired the Jupiters Townsville Casino as a result of a successful takeover bid for the Breakwater Island Trust (the owner of the Jupiters Townsville Casino) in 2002. At the time of the bid, Jupiters owned 47.5% of the units in the Breakwater Island Trust (which was listed on ASX). The bid was successful and Jupiters completed compulsory acquisition of all of the units in the Breakwater Island Trust on 24 February 2003.

Jupiters Townsville Casino was established in 1986 and operates under a casino licence which is held in perpetuity.

As at 31 December 2003, the casino featured 16 gaming tables (although the licence is for 37) and 300 gaming machines (although the licence is for 444).

As at 31 December 2003, Jupiters Townsville Casino's non-gambling operations included 194 hotel rooms as part of the complex's five star hotel, three restaurants, six bars and a 241 berth marina.

The TABCORP Group also has a 20% interest in, and operates, the Townsville Entertainment and Convention Centre.

(vi) Operations - Gold Coast Convention and Exhibition Centre

Jupiters has also been appointed as the developer and manager of the GCCEC (which is owned by the State of Queensland), which is scheduled to open in mid-2004. The centre is located adjacent to Conrad Jupiters Hotel-Casino and the two properties will be connected by a covered walkway. Upon completion, the centre will accommodate up to 6,000 people in various entertainment and sports modes and up to 2,000 delegates in convention mode. The agreements relating to the GCCEC are discussed in section 1.6(f).

(vii) Business strategies

The business strategies of the casinos division are to:

- responsibly grow revenue by:
  - marketing to the respective local markets and highlighting the customer service and product offering in both gambling and non-gambling areas;
  - marketing to existing customers (including VIP and premium play customers), and increasing each casino's share of their gambling budget, through improved customer service, product offering and reward and recognition;
  - cross-marketing to customers of other (non-gambling) services at each of the casino properties;
  - improving the table games product mix so that it matches demand;
  - marketing to interstate and international visitors; and
  - building loyalty through customer knowledge; and
- enhance operational performance by:
  - continuing to focus on cost efficiency in all areas of the business;
  - undertaking targeted capital investment in gaming machines and specific table games and also in the food and beverage and hotel operations;
  - refining the product mix; and
  - product innovation, such as electronic table games.

(e) Technical services

Computer systems and operational and field service areas are integral to the conduct of the TABCORP Group's gaming, wagering and network games and casino businesses. As part of the acquisition of the Jupiters Group, TABCORP assumed ownership of AWA. AWA and its subsidiaries provide field support and maintenance services nationally for desktop and network equipment to the Australian information technology industry and provide maintenance support for gaming machines, Keno and wagering terminals and a wide variety of gaming ancillary equipment.

Overall, TABCORP's technical services strategy is to maintain a very high level of technological self-sufficiency, combined with a flexible and competitive portfolio of arrangements with external equipment and service providers to access products and critical specialist skills and to manage variability of development demand.

1. Profile of the TABCORP Group and Bidder (cont'd)

1.3 Directors of TABCORP

Details of the directors of TABCORP are set out below.

M.B. Robinson AO

Chairman and Non-Executive Director since June 1994

Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his recent retirement on 31 December 2003. Mr Robinson remains a Consultant to the firm. He was the Senior Partner of Arthur Robinson & Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

M.J. Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and Director of AXA Asia Pacific since July 2000 and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Ltd and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a Director of Coles Myer Ltd., HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-Executive Director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc, one of the world's largest gambling companies. Mr Satre is also a Director of the Gaming Entertainment Research and Education Foundation and the American Gaming Association. He is a Director of JDN Realty Company.

J.D. Story

Non-Executive Director since January 2004

John Story was previously a Director of Jupiters. He is a solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited. He is a member of the TABCORP Audit and Compliance Committees.

R.F.E. Warburton

Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited, NM Rothschild Australia Holdings Pty Ltd and NM Rothschild & Sons (Australia) Limited. He is Chairman of the TABCORP Remuneration Committee and a member of the TABCORP Nomination Committee.

L.J. Willett AO

Non-Executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the TABCORP Remuneration Committee.

W.V. Wilson

Non-Executive Director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

1.4 Financial information

(a) Overview

Set out below is selected information derived from:

- TABCORP's audited consolidated statements of financial performance for the years ended 30 June 1999 to 30 June 2003;
- TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003;
- adjustments for non-recurring items for TABCORP's audited consolidated statements of financial performance and TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003;
- TABCORP's audited consolidated statement of financial position as at 30 June 2003;
- Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003;
- Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003;
- adjustments for non-recurring items for Jupiters' audited consolidated statement of financial performance and Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003; and
- Jupiters' audited consolidated statement of financial position as at 30 June 2003.

The Jupiters Merger did not occur until after 30 June 2003 and so the financial information set out in paragraphs (b) to (e) of this section 1.4 does not include the Jupiters Group. That information is set out separately in section 1.4(g).

Selected information taken from the statement of financial position of TABCORP as at 31 December 2003 is set out in section 5.2. Amongst other things, that information reflects the completion of the Jupiters Merger.

The information set out in this section 1.4 (the ***Financial Information***) should be read together with the assumptions underlying its preparation and the other information contained in Parts I and II (which set out TABCORP's significant accounting policies), and Parts I and III (which set out Jupiters' significant accounting policies), of Annexure F.

(b) TABCORP statements of financial performance

Figure 1.4.1 sets out selected information which has been derived from TABCORP's audited consolidated statements of financial performance for the years ended 30 June 1999 to 30 June 2003. Figure 1.4.1 is a summary only.

1. Profile of the TABCORP Group and Bidder (cont'd)

Figure 1.4.1: Summary statements of financial performance for the years ended 30 June

($m)	1999A	2000A	2001A	2002A	2003A
Net revenue	1,066	1,596	1,813	1,933	1,901
EBITDA	255	414	478	541	541
EBITA	220	332	383	451	454
EBIT	220	319	365	433	436
Net interest expense	4	(46)	(67)	(52)	(49)
PBT (excluding non-recurring items)	**224**	**274**	**299**	**381**	**387**
Tax expense	(81)	(104)	(111)	(121)	(124)
NPAT (excluding non-recurring items and pre goodwill amortisation)	**143**	**183**	**206**	**278**	**281**
NPAT (excluding non-recurring items and post goodwill amortisation)	143	170	188	259	263
Non-recurring items after tax		4[1]		2[2]	(10)[3]
NPAT (post goodwill amortisation)	**143**	**174**	**188**	**261**	**253**

(c) Management discussion of financial performance

(i) Overview

TABCORP has consistently recorded strong financial performance, resulting in increased returns to shareholders, as illustrated in Figures 1.4.2 to 1.4.5.

Figure 1.4.2: Net profit after tax (post goodwill amortisation)[4]



300.0
250.0
200.0
150.0
100.0
50.0
0.0
$m
143.3
170.3
187.7
259.3
263.1
1999
2000
2001
2002
2003

Figure 1.4.3: Earnings per share[4]



100.0
80.0
60.0
40.0
20.0
0.0
cps
47.1
52.5
55.3
74.3
76.4
47.1
48.8
50.4
69.5
71.5
1999
2000
2001
2002
2003
EPS (post goodwill armortisation)
Goodwill amortisation

Notes

1 For the year ended 30 June 2000, the non-recurring item was profit on sale of land and buildings of $4.4 million after tax.

2 For the year ended 30 June 2002, non-recurring items included the South Australia TAB penalty payment of $3.9 million after tax (positive) and restructure costs of $2.3 million after tax (negative).

3 For the year ended 30 June 2003, non-recurring items included restructure costs of $2.7 million after tax and property related write-downs and provisions of $7.8 million after tax.

4 Excludes non-recurring items.

Figure 1.4.4: Dividends per share


80.0
60.0
40.0
20.0
0.0
cps
43.0
47.0
51.0
63.0
67.0
1999
2000
2001
2002
2003



Figure 1.4.5: Return on shareholders' funds[1]


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.8%
16.4%
15.4%
20.2%
20.9%
1999
2000
2001
2002
2003

TABCORP has grown profit significantly since listing on ASX in 1994, with net profit after tax growing from $63.4 million for the 10.5 months ended 30 June 1995 to $263.1 million for the year ended 30 June 2003 (excluding non-recurring items). Over the same period, TABCORP has maintained a high dividend payout ratio, returning a total of $3.90 in dividends (fully franked) per share, in addition to a return of capital in January 1999 of 33 cents per share.

During the year ended 30 June 1999, net profit after tax increased by 18.2% to $143.3 million, while revenues increased 13.7% to $1,066.2 million. This result was driven by a strategic focus on providing customers with modern, attractive venues and facilities and high levels of customer service. The gaming division increased revenue by 17.2% to $713.2 million and EBIT on a full allocation basis by 20.6% to $176.4 million. The wagering division increased revenue by 7.2% to $353.0 million and EBIT on a full allocation basis by 16.7% to $43.7 million.

During the year ended 30 June 2000, TABCORP maintained its record of continuous strong profit growth, whilst at the same time undergoing a significant change in its profile with the acquisition of the Star City Group. Continuing revenue increases from both the wagering and gaming businesses, combined with the acquisition of the Star City Group, enabled TABCORP to achieve a 49.7% increase in revenue to $1,595.8 million. This growth in revenue, combined with a continuing focus on the containment of operating expenses, resulted in an increase in EBIT of 45.3% to $319.9 million (excluding abnormal items) and an increase in net profit after tax of 18.8% to $170.3 million (excluding non-recurring items of $4.4 million (after tax) relating to the sale of a property).

The year ended 30 June 2001 resulted in TABCORP growing its profit despite a number of regulatory changes and the impact of the introduction of the GST on consumer confidence and household disposable income. Net profit after tax increased by 10.2% on the prior year to $187.7 million. TABCORP's net profit after tax in this year was negatively affected by a below theoretical win rate in the international rebate business conducted by Star City at that time (this business was suspended as of 30 June 2001). The net profit after tax from operations other than the international rebate business grew by 16.3%.

During the year ended 30 June 2002, TABCORP was able to maintain the momentum of the wagering and gaming businesses and implement significant initiatives at Star City Casino, which resulted in a record net profit after tax of $259.3 million (excluding non-recurring items), a 38.1% increase on the prior comparable 12 months. Including the non-recurring items, net profit after tax was $261.0 million, a 39.0% increase on the prior comparable 12 months. This result was driven by effective cost management across the entire business, particularly in the wagering business. The non-recurring items of approximately $1.7 million profit (after tax) related to termination fees paid by the South Australian government with respect to South Australia TAB's termination of contractual arrangements involving TABCORP and redundancy costs arising from the restructure of the Star City Casino operations.

Note

1 Excludes non-recurring items and pre-amortisation of goodwill.

1. Profile of the TABCORP Group and Bidder (cont'd)

TABCORP recorded a 1.5% increase in profit after tax (excluding non-recurring items) to $263.1 million for the year ended 30 June 2003. Including the non-recurring items ($10.5 million after tax), net profit after tax was $252.6 million, a decrease of 3.2%.

During the year, TABCORP's net operating revenue declined by 1.7% to $1,900.7 million with increases in wagering and Star City Casino revenue more than offset by a decline in gaming revenue following the introduction of bans on smoking in Victorian gaming venues from 1 September 2002.

On 30 June 2003, the TABCORP Group entered into an agreement with Leighton Property Development Pty Ltd to purchase, for $53 million, that company's 15% interest in the Star City Management Agreement, as well as its 15% interest in the company that managed Star City Casino pursuant to the Star City Management Agreement. Between 11 January 2000 and 15 July 2003 (the date on which the sale was completed), the TABCORP Group owned the remaining 85% interests in the Star City Management Agreement and the management company and accordingly was entitled to 85% of the management fees paid under the Star City Management Agreement.

(ii) Gaming division

The historical revenue and profit performance of the gaming division is summarised in Figures 1.4.6 and 1.4.7.

Figure 1.4.6: Net operating revenue – gaming



1,000
800
600
400
200
0
$m
713
795
846
918
848
1999
2000
2001
2002
2003

Figure 1.4.7: EBIT – gaming[1]



250
200
150
100
50
0
$m
176
202
218
231
208
1999
2000
2001
2002
2003

Over the four years ended 30 June 2002, TABCORP's gaming division grew revenue from $713 million to $918 million, a compound annual growth rate of 8.8%. Over the same period EBIT on a full allocation cost basis grew from $176.4 million to $230.8 million, a compound annual growth rate of 9.4%. This growth in the Victorian gaming market was driven by TABCORP working with its network of venue operators to provide high quality venues with a broad range of entertainment facilities, the latest gaming products and high levels of customer service.

The gaming division's revenue for the year to 30 June 2003 was $848.1 million, 7.6% below the previous year. EBIT on a full allocation cost basis (excluding non-recurring items) was $207.8 million, a decrease of 10.0% on the previous year.

The introduction of smoking bans in Victorian gaming venues from 1 September 2002 resulted in many customers who smoke either not staying as long in venues as they did before the bans or reducing the number of their visits to venues. This adversely impacted revenue and profitability with revenue declining by 13.0% in the second half of the year relative to the prior corresponding period.

The gaming division's response to the bans is discussed in section 1.2(b)(iii). While revenue levels in the second half of the year ended 30 June 2003 were still down on the comparable period in the previous

Note

1 *On a full allocation cost basis and excluding non-recurring items.*

year, the improvement to the overall amenity for all customers has reduced the impact of the smoking bans in the majority of cases.

The gaming division was able to hold its operating expenses to 2002 levels, excluding non-recurring items relating to provisions against the Queensland gaming assets, provisions for surplus lease space and restructuring costs, which, in aggregate, amounted to $4.9 million before tax.

(iii) Wagering division

The historical revenue and profit performance of the wagering division is summarised in Figures 1.4.8 and 1.4.9.

Figure 1.4.8: Net operating revenue – wagering



420
380
340
300
$m
353
363
380
404
421
1999
2000
2001
2002
2003

Figure 1.4.9: EBIT – wagering[1]



60
40
20
0
$m
44
48
53
58
64
1999
2000
2001
2002
2003

Over the four years ended 30 June 2002, TABCORP's wagering division grew revenue from $353 million to $404 million, a compound annual growth rate of 4.6%. Over the same period EBIT on a full allocation cost basis grew from $43.7 million to $58.3 million (excluding a non-recurring item in the 2002 financial year relating to a payment of $5.6 million from South Australia TAB for exiting pooling arrangements following the acquisition of South Australia TAB by UNiTAB), a compound annual growth rate of 10.1%. This was driven by continued refinement of the wagering product and a focus on operating efficiencies.

In the year ended 30 June 2003, the wagering division increased net operating revenue by 4.4% to $421.3 million. EBIT on a full allocation cost basis, excluding non-recurring items of $1.4 million relating to restructure costs, grew by 9.3% to $63.7 million.

Each of the three racing codes achieved revenue growth during the year with revenue from thoroughbred racing up 3.4%, revenue from harness racing up 4.7% and revenue from greyhound racing up 7.4%. A strong Spring Racing Carnival and growth from provincial and interstate racing supported the continued growth. Having consistently decreased since TABCORP listed on ASX, on-course turnover grew during the year ended 30 June 2003.

Sportsbetting revenue was down on the previous year - the previous year having featured the soccer World Cup. However the underlying performance, excluding the impact of the soccer World Cup, was a continuation of strong growth in revenue.

Self-service continued to grow, particularly the usage by TABCORP's account sales customers, during the year ended 30 June 2003. Touch tone telephone, natural language speech recognition and the internet comprised 46% of all account sales transactions during the year ended 30 June 2003, up from 30% in the prior year. The expansion of these options assisted the wagering division to reduce expenses on the prior year.

Note

1 On a full allocation cost basis and excluding non-recurring items.

1. Profile of the TABCORP Group and Bidder (cont'd)

(iv) Star City Casino

The historical revenue and profit performance of the operations of Star City Casino is summarised in Figures 1.4.10 and 1.4.11.

Figure 1.4.10: Net operating revenue – Star City Casino[1]



$m
600
400
200
0
438
586
612
631
2000
2001
2002
2003

Figure 1.4.11: EBITA – Star City Casino[1,2]



$m
200
150
100
50
0
83
112
162
182
2000
2001
2002
2003

TABCORP acquired a controlling interest in the Star City Group in October 1999 and completed the acquisition of the Star City Group soon afterwards.

Over the period since the acquisition to 30 June 2002, TABCORP's casino division grew revenue from $438 million (8.5 months) to $612 million (12 months). For comparative purposes, revenue was relatively flat over the period largely due to losses from its international rebate play business. The international rebate play business was suspended at the end of the 2001 financial year. Over the same period EBITA on a full allocation cost basis grew from $83.0 million (8.5 months) to $161.7 million. EBITA on a full allocation cost basis (pre non-recurring items of $3.2 million relating to restructure costs) for the year ended 30 June 2002 increased 44.0% on the prior year. This was driven by a strong focus on operating efficiencies.

In the year ended 30 June 2003, Star City Casino increased net operating revenue by 3.2% to $631.3 million. EBITA on a full allocation cost basis (excluding non-recurring items) grew by 12.4% to $181.7 million.

Revenue from table games on the main gaming floor increased with changes in product mix such as the introduction of low limit double zero roulette in January 2003 and rapid roulette in April 2003.

Electronic gaming machine revenue grew 4.0% during the year. Refinements to the overall electronic gaming machine offer were ongoing with new games continually being introduced and a VIP gaming machine lounge being opened in June. This followed the relocation of 28 machines earlier in the financial year from the main gaming floor to the private gaming room.

Table game revenue from the private gaming floor was below the previous year but showed a marked turnaround in the fourth quarter.

Non-gaming revenue grew strongly during the year ended 30 June 2003, with all businesses showing improvement on the previous year. The hotel and apartment occupancy increased to 79.9% and the average room rate increased by 7.0%.

Star City Casino maintained its focus on expenditure control during the year ended 30 June 2003, enabling the division to post double digit growth in EBITA (excluding non-recurring items relating to a provision of $7.0 million with respect to a lease liability and $1.2 million relating to restructuring costs).

Notes

1 2000 results are for the 8.5 months ending 30 June 2000.

2 On a full allocation cost basis and excluding non-recurring items and goodwill amortisation.

(d) TABCORP statements of cashflows

Figure 1.4.12 sets out selected information which has been derived from TABCORP's audited consolidated statements of cashflows for the years ended 30 June 1999 to 30 June 2003. Figure 1.4.12 is a summary only.

Figure 1.4.12: Summary statements of cashflows for the years ended 30 June

($m)	1999A	2000A	2001A	2002A	2003A
EBITDA (post non-recurring items)	255	421	478	544	526
Income tax paid	(73)	(92)	(136)	(99)	(122)
Other cashflow from operations	23	(42)	(52)	(30)	(26)
Total cashflow from operations	**205**	**287**	**290**	**415**	**378**
Capital expenditure	(86)	(76)	(47)	(47)	(44)
Payment for controlled entities (net of cash acquired)	-	(473)	-	-	-
Other cashflow from investing activities	8	17	10	12	14
Total cashflow from investing activities	**(78)**	**(532)**	**(37)**	**(35)**	**(30)**
Net proceeds from borrowings	38	320	(29)	(162)	(11)
Proceeds from issue of securities	(100)	92	-	(1)	(105)
Dividends paid	(122)	(171)	(182)	(213)	(240)
Other cashflow from financing activities	-	1	-	-	-
Total cashflow from financing activities	**(184)**	**242**	**(211)**	**(376)**	**(356)**
Total cashflow	**(57)**	**(3)**	**41**	**3**	**(8)**

Section 1.4(c) discusses the non-recurring items referred to in Figure 1.4.12.

(e) TABCORP statement of financial position

Figure 1.4.13 sets out selected information which has been derived from TABCORP's audited consolidated statement of financial position as at 30 June 2003. Figure 1.4.13 is a summary only.

Figure 1.4.13: Summary statement of financial position as at 30 June 2003

($m)	2003A
Cash and deposits	118.8
Other current assets	39.6
Total current assets	**158.4**
Land and buildings, plant and equipment	759.2
Licences and casino management contract	1,081.8
Goodwill	292.9
Other assets	107.2
Total non-current assets	**2,241.1**
Total assets	**2,399.5**
Current borrowings	450.9
Other current liabilities	238.2
Non-current borrowings	315.0
Other non-current liabilities	75.5
Total liabilities	**1,079.6**
Shareholders' funds	**1,319.9**

1. Profile of the TABCORP Group and Bidder (cont'd)

(f) Contingent liabilities

Set out below are details of contingent liabilities where the probability of future payments/receipts is not considered remote. Also set out below are details of contingent liabilities which, although considered remote, TABCORP considers should be disclosed.

The directors of TABCORP are of the opinion that provisions are not required in respect of these matters, because it is not probable that a future sacrifice of economic benefits will be required or because the relevant amount is not capable of reliable measurement.

(i) Deeds of cross guarantee

Various members of the TABCORP Group have entered into deeds of cross guarantee in accordance with a Class Order issued by ASIC. The respective parties to each deed (in accordance with the terms of the deed) guarantee to all current and future creditors the repayment of all debts of the other parties to the relevant deed in the event that any of those parties are wound up with outstanding debts.

(ii) Charges

Certain of TABCORP's controlled entities have provided the NSW Casino Control Authority with a fixed and floating charge over all of their assets and undertakings to secure the payment of all monies which they owe, and the performance of all obligations which they have, to the NSW Casino Control Authority.

TABCORP Participant has entered into a deed of cross charge with its joint venture partner, VicRacing Pty Ltd, under the Joint Venture Agreement to cover the non-payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(iii) Guarantee and indemnity

Certain of TABCORP's controlled entities have entered into a guarantee and indemnity agreement in favour of the NSW Casino Control Authority whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(iv) Tax audit

In December 2003, the Australian Taxation Office issued Star City with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to 30 June 2002 is $31.6 million, and penalties and interest charges amount to a further $25.6 million at 31 December 2003. 50% of the amounts of the assessment and amended assessments were paid in January 2004, and have been recorded as deferred tax assets in the statement of financial position as at 31 December 2003. Payment of the remaining 50% has been deferred pending resolution of the dispute, pursuant to an agreement with the Australian Taxation Office. No liability has been recognised in respect of the deferred amount in the statement of financial position.

Under current Australian Accounting Standards, the current profit impact of the tax in dispute, including penalties and interest, would be approximately $34.4 million, the balance only having an impact on the statement of financial position.

On the basis of external advice and its assessment of the issue, TABCORP has lodged objections to the income tax assessments and believes it will ultimately be successful in its claims. If TABCORP is successful in its objections, the amounts paid in January 2004 will be refunded.

(g) Jupiters' historical financial information

(i) Summary of Jupiters' statement of financial performance

The following selected information in Figure 1.4.14 has been extracted and/or derived from Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003. Figure 1.4.14 is a summary only.

Figure 1.4.14: Summary of Jupiters' statement of financial performance for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Net revenue	727.4	697.4
EBITDA	178.7	169.2
EBITA	132.6	125.2
EBIT	124.8	119.5

(ii) Summary of Jupiters' statement of financial position

The following selected information in Figure 1.4.15 has been derived from Jupiters' audited consolidated statement of financial position as at 30 June 2003. Figure 1.4.15 is a summary only.

Figure 1.4.15: Summary of Jupiters' statement of financial position as at 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Cash and deposits	77.9	63.4
Other current assets	66.7	50.1
Total current assets	**144.6**	**113.5**
Land and buildings, plant and equipment	758.8	758.8
Licences and casino management contract	9.7	9.7
Intangibles and other assets	139.3	139.3
Total non-current assets	**907.8**	**907.8**
Total assets	**1,052.4**	**1,021.3**
Current borrowings	45.3	45.3
Other current liabilities	126.1	95.1
Non-current borrowings	392.3	392.3
Other non-current liabilities	9.7	9.7
Total liabilities	**573.4**	**542.4**
Net assets	**479.0**	**478.9**

(iii) Summary of Jupiters' statement of cashflows

The following selected information in Figure 1.4.16 has been derived from Jupiters' audited consolidated statement of cashflows for the year ended 30 June 2003. Figure 1.4.16 is a summary only.

Figure 1.4.16: Summary of Jupiters' statement of cashflows for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
EBITDA (post non-recurring items)	178.7	169.2
Income tax paid	(51.4)	(45.5)
Other cashflow from operations	(41.7)	(44.4)
Total cashflow from operations	**85.6**	**79.3**

(iv) Description of Jupiters' results

The businesses that were acquired by TABCORP (that is, all operations excluding the Centrebet Business) produced EBITA (excluding non-recurring items of $4.0 million) of $129.2 million in the year ended 30 June 2003.

EBITDA (excluding non-recurring items of $4.0 million and excluding the Centrebet Business) for the year ended 30 June 2003 was $173.2 million. This EBITDA was impacted by increased provisioning for doubtful debts in the international commission business, which was partially offset by earnings from Jupiters' wide-area gaming and technology services operations.

The following selected information in Figure 1.4.17 on EBITDA by business segment has been derived from Jupiters' audited consolidated statement of financial performance for the year ended 30 June 2003. Figure 1.4.17 is a summary only.

Figure 1.4.17: Jupiters EBITDA by business segment for the year ended 30 June 2003

($m)	2003A	2003A (ex Centrebet Business)
Land based operations	141.5	141.5
Wide-area operations	44.5	44.5
Sportsbetting operations (Centrebet)	9.5	-
Technology operations	1.5	1.5
Unallocated	(14.3)	(14.3)
Total EBITDA (pre non-recurring items)	**182.7**	**173.2**
Merger costs	(4.0)	(4.0)
Total EBITDA (post non-recurring items)	**178.7**	**169.2**

Casino gaming net operating revenue was $430.9 million in the year ended 30 June 2003 and total casino non-gaming net operating revenue was $108.6 million in the year ended 30 June 2003.

For the year ended 30 June 2003, net operating revenues were $285.7 million at Conrad Jupiters Hotel-Casino, $215.8 million at Conrad Treasury Hotel-Casino and $38.0 million at Jupiters Townsville Casino.

Non-casino and non-hotel operations earned net operating revenue of $187.9 million in the year ended 30 June 2003.

Operating expenses were $548.7 million in the year ended 30 June 2003, including $4.0 million in costs relating to the Jupiters Merger.

Depreciation and amortisation expense was $53.9 million in the year ended 30 June 2003.

(v) **Centrebet Business (which was not acquired by TABCORP as part of the Jupiters Merger)**

The results set out in this section 1.4(g) for Jupiters are provided both inclusive and exclusive of the results of the Centrebet Business. As discussed in section 1.1(a), that business was divested prior to completion of the Jupiters Merger.

Centrebet Business revenue was $30.0 million, and EBITDA was $9.5 million, in the year ended 30 June 2003.

1.5 Regulatory background applicable to the TABCORP Group

(a) Introduction

Following is a summary of the regulatory background applicable to the TABCORP Group. For further information about the regulatory risks relating to the acquisition of TABCORP Shares, see section 8.

(b) Licences

A number of licences held by the TABCORP Group are discussed in this section 1.5(b). For further details of the operations conducted pursuant to these licences, see section 1.2.

(i) Wagering Licence and Gaming Licence

Nature

TABCORP was granted the Wagering Licence and the Gaming Licence under the Gaming and Betting Act by the Governor in Council of Victoria on 28 June 1994. Both licences are for a term of eighteen years and are neither transferable nor separable. They are subject to a number of conditions, and will expire in 2012, unless cancelled.

The Wagering Licence issued to TABCORP is the sole licence issued under the Gaming and Betting Act to conduct wagering and approved betting competitions in Victoria (though on-course wagering permits are available and the proprietor of Crown Casino is able to conduct such activities at that venue).

Wagering is defined under the Gaming and Betting Act as pari-mutuel (that is, totalizator) betting on horse, harness or greyhound races. Approved betting competitions means fixed odds or totalizator betting competitions on any event or contingency approved by the Victorian Minister. However, the Victorian Minister must not approve a betting competition that is 'wagering' (that is, betting through a totalizator on a horse, harness or greyhound race), is played on a gaming machine, is a Club Keno game or in the opinion of the Victorian Minister is offensive or contrary to the public interest.

The nature of the Gaming Licence is discussed in section 1.2(b).

Expiry or cancellation

Prior to the expiry or cancellation of the Wagering Licence and the Gaming Licence (which are scheduled to expire in 2012), new wagering and gaming licences under the Gaming and Betting Act, or Part 3 of Chapter 4 of the Gambling Regulation Act (which will replace the Gaming and Betting Act - see section 1.5(b)(ii)), may be able to be applied for. TABCORP will be entitled to apply for any such new licences (unless either the Wagering Licence or the Gaming Licence has been cancelled). Such new licences may only be granted by the Governor in Council in Victoria to an applicant recommended by the relevant regulatory authority and on payment to the State of Victoria of the purchase consideration for the new licences. On the grant of any such new licences under the Gaming and Betting Act (or Part 3 of Chapter 4 of the Gambling Regulation Act), TABCORP will be entitled to an amount equal to the lesser of that purchase consideration and the 'licence value'. That amount is to be paid by the State of Victoria to TABCORP within seven days after commencement of the new licences.

The 'licence value' will be in the range of 85% to 115% of the original $597 million paid by TABCORP for the Wagering Licence and Gaming Licence in 1994.

If TABCORP records compound inflation adjusted growth in its total revenue on gaming machines and wagering on thoroughbred, harness and greyhound racing (rate of real growth) of 2% or more from the year ended 14 August 1995 to the year ending 14 August 2012, the 'licence value' will be 115% of $597 million. If the rate of real growth is 0% or less, the 'licence value' will be 85% of $597 million. If the rate of real growth is between 0% and 2%, the 'licence value' will vary between 85% of $597 million and 115% of $597 million in proportion to the rate of real growth achieved between 0% and 2%.

The rate of real growth recorded from the year ended 14 August 1995 to the year ended 14 August 2003 was approximately 6%.

The Victorian government has indicated that it wishes to resolve licence arrangements for the Victorian gaming and betting industries in its current term and that it will review all options available to it in that regard. TABCORP has not yet entered into negotiations with the Victorian government regarding the terms on which any future wagering and gaming licences might be granted. However, TABCORP is committed to working with the Victorian government to reach an outcome which is in the interests of all stakeholders. The next Victorian election is scheduled for 25 November 2006.

Disciplinary action and cancellation

If the VCGA is satisfied that there has been a breach of:

- a condition of the Wagering Licence or Gaming Licence;
- the betting rules (being rules made in accordance with the Gaming and Betting Act for wagering or approved betting competitions);
- the Gaming and Betting Act or its regulations;
- the Gaming Machine Control Act;
- the Club Keno Act; or
- any other law relating to wagering or gaming,

and, within a specified period, TABCORP does not remedy the breach or satisfy the VCGA that steps have been taken to ensure that the breach does not occur again, the VCGA may reprimand, or impose a fine (not exceeding $5 million) on, TABCORP or an operator of the Wagering Licence or the Gaming Licence or both.

The Wagering Licence and Gaming Licence may only be cancelled by the Supreme Court of Victoria on an application to it (made with the consent of the Victorian Minister) by the VCGA. Grounds for cancellation include:

- a material breach, or persistent breaches, of any of the items listed in the paragraph above;
- TABCORP, or an operator, being convicted of an offence which is of sufficient magnitude to warrant cancellation;
- TABCORP, or an operator, being involved in a scheme or arrangement to avoid paying tax under the Gaming and Betting Act;
- the Supreme Court being satisfied that, on an application under the Corporations Act, it would be required to presume that TABCORP, or an operator, is insolvent; and
- TABCORP, or an operator, being an externally administered body corporate within the meaning of the Corporations Act.

The authority to conduct and promote Club Keno games in Victoria may be revoked by the Supreme Court of Victoria (on application by the Victorian Minister) on the ground that the participants (who are TABCORP and Tattersall's) have wilfully contravened or failed to comply with the Club Keno Act or with the authorisation granted by that Act.

Investigation, supervision and audit

While TABCORP holds the Wagering Licence and the Gaming Licence, the VCGA may investigate the conduct of operations under the licences from time to time and report the results of its investigations to the Victorian Minister. The Director of Gaming and Betting and inspectors appointed under the Gaming and Betting Act also exercise supervisory powers over the conduct of operations under the Wagering Licence and the Gaming Licence.

Gaming machine annual levy

Since 1 July 2000, TABCORP has had to pay an annual levy in respect of each gaming machine which it operates in Victoria. That levy was increased to $1,533.33 per machine on 1 July 2001. The levy operates in addition to taxes on gaming revenue.

(ii) The Gambling Regulation Act

As at the date of this Bidder's Statement, the *Gambling Regulation Act* has been passed by the Victorian Parliament, but not all provisions have come into operation. When fully operative, the Gambling Regulation Act will, amongst other things:

- replace the Club Keno Act, the Gaming and Betting Act and the Gaming Machine Control Act, although the substance of the provisions contained in those Acts (including as discussed elsewhere in this Bidder's Statement) is reflected in the Gambling Regulation Act;
- prohibit the advertising of poker machines through media outlets or unsolicited mail as well as imposing certain signage restrictions; and
- put in place arrangements whereby, from June 2004, all wagering refunds, dividends and prizes in relation to activities in Victoria under the Wagering Licence that remain unclaimed for six months will be paid to the Victorian government, less any expenses incurred in searching for the persons entitled to those amounts. The waiting period is currently 12 months.

(iii) NSW Casino Licence

Nature

The NSW Casino Licence was granted to Star City by the NSW Casino Control Authority pursuant to the NSW Casino Control Act on 14 December 1994. The NSW Casino Licence was granted for a period of 99 years and is not transferable.

Star City has the exclusive licence in New South Wales to conduct specified table games by players with gambling chips until 13 September 2007, after which time the NSW Casino Licence will be non-exclusive. If, during the exclusivity period, another licensed casino opens in New South Wales, then the NSW Casino Control Authority will pay to Star City an amount equal to all damages, costs and expenses suffered or incurred by Star City as a result of such occurrence (including loss of profits).

Restrictions

Restrictions which apply to the operation of Star City Casino include:

- the NSW Casino Control Authority must approve all games to be played in Star City Casino and the rules under which such games are played;
- Star City Casino must open for gaming at the hours and times specified by the NSW Casino Control Authority (and at no other times). Presently, Star City Casino is required to be open for gaming at all times;
- the NSW Casino Control Authority must approve the plans, diagrams and specifications of the casino facilities relating to the conduct and monitoring of casino operations;
- Star City must provide, on request, each participant in any loyalty scheme with statements setting out information concerning their wins from expenditure on and time spent playing gaming machines. Star City may not offer cash prizes in connection with a gaming machine loyalty scheme; and

- Star City cannot publish any advertisement in relation to gaming machines or permit such an advertisement to be published. There are also restrictions on casino advertising by Star City.

Disciplinary action and cancellation

The NSW Casino Control Authority may, in certain circumstances, require Star City to show cause why disciplinary action should not be taken against it within 14 days after receiving a notice to that effect. The relevant circumstances include where the NSW Casino Control Authority is satisfied that:

- there has been a breach of the NSW Casino Control Act or the NSW Casino Licence;
- the Star City Casino premises are no longer suitable for the conduct of casino operations;
- Star City is no longer a suitable person to give effect to the NSW Casino Licence; or
- it is no longer in the pubic interest that the NSW Casino Licence should remain in force.

If the NSW Casino Control Authority determines to take disciplinary action, it may cancel or suspend the NSW Casino Licence, impose a fine (not exceeding $1 million), amend the terms of the NSW Casino Licence or reprimand Star City.

Investigation, supervision and audit

The NSW Casino Control Authority may investigate the operations of Star City Casino, Star City or any person who is, in the opinion of the NSW Casino Control Authority, an associate of Star City or in a position to affect the exercise of functions in or in relation to Star City Casino. The NSW Casino Control Authority may report the results of its investigations to the Minister responsible for administering the NSW Casino Control Act. The NSW Casino Control Authority may require Star City or any persons directly or indirectly associated with Star City to provide information in connection with such investigations.

Inspectors appointed under the NSW Casino Control Act also exercise investigative and supervisory powers over the operations of Star City Casino.

In addition, at intervals not exceeding three years, the NSW Casino Control Authority must, pursuant to section 31 of the NSW Casino Control Act, investigate and form an opinion as to whether or not:

- Star City is a suitable person to continue to give effect to the NSW Casino Licence; and
- it is in the public interest that the NSW Casino Licence should continue in force.

The NSW Casino Control Authority completed its most recent investigation under section 31 of the NSW Casino Control Act in late 2003 and formed the opinion that Star City is a suitable person to continue to give effect to the NSW Casino Licence and that it is in the public interest that the NSW Casino Licence should continue in force.

(iv) Queensland Casino Licences

Nature

The licences to operate Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino were granted in 1985, 1995 and 1986 respectively.

The relevant members of the TABCORP Group holding those licences have also entered into the Queensland Casino Agreements with the State of Queensland in relation to these casinos (see section 1.6(e)). Certain casino games listed in the Queensland Casino Agreements with the State of Queensland can only be played in Queensland in a licensed casino. These games include blackjack, roulette, baccarat, craps, Two Up, mini dice, wheel of fortune and the machine derivative forms of these games. The Queensland Casino Agreements also permit other gaming machine operations at Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Regulation of the licences

The Queensland Casino Control Act governs the licensing and regulation of casinos in Queensland. This statute requires the State of Queensland to enter into an agreement with the holder of a casino licence that sets out the terms on which the licence is granted. The Queensland Parliament ratifies the agreement, which carries the force of law. It was in accordance with this requirement that the relevant members of the TABCORP Group and the State of Queensland entered into the Queensland Casino Agreements referred to above and discussed in section 1.6(e).

The Queensland Casino Control Act sets out various grounds for suspension or termination of a casino licence, including:

- breach by the licence holder of the relevant Queensland Casino Agreement;
- the licence holder knowingly providing false information to State regulatory authorities or the Queensland government;
- the licensee, a director or other person associated with the casino operations being judged as not being a suitable person to be associated with the casino; or
- the licensee being insolvent.

Where grounds for suspension or termination exist and they are of such a serious and fundamental nature that the integrity of the operation of the casino is jeopardised, or the interest of the public is adversely affected, the licence can be suspended or terminated. In such circumstances, the relevant licence holder would have an opportunity to show cause why the licence should not be suspended or terminated. If the licence is not suspended or terminated, other action can be taken (including the censure of the licensee or the appointment of an administrator to take control of the casino operations).

The Queensland Casino Control Act also contains provisions regulating the operation of casinos which deal with matters such as casino layout, surveillance and security, hours of operation, gaming equipment, internal controls and accounting procedures, and the conduct of games.

(v) New South Wales Keno licence

The Keno licence for New South Wales was granted to Jupiters Gaming (NSW) Pty Ltd (a wholly-owned subsidiary of TABCORP) under the predecessor legislation to the *Public Lotteries Act 1996* (NSW) on 3 March 1995. The licence is jointly held with ClubKeno Holdings Pty Ltd (a wholly-owned subsidiary of the Registered Clubs Association of New South Wales (which also uses the name 'Clubs NSW')) and authorises the operation of a real-time, wide-area Keno game in registered clubs in New South Wales (subject to the terms of the licence and the *Public Lotteries Act 1996* (NSW)). The licence is due to expire on 11 July 2007.

Under a management agreement with ClubKeno Holdings Pty Ltd (which represents the interests of registered clubs in New South Wales), Jupiters Gaming (NSW) Pty Ltd is required to notify or consult with ClubKeno Holdings Pty Ltd on a number of matters relating to the Keno operations in New South Wales, including the nomination of clubs as agents for the conduct of Keno and the formulation of the Keno rules.

(vi) Queensland Keno licence and monitoring licence

The licence for TABCORP's Keno operations in Queensland, held by Jupiters Gaming (a wholly-owned subsidiary of TABCORP), was granted in 1997 for a period of 25 years, and is exclusive for Keno and similar games until 23 June 2007. It authorises the operation of a real-time, wide-area Keno game in Queensland casinos, clubs, bars/pubs and TAB outlets. Those Keno operations are regulated by the *Keno Act 1996* (Qld), the terms of the Keno licence and an agreement with the State of Queensland.

The State of Queensland may terminate the licence at the end of the first 10 years of its term, or at the end of the first 20 years of its term, on giving six months' notice of termination. It may also terminate the licence at any time from year ten to year 17 of the licence by giving three years' notice of termination. In each case, upon such termination, the State of Queensland will be liable to pay compensation to Jupiters Gaming.

At the end of the first 10 years of the term of the licence, the State of Queensland may (on giving 12 months' notice to Jupiters and Jupiters Gaming) issue a Keno licence to Golden Casket, a Queensland State-owned corporation. The terms of any licence issued to Golden Casket with respect to tax and other charges payable to the State of Queensland must not be more favourable to Golden Casket than the terms of the licence held by Jupiters Gaming. In addition, Golden Casket must not operate Keno through clubs, bars/pubs or any other outlets used by Jupiters Gaming. If a Keno licence is granted to Golden Casket at a time when Golden Casket is an agent for Jupiters Gaming, Jupiters Gaming will receive, for the balance of the term of its Keno licence, a royalty based on Golden Casket's Keno turnover. The Keno licence does not confer exclusivity over internet Keno in a non-public place.

There are also provisions which allow the State of Queensland to terminate the Keno licence (without paying compensation) following certain defaults. However, in general, Jupiters Gaming will have an opportunity to cure any such defaults.

There are substantially similar restrictions on Jupiters Gaming in terms of its ability to alter its constitution or have directors appointed to its board, to those restrictions imposed on Jupiters (or other Jupiters Group entities) under the Queensland Casino Agreements (see section 1.6(e)).

Jupiters also holds a 10 year licence (which expires in 2007) to provide gaming machine monitoring and progressive jackpot services in Queensland. Jupiters is required to perform certain specified monitoring services in accordance with the terms of the licence.

(c) Shareholding restrictions in TABCORP

There are a number of restrictions on shareholdings in TABCORP which arise under legislation or due to the requirements of regulatory authorities.

Under the Gaming and Betting Act, it is unlawful for a person to have a 'prohibited shareholding interest' in TABCORP. A person will have a 'prohibited shareholding interest' in TABCORP if the person has voting power of more than 10% in TABCORP.

TABCORP's constitution also requires that a person must not have voting power in excess of the limit set out in the Gaming and Betting Act without the written consent of the NSW Casino Control Authority. This requirement only applies while TABCORP controls (or has a relevant interest in more than 25% of the shares in) Star City Holdings, Star City is wholly-owned by Star City Holdings and Star City is licensed to conduct the Star City Casino business (the ***Relevant Period for NSW***).

In addition, TABCORP's constitution requires that a person must not have voting power in TABCORP of more than 10% without the written consent of the Queensland Minister. This requirement only applies while TABCORP controls (or has a relevant interest in more than 25% of the shares in) Jupiters and Jupiters (or one of its subsidiaries) holds a casino licence in Queensland (the ***Relevant Period for Queensland***).

TABCORP must not knowingly permit a contravention of these prohibitions.

In each of the above cases, for so long as TABCORP Shares are the only voting shares in TABCORP, a person's voting power will be determined in accordance with the following formula:

$$\text{Voting Power} = \frac{\text{Number of TABCORP Shares in which the person and the person's associates have a relevant interest}}{\text{Total number of TABCORP Shares}} \times 100\%$$

In general terms, a person will have a relevant interest in a TABCORP Share if the person has the power to control voting in respect of, or the power to control disposal of, the TABCORP Share, whether or not the person is the registered holder of the share. A relevant interest may exist even if a person has indirect control over voting or disposal of the TABCORP Share through interconnected shareholdings, company chains or shareholder agreements. A person's associates will be determined in accordance with the relevant provisions in the Gaming and Betting Act, the Corporations Act and TABCORP's constitution (as applicable).

There are also restrictions on shareholdings in TABCORP which relate to the suitability of persons to be associated with particular aspects of the TABCORP Group's activities. These are discussed in section 1.5(d) in the context of certain associated divestiture and suspension powers.

(d) Divestiture of TABCORP Shares and suspension of voting rights

In order to control persons acquiring, holding or voting prohibited shareholding interests in TABCORP, the Gaming and Betting Act confers certain powers on the Victorian Minister and TABCORP's constitution confers certain powers on the TABCORP Board, the NSW Casino Control Authority and the Queensland Minister, including the following.

(i) Gaming and Betting Act

The Victorian Minister can require persons to furnish certain information to determine whether that person or any other person has, or is taking action to acquire, a prohibited shareholding interest in TABCORP.

If a person fails to provide the required information within the specified time or provides information which (in the Victorian Minister's opinion) is false or misleading in a material particular, the Victorian Minister can declare that the person is an associate of another person, suspend the voting rights attaching to specified shares in TABCORP or declare that a person has a prohibited shareholding interest in TABCORP.

Where the Victorian Minister declares that a person has a prohibited shareholding interest in TABCORP, the Victorian Minister can require that some or all of the relevant shares be disposed of, other than to an associate, within a period of not less than three months.

If a person fails to dispose of the relevant shares within the period set by the Victorian Minister, the specified shares are forfeited to the State of Victoria.

Where a person would acquire a prohibited shareholding interest in TABCORP as a result of a transaction, the Victorian Minister can declare that any voting shares transferred pursuant to that transaction are forfeited to the State of Victoria.

Where TABCORP Shares are forfeited to the State of Victoria, the VCGA must sell the shares and is not bound by any restriction on the sale of shares contained in TABCORP's constitution. It must distribute the net proceeds of the sale to the person from whom the shares were forfeited.

The Gaming and Betting Act also contains provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. For example, the Victorian Minister has the power under the Gaming and Betting Act to declare a resolution of a general meeting of TABCORP null and void where the Victorian Minister is of the opinion that the resolution has been passed as a result of the exercise of voting rights that have been suspended under the Gaming and Betting Act or that cannot be exercised by virtue of the Gaming and Betting Act.

(ii) TABCORP's constitution

The TABCORP Board may, from time to time, send to a shareholder a pro-forma statutory declaration (in a form approved by the TABCORP Board). The statutory declaration is to make provision for the recipient to disclose certain information, including in relation to the person's voting power in TABCORP. When a person is sent a statutory declaration, that person must provide the required information to TABCORP within the specified time period (being seven calendar days after the declaration is sent to the person, unless the TABCORP Board sets a longer period).

Where a person who is required to provide a statutory declaration to TABCORP fails to do so as required, the voting rights in respect of all the TABCORP Shares registered in the name of that person (or other TABCORP Shares as the TABCORP Board may specify) are suspended until that person has provided the statutory declaration or has ceased to be the registered owner of those shares (whichever is the earlier).

A shareholder who fails to provide a statutory declaration in the form required or within the specified time may be given a notice by the TABCORP Board. If the statutory declaration in the form required is not provided within 14 calendar days after the date of the notice, the TABCORP Board may give a further notice to the shareholder requiring the shareholder to dispose of some or all of their TABCORP Shares within three months.

If the shareholder does not dispose of the TABCORP Shares as required, the TABCORP Board is empowered to appoint a person to dispose of the shares. In these circumstances, the net proceeds of the sale of the shares will be paid to the shareholder, provided that the shareholder has delivered to TABCORP documents or information as may be reasonably required by the TABCORP Board.

In addition to the foregoing, if TABCORP becomes aware that a person's voting power in TABCORP exceeds the voting power limits referred to in section 1.5(c) without the approval of the NSW Casino Control Authority or the Queensland Minister (as relevant) during the Relevant Period for NSW or the Relevant Period for Queensland respectively, it must serve a notice on the holder of any relevant shares to dispose of the shares which give rise to the breach of TABCORP's constitution. At that time, all dividend and voting rights attaching to the relevant shares will be suspended. That holder must dispose of all of their TABCORP Shares within 30 days after receiving such a notice. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Further, if during the Relevant Period for NSW the NSW Casino Control Authority determines that a person is a close associate of TABCORP within the meaning of the NSW Casino Control Act, and that that person is not a suitable person to be concerned in or associated with the operation or management of a casino in New South Wales, the NSW Casino Control Authority may notify TABCORP that it requires that person to dispose of all of their TABCORP Shares. TABCORP must then notify the relevant person of this requirement. That person must dispose of all of their TABCORP Shares within 30 days of the date of the notice from TABCORP. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Broadly speaking, a person will be a close associate of TABCORP if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

Moreover, if during the Relevant Period for Queensland the Queensland Minister issues a notice to TABCORP, Jupiters or a subsidiary of Jupiters, setting out as a ground giving rise to its issue that a holder of TABCORP Shares is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of TABCORP, Jupiters or a subsidiary of Jupiters, TABCORP must immediately serve that notice on the applicable holder. At that time all dividend and voting rights attaching to the relevant TABCORP Shares will be suspended. The holder must dispose of all of their TABCORP Shares within 30 days of the date of the notice from TABCORP. If the shareholder does not dispose of the shares as required, TABCORP is empowered to dispose of the relevant TABCORP Shares.

Under TABCORP's constitution, all shareholders of TABCORP acknowledge and recognise that the exercise by the TABCORP Board of the powers outlined above may cause individual shareholders disadvantage and that they have no right of action against the TABCORP Board or TABCORP for any loss or disadvantage incurred by them as a result of the TABCORP Board exercising these powers.

(e) Additional shareholding restrictions and divestiture provisions relating to the Star City Casino

Due to New South Wales regulatory requirements, there are a number of restrictions on shareholdings in Star City and its immediate parent company, Star City Holdings, and on certain subsidiaries of TABCORP (being TABCORP Participant and TABCORP Investments Pty Ltd) through which Star City Holdings is owned.

In addition, if the NSW Casino Control Authority determines that a person who holds shares in TABCORP Investments Pty Ltd, Star City Holdings or Star City (which persons would presently be limited to members of the TABCORP Group) is not a suitable person to be concerned in or associated with the operation or management of a casino, the NSW Casino Control Authority may notify the relevant shareholder that it requires that shareholder to dispose of all of their shares in TABCORP Investments Pty Ltd, Star City Holdings or Star City (as the case may be), and the applicable company is empowered under the terms of its constitution to enforce, and must enforce, the disposal of the shares in question.

By way of example, a shareholder in Star City or Star City Holdings might cease to be a suitable person to be concerned in or associated with the operation or management of a casino by reason of a change in the shareholders, directors or circumstances of TABCORP.

(f) Additional shareholding restrictions and divestiture provisions relating to the Jupiters casinos

Due to Queensland regulatory requirements, there are a number of restrictions on shareholdings in Jupiters, various subsidiaries of Jupiters and certain subsidiaries of TABCORP (being TABCORP Participant and TABCORP Investments No.2 Pty Ltd) through which Jupiters is owned.

In addition, if the Queensland Minister issues a notice to one of those companies under applicable Queensland legislation indicating that the member of the TABCORP Group which holds shares in that company is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of the company receiving the notice, that company is empowered under the terms of its constitution to enforce, and must seek to enforce, the disposal of the shares in question.

By way of example, a member of the TABCORP Group might cease to be a suitable person to be associated or connected with the ownership, administration or management of another member of the TABCORP Group (which is subject to shareholding restrictions of the type outlined above) by reason of a change in the shareholders, directors or circumstances of TABCORP.

(g) Other restrictions

(i) Prohibitions on directors and other activities

TABCORP will be in breach of the Gaming and Betting Act if a director of TABCORP or of an operator of the Wagering Licence or the Gaming Licence:

- is a director of, or has voting power of 5% or more in, the holder of a casino licence under the *Casino Control Act 1991* (Vic) or the holder of a gaming operator's licence under the Gaming Machine Control Act; or
- is a Trustee of the Will and Estate of the late George Adams or a beneficiary in that Estate.

Further, TABCORP, its related bodies corporate and its associates (as defined in section 3(1) of the Gaming and Betting Act) are not permitted, amongst other things:

- to hold a casino licence under the *Casino Control Act 1991* (Vic) or to be employed by, or significantly associated with, the holder of such a licence;

- to hold a gaming operator's licence under the Gaming Machine Control Act or to be employed by, or significantly associated with, the holder of such a licence (except for the purposes of the Club Keno Act); or
- subject to certain exceptions, to hold a venue operator's licence under the Gaming Machine Control Act.

(ii) Prohibitions on certain issues and disposals of shares

Under the constitution of TABCORP, during the Relevant Period for NSW TABCORP must obtain the written approval of the NSW Casino Control Authority before issuing shares in a new class of shares or disposing of any shares in TABCORP Investments Pty Ltd and TABCORP Participant. TABCORP Investments Pty Ltd owns all of the shares in Star City Holdings, which in turn owns all of the shares in Star City. TABCORP Participant, amongst other things, holds shares in TABCORP Investments Pty Ltd.

Similarly, under its constitution TABCORP must, during the Relevant Period for Queensland, obtain the written approval of the Queensland Minister before issuing shares in a new class of shares or disposing of any shares in TABCORP Investments No.2 Pty Ltd and TABCORP Participant. TABCORP Investments No.2 Pty Ltd owns all of the shares in Jupiters, which holds, or owns various entities which hold, licences relating to casinos in Queensland. TABCORP Participant, amongst other things, holds shares in TABCORP Investments No.2 Pty Ltd.

(iii) Major changes (including in relation to associates)

It is a condition of the NSW Casino Licence that, except with the prior written approval of the NSW Casino Control Authority, Star City must not allow a major change in the state of affairs existing in relation to it if it is within Star City's power to prevent that change. Star City must also notify the NSW Casino Control Authority in writing of the likelihood of any change in such state of affairs.

A major change in the state of affairs existing in relation to Star City includes, amongst other things, any change in the state of affairs which results in a person becoming a close associate of Star City. Broadly speaking, a person will be a close associate of Star City if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

Similarly, TABCORP and an operator under the Wagering Licence and the Gaming Licence are required to notify the VCGA of any change which results in a person becoming an associate of either of them and the approval of the VCGA may be required before such a change occurs.

1.6 Key contractual arrangements

(a) Joint Venture Agreement

The Joint Venture Agreement establishes an unincorporated joint venture between TABCORP Participant, a wholly-owned subsidiary of TABCORP, and VicRacing Pty Ltd, and entitles VicRacing Pty Ltd to a 25% interest in the income generated from, and the expenses incurred in, TABCORP's conduct of the activities under the Wagering Licence and the Gaming Licence (which relate to Victorian operations). This 25% interest amounted to $80.8 million (net) for the year ended 30 June 2003.

A wholly-owned subsidiary of TABCORP carries out the day to day management of the joint venture in accordance with the terms of the Joint Venture Agreement, approved operating plans and budgets and the lawful directions of a management committee established under the Joint Venture Agreement. One representative of TABCORP Participant and one representative of VicRacing Pty Ltd are entitled to vote on the management committee. In general, each voting representative must vote in favour of a resolution for it to be approved by the management committee.

In the context of an acquisition of Tab, the TABCORP Group and VicRacing Pty Ltd have also agreed that, post-acquisition, certain arrangements may be implemented between Tab and the joint venture management company, with the management company paying fees for services provided by Tab for the purposes of the joint venture (see further section 4.3(k)).

The TABCORP Group owns the principal assets (other than certain jointly-generated intellectual property) used in the conduct of the joint venture and employs the employees engaged in the conduct of the joint venture. The actual costs to the TABCORP Group of providing such assets and the services of the employees are charged to the joint venture. The TABCORP Group also provides (by way of loan) working capital required for the joint venture's day to day operations if, from time to time, there is a shortfall in money available from joint venture activities for that purpose. The provision of such working capital does not attract a funding charge and loans are repayable when sufficient money is available.

The joint venture management company is authorised to make a call on each of TABCORP Participant and VicRacing Pty Ltd if a loss occurs in any quarter. The amount called will be the amount necessary to cover the loss and will be made on each joint venturer in proportion to their relevant percentage interest in the joint venture.

If a joint venturer fails to pay a call, the other joint venturer is obliged to pay the relevant amount to the management company. That amount, plus a surcharge or interest charge, is a debt due and payable from the defaulting joint venturer to the other joint venturer. The Joint Venture Agreement contains a detailed regime pursuant to which such debts are repayable out of a defaulting joint venturer's income from the joint venture and, in the case of VicRacing Pty Ltd, also from product supply fees payable to Racing Products Victoria Pty Limited (see section 1.6(b)).

The amount which is able to be recovered by TABCORP Participant in any one financial year is limited to the extent that the aggregate payments made to VicRacing Pty Ltd (as income from the joint venture) and Racing Products Victoria Pty Limited (as fees) otherwise would total less than $100 million in any financial year. This limitation is a timing limitation only and does not reduce the quantum recoverable.

Subject to two exceptions, a joint venturer may not grant security over or sell or transfer any of its interest in the joint venture without the consent of the other joint venturer (which may be granted or withheld by the other joint venturer in its absolute discretion). The first exception is the granting of certain security in favour of the other joint venturer. The second exception would allow VicRacing Pty Ltd to sell or transfer the whole or part of its interest in the joint venture to one or more of the principal Victorian racing bodies.

The joint venture will terminate automatically if TABCORP ceases to hold the Wagering Licence and the Gaming Licence, or the licences issued on the expiry of those licences. In addition, the joint venture may be terminated:

- by agreement between the joint venturers;
- by a joint venturer on 60 days' notice, if certain insolvency events occur in relation to the other joint venturer; or
- by TABCORP Participant on 60 days' notice, if any one or more of the Victoria Racing Club, Moonee Valley Racing Club Inc or the Melbourne Racing Club ceases for at least ninety days to have the right to conduct races and as a result the racing program (see section 1.6(b)) is materially affected.

TABCORP guarantees the performance by TABCORP Participant and the joint venture management company of their respective obligations under the Joint Venture Agreement.

(b) Victorian Racing Program Agreement and Product Supply Agreement

The Victorian Racing Program Agreement and the Product Supply Agreement are agreements whereby the major Victorian racing bodies have undertaken to provide services and information to the TABCORP Group, including an annual program of race meetings in Victoria and information required to conduct totalizators in Victoria on racing within the state, interstate and overseas.

Fees payable to Racing Products Victoria Pty Limited for the services under the Product Supply Agreement are calculated as 18.8% of turnover less dividends paid to bettors (that is, revenue) on totalizator betting on thoroughbred, harness and greyhound racing. For the year ended 30 June 2003, those fees amounted to $99.0 million.

Under the Victorian Racing Program Agreement, Racing Products Victoria Pty Limited receives a minimum payment of $50 million per annum for the supply of the racing program in Victoria. Under the Product Supply Agreement, it also receives a minimum of $2.5 million per annum for developing a marketing program. Both of these payments to Racing Products Victoria Pty Limited are indexed to the growth in off-course net wagering revenue from the 1996/97 financial year. The indexation amounts to $18.1 million for the year ended 30 June 2003.

In general, until at least 24 hours after the running of each race, the TABCORP Group may only use the racing program provided under the Victorian Racing Program Agreement and information concerning thoroughbred, harness and greyhound racing provided under the Product Supply Agreement for the purposes of the joint venture between TABCORP Participant and VicRacing Pty Ltd.

In general, the joint venturers will not be permitted to obtain information relating to thoroughbred, greyhound and harness racing other than from Racing Products Victoria Pty Limited. However, if Racing Products Victoria Pty Limited were to default under the Product Supply Agreement, TABCORP Participant would be permitted to negotiate with interstate racing bodies for the supply of such information. The fee to be paid to Racing Products Victoria Pty Limited would be reduced by the amounts paid to any interstate racing body.

The Victorian Racing Program Agreement and the Product Supply Agreement will terminate only upon termination of the Joint Venture Agreement.

TABCORP guarantees the performance by TABCORP Participant and the joint venture management company of their respective obligations under the Victorian Racing Program Agreement and the Product Supply Agreement.

Taking into account all of the agreements with the Victorian Racing Industry discussed in sections 1.6(a) and 1.6(b), the total amount paid to the Victorian Racing Industry for the year ended 30 June 2003 was $250.4 million. The individual components of this aggregate amount are set out in sections 1.6(a) and 1.6(b).

(c) Taxation and levies on Star City

On 14 December 1994, the State of New South Wales and Star City entered into the Casino Duty and Community Benefit Levy Agreement, under which the parties agreed the manner in which the casino duty and casino community benefit levy to be paid by Star City under New South Wales law would be calculated and paid during the period of 12 years commencing on 13 September 1995.

The parties have agreed that, during that 12 year period, the rates at which the casino duty and casino community benefit levy would be charged would be fixed. By way of exception, however, the State of New South Wales can elect to change the rate of the casino community benefit levy provided there is also a corresponding and 'offsetting' change in the rate of the casino duty. The calculations of the casino duty are also subject to adjustments to reflect changes in a consumer price index.

The agreement provides for the State of New South Wales to review the casino duty and casino community benefit levy arrangements applying to Star City on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement. In conducting that review, the Treasurer of New South Wales is required to (amongst other things):

- provide Star City with an opportunity to make representations and submissions and give due regard to those submissions;
- give due regard to the financial viability of Star City and Star City earning a fair return on capital (having regard to, amongst other things, the prevailing rates of tax applicable to all forms of lawful gaming in New South Wales at that time); and
- ensure that any casino duty is calculated by reference to and dependent on receipt of gross revenue.

(d) Management of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino

BI Gaming, a wholly-owned subsidiary of Caesar's Entertainment, operates Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino on behalf of companies in the TABCORP Group under separate management agreements that expire in April 2010.

As indicated in section 1.2(d)(i), TABCORP is currently in discussions with Caesar's Entertainment in relation to these management contracts and the future management of these two casinos.

The terms and fee arrangements of the two agreements are substantially similar. In particular, Jupiters (and, as relevant, Jupiters Custodian Pty Ltd) have granted to BI Gaming the sole and exclusive right to supervise and direct the management and operation of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino on behalf of the TABCORP Group, including maintaining:

- internal controls, administrative and accounting procedures; and
- compliance with the Queensland Casino Control Act and the agreements between Jupiters and the State of Queensland (amongst others) regarding the casino licences for Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino.

The management agreements require BI Gaming and Jupiters to agree on numerous matters, including the maintenance of bank accounts and the preparation of profit forecasts and capital and equipment budgets.

Arrangements are in place to allow the use of certain intellectual property, including the names 'Conrad' and 'Conrad Hotels' (and associated logos), in relation to Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino. Under the management agreements, BI Gaming and its affiliates advertise and promote the hotels at Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino in association with other non-United States Conrad hotels, for a fee (as described below). BI Gaming also makes available to Jupiters the reservations services owned, managed and/or licensed by Hilton Corporation and Hilton International Company (as well as providing certain other standard hotel services provided to other non-United States Conrad hotels).

Under the management agreements, Jupiters is required to pay BI Gaming (on a monthly basis):

- a minimum management fee of 2% of gross revenues from the operation of each of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino in each operating year of 1 July to 30 June; and
- an incentive management fee of 5% of the total income before fixed charges (after deducting the minimum management fee, but not the incentive management fee) from the operation of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino ir. each operating year.

However, the management fee under each management agreement is subject to adjustment and deferral in years in which total income before fixed charges falls below certain levels.

Jupiters is also required to make other payments to BI Gaming under the management agreements, including:

- a payment of 1% of gross revenues from the operation of the two casinos (exclusive of casino revenue) towards advertising and business promotion for the Conrad International Hotels as a group; and
- reimbursement of certain costs and expenses incurred by BI Gaming.

The total amount paid to BI Gaming under both agreements in respect of the year ended 30 June 2003 (inclusive of both management fees and all other payments) was $23.5 million.

The management agreements contain provisions for termination on the occurrence of certain circumstances, including breach of a material covenant, insolvency on the part of either party and termination of the relevant casino licence. In addition, BI Gaming may terminate a management agreement in the event of:

- the suspension, cancellation or material limitation of BI Gaming's right to transfer funds out of Australia;

- the existence of any legal requirements in relation to the complexes which would cause BI Gaming or any of its affiliates to be in violation of United States laws if it complied with them;
- any licence required for the sale of alcoholic beverages or casino gaming being at any time denied, suspended or terminated and such denial, suspension or termination continuing unremedied for a period of 60 days; or
- the gaming authorities in Nevada or any other jurisdiction in which BI Gaming or any of its affiliates holds a gaming licence issuing a formal notice, order or direction that any such licence is in jeopardy of being revoked, denied or suspended due to any aspect of BI Gaming's role under the relevant management agreement.

The management agreements provide for the curing of specified defaults.

BI Gaming cannot assign the management agreements without the prior written consent of Jupiters. The disposition by Caesar's Entertainment of its controlling interest in BI Gaming, other than to an affiliate of Caesar's Entertainment, is deemed to be a prohibited assignment. Any assignment would also require regulatory consent under the Queensland Casino Control Act.

(e) Queensland Casino Agreements

Jupiters and other relevant members of the Jupiters Group (that is, those holding the Queensland Casino Licences) and the State of Queensland are parties to the Queensland Casino Agreements, which regulate the holding of the Queensland Casino Licences and certain matters concerning the corporate structure of the Jupiters Group.

The Queensland Casino Agreements in relation to Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino require Jupiters to, amongst other things:

- provide copies of its financial accounts to the State of Queensland on a half yearly basis;
- obtain the prior approval of the State of Queensland before:
  - a director is appointed to Jupiters;
  - Jupiters enters into any loan agreement;
  - Jupiters issues any voting shares, non-voting shares or securities convertible into voting shares except in certain limited circumstances;
  - Jupiters transfers the units in Jupiters Trust, the entity through which the casino licence for Conrad Jupiters Hotel-Casino is owned;
  - Jupiters alters its constitution; and
  - Jupiters appoints independent auditors;
- provide or obtain information concerning its shareholders as required by the State of Queensland; and
- enforce the disposal of shares held by persons in Jupiters in accordance with Jupiters' constitution, and the vacation of office of any directors of Jupiters in accordance with any direction by the State of Queensland. The relevant provisions of Jupiters' constitution are summarised in section 1.5(f).

The Queensland Casino Agreement in respect of Jupiters Townsville Casino contains corresponding requirements to some of those set out above in relation to Breakwater Island Limited and the Breakwater Island Trust (both of which are wholly-owned by the Jupiters Group).

(f) Gold Coast Convention and Exhibition Centre agreements

Jupiters has entered into a number of agreements relating to the construction and operation of the GCCEC. The key agreements include:

- a development agreement with the State of Queensland, under which Jupiters agreed to build the GCCEC. Jupiters is responsible for the completion of the GCCEC under the development agreement. The State will own the GCCEC and will pay a fixed amount of $111 million (subject to certain adjustments) towards the costs of construction of the GCCEC, which was expected to be approximately $126.5 million. Jupiters bears the responsibility for costs in excess of $111 million, and TABCORP currently expects these costs to be approximately $15.5 million (in line with the original construction budget); and

- a management contract with the State of Queensland for a term of ten years (from the opening of the GCCEC, which is expected to be mid 2004) with an option for a further ten years. Jupiters is entitled to receive 1.1% of the GCCEC's total revenue and 11% of gross operating profit in each year as management fees. It is also obliged to cover any operating shortfalls although, if shortfalls occur, they may be recovered out of future operating profits.

(g) TABCORP Group debt facilities

The TABCORP Group's principal bank debt facilities are currently:

- a $1,464,000,000 syndicated loan facility with Australia and New Zealand Banking Group Limited, Barclays Bank PLC, Commonwealth Bank of Australia, HSBC Bank Australia Limited, National Australia Bank Limited and Westpac Banking Corporation. At 31 December 2003, this facility was drawn to $1,220,000,000; and
- a $600,000,000 loan facility with National Australia Bank Limited. At 31 December 2003, this facility was drawn to $433,000,000.

The events of default applicable to each of these loan facilities are similar to, and no wider in scope than, the events of default applicable under the Loan Facility which will be used to provide the funds to satisfy the cash component of the consideration under the Offer (as discussed in section 6.5).

Other members of the TABCORP Group have bank facilities drawn or available to be drawn, including:

- a $15,000,000 standby facility from Australia and New Zealand Banking Group Limited to Jupiters. At 31 December 2003, $13,538,462 of this facility was utilised; and
- a $208,000,000 bank facility from Commonwealth Bank of Australia to members of the Star City Group. At 31 December 2003, $137,805,000 of this facility was utilised.

Senior redeemable notes issued by Jupiters with a principal outstanding amount of US$135,000,000 were redeemed on 2 March 2004. The redemption amount was funded from the TABCORP Group's principal bank debt facilities referred to above.

Members of the TABCORP Group have entered into interest rate swaps and currency swaps to hedge the TABCORP Group's exposure to certain interest rate and currency risks.

1.7 Additional information regarding TABCORP

(a) Publicly available information

TABCORP has been listed on ASX since 1994. A substantial amount of information concerning TABCORP has previously been notified to ASX.

(b) Regular reporting and disclosure obligations

TABCORP is a 'disclosing entity' for the purposes of the Corporations Act and it is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require TABCORP to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the financial market operated by ASX. In particular, TABCORP has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it becomes aware concerning TABCORP which a reasonable person would expect to have a material effect on the price or value of TABCORP Shares.

A summary of the ASX announcements made in relation to TABCORP between 30 June 2003 and the date of this Bidder's Statement is set out in Annexure A, other than those ASX announcements which were also made in relation to Tab and were made by a person other than TABCORP (those announcements are summarised in Annexure B). Copies of announcements made by TABCORP to ASX are available from ASX and via a link from TABCORP's website (www.tabcorp.com.au).

(c) Financial reports

The annual report for TABCORP for the year ended 30 June 2003 was lodged with ASIC on 30 September 2003 and given to ASX on that date. The annual report for Jupiters for the year ended 30 June 2003 was lodged with ASIC on 24 October 2003 and given to ASX on that date. The Jupiters Group was not acquired by the TABCORP Group until after 30 June 2003.

(d) Copies of available information

Copies of documents lodged with ASIC in relation to TABCORP may be obtained from, or inspected at, an ASIC office.

In addition, TABCORP will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period:

- the annual financial report of TABCORP for the year ended 30 June 2003;
- the annual financial report of Jupiters for the year ended 30 June 2003;
- the half year financial report for TABCORP for the half year ended 31 December 2003, which was lodged with ASIC by TABCORP on 19 February 2004; and
- any continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended 30 June 2003 was lodged with ASIC (that is, since 30 September 2003).

To obtain a copy of any of the above documents during the Offer Period, interested persons may telephone the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or on +61 2 9240 7442 (from outside Australia) or alternatively can obtain this information from TABCORP's website (www.tabcorp.com.au).

1.8 Overview of Bidder

Bidder is a wholly-owned subsidiary of TABCORP.

Bidder was incorporated in Australia on 2 March 2004 and its principal activity is to invest in Tab Shares.

The directors of Bidder are Matthew J. Slatter, David E. Elmslie and Peter H. Caillard. Information relating to Mr Slatter is set out in section 1.3. Information in relation to Messrs Elmslie and Caillard (who are both members of TABCORP's senior management team), including their role within the TABCORP Group, is set out below.

(a) D.E. Elmslie

Chief Financial Officer

David Elmslie was appointed Chief Financial Officer of TABCORP in February 2003, having previously held the positions of Executive General Manager, Gaming and Executive General Manager, Development. He originally joined TABCORP in May 1995 and played a key role in the acquisition and post-merger integration of the Star City Group. Prior to joining TABCORP, he held a number of finance positions, including at Elders Resources NZFP Ltd and Coopers and Lybrand.

(b) P.H. Caillard

Executive General Manager - Corporate, Legal and Compliance

Peter Caillard was appointed Executive General Manager - Corporate, Legal and Compliance of TABCORP in June 2003 after originally being appointed General Counsel and Company Secretary in September 1998. Previously he was Legal Counsel at Crown Limited, prior to which he was a solicitor with Arthur Robinson & Hedderwicks. He holds a Masters of Law degree, is a member of the Australian Institute of Company Directors and a Fellow of the Chartered Institute of Company Secretaries. Mr Caillard is also a former Director of the Law Institute of Victoria, Victorian President of the Australian Corporate Lawyers Association and Fellow of the Williamson Leadership Program.


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Section 2

Information about TABCORP Securities

2. Information about TABCORP Securities

2.1 TABCORP issued securities

As at the date of this Bidder's Statement, there are on issue:

- 415,279,795 TABCORP Shares;
- 3,935,791 unlisted executive options to subscribe for TABCORP Shares; and
- 200,728 share rights under the Long Term Performance Plan discussed in section 2.7.

A further 8,203,666 TABCORP Shares are due to be issued on or about 6 April 2004 under the DRP and the DRP underwriting agreement (see section 2.5).

2.2 Trading of TABCORP Shares

The closing sale price of TABCORP Shares on ASX on 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement) was $12.29.

The highest recorded sale price of TABCORP Shares on ASX in the four months before the date of this Bidder's Statement was $12.35. The lowest recorded sale price of TABCORP Shares on ASX in the four months before the date of this Bidder's Statement was $11.01.

Figure 2.2.1 sets out the daily closing price of TABCORP Shares and daily volume of TABCORP Shares traded on ASX from 1 April 2003 to 1 April 2004.

Figure 2.2.1 : Daily closing price and daily volume of TABCORP Shares

The volume weighted average share price of TABCORP Shares on ASX:

- over the six months to 1 April 2004 was $11.47;
- over the three months to 1 April 2004 was $11.58; and
- over the month to 1 April 2004 was $11.90.

2.3 Dividends

TABCORP paid a fully franked dividend of 67 cents per share in respect of the year ended 30 June 2003, being 33 cents in respect of the six months to 31 December 2002 and 34 cents in respect of the six months to 30 June 2003. This compared to 63 cents per share for the year ended 30 June 2002 and 51 cents per share for the year ended 30 June 2001.

On 19 February 2004, TABCORP declared a fully franked interim dividend of 35 cents per share in respect of the six months ended 31 December 2003.

TABCORP's history of paying increasing fully franked dividends is currently expected to continue if Bidder acquires all of the Tab Shares, subject to the availability of sufficient profits and franking credits. For further information, see section 5.5(b)(v).

2.4 Rights attaching to the TABCORP Shares offered

The TABCORP Shares received as consideration under the Offer will be fully paid and rank equally with existing TABCORP Shares, except that they will not be entitled to participate in the TABCORP interim dividend in respect of the year ending 30 June 2004 (which is scheduled to be paid on 6 April 2004).

TABCORP Shares are quoted on ASX. In the United States of America, shares in TABCORP are traded in sponsored American Depository Receipt form.

An application will be made within seven days after the start of the Bid Period to ASX for official quotation of the TABCORP Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement will be taken to state or imply that the TABCORP Shares issued under this Offer will be quoted on ASX, but quotation is expected in the ordinary course as TABCORP is already admitted to the Official List of ASX.

The rights and restrictions attaching to the TABCORP Shares which will be issued as part of the consideration under the Offer are primarily set out in TABCORP's constitution and in the Corporations Act and are subject to statutory, common law and ASX Listing Rule requirements. The main rights and liabilities attaching to the TABCORP Shares are summarised in Annexure C and sections 1.5(c) and 1.5(d).

2.5 TABCORP dividend reinvestment plan

TABCORP has established a dividend reinvestment plan which provides TABCORP shareholders with a choice of reinvesting dividends paid on TABCORP Shares in TABCORP Shares rather than receiving such dividends in cash. The dividend reinvestment plan commenced operation in relation to TABCORP's interim dividend for the year ending 30 June 2004.

Participation in the DRP is optional and is generally open to all holders of TABCORP Shares, with the exception of shareholders having a registered address or being resident in a jurisdiction other than Australia who may not be able to participate in the DRP because of legal requirements applicable in that jurisdiction. The TABCORP Board may also refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of TABCORP's constitution or may be contrary to any law.

A shareholder may participate in the DRP in respect of some or all of their shares.

The TABCORP Board will determine with respect to the operation of the DRP for any dividend whether to issue new TABCORP Shares or to cause a transfer of existing TABCORP Shares to a participant, or to effect a combination of both.

Shares issued or transferred to participants under the DRP will be acquired at the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of TABCORP Shares sold in the ordinary course of trading on ASX over 10 Trading Days starting on (and including) the second business day following the record date in respect of the relevant dividend, less a discount (if any) set by the TABCORP Board from time to time. The discount may not exceed 2.5%.

The dividend payable on TABCORP Shares which are subject to the DRP (after deducting any withholdings, such as withholding tax) will be credited to a 'DRP account' maintained on behalf of the participant and then applied on the participant's behalf in subscribing for or acquiring additional TABCORP Shares. Any balance remaining in a participant's DRP account after TABCORP Shares have been issued or acquired will be carried forward in the participant's DRP account and added to the next dividend entitlement. No interest will accrue in respect of any balance in a DRP account.

2. Information about TABCORP Securities (cont'd)

No brokerage, commission or other transaction costs will be payable by participants on TABCORP Shares acquired under the DRP. TABCORP Shares issued under the DRP will, from the date of issue, rank equally in all respects with all other TABCORP Shares. TABCORP will apply for quotation on ASX of TABCORP Shares issued under the DRP.

The DRP may be varied, suspended or terminated by the TABCORP Board at any time.

TABCORP has entered into an underwriting agreement in respect of the DRP pursuant to which the underwriter has agreed to underwrite up to 65% (as determined by TABCORP) of the amount of any interim and final dividend for the years ending 30 June 2004 and 30 June 2005, up to a maximum amount of $120 million in respect of each dividend.

On or about 6 April 2004, a further:

- 5,363,823 TABCORP Shares are due to be issued under the DRP;
- 2,839,843 TABCORP Shares are due to be issued under the underwriting agreement in respect of the DRP,

in relation to TABCORP's interim dividend for the year ending 30 June 2004.

2.6 TABCORP shareholder discount scheme

TABCORP has decided to introduce a shareholder benefits scheme that will provide TABCORP shareholders who hold a minimum of 200 TABCORP Shares with benefits such as special hotel room rates and restaurant discounts at the TABCORP Group's hotel and casino complexes. Details in relation to the shareholder benefits scheme are available from TABCORP's website (www.tabcorp.com.au).

2.7 Employee share plans

At TABCORP's AGM on 30 October 2003, shareholders approved the implementation of two employee share plans by TABCORP. The plans replace previous employee share plans operated by TABCORP.

Part of the reason for the introduction of the plans (which are intended to replace earlier plans operated by TABCORP) is to provide key employees whose actions and decisions have strategic and operational importance to TABCORP with a total annual reward package comprising a mix of base pay as well as short and long term incentive components.

The following is a summary only of the key terms of the plans.

(a) Long Term Performance Plan

The first plan, the 'Long Term Performance Plan', provides the long-term incentive component of the reward package for key employees through a mix of performance options and share rights. Vesting of both performance options and share rights will occur over a three to five year period and be based on the satisfaction of performance hurdles based on TABCORP's comparative performance in the market. Performance options will have an exercise price based on the value of TABCORP Shares at grant. Share rights will deliver the whole value of fully paid ordinary shares to the participant.

Allocations to senior executives under the Long Term Performance Plan will be structured to deliver an average annual target reward value of up to 25% of the total annual reward package. Allocations for other key employees will provide a more conservative reward outcome as a percentage of total annual reward.

On termination of employment, an employee's entitlements which have not vested will lapse, and entitlements which have vested will be exercisable for 90 days, following which they will lapse.

(b) Deferred Share Plan

TABCORP Shares acquired under the second plan, the 'Deferred Share Plan', will be acquired by employees at market value but will be subject to restrictions on sale for a period of three years (although without affecting voting, dividend or other rights associated with the shares). These restrictions will end upon termination of employment.

This plan will provide the short term incentive component of the reward package for key employees, with individual, business unit and company performance hurdles evaluated over a 12 month period. Other employees will be able to elect to purchase TABCORP Shares via the sacrifice of pre-tax salary.

(c) Limitations

The aggregate of all shares still the subject of allocations under the Long Term Performance Plan (that is, performance options and share rights that have either not vested, or have not been exercised) and shares subject to restriction under the Deferred Share Plan or other plans will be limited to 5% of TABCORP's total issued share capital.

(d) Former General Employee Share Plan

The Long Term Performance Plan and Deferred Share Plan replace employee share plans previously operated by TABCORP. Whilst those former plans no longer continue to operate, arrangements already entered into under those plans will continue through to their completion.

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Section 3

Profile of the Tab Group

3. Profile of the Tab Group

3.1 Disclaimer

The information in this section 3 (other than section 3.8) on Tab and the Tab Group has been prepared based on a review of publicly available information (which has not been independently verified) and a financial due diligence investigation conducted by TABCORP which involved reviewing selected non-public information about the Tab Group provided by Tab. Bidder does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Tab and the Tab Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Tab's businesses or Tab's issued securities may be included in Tab's target's statement in relation to the TABCORP Offer which will be sent to you directly by Tab.

3.2 Overview of Tab

Tab is a public company listed on ASX. Its head office is in New South Wales, Australia.

Tab has five operating businesses covering wagering, gaming and broadcasting, being:

- the Tab wagering business, which uses the Tab Totalizator Licences to operate off-course and on-course wagering in New South Wales. The licences are for 99 years, with the first 15 years of those licences being exclusive;
- Sky Channel, which is a commercial satellite broadcasting and domestic pay television service that telecasts race meetings and other sporting events throughout Australia and internationally;
- radio station 2KY, which broadcasts thoroughbred, harness and greyhound race meetings;
- two businesses trading together under the name 'maxgaming', being:
  - the New South Wales wide linked jackpot game business (the ***Links Business***) operating under the Links Licences providing the 'Maximillions', 'Bullionaire' and 'Dollar Dazzler' linked jackpot games to registered clubs, and 'The Stash' and 'Lasseters Loot' linked jackpot games to hotels, in New South Wales; and
  - the gaming machine investment business (the ***Investment Licence Business***) operating under the Investment Licence providing gaming machines to hotels in New South Wales; and
- the Data Monitoring Services Business, which operates under an exclusive New South Wales government licence (the Data Monitoring Services Licence) to monitor the duty payable on more than 100,000 gaming machines in New South Wales.

3.3 Publicly available information

Tab is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The annual report for Tab for the year ended 30 June 2003 was lodged with ASIC on 18 September 2003 and given to ASX on that date. The half year report for Tab for the six months ended 31 December 2003 was lodged with ASIC on 6 February 2004 and given to ASX on that date.

A summary of the ASX announcements made in relation to Tab between 30 June 2003 and the date of this Bidder's Statement is set out in Annexure B, other than those ASX announcements made in relation to Tab by TABCORP since 30 June 2003 (those announcements are summarised in Annexure A).

Information about the Tab Group (including copies of financial statements) may also be obtained from Tab's website at www.tablimited.com.au.

3.4 Tab securities on issue

According to documents lodged by Tab with ASX, as at the date of this Bidder's Statement the total number of securities on issue in each class in Tab is as follows:

Class	Number
Tab Shares	451,097,362
Tab Options	1,680,000

If the holders of all Tab Options were able to, and did, exercise those options, the total number of Tab Shares on issue would be 452,777,362.

Tab Shares are quoted on ASX and may be freely traded. Tab Options are not quoted on ASX.

3.5 Tab employee share plans

According to documents lodged by Tab with ASX, TABCORP understands that as at the date of this Bidder's Statement Tab currently has two employee share plans in operation, being:

- the Tab Employee Performance Share Plan; and
- the Tab Employee Savings Share Plan.

Details of these plans are set out in sections 3.2 and 4.7 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer.

3.6 Tab Options

So far as known to Bidder, Tab Options are held by five executives of Tab (including Tab's Managing Director) and have the following exercise prices and expiry dates:

Number of options	Expiry date	Exercise price
1,000,000	30 November 2009	$2.90
180,000	3 July 2010	$2.43
500,000	29 September 2011	$2.67

Section 4.8 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer indicates that 680,000 of the Tab Options have vested and are exercisable at any time. Bidder does not know whether any or all of the remaining Tab Options which are not presently exercisable will become exercisable as a result of the Offer. There is nothing in Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer to suggest that this is the case.

See section 9.1 in relation to Bidder's possible approaches to the treatment of unexercised Tab Options in connection with the Offer.

3.7 Offer extends to new Tab Shares

The Offer extends to Tab Shares that are issued on the exercise of Tab Options during the period from the Register Date to the end of the Offer Period.

3.8 Interests in Tab securities

(a) Bidder's relevant interest in Tab securities

As at the date of this Bidder's Statement and immediately before the first Offer was sent, Bidder did not have a relevant interest in any Tab Shares or Tab Options and had no voting power in Tab.

(b) Acquisitions of Tab Shares by Bidder or associates

Neither Bidder nor any of its associates has provided (or agreed to provide) consideration for a Tab Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement or in the period between the date of this Bidder's Statement and the date of the Offer.


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Section 4

Intentions

4. Intentions

4.1 Introduction

This section 4 sets out the rationale for the Offer and TABCORP's intentions in relation to:

- the continuation of the business of Tab;
- any major changes to the business of Tab and any redeployment of the fixed assets of Tab; and
- the future employment of the present employees of Tab.

These intentions are based on the information concerning Tab, its business and the general business environment which is known to TABCORP at the time of preparation of this Bidder's Statement, which is limited to publicly available information and a financial due diligence review of limited material provided by Tab.

Final decisions regarding these matters will only be made by TABCORP in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 4 are statements of current intention only, which may change as new information becomes available to it or as circumstances change.

Bidder's intentions concerning the businesses, assets and employees of, and securities in, Tab are the same as the intentions of TABCORP set out in this section 4.

4.2 Rationale for the Offer

If the Offer is successful, the acquisition of Tab will enhance the TABCORP Group's position as Australia's premier gambling and entertainment group. The Merged Group would operate wagering businesses in New South Wales and Victoria together with the key wagering media businesses (including Sky Channel). The Merged Group would also operate four casino properties, in excess of 18,000 gaming machines on the east coast of Australia, Keno in nearly 2,000 venues, gaming machine monitoring operations in Victoria and Queensland (see section 4.3(c) in relation to Tab's Data Monitoring Services Business), the AWA technical services business and an international monitoring and totalizator sales and support business.

If the Offer is successful, TABCORP expects to combine and leverage the considerable expertise within both TABCORP's and Tab's wagering operations to create greater operational scale from which synergies and efficiencies can be extracted. The Merged Group is expected to be able to combine wagering information technology platforms. It also expects to extract synergies from combining the wagering pools, although TABCORP will only be able to achieve such pooling if the approvals discussed in section 4.3(i) are obtained.

Additional benefits are expected to be available as a result of the ability to combine the best of both management teams and the operating synergies and efficiencies arising from the combination of the administration, finance, human resources and other overhead activities of both TABCORP and Tab.

The combination of the Tab Group and the TABCORP Group will reduce the dependency of the combined business on any particular regulatory jurisdiction, broaden the skill base and expertise of both TABCORP and Tab and position the Merged Group for future opportunities.

4.3 Intentions upon acquisition of 90% or more of the Tab Shares

This section 4.3 sets out TABCORP's current intentions if Bidder acquires relevant interests in 90% or more of the Tab Shares and Bidder is entitled to proceed to compulsory acquisition of the remaining Tab Shares under the Corporations Act.

(a) Corporate matters

It is intended that Bidder would:

- proceed with compulsory acquisition of the outstanding Tab Shares (including any Tab Shares issued as a result of the exercise of Tab Options after the end of the Offer Period in the six weeks after Bidder gives the compulsory acquisition notices) in accordance with the provisions of Chapter 6A of the Corporations Act;
- arrange for Tab to be removed from the Official List of ASX; and

- replace all members of the Tab Board with nominees of TABCORP, whom it expects will be Matthew J. Slatter, David E. Elmslie and Peter H. Caillard (being the directors of Bidder and members of the TABCORP senior management team).

Bidder may also proceed to compulsory acquisition of the Tab Options which have not been exercised, or alternatively pursue other arrangements in relation to those securities (see section 9.1).

(b) Wagering head office and TABCORP Board representation

TABCORP intends to:

- appoint one further New South Wales based director to the TABCORP Board; and
- locate the divisional headquarters of the Merged Group's wagering business in New South Wales, from where it would oversee the operations of the New South Wales and Victorian wagering businesses.

(c) Sale of the Tab Gaming Division

The New South Wales government has indicated that if Bidder is nominated as the Nominated Company for the purposes of the Totalizator Act and the Privatisation Act (thereby enabling it to acquire control of Tab), it will be a condition of that nomination that Tab's Data Monitoring Services Business and Links Business (together the ***Tab Gaming Division***) be divested within 18 months of Tab being taken over by Bidder. Section 9.6 discusses the amendments to the Totalizator Act and the Privatisation Act that are contained in the Totalizator Amendment Act and the reason why nomination of Bidder as the Nominated Company is required in order for the Offer to proceed.

Accordingly, TABCORP expects that it will need to provide undertakings to the New South Wales government in relation to the divestment of the Tab Gaming Division. The form of any such undertakings will be the subject of negotiation between TABCORP and the New South Wales government. TABCORP anticipates that any such undertakings will require that:

- prior to divestment, TABCORP will ensure that all of the information pertaining to the customers of the Tab Gaming Division is maintained separately and that appropriate 'Chinese walls' are implemented or (to the extent they already exist) maintained so that information in relation to those businesses will only be available to appropriate selected parties;
- prior to divestment, the Tab Gaming Division will be held by the TABCORP Group separately from the TABCORP Group's other existing New South Wales businesses, including Star City Casino; and
- the Tab Gaming Division be disposed of to a purchaser (who must be approved by the New South Wales government) within the 18 month period referred to above.

TABCORP intends to seek to sell the Tab Gaming Division at its market value and in accordance with any undertakings given to the New South Wales government. Risks associated with the divestment of the Tab Gaming Division are set out in section 8.6(m).

(d) Investment Licence Business

The New South Wales government has indicated that it will be a further condition of Bidder's nomination as the Nominated Company (if that occurs) that the Investment Licence will be withdrawn. However, the New South Wales government has indicated that arrangements will be made to allow Tab to complete its existing contractual obligations with respect to machines already in hotels.

Accordingly, TABCORP expects that it will need to provide undertakings to the New South Wales government in relation to the withdrawal or cancellation of the Investment Licence. The form of any such undertakings will be the subject of negotiation between TABCORP and the New South Wales government.

4. Intentions (cont'd)

Subject to the terms of any undertakings which may be given to the New South Wales government, TABCORP will procure that Tab completes its outstanding contractual obligations with respect to the machines already in hotels (which TABCORP understands to be approximately 100) and, following completion, relinquishes the Investment Licence.

(e) Use of sale proceeds

If the net proceeds of any sale of the Tab Gaming Division are received at a time when funds drawn down under the Loan Facility are outstanding, those net proceeds will be applied in repayment of the outstanding balance of the Loan Facility. Amongst other things, any such proceeds will be net of NSW Racing's interest (if any) in them (see section 9.7(a)(ii)).

(f) Sky Channel and radio station 2KY

Subject to the operational review described in section 4.3(k), TABCORP intends to continue to operate Sky Channel and radio station 2KY. It also proposes to establish a consultative committee in relation to programming for Sky Channel, which would comprise representatives of TABCORP and representatives of the racing industries in various States (see section 9.7(a)(viii)).

TABCORP intends to maintain Tab's media business (Sky Channel and radio station 2KY) as a separate business division reporting to TABCORP's chief executive officer and managing director.

(g) Consolidation of wagering information technology operations

TABCORP intends to consolidate the wagering information technology operations of Tab and TABCORP over a three year period onto a consolidated wagering information technology platform. Subject to a review of Tab's wagering host system, TABCORP intends to utilise TABCORP's existing internally developed Bravo wagering software for this purpose. As a part of this process, some software development for the existing Tab terminals will be undertaken. The approval of the New South Wales Department of Gaming and Racing will be required in order to migrate Tab to the Bravo wagering software.

TABCORP intends to rationalise the number of call centres servicing the Merged Group's customers in New South Wales and Victoria and consolidate some of TABCORP's New South Wales Keno operations into the Merged Group's New South Wales premises.

In addition, where possible, common information technology systems will be used to minimise duplication of resources and thereby maximise the benefits arising from the combination of the Tab Group and the TABCORP Group.

TABCORP considers that it will not be feasible to allocate alternative responsibilities to a number of Tab and TABCORP employees involved in these areas whose responsibilities would be duplicated. There may be some Tab employees to whom TABCORP may offer the opportunity of a transfer to the relevant TABCORP business unit. However, TABCORP expects that a number of Tab and TABCORP employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

TABCORP is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.3(k).

(h) Surplus assets

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements. It intends to divest those assets within the first three years after an acquisition of Tab. If the net proceeds of sale are received at a time when funds drawn down under the Loan Facility are outstanding, the net proceeds will be applied in repayment of the outstanding balance of the Loan Facility. Amongst other things, any such proceeds will be net of NSW Racing's interest (if any) in them.

(i) Pooling

TABCORP Manager Pty Ltd (a wholly-owned subsidiary of TABCORP) currently has in place pooling arrangements in respect of totalizator bets received pursuant to TABCORP's Wagering Licence in Victoria and the wagering licences of its independent SuperTAB partners in Tasmania, Western Australia and the Australian Capital Territory.

TABCORP intends to pursue the pooling of totalizator bets received pursuant to the Tab Totalizator Licences with the totalizator bets received pursuant to the wagering licences in the other four jurisdictions outlined above. The pooling arrangements would apply to all races on which one or more of the relevant wagering licensees conduct common betting. TABCORP Manager Pty Ltd would not charge Tab any fee in connection with the entry into the proposed pooling arrangements (see further section 9.7(a)(iv)).

A wide range of approvals will be required to adopt such common pooling arrangements. In particular, a common set of betting rules will need to be agreed or permitted by:

- the relevant totalizator companies (namely, Tab, TABCORP Manager Pty Ltd, ACTTAB Limited, Tote Tasmania Pty Ltd and Racing and Wagering Western Australia);
- the relevant state racing industries or their representative bodies (including NSW Racing and VicRacing Pty Ltd); and
- the relevant regulatory authorities (including the Minister administering the Totalizator Act and the VCGA).

In addition, agreements will need to be reached with various State governments in relation to the tax treatment of the pooled bets in the various affected jurisdictions.

To the extent that all necessary approvals are obtained and all necessary agreements are reached so that pooling is implemented in respect of New South Wales, TABCORP expects that the pooling would reduce odds fluctuations, particularly in smaller pools where bets can change the odds significantly. This is expected to create greater customer appeal and enhance revenue. Accordingly, TABCORP expects that the necessary approvals will be obtained and necessary agreements will be reached.

Some of the potential benefits from pooling the Tab and SuperTAB wagering pools have been incorporated into the synergies referred to in section 5.5(b)(i).

TABCORP will also consider seeking to include UNiTAB's wagering pool in the pooling arrangements discussed in this section 4.3(i), subject to TABCORP and UNiTAB being able to agree mutually acceptable terms and the receipt of the approval of the relevant State governments and racing industries.

(j) Head office and head office employees

TABCORP intends to combine certain common Tab and TABCORP corporate head office functions (such as finance and accounting, human resources, risk management and in-house legal) as well as those functions involved in setting overall planning and control of the combined operations of the Tab Group and the TABCORP Group, with the aim of eliminating duplication of tasks. The corporate headquarters of the Merged Group would be located in Victoria.

Any remaining head office functions of Tab will be devolved to the relevant business units or outsourced to external consultants and advisers.

TABCORP expects that, in this way, it will be possible to reduce the cost of Tab's head office functions.

TABCORP considers that it will not be feasible to allocate alternative responsibilities to many of the Tab head office employees whose responsibilities would be duplicated or transferred to TABCORP business units or outsourced following a successful acquisition. There may be some Tab head office employees to whom TABCORP may offer the opportunity of a transfer to the relevant TABCORP business units. However, TABCORP expects that a number of Tab and TABCORP head office employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

4. Intentions (cont'd)

TABCORP is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.3(k).

(k) General operational review

As at the date of this Bidder's Statement, TABCORP and Bidder have conducted only a financial due diligence investigation reviewing selected non-public information about the Tab Group provided by Tab. Consequently, TABCORP's and Bidder's knowledge of the assets and operations of the Tab Group is limited to the selected non-public information and to public information.

Accordingly, if Bidder acquires all of the Tab Shares, TABCORP intends to conduct a thorough and broad-based general review of Tab's corporate structure, assets, businesses, personnel and operations. This review will apply quantitative and qualitative factors to measure performance and areas for improvement.

While TABCORP does not have any specific intentions in relation to this review or its outcomes, its current expectation is that a focus of the review will be on identifying opportunities in relation to:

- profit improvement measures involving a wide range of initiatives including (but not limited to) overhead cost reductions;
- the efficiency of operations through maximising the utilisation of existing resources and leveraging the potential purchasing synergies (such as in marketing);
- minimising duplication in operational areas such as call centres, information technology and sportsbetting;
- the efficiency of management structures in the Merged Group; and
- improving capital management through the implementation of common systems across the wagering businesses of Tab and TABCORP.

This may involve fee-based services or consultancy arrangements being implemented between members of the Merged Group.

The review may impact on employees of the Tab Group, including as described in sections 4.3(g) and 4.3(j).

4.4 Intentions upon acquisition of more than 50.0%, but less than 90%, of the Tab Shares

Although Bidder is seeking to acquire all of the Tab Shares, the Offer is subject to a condition that Bidder acquires a relevant interest in more than 50.0% of the Tab Shares (see section 10.7(a)). Consequently, if the Offer becomes, or is declared, free of all of the other conditions in section 10.7, Bidder may acquire relevant interests in more than 50.0%, but less than 90%, of the Tab Shares. In such circumstances, Bidder will not be entitled to use the compulsory acquisition procedures in Chapter 6A of the Corporations Act to acquire the remaining Tab Shares and move to 100% ownership of Tab.

This section 4.4 sets out TABCORP's current intentions if that is the case.

(a) Corporate matters

It is intended that Bidder would:

- maintain Tab's listing on ASX, subject to the requirements for listing (including a sufficient spread of investors) continuing to be satisfied (although in this event the liquidity of Tab Shares on ASX is likely to be materially diminished); and
- subject to the Corporations Act and Tab's constitution, seek to add to, or replace, a proportion of the members of the Tab Board with nominees of TABCORP (to reflect TABCORP's proportionate ownership interest in Tab), with minority shareholders represented by at least one independent director. TABCORP and Bidder have not made any decision as to who would be nominated for appointment to the Tab Board in this case.

(b) Certain intentions expressed in section 4.3

In these circumstances, TABCORP's intentions will be the same as set out in sections 4.3(b), 4.3(c), 4.3(d), 4.3(f) (but subject to the operational review described in section 4.4(e) rather than the review described in section 4.3(k)), 4.3(g) and 4.3(i).

(c) Sale of assets

Sections 4.3(e) and 4.3(h) discuss TABCORP's intentions in relation to the use of the net proceeds of sale of various assets if Bidder acquires relevant interests in more than 90% of the Tab Shares.

If Bidder acquires relevant interests in more than 50.0%, but less than 90%, of the Tab Shares, TABCORP still intends to seek to effect the sales described in those sections. However, in such a scenario, the net proceeds of sale will only be applied in repayment of the outstanding balance of the Loan Facility to the extent that Bidder receives any form of distribution from Tab that is sourced from those net proceeds of sale.

(d) Head office and head office employees

TABCORP would not seek to combine the corporate head offices of Tab and TABCORP unless it acquires 100% of the Tab Shares. However, TABCORP would, through its appointees to the Tab Board, propose that the consideration of possible head office cost reductions be included in a general operational review.

(e) General operational review

TABCORP, through its nominees on the Tab Board, is likely to propose that Tab implement a general operational review of the nature referred to in section 4.3(k), with the aim of pursuing, to the maximum extent possible and appropriate, the type of opportunities which might have been available to TABCORP if Bidder had acquired 100% of Tab.

TABCORP would also propose, through its nominees on the Tab Board, a review of Tab's dividend policy, to ensure that it reflects a balance between providing shareholders with an appropriate yield on their investment and ensuring that sufficient resources are maintained within Tab to fund its ongoing activities and capital requirements.

(f) Further acquisition of Tab Shares

Bidder may, at some later time, acquire further Tab Shares in a manner consistent with the Corporations Act.

(g) Compulsory acquisition at a later time

If Bidder becomes entitled at some later time to exercise general compulsory acquisition rights under Part 6A.2 of the Corporations Act, it may exercise those rights.

4.5 Other intentions

Other than as set out in this section 4, it is the present intention of TABCORP to procure that Tab will:

- generally continue the business of Tab;
- not make any major changes to the business of Tab nor to redeploy any of the fixed assets of Tab; and
- continue the employment of Tab's present employees.

4.6 Limitations on intentions

The intentions and statements of future conduct set out in this section 4 must be read as being subject to:

- the law (including the Corporations Act) and the ASX Listing Rules, including in particular the requirements of the Corporations Act and the ASX Listing Rules in relation to conflicts of interest and 'related party' transactions given that, if Bidder obtains control of Tab but does not acquire all of the Tab Shares, it will be treated as a related party of Tab for these purposes;

4. Intentions (cont'd)

- the legal obligation of the Tab directors at the time, including any nominees of TABCORP, to act in good faith in the best interests of Tab and for proper purposes and to have regard to the interests of all Tab Shareholders (in which regard, the role of independent directors of Tab will also be important); and
- the outcome of the reviews referred to in sections 4.3(k) and 4.4(e).


tab sp*rtsbet
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TAB
CONRAD
JUPITERS

Section 5

Financial Position and Expected Performance of the Merged Group

5. Financial Position and Expected Performance of the Merged Group

5.1 Introduction

(a) The pro-forma financial information

(i) Information prepared

For the purpose of considering the effect of the Offer on TABCORP, the following financial information has been prepared:

- a pro-forma consolidated statement of financial position of the Merged Group as at 31 December 2003;
- a 'stand-alone' forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004;
- estimated financial information for the Tab Group for the year ending 30 June 2004; and
- a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004.

The pro-forma consolidated statement of financial position of the Merged Group assumes, amongst other things, that Bidder had acquired all of the Tab Shares under the Offer as at 31 December 2003. The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 assumes, amongst other things, that Bidder had acquired all of the Tab Shares under the Offer as at 30 June 2003. A further pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 has also been prepared on the assumption that Bidder acquired 50.1% of the Tab Shares as at 30 June 2003. Further details of the applicable assumptions are contained in this section 5.

It should be noted that the pro-forma consolidated statement of financial performance set out in the tables in section 5.5 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period.

(ii) The general nature of forecast financial information

The forecast financial information for the TABCORP Group is based on a large number of assumptions concerning future events, including the key assumptions outlined below. The directors of TABCORP have prepared the forecast information with proper care and attention and consider all assumptions to be reasonable, when taken as a whole. However, the forecast financial information is likely to vary from actual results and any variation may be material because forecasts, by their very nature, are subject to uncertainties and contingencies, many of which are outside the control of the directors and which may, amongst other things, result in the assumptions on which the forecasts are based being inaccurate in the event.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved, either at all or in the amounts or by the dates indicated. Such information is presented for illustrative purposes only as a guide to assist Tab Shareholders in considering the Offer. The forecast financial information and other forward looking statements are based on the information available to Bidder at the date of this Bidder's Statement.

(iii) Assumptions and risks

The pro-forma information and forecast and estimated financial information should be read together with the assumptions underlying their preparation as set out in this section 5, the Independent Accountant's Report on the Pro-Forma Historical Information, the Investigating Accountant's Report on the Forecast and Pro-Forma Information, the risk factors set out in section 8 and other information contained in this Bidder's Statement. In particular, Tab Shareholders should carefully consider the assumptions and risk factors when considering the information and assessing the future performance of the Merged Group.

(iv) Basis of preparation

The pro-forma compilations of historical information and forecast and estimated financial information have been prepared in accordance with the measurement and recognition requirements (but not all the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the pro-forma transactions set out in this section 5 had occurred on the applicable dates.

TABCORP will be required to comply with International Financial Reporting Standards (*IFRS*) for its financial year ending 30 June 2006. Under IFRS, there are differences in the measurement of assets and liabilities, thereby impacting consolidated statements of financial position and performance. This analysis is often complex and will require detailed review post acquisition should Bidder be successful in acquiring Tab. Accordingly, the effects of these differences have not been quantified and there can be no assurance that TABCORP's consolidated statement of financial performance or consolidated statement of financial position (or both), or the pro-forma information as disclosed in this Bidder's Statement, would not be significantly different if determined in accordance with IFRS. The actual impact will depend on the final standards and the particular circumstances prevailing at the time of adoption.

(b) Tab financial information

In preparing pro-forma financial information for the Merged Group, financial information regarding Tab was required. For the purposes of this Bidder's Statement, that information has been sourced from publicly available information (including information released by Tab and broker consensus information obtained from a range of brokers as outlined in section 5.4).

As described in section 3.1, Bidder and TABCORP have conducted only a financial due diligence investigation in relation to Tab based on selected non-public information provided by Tab. There is therefore some uncertainty associated with the financial information relating to Tab. Bidder does not make any representation or warranty, express or implied, as to the accuracy or completeness of that information. Tab may release updated financial information in any target's statement which is sent to Tab Shareholders.

(c) Review of financial information

A report on the compilation of the pro-forma consolidated statement of financial position by Ernst & Young is contained in Annexure D (the Independent Accountant's Report on the Pro-Forma Historical Information) and supports TABCORP's belief that:

- the pro-forma consolidated statement of financial position of the Merged Group, which is summarised in section 5.2, has been properly compiled based on information extracted from the financial statements of TABCORP and Tab as at 31 December 2003; and
- the adjustments made in compiling the pro-forma consolidated statement of financial position have been presented fairly in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia, on the basis of the assumptions set out in section 5.2.

A report on the compilation of the pro-forma consolidated statement of financial performance by Pitcher Partners is contained in Annexure E (the Investigating Accountant's Report on the Forecast and Pro-Forma Information) and supports TABCORP's belief that:

- the forecast consolidated statement of financial performance of the TABCORP Group, which is summarised in section 5.5, has been properly compiled based on the assumptions referred to in section 5.3, and the pro-forma consolidated statement of financial performance of the Merged Group, which is summarised in section 5.5, has been properly compiled based on the assumptions referred to in section 5.5, and each such statement of financial performance is presented on a basis consistent with TABCORP's accounting policies and is in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia; and

- the assumptions made by the TABCORP Board provide a reasonable basis for the forecast consolidated statement of financial performance of the TABCORP Group set out in section 5.5 and the pro-forma consolidated statement of financial performance of the Merged Group set out in section 5.5.

(d) Standard & Poor's credit rating

As at the date of this Bidder's Statement, and having been briefed on the Offer, Standard & Poor's has confirmed that TABCORP will retain its current investment grade BBB+ credit rating (with a negative outlook) in the event that Bidder is successful in acquiring more than 50.0% of the Tab Shares on the terms of the Offer.

5.2 Pro-forma consolidated statement of financial position

(a) Assumptions

The following key assumptions have been used to compile the pro-forma consolidated statement of financial position set out in this section 5.2.

(i) Acquisition date and completion

As at 31 December 2003, Bidder had successfully acquired 100% of the Tab Shares, and all of the Tab Options had been cancelled (see also section 5.2(a)(iii)).

(ii) Acquisition consideration

The value of the TABCORP Shares to be issued to Tab Shareholders has been assumed to be $11.85 (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last Trading Day before TABCORP announced the Offer)). Based on this price, Tab Shareholders would receive $2.00 cash plus 0.211 TABCORP Shares as consideration for each Tab Share they own (this is rounded in accordance with section 10.1(c)).

This implies an average value for Tab Shares of $4.50 under the Offer. This implied value of $4.50 has been used in calculating the acquisition cost for the purposes of the pro-forma financial statements presented below.

If the TABCORP VWAP is $11.36 or less, Tab Shareholders will receive 0.22 TABCORP Shares per Tab Share. If the TABCORP VWAP is $12.50 or more, Tab Shareholders will receive 0.20 TABCORP Shares per Tab Share. If the TABCORP VWAP is between $11.36 and $12.50 (exclusive of those exact amounts), the number of TABCORP Shares to be issued to Tab Shareholders will vary. (This discussion assumes that the Offer becomes, or is declared, unconditional, and is subject to the effects of rounding (see section 10.1(c)).) Accordingly, the summary impact of a TABCORP VWAP of $11.36 and $12.50 is also presented as a sensitivity to the pro-forma consolidated statement of financial performance (see Figure 5.5.2).

(iii) Acquisition value and funding

Bidder acquired 100% of the Tab Shares for a total consideration of approximately $2,029.9 million payable by the issue of approximately 95.2 million TABCORP Shares and approximately $902.2 million cash.

As at 31 December 2003, all of the Tab Options had been cancelled for consideration of $2.9 million cash payable by Bidder.

It is assumed that Bidder refinanced approximately $350.4 million of Tab's existing net debt as at 31 December 2003. It is also assumed that Tab had approximately $33.1 million of outstanding customer account balances as at 31 December 2003 and that a cash balance of $33.1 million is maintained within Tab. As at 31 December 2003, Tab had cash on hand of $50.8 million. The $17.7 million difference between the actual cash on hand and the assumed balance is assumed to be used to repay debt.

(iv) Sale of the Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 31 December 2003 for a net asset value of $228.8 million and that the Investment Licence Business ceased operating from that date. The net asset value is calculated as total assets (assumed to comprise $209.8 million in plant and equipment and $28.2 million in licences) less total liabilities (assumed to be $9.2 million) as at 30 June 2003 (being the last date as at which Tab has disclosed the net asset value of the Tab Gaming Division). It is assumed that the consideration Tab receives from the sale of the Tab Gaming Division was received in cash on 31 December 2003.

The assets and associated liabilities of the Tab Gaming Division and the Investment Licence Business have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to receive from the sale of the Tab Gaming Division is also shown as an acquisition adjustment.

(v) Transaction costs

It has been assumed that the transaction costs of Bidder and Tab in relation to Bidder's acquisition of the Tab Shares will be $35.0 million. Bidder would fund these transaction costs with debt.

The estimated transaction costs for the acquisition of Tab of $35.0 million have been capitalised as part of the acquisition cost.

(vi) Fair value adjustments

TABCORP has not at this time recognised the fair values of Tab's assets and liabilities as directed by Australian Accounting Standard AASB 1015. For the purposes of preparing the pro-forma consolidated statement of financial position, the book values of Tab's identifiable net assets as at 31 December 2003 have been assumed to equate to their fair values.

Adjustments are made in accordance with Australian Accounting Standards totalling $14.1 million to the fair value of the net assets acquired in relation to the establishment of provisions in relation to the costs associated with redundancies of various executives and staff.

(vii) Goodwill

The pro-forma consolidated statement of financial position eliminates the assumed cost of the acquisition of Tab Shares, the cancellation of the Tab Options and the transaction and implementation costs applicable against the net assets to be acquired as at 31 December 2003 after making the fair value adjustments referred to in section 5.2(a)(vi).

The amount eliminated, $1,656.3 million, has been designated as goodwill.

Tab had existing goodwill as at 31 December 2003 of $177.2 million.

(viii) Sale of surplus assets

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements that TABCORP intends to divest within the first three years after an acquisition of Tab.

The assets and associated liabilities relating to surplus assets have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to have received from the sale of the surplus assets is also shown as an acquisition adjustment.

(b) Pro-forma consolidated statement of financial position of the Merged Group

Figure 5.2.1 sets out selected information which has been derived from the reviewed statement of financial position of TABCORP as at 31 December 2003 (as taken from the half year financial report for TABCORP for the six months ended 31 December 2003), the statement of financial position of Tab as at 31 December 2003, and a pro-forma statement of financial position of the Merged Group as at 31 December 2003 (prepared based on the assumptions referred to in section 5.2(a)). Figure 5.2.1 is a summary only.

Figure 5.2.1: Pro-forma consolidated statement of financial position of the Merged Group as at 31 December 2003[1]

($m)	TABCORP	Tab	Adj	Merged Group
Cash and deposits	215	51	(18)[2]	248
Other current assets	88	26	-	114
Total current assets	**303**	**77**	**(18)**	**362**
Land and buildings, plant and equipment	1,484	379	(251)[3]	1,612
Licences and casino management contract	1,122	370	(28)[4]	1,464
Intangibles and other assets	1,524	183	1,656[5]	3,364
Total non-current assets	**4,131**	**932**	**1,377**	**6,440**
Total assets	**4,434**	**1,009**	**1,359**	**6,802**
Current borrowings	744	-	-	744
Current liabilities	373	167	(9)[6]	531
Non-current borrowings	1,263	368	667[7]	2,298
Non-current liabilities	182	49	-	231
Total liabilities	**2,562**	**583**	**657**	**3,803**
Shareholders funds	**1,871**	**426**	**702**	**2,999**

5.3 Forecast consolidated statement of financial performance

(a) Introduction

The forecast financial information for the TABCORP Group set out in section 5.5 is based on a large number of assumptions concerning future events, including the key assumptions referred to in this section 5.3. The forecast financial information is also subject to the risks identified in section 8.

The forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 comprises reviewed actual results for the six months to 31 December 2003 (as taken from the half year financial report for TABCORP for the six months ended 31 December 2003) plus forecast results for the six months to 30 June 2004. The forecasts for the TABCORP Group are based on events and conditions existing at the date of this Bidder's Statement, including those material assumptions set out below.

(b) TABCORP stand alone forecast information

(i) General assumptions

- There will be no significant change to the economic conditions in the Australian States in which the TABCORP Group operates.
- There will be no significant change in international and domestic debt markets and TABCORP retains an investment grade credit rating (see section 5.1(d)).
- There will be no significant change in the competitive environment in Australian States in which the TABCORP Group operates.
- There will be no material industrial or employee relations disputes, litigation, strikes or acts of God relevant to the operations of the TABCORP Group.

Note

1 Totals may not add due to the effects of rounding.

2 Adjustment to cash and deposits reflects the changes referred to in section 5.2(a)(iii).

3 Adjustment to land and buildings, plant and equipment reflects the removal of the Tab Gaming Division's plant and equipment ($209.8 million) as referred to in section 5.2(a)(iv) and the sale of surplus assets ($41.2 million) as referred to in section 5.2(a)(viii).

4 Adjustment to licences and casino management contract reflects the removal of the Tab Gaming Division's licences ($28.2 million) referred to in section 5.2(a)(iv)

5 Adjustment to intangibles and other assets reflects the additional goodwill referred to in section 5.2(a)(vii).

6 The adjustment to current liabilities reflects the removal of the Tab Gaming Division's liabilities ($9.2 million) referred to in section 5.2(a)(iv).

7 Adjustment to non-current borrowings reflects the acquisition debt (including cash paid for Tab Shares ($902.2 million, see section 5.2(a)(iii)) and Tab Options ($2.9 million, see section 5.2(a)(iii)), transaction costs ($35.0 million, see section 5.2(a)(v)), capitalised redundancy costs ($14.1 million, see section 5.2(a)(vi)), less the adjustment in cash balances ($17.7 million, see section 5.2(a)(iii)) referred to in note 2 above) less proceeds from the sale of the Tab Gaming Division ($228.8 million, see section 5.2(a)(iv)) and the sale of surplus assets ($41.2 million, see section 5.2(a)(viii)).

- There will be no material adverse change to the gaming, casino, wagering or Keno regulatory regimes in the Australian States in which the TABCORP Group operates.
- There will be no material adverse change to the gaming, casino, wagering or Keno taxation regimes in the Australian States in which the TABCORP Group operates.
- There will be no material change to the contractual arrangements that the TABCORP Group has with the racing industries in New South Wales and Victoria.
- The company tax rate in Australia remains at 30%.
- There will be no material adverse change to the other State based taxes relevant to the Australian States in which the TABCORP Group operates.
- There are no changes in applicable Accounting Standards or other mandatory professional reporting requirements in Australia (including under the Corporations Act or tax legislation) which would have a material effect on the financial results of the TABCORP Group.
- There are no investments in new projects outside of the core business of the TABCORP Group and no material sales of non-core assets.

(ii) **Wagering and network games**

- Net operating revenue is assumed to increase 21.6% in the year ending 30 June 2004 relative to the year ended 30 June 2003 (taking into account, amongst other things, the inclusion of revenue from the relevant businesses of the Jupiters Group for eight months of the year ending 30 June 2004).
- Net operating revenue from wagering in Victoria is assumed to increase 5.0% in the year ending 30 June 2004 relative to the year ended 30 June 2003.

  In the six months ended 31 December 2003, net operating revenue from wagering in Victoria was 4.8% above the six months ended 31 December 2002. Net operating revenue from wagering in Victoria for the six months ending 30 June 2004 is forecast to be 5.2% above the six months ended 30 June 2003.
- Net operating revenue from Keno and Jupiters Technology (including international sales of Trackside) is assumed to increase 11.7% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group. The assumed growth is largely driven by sales by Jupiters Technology with a modest increase in net operating revenue from Keno also assumed.

  For comparative purposes, on a six-month pro-forma basis, net operating revenue from the Keno and Jupiters Technology businesses was up 20.0% for the six months ended 31 December 2003 relative to the six months ended 31 December 2002. Net operating revenue from the Keno and Jupiters Technology businesses for the six months ending 30 June 2004 is forecast to be 8.7% above the six months ended 30 June 2003 (on a pro-forma basis).
- Variable costs such as government taxes, racing product fees and operator commissions are calculated as a percentage of revenue or turnover and thus are increased in proportion to the growth in revenue or turnover (as applicable).
- The EBITDA margin of the Victorian wagering business is forecast to be 19.5%. The EBITDA margin of the Keno and Jupiters Technology businesses is forecast to be 32.9%.
- No significant changes in operating costs are assumed for the other businesses.

(iii) **Gaming**

- Net operating revenue from Victorian gaming is assumed to decrease by 0.6% in the year ending 30 June 2004 relative to the year ended 30 June 2003. The overall forecast reflects 12 months of smoking bans in Victoria in the year ending 30 June 2004 compared to 10 months for the prior year.

A decrease in net operating revenue associated with smoking bans in Victoria is offset by an increase in household disposable income, and improved offering to customers (including venue improvements).

In the six months ended 31 December 2003, net operating revenue from Victorian gaming was down 5.3% relative to the six months ended 31 December 2002. Net operating revenue from Victorian gaming for the six months ending 30 June 2004 is forecast to be 4.7% above the six months ended 30 June 2003.

- Net operating revenue from Queensland gaming machine monitoring is assumed to increase 4.3% for the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003.

  For comparative purposes, on a six-month pro-forma basis, net operating revenue from the Queensland gaming machine monitoring business for the six months ended 31 December 2003 was up 10.2% relative to the six months ended 31 December 2002. Net operating revenue for the six months ending 30 June 2004 is forecast to be 4.1% above the six months ended 30 June 2003 (on a pro-forma basis) due to the legislative requirement to cease all revenue sharing arrangements by 31 December 2003.
- Variable costs such as government taxes and operator commissions are calculated as a percentage of revenue and thus are reduced in proportion to the decrease in revenue.
- No significant changes in other operating costs are assumed.
- The EBITDA margin for Victorian gaming is forecast to be 28.0%. The EBITDA margin for Queensland gaming machine monitoring is forecast to be 46.4% for the year ending 30 June 2004 (this margin has been positively impacted by a write back of a provision).

(iv) Casinos

- Net operating revenue is assumed to increase 63.8% in the year ending 30 June 2004 relative to the year ended 30 June 2003 (taking into account, amongst other things, the inclusion of revenue from the relevant businesses of the Jupiters Group for eight months of the year ending 30 June 2004).
- Net operating revenue from Star City Casino is assumed to decrease 0.4% in the year ending 30 June 2004 relative to the year ended 30 June 2003.

  In the six months ended 31 December 2003, net operating revenue from Star City Casino was up 3.7% relative to the six months ended 31 December 2003. Net operating revenue from Star City Casino for the six months ending 30 June 2004 is forecast to be 4.3% below the six months ended 30 June 2003, which takes into account poor win rates for table games in the private gaming rooms in January and February 2004.
- Net operating revenue from the three Jupiters casinos (Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino) is assumed to increase 14.0% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group. The assumed increase in net operating revenue is largely driven by two factors. Firstly, the differing win rates achieved in the international rebate play business at Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino between the comparative periods and, secondly, by the growth in net gaming machine revenue. In the two months to 31 December 2003, the international rebate play business achieved above theoretical win results, positively impacting EBITDA by $11.4 million. For the two months to 29 February 2004, the international rebate play business achieved above theoretical win results, positively impacting EBITDA by $3.1 million.

  For the six months ending 30 June 2004, the international rebate play business is forecast to achieve theoretical win rates other than for January and February 2004 where above theoretical win results were achieved (see above). In contrast, in the eight months ended 30 June 2003, the actual win rate in the international rebate business was below the theoretical win rate, adversely impacting EBITDA by $2.4 million. For comparative purposes, on a six-month pro-forma basis, net operating revenue from the three Jupiters casinos for the six months ended 31 December 2003 was up 8.8% relative to the six months ended 31 December 2002. Net operating revenue for the six months ending 30 June 2004 is forecast to be 11.4% above the six months ended 30 June 2003 (on a pro-forma basis).

- Variable costs such as government taxes and operator commissions are calculated as a percentage of revenue and thus are increased in proportion to the growth in revenue.
- No significant changes in other operating costs are assumed.
- The EBITDA margin at Star City Casino is forecast to be 37.3%. The total EBITDA margin for the three Jupiters casinos is forecast to be 33.3%.
- Two significant Jupiters Merger accounting adjustments in respect of the Jupiters casinos were made on acquisition and impact the EBITDA margin for the three Jupiters casinos. These accounting adjustments relate to prepaid rent and a provision with respect to the management contracts with BI Gaming. Rent is being expensed in accordance with the underlying cash payments under TABCORP's accounting policy at a rate of $8.0 million per annum at Conrad Treasury Hotel-Casino until April 2005 and $1.0 million per annum thereafter until the end of the licence period. The previous Jupiters accounting policy expensed only $3.7 million per annum until April 2005 and then $1.7 million per annum until the end of the licence period ($2.4 million for the eight month period to 30 June 2004 before and after tax). A provision with respect to the management contracts with BI Gaming was made on acquisition in TABCORP's accounts amounting to $115.9 million, representing the fair value of the asset and liability arising under the management contracts for Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino at the date of acquisition. The estimated future tax deductions relating to these payments amounting to $34.8 million were brought to account as a deferred tax benefit. This treatment will increase the reported EBITDA of the three Jupiters casinos by $14.6 million for the eight month period to 30 June 2004 (approximately $18.0 million on an annual basis) relative to that reported by Jupiters.
- It has been assumed that there is no substantial change in the management contracts with BI Gaming (see section 1.6(d)) with respect to Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino.

(v) Other

- Net operating revenue from AWA is assumed to decrease 2.7% in the eight months ending 30 June 2004 relative to the eight months ended 30 June 2003 when the business was not part of the TABCORP Group and the EBITDA margin is forecast to be below that achieved in the prior corresponding period.
- Interest rates are assumed to be consistent with TABCORP's current borrowing arrangements.
- TABCORP has elected to consolidate for tax purposes as at 1 July 2002. However, for the forecast period no adjustments have been assumed to be made to the tax carrying value of assets in the TABCORP Group.
- As discussed in section 1.6(g), redemption of US$135,000,000 senior redeemable notes issued by Jupiters occurred on 2 March 2004. The redemption price was in accordance with the terms of issue of the US notes. The redemption amount was funded from the TABCORP Group's principal debt facilities referred to in section 1.6(g).

(c) Forecast consolidated statement of financial performance - TABCORP stand alone

Figures 5.5.1 and 5.5.3 set out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004. Figures 5.5.1 and 5.5.3 provide a summary only.

5.4 Financial estimates for the Tab Group

The estimated financial information for the Tab Group for the year ending 30 June 2004 set out in section 5.5 is based on:

- Tab's ASX release dated 12 December 2003 and titled 'Profit Update' and the half year report for Tab for the six months ended 31 December 2003, which indicate that Tab is confident of reporting a net profit after tax for the year ending 30 June 2004 of not less than $85 million (subject to specified qualifications); and

- the average financial estimates of nine equity analysts in Australia who cover Tab Shares in reports dated from 6 February 2004 to 19 March 2004. Because the information is based on the average estimates, no individual report has been reproduced or published in this document.

The estimated financial information should be read subject to the limitations referred to in section 5.1(b).

Figures 5.5.1 and 5.5.3 set out selected information which has been derived from the estimated financial information for the Tab Group for the year ending 30 June 2004. Figures 5.5.1 and 5.5.3 provide a summary only.

5.5 Pro-forma consolidated statement of financial performance of the Merged Group

(a) Introduction

The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 summarised in this section 5.5 is presented for illustrative purposes as a guide to assist Tab Shareholders in considering the effect of completion of the Offer on TABCORP. By its nature, pro-forma financial information is only illustrative of the *types* of impacts which a particular set of assumed transactions can have on underlying financial information. The pro-forma consolidated statement of financial performance of the Merged Group summarised in this section 5.5 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period.

(b) Pro-forma consolidated statement of financial performance of the Merged Group - 100% scenario

The pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 is based on the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 and the estimated financial information for the Tab Group for the year ending 30 June 2004 and assumes, amongst other things, that Tab is a wholly owned member of the Merged Group for the entire year ending 30 June 2004 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of Tab are realised in the year ending 30 June 2004.

The key assumptions underlying the combination of the forecast consolidated statement of financial performance of the TABCORP Group and the estimated financial information for the Tab Group, in each case for the year ending 30 June 2004, are summarised below. These assumptions should be read in conjunction with the information covering the intentions of TABCORP for the Merged Group, as set out in section 4. Corresponding assumptions to those set out in section 5.2(a) also apply to the pro-forma consolidated statement of financial performance, subject to the reference date being 30 June 2003 rather than 31 December 2003.

In addition, the forecast consolidated statement of financial performance of the TABCORP Group and the estimated financial information for the Tab Group, in each case for the year ending 30 June 2004 (which underlie the pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004), are subject to limitations, assumptions and risks. Regard must therefore be had to those limitations, assumptions and risks in considering the pro-forma consolidated statement of financial performance of the Merged Group. The key limitations and assumptions in this respect are referred to in sections 5.1, 5.3 and 5.4 and the key risks are identified in section 8.

(i) Synergies and efficiencies

TABCORP currently estimates that total gross synergies and efficiencies of not less than $62.5 million per annum could be achieved in the third full year following TABCORP's acquisition of the Tab Group. This synergy and efficiency amount is expressed before taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry, and their respective entitlements.

The pooling of the New South Wales totalizator bets with the Victorian totalizator and TABCORP's SuperTAB partners' bets is expected to enhance the product offering to existing customers, both professional and recreational. The pooling should also lead to greater product innovation and enhanced marketing, further increasing the quality of the wagering product. The impact of the estimated revenue synergies on pre-tax earnings is expected to amount to $9.7 million per annum, having only taken into account revenue payable to the relevant racing industries as a result of the additional revenue generated. However, as indicated in section 4.3(i), a number of approvals will need to be obtained before the common pooling arrangements can be implemented.

TABCORP currently estimates gross cost synergies and efficiencies of $52.8 million per annum could be achieved in the third full year following TABCORP's acquisition of the Tab Group. These are expected to be achieved through the combination of the Victorian and New South Wales wagering operations and related information technology, as well as the rationalisation of corporate administration. These synergies and efficiencies are before payments to the relevant racing industries.

The estimated gross cost synergies and efficiencies of the merger to be derived in relation to the wagering operations and related information technology are expected to amount to approximately $35.7 million per annum in the third full year following TABCORP's acquisition of the Tab Group and are largely derived from the following areas:

- wagering IT through the implementation of common operating systems across Tab's wagering business, eliminating the duplication of systems support, development, race day control, testing and management;
- sales and administration;
- rationalisation of call centres;
- fixed odds bookmaking;
- telecommunications;
- premises rental and operating costs;
- depreciation from a reduction in combined capital expenditure;
- marketing; and
- management and wagering finance.

The estimated gross cost synergies and efficiencies of the merger to be derived in relation to corporate administration are expected to amount to approximately $17.1 million per annum in the third full year following TABCORP's acquisition of the Tab Group and are largely derived from the following areas:

- finance;
- human resources;
- executive management and board;
- corporate secretariat; and
- premises rental and operating costs.

Of the total gross revenue and cost synergies and efficiencies of $62.5 million, $53.5 million is expected to accrue to the pre-tax earnings of the Merged Group after taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry and their respective entitlements (other than those referred to in section 9.7). TABCORP currently expects approximately 40% of the synergies and efficiencies will be achieved in the first full year and 60% in the second full year following the acquisition (prior to the additional product fees payable to NSW Racing as referred to in section 9.7). Adjusting for the fourth year's additional net increase in product fees to NSW Racing of $12.0 million, an amount of $41.5 million has been incorporated into the pro-forma consolidated statement of financial performance.

Total redundancy costs relating to the merger of approximately $25.8 million are expected to be incurred over the first three years following the merger. After taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry, a total of $19.6 million is expected to impact the Merged Group's financial statements. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, $14.1 million of these redundancy costs are assumed to be capitalised as part of the acquisition cost with the remaining $5.5 million assumed to be expensed in the year ending 30 June 2004 and included as part of the non-recurring items.

Integration costs to the Merged Group of approximately $5.0 million are assumed to be incurred within the first two years of the merger. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, these costs are assumed to be expensed in the year ending 30 June 2004 and are included as part of the non-recurring items.

The above amounts have been tax effected where applicable.

(ii) Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 30 June 2003 for a net asset value of $228.8 million. For the purposes of the pro-forma consolidated statement of financial performance of the Merged Group, the revenue ($42.2 million), expenses ($28.9 million operating expenses and $20.5 million in depreciation and amortisation) and consequential loss ($7.2 million before interest and tax) of the Tab Gaming Division have been removed as an acquisition adjustment and the Investment Licence Business is assumed to have been discontinued as at 30 June 2003. Given that few analysts separately identify the profits from the Tab Gaming Division, the amounts removed reflect the last historical year financial results, as disclosed in Tab's 2003 annual report.

(iii) Goodwill

$1,656.3 million has been designated as goodwill and is subject to amortisation over the period in which the benefit is expected to be realised (see section 5.2(a)(vii)). Consequently, it is amortised over 20 years such that goodwill amortisation with respect to the acquisition of approximately $82.8 million is incurred per year in the pro-forma consolidated statement of financial performance of the Merged Group. Tab's existing goodwill of $177.2 million has also been amortised over 20 years, the annual amount being $8.9 million such that the total goodwill amortisation with respect to TABCORP's acquisition of Tab is $91.7 million.

(iv) Interest rate

In accordance with section 5.1(d), the pro-forma consolidated statement of financial performance of the Merged Group assumes that TABCORP retains a BBB+ investment grade credit rating as rated by Standard & Poor's and assumes an effective 7.2% interest rate on the acquisition debt of $1,034.6 million (including the re-financing of Tab's existing debt and the repayment of $228.8 million in relation to the disposal of the Tab Gaming Division (see section 5.2(a)(iv)) and $41.2 million in relation to the disposal of surplus assets (see section 5.2(a)(viii)) and that the acquisition debt remains unchanged throughout the year.

(v) Dividends and dividend reinvestment plan

The pro-forma consolidated statement of financial performance of the Merged Group assumes that TABCORP pays the dividends declared in respect of the second half of the year ending 30 June 2003 of 34 cents per TABCORP Share and the first half of the year ending 30 June 2004 of 35 cents per TABCORP Share. In this regard it is assumed that TABCORP's dividend reinvestment plan and the underwriting arrangements in relation to it (as described in section 2.5) were operative throughout the year ending 30 June 2004. TABCORP expects to pay a dividend of 36 cents per TABCORP Share in respect of the second half of the year ending 30 June 2004.

TABCORP's history of paying increasing fully franked dividends is currently expected to continue post-merger, subject to the availability of sufficient profits and franking credits.

(c) **Pro-forma consolidated statement of financial performance of the Merged Group - 100% scenario**

Figures 5.5.1 and 5.5.2 set out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004, the estimated financial information for the Tab Group for the year ending 30 June 2004, and a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 (assuming that Bidder had acquired all of the Tab Shares under the Offer as at 30 June 2003, as well as the other matters referred to in section 5.5(b)). *Figures 5.5.1 and 5.5.2 provide a summary only.*

Figure 5.5.1: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004[1,2]

($m)	Forecast TABCORP	Estimated Tab	Adj	Pro-forma Merged Group
Net revenue[3]	**2,434**	**990**	**(42)[4]**	**3,382**
EBITDA	**713**	**230**	**27[5]**	**970**
Depreciation and amortisation	(113)	(64)	22[6]	(154)
EBITA	**600**	**167**	**49**	**816**
Amortisation of goodwill	(53)	(13)	(79)[7]	(144)
EBIT	**547**	**154**	**(30)**	**671**
Net interest expense	(100)		(73)[8]	(173)
PBT	**447**		**(103)**	**498**
Tax expense	(154)		(44)	(198)
NPAT (pre amortisation and non-recurring items)[9,10]	**346**		**(68)**	**445**
NPAT (post amortisation and pre non-recurring items)[9,10]	**293**		**(147)**	**300**
Non-recurring items	-		(7)[11]	(7)
NPAT (post amortisation and non-recurring items)[9]	**293**		**(154)**	**293**
EPS (pre amortisation and pre non-recurring items)[9,10] (cents)	**86.3**		**na**	**89.6**
Dividend per share (cents)[12]	**71.0**			**71.0**

Notes

1 Assuming a TABCORP VWAP of $11.85.

2 Totals may not add due to the effects of rounding.

3 Net revenue is defined as revenue after payment of rebates on table games, commission play and cash back on electronic gaming machines at casinos.

4 Adjustment to net revenue reflects the removal of Tab Gaming Division revenue ($42.2 million), as referred to in section 5.5(b)(ii).

5 Adjustment to EBITDA reflects the removal of the Tab Gaming Division's revenue ($42.2 million) and operating expenses ($28.9 million) as referred to in section 5.5(b)(ii), and the net synergies of $41.5 million referred to in section 5.5(b)(i) which have been adjusted for a depreciation synergy of $1.6 million.

6 Adjustment to depreciation and amortisation reflects the removal of the Tab Gaming Division depreciation ($20.5 million), as referred to in section 5.5(b)(ii), and the $1.6 million of depreciation synergies referred to in note 5 above.

7 Adjustment to amortisation of goodwill reflects the additional goodwill amortisation required to ensure the total amortisation is $91.7 million (see section 5.5(b)(iii)) given Tab's existing goodwill as at the acquisition date is also assumed to be amortised over 20 years.

8 Adjustment to net interest expense reflects the interest expense referred to in section 5.5(b)(iv) and the interest income on the $33.1 million in cash balances, as referred to in section 5.2(a)(iii).

9 Amortisation refers to amortisation of goodwill.

10 Excludes non-recurring redundancy and integration costs.

11 Adjustment to non-recurring items reflects the redundancy costs ($5.5 million) expensed, and the integration costs ($5.0 million), as referred to in section 5.5(b)(i), tax effected.

12 Assumes a TABCORP interim dividend of 35 cents per TABCORP Share (as declared on 19 February 2004) and TABCORP's expected final dividend of 36 cents per TABCORP Share in respect of the year ending 30 June 2004.

Figure 5.5.2: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 – Sensitivity analysis

($m)	Pro-forma Merged Group (assuming TABCORP VWAP of $11.36)	Pro-forma Merged Group (assuming TABCORP VWAP of $12.50)
Consideration per Tab Share	$2.00 plus 0.220 TABCORP Shares	$2.00 plus 0.200 TABCORP Shares
NPAT (pre amortisation and non-recurring items)[1,2]	445	445
Weighted average number of shares on issue[3]	500	491
EPS (pre amortisation and non-recurring items)[1,2]	88.9	90.6

It should be noted that the information set out in Figures 5.5.1 and 5.5.2 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period. Actual reported earnings will vary due to the following:

- the effective date of the acquisition of Tab Shares by Bidder will be later than 30 June 2003 (the date assumed for the purposes of Figures 5.5.1 and 5.5.2). Indeed, it is possible that the date of acquisition may be after 30 June 2004;
- any synergy and efficiency benefits realised in the period between the date of acquisition and 30 June 2004 will be significantly lower than those expected to be achieved in the third full year after the effective date of acquisition (the level of synergies and efficiencies assumed for the purposes of Figures 5.5.1 and 5.5.2); and
- the Tab Gaming Division will be sold after 30 June 2003 (the date assumed for the purposes of Figures 5.5.1 and 5.5.2) and the net proceeds realised for the Tab Gaming Division may differ from the $228.8 million net asset value assumed for the purposes of Figures 5.5.1 and 5.5.2.

Other factors may also result in actual reported financial performance and earnings varying from the financial performance and earnings set out in Figures 5.5.1 and 5.5.2.

(d) Pro-forma consolidated statement of financial performance of the Merged Group - 50.1% scenario

Section 4.4 discusses the possibility that Bidder may not achieve 100% ownership of Tab as a result of the Offer. For that reason, this section 5.5(d) sets out a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 based on the assumption that Bidder only acquires relevant interests in 50.1% of the Tab Shares as a result of the Offer.

The other key assumptions for the pro-forma consolidated statement of financial performance of the Merged Group - 50.1% scenario are set out below:

- the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004 (a summary of which is set out above in Figure 5.5.1) is unchanged;
- the estimated financial information for the Tab Group for the year ending 30 June 2004 (a summary of which is set out above in Figure 5.5.1) is unchanged; and

Notes

1 Amortisation refers to amortisation of goodwill.
2 Excludes non-recurring redundancy and integration costs.
3 Weighted to reflect the Jupiters Merger occurring on 1 November 2003 and the dividend reinvestment plan (see section 2.5) being operational.

- the majority of the synergies and efficiencies, $38.2 million of the $41.5 million expected to be derived under the Merged Group – 100% scenario (as described above) and to accrue to the pre-tax earnings of the Merged Group after taking into account contractual arrangements with both NSW Racing and the Victorian Racing Industry and their respective entitlements (including those referred to in section 9.7), will still be achieved in the third full year after Bidder's acquisition of 50.1% of the Tab Group given that most of the synergies and efficiencies relate to information technology systems and overheads. However, some areas of corporate administration will need to be retained, and there will be additional costs associated with matters such as listing fees and maintaining a separate board.

TABCORP intends to consolidate 100% of Tab into its financial accounts in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia. As a result, profits attributed to non-accepting Tab Shareholders are shown as outside equity interests in the pro-forma consolidated statement of financial performance. This amount reflects net profit attributed to remaining Tab Shareholders (accounting for 49.9% of the Tab Shares), including their share of relevant synergies and efficiencies and the impact of the sale of the Tab Gaming Division, net of income tax.

Except to the extent they are inconsistent with, or varied by, the assumptions set out in this section 5.5(d), the assumptions that apply in relation to the Merged Group - 100% scenario also apply to the Merged Group - 50.1% scenario.

Figure 5.5.3 sets out selected information which has been derived from the forecast consolidated statement of financial performance of the TABCORP Group for the year ending 30 June 2004, the estimated financial information for the Tab Group for the year ending 30 June 2004, and a pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004 (assuming that Bidder had acquired 50.1% of the Tab Shares under the Offer as at 30 June 2003 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of 50.1% of the Tab Shares are realised in the year ending 30 June 2004). Figure 5.5.3 is a summary only.

Figure 5.5.3: Summary of pro-forma consolidated statement of financial performance of the Merged Group for the year ending 30 June 2004[1,2]

($m)	Forecast TABCORP	Estimated Tab	Adj	Pro-forma Merged Group
Net revenue[3]	2,434	990	(42)[4]	3,382
EBITDA	**713**	**230**	**23**[5]	**967**
Depreciation and amortisation	(113)	(64)	22[6]	(154)
EBITA	**600**	**167**	**45**	**812**
Amortisation of goodwill	(53)	(13)	(28)[7]	(94)
EBIT	**547**	**154**	**17**	**719**
Net interest expense	(100)	(24)	(14)[8]	(139)
PBT	**447**	**129**	**3**	**579**
Tax expense	(154)	(43)	(13)	(210)
Less outside equity interest	-			(62)
NPAT (pre amortisation and non-recurring items)[9,10]	346	99	18	401
NPAT (post amortisation and pre-non-recurring items)[9,10]	293	86	(10)	307
Non-recurring items	-		(7)[11]	(7)
NPAT (post amortisation and non-recurring items)[9]	293		(18)	300
EPS (pre amortisation and non-recurring items)[9,10] **(cents)**	86.3		na	89.4
Dividend per share (cents)[12]	71.0			71.0

It should be noted that the information set out in Figure 5.5.3 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2004 or for any other period. Actual reported earnings will vary due to the various factors referred to under Figure 5.5.2.

Notes

1 Assuming a TABCORP VWAP of $11.85.

2 Totals may not add due to the effects of rounding.

3 Net revenue is defined as revenue after payment of rebates on table games, commission play and cash back on electronic gaming machines at casinos.

4 Adjustment to net revenue reflects the removal of the Tab Gaming Division revenue ($42.2 million), as referred to in section 5.5(b)(ii).

5 Adjustment to EBITDA reflects the removal of the Tab Gaming Division's revenue ($42.2 million) and operating expenses ($28.9 million) as referred to in section 5.5(b)(ii), and the net synergies of $38.2 million referred to in section 5.5(d) which have been adjusted for a depreciation synergy of $1.6 million.

6 Adjustment to depreciation and amortisation reflects the removal of the Tab Gaming Division depreciation ($20.5 million), as referred to in section 5.5(b)(ii), and the $1.6 million of depreciation synergies referred to in note 5 above.

7 Adjustment to amortisation of goodwill reflects the additional goodwill amortisation required to ensure the total amortisation is $41.0 million given Tab's existing goodwill as at the acquisition date is also assumed to be amortised over 20 years.

8 Adjustment to net interest expense reflects the interest expense at 7.2% on net acquisition debt of $234.1 million ($504.0 million acquisition debt including capitalised redundancy costs and transaction costs less proceeds from the sale of the Tab Gaming Division ($228.8 million) and $41.2 million in surplus assets, see section 5.5(b)(iv)) and the interest income on the $50.8 million in cash on hand at 31 December 2003 referred to in section 5.2(a)(iii).

9 Amortisation refers to amortisation of goodwill.

10 Excludes non-recurring redundancy and integration costs.

11 Adjustment to non-recurring items reflects the redundancy costs ($5.5 million) expensed and the integration costs ($5.0 million), as referred to in section 5.5(b)(i), tax effected.

12 Assumes a TABCORP interim dividend of 35 cents per TABCORP Share (as declared on 19 February 2004) and TABCORP's expected final dividend of 36 cents per TABCORP Share in respect of the year ending 30 June 2004.


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TAB
StarCity
CONRAD
JUPITERS

Section 6

Sources of Consideration

6. Sources of Consideration

6.1 Consideration under the Offer

The consideration for the acquisition of the Tab Shares to which the Offer relates will be satisfied partly in cash (in Australian dollars) and partly by the issue of TABCORP Shares.

6.2 Shares consideration

Even if Bidder acquires all of the Tab Shares, the number of TABCORP Shares to be issued to Tab Shareholders will vary depending on the TABCORP VWAP as determined over the VWAP Period. In order to illustrate the maximum numbers of TABCORP Shares which may be issued in connection with the Offer, the maximum numbers of TABCORP Shares referred to below in this section 6.2 have been calculated (except where otherwise indicated) on the basis that the TABCORP VWAP as determined over the VWAP Period is $11.36 or less. The number of TABCORP Shares which are in fact issued will be less than these figures if the TABCORP VWAP as determined over the VWAP Period is more than $11.36.

Based on the number of Tab Shares on issue as at the date of this Bidder's Statement, the maximum number of TABCORP Shares which may need to be issued in accordance with the Offer if acceptances were received for all Tab Shares is approximately 99,241,420 TABCORP Shares. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the maximum number of TABCORP Shares referred to in this paragraph would be approximately 90,219,472.)

In addition, if the holders of all Tab Options are able to exercise, and exercise, those options, and accept the Offer in respect of the Tab Shares issued to them, an additional 369,600 TABCORP Shares may need to be issued in accordance with the Offer. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the number of additional TABCORP Shares referred to in this paragraph would be 336,000.)

Accordingly, the maximum number of TABCORP Shares which may be required to settle acceptances under the Offer is approximately 99,611,020. (If the TABCORP VWAP over the VWAP Period was $12.50 or more, the maximum number of TABCORP Shares referred to in this paragraph would be approximately 90,555,472.)

6.3 Source of shares consideration

TABCORP has entered into an agreement with Bidder under which TABCORP has covenanted to issue the total number of TABCORP Shares required to settle acceptances under the Offer.

TABCORP has the capacity to issue the maximum number of TABCORP Shares which it may be required to issue under the Offer.

6.4 Cash consideration

Based on the number of Tab Shares on issue as at the date of this Bidder's Statement, the maximum amount of cash that would be payable by Bidder under the Offer if acceptances were received for all Tab Shares is approximately $902.2 million.

In addition, if the holders of all Tab Options are able to exercise, and exercise, those options, and accept the Offer in respect of the Tab Shares issued to them, an additional amount of $3.4 million will be payable by Bidder under the Offer.

Accordingly, the maximum cash amount which may be required to settle acceptances under the Offer is approximately $905.6 million.

6.5 Sources of cash consideration

(a) Overview of funding arrangements

Bidder will obtain the cash required by Bidder to settle acceptances under the Offer by making drawings under a loan facility (the ***Loan Facility***) which Bidder and other TABCORP Group companies will enter into with Barclays Bank PLC and Westpac Banking Corporation (together, the ***Banks***).

(b) Commitment letter and the Loan Facility

A binding commitment letter (the ***Commitment Letter***) has been signed by TABCORP and the Banks pursuant to which the Banks have agreed to enter into a formal agreement to provide the Loan Facility (the ***Loan Facility Agreement***) under which (subject to the terms of the Loan Facility Agreement) Bidder will be able to borrow:

- an amount which is in excess of the amount necessary to fully fund the cash required by Bidder to settle acceptances under the Offer, as well as all associated transaction costs; and
- an additional amount which can be used to refinance the current indebtedness of Tab. This amount will be used for that purpose if necessary.

Each Bank has agreed to provide one-half of the amount of the Loan Facility.

As part of the Commitment Letter, TABCORP and the Banks have agreed all of the material terms and conditions of the Loan Facility, with the remaining terms and conditions to be based on existing TABCORP Group loan documents. Each of the Banks has obtained all of the internal approvals necessary to provide the Loan Facility.

The Banks' commitment to provide the Loan Facility may be terminated by the Banks under the Commitment Letter if:

- there is a material adverse change in the business or financial condition of Tab and its subsidiaries (taken as a whole);
- the Loan Facility Agreement is not signed on or before 17 May 2004 (or such later date as the Banks may agree in writing);
- there is a material breach by TABCORP of the terms of the Commitment Letter;
- TABCORP does not proceed with the acquisition of Tab, or proceeds with the acquisition of Tab on a basis that is materially different to that outlined to the Banks (the proposed acquisition of Tab as outlined in this Bidder's Statement being consistent with that outlined to the Banks); or
- any material written information in relation to the Loan Facility or the ***Transaction*** (being the acquisition of Tab and the refinancing of the existing debt of Tab) provided by TABCORP or its advisers to a Bank or its advisers is inaccurate or incomplete in any material respect as at the date it was provided or as at the date (if any) at which it is stated.

These rights will not apply after the date the Loan Facility Agreement is executed.

(c) Conditions precedent

After the Loan Facility Agreement has been executed, the conditions precedent to the availability of funds under the Loan Facility (other than those which have already been satisfied) will be as follows:

- no event of default (see section 6.5(d)) or potential event of default under the Loan Facility is continuing or would result from the proposed loan;
- the representations and warranties given by TABCORP, Bidder and the guarantors under the Loan Facility are true in all material respects;
- the Banks have received the following in relation to the Offer:
  - evidence that:
    - the Offer has been declared by Bidder to be unconditional (and the Banks have received a copy of the announcement reflecting that the Offer has been declared unconditional); or
    - the defeating conditions set out in section 10.7 have been satisfied or waived by Bidder;
  - evidence that Bidder has obtained relevant interests in more than 50.0% of the Tab Shares;
  - a copy of the Bidder's Statement and any supplementary bidder's statement despatched to Tab Shareholders by Bidder;

- evidence that:
  - the TABCORP Board has approved the issue of TABCORP Shares required to facilitate the Transaction; and
  - the Loan Facility and the TABCORP Group's own funds are together sufficient to finance the entire cost of the Transaction;
- evidence that TABCORP has received all necessary statutory, corporate, regulatory, governmental, licensing and industry body consents and approvals (including but not limited to the approval and required amended legislation from the New South Wales government and approval of the ACCC) to enable the Transaction to proceed;
- a certificate from an authorised officer of TABCORP confirming that there is no litigation, governmental, administrative or judicial action, actual or to the best of their knowledge threatened, that could reasonably be expected to restrain or prevent the Transaction or other transactions contemplated by the Transaction from being completed (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act); and
- evidence that the acquisition of Tab is to be completed in a form and on a basis that is not materially different to that outlined to the Banks (the proposed acquisition of Tab as outlined in this Bidder's Statement being consistent with that outlined to the Banks);

- the Banks have received a legal opinion from their legal advisers in relation to the Loan Facility documents (which are the Loan Facility Agreement, a fee letter from the Banks and any other agreed documents); and
- certain other conditions precedent which are considered by TABCORP to be procedural in nature and which are within the sole control of the TABCORP Group.

(d) Events of default

An 'event of default' under the Loan Facility will occur if:

- TABCORP, Bidder or a guarantor fails to pay any sum payable under a Loan Facility document within three business days after notice of non-payment has been given;
- any representation or warranty made by TABCORP, Bidder or a guarantor is incorrect or misleading in any material respect and (if capable of being remedied) is not corrected within 15 business days after receiving notice to do so;
- any financial covenant given by TABCORP under a Loan Facility document is breached and is not remedied within 15 business days after receiving notice to do so;
- there is a breach of any obligation of TABCORP, Bidder or a guarantor under a Loan Facility document and such breach is not remedied within 15 business days after receiving notice to do so;
- an order is made for the winding-up of, or a liquidator, receiver, administrator or similar officer is appointed over the whole or a material part of the assets of TABCORP, Bidder or certain other material companies in the TABCORP Group (a ***Material TABCORP Group Subsidiary***) (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group (a ***Material Merged Group Subsidiary***)) or if any such company ceases to pay its debts generally, becomes insolvent or is declared insolvent or admits in writing its inability to pay its debts as and when they fall due;
- any distress or execution in an amount exceeding $25 million is levied or enforced upon or against any material part of the assets of TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) which, if not being contested in good faith, is not paid out or satisfied within 15 business days after that distress or execution is levied or enforced;
- any financial indebtedness of TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) becomes payable due to the occurrence of a default event or has not been paid when due, and such financial indebtedness exceeds $25 million;

- any material licence held by the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, by the Merged Group) is cancelled or suspended for a period of 14 consecutive days, or periods aggregating 30 days, prior to its stated term, and, if cancelled, is not replaced within 30 days;
- any event or circumstance occurs which is reasonably likely to have a material adverse effect on the ability of TABCORP, Bidder and the guarantors (taken as a whole) to perform their obligations under the Loan Facility documents;
- TABCORP, Bidder or any Material TABCORP Group Subsidiary (and, if control of Tab is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) enters into or makes any arrangement with its creditors as contemplated in Part 5.1 of the Corporations Act;
- TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group) reduces or attempts to reduce its capital (excluding certain redeemable shares) which if it was so reduced is reasonably likely to have a material adverse effect;
- TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, any member of the Merged Group) ceases, or threatens to cease, to carry on its business which if it did cease is reasonably likely to have a material adverse effect;
- an inspector is appointed under the Corporations Act or the *Australian Securities and Investments Commission Act 2001* (Cth) to investigate all or any part of the affairs of TABCORP or any member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, any member of the Merged Group) in relation to a possible contravention by it of that legislation, and that appointment is reasonably likely to have a material adverse effect;
- Bidder or any guarantor (other than TABCORP) is not or ceases to be a subsidiary of TABCORP;
- it is or becomes unlawful for TABCORP, Bidder or any guarantor to perform any of its obligations (other than immaterial obligations) under the Loan Facility documents; or
- TABCORP, Bidder or any guarantor repudiates a Loan Facility document or evidences an intention to repudiate a Loan Facility document.

(e) Representations and warranties

The representations and warranties given by TABCORP, Bidder and the guarantors to the Banks are considered by TABCORP to be normal representations and warranties applicable to banking arrangements of this type.

(f) Period of commitment

The obligations of the Banks to make loans under the Loan Facility will, if the loans have not already been made, terminate on the earliest to occur of:

- the date which is six months after the date the Loan Facility Agreement is executed or such later date as may be agreed by the Banks (such agreement not to be unreasonably withheld if the Offer remains open for acceptance six months after the Loan Facility Agreement is executed and such agreement not to be withheld if at that date Bidder is engaging in, or is entitled (and intends) to engage in, the compulsory acquisition of Tab Shares under Chapter 6A of the Corporations Act); and
- the date the Offer lapses or is withdrawn or terminated.

(g) Repayment

Funds made available under the Loan Facility will be due to be repaid 364 days after the date the Loan Facility Agreement is signed. Early repayment may be required if an event of default under the Loan Facility occurs.

If any person or persons obtain voting power in TABCORP of more than 50%, the Loan Facility will be cancelled within 90 days and Bidder must repay all loans outstanding under the Loan Facility unless each Bank otherwise agrees.

As indicated in sections 1.5(c) and 1.5(d), there are various restrictions currently in existence which prevent any person from obtaining voting power of more than 10% in TABCORP.

(h) Guarantee

The amounts owing under the Loan Facility will be unconditionally guaranteed by TABCORP and certain other companies in the TABCORP Group.

(i) Other

Under the Loan Facility, TABCORP will give certain financial covenants and a negative pledge (which are discussed in Annexure G) in favour of the Banks.

6.6 Provision of consideration

On the basis of the arrangements described in this section 6, Bidder and TABCORP are of the opinion that they have a reasonable basis for holding the view, and hold the view, that Bidder will be able to provide the consideration offered under the Offer.


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TAB
CONRAD
JUPITERS

Section 7

Tax Considerations

7. Tax Considerations

7.1 Introduction

The following is a general description of the Australian income and CGT consequences for Tab Shareholders of their acceptance of the Offer. The comments set out below are relevant only to those Tab Shareholders who hold their Tab Shares as capital assets for the purpose of investment and not in connection with the conduct of a business (and only to that extent).

Certain Tab Shareholders (such as those engaged in a business of trading or investment, those who acquired their Tab Shares for the purpose of resale at a profit or those which are banks, insurance companies, tax exempt organisations, superannuation funds, or persons who acquired their Tab Shares in respect of their employment with the Tab Group (including under the Tab Share Option Plan)) will or may be subject to special or different tax consequences peculiar to their circumstances, and they should accordingly seek specialist advice tailored to those circumstances.

Tab Shareholders who are not resident in Australia for tax purposes should also take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. The following summary is intended only for Australian resident Tab Shareholders.

There may also be additional tax consequences to be considered by Tab Shareholders who acquired their Tab Shares under the Tab Employee Performance Share Plan or the Tab Employee Savings Share Plan. Whilst this Bidder's Statement does not purport to address the tax consequences for such Tab Shareholders, it is noted that section 3.2 of Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer contains some discussion by Tab on this matter.

The following description is based upon the law in effect as at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Tab Shareholder. Tab Shareholders should seek independent professional advice about their own particular circumstances.

7.2 Acceptance of the Offer and disposal of Tab Shares

(a) Capital gains tax

(i) Acceptance of the Offer and disposal of Tab Shares

Acceptance of the Offer will involve the disposal by Tab Shareholders of their Tab Shares, by way of transfer to Bidder. This change in the ownership of the Tab Shares will constitute a CGT event for Australian CGT purposes (but see below for a description of rollover relief).

Australian resident Tab Shareholders may make a capital gain or capital loss on the transfer of their Tab Shares, depending on whether their capital proceeds from the disposal are more than the cost base (or in some cases indexed cost base) of those Tab Shares, or whether those capital proceeds are less than the reduced cost base of those Tab Shares.

The capital proceeds of the CGT event will be the sum of the amount of money and the value of the TABCORP Shares received by the Tab Shareholder in respect of the disposal of their Tab Shares pursuant to the Offer. For these purposes, the value of the TABCORP Shares will be their market value on the date when the contract for the disposal is entered into (which is the later of the date on which a Tab Shareholder accepts the Offer and the date on which the conditions in sections 10.7(b)(i) and 10.7(b)(ii) are satisfied or waived).

The cost base of the Tab Shares is generally their cost of acquisition. Certain other amounts associated with acquisition and disposal (such as brokerage or stamp duty) may be added to the cost base.

Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. If so, that net capital gain is included in assessable income and is subject to income tax. However, a 'CGT Discount' may be available to reduce the taxable gain for certain Tab Shareholders (see further below).

Capital losses may not be deducted against other income for income tax purposes, but may be carried forward to be offset against future capital gains.

In general, if a Tab Share has been held for less than 12 months before disposal, the capital gain or loss is calculated on the difference between the capital proceeds and the cost base for the share.

Indexation and discounting

If a Tab Share has been held for 12 months or more before disposal, the capital gain or loss will be calculated using one of the methods described below:

- If the Tab Share was acquired *at or before* 11.45 am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, which may be indexed for inflation up to 30 September 1999. However, if the relevant Tab Share is held by an individual, complying superannuation entity or trust, that shareholder must elect to use indexation, if they wish to do so, in which case they are not entitled to claim a 'CGT Discount' (as discussed below).
- If the Tab Share was acquired *after* 11.45 am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, with no indexation. If such shares are held by an individual, a complying superannuation entity or a trust for 12 months or more before disposal, those shareholders may also be able to claim a 'CGT Discount'.

  If a Tab Shareholder is an individual, complying superannuation entity or trust and held their Tab Shares for 12 months or more before accepting the Offer, they will be entitled to a 'CGT Discount' for Tab Shares disposed of under the Offer, if they have not elected to use indexation of their cost base (as described above). The 'CGT Discount' entitles such shareholders to reduce their capital gain on those shares (after deducting available capital losses of the shareholder) by half, in the case of individuals and trusts, or by one-third in the case of complying superannuation entities. However, trustees should seek specific advice regarding the tax consequences of distributions attributable to discounted capital gains.

The 'CGT Discount' is not available to companies, nor does it apply to Tab Shares held for less than 12 months. Special rules apply to determine if shares have been held for the requisite period. Tab Shareholders should seek their own advice on this.

Rollover relief

If as a result of the Offer Bidder owns 80% or more of the Tab Shares, Tab Shareholders who would make an Australian capital gain from their disposal of Tab Shares pursuant to the Offer may elect a rollover under which a proportion of that capital gain will be disregarded and effectively deferred until they dispose of any TABCORP Shares which they acquire under the Offer.

Under the Offer, Tab Shareholders (other than Foreign Shareholders) will receive a combination of cash and TABCORP Shares for their holding of Tab Shares. The rollover relief will only be available to the extent the consideration for the disposal of their Tab Shares is in the form of TABCORP Shares. Rollover relief will not be available to the extent the consideration is paid in cash. A capital gain relevant to the cash portion received will be subject to CGT.

Specifically for those shareholders who would ordinarily have realised a capital gain as a result of participating in the Offer (ignoring indexation and discounting (discussed above)), the capital gain under the partial rollover will be calculated as follows:

$$\text{capital gain for all ordinary shares held} = \text{cash consideration received under the Offer} \text{ less } \left\{ \frac{\text{cash consideration received under the Offer}}{\text{cash consideration received under the Offer} + \text{market value of all TABCORP Shares received under the Offer}} \times \text{cost base of all Tab Shares transferred} \right\}$$

7. Tax Considerations (cont'd)

In broad terms, and ignoring indexation and discounting (discussed above), shareholders will only be taxed on a proportion of the capital gain. The proportion of the capital gain which is taxable will equal the cash proportion of the total value of the Offer.

Making the rollover election will affect the cost base of the TABCORP Shares acquired by the Tab Shareholder and this will affect the tax consequences of a future disposal of those TABCORP Shares (see section 7.2(a)(ii)).

Non-resident shareholders

Tab Shareholders who are not resident in Australia for income tax purposes are generally not subject to Australian CGT on the disposal of Tab Shares if they and their associates have not held 10% or more (by value) of the issued Tab Shares at any time in the five years preceding the disposal of their Tab Shares.

(ii) Disposal of TABCORP Shares

The disposal of TABCORP Shares will be subject to the same Australian CGT consequences as are described above in relation to the disposal of Tab Shares, subject to the following differences in the case of a Tab Shareholder who elected a rollover in relation to the exchange of Tab Shares for TABCORP Shares.

For those shareholders, the cost base of the TABCORP Shares will be calculated as follows:


cost base for all TABCORP Shares received under the Offer
=
cost base for all Tab Shares previously held
less
cash consideration received under the Offer
cash consideration received under the Offer
+
market value of all TABCORP Shares received under the Offer
x
cost base of all Tab Shares transferred

Because the TABCORP Shares will have been acquired after 21 September 1999, there is no indexation adjustment made to their cost base. However, Tab Shareholders who are individuals, complying superannuation entities or trusts may determine their compliance with the 12 month ownership requirement for discount capital gain treatment (as to which, see section 7.2(a)(i)) by reference to the period of time from their acquisition of Tab Shares until their disposal of the TABCORP Shares which they received under the Offer.

Where rollover was not elected for, or was not applicable to, the disposal of Tab Shares, the cost base of the TABCORP Shares which are received under the Offer is the value of the Tab Shares at the date of entry into the contract for acquisition of the TABCORP Shares (which is the later of the date on which a Tab Shareholder accepts the Offer and the date on which the conditions in sections 10.7(b)(i) and 10.7(b)(ii) are satisfied or waived).

(iii) Disposal of TABCORP Shares under the Share Sale Facility

Subject to the following two qualifications, the disposal of TABCORP Shares by Tab Shareholders who elect to participate in the Share Sale Facility will be subject to the same Australian CGT consequences as are described above in relation to the disposal of Tab Shares. First, because the TABCORP Shares will have been acquired by the Tab Shareholder after 21 September 1999, there will be no indexation adjustment made to their cost base. Second, because the TABCORP Shares will have been acquired on the date on which the contract for the disposal of the Tab Shares was entered into, unless the Tab Shareholder elected to use the rollover in relation to the exchange of Tab Shares for TABCORP Shares (discussed below), the TABCORP Shares will not have been held for 12 months before the sale of the TABCORP Shares under the Share Sale Facility. In these circumstances, the 'CGT Discount' will not be available to Tab Shareholders who participate in the Share Sale Facility as the minimum holding requirement will not be satisfied.

Where the Tab Shareholder elects to use the rollover in relation to the exchange of Tab Shares for TABCORP Shares, for the purposes of determining eligibility for the 'CGT Discount', the time of acquisition of the TABCORP Shares will be treated as being the time at which the Tab Shareholder acquired the original Tab Shares that they exchanged in the rollover. Therefore, where a Tab Shareholder who elected to use the rollover held their Tab Shares for 12 months or more before the sale of their TABCORP Shares under the Share Sale Facility, provided the Tab Shareholder is an individual, complying superannuation entity or trust, it will be entitled to discount capital gain treatment.

(b) Ownership of TABCORP Shares

The Australian tax consequences of ownership of TABCORP Shares are essentially the same as the Australian tax consequences of ownership of Tab Shares, depending upon the extent to which dividends are franked. Australian resident shareholders must include dividends in their assessable income and, to the extent that those dividends are franked, resident individual shareholders must include in their assessable incomes an additional amount equivalent to the underlying franking credit. Those individual shareholders are, however, entitled to a rebate of tax equal to the amount of that franking credit.

Non-resident shareholders are exempt from Australian income and withholding tax in respect of dividends paid by TABCORP, to the extent that those dividends are franked. To the extent that those dividends are not franked, non-resident shareholders are subject to dividend withholding tax at the rate of either 30% of the gross amount of the dividend or, in the case of non-resident shareholders who are entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty, that reduced rate, which in most cases is 15%.

(c) Stamp duty

Tab Shareholders who accept the Offer will not be required to pay any stamp duty on the disposal of their Tab Shares under the Offer, on the acquisition of TABCORP Shares under the Offer or on a subsequent disposal of TABCORP Shares.

(d) GST

None of the following transactions is subject to GST:

- the transfer of Tab Shares pursuant to the Offer (except brokerage);
- the payment of dividends on TABCORP Shares; and
- a subsequent disposal of TABCORP Shares (except brokerage).

This page has been left blank intentionally.


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TAB
StarCity
CONRAD
JUPITERS

Section 8

Investment Risks

8. Investment Risks

8.1 Introduction

There are many factors that may influence the price of TABCORP Shares and future dividends paid on TABCORP Shares, including those that:

- apply to investments generally;
- apply, and will continue to apply, specifically to the business of the Tab Group;
- apply, and will continue to apply, specifically to the business of the TABCORP Group; and
- arise, or may arise, from a combination of the TABCORP Group and the Tab Group.

Some of the specific risks can be mitigated by the use of safeguards and appropriate controls whilst others are likely to remain outside the control of the TABCORP Group and the Merged Group.

Tab Shareholders who accept the Offer (other than Foreign Shareholders) will receive TABCORP Shares as part of the consideration for their Tab Shares. It is therefore important to be aware of risks that may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares, which include those set out below.

8.2 Effect of occurrence of risk factors

The occurrence of any of the risk factors set out in this section 8 may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares. Many of the factors discussed will be beyond the control of the Merged Group.

8.3 General risk factors

The performance of the Merged Group and the value of TABCORP Shares will depend upon discretionary spending by businesses and individuals and changes in economic factors (such as interest rates and inflation, employment levels and consumer costs, consumer spending, consumer sentiment and market volatility).

The financial performance of the TABCORP Group and the Merged Group and the value of TABCORP Shares could also fluctuate in response to factors such as actual or anticipated variations in the operating results of the TABCORP Group and the Merged Group, the introduction of new products or services by the TABCORP Group and the Merged Group or by competitors, conditions or trends in the casino, gaming and wagering industries, government or public action adverse to those industries, changes in market valuations of other gaming companies, additions or departures of key personnel, industrial activity by employees and high volume sales of TABCORP Shares. Many such factors will be beyond the control of the TABCORP Group and the Merged Group.

8.4 Specific risk factors relating to the Tab Group

The prospectus for the offer of Tab Shares dated 4 May 1998 and various public announcements by Tab have informed Tab Shareholders of risks inherent in an investment in Tab Shares. If Bidder acquires a significant interest in Tab, it will be subject to those risks. Due to Bidder's limited knowledge about the businesses of the Tab Group (such knowledge being limited to public information about Tab and a financial due diligence investigation reviewing selected non-public information about the Tab Group provided by Tab), additional risks may exist in relation to those businesses and the Tab Group which are not known to Bidder.

Some of the other risks relating to the Tab Group which may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares correspond to the specific risk factors in relation to the TABCORP Group which are set out in section 8.5 (including risks relating to the dependence of the Tab Group on government policy, to the licences granted to it, to its arrangements with NSW Racing, to its computer systems and to the competitive environment in which the Tab Group operates).

8.5 Specific risk factors relating to the TABCORP Group and the Merged Group

(a) Wagering and Gaming Licences

TABCORP's operations in Victoria are carried out under two licences (the Wagering Licence and the Gaming Licence) which expire in 2012 (unless earlier cancelled). Prior to the expiry of the licences, the Gaming and Betting Act contemplates that new wagering and gaming licences will be able to be applied for and may be granted. TABCORP will be able to apply for any such new licences (unless the Wagering Licence or the Gaming Licence has been cancelled).

TABCORP intends to apply to renew the Wagering Licence and the Gaming Licence. However, it is possible that a person other than TABCORP may successfully acquire new licences under the Gaming and Betting Act. It is also possible that new licences may be issued on terms different to the terms of the existing licences. Section 1.5(b)(i) explains the status of the licence renewal process as at the date of this Bidder's Statement.

On the grant of any such new licences under the Gaming and Betting Act, TABCORP will be entitled to a payment from the State of Victoria calculated as described in section 1.5(b)(i). It is possible that factors such as those set out in section 8.5(b) might result in the consideration received by TABCORP in these circumstances being less than 85% of the original amount paid for TABCORP's existing licences or the value of the above entitlement being reduced.

The outcome of the licence renewal process is a risk factor.

(b) Regulation

(i) General

The activities of the TABCORP Group are operated, and the activities of the Merged Group will operate, in highly regulated industries. The gambling activities that they conduct, and will conduct, and the level of competition that they experience, and will experience, depend to a significant extent on:

- the licences granted to the TABCORP Group and the Merged Group; and
- government policy and the manner in which the relevant governments exercise their broad powers in relation to the manner in which the relevant businesses are conducted.

Changes in legislation, regulation or government policy may have an adverse impact on the Merged Group's financial performance and may adversely affect the market price of TABCORP Shares.

The regulatory environment in which the TABCORP Group currently operates is discussed in section 1.5.

Potential changes which will affect the value of the licences granted to the TABCORP Group and the Merged Group and the value of TABCORP Shares include:

- changes in State casino, wagering and gaming tax rates and levies;
- the grant of additional gambling licences;
- variations to permitted deduction rates and returns to players on gaming machines and table games;
- changes to the restrictions on the number, type and location of gaming machines and gaming venues;
- changes to the conditions in which venues offering products of the TABCORP Group and the Merged Group must operate; and
- the introduction of smoking bans (similar to those introduced in Victoria from 1 September 2002 which contributed to a decline in gaming revenue) in jurisdictions in which the Merged Group operates.

(ii) Changes to the regulatory environment in Victoria

Further changes to the regulatory environment in Victoria which have been made or foreshadowed and which may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares include:

- a prohibition on 24 hour gaming, except in limited circumstances;
- regional capping, which limits the number of gaming machines in certain regional areas;
- measures such as banning $100 note acceptors on gaming machines (a ban applies to all new games approved after 1 January 2003 and will apply to all games from 1 January 2008), limiting spin rates, the introduction of bet limits of $10 (the limit applies to all new games approved after 1 January 2003 and will apply to all games from 1 January 2008) and the regulation of loyalty card schemes, for example, to allow participants to set spend limits (effective from 1 July 2003); and
- the introduction of restrictions under the Gambling Regulation Act that are discussed in section 1.5(b)(ii).

(iii) Taxes and levies applicable to Star City Casino

The New South Wales government can review the casino duty and community benefit levy arrangements applying to the Star City Casino business on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement (see section 1.6(c)). This may result in an increase in the taxes or levies payable by Star City in respect of the Star City Casino business. Such an increase is a risk factor.

(c) Star City Casino

After 13 September 2007, the New South Wales government may or may not issue further licences to conduct the specified table games with gambling chips that are currently covered by the exclusivity arrangements in the NSW Casino Licence (see section 1.5(b)(iii)). If one or more additional licences are issued, then operators of such casino table games may compete in the New South Wales market currently held exclusively by Star City. This is a risk factor.

(d) Queensland Casino Licences

Jupiters has the exclusive right to operate a casino within a 60 kilometre radius of Conrad Treasury Hotel-Casino until 11 April 2005 (see section 1.2(d)(iv)).

The casino licences held by Jupiters Custodian Pty Ltd (as trustee of the Jupiters Trust) and Breakwater Island Limited (as responsible entity for the Breakwater Island Trust), which permit the TABCORP Group to operate, respectively, Conrad Jupiters Hotel-Casino and Jupiters Townsville Casino, are non-exclusive.

After 11 April 2005, the Queensland government may or may not issue further licences to operate a casino within a 60 kilometre radius of Conrad Treasury Hotel-Casino. Before or after then, the Queensland government may or may not issue further licences to operate a casino elsewhere in Queensland. The possibility of additional casino licences being granted in Queensland is a risk factor.

(e) New South Wales and Queensland Keno licences and Queensland monitoring licence

TABCORP and Bidder cannot be certain:

- whether:
  - the Keno licences that the TABCORP Group holds in New South Wales and Queensland will be renewed when they expire in July 2007 and June 2022 respectively; or
  - the Queensland gaming machine monitoring licence will be renewed when it expires in August 2007;
- if they are renewed, when they will be renewed by the relevant State governments; or
- that licences will not be issued to competing third parties. The specific risk in relation to the issue of a competing Keno licence in Queensland to Golden Casket is discussed in section 1.5(b)(vi).

The potential for the non-renewal of these gaming licences or the issue of licences to competing third parties is a risk factor.

(f) Disciplinary action and cancellation of the wagering, gaming and casino licences

In certain situations, the Wagering Licence and the Gaming Licence, the NSW Casino Licence and the Queensland Casino Licences may be cancelled. Information in relation to these situations is set out in section 1.5(b). No member of the TABCORP Group has been advised of the existence of any circumstance which could give rise to the cancellation of any of those licences.

The NSW Casino Control Authority is required to conduct, at intervals of no greater than three years, a review of Star City. Section 1.5(b)(iii) discusses the outcome of the most recent review.

The potential for any of the licences referred to above to be cancelled is a risk factor.

(g) Divestiture of shares in subsidiaries

In addition to the ability of regulatory authorities to cancel licences held by the TABCORP Group in certain circumstances, in other instances the NSW Casino Control Authority and/or the Queensland Minister can compel the divestiture by the TABCORP Group of certain of TABCORP's subsidiaries (see sections 1.5(e) and 1.5(f)). Those circumstances might include a change in the shareholders or directors of TABCORP. For example, an action by the NSW Casino Control Authority might result in the TABCORP Group ceasing to own the Star City Casino business. Similarly, an action by the Queensland Minister might result in the TABCORP Group ceasing to own one or more of the businesses conducted by the Jupiters Group (including the Jupiters casino businesses and the Jupiters Keno business). While the Jupiters Group is owned through TABCORP Participant, Bidder considers it unlikely that the Queensland Minister would seek to take any action which would result in the TABCORP Group ceasing to own the Star City Casino business or TABCORP's Victorian businesses (which are also presently owned through TABCORP Participant). The potential for the TABCORP Group to be required to dispose of shares in the companies owning any of its businesses is a risk factor.

(h) Gold Coast Convention and Exhibition Centre

Jupiters is currently developing, on behalf of the State of Queensland, the GCCEC. Although the project is government funded, Jupiters bears certain costs of the project, which is due to open in 2004. TABCORP currently expects the costs for which Jupiters is responsible to be approximately $15.5 million (see section 1.6(f)), which is in line with the original construction budget.

Although Jupiters will not own the complex, under the terms of the management agreement with the State of Queensland, Jupiters will be responsible for any operating losses incurred by the complex, subject to Jupiters being entitled to recover any losses from future operating surpluses of the complex.

Actual costs of construction that are in excess of the original construction budget or operating losses are risk factors.

(i) System risk

The TABCORP Group and the Merged Group place, and will continue to place, significant reliance on their computer systems for their ongoing operations. A prolonged failure of the computer systems supporting or operated by the TABCORP Group or the Merged Group would result in a significant loss of revenue and profit to the TABCORP Group or the Merged Group. The potential for such an event to occur is a risk factor. However, in this regard the TABCORP Group has in place disaster recovery systems and plans to mitigate this risk for its core existing operations.

(j) Competition

In general, gambling competes with other consumer products for consumers' discretionary expenditure and in particular with other forms of leisure and entertainment including cinema, restaurants, sporting events and pay television.

TABCORP's wagering division competes with providers of Victorian based gambling products such as gaming machines, Crown Casino, bookmakers and lotteries. The wagering division also competes with those interstate and international wagering operations who accept bets over the telephone or internet, including local and international providers of fixed odds sportsbetting who distribute their products via the internet, such as betting exchanges. The telephone betting segment of the wagering division is experiencing increasing competition from bookmakers as the minimum phone bet able to be taken by Victorian bookmakers has been progressively reducing (it is currently $50), culminating in there being no minimum from 1 July 2004. TABCORP's network games compete against other gambling products in the respective States.

TABCORP's gaming division competes with Crown Casino, Tattersall's and providers of other Victorian based gambling products such as wagering and lotteries, as well as internet gambling providers.

The TABCORP Group's casinos compete in different markets on a number of levels. Their gambling operations compete to a certain extent with interstate and overseas casinos (in particular Conrad Treasury Hotel-Casino and Conrad Jupiters Hotel-Casino, which compete for premium players) and gambling providers, pubs and clubs which offer electronic gaming machines, internet gambling providers and other providers of gambling products such as wagering and lotteries. The casinos also compete with other venues in their respective States as providers of hotel accommodation, entertainment, and food and beverages.

If the TABCORP Group and the Merged Group do not adequately respond to the competition which they face, there may be a change in consumer spending patterns which may have an adverse impact on the Merged Group's financial performance and may adversely affect the market price of TABCORP Shares.

(k) Racing product

TABCORP's wagering division is reliant on the Victorian and interstate racing industries providing a program of events for the purposes of wagering. A significant decline in the quality or number of horses, or number of events, would have a significant adverse effect on wagering revenue. The potential for such an occurrence is a risk factor.

In addition, none of the Australian racing clubs currently charge interstate totalizator operators for the provision of their racing product. The potential for a change to this situation is a risk factor.

(l) Gaming machine product

The casino and gaming divisions of the TABCORP Group and Merged Group are, and will be, dependent on third party gaming machine suppliers for gaming machines. Consequently, any delay in the supply of gaming machines, or change in customer tastes that are not reflected in the gaming machine offering, is a risk factor.

(m) Shareholding limitations and other matters may discourage takeover opportunities

Sections 1.5(c), 1.5(d) and 8.6(e) discuss provisions restricting any person from acquiring voting power of more than 10% in TABCORP. Section 9.7(a)(ix) discusses the proposed change to the Racing Distribution Agreement pursuant to which NSW Racing would be entitled to terminate the Racing Distribution Agreement if TABCORP ceased to be admitted to the official list of ASX (which would most likely occur following any successful takeover bid for, or other acquisition of, all of the TABCORP Shares). These restrictions and that termination right could impede any merger, consolidation, takeover or other business combination involving the Merged Group or discourage a potential acquirer from making a takeover bid for or otherwise attempting to gain control of TABCORP.

(n) Premium player business

Commission premium player business is highly volatile. Although the Jupiters Group has historically achieved theoretical win rates over time, during the course of each year the Jupiters Group can enjoy significant wins and sustain significant losses. The volatility of commission premium player business in the future may result in periodic declines in the Merged Group's financial performance and may adversely affect the value of TABCORP Shares.

(o) Jupiters integration

The acquisition of the Jupiters Group by the TABCORP Group (as it was at the relevant time) was completed on 13 November 2003. The integration of the Jupiters Group into the TABCORP Group is substantially completed with the accounting and financial systems effectively integrated, the management structures implemented and significant progress made with respect to the cultural integration. The value of the synergies identified and/or achieved is well ahead of the amounts identified at the time of the Jupiters Merger.

The full integration of the management of Conrad Jupiters Hotel-Casino and Conrad Treasury Hotel-Casino remains subject to reaching agreement with BI Gaming. As noted in section 1.2(d)(i), TABCORP is in discussions with Caesars Entertainment in relation to these contracts. The full integration of these two casinos may negatively impact customers, employees and suppliers. This is a risk factor.

8.6 Risks relating to the Offer

(a) Issue of TABCORP Shares

Pursuant to the Offer, TABCORP will issue a significant number of new TABCORP Shares. Some Tab Shareholders may not wish to continue to hold TABCORP Shares which they receive and may sell them on ASX or under the Share Sale Facility. Further, a nominee appointed by TABCORP (and approved by ASIC) will be issued any TABCORP Shares attributable under the Offer to Foreign Shareholders and will sell them in accordance with the terms of the Offer.

If a significant number of Tab Shareholders sell their TABCORP Shares (whether under the Share Sale Facility or otherwise), or there is a significant number of Tab Shares held by Foreign Shareholders (resulting in a significant number of TABCORP Shares being sold by the nominee), the price at which TABCORP Shares are traded on ASX may be adversely affected.

(b) Market fluctuations

Tab Shareholders are being offered consideration pursuant to the Offer which consists partly of a number of TABCORP Shares (to be determined in accordance with section 10.1(b)). As a result, the market value of the TABCORP Shares received pursuant to the Offer will fluctuate depending on the price at which those shares trade on ASX. Accordingly, the market value of TABCORP Shares at the time at which they are received by Tab Shareholders who accept the Offer may vary significantly from their market value at any other time.

(c) Less than 100% ownership

As discussed in section 4.4, it is possible that Bidder will acquire relevant interests in less than 100% of the Tab Shares as a result of the Offer. The impact on the Merged Group of acquiring relevant interests in less than 100% of the Tab Shares will depend on the ultimate level of ownership achieved. In this regard:

- sections 4.3 and 4.4 show how TABCORP's intentions will differ depending on the level of ownership achieved by Bidder; and
- section 5.5(d) indicates that, even if Bidder only acquires relevant interests in 50.1% of the Tab Shares, the majority of the synergies and efficiencies are still expected to be achieved (subject to the risks relating to the achievement of the synergies and efficiencies referred to in section 8.6(d)).

It is noted that a shareholding of less than 100% of the Tab Shares will, amongst other things:

- reduce the ability of the TABCORP Group to access the profits of Tab; and
- limit the ability of Tab generally to function as a member of the TABCORP Group.

A shareholding level of less than 100% may also result in TABCORP being unable to procure the Tab Group to perform certain obligations contemplated by the Racing Heads of Agreement (and which are to be documented in a formal agreement between TABCORP and NSW Racing), as the directors of companies within the Tab Group will need to have regard to the interests of shareholders outside the TABCORP Group (see generally section 4.6). In that event, TABCORP will need to bear the cost of performing, or making good, the relevant obligation, notwithstanding that the TABCORP Group does not own 100% of the Tab Shares (and, thus, will not be receiving 100% of the benefit of NSW Racing's undertakings under the Tab Group's arrangements with NSW Racing). The occurrence of such circumstances may have a material adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares.

8. Investment Risks (cont'd)

(d) Synergies and efficiencies

TABCORP's ability to realise certain of the synergies and efficiencies described in section 5.5(b)(i) will depend on its ability to obtain certain approvals (including for the merging of the wagering software (see section 4.3(g))). In particular, its ability to achieve the synergies relating to pooling will depend on the regulatory and other approvals discussed in section 4.3(i) being obtained.

A failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group and, therefore, on the value of TABCORP Shares.

(e) Shareholder restrictions in relation to the Tab Totalizator Licences

If Bidder becomes the Nominated Company and acquires control of Tab, following the commencement of the Totalizator Amendment Act it will be a condition of the Tab Totalizator Licences that no person holds more than 10% of the total number of voting shares in TABCORP (see section 9.6(a)).

In addition to the shareholding restrictions that apply under the Gaming and Betting Act (see sections 1.5(c) and 1.5(d)(i)), TABCORP's constitution presently contains provisions which prohibit persons from having voting power in TABCORP of more than 10% (see sections 1.5(c) and 1.5(d)(ii)). However, TABCORP Shares are traded on ASX and, as such, it may not be possible for TABCORP to prevent a person from acquiring a shareholding in TABCORP in excess of the 10% limitation. As discussed in section 1.5(d)(ii), there are provisions in TABCORP's constitution which will enable it, in certain circumstances, to require divestment of the offending part of a person's shareholding, but these provisions will only operate after a breach of the shareholding restrictions has occurred.

If Bidder acquires control of Tab and there is a breach of any of the conditions attached to the Tab Totalizator Licences (including as a consequence of a person acquiring voting power of more than 10% in TABCORP), the NSW Racing Minister could take disciplinary action against Tab under the Totalizator Act. Disciplinary action may include any one or more of the imposition of a fine, the suspension or cancellation of the Tab Totalizator Licences and the amendment of the conditions attached to the Tab Totalizator Licences.

Any such disciplinary action may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

As an alternative to disciplinary action, the NSW Racing Minister may first direct Tab to take action to rectify the relevant circumstances. This might include requiring the Tab Board to divest Bidder of its Tab Shares in accordance with the terms of Tab's constitution. The Racing Heads of Agreement contemplates that the Racing Distribution Agreement will be amended so that NSW Racing will be entitled to terminate the Racing Distribution Agreement if a member of the TABCORP Group ceases to own the majority of Tab Shares or if TABCORP otherwise ceases to control Tab. Accordingly, it is possible that the Tab Board may be required to force the divestment by Bidder of its Tab Shares in circumstances where the value of one of Tab's material assets (being the Racing Distribution Agreement) is uncertain (including because NSW Racing may seek to terminate the Racing Distribution Agreement). This might impact on the value which Bidder realises for its Tab Shares on a forced divestment and may have an adverse impact on the value of TABCORP Shares.

(f) Suspension of the Nominated Company exemption

Section 9.6(a) discusses circumstances in which, on not less than three months' notice, the exemption from the Tab Shareholder Restrictions for the Nominated Company is to be suspended by the NSW Racing Minister. If such a notice is issued by the NSW Racing Minister and the circumstances leading to its issue are not rectified before the suspension takes effect then, amongst other things, TABCORP and Bidder would be in breach of the shareholding restrictions contained in the Totalizator Act and, consequently, the NSW Racing Minister could avail itself of the divestiture provisions contained in the Totalizator Act and require Bidder to dispose of its shares in Tab, and disciplinary action may be taken in respect of the Tab Totalizator Licences if the TABCORP Group held the NSW Casino Licence at the relevant time.

In these circumstances, assuming that the amendments to the Racing Distribution Agreement contemplated by the Racing Heads of Agreement are made (see section 9.7), NSW Racing would also be entitled to terminate the Racing Distribution Agreement.

Accordingly, such action by the NSW Racing Minister may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

(g) Integration risks

Possible synergies and efficiencies which may arise if Bidder acquires all of the Tab Shares under the Offer are described in section 5.5(b)(i). Bidder expects that value can be added for shareholders of the Merged Group by the efficient and timely integration of the Tab Group and the TABCORP Group.

In addition, the conduct and timing of the integration of Tab and TABCORP would depend on the results of the operational reviews referred to in sections 4.3(k) and 4.4(e) (as appropriate). However, the risk exists that any integration may take longer than expected or that the extraction of efficiencies is less than estimated at the time of the operational review.

There is also a risk that, if the integration of the Merged Group is not completed in a timely manner, it will negatively affect key stakeholders such as customers, employees and suppliers.

Bidder expects to manage this risk by careful planning and the appointment of a dedicated integration team. If it is not able to do so successfully, this may have an adverse impact on the Merged Group's financial performance and the value of TABCORP Shares.

(h) Sky Channel

As indicated in section 3.2, Sky Channel is Tab's commercial satellite broadcasting and domestic pay television service that telecasts various race meetings and other sporting events throughout Australia and internationally. The events broadcast on Sky Channel are arranged and operated by various racing clubs and other organisations. Sky Channel's broadcast rights are contained in supply contracts with these parties, and Sky Channel pays certain amounts in return for these rights. Bidder understands that the various supply contracts are scheduled to terminate at various dates. Currently there is no competition for Sky Channel as the broadcaster of these events.

If:

- new supply contracts are negotiated by Sky Channel on terms which are materially less favourable to Sky Channel than those currently in place (as amended in the manner contemplated by the Racing Heads of Agreement) (including, for example, because they require higher payments from Sky Channel); and/or
- a competing broadcaster to Sky Channel is established,

this may have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares.

In this context, there is a discussion in section 9.8 of current negotiations between Sky Channel Pty Ltd and certain of the racing clubs whose races it broadcasts and the impact that those negotiations may have in relation to the Offer.

(i) Loss of key staff

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by Bidder of a controlling interest in Tab. This is a risk factor until any skills that are lost are adequately replaced.

(j) Leverage of the Merged Group

If Bidder acquires all of the Tab Shares pursuant to the Offer, it is estimated that the Merged Group will have gross borrowings of approximately $3,042 million. This represents an adjusted net debt to EBITDA ratio of 3.0 times for the Merged Group based on the pro-forma consolidated statement of financial position summarised in section 5.2 compared with 2.6 times for the TABCORP Group on a stand alone basis. These calculations are on the basis of the Jupiters Group being part of the TABCORP Group for only eight months of the year ending 30 June 2004. It would be expected that when the Jupiters Group is included for a full 12 months the adjusted net debt to EBITDA ratios for the Merged Group would be lower.

Higher levels of leverage may potentially:

- restrict the ability of the Merged Group to borrow in the future; and
- increase the sensitivity of the Merged Group's earnings to movements in interest rates.

Section 6.5 and Annexure G refer to various events of default, representations and warranties and guarantee and other covenants that will be included in the Loan Facility Agreement if the Offer is successful. However, it is noted that the relevant provisions in the Loan Facility Agreement will be substantially the same as others already included in existing loan documentation for the TABCORP Group.

(k) Tab information

In preparing the information on Tab included in this Bidder's Statement, Bidder has relied on publicly available information and a financial due diligence investigation in which it reviewed selected non-public information about the Tab Group provided by Tab. TABCORP has not otherwise been allowed direct access to Tab or its independent accountants. Any inaccuracy in the Tab information contained in this Bidder's Statement could have an adverse impact on the financial performance of the Merged Group and the value of TABCORP Shares. In addition, it is possible that additional risks may exist in relation to Tab's businesses which are not known to Bidder.

(l) Conditions and events of default in relation to funding

In accordance with section 10.7(j), the Offer is conditional on the events set out in the Commitment Letter which give rise to termination rights for the Banks not occurring (or such termination rights being waived by the Banks to the extent the relevant events do occur), and the conditions precedent to the availability of funds under the Loan Facility Agreement being satisfied or waived, in both cases to the extent that the occurrence of the event, or satisfaction of the condition, is not within the sole control of the TABCORP Group.

It is unlikely that Bidder would declare the Offer free of the conditions set out in section 10.7(j) unless, at the relevant time, it was satisfied that the relevant conditions precedent to the availability of funds under the Loan Facility were, or would be, satisfied at that time, or otherwise waived.

If the Offer is declared free of the conditions set out in section 10.7(j), there is a residual risk that a condition precedent to the availability of funds under the Loan Facility may be satisfied at the time of the declaration, but may not be satisfied at the time that Bidder seeks to draw down funds under the Loan Facility to settle acceptances under the Offer. However, the prospect of any such occurrence will be a factor taken into account by Bidder at the time that any decision to declare the Offer free of the conditions set out in section 10.7(j) is being considered.

(m) Divestment risks

As discussed in section 4.3(c), the New South Wales government has indicated that if Bidder is nominated as the Nominated Company (see section 9.6(a)), it will be a condition of that nomination that Bidder must procure that the Tab Gaming Division be divested within 18 months of Tab being taken over by Bidder. The New South Wales government has also indicated that the purchaser of the Tab Gaming Division will need to be approved by the government.

Bidder expects that it will be able to realise the market value of the Tab Gaming Division pursuant to a sale within this period, albeit that there is a risk that this may be below the book value recorded in Tab's accounts. Further, there is a risk that the requirement for divestiture within this timeframe could result in a forced sale of the business for a price which is less than its market value.

There is also a risk that the New South Wales government may not approve the potential purchaser who offers the highest price for the Tab Gaming Division, with the result that the division is sold for less than the highest price offered for it.

(n) Requirement to reach agreement with NSW Racing

It is currently a condition of the Tab Totalizator Licences under the Totalizator Act that Tab must have in place, and must give effect to, commercial arrangements with NSW Racing (the ***Current NSW Racing Arrangements***) in respect of the Tab Totalizator Licences and the conduct of the activities authorised by them. For the condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the arrangements are to the satisfaction of NSW Racing. Tab and NSW Racing (amongst other parties) have entered into the Racing Distribution Agreement in satisfaction of this requirement. The Racing Distribution Agreement regulates the relationship between Tab and NSW Racing and, amongst other things, provides for NSW Racing to make available to Tab information in connection with races in New South Wales and for Tab to pay NSW Racing a share of its wagering revenue, and wagering and gaming earnings.

It is a condition of the Offer that the legislative amendments to, amongst other things, the Totalizator Act contained in the Totalizator Amendment Act (which are discussed in section 9.6) commence operation before the end of the Offer Period.

If Bidder is successful in becoming the Nominated Company it is expected that, pursuant to the Totalizator Amendment Act, it will also become a condition of the Tab Totalizator Licences that both Tab and TABCORP must put in place, and give effect to, such commercial arrangements (the ***New NSW Racing Arrangements***) as NSW Racing considers necessary to ensure that NSW Racing is in no less favourable a position under the New NSW Racing Arrangements than it was under the Current NSW Racing Arrangements as in force immediately before Bidder became the Nominated Company. For the expected condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the arrangements are satisfactory to NSW Racing. It is a condition of the Offer that NSW Racing has acknowledged in writing to the NSW Racing Minister that it has in place unconditional arrangements with TABCORP that constitute New NSW Racing Arrangements.

On 23 February 2004, TABCORP and NSW Racing entered into the Racing Heads of Agreement in relation to these expected requirements. Under that agreement, NSW Racing has agreed to negotiate, as soon as possible and on an exclusive basis, a formal agreement with TABCORP in connection with the requirements. The material commercial terms of that formal agreement have been agreed in-principle in the Racing Heads of Agreement. The material terms of the Racing Heads of Agreement (including the commercial terms on which the formal agreement is to be based) are summarised in section 9.7.

The New South Wales government has indicated that it is satisfied that the Racing Heads of Agreement is capable of satisfying the requirement in relation to the Offer that any sale of Tab must leave NSW Racing in no less favourable a position than it is in under the Current NSW Racing Arrangements.

There are risks inherent in the arrangements contemplated to apply between the TABCORP Group (including Tab) and NSW Racing.

For instance, there are risks associated with the termination rights which it is proposed will be included in the Racing Distribution Agreement pursuant to the Racing Heads of Agreement (see sections 8.5(m) and 8.6(f)).

In addition, the Racing Distribution Agreement requires, as a general principle, that Tab must act and make decisions with the intent of maximising total payments of fees to NSW Racing and that Tab must not take any action or make any decision which could reasonably be expected to materially reduce the total amount of those payments or materially adversely affect the development of racing in New South Wales. These requirements might be taken as requiring that Tab procure that the TABCORP Group does certain things following a successful acquisition of Tab by TABCORP. As discussed in section 9.7, the Racing Heads of Agreement makes it clear that the requirements cannot affect the manner in which the TABCORP Group conducts its existing businesses where that is consistent with the manner in which they are currently conducted. However, the requirements may have an influence on decisions of the Merged Group with respect to its future operations following a successful acquisition of Tab.

Pursuant to the Racing Distribution Agreement it is also necessary for NSW Racing's consent to be obtained in relation to the sale of the Tab Gaming Division and (if relevant) the delisting of Tab from ASX. The Racing Heads of Agreement addresses these issues.

(o) Minority shareholders in Tab

If you do not accept the Offer and the Offer becomes unconditional you may, depending on the level of acceptance of the Offer, become part of a locked-in minority in Tab. In such a case, the liquidity of Tab Shares may be materially diminished.

(p) CGT rollover relief

If the Offer becomes unconditional and Bidder acquires less than 80% of the Tab Shares, the potential CGT rollover relief discussed in section 7.2(a)(i) under the heading 'Rollover relief' will not be available.


tab sp*rtsbet
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TAB
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JUPITERS

Section 9

Other Material Information

9. Other Material Information

9.1 Tab Options

Bidder will seek to enter into arrangements with the holders of the Tab Options to effect either the transfer or cancellation of those options based on the 'in the money' value of the Tab Options using a Tab Share price of $4.50. Any such arrangements with holders of Tab Options will be conditional on all of the conditions of the Offer being satisfied or waived by Bidder and will comply with the Corporations Act.

If such arrangements are pursued, and any of the Tab Options are not transferable under their terms of issue, Bidder will, subject to any consent required under the ASX Listing Rules being obtained, seek to have the Tab Options cancelled for the payment of a cancellation fee.

If Tab Options are not acquired by Bidder or cancelled pursuant to arrangements with the holders of those options as described above, Bidder intends to seek to compulsorily acquire the outstanding Tab Options under the Corporations Act after the close of the Offer, assuming it becomes entitled to do so.

9.2 ASIC modifications and exemptions

(a) Class Orders

ASIC has published various 'Class Order' instruments providing for modifications and exemptions that apply generally to all persons, including Bidder and TABCORP, in relation to the operation of Chapter 6 of the Corporations Act.

Amongst others, Bidder and TABCORP have relied on the modification to section 636(3) of the Act set out in paragraph 11 of ASIC Class Order 01/1543 'Takeover Bids' to include references to certain statements by Tab, the ACCC, UNiTAB and NSW Racing in this Bidder's Statement without obtaining the consent of those persons. The relevant statements were respectively taken from:

- Tab's ASX release dated 12 December 2003 entitled 'Profit Update', Tab's ASX release dated 19 December 2003 entitled 'Tab Welcomes Takeover Proposal from UNiTAB', the half year report for Tab for the six months ended 31 December 2003 (which was lodged with ASIC and provided to ASX on 6 February 2003) and Tab's target's statement dated 5 March 2004 in relation to UNiTAB's offer for Tab (which was lodged with ASIC and given to ASX on 5 March 2004);
- an ACCC media release MR 275/03 on 18 December 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holdings Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited';
- UNiTAB's ASX release dated 19 December 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited' and UNiTAB's bidder's statement dated 22 January 2004 in relation to its takeover bid for Tab (which was lodged with ASIC and given to ASX on 22 January 2004); and
- UNiTAB's ASX release dated 23 February 2004 attaching a media release dated 23 February 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.

As required by Class Order 01/1543, TABCORP will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to Tab Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), Tab Shareholders may telephone the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or on +61 2 9240 7442 (from outside Australia).

(b) Specific relief

Bidder and TABCORP have also obtained the specific exemptions and modifications to the Corporations Act summarised below in relation to both the Offer and the Share Sale Facility.

In summary, the exemptions and modification are:

- An exemption from the prohibition in section 636(3) of the Corporations Act on including in a bidder's statement a statement by, or said in the bidder's statement to be based on a statement by, any person without that person's consent. The effect of the exemption is to enable Bidder to include in this Bidder's Statement statements which fairly represent statements made by an official person (including the New South Wales government and the NSW Casino Control Authority) without obtaining their consent.

In this regard, to the extent that statements in this Bidder's Statement are attributed to the New South Wales government, such statements are based on comments made by, or on behalf of, the New South Wales government in:

- *a media release by the Treasurer of New South Wales dated 13 November 2003 entitled* 'Media Release - Tab Limited';
- comments in the Parliamentary Debates in relation to the Totalizator Amendment Act (see New South Wales, *Parliamentary Debates*, Legislative Assembly, 4 December 2003, 6082 (Grant McBride, Minister for Gaming and Racing));
- a media release by the Treasurer of New South Wales dated 23 January 2004 entitled 'Media Release - Statewide Links and TABCORP';
- a media release by the Treasurer of New South Wales dated 23 February 2004 entitled 'Media Release' in relation to the Racing Heads of Agreement;
- a media release by the Treasurer of New South Wales dated 27 February 2004 entitled 'Media Release' in relation to a letter from the New South Wales government to UNiTAB;
- a media release by the Treasurer of New South Wales dated 12 March 2004 entitled 'Media Release – Adviser Appointed to Review UNiTAB Offer to Racing';
- *a media release by the Treasurer of New South Wales dated 24 March 2004 entitled* 'Media Release – Revised Terms of Reference for Financial Advisers Appointed to Review UNiTAB Offer to Racing'; and
- a media release by the NSW Racing Minister dated 1 April 2004 entitled 'UNiTAB Offer to Racing'.

The statements attributed to the NSW Casino Control Authority are based on a media release from the NSW Casino Control Authority on 22 January 2004 entitled 'Casino Control Authority Releases 3 Yearly Report on Star City Casino'.

- An exemption from the prohibition in section 623 of the Corporations Act from giving, offering to give or agreeing to give a benefit to a person if:
  - the benefit is likely to induce the person or an associate to accept the Offer or dispose of Tab Shares; and
  - the benefit is not offered to all holders of Tab Shares.

  This exemption allows the Share Sale Facility to be made available only to Eligible Tab Shareholders.
- A modification of section 707 of the Corporations Act to remove the prospect of the provision of the Share Sale Facility resulting in the application of section 707(3) to on-sales of TABCORP Shares.

9.3 Potential for waiver of conditions - General

The Offer is subject to a number of defeating conditions set out in section 10.7, including a minimum acceptance condition (see section 10.7(a)). Under the terms of the Offer and the Corporations Act, any or all of those defeating conditions may be waived by Bidder.

9.4 Minimum acceptance condition

In order for Bidder to become the registered holder of more than 10% of Tab Shares, certain facilitative amendments (set out in the Totalizator Amendment Act) to legislation applying to Tab must come into force (and apply in relation to Bidder and the TABCORP Group), and TABCORP and Bidder will need to meet the requirements of those provisions. In accordance with the Totalizator Amendment Act, Bidder will not be able to rely on the amendments if (amongst other things) Tab does not ultimately become a subsidiary of Bidder. The legislative amendments, and the reasons why they are necessary, are discussed in section 9.6.

In addition, it will also be a condition to the drawdown of funds under the Loan Facility Agreement that Bidder provide evidence that it has obtained relevant interests in more than 50.0% of the Tab Shares (see section 6.5(c)).

These factors may impact on Bidder's ability to waive the minimum acceptance condition set out in section 10.7(a).

9.5 ACCC condition

Section 50 of the *Trade Practices Act 1974* (Cth) prohibits any merger which has, or is likely to have, the effect of substantially lessening competition in a substantial market in Australia. The ACCC, which is responsible for administering the Trade Practices Act, has conducted a review of Bidder's proposed acquisition of all of the Tab Shares in the context of that prohibition.

Neither Bidder nor TABCORP is required to lodge any formal notification with the ACCC in relation to the Offer. However, TABCORP has made submissions to the ACCC as to the likely effect of the proposed merger, and has sought confirmation from the ACCC that it will not seek to intervene in respect of the proposed merger.

On 18 December 2003, the ACCC issued a media release in which it advised that it will not oppose the proposed merger of TABCORP and Tab (which is to be effected by the Offer) as it does not believe that it would substantially lessen competition in the relevant markets.

There is a potential for the ACCC to reassess its view of the merger to be effected by the Offer, or to raise further queries with TABCORP. However, the ACCC's media release indicated that it was expressing its view after having conducted extensive market inquiries with a range of industry participants. In this context, as at the date of this Bidder's Statement neither Bidder nor TABCORP is aware of anything which leads them to expect that the ACCC might reassess the view expressed in its media release of 18 December 2003.

9.6 NSW legislation conditions

Section 33 of the Totalizator Act and section 38 of the Privatisation Act currently prohibit, amongst other things, a person from having a prohibited shareholding interest in Tab (the ***Tab Shareholder Restrictions***). A person will have a prohibited shareholding interest in Tab in certain circumstances, including if they hold more than 10% of the total number of voting shares in Tab. Accordingly, in the absence of legislative amendments being made to the Totalizator Act and the Privatisation Act, Bidder could not hold more than 10% of the total number of voting shares in Tab.

In addition, section 20 of the Totalizator Act currently prohibits the holder of a licence under that Act (which includes Tab, as it holds the Tab Totalizator Licences) or a subsidiary or related body corporate of such a person from holding a casino licence under the NSW Casino Control Act. As indicated in section 1.2(d)(ii), Star City, a member of the TABCORP Group, holds such a casino licence. Accordingly, in the absence of legislative amendment being made to the Totalizator Act, Tab could not become a subsidiary of TABCORP, as this would be contrary to section 20 of the Totalizator Act.

The New South Wales Parliament has enacted the Totalizator Amendment Act which includes amendments to the Totalizator Act and the Privatisation Act that, once they commence operation and provided that Bidder is nominated by the NSW Racing Minister to be the Nominated Company (as described below), will enable Tab to become a subsidiary of TABCORP.

(a) Tab Shareholder Restrictions

The Totalizator Amendment Act will amend the Totalizator Act and the Privatisation Act so that the Tab Shareholder Restrictions will not apply to the 'nominated company' (the ***Nominated Company***), or a related body corporate of the Nominated Company, subject to certain specified limitations.

The Totalizator Amendment Act provides that the Nominated Company will be nominated by the NSW Racing Minister by an irrevocable notice published in the New South Wales Government Gazette, and will be one of TABCORP, UNiTAB or a wholly-owned subsidiary of either TABCORP or UNiTAB (such as Bidder, which is a wholly-owned subsidiary of TABCORP). It is a condition of the Offer that Bidder is nominated as the Nominated Company. Bidder expects that it will become the Nominated Company if it is in a position to acquire more than 50% of the Tab Shares (such as if it receives acceptances under the Offer in respect of at least 50% of the Tab Shares).

In certain circumstances, the exemption from the Tab Shareholder Restrictions which apply as a result of an entity being nominated as the Nominated Company may cease to apply. In particular, assuming that Bidder becomes the Nominated Company (and hence acquires control of Tab), if at any time the NSW Racing Minister is satisfied that:

- the ultimate holding company of Bidder (ie TABCORP) is no longer listed on ASX; or

- there no longer exists, under the law of another jurisdiction or otherwise, a prohibition with substantially the same effect as the Tab Shareholder Restrictions in relation to the ultimate holding company of Bidder (ie TABCORP). As explained in sections 1.5(c) and 1.5(d), TABCORP is already subject to such restrictions pursuant to Victorian legislation (the Gaming and Betting Act), as well as its own constitution; or
- Tab is not wholly-owned by Bidder or Bidder has not taken all reasonable steps to acquire a relevant interest in all of the issued voting shares of Tab; or
- Tab is not a subsidiary of Bidder,

the NSW Racing Minister will serve a notice on Bidder declaring that the relief from the Tab Shareholder Restrictions will be suspended from a day not less than three months after the notice. Any such notice is to be revoked if the NSW Racing Minister is satisfied that the matters which are the subject of the notice have been rectified.

Following the commencement of the relevant provisions of the Totalizator Amendment Act, and assuming that Bidder becomes the Nominated Company, the Tab Totalizator Licences will be subject to the following additional conditions:

- that no person has a prohibited shareholding interest in TABCORP (being a prohibition with substantially the same effect as the Tab Shareholder Restrictions) for so long as the relief from the Tab Shareholder Restrictions applies to the TABCORP Group; and
- that both Tab and TABCORP put in place, and give effect to, the New NSW Racing Arrangements. For this condition to be satisfied, NSW Racing must have acknowledged in writing to the NSW Racing Minister that the New NSW Racing Arrangements are satisfactory to NSW Racing. As discussed in sections 8.6(n) and 9.7, TABCORP and NSW Racing have entered into the Racing Heads of Agreement which provides the basis for TABCORP to ultimately satisfy proposed legislative requirements in New South Wales relevant to the acquisition of Tab. The material terms of the Racing Heads of Agreement are set out in section 9.7. It is also a condition of the Offer that NSW Racing has acknowledged in writing to the NSW Racing Minister that it has in place unconditional arrangements with TABCORP that constitute New NSW Racing Arrangements.

Certain risks associated with these provisions are discussed in sections 8.6(e), 8.6(f) and 8.6(n).

(b) Casino licence restrictions

The Totalizator Amendment Act will amend section 20 of the Totalizator Act so that the prohibition on holding a casino licence will not apply to the Nominated Company or a related body corporate of the Nominated Company during the period that the exemption described in section 9.6(a) is in force. If Bidder is the Nominated Company, this will mean that section 20 of the Totalizator Act will not apply to the TABCORP Group (including Star City).

(c) Commencement of operation

As at the date of this Bidder's Statement, the Totalizator Amendment Act has not yet commenced operation.

9.7 Racing Heads of Agreement

As discussed in sections 8.6(n) and 9.6(a), on 23 February 2004 TABCORP and NSW Racing (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales) entered into the Racing Heads of Agreement. A summary of the terms of the Racing Heads of Agreement is set out in this section 9.7.

(a) Arrangements with NSW Racing

NSW Racing and TABCORP have agreed to the following material commercial terms, and have agreed to negotiate a formal, detailed agreement which would give effect to those terms if the Offer is successful.

The following arrangements are to apply in addition to the Racing Distribution Agreement, although it is anticipated that TABCORP will become a party to the Racing Distribution Agreement and that amendments to the Racing Distribution Agreement will be required to give effect to the terms outlined below. It is a condition of the following arrangements applying that the formal, detailed agreement referred to above is executed.

9. Other Material Information (cont'd)

(i) Payments to NSW Racing

TABCORP has agreed to procure that Tab will increase the product fees payable by Tab to NSW Racing so that the net increases in fees payable to NSW Racing are as set out in Figure 9.7.1:

Figure 9.7.1: Net increases in fees payable to NSW Racing

Financial year	Net increase in fees to NSW Racing
2004/2005	$3 million
2005/2006	$6 million
2006/2007	$9 million
2007/2008	$12 million
Subsequent financial years	$12 million, indexed to CPI (Sydney) at 30 June 2003

(ii) Sale of gaming businesses

NSW Racing will consent to, and cooperate in, the disposal or cessation of the Tab Gaming Division and the Investment Licence Business as required by the New South Wales government. NSW Racing will receive 25% of the net profit on the sale of the Tab Gaming Division (measured against the book value of the Tab Gaming Division as at 31 December 2003), less rebates then owed by NSW Racing to Tab in respect of the Tab Gaming Division and the Investment Licence Business. Only rebates up to a value of $5 million will be taken into account.

Once the Tab Gaming Division is sold, NSW Racing will have no further interest in it.

(iii) Synergies

The parties have agreed cost allocation principles which will apply in respect of the Merged Group's wagering businesses. These principles are those set out in the Racing Distribution Agreement, uplifted to the TABCORP level.

(iv) Pooling

As presently provided for under the Racing Distribution Agreement, Tab will only be able to pool its New South Wales totalizator pools with other jurisdictions' totalizator pools with the consent of NSW Racing. That consent may not be unreasonably withheld.

TABCORP has agreed, however, that any totalizator pooling arrangements will be such that no pooling fees will be charged between the TABCORP Group and Tab in relation to the joining of the New South Wales totalizator pools, which are managed by Tab, with the SuperTAB totalizator pools, which are managed by the TABCORP Group. In addition, if a licensee in relation to the Queensland, South Australian or Northern Territory totalizator pools wishes to pool with a wagering pool administered by the Merged Group, such participation will be managed by Tab so that Tab will benefit from any pooling fees charged for such participation.

Fees from any international pooling arrangements will be allocated between Tab and the TABCORP Group on a 60/40 basis.

(v) Fixed odds wagering

Any fixed odds wagering on racing by Tab will be subject to NSW Racing's approval and, to the extent not conducted during 2003 by Tab, will be subject to a product fee as agreed between Tab and NSW Racing.

(vi) Guarantee

TABCORP will provide a financial and performance guarantee in respect of Tab's obligations under the Racing Distribution Agreement.

(vii) Management structure

Tab will continue to manage Tab's businesses, but, through changes to a consultative committee comprising representatives of Tab and NSW Racing, NSW Racing will have a greater capacity to be consulted and to provide recommendations in relation to New South Wales wagering and, whilst still conducted by Tab, the Tab Gaming Division and the Investment Licence Business.

(viii) Sky Channel

New South Wales racing clubs will be given the option of maintaining, until 30 June 2006, the contractual arrangements relating to Sky Channel which were in place as at 30 June 2003. Alternatively, those clubs will have the option to continue with any other arrangements agreed before TABCORP acquires control of Tab. For clubs other than New South Wales metropolitan thoroughbred racing clubs, any rights of first or last refusal or options to renew or extend in favour of Tab or Sky Channel Pty Ltd will be disregarded.

TABCORP will be required to procure that Sky Channel Pty Ltd negotiates in good faith with the New South Wales racing clubs in relation to broadcast rights for Sky Channel from 30 June 2006 onwards. The Merged Group will not object to those clubs negotiating collectively if they wish to do so

TABCORP has also given NSW Racing a number of assurances that Sky Channel Pty Ltd will not give undue preference to the Victorian Racing Industry to the detriment of the New South Wales racing industry. In particular, if an equity or similar interest in the Sky Channel business is offered to a Victorian racing entity, a corresponding offer must be made to NSW Racing (or New South Wales racing entities nominated by it). This restriction will not apply to a joint venture in which both Victorian and New South Wales racing entities participate.

There will be annual meetings of a consultative committee comprising representatives of state racing industries to discuss the Sky Channel coverage program.

(ix) Racing Distribution Agreement

Certain amendments will be made to the Racing Distribution Agreement to reflect the fact that Tab will be a subsidiary of TABCORP. For instance, the Racing Distribution Agreement will be amended to clarify that NSW Racing does not have any rights in relation to the TABCORP Group's existing operations, nor in relation to the future revenue of the businesses of the Merged Group other than wagering in New South Wales and, whilst still conducted by Tab, the Tab Gaming Division and the Investment Licence Business.

New termination rights will be added to the Racing Distribution Agreement such that NSW Racing will be entitled to terminate the Racing Distribution Agreement if:

- TABCORP ceases to be listed on ASX;
- TABCORP ceases to have control of Tab or the Merged Group ceases to own 50% of Tab Shares;
- TABCORP ceases to be exempt from the Tab Shareholder Restrictions (see section 9.6(a));
- TABCORP ceases to be subject to a shareholding restriction which would preclude a person from acquiring more than 20% of TABCORP Shares; or
- certain insolvency events occur in relation to TABCORP.

In addition, NSW Racing will waive its rights to terminate the Racing Distribution Agreement in connection with the sale of the Tab Gaming Division and the cessation of the Investment Licence Business required by the New South Wales government and, for as long as TABCORP controls Tab, the delisting of Tab.

(x) Other matters

If the Merged Group controls Tab, but does not own all of the Tab Shares, TABCORP will not procure that any member of the Tab Group does any of the things contemplated by this section 9.7(a) to the extent that legal obligations would preclude the relevant company's board doing those things. In that case,

TABCORP will perform the obligation to the extent that it is able or, otherwise, will make NSW Racing whole for the inability of the relevant member of the Tab Group to perform the obligation.

To the extent that any of the obligations contemplated by this section 9.7(a) require authorisation or exemption in the context of the *Trade Practices Act 1974* (Cth), it will be a condition precedent to the obligation that such authorisation or exemption is obtained.

(b) Exclusivity and right of last refusal

Until 23 May 2004, TABCORP has the exclusive right to negotiate arrangements with NSW Racing in connection with the requirements of proposed section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act) (and any arrangements required to be entered into before the proclamation of the Totalizator Amendment Act) (the ***NSW Government Requirements***).

In addition, the following arrangements apply from 23 February 2004 and will extend beyond 23 May 2004.

NSW Racing will not enter into exclusivity arrangements with any other person in relation to the NSW Government Requirements.

TABCORP will have a 'right of last refusal' such that, if NSW Racing enters into a legally binding arrangement (an ***Alternative Arrangement***) with another bidder (or related body corporate of another bidder) for Tab Shares for the purpose of the NSW Government Requirements:

- NSW Racing must immediately notify TABCORP of the material terms of the Alternative Arrangement; and
- if TABCORP makes an offer to NSW Racing on terms which (having regard to quantitative and qualitative factors) are on more favourable terms than the Alternative Arrangement:
  - NSW Racing must accept TABCORP's offer and terminate the Alternative Arrangement; and
  - TABCORP may terminate the Racing Heads of Agreement.

(c) Termination rights

TABCORP may terminate the Racing Heads of Agreement if:

- NSW Racing enters into a legally binding arrangement (including a heads of agreement) with another bidder for Tab Shares for the purpose of the NSW Government Requirements; or
- the New South Wales government makes a public statement, or gives written notice to TABCORP, to the effect that the NSW Government Requirements will no longer apply, or that the New South Wales government is prepared to nominate another bidder for Tab Shares as the Nominated Company notwithstanding that the bidder (or one of its related bodies corporate) has not entered into arrangements with NSW Racing or has entered into arrangements with NSW Racing which are less favourable to NSW Racing than those contemplated by the Racing Heads of Agreement.

The 'right of last refusal' will survive termination by TABCORP pursuant to the above rights.

NSW Racing may terminate the Racing Heads of Agreement if:

- Bidder withdraws the Offer;
- TABCORP announces that a condition of the Offer cannot be fulfilled and will not be waived;
- TABCORP does not acquire control of Tab within six months after execution of the Racing Heads of Agreement; or
- TABCORP does not exercise its right of last refusal to better an Alternative Arrangement in circumstances where the Alternative Arrangement is more favourable to NSW Racing than that contemplated by the Racing Heads of Agreement.

Each party also has the right to terminate the Racing Heads of Agreement in the event of a material breach of it.

The New South Wales government announced on 27 February 2004 that it is possible for the NSW Racing Minister to nominate a company as the 'Nominated Company' before that company has put in place arrangements with NSW Racing for the purposes of section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act). The New South Wales government indicated that, in that case, it would need to be reassured that there was a strong prospect that an agreement between the Nominated Company and NSW Racing would be put in place within a reasonable timeframe.

The New South Wales government has also commissioned an independent review of UNiTAB's 'last and final' proposal to NSW Racing regarding the arrangements to be put in place with NSW Racing if UNiTAB acquired control of Tab. The New South Wales government has announced that it expects to announce the findings of this independent review by 8 April 2004. In light of the New South Wales government's comments, it is possible that the outcome of that review may impact on the circumstances that must exist in order for a company to become the Nominated Company. If that is the case TABCORP may need to consider its position under the Racing Heads of Agreement in accordance with the rights discussed above.

9.8 Status and effect of other conditions

Sections 9.4 to 9.7 describe matters relevant to the status of certain conditions of the Offer as at the date of this Bidder's Statement. This section 9.8 describes the status of the remaining conditions in section 10.7.

In addition to the Approvals discussed above in relation to the Totalizator Amendment Act and the Privatisation Act and Totalizator Act (the latter two Acts being Acts which the Totalizator Amendment Act will amend), at the date of this Bidder's Statement Bidder has identified the Approvals set out below as Approvals which may be relevant to the condition in section 10.7(d):

- the NSW Racing Minister *confirming that they have caused to be undertaken such investigations as are necessary* to satisfy themselves that TABCORP, Tab and all persons (in the opinion of the NSW Racing Minister) to be concerned in or associated with the conduct of a totalizator in New South Wales after Bidder acquires control of Tab are suitable persons to be concerned in or associated with the conduct of a totalizator in New South Wales and the NSW Racing Minister confirms that they are satisfied as to these matters having regard to the considerations *required in section 21(2) of the Totalizator Act; and*
- for the purpose of section 172(2)(f) of the Gaming Machines Act, the relevant Minister (currently being the NSW Racing Minister) consenting to Tab entering into or authorising a dealing with or in respect of shares that affects the control of Tab.

In relation to the condition in section 10.7(e), Bidder is not aware, as at the date of this Bidder's Statement, of any decision, order, decree, action or investigation which would result in a breach of that condition.

However, it should be noted that it is not feasible for TABCORP or Bidder to identify in advance all such regulatory actions or related regulatory approvals, as Bidder has not had access to detailed information regarding the Tab Group's operations and assets in the jurisdictions in which the Tab Group operates, and whether they are subject to particular approvals or conditions.

In relation to section 10.7(f), Bidder and TABCORP are aware that the contractual arrangements between Sky Channel Pty Ltd and the Sydney Turf Club and the Australian Jockey Club respectively (concerning the broadcast of races run by those clubs) have expired and have not been renewed as at the date of this Bidder's Statement. It has also been reported that Racing NSW (the controlling body for thoroughbred racing in NSW) and the Australian Hotels Association may seek compensation from Sky Channel Pty Ltd associated with this loss of coverage. TABCORP and Bidder are monitoring the situation in relation to Sky Channel, in particular in the context of whether any of these matters (either individually or in aggregate) could result in the non-fulfilment of the condition set out in section 10.7(f). A final view on this matter cannot be formed until further information about the status of these matters has come to light.

As at the date of this Bidder's Statement, neither Bidder nor TABCORP is aware of any events or circumstances which would result in the non-fulfilment of any of the conditions in sections 10.7(f) (other than as discussed in the previous paragraph), 10.7(g), 10.7(h), 10.7(i) or 10.7(j).

9. Other Material Information (cont'd)

If an event occurs which results in the non-fulfilment of a condition in section 10.7, Bidder might not make a decision as to whether it will either rely on that non-fulfilment, or waive the condition, until the date for giving notice as to the status of the conditions of the Offer under section 630(3) of the Corporations Act (see section 10.11). If Bidder decides it will waive a defeating condition it will announce that decision to ASX in accordance with section 650F of the Corporations Act.

If there is a breach of any of the defeating conditions set out in section 10.7, or those defeating conditions are otherwise not satisfied, and Bidder decides to rely on that occurrence, then any contract resulting from acceptance of the Offer will become void at the end of the Offer Period, and the relevant Tab Shares will be returned to the holder.

9.9 Withdrawal of acceptance of UNiTAB's offer

If a Tab Shareholder has accepted UNiTAB's offer for their Tab Shares and subsequently wishes to accept TABCORP's Offer for those Tab Shares, they must first withdraw their acceptance of UNiTAB's offer.

In accordance with section 11.11(b) of UNiTAB's bidder's statement, Tab Shareholders are able to withdraw their acceptance of UNiTAB's offer at any time prior to the satisfaction of the condition of UNiTAB's offer that the Totalizator Amendment Act is proclaimed and the NSW Racing Minister gazettes UNiTAB as the Nominated Company. As at the date of this Bidder's Statement, that condition has not been satisfied.

Other circumstances may also arise in which Tab Shareholders will be able to withdraw an acceptance of UNiTAB's offer.

A withdrawal of such an acceptance can be effected as follows.

- If the relevant Tab Shares are held in a CHESS Holding, the Tab Shareholder must have their Controlling Participant transmit a valid originating message to ASTC specifying the Tab Shares to be released from the sub-position, in accordance with Rule 14.16 of the ASTC Settlement Rules.
- If the relevant Tab Shares are not held in a CHESS Holding, the Tab Shareholder must send, to any of the addresses specified on the acceptance form for UNiTAB's offer, a notice (signed by the Tab Shareholder, or on their behalf (in which case the notice must be accompanied by documentation proving that the person or persons signing the notice are authorised to do so)) stating that they wish to withdraw their acceptance.

9.10 Broker commission

Bidder may offer to pay a commission to brokers who solicit acceptances of the Offer from their clients, but has made no final decision in relation to the matter at this stage.

Any commission payments will be paid only in respect of parcels of Tab Shares held by retail shareholders who accept the Offer.

If such arrangements are put in place, commission payments will not exceed 0.75% of the value of the consideration payable for parcels of Tab Shares held by retail shareholders who accept the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

If a commission is offered, it will be payable to brokers only and subject to the condition that no part of the fee will be able to be passed on, or paid, to Tab Shareholders.

If and when Bidder decides to offer such a commission to any broker, it will make an announcement to ASX.

It is Bidder's intention that, if and when an offer of commission has been made to any broker by Bidder, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

9.11 Social security and superannuation implications of the Offer

Acceptance of the Offer may have implications under your superannuation or pension arrangements or on your social security entitlements. If in any doubt, Tab Shareholders should seek specialist advice before accepting the Offer.

9.12 Approvals for payment of consideration

Bidder is not aware of any Tab Shareholders who require any approval referred to in section 10.6(f) in order to be entitled to receive any consideration under the Offer.

So far as Bidder is aware, unless the Reserve Bank of Australia has given specific approval under the *Banking (Foreign Exchange) Regulations 1959* (Cth), payments or transfers to or for the order of prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. Based on Bidder's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of Federal Republic of Yugoslavia; and
- ministers and senior officials of the Government of Zimbabwe.

The places to which, and persons to whom, the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to United Nations Resolution 1390 (2002) by the Committee of the United Nations Security Council established pursuant to United Nations Resolution 1267 (1999).

The places to which and persons to whom the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth) currently apply include a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families. Transactions with such assets (including, if relevant, Tab Shares) require Ministerial approval.

9.13 Foreign Shareholders

Tab Shareholders who are Foreign Shareholders will not be entitled to receive TABCORP Shares as part of the consideration for their Tab Shares pursuant to the Offer, unless Bidder otherwise determines.

A Tab Shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of Tab is in a jurisdiction other than Australia or its external Territories, the United States of America or New Zealand. However, such a person will not be a Foreign Shareholder if Bidder is satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Tab Shareholder in the relevant jurisdiction and to issue TABCORP Shares to such a Tab Shareholder on acceptance of the Offer, and that it is lawful for such a Tab Shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else contained in this Bidder's Statement, Bidder is not under any obligation to spend any money, or undertake any action, in order to satisfy itself concerning any of these matters.

The TABCORP Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to a nominee approved by ASIC, who will sell those TABCORP Shares. The net proceeds of the sale of such shares will then be remitted to the relevant Foreign Shareholders. See section 10.6(g) for further details.

9.14 No collateral benefits

Other than as set out below, neither Bidder nor any of its associates has in the four months before the date of this Bidder's Statement, or in the period between the date of this Bidder's Statement and the date of the Offer, given, offered to give or agreed to give a benefit which is not offered to all Tab Shareholders under the Offer to another person which was likely to induce the other person (or an associate) to accept the Offer or dispose of Tab Shares.

As set out in section 11, TABCORP has made arrangements with UBS Securities Australia to make the Share Sale Facility available to Eligible Tab Shareholders. Pursuant to the terms of the Share Sale Facility, Participating Tab Shareholders will not pay any brokerage on the sale of TABCORP Shares issued to them under the Offer (up to a maximum of 200 TABCORP Shares), with any such brokerage being borne by TABCORP.

9. Other Material Information (cont'd)

9.15 No escalation agreements

Neither Bidder nor any of its associates has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

9.16 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement no:

- director or proposed director of TABCORP;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of TABCORP; or
- broker or underwriter to the issue of TABCORP Shares,

(together, the ***Interested Persons***) holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of TABCORP;
- property acquired or proposed to be acquired by TABCORP in connection with its formation or promotion, or the offer of TABCORP Shares under the Offer; or
- the offer of TABCORP Shares under the Offer.

9.17 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of TABCORP to induce them to become, or to qualify as, a director of TABCORP; or
- for services provided by any Interested Person in connection with the formation or promotion of TABCORP or the offer of TABCORP Shares under the Offer.

Ernst & Young has acted as accountant in relation to the preparation of the Independent Accountant's Report on the Pro-Forma Historical Information. TABCORP has paid or agreed to pay approximately $165,000 for these services to the date of this Bidder's Statement, and TABCORP may pay or agree to pay Ernst & Young additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Ernst & Young has also received other fees for advising TABCORP on other matters and acting as its auditor.

Pitcher Partners has acted as accountant in relation to the preparation of the Investigating Accountant's Report on the Forecast and Pro-Forma Information. TABCORP has paid or agreed to pay approximately $330,000 for these services to the date of this Bidder's Statement, and TABCORP may pay or agree to pay Pitcher Partners additional fees for services provided in connection with the Offer after the date of this Bidder's Statement.

Allens Arthur Robinson has acted as legal adviser to TABCORP and Bidder in connection with the Offer. TABCORP has paid or agreed to pay up to $2,190,000 for these services to the date of this Bidder's Statement. TABCORP has also paid or agreed to pay Allens Arthur Robinson other fees for advising on other matters and TABCORP may pay or agree to pay it additional fees (based on agreed hourly rates) for legal services provided in connection with the Offer after the date of this Bidder's Statement. Until 31 December 2003, Michael Robinson was a Partner of Allens Arthur Robinson and is presently a Consultant to that firm.

Corrs Chambers Westgarth has provided certain legal advice to TABCORP and Bidder pertaining to certain Jupiters matters referred to in this Bidder's Statement. TABCORP has paid or agreed to pay approximately $2,500 for these services to the date of this Bidder's Statement. John Story is a Partner of Corrs Chambers Westgarth.

9.18 Disclosure of interests of directors

(a) Interests in TABCORP Shares

The directors of Bidder and TABCORP have relevant interests in the following TABCORP securities at the date of this Bidder's Statement:

Figure 9.18.1: Directors' interests in TABCORP securities

TABCORP and Bidder directors[1]	Number of TABCORP Shares held	Number of options and share rights
Michael Robinson (Chairman)	45,000	Nil
Matthew Slatter[2]	500,000	352,349 performance options 2,500,000 other options 15,996 share rights
Tony Hodgson	100,000	Nil
Phil Satre	8,000	Nil
John Story[3]	8,149	Nil
Richard Warburton	22,500	Nil
Lawrence Willett	2,548	Nil
Warren Wilson	50,000	Nil
David Elmslie[2]	255,000	87,248 performance options 11,883 share rights
Peter Caillard[2]	170,000	40,268 performance options 5,484 share rights

(b) Directors' interests in Tab securities

No director of Bidder or TABCORP has a relevant interest in Tab Shares at the date of this Bidder's Statement.

No director has acquired or disposed of Tab Shares in the four months preceding the date of this Bidder's Statement.

(c) Remuneration

TABCORP in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of TABCORP in any year at $1.5 million.

The TABCORP Board has determined that the following annual base fees (before superannuation guarantee contributions) are payable to individual non-executive directors of TABCORP: $295,500 to the Chairman, $137,750 to the Deputy Chairman and $120,750 to other non-executive directors. In addition, non-executive *directors receive fees in relation to each Board Committee on which they serve.*

The TABCORP Board has terminated retirement benefits for all non-executive directors, effective 30 June 2003. Retirement benefits accrued until that time have been paid into the TABCORP Staff Superannuation Fund. The fund will pay those benefits and any accrued entitlement on them to each director on their retirement from the TABCORP Board.

(d) Indemnity, insurance and access

TABCORP has executed a Director's Deed with each director of TABCORP. In summary each Director's Deed provides:

- an ongoing indemnity to the director against liability incurred by the director in or arising out of the conduct of the business of, or the discharge of their duties as a director of, TABCORP, or, if the TABCORP Board in its discretion specifically determines in a particular case for the purposes of the Director's Deed the conduct of the business of another corporation, including a subsidiary of TABCORP;
- that TABCORP will maintain an insurance policy for the benefit of the director which insures the director against liability for acts or omissions of the director in the director's capacity (or former capacity) as a director of TABCORP during the period during which the director holds office as a director of TABCORP and

Notes

1 All persons, other than Messrs Elmslie and Caillard, are directors of TABCORP. The directors of Bidder are Messrs Slatter, Elmslie and Caillard.

2 The relevant shares, options and share rights were granted pursuant to various employee share plans.

for a period of seven years thereafter, or, if a proceeding is brought against a director within the seven years after they cease to be a director of the company, until that proceeding is determined; and

- the director with a limited right to access, and to take copies of, TABCORP Board papers relating to the period during which the director holds office as a director of TABCORP.

TABCORP's constitution provides for the entry into these Director's Deeds.

(e) Directors' insurance

TABCORP maintains an insurance policy for the benefit of the directors of TABCORP which insures them against liability for their conduct as directors of TABCORP and as directors of any subsidiary of TABCORP to the extent permitted by law. This insurance policy also may insure the directors on the terms and subject to the conditions of the policy against civil liabilities which they may incur in relation to the Offer.

9.19 Consents

This Bidder's Statement contains statements made by, or statements based on statements made by, TABCORP. TABCORP has consented to being named in this Bidder's Statement and has consented to the inclusion of:

- each statement it has made; and
- each statement which is said in this Bidder's Statement to be based on a statement it has made,

in the form and context in which the statements have been included, and has not withdrawn that consent.

The following firms and companies have given, and have not at the date of this Bidder's Statement withdrawn, their written consent to being named in this Bidder's Statement and to the inclusion of the following information in the form and context in which it is included. None of the following firms and companies have caused or authorised the issue of this Bidder's Statement or have in any way been involved in the making of the Offer. The Offer is made by Bidder.

Ernst & Young has consented to the inclusion in this Bidder's Statement of the Independent Accountant's Report on the Pro-Forma Historical Information and all references to that report in the form and context in which those references are included.

Pitcher Partners has consented to the inclusion in this Bidder's Statement of the Investigating Accountant's Report on the Forecast and Pro-Forma Information and all references to that report in the form and context in which those references are included.

Standard & Poor's (Australia) Pty Ltd (trading as Standard & Poor's) has consented to the inclusion of the statements concerning TABCORP's credit rating from Standard & Poor's in the form and context in which those references are included. Standard & Poor's ratings and rating estimates are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities. Ratings and rating estimates are based on information available to Standard & Poor's and ratings or rating estimates may change at any time should there be any change in relevant information.

In addition, this Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX, and statements made by, or based on statements made by, the New South Wales government and the NSW Casino Control Authority (see section 9.2).

9.20 Expiry date

No securities will be issued on the basis of this Bidder's Statement after the date which is 13 months after the date of this Bidder's Statement.

9.21 Other material information

Except as disclosed in this Bidder's Statement, there is no other information that:

- is material to the making of the decision by a Tab Shareholder whether or not to accept the Offer; and
- is known to Bidder,

which has not previously been disclosed to Tab Shareholders.


tab sp*rtsbet
tab f*otytip
TAB
CONRAD
JUPITERS

Section 10

The Offer

10. The Offer

10.1 The Offer

(a) Bidder offers to acquire **all** of your Tab Shares on the terms and subject to the conditions set out in this section 10.

(b) Subject to the terms of this Offer, in particular section 10.6(g), the consideration offered by Bidder is:

(i) $2.00 cash multiplied by the total number of Tab Shares which Bidder acquires from you under this Offer; and

(ii) the number of TABCORP Shares (subject to rounding as described in section 10.1(c)) determined by:

(A) if the TABCORP VWAP is equal to, or less than, $11.36 - multiplying 0.22 by the total number of Tab Shares which Bidder acquires from you under this Offer;

(B) if the TABCORP VWAP is between $11.36 and $12.50 (but excluding those exact amounts) - multiplying $2.50 by the total number of Tab Shares which Bidder acquires from you under this Offer and dividing the result by the TABCORP VWAP; or

(C) if the TABCORP VWAP is equal to, or more than, $12.50 - multiplying 0.20 by the total number of Tab Shares which Bidder acquires from you under this Offer.

The ***TABCORP VWAP*** will be the volume weighted average share price (calculated to two decimal places) for TABCORP Shares traded on ASX (excluding any and all Special Crossings, Crossings prior to the commencement of Normal Trading, Crossings during the Closing Phase or the After Hours Adjust Phase, overseas trades and overnight Crossings or trades pursuant to the exercise of options over TABCORP Shares and any trades which Bidder reasonably decides to exclude on the basis that they are not representative of the general price at which TABCORP Shares are trading on ASX in the context of trading in TABCORP Shares on any day on which the trades took place) during the VWAP Period as calculated by ASX. In this paragraph, the terms ***After Hours Adjust Phase, Closing Phase, Crossing, Normal Trading*** and ***Special Crossing*** have the meanings given to them in the ASX Market Rules.

(c) Subject to section 10.1(d), if you would otherwise become entitled to a fraction of a TABCORP Share as a result of your acceptance of this Offer in addition to the number of whole TABCORP Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(i) of less than 0.5 will be rounded down to zero; or

(ii) of 0.5 or more will be rounded up to one TABCORP Share.

(d) If Bidder reasonably believes that any parcel or parcels of Tab Shares has or have been created or manipulated to take advantage of the rounding provision in section 10.1(c), then any fractional entitlement to a TABCORP Share arising in relation to that parcel, or those parcels, will be rounded down so that the entitlement to TABCORP Shares arising in relation to each parcel consists of the nearest whole number of TABCORP Shares only and the fractional entitlement will be disregarded.

(e) If you accept this Offer, Bidder will be entitled to all Rights in respect of your Tab Shares which it acquires under this Offer, as well as your Tab Shares themselves (see sections 10.5(c) and 10.6(c)).

(f) An offer in this form and bearing the same date is being made to:

(i) each person registered as the holder of Tab Shares in the register of Tab Shareholders as at 9.00 am on the Register Date; and

(ii) any person who becomes registered as the holder of Tab Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, other securities convertible into Tab Shares (including Tab Options) and which are on issue at the Register Date.

(g) If at the time this Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of some or all of your Tab Shares then:

(i) a corresponding offer will be deemed to have been made to that other person in respect of those Tab Shares;

(ii) a corresponding offer will be deemed to have been made to you in respect of any other Tab Shares you hold to which this Offer relates; and

(iii) this Offer will be deemed to have been withdrawn immediately after that time.

(h) If at any time during the Offer Period you are registered or entitled to be registered as the holder of one or more parcels of Tab Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate offer on the same terms as this Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the offer for all of a parcel, you must comply with the procedure in section 653B(3) of the Corporations Act. If, for the purposes of complying with that procedure, you require additional copies of this Bidder's Statement and the Acceptance Form, please call the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or +61 2 9240 7442 (from outside Australia) to request those additional copies.

(i) Beneficial owners whose Tab Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

(j) This Offer is dated [ ] 2004 .

10.2 Offer Period

(a) This Offer will remain open for acceptance during the period commencing on the date the first Offer is made and ending at 7.00 pm on [ ] 2004, unless it is withdrawn or extended in accordance with the Corporations Act.

(b) Bidder may, in accordance with the Corporations Act, extend the period during which this Offer remains open for acceptance.

10.3 Official quotation of TABCORP Shares

(a) The consideration offered by Bidder under the Offer includes TABCORP Shares. The shares offered as consideration will be issued by TABCORP, will be issued fully paid and will rank equally with existing TABCORP Shares from the date of issue, except that they will not be entitled to participate in the TABCORP interim dividend announced on 19 February 2004 in respect of the year ending 30 June 2004 (which is scheduled to be paid on 6 April 2004).

(b) TABCORP has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by ASX.

(c) This Offer and any contract that results from your acceptance of this Offer are subject to the condition set out in section 625(3) of the Corporations Act. If that condition is not fulfilled, any contract that results from your acceptance of this Offer will be automatically void.

(d) The condition set out in section 625(3) of the Corporations Act is not a defeating condition for the purposes of the Corporations Act, and is not of the same nature as the conditions set out in section 10.7. Section 625(3) of the Corporations Act provides that this Offer cannot be freed of the condition prescribed in that section, and consequently no statement made by Bidder, or any other member of the TABCORP Group, can be taken to be a waiver of that condition.

(e) Official quotation of securities by ASX is not granted automatically on application.

10.4 How to accept this Offer

(a) General

(i) Subject to sections 10.1(g) and 10.1(h), you may **only** accept this Offer for **all** of your Tab Shares.

(ii) You may accept this Offer at any time during the Offer Period.

(iii) Sections 10.4(b) and 10.4(c) refer, amongst other things, to the different Acceptance Forms for use to accept this Offer depending on the nature of your Tab Shareholding. You will only be sent one Acceptance Form with this Bidder's Statement, which will be the Acceptance Form to be used in relation to your Tab Shares.

(b) Issuer sponsored holdings

If your Tab Shares are held on Tab's issuer sponsored subregister (in which case your Securityholder Reference Number will commence with 'I'), to accept this Offer in respect of those Tab Shares you must:

(i) **complete** and **sign** the enclosed blue Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form; and

(ii) **return** the Acceptance Form (using the enclosed reply paid envelope), together with all other documents required by the terms of the Offer and the instructions on the Acceptance Form, so that they are **received** before the end of the Offer Period at one of the addresses indicated on the Acceptance Form.

(c) CHESS Holdings

If your Tab Shares are held in a CHESS Holding (in which case your Holder Identification Number will commence with 'X'), to accept this Offer in respect of those Tab Shares:

(i) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(ii) if you are not the Controlling Participant, you may either:

(A) **instruct** your Controlling Participant, in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules, such initiation to occur before the end of the Offer Period. If you choose to accept this Offer in this way, your Controlling Participant will be obliged by Rule 14.14.1 of the ASTC Settlement Rules to initiate the acceptance within the following timeframes:

(1) if you specify a time when or by which this Offer must be accepted, in accordance with those instructions; or

(2) otherwise, by End of Day (as defined in the ASTC Settlement Rules) on the date that you instruct the Controlling Participant to accept this Offer or, if the Offer Period ends on the day you provide those instructions, before the end of the Offer Period; or

(B) otherwise, **complete**, **sign** and **return** the enclosed pink Acceptance Form (using the enclosed reply paid envelope) in accordance with the terms of the Offer and the instructions on the Acceptance Form, together with all other documents required by those instructions, so that they are **received** before the end of the Offer Period at one of the addresses indicated on the Acceptance Form and as such authorise Bidder to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules.

(d) Status and receipt of the Acceptance Form

(i) The Acceptance Form which accompanies this Bidder's Statement forms part of this Offer.

(ii) To accept this Offer using the Acceptance Form, you should complete and sign the Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form, and return the Acceptance Form (using the enclosed reply paid envelope), together with all other documents required by the terms of the Offer and the instructions on the Acceptance Form, so that they are received before the end of the Offer Period at one of the relevant addresses indicated on the Acceptance Form. When using the Acceptance Form to accept this Offer in respect of Tab Shares in a CHESS Holding, you must ensure that the Acceptance Form (and the other required documents) are received in sufficient time for Bidder to give instructions to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the end of the Offer Period.

(iii) By signing and returning the Acceptance Form in respect of Tab Shares in a CHESS Holding you will be deemed to have irrevocably authorised Bidder (and any nominee or nominees of Bidder) to:

(A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of all such Tab Shares in accordance with Rule 14.14 of the ASTC Settlement Rules; and

(B) give any other instructions concerning those Tab Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant.

(iv) Notwithstanding sections 10.4(b), 10.4(c)(ii)(B) and 10.4(d)(ii), Bidder may, at its discretion and without further communication with you, treat any Acceptance Form received before the end of the Offer Period at one of the addresses indicated on the Acceptance Form, or such other address as may be acceptable to Bidder, as valid, even if one or more of the requirements for acceptance have not been complied with (other than the requirement for your acceptance to be received prior to the end of the Offer Period).

(v) The transmission of the Acceptance Form and other documents is at your own risk.

10.5 Effect of acceptance

(a) Once you have accepted this Offer, you will be able to revoke your acceptance at any time while either of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has not been satisfied or waived. When each of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has been satisfied or waived, you will be unable to revoke your acceptance and the contract resulting from your acceptance of this Offer will be binding on you, except as follows:

(i) if, by the relevant times specified in section 10.5(b), the conditions in section 10.7 have not been satisfied or waived in accordance with section 10.10, the Offer will automatically terminate and your Tab Shares will be returned to you; or

(ii) if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 10.7, you may be able to withdraw your acceptance and have your Tab Shares returned to you under section 650E of the Corporations Act. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purpose of section 10.5(a)(i) are:

(i) in the case of the conditions in section 10.7(h) - three business days after the end of the Offer Period; and

(ii) in the case of the other conditions in section 10.7 - the end of the Offer Period.

(c) By accepting this Offer in accordance with section 10.4, you will, or will be deemed to, have:

(i) accepted this Offer (and any variation of it) in respect of all of your Tab Shares (even if the number of Tab Shares specified on the Acceptance Form differs from the number of your Tab Shares) and agreed to the terms and conditions of this Offer;

(ii) subject to the Offer becoming or being declared free from the conditions set out in section 10.7, agreed to transfer all of your Tab Shares to Bidder in accordance with this Offer;

(iii) represented and warranted to Bidder that, at the time of acceptance and at the time the transfer of your Tab Shares to Bidder is registered, all of your Tab Shares are and will be fully paid, and Bidder will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in your Tab Shares to Bidder;

(iv) appointed Bidder and each of its directors, secretaries and officers severally as your true and lawful attorney, with effect from the later of the acceptance of this Offer and the date that any contract resulting from acceptance of this Offer becomes, or is declared, free from its conditions, with power to do all things which you could lawfully do concerning your Tab Shares or in exercise of any right derived from the holding of your Tab Shares, including (without limiting the generality of the foregoing):

(A) attending and voting at any meeting of Tab;

(B) demanding a poll for any vote to be taken at any meeting of Tab;

(C) proposing or seconding any resolution to be considered at any meeting of Tab;

(D) requisitioning the convening of any meeting of Tab and convening a meeting pursuant to any such requisition; and

(E) doing all things incidental or ancillary to any of the foregoing,

and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Bidder as the intended registered holder and beneficial holder of your Tab Shares. This appointment is irrevocable and terminates upon registration of a transfer to Bidder of your Tab Shares. Bidder will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph;

(v) (if, before the issue of the TABCORP Shares to which you are entitled as a result of your acceptance of this Offer, you are a Participating Tab Shareholder in respect of the Share Sale Facility) appointed UBS Securities Australia and its nominee severally as your agent to receive (pursuant to sections 10.6(e)(i)(B) and 11.5(b)) the relevant Sale Shares to which you are entitled as a result of your acceptance of this Offer;

(vi) represented and warranted to Bidder that you are not a Foreign Shareholder, unless otherwise indicated on the Acceptance Form;

(vii) acknowledged and agreed that if you indicate on the Acceptance Form that you are a Foreign Shareholder, or if Bidder believes that you are a Foreign Shareholder, Bidder will arrange for any TABCORP Shares otherwise issuable to you to be issued and sold, and for the net proceeds to be remitted to you, as described in section 10.6(g);

(viii) agreed to fully indemnify Bidder in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or your Securityholder Reference Number or in consequence of the transfer of your Tab Shares to Bidder being registered by Tab without production of your Holder Identification Number or your Securityholder Reference Number;

(ix) irrevocably authorised Bidder (or any nominee or nominees of Bidder) to alter the Acceptance Form by rectifying any errors in or omissions from the Acceptance Form as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of all of your Tab Shares to Bidder;

(x) irrevocably authorised and directed Tab to pay to Bidder, or to account to Bidder for, all Rights in respect of your Tab Shares subject, however, to any such Rights received by Bidder being accounted for by Bidder to you if this Offer is withdrawn or any contract resulting from your acceptance of this Offer is rescinded or rendered void;

(xi) irrevocably authorised Bidder (and any nominee or nominees of Bidder) to notify Tab on your behalf that the address for the purpose of serving notices upon you in respect of your Tab Shares is the address specified by Bidder in the notification;

(xii) irrevocably authorised Bidder (and any nominee or nominees of Bidder) to cause a message to be transmitted in accordance with ASTC Settlement Rule 14.17.1 (and at a time permitted by ASTC Settlement Rule 14.17.1(b)) so as to transfer your Tab Shares to the Takeover Transferee Holding, regardless of whether Bidder has at that time paid the consideration due to you under this Offer;

(xiii) authorised TABCORP to issue to you the TABCORP Shares you are entitled to receive under this Offer and to register your name in the TABCORP register of members in respect of those TABCORP Shares, and agreed that you will be bound by the constitution of TABCORP; and

(xiv) agreed, subject to the conditions in section 10.7 being satisfied or waived, to execute all documents, transfers and assurances as may be necessary or desirable to convey your Tab Shares and Rights to Bidder.

10.6 Provision of consideration by Bidder

(a) Subject to this section 10.6 and the Corporations Act, if you accept this Offer and the conditions of the Offer and of any contract resulting from acceptance of this Offer are satisfied or waived, Bidder will provide the consideration (as set out in section 10.1(b)) to you on or before the earlier of:

(i) one month after the date of your acceptance or, if at the time of your acceptance this Offer is subject to a defeating condition, within one month after the contract resulting from your acceptance of this Offer becomes, or is declared, unconditional; and

(ii) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is received with your acceptance, Bidder will provide the consideration in accordance with section 10.6(a);

(ii) if that document is received after your acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after the contract resulting from your acceptance of this Offer becomes, or is declared, unconditional; and

(B) 21 days after the end of the Offer Period;

(iii) if that document is received after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after that document is received; and

(B) 21 days after the end of the Offer Period; and

(iv) if that document is received after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is received. However, if, at the time that document is received, the contract resulting from acceptance of this Offer is still subject to a defeating condition that relates to a circumstance or event specified in section 10.7(h), Bidder will provide the consideration within 21 days after the contract becomes, or is declared, unconditional.

(c) If you accept this Offer, Bidder is entitled to all Rights in respect of your Tab Shares. Bidder may require you to provide all documents necessary to vest title to those Rights in Bidder, or otherwise to give Bidder the benefit or value of those Rights. If you do not do so, or if you have received the benefit of those Rights, Bidder will be entitled to deduct from the consideration payable in accordance with the terms of this Offer the amount (or an amount equal to the value, as reasonably assessed by Bidder) of those Rights.

(d) Payment of any cash amount to which you are entitled will be made by cheque drawn in Australian currency in your favour. The cheque will be sent to you, at your risk, by ordinary mail (or, in the case of Tab Shareholders with addresses outside Australia, by airmail) to your address as shown in Tab's register of members.

(e) The obligation of TABCORP to allot and issue any TABCORP Shares to which you are entitled under this Offer will be satisfied:

(i) if at the time at which the TABCORP Shares to which you are entitled as a result of acceptance of this Offer are allotted and issued:

(A) you are not a Participating Tab Shareholder in relation to the Share Sale Facility, by TABCORP entering your name on the register of members of TABCORP; or

(B) you are a Participating Tab Shareholder in relation to the Share Sale Facility, by TABCORP allotting and issuing such number of those TABCORP Shares as are Sale Shares to UBS Securities Australia (or its nominee) for the purpose of sale under the Share Sale Facility, and by entering your name on the register of members of TABCORP in respect of the remainder of the TABCORP Shares (if any) to which you are entitled under this Offer; and

(ii) if your name is entered into the issuer sponsored subregister of TABCORP, by TABCORP no later than five business days after your name is entered in the register of members of TABCORP, despatching or procuring the despatch to you, by pre-paid post to your address as shown on the Acceptance Form or such other address as you may notify to Bidder in writing before despatch, a holding statement in accordance with ASX Listing Rule 8.6. If your Tab Shares are held in joint names and those names are entered into the issuer sponsored subregister of TABCORP, the holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in Tab's register of members.

(f) If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:

(i) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(ii) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);

(iii) the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth);

(iv) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(v) any other law of Australia that would make it unlawful for Bidder to provide consideration for your Tab Shares,

applies then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Bidder. See section 9.12 for information as to whether this restriction applies to you

(g) If you are a Foreign Shareholder, you will not be entitled to receive TABCORP Shares as part of the consideration for your Tab Shares as a result of acceptance of this Offer, and Bidder will:

(i) arrange for the issue to a nominee approved by ASIC (the ***Nominee***) of the number of TABCORP Shares to which you and all other Foreign Shareholders would have been entitled but for this section 10.6(g) and the equivalent provision in each other offer under the Offer;

(ii) cause the TABCORP Shares so issued to be offered for sale by the Nominee on ASX as soon as practicable and otherwise in the manner, at the price and on such other terms and conditions as are determined by the Nominee; and

(iii) cause the amount ascertained in accordance with the formula below to be paid to you:

$$\frac{P \times N}{T}$$

where:

P is the amount (if any) remaining after deducting the expenses of sale from the proceeds of sale of the TABCORP Shares issued to the Nominee under this section 10.6(g) and the equivalent provision in each other offer under the Offer;

N is the number of TABCORP Shares which would, but for this section 10.6(g), otherwise have been issued to you under this Offer; and

T is the total number of TABCORP Shares issued to the Nominee under this section 10.6(g) and the equivalent provision in each other offer under the Offer.

Payment of the amount referred to in this section 10.6(g) will be made by cheque in Australian dollars or, if this is unlawful, the currency of the jurisdiction of your residence (as shown in the register of members of Tab).

10.7 Conditions

Subject to this section 10.7, this Offer and any contract resulting from acceptance of this Offer are subject to the fulfilment of the following conditions.

(a) Minimum acceptance

At the end of the Offer Period, Bidder and its associates have relevant interests in more than 50.0% of the Tab Shares.

(b) Totalizator Amendment Act

(i) Before the end of the Offer Period, all sections of the Totalizator Amendment Act have commenced.

(ii) Before the end of the Offer Period, the NSW Racing Minister has nominated Bidder for the purpose of section 37A of the Privatisation Act (as amended by the Totalizator Amendment Act), and therefore for the purpose of the Totalizator Act (as amended by the Totalizator Amendment Act), by notice published in the New South Wales Government Gazette.

(iii) Before the end of the Offer Period, NSW Racing has acknowledged in writing to the NSW Racing Minister its approval of unconditional arrangements with TABCORP and Tab that satisfy the requirements of section 43A of the Totalizator Act (as amended by the Totalizator Amendment Act).

(c) ACCC

(i) At the end of the Offer Period, the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of Tab Shares by Bidder under the Offer.

(ii) Before the end of the Offer Period, the notice in writing received by TABCORP from the ACCC stating, or stating to the effect, that:

(A) the ACCC does not propose to intervene or seek to prevent the acquisition of Tab Shares by Bidder pursuant to section 50 of the *Trade Practices Act 1974* (Cth); and

(B) the ACCC does not seek to impose conditions on Bidder's acquisition of shares in Tab or require undertakings from Bidder (or any Related Entity of Bidder) in relation to the acquisition of Tab Shares,

has not been withdrawn, revoked or amended.

(d) Other regulatory approvals

Before the end of the Offer Period, all Approvals as are necessary to permit the Offer to be lawfully made to and accepted by Tab Shareholders are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same. For the purposes of this section 10.7(d), an Approval from the State of New South Wales will be deemed to be on an unconditional basis, notwithstanding that it is conditional on TABCORP giving undertakings to the State of New South Wales consistent with those summarised in sections 4.3(c) and 4.3(d) in relation to the divestiture of the Tab Gaming Division or the withdrawal or cancellation of the Investment Licence.

(e) No regulatory actions

Between the Announcement Date and the end of the Offer Period (each inclusive):

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii) no action or investigation is announced, commenced or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than by Bidder or any of its associates),

in consequence of or in connection with the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel for the purpose or in exercise of the powers and discretions conferred on it by the Corporations Act) which restrains or prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Offer or the acquisition of Tab Shares under the Offer or the completion of any transaction contemplated by this Bidder's Statement, or seeks to require the divestiture by Bidder of any Tab Shares, or the divestiture of any material assets of the Tab Group (other than the divestiture of the Tab Gaming Division, and the withdrawal or cancellation of the Investment Licence, as described in sections 4.3(c) and 4.3(d)) or the TABCORP Group.

(f) No material adverse change

Before the end of the Offer Period, no event, change or condition occurs, is announced or becomes known to Bidder (whether or not it becomes public) where that event, change or condition has had, or could reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Tab Group, taken as a whole, since 30 June 2003, or on the status or terms of arrangements entered into by the Tab Group, or on the status or terms of any approvals, licences or permits from Public Authorities applicable to the Tab Group (except for events, changes and conditions publicly announced by Tab or otherwise disclosed in public filings by Tab or any of its subsidiaries prior to the Announcement Date where the relevant disclosure is not, and is not likely to be, incomplete, incorrect, untrue or misleading).

(g) No material acquisitions, disposals or new commitments

Except for any proposed transaction publicly announced by Tab before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the Offer Period (each inclusive):

(i) Tab or any subsidiary of Tab acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such an acquisition, offer or agreement;

(ii) Tab or any subsidiary of Tab disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in Tab's statement of financial position as at 30 June 2003) is, in aggregate greater than $3 million, or makes an announcement in relation to such a disposition, offer or agreement;

(iii) Tab or any subsidiary of Tab enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which would require expenditure, or the foregoing of revenue, by the Tab Group of an amount which is, in aggregate, more than $3 million, other than in the ordinary course of business, or makes an announcement in relation to such an entry, offer or agreement;

(iv) Tab or any subsidiary of Tab enters into, offers to enter into or agrees to enter into (or makes an announcement in relation to such an entry, offer or agreement) any joint venture or partnership, or any agreement, relating to or involving the provision of an equity, profit sharing or other interest in Sky Channel Pty Ltd or the media businesses of the Tab Group that operate under any of the names 'Sky Channel', 'Sky Racing', 'Sky International' or 'Radio 2KY' (including the business and operations of Sky Channel Pty Ltd and its subsidiaries) where that joint venture, partnership or agreement involves a commitment of the Tab Group of greater than 12 months or would require expenditure, or the foregoing of revenue, by the Tab Group of an amount which is, in aggregate, more than $3 million,

and during that period the business of the Tab Group is otherwise carried on in the ordinary and usual course of business.

(h) No prescribed occurrences

During the period from the Announcement Date to the date that is three business days after the end of the Offer Period (each inclusive), none of the following occurrences (being the prescribed occurrences listed in section 652C of the Corporations Act) happens:

(i) Tab converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(ii) Tab or a subsidiary of Tab resolves to reduce its share capital in any way;

(iii) Tab or a subsidiary of Tab enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) Tab or a subsidiary of Tab issues shares (other than as a result of the exercise of Tab Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) Tab or a subsidiary of Tab issues, or agrees to issue, convertible notes;

(vi) Tab or a subsidiary of Tab disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) Tab or a subsidiary of Tab charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) Tab or a subsidiary of Tab resolves to be wound up;

(ix) a liquidator or provisional liquidator of Tab or of a subsidiary of Tab is appointed;

10. The Offer (cont'd)

(x) a court makes an order for the winding up of Tab or of a subsidiary of Tab;

(xi) an administrator of Tab or of a subsidiary of Tab is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) Tab or a subsidiary of Tab executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Tab or of a subsidiary of Tab.

(i) Dividends

Between the Announcement Date and the end of the Offer Period (each inclusive), Tab does not make or declare any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than Tab's fully franked 2004 interim dividend of 9 cents per Tab Share (as announced on 6 February 2004).

(j) Loan Facility

(i) Subject to the following, before the earlier of the execution of the Loan Facility Agreement and the end of the Offer Period, no event giving rise to a right for the Banks to terminate the Commitment Letter occurs, unless any such right is waived by the Banks.

(ii) Subject to the following, at the end of the Offer Period all of the conditions precedent to the availability of funds under the Loan Facility Agreement have been either satisfied or waived.

The conditions set out in this section 10.7(j) do not apply to the extent that the occurrence of an event, or the satisfaction of a condition precedent, is within the sole control of the TABCORP Group.

10.8 Nature and benefit of conditions

(a) The conditions in sections 10.7(b)(i) and 10.7(b)(ii) are conditions precedent to Bidder's acquisition of any interest in Tab Shares. Notwithstanding your acceptance of this Offer, unless and until each of the conditions in sections 10.7(b)(i) and 10.7(b)(ii) has been satisfied or waived:

(i) no contract for the sale of your Tab Shares will come into force or be binding on you or Bidder;

(ii) Bidder will have no rights (conditional or otherwise) in relation to your Tab Shares;

(iii) if your Tab Shares are held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of those Tab Shares by having your Controlling Participant transmit a valid originating message to ASTC specifying the Tab Shares to be released from the sub-position, in accordance with Rule 14.16 of the ASTC Settlement Rules, at any time prior to the satisfaction or waiver of those conditions; and

(iv) if your Tab Shares are not held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of those Tab Shares by sending a notice to that effect signed by you (or on your behalf, in which case documentation proving that the person or persons signing the notice are authorised to do so must accompany the notice) to any of the addresses specified on the Acceptance Form so that it is received at the relevant address at any time prior to the satisfaction or waiver of those conditions.

(b) Each of the other conditions in section 10.7 is a condition subsequent to the formation of a binding contract upon acceptance of this Offer. The non-fulfilment of any of those conditions will not, until the end of the Offer Period (or in the case of the conditions in section 10.7(h), until three business days after the end of the Offer Period), prevent a contract to sell your Tab Shares resulting from the acceptance of this Offer from arising, but any such non-fulfilment at the end of the Offer Period will entitle Bidder, by notice in writing to you, to rescind a contract that results from your acceptance of this Offer as if that contract had not been formed.

(c) Each of the conditions in each paragraph and each sub-paragraph of section 10.7 constitutes, and is to be construed as, a separate, several and distinct condition. No condition will be taken to limit the meaning or effect of any other condition.

(d) Subject to the Corporations Act and section 10.8(a), Bidder alone is entitled to the benefit of the conditions in section 10.7 and to rely on non-fulfilment of, or to waive compliance with, any of those conditions.

10.9 Satisfaction of conditions

TABCORP and Bidder will each use all reasonable endeavours, and will procure that their subsidiaries will use all reasonable endeavours, to ensure that the condition contained in section 10.7(d) is satisfied as soon as possible after the date of this Bidder's Statement.

10.10 Waiver of conditions

(a) Subject to the Corporations Act, Bidder may free the Offer and any contract resulting from acceptance of the Offer from all or any of the conditions in section 10.7 generally or in relation to a specific occurrence by giving notice in writing to Tab and to ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

(i) in the case of the conditions in section 10.7(h) - not later than three business days after the end of the Offer Period; and

(ii) in the case of the other conditions in section 10.7 - not less than seven days before the end of the Offer Period.

(b) If, at the end of the Offer Period (or, in the case of the conditions in section 10.7(h), within three business days after the end of the Offer Period), the conditions in section 10.7 have not been fulfilled and Bidder has not declared the Offer (or the Offer has not become) free from those conditions, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts will be automatically void.

10.11 Notice on status of conditions

The date for giving the notice as to the status of the conditions in section 10.7 required by section 630( ) of the Corporations Act is [ ] 2004 (subject to variation in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

10.12 Variation

Bidder may vary this Offer in accordance with the Corporations Act.

10.13 Withdrawal

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If so, Bidder will give notice of the withdrawal to ASX and to Tab and will comply with any other conditions imposed by ASIC.

(b) If Bidder withdraws this Offer, any contract resulting from its acceptance will automatically be void.

10.14 Stamp duty and brokerage

You will not be liable to pay any stamp duty on the transfer of your Tab Shares as a result of acceptance of this Offer. As long as your Tab Shares are registered in your name and you deliver them directly to Bidder, you will not incur any brokerage in connection with your acceptance of this Offer (unless you are a Foreign Shareholder (see section 10.6(g))).

If you are a beneficial owner whose Tab Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should ask that nominee whether it will charge any transaction fees or service charges in connection with acceptance of the Offer for the relevant Tab Shares.

10.15 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in Victoria, Australia.


TAB
CONRAD
JUPITERS

Section 11

Share Sale Facility for TABCORP Shares

11. Share Sale Facility for TABCORP Shares

11.1 Description

(a) TABCORP has made arrangements with UBS Securities Australia whereby UBS Securities Australia is making available a Share Sale Facility pursuant to which certain Tab Shareholders will be able to sell the TABCORP Shares that they receive (or are entitled to receive) as a result of acceptance of the Offer, up to a maximum of 200 TABCORP Shares (see section 11.2(c)(iii)).

(b) As at 1 April 2004 (being the last Trading Day before the date of this Bidder's Statement), the closing price of TABCORP Shares on ASX was $12.29. The price of TABCORP Shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code 'TAH'.

(c) The provision of the Share Sale Facility is separate to the offer to acquire your Tab Shares under the Offer and does not form part of the consideration for those Tab Shares. The references in:

(i) section 10.6(a) to the term 'the consideration (as set out in section 10.1(b))';

(ii) section 10.6(b) to the term 'the consideration'; and

(iii) all other similar references to the provision of the consideration under the Offer,

do not include a reference to any cash to which you may be entitled as a result of any sale under the Share Sale Facility of any TABCORP Shares which you receive (or are entitled to receive) under the Offer, and Bidder's obligations to you under the Offer will be satisfied by Bidder providing you with the consideration described in section 10.1(b) within the time periods, and in the manner, specified in section 10.6.

11.2 Terms of participation and scope of Share Sale Facility

(a) The Share Sale Facility is only available to Tab Shareholders (and former Tab Shareholders):

(i) whose address, as shown (or as formerly shown prior to the sale of their Tab Shares to Bidder) in Tab's register of members, is a place within Australia or its external territories; and

(ii) who are not (or were not prior to the sale of their Tab Shares to Bidder) holding Tab Shares on behalf of any person resident, or located, in the United States of America,

(such Tab Shareholders being referred to as the ***Eligible Tab Shareholders***), and the Share Sale Facility will only be available in respect of TABCORP Shares that are (or, but for the operation of the Share Sale Facility, would have been) issued to Eligible Tab Shareholders as a result of their acceptance of the Offer. The Share Sale Facility is not available for TABCORP Shares acquired by any other means (even if you receive less than 200 TABCORP Shares as a result of acceptance of the Offer).

(b) Participation in the Share Sale Facility is entirely voluntary (assuming that you are an Eligible Tab Shareholder).

(c) If you are an Eligible Tab Shareholder and you elect to participate in the Share Sale Facility, you:

(i) will do so on the basis of the terms and conditions in this section 11, the warranties and acknowledgements in Annexure H and the terms set out in the Instruction Form, as well as any associated documents provided or made available to Eligible Tab Shareholders in relation to the Share Sale Facility (together the ***Share Sale Facility Documents***);

(ii) will be a Participating Tab Shareholder;

(iii) will do so on the basis that, subject to the operation of section 11.5(a):

(A) if you receive (or are entitled to receive) 200 or fewer TABCORP Shares under the Offer, all of the TABCORP Shares that you receive (or are entitled to receive) will be Sale Shares and will be sold pursuant to the Share Sale Facility; and

(B) if you receive (or are entitled to receive) 201 or more TABCORP Shares under the Offer, only 200 of the TABCORP Shares that you receive (or are entitled to receive) will be Sale Shares and will be sold pursuant to the Share Sale Facility; and

(iv) will not be liable to pay any brokerage, handling fees or stamp duty for the sale of your Sale Shares under the Share Sale Facility. However, you will be liable for any other tax or charge on the sale of your Sale Shares (including, CGT (if any)).

11.3 Electing to participate in the Share Sale Facility

(a) If you are an Eligible Tab Shareholder, you can elect to participate in the Share Sale Facility by providing an ***Election to Participate***, which you can do by any of the following means (as applicable):

(i) at the time that you accept the Offer:

(A) if your Tab Shares are held on Tab's issuer sponsored subregister, by marking the appropriate box on the blue Acceptance Form (and providing the information requested on that form in relation to the Share Sale Facility) and returning the Acceptance Form in accordance with section 10.4(b); or

(B) if your Tab Shares are held in a CHESS Holding, either by:

(1) initiating, or otherwise instructing your Controlling Participant to initiate, an election to participate on CHESS before the end of the Offer Period; or

(2) marking the appropriate box on the pink Acceptance Form (and providing the information requested on that form in relation to the Share Sale Facility) and returning it in accordance with section 10.4(c)(i)(B) so that it is received in sufficient time for Bidder to give instructions to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the end of the Offer Period. By providing an Election to Participate in this way, you will be deemed, in addition to providing the authorisations set out in section 10.4(d)(iii), to have irrevocably authorised Bidder (and any nominee or nominees of Bidder) to instruct your Controlling Participant to initiate an election to participate on CHESS before the end of the Offer Period.

The Acceptance Form sent to you will only contain a box allowing you to elect to participate in the Share Sale Facility if Bidder believes that you are an Eligible Tab Shareholder at the time that it sends the Acceptance Form to you; or

(ii) at any subsequent time during the Sale Facility Acceptance Period:

(A) if, at the time you are providing your election:

(1) you have not yet been issued TABCORP Shares and your Tab Shares are held on Tab's issuer sponsored subregister; or

(2) you have been issued TABCORP Shares as partial consideration for your acceptance of the Offer and those shares are held on TABCORP's issuer sponsored subregister,

by contacting the Registrar on 1300 665 661 and requesting that you be provided with the appropriate form, and then completing and signing that form and returning it so that it is received at an address specified on the form before 5.00 pm (Sydney time) on the last day of the Sale Facility Acceptance Period; or

(B) if, at the time you are providing your election:

(1) you have not yet been issued TABCORP Shares and your Tab Shares are held in a CHESS Holding; or

(2) you have been issued TABCORP Shares as partial consideration for your acceptance of the Offer and those shares are held in a CHESS Holding,

by contacting the Registrar on 1300 665 661 and requesting that you be provided with the appropriate form, and then completing and signing that form and returning it your Controlling Participant with instructions for your Controlling Participant to affix its stamp to the form to confirm its approval of:

(3) the sale of your Sale Shares under the Share Sale Facility; and

(4) TABCORP initiating a holding adjustment to move the Sale Shares, once issued, to TABCORP's issuer sponsored subregister,

and to return the form so that it is received at an address specified on the form before 5.00 pm (Sydney time) on the last day of the Sale Facility Acceptance Period. If you are the Controlling Participant, you can return your form directly to such an address within that time period provided that you have stamped the form to confirm your approval of the matters set out in paragraphs (3) and (4) of this section 11.3(a)(ii)(B).

No Election to Participate provided under this section 11.3(a)(ii) will be effective until all of the relevant steps set out above have been completed, unless compliance with the relevant requirement is waived under section 11.5(d).

(b) TABCORP reserves the right, on behalf of UBS Securities Australia and for any reason, to modify the timetable for, or to suspend (for any period of time) the operation of, the Share Sale Facility (including to suspend the ability of people to elect to participate in, or to suspend the sale of Sale Shares under, the Share Sale Facility) in its sole discretion. Any such modification or suspension will be announced to ASX and advertised as soon as practicable by TABCORP in 'The Australian' newspaper.

11.4 Roles of the Registrar and UBS Securities Australia

(a) Each Participating Tab Shareholder irrevocably appoints UBS Securities Australia as execution-only broker to sell all of the Participating Tab Shareholder's Sale Shares on behalf of the Participating Tab Shareholder in accordance with the Share Sale Facility Documents. Instructions from Participating Tab Shareholders will be taken to be provided to UBS Securities Australia at the time that the Registrar advises UBS Securities Australia of the batch in which the relevant Participating Tab Shareholder's Sale Shares are included in accordance with the Share Sale Facility Documents.

(b) UBS Securities Australia's appointment as 'execution-only' broker means that UBS Securities Australia is not, nor are Bidder, TABCORP or the Registrar, giving, nor are any of them obliged to give, any advice to you. This section 11 does not constitute advice or a recommendation by any of the above to buy, sell or hold securities in TABCORP, nor that the Share Sale Facility or any other facility is the best way to sell your Sale Shares. Accordingly, before you elect to use the Share Sale Facility you should ensure that the Share Sale Facility meets your own objectives, financial situation and needs. If you are unsure of what action to take you should consult a licensed financial adviser. TABCORP will pay brokerage (and any applicable GST) to UBS Securities Australia in relation to the sale of Sale Shares under the Share Sale Facility.

(c) The Registrar will assist in the administration of the Share Sale Facility, including by processing Instruction Forms and other Elections to Participate, collating and advising UBS Securities Australia of batches of Sale Shares and liaising with UBS Securities Australia in relation to sales of Sale Shares, issuing transaction confirmation statements and remitting sale proceeds to Participating Tab Shareholders. TABCORP will pay any handling fees (and any applicable GST) to the Registrar in respect of its role in relation to the Share Sale Facility.

(d) TABCORP and UBS Securities Australia are irrevocably authorised by each Participating Tab Shareholder to do all things and execute all documents (including to effect any holding adjustment, securities transformation or other transmission or transaction in relation to a Participating Tab Shareholder's holding of Sale Shares and whether personally or, where practicable, through an agent) to facilitate the sale of all the Sale Shares of the Participating Tab Shareholder by UBS Securities Australia as broker under the Share Sale Facility.

11.5 Elections to Participate

(a) Once a Participating Tab Shareholder has provided their Election to Participate, they are not permitted to sell any of their Sale Shares outside the Share Sale Facility. However, if before the Election to Participate is processed, the number of TABCORP Shares held by an Eligible Tab Shareholder is less than the number of TABCORP Shares issued to that Eligible Tab Shareholder under the Offer, the Election to Participate provided by that Eligible Tab Shareholder will be taken as an instruction to sell their reduced holding of TABCORP Shares (up to a maximum of 200 TABCORP Shares).

(b) Where a Participating Tab Shareholder elects to participate in the Share Sale Facility before any TABCORP Shares are issued to them as a result of their acceptance of the Offer, they will, or will be deemed, to direct TABCORP to issue the relevant Sale Shares directly to UBS Securities Australia (or its nominee) in a holding on TABCORP's issuer sponsored subregister for the purpose of sale under the Share Sale Facility. This direction will be taken to be given even if the relevant Tab Shares were held in a CHESS Holding and regardless of whether a Holder Identification Number may be specified on the Participating Tab Shareholder's Election to Participate. (See also section 10.5(c)(v).)

(c) Where a Participating Tab Shareholder elects to participate in the Share Sale Facility after TABCORP Shares are issued to them as a result of their acceptance of the Offer, they will, or will be deemed to, authorise the transfer of their Sale Shares to UBS Securities Australia (or its nominee) for the purpose of sale under the Share Sale Facility.

(d) TABCORP may, in its sole discretion, at any time determine on behalf of UBS Securities Australia that an Election to Participate is valid in accordance with the Share Sale Facility Documents, even if the Election to Participate is incomplete, contains errors or is otherwise defective. TABCORP (or any agent of TABCORP acting on its instructions) may correct any error in or omission from an Instruction Form and complete the Instruction Form by the insertion of any missing details.

(e) Notwithstanding section 11.5(d), neither TABCORP nor UBS Securities Australia is under any obligation to accept any Election to Participate, whether completed correctly or not. In particular, an Election to Participate may not be accepted if it is not received in accordance with section 11.3(a) or if there is reason to believe that the relevant Eligible Tab Shareholder cannot provide one or more of the warranties and acknowledgements set out in Annexure H.

11.6 Sales of Sale Shares - General

(a) Sales of TABCORP Shares under the Share Sale Facility will not commence until after the end of the VWAP Period.

(b) UBS Securities Australia may elect (at its sole discretion) to sell all of the Sale Shares of Participating Tab Shareholders whose Elections to Participate are received before the end of the VWAP Period either:

(i) in the Book Build in accordance with section 11.7; or

(ii) otherwise, in accordance with section 11.8.

(c) All Non-Book Build Shares will be sold in accordance with section 11.8.

(d) The Registrar will process Elections to Participate and will aggregate valid Elections to Participate according to the order in which they are processed to form batches to be sold by UBS Securities Australia. The Registrar will advise UBS Securities Australia of the number of Sale Shares available to be sold in respect of each batch as batches become available (taking into account, amongst other things, the time at which the relevant Sale Shares are issued) and UBS Securities Australia will (subject to the operation of section 11.7) sell the batches of Sale Shares in the order in which the instructions in relation to each batch are provided by the Registrar.

(e) The price (the ***Sale Price***) that a Participating Tab Shareholder will receive for each of their Sale Shares that are sold under the Share Sale Facility will be:

11. Share Sale Facility for TABCORP Shares (cont'd)

(i) in the case of a Book Build Share, the volume weighted average price at which each Book Build Share is sold under the Book Build; and

(ii) in the case of a Non-Book Build Share, the volume weighted average price achieved by UBS Securities Australia for the sale of all Non-Book Build Shares sold by UBS Securities Australia under the Share Sale Facility for the batch of Sale Shares within which the Non-Book Build Share is sold.

The Sale Price will be calculated by UBS Securities Australia and may not be challenged in the absence of manifest error.

(f) **Participating Tab Shareholders should note that they will not have control over the time of the sale of their Sale Shares, and therefore will not be able to personally ensure that the sale occurs at a certain price. The Sale Price will depend upon the market conditions prevailing at the time of the sale and may be different to the TABCORP VWAP, the price of TABCORP Shares appearing in the newspaper or quoted by ASX on the day that a Participating Tab Shareholder's Election to Participate is sent or otherwise provided or on any other day, and may not be the best execution price on the Trading Day or Trading Days that the Participating Tab Shareholder's Sale Shares are sold. If a large number of Sale Shares are sold under the Share Sale Facility at the same time as a Participating Tab Shareholder's Sale Shares (whether that sale occurs on ASX or under the Book Build), this may have an adverse effect on the Sale Price that the Participating Tab Shareholder receives for their Sale Shares. Different Participating Tab Shareholders may receive different Sale Prices for their Sale Shares.** None of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other person will on any account be liable, and a Participating Tab Shareholder may not bring any claim or action against them, for not having sold Sale Shares at any specific price or on any specific date.

(g) The proceeds of sale of the Sale Shares under the Book Build, and in each batch, will be transferred as soon as practicable following settlement from the general trust accounts of UBS Securities Australia to an account nominated and maintained by a member of the TABCORP Group, for the purpose of effecting payment to the relevant Participating Tab Shareholders in accordance with section 11.9.

11.7 Sales of TABCORP Shares - Book Build

(a) The sale of the Book Build Shares will be conducted by UBS Securities Australia by way of a non-underwritten book build.

(b) Institutional investors will be invited to submit bids for the Book Build Shares. Bids may be at various prices.

(c) The price at which the Book Build Shares are sold will be determined by UBS Securities Australia with the approval of TABCORP, having regard to the range of bids received under the Book Build and the objective of obtaining the best price for the Book Build Shares reasonably obtainable and there being an orderly market for TABCORP Shares.

(d) UBS Securities Australia will (subject to this section 11.7(d)) seek to effect the sale (although not necessarily the settlement of the sale) of the Book Build Shares under the Book Build as soon as practicable, and in any event within 10 Business Days, after all of the Book Build Shares have been allotted and issued (which will not occur until after the end of the VWAP Period). However, UBS Securities Australia may, in its sole discretion, delay the sale of the Book Build Shares if it considers that to be in the best interests of the relevant Participating Tab Shareholders.

(e) The Book Build will be effected by way of one or more Special Crossings (as that term is defined in the ASX Market Rules).

(f) UBS Securities Australia may elect not to proceed with the Book Build at any time up until any agreement has been reached to sell Book Build Shares under the Book Build. If the Book Build is discontinued under this section 11.7(e), the Book Build Shares will become Non-Book Build Shares to be sold pursuant to section 11.8.

11.8 Sales of TABCORP Shares - Ordinary course of business

(a) UBS Securities Australia may sell the Non-Book Build Shares of a Participating Tab Shareholder at any time during the period commencing from the later of the time at which:

(i) the period referred to in section 11.6(a) has ended; and

(ii) the Participating Tab Shareholder's Non-Book Build Shares are allotted and issued,

and ending on the date that is two weeks after the end of the Sale Facility Acceptance Period.

(b) UBS Securities Australia will (in its sole discretion) place one or more orders to sell all Non-Book Build Shares comprising a batch on ASX in the ordinary course of business (including, in UBS Securities Australia's sole discretion, by crossings). The Non-Book Build Shares included in a batch may therefore be sold by multiple trades at different prices.

(c) Without limitation to section 11.8(a), the Non-Book Build Shares included in a batch will generally be sold on the Trading Day following the day on which the Registrar advises that a batch is available for sale under section 11.6(d) or as soon as practicable thereafter. However, UBS Securities Australia may, in its sole discretion, delay the sale of some or all of the Non-Book Build Shares available to be sold on any Trading Day, if it considers that to be in the best interests of the relevant Participating Tab Shareholders (for example, because it considers market conditions to be unsuitable or to avoid an excessive concentration of sales on a particular Trading Day).

11.9 Payment and confirmation

(a) Sale proceeds calculated in accordance with section 11.6(g) will be paid to each Participating Tab Shareholder:

(i) within 10 business days after the settlement of the sale of the last of the Sale Shares of the relevant Participating Tab Shareholder; and

(ii) in Australian dollars by cheque posted to the address for that Participating Tab Shareholder as formerly shown in the register of members of Tab prior to the sale of their Tab Shares to Bidder, or (if relevant) as shown in the register of members of TABCORP, and made payable to the name or names on the relevant register, at the risk of the Participating Tab Shareholder.

(b) The Registrar will notify each Participating Tab Shareholder, by way of a transaction confirmation statement issued on behalf of UBS Securities Australia sent to the address for the Participating Tab Shareholder (as determined in accordance with section 11.9(a)(ii)), of the number of the Participating Tab Shareholder's Sale Shares sold under the Share Sale Facility and the Sale Price for those Sale Shares, within 10 business days after the settlement of the sale of the last of those Sale Shares.

11.10 Warranties and acknowledgements

By signing and returning an Instruction Form, or otherwise validly electing to participate in the Share Sale Facility, each Participating Tab Shareholder will, or will be deemed to, provide the warranties, acknowledgments, agreements and appointments set out in Annexure H.

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tab sp*rtsbet
tab f*otytip
TAB
StarCity
CONRAD
JUPITERS

Section 12

Definitions and Interpretation

12. Definitions and Interpretation

12.1 Definitions

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

ACCC means the Australian Competition and Consumer Commission.

Acceptance Form means the acceptance form enclosed with this Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of Bidder.

Alternative Arrangement has the meaning given in section 9.7(b).

Announcement Date means 23 February 2004.

Approvals means all regulatory approvals or consents (other than approvals or consents the absence of which would not have a material adverse effect on the assets or operations of the TABCORP Group or the Tab Group) which are required by law or by any Public Authority.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

ASX Listing Rules means the Listing Rules of ASX.

ASX Market Rules means the Market Rules of ASX (being part of the operating rules of ASX).

AWA means AWA Limited (ABN 35 000 005 916).

Banks has the meaning given in section 6.5(a).

BI Gaming means BI Gaming Corporation.

Bid Period means the period between the date on which this Bidder's Statement was provided to Tab and the end of the Offer Period (both inclusive).

Bidder means TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084), a wholly-owned subsidiary of TABCORP.

Bidder's Statement means this document, being the statement of Bidder under Part 6.5 of the Corporations Act relating to the Offer.

Book Build means the sale process described in section 11.7.

Book Build Shares means all of the Sale Shares (if any) to be sold pursuant to the process set out in section 11.7, as determined in accordance with section 11.6(b).

Caesar's Entertainment means Caesar's Entertainment Inc, formerly Park Place Entertainment Inc.

Casino Duty and Community Benefit Levy Agreement means the Casino Duty and Community Benefit Levy Agreement dated 14 December 1994 between the State of New South Wales and Star City, governing the calculation and payment of certain taxes in relation to Star City Casino.

Centrebet means A.C.N. 082 760 610 Pty Ltd (ABN 76 082 760 610), formerly Centrebet Pty Ltd.

Centrebet Business means the internet and telephone gambling business previously conducted by Centrebet and Jupiters UK Limited (Company Number 04279246). The Jupiters Group divested its interest in the Centrebet Business prior to the completion of the Jupiters Merger.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of Tab Shares on the CHESS subregister of Tab.

Club Keno Act means the *Club Keno Act 1993* (Vic).

Commitment Letter has the meaning given in section 6.5(b).

Conrad Jupiters Hotel-Casino means the hotel and casino complex operated at Broadbeach Island, Queensland in respect of which Jupiters Custodian Pty Ltd has been issued a casino licence under the Queensland Casino Control Act.

Conrad Treasury Hotel-Casino means the hotel and casino complex operated at Brisbane, Queensland in respect of which Jupiters has been issued a casino licence under the Queensland Casino Control Act.

Controlling Participant has the meaning given in the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cth).

Current NSW Racing Arrangements has the meaning given in section 8.6(n).

Data Monitoring Services Business means the centralised monitoring system business of the Tab Group that trades under the name 'Data Monitoring Services' and operates under the Data Monitoring Services Licence.

Data Monitoring Services Licence means the exclusive licence granted to Tab under the Gaming Machines Act to conduct a centralised monitoring system to monitor the performance of gaming machines in hotels and registered clubs in New South Wales.

DRP means the dividend reinvestment plan approved by TABCORP shareholders at TABCORP's AGM on 30 October 2003.

EBIT means earnings before interest and tax.

EBITA means earnings before interest, tax and goodwill amortisation.

EBITDA means earnings before interest, tax, depreciation and goodwill amortisation.

EGM means electronic gaming machine.

Election to Participate has the meaning given in section 11.3(a).

Eligible Tab Shareholder has the meaning given in section 11.2(a).

EPS means earnings per share.

Financial Information has the meaning given in section 1.4(a).

Foreign Shareholder means a Tab Shareholder whose address as shown in the register of members of Tab is in a jurisdiction other than Australia or its external territories, the United States of America or New Zealand, unless Bidder otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Tab Shareholder in the relevant jurisdiction and to issue TABCORP Shares to such a Tab Shareholder on acceptance of the Offer, and that it is not unlawful for such a Tab Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

12. Definitions and Interpretation (cont'd)

Gambling Regulation Act means the *Gambling Regulation Act 2003* (Vic).

Gaming and Betting Act means the *Gaming and Betting Act 1994* (Vic).

Gaming Licence means the gaming licence granted to TABCORP under the Gaming and Betting Act.

Gaming Machine Control Act means the *Gaming Machine Control Act 1991* (Vic).

Gaming Machines Act means the *Gaming Machines Act 2001* (NSW).

GCCEC means the proposed Gold Coast Convention and Exhibition Centre located on the Gold Coast Highway at Broadbeach, Queensland.

Golden Casket means Golden Casket Lottery Corporation Limited (ABN 27 078 785 449).

GST means the goods and services tax imposed under the *A New Tax System (Goods and Services Tax) Act 1999* (Cth) and the related imposition acts of the Commonwealth of Australia.

Holder Identification Number means the number used to identify a Tab Shareholder on the CHESS subregister of Tab.

Independent Accountant's Report on the Pro-Forma Historical Information means the report by Ernst & Young contained in Annexure D.

Instruction Form means (as appropriate):

(a) that part of the Acceptance Form which relates to the Share Sale Facility, provided it is completed by an Eligible Tab Shareholder at the time they submit their Acceptance Form; or

(b) otherwise, the forms described in section 11.3(a)(ii).

Investigating Accountant's Report on the Forecast and Pro-Forma Information means the report by Pitcher Partners contained in Annexure E.

Investment Licence means the exclusive licence granted to Tab under the Gaming Machines Act to acquire, supply, finance and share in profits derived from gaming machines in hotels in New South Wales.

Investment Licence Business has the meaning given in section 3.2.

Joint Venture Agreement means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd and certain subsidiaries of TABCORP providing for the establishment and conduct of an unincorporated joint venture between TABCORP Participant and VicRacing Pty Ltd.

Jupiters means Jupiters Limited (ABN 78 010 741 045).

Jupiters Gaming means Jupiters Gaming Pty Ltd (ABN 89 071 366 446).

Jupiters Group means Jupiters and its subsidiaries, all of which are members of the TABCORP Group.

Jupiters Merger means the acquisition by TABCORP Investments No.2 Pty Ltd of all of the Jupiters Ordinary Shares and all of the Jupiters RPS effected on 13 November 2003 pursuant to the Jupiters Ordinary Share Scheme and the Jupiters RPS Scheme, respectively, which resulted in Jupiters and its wholly-owned subsidiaries becoming part of the TABCORP Group.

Jupiters Ordinary Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act effected on 13 November 2003 between Jupiters and holders of Jupiters Ordinary Shares.

Jupiters Ordinary Shares means fully paid ordinary shares in the capital of Jupiters.

Jupiters RPS means a fully paid reset preference share in the capital of Jupiters.

Jupiters RPS Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act effected on 13 November 2003 between Jupiters and holders of Jupiters RPS.

Jupiters Technology has the meaning given in section 1.2(c)(iii).

Jupiters Townsville Casino means the hotel and casino complex operated at Townsville, Queensland in respect of which Breakwater Island Limited has been issued a casino licence under the Queensland Casino Control Act.

Jupiters Trust means the trust established pursuant to a trust deed dated 21 April 1983.

Links Business has the meaning given in section 3.2.

Links Licences means:

(a) the exclusive licence granted to Tab under the Gaming Machines Act to conduct Statewide linked jackpot games for gaming machines in hotels in New South Wales; and

(b) the exclusive licence granted to Tab under the Gaming Machines Act to conduct Statewide linked jackpot games for gaming machines in registered clubs in New South Wales.

Loan Facility has the meaning given in section 6.5(a).

Loan Facility Agreement has the meaning given in section 6.5(b).

Material Merged Group Subsidiary has the meaning given in section 6.5(d).

Material TABCORP Group Subsidiary has the meaning given in section 6.5(d).

Merged Group means TABCORP and its Related Entities following Bidder acquiring control of Tab, including Tab.

New NSW Racing Arrangements has the meaning given in section 8.6(n).

Nominated Company has the meaning given in section 9.6(a).

Non-Book Build Shares means all Sale Shares that are not Book Build Shares. If UBS Securities Australia does not elect under section 11.6(b) to sell any Sale Shares pursuant to the process set out in section 11.7, then all of the Sale Shares will be Non-Book Build Shares.

NPAT means net profit after tax.

NSW Casino Control Act means the *Casino Control Act 1992* (NSW).

NSW Casino Control Authority means the New South Wales Casino Control Authority, a statutory authority created under the NSW Casino Control Act.

12. Definitions and Interpretation (cont'd)

NSW Casino Licence means the licence issued to Star City and in force under Part 2 of the NSW Casino Control Act to operate a casino.

NSW Government Requirements has the meaning given in section 9.7(b).

NSW Racing means NSW Racing Pty Limited (ABN 32 080 959 495), being the entity nominated as the 'racing industry' under sections 21A and 43 of the Totalizator Act in respect of the Tab Totalizator Licences, and under the Gaming Machines Act in respect of the Links Licence and the Data Monitoring Services Licence.

NSW Racing Minister means the Minister of the Crown in right of the State of New South Wales who is charged for the time being with the administration of the Totalizator Act.

Offer means, as the context requires, the offer for Tab Shares contained in section 10, or the off-market takeover bid constituted by that offer and each other offer by Bidder for Tab Shares in the form of that offer.

Offer Period means the period during which the Offer will remain open for acceptance in accordance with section 10.2.

Participating Tab Shareholder means an Eligible Tab Shareholder who elects to participate in the Share Sale Facility in accordance with section 11.3.

PBT means profit before tax.

Pitcher Partners means Pitcher Partners Corporate Pty Ltd (ABN 28 082 323 868).

Privatisation Act means the *Totalizator Agency Board Privatisation Act 1997* (NSW).

Product Supply Agreement means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd, Racing Products Victoria Pty Limited and certain subsidiaries of TABCORP providing for the supply of certain information relating to thoroughbred, harness and greyhound racing and the establishment and operation of a marketing program for the Victorian Racing Industry.

Public Authority means any government or any governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It also includes any self-regulatory organisation established under statute and any stock exchange.

Queensland Casino Agreements means:

(a) the agreement dated 21 April 1983 between Jupiters, Jupiters Custodian Pty Ltd and the State of Queensland in relation to Conrad Jupiters Hotel-Casino;

(b) the agreement dated 6 May 1993 between Jupiters and the State of Queensland in relation to Conrad Treasury Hotel-Casino; and

(c) the agreement dated 27 November 1984 between the State of Queensland and the trustee and manager of the Breakwater Island Trust in relation to Jupiters Townsville Casino.

Queensland Casino Control Act means the *Casino Control Act 1982* (Qld).

Queensland Casino Licences means the casino licences granted to members of the Jupiters Group under the Queensland Casino Control Act in respect of Conrad Jupiters Hotel-Casino, Conrad Treasury Hotel-Casino and Jupiters Townsville Casino.

Queensland Minister means the Treasurer of Queensland or other Minister of the Crown in right of the State of Queensland for the time being charged with the administration of the Queensland Casino Control Act.

Racing Distribution Agreement means the Racing Distribution Agreement dated 11 December 1997 (as amended) between Tab, NSW Racing, NSW Thoroughbred Racing Board, Harness Racing New South Wales and Greyhound Racing Authority of New South Wales.

Racing Heads of Agreement means the Heads of Agreement dated 23 February 2004 between TABCORP and NSW Racing (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales), the material terms of which are summarised in section 9.7.

Register Date means the date set by Bidder under section 633(2) of the Corporations Act.

Registrar means ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Related Entity means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is in an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

Relevant Period for NSW has the meaning given in section 1.5(c).

Relevant Period for Queensland has the meaning given in section 1.5(c).

Rights means all accretions, rights and benefits of whatever kind attaching to or arising from the Tab Shares directly or indirectly at or after the date of this Bidder's Statement (including all dividends and all rights to receive them and rights to receive or subscribe for shares, notes, bonds, options or other securities or entitlements declared, paid or issued by Tab or any subsidiary of Tab).

Sale Facility Acceptance Period means the period from the date of the commencement of the Offer Period to the date which is 60 days after the end of the Offer Period.

Sale Price has the meaning given in section 11.6(e).

Sale Shares means the TABCORP Shares (up to a maximum of 200 TABCORP Shares, as determined in accordance with section 11.2(c)(iii)) to which a Participating Tab Shareholder becomes entitled as a result of their acceptance of the Offer, even if those TABCORP Shares have been nominated as shares to be sold under the Share Sale Facility and/or have been issued directly to UBS Securities Australia (or its nominee), rather than the Participating Tab Shareholder, in accordance with section 10.6(e)(i) for the purpose of sale under the Share Sale Facility.

Securityholder Reference Number means the number allocated by Tab to identify a shareholder on its issuer sponsored subregister.

Share Sale Facility means the facility made available by UBS Securities Australia described in section 11.

Share Sale Facility Documents has the meaning given in section 11.2(c)(i).

Star City means Star City Pty Ltd (ABN 25 060 510 410), a member of the Star City Group.

Star City Casino means the casino operated at Pyrmont Bay, New South Wales in respect of which Star City has been issued the NSW Casino Licence.

Star City Group means Star City Holdings and its subsidiaries, all of which are members of the TABCORP Group.

Star City Holdings means Star City Holdings Limited (ABN 71 064 054 431).

12. Definitions and Interpretation (cont'd)

Star City Management Agreement means the Casino Complex Management Agreement entered into on 21 April 1994 (as amended) between Sydney Harbour Casino Properties Pty Ltd, Star City, Showboat Australia Pty Ltd and Sydney Casino Management Pty Ltd in relation to the operation, management and supervision of Star City Casino.

Tab means Tab Limited (ABN 17 081 765 308).

Tab Board means the board of directors of Tab.

Tab Gaming Division has the meaning given in section 4.3(c).

Tab Group means Tab and its Related Entities as at the date of this Bidder's Statement.

Tab Options means options to subscribe for Tab Shares issued under the Tab Share Option Plan which are on issue at the Register Date.

Tab Share Option Plan means the Employee Share Option Plan approved by Tab Shareholders at Tab's 1999 Annual General Meeting which provides for executives to receive, for no consideration, options to subscribe for Tab Shares.

Tab Shareholder means a person registered in the register of members of Tab as a holder of Tab Shares.

Tab Shareholder Restrictions has the meaning given in section 9.6.

Tab Shares means fully paid ordinary shares in Tab.

Tab Totalizator Licences means:

(a) the licence (exclusive until 6 March 2013) granted to Tab under the Totalizator Act to conduct in New South Wales off-course totalizators on thoroughbred, harness and greyhound races held anywhere in the world, and off-course totalizators and fixed odds wagering on permitted sportsbetting events (including thoroughbred, harness and greyhound races); and

(b) the licence granted to Tab under the Totalizator Act to conduct in New South Wales on-course totalizators on thoroughbred, harness and greyhound races held anywhere in the world, and on-course totalizators and fixed odds wagering on permitted sportsbetting events (including thoroughbred, harness and greyhound races).

TABCORP means TABCORP Holdings Limited (ABN 66 063 780 709).

TABCORP Board means the board of directors of TABCORP.

TABCORP Group means TABCORP and its Related Entities as at the date of this Bidder's Statement.

TABCORP Participant means TABCORP Participant Pty Ltd (ABN 30 064 304 105).

TABCORP Shares means fully paid ordinary shares in TABCORP.

TABCORP VWAP has the meaning given in section 10.1(b).

Takeover Transferee Holding means the CHESS Holding to which Tab Shares are to be transferred pursuant to acceptances of the Offer.

Tattersall's means the Trustees of the Will and Estate of the late George Adams.

Totalizator Act means the *Totalizator Act 1997* (NSW).

Totalizator Amendment Act means the *Totalizator Legislation Amendment Act 2003* (NSW).

Trading Day	has the meaning given in the ASX Listing Rules.
Transaction	has the meaning given in section 6.5(b).
UBS Securities Australia	means UBS Securities Australia Limited (ABN 62 008 586 481), being the holder of Australian Financial Services Licence Number 231098.
UNiTAB	means UNiTAB Limited (ABN 84 085 691 738).
VCGA	means the Victorian Casino and Gaming Authority established under the Gaming and Betting Act.
Victorian Minister	means the Minister of the Crown in right of the State of Victoria for the time being charged with the administration of the Gaming and Betting Act.
Victorian Racing Industry	*means the thoroughbred, harness and greyhound racing clubs established in Victoria.*
Victorian Racing Program Agreement	means the agreement dated 25 May 1994 between TABCORP, VicRacing Pty Ltd, Racing Products Victoria Pty Limited and certain subsidiaries of TABCORP providing for the establishment and operation of a program of race meetings and races in Victoria.
VWAP Period	means the period of 10 consecutive Trading Days (including each of those days) starting on the Trading Day following: (a) the day on which the Offer becomes, or is declared, free from all of the conditions set out in section 10.7; and (b) the last day of the Offer Period, whichever is the earlier.
Wagering Licence	means the wagering licence granted to TABCORP under the Gaming and Betting Act.
your Tab Shares	means, subject to sections 10.1(g) and 10.1(h), the Tab Shares: (a) in respect of which you are registered or entitled to be registered as a holder in the register of members of Tab as at 9.00 am on the Register Date; and (b) to which you are able to give good title at the time you accept the Offer during the Offer Period.

12.2 Interpretation

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise.

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural and conversely.

(c) A reference to a section or Annexure is to a section of, or annexure to, this Bidder's Statement.

(d) A gender includes all genders.

(e) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or association or other entity includes any of them.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

12. Definitions and Interpretation (cont'd)

(h) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) A reference to any instrument or document includes any variation or replacement of it.

(j) A term not specifically defined in this Bidder's Statement has the meaning given to it in the Corporations Act or the ASTC Settlement Rules, as the case may be.

(k) A reference to time is a reference to Sydney time.

(l) Mentioning anything after ***includes, including, for example,*** or similar expressions, does not limit what else might be included.

(m) A reference to ***$*** is a reference to the lawful currency of Australia.

(n) A reference to ***you*** is to a person to whom the Offer under section 10 is made.


tab sp°rtsbet
tab f°otytip
TAB
CONRAD
JUPITERS

Section 13

Approval of Bidder's Statement

13. Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution of all of the directors of TABCORP Investments No.4 Pty Ltd.

Dated 2 April 2004.

Signed on behalf of TABCORP Investments No.4 Pty Ltd:

Matthew Slatter
Director


tab sp*rtsbet
tab f*otytip
TAB
CONRAD
JUPITERS

Annexures

Annexure A

ASX Announcements in Relation to TABCORP Since 30 June 2003

Date Lodged	Description
4 August 2003	Notification by Maple-Brown Abbott Limited that Maple-Brown Abbott Limited had changed its interest as a substantial shareholder in TABCORP.
5 August 2003	Announcement by TABCORP that Maple-Brown Abbott Limited had changed its interest as a substantial shareholder in TABCORP.
13 August 2003	Announcement of the release of TABCORP's full year results for the year ended 30 June 2003. The announcement included TABCORP's 'Appendix 4E: Preliminary final report' for the year ended 30 June 2003, financial statements for the year ended 30 June 2003 and a media release.
14 August 2003	Announcement by UBS Warburg Australia Limited, the issuer of TABCORP Dividend Instalment Warrants, of the record date for the entitlements of eligible warrant holders.
21 August 2003	Notification by Schroder Investment Management Australia Limited that Schroder Investment Management Australia Limited had ceased to be a substantial shareholder in TABCORP.
	Announcement by TABCORP that Schroder Investment Management Australia Limited had ceased to be a substantial shareholder in TABCORP.
26 August 2003	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (328,500 TABCORP Shares at an issue price of $11.02 per share in connection with TABCORP's Senior Executive Long Term Incentive Plan).
3 September 2003	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice'. Phil Satre had acquired an additional 4,000 TABCORP Shares for a consideration of US$7.35 per share.
5 September 2003	Announcement of a proposed new TABCORP dividend reinvestment plan. The existing inoperative dividend reinvestment plan was to be terminated, and a new plan was proposed to commence operation for the next TABCORP interim dividend.
	Announcement by Jupiters that the Australian Tax Office had issued class rulings in relation to the payment of a special dividend, and a potential dividend relating to the sale of the Centrebet Business, under the proposed Jupiters Ordinary Share Scheme.
	Announcement that the Supreme Court of Queensland had ordered that meetings of the shareholders of Jupiters be held to consider the Jupiters Merger.
	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (966,700 TABCORP Shares at an issue price of $11.02 per share in connection with TABCORP's General Employee Share Plan).
29 September 2003	Announcement by Jupiters regarding the sale of the Centrebet Business.
30 September 2003	Lodgement of TABCORP's Notice of Annual General Meeting, a Chairman's letter to shareholders and a proxy form for the annual general meeting.
	Further announcement in relation to TABCORP's proposed new dividend reinvestment plan, including copies of documents relating to the plan, a summary of the plan, and a plan election form.
	Announcement of the release of, and lodgement of, the TABCORP Concise Annual Report and Financial Statements for the year ended 30 June 2003.
3 October 2003	Lodgement by Jupiters of a letter sent to Jupiters reset preference shareholders relating to the Jupiters RPS Scheme.

Date Lodged	Description
10 October 2003	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (up to a maximum of 48,725,000 TABCORP Shares which may have been issued in accordance with the Jupiters Ordinary Share Scheme).
20 October 2003	Notification by UBS Nominees Pty Ltd that UBS Nominees Pty Ltd had ceased to be a substantial shareholder in TABCORP.
21 October 2003	Announcement by TABCORP that UBS Nominees Pty Ltd had ceased to be a substantial shareholder in TABCORP.
28 October 2003	Announcement that TABCORP had established new bank debt financing facilities, which would be used to fund the Jupiters Merger, to re-finance TABCORP's existing bank facilities, and for other general corporate purposes.
30 October 2003	Lodgement of the Chairman's and Managing Director's addresses to shareholders at TABCORP's 2003 annual general meeting.
	Announcement that all resolutions set out in TABCORP's Notice of Annual General Meeting dated 30 September 2003 had been passed at the annual general meeting.
	Lodgement of the presentation to shareholders at TABCORP's 2003 annual general meeting.
31 October 2003	Announcement that the Supreme Court of Queensland had approved the Jupiters Merger.
	Lodgement of 'Appendix 3Z: Final Director's Interest Notice'. Peter Harold Wade had ceased to be a director on 30 October 2003.
4 November 2003	Announcement in response to a newspaper article in relation to the possible extension of TABCORP's Victorian Gaming Licence and Wagering Licence.
5 November 2003	Announcement of a trading halt of TABCORP securities pending the release of an announcement by TABCORP.
	Announcement by TABCORP of a proposed merger with Tab.
	Lodgement of an investor presentation by TABCORP concerning the proposed merger with Tab.
10 November 2003	Announcement by Jupiters of the declaration of a fully franked dividend of 17.2 cents per Jupiters Ordinary Share, representing the net Centrebet Business sale proceeds.
13 November 2003	Announcement of the allocation of TABCORP Shares and cash under the Jupiters Ordinary Share Scheme, and the terms of the scale back to be applied in relation to the consideration to be provided by the TABCORP Group in connection with that scheme.
	Announcement that TABCORP welcomed the decision by the New South Wales government that it would introduce legislation to allow a merger between TABCORP and Tab to proceed.
18 November 2003	Announcement that TABCORP had received a public letter from the Chairman of Tab in relation to TABCORP's merger proposal, and lodgement of a letter previously sent from the Chairman of TABCORP to Tab in relation to the merger proposal.
20 November 2003	Announcement that consideration and holding statements were being despatched to the former holders of Jupiters Ordinary Shares and Jupiters RPS pursuant to the Jupiters Ordinary Share Scheme and the Jupiters RPS Scheme.

Annexure A (cont'd)

Date Lodged	Description
21 November 2003	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice'. Richard Warburton acquired an additional 10,000 TABCORP Shares at a value of $11.22 per share.
	Notification that a presentation delivered by the Managing Director and Chief Executive Officer of TABCORP at a conference was available on TABCORP's website.
4 December 2003	Lodgement of a letter sent to former holders of Jupiters Ordinary Shares concerning the Australian Capital Gains Tax implications of the Jupiters Merger.
16 December 2003	Announcement that transaction statements and a letter to shareholders were being mailed to former holders of Jupiters Ordinary Shares who were 'Ineligible Overseas Shareholders' under the Jupiters Ordinary Share Scheme.
17 December 2003	Announcement that the ACCC had advised TABCORP that it did not propose to intervene pursuant to section 50 of the *Trade Practices Act 1974* (Cth) in relation to a merger between TABCORP and Tab.
18 December 2003	Lodgement of an announcement by the ACCC that it did not oppose a merger between TABCORP and Tab, or a merger between UNiTAB and Tab.
12 January 2004	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (1,435,791 options and 409,877 share rights in connection with TABCORP's Long Term Performance Plan).
20 January 2004	Lodgement of an amended 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (1,435,791 options and 200,728 share rights in connection with TABCORP's Long Term Performance Plan).
29 January 2004	Announcement that TABCORP continued to assess its position in relation to Tab.
	Announcement that Mr John Story and Mr Lawrence Willett were appointed non-executive directors of TABCORP.
	Lodgement of 'Appendix 3X: Initial Director's Interest Notice' for Mr John Story.
	Lodgement of 'Appendix 3X: Initial Director's Interest Notice' for Mr Lawrence Willett.
2 February 2004	Announcement of the effective accounting consolidation date for the Jupiters Merger.
19 February 2004	Lodgement of 'Appendix 4D: Half year Report for the period ended 31 December 2003', financial statements for the half year ended 31 December 2003 and accompanying media release.
	Lodgement of presentation by TABCORP in relation to the Half Year Results for the six months ended 31 December 2003.
23 February 2004	Announcement of a trading halt of TABCORP securities pending the release of an announcement by TABCORP.
	Joint announcement by TABCORP and NSW Racing of the entry into the Racing Heads of Agreement.
	Announcement by TABCORP of the Offer.
22 March 2004	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (5,363,823 TABCORP Shares to eligible shareholders under the DRP, and 2,839,843 TABCORP Shares pursuant to the underwriting agreement in respect of the DRP, in relation to the interim dividend for the year ending 30 June 2004).

Annexure B

ASX Announcements in Relation to Tab Since 30 June 2003

Date Lodged	Description
10 July 2003	Announcement that a linked jackpot game would be installed in all hotels in the Laundy Hotels Group.
24 July 2003	Notification that AMP Limited had changed its interest as a substantial shareholder in Tab.
31 July 2003	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial shareholder in Tab.
6 August 2003	Announcement that Tab had connected the first machines to Dollar Dazzler, a mystery linked jackpot game.
13 August 2003	Announcement by Keycorp Limited that Tab had commenced litigation against Keycorp in the Supreme Court of New South Wales in respect of a device supplied by Keycorp and deployed by Tab in New South Wales gaming machines.
25 August 2003	Media release in relation to Tab's Full Year Report for the year ended 30 June 2003.
	Lodgement of 'Appendix 4E: Preliminary final report' for the year ended 30 June 2003.
	Lodgement of financial statements for the year ended 30 June 2003.
	Lodgement of notes to the financial statements for the year ended 30 June 2003.
	Lodgement of directors' declaration in relation to the financial statements for the year ended 30 June 2003.
	Lodgement of Tab's Directors' Report for the year ended 30 June 2003.
29 August 2003	Lodgement of 'Appendix 3E: Daily share buy-back notice' (95,000 Tab Shares for total consideration of $316,901; the highest price paid was $3.34, the lowest price paid was $3.33).
2 September 2003	Notification that AMP Limited had ceased to be a substantial holder in Tab.
11 September 2003	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial shareholder in Tab.
18 September 2003	Lodgement of Tab's Concise Report for the year ended 30 June 2003.
	Lodgement of Tab's Full Financial Report for the year ended 30 June 2003.
18 September 2003	Release of Tab's Notice of Annual General Meeting and a proxy form for the annual general meeting.
8 October 2003	Announcement by Keycorp Limited that Keycorp had reached a formal settlement agreement in relation to the claim made by Tab.
13 October 2003	Announcement by UNiTAB that it had commenced discussions with Tab on corporate development matters, including discussions on the potential benefits from a merger of the two businesses.
15 October 2003	Announcement of a trading halt of Tab's securities pending the release of an announcement by Tab.
16 October 2003	Announcement by UNiTAB and Tab concerning a proposed merger. Under the proposal, UNiTAB shareholders would be paid $7.00 cash per share by Tab for half of their shareholding in UNiTAB and retain the other half of their shareholding in UNiTAB; Tab Shareholders would receive 48 UNiTAB shares for every 100 Tab Shares held, and UNiTAB would acquire all of the Tab Shares.
21 October 2003	Lodgement of a letter from Tab to its shareholders recommending the proposed merger with UNiTAB.

Annexure B (cont'd)

Date Lodged	Description
22 October 2003	Announcement by UNiTAB lodging a letter sent by it to its shareholders recommending the proposed merger with Tab. Lodgement of the Tab Managing Director's overview at Tab's annual general meeting. Lodgement of the Tab Chairman's address to shareholders at Tab's annual general meeting.
5 November 2003	Announcement of a trading halt of Tab's securities. Announcement by Tab in response to the TABCORP merger proposal.
10 November 2003	Announcement of an update on TABCORP's merger proposal. Tab had resolved to seek clarification from TABCORP of the terms of its proposal.
13 November 2003	*Media release from the Treasurer of New South Wales stating that the New South Wales government* would introduce legislation to allow either the proposed merger of Tab with UNiTAB or TABCORP's proposed purchase of Tab to proceed. Announcement of Tab's response to the New South Wales Treasurer's media release. Tab advised that it awaited TABCORP's response to the Treasurer's announcement and was continuing to seek clarification of a number of aspects of TABCORP's proposal. Tab advised that it was continuing to progress the merger proposal with UNiTAB.
18 November 2003	Announcement of a letter from the Chairman of Tab to the Chairman of TABCORP addressing matters connected with the proposed merger of Tab and UNiTAB, and the merger proposal from TABCORP.
27 November 2003	Announcement that Tab had completed its due diligence review in relation to its proposed merger with UNiTAB.
12 December 2003	Announcement that Tab had experienced strong growth in operating earnings and cash flows.
17 December 2003	Announcement of an update on the UNiTAB and TABCORP merger proposals.
19 December 2003	Announcement by UNiTAB of a takeover offer to acquire all of the Tab Shares and the payment by Tab to UNiTAB of $5 million in connection with abandoning the previous merger proposal between UNiTAB and Tab. Under the takeover offer, Tab Shareholders would receive 47 UNiTAB shares and $145.00 cash for every 100 Tab Shares held. Media release from UNiTAB concerning its takeover offer for all of the Tab Shares. Announcement that Tab welcomed the takeover proposal received from UNiTAB on 19 December 2003 and intended to recommend it to shareholders in the absence of a superior offer.
8 January 2004	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial holder in Tab.
22 January 2004	Announcement that Tab had received a bidder's statement from UNiTAB in relation to the takeover offer by UNiTAB for all of the Tab Shares.
28 January 2004	*Announcement that Tab would release its interim results for the six months ended 31 December 2003* on 6 February 2004, and that the record date for the interim dividend would be 17 February 2004 with payment on 23 February 2004.
28 January 2004	Announcement that the Treasurer of New South Wales had issued a Media Release advising that should TABCORP become the owner of Tab, it would be required to divest both the Data Monitoring Services Business and the Links Business to the one purchaser.

Date Lodged	Description
6 February 2004	Lodgement of 'Appendix 4D: Half year Report for the period ended 31 December 2003' and financial statements for the half year ended 31 December 2003.
	Lodgement of Tab Half Year Report (Release to ASX and Media) and Director's Report for the six months ended 31 December 2003.
	Lodgement of presentation by Tab in relation to the Half Year Results for the six months ended 31 December 2003.
13 February 2004	Notice from UNiTAB of date for determining holders of Tab Shares for the purposes of its takeover bid for Tab.
16 February 2004	Notice from UNiTAB of extension granted by ASIC to the time by which UNiTAB's bidder's statement must be despatched to Tab Shareholders.
20 February 2004	Notification that Schroder Investment Management Australia Limited had changed its interest as a substantial holder in Tab.
23 February 2004	Announcement of a trading halt of Tab securities pending the release of an announcement.
	Announcement attaching a copy of UNiTAB's bidder's statement and announcing that it was to be sent to Tab Shareholders on 23 February 2004.
	Announcement from NSW Racing indicating that NSW Racing had not accepted UNiTAB's proposal to satisfy proposed section 43A(1) of the Totalizator Act (as amended by the Totalizator Amendment Act), and confirming that NSW Racing had entered into a binding, conditional heads of agreement with TABCORP.
	Announcement that Tab had received a formal takeover offer from TABCORP and that the Tab Board recommends that Tab Shareholders take no action pending detailed consideration of the competing proposals from UNiTAB and TABCORP.
24 February 2004	Media release from the Treasurer of New South Wales in relation to the Racing Heads of Agreement reached between TABCORP and NSW Racing.
25 February 2004	Letter from Tab to Tab Shareholders recommending that shareholders take no action pending detailed consideration of the competing proposals from UNiTAB and TABCORP, and providing information in relation to the likely timing for Tab's target's statements.
1 March 2004	Media release from the Treasurer of New South Wales summarising a letter sent to UNiTAB in relation to issues related to Tab.
5 March 2004	Announcement that Tab has lodged its target's statement in relation to UNiTAB's offer with ASIC, and provided a copy of it to UNiTAB.
	Lodgement with ASX of Tab's target's statement in relation to UNiTAB's offer.
11 March 2004	Announcement that Tab has entered into an exclusive licensing agreement with eBet Limited which provides eBet with exclusive rights to exploit the Links Business brands in Native American casinos.
12 March 2004	Announcement by UNiTAB of the extension of the offer period for UNiTAB's offer and provision of a supplementary bidder's statement.
15 March 2004	Media release from the Treasurer of New South Wales announcing the appointment of persons to conduct a review of UNiTAB's offer to NSW Racing.
24 March 2004	Media release from the Treasurer of New South Wales announcing the revised terms of reference for the review of UNiTAB's offer to NSW Racing.

Annexure C

Rights Attaching to TABCORP Shares

Set out below is a summary of the rights attaching to TABCORP Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of TABCORP, which can involve complex questions of law arising from the interaction of TABCORP's constitution and statutory, common law and ASX Listing Rule requirements.

1. Share capital

Without prejudice to any special rights conferred on the holders of any shares, and subject to the ASX Listing Rules, any share in the capital of TABCORP may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the TABCORP Board may from time to time determine.

Except as otherwise provided by TABCORP's constitution, all unissued shares in TABCORP are under the control of the TABCORP Board.

2. Shareholding restrictions

There are a number of restrictions on holding shares in TABCORP. There are also a number of circumstances in which rights attaching to shares in TABCORP will be suspended or shares will be divested (or required to be divested) in connection with those shareholding restrictions. The restrictions and circumstances are summarised in sections 1.5(c) and 1.5(d).

3. Voting

At a general meeting, subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d) and to some minor exceptions, on a show of hands each shareholder present has one vote and on a poll each shareholder present has one vote for each fully paid share held. The number of votes that holders of partly paid shares have on a poll is proportionate to the amount paid up on the total issue price of those shares.

Amongst other things, TABCORP shareholders are entitled to vote on changes to TABCORP's constitution, to certain elections of directors to the TABCORP Board, to certain reductions or reconstructions of TABCORP's capital and on the appointment of the auditor of TABCORP. However, the approval of the NSW Casino Control Authority and the Queensland Minister is required to appoint a person as a director or alternate director of TABCORP, for an alteration, reduction or reconstruction of TABCORP's capital or to appoint certain persons as auditor. The approval of the NSW Casino Control Authority is also required for the amendment of certain aspects of TABCORP's constitution. The approval of the Queensland Minister is also required for the amendment of certain other aspects of TABCORP's constitution.

4. Dividends

The TABCORP Board may, from time to time, declare a dividend to be paid to TABCORP shareholders. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares in TABCORP in proportion to the amount of the total issue price being paid in respect of the shares. No dividend is payable except out of the profits of TABCORP.

5. Transfer of shares

Subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d), TABCORP Shares may be transferred by an instrument (duly stamped, if necessary) in any form which complies with the usual or common form or which the TABCORP Board from time to time may prescribe or accept.

The TABCORP Board may refuse to register a transfer of securities in certain circumstances. For example, if the transfer of securities:

- would involve a registration which would infringe an applicable law of the Commonwealth of Australia, a State or a Territory (including the Corporations Act);
- would create a holding of less than a marketable parcel (as defined in the ASX Listing Rules);

- would result in more than three transferees being registered as joint holders of the securities (except in the case of executors, trustees or administrators of a deceased shareholder); or
- relates to securities over which TABCORP holds a lien.

Further restrictions apply to transfers of partly paid shares.

6. General meetings and notices

Subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d), each shareholder is entitled to receive notice of, and to attend and vote at, general meetings of TABCORP and to receive all notices, accounts and other documents required to be sent to shareholders under TABCORP's constitution or the Corporations Act.

7. Winding up

If TABCORP is wound up, then subject to any special or preferential rights attaching to any class of shares, shareholders will be entitled to participate in any surplus assets of TABCORP in proportion to the capital paid up on their shares when the winding up begins. If the assets available for distribution amongst shareholders are insufficient to repay the whole of the paid up capital, then those assets will be distributed in proportion to the capital paid up on shares when the winding up begins.

8. Issue of further shares

The TABCORP Board may (subject to restrictions imposed by the company's constitution, the ASX Listing Rules or the Corporations Act) allot or otherwise dispose of further shares on such terms and conditions as it sees fit.

Annexure D

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

2 April 2004

The Board of Directors
TABCORP Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004

The Board of Directors
TABCORP Investments No.4 Pty Ltd
5 Bowen Crescent
Melbourne VIC 3004

Dear Sirs

Independent Accountant's Report

1. Introduction

We have prepared this Independent Accountant's Report at the request of the directors of TABCORP Holdings Limited ("TABCORP") and TABCORP Investments No.4 Pty Ltd ("Bidder") for inclusion in a bidder's statement (the "Bidder's Statement") to be issued by Bidder to the shareholders of Tab Limited ("Tab").

Expressions defined in the Bidder's Statement have the same meaning in this report.

2. Background

TABCORP proposes, through Bidder, to offer to acquire all of the issued fully paid ordinary shares in Tab ("Tab Shares") in which it does not already have a relevant interest.

Bidder is offering to Tab shareholders $2.00 cash plus between 0.20 and 0.22 TABCORP shares for each Tab Share.

3. Financial Information

This Report covers the following financial information:

(a) Historical financial information comprising TABCORP's adjusted consolidated statements of financial position as at 30 June 2003 and as at 31 December 2003 and TABCORP's adjusted consolidated statements of financial performance and adjusted consolidated statements of cash flows for the years ended 30 June 1999, 2000, 2001, 2002 and 2003 (collectively, the "TABCORP adjusted historical financial information").

The TABCORP adjusted historical financial information is set out in sections 1.4(a) to 1.4(f) and 5.2(b) of the Bidder's Statement.

ERNST & YOUNG

(b) Historical financial information comprising Jupiters' adjusted consolidated statement of financial position as at 30 June 2003 and Jupiters' adjusted consolidated statement of financial performance and adjusted consolidated statement of cash flows for the year ended 30 June 2003 (collectively, the "Jupiters adjusted historical financial information").

The Jupiters adjusted historical financial information is set out in section 1.4(g) of the Bidder's Statement.

(c) Pro-forma financial information comprising TABCORP's reviewed consolidated statement of financial position as at 31 December 2003 and Tab's reviewed consolidated statement of financial position as at 31 December 2003 and which assumes completion of the following transactions as at 31 December 2003:

i. Acquisition date and completion

As at 31 December 2003, Bidder had successfully acquired 100% of the Tab Shares, and all of the Tab Options had been cancelled.

ii. Acquisition consideration

The value of the TABCORP Shares to be issued to Tab Shareholders has been assumed to be $11.85 (which was the closing price of TABCORP Shares on ASX on 20 February 2004 (the last trading day before TABCORP announced the Offer)).

iii. Acquisition value and funding

Bidder acquired 100% of the Tab Shares for a total consideration of approximately $2,029.9 million payable by the issue of approximately 95.2 million TABCORP Shares and approximately $902.2 million cash.

As at 31 December 2003, all of the Tab Options had been cancelled for consideration of $2.9 million cash payable by Bidder.

It is assumed that Bidder refinanced approximately $350.4 million of Tab's existing net debt as at 31 December 2003. It is also assumed that Tab had approximately $33.1 million of outstanding customer account balances as at 31 December 2003 and that a cash balance of $33.1 million is maintained within Tab. As at 31 December 2003, Tab had cash on hand of $50.8 million. The $17.7 million difference between the actual cash on hand and the assumed balance is assumed to be used to repay debt.

ERNST & YOUNG

iv. Sale of the Tab Gaming Division

It is assumed that the Tab Gaming Division was sold as at 31 December 2003 for a net asset value of $228.8 million and that the Investment Licence Business ceased operating from that date. The net asset value is calculated as total assets (assumed to comprise $209.8 million in plant and equipment and $28.2 million in licences) less total liabilities (assumed to be $9.2 million) as at 30 June 2003 (being the last date as at which Tab has disclosed the net asset value of the Tab Gaming Division). It is assumed that the consideration Tab receives from the sale of the Tab Gaming Division was received in cash on 31 December 2003.

The assets and associated liabilities of the Tab Gaming Division and the Investment Licence Business have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to receive from the sale of the Tab Gaming Division is also shown as an acquisition adjustment.

v. Transaction costs

It has been assumed that the transaction costs of Bidder and Tab in relation to Bidder's acquisition of the Tab Shares will be $35.0 million. Bidder would fund these transaction costs with debt.

The estimated transaction costs for the acquisition of Tab of $35.0 million have been capitalised as part of the acquisition cost.

vi. Fair value adjustments

TABCORP has not at this time recognised the fair values of Tab's assets and liabilities as directed by Australian Accounting Standard AASB 1015. For the purposes of preparing the pro-forma consolidated statement of financial position, the book values of Tab's identifiable net assets as at 31 December 2003 have been assumed to equate to their fair values.

Adjustments are made in accordance with Australian Accounting Standards totalling $14.1 million to the fair value of the net assets acquired in relation to the establishment of provisions in relation to the costs associated with redundancies of various executives and staff.

vii. Goodwill

The pro-forma consolidated statement of financial position eliminates the assumed cost of the acquisition of Tab Shares, the cancellation of the Tab Options and the transaction and implementation costs applicable against the net assets to be acquired as at 31 December 2003 after making the fair value adjustments referred to in section 5.2(a)(vi) of the Bidder's Statement. The amount eliminated, $1,656.3 million, has been designated as goodwill.

viii. Sale of surplus assets

TABCORP has identified approximately $41.2 million of surplus net assets (after tax) of Tab relating to property and in-the-money equity performance swap agreements that TABCORP intends to divest within the first three years after an acquisition of Tab.

The assets and associated liabilities relating to surplus assets have been removed as an acquisition adjustment to the consolidated statement of financial position of the Tab Group as at 31 December 2003. In addition, the cash that Tab is assumed to have received from the sale of the surplus assets is also shown as an acquisition adjustment.

This pro-forma financial information (the "Merged Group pro-forma statement of financial position") is set out in section 5.2(b) of the Bidder's Statement.

4. Scope

We have undertaken certain procedures with respect to the TABCORP adjusted historical financial information, the Jupiters adjusted historical financial information and the Merged Group pro-forma statement of financial position.

TABCORP adjusted historical financial information

The TABCORP adjusted historical financial information has been extracted from the audited and reviewed statutory financial statements of TABCORP which were audited or reviewed by Ernst & Young or Arthur Andersen and on which unqualified audit opinions and unqualified review statements were issued. The following adjustments have been made to the audited and reviewed statutory financial statements in preparing the TABCORP adjusted historical financial information:

TABCORP Adjustments

1 For the year ended 30 June 2000, an adjustment was made for a non-recurring item representing the profit on sale of land and buildings of $4.4 million after tax.

2 For the year ended 30 June 2002, an adjustment was made for non-recurring items representing the South Australia TAB penalty payment of $3.9 million after tax (positive) and restructure costs of $2.3 million after tax (negative).

3 For the year ended 30 June 2003, an adjustment was made for non-recurring items representing restructure costs of $2.7 million after tax and property related write-downs and provisions of $7.8 million after tax.

We have verified that the historical financial information underlying the TABCORP adjusted historical financial information has been correctly extracted from the audited and reviewed financial statements of TABCORP for the relevant periods. We have also verified that the adjustments made by TABCORP to the underlying historical financial information have been accurately extracted in all material respects from the audited and reviewed statutory accounts of TABCORP or the management accounts used to prepare the statutory accounts of TABCORP.

Jupiters adjusted historical financial information

The Jupiters adjusted historical financial information has been extracted from the audited statutory financial statements of Jupiters, which were audited by Ernst & Young and on which an unqualified audit opinion was issued. The following adjustments have been made to the audited statutory financial statements in preparing the Jupiters adjusted historical financial information:

Jupiters Adjustments

1. For the year ended 30 June 2003, an adjustment was made for a non-recurring item representing merger costs of $4.0 million before tax.

2. For the year ended 30 June 2003, an adjustment was made to exclude the Centrebet business (which was not acquired by TABCORP as part of the Jupiter's merger) from the consolidated statement of financial position, consolidated statement of financial performance and consolidated statement of cash flows.

We have verified that the historical financial information underlying the Jupiters adjusted historical financial information has been correctly extracted from the audited financial statements of Jupiters for the financial year ended 30 June 2003. We have verified that the adjustments made by TABCORP to the underlying historical financial information have been accurately extracted in all material respects from the audited statutory accounts of Jupiters or the management accounts used to prepare the statutory accounts of Jupiters.

Merged Group pro-forma statement of financial position

We have verified that the historical financial information used to prepare the Merged Group pro-forma statement of financial position has been correctly extracted from the relevant reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP.

We have conducted an independent review of the pro-forma transactions assumed in preparing the Merged Group pro-forma statement of financial position in order to state whether, on the basis of the procedures described, anything has come to our attention that would cause us to believe that the pro-forma transactions are not presented fairly in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia as if the assumed transactions set out in section 3(c) of this Independent Accountant's Report, had occurred as at 31 December 2003.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements and has been limited to the reading of relevant Board minutes, the reading of contracts and other legal documents, inquiries of management personnel and analytical procedures applied to the financial data. We have also determined whether the pro-forma transactions form a reasonable basis for the preparation of the Merged Group pro-forma statement of financial position. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

5. Opinions and Statements

TABCORP adjusted historical financial information

In our opinion, the TABCORP adjusted historical financial information as set out in sections 1.4(a) to 1.4(f) and 5.2(b) of the Bidder's Statement has been correctly extracted from the audited and reviewed financial statements of TABCORP, or the management accounts used to prepare the audited and reviewed financial statements of TABCORP, after non recurring items. The adjustments made by TABCORP to the historical financial information in the audited and reviewed financial statements of TABCORP in preparing the TABCORP adjusted historical financial information have been accurately extracted in all material respects from the audited and reviewed statutory accounts of TABCORP or the management accounts used to prepare the statutory accounts of TABCORP.

Jupiters adjusted historical financial information

In our opinion, the Jupiters adjusted historical financial information as set out in section 1.4(g) of the Bidder's Statement has been correctly extracted from the audited financial statements of Jupiters, or the management accounts used to prepare the audited financial statements of Jupiters, after non recurring items. The adjustments made by TABCORP to the historical financial information in the audited financial statements of Jupiters in preparing the Jupiters adjusted historical financial information have been accurately extracted in all material respects from the audited statutory accounts of Jupiters or the management accounts used to prepare the statutory accounts of Jupiters.

Review statement on Merged Group pro-forma statement of financial position

The historical financial information used to prepare the Merged Group pro-forma statement of financial position as set out in section 5.2(b) of the Bidder's Statement has been correctly extracted from the reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP.

Based on our review of the pro-forma adjustments and pro-forma transactions relevant to the Merged Group pro-forma statement of financial position, which was not an audit, nothing has come to our attention which would cause us to believe that:

- the pro-forma transactions described in section 3(c) of this Report are not presented fairly as at 31 December 2003, in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia; or

- the Merged Group pro-forma statement of financial position has not been properly compiled based on the reviewed statutory accounts of TABCORP and Tab or the management accounts used to prepare the statutory accounts of TABCORP,

in each case, as if the assumed transactions set out in section 3(c) of this Report had occurred as at 31 December 2003.

6. Subsequent Events

Apart from the matters dealt with in this Report and having regard to the scope of our Report, to the best of our knowledge and belief, there have been no material transactions or events outside the ordinary business of TABCORP subsequent to the signing of the TABCORP half-year review accounts at 31 December 2003 which require comment or adjustment to the information referred to in our Report or that would cause such information to be misleading or deceptive.

7. Reliance

The directors of TABCORP have prepared and are responsible for the TABCORP adjusted historical financial information, the Jupiters adjusted historical financial information and the Merged Group pro-forma statement of financial position. We disclaim any responsibility for any reliance on this Report or on the financial information to which it relates for any purposes other than that for which it was prepared. This Report should be read in conjunction with the full Bidder's Statement.

8. Disclosure

Ernst & Young does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Ernst & Young provides audit and other advisory services to the TABCORP Group and Tab, and will receive a professional fee from the TABCORP Group for the preparation of this Report.

Consent to the inclusion of this Report in the Bidder's Statement, in the form and context in which it appears, has been given. At the date of this Report, this consent has not been withdrawn.

Yours faithfully

Ernst & Young

Ernst & Young

Annexure E


PITCHER PARTNERS
CORPORATE PTY LTD

Level 6
161 Collins Street
Melbourne
Victoria 3000

Postal Address
GPO Box 5193 AA
Melbourne Vic 3001
Australia

Tel: 03 9289 9999
Fax: 03 9289 9977

DX Address
DX 501 Melbourne

www.pitcher.com.au
partners@pitcher.com.au

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL - OFFICES THROUGHOUT THE WORLD

2 April 2004

The Directors
TABCORP Holdings Limited
5 Bowen Crescent
MELBOURNE VIC 3004

The Directors
TABCORP Investments No 4. Pty Ltd
5 Bowen Crescent
MELBOURNE VIC 3004

Dear Sirs

INVESTIGATING ACCOUNTANT'S REPORT

1 INTRODUCTION

We have prepared this Investigating Accountant's Report at the request of the directors of TABCORP Holdings Limited ("TABCORP") and TABCORP Investments No 4. Pty Ltd ("Bidder") for inclusion in a bidder's statement (the "Bidder's Statement") to be issued by Bidder to the shareholders of Tab Limited ("Tab").

The purpose of this report is to comment on the forecast consolidated statement of financial performance of the TABCORP Group for the financial year ending 30 June 2004, and the pro-forma consolidated statement of financial performance of TABCORP and its Related Entities following Bidder acquiring control of Tab, including Tab (the "Merged Group") for the financial year ending 30 June 2004. In connection with the pro-forma consolidated statement of financial performance of the Merged Group, the report assumes that the acquisition of Tab had occurred as at 30 June 2003 (amongst other assumptions).

Expressions defined in the Bidder's Statement have the same meaning in this report.

2 BACKGROUND

TABCORP proposes, through Bidder, to offer to acquire all of the issued fully paid ordinary shares in Tab ("Tab Shares") in which it does not already have a relevant interest.



Bidder is offering to Tab shareholders $2.00 cash plus between 0.200 and 0.220 TABCORP Shares for each Tab Share.

3 FINANCIAL INFORMATION

The following financial information is referred to in sections 5.3 to 5.5 of the Bidder's Statement and should be read in conjunction with this report:

- The forecast consolidated statement of financial performance of TABCORP for the year ending 30 June 2004 (the "TABCORP Forecast Information").
- The pro-forma consolidated statement of financial performance of the Merged Group ("Merged Group – 100% Ownership scenario") for the year ending 30 June 2004 on the basis that TABCORP had successfully acquired 100% of the issued Tab Shares as at 30 June 2003.
- The pro-forma consolidated statement of financial performance of the Merged Group ("Merged Group – 50.1% Ownership scenario") for the year ending 30 June 2004 on the basis that TABCORP had successfully acquired 50.1% of the issued Tab Shares as at 30 June 2003.

The directors of TABCORP are responsible for the preparation and presentation of the TABCORP Forecast Information and the pro-forma consolidated statement of financial performance.

4 SCOPE

TABCORP Forecast Information

We have reviewed the TABCORP Forecast Information, which has been prepared on the basis of the assumptions referred to in section 5.3 of the Bidder's Statement. The directors of TABCORP are responsible for the preparation and presentation of the TABCORP Forecast Information, including the assumptions upon which it is based.

We have performed an independent review of the TABCORP Forecast Information in order to state whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that the directors' assumptions do not provide a reasonable basis for the preparation of the TABCORP Forecast Information, and whether, in all material respects, the TABCORP Forecast Information is properly prepared on the basis of the assumptions, is presented on a basis consistent with the accounting policies



adopted by TABCORP and is in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review of the TABCORP Forecast Information has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review consisted of enquiries as to the process used in preparing the TABCORP Forecast Information, consideration and discussion with the directors and management of TABCORP, review of the data supporting the assumptions, testing of the expression of the assumptions in the forecasts and testing that the forecasts are presented in accordance with the accounting policies adopted by TABCORP and ascertaining whether these reflect the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the TABCORP Forecast Information.

Pro-Forma Consolidated Statements of Financial Performance – Merged Group

We have reviewed the pro-forma consolidated statements of financial performance for the "Merged Group – 100% Ownership scenario" and for the "Merged Group – 50.1% Ownership scenario" (the "Merged Group Pro-Forma Statements") for the year ending 30 June 2004, which have been prepared on the basis of the assumptions referred to in sections 5.2 to 5.5 of the Bidder's Statement. The directors are responsible for the preparation and presentation of the Merged Group Pro-Forma Statements and the information contained therein, including the assumptions upon which they are based.

The assumptions applied in the Merged Group Pro-Forma Statements concerning the underlying operations of Tab have been compiled based primarily on publicly available information. In recognizing the limitations of the available information, the directors of TABCORP believe that the reliability of the amounts and assumptions relating to the Tab component of the Merged Group Pro-Forma Statements must be considered with considerable caution as they are subject to some uncertainty (see also section 5).

We have performed an independent review of the Merged Group Pro-Forma Statements in order to state whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that the directors' assumptions do not provide a reasonable basis for the preparation of the Merged Group Pro-Forma Statements, and



whether, in all material respects, the Merged Group Pro-Forma Statements are properly prepared on the basis of the assumptions and are presented on bases consistent with the accounting policies adopted by TABCORP and are in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our review of the Merged Group Pro-Forma Statements has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review consisted of enquiries as to the process used in preparing the Merged Group Pro-Forma Statements, consideration and discussion with the directors and management of TABCORP, review of the data supporting the assumptions, testing of the expression of the assumptions in the pro-forma statements and testing that the pro-forma statements are presented in accordance with the accounting policies adopted by TABCORP and ascertaining whether these reflect the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Merged Group Pro-Forma Statements.

5 QUALIFICATION OF LIMITATION IN SCOPE

The component of the Merged Group Pro-Forma Statements relating to the underlying operations of Tab has been compiled based primarily on publicly available information as well as certain selected non-public information provided to TABCORP by Tab as part of a high level due diligence investigation. On this basis, the Merged Group Pro-Forma Statements must be considered with caution and are subject to uncertainty as a consequence of:

- the limitations of the available information;
- the reliability of the amounts and assumptions relating to the Tab component of the Merged Group Pro-Forma Statements; and
- the materiality of the Tab component of the Merged Group Pro-Forma Statements.



6 STATEMENTS

TABCORP Forecast Information

Based on our review of the TABCORP Forecast Information, nothing has come to our attention which causes us to believe:

i. that the directors' assumptions, as referred to in section 5.3 of the Bidder's Statement, which are subject to the business risks referred to in section 8 of the Bidder's Statement, do not provide a reasonable basis for the TABCORP Forecast Information;

ii. that the TABCORP Forecast Information does not give effect in all material respects to the directors' assumptions or has not been correctly compiled; or

iii. that the TABCORP Forecast Information is not presented on a basis consistent with TABCORP accounting policies or is not in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia. It is in the nature of forecasts that it is not feasible to present all of the disclosures which would be required by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

The TABCORP Forecast Information reflects the directors' judgment based on present circumstances as to both the most likely set of operating and economic conditions and the course of action TABCORP is most likely to take. The TABCORP Forecast Information is based on a large number of assumptions and is subject to significant uncertainties and contingencies, many of which are outside the control of the directors. Accordingly actual results during the forecast period are likely to vary from the TABCORP Forecast Information as it is often the case that some events and circumstances may not occur as expected or may not be anticipated when they do occur. We express no opinion as to whether the TABCORP Forecast Information will be achieved because the assumptions regarding future events are by their nature not capable of individual substantiation.

Pro-Forma Consolidated Statements of Financial Performance – Merged Group

Except for the limitation in scope referred to in section 5 of this report, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based



on our review of the Merged Group Pro-Forma Statements for the year ending 30 June 2004, nothing has come to our attention which causes us to believe:

i. that the directors' assumptions, as referred to in sections 5.2 to 5.5 of the Bidder's Statement, which are subject to the business risks referred to in section 8 of the Bidder's Statement, do not provide a reasonable basis for the Merged Group Pro-Forma Statements;

ii. that the Merged Group Pro-Forma Statements do not give effect in all material respects to the directors' assumptions or have not been correctly compiled; or

iii that the Merged Group Pro-Forma Statements are not presented on a basis consistent with TABCORP accounting policies or are not in accordance with the bases and methods prescribed by applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

The Merged Group Pro-Forma Statements reflect the directors' judgement based on present circumstances and the information available to TABCORP at the date of the Bidder's Statement. The Merged Group Pro-Forma Statements are based on a large number of assumptions concerning future events and are subject to significant uncertainties and contingencies, many of which are outside the control of the directors. In addition, the Merged Group Pro-Forma Statements are compiled on the basis that certain assumed events, which may occur in the future, occurred as at 30 June 2003. Accordingly, actual results during the period covered by the Merged Group Pro-Forma Statements are likely to vary from the Merged Group Pro-Forma Statements as some events and circumstances may not occur as expected or may not be anticipated when they do occur. We express no opinion as to whether the Merged Group Pro-Forma Statements will be achieved, either at all or in the amounts or by the dates indicated.

7 SUBSEQUENT EVENTS

Apart from the matters dealt with in this report and having regard to the scope of this report, to the best of our knowledge and belief, there have been no material transactions or events which would require a comment on, or adjustment to, the information referred to in our report or that would cause the information included in this report to be misleading or deceptive.



8 DISCLOSURES

Pitcher Partners Corporate Pty Ltd does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in this matter. Pitcher Partners Corporate Pty Ltd will receive a professional fee from the TABCORP Group for the preparation of this report.

The directors of TABCORP have agreed to indemnify and hold harmless Pitcher Partners Corporate Pty Ltd and its employees from any claims arising out of misstatement or omission in any material or information supplied by the directors of TABCORP.

Consent for the inclusion of this report in the Bidder's Statement, in the form and context in which it appears, has been given. At the date of this report, this consent has not been withdrawn.

Yours faithfully

PITCHER PARTNERS CORPORATE PTY LTD

M W PRINGLE
Director

Annexure F

Accounting Policies

Outlined in this Annexure F are the significant policies which have been adopted in the preparation of the financial statements of TABCORP and Jupiters from which the Financial Information for the year ended 30 June 2003 has been extracted. The accounting policies used are consistent with those adopted in the year ended 30 June 2002, except where there has been a change in accounting policy as set out in this Annexure F.

Part I - Accounting policies relevant to TABCORP and Jupiters

1. Basis of preparation

The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act. The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

2. Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the parent entity and its controlled entities, referred to collectively throughout this Annexure F as the 'economic entity' or 'consolidated entity'. Where an entity began to be controlled during the year, the results are included only from the date control commenced, subject to the assumptions set out in section 5. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

3. Goodwill

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Purchased goodwill at TABCORP is amortised on a straight-line basis over 20 years. Purchased goodwill at Jupiters is amortised on a straight line basis for AWA at 20 years and for Centrebet at seven years. The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance. In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payment to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

4. Asset sales

The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

5. Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

6. Taxation

The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse. Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

At 30 June 2003, the consolidated entity had not elected to form a consolidated group for taxation purposes.

7. Investments

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

8. Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress and general stores and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

9. Employee entitlements

Wages, salaries and annual leave

Liabilities for employee benefits of salaries and wages expected to be settled within twelve months of the reporting date and annual leave represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration rates the consolidated entity expects to pay, including related on-costs when the liability is expected to be settled.

Long service leave

The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date. Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

10. Provisions

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

11. Changes in accounting policy

In the year ended 30 June 2003, the TABCORP Group and Jupiters Group adopted the new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' resulting in a change in the accounting for dividend provisions. Previously, the TABCORP Group recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of the year ended 30 June 2003 by $119.408 million for TABCORP and by $22.902 million for Jupiters. In accordance with the new standard, no provision for dividend has been recognised for the year ended 30 June 2003. The change in accounting policy had no effect on basic and diluted earnings per share.

In the year ended 30 June 2003, the TABCORP Group and the Jupiters Group adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is calculated using the remuneration rates the TABCORP

Group expects to pay, including related on-costs when the liability is expected to be settled. The effect on the consolidated financial statements of the revised policy at the beginning of the year ended 30 June 2003 has been as follows:

- for TABCORP:
  - increase the provision for employee benefits by $0.436 million;
  - decrease opening retained profits by $0.305 million; and
  - increase future income tax benefits by $0.131 million.
- for Jupiters: the effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by $170,562. In addition, current year profits have decreased by $75,969 due to an increase in the employee benefits expense. Current provisions at 30 June 2003 have also increased by $246,531 as a result of the change in accounting policy.

12. Rounding of amounts

TABCORP and Jupiters are companies of a kind referred to in ASIC Class Order 98/100 relating to the 'rounding off' of amounts in financial statements. Amounts in the financial statements from which the Financial Information for the year ended 30 June 2003 is extracted were rounded off in accordance with that class order to the nearest thousand dollars.

Part II - Accounting policies only relevant to TABCORP

1. Revenue recognition

Wagering and gaming revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services. Revenues from ordinary operations includes revenue derived from monitoring operations, which is recognised as it is earned.

- Interest income is recognised as it accrues.
- The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

2. Non-current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

3. Financial instruments

Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non-interest bearing. A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified. The carrying amounts approximate fair value.

Cash, short-term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short-term to maturity.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non-interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short-term to maturity of the amounts drawn.

Loans pursuant to TABCORP's employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate fair value as the amounts are based on the economic entity's entitlement to all monies outstanding.

Except as set out in section 1.5(d)(ii), TABCORP Shares bear no special terms or conditions affecting income or capital entitlements of shareholders.

4. Property, plant and equipment

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight-line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

Buildings 1.05% to 11.11%

Leasehold improvements 1.05% to 20.00% (in 2002: 1.05% to 25.00%)

Plant and equipment 5.26% to 33.33%

Consumables 20.00% to 33.33%

Freehold land is recorded at the lower of cost and recoverable amount and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

5. Licences

The Wagering Licence and the Gaming Licence have not been amortised as the payment to be received by the parent entity under the Gaming and Betting Act at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012, unless the licences are earlier cancelled. The NSW Casino Licence is amortised over the life of the NSW Casino Licence, being 99 years from the date of issue, 14 December 1994. Other licences are amortised over the period of operation of the licences.

6. Rights under the Star City Management Agreement

The rights under the Star City Management Agreement are amortised over the life of the agreement, which coincides with the term of the NSW Casino Licence.

7. Rental expenditure

The payment made for rental in advance for the Star City Casino site for 12 years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the NSW Casino Licence, being 14 December 1994. The payment made for rental in advance in respect of a property (switching station) has been deferred in the statement of financial position at the nominal amount and is being amortised over 95 years commencing from the date of acquisition of the site, being 5 December 1997.

8. Deferred revenue

Deferred revenue comprises three elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease, which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease; deferred revenue relating to exclusivity contracts which is being reduced over the period of the contracts; and third party contributions to a capital project which are being reduced over five years.

Annexure F (cont'd)

9. Employee entitlements

Employee share plan

A TABCORP employee share plan has operated in the past under which TABCORP Shares, and loans to acquire those shares, are made available to eligible employees. As discussed in section 2.7, the TABCORP Board has resolved to discontinue this plan, which has been replaced with the plans described in section 2.7.

Superannuation

TABCORP and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred.

Workers' compensation

Star City Holdings self-insures in relation to workers' compensation, and a provision has been brought to account.

10. Provisions

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

11. Joint venture operation

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation.

Part III - Accounting policies only relevant to Jupiters

1. Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Casino and other gaming revenues represent the aggregate of gaming wins and losses after allowances.

Revenue from the provision of services is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

Revenue from the sale of goods is recorded when control in the goods being sold passes to the buyer, it is probable consideration will pass from the buyer in accordance with an established arrangement and the amount of consideration can be reliably measured.

2. Cost of goods sold

Cost of goods sold relates to the sale of food, beverage and gaming equipment.

3. Gaming taxes and Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority (in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable) and receivables and payables are stated with the amount of GST included.

Prima facie gaming taxes are brought to account on a gross basis in the statement of financial performance. Pursuant to agreements between the Federal and State governments, any GST payable on the related gaming activities is deducted from those gaming tax remittances and paid to the Federal government.

4. Government funded development

Jupiters is currently developing GCCEC on behalf of the State of Queensland (see section 1.6(f)). Development costs are generally reimbursed by the State within one month of them being paid. Development costs incurred and not yet reimbursed are classified as current receivables.

5. Non-current assets

Land, buildings and casino licences are recorded at cost of acquisition or development. The Queensland Casino Licences for Conrad Jupiters Hotel-Casino and Jupiters Townsville Casino are issued in perpetuity and the Queensland Casino Licence for Conrad Treasury Hotel-Casino expires in April 2070.

Buildings, plant and equipment and, where appropriate, Queensland Casino Licences are depreciated over their estimated useful lives on a straight line basis with depreciation on buildings and Queensland Casino Licences applying a rate of 1% - 1.3%, plant and equipment - owned applying a rate of 7% - 33%, and plant and equipment - leased applying a rate of 20%.

All non-current assets are reviewed semi-annually to determine whether their carrying amounts require write down to recoverable amount. Recoverable amount is determined using net cash flows discounted at 10.9% to present values.

The acquisition of the management contract in respect of Jupiters Townsville Casino and the associated hotel is recorded at cost and is being amortised over the period of the extended term of the contract of 22 years.

Deferred borrowing expenses are amortised over the term of the related financial instrument.

6. Leased assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability. Gains or losses on the sale and leaseback of assets are deferred and amortised over the lease term when the lease is a finance lease.

Operating lease assets are not capitalised and rental payments are charged to profit on a basis to match the expense with the economic benefits consumed from the leased asset in each period. Where rental payments are expected to produce economic benefits in a future period, a prepayment of rent is recognised in the statement of financial position.

7. Self insurance of Queensland worker's compensation liabilities

From 1 July 2002, the consolidated entity self insures its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a licence from WorkCover Queensland. Liabilities that may arise in this regard are contingent on claims by employees. At each reporting date, the liability recognised for the consolidated entity's potential workers' compensation liabilities in respect of its Queensland employees is measured in accordance with an independent actuarial valuation. The valuation makes allowance for the consolidated entity's estimated claims liability, residual liability and outstanding liability.

8. Financial instruments

Reset preference shares exhibit characteristics of liabilities and are recognised as liabilities in the statement of financial position. The corresponding dividends are charged as borrowing costs in the statement of financial performance.

Trade debtors primarily represent amounts receivable from hotel and casino patrons, and technology services customers of the international sales division and are recorded at transaction amounts. Provision for doubtful debts is recognised to the extent that the recovery of the outstanding receivable balance is considered less than likely to be collected. Such provision is established based on a review of all outstanding amounts at balance date.

Investments in bank accepted bills of exchange are carried at cost. Interest revenue is recognised on an effective yield basis.

Annexure F (cont'd)

Liabilities for trade creditors, other creditors and accruals are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Notes payable are recognised when issued at the face value of the notes issued, with any discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Borrowings under a commercial bill facility are recognised when bills are issued with the liability recorded based upon the face value of the bills. The difference between the face value and proceeds received from the bills is recognised as interest expense over the period to maturity.

A cross currency interest rate swap agreement hedges the company's interest rate and foreign currency exposure in respect of notes payable. Under the terms of the swap agreement, the company agrees with the counterparty to exchange the difference between the fixed and floating rate interest amounts and to exchange the principal at an agreed rate of foreign currency conversion. Amounts payable under the cross currency interest rate swap agreement are recognised as a component of interest expense as they accrue.

Annexure G

Other Aspects of the Loan Facility

As indicated in section 6.5(i), under the Loan Facility TABCORP will give certain financial covenants and a negative pledge in favour of the Banks. The financial covenants and the negative pledge are discussed in this Annexure G.

Part I - Financial covenants

TABCORP covenants with the Banks that:

- the ratio of the adjusted net borrowings of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) as at each reporting date to EBITDA in respect of the 12 month period ending on that reporting date will be not more than:
  - 3.75:1 for the 12 month period ending on the first reporting date; and
  - 3.5:1 thereafter;
- the net worth of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) will at all times be equal to or greater than $1,200 million;
- the ratio of EBIT of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) for the 12 month period ending on each reporting date to net interest expense in respect of that 12 month period will not be less than 2.5:1; and
- the aggregate financial indebtedness of the members of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) which are not parties to the Loan Facility, must not exceed 5% of the total tangible assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group). (Certain indebtedness of the TABCORP Group, and, if control of Tab is acquired by Bidder under the Offer, the Merged Group, is excluded from this ratio.)

Part II - Negative pledge

The Loan Facility will include a negative pledge, which will provide that:

- no encumbrance (with certain exceptions) may be created over any of the assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) if the encumbrance, together with all other encumbrances then existing over the assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group), secures financial indebtedness the principal amount of which exceeds:
  - 10% of the total tangible assets of the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, of the Merged Group); or
  - while the Star City Group's facility remains secured, 5% of the total tangible assets of the TABCORP Group (or, if control of Tab is achieved by Bidder under the Offer, of the Merged Group); and
- TABCORP will ensure that no member of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) sells, assigns, leases, transfers or otherwise disposes of any asset, except in certain prescribed circumstances. The prescribed circumstances relate to any sale, assignment, lease, transfer or other disposal:
  - made in the ordinary course of the casino, gaming or wagering business of the disposing entity;
  - of assets associated with Tab businesses that the New South Wales government requires Bidder to procure to be divested by Tab (see section 4.3(c));
  - of obsolete assets made on normal commercial terms and on an arm's length basis;

- involving the temporary application of funds that are not immediately required in the business of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) in the purchase or making of investments or the realisation of such investments;
- involving the application of the proceeds of an issue of securities (whether equity or debt) for the purpose stated in the relevant prospectus or other offering documents relating to that issue;
- of assets by any company in the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group) to any other company in the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, in the Merged Group), if the consideration for the disposal does not exceed a normal commercial consideration, subject to certain exceptions; or
- of an asset where the greater of the market value or consideration receivable (when aggregated with the greater of the market value or consideration receivable for the sale, lease, transfer or disposal of any other asset, to the extent not permitted under the above) does not exceed 10% of the total tangible assets of the TABCORP Group (and, if control of Tab is achieved by Bidder under the Offer, of the Merged Group) in any financial year.

Annexure H

Warranties and Acknowledgements in Relation to the Share Sale Facility

By signing and returning the Instruction Form, or otherwise validly electing to participate in the Share Sale Facility, each Participating Tab Shareholder will, or will be deemed to:

(a) acknowledge that the Participating Tab Shareholder has read, and agrees to, the terms and conditions of the Share Sale Facility Documents;

(b) acknowledge that the Participating Tab Shareholder is irrevocably bound to sell all of the Participating Tab Shareholder's Sale Shares under the Share Sale Facility in return for the Sale Price, and otherwise in accordance with the Share Sale Facility Documents;

(c) warrant that, at the time of providing the Election to Participate, they are an Eligible Tab Shareholder and, in particular, that:

(i) if the relevant Sale Shares have not yet been issued to the Participating Tab Shareholder at that time and the Election to Participate is not part of the Acceptance Form, the Participating Tab Shareholder has submitted an Acceptance Form, or otherwise validly accepted the Offer, in relation to the Tab Shares in respect of which it will receive the Sale Shares; or

(ii) if the relevant Sale Shares have been issued to the Participating Tab Shareholder at that time, the Participating Tab Shareholder is the registered holder of the Sale Shares specified in the Election to Participate;

(d) warrant that they have not previously participated in the Share Sale Facility in respect of any TABCORP Shares, and agree that they will not attempt to participate in the Share Sale Facility in the future other than pursuant to the relevant Election to Participate;

(e) warrant (and authorise UBS Securities Australia to warrant on the Participating Tab Shareholder's behalf) to any buyer of the Participating Tab Shareholder's Sale Shares under the Share Sale Facility that the buyer will acquire good title to those Sale Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and from any third party rights;

(f) warrant that they are not acting on behalf of a person resident or located in the United States of America;

(g) agree not to sell any of the Participating Tab Shareholder's Sale Shares to any person once the Election to Participate has been sent. The Participating Tab Shareholder will also, or will be deemed to, authorise the Registrar to take measures to prevent the transfer of any Sale Shares other than in accordance with the Share Sale Facility. Further, if any Sale Shares are sold in breach of this warranty, the Participating Tab Shareholder will be deemed to have appointed UBS Securities Australia or any officer of UBS Securities Australia as attorney to purchase TABCORP Shares in the Participating Tab Shareholder's name, and at the Participating Tab Shareholder's expense, to satisfy the Participating Tab Shareholder's obligations in relation to the sale of the TABCORP Shares received by the Participating Tab Shareholder under the Offer, and will indemnify UBS Securities Australia for all costs incurred by it in connection with any such purchase;

(h) acknowledge that none of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other party involved in the Share Sale Facility has any liability to the Participating Tab Shareholder other than for the payment of any sale proceeds determined and payable in accordance with the terms and conditions of the Share Sale Facility Documents;

(i) acknowledge that none of Bidder, TABCORP, the Registrar, UBS Securities Australia nor any other party involved in the Share Sale Facility has provided the Participating Tab Shareholder with any investment advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Participating Tab Shareholder's decision to sell their Sale Shares, and that the Participating Tab Shareholder has made its own decision to sell TABCORP Shares under the Share Sale Facility based on its consideration of its own objectives, financial situation and needs and its own investigations of the affairs of TABCORP and its own analysis of the Share Sale Facility Documents;

Annexure H (cont'd)

(j) acknowledge that UBS Securities Australia is not an Authorised Deposit-Taking Institution under the *Banking Act 1959* (Cth). The obligations of UBS Securities Australia do not represent deposits or other liabilities of UBS AG, and UBS AG does not stand behind, support or guarantee UBS Securities Australia in any way;

(k) appoint TABCORP as the Participating Tab Shareholder's agent to receive any notice, including the Financial Services Guide (and any update of that document), UBS Securities Australia is required to provide under the Corporations Act. Any such document will be made available on TABCORP's website (www.tabcorp.com.au); and

(l) acknowledge that the Share Sale Facility Documents are governed by the laws in force in Victoria,

and otherwise agrees to the terms and conditions set out in the Share Sale Facility Documents.

This page has been left blank intentionally.

This page has been left blank intentionally.

Corporate Directory


TABCORP

TABCORP

TABCORP Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004

Bidder

TABCORP Investments No.4 Pty Ltd
5 Bowen Crescent
Melbourne VIC 3004

TABCORP Offer information line

If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the TABCORP Offer information line on the following numbers:

Within Australia: 1800 010 202 (toll-free)
Outside Australia: +61 2 9240 7442

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Registry for the Offer

You can contact TABCORP's *share registrar* (ASX Perpetual Registrars Limited) *at the addresses* set out below:

(For Deliveries)

TABCORP Offer
C/o ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne VIC 3000

(For Post)

TABCORP Offer
C/o ASX Perpetual Registrars Limited
GPO Box 1695
Melbourne VIC 3001

This document is printed on recyclable paper


Star City
SYDNEY
TABARET
TAB
CONRAD
JUPITERS
GOLD COAST
CONRAD
TREASURY
BRISBANE
Jupiters
KENO
tab footytip
tab sportsbet
Club
KENO


TABCORP

Australia's premier gambling and entertainment group

TABCORP Investments No.4 Pty Ltd

ABN 74 108 197 084



ACCEPTANCE FORM - ISSUER SPONSORED SUBREGISTER

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

Use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding**. If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the Issuer Sponsored Subregister (shown above). As such, you should accept the Offer by returning this Acceptance Form to the TABCORP Investments No.4 Pty Ltd share registry at an address shown overleaf.

To be completed by Shareholder(s)

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

______________________________ (_____)______________________

Contact name | Telephone number - Business hours

Share Sale Facility

☐ **Mark this box to participate in the Share Sale Facility and have the TABCORP Shares to be issued to you under the Offer (up to a maximum of 200 TABCORP Shares) sold on your behalf.**

By marking this box, you acknowledge that you are an Eligible Tab Shareholder and agree to give the warranties and acknowledgments set out in Annexure H to the Bidder's Statement. Details of the Share Sale Facility (including eligibility criteria) are set out in section 11 of the Bidder's Statement.



PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

Further Important Instructions

1. Completion Instructions

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Your amendments will be passed on to Computershare Investor Services Pty Ltd, Tab's share registry.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders**: If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

  - **Corporations**: This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney**: If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

  - **Deceased Estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and (if relevant) your election to participate in the Share Sale Facility and to provide you with the consideration payable under the Offer and the Share Sale Facility. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer and the Share Sale Facility. If you fail to supply this information, your acceptance and/or election may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- Tab Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:
TABCORP Offer
C/- ASX Perpetual Registrars Limited
GPO Box 1695
MELBOURNE VIC 3001

or

Deliver in person to:
TABCORP Offer
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON [DD MONTH] 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

PLEASE NOTE THAT, UNDER THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED.

TABCORP Investments No.4 Pty Ltd

ABN 74 108 197 084

ACCEPTANCE FORM - ISSUER SPONSORED SUBREGISTER


TABCORP

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

Use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding**. If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the Issuer Sponsored Subregister (shown above). As such, you should accept the Offer by returning this *Acceptance Form to the TABCORP Investments No.4 Pty Ltd share registry at an address shown overleaf.*

To be completed by Shareholder(s)

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above, accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ____/____/______

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

______________________________ (____)____________________

Contact name　　　　Telephone number - Business hours

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS



TAB TKO001

Further Important Instructions

1. Completion Instructions

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Your amendments will be passed on to Computershare Investor Services Pty Ltd, Tab's share registry.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders**: If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

  - **Corporations**: This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney**: If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

  - **Deceased Estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- Tab Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:
TABCORP Offer
C/- ASX Perpetual Registrars Limited
GPO Box 1695
MELBOURNE VIC 3001

or

Deliver in person to:
TABCORP Offer
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON [DD MONTH] 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

PLEASE NOTE THAT, UNDER THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED.

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084


ACCEPTANCE FORM - CHESS SUBREGISTER



THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

You can use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form.Terms defined in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the CHESS Subregister (shown above). Please follow the instructions below.

To be completed by Shareholder(s)

Your Tab Shares are held on the CHESS Subregister (shown above). To accept the Offer you can either:

- instruct your Controlling Participant to accept the Offer on your behalf; **or**
- if you want TABCORP Investments No.4 Pty Ltd to contact your Controlling Participant on your behalf to relay your instructions, write their details here and sign and return this Acceptance Form to TABCORP Investments No.4 Pty Ltd at an address shown overleaf.

Broker's Name:

Broker's Address:

Broker's Telphone:

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above:

(a) accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement; and

(b) authorise TABCORP Investments No.4 Pty Ltd to instruct my/our Controlling Participant to accept the Offer, and (if relevant) to elect to participate in the Share Sale Facility on my/our behalf.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/__________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

Contact name ______________________

Telephone number - Business hours (_____)______________________

Share Sale Facility

☐ **If you wish to participate in the Share Sale Facility and have the TABCORP Shares to be issued to you under the Offer (up to a maximum of 200 TABCORP shares) sold on your behalf**, you can either:

- instruct your Controlling Participant, at the time of instructing them to accept the Offer, to elect to participate in the Share Sale Facility on your behalf; or
- mark this box and return this completed Acceptance Form to an address shown overleaf so that TABCORP Investments No.4 Pty Ltd can instruct your Controlling Participant for you.

By electing to participate, you acknowledge that you are an Eligible Tab Shareholder and agree to give the warranties and acknowledgments set out in Annexure H to the Bidder's Statement. Details of the Share Sale Facility (including eligibility criteria) are set out in section 11 of the Bidder's Statement.

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

Further Important Instructions

1. Completion Instructions

As your Tab Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer or (if relevant) to elect to participate in the Share Sale Facility. You can contact your Controlling Participant and instruct them to accept the Offer, and (if relevant) to elect to participate in the Share Sale Facility, on your behalf. If you decide to use this Acceptance Form, follow the instructions below.

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Amendments to your name and address can only be processed by your Controlling Participant.

- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:

  - **Joint shareholders**: If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

  - **Powers of Attorney**: If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.

  - **Deceased Estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and (if relevant) your election to participate in the Share Sale Facility and to provide you with the consideration payable under the Offer and the Share Sale Facility. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer and the Share Sale Facility. If you fail to supply this information, your acceptance and/or election may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- If you decide to use this Acceptance Form, mail or deliver the completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer		TABCORP Offer
C/- ASX Perpetual Registrars Limited		C/- ASX Perpetual Registrars Limited
GPO Box 1695		Level 4, 333 Collins Street
MELBOURNE VIC 3001		MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON [DD MONTH] 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

PLEASE NOTE THAT, UNDER THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED.

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084


TABCORP

ACCEPTANCE FORM - CHESS SUBREGISTER

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If any of your details are incorrect, please amend them and initial the amendment.

OFFER BY TABCORP INVESTMENTS NO.4 PTY LTD TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN TAB LIMITED (ABN 17 081 765 308)

You can use this Acceptance Form to accept TABCORP Investments No.4 Pty Ltd's Offer for your fully paid ordinary shares in Tab Limited ("Tab"). By accepting the Offer, you are accepting for all of your Tab Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the TABCORP Offer Information Line (see overleaf for details).

You should read the Bidder's Statement which accompanies this Acceptance Form.Terms definec in the Bidder's Statement have the same meanings in this Acceptance Form.

Your Tab Shares are held on the CHESS Subregister (shown above). Please follow the instructions below.

To be completed by Shareholder(s)

Your Tab Shares are held on the CHESS Subregister (shown above). To accept the Offer you can either:

- instruct your Controlling Participant to accept the Offer on your behalf; **or**
- if you want TABCORP Investments No.4 Pty Ltd to contact your Controlling Participant on your behalf to relay your instructions, write their details here and sign and return this Acceptance Form to TABCORP Investments No.4 Pty Ltd at an address shown overleaf.

Broker's Name: ____________________

Broker's Address: ____________________

Broker's Telphone: ____________________

Signature of Shareholder(s) - this section must be signed for your instructions in this Acceptance Form to be executed.

I/We, the person(s) named above:

(a) accept the Offer in respect of all my/our Tab Shares and hereby agree to transfer to TABCORP Investments No.4 Pty Ltd all my/our Tab Shares for the consideration specified in the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement; and

(b) authorise TABCORP Investments No.4 Pty Ltd to instruct my/our Controlling Participant to accept the Offer on my/our behalf.

If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Date: ______/______/__________

Contact details - please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

Contact name ____________________

(_____)____________________ Telephone number - Business hours



PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

TAB TKO003

Further Important Instructions

1. Completion Instructions

As your Tab Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer. You can contact your Controlling Participant and instruct them to accept the Offer on your behalf. If you decide to use this Acceptance Form, follow the instructions below.

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Amendments to your name and address can only be processed by your Controlling Participant.
- **Please sign and date this Acceptance Form** in the places for signature(s) and dating set out on the front page and in accordance with the following instructions:
  - **Joint shareholders**: If your Tab Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.
  - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.
  - **Powers of Attorney**: If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney to this Acceptance Form when you return it.
  - **Deceased Estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of Section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form will be used by TABCORP Investments No.4 Pty Ltd, TABCORP Holdings Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to TABCORP Investments No.4 Pty Ltd's and TABCORP Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- If you decide to use this Acceptance Form, mail or deliver the completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	**Deliver in person to:**
TABCORP Offer		TABCORP Offer
C/- ASX Perpetual Registrars Limited		C/- ASX Perpetual Registrars Limited
GPO Box 1695		Level 4, 333 Collins Street
MELBOURNE VIC 3001		MELBOURNE VIC 3000

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00PM (SYDNEY TIME) ON [DD MONTH] 2004 (UNLESS THE OFFER IS EXTENDED).

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR HOW TO ACCEPT, PLEASE CALL THE TABCORP OFFER INFORMATION LINE ON THE FOLLOWING NUMBERS:
WITHIN AUSTRALIA: 1800 010 202 OUTSIDE AUSTRALIA: 61 2 9240 7442

PLEASE NOTE THAT, UNDER THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED.

Exhibit B


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

30 September 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

ANNUAL REPORT

Attached is a copy of the company's Concise Annual Report and Financial Statements for the year ended 30 June 2003 that are being dispatched to shareholders today.

The annual report will also be available for download from the company's website at **www.tabcorp.com.au**



TABCORP

TABCORP HOLDINGS LIMITED CONCISE ANNUAL REPO[illegible]

ACN 063 780 709

AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

Contents

Notice of Annual General Meeting

The Annual General Meeting of TABCORP Holdings Limited will be held at the Grand Harbour Ballroom, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney, at 10.00am on Thursday 30 October 2003. A notice of meeting and proxy form is included with this Annual Report.

About this Annual Report

TABCORP's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. *The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of TABCORP's performance, financial position and investing activities as provided by the full financial statements.* A copy of TABCORP's full financial statements is available, free of charge, on request or can be accessed via the company's website at **www.tabcorp.com.au.**

References to currency are in Australian dollars unless otherwise stated.

HIGHLIGHTS 2003

- PROFIT AFTER TAX AND EXCLUDING NON-RECURRING ITEMS – UP 15% TO $263.1 MILLION
- FINAL DIVIDEND OF 34 CENTS PER SHARE FULLY FRANKED, TAKING THE FULL YEAR DIVIDEND TO 67 CENTS – UP FROM 63 CENTS LAST YEAR
- EARNINGS PER SHARE EXCLUDING NON-RECURRING ITEMS 71.5 CENTS – UP 2.9%
- JUPITERS MERGER ANNOUNCED
- ORGANISATION RESTRUCTURED IN RESPONSE TO CHANGED ENVIRONMENT



Cents per share
(fully franked)
43.0
47.0
51.0
63.0
67.0
98/99
99/00
00/01
01/02
02/03
Cents per share
47.1
48.8 3.7 52.5*
50.4 4.9 55.3*
69.5 4.8 74.3*
71.5 4.9 76.4*
98/99
99/00
00/01
01/02
02/03
Goodwill amortisation impact
Post goodwill amortisation
*Pre goodwill amortisation

WE WERE ABLE TO DELIVER AN INCREASE IN PROFITS AS WELL AS A FOUR CENT INCREASE IN FULL YEAR DIVIDEND.



Michael Robinson AO, Chairman

The past year represents a period of significant change for TABCORP. In particular:

- Matthew Slatter has assumed the position of Managing Director and Chief Executive Officer. Matthew was formerly Chief Executive of the Bank of Melbourne, as well as Chief Finance Officer and a Director of AXA Asia Pacific Holdings Limited. His leadership skills, financial discipline and experience in acquisitions provides additional strength to the successful management team at TABCORP;
- the company announced a proposed merger with Jupiters Limited which will consolidate its position as Australia's premier gambling and entertainment group;
- the gaming division has worked hard to accommodate the needs of customers who wish to smoke, following the introduction of smoking bans in Victorian gaming venues; and
- TABCORP has undergone a significant organisational restructure to position itself to maximise operational efficiency and take advantage of opportunities that may arise in the future.

In such a challenging year, TABCORP was able to deliver an increased profit before non-recurring items of $263.1 million as well as increase its full year dividend from 63 cents per share to 67 cents per share (fully franked).

TABCORP is a major employer and its operations contributed $743 million towards gambling taxes to Australian State Governments as well as $250 million to the Victorian racing industry during the year. This is in addition to the many causes that we have directly supported, such as our contribution towards raising $405,000 for the Victorian Bushfire Appeal and donating $1.7 million over the last three years towards the TABCORP Surf Rescue Fund. All employees should be proud of what has been achieved.

The proposed merger with Jupiters Limited presents an exciting opportunity for further growth and a new stage in the development of this company. It will result in TABCORP operating approximately 18,000 gaming machines, with four casino and hotel complexes in Queensland and New South Wales, wagering and sportsbetting operations in Victoria, and Keno operations across the east coast of Australia. The company is expected to benefit from synergies, increased scale, business diversity and enhanced financial strength resulting from this merger.

The issue of 'corporate governance' has received considerable attention in recent months. TABCORP closely monitors developments in this important area to ensure that it continues to follow 'best practice'. It is pleasing to see the recognition that we have received by being one of only 14 Australian companies included in the Dow Jones Sustainability Index and one of only 20 Australian companies included in the FTSE4Good Index. TABCORP is the only Australian gambling company included in these indices and will continue to strive towards achieving the best social, environmental and economic outcomes for the benefit of all stakeholders.

This year's annual report has adopted the company's vision as its theme. TABCORP will work hard to consolidate its position as Australia's premier gambling and entertainment group. In particular, we are committed to:

- achieving growth that provides superior shareholder returns;
- offering the best gambling and entertainment experience for customers;
- providing a great place to work; and
- being respected as a responsible and valued member of the community.

I believe that the company is in a sound position to deliver each of these objectives.

Michael Robinson AO
Chairman

Government taxes on gambling contributed by TABCORP businesses
$ Million

98/99
99/00
00/01
01/02
02/03

Payment to Victorian racing industry by TABCORP businesses
$ Million

98/99
99/00
00/01
01/02
02/03

WE ARE COMMITTED TO ENSURING THAT TABCORP REMAINS AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP, DELIVERING SUPERIOR VALUE TO OUR SHAREHOLDERS.



Matthew Slatter, Managing Director and Chief Executive Officer

TABCORP's strength was evident this year when we were able to achieve an increase in underlying profit and earnings per share in a challenging marketplace.

Profit before non-recurring items increased by 1.5% to $263.1 million or 71.5 cents per share. An improved performance from Star City – especially in the second half of the year – boosted the result, together with another solid performance from wagering. The actions taken in conjunction with our Tabaret venues to improve the amenity for customers who smoke, helped to alleviate the impact of the smoking bans on our gaming division's result.

I believe the improvement in the underlying profit of the company demonstrates the strength of our businesses, as well as the company's disciplined approach to expense control and sound financial management.

The strength of our businesses was also reflected by Standard & Poors' reaffirmation of the company's BBB+ investment grade rating after taking into account the financing of the proposed merger with Jupiters. The company's strong cashflow enabled the buy back of 11.3 million shares for $128.7 million. TABCORP's debt to equity ratio of 49.0% and interest cover of 8.7 times are further evidence of our balance sheet strength and capacity.

TABCORP's net revenue declined by 1.7% to $1.9 billion for the year ended 30 June 2003. Reflecting the impact of the bans on smoking in gaming rooms, gaming division net revenue declined by 7.6% on the previous year, more than offsetting the 4.4% and 3.2% revenue growth rates achieved from the wagering and Star City businesses respectively.

OPERATIONAL REVIEW

Wagering

The wagering division increased net operating revenue by 4.4% to $421.3 million. Profit before interest, tax and amortisation (PBITA) excluding non-recurring items grew by 11.9% to $68.4 million.

Each of the three racing codes achieved revenue growth during the year. Thoroughbred racing, which accounts for approximately 70% of racing revenue, grew by 3.4% buoyed by a strong Spring Carnival and revenue growth from Victorian provincial meetings.

Harness racing and greyhound racing both enjoyed strong revenue growth from Victorian provincial races and additional interstate meetings, achieving 4.7% and 7.4% growth respectively.

Sportsbetting revenue was down on the previous year which included the World Cup soccer. However the underlying performance, excluding the impact of the World Cup soccer, was a continuation of strong growth with revenue ahead of the previous year by 32.3%.

Net profit after tax before non-recurring items
$ Million

98/99
99/00
00/01
01/02
02/03

Net operating revenue
$ Million


1,066
1,596
1,813
1,933
1,901
353
363
380
404
421
98/99
99/00
00/01
01/02
02/03
Star City
Gaming
Wagering


SNAPSHOT
WAGERING

Trackside's popularity continues to grow. During the year the number of Victorian TAB venues with Trackside grew from 160 to 205. In Denmark the number of sites increased from five to 36 and plans are underway for further overseas expansion.

Improving service levels to our customers continued to be a key focus for the retail network where revenue grew by 3.8% during the year. Seven TAB agencies were refurbished, bringing to 47% the proportion of the retail network which has been refurbished since the *new concept store* was developed. To further improve service, a new retail selling terminal is being developed with deployment to commence in the current year. This is in addition to the self-service terminals which have been introduced across the retail network and to on-course tote facilities. To improve service levels across the PubTAB network, an additional 350 self-service Easy Bet terminals were purchased and are being installed.

Account sales revenue grew strongly by 5.4% reflecting the increasing popularity of self-service betting. These convenient and low cost options include touch tone telephone, natural language speech recognition and the internet and together they comprised 46% of all account sales transactions last year.

It was pleasing to note that, having consistently declined since TABCORP was listed, on-course turnover showed promising growth during the year. On-course revenue grew by 3.7% during the year, with particularly strong growth from provincial thoroughbred races, 9.3% ahead of the previous year, and *Spring Carnival* which was up by 7.6%. This improvement in performance reflects the joint efforts of the Victorian racing industry, individual race clubs, the Victorian Government and TABCORP in promoting interest and attendance at race meetings. It has been particularly effective with thoroughbred racing at feature metropolitan race meetings and regional festivals, such as the Wangaratta Jazz Festival which incorporates racing.

Gaming

Gaming division revenue for 2003 was $848.1 million which was 7.6% below the previous year. PBITA excluding non-recurring items was $213.0 million, a decrease of 9.9% on the previous year.

The introduction of smoking bans in Victorian gaming venues from 1 September 2002 has resulted in customers who smoke either not attending gaming venues or not staying as long as they would have before the bans were imposed. This has adversely impacted revenue and profitability.

Allocation of net revenue for 2002/2003 total businesses managed



- State Government (gambling and other taxes/charges) $560.5m
- Federal Government (GST on gambling and income tax) $321.4m
- Victorian racing industry $250.4m
- Shareholders (profit after tax) $252.6m
- Agents & venue operators commission $369.4m
- Depreciation & amortisation $117.3m
- Net interest expense $47.7m
- Service suppliers & employees $395.7m

In response to the division's feedback from customers who smoke, TABCORP, in conjunction with its Tabaret venue partners, acted to improve the amenity for those customers. Venues have endeavoured to provide smoking facilities, where possible located close to the gaming rooms, with ambience and décor consistent with the overall venue. A machine reservation system has also been introduced so that players can take a break from play and return to their machine. Specialised customer service training has also been provided by TABCORP to all venues to improve service levels to smokers.

While revenue levels are still down on the comparable period last year, we believe the improvement to the overall amenity for all customers has reduced the impact of the bans in the majority of cases.

Other factors that have also impacted revenue in the past year include loss of 24 hour trade at some venues, the impact of regional caps, and the requirement for social and economic impact studies before opening new venues or increasing the number of gaming machines in existing venues. In north-eastern Victoria, the severe bushfires resulted in reduced tourism and trade which impacted revenue performance in that region.

In addition to working towards accommodating the needs of smokers, major refurbishments were undertaken in 19 venues with a further 23 undergoing minor refurbishments. Two new venues opened during the year.

The gaming division continues to invest in the latest games and machines to best meet customer needs. During the year, 3,525 new games were introduced to the network. The introduction of one cent denomination machines across the network in February proved very popular with customers.

Reflecting the commitment to customer service, scores from this year's Tabaret Venue Performance System were the highest ever achieved across the Tabaret network. Participation in all components of the program was enthusiastic. As well as record scores for customer service, venue staff attended training in a variety of areas including responsible service of gambling.

Star City

Star City increased net operating revenue by 3.2% to $631.3 million. PBITA excluding non-recurring items grew by 12.1% to $183.1 million.


GAMING

This was a good result, reflecting an improved second half to the year despite the impact of the SARS virus and the war in Iraq. The performance of table games on the main gaming floor was noteworthy, with customers responding favourably to changes in product mix such as the introduction of low limit double zero roulette in January and the popular Rapid Roulette in April.

Additional Even Money Baccarat Tables were also introduced during the year. Switching tables to Black Jack from Pontoon late in the first half-year also proved popular with customers.

Electronic gaming machine revenue achieved solid growth during the year. Refinements to the overall offering are ongoing with new games continually being introduced and food and beverage facilities designed to best suit our customers.

The new VIP lounge opened at the beginning of June, with 158 gaming machines. This follows the very successful relocation of 28 machines from the main gaming floor to the private gaming room earlier in the year.

Table game revenue from the private gaming room was below that of the previous year but showed a marked turnaround in the fourth quarter as it recovered from the negative impacts associated with the SARS virus and war in Iraq.


SNAPSHOT
STAR CITY

Non gaming revenue grew strongly. The hotel and apartments enjoyed a record year with occupancy increasing to 79.9% and the average room rate increasing by 7.0%. The popularity of Mamma Mia, which commenced in September 2002 and played to near full houses throughout the year, had flow on benefits across the property, particularly to the restaurants and bars which enjoyed an excellent year. More than half a million patrons have viewed the show at Star City, bringing a number of first time visitors to the complex and lifting the overall awareness of the entertainment that Star City has to offer.

On 30 June 2003, TABCORP acquired the remaining 15% interest in the Star City management agreement from Leighton Properties Pty Limited. The acquisition has simplified control of Star City and will provide an opportunity to extract additional synergies from the proposed merger with Jupiters.

RESTRUCTURE

The restructure undertaken in June more closely aligns TABCORP's operating businesses with our customer focus. Technical services consisting of information technology, and operational and field service areas have been amalgamated and the new structure will enable a smooth integration with Jupiters.

2012

While we can drive growth through controlling our businesses, we must also address issues that impact our future but which are externally controlled. The company's Victorian wagering and gaming licences expire in 2012.


SNAPSHOT

The Victorian Government has indicated it wishes to resolve the re-licensing arrangements within its current term. TABCORP is committed to working with the Victorian Government to seek an outcome that is in the interests of all stakeholders, and is ready and willing to engage in any discussions.

RESPONSIBLE GAMBLING

More than ever, we are committed to the responsible service of our products. We have appointed a senior, dedicated Responsible Gambling Manager and KPMG has undertaken the first audit of compliance with the TABCORP Responsible Gambling Code. Recommendations arising from this audit will be implemented during 2004. More information regarding our commitment to responsible gambling may be found on page 19 of this report.

JUPITERS

A balanced portfolio of businesses is an advantage. This year, the performance of our Victorian gaming business was negatively impacted by specific legislation, yet we were able to deliver an increase in profits thanks to good performances from our wagering and casino operations.

PBITA*
$ Million

Year	Wagering	Total
98/99	44	220
99/00	48	333
00/01	63	383
01/02	64	453
02/03	62	439

Star City
Gaming
Wagering

*Profit before interest, tax & amortisation of goodwill including non-recurring items

In March 2003, the TABCORP and Jupiters Boards announced their intention to merge the two companies. The proposed merger with Jupiters, which has three casinos and EGM monitoring operations in Queensland, as well as Keno operations in both Queensland and New South Wales, will further diversify TABCORP's operations, both geographically and by product.

The merger provides a number of exciting opportunities to leverage off the combined capabilities of both groups, including positioning the company for future growth by providing sufficient scale from which to expand.

Provided all government and other approvals are received, the merger is expected to be effective by mid November. Integration planning has already commenced.

OUTLOOK

The merger with Jupiters will be a key focus during the coming year. We will utilise the experience of both companies and build on the success of our integration with Star City.

However, we intend to maintain the momentum in our existing businesses and drive growth through a continued focus on improved customer service and product quality, hiring and retaining the best people, encouraging innovation and striving for excellence in product delivery.

I believe the company is in great shape and ready to move into a new growth phase. We have a fantastic team and I look forward to the coming year and an exciting future for TABCORP.

Matthew Slatter
Managing Director and Chief Executive Officer




SNAPSHOT

AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

OUR SUCCESS WILL BE MEASURED BY:

- SUPERIOR RETURNS TO SHAREHOLDERS
- BEING RECOGNISED AS A GREAT PLACE TO WORK FOR ALL EMPLOYEES OFFERING CHALLENGES AND OPPORTUNITIES TO GROW AND DEVELOP
- BEING RECOGNISED BY OUR CUSTOMERS AS OFFERING THE BEST GAMBLING AND ENTERTAINMENT EXPERIENCE
- BEING RESPECTED AS A RESPONSIBLE AND VALUED MEMBER OF THE COMMUNITIES IN WHICH WE OPERATE

AND BALANCING THESE OBJECTIVES OVER TIME.


EMPLOYEES
SHAREHOLDERS
TABCORP
CUSTOMERS
'best gambling and entertainment experience'
COMMUNITY
'respected and valued member of the community'

SHAREHOLDERS



TABCORP

SUPERIOR RETURNS TO SHAREHOLDERS

Return on average equity before non-recurring items and goodwill

%

25
22
19
16
13
10
Star City acquired
98/99
99/00
00/01
01/02
02/03

DIVIDENDS

TABCORP has a history of paying increasing dividends. Dividends are typically paid twice per annum, in March/April and September/October and have always been fully franked. This year, the total dividend paid to shareholders was 67 cents per share, up from 63 cents per share in the previous year.

SHAREHOLDER BENEFITS SCHEME

A benefits scheme will be introduced and available to all eligible shareholders. It will provide discounts on items such as hotel rooms, merchandise, food and beverages at the company's casinos. The Board intends to send further information to all shareholders early next year.

DIVIDEND REINVESTMENT PLAN (DRP)

A DRP was put in place when TABCORP was floated in 1994, however, the Board has never activated the plan. The Board has decided to adopt a new DRP to commence operation for the next interim dividend. Full details of the DRP will be provided to shareholders in due course.


AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

Jackie Preston – Hotel Front Desk, Star City

James Moynihan – Dealer, Star City

Jackie is enjoying a thriving career at Star City. She was awarded Star City's 2002 Employee of the Year, which is highly commendable given that this is her first full time job.

As a key member of the Hotel Front Desk team, Jackie is one of the many front line staff servicing our Star City customers. Jackie and her team are highly customer focussed, committed to offering the best experience to every customer every day.

[illegible]

Star City offers many exciting entertainment choices, at the casino, theatres, restaurant dining, or enjoying a stay at the hotel. With so much happening it is important for Jackie and her team to keep up to date with everything that Star City is offering.

[illegible]

James knows when he's had a successful day at the office, typically when a customer smiles and says 'thank you' as they leave his table. James is one of the 1,000 strong team who work on the casino tables at Star City, and believes it is his job to make sure every customer is treated with respect and care as well as making sure they have an enjoyable time.

[illegible]

Working as a dealer requires many hours of training, from responsible service of gambling, to mastering the various table games and quality customer service.

[illegible]

James commenced at Star City three and a half years ago and believes the broad range of skills he has learnt in his role are invaluable.

[illegible]

EMPLOYEES



Frank [illegible], Regional Operations Manager, Wagering

A GREAT PLACE TO WORK

As Regional Operations Manager, Frank is a key member of the company's wagering division. He spends most days liaising with people from the racing industry, setting up on-course TAB operations at tracks across the western region of Victoria, and making sure that customers receive the best wagering experience.

Working closely with the racing industry, Frank is able to ensure that the services available meet the business requirements of TABCORP, the racing industry and customers.

[illegible]

After 14 years at TABCORP, Frank has benefited from TABCORP's many employee benefits, including study assistance while undertaking a Diploma of Business Management.

[illegible]



Wagering on course turnover
$ Million
215
210
205
200
195
190
185
180
175
98/99
99/00
00/01
01/02
02/03



COMMITTED TO GROWTH

AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP



Kate O'Sullivan – General Manager Regional Sales, Gaming



[illegible]

Kate and her team of seven are responsible for managing the relationships with 136 Tabaret venues, with 6,900 electronic gaming machines across the eastern part of Victoria. They focus on maximising returns through amenity improvement, product distribution and placement and customer service, to ensure venues are providing the best gaming experience for patrons in a responsible manner.

[illegible]

The gaming division operates the Venue Performance System, which is a key tool used to evaluate the delivery of products and services.

[illegible]

Kate has been with TABCORP's Gaming Division for over nine years. Not only has she risen through the division's ranks, but Kate has also been able to successfully raise a family.

[illegible]

Darren faces many challenges every day in his job as Test Team Manager in wagering. He manages a team of 25 staff who ensure the wagering computer systems provide the around the clock reliability that the TAB, sports betting, on-course and telephone betting departments require.

[illegible]

Having started at TABCORP eight years ago as a tester in the department, Darren can readily understand the needs of his team and align their goals with that of the business to achieve the optimal result.

[illegible]

Having worked exclusively in Information Technology, Darren is considering joining TABCORP's Mentoring Program to broaden his professional development. The program provides an opportunity for employees to learn skills and knowledge from other TABCORP leaders and offers the chance to develop their career paths in new and exciting ways.

EMPLOYEES

A GREAT PLACE TO WORK



Nicole joined TABCORP four years ago as a trainee in the Human Resources department and has enjoyed a diverse and evolving career. After commencing in Human Resources she spent two years in the Information Technology Division then went back into Human Resources.

Nicole's passion for her area, combined with a supportive work environment, has allowed her to develop her skills and progress her career at TABCORP.

To assist her career Nicole has completed a Professional Diploma in Human Resources by correspondence, which enabled her to continue to work full time whilst studying. Nicole believes that working in different parts of the business has provided her with a more complete appreciation of the needs of TABCORP employees.

Nicole is excited about the future possibilities for developing her long term career at TABCORP.

Tabaret Network
Service Performance
%

00/01
01/02
02/03

This Venue Performance System graph shows the average performance of venues across TABCORP's Victorian gaming network as experienced by mystery shoppers and measured against a variety of service standards.

OPPORTUNITIES, CHALLENGES

AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP







A significant part of TABCORP's success is a direct result of this company's commitment to constantly reviewing and improving the gambling and entertainment experience it provides to customers.

During the year, the Lyric Theatre at Star City was awarded the 'Best Entertainment Venue' in the Australian Hotel Association's awards for excellence. Star City was also pleased to receive excellent reviews for its restaurants, which experienced record revenue growth. The refurbishment of approximately 300 rooms at the five star hotel is well underway and will complement enhancements made to restaurants such as 'Trophies' and 'Fortunes' as well as the introduction of the popular and exclusive VIP Slots Lounge.

TABCORP also continues to focus on improving the amenities offered to customers at its wagering and gaming venues.

CUSTOMERS

A COMPANY RECOGNISED BY ITS CUSTOMERS AS OFFERING THE BEST GAMBLING AND ENTERTAINMENT EXPERIENCE



CUSTOMER FOCUSSED

EYE HI GOODBYE

June July June July June July

Star City has recently introduced the Eye-Hi-Goodbye program to further promote friendly customer service, which is monitored each month as part of the casino's mystery shopper program

Eye - Did the staff member smile or make eye contact at the initial contact stage?
Hi - *Did the staff member make a friendly welcoming comment?*
Goodbye - Did the staff member provide a friendly departing comment?

Wagering agencies have progressively been refurbished over recent years, and now offer a brighter and more appealing environment. There have also been significant changes made to gaming venues across the network as refurbishments continue to improve the facilities provided for customers.

The gaming division operates the successful Venue Performance System which awards venues providing outstanding customer service and amenities. The process of evaluating venues includes 'mystery shoppers' reviewing an extensive list of criteria, including adherence to a number of responsible gambling initiatives such as signage and staff training. An awards night is then held at which the results are announced and recognition given to our best venue partners.

Understanding and meeting the needs of customers is critical to our objective of being Australia's premier gambling and


AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

Helimed One Air Ambulance Service

Victoria State Emergency Service

Each year TABCORP supports a range of community initiatives through partnerships involving our people, our customers, in-kind support and financial contributions.

Through such initiatives we aim to recognise our obligations as a responsible member of the communities in which we operate and contribute to the long-term well-being of society.

SPONSORSHIPS

TABCORP's program of sponsorships focuses primarily on safety, health and welfare support.

The company's principal sponsorship of Surf Life Saving Victoria commenced in 1997 and since that time, thanks to the efforts of TABCORP Professional Lifeguards, joint surf safety educational campaigns and equipment provided through the TABCORP Surf Rescue Fund, the number of instances of both drownings and rescues have significantly decreased at Victorian beaches.

During early 2003, in the wake of summer bushfires that devastated much of regional Victoria, TABCORP partnered with Tattersall's to conduct a major appeal in a first for the Victorian gaming industry, to support victims of the fires. The appeal raised a total of $405,000 for the Victorian Government 2003 Bushfire Appeal Recovery Fund.

Through Star City Casino the company also provided financial support for Australia's drought relief campaign, Farmhand. These represent just a few of the worthwhile causes supported by TABCORP.

TABARET COMMUNITY ASSISTANCE PROGRAM

The Tabaret Community Assistance Program is recognition by TABCORP and its Tabaret venues of the importance of partnering with local community organisations.

Through the program a number of major initiatives were able to be undertaken thanks to the commitment of Tabaret venue staff and our customers. These included the raising of significant funds for Helimed One Air Ambulance Service in Gippsland and the Victoria State Emergency Service (SES).

Helimed One required support for the purchase of four potentially life-saving items of equipment, whilst the SES was able to provide search and rescue equipment for 25 SES units in north-eastern Victoria.

EMPLOYEE ENGAGEMENT

TABCORP actively encourages and supports employees engagement in community-based philanthropic activities.

During the year, through programs such as SEAL Force (Skill Exchange and Learning), the company was able to provide and match employees with selected not-for-profit organisations to assist those organisations to address a significant problem or issue. With such partnerships, TABCORP employees work with an organisation over a six-month period to tackle the issue and learn from each other.

TABCORP employees and their families also gave their time to participate in Walk for the Cure during the year, to raise funds for research into a cure for Juvenile Diabetes, and other important activities such as the Williamson Community Leadership Program and the Brotherhood of St Laurence Christmas Appeal.

Some of the many other initiatives we supported during the year were:

- Sydney Breast Cancer Foundation;
- The Bionic Ear Institute;
- The Royal Women's Hospital Mothers Day Appeal;
- The Melbourne Festival;
- The Lighthouse Foundation;
- The Geelong Hospital;
- NSW Rugby League Charity Shield;

COMMUNITY


TABCORP
LIFEGUARD

RESPECTED AS A RESPONSIBLE AND VALUED MEMBER OF THE COMMUNITY

RESPECTED AND RESPONSIBLE

RESPONSIBLE GAMBLING

TABCORP recognises that some people may experience problems with gambling and is committed to assisting these persons. We launched the TABCORP Responsible Gambling Code in October 2001 and have worked with our wagering, gaming, and casino businesses together with our corporate team to ensure all employees understand the principles of responsible gambling.

This year, the company has appointed a senior, dedicated Responsible Gambling Manager and commissioned KPMG to conduct the first independent review of compliance with the TABCORP Responsible Gambling Code. The methodology involved a pilot study, statistical selection of venues for review, an independent field audit, self assessment questionnaires, interviews and review.

Preliminary results from the survey reveal there is a strong sense of awareness of, and commitment to, the Code at TABCORP; overall relatively high level of compliance with requirements of the Code; together with practical difficulties associated with the operation of self-exclusion programs.

The findings will link with a review of the key components of the Code to ensure they represent best practice and recommendations will be implemented during 2004. The Code is available on the company's website at **www.tabcorp.com.au**

CORPORATE GOVERNANCE

TABCORP's Board strongly supports the principles of corporate governance and is committed to maintaining the highest standards within the company.

The company's policies and corporate governance practices are reviewed annually and will continue to be developed and refined to meet the needs of the company and best practice.

COMPOSITION OF THE BOARD

The Board comprises six independent non-executive directors, including the Chairman, and one executive director, being the Managing Director and Chief Executive Officer. Each of the Board's Committees is composed exclusively of independent non-executive directors. Details of the current directors and their qualifications and experience are contained within the Directors' Report.

The company's constitution requires that at least one-third of the directors of the company, other than a director who is a Managing Director and Chief Executive Officer, retire by rotation and may stand for re-election at each Annual General Meeting of the company. The Board has the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the Board, subject to receiving all necessary regulatory approvals, but that person must stand for election at the next Annual General Meeting.

RESPONSIBILITIES AND FUNCTIONS OF THE BOARD

The company's Board Manual sets out the roles and responsibilities of the Managing Director and Chief Executive Officer, the Chairman and directors, and contains the terms of reference and processes governing the Board and each of its Committees.

The Board has overall responsibility for the corporate governance of the company. Its role also includes:

- reviewing and approving the strategic direction, budgets and business plans prepared by management;
- assuring itself of the effectiveness of arrangements for the governance of the company including:
  - the quality of the Executive team;
  - the appropriateness of organisational arrangements and structure;
  - the adequacy of internal controls and processes;
- overseeing performance against targets and objectives; and
- overseeing reporting to shareholders on the direction, governance and performance of the company.

BOARD INDEPENDENCE

The Board regularly assesses the independence of each director. For this purpose an independent director is a non-executive director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgement.

In addition to being required to conduct themselves in accordance with the ethical policies of the company, directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to adhere strictly to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the company's policies.

Some of the directors are involved with other companies or professional firms, which may from time to time have dealings with the company. Details of offices held by directors with other organisations are set out in the Directors' Report. Full details of related party dealings are set out in notes to the company's accounts as required by law.

All the current non-executive directors of the company have been assessed as independent directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

- the specific disclosures made by each director as referred to above;
- where applicable, the related party dealings referable to each director, noting that those dealings are not material under accounting standards;
- that no director is, or is associated directly with, a substantial shareholder of the company;
- that no non-executive director has ever been employed by the company or any of its subsidiaries;
- that no director is, or is associated with, a supplier, professional adviser, consultant to or customer of the company which is material under accounting standards; and
- that no non-executive director personally carries on any role for the company other than as a director of the company.

The company does not consider that term of service on the Board should be considered as a factor affecting a director's ability to act in the best interests of the company. The Board has established a policy that directors must retire before reaching 70 years of age.

The Board also has procedures in place to ensure it operates independently of management. Prior to every Board meeting the non-executive directors meet together in the absence of executive directors and other executives of the company.

BOARD AND COMMITTEE MEETINGS

The Board and its Committees meet regularly to discuss formally matters relevant to the company. Any director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter.

COMMITTED TO BEST PRACTICE

The number of meetings and the attendance of each director are set out in the Directors' Report.

COMMITTEES OF THE BOARD

To assist the Board in achieving the highest standards of corporate governance, the directors closely involve themselves with the critical areas of the company's activities through Board Committees with specific responsibilities for audit, nominations/ succession planning, remuneration and compliance. There are no executive directors on any of these Committees.

AUDIT COMMITTEE

The Audit Committee has been established to provide additional assurance regarding the quality and reliability of financial information used by the Board and financial statements issued by the company to its shareholders. The Committee oversees compliance with statutory responsibilities relating to financial disclosure, including related party transactions.

The Committee reviews the activities of both the independent internal and external auditors and reviews their performance on an annual basis. Both auditors have direct access to the Committee Chairman.

The annual internal audit program and the scope of work to be performed is set in consultation with the Audit Committee of the Board. The Committee approves the annual internal audit program and reviews reports made pursuant to that program.

The Committee is committed to maintaining auditor independence and supports the rotation of the lead audit partner at least every five years and engaging the auditor for only audit related services, unless exceptional circumstances necessitate the involvement of the auditor. The external auditor attends the company's Annual General Meeting and is available to answer shareholder questions regarding aspects of the audit and their report.

The Audit Committee reviews the risk management policies and processes of the company. Working closely with the Compliance Committee, it also reviews the risk exposures and controls with respect to existing information technology systems and those under development.

Members of the Audit Committee

Chairman: Mr A.G. Hodgson
Members: Mr M.B. Robinson
Mr P.H. Wade

COMPLIANCE COMMITTEE

The Compliance Committee is responsible for monitoring business processes and operations taking reasonable steps designed to ensure that the company complies with its licences and other regulatory requirements. The Committee places particular emphasis on a proper compliance program, systems and culture being in place for the purpose of providing confidence in the reliability and integrity of the company's operations.

The company has put in place procedures designed to ensure communication and close cooperation with all regulatory authorities responsible for monitoring and overseeing its businesses, including the Victorian Casino and Gaming Authority, New South Wales Casino Control Authority, Queensland Office of Gaming Regulation and the Tasmanian Gaming Commission.

The company's Compliance Managers and the Management Compliance Committees monitor matters of compliance and report regularly to the Compliance Committee. Management Compliance Committees, established at Star City and in Melbourne for the company's Victorian operations, oversee the company's compliance program, which exceeds Australian Standards.

KPMG is conducting an independent audit of Star City's compliance program to ensure compliance is being met and that systems and procedures exceed best practice.

Members of the Compliance Committee

Chairman: Mr W.V. Wilson
Member: Mr M.B. Robinson

REMUNERATION COMMITTEE

The Remuneration Committee has responsibility to consider matters relating to the remuneration of senior executives as well as the remuneration policies and structure for the company generally.

The Remuneration Committee has responsibility to review and make recommendations to the Board on remuneration packages and policies applicable to the Managing Director and Chief Executive Officer, directors and senior executives. This Committee has responsibility for approving the company's general remuneration practices, including employee share ownership and option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements.

The Board has decided to terminate retirement benefits for all non-executive directors, effective 30 June 2003.

Details relating to the remuneration of directors and officers of the company are set out in the Directors' Report.

Members of the Remuneration Committee

Chairman: Mr P.H. Wade
Members: Mr M.B. Robinson
Mr R.F.E. Warburton

NOMINATION COMMITTEE

The composition of the Board and its Committees is the subject of ongoing review by the directors and the Nomination Committee has the responsibility to make recommendations to the Board on succession planning for the Board. From time to time as the company grows and its field of activities changes, it may be appropriate to make other changes to the composition of the Board so that it includes the necessary and desirable competencies of its members and appropriate mix of non-executive and executive directors.

All appointments to the Board are subject to receiving all necessary regulatory approvals. Upon appointment each new director receives a letter of appointment stating their obligations and key terms and conditions of their appointment. They undertake an induction program and are provided with a copy of the Board Manual and other materials to assist in fulfilling their obligations.

Members of the Nomination Committee

Chairman: Mr M.B. Robinson
Members: Mr A.G. Hodgson
Mr R.F.E. Warburton

INTERNAL CONTROL FRAMEWORK

The Board is responsible for the establishment and maintenance of the internal control structure of the company.

Financial reporting includes the annual development of a five year strategic plan and a detailed annual budget which is subject to the approval of the directors. Actual monthly and year to date results for the company are reported to the Board at every meeting to enable it to monitor performance against the annual budget.

Forecasts for the company and each of the operating divisions are regularly updated and reported to the Board during the year.

The company has detailed procedural guidelines for the approval of capital expenditure including annual budgeting, review and approval of individual proposals and specific levels of authority between the Board and the Managing Director and Chief Executive Officer.

The company maintains a field audit program of its retail wagering outlets.

Processes for the investment of surplus cash and management of debt have been approved by the Board and are the subject of ongoing reporting to the Board.

INTERNAL AUDIT

The company's internal audit function is conducted under contract by KPMG. The internal auditors submit regular reports to the Audit Committee and, where appropriate, to the Board.

MANAGEMENT OF RISK

The company's current operations are conducted within Victoria pursuant to the wagering and gaming licences issued to it by the Victorian Government under the Gaming and Betting Act 1994. It is also the holder of a Monitoring Operator's Licence issued under the Queensland Gaming Machine Act 1991 and a licence to permit online gaming under the Tasmanian Gaming Control Act 1993. In addition, TABCORP owns the Star City Group which is the operator of Sydney's Star City Casino and holder of a casino licence issued under the New South Wales Casino Control Act 1992.

The company has in place policies and procedures designed to manage the risk associated with its operations. These policies and procedures are and will be further developed as the company's existing operations develop and its range of activities expands.

The implementation of these policies and procedures is monitored by the Audit and Compliance Committees of the Board.

The company has in place a detailed policy for the management of liability risk in respect of its expanding fixed odds sportsbetting operation.

ETHICAL STANDARDS

The Board and executive officers maintain the highest level of corporate ethics. The company's policies as to the conduct and integrity of its personnel including the maintenance of ethical standards are set out in the Human Resources Policy Manual.

The company's key personnel and all its directors have undergone extensive probity investigation and clearance by the New South Wales Casino Control Authority, Victorian Casino and Gaming Authority, Tasmanian Gaming Commission and the Queensland Office of Gaming Regulation.

The company has established a Responsible Gambling Code containing comprehensive policies and guidelines for its directors, staff, agents and venue operators with respect to their use of and training with the company's gambling products. KPMG has conducted an independent audit of the Code to assess the whole organisation's compliance with the Code.

INDEPENDENT PROFESSIONAL ADVICE

An individual director who has concern with respect to a particular matter before the Board may, after discussion with the Chairman, and advising the Managing Director and Chief Executive Officer, obtain independent professional advice at the company's expense. Such advice is to be made available to all other directors.

SHARE TRADING POLICY

The company has a policy that regulates the sale or purchase of shares in the company by directors, executive officers and all employees.

Directors and employees with access to information about TABCORP's financial performance may only deal in TABCORP's securities during the period of one month following the company's Annual General Meeting or the release of the company's annual and half yearly results. Even during this trading window, directors and employees must ensure that they are not in possession of price sensitive information that is not generally available to the public.

Each director is required to obtain the approval of the Chairman prior to the sale or purchase by that director of shares in the company, even during a trading window. In the case of a proposed transaction by the Chairman, approval is required from the Deputy Chairman. Executive officers are required to obtain the prior approval of the Managing Director and Chief Executive Officer to a proposed transaction.

The details of TABCORP shares held by directors are available in the Directors' Report.

LEADERSHIP AND INTEGRITY

CONTINUOUS DISCLOSURE

The Board has a disclosure policy and procedures are in place designed to ensure that information is reported to the Australian Stock Exchange (ASX) in accordance with the continuous disclosure requirements of its Listing Rules. The Board reviews the company's compliance with its continuous disclosure obligations at each of its meetings. The company's Executive General Manager – Corporate, Legal and Compliance, in his capacity as Company Secretary, is responsible for coordinating disclosure of information to the ASX, Australian Securities and Investments Commission and shareholders.

BOARD ASSESSMENT

In June 2003 Cameron Ralph Pty Ltd completed a formal independent assessment of the Board's performance. Cameron Ralph Pty Ltd concluded that there is a very low risk of governance negatively impacting on shareholder value.*

SUCCESSION PLANNING

The company has been developing a succession plan for members of its Board and senior management. This plan is intended to identify the best candidates for leadership and management roles and develop potential successors that best meet the organisation's needs.

GROUP STRATEGIC PLANNING

The company has a formal strategic planning process whereby a five year strategic plan is prepared and approved by the Board each year. The intent of the annual review is to consider a range of strategies and provide management with guidance on those strategies that in the Board's opinion will enhance shareholder value in the medium term.

SUSTAINABILITY

TABCORP is committed to the long-term sustainability of its operations and aims to optimise the social, environmental and economic impact of its operations for the benefit of all stakeholders.

TABCORP's commitment to responsible gambling, its employees and community well-being is discussed earlier in this report.

Although the company's operations are considered to have minor impact on the environment, TABCORP is committed to protecting the environment and minimising the impact wherever appropriate. TABCORP's environmental performance is set out in the Directors' Report.

TABCORP is one of only 14 Australian companies included in the Dow Jones Sustainability Index and one of only 20 Australian companies included in the FTSE4Good Index.

OTHER DIRECTORSHIPS

Directors are required continually to evaluate the number of Boards on which they serve to ensure that each can be given the time and attention required to fulfil their duties and responsibilities. Directors are required to seek approval from the Chairman prior to accepting an invitation to become a director of any corporation, and in the case of the Chairman, seek approval from the Deputy Chairman.

COMMITMENT TO SHAREHOLDERS

It is the Board's intention that shareholders are informed of major developments affecting the company. This information is communicated to shareholders through the Half Yearly and Annual Reports, the Australian Stock Exchange, the TABCORP website at **www.tabcorp.com.au** and other means where appropriate.

The company employs a dedicated Shareholder Relations Manager to assist in responding promptly to all shareholder inquiries.

The company encourages the full participation of shareholders at its Annual General Meeting. Important issues are presented to shareholders as single resolutions and full discussion of each item is encouraged. Explanatory memoranda, where considered appropriate, are included with the Notice of Annual General Meeting in respect of items to be voted on at the meeting.

* Cameron Ralph Pty Ltd considers materials provided by the company and interviews with directors and others, to make this Board performance evaluation solely of the corporate governance risk with respect to this company at the specified point in time. The rating cannot, and does not, represent either a credit assessment, or an assessment of the company's suitability as an investment, or an assessment with respect to its corporate governance risk at any other time or in changed circumstances.

BOARD OF DIRECTORS


M.E. Robinson
A.G. Hodgson

DIRECTORS' REPORT

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2003, and the related statement of financial performance and statement of cash flows for the year then ended.

BOARD OF DIRECTORS

The names and details of the directors in office at the date of this report are set out below.

M.B. Robinson AO

Chairman and non-executive director since June 1994

Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks 1996–2001 and was its Managing Partner 1980–1988. Mr Robinson is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

M.J. Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and director of AXA Asia Pacific Holdings Limited since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson

Deputy Chairman and non-executive director since June 1994

Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Limited and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-executive director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies. Mr Satre is also a director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a director of JDN Realty Company.

P.H. Wade

Non-executive director since June 1994

Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.

R.F.E. Warburton

Non-executive director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration and Nomination Committees.

W.V. Wilson

Non-executive director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the executive director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board member of the South Australian Forestry Corporation, and a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

CHANGES TO THE BOARD'S COMPOSITION

Mr M.J. Slatter commenced as Managing Director and Chief Executive Officer on 8 October 2002. Messrs I.R. Wilson, formerly Managing Director and Chief Executive Officer, and D.J. Simpson, formerly Finance Director, ceased as directors on 31 August 2002 and 21 February 2003 respectively. All other directors held their position as a director throughout the entire financial year and continue to hold that position.

DIRECTORS' INTERESTS

At the date of this report, the relevant interests of the directors in the shares, options or other instruments of the companies within *the economic entity, as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the* Corporations Act 2001, are:

Name	Ordinary Shares	Options
M.B. Robinson	45,000	–
M.J. Slatter	500,000 [1]	2,500,000 [2]
A.G. Hodgson	100,000	–
P.G. Satre	4,000	–
P.H. Wade	30,000	–
R.F.E. Warburton	12,500	–
W.V. Wilson	50,000	–

[1] Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the TABCORP Senior Executive Long Term Incentive Plan previously approved by shareholders.
[2] 2,500,000 options with an exercise price of $12.61 per share were issued to Mr M.J. Slatter (see Directors' and Officers' Remuneration section of this report).

DIRECTORS' MEETINGS

During the year the company held 14 meetings of the Board of Directors. The attendances of the directors at meetings of the Board and its Committees were:

	Board of Directors		Audit Committee		Compliance Committee		Remuneration Committee	
Name	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible
M.B. Robinson	14	14	5	5	2	2	6	6
M.J. Slatter	11	11	–	–	–	–	–	–
A.G. Hodgson	13	14	5	5	–	–	–	–
P.G. Satre	13	14	–	–	–	–	–	–
P.H. Wade	13	14	4	5	–	–	6	6
R.F.E. Warburton	14	14	–	–	–	–	6	6
W.V. Wilson	13	14	–	–	2	2	–	–
D.J. Simpson	8	8	–	–	–	–	–	–
I.R. Wilson	2	2	1	1	–	–	1	1

In addition to the scheduled Board meetings, the Board meets as needs dictate.

The details of the functions and memberships of the Committees of the Board are presented in the Corporate Governance section of this Annual Report.

DIRECTORS' AND OFFICERS' REMUNERATION

Remuneration of directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance based bonus and superannuation. Executives are also provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan, which act to align the executives' actions with the interests of the shareholders. Non-executive directors are not entitled to performance based bonuses.

At the 2002 Annual General Meeting, shareholders noted that Mr M.J. Slatter had been granted 2,500,000 options to acquire ordinary shares in TABCORP Holdings Limited with an exercise price of $12.61 per share. One million of these options expire no later than 7 October 2010 and will vest only if certain annual and cumulative benchmarks are achieved. The remaining options vested immediately and will expire on 7 October 2005.

During the financial year, Mr I.R. Wilson exercised 2,194,500 options to acquire fully paid ordinary shares in TABCORP Holdings Limited at an exercise price of $10.18.

Mr I.R. Wilson had 805,500 remaining options, which could only be exercised if the company achieved specified performance benchmarks for the period 1 July 1999 to 30 June 2003. As these benchmarks were not achieved, none of these options could be exercised and have now lapsed.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company, other than through exercise of the options.

The remuneration provided to directors and the five most highly remunerated officers of the company and the economic entity is as follows:

[illegible]	[illegible]	Bonus	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	$	$	$	$	$	$	$	$	$	$
Directors										
M.B. Robinson	276,250		10,519	53,316					340,085	286,769
M.J. Slatter	778,682	175,000	76,125		1,331	1,253	1,615,043[6]	30,254	2,677,688	2,677,688
A.G. Hodgson	160,000		10,519	30,240					200,759	170,519
P.G. Satre	109,000			71,060					180,060	109,000
P.H. Wade	121,250		10,210	26,675					158,135	131,460
R.F.E. Warburton	106,250		9,563	89,100					204,913	115,813
W.V. Wilson	112,500		9,985	21,825					144,310	122,485
I.R. Wilson[7]	930,839	167,182			167,349	157,780	441,289[8]	119,051	1,983,490	1,983,490
D.J. Simpson[9]	261,794		76,692		26,945	27,555		18,332	411,318	411,318
Senior Executives – Economic Entity										
D. Banks	590,099	65,346	150,758		42,178	39,817		24,600		912,798
P.R. Broberg	379,879	27,925	92,525		34,733	35,422		19,269		589,753
D.E. Elmslie	461,802	25,053	107,583		34,660	35,362		31,388		695,848
M.J. Piggott	398,940	73,059	103,835		34,605	32,856		30,594		673,889
J.C. Read	302,012	24,300	80,516		35,342	33,527		12,203		487,900
Senior Executives – Company										
P.R. Broberg	379,879	27,925	92,525		34,733	35,422		19,269		589,753
P. H. Caillard	208,803	16,314	38,786		18,874	18,932		14,830		316,539
D.E. Elmslie	461,802	25,053	107,583		34,660	35,362		31,388		695,848
R.E. Preston	206,794	10,938	38,786		20,019	20,217		16,480		313,234
J.C. Read	302,012	24,300	80,516		35,342	33,527		12,203		487,900

(1) Salaries for executive directors and senior executives include accruals for annual and long service leave.
(2) Accrual for retirement benefits for non-executive directors approved by the company's shareholders on 10 November 1999.
(3) Each option entitled the holder to purchase one ordinary share in the company.
(4) Cost to company to provide low interest/interest free loan(s).
(5) Total excludes retirement benefits for non-executive directors.
(6) Mr M.J. Slatter was appointed on 8 October 2002. The estimated value ($1,615,043) disclosed above is calculated at the date of grant using the following methodologies. 1,500,000 options expire on 7 October 2005 and were granted in consideration of contractual entitlements Mr Slatter had with his previous employer. The estimated value ($1,394,893) is calculated using a Standard Binomial model. 1,000,000 options expire no later than 7 October 2010. The ability to exercise these options is conditional on the economic entity achieving certain performance hurdles. The estimated value ($220,150) is calculated using a Monte Carlo Simulation-based model.
(7) Mr I.R. Wilson retired on 31 August 2002. Emolument includes salary paid to retirement, payment on retirement and annual leave accrued to cessation.
(8) These options have lapsed subsequent to 30 June 2003 as the performance hurdles relating to them have not been met. Estimated value disclosed above is calculated at the date of grant using a Monte Carlo Simulation-based model.
(9) Mr D.J. Simpson retired on 21 February 2003.

SHARE OPTIONS

The only options on issue are the 2,500,000 options issued to Mr M.J. Slatter (see the Directors' and Officers' Remuneration section of this report above).

EMPLOYEE SHARE OWNERSHIP PLAN

During the financial year, 477,700 shares were issued to employees pursuant to the TABCORP General Employee Share Plan ('the Plan') previously approved by shareholders. Employees who acquire shares under the Plan are provided with an interest free loan to acquire the shares and are obliged to repay the loan by way of deduction from their after tax wage or salary in equal instalments over five years. The company's security for each of these loans is limited to the shares acquired with that particular loan under the Plan. The company also operates a separate Senior Executive Long Term Incentive Plan which is referred to in the Directors' and Officers' Remuneration section. During the financial year, 1,196,500 shares were issued to senior executives under this plan (including the 500,000 shares to Mr M.J. Slatter referred to above).

CORPORATE INFORMATION

TABCORP Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The registered office of TABCORP Holdings Limited is 5 Bowen Crescent, Melbourne, Victoria 3004, Australia.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling). The principal activities remain unchanged from the previous year.

RESULTS

Consolidated profit after income tax of the economic entity for the financial year was $252.6 million which was 3.2% below the previous financial year. The economic entity generated profit before interest, taxation and amortisation of goodwill of $438.7 million, which was 3.2% below the previous financial year. It generated operating revenue of $1,900.7 million, which was 1.7% below the operating revenue achieved in the previous financial year.

DIVIDENDS

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$000
Final fully franked dividend for 2002 of 32.0 cents per share on ordinary shares as declared by the directors on 15 August 2002 and paid on 27 September 2002.	118,994
Interim fully franked dividend for 2003 of 33.0 cents per share on ordinary shares as declared by the directors on 19 February 2003 and paid on 2 April 2003.	120,634
Final fully franked dividend for 2003 of 34.0 cents per share on ordinary shares as declared by the directors on 13 August 2003 payable on 1 October 2003.	124,289

Further information regarding dividends may be found in Note 5 of the consolidated financial statements.

REVIEW OF OPERATIONS

The economic entity achieved profit after tax for the year of $252.6 million which was 3.2% behind last year. During the year, the economic entity's total operating revenue fell by 1.7% to $1,900.7 million. Basic earnings per share were 68.7 cents, down 1.9% on the previous corresponding period.

A final dividend of 34 cents per ordinary share has been declared. The dividend will be fully franked and payable on 1 October 2003 to shareholders registered on the books at 5 September 2003. This takes the full year dividend to 67 cents, an increase of 4 cents on the previous financial year.

WAGERING

The Wagering Division generated profit before interest, taxation and amortisation of goodwill of $67.0 million[1], which was 0.4 % above the previous financial year. The Wagering Division's total operating revenue increased by 4.4% to $421.3 million. This strong result was partly attributable to controlled operating expenses and another successful spring racing carnival.

GAMING

The Gaming Division achieved profit before interest, taxation and amortisation of goodwill of $208.2 million[1], which was 11.9% below the previous financial year. The Gaming Division's total operating revenue decreased by 7.6% to $848.1 million. These results were adversely affected by the introduction of smoking bans in Victorian gaming venues on 1 September 2002.

STAR CITY

Star City achieved a profit before interest, taxation and amortisation of goodwill of $174.9 million[1], which was 9.3% above the previous financial year. Star City's total operating revenue increased by 3.2% to $631.2 million.

[1] Based on segment results as disclosed in Note 34 to the accounts which excludes unallocated corporate revenue of $0.6 million and expenses of $12.0 million.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 5 March 2003, the economic entity announced a proposal to merge with Jupiters Limited by way of schemes of arrangement under which the economic entity intends to acquire all of the securities in Jupiters Limited.

The merged group will operate approximately 18,000 gaming machines with four casinos and hotel complexes in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria as well as keno operations across the east coast of Australia.

The merger is subject to approval by Jupiters Limited shareholders as well as certain regulatory authorities. It is currently anticipated that the merger will be implemented in mid-November 2003.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

SIGNIFICANT EVENTS AFTER REPORTING DATE

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

The proposed merger with Jupiters Limited will, if implemented, constitute a significant change to the company's operations and is expected to be completed in mid-November 2003. Otherwise, the economic entity will continue with the strategies in the year under review.

The directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

INDEPENDENT AUDITORS

At the company's 2002 Annual General Meeting shareholders approved the appointment of Ernst & Young as external auditor, following the merger between Ernst & Young and Arthur Andersen. The company's internal auditors are KPMG. More information relating to the auditors can be found in the Corporate Governance statement of this Annual Report.

DIRECTORS' INTERESTS IN CONTRACTS

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 38(d) of the economic entity's consolidated financial statements.

ENVIRONMENTAL REGULATION AND PERFORMANCE

No environmental breaches have been notified to the economic entity by any government agency.

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a record of at least complying, but in most cases exceeding its environment performance obligations. An independent audit of Star City's compliance with environmental obligations was performed by KPMG, which did not identify any areas of material non-compliance.

Star City is a participant in the Federal Government's 'Greenhouse Challenge Program'. In October 2002, the New South Wales Minister for Energy awarded Star City with a 'Silver Green Globe Award' in recognition for initiatives including lighting changes, improvements in efficiency in operating the major mechanical plant and waste management. The energy savings achieved by Star City to win this award was over 9,000 tonnes of carbon dioxide (CO_2) annually.

With the NSW Government's Sustainable Energy Development Authority (SEDA), Star City is currently investigating opportunities for co-generation of energy and believes it is on target to achieve the 'Gold Green Globe Award'.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

TABCORP Holdings Limited has entered into a contract insuring each of the directors of the company named earlier in this report and each full-time executive officer, director and secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. In accordance with section 300(9) of the Corporations Act 2001 further details have not been disclosed due to confidentiality provisions in the insurance contracts.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

CORPORATE GOVERNANCE

The directors of TABCORP Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Annual Report.

This report has been signed in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne
13 August 2003

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 $'000	2002 $'000
Total operating revenues	3	1,900,681	1,933,052
Other revenues from ordinary activities	3	36,447	34,607
Revenues from ordinary activities	3	1,937,128	1,967,659
Government taxes and levies		(589,823)	(609,591)
Commissions and fees		(415,961)	(428,629)
Employee costs		(224,448)	(227,084)
Depreciation and amortisation		(105,209)	(108,522)
Property rentals, rates and maintenance		(32,155)	(23,024)
Computer costs		(6,518)	(6,902)
Advertising and promotions		(24,129)	(26,013)
Written down value of non-current assets sold		(13,364)	(4,788)
Insurance costs		(8,290)	(6,463)
Stock exchange expenses		(142)	(111)
Professional and contract services		(4,512)	(3,961)
Audit and review services		(572)	(527)
Borrowing costs		(52,629)	(56,009)
Other expenses from ordinary activities		(87,095)	(82,640)
Profit from ordinary activities before income tax expense		372,281	383,395
Income tax expense relating to ordinary activities		(119,657)	(122,436)
Net profit attributable to members of the parent entity		252,624	260,959
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		(305)	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		252,319	260,959
Basic earnings per share (cents per share)	5	68.7	70.0
Diluted earnings per share (cents per share)	5	68.5	69.4
Basic earnings per share (cents per share) (pre amortisation of goodwill)	5	73.5	74.8
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	5	73.3	74.2

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	Note	2003 $'000	2002 $'000
Current assets			
Cash assets		118,789	126,843
Receivables		9,762	9,505
Inventories		4,688	4,638
Other		25,141	21,431
Total current assets		158,380	162,417
Non-current assets			
Property, plant and equipment		759,212	802,313
Intangible assets – licences		831,201	833,905
Intangible assets – other		543,546	510,881
Deferred tax assets		33,968	21,916
Other		73,194	82,246
Total non-current assets		2,241,121	2,251,261
TOTAL ASSETS		2,399,501	2,413,678
Current liabilities			
Payables		167,831	115,735
Interest bearing liabilities		450,898	144,000
Current tax liabilities		34,899	28,252
Provisions		35,266	147,005
Other		200	291
Total current liabilities		689,094	435,283
Non-current liabilities			
Payables		–	2,122
Interest bearing liabilities		315,000	632,898
Deferred tax liabilities		58,176	56,888
Provisions		16,450	9,016
Other		905	1,094
Total non-current liabilities		390,531	702,018
TOTAL LIABILITIES		1,079,625	1,137,301
NET ASSETS		1,319,876	1,276,377
Equity			
Contributed equity		1,137,766	1,226,366
Retained profits	6	182,110	50,011
TOTAL EQUITY		1,319,876	1,276,377

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	2003 $'000	2002 $'000
Cash flows from operating activities		
Net cash receipts in the course of operations	1,935,489	1,975,264
Payments to suppliers, service providers and employees	(832,640)	(835,363)
Payment of Government levies, betting taxes and GST	(550,292)	(573,150)
Interest received	4,113	4,202
Borrowing costs paid	(56,548)	(57,730)
Income tax (paid)/received	(121,755)	(98,517)
Net operating cash flows	378,367	414,706
Cash flows from investing activities		
Loans pursuant to employee share plan	12,688	6,039
Payment for property, plant and equipment	(58,002)	(46,817)
Proceeds from sale of property, plant and equipment	13,527	5,281
Payment of merger costs	(2,229)	–
Other	3,546	153
Net investing cash flows	(30,470)	(35,344)
Cash flows from financing activities		
Proceeds from borrowings	314,000	280,000
Repayment of borrowings	(325,000)	(442,133)
Dividends paid	(239,628)	(212,725)
Proceeds from issue of shares	22,340	–
Payment for share buy-back	(127,663)	(1,195)
Net financing cash flows	(355,951)	(376,053)
Net increase in cash held	(8,054)	3,309
Cash at the beginning of the financial year	126,843	123,534
Cash at the end of the financial year	118,789	126,843

Statement of Financial Performance

Consolidated profit after tax (PAT) decreased by 3.2% in 2002/2003 to $252.6 million, from $261.0 million in 2001/2002. During the year, non-recurring items of $10.5 million unfavourable were incurred, compared to $1.7 million favourable in 2001/2002. Non-recurring items for 2002/2003 included surplus lease provisions of $6.3 million, restructure costs of $2.7 million and write-downs of assets within the Gaming Division's Queensland operation of $1.5 million. On a pre non-recurring items basis, PAT increased by 1.5% to $263.1 million.

The consolidated entity's total revenue decreased by 1.6%, from $1,967.7 million in 2001/2002 to $1,937.1 million in 2002/2003. Operating revenue fell by 1.7% to $1,900.7 million.

The decrease in operating revenue was due to:

- a 4.4% increase in Wagering Division revenue from $403.6 million in 2001/2002 to $421.3 million in 2002/2003, reflecting continued solid growth in the core racing business.
- a 7.6% decrease in Gaming Division revenue from $917.6 million in 2001/2002 to $848.1 million in 2002/2003 due to the impact of smoking bans introduced 1 September 2002.
- a 3.2% increase in Star City Division revenue from $611.9 million in 2001/2002 to $631.3 million in 2002/2003, due to a 2.0% increase in gaming revenue, combined with a 10.8% increase in non-gaming revenue.

Other revenues from ordinary activities rose by $1.8 million to $36.4 million in 2002/2003. 2001/2002 included higher Supertab commissions, with a $5.6 million penalty payment from the South Australian TAB for exiting the Supertab arrangement following its acquisition by UNiTAB Limited. This was offset by an $8.2 million increase in other revenue, primarily proceeds on the sale of freehold land owned by Star City.

Consolidated profit before interest, taxation and amortisation of goodwill (PBITA) decreased by 3.2% to $438.7 million in 2002/2003. The key factors in this performance were:

- a 0.4% increase in Wagering Division PBITA to $67.0 million. Before non-recurring items of $1.4 million unfavourable in 2002/2003, and $5.6 million favourable in 2001/2002, Wagering PBITA increased by 11.9% to $68.4 million.
- an 11.9% reduction in the Gaming Division PBITA to $208.2 million, principally due to a 7.6% decrease in operating revenue. Adjusting for non-recurring items of $4.8 million unfavourable in 2002/2003, Gaming PBITA decreased by 9.9% to $213.0 million.
- a 9.3% increase in the Star City Division PBITA to $174.9 million, reflecting an increase in operating revenue and continued operating cost efficiencies. Before non-recurring items of $8.2 million unfavourable in 2002/2003, and $3.2 million unfavourable in 2001/2002, Star City PBITA increased by 12.1% to $183.1 million.

Borrowing costs decreased by $3.4 million to $52.6 million as a result of lower average net debt levels, partially offset by higher interest rates.

The effective rate of income tax for the consolidated entity rose from 31.9% to 32.1% in 2002/2003, primarily due to the non-deductibility of the write-down of a property in Queensland during 2002/2003.

Statement of Financial Position

Changes in Assets

During the financial year the total assets of the consolidated entity decreased by $14.2 million to $2,399.5 million at 30 June 2003. This decrease was principally attributable to:

- a $43.1 million reduction in property, plant and equipment, with depreciation offsetting capital expenditure during the year.
- a $9.1 million reduction in other non-current assets, primarily

Offset by:

- a $32.7 million increase in intangible assets – other (goodwill and rights to management agreement), principally as a result of the purchase of the remaining 15% of the Leighton's management agreement for $53.0 million.
- a $12.1 million increase in deferred tax assets, primarily due to tax losses not utilised in 2002/2003.

Changes in Liabilities

Consolidated liabilities declined by $57.7 million in 2002/2003 to $1,079.6 million at 30 June 2003. This decrease was principally attributable to:

- a $119.4 million reduction in the provision for dividends, with a zero provision at 30 June 2003, reflecting a change in the accounting standards.

Offset by:

- a $55.4 million increase in creditors and accrued expenses, largely attributable to the accrual for the payment of the remaining 15% of the Leighton's management agreement.
- an $11.0 million drop in borrowings from $776.9 million at June 2002 to $765.9 million at June 2003.

The consolidated entity's net debt to equity ratio improved with a reduction from 50.9% at 30 June 2002 to 49.0% at 30 June 2003.

Statement of Cash Flows

Cash assets decreased by $8.1 million during the financial year, principally due to a reduction in cash flows from operating activities.

Cash Flows from Operating Activities

Cash flows from operating activities provided $378.4 million in 2002/2003, which was $36.3 million lower than that achieved in the previous financial year. The main features of this cash inflow were:

- a decrease of $39.8 million in net cash receipts in the course of operations, which was partially offset by a decrease of $2.7 million in payments to suppliers, service providers and employees and $22.9 million in the payment of state government taxes and levies and GST.
- net payments of interest decreased by $1.2 million due to the reduction in debt levels during 2002/2003.
- income tax payments, which rose by $23.2 million, primarily due to commencement of Star City paying tax after utilising tax losses during 2001/2002.

Cash Flows from Investing Activities

Cash flows used in investing activities declined by $4.9 million to $30.5 million. The main features of this reduction were:

- a repayment increase of $10.1 million in employee and executive loans.
- an $8.2 million increase in proceeds from the sale of property, plant and equipment, primarily the sale of the Goodman Fielder site at Star City.

Offset by:

- an $11.2 million increase in payments for property, plant and equipment.
- $2.2 million in Jupiters Limited merger costs.

Cash Flows from Financing Activities

The cash outflow of $356.0 million for financing activities in 2002/2003 was lower than the cash outflow of $376.1 million in the previous financial year. This resulted from:

- a $22.3 million increase in share issue proceeds.
- a reduction in the net repayment of borrowings to $11.0 million, down from $162.1 million in 2001/2002.

Offset by:

- a $26.9 million increase in dividend payments to $239.6 million in 2002/2003.

NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED 30 JUNE 2003

NOTE 1 Accounting policies

This concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

NOTE 2 Changes in accounting policies

The company has adopted the new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' which has resulted in a change in the accounting for dividend provisions. Previously, the company recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the financial year by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the financial year ended 30 June 2003. The change in accounting policy has had no effect on basic and diluted EPS.

The company has adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which has resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is now calculated using the remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled. The effect of the revised policy at the beginning of the financial year has been to:

- increase provision for employee benefits by $0.436 million (company: $0.081 million);
- decrease opening retained profits by $0.305 million (company: $0.057 million); and
- increase future income tax benefits by $0.131 million (company: $0.024 million).

	Consolidated	
	2003 $'000	2002 $'000
NOTE 3 Operating revenues		
Profit from ordinary activities has been determined after crediting the following revenues:		
Total operating revenues	1,900,681	1,933,052
Other revenues	36,447	34,607
Total revenues from ordinary activities	1,937,128	1,967,659
NOTE 4 Dividends		
Dividends recognised in the current year by the economic entity are:		
(a) an interim dividend of 33.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 2 April 2003 (2002: 31.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 28 March 2002)	120,634	115,707
(b) 2002 final dividend recognised when declared during the year of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on on 27 September 2002	118,994	–
(c) (2002: a final dividend of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was provided for and payable 27 September 2002)	–	119,408
(d) (2002: a final dividend for 30 June 2001 of 26.0 cents per share applicable to shares issued on 30 August 2001 and 7 September 2001, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001)	–	224
	239,628	235,339
Since the end of the financial year, the directors declared the following dividend:		
Final – 34.0 cents per share, franked to 100% with Class C (30%) franking credits	124,289	–

	2003 $'000	2002 $'000

NOTE 5 Earnings per share

Reconciliation of earnings used in calculating earnings per share:

	2003 $'000	2002 $'000
Basic earnings		
Profit from ordinary activities after related income tax expense	252,624	260,959
Earnings used in calculating basic earnings per share	252,624	260,959
Add goodwill amortisation	17,955	17,952
Earnings used in calculating basic earnings per share (pre amortisation of goodwill)	270,579	278,911
Diluted earnings		
Profit from ordinary activities after related income tax expense	252,624	260,959
Add after-tax effect of interest on potential ordinary shares	519	–
Earnings used in calculating diluted earnings per share	253,143	260,959
Add goodwill amortisation	17,955	17,952
Earnings used in calculating diluted earnings per share (pre amortisation of goodwill)	271,098	278,911

Weighted average number of shares used as the denominator:	2003 Number	2002 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	367,957,969	373,051,931
Add potential ordinary shares, being options granted on 7 October 2002 (2002: 1 July 1999)	1,828,767	3,000,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	369,786,736	376,051,931

NOTE 6 Retained profits

	2003 $'000	2002 $'000
Retained profits at the beginning of the financial year	50,011	24,391
Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	119,408	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits'	(305)	–
Dividend paid	(239,628)	(115,931)
Net profit attributable to members of the parent entity	252,624	260,959
Dividends provided	–	(119,408)
Retained profits at the end of the financial year	182,110	50,011
Retained profits are expected to be utilised as follows:		
– Proposed dividend declared	124,289	–
– Retained	57,821	50,011
	182,110	50,011

NOTE 7 Segment information

The consolidated entity's primary format of segment reporting is on a business segment basis.
The consolidated entity has three main business segments:

- Wagering — *Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.*
- Gaming — Gaming machine operations in licensed clubs and hotels.
- Star City — Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

	Wagering	Gaming	Star City	[illegible]	[illegible]	[illegible]	[illegible]
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated							
Total operating revenues – external	421,302	848,137	631,242	1,900,681			1,900,681
Other revenues from ordinary activities – external	12,747	2,145	16,831	31,723	4,724		36,447
Intersegment revenue				–		–	–
Revenues from ordinary activities	434,049	850,282	648,073	1,932,404	4,724	–	1,937,128
Segment result (pre amortisation of goodwill)	67,042	208,175	174,914	450,131			450,131
Segment result	**66,935**	**208,175**	**157,066**	**432,176**	–	–	**432,176**
Unallocated interest revenue					4,173		4,173
Unallocated other revenue					551		551
Unallocated interest expense					(52,629)		(52,629)
Unallocated expenses					(11,990)		(11,990)
Result from ordinary activities before income tax expense	66,935	208,175	157,066	432,176	(59,895)	–	372,281
Income tax expense							(119,657)
Net profit attributable to members of the parent entity							252,624
Depreciation and amortisation	11,637	26,574	66,820	105,031			
Non cash expenses other than depreciation and amortisation	41,262	18,003	74,861	134,126			
Segment assets	262,202	551,303	1,537,667	2,351,172	62,814	(14,485)	2,399,501
Segment liabilities	65,498	21,112	120,221	206,831	887,279	(14,485)	1,079,625
Acquisition of non-current assets	22,984	17,529	15,396	55,909	162	–	56,071

NOTE 7 Segment information (continued)

	Wagering	Gaming	Star City	Segment Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated							
Total operating revenues - external	403,610	917,569	611,873	1,933,052			1,933,052
Other revenues from ordinary activities - external	19,763	4,901	5,383	30,047	4,560		34,607
Intersegment revenue			22	22		(22)	–
Revenues from ordinary activities	423,373	922,470	617,278	1,963,121	4,560	(22)	1,967,659
Segment result (pre amortisation of goodwill)	66,788	236,278	160,049	463,115			463,115
Segment result	**66,689**	**236,278**	**142,196**	**445,163**	–	–	**445,163**
Unallocated interest revenue					4,103		4,103
Unallocated other revenue					457		457
Unallocated interest expense					(56,009)		(56,009)
Unallocated expenses					(10,319)		(10,319)
Result from ordinary activities before income tax expense	66,689	236,278	142,196	445,163	(61,768)	–	383,395
Income tax expense							(122,436)
Net profit attributable to members of the parent entity							260,959
Depreciation and amortisation	10,591	25,534	72,006	108,131			
Non cash expenses other than depreciation and amortisation	39,254	14,717	53,271	107,242			
Segment assets	211,902	624,919	1,529,246	2,366,067	52,659	(5,048)	2,413,678
Segment liabilities	63,744	21,589	52,264	137,597	1,004,752	(5,048)	1,137,301
Acquisition of non-current assets	19,403	17,087	10,227	46,717	–	–	46,717

For comparison with previous years' disclosure in which segment's profit before interest and tax (PBIT) had been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

	Wagering	Gaming	Star City	Segment Total	Goodwill Amortisation	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated						
Segment result	62,331	202,896	173,465	438,692	(17,955)	420,737
2002 Consolidated						
Segment result	63,946	230,835	158,472	453,253	(17,952)	435,301

NOTE 8 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

(a) Parent entity
The parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges
(i) CCA
Certain controlled entities have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion and ranks second behind the Commonwealth Bank of Australia charge under its facility agreement. Please refer to Note 39(b)(I) of the annual financial statements for further disclosure.

(ii) Other
The controlled entity which is a participant in the joint venture has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and indemnity
Certain controlled entities have entered into a guarantee and indemnity agreement in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given. Please refer to Note 39(b)(I) of the annual financial statements for further disclosure.

(d) Legal challenges
There are outstanding legal actions between controlled entities and third parties as at 30 June 2003. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity. In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(e) Banking facilities
A controlled entity has provided a bank guarantee to WorkCover NSW for the amount of $11.766 million (2002: $5.500 million) which is required under the entity's self-insurance licence.

(f) Tax audit
A controlled entity has been audited by the Australian Taxation Office (ATO). The ATO has identified an issue which relates to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to date is approximately $33 million. Under current Australian Accounting Standards, the current profit impact of the primary tax in dispute would be approximately $13 million, the balance having a statement of financial position impact only. On the basis of external advice and its assessment of the issue, TABCORP believes that the position taken in the income tax returns which have been lodged is correct.

(g) Undertakings – insurance deductible
Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the premises. The Agreement allows for a $1 million deductible for each and every loss. Since the events of 11 September 2001, Star City has only managed to secure a 14-day loss deductible. Subsequent to 30 June 2003, TABCORP Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 14-day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $3–4 million for any one loss and believe such an event is remote.

(h) Jupiters Limited merger break costs
Under the terms of the Merger Implementation Agreement with Jupiters Limited, the economic entity may be liable to pay to Jupiters Limited break costs of $7.5 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 8(k).

(i) Interest rate option agreements
During the year a controlled entity entered into options to enter into forward interest rate swap agreements. These instruments were entered into to provide the economic entity with the certainty that the interest rate applicable to a portion of the future debt associated with the proposed merger of Jupiters Limited will be able to be fixed within a known range of interest rates. The interest rate options expire in December 2003.

Under the interest rate option agreements, should the merger with Jupiters Limited not proceed, the agreements to enter into forward interest rate swaps may not be required. To the extent that the agreements are not entered into, the economic entity may be required to pay costs associated with closing out these agreements. Any amounts required to be paid will depend on the level of forward swap interest rates at that date.

NOTE 8 Contingent liabilities and contingent assets (continued)

Contingent assets

(j) Sale of land

During the year, a controlled entity disposed of land owned at 50 Union Street, Pyrmont. Proceeds of $12.3 million were received in February 2003. Part of the sale agreement includes an additional amount which is dependent upon the purchaser being able to seek an approved Development Application (DA) from Planning NSW to develop to a specified net lettable rent area. The additional payment cannot be reliably measured and no such approval has been received to date.

(k) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, Jupiters Limited may be liable to pay to the economic entity break costs of $12.2 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 8(h).

NOTE 9 Events subsequent to reporting date

(a) Showboat Leighton Partnership

Following the purchase of the remaining 15% of Sydney Casino Management (SCM) on 30 June 2003 from Leighton Property Development Pty Limited, the Showboat Leighton Partnership will be dissolved, subject to the approval of the New South Wales Department of Gaming and Racing. Under the Sale Agreement, once this approval has been granted, the rights of SCM under the Casino Management Agreement will be novated across to a controlled entity, Showboat Australia Pty Limited.

(b) Deed of Undertaking to Casino Control Authority

Subsequent to 30 June 2003, TABCORP Holdings has provided a Deed of Undertaking as denoted in Note 8(g).

(c) Dividends

Since 30 June 2003, the directors have declared a dividend of 34 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $124.289 million (refer Note 4).

DIRECTORS' DECLARATION

In the opinion of the directors of TABCORP Holdings Limited the accompanying concise financial report of the consolidated entity, comprising TABCORP Holdings Limited and its controlled entities for the year ended 30 June 2003:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Made in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne, 13 August 2003

INDEPENDENT AUDIT REPORT TO MEMBERS OF TABCORP HOLDINGS LIMITED

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 'Concise Financial Reports', in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit Approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2003. Our audit report on the full financial report was signed on 13 August 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of TABCORP Holdings Limited complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Ernst & Young

Mary B Waldron
Partner

FIVE YEAR REVIEW

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	$'000	$'000	$'000	$'000	$'000
Wagering, Gaming & Star City revenue	1,900,681	1,933,052	1,812,959	1,595,831	1,066,165
EBITDA	525,946	543,824	478,464	421,287	254,748
PBIT	420,737	435,301	365,067	326,219	220,135
Profit after income tax	252,624	260,959	187,682	174,780	143,341
Profit after income tax (pre goodwill)	270,579	278,911	205,775	187,476	143,341
Dividend	244,923	235,339	189,901	174,639	130,884
Cash and deposits	118,789	126,843	123,534	91,019	84,816
Other current assets	39,591	35,574	29,880	30,459	9,958
Licences/Management Agreement Rights	1,081,845	1,033,734	1,038,529	1,043,332	597,472
Goodwill	292,902	311,052	329,846	346,094	–
Other non-current assets	866,374	906,475	980,186	1,060,303	199,396
Total assets	2,399,501	2,413,678	2,501,975	2,571,207	891,642
Current interest-bearing liabilities	450,898	144,000	229,052	196,871	38,000
Other current liabilities	238,196	291,283	252,123	287,267	211,412
Non current interest-bearing liabilities	315,000	632,898	710,000	780,154	–
Other non-current liabilities	75,531	69,120	67,590	68,851	15,027
Total liabilities	1,079,625	1,137,301	1,258,765	1,333,143	264,439
Shareholders' funds	1,319,876	1,276,377	1,243,210	1,238,064	627,203
Capital expenditure	56,436	47,230	46,672	67,715	97,101

	cents	cents	cents	cents	cents
Earnings per share – pre goodwill	73.5	74.8	55.3	53.7	47.1
Earnings per share – post goodwill	68.7	70.0	50.4	50.1	47.1
Dividend per share	67.0	63.0	51.0	47.0	43.0
Operating cash flow per share	90.7	100.0	65.7	60.5	39.1
Return on shareholders' funds (post goodwill)	18.8%	19.0%	14.1%	15.6%	18.8%
Net assets per share	$3.61	$3.42	$3.34	$3.33	$2.06

Operating revenue	$'000	$'000	$'000	$'000	$'000
Wagering	421,302	403,610	380,339	363,107	352,967
Gaming	848,137	917,569	846,349	794,348	713,198
Star City	631,242	611,873	586,271	438,376	–
Total	1,900,681	1,933,052	1,812,959	1,595,831	1,066,165

EBITDA - Earnings before interest, tax, depreciation and amortisation
PBIT - Profit before interest and tax

Share capital

TABCORP has on issue 365,556,521 fully paid ordinary shares.

The company conducted an on market share buy-back between 10 May 2002 and 17 December 2002, for which a total of 11,278,081 shares were bought back and subsequently cancelled for a total consideration of $128,729,792.87 (excluding brokerage calculated at 0.1%). The buy-back was undertaken as part of TABCORP's policy to maximise returns to shareholders and formed part of the company's efficient capital management strategy. There is not currently any share buy-back in respect of the company's shares.

Substantial shareholders

The following substantial shareholder notices have been lodged in accordance with section 671B of the Corporations Act 2001:

Name	Date of interest	Number of ordinary shares[1]	% of issued capital[2]
Maple-Brown Abbott Limited	31 July 2003	30,308,972	8.29
Perpetual Trustees Australia Limited	5 December 2002	30,073,434	8.16
UBS Nominees Pty Ltd	16 June 2003	22,513,668	6.16

[1] as disclosed in last notice lodged.
[2] the percentage set out in the notice is calculated on the total issued share capital of the company at the date of change in interest.

Distribution of shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 – 1,000	49,753	62.91	30,842,336	8.44
1,001 – 5,000	25,919	32.77	60,204,584	16.47
5,001 – 10,000	2,302	2.91	17,397,417	4.76
10,001 – 100,000	990	1.25	23,729,305	6.49
100,001 and over	119	0.15	233,382,879	63.84
Total	79,083	100.00	365,556,521	100.00

Voting rights

All shares issued by TABCORP Holdings Limited carry one vote per share. Part 4 of the Gaming and Betting Act 1994 and Rules 134 to 142 of the company's Constitution contain certain restrictions in relation to shareholding interests. Failure to comply with certain provisions of the Gaming and Betting Act or the Constitution can result in suspension of voting rights.

Twenty largest shareholders*

Name	Number of ordinary shares	% of issued capital
J P Morgan Nominees Australia Limited	39,796,277	10.89
National Nominees Limited	39,348,227	10.76
Westpac Custodian Nominees Ltd	38,697,326	10.59
RBC Global Services Australia Nominees Pty Limited	37,703,080	10.31
Citicorp Nominees Pty Limited	10,145,553	2.78
Commonwealth Custodial Services Limited	8,050,048	2.20
Queensland Investment Corporation	7,220,987	1.98
ANZ Nominees Limited	5,367,929	1.47
Cogent Nominees Pty Limited	5,131,953	1.40
HSBC Custody Nominees (Australia) Limited	4,769,851	1.30
AMP Life Limited	3,844,478	1.05
IOOF Investment Management Ltd	1,733,254	0.47
Invia Custodian Pty Limited	1,683,315	0.46
NRMA Nominees Pty Limited	1,656,162	0.45
UBS Warburg Private Clients	1,605,140	0.44
Merrill Lynch (Australia) Nominees Pty Ltd	1,395,401	0.38
Australian United Investment Co Limited	1,190,000	0.33
Perpetual Trustee Co Ltd (Hunter)	1,059,844	0.29
PSS Board	1,048,470	0.29
Government Superannuation Office	1,036,170	0.28
Total of top twenty shareholders	212,483,465	58.13

* On a grouped basis

Marketable Parcel

There were 114 shareholders holding less than a marketable parcel ($500) based on a market price of $11.40 at the close of trading on 21 August 2003.

Shareholding Restrictions

On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling TABCORP's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

INVESTOR INFORMATION

SHAREHOLDER ENQUIRIES

Investors seeking information about their shareholding should contact the company's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) available to assist in responding to their enquiries.

TABCORP's Share Registry
ASX Perpetual Registrars Limited
GPO Box 1736P, Melbourne Vic 3001
Telephone: 03 9615 9999
Toll Free: 1300 665 661
Facsimile: 03 9615 9900
Facsimile: 03 9615 9744 (proxy forms only)
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

SHARE REGISTRY ON-LINE AT www.asxperpetual.com.au

The Share Registry's website allows shareholders to check their current and previous holding balances. Shareholders can also check and update their annual report election and Tax File Number (TFN) or Australian Business Number (ABN). There are also a number of forms that can be downloaded to advise a change of address or change of direct credit details for dividend payments.

GENERAL ENQUIRIES ABOUT TABCORP

If you would like more information about the company, you are invited to contact:

TABCORP's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
Email: investor@tabcorp.com.au
Website: **www.tabcorp.com.au**

TABCORP ON THE WEB AT www.tabcorp.com.au

Investor information is available on TABCORP's website. This website includes key Australian Stock Exchange announcements, Annual and Half-Yearly Reports and general company information.

STOCK EXCHANGE LISTING

The company's shares are listed on the Australian Stock Exchange under the code 'TAH'. Trading information is published in daily newspapers.

AMERICAN DEPOSITARY RECEIPTS

The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents 10 TABCORP ordinary shares. Enquiries about ADRs should be made to:

Anita Sung
Assistant Vice President
The Bank of New York – ADR Division
101 Barclay Street, New York 10286 USA
Telephone: +212 815 8161
Telephone: 1 888 BNY ADRs (shareholder relations, US residents)
Telephone: +1 610 312 5315 (shareholder relations, non US residents)
Facsimile: +212 571 3050
Website: www.adrbny.com

REMOVAL FROM THE ANNUAL REPORT MAILING LIST

Shareholders who do not wish to receive the Annual Report or Half-Yearly Report should advise the company's Share Registry in writing. The last six Annual Reports are currently available from the company's website. This report and future

CHANGE OF ADDRESS

Shareholders should advise the Share Registry immediately in writing as soon as there is a change to their address, or bank account details if required for dividend payment purposes. Broker sponsored shareholders should advise their sponsoring broker.

DIRECT PAYMENT OF DIVIDENDS

Dividend payments may be credited into a nominated account with a financial institution in Australia. You should advise the Share Registry in writing of your details. Recent dividend payments are detailed in the Directors' Report.

DIVIDEND REINVESTMENT PLAN (DRP)

TABCORP's DRP has previously been inoperative, however a new DRP will commence operation for the next interim dividend.

TAX FILE NUMBER (TFN)/AUSTRALIAN BUSINESS NUMBER (ABN)

The company is obliged to deduct tax at the top marginal rate plus Medicare levy from any unfranked or partially franked dividends paid to Australian resident shareholders who have not supplied their TFN, ABN or exemption details. For those shareholders who have not provided this information and would like to do so, please contact the company's Share Registry.

CONSOLIDATION OF SHAREHOLDINGS

If you have received more than one Annual Report for the same shareholding, please contact the company's Share Registry to consolidate your details into a single shareholding.

PRIVACY

TABCORP respects the privacy of its stakeholders. TABCORP's Privacy Policy is available on our website at **www.tabcorp.com.au**

INVESTMENT WARNING

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. TABCORP strongly recommends investors seek independent professional advice before making investment decisions.

KEY DATES

2003	**Date**
Annual General Meeting (at Star City, Sydney)	30 October
2004*	
Half-year results announcement	19 February
Ex-dividend for interim dividend	25 February
Record date for interim dividend	2 March
Interim dividend payment	6 April
End of financial year	30 June
Full-year results announcement	12 August
Ex-dividend for final dividend	18 August
Record date for final dividend	24 August
Final dividend payment	30 September
Annual General Meeting	28 October

* These dates may change. See the company's website for updates.

DISCLOSING INFORMATION

TABCORP immediately informs the Australian Stock Exchange of anything that may affect the company's share price.

MARKET DISCLOSURE

WEBSITE

The company's website quickly and conveniently keeps shareholders informed about TABCORP's activities and its performance. The Annual and Half Yearly reports to shareholders, interim and preliminary results, webcasts of results and AGM presentations, major news releases and other company statements are available on the website. There is also a link to the on-line share registry facility that enables shareholders to conduct standard enquiries and transactions.


TABCORP
www.tabcorp.com.au
About TABCORP
Responsible Gambling
Publications
Investor Relations
Share Registry
Community Involvement
Career Opportunities
Website Information
Share Registry
On-line Share Registry
Shareholders can use the on-line share registry facility to conduct standard shareholding enquiries and transactions, including:
Shareholding balances
Annual report elections
Dividend instructions and elect to receive payments by direct credit
Tax File Number / Australian Business Number notification
Change of registered address
Name correction request
Help us save paper and costs
Annual Report

MAJOR ANNOUNCEMENTS

All major company announcements can be found on the company's website at **www.tabcorp.com.au** following their release to the Australian Stock Exchange. The major company announcements since the previous annual report are;

2003	**Subject**
13 August	Full Year Results – net profit after tax (excluding non-recurring items) up 1.5% to $263.1 million
30 June	TABCORP acquires Leighton's 15% interest in Star City Management Agreement
12 June	Jupiters and TABCORP finalise merger terms
11 June	Appointment of Mr Mohan Jesudason as Executive General Manager – Gaming
6 June	Response to newspaper article in relation to possible extension of TABCORP'S Victorian licences
15 May	Smoking bans will impact full year profits
15 May	Merger of Jupiters and TABCORP progress update
5 March	Merger of Jupiters and TABCORP
19 February	Half Year Results – net profit after tax (excluding non-recurring items) up 4.7% to $134.1 million
5 February	TABCORP denies share placement rumour
10 January	Merger discussions with Jupiters
2002	
4 December	TABCORP'S revenue growth impacted by smoking bans
2 December	David Elmslie to replace Mr Simpson as Chief Finance Officer
21 November	TABCORP responds to Australian Labor Party gambling policy
11 November	Victorians bet in record numbers on Melbourne Cup Carnival

COMPANY DIRECTORY

Directors
M.B. Robinson AO (Chairman)
M.J. Slatter (Managing Director & Chief Executive Officer)
A.G. Hodgson (Deputy Chairman)
P.G. Satre
P.H. Wade
R.F.E. Warburton
W.V. Wilson

Company Secretary
P.H. Caillard

Registered Office
TABCORP Holdings Limited
5 Bowen Crescent
Melbourne Vic 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
Email: investor@tabcorp.com.au

Website
www.tabcorp.com.au

Share Registry
ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000
Australia
Toll Free: 1300 665 661
Telephone: 03 9615 9780
Website: www.asxperpetual.com.au

Independent Auditors
Ernst & Young – External auditors
KPMG – Internal auditors

Stock Exchange Listing
TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange under the code 'TAH'.
The company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

signed and produced by ard

AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

TABCORP CONDUCTS WAGERING, GAMING AND HOSPITALITY ACTIVITIES IN EASTERN AUSTRALIA UNDER THE TAB (IN VICTORIA), TABARET, STAR CITY, TAB SPORTSBET, FOOTYTAB AND TRACKSIDE BRANDS. THE COMPANY EMPLOYS 5,000 PEOPLE AND TRADES ON THE ASX UNDER THE SYMBOL TAH.


TAB


footytab


tab sportsbet




Club
KENO


Star City
SYDNEY


TABARET


TABCORP




TABCORP

TABCORP HOLDINGS LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

ACN 063 780 709

Contents

DIRECTORS' REPORT

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2003, and the related statement of financial performance and statement of cash flows for the year then ended.

BOARD OF DIRECTORS

The names and details of the directors in office at the date of this report are set out below.

M.B. Robinson AO

Chairman and non-executive director since June 1994

Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks 1996–2001 and was its Managing Partner 1980–1988. Mr Robinson is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

M.J. Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and director of AXA Asia Pacific Holdings Limited since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson

Deputy Chairman and non-executive director since June 1994

Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Limited and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-executive director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies. Mr Satre is also a director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a director of JDN Realty Company.

P.H. Wade

Non-executive director since June 1994

Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.

R.F.E. Warburton

Non-executive director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration and Nomination Committees.

W.V. Wilson

Non-executive director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the executive director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board member of the South Australian Forestry Corporation, and a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

CHANGES TO THE BOARD'S COMPOSITION

Mr M.J. Slatter commenced as Managing Director and Chief Executive Officer on 8 October 2002. Messrs I.R. Wilson, formerly Managing Director and Chief Executive Officer, and D.J. Simpson, formerly Finance Director, ceased as directors on 31 August 2002 and 21 February 2003 respectively. All other directors held their position as a director throughout the entire financial year and continue to hold that position.

DIRECTORS' INTERESTS

At the date of this report, the relevant interests of the directors in the shares, options or other instruments of the companies within the economic entity, as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

Name	Ordinary Shares	Options
M.B. Robinson	45,000	–
M.J. Slatter	500,000[1]	2,500,000[2]
A.G. Hodgson	100,000	–
P.G. Satre	4,000	–
P.H. Wade	30,000	–
R.F.E. Warburton	12,500	–
W.V. Wilson	50,000	–

[1] Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the TABCORP Senior Executive Long Term Incentive Plan previously approved by shareholders.
[2] 2,500,000 options with an exercise price of $12.61 per share were issued to Mr M.J. Slatter (see Directors' and Officers' Remuneration section of this report).

DIRECTORS' MEETINGS

During the year the Company held 14 meetings of the Board of Directors. The attendances of the Directors at meetings of the Board and its Committees were:

	Board of Directors		[illegible]		[illegible]		[illegible]	
Name	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible	Attended	Maximum possible
M.B. Robinson	14	14	5	5	2	2	6	6
M.J. Slatter	11	11	–	–	–	–	–	–
A.G. Hodgson	13	14	5	5	–	–	–	–
P.G. Satre	13	14	–	–	–	–	–	–
P.H. Wade	13	14	4	5	–	–	6	6
R.F.E. Warburton	14	14	–	–	–	–	6	6
W.V. Wilson	13	14	–	–	2	2	–	–
D.J. Simpson	8	8	–	–	–	–	–	–
I.R. Wilson	2	2	1	1	–	–	1	1

In addition to the scheduled Board meetings, the Board meets as needs dictate.

The details of the functions and memberships of the Committees of the Board are presented in the Corporate Governance section of this Annual Report.

DIRECTORS' AND OFFICERS' REMUNERATION

Remuneration of directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance based bonus and superannuation. Executives are also provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan, which act to align the executives' actions with the interests of the shareholders. Non-executive directors are not entitled to performance based bonuses.

At the 2002 Annual General Meeting, shareholders noted that Mr M.J. Slatter had been granted 2,500,000 options to acquire ordinary shares in TABCORP Holdings Limited with an exercise price of $12.61 per share. One million of these options expire no later than 7 October 2010 and will vest only if certain annual and cumulative benchmarks are achieved. The remaining options vested immediately and will expire on 7 October 2005.

During the financial year, Mr I.R. Wilson exercised 2,194,500 options to acquire fully paid ordinary shares in TABCORP Holdings Limited at an exercise price of $10.18.

Mr I.R. Wilson had 805,500 remaining options, which could only be exercised if the company achieved specified performance benchmarks for the period 1 July 1999 to 30 June 2003. As these benchmarks were not achieved, none of these options could be exercised and have now lapsed.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company, other than through exercise of the options.

The remuneration provided to directors and the five most highly remunerated officers of the company and the economic entity is as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	$	$	$	$	$	$	$	$	$	$
Directors										
M.B. Robinson	276,250		10,519	53,316					340,085	286,769
M.J. Slatter	778,682	175,000	76,125		1,331	1,253	1,615,043[6]	30,254	2,677,688	2,677,688
A.G. Hodgson	160,000		10,519	30,240					200,759	170,519
P.G. Satre	109,000			71,060					180,060	109,000
P.H. Wade	121,250		10,210	26,675					158,135	131,460
R.F.E. Warburton	106,250		9,563	89,100					204,913	115,813
W.V. Wilson	112,500		9,985	21,825					144,310	122,485
I.R. Wilson[7]	930,839	167,182			167,349	157,780	441,289[8]	119,051	1,983,490	1,983,490
D.J. Simpson[9]	261,794		76,692		26,945	27,555		18,332	411,318	411,318
Senior Executives – Economic Entity										
D. Banks	590,099	65,346	150,758		42,178	39,817		24,600		912,798
P.R. Broberg	379,879	27,925	92,525		34,733	35,422		19,269		589,753
D.E. Elmslie	461,802	25,053	107,583		34,660	35,362		31,388		695,848
M.J. Piggott	398,940	73,059	103,835		34,605	32,856		30,594		673,889
J.C. Read	302,012	24,300	80,516		35,342	33,527		12,203		487,900
Senior Executives – Company										
P.R. Broberg	379,879	27,925	92,525		34,733	35,422		19,269		589,753
P. H. Caillard	208,803	16,314	38,786		18,874	18,932		14,830		316,539
D.E. Elmslie	461,802	25,053	107,583		34,660	35,362		31,388		695,848
R.E. Preston	206,794	10,938	38,786		20,019	20,217		16,480		313,234
J.C. Read	302,012	24,300	80,516		35,342	33,527		12,203		487,900

(1) Salaries for executive directors and senior executives include accruals for annual and long service leave.
(2) Accrual for retirement benefits for non-executive directors approved by the company's shareholders on 10 November 1999
(3) Each option entitled the holder to purchase one ordinary share in the company.
(4) Cost to company to provide low interest/interest free loan(s).
(5) Total excludes retirement benefits for non-executive directors.
(6) Mr M.J. Slatter was appointed on 8 October 2002. The estimated value ($1,615,043) disclosed above is calculated at the date of grant using the following methodologies. 1,500,000 options expire on 7 October 2005 and were granted in consideration of contractual entitlements Mr Slatter had with his previous employer. The estimated value ($1,394,893) is calculated using a Standard Binomial model. 1,000,000 options expire no later than 7 October 2010. The ability to exercise these options is conditional on the economic entity achieving certain performance hurdles. The estimated value ($220,150) is calculated using a Monte Carlo Simulation-based model.
(7) Mr I.R. Wilson retired on 31 August 2002. Emolument includes salary paid to retirement, payment on retirement and annual leave accrued to cessation.
(8) These options have lapsed subsequent to 30 June 2003 as the performance hurdles relating to them have not been met. Estimated value disclosed above is calculated at the date of grant using a Monte Carlo Simulation-based model.
(9) Mr D.J. Simpson retired on 21 February 2003.

SHARE OPTIONS

The only options on issue are the 2,500,000 options issued to Mr M.J. Slatter (see the Directors' and Officers' Remuneration section of this report above).

EMPLOYEE SHARE OWNERSHIP PLAN

During the financial year, 477,700 shares were issued to employees pursuant to the TABCORP General Employee Share Plan ('the Plan') previously approved by shareholders. Employees who acquire shares under the Plan are provided with an interest free loan to acquire the shares and are obliged to repay the loan by way of deduction from their after tax wage or salary in equal instalments over five years. The company's security for each of these loans is limited to the shares acquired with that particular loan under the Plan. The company also operates a separate Senior Executive Long Term Incentive Plan which is referred to in the Directors' and Officers' Remuneration section. During the financial year, 1,196,500 shares were issued to senior executives under this plan (including the 500,000 shares to Mr M.J. Slatter referred to above).

CORPORATE INFORMATION

TABCORP Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The registered office of TABCORP Holdings Limited is 5 Bowen Crescent, Melbourne, Victoria 3004, Australia.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling). The principal activities remain unchanged from the previous year.

RESULTS

Consolidated profit after income tax of the economic entity for the financial year was $252.6 million which was 3.2% below the previous financial year. The economic entity generated profit before interest, taxation and amortisation of goodwill of $438.7 million, which was 3.2% below the previous financial year. It generated operating revenue of $1,900.7 million, which was 1.7% below the operating revenue achieved in the previous financial year.

DIVIDENDS

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$'000
Final fully franked dividend for 2002 of 32.0 cents per share on ordinary shares as declared by the directors on 15 August 2002 and paid on 27 September 2002.	118,994
Interim fully franked dividend for 2003 of 33.0 cents per share on ordinary shares as declared by the directors on 19 February 2003 and paid on 2 April 2003.	120,634
Final fully franked dividend for 2003 of 34.0 cents per share on ordinary shares as declared by the directors on 13 August 2003 payable on 1 October 2003.	124,289

Further information regarding dividends may be found in Note 5 of the consolidated financial statements.

REVIEW OF OPERATIONS

The economic entity achieved profit after tax for the year of $252.6 million which was 3.2% behind last year. During the year, the economic entity's total operating revenue fell by 1.7% to $1,900.7 million. Basic earnings per share were 68.7 cents, down 1.9% on the previous corresponding period.

A final dividend of 34 cents per ordinary share has been declared. The dividend will be fully franked and payable on 1 October 2003 to shareholders registered on the books at 5 September 2003. This takes the full year dividend to 67 cents, an increase of 4 cents on the previous financial year.

WAGERING

The Wagering Division generated profit before interest, taxation and amortisation of goodwill of $67.0 million[1], which was 0.4 % above the previous financial year. The Wagering Division's total operating revenue increased by 4.4% to $421.3 million. This strong result was partly attributable to controlled operating expenses and another successful spring racing carnival.

GAMING

The Gaming Division achieved profit before interest, taxation and amortisation of goodwill of $208.2 million[1], which was 11.9% below the previous financial year. The Gaming Division's total operating revenue decreased by 7.6% to $848.1 million. These results were adversely affected by the introduction of smoking bans in Victorian gaming venues on 1 September 2002.

STAR CITY

Star City achieved a profit before interest, taxation and amortisation of goodwill of $174.9 million[1], which was 9.3% above the previous financial year. Star City's total operating revenue increased by 3.2% to $631.2 million.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 5 March 2003, the economic entity announced a proposal to merge with Jupiters Limited by way of schemes of arrangement under which the economic entity intends to acquire all of the securities in Jupiters Limited.

The merged group will operate approximately 18,000 gaming machines with four casinos and hotel complexes in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria as well as keno operations across the east coast of Australia.

The merger is subject to approval by Jupiters Limited shareholders as well as certain regulatory authorities. It is currently anticipated that the merger will be implemented in mid-November 2003.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

SIGNIFICANT EVENTS AFTER REPORTING DATE

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

The proposed merger with Jupiters Limited will, if implemented, constitute a significant change to the company's operations and is expected to be completed in mid-November 2003. Otherwise, the economic entity will continue with the strategies in the year under review.

The directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

INDEPENDENT AUDITORS

At the company's 2002 Annual General Meeting shareholders approved the appointment of Ernst & Young as external auditor, following the merger between Ernst & Young and Arthur Andersen. The company's internal auditors are KPMG. More information relating to the auditors can be found in the Corporate Governance statement of this Annual Report.

DIRECTORS' INTERESTS IN CONTRACTS

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 38(d) of the economic entity's consolidated financial statements.

(1) Based on segment results as disclosed in Note 34 to the accounts which excludes unallocated corporate revenue of $0.6 million and

ENVIRONMENTAL REGULATION AND PERFORMANCE

No environmental breaches have been notified to the economic entity by any government agency.

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a record of at least complying, but in most cases exceeding its environment performance obligations. An independent audit of Star City's compliance with environmental obligations was performed by KPMG, which did not identify any areas of material non-compliance.

Star City is a participant in the Federal Government's 'Greenhouse Challenge Program'. In October 2002, the New South Wales Minister for Energy awarded Star City with a 'Silver Green Globe Award' in recognition for initiatives including lighting changes, improvements in efficiency in operating the major mechanical plant and waste management. The energy savings achieved by Star City to win this award was over 9,000 tonnes of carbon dioxide (CO_2) annually.

With the NSW Government's Sustainable Energy Development Authority (SEDA), Star City is currently investigating opportunities for co-generation of energy and believes it is on target to achieve the 'Gold Green Globe Award'.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

TABCORP Holdings Limited has entered into a contract insuring each of the directors of the company named earlier in this report and each full-time executive officer, director and secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. In accordance with section 300(9) of the Corporations Act 2001 further details have not been disclosed due to confidentiality provisions in the insurance contracts.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

CORPORATE GOVERNANCE

The directors of TABCORP Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Annual Report.

This report has been signed in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne
13 August 2003

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Total operating revenues	2	1,900,681	1,933,052	23,078	22,654
Other revenues from ordinary activities	2	36,447	34,607	279,091	269,793
Revenues from ordinary activities	2	1,937,128	1,967,659	302,169	292,447
Government taxes and levies		(589,823)	(609,591)	–	–
Commissions and fees		(415,961)	(428,629)	(10,385)	(10,194)
Employee costs		(224,448)	(227,084)	(20,135)	(18,958)
Depreciation and amortisation		(105,209)	(108,522)	(1,971)	(1,899)
Property rentals, rates and maintenance		(32,155)	(23,024)	(2,896)	(2,799)
Computer costs		(6,518)	(6,902)	(855)	(800)
Advertising and promotions		(24,129)	(26,013)	(2,703)	(3,319)
Written down value of non-current assets sold		(13,364)	(4,788)	(226)	(209)
Insurance costs		(8,290)	(6,463)	(248)	(326)
Stock exchange expenses		(142)	(111)	(142)	(111)
Professional and contract services		(4,512)	(3,961)	(1,422)	(1,363)
Audit and review services		(572)	(527)	(263)	(248)
Borrowing costs		(52,629)	(56,009)	(7,934)	(5,144)
Other expenses from ordinary activities		(87,095)	(82,640)	(4,503)	(4,966)
Profit from ordinary activities before income tax expense		372,281	383,395	248,486	242,111
Income tax (expense)/benefit relating to ordinary activities	4	(119,657)	(122,436)	6	(890)
Net profit attributable to members of the parent entity		252,624	260,959	248,492	241,221
Decrease in retained profits on adoption of revised Accounting Standard AASB 1028 'Employee Benefits'	30	(305)	–	(57)	–
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		(305)	–	(57)	–
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		252,319	260,959	248,435	241,221
Basic earnings per share (cents per share)	6	68.7	70.0		
Diluted earnings per share (cents per share)	6	68.5	69.4		
Basic earnings per share (cents per share) (pre amortisation of goodwill)	6	73.5	74.8		
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	6	73.3	74.2		

The accompanying notes form an integral part of this Statement of Financial Performance.

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Current assets					
Cash assets	7	118,789	126,843	489	221
Receivables	8	9,762	9,505	143,048	278,726
Inventories	9	4,688	4,638	–	–
Other	10	25,141	21,431	3,210	3,861
Total current assets		158,380	162,417	146,747	282,808
Non-current assets					
Receivables	11	–	–	597,600	593,929
Other financial assets	12	–	–	3,290	3,241
Property, plant and equipment	13	759,212	802,313	3,915	4,710
Intangible assets – licences	14	831,201	833,905	597,304	597,424
Intangible assets – other	15	543,546	510,881	–	–
Deferred tax assets	16	33,968	21,916	3,078	2,986
Other	17	73,194	82,246	37,133	35,976
Total non-current assets		2,241,121	2,251,261	1,242,320	1,238,266
TOTAL ASSETS		2,399,501	2,413,678	1,389,067	1,521,074
Current liabilities					
Payables	18	167,831	115,735	201,495	142,285
Interest bearing liabilities	19	450,898	144,000	–	–
Current tax liabilities	21	34,899	28,252	–	–
Provisions	22	35,266	147,005	4,128	121,679
Other	23	200	291	–	–
Total current liabilities		689,094	435,283	205,623	263,964
Non-current liabilities					
Payables	24	–	2,122	28,522	23,644
Interest bearing liabilities	25	315,000	632,898	–	–
Deferred tax liabilities	26	58,176	56,888	305	461
Provisions	27	16,450	9,016	746	549
Other	28	905	1,094	–	–
Total non-current liabilities		390,531	702,018	29,573	24,654
TOTAL LIABILITIES		1,079,625	1,137,301	235,196	288,618
NET ASSETS		1,319,876	1,276,377	1,153,871	1,232,456
Equity					
Contributed equity	29	1,137,766	1,226,366	1,137,766	1,226,366
Retained profits	30	182,110	50,011	16,105	6,090
TOTAL EQUITY		1,319,876	1,276,377	1,153,871	1,232,456

The accompanying notes form an integral part of this Statement of Financial Position.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Cash flows from operating activities					
Net cash receipts in the course of operations		1,935,489	1,975,264	54,389	51,540
Payments to suppliers, service providers and employees		(832,640)	(835,363)	(45,233)	(37,936)
Payment of Government levies, betting taxes and GST		(550,292)	(573,150)	(3,174)	(2,080)
Dividends received		–	–	226,634	199,518
Interest received		4,113	4,202	602	717
Borrowing costs paid		(56,548)	(57,730)	(1)	(1)
Income tax (paid)/received		(121,755)	(98,517)	(637)	370
Net operating cash flows	33(b)	378,367	414,706	232,580	212,128
Cash flows from investing activities					
Loans pursuant to employee share plan		12,688	6,039	12,688	6,039
Payment for property, plant and equipment		(58,002)	(46,817)	(1,559)	(2,867)
Proceeds from sale of property, plant and equipment		13,527	5,281	269	458
Payment of merger costs		(2,229)	–	–	–
Other	38(c)	3,546	153	3,302	153
Loans advanced to controlled entities		–	–	(14,030)	(6,500)
Loans repaid by controlled entities		–	–	31,497	166
Net investing cash flows		(30,470)	(35,344)	32,167	(2,551)
Cash flows from financing activities					
Loans from controlled entities		–	–	119,932	10,000
Repayment of loans from controlled entities		–	–	(39,460)	(9,425)
Proceeds from borrowings		314,000	280,000	–	–
Repayment of borrowings		(325,000)	(442,133)	–	–
Dividends paid		(239,628)	(212,725)	(239,628)	(212,725)
Proceeds from issue of shares		22,340	–	22,340	–
Payment for share buy-back	29(a)	(127,663)	(1,195)	(127,663)	(1,195)
Net financing cash flows		(355,951)	(376,053)	(264,479)	(213,345)
Net increase/(decrease) in cash held		(8,054)	3,309	268	(3,768)
Cash at the beginning of the financial year		126,843	123,534	221	3,989
Cash at the end of the financial year	33(a)	118,789	126,843	489	221

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTE 1 Statement of significant accounting policies

The significant policies which have been adopted in the preparation of these financial statements are:

(a) Basis of Preparation
The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act 2001. The accounting policies used are consistent with those adopted in the previous year, except where there is a change in accounting policy as set out in Note 1(u). The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

(b) Principles of Consolidation
The consolidated financial statements of the economic entity include the financial statements of the parent entity, TABCORP Holdings Limited, and its controlled entities, referred to collectively throughout these financial statements as the 'economic entity'. Where an entity began to be controlled during the year, the results are included only from the date control commenced. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

(c) Goodwill
Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 20 years.

The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payment to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

(d) Revenue Recognition

Revenue
Wagering and Gaming revenue is recognised as the residual value after deducting the statutory return to customers from the Wagering and Gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services.

Revenues from ordinary operations include revenue derived from monitoring operations which is recognised as earned.

Interest Income
Interest income is recognised as it accrues.

Asset Sales
The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

(e) Foreign Currency
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

(f) Taxation
The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse. Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

(g) Non-Current Assets
The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

(h) Financial Instruments
Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non interest bearing.

A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified. The carrying amounts approximate fair value.

Cash, short-term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short term to maturity.

NOTE 1 Statement of significant accounting policies (continued)

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short term to maturity of the amounts drawn.

Loans pursuant to the employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate their fair value as the amounts are based on the economic entities' entitlement to all monies outstanding.

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Refer to Note 41(c) for details of interest rate swap agreements and Note 41(d) for interest rate option agreements.

(i) Property, Plant and Equipment
Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

Buildings	1.05% to 11.11%
Leasehold improvements	1.05% to 20.00%
	(2002: 1.05% to 25.00%)
Plant and equipment	5.26% to 33.33%
Consumables	20.00% to 33.33%

Freehold land is recorded at the lower of cost and recoverable amount and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

(j) Licences
The wagering and gaming licence has not been amortised as the payment to be received by the parent entity under Section 21 of the Gaming and Betting Act 1994 at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012. The casino licence is amortised over the life of the casino licence, being ninety-nine years from the date of issue, 14 December 1994. Other licences are amortised over the period of operation of the licences.

(k) Rights to Management Agreement
The rights to the Casino Complex Management Agreement in relation to the operation, management and supervision of the casino is being amortised over the life of the agreement, which coincides with the term of the casino licence.

(l) Rental Expenditure
The payment made for rental in advance for the casino site for 12 years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the casino licence, being 14 December 1994. The payment made for rental in advance in respect of a property (switching station) has been deferred in the statement of financial position at the nominal amount and is being amortised over ninety-five years commencing from the date of acquisition of the site, being 5 December 1997.

(m) Deferred Revenue
Deferred revenue comprises three elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease, deferred revenue relating to exclusivity contracts which is being reduced over the period of the contracts, and third party contributions to a capital project which is being reduced over five years.

(n) Investments
Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

(o) Inventories
Inventories include consumable stores, food and beverages, finished goods and work in progress and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

(p) Employee Benefits

Wages, Salaries, and Annual Leave

Liabilities for employee benefits of salaries and wages expected to be settled within 12 months of the reporting date and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled.

Long Service Leave

The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date. Liabilities for employee entitlements which are not expected to be settled within 12 months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date. In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

Employee Share Plan

A TABCORP employee share plan has been established under which shares in TABCORP Holdings Limited and loans to acquire shares in the parent entity are made available to eligible employees (refer Note 31).

Superannuation

TABCORP Holdings Limited and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred (refer Note 31).

Workers' Compensation

Star City Holdings Limited self-insures in relation to workers' compensation, and a provision has been brought to account (refer Note 22).

(q) Provisions

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus Lease Space

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

(r) Joint Venture Operation

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation (refer Note 37).

(s) Rounding of Amounts

The company is of a kind referred to in class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that class order to the nearest thousand dollars.

(t) Comparative Information

Comparative information has been reclassified to achieve consistency in disclosure with current financial year and other disclosures, where necessary.

(u) Changes in Accounting Policy

The company has adopted the new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' which has resulted in a change in the accounting for dividend provisions. Previously, the company recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the financial year by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the financial year ended 30 June 2003. The change in accounting policy has had no effect on basic and diluted earnings per share.

The company has adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which has resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is now calculated using the remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled. The effect of the revised policy at the beginning of the financial year has been to:

- increase provision for employee benefits by $0.436 million (company: $0.081 million);
- decrease opening retained profits by $0.305 million (company: $0.057 million); and
- increase future income tax benefits by $0.131 million (company: $0.024 million).

NOTE 2 Profit from ordinary activities

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Profit from ordinary activities has been determined after crediting the following revenues:				
Total operating revenues	1,900,681	1,933,052	23,078	22,654
Other revenues:				
Interest received or due and receivable from:				
• wholly-owned group companies	–	–	–	6
• other than related parties	4,173	4,103	592	695
Dividends received or due and receivable from wholly-owned group companies	–	–	249,700	240,200
Gross proceeds from sale of non-current assets [a]	13,528	5,281	269	458
Rental from properties	1,889	2,556	50	45
Net foreign exchange gain	1,992	2,039	–	–
Other revenue items	14,865	20,628	28,480	28,389
Total other revenues	36,447	34,607	279,091	269,793
Total revenues from ordinary activities	1,937,128	1,967,659	302,169	292,447
[a] Net gain on disposal of property, plant and equipment	164	492	43	249
Profit from ordinary activities has been determined after charging the following expenses:				
Depreciation of:				
• buildings	5,752	5,709	–	–
• leasehold improvements	2,370	2,067	–	–
• plant and equipment	64,179	67,821	1,971	1,899
• consumables	74	185	–	–
Total depreciation	72,375	75,782	1,971	1,899
Amortisation of:				
• goodwill	17,955	17,952	–	–
• casino licence	2,584	2,584	–	–
• other licences	119	26	–	–
• rights to management agreement	2,185	2,185	–	–
• leased assets capitalised	–	2	–	–
• rental in advance	9,991	9,991	–	–
Total amortisation	32,834	32,740	–	–
Other charges against assets:				
• Net bad and doubtful debts expense	870	(915)	–	–
• Write-down of property, plant and equipment to recoverable amount	907	–	–	–
Operating lease rentals:				
• minimum lease payments	6,962	7,252	2,270	2,206
Borrowing costs:				
• wholly-owned group companies	–	–	7,933	5,143
• other parties	52,629	56,008	1	1
• finance charges on capitalised leases	–	1	–	–
Amounts set aside to provisions for:				
• employee entitlements	13,943	13,572	841	324
• inventory obsolescence	75	180	–	–
Total amount set aside to provisions	14,018	13,752	841	324

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 3 Auditors' Remuneration

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Total remuneration received or due and receivable by the auditors of TABCORP Holdings Limited and its controlled entities in respect of:					
• audit and review services		572	527	263	248
• other services – accounting advice		58	20	–	–

NOTE 4 Income Tax

Income Tax Expense

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
The difference between income tax expense/(benefit) provided in the financial statements and the prima facie income tax expense/(benefit) is reconciled as follows:					
Profit from ordinary activities before income tax expense		372,281	383,395	248,486	242,111
Prima facie tax thereon at 30%		111,684	115,018	74,546	72,633
Tax effect of permanent and other differences:					
• dividends received		–	–	(74,910)	(72,060)
• amortisation of goodwill		5,386	5,386	–	–
• amortisation of rights to management agreement		656	656	–	–
• amortisation of licences		811	783	–	–
• sundry items		1,164	744	356	222
• (over)/under provision in prior year		(44)	(151)	2	95
Aggregate income tax expense/(benefit)		119,657	122,436	(6)	890
Aggregate income tax expense/(benefit) comprises movements in:					
• provision for income tax – (increase)		(130,290)	(100,321)	(218)	(349)
• provision for deferred income tax – (increase)/decrease		(1,288)	(4,480)	156	49
• future income tax benefits – increase/(decrease)		11,921	(17,635)	68	(590)
Income tax (expense)/benefit		(119,657)	(122,436)	6	(890)

NOTE 5 Dividends

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Dividends recognised in the current year by the economic entity are:					
(a) an interim dividend of 33.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 2 April 2003 (2002: 31.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 28 March 2002)		120,634	115,707	120,634	115,707
(b) 2002 final dividend recognised when declared during the year of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 27 September 2002		118,994	–	118,994	–
(c) (2002: a final dividend of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was provided for and payable 27 September 2002)	22	–	119,408	–	119,408
(d) (2002: a final dividend for 30 June 2001 of 26.0 cents per share applicable to shares issued on 30 August 2001 and 7 September 2001, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001)		–	224	–	224
	30	239,628	235,339	239,628	235,339

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 5 Dividends (continued)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Since the end of the financial year, the directors declared the following dividend:					
Final – 34.0 cents per share, franked to 100% with Class C (30%) franking credits		124,289	–	124,289	–

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

Franking Credits

	2003 $'000	2002 $'000
Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date – calculated under the tax paid basis	5,177	125

NOTE 6 Earnings per share

Reconciliation of earnings used in calculating earnings per share:

	2003 $'000	2002 $'000
Basic earnings		
Profit from ordinary activities after related income tax expense	252,624	260,959
Earnings used in calculating basic earnings per share	252,624	260,959
Add goodwill amortisation	17,955	17,952
Earnings used in calculating basic earnings per share (pre amortisation of goodwill)	270,579	278,911
Diluted earnings		
Profit from ordinary activities after related income tax expense	252,624	260,959
Add after-tax effect of interest on potential ordinary shares	519	–
Earnings used in calculating diluted earnings per share	253,143	260,959
Add goodwill amortisation	17,955	17,952
Earnings used in calculating diluted earnings per share (pre amortisation of goodwill)	271,098	278,911

	2003 Number	2002 Number
Weighted average number of shares used as the denominator:		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	367,957,969	373,051,931
Add potential ordinary shares, being options granted on 7 October 2002 (2002: 1 July 1999) (refer Note 31)	1,828,767	3,000,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	369,786,736	376,051,931

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 7 Cash assets

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Cash on hand and in banks		57,006	57,505	41	–
Short-term deposits, maturing within 30 days		50,624	69,338	448	221
Bank accepted bills, maturing within 30 days		11,159	–	–	–
	33(a)	118,789	126,843	489	221

NOTE 8 Receivables (current)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Trade debtors		8,307	11,105	–	–
Provision for doubtful debts		(4,926)	(4,340)	–	–
		3,381	6,765	–	–
Sundry debtors		6,138	2,557	681	132
Amounts receivable from controlled entities		–	–	142,360	278,577
Accrued interest income		243	183	7	17
		9,762	9,505	143,048	278,726

NOTE 9 Inventories (current)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Consumable stores at cost		5,233	5,143	–	–
Provision for obsolescence		(788)	(776)	–	–
		4,445	4,367	–	–
Finished goods and stores at net realisable value		243	271	–	–
		4,688	4,638	–	–

NOTE 10 Other assets (current)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Rental in advance		10,214	10,214	–	–
Prepayments		8,036	7,805	470	526
Loans pursuant to employee share plan [a]		2,740	3,335	2,740	3,335
Merger costs [b]		4,076	–	–	–
Other		75	77	–	–
		25,141	21,431	3,210	3,861

[a] Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 31 for the terms of these loans.

[b] Merger costs relate to the proposed merger with Jupiters Limited. This amount has been recognised as an asset as the costs are incidental to the merger and will be included in the cost of the investment on the basis that the merger will proceed.

	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 11 Receivables (non-current)

Amounts receivable from controlled entities	–	–	597,600	593,929

NOTE 12 Other financial assets (non-current)

Shares in controlled entities – at cost	–	–	3,290	3,241

NOTE 13 Property, plant and equipment

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Land and buildings				
Freehold land:				
• at cost	1,466	15,994	–	–
Freehold land and buildings:				
• at recoverable amount	2,050	–	–	–
Buildings:				
• at cost	478,383	475,808	–	–
• *accumulated depreciation*	(32,294)	(26,544)	–	–
	446,089	449,264	–	–
Total land and buildings, net	449,605	465,258	–	–
Capital works in progress:				
• at cost	755	755	–	–
Leasehold improvements:				
• at cost	26,376	23,333	–	–
• accumulated depreciation	(15,166)	(12,137)	–	–
Total leasehold improvements, net	11,210	11,196	–	–
Consumables:				
• at cost	9,813	9,789	–	–
• accumulated depreciation	(4,895)	(4,821)	–	–
Total consumables, net	4,918	4,968	–	–
Plant and equipment:				
• at cost	754,150	717,512	10,319	9,681
• *accumulated depreciation*	(461,426)	(397,376)	(6,404)	(4,971)
Total plant and equipment, net	292,724	320,136	3,915	4,710
	759,212	802,313	3,915	4,710

(a) Independent valuations of applicable freehold land and buildings were carried out as at 30 June 2001 and 31 December 2002 in accordance with the economic entity's policy of obtaining an independent valuation of land and buildings at least every three years. These valuations are on the basis of the open market value of the properties concerned in either their existing use or alternative use where the properties are identified as not long-term operational assets. The directors are of the opinion that these bases provide a reasonable estimate of recoverable amount.

	$'000	$'000
The amount of the valuation as at 30 June 2001 is – Consolidated:	460,127	447,555
The amount of the valuation as at 31 December 2002 is – Consolidated:	2,050	2,050

(b) Refer to Note 30 for information on non current assets pledged as security by the parent entity or its controlled entities.

NOTE 13 Property, plant and equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2003 – Consolidated							
Carrying amount at beginning of year	15,994	–	449,264	11,196	4,968	755	320,136
Additions	221	–	3,207	3,105	24	–	49,514
Reclassification	(2,328)	2,958	(630)	–	–	–	–
Disposals/write-down	(12,421)	(908)	–	(38)	–	–	(1,783)
Depreciation/amortisation expense	–	–	(5,752)	(3,053)	(74)	–	(75,143)
Carrying amount at end of year	1,466	2,050	446,089	11,210	4,918	755	292,724
2003 – TABCORP Holdings Limited							
Carrying amount at beginning of year	–	–	–	–	–	–	4,710
Additions	–	–	–	–	–	–	1,402
Disposals	–	–	–	–	–	–	(226)
Depreciation/Amortisation expense	–	–	–	–	–	–	(1,971)
Carrying amount at end of year	–	–	–	–	–	–	3,915

		[illegible]	[illegible]	[illegible]	[illegible]
	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
NOTE 14 Intangible assets – licences					
Wagering and Gaming licence at cost	1(j)	597,240	597,240	597,240	597,240
Casino licence:					
• at cost	1(j)	256,000	256,000	–	–
• accumulated amortisation		(22,103)	(19,519)	–	–
		233,897	236,481	–	–
Other licences:					
• at cost	1(j)	280	280	280	280
• accumulated amortisation		(216)	(96)	(216)	(96)
		64	184	64	184
		831,201	833,905	597,304	597,424

NOTE 15 Intangible assets – other

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Goodwill:					
• at cost		359,598	359,793	–	–
• accumulated amortisation		(66,696)	(48,741)	–	–
		292,902	311,052	–	–
Rights to Management Agreement:					
• at cost		258,224	205,224	–	–
• accumulated amortisation		(7,580)	(5,395)	–	–
		250,644	199,829	–	–
		543,546	510,881	–	–

NOTE 16 Deferred tax assets

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Future income tax benefits		33,968	21,916	3,078	2,986
Future income tax benefit comprises the estimated future benefit at current income tax rates on the following items:					
• tax losses carried forward		11,023	1,096	–	–
• timing differences		22,945	20,820	3,078	2,986
		33,968	21,916	3,078	2,986

NOTE 17 Other assets (non-current)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Rental in advance		35,999	46,204	–	–
Loans to executive directors	38(c)	6,071	5,592	6,071	5,592
Loans pursuant to employee share plan		28,937	30,384	28,937	30,384
Loans – other	38(c)	2,125	–	2,125	–
Other		62	66	–	–
		73,194	82,246	37,133	35,976

Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 31 for the terms of these loans.

NOTE 18 Payables (current)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Trade creditors and accrued expenses – unsecured		167,831	115,735	1,676	4,377
Amounts due to controlled entities		–	–	199,819	137,908
		167,831	115,735	201,495	142,285

NOTE 19 Interest bearing liabilities (current)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Bank loans – unsecured	20	282,898	44,000	–	–
Bank loans – secured	20	168,000	100,000	–	–
		450,898	144,000	–	–

Details of the security relating to the bank loans is disclosed in Note 20.

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 20 Financing arrangements

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
The economic entity has access to the following financing facilities:					
Total facilities available					
General purpose		50,000	50,000	–	–
Term debt/Revolving		1,200,000	1,000,000	–	–
		1,250,000	1,050,000	–	–
Facilities utilised at balance date					
General purpose	39(e)	18,282	12,016	–	–
Term debt/Revolving	19, 25	765,898	776,898	–	–
		784,180	788,914	–	–
Facilities not utilised at balance date					
General purpose		31,718	37,984	–	–
Term debt/Revolving		434,102	223,102	–	–
		465,820	261,086	–	–

The economic entity has two distinct sets of financing facilities. One to meet the general requirements of the group, and the other established by Star City Holdings Limited and its controlled entities ('Star').

General Requirements

The facilities consisted of:

- a $100 million (2002: $Nil) revolving facility expiring 31 December 2003;
- a $100 million (2002: $Nil) term facility expiring 30 June 2004;
- a $200 million (2002: $200 million) revolving facility expiring 30 June 2004;
- a $100 million (2002: $100 million) term facility expiring 30 June 2005; and
- a $350 million (2002: $350 million) revolving facility expiring 30 June 2005.

Existing loans incur interest at the bank bill swap rate (BBSY) on the date of funding for the term equivalent to the funding period plus an agreed margin.

Each of the above facilities is subject to a negative pledge agreement under which the economic entity undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover.

Star Facilities

Star has a facility as follows:

- a $100 million (2002: $100 million) revolving facility expiring 31 August 2003;
- a $250 million (2002: $250 million) revolving facility expiring 30 June 2004; and
- a $50 million (2002: $50 million) general purpose facility which is to be utilised for general corporate purposes and the Star City Complex. This facility is renewable annually. The facility is made up of bank guarantees (Note 39(e)), encashment facilities and general working capital.

Bank bills have an average maturity of 30 days.

Star was granted a Group Limit Facility on 10 May 1996 which enables certain of the controlled entities of Star to net the balances of the bank accounts required as part of the working capital facility.

These facilities have been secured by charges over assets (as detailed below), undertakings and cash flows of Star.

	2003 $'000	2002 $'000
The carrying amount of non-current assets pledged as security are:		
• Property, plant and equipment	631,887	663,289

Jupiters Limited Merger

During the year, a controlled entity entered into commitment letters to allow for the partial refinancing of existing debt as well as the

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 21 Current tax liabilities

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Taxation		34,899	28,252	–	–

NOTE 22 Provisions (current)

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Dividends (a)	5	–	119,408	–	119,408
Employee benefits	31	22,336	18,280	4,128	2,244
Workers' compensation (b)		10,330	9,051	–	–
Surplus lease space (c)	32(b)	2,600	226	–	–
Other		–	40	–	27
		35,266	147,005	4,128	121,679

	2003 $'000	2003 $'000
Reconciliations		
Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out below.		
(a) Dividends		
Carrying amount at beginning of year	119,408	119,408
Adjustment on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	(119,408)	(119,408)
Provisions made during the year:		
• Final dividend 2002	118,994	118,994
• Interim dividend 2003	120,634	120,634
Payments made during the year	(239,628)	(239,628)
Carrying amount at the end of the year	–	–
(b) Workers' compensation		
Carrying amount at beginning of year	9,051	–
Provisions made during the year	5,242	–
Payments made during the year	(3,963)	–
Carrying amount at the end of the year	10,330	–
(c) Surplus lease space – current		
Carrying amount at beginning of year	226	–
Provisions made during the year	3,328	–
Payments made during the year	(954)	–
Carrying amount at the end of the year	2,600	–

NOTE 23 Other liabilities (current)

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Deferred revenue	200	291	–	–

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
NOTE 24 Payables (non-current)					
Trade creditors and accrued expenses – unsecured		–	2,122	–	122
Amounts due to controlled entities		–	–	28,522	23,522
		–	2,122	28,522	23,644
NOTE 25 Interest bearing liabilities (non-current)					
Bank loans – unsecured	20	315,000	472,898	–	–
Bank loans – secured	20	–	160,000	–	–
		315,000	632,898	–	–

Details of the security relating to the bank loans is disclosed in Note 20.

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
NOTE 26 Deferred tax liabilities					
Provision for deferred income tax – timing difference		58,176	56,888	305	461
NOTE 27 Provisions (non-current)					
Employee benefits	31	9,172	7,322	746	549
Surplus lease space (a)	32(b)	7,274	1,682	–	–
Other		4	12	–	–
		16,450	9,016	746	549

	2003 $'000	2003 $'000
Reconciliations		
Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out below.		
(a) Surplus lease space – non-current		
Carrying amount at beginning of year	1,682	–
Provisions made during the year	5,592	–
Carrying amount at the end of the year	7,274	–

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
NOTE 28 Other liabilities (non-current)				
Deferred revenue	905	1,094	–	–

	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 29 Contributed equity

Issued and paid up capital:				
Ordinary shares, fully paid	1,137,766	1,226,366	1,137,766	1,226,366

(a) Movements in ordinary share capital

Date	Details	Number of Shares	Issue Price	$'000
1 July 2001	Opening balance	372,293,834		1,218,819
30 August 2001	Issue to employees under the Employee Share Plan [i]	43,500	9.02	392
7 September 2001	Issue to employees under the Employee Share Plan [i]	818,000	9.02	7,378
28 September 2001	Issue to employees under the Employee Share Plan [i]	104,500	9.30	972
15 May 2002	Shares bought back [ii]	(100,000)		(1,195)
30 June 2002	Balance	373,149,834		1,226,366
28 August 2002	Options exercised	1,460,640	10.18	14,869
30 August 2002	Options exercised	733,860	10.18	7,471
6 September 2002	Issue to employees under the Employee Share Plan [i]	477,700	12.74	6,086
7 October 2002	Issue to employees under the Employee Share Plan [i]	500,000	12.15	6,075
28 November 2002	Issue to employees under the Employee Share Plan [i]	412,500	11.06	4,562
Various	Shares bought back [ii]	(11,178,013)		(127,663)
30 June 2003	Balance	365,556,521		1,137,766

(i) Refer Note 31 for details of the Employee Share Plan.
(ii) On 23 April 2002 the company announced plans to enter into an on-market share buy-back for up to 5% of the issued capital. Since 23 April 2002, the company had purchased and cancelled 11,278,013 shares (30 June 2002: 100,000 shares). The total consideration of $128.858 million (2002: $1.195 million) was all debited to the Contributed Equity account.

(b) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Options

Note 31 provides details of options granted to certain directors and shares issued on exercise of options.

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 30 Retained profits

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Retained profits at the beginning of the financial year		50,011	24,391	6,090	208
Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'		119,408	–	1,208	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits'		(305)	–	(57)	–
Dividend paid	5	(239,628)	(115,931)	(239,628)	(115,931)
Net profit attributable to members of the parent entity		252,624	260,959	248,492	241,221
Dividends provided	5	–	(119,408)	–	(119,408)
Retained profits at the end of the financial year		182,110	50,011	16,105	6,090
Retained profits are expected to be utilised as follows:					
• Proposed dividend declared	40(c)	124,289	–	124,289	–
• Proposed subsidiary dividend declared		–	–	(118,200)	–
		57,821	50,011	10,016	6,090

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 31 Employee benefits

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Aggregate employee benefits, including on-costs					
Included in trade creditors and accrued expenses – current	18	8,592	12,446	681	2,842
Provision for employee benefits – current	22	22,336	18,280	4,128	2,244
Provision for employee benefits – non-current	27	9,172	7,322	746	549
		40,100	38,048	5,555	5,635
Employee Numbers					
Number of employees at 30 June (full-time equivalent employees)		3,353	3,631	178	185

Equity-based Plans

Employee Share Plan

A TABCORP Employee Share Plan has been established and approved by shareholders under which shares in the parent entity and loans to acquire shares in the parent entity are available to eligible employees. Eligible employees must be permanent with a minimum of six months' continuous service as at the date of offer whilst the executive plan eligibility may vary according to their service agreements. Other than shares applied for in the TABCORP float, the shares are issued at market price at the date of offer. The maximum number of shares that can be outstanding at any time under the Plan is limited to 3% of the issued capital of the parent entity.

Loans pursuant to the employee share plan mature at either five years from the date of the loan or cessation of employment. Interest is charged on certain loans at the rate of 4% (2002: 5%). Loans are either repaid via salary deductions or dividends.

Details of the employee share plan for the parent entity are as follows:

	2003 [a]	2003 [b]	2002 [a]	2002 [b]
Total number issued to employees during the year ('000)	1,174	500	1,163	–
Total number issued to employees since commencement of the plan ('000)	10,276	4,000	9,102	3,500
Total number that have become available for purchase since commencement of the plan ('000)	29,483	4,000	24,496	3,500
Purchase entitlements not taken up by employees are not available at balance date for purchase.				
Total number of employees eligible to participate in this plan at balance date	3,040	1	2,810	1
Total number of employees participating in this plan at balance date	730	1	650	1
Total market value, at date of issue, of issues during the year ($'000)	14,037	6,075	10,487	–
Proceeds received from issues during the year ($'000)	14,171	6,075	10,586	–

[a] Shares issued to employees.

[b] Shares issued to executive directors under service agreements.

NOTE 31 Employee benefits (continued)

Options Granted under a Service Agreement

The parent entity has granted share options to certain executive directors under their Service Agreements to acquire ordinary shares in TABCORP Holdings Limited.

These options become exercisable either before a due date or through the satisfaction of certain performance hurdles.

Set out below are summaries of options granted under Service Agreements.

Grant Date	Expiry Date	[illegible]	Note	Number	Number	Number	Number
Consolidated and TABCORP Holdings – 2003							
1 July 1999	30 June 2004	$10.18	(a)	3,000,000	–	2,194,500	805,500
7 October 2002	7 October 2005	$12.61	(b)(d)	–	1,500,000	–	1,500,000
7 October 2002	7 October 2010	$12.61	(c)(d)	–	1,000,000	–	1,000,000
				3,000,000	2,500,000	2,194,500	3,305,500
Consolidated and TABCORP Holdings – 2002							
1 July 1999	30 June 2004	$10.18		3,000,000	–	–	3,000,000

(a) Subsequent to 30 June 2003, TABCORP Holdings Limited has obtained an independent report stating that the remaining performance hurdles have not been met. As a result, the balance of these options has lapsed and were not considered potential ordinary shares.

(b) The options vested at reporting date and are considered potential ordinary shares.

(c) These options can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date these options had not yet vested, however are considered potential ordinary shares.

(d) The weighted number of potential ordinary shares used in the calculation of diluted earnings per share in Note 6 is 1,828,767.

Options exercised during the financial year and number of shares issued to executive directors on the exercise of options.

Exercise Date	Fair Value of Shares at Exercise Date	2003 Number	2002 Number	2003 Number	2002 Number
28 August 2002	$12.49	1,460,640	–	1,460,640	–
30 August 2002	$12.80	733,860	–	733,860	–
		2,194,500	–	2,194,500	–
The fair value of shares issued on the exercise of options is the closing price at which the company's shares were traded on the Australian Stock Exchange on the day the options were exercised.					
Options vested at the reporting date		1,500,000	2,194,500	1,500,000	2,194,500
		$'000	$'000	$'000	$'000
Aggregate proceeds received from executive directors on the exercise of options and recognised as issued capital		22,340	–	22,340	–
Fair value of the shares issued to executive directors on the exercise of options as at their issue date		27,637	–	27,637	–

Fair Value of Options

Of the options granted by the company during the year, only 1,500,000 are currently available to be exercised. These options expire on 7 October 2005 and each option entitles the holder to purchase one ordinary share in the company. The options have been independently valued at the date of being granted at $1,394,893 using a Standard Binomial model. The remaining 1,000,000 options expire not later than 7 October 2010 and can only be exercised on the consolidated entity achieving certain performance hurdles. These options have been independently valued at the date of being granted at $1,511,257 using a Monte Carlo simulation-based model which also uses the Binomial Tree methodology.

NOTE 31 Employee benefits (continued)

The following assumptions have been made for options granted on 7 October 2002.

		2003
Share volatility		20.66%
Risk-free interest rate		refer (a)
Dividend yield		5.20%
Expected life of options:	Options expiring 7 October 2005	1.5 years
	Options expiring not later than 7 October 2010	4 years

The expected share volatility reflects the assumption that the historical volatility is indicative of future trends. The dividend yield reflects the assumption that the current dividend payout ratio will continue with no anticipated increases. The expected life of the options implies that the executive would on average exercise half-way through the option life.

(a) The rates used in the valuation are zero coupon interest rates derived from government bond market interest rates on the valuation date and vary according to each maturity date.

Superannuation Funds

The economic entity maintains two superannuation funds covering all of its employees and the employees of controlled entities.

The TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund comprise:

(a) a defined benefit section (closed to new entrants): providing benefits based on salary and length of service; and

(b) an accumulation section: providing benefits based on contributions accumulated with interest.

An additional section is included in the TABCORP Staff Superannuation Fund covering non-executive directors of TABCORP Holdings Limited which provides benefits based on remuneration and period of service, as approved by shareholders. This section was closed on 27 June 2003 with accrued benefits transferred to the accumulation section of the TABCORP Staff Superannuation Fund.

The most recent actuarial reviews of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund were carried out effective at 1 July 2001 by Mr A. Sach, FIAA, of Mercer Human Resources Consulting Pty Ltd. The actuary's investigation for those reviews confirmed that both Funds held sufficient assets to meet any benefits that would have been vested under each Fund in the event of termination of the Funds or the voluntary or compulsory termination of employment of each employee.

With effect from 1 July 2003, the TABCORP Superannuation Funds will merge. As a result the next actuarial review will be undertaken as at 30 June 2003.

As at the date of this report, the results of this actuarial review had not been finalised.

TABCORP Holdings Limited and controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or trust deeds; legal enforceability is dependent on the terms of the legislation and the trust deeds. The rate of payment of contributions to the Funds is based on advice from the actuary.

The information disclosed at the last actuarial review of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund is as follows:

[illegible]	[illegible]	[illegible]	[illegible]
	$'000	$'000	$'000
At 30 June 2001			
Fund assets at market value	40,252	55,952	96,204
Accrued benefits	26,413	41,573	67,986
Excess of fund assets over accrued benefits	13,839	14,379	28,218

Information disclosed in the most recent audited financial statements of both Funds is as follows:

At 30 June 2002			
Fund assets at market value	39,344	54,982	94,326
Vested benefits	29,397	46,100	75,497
At 30 June 2001			
Fund assets at market value	40,252	55,952	96,204
Vested benefits	23,812	37,609	61,421

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 32 Commitments

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
(a) Capital expenditure commitments					
Contracted but not provided for and payable not later than one year		12,685	7,481	571	774
(b) Operating lease commitments					
Contracted but not provided for and payable:					
Not later than one year		9,926	9,202	2,320	2,270
Later than one year but not later than five years		30,069	28,846	6,280	8,615
Later than five years		28,468	30,169	–	–
		68,463	68,217	8,600	10,885
Non-cancellable sub-leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received:					
Not later than one year		799	1,670	–	–
Later than one year but not later than five years		1,703	2,882	–	–
Later than five years		648	1,095	–	–
		3,150	5,647	–	–
Surplus lease space exists in relation to operating lease commitments disclosed above, in respect of which a liability has been recognised in the financial statements as follows:					
Current provisions	22	2,600	226	–	–
Non-current provisions	27	7,274	1,682	–	–
		9,874	1,908	–	–

The consolidated entity leases property under operating leases expiring from one year to ninety years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000

NOTE 33 Notes to the statement of cash flows

(a) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts.

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Cash	7	118,789	126,843	489	221

(b) Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities

	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Profit from ordinary activities after income tax	252,624	260,959	248,492	241,221
Add/(less) items classified as investing/financing activities:				
Profit on sale of non-current assets	(164)	(492)	(43)	(249)
Add/(less) non-cash income and expense items:				
Depreciation expense	72,375	75,782	1,971	1,899
Amortisation expense	22,843	22,749	–	–
Write-down of property, plant and equipment to recoverable amount	907	–	–	–
Write-off of property, plant and equipment	73	676	–	236
Net cash provided by operating activities before change in assets and liabilities	348,658	359,674	250,420	243,107
Change in assets and liabilities:				
(Increase)/decrease in:				
• trade and sundry debtors	4,948	(1,955)	(549)	2,314
• inventories	(50)	286	–	–
• prepayments	9,980	7,147	56	14
• accrued interest income	(60)	83	10	7
• amounts receivable from controlled entities	–	–	(3,121)	(42,804)
• future income tax benefits	(11,921)	17,635	(68)	590
(Decrease)/increase in:				
• trade creditors and accrued expenses	5,767	19,482	(2,544)	3,570
• amounts due to controlled entities	–	–	(13,441)	5,143
• provisions	13,179	4,985	1,973	236
• provision for deferred income tax	1,288	4,480	(156)	(49)
• provision for income tax	6,647	3,398	–	–
• deferred revenue	(69)	(509)	–	–
Net cash provided by operating activities	378,367	414,706	232,580	212,128

(c) Non-cash financing and investing activities

During the year a controlled entity purchased the remaining rights to the management agreement from Leighton Property Development Pty Limited for an amount of $53.0 million. This was settled on 15 July 2003.

NOTE 34 Segment information

The consolidated entity's primary format of segment reporting is on a business segment basis.

The consolidated entity has three main business segments:

Wagering
Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.

Gaming
Gaming machine operations in licensed clubs and hotels.

Star City
Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia. Intersegment pricing is determined on an arm's-length basis.

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated							
Total operating revenues – external	421,302	848,137	631,242	1,900,681			1,900,681
Other revenues from ordinary activities – external	12,747	2,145	16,831	31,723	4,724		36,447
Intersegment revenue							
Revenues from ordinary activities	434,049	850,282	648,073	1,932,404	4,724		1,937,128
Segment result (pre amortisation of goodwill)	67,042	208,175	174,914	450,131			450,131
Segment result	66,935	208,175	157,066	432,176			432,176
Unallocated interest revenue					4,173		4,173
Unallocated other revenue					551		551
Unallocated interest expense					(52,629)		(52,629)
Unallocated expenses					(11,990)		(11,990)
Result from ordinary activities before income tax expense	66,935	208,175	157,066	432,176	(59,895)	–	372,281
Income tax expense							(119,657)
Net profit attributable to members of the parent entity							252,624
Depreciation and amortisation	11,637	26,574	66,820	105,031			
Non cash expenses other than depreciation and amortisation	41,262	18,003	74,861	134,126			
Segment assets	262,202	551,303	1,537,667	2,351,172	62,814	(14,485)	2,399,501
Segment liabilities	65,498	21,112	120,221	206,831	887,279	(14,485)	1,079,625
Acquisition of non-current assets	22,984	17,529	15,396	55,909	162	–	56,071

NOTE 34 Segment information (continued)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated							
Total operating revenues – external	403,610	917,569	611,873	1,933,052			1,933,052
Other revenues from ordinary activities – external	19,763	4,901	5,383	30,047	4,560		34,607
Intersegment revenue			22	22		(22)	–
Revenues from ordinary activities	423,373	922,470	617,278	1,963,121	4,560	(22)	1,967,659
Segment result (pre amortisation of goodwill)	66,788	236,278	160,049	463,115			463,115
Segment result	**66,689**	**236,278**	**142,196**	**445,163**	–	–	**445,163**
Unallocated interest revenue					4,103		4,103
Unallocated other revenue					457		457
Unallocated interest expense					(56,009)		(56,009)
Unallocated expenses					(10,319)		(10,319)
Result from ordinary activities before income tax expense	66,689	236,278	142,196	445,163	(61,768)	–	383,395
Income tax expense							(122,436)
Net profit attributable to members of the parent entity							260,959
Depreciation and amortisation	10,591	25,534	72,006	108,131			
Non cash expenses other than depreciation and amortisation	39,254	14,717	53,271	107,242			
Segment assets	211,902	624,919	1,529,246	2,366,067	52,659	(5,048)	2,413,678
Segment liabilities	63,744	21,589	52,264	137,597	1,004,752	(5,048)	1,137,301
Acquisition of non-current assets	19,403	17,087	10,227	46,717	–	–	46,717

For comparison with previous years' disclosure in which segment's profit before interest and tax (PBIT) had been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated						
Segment result	62,331	202,896	173,465	438,692	(17,955)	420,737
2002 Consolidated						
Segment result	63,946	230,835	158,472	453,253	(17,952)	435,301

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

NOTE 35 Controlled entities

The following were controlled entities at 30 June 2003, and have been included in the consolidated financial statements. The financial years of all controlled entities are the same as that of TABCORP Holdings Limited.

[illegible]	Note	[illegible]	[illegible]	%	%
TABCORP Holdings Limited	(a)	Australia	–	–	–
TABCORP Assets Pty Ltd	(a)	Australia	ordinary	100	100
TABCORP Manager Pty Ltd	(a)(c)	Australia	ordinary	100	100
TABCORP Participant Pty Ltd	(a)	Australia	ordinary	100	100
TABCORP (Queensland) Pty Ltd	(a)(c)	Australia	ordinary	100	100
TABCORP Investments Pty Ltd	(b)	Australia	ordinary	100	100
TABCORP Online Pty Ltd	(a)(c)	Australia	ordinary	100	100
TABCORP Issuer Pty Ltd	(c)(f)	Australia	ordinary	100	–
TABCORP Investments No. 2 Pty Ltd	(c)(f)	Australia	ordinary	100	–
Star City Holdings Limited	(b)(d)	Australia	ordinary	100	100
Star City Pty Ltd	(b)(d)	Australia	ordinary	100	100
Star City Entertainment Pty Ltd	(b)(d)	Australia	ordinary	100	100
Sydney Harbour Casino Properties Pty Ltd	(b)(d)	Australia	ordinary	100	100
Sydney Harbour Apartments Pty Ltd	(b)(d)	Australia	ordinary	100	100
Star City Investments Pty Ltd	(b)(d)	Australia	ordinary	100	100
Showboat Australia Pty Ltd	(b)	Australia	ordinary	100	100
Sydney Casino Management Pty Ltd	(g)	Australia	ordinary	100	85
Structured Data Systems Pty Ltd	(a)(c)	Australia	ordinary	100	100

(a) These companies have entered into a Deed of Cross Guarantee dated 8 June 1995 with TABCORP Holdings Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. Structured Data Systems Pty Ltd and TABCORP Online Pty Ltd were approved to become a party to the Deed of Cross Guarantee on 13 November 2000. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, TABCORP Assets Pty Ltd and TABCORP Participant Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (h).

(b) These companies have entered into a Deed of Cross Guarantee dated 4 June 2001 with TABCORP Investments Pty Ltd which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Star City Holdings Limited, Star City Pty Ltd, Star City Entertainment Pty Ltd, Sydney Harbour Casino Properties Pty Ltd, Sydney Harbour Apartments Pty Ltd, Star City Investments Pty Ltd and Showboat Australia Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (i).

(c) These companies are relieved from the requirements to prepare financial statements as they are all small proprietary companies as defined by the Corporations Act 2001.

(d) These companies have provided a charge over their assets and undertakings and have entered into a guarantee and indemnity agreement as explained in Note 39(b) and (c).

(e) TABCORP Superannuation Pty Ltd, TABCORP Staff Superannuation Pty Ltd and Star City Superannuation Fund Pty Ltd are wholly-owned subsidiaries of TABCORP Holdings Limited, and are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act 2001. Star City Superannuation Fund Pty Ltd was de-registered on 5 May 2003.

(f) These companies were incorporated on 30 June 2003.

(g) On 30 June 2003 Showboat Australia Pty Limited purchased the remaining 15% of this company.

	2003 $'000	2002 $'000

NOTE 35 Controlled entities (continued)

(h) Financial information for class order closed group – entities denoted as (a) above

	2003 $'000	2002 $'000
Statement of Financial Performance for the year ended 30 June 2003		
Revenues from ordinary activities	1,363,821	1,427,190
Government taxes	(460,552)	(482,566)
Commissions and fees	(406,927)	(419,640)
Employee costs	(56,008)	(53,565)
Depreciation and amortisation	(38,365)	(36,494)
Borrowing costs	(31,786)	(28,909)
Other expenses from ordinary activities	(61,286)	(62,608)
Profit from ordinary activities before income tax expense	308,897	343,408
Income tax expense relating to ordinary activities	(70,974)	(80,349)
Net profit attributable to members of the parent entity	237,923	263,059
Retained profits at the beginning of the financial year	32,221	4,501
Net profit attributable to members of the parent entity	237,923	263,059
Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	80,408	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits'	(174)	–
Dividends provided for or paid	(239,628)	(235,339)
Retained profits at the end of the financial year	110,750	32,221
Statement of Financial Position as at 30 June 2003		
Cash assets	78,548	88,472
Receivables	2,180	43,974
Inventories	3,913	3,730
Other	4,914	5,541
Total current assets	89,555	141,717
Receivables	1,108,672	1,106,998
Property, plant and equipment	127,251	138,926
Intangible assets – licences	597,304	597,424
Intangible assets – other	1,707	1,765
Deferred tax assets	9,872	9,666
Other	37,133	35,976
Total non-current assets	1,881,939	1,889,755
TOTAL ASSETS	1,971,494	2,031,472
Payables	79,042	91,114
Interest bearing liabilities	282,898	44,000
Current tax liabilities	8,334	24,572
Provisions	11,376	127,188
Other	125	76
Total current liabilities	381,775	286,950
Payables	14,407	122
Interest bearing liabilities	315,000	472,898
Deferred tax liabilities	6,140	9,298
Provisions	5,406	3,388
Other	250	229
Total non-current liabilities	341,203	485,935
TOTAL LIABILITIES	722,978	772,885
NET ASSETS	1,248,516	1,258,587
Contributed equity	1,137,766	1,226,366
Retained profits	110,750	32,221

NOTE 35 Controlled entities (continued)

(i) *Financial information for class order closed group – entities denoted as (b) above*

	2003 $'000	2002 $'000
Statement of Financial Performance for the year ended 30 June 2003		
Revenues from ordinary activities	648,815	618,135
Government taxes	(129,271)	(127,025)
Commissions and fees	(9,034)	(8,989)
Employee costs	(168,440)	(173,519)
Depreciation and amortisation	(66,844)	(72,028)
Borrowing costs	(20,843)	(27,100)
Other expenses from ordinary activities	(115,998)	(92,487)
Profit from ordinary activities before income tax expense	138,385	116,987
Income tax expense relating to ordinary activities	(48,683)	(42,087)
Net profit attributable to members of the parent entity	89,702	74,900
Retained profits at the beginning of the financial year	17,790	19,890
Net profit attributable to members of the parent entity	89,702	74,900
Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	39,000	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits'	(131)	–
Dividends provided for or paid	(75,000)	(77,000)
Retained profits at the end of the financial year	71,361	17,790
Statement of Financial Position as at 30 June 2003		
Cash assets	40,241	38,371
Receivables	17,067	4,579
Inventories	775	908
Other	20,227	15,890
Total current assets	78,310	59,748
Property, plant and equipment	631,961	663,387
Intangible assets – licences	233,897	236,481
Intangible assets – other	541,839	509,116
Deferred tax assets	24,096	13,250
Other	36,061	46,270
Total non-current assets	1,467,854	1,468,504
TOTAL ASSETS	1,546,164	1,528,252
Payables	88,866	29,669
Interest bearing liabilities	168,000	100,000
Current tax liabilities	26,565	3,680
Provisions	23,890	58,773
Other	75	215
Total current liabilities	307,396	192,337
Payables	1,103,672	1,103,998
Interest bearing liabilities	–	160,000
Deferred tax liabilities	52,036	47,590
Provisions	11,044	5,672
Other	655	865
Total non-current liabilities	1,167,407	1,318,125
TOTAL LIABILITIES	1,474,803	1,510,462
NET ASSETS	71,361	17,790
Contributed equity	–	–
Retained profits	71,361	17,790
TOTAL EQUITY	71,361	17,790

	2003	2002

NOTE 36 Staff costs

(a) Remuneration of directors

Prepared in accordance with Accounting Standard AASB 1017 and Urgent Issues Group Abstract 14 and reported on the basis of gross cost to the entity of remuneration paid or payable, or otherwise made available.

The numbers of directors of TABCORP Holdings Limited whose remuneration (including brokerage, commission, bonuses, retirement payments and salaries), paid or payable directly or indirectly by the parent entity or any related party, as shown in the following bands, were:

	2003	2002
$110,000 – $119,999	–	2
$120,000 – $129,999	–	1
$130,000 – $139,999	–	1
$140,000 – $149,999	1	–
$150,000 – $159,999	1	–
$170,000 – $179,999	–	1
$180,000 – $189,999	1	–
$200,000 – $209,999	2	–
$300,000 – $309,999	–	1
$340,000 – $349,999	1	–
$410,000 – $419,999	1	–
$680,000 – $689,999	–	1
$1,060,000 – $1,069,999	1	–
$1,540,000 – $1,549,999	1	–
$3,350,000 – $3,359,999[i]	–	1
	$	$
The aggregate remuneration of the directors referred to in the above bands was	4,244,425	5,012,910

[i] Prior year includes termination payment of $650,000.

The total of all remuneration paid or payable directly or indirectly, by the respective corporations of which they are director, or any related party, to all the directors of each corporation in the economic entity was $4,271,891 (2002: $5,035,273). This amount includes the value of insurance premiums paid for the benefit of directors.

NOTE 36 Staff costs (continued)

(b) Remuneration of executives

Prepared in accordance with Accounting Standard AASB 1034 and reported on the basis of gross cost to the entity of remuneration paid or payable, or otherwise made available.

The numbers of executive officers domiciled in Australia who received, or were due to receive, directly or indirectly from the parent entity, or from any related party, a total remuneration in connection with the management of affairs of the parent entity, or any of its subsidiaries whether as executive officers or otherwise, as shown in the following bands, were:

[illegible]	[illegible]		[illegible]	
	2003	2002	2003	2002
$210,000 – $219,999	–	1	–	–
$220,000 – $229,999	1	1	1	–
$230,000 – $239,999	1	–	–	–
$240,000 – $249,999	–	2	–	1
$250,000 – $259,999	1	–	–	–
$260,000 – $269,999	–	2	–	–
$270,000 – $279,999	4	3	–	–
$280,000 – $289,999	1	1	–	1
$290,000 – $299,999	–	2	–	1
$300,000 – $309,999	2	1	–	–
$310,000 – $319,999	3	–	3	–
$320,000 – $329,999	1	2	–	–
$330,000 – $339,999	2	–	–	–
$350,000 – $359,999	1	1	–	–
$360,000 – $369,999	3	2	–	–
$370,000 – $379,999	–	1	–	1
$380,000 – $389,999	–	1	–	–
$400,000 – $409,999	–	1	–	–
$410,000 – $419,999	1	–	1	–
$480,000 – $489,999	2	–	1	–
$500,000 – $509,999	–	1	–	1
$580,000 – $589,999	1	–	1	–
$600,000 – $609,999	–	1	–	1
$650,000 – $659,999	–	1	–	1
$660,000 – $669,999	–	1	–	–
$670,000 – $679,999	1	–	–	–
$680,000 – $689,999	–	1	–	1
$690,000 – $699,999	1	–	1	–
$910,000 – $919,999	1	–	–	–
$940,000 – $949,999	–	1	–	–
$1,060,000 – $1,069,999	1	–	1	–
$1,540,000 – $1,549,999	1	–	1	–
$3,350,000 – $3,359,999[i]	–	1	–	1
	$	$	$	$
The aggregate remuneration of the executives referred to in the above bands was	12,965,199	13,786,950	5,955,632	7,019,566

Remuneration of executives includes executive directors of the parent entity who are already disclosed within 'Remuneration of directors'.

[i] Prior year includes termination payment of $650,000.

	2003 $'000	2002 $'000

NOTE 37 Interest in joint venture operation

TABCORP Holdings Limited and certain of its controlled entities (TABCORP Assets Pty Ltd, TABCORP Manager Pty Ltd and TABCORP Participant Pty Ltd) conduct an unincorporated joint venture operation with VicRacing Pty Ltd. TABCORP Holdings Limited and the abovenamed controlled entities manage the joint venture whose principal activity is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria. The economic entity receives 75% of the product and expenses of the joint venture.

Assets employed in joint venture operations

	2003 $'000	2002 $'000
Current assets		
Cash assets	76,013	85,177
Receivables	1,024	2,889
Other	580	453
	77,617	88,519
Total assets employed	77,617	88,519

NOTE 38 Related parties

(a) Directors

The following persons held the position of director of TABCORP Holdings Limited during all of the past two financial years, unless otherwise stated:

M.B. Robinson
M.J. Slatter (appointed on 8 October 2002)
I.R. Wilson (retired on 31 August 2002)
A.G. Hodgson
P.G. Satre
D.J. Simpson (retired on 21 February 2003)
P.H.Wade
R.F.E. Warburton
W.V. Wilson

	2003 Number	2002 Number	2003 Number	2002 Number
(b) Directors' shareholdings				
Balance at the beginning of the financial year	4,463,500	4,710,500	3,000,000	3,000,000
Acquired from (shares)/issued by (options) the entity during the year	2,698,500	–	2,500,000	–
Disposed of (shares)/exercised (options) during the year [i]	(3,144,500)	(247,000)	(2,194,500)	–
Shareholdings of retired directors	(3,276,000)	–	–	–
Balance at the end of the financial year	741,500	4,463,500	3,305,500	3,000,000

[i] None of the current directors sold shares during the current year.

NOTE 38 Related parties (continued)

(c) Directors' loans

Director loans had been made by the economic entity to executive directors I.R. Wilson and D.J. Simpson. Interest, where applicable, is charged at a rate to a maximum of 4% (2002: 5%) and totalled $Nil (2002: $0.053 million) during the year. The loans are to be repaid following cessation of employment, and, where advanced to finance the acquisition of shares in the company, the dividends received on those shares are applied towards loan repayment. The loans are secured by an equitable mortgage over the shares held by the directors. I.R. Wilson repaid $2.352 million (2002: $0.315 million) and D.J. Simpson repaid $1.115 million (2002: $0.009 million) of the balance outstanding on their loans during the year. In accordance with the terms of his service agreement, the balance owing by I.R. Wilson of $2.125 million is to be repaid by 31 August 2004. The amounts repaid during the year of $3.467 million (2002: $0.324 million) have been included in 'Other cash flows from investing activities' within the statement of cash flows.

During the year, a non-recourse executive director loan of $6.075 million has been made by a director-related entity to executive director M.J. Slatter. Interest, where applicable, is charged at a rate to a maximum of 4% and totalled $0.118 million during the year. The loan is to be repaid following cessation of employment, and, where advanced to finance the acquisition of shares in the company, the dividends received on those shares are applied towards interest payable on the outstanding loan balance, a cash payment to cover the personal income tax liability associated with the dividend and principal loan repayments. The effect of the above was to reduce the loan balance by $0.004 million during the year. The loan is secured by an equitable mortgage over the shares held.

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Loans to directors outstanding at year end:					
Non-current	17	6,071	5,592	6,071	5,592

(d) Director transactions

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of these financial statements:

(i) Mr M.B. Robinson is a partner in the legal firm of Allens Arthur Robinson. This firm rendered legal advice to the economic entity. All dealings with the firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $1,574,584 (2002: $274,744). The majority of these costs relates to advice obtained in connection with the proposed merger with Jupiters Limited. Mr M.B. Robinson is the Chairman of the Bionic Ear Institute. The economic entity has made donations to the Institute during the year of $10,500 (2002: $Nil). Mr M.B. Robinson is also a trustee of the Epworth Medical Foundation. The economic entity has made a donation to the Foundation of $5,000 (2002: $2,300).

(ii) Mr P.G. Satre is the Chairman of Harrah's Entertainment Inc. This company provides the economic entity with access to their knowledge and experience in operating casinos via an agreement which commenced in January 2000 and currently runs until January 2005. The fees payable by the economic entity to Harrah's Entertainment Inc. will be $5,300,000 per annum for the duration of the extended term. All dealings with the company are in the ordinary course of business and on normal commercial terms and conditions.

(iii) Mr A.G. Hodgson is a director of HSBC Bank Australia Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions.

(iv) Mr R.F.E. Warburton is a director of Southcorp Limited. The economic entity purchases alcoholic beverages from this company in the ordinary course of business and on normal commercial terms and conditions.

(v) Mr D.J. Simpson and Mr I.R. Wilson are directors of Eastsail Pty Ltd, which provided charter services to the economic entity in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity was $110,718 (2002: $8,478).

NOTE 38 Related parties (continued)

(e) Transactions with related parties in the wholly-owned group

In addition to those transactions disclosed in Note 2, the parent entity entered into the following transactions during the year with related parties in the wholly-owned group:

- loans were advanced and repayments received on short-term intercompany accounts;
- loans were advanced between controlled entities and are not expected to be repaid within the next 12 months; and
- management and service fees were received from certain wholly-owned controlled entities.

These transactions were undertaken on commercial terms and conditions. Certain loans advanced which are sourced from debt capital are charged interest at a rate at or above the bank bill rate plus net settlement payments on interest rate swaps (refer Note 41(c)) and bank fees on facilities, with other loans being interest free.

Amounts due to and receivable from related parties in the wholly-owned group

Appropriate disclosure of these amounts is contained in the respective notes to the financial statements.

Ownership interests

The ownership interests in related parties in the wholly-owned group are disclosed in Note 35.

(f) Transactions with other related parties

The economic entity had one partly-owned (85%) controlled entity, Sydney Casino Management Pty Ltd (SCM). The remaining 15% was purchased by the economic entity on 30 June 2003 (refer note 40(a)). This entity acts as nominee for the Showboat Leighton Partnership.

Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd entered into a Casino Complex Management Agreement with SCM in previous years. Under this agreement, SCM provides services to Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd in relation to planning, decorating, furnishing, managing and equipping of the Star City Casino Complex.

SCM is paid a fee equal to the sum of (i) 1.5% of Casino Revenue, (ii) 6% of Casino Gross Operating Profit, (iii) 3.5% of Non-Casino Revenue, and (iv) 10% of Non-Casino Complex Gross Operating Profit, each fiscal year for services rendered by SCM pursuant to the management agreement. Casino Gross Operating Profit and Non-Casino Gross Operating Profit are determined after deducting revenue-based management fees. A management fee of $24.893 million was paid or payable for the year (2002: $24.591 million).

SCM is also paid a supplemental management fee by Star City Pty Ltd for expenses incurred by Showboat Australia Pty Ltd, which are reimbursed by SCM. This fee is based on salary and related costs incurred. The total supplemental fee paid or payable for the year was $4.195 million (2002: $3.292 million).

(g) Ultimate controlling entity

The ultimate controlling entity of the economic entity is TABCORP Holdings Limited.

NOTE 39 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

(a) *Parent entity*

As explained in Note 35(a), the parent entity has entered into a Deed of Cross Guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges

(i) CCA

The controlled entities denoted (d) in Note 35 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion and ranks second behind the Commonwealth Bank of Australia charge under its facility agreement.

(ii) Other

The controlled entity which is a participant in the joint venture described in Note 1(r) has entered into a deed of cross charge with its joint venture partner to cover the non-payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and Indemnity

The controlled entities denoted in Note 35(b) have entered into a guarantee and indemnity agreement (Note 35(d)) in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with



NOTE 39 Contingent liabilities and contingent assets (continued)

Contingent liabilities (continued)

(d) Legal challenges

There are outstanding legal actions between controlled entities and third parties as at 30 June 2003. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity. In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(e) Banking facilities

A controlled entity has provided a bank guarantee to WorkCover NSW for the amount of $11.766 million (2002: $5.500 million) which is required under the entity's self-insurance licence.

(f) Tax audit

A controlled entity has been audited by the Australian Taxation Office (ATO). The ATO has identified an issue which relates to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to date is approximately $33 million.

Under current Australian Accounting Standards the current profit impact of the primary tax in dispute would be approximately $13 million, the balance having a Statement of financial position impact only. On the basis of external advice and its assessment of the issue, TABCORP believes that the position taken in the income tax returns which have been lodged is correct.

(g) Undertakings – insurance deductible

Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Premises. The Agreement allows for a $1 million deductible for each and every loss.

Since the events of 11 September 2001, Star City has only managed to secure a 14-day loss deductible. Subsequent to 30 June 2003, TABCORP Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 14-day deductible and the $1 million required under the Casino Taxes Agreement (refer Note 40(b)). The directors believe this undertaking would not exceed $3–4 million for any one loss and believe such an event is remote.

(h) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, the economic entity may be liable to pay to Jupiters Limited break costs of $7.5 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer note 39(k).

(i) Interest rate option agreements

Under the interest rate option agreements referred to in Note 41(d) below, should the merger with Jupiters Limited not proceed, the agreements to enter into forward interest rate swaps may not be required. To the extent that the agreements are not entered into, the economic entity may be required to pay costs associated with closing out these agreements. Any amounts required to be paid will depend on the level of forward swap interest rates at that date.

Contingent assets

(j) Sale of land

During the year, a controlled entity disposed of land owned at 50 Union Street, Pyrmont. Proceeds of $12.3 million were received in February 2003. Part of the sale agreement includes an additional amount which is dependent upon the purchaser being able to seek an approved Development Application (DA) from Planning NSW to develop to a specified net lettable rent area. The additional payment cannot be reliably measured and no such approval has been received to date.

(k) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, Jupiters Limited may be liable to pay to the economic entity break costs of $12.2 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 39(h).

NOTE 40 Events subsequent to reporting date

(a) Showboat Leighton Partnership

Following the purchase of the remaining 15% of Sydney Casino Management (SCM) on 30 June 2003 from Leighton Property Development Pty Limited, the Showboat Leighton Partnership will be dissolved, subject to the approval of the New South Wales Department of Gaming and Racing. Under the Sale Agreement, once this approval has been granted, the rights of SCM under the Casino Management Agreement (refer Note 38(f)) will be novated across to Showboat Australia Pty Limited.

(b) Deed of Undertaking to Casino Control Authority

Subsequent to 30 June 2003, TABCORP Holdings has provided a Deed of Undertaking as denoted in Note 39(g).

(c) Dividends

Since 30 June 2003, the directors have declared a dividend of 34 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $124.289 million (refer Note 5).

NOTE 41 Additional financial instruments disclosure

(a) Interest rate risk

The consolidated entity's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Note	%	$'000	$'000	$'000	$'000	$'000	$'000
2003								
Financial assets								
Cash assets	7	0.2–4.25	34,606	–	–	–	22,400	57,006
Short-term deposits	7	4.60–4.75	50,624	–	–	–	–	50,624
Bank accepted bills	7	4.78–4.89	–	11,159	–	–	–	11,159
Receivables	8	–	–	–	–	–	9,762	9,762
Loans pursuant to employee share plan	10,17	up to 4.00	–	–	–	2,890	28,787	31,677
Loans to executive directors	17	up to 4.00	–	–	–	6,071	–	6,071
Loans – other	17	–	–	–	–	–	2,125	2,125
Total financial assets			85,230	11,159	–	8,961	63,074	168,424
Financial liabilities								
Trade creditors and accrued expenses	18, 24	–	–	–	–	–	167,831	167,831
Bank loans – unsecured	19, 25	5.28–5.45	597,898	–	–	–	–	597,898
Bank loans – secured	19, 25	7.94 (ii)	168,000	–	–	–	–	168,000
Total financial liabilities			765,898	–	–	–	167,831	933,729
Interest rate swaps (iii)	41(c)		(350,000)	350,000				–
2002								
Financial assets								
Cash assets	7	1.15–4.25	33,350	528	–	–	23,627	57,505
Short term deposits	7	4.60–4.65	69,338	–	–	–	–	69,338
Receivables	8	–	–	–	–	–	9,505	9,505
Loans pursuant to employee share plan	10,17	up to 5.00	–	–	–	6,638	27,075	33,713
Loans to executive directors	17	up to 5.00	–	–	–	1,122	4,470	5,592
Total financial assets			102,688	528	–	7,760	64,677	175,653
Financial liabilities								
Trade creditors and accrued expenses	18, 24	–	–	–	–	–	117,857	117,857
Bank loans – unsecured	19, 25	4.98–5.74	516,898	–	–	–	–	516,898
Bank loans – secured	19, 25	7.94 (ii)	260,000	–	–	–	–	260,000
Dividend payable	22	–	–	–	–	–	119,408	119,408
Total financial liabilities			776,898	–	–	–	237,265	1,014,163
Interest rate swaps (iii)	41(c)		(394,000)	44,000	350,000			–

(i) Interest bearing employee share loans are repayable from dividends with outstanding balances settled on cessation of employment.
(ii) The effective interest rate incorporates the effect of interest rate swaps.
(iii) Notional principal amounts

(b) Net fair values

The carrying amount of the entity's recognised financial assets and financial liabilities approximate their net fair value (refer Note 1(h)). *The exception to the above is the net fair value of interest rate swap contracts, being unrecognised financial instruments amounting* to $10.9 million (2002: $15.9 million). This value represents the estimated cost of cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

NOTE 41 Additional financial instruments disclosure (continued)

(c) Unrecognised financial instruments – interest rate swaps

The entity has a policy of controlling exposure to interest rate fluctuations by the use of interest rate swaps or caps, accordingly a controlled entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its long-term borrowings to medium-term fixed interest rates. These swaps are in accordance with the objective of hedging a portion of the interest rate risk in respect of its term and revolving debt facilities.

At 30 June 2003, a controlled entity has forward rate swap agreements which hedge a portion of the debt facilities through to their maturity in June 2004.

The controlled entity will pay fixed interest rates ranging from 7.28% to 8.61% (2002: 7.28% to 8.61%) and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

At 30 June 2003, the notional principal amount of swaps in place at each year end through to the maturity of the contracts will be:

[illegible]	2003	2004
$ million	350	–

The economic entity's policy is not to recognise interest rate swaps in the financial statements. Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps such that the overall interest expense on term debt reflects the average long term cost of funds achieved by entering into the swap agreements.

(d) Unrecognised financial instruments – interest rate options

During the year a controlled entity entered into options to enter into forward interest rate swap agreements. These instruments were entered into to provide the economic entity with the certainty that the interest rate applicable to a portion of the future debt associated with the proposed merger of Jupiters Limited, will be able to be fixed within a known range of interest rates. The interest rate options expire in December 2003.

As at 30 June 2003 the unrecognised fair value of the interest rate options is $1.2 million. The value represents the amount that would be receivable on cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

At 30 June 2003 the notional principal amount of swaps to which the options related, in place at 30 June 2003 and through to the end of the contracts is:

Notional Amount	Interest Rate Range
$250 million	4.55% to 5.05%
$350 million	4.74% to 5.245%

(e) Credit risk exposures

The credit risk on financial assets which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts. The economic entity is not materially exposed to one individual debtor. The economic entity minimises credit risk via adherence to a strict cash management policy.

In relation to unrecognised financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is in respect of the interest rate swap contracts and the options to enter into interest rate swap contracts and is detailed in Notes 41(b) and 41(d) above.

Credit risk in trade receivables is managed in the following ways:

- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world.
- the provision of non-gaming credit is covered by a risk assessment process for all customers using the Credit Reference Association of Australia, bank opinions and trade references.

The maximum credit exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

DIRECTORS' DECLARATION

The directors declare that:

(a) the financial statements and associated notes of the company and of the economic entity comply with the accounting standards and Urgent Issues Group Concensus Views;

(b) the financial statements and notes of the company and of the economic entity give a true and fair view of the financial position as at 30 June 2003 and performance of the company and of the economic entity for the year then ended; and

(c) in the directors' opinion:
  (i) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and parent entity who are party to the deed described in Note 35(a) will, as an economic entity, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee dated 8 June 1995 (as amended on 13 November 2000); and
  (ii) the financial statements and notes of the company and of the economic entity are in accordance with the Corporations Act 2001.

Made in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne, 13 August 2003

INDEPENDENT AUDIT REPORT TO MEMBERS OF TABCORP HOLDINGS LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with [illegible] assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of TABCORP Holdings Limited is in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the financial position of TABCORP Holdings Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Mary B Waldron
Partner

FIVE YEAR REVIEW

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	$'000	$'000	$'000	$'000	$'000
Wagering, Gaming & Star City revenue	1,900,681	1,933,052	1,812,959	1,595,831	1,066,165
EBITDA	525,946	543,824	478,464	421,287	254,748
PBIT	420,737	435,301	365,067	326,219	220,135
Profit after income tax	252,624	260,959	187,682	174,780	143,341
Profit after income tax (pre goodwill)	270,579	278,911	205,775	187,476	143,341
Dividend	244,923	235,339	189,901	174,639	130,884
Cash and deposits	118,789	126,843	123,534	91,019	84,816
Other current assets	39,591	35,574	29,880	30,459	9,958
Licences/Management Agreement Rights	1,081,845	1,033,734	1,038,529	1,043,332	597,472
Goodwill	292,902	311,052	329,846	346,094	–
Other non-current assets	866,374	906,475	980,186	1,060,303	199,396
Total assets	2,399,501	2,413,678	2,501,975	2,571,207	891,642
Current interest-bearing liabilities	450,898	144,000	229,052	196,871	38,000
Other current liabilities	238,196	291,283	252,123	287,267	211,412
Non current interest-bearing liabilities	315,000	632,898	710,000	780,154	–
Other non-current liabilities	75,531	69,120	67,590	68,851	15,027
Total liabilities	1,079,625	1,137,301	1,258,765	1,333,143	264,439
Shareholders' funds	1,319,876	1,276,377	1,243,210	1,238,064	627,203
Capital expenditure	56,436	47,230	46,672	67,715	97,101
	cents	cents	cents	cents	cents
Earnings per share – pre goodwill	73.5	74.8	55.3	53.7	47.1
Earnings per share – post goodwill	68.7	70.0	50.4	50.1	47.1
Dividend per share	67.0	63.0	51.0	47.0	43.0
Operating cash flow per share	90.7	100.0	65.7	60.5	39.1
Return on shareholders' funds (post goodwill)	18.8%	19.0%	14.1%	15.6%	18.8%
Net assets per share	$3.61	$3.42	$3.34	$3.33	$2.06
Operating revenue	$'000	$'000	$'000	$'000	$'000
Wagering	421,302	403,610	380,339	363,107	352,967
Gaming	848,137	917,569	846,349	794,348	713,198
Star City	631,242	611,873	586,271	438,376	–
Total	1,900,681	1,933,052	1,812,959	1,595,831	1,066,165

EBITDA - Earnings before interest, tax, depreciation and amortisation
PBIT - Profit before interest and tax

Share capital

TABCORP has on issue 365,556,521 fully paid ordinary shares.

The company conducted an on market share buy-back between 10 May 2002 and 17 December 2002, for which a total of 11,278,081 shares were bought back and subsequently cancelled for a total consideration of $128,729,792.87 (excluding brokerage calculated at 0.1%). The buy-back was undertaken as part of TABCORP's policy to maximise returns to shareholders and formed part of the company's efficient capital management strategy. There is not currently any share buy-back in respect of the company's shares.

Substantial shareholders

The following substantial shareholder notices have been lodged in accordance with section 671B of the Corporations Act 2001:

Name	Date of interest	Number of ordinary shares[1]	% of issued capital[2]
Maple-Brown Abbott Limited	31 July 2003	30,308,972	8.29
Perpetual Trustees Australia Limited	5 December 2002	30,073,434	8.16
UBS Nominees Pty Ltd	16 June 2003	22,513,668	6.16

[1] as disclosed in last notice lodged.
[2] the percentage set out in the notice is calculated on the total issued share capital of the company at the date of change in interest.

Distribution of shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 – 1,000	49,753	62.91	30,842,336	8.44
1,001 – 5,000	25,919	32.77	60,204,584	16.47
5,001 – 10,000	2,302	2.91	17,397,417	4.76
10,001 – 100,000	990	1.25	23,729,305	6.49
100,001 and over	119	0.15	233,382,879	63.84
Total	79,083	100.00	365,556,521	100.00

Voting rights

All shares issued by TABCORP Holdings Limited carry one vote per share. Part 4 of the Gaming and Betting Act 1994 and Rules 134 to 142 of the company's Constitution contain certain restrictions in relation to shareholding interests. Failure to comply with certain provisions of the Gaming and Betting Act or the Constitution can result in suspension of voting rights.

Twenty largest shareholders*

Name	Number of ordinary shares	% of issued capital
J P Morgan Nominees Australia Limited	39,796,277	10.89
National Nominees Limited	39,348,227	10.76
Westpac Custodian Nominees Ltd	38,697,326	10.59
RBC Global Services Australia Nominees Pty Limited	37,703,080	10.31
Citicorp Nominees Pty Limited	10,145,553	2.78
Commonwealth Custodial Services Limited	8,050,048	2.20
Queensland Investment Corporation	7,220,987	1.98
ANZ Nominees Limited	5,367,929	1.47
Cogent Nominees Pty Limited	5,131,953	1.40
HSBC Custody Nominees (Australia) Limited	4,769,851	1.30
AMP Life Limited	3,844,478	1.05
IOOF Investment Management Ltd	1,733,254	0.47
Invia Custodian Pty Limited	1,683,315	0.46
NRMA Nominees Pty Limited	1,656,162	0.45
UBS Warburg Private Clients	1,605,140	0.44
Merrill Lynch (Australia) Nominees Pty Ltd	1,395,401	0.38
Australian United Investment Co Limited	1,190,000	0.33
Perpetual Trustee Co Ltd (Hunter)	1,059,844	0.29
PSS Board	1,048,470	0.29
Government Superannuation Office	1,036,170	0.28
Total of top twenty shareholders	212,483,465	58.13

* On a grouped basis

Marketable Parcel

There were 114 shareholders holding less than a marketable parcel ($500) based on a market price of $11.40 at the close of trading on 21 August 2003.

Shareholding Restrictions

On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling TABCORP's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

INVESTOR INFORMATION

SHAREHOLDER ENQUIRIES

Investors seeking information about their shareholding should contact the company's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) available to assist in responding to their enquiries.

TABCORP's Share Registry
ASX Perpetual Registrars Limited
GPO Box 1736P, Melbourne Vic 3001
Telephone: 03 9615 9999
Toll Free: 1300 665 661
Facsimile: 03 9615 9900
Facsimile: 03 9615 9744 (proxy forms only)
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

SHARE REGISTRY ON-LINE AT www.asxperpetual.com.au

The Share Registry's website allows shareholders to check their current and previous holding balances. Shareholders can also check and update their annual report election and Tax File Number (TFN) or Australian Business Number (ABN). There are also a number of forms that can be downloaded to advise a change of address or change of direct credit details for dividend payments.

GENERAL ENQUIRIES ABOUT TABCORP

If you would like more information about the company, you are invited to contact:

TABCORP's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
Email: investor@tabcorp.com.au
Website: **www.tabcorp.com.au**

TABCORP ON THE WEB AT www.tabcorp.com.au

Investor information is available on TABCORP's website. This website includes key Australian Stock Exchange announcements, Annual and Half-Yearly Reports and general company information.

STOCK EXCHANGE LISTING

The company's shares are listed on the Australian Stock Exchange under the code 'TAH'. Trading information is published in daily newspapers.

AMERICAN DEPOSITARY RECEIPTS

The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents 10 TABCORP ordinary shares. Enquiries about ADRs should be made to:

Anita Sung
Assistant Vice President
The Bank of New York – ADR Division
101 Barclay Street, New York 10286 USA
Telephone: +212 815 8161
Telephone: 1 888 BNY ADRs (shareholder relations, US residents)
Telephone: +1 610 312 5315 (shareholder relations, non US residents)
Facsimile: +212 571 3050
Website: www.adrbny.com

REMOVAL FROM THE ANNUAL REPORT MAILING LIST

Shareholders who do not wish to receive the Annual Report or Half-Yearly Report should advise the company's Share Registry in writing. The last six Annual Reports are currently available from the company's website. This report and future reports will be made available on the website shortly after

CHANGE OF ADDRESS

Shareholders should advise the Share Registry immediately in writing as soon as there is a change to their address, or bank account details if required for dividend payment purposes. Broker sponsored shareholders should advise their sponsoring broker.

DIRECT CREDIT OF DIVIDENDS

Dividend payments may be credited into a nominated account with a financial institution in Australia. You should advise the Share Registry in writing of your details. Recent dividend payments are detailed in the Directors' Report.

DIVIDEND REINVESTMENT PLAN (DRP)

TABCORP's DRP has previously been inoperative, however a new DRP will commence operation for the next interim dividend.

TAX FILE NUMBER (TFN)/AUSTRALIAN BUSINESS NUMBER (ABN)

The company is obliged to deduct tax at the top marginal rate plus Medicare levy from any unfranked or partially franked dividends paid to Australian resident shareholders who have not supplied their TFN, ABN or exemption details. For those shareholders who have not provided this information and would like to do so, please contact the company's Share Registry.

CONSOLIDATION OF SHAREHOLDINGS

If you have received more than one Annual Report for the same shareholding, please contact the company's Share Registry to consolidate your details into a single shareholding.

PRIVACY

TABCORP respects the privacy of its stakeholders. TABCORP's Privacy Policy is available on our website at **www.tabcorp.com.au**

INVESTMENT WARNING

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. TABCORP strongly recommends investors seek independent professional advice before making investment decisions.

KEY DATES

2003	**Date**
Annual General Meeting (at Star City, Sydney)	30 October
2004*	
Half-year results announcement	19 February
Ex-dividend for interim dividend	25 February
Record date for interim dividend	2 March
Interim dividend payment	6 April
End of financial year	30 June
Full-year results announcement	12 August
Ex-dividend for final dividend	18 August
Record date for final dividend	24 August
Final dividend payment	30 September
Annual General Meeting	28 October

* These dates may change. See the company's website for updates.

DISCLOSING INFORMATION

TABCORP immediately informs the Australian Stock Exchange of anything that may affect the company's share price.

COMPANY DIRECTORY

Directors
M.B. Robinson AO (Chairman)
M.J. Slatter (Managing Director & Chief Executive Officer)
A.G. Hodgson (Deputy Chairman)
P.G. Satre
P.H. Wade
R.F.E. Warburton
W.V. Wilson

Company Secretary
P.H. Caillard

Registered Office
TABCORP Holdings Limited
5 Bowen Crescent
Melbourne Vic 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
Email: investor@tabcorp.com.au

Website
www.tabcorp.com.au

Share Registry
ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne Vic 3000
Australia
Toll Free: 1300 665 661
Telephone: 03 9615 9780
Website: www.asxperpetual.com.au

Independent Auditors
Ernst & Young – External auditors
KPMG – Internal auditors

Stock Exchange Listing
TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange under the code 'TAH'.
The company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.



TABCORP

Exhibit C


Annual Report 2003

Jupiters
LIMITED

Contents

Merger Update and General Meeting
On 12 June 2003, Jupiters Limited announced that it had signed a Merger Implementation Agreement with TABCORP Holdings Limited. The proposed merger is to be implemented by way of schemes of arrangement requiring meetings of ordinary and reset preference shareholders scheduled for 24 October 2003. A scheme booklet containing important information concerning the proposed merger and a notice for the scheme meetings was issued to all shareholders. If the conditions of the proposed merger are satisfied, it is anticipated that the implementation date of the merger will be on 13 November 2003.

If the merger proceeds, Jupiters Limited will not be required to hold a public annual general meeting this year.

Letter from the Chairman

RESULTS AND DIVIDENDS

The Directors of Jupiters Limited report normalised earnings per share ("EPS") of 32.7 cents for the year ended 30 June 2003 ("2003"), up from 32.3 cents for the prior year ("2002").

Normalised net profit after tax ("NPAT") for 2003 was $65.9 million, down from $75.2 million for 2002. This decline was almost wholly due to an additional $8.9 million in after tax borrowing costs incurred as a result of the issuance of Jupiters' Reset Preference Shares ("RPS") in April 2002, as part of the restructure of the company's share capital, resulting in a reduction in the number of Jupiters' shares outstanding.

Of particular note is that the businesses that will be merged with TABCORP Holdings Limited ("TABCORP") (i.e. all operations excluding Centrebet) have performed well with normalised earnings before interest, tax and amortisation ("EBITA") increasing 4.7% from $130.4 million in 2002 to $136.5 million in 2003. Given the difficulties faced by the tourism industry resulting from the war in Iraq and SARS, the Directors consider this to be a satisfactory result.

This improved performance of the Jupiters' core businesses was, however, largely offset by the performance of Centrebet which was adversely impacted by the combination of the sale process and increasing competition, resulting in a reduction in earnings before interest, tax, depreciation and amortisation ("EBITDA") from $14.7 million to $9.5 million in 2003.

The company's NPAT of $65.9 million has been adjusted or normalised for the non-recurring costs related to the merger with TABCORP ($4.0 million after tax) and the win rates in the International Commission Business ("ICB") which were below theoretical in the second half of the year adversely impacting the after tax result by $3.4 million.

Normalised total EBITDA was $187.6 million in 2003 down 1% from $189.0 million in 2002.

A full explanation of the normalised result is included in the Management's Discussion and Analysis.

Excluding the normalisation adjustments, NPAT was $58.5 million for 2003, down from $78.1 million in 2002.

In accordance with previously released dividend policy, the dividend payout ratio is based on the normalised earnings rather than the actual result and accordingly the Directors have declared a fully franked final dividend of 12 cents per share consistent with this policy. The total dividend for 2003 of 23 cents is an increase of 2 cents per share over the total dividend for 2002.

CORE OPERATIONS

Casinos

Despite the difficulties experienced by the tourism industry this year the casino division posted normalised revenue of $614.4 million, an increase of 4.5% over 2002.

Although the previous year was a record one for the ICB with the opening of a new facility on the Gold Coast, 2003 saw another significant increase (20.9%) in normalised revenue. However, an increase in doubtful debt provisioning, mainly due to the impact of SARS in Asia, softened the otherwise strong earnings from the ICB.

The positive trend in gaming machine performance continued. In the June 2003 half year gaming machine revenue increased by 8% over the prior corresponding period at Conrad Jupiters, 8% at Conrad Treasury and 17% at Jupiters Townsville.

Wide Area Gaming

Wide Area Gaming, including Keno and gaming machine monitoring increased EBITDA by 14% from $39.0 million in 2002 to $44.5 million in 2003.

Technology

The Technology division contributed an EBITDA of $1.5 million in 2003 after posting a loss of $1.0 million in 2002.

MR HUNTER PERKINS

Recently, Mr Hunter Perkins (Chairman of Jupiters from 15 April 1988 to 16 April 1991) passed away. The Directors of Jupiters Limited, on behalf of all shareholders and staff, extend their deepest sympathies to Mr Perkins' family and friends.

Lawrie Willett AO
Chairman of the Board

Management's Discussion and Analysis

for the year ended 30 June 2003

OVERVIEW

- Net Profit After Tax ("NPAT") on a headline basis has declined from $78.1 million for the year ended 30 June 2002 to $58.5 million in FY03.
- On a normalised basis (ie. excluding the after tax impact of non-recurring items and adjusted to theoretical win rates), NPAT was approximately $65.9 million with Earnings Per Share ("EPS") up from 32.3 cents in FY02 to 32.7 cents in FY03.
- The decline in normalised NPAT was mainly due to an additional $8.9 million in after tax borrowing costs incurred as a result of the issuance of Jupiters' Reset Preference Shares ("RPS") in April 2002. The impact of the lower normalised NPAT is offset by the reduction in the number of Jupiters' shares outstanding as a result of the restructure of the Company's share capital.
- During FY03 the only material change to the share capital of the Company was the issue of approximately 423,000 ordinary shares relating to the takeover of Breakwater Island Trust.

  Changes in the previous corresponding period ("pcp") included:

  - The buy back of approximately 40 million ordinary shares
  - The issue of $190.2 million of RPS
- The Company incurred non-recurring costs related to the merger with TABCORP Holdings Limited ("TABCORP") of $4.0 million after tax, reducing EPS by 2.0 cents. The International Commission Business ("ICB") achieved a win rate of 1.215% versus a theoretical win rate of 1.265%, reducing NPAT by $3.4 million and EPS by 1.7 cents.
- The continuing businesses that will be merged with TABCORP (ie. all operations excluding Centrebet) performed well with normalised EBITA increasing from $130.4 million in FY02 to $136.5 million in FY03, an increase of 4.7%.
- All references to "Normalised" in this report refer to the current year results adjusted for the deviation away from theoretical win rates in ICB and merger costs, and pcp results adjusted for the deviation away from theoretical win rates in ICB and the adverse tax ruling relating to the deductibility of rent paid for the Brisbane hotel/casino.

DIVIDENDS

In accordance with the Company's dividend policy, the dividend payout ratio is based on the Normalised earnings rather than the actual result and accordingly the Directors have declared a fully franked dividend of 12 cents per share. The total dividend for FY03 of 23 cents is an increase of 2 cents per share over the total dividend for FY02. The record date for the final ordinary dividend is 12 September 2003.

The next semi-annual dividend on the RPS has been declared and will be paid on 9 October 2003 at 8.15% of the face value of the preference shares, being 408.62 cents cents per RPS. The record date for this RPS dividend is 1 October 2003.

The following analysis considers results on both an actual and a Normalised basis to assist in understanding the performance of the Company's underlying businesses.

REVENUE

- Normalised operating revenue was $802.3 million, up 3.7% compared to $774.0 million for the pcp.
- Normalised land based revenues increased by $26.5 million or 4.5%.
- ICB revenue increased by 20.9% on a Normalised basis.
- Gaming machine revenue in the Casinos increased by 2.1% (see table under Casino Revenue).
- Wide Area Operations increased revenue by 3.7%.
- AWA Technology Services revenue decreased by 3.7%, on a consolidated basis.
- Centrebet increased revenue by 1.3%.

EBITDA

- Headline earnings before interest, income tax, depreciation and amortisation (EBITDA) for the period were $178.7 million, compared with $207.3 million for the pcp.
- Normalised EBITDA decreased by $1.4 million compared to the pcp.
- This Normalised decrease was primarily attributable to a poor performance in Centrebet and bad debts in the ICB partially offset by earnings from the Company's wide-area gaming and technology services operations.

FINANCIAL RESULTS for the year ended 30 June 2003

	Actual		Normalised[i]	
	2003	2002	2003	2002
	$M	$M	$M	$M
Casino revenue	463.0	481.4	479.4	462.0
Hotel revenue [ii]	135.0	125.9	135.0	125.9
Land based operations	598.0	607.3	614.4	587.9
Wide area operations	123.0	118.6	123.0	118.6
Technology operations	30.3	31.3	30.3	31.3
Sportsbetting operations	30.8	30.4	30.8	30.4
Unallocated	3.8	5.8	3.8	5.8
Operating revenue	785.9	793.4	802.3	774.0
Employee related expenses	(231.8)	(223.4)	(231.8)	(223.4)
Gaming & wagering taxes/contribution [iii]	(114.5)	(117.2)	(116.3)	(115.1)
Marketing expenses	(94.0)	(89.3)	(103.1)	(91.5)
Cost of providing technology services	(26.2)	(24.3)	(26.2)	(24.3)
Commissions paid to Qld Keno agents	(25.2)	(23.5)	(25.2)	(23.5)
Cost of goods sold	(23.6)	(24.6)	(23.6)	(24.6)
Property and energy costs	(22.4)	(21.1)	(22.4)	(21.1)
Management fee	(18.5)	(20.1)	(19.1)	(18.7)
Other expenses	(51.0)	(42.6)	(47.0)	(42.8)
EBITDA	178.7	207.3	187.6	189.0
Depreciation & amortisation	(54.0)	(54.4)	(54.0)	(54.4)
Net interest expense & finance charges	(35.6)	(27.6)	(35.6)	(23.1)
Profit from ordinary activities	89.1	125.3	98.0	111.5
Income tax expense	(30.0)	(46.5)	(31.5)	(35.6)
Net profit before outside equity interests	59.1	78.8	66.5	75.9
Outside equity interests	(0.6)	(0.7)	(0.6)	(0.7)
Net profit	58.5	78.1	65.9	75.2

(i) excludes effects of deviations from theoretical win on commission play business, merger costs and adverse tax ruling.

(ii) includes rooms, food, beverage and entertainment, Breakwater Marina and Townsville Entertainment Centre.

(iii) includes community benefit contribution of $4.6 million (2002: $4.8 million).

Management's Discussion and Analysis continued

for the year ended 30 June 2003

FINANCIAL STATISTICS

	Actual		Normalised	
	2003	2002	2003	2002
EBITDA as a percentage of operating revenue	22.7%	26.1%	23.4%	24.4%
Earnings per share (cents)	29.0	33.6	32.7	32.3
Return on equity	12.3%	13.4%	13.9%	13.1%
Net debt to shareholders' equity	77.7%	69.1%		
Interest cover	5 .0 times	7.5 times		
Net tangible assets per share	$1.91	$1.83		
Dividend per share (cents) – 100% franked	23.0	21.0		

EBITDA BUSINESS SEGMENT ANALYSIS

Internally, management analyses the Company's performance on a business segment basis. Consolidated EBITDA is analysed on that basis as follows:

	Actual		Normalised	
	2003 $M	2002 $M	2003 $M	2002 $M
Land based operations	141.5	167.3	146.4	149.0
Wide-area operations	44.5	39.0	44.5	39.0
Sportsbetting operations	9.5	14.7	9.5	14.7
Technology operations	1.5	(1.0)	1.5	(1.0)
Unallocated	(18.3)	(12.7)	(14.3)	(12.7)
EBITDA	178.7	207.3	187.6	189.0

CASINO REVENUE

Casino revenue decreased by $18.4 million, or 3.8%, to $463.0 million for the year ended 30 June 2003. On a Normalised basis, casino revenue increased by $17.4 million, or 3.8%.

On a Normalised basis, ICB revenue for the year ended 30 June 2003 increased 20.9% over the pcp, reflecting an increase in ICB front money. Revenue earned from this business segment remains in the range of 10%-15% of the Company's revenue. The ICB increased provisioning for doubtful debts during the year by $5.3 million, compared to less than $0.1 million for the pcp.

Club Conrad's non-commission premium play revenues decreased 4.0% compared to the pcp in the South East Queensland properties. Jupiters Townsville does not participate in premium play business.

Main floor table game performance remained flat.

Gaming machine revenue growth on pcp improved consistently throughout the year (see table below). Total gaming machine revenues for the three casinos was $259.6 million compared to $254.3 million for the pcp, an increase of $5.3 million or 2.1%. Revenue for the six months ended 30 June 2003 was an increase of $10.4 million or 8.5% on the pcp continuing the positive trend evident since the installation of the Cougar gaming machine monitoring system and the introduction of new gaming machines.

Quarter	Sept.02	Dec.02	Mar. 03	June. 03
Revenue growth vs PCP	(8.9%)	2.1%	7.9%	9.2%

Following the successful implementation of the Cougar monitoring system, the Company's gaming machine replacement and investment cycle will be driven by customer demand and availability of new product. In FY04, it is expected to upgrade approximately one third of the installed base.

Casino	No. of machines at 30 June 2003
Gold Coast	1,348
Brisbane	1,329
Townsville	292

HOTEL REVENUE

Total hotel revenue increased by $9.1 million, or 7.2% to $135.0 million compared to the pcp of $125.9 million. This was primarily attributable to an improved performance by food and beverage operations across all properties.

As a result of a continued focus on high yielding corporate and convention business revenues, hotel rooms revenue increased by 7.7% compared to the pcp. This strong result was achieved despite the war in Iraq and the outbreak of SARS. An increase in domestic activity compensated for the decrease in activity in the inbound segment.

CONRAD JUPITERS, GOLD COAST

Headline operating revenues at Conrad Jupiters decreased by $2.4 million, or 0.7% to $328.6 million for the year ended 30 June 2003 compared to $331.0 million for the pcp.

On a Normalised basis, operating revenues increased by $23.7 million or 7.5% to $340.1 million in FY03 compared to $316.4 million in FY02.

Since March 2003, the Company's south east Queensland properties have been trialling an electronic patron counting system which has consistently produced results 20% to 30% above the historical manual count methodology. This new system will be used for reported patronage figures from 1 July 2003.

Casino patronage of approximately 11,000 per day (manual count) remained in line with the pcp. Average main floor spend per patron was also consistent with the pcp.

Gaming machine revenue increased in FY03 by 2.9% compared to FY02. Strong growth against pcp was recorded for the second half due to the impact of a significant rollout of new product in the first half.

Hotel room revenue increased over the pcp reflecting an improvement in average occupancy from 60.3% to 62.4% supported by an increase in average room rate of 2.8% over the pcp.

Food and beverage revenues increased 8.9% over the pcp primarily as a result of promotions, theatre packages and some menu revisions. The hotel also benefited from increased domestic tourism as locals chose not to travel abroad due to uncertainty surrounding international events.

CONRAD TREASURY, BRISBANE

Headline operating revenues at Conrad Treasury decreased $7.9 million, or 3.3% to $229.4 million for the year ended 30 June 2003 compared to $237.3 million for the pcp.

On a Normalised basis, operating revenues increased by $2.0 million or 0.9% to $234.4 million in FY03 compared to $232.4 million in FY02.

Gaming machine revenue increased in FY03 by 1.7% compared to FY02. Strong growth against pcp was recorded for the second half due to the impact of a significant rollout of new product in the first half.

Daily casino patronage remained flat at around 9,000 (manual count). Average main floor spend per patron improved against the pcp primarily due to the abovementioned small increase in gaming machine activity along with a small increase in main floor table revenue.

Hotel room revenue was up 8.3% on the pcp. Occupancy continued to improve increasing from 74.7% to 78.5% and was supported by an increase in average room rate of 3.9% compared to the pcp.

Food and beverage revenues increased 10.2% compared to the pcp due to strong convention activity in Brisbane.

JUPITERS TOWNSVILLE HOTEL & CASINO

Operating revenues at Jupiters Townsville increased $0.9 million, or 2.3% to $39.9 million for the year ended 30 June 2003 compared to $39.0 million for the pcp.

Gaming machine revenue for FY03 was in line with pcp. Strong growth against pcp was recorded for the second half due to the impact of a significant rollout of new product in the first half.

Hotel room revenue increased 7.4% compared to the pcp with occupancy strengthening to 49.8% (pcp: 47.1%). Improved hotel occupancy and marketing efforts resulted in food and beverage operations performing strongly with revenues increasing 7.7% over the pcp.

GOLD COAST CONVENTION & EXHIBITION CENTRE

Construction work on the Gold Coast Convention & Exhibition Centre is progressing well and is on schedule for a mid 2004 opening.

The core management team of the Centre is in place. Forward bookings continue to grow with strong interest from international and domestic markets.

NON-CASINO OPERATIONS

Revenue earned by non-casino operations of $187.9 million was 23.4% of the normalised operating revenue of the Company compared to $186.1 million (24.0%) in the pcp.

Keno turnover in Queensland for the year ended 30 June 2003 was $278.2 million (pcp: $261.4 million) and in New South Wales was $333.7 million (pcp: $343.0 million). Queensland has continued to perform strongly due to the continued strong performance of clubs and hotels. The ongoing sales and marketing activity has resulted in positive turnover growth. New South Wales struggled with turnover for the year. Increasing responsible gambling regulation has continued to have a negative impact on all gaming, including Keno in New South Wales. A new logo was launched into the Queensland and New South Wales market providing a unified brand for the game. The coming year will see new Keno terminals rolled out into both states providing the latest technology and facilities for the future development of new Keno products. Jupiters provides Keno to over 800 outlets in Queensland and 1,000 clubs in New South Wales.

Monitoring of gaming machines in clubs and hotels in Queensland generated revenue of $19.1 million during the year ended 30 June 2003, an increase of 15.6% over the pcp. This performance is the result of the business attracting a number of large venues which have elected to use a broad range of the Company's products. Internal and wide area random jackpots have been introduced into a number of sites bolstering the revenue of this business. The Company's market share is approximately 37.7%, just below the regulated maximum level of 40%. The increase in revenue combined with operational improvements saw most of the incremental revenue reflected at the EBITDA line.

CENTREBET

The poor performance of Centrebet was attributable to a number of factors, including increased competition, regulatory uncertainty and the impact of the decision to sell the business taken in March 2003.

Turnover grew at a slower than expected rate due to increased competition in Centrebet's traditional Nordic markets, which have become the target of significant marketing spend by some of Centrebet's major UK based competitors. The increasing impact of betting exchanges also had a significant effect on the rate of turnover growth.

Regulatory uncertainty grew during the year with some significant developments particularly in Denmark. This uncertainty together with the sale process has impacted the day to day operation of the business resulting in a lower than expected win rate.

Management's Discussion and Analysis continued

for the year ended 30 June 2003

As a result of the negotiations with TABCORP and the decision to recommend a merger with that group, Jupiters decided to sell the business of Centrebet in order to deliver greater value to its shareholders compared to only completing the TABCORP merger. The process of selling the business has caused disruption to it which can be seen in the lower win rate in the last quarter of the year (3.6%), despite turnover for that quarter being in line with the Soccer World Cup dominated pcp.

Expenses were incurred on marketing programs designed to counter the increased competition and in preparing to deliver new products and a new web platform, which has been postponed due to the sale process.

The lower win rate combined with an increase in overheads caused the EBITDA to decline 35%, from $14.7 million in 2002 to $9.5 million in 2003.

$ 000's	FY03	FY02	Change
Turnover	452,087	401,006	12.7%
Wagering Revenue	30,026	28,678	4.7%
Win Rates	6.64%	7.15%	(7.1)%

The total number of bets placed continues to grow strongly although the average bet size has reduced. This is mainly due to the impact of betting exchanges on the top end or wholesale segment of Centrebet's client base.

	FY03	FY02	Change
Total Bets (mils)	15.4	11.7	32%
Average bet size	$29.38	$34.35	(14.5)%

OTHER

Operating expenses were $607.2 million compared to $586.1 million in the pcp, an increase of $21.1 million. Current year expenses included $4.0 million in costs pertaining to the proposed merger with TABCORP.

Depreciation and amortisation expense was $54.0 million, broadly consistent with the pcp of $54.4 million.

Net interest and finance charges increased by $8.0 million to $35.6 million. Interest expense includes $15.5 million payable in respect of the RPS issued in April 2002 (pcp: $3.5 million).

Overall the net cash position reduced by $7.4 million from 30 June 2002 to 30 June 2003. Net cashflows from operating activities in FY03 were $85.6 million, down from $136.2 million in FY02 due to higher borrowing costs paid and the reduction in headline earnings. Net cashflows used in investing activities in FY03 were $88.3 million compared with $48.1 million in FY02 due to the increase in ownership interest in Breakwater Island Trust and capital expenditure. Total capital expenditure applicable to FY03 was approximately $63.0 million (pcp: $46.3 million).

Major capital expenditure items included investment in gaming machines deferred from the previous financial year, the extension of the Conrad Jupiters island and refurbishments within the casino properties. Net cashflows used in financing activities were $4.6 million in FY03 compared to $119.5 million in FY02. The prior year was affected by cashflows pertaining to the restructure of the Company's share capital.

Directors' Report

for the year ended 30 June 2003

The Directors take pleasure in submitting their report and the financial report of Jupiters Limited (the "Company") and its controlled entities (the "Consolidated Entity") for the year ended 30 June 2003.

Directors

The Directors in office during or since the end of the financial year are:

Lawrence J. Willett *AO – Chairman*

Mr Willett was appointed Chairman of Jupiters Limited in April 1991. Mr Willett has wide experience in business and industry as well as public administration. Mr Willett is a Past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University.

Robert A. Hines – *Managing Director and Chief Executive Officer*

Mr Hines was appointed Managing Director of Jupiters Limited on 6 July 2001. Mr Hines is the former Managing Director of AWA Limited which was acquired by Jupiters Limited in January 2000. Mr Hines is a member of the Council of the Australian Institute of Company Directors, Queensland Division and a non-executive Director of VeCommerce Limited.

Sir Francis Moore *AO*

Sir Frank was Chairman of Australian Tourism Industry Association (1983-1995) and was Chairman of the Queensland Tourist and Travel Corporation from 1979 to 1990. He was Chairman of the National Centre for Studies in Travel and Tourism from 1987 to 1993 and a member of the Queensland Licensing Commission from 1979 to 1990. Presently Sir Frank is Chairman of Cooperative Research Centre for Sustainable Tourism, Tourism Forecasting Council of Australia, Apec International Centre for Sustainable Tourism and Green Globe Asia Pacific Pty Ltd. Sir Frank is also a Director of Gold Coast Airport Limited and a Councillor of the World Travel and Tourism Council (London).

Penelope Morris *AM, B.Arch (Hons), M.Env.Sci, Dip CD, FRAIA, FAICD*

Ms Morris is a Fellow of both the Royal Australian Institute of Architects and the Australian Institute of Company Directors. In the past she has held executive board and trust positions with the Lend Lease Group. She is presently a Director of Country Road Limited, Sydney Harbour Foreshore Authority and Landcom and a former Director of Australia Post, Colonial State Bank, Howard Smith, Energy Australia and Indigenous Land Corporation. In June 2002, Ms Morris was awarded a Member of the Order of Australia.

John D. Story *B.A., LLB*

Mr Story is a Solicitor of the Supreme Court of Queensland. He is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a partner practicing in the areas of corporate and commercial law for over thirty years. Prior to his appointment as a Director, he acted in the formation and establishment of both Jupiters Trust and Jupiters Limited. He is also Chairman of Suncorp Metway Limited and a Director of CSR Limited, Ruralco Holdings Limited and Australian Magnesium Corporation Limited.

Principal Activities

The principal activities of Jupiters Limited and its controlled entities during the year ended 30 June 2003 were the operation of hotel casino properties on the Gold Coast, in Brisbane and in Townsville, the operation of wide area keno gaming in Queensland and New South Wales, the provision of gaming machine monitoring services in Queensland, the operation of an international fixed odds sports book from the Northern Territory and the provision of information technology support services throughout Australia. The Company is also a supplier of racing and gaming systems to licensed operators internationally. The Company expects to sell the international fixed odds sports book business in the year ending 30 June 2004.

Merger with Tabcorp Holdings Limited

On 5 March 2003, the Company and TABCORP Holdings Limited ("TABCORP") announced a proposal to merge pursuant to schemes of arrangement under the Corporations Act (2001). Reference should be made to Note 29 in the attached Financial Report for details pertaining to this matter.

Profit and Dividends

The net profit after income tax of the Consolidated Entity for the year ended 30 June 2003 was $58,518,685 (2002: $78,069,335).

The Directors have declared a final fully franked dividend of 12 cents per ordinary share in respect of the year ended 30 June 2003.

Dividends paid since 30 June 2002 have been a final fully franked dividend of 11 cents per ordinary share in respect of the year ended on that date (as reported in the 2002 Directors' Report) and an interim fully franked dividend of 11 cents per ordinary share in respect of the year ended 30 June 2003.

The reset preference share dividends are included as borrowing costs in the Statements of Financial Performance.

Review of Operations

Net profit for the year ended 30 June 2003 was $58.5 million compared with $78.1 million in the previous year. Significant matters pertaining to operations during the financial year were:

- Operating revenues decreased by $7.4 million on the previous year primarily due to poor performances in land based and sportsbetting operations, partially offset by continued improvements in wide area and technology operations. However, land based operations were impacted by below theoretical win rates in international commission business this year as compared to the above theoretical win rates in the prior year. Also there was a temporary effect on international inbound tourism caused by the Severe Acute Respiratory Syndrome (SARS) epidemic.

Directors' Report continued

for the year ended 30 June 2003

- As a result of the movement in revenue, earnings before interest, tax, depreciation and amortisation decreased to $178.7 million (2002: $207.3 million).
- During the year the Company increased its ownership interest in Breakwater Island Trust to 100% (Refer Note 20(d)).

State of Affairs and Events Subsequent to Balance Date

In the opinion of the Directors, there were no significant changes in the state of affairs of the Consolidated Entity that occurred during the year not otherwise disclosed in this report or the financial report. There has not arisen in the interval between the end of the year and the date of this report any matter or circumstance which has or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years, except as disclosed in this report or the financial report.

Likely Developments

Until the merger between Jupiters Limited and TABCORP is completed, the Company will focus on operating its current business activities with the exception of its fixed odds sports book business, Centrebet. The Company expects to sell the business of Centrebet in the year ending 30 June 2004.

Directors' Shareholdings

Particulars of shares in Jupiters Limited in which Directors have a relevant interest at the date of this report are as follows:

	Relevant Interests		Spouse Interests	
	Ordinary Shares	Reset Preference Shares	Ordinary Shares	Reset Preference Shares
L.J. Willett	10,163	–	7,000	500
R.A. Hines	30,125	30	–	–
Sir F. Moore	41,868	500	12,260	–
J.D. Story	32,500	–	–	–

Directors' Benefits, Insurance Premiums and Indemnification of Directors

Since 30 June 2002, no Director has received or become entitled to receive a benefit, other than benefits that would be included in the aggregate amount of remuneration received or due and receivable by Directors shown in the financial report or the fixed salary of a full time employee of the Company or a related entity, by reason of a contract made by the Company or a related entity with the Director or with a firm of which they are a member, or with a company in which they have a substantial financial interest, except as disclosed in the accompanying financial report and associated notes.

During the year ended 30 June 2003, the Company incurred an insurance premium in respect of a contract insuring its Directors and former Directors against liabilities arising as a result of work performed in their capacity as Directors of the Company. Details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract are not detailed here, as such disclosure is prohibited under the terms of the contract.

Jupiters Limited has entered into agreements with each of the Directors and the Company Secretary to indemnify them against any liability incurred in connection with or as a consequence of acting in their capacity as Directors or Company Secretary and other approved capacities of the Company and any controlled entities. The Company has agreed to indemnify them against any liability for legal costs incurred by them in investigating or defending legal actions against them as a consequence of acting in their capacity as Directors or Company Secretary. The indemnity does not extend to matters against which the Directors and the Company Secretary may not be indemnified in accordance with the Corporations Act (2001). Pursuant to the agreements, the Company may lend funds to such persons to cover legal costs pending the outcome of any legal proceedings on such terms (including terms relating to interest, repayment and security) as the Company thinks fit.

Directors' Remuneration

The remuneration of Directors is subject to periodic review by the Remuneration Committee and is set following consideration of advice from independent remuneration consultants. The maximum level of Directors' fees payable annually to non-executive Directors is approved by the ordinary shareholders.

The remuneration of the Managing Director is reviewed periodically by the Remuneration Committee and set following consideration of the individual's performance and advice from independent remuneration consultants.

The incentive plan arrangement for the Managing Director is designed to align his interests with those of the Company's shareholders and to encourage performance at the highest levels. This arrangement is based on the achievement of specific individual and company performance targets.

Directors' remuneration in respect of the financial year is as follows:

	Annual Emoluments			Long-Term Emoluments		
	Salary / Fees	Options*	Incentive	Other Benefits**	Superannuation Contributions	Total
	$	$	$	$	$	$
L.J. Willett	183,750	–	–	–	15,188	198,938
Sir F. Moore	90,000	–	–	–	–	90,000
P. Morris	90,000	–	–	–	6,750	96,750
J.D. Story	90,000	–	–	–	6,750	96,750
R.A. Hines	729,670	188,333	208,000	74,885	10,519	1,211,407

* refer section headed Options below

** inclusive of fringe benefits tax

In addition to the above remuneration paid by Jupiters Limited, Messrs Willett, Moore and Story were paid remuneration by a controlled entity (Breakwater Island Limited) in their capacities as directors of that entity. Mr Willett was paid $24,176 in fees plus $2,175 in superannuation contributions. Sir Frank Moore was paid $17,568 in fees. Mr Story was paid $16,118 in fees plus $1,450 in superannuation contributions.

Executive Officers' Remuneration

The remuneration of Executive Officers of the Company is reviewed periodically by the Remuneration Committee of the Board and set following consideration of the performance of the persons concerned and advice from independent remuneration consultants.

The incentive plan arrangements for Executive Officers are designed to align the executives' interests with those of the Company's shareholders and to encourage performance at the highest levels. These arrangements are based on the achievement of specific individual and company performance targets.

Executive Officers' remuneration in respect of the financial year is set out below. Executive Officers are those officers of the Company who are involved in, concerned with, or take part in the strategic management of the affairs of the Consolidated Entity. These individuals, together with the Managing Director, comprise the Consolidated Entity's complete senior executive team.

	Annual Emoluments			Long-Term Emoluments		
	Salary	Options*	Incentive	Other Benefits**	Superannuation Contributions	Total
	$	$	$	$	$	$
L.M. Carsley	357,924	56,500	150,000	42,818	10,519	617,761
P.C. Trathen	362,924	56,500	100,000	28,243	10,519	558,186
P.B. Morgan	314,037	37,667	25,000	26,018	10,519	413,241

* refer section headed Options below

** inclusive of fringe benefits tax

Options

During the previous financial year, the Company granted options over unissued ordinary shares to the following Executive Officers and Managing Director of the Company (refer next page). The Managing Director's options were approved by shareholders.

The options were valued at $1.13 on average on the initial grant date based on a calculation using the internationally accepted Black Scholes option pricing methodology performed by an independent specialist. However, the percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. In accordance with the terms of the proposed merger between the Company and TABCORP, TABCORP has offered to acquire all outstanding options for at least $2.07 each. Refer to Note 29 in the accompanying financial report for details.

For the purposes of valuing the remuneration of the Managing Director and Executive Officers, a pro rata (one third) portion of the full options valuation determined on the initial grant date has been allocated to the year ended 30 June 2003. This allocation has not been expensed in the Statement of Financial Performance.

Directors' Report continued

for the year ended 30 June 2003

	Number of Options Granted	Exercise Price	Expiry Date
R.A. Hines	500,000	$4.54	30 August 2011
L.M. Carsley	150,000	$4.54	30 August 2011
P.C. Trathen	150,000	$4.54	30 August 2011
P.B. Morgan	100,000	$4.54	30 August 2011

At the date of this report the following options over unissued ordinary shares of the Company were outstanding:

Expiry Date	Exercise Price	Number of Options
30 August 2011	$4.54	1,470,000
5 November 2011	$4.38	50,000

During or since the end of the financial year there were 14,750 options exercised and 125,250 options expired.

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year were as follows:

Director	Board		Audit Committee		Remuneration Committee		Compliance Committee	
	A	B	A	B	A	B	A	B
Mr L.J. Willett	17	17	2	2	2	2	–	–
Mr R.A. Hines	17	17	–	–	–	–	–	–
Sir Frank Moore	17	17	2	2	–	–	4	4
Ms P. Morris	16	17	2	2	2	2	–	–
Mr J.D. Story	17	17	2	2	2	2	–	–

A – Number of meetings attended
B – Number of meetings eligible to attend

Ms Morris is Chairman of, and Mr Hines is a member of, the Merger Due Diligence Committee and both Directors attended the six meetings held during the financial year. Mr Story is Chairman of the Centrebet Sale Committee and attended the six meetings held during the year.

Environmental Regulation Performance

The Consolidated Entity's environmental obligations and waste discharge quotas are regulated under both State and Federal law. All environmental performance obligations are overviewed by an Executive Environmental Committee and are subject from time to time to Government review. The Consolidated Entity has a policy of not only complying with, but in many cases exceeding, its environmental performance obligations. During the year ended 30 June 2003, there were no issues of significant environmental non compliance.

Rounding of Amounts

The Company is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in this report and the financial report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of Directors.

L.J. WILLETT
Chairman

R.A. HINES
Managing Director

Brisbane
12 August 2003

Statements of Financial Performance

for the year ended 30 June 2003

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Company 2003 $000	Company 2002 $000
Operating revenues:					
Casino		462,979	481,373	440,219	458,297
Hotel		134,955	125,894	117,811	109,975
Other gaming and wagering		149,767	144,345	–	–
Gaming equipment sales and technology services		36,067	39,600	15,727	16,565
		783,768	791,212	573,757	584,837
Other revenue	3	3,944	5,061	54,376	16,635
Total revenue from ordinary activities		787,712	796,273	628,133	601,472
Employee related expenses		(231,849)	(223,449)	(182,185)	(178,021)
Government gaming taxes and fees/community benefit contribution		(114,454)	(117,204)	(91,757)	(92,802)
Marketing expenses		(93,980)	(89,357)	(85,846)	(79,788)
Depreciation and amortisation expense	3	(53,968)	(54,422)	(30,287)	(29,546)
Borrowing costs	3	(37,476)	(30,350)	(35,550)	(28,233)
Cost of providing technology services		(26,192)	(24,346)	–	–
Commissions paid to Queensland Keno agents		(25,210)	(23,467)	–	–
Cost of goods sold		(23,555)	(24,569)	(33,762)	(33,075)
Property and energy costs		(22,440)	(21,096)	(18,766)	(18,294)
Management fees		(18,549)	(20,109)	(18,549)	(20,109)
Other expenses from ordinary activities		(50,958)	(42,599)	(21,936)	(12,517)
Profit from ordinary activities before income tax expense		89,081	125,305	109,495	109,087
Income tax expense relating to ordinary activities	6	(30,013)	(46,516)	(18,113)	(34,420)
Net profit – before outside equity interest		59,068	78,789	91,382	74,667
Net profit - attributable to outside equity interest		(549)	(720)	–	–
Net profit – attributable to members of the Company		58,519	78,069	91,382	74,667
Total expenses adjustments attributable to members of the Company and recognised directly in equity due to a decrease in retained profits on adoption of revised accounting standard AASB1028 "Employee Benefits".	2	(170)	–	(96)	–
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the Company		58,349	78,069	91,286	74,667
Basic earnings per share:					
Ordinary shares (cents)	5	29.0	33.6		
Diluted earnings per share:					
Ordinary shares (cents)	5	29.0	33.6		

The accompanying notes form an integral part of the statements of financial performance

Statements of Financial Position

as at 30 June 2003

	Note	Consolidated 2003 $000	Consolidated 2002 $000	Company 2003 $000	Company 2002 $000
CURRENT ASSETS:					
Cash assets		77,933	85,301	56,313	58,940
Receivables	8	21,763	18,420	10,894	13,329
Inventories		13,097	14,098	11,240	7,318
Other	9	31,849	16,096	14,793	13,964
Total current assets		144,642	133,915	93,240	93,551
NON-CURRENT ASSETS:					
Financial assets	10	–	–	548,119	519,107
Property, plant and equipment	11	758,842	746,867	352,117	334,038
Intangibles	12	106,691	122,831	18,433	20,900
Deferred tax assets		3,241	–	828	–
Other	13	39,000	63,718	39,000	63,718
Total non-current assets		907,774	933,416	958,497	937,763
Total assets		1,052,416	1,067,331	1,051,737	1,031,314
CURRENT LIABILITIES:					
Payables	14	87,486	91,752	52,304	53,525
Interest bearing liabilities	16	45,347	1,827	45,347	1,827
Current tax liabilities		6,122	21,348	1,569	14,002
Provisions	15	20,196	38,322	14,347	32,016
Other	17	12,326	–	12,326	–
Total current liabilities		171,477	153,249	125,893	101,370
NON-CURRENT LIABILITIES:					
Interest bearing liabilities	16	392,270	431,695	392,270	428,995
Deferred tax liabilities		–	2,358	–	3,653
Provisions	15	9,705	10,622	7,273	9,487
Net loans – controlled entities		–	–	19,021	52,117
Total non-current liabilities		401,975	444,675	418,564	494,252
Total liabilities		573,452	597,924	544,457	595,622
Net assets		478,964	469,407	507,280	435,692
EQUITY:					
Contributed equity	18	312,954	310,457	312,954	310,457
Retained profits	4	166,010	127,592	194,326	125,235
Parent entity interest		478,964	438,049	507,280	435,692
Outside equity interest	19	–	31,358	–	-
Total equity		478,964	469,407	507,280	435,692

The accompanying notes form an integral part of these statements of financial position

Statements of Cash Flows

for the year ended 30 June 2003

	Note	Consolidated		Company	
		2003	2002	2003	2002
		$000	$000	$000	$000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:					
Cash receipts in the course of operations		781,438	808,215	578,278	601,775
Cash payments in the course of operations		(603,750)	(590,618)	(450,854)	(449,511)
Distributions received		-	-	683	1,367
Interest received		1,619	2,990	977	1,736
Borrowing costs		(42,305)	(26,485)	(42,179)	(20,712)
Income taxes paid		(51,441)	(57,912)	(35,026)	(50,203)
Net cash provided by operating activities	20(b)	85,561	136,190	51,879	84,452
CASH FLOWS USED IN INVESTING ACTIVITIES:					
Purchase of property, plant and equipment		(63,005)	(46,313)	(46,817)	(36,161)
Purchase of businesses		-	(2,000)	-	-
Increased ownership interest in controlled entity	20(d)	(26,581)	-	(26,581)	-
Proceeds from sale of property, plant and equipment	3	1,306	189	1,252	45
Net cash used in investing activities		(88,280)	(48,124)	(72,146)	(36,116)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:					
Proceeds from issue of reset preference shares	16	-	190,174	-	190,174
Proceeds from the exercise of options	18	67	-	67	-
Share buy-back	18	-	(181,533)	-	(181,533)
Borrowing costs capitalised		-	(6,852)	-	(6,852)
Proceeds from borrowings	16	140,500	60,000	140,000	60,000
Repayment of borrowings	16	(98,200)	(129,800)	(95,000)	(126,500)
Repayment of finance lease		(1,919)	(1,714)	(1,919)	(1,714)
Loan repayments from controlled entities		-	-	18,835	43,752
Ordinary dividends paid		(45,097)	(49,782)	(44,343)	(48,272)
Net cash from/(used in) financing activities		(4,649)	(119,507)	17,640	(70,945)
Net decrease in cash		(7,368)	(31,441)	(2,627)	(22,609)
Cash at the beginning of the financial year		85,301	116,742	58,940	81,549
Cash at the end of the financial year	20(a)	77,933	85,301	56,313	58,940

The accompanying notes form an integral part of these statements of cash flows

Notes to the Financial Statements

at 30 June 2003

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act (2001). It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

Consolidation

The consolidated financial report comprises the financial report of Jupiters Limited (the "Company") and its controlled entities (referred to collectively as the "Consolidated Entity"). The consolidation process eliminates all inter-entity balances and transactions and reflects the application of the Company's accounting policies on a consistent basis throughout the Consolidated Entity and, unless otherwise stated, are consistent with those of the previous year.

The Company reports receivables and payables with controlled entities on a net basis.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Casino and other gaming revenues represent the aggregate of gaming wins and losses after allowances.

Revenue from the provision of services is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

Revenue from the sale of goods is recorded when control in the goods being sold passes to the buyer, it is probable consideration will pass from the buyer in accordance with an established arrangement and the amount of consideration can be reliably measured.

Cost of Goods Sold

Cost of goods sold relates to the sale of food, beverage and gaming equipment.

Income Tax

Tax effect accounting has been adopted in preparing this financial report. Income tax expense is calculated on the accounting profit adjusted for permanent differences.

To the extent that timing differences occur between the time items are taken up for accounting purposes and when they are taken into account for determination of taxable income, the related taxation liability or benefit is calculated at the tax rate expected to apply when the differences reverse.

At 30 June 2003, the Consolidated Entity had not elected to form a consolidated group for taxation purposes. The formation of a consolidated group for taxation purposes in the future is not expected to materially affect the carrying value of the Consolidated Entity's deferred tax assets and liabilities. The Consolidated Entity is expected to form a consolidated group for taxation purposes in the year ending 30 June 2004.

Gaming Taxes and Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority (in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable) and receivables and payables are stated with the amount of GST included.

Prima facie gaming taxes are brought to account on a gross basis in the Statements of Financial Performance. Pursuant to agreements between the Federal and State Governments, any GST payable on the related gaming activities is deducted from those gaming tax remittances and paid to the Federal Government.

Inventories

Inventories which include food, beverages, general stores and computer hardware are stated at the lower of cost and net realisable value. They comprise raw materials, work in progress and finished goods. Cost is assigned on a weighted average cost basis.

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES *continued:*

Government Funded Development

The Company is currently developing a convention and exhibition centre on behalf of the State of Queensland. Development costs are generally reimbursed by the State within one month of them being paid. Development costs incurred and not yet reimbursed are classified as current receivables.

Non-Current Assets

Land, buildings and casino licences are recorded at cost of acquisition or development. The Gold Coast and Townsville casino licences are issued in perpetuity and the Brisbane casino licence expires in April 2070.

Buildings, plant and equipment and where appropriate, casino licences are depreciated over their estimated useful lives on a straight line basis with depreciation on buildings and applicable casino licences applying a rate of 1% – 1.3%, plant and equipment – owned applying a rate of 7% – 33%, and plant and equipment – leased applying a rate of 20%.

All non-current assets are reviewed semi-annually to determine whether their carrying amounts require write down to recoverable amount. Recoverable amount is determined using net cash flows discounted at 10.9% to present values.

Investments in controlled entities are carried in the Company's financial report at the lower of cost and recoverable amount.

The acquisition of the management contract in respect of Jupiters Townsville Hotel & Casino is recorded at cost and is being amortised over the period of the extended term of the contract of 22 years.

Deferred borrowing expenses are amortised over the term of the related financial instrument.

Leased Assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability. Gains or losses on the sale and leaseback of assets are deferred and amortised over the lease term when the lease is a finance lease.

Operating lease assets are not capitalised and rental payments are charged to profit on a basis to match the expense with the economic benefits consumed from the leased asset in each period. Where rental payments are expected to produce economic benefits in a future period, a prepayment of rent is recognised in the Statements of Financial Position (refer Note 13).

Goodwill/Discount on Acquisition

On acquisition of a controlled entity or a business, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as either goodwill on acquisition or as a discount on acquisition which is allocated between the non-monetary assets of the controlled entity.

Purchased goodwill is amortised on a straight line basis for AWA Limited at twenty years and for Centrebet at seven years. The unamortised balance of goodwill is reviewed at each balance date and charged to the Statement of Financial Performance to the extent that applicable future benefits are no longer probable.

Provisions

Provisions are recognised when the Consolidated Entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividend is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Provision for Employee Benefits

Provision has been made in the financial reports for benefits accruing to employees in relation to such matters as annual leave and long service leave and are based on remuneration rates which are expected to be paid when the liability is settled. On-costs are included in the determination of provisions.

Notes to the Financial Statements continued

at 30 June 2003

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued:

Self Insurance of Queensland Workers Compensation Liabilities

From 1 July 2002, the Consolidated Entity self insures its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a licence from WorkCover Queensland. Liabilities that may arise in this regard are contingent on claims by employees. At each reporting date, the liability recognised for the Consolidated Entity's potential workers' compensation liabilities in respect of its Queensland employees is measured in accordance with an independent actuarial valuation. The valuation makes allowance for the Consolidated Entity's estimated claims liability, residual liability and outstanding liability (refer Note 15).

Foreign Currency Translation

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction. Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Financial Instruments

Ordinary share capital is recorded at a value equivalent to the total consideration received less the costs of issuing shares. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Reset preference shares exhibit characteristics of liabilities and are recognised as liabilities in the Statements of Financial Position. The corresponding dividends are charged as borrowing costs in the Statements of Financial Performance.

Trade debtors primarily represent amounts receivable from hotel and casino patrons, and technology services customers of the international sales division and are recorded at transaction amounts. Provision for doubtful debts is recognised to the extent that the recovery of the outstanding receivable balance is considered less than likely to be collected. Such provision is established based on a review of all outstanding amounts at balance date.

Investments in bank accepted bills of exchange are carried at cost. Interest revenue is recognised on an effective yield basis.

Liabilities for trade creditors, other creditors and accruals are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.

Notes payable are recognised when issued at the face value of the notes issued, with any discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Borrowings under a commercial bill facility are recognised when bills are issued with the liability recorded based upon the face value of the bills. The difference between the face value and proceeds received from the bills is recognised as interest expense over the period to maturity.

A cross currency interest rate swap agreement hedges the Company's interest rate and foreign currency exposure in respect of notes payable (refer Note 27). Under the terms of the swap agreement, the Company agrees with the counterparty to exchange the difference between the fixed and floating rate interest amounts and to exchange the principal at an agreed rate of foreign currency conversion. Amounts payable under the cross currency interest rate swap agreement are recognised as a component of interest expense as they accrue.

2 CHANGE IN ACCOUNTING POLICIES:

Provision for Dividends

The application of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", has resulted in a change in the timing of recognition of the dividend provision. Previously, the Consolidated Entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividend has been declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $22,902,204 (refer Note 4). In accordance with the new standard, no provision for final dividend has been recognised for the year ended 30 June 2003. Recognition of this dividend occurred at the date of this financial report and accordingly will be included in the financial report for the year ending 30 June 2004.

2 **CHANGE IN ACCOUNTING POLICIES** continued:

Employee Benefits

The revised Accounting Standard AASB1028 "Employee Benefits", has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the Consolidated Entity measured the provision for annual leave based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised standard, the provision for annual leave is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by $170,562. In addition, current year profits have decreased by $75,969 due to an increase in the employee benefits expense. Current provisions at 30 June 2003 have also increased by $246,531 as a result of the change in accounting policy.

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
3 NOTES TO THE STATEMENTS OF FINANCIAL PERFORMANCE:				
Operating revenues:				
Services	689,007	701,769	492,856	510,453
Goods	94,761	89,443	80,901	74,384
	783,768	791,212	573,757	584,837
Other revenue:				
Interest from other persons	1,790	2,826	1,138	1,860
Distribution from Breakwater Island Trust	–	–	–	547
Dividends and distributions from wholly owned group	–	–	51,931	13,995
Proceeds from sale of property, plant and equipment	1,306	189	1,252	45
Other	848	2,046	55	188
	3,944	5,061	54,376	16,635
Depreciation and amortisation expense:				
Depreciation of:				
Buildings	1,486	1,172	–	–
Plant and equipment	36,244	38,701	21,861	22,845
Amortisation of:				
Leased assets	5,958	4,892	5,958	4,892
Goodwill	7,812	7,848	–	–
Management contract	524	524	524	524
Deferred borrowing costs	1,944	1,285	1,944	1,285
	53,968	54,422	30,287	29,546
Borrowing costs:				
Bank loans and overdraft	2,493	2,750	2,367	2,426
Reset preference shares classified as liabilities	15,499	3,453	15,499	3,453
Unsecured notes	19,403	19,420	17,603	17,627
Interest penalty – Australian Taxation Office	–	4,531	–	4,531
Finance charges relating to leases	81	196	81	196
	37,476	30,350	35,550	28,233
Other expenses:				
Property lease rentals	5,435	5,533	6,112	6,080
Bad debts written off and provision for doubtful debts	5,197	394	4,862	380

Notes to the Financial Statements continued

at 30 June 2003

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
4 RETAINED PROFITS AND DIVIDENDS:				
Retained profits				
Retained profits at the beginning of the financial year	127,592	123,881	125,235	124,322
Net profit	58,519	78,069	91,382	74,667
Adjustment arising from adoption of revised Accounting Standard:				
AASB 1028 "Employee Benefits"	(170)	–	(96)	–
AASB 1044 "Provisions, contingent liabilities and contingent assets"	22,902	–	22,902	–
Interim dividend of 11 cents per share, fully franked at 30% (2001: 10 cents per share, fully franked at 30%)	(22,195)	(24,136)	(22,195)	(24,136)
Final dividend in prior year of 11 cents per share, fully franked at 30%	–	(22,148)	–	(22,148)
Dividends and other equity distribution paid	(22,902)	–	(22,902)	–
Final distribution in prior year of 1 cent per unit, fully franked at 30%, paid by Breakwater Island Trust to outside equity interests	–	(754)	–	–
Over provision of prior year final distribution payable by Breakwater Island Trust to outside equity interests	–	150	–	–
Share buy-back	–	(27,470)	–	(27,470)
Reclassification of retained earnings on acquisition of controlled entity	2,264	–	–	–
Retained profits at the end of the financial year	166,010	127,592	194,326	125,235
Equity				
Total equity at the beginning of the financial year	469,407	620,644	435,692	590,447
Total changes in equity recognised in the Statements of Financial Performance	58,519	78,069	91,382	74,667
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	(170)	–	(96)	–
Transactions with owners				
– dividends	(22,195)	(47,038)	(22,195)	(46,284)
– share buy-back	–	(183,138)	–	(183,138)
– share issue	2,497	–	2,497	–
Over provision of prior year final distribution payable by Breakwater Island Trust to outside equity interests	–	150	–	–
Outside equity interests in net profit	–	720	–	–
Cessation of outside equity interest (refer Note 20 (d))	(31,358)	–	–	–
Reclassification of retained earnings on acquisition of controlled entity	2,264	–	–	–
Total equity at the end of the financial year	478,964	469,407	507,280	435,692
Franking Credits				
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for as Current Tax Liabilities in the financial report.	108,512	82,215	80,642	69,580

Allowing for the Company's final dividend declared at the date of signing this Financial Report, the balance of the Company's franking account would be $70.2 million and that of the Consolidated Entity would be $98.1 million.

Dividend Reinvestment Plan

On 21 February 2003, the Company introduced a dividend reinvestment plan (the "Plan"). Under the Plan, shareholders could elect to receive ordinary shares in the Company in lieu of any ordinary dividend. In respect of the ordinary dividend paid in February 2003, 738,625 ordinary shares were acquired on market in accordance with calculations in the Plan rules. The Plan was suspended on 12 June 2003.

5 EARNINGS PER SHARE:

Only ordinary shares are included in the calculation of basic earnings per share. Reset preference shares are classified as liabilities and are not included in ordinary shares for the purposes of calculating either basic or diluted earnings per share (refer Note 16). Options outstanding under the executive share option plan are considered potential ordinary shares and have been included in diluted earnings per share (refer Note 22).

Earnings used in the calculation of basic and diluted earnings per share comprise the net profit attributable to members of the Company of $58,518,685 (2002: $78,069,335). The weighted average number of ordinary shares of 201,521,688 (2002: 232,587,741) and 201,849,140 (2002: 232,852,111) has been used in the calculation of basic and diluted earnings per share, respectively.

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
6 INCOME TAX:				
The difference between income tax expense provided in the financial report and the prima facie income tax expense is reconciled as follows:				
Prima facie income tax expense calculated at 30% on profit from ordinary activities	26,724	37,592	32,848	32,726
Tax effect of permanent differences:				
Dividends from controlled entities	–	–	(15,579)	(4,198)
Amortisation of goodwill	2,344	2,354	–	–
Brisbane hotel/casino rental disallowed	800	6,731	800	6,731
Merger costs (refer Note 29)	1,186	–	1,186	–
Other	(1,041)	(161)	(1,142)	(839)
Income tax expense	30,013	46,516	18,113	34,420

On 25 June 2002, the Full Federal Court of Australia ruled in favour of the Australian Taxation Office to disallow certain rental deductions claimed by the Company in relation to the lease of the Brisbane hotel/casino complex. The cumulative effect of this decision was recognised in the year ended 30 June 2002.

	Consolidated		Company	
	2003	2002	2003	2002
	$	$	$	$
7 REMUNERATION OF AUDITORS AND OPERATOR:				
Auditors				
The following remuneration was received or receivable by the auditor of the Consolidated Entity, excluding Centrebet Pty Ltd, in respect of:				
Audit of the financial report – Arthur Andersen	–	206,000	–	81,000
Audit of the financial report – Ernst & Young	474,782	157,000	210,361	99,000
Regulatory and tax compliance services – Arthur Andersen	–	417,000	–	272,000
Regulatory and tax compliance services – Ernst & Young	490,245	49,000	353,345	35,000
Internal audit – Arthur Andersen	–	238,000	–	238,000
Internal audit – Ernst & Young	168,689	40,000	140,139	40,000
Taxation advice re merger-Ernst & Young (refer Note 29)	418,132	–	418,132	–
Taxation advice re Centrebet divestment – Ernst & Young	54,410	–	54,410	–
Other – Arthur Andersen	–	236,000	–	–
Other – Ernst & Young	143,859	–	–	–
Other includes international tax advice and information technology related services (2002: tax and other services in connection with the share buy-back and issue of reset preference shares in the year ended 30 June 2002)				
The following remuneration was received or receivable by the auditor of [illegible] in respect of audit of the financial report	25,000	25,000		

Notes to the Financial Statements continued

at 30 June 2003

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
7 REMUNERATION OF AUDITORS AND OPERATOR continued:				
Operator				
Fees are payable to the Operator, B.I. Gaming Corporation, pursuant to a Management Agreement for the operation of Conrad Jupiters and a Management Agreement and Licence Agreement for the operation of Conrad Treasury as follows:				
Management fees	18,549	20,109	18,549	20,109
Other services	921	1,034	921	1,034
Reimbursable expenses	4,053	3,409	4,053	3,409
8 RECEIVABLES:				
Trade debtors	31,263	20,304	19,273	10,365
Less provision for doubtful debts	(12,472)	(7,275)	(10,967)	(6,106)
	18,791	13,029	8,306	4,259
Other receivables	2,972	5,391	2,588	9,070
	21,763	18,420	10,894	13,329
9 OTHER CURRENT ASSETS:				
Prepayments	12,104	11,096	9,793	8,964
Security deposit (refer Note 13)	5,000	5,000	5,000	5,000
Centrebet non-current assets to be sold	14,745	–	–	–
	31,849	16,096	14,793	13,964
10 FINANCIAL ASSETS:				
Securities quoted on prescribed stock exchanges:				
Units in controlled entity – at cost	–	–	–	22,131
Securities not quoted on prescribed stock exchanges:				
Units/shares in controlled entities – at cost	–	–	548,119	496,976
	–	–	548,119	519,107

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
11 PROPERTY, PLANT AND EQUIPMENT:				
Land, buildings and casino licences:				
Cost				
Opening balance	650,201	650,201	279,880	279,880
Disposal	(1,025)	-	(1,025)	-
	649,176	650,201	278,885	279,880
Accumulated depreciation and amortisation				
Opening balance	37,669	33,189	24,581	21,273
Depreciation and amortisation	6,291	4,480	4,835	3,308
Closing balance	43,960	37,669	29,416	24,581
Net book value	605,216	612,532	249,469	255,299
Transfer security deposit and prepaid rent relating to Brisbane Hotel/Casino to other non-current assets (refer Note 13)	(44,528)	(45,194)	(44,528)	(45,194)
	560,688	567,338	204,941	210,105
Plant and equipment:				
Cost				
Opening balance	456,810	412,065	260,171	224,654
Additions	64,292	46,723	47,816	36,052
Disposals	(4,866)	(1,978)	(3,930)	(535)
Closing balance	516,236	456,810	304,057	260,171
Accumulated depreciation				
Opening balance	279,021	241,918	137,978	114,840
Depreciation	29,836	37,103	19,142	23,138
Closing balance	308,857	279,021	157,120	137,978
Net book value	207,379	177,789	146,937	122,193
Transfer to other current assets pending Centrebet sale (refer Note 9)	(9,464)	-	-	-
	197,915	177,789	146,937	122,193
Leased equipment:				
Cost (no movements)	8,164	8,164	8,164	8,164
Accumulated amortisation				
Opening balance	6,424	4,840	6,424	4,840
Amortisation	1,501	1,584	1,501	1,584
Closing balance	7,925	6,424	7,925	6,424
Net book value	239	1,740	239	1,740
Total property, plant and equipment, net	758,842	746,867	352,117	334,038

From 1 July 2001, amounts paid in connection with the rental of the Brisbane hotel/casino complex have been reclassified (refer Note 13). This reclassification is reflected in the opening balances of cost and accumulated depreciation and amortisation for land, buildings and casino licences above.

Land, buildings and casino licences, at cost, comprise the freehold land and buildings (including casino licence) of Conrad Jupiters on the Gold Coast (including proximate lands), the leasehold improvements (including casino licence) of Conrad Treasury in Brisbane and the freehold land and buildings (including casino licence) of Breakwater Island Trust. The land, buildings and casino licence of Breakwater Island Trust are carried at the cost to the Consolidated Entity when those assets were first consolidated at 30 June 2000.

Notes to the Financial Statements continued

at 30 June 2003

11 PROPERTY, PLANT AND EQUIPMENT continued:

These assets were valued using a discounted cashflow methodology by the Directors at $1,110 million on 30 June 2003. This valuation is incorporated in the financial report by way of note only.

The valuations reflect the future business cashflows anticipated from the properties and do not determine individual values for land and buildings nor specifically ascribe a value to the casino licences. Accordingly, an accurate or meaningful assessment of separate values of the land and casino licences cannot be made.

Land and buildings (including the casino licence) in respect of Conrad Treasury are subject to a 75 year lease from the Queensland Government which commenced in April 1995.

As most assets are integral to the operations of the Consolidated Entity and as there is no intention to sell them, capital gains tax has not been taken into account.

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
12 INTANGIBLES:				
Goodwill, at cost	123,028	123,971	-	-
Accumulated amortisation	(29,851)	(22,040)	-	-
Goodwill, net	93,177	101,931	-	-
Transfer to current assets pending Centrebet sale (refer Note 9)	(4,919)	-	-	-
	88,258	101,931	-	-
Management contract, at cost	11,820	11,820	11,820	11,820
Accumulated amortisation	(2,146)	(1,623)	(2,146)	(1,623)
Management contract, net	9,674	10,197	9,674	10,197
Deferred borrowing expenses, at cost	14,923	14,923	14,923	14,923
Accumulated amortisation	(6,164)	(4,220)	(6,164)	(4,220)
Deferred borrowing expenses, net	8,759	10,703	8,759	10,703
Total intangibles, net	106,691	122,831	18,433	20,900
13 OTHER NON-CURRENT ASSETS:				
Security deposit	-	5,000	-	5,000
Prepaid rent	39,000	34,666	39,000	34,666
Hedge receivable – restatement of unsecured notes hedge (refer Notes 1 and 17)	-	24,052	-	24,052
Total other non-current assets	39,000	63,718	39,000	63,718

In 1995, at the commencement of the 75 year lease of the Brisbane hotel/casino, a security deposit of $50.0 million was paid to the Queensland Government to secure future lease rentals. The deposit is refunded in each of the first ten years of the lease at $5.0 million per annum.

The rental payments under the lease comprise $8.0 million per annum in each of the first ten years of the lease and $1.0 million per annum in each of the remaining 65 years of the lease. In order to match the expense with the economic benefits expected to be consumed from the leased asset in each period, rent expense of $3.7 million per annum is recognised in each of the first ten years of the lease and $1.7 million per annum is to be recognised in each of the remaining 65 years of the lease. The excess of the cash rental payments over the rent expense recognised during the first ten years of the lease gives rise to prepaid rent which will reduce after the initial ten year period.

The security deposit and prepaid rent amounts were previously included in property, plant and equipment.

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
14 PAYABLES:				
Trade creditors	33,947	31,340	16,036	12,684
Other creditors and accruals	53,539	60,412	36,268	40,841
	87,486	91,752	52,304	53,525
15 PROVISIONS:				
CURRENT:				
Employee benefits	12,802	13,473	11,615	9,660
Dividends	–	22,148	–	22,148
Self insurance – Queensland workers' compensation	2,565	–	2,392	–
Other	4,829	2,701	340	208
	20,196	38,322	14,347	32,016
NON-CURRENT:				
Employee benefits	9,705	10,622	7,273	9,487
Aggregate employee benefits	22,507	24,095	18,888	19,147
The number of employees on a full time equivalent basis as at 30 June was:	4,235	4,164	3,365	3,369

In accordance with the WorkCover Queensland Act 1996, the Consolidated Entity has obtained insurance from a third party to limit its exposure in respect of any individual claim to a maximum of $0.5 million. In accordance with that Act the Consolidated Entity has provided a Bank Guarantee in favour of WorkCover Queensland for $5.0 million. WorkCover Queensland has funded the Consolidated Entity for workers' compensation claims related to injuries sustained by its Queensland employees prior to 1 July 2002 to a limit of $2.2 million.

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
16 INTEREST BEARING LIABILITIES:				
Unsecured notes	202,096	238,474	202,096	238,474
Reset preference shares – unsecured	190,174	190,174	190,174	190,174
Commercial bills – unsecured	45,000	–	45,000	–
Commercial bills – secured	–	2,700	–	–
Lease liabilities – secured	347	2,174	347	2,174
	437,617	433,522	437,617	430,822
Less current maturities:				
Lease liabilities	(347)	(1,827)	(347)	(1,827)
Commercial bills – unsecured	(45,000)	–	(45,000)	–
	(45,347)	(1,827)	(45,347)	(1,827)
Non-current borrowings	392,270	431,695	392,270	428,995

Notes to the Financial Statements continued

at 30 June 2003

16 INTEREST BEARING LIABILITIES continued:

At 30 June 2003, the Consolidated Entity had committed financing facilities available to it of $622.6 million (2002: $628 million) comprising unsecured notes repayable in March 2006, reset preference shares, an unsecured revolving credit facility which expires in April 2004, an unsecured commercial bill standby facility, overdraft facilities and lease facilities.

The notes were issued to institutional investors in the United States of America in March 1999 at a face value of US$135 million and will mature in March 2006. The notes were registered for trading with the U.S. Securities and Exchange Commission in September 1999 and are unsecured senior debt of the Consolidated Entity. The notes rank equally with all other unsecured senior debt of the Consolidated Entity, are primary obligations of Jupiters Limited and are guaranteed by its operating controlled entities.

The notes were issued in U.S. dollars at a fixed coupon of 8.5% and at a discount of 0.64%. A cross currency interest rate swap agreement has been entered into to convert the principal and coupon into Australian dollars at a fixed rate of 9.0% until March 2004.

The notes are issued under an indenture which sets out specific covenants. The full amount outstanding under the indenture becomes payable in various circumstances detailed in the indenture including if coupon payments are not made when due or when transactions are entered into that would cause certain covenants relating to interest cover to be breached.

1,901,735 reset preference shares ("RPS") were issued on 11 April 2002 at a face value of $100 each with a coupon of 8.15% per annum. The coupon is payable semi-annually, is cumulative and ranks senior to the payment of ordinary dividends. The RPS have a ten year term with specified terms able to be reset by the Company at the end of year five. Holders of RPS have the ability to request conversion of their securities to ordinary shares in Jupiters Limited and the Company may convert, repurchase such securities or sell them to a third party. Furthermore, the Company may repurchase the securities at the time of reset, maturity or if the coupon ceases to be tax deductible. Holders of RPS generally have no voting rights except in limited circumstances. The rights of holders of RPS are subordinated to all claims except ordinary shareholders. The RPS are quoted for trading on the Australian Stock Exchange. TABCORP Holdings Limited has offered to acquire the RPS (refer Note 29).

The unsecured revolving credit facility is for $150 million and is provided by a bank syndicate. The average interest rate applicable to amounts drawn under this facility during the financial year was 4.76% (2002: 4.68%).

The full amounts outstanding under the revolving credit facility and the commercial bill facilities become immediately payable (at the lenders' option) in various circumstances detailed in the facility agreements including if repayments are not made when due or certain financial covenants relating to interest cover and gearing levels are breached.

The lease liabilities are secured by the specific assets that are subject to the finance leases that had a carrying value of $0.2 million at balance date. The implicit interest rates on finance leases range from 5.87% to 6.18%. Refer to Note 21(c) for details on the timing and amount of future lease payments.

In addition to the revolving credit facility, the Consolidated Entity has access to a commercial bill standby facility of $50 million. $7 million of this facility has been applied towards a bank guarantee in favour of the State of Queensland in connection with the Company's performance undertakings related to the development of a convention and exhibition centre. A further $5 million of this facility has been applied towards a bank guarantee in favour of WorkCover Queensland in connection with the Consolidated Entity's self insurance of its Queensland workers' compensation liabilities (refer Notes 1 and 15). The commercial bill standby facility is an unsecured facility that is provided on a revolving basis. To the extent that the amounts owing under the facility are repaid, the facility is available to be redrawn.

The Consolidated Entity also has a working capital facility for the purposes of normal operating activities. That facility includes various electronic banking capabilities, credit card services and minor temporary overdraft limits.

The above facilities are subject to periodic review by the provider and the terms of the facilities may be extended at each review.

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
17 OTHER CURRENT LIABILITIES:				
Hedge payable – restatement of unsecured notes hedge (refer Notes 1 and 13)	12,326	–	12,326	–

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
18 CONTRIBUTED EQUITY:				
Ordinary Shares				
Balance at beginning of year	310,457	466,125	310,457	466,125
Shares issued – exercise of options	67	–	67	–
Shares issued – consideration for takeover of Breakwater Island Trust	2,430	–	2,430	–
Shares bought back – 40,011,700 shares	–	(155,668)	–	(155,668)
Balance at end of year 201,784,202 ordinary shares (2002: 201,345,729)	312,954	310,457	312,954	310,457

Share buy-back

On 11 April 2002 a buy-back was completed of 40,011,700 ordinary shares, representing 16.6% of ordinary shares on issue on that date, under the terms of buy-back agreements approved by shareholders. The total consideration paid for shares bought back plus incidentals was $183,138,776 being an average cost of $4.54 per share. In accordance with a private ruling from the Australian Taxation Office, 85% (ie. $155,667,960) of the total consideration was allocated as a return of share capital and 15% (ie. $27,470,816) was treated as a fully franked dividend and allocated against retained profits.

Terms and conditions

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. TABCORP Holdings Limited has offered to acquire the issued ordinary shares (refer Note 29).

During the previous year, reset preference shares were issued and are classified as interest bearing liabilities (refer Note 16).

19 OUTSIDE EQUITY INTEREST:

At 30 June 2002, the outside equity interest in the Consolidated Entity's retained profits was $5,071,000 and in the Consolidated Entity's contributed equity was $26,287,000 (total: $31,358,000).

Notes to the Financial Statements continued

at 30 June 2003

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000

20 NOTES TO THE STATEMENTS OF CASHFLOWS:

(a) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Investments in money market instruments mature within approximately 30 days and had an average yield of 4.70% (2002: 4.65%).

(b) Reconciliation of net cash provided by operating activities to net profit before outside equity interest.

	Consolidated 2003 $000	Consolidated 2002 $000	Company 2003 $000	Company 2002 $000
Net profit before outside equity interest	59,068	78,789	91,382	74,667
Depreciation of property, plant and equipment	43,688	39,873	27,819	22,845
(Profit)/loss on sale of plant and equipment	(14)	144	(32)	151
Amortisation of other non-current assets	10,280	14,549	2,468	6,701
Dividends through intercompany loan accounts	–	–	(51,931)	(13,995)
Decrease/(increase) in assets	(5,193)	38,788	(1,956)	7,133
Increase/(decrease) in liabilities	(1,082)	(15,370)	1,043	6,548
Decrease in income tax provisions and deferred tax balances	(21,186)	(20,583)	(16,914)	(19,598)
Net cash provided by operating activities	85,561	136,190	51,879	84,452

(c) Details of the Consolidated Entity's financing facilities are included in Note 16.

(d) In December 2002, the Consolidated Entity increased its controlling interest of Breakwater Island Trust from 47.5% to 100%. The cash consideration paid including acquisition costs totalled $26.6 million. Assets acquired included current assets, property, plant and equipment totalling $64.5 million, offset by current and non-current liabilities acquired totalling $8.1 million. The resulting discount on acquisition was $0.6 million. Shares to the value of $2.4 million (423,723 Jupiters Limited ordinary shares) were issued as part of the consideration.

21 COMMITMENTS:

(a) Capital Expenditure Commitments

At 30 June 2003, orders had been placed for the completion of building works and purchase of furniture and equipment amounting to $14.1 million (2002: $15 million) and are payable within one year.

The Company has entered into an agreement with the Queensland Government to develop the State funded Gold Coast Convention & Exhibition Centre.

(b) Non-cancellable Operating Leases

Future non-cancellable operating leases not provided for in the financial report are payable as follows:

	Consolidated 2003 $000	Consolidated 2002 $000	Company 2003 $000	Company 2002 $000
Not later than one year	6,181	6,383	3,200	3,200
Later than one year but not later than five years	8,861	12,401	4,800	6,800
Later than five years	73,200	74,400	73,200	74,400
	88,242	93,184	81,200	84,400

	Consolidated		Company	
	2003	2002	2003	2002
	$000	$000	$000	$000
21 COMMITMENTS continued:				
(c) **Finance Leases**				
Finance lease expenditure is payable as follows:				
Not later than one year	356	1,919	356	1,919
Later than one year but not later than five years	–	356	–	356
	356	2,275	356	2,275
Future finance charges	(9)	(101)	(9)	(101)
Net finance lease liability	347	2,174	347	2,174
Reconciled to:				
Current liability	347	1,827	347	1,827
Non-current liability	–	347	–	347
Total lease liability (Note 16)	347	2,174	347	2,174

	Consolidated		Company	
	2003	2002	2003	2002

22 REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS:

(a) **Directors' remuneration**

The numbers of Directors of the Company who were paid, or were due to be paid, income directly or indirectly from the Company or any related party, as shown in the following bands, were:

Band	Company 2003	Company 2002
$ 0 – $ 9,999	–	1
$ 10,000 – $ 19,999	–	1
$ 50,000 – $ 59,999	–	2
$ 80,000 – $ 89,999	–	1
$ 90,000 – $ 99,999	1	–
$ 100,000 – $ 109,999	–	1
$ 110,000 – $ 119,999	2	1
$ 220,000 – $ 229,999	1	1
$ 1,140,000 – $ 1,149,999	–	1
$ 1,210,000 – $ 1,219,999	1	–
The aggregate income of the Directors referred to above:	$1,755,332	$1,788,355

The total of all income paid or payable, directly or indirectly, from the respective entities of which they are a Director, or from any related party, to all the Directors of each entity in the Consolidated Entity was $1,901,096 (2002: $1,842,355).

Notes to the Financial Statements continued

at 30 June 2003

	Consolidated		Company	
	2003	2002	2003	2002
22 REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS continued:				
(b) *Executive officers' remuneration*				
Number of executive officers whose remuneration was within the following bands:				
$ 410,000 – $ 419,999	1	–	1	–
$ 420,000 – $ 429,999	–	1	–	1
$ 540,000 – $ 549,999	–	1	–	1
$ 550,000 – $ 559,999	1	–	1	–
$ 570,000 – $ 579,999	–	1	–	1
$ 610,000 – $ 619,999	1	–	1	–
The aggregate income of the executives referred to above:	$1,589,188	$1,532,776	$1,589,188	$1,532,776

In addition, under management agreements for the operation of Conrad Jupiters and Conrad Treasury, the Operator provides services through executive employees of the Operator.

Directors and executive officers' income does not include insurance premiums paid by the Consolidated Entity in respect of Directors' and Officers' liabilities insurance contracts, as the insurance policies do not specify premiums paid in respect of individual executives.

(c) *Executive Share Option Plan*

An executive share option plan permitted full time and permanent part time employees of the Consolidated Entity to be issued with options over the unissued ordinary shares of Jupiters Limited. The options are issued for a term of 10 years and are exercisable beginning on the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the Australian Stock Exchange. The percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TSR is calculated according to a formula based on a combination of share price appreciation and dividends. The peer group comprises 50 listed industrial companies nearest in size to Jupiters Limited (25 on either side) in terms of market capitalisation of ordinary shares, excluding companies whose sole activity or business is that of funds management, investment, trusteeship or internet business. After three years have elapsed from the date of issue of the options, 50% of the options vest in the relevant employee and may be exercised where TSR equals the TSR of 55% of the companies in the peer group. An additional 2% of the options vest and may be exercised for each percentage point exceeding the TSR of 55% of companies in the peer group. 100% of the options vest and may be exercised where TSR equals or exceeds the TSR of 80% of companies in the peer group. Unvested options lapse.

The options were valued at $1.13 on average on the initial grant date based on a calculation using the internationally accepted Black Scholes option pricing methodology performed by an independent specialist. However, the percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TABCORP Holdings Limited has offered to acquire all outstanding options (refer Note 29).

For the purposes of valuing income of Directors and Executive Officers in Note 22(a) and 22(b) above, a pro rata portion of the full options valuation determined at the initial grant date has been allocated to the year ended 30 June 2003 (one third). Comparatives have been restated for consistency. These allocations of option values have not been expensed in the Statements of Financial Performance.

There were no options granted during the year. 75,250 options were forfeited during the year and 14,750 options were exercised. The closing balance of options on issue at 30 June 2003 was 1,570,000. The market value of the Company's ordinary shares at 30 June 2003 was $6.41 each.

23 RELATED PARTIES:

The names of the Directors of Jupiters Limited holding office during the year were:

Mr L.J. Willett, AO	–	Chairman
Mr R.A. Hines	–	Managing Director
Sir F. Moore, AO	–	Director
Ms P. Morris, AM	–	Director
Mr J.D. Story	–	Director

Mr J.D. Story is a Partner of Corrs Chambers Westgarth, the Consolidated Entity's solicitors. During the year amounts were paid or are payable to the solicitors, representing legal fees incurred on a normal commercial basis and amounted to $3,311,040 (2002: $2,525,312). Of this amount $502,871 (2002: $132,435) was owing at 30 June 2003.

Mr J.D. Story is Chairman of the committee established to oversee the sale of the business of Centrebet Pty Ltd. As compensation for his services to this committee, Mr Story will receive $10,000 at the earliest of the completion of the sale or 19 December 2003.

Ms P. Morris is Chairman of the committee established to oversee due diligence in respect of the merger with TABCORP Holdings Limited. Ms Morris will receive $25,000 at the earliest of the completion of the merger or 19 December 2003.

The Company entered into the following transactions during the year with related parties in the wholly owned group:

- loans were advanced and repayments received on intercompany accounts;
- gaming technology and related services were provided;
- royalties were paid in respect of the keno rights held by Breakwater Island Trust;
- keno agency commissions were paid to Breakwater Island Trust; and
- management fees were paid by Breakwater Island Trust.

A $20 million loan advanced by Jupiters Limited to a controlled entity in a prior period has no fixed term and attracts interest of 9.0% per annum. All other loans were provided interest free with no fixed terms. The other transactions within the wholly owned group were conducted on commercial terms and conditions.

Apart from the details disclosed in these financial reports, no Director has entered into a material contract with the Company or the Consolidated Entity since the end of the previous financial year and there were no contracts involving Directors' interests existing at year end.

The following table shows the interests of Directors in the Company's ordinary shares as at 30 June 2003 and the movements in any such holdings since 1 July 2002.

	2003	2002
Directors:		
Opening balance	114,330	206,973
Purchases	326	34,962
Retirement of Director	-	(127,605)
Closing balance	114,656	114,330

Directors also hold 530 Reset Preference Shares.

Details of other related party transactions are referred to in Notes 22 and 24.

Notes to the Financial Statements continued

at 30 June 2003

24 CONTROLLED ENTITIES:

Investment in Controlled Entities:

Entity	Note	Class of Equity	Ownership 2003 %	Ownership 2002 %
Jupiters Trust		Units	100	100
Breakwater Island Trust		Units	100	48
Breakwater Island Limited		Ord. Shares	100	100
Jupiters Custodian Pty Ltd		Ord. Shares	100	100
Jupiters Gaming Pty Ltd		Ord. Shares	100	100
Jupiters Machine Gaming Pty Ltd		Ord. Shares	100	100
Centrebet Pty Ltd		Ord. Shares	100	100
Jupiters Internet Gaming Pty Ltd		Ord. Shares	100	100
jupiters.com Pty Ltd		Ord. Shares	100	100
AWA Limited	(a)	Ord. Shares	100	100
Jupiters International Pty Ltd	(a)	Ord. Shares	100	100
AWA Wagering Systems Pty Ltd	(a)	Ord. Shares	100	100
ATL Pty Ltd	(a)	A,B & Pref.	100	100
AWA Research and Development Pty Ltd	(a)	Ord. Shares	100	100
AWA Research Marketing Pty Ltd	(a)	Ord. Shares	100	100
AWA Gaming Services Pty Ltd	(a)	Ord. Shares	100	100
AWA Infosec Pty Ltd	(a)	Ord. Shares	100	100
AWA Infosec Trust		Units	100	100
Jupiters Gaming (NSW) Pty Ltd *(formerly Club Gaming Systems Pty Ltd)*		Ord. Shares	100	100
Club Gaming Systems (Holdings) Pty Ltd		Ord. Shares	100	100
The CGS Trust		Units	100	100
Palatron Pty Ltd	(a)	Ord. Shares	100	100
Syndicate (Co.1) Pty Ltd	(a)	Ord. Shares	100	100
AWA Enterprises Pty Ltd	(a)	Ord. Shares	100	100
AWA Enterprises Trust		Units	100	100
AWA Investor (No.2) Pty Ltd	(a)	Ord. Shares	100	100
AWA Investor (No.4) Pty Ltd	(a)	Ord. Shares	100	100
AWA Investor (No.5) Pty Ltd	(a)	Ord. Shares	100	100
AWA Investor (No.6) Pty Ltd	(a)	Ord. Shares	100	100
AWA Gaming Machines Pty Ltd	(a)	Ord. Shares	100	100
AWA Microelectronics Pty Ltd		Ord. Shares	100	89
AWA New Media Pty Ltd		Ord. Shares	100	100
Hotel Gaming Systems Pty Ltd		Ord. Shares	100	100
Sunshinelink Pty Ltd		Ord. Shares	100	100
Radcoy (No.1) Limited		Ord. Shares	100	100
Expanse Electronics Limited		Ord. Shares	100	100
Millers Mechanical Equipment (NZ) Limited		Ord. Shares	100	100
Penchant Pty Ltd		Ord. & Pref. Shares	100	100
Macquarie Syndication (No.1) Pty Ltd		Ord. & Pref. Shares	100	100
Jupiters UK Limited		Ord. Shares	100	100
A.C.N. 082 231 383 Pty Ltd (formerly Jupiters Gaming (NSW) Pty Ltd)		Ord. Shares	100	100
Centrebet Limited		Ord. Shares	100	–
AWA Technology & Environmental Services Pty Ltd		Ord. Shares	100	–

24 CONTROLLED ENTITIES continued:

Notes:

(a) These companies are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly owned entities have been relieved from the requirements to prepare a financial report and Directors' Report under Class Order 98/1418 (as amended by Class Order 98/2017) issued by the Australian Securities and Investments Commission. These companies represent a "Closed Group" for the purposes of the Class Order and as there are no other parties to the Deed of Cross Guarantee that are controlled by AWA Limited, they also represent the "Extended Closed Group".

(b) All controlled entities are incorporated in Australia except for Expanse Electronics Limited and Millers Mechanical Equipment (NZ) Limited which are incorporated in New Zealand and Centrebet Limited and Jupiters UK Limited which are incorporated in the United Kingdom.

(c) The ultimate controlling entity of the Consolidated Entity is Jupiters Limited.

	Year Ended 30 June 2003 $000	Year Ended 30 June 2002 $000
Statement of Financial Performance of the Closed Group:		
Revenue from ordinary activities:		
Gaming equipment sales and technology services	45,738	41,638
Trust distribution	9,959	10,200
Other revenue	677	123
Total revenue from ordinary activities	56,374	51,961
Cost of goods sold	(1,424)	(1,983)
Employee related expenses	(22,064)	(17,381)
Depreciation and amortisation expense	(1,248)	(683)
Other expenses from ordinary activities	(21,801)	(22,799)
Profit from ordinary activities	9,837	9,115
Income tax expense	(2,335)	(568)
Net profit	7,502	8,547

	As at 30 June 2003 $000	As at 30 June 2002 $000
Statement of Financial Position of the Closed Group:		
Total current assets	57,949	53,895
Total non-current assets	8,773	8,925
Total assets	66,722	62,820
Total current liabilities	11,543	10,966
Total non-current liabilities	50	4,268
Total liabilities	11,593	15,234
Net assets	55,129	47,586
Contributed equity	42,931	42,931
Retained earnings	12,198	4,655
Total equity	55,129	47,586

Notes to the Financial Statements continued

at 30 June 2003

25 SUPERANNUATION COMMITMENTS:

The Consolidated Entity contributed in respect of employees to the Jupiters Limited Superannuation Fund, Host Plus Queensland Pty Ltd trading as Host Super, Sunsuper Superannuation Fund, Superannuation Trust of Australia, MLC Employee Retirement Plan, CARE Superannuation Plan and JUST Super.

All funds provide lump sum accumulation type benefits payable on retirement, early retirement, death, disablement and resignation.

Beyond the agreed contributions to the various funds, Jupiters Limited has no financial commitment to the funds.

At 30 June 2003 Jupiters Limited Superannuation Fund had sufficient net assets to satisfy all benefits that would have been vested in the event of termination of the fund, voluntary termination of employment of all members and compulsory termination of the employment of all members.

The Company self-funds retirement benefits for 4 non-executive Directors (2002: 4). During the year ended 30 June 2003, a provision of $105,000 (2002: $117,500) was made in this regard. A controlled entity (Breakwater Island Limited) also self-funds retirement benefits for all of its Directors. During the year a provision of $237,377 (2002: $296,646) was made in this regard.

26 SEGMENT INFORMATION:

(a) Segment Reporting

Inter-segment pricing is determined on the basis of cost or cost plus a mark up of 10% to 30%. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and related revenue, borrowings and related expenses and goodwill and related amortisation. Segment capital expenditure is the total cost incurred during the year to acquire segment assets.

(b) Business Segments

The Consolidated Entity comprises the following business segments, based on the Consolidated Entity's management reporting system.

Land Based Operations

Comprises hotel and casino operations at Hotel Conrad and Jupiters Casino (Gold Coast), Hotel Conrad and Treasury Casino (Brisbane) and Jupiters Townsville Hotel and Casino and Breakwater Marina (Townsville).

Wide-Area Operations

Comprises keno operations in Queensland and New South Wales and gaming machine monitoring and related activities in Queensland.

Technology Operations

Comprises national gaming and information technology service provider AWA Technology Services and Jupiters Technology.

Sportsbetting Operations

Comprises Centrebet sportsbetting business.

(c) Geographical Segment

The Consolidated Entity's business segments operate predominantly in one geographical segment, Australia.

26 **SEGMENT INFORMATION** *continued:*

Business Segments	Land Based $000	Wide-Area $000	Technology $000	Sports-betting $000	Net Interest $000	Unallocated $000	Eliminations $000	Consolidated $000
2003								
Revenue								
External sales	599,241	122,861	30,301	30,818	1,790	2,701	-	787,712
Intersegment revenue	838	-	26,846	-	-	51,931	(79,615)	-
Total segment revenue	600,079	122,861	57,147	30,818	1,790	54,632	(79,615)	787,712
Result								
Segment result	111,615	33,383	2,726	5,799	(35,685)	(22,055)	(6,702)	89,081
Income tax expense								(30,013)
Net profit – before outside equity interests								59,068
Net profit – attributable to outside equity interests								(549)
Net profit – attributable to members of the Company								58,519
Assets								
Segment assets	902,806	46,309	20,367	30,765	-	718,807	(666,638)	1,052,416
Liabilities								
Segment liabilities	59,299	17,336	8,643	14,355	-	537,390	(63,571)	573,452
Other Information								
Acquisition of property, plant and equipment and intangible assets	46,851	7,761	2,430	6,773	-	477	-	64,292
Depreciation and amortisation	29,693	10,873	1,354	4,134	-	11,018	(3,104)	53,968
2002								
Revenue								
External sales	607,529	117,812	31,273	30,417	2,826	6,416	-	796,273
Intersegment revenue	795	-	22,907	-	-	13,746	(37,448)	-
Total segment revenue	608,324	117,812	54,180	30,417	2,826	20,162	(37,448)	796,273
Result								
Segment result	142,103	25,306	(1,884)	11,631	(27,524)	(12,467)	(11,860)	125,305
Income tax expense								(46,516)
Net profit – before outside equity interests								78,789
Net profit – attributable to outside equity interests								(720)
Net profit – attributable to members of the Company								78,069
Assets								
Segment assets	908,587	46,789	14,956	30,820	-	652,678	(586,499)	1,067,331
Liabilities								
Segment liabilities	60,356	17,889	8,552	15,081	-	491,824	4,222	597,924
Other Information								
Acquisition of property, plant and equipment and intangible assets	35,531	2,787	579	4,118	-	3,708	-	46,723
Depreciation and amortisation	26,969	13,972	851	3,109	-	13,393	(3,872)	54,422

Notes to the Financial Statements continued

at 30 June 2003

27 FINANCIAL INSTRUMENTS:

(a) Objectives for Holding Derivative Financial Instruments

The Consolidated Entity uses derivative financial instruments to manage its exposure to the risk of movement in interest rates and foreign currency on long term borrowings. In this regard, the Consolidated Entity has entered into a cross currency interest rate swap agreement (refer Note 16).

(b) Interest Rate Risk Exposures

The Consolidated Entity is exposed to interest rate risk through primary financial assets and liabilities, modified through derivative financial instruments such as interest rate swaps and offset agreements. The following tables summarise interest rate risk for the Consolidated Entity, together with effective interest rates as at balance date.

2003		Fixed Interest Rate Maturing in						
	Floating Interest Rate (i)	1 Year or less	Over 1 to 5 Years	More than 5 Years	Non-Interest Bearing	Total	Average Interest Rate	
	$000	$000	$000	$000	$000	$000	Floating %	Fixed %
Financial Assets								
Cash	77,933	–	–	–	–	77,933	4.69%	–
Trade debtors (net)	–	–	–	–	18,791	18,791	–	–
Financial Liabilities								
Trade creditors	–	–	–	–	33,947	33,947	–	–
Finance lease liabilities	–	347	–	–	–	347	–	5.98%
Unsecured notes (ii)	–	–	202,096	–	–	202,096	–	8.5%
Hedge payable–restatement of unsecured notes hedge (ii)	–	12,326	–	–	–	12,326	–	–
Unsecured commercial bills	–	45,000	–	–	–	45,000	–	5.59%
Reset preference shares	–	–	–	190,174	–	190,174	–	8.15%
Net Financial Assets/ (Liabilities)	77,933	(57,673)	(202,096)	(190,174)	(15,156)	(387,166)		

2002		Fixed Interest Rate Maturing in						
	Floating Interest Rate (i)	1 Year or less	Over 1 to 5 Years	More than 5 Years	Non-Interest Bearing	Total	Average Interest Rate	
	$000	$000	$000	$000	$000	$000	Floating %	Fixed %
Financial Assets								
Cash	80,301	–	–	–	–	80,301	4.66%	–
Bills of exchange	–	5,000	–	–	–	5,000	–	4.65%
Trade debtors (net)	–	–	–	–	13,029	13,029	–	–
Hedge receivable–restatement of unsecured notes hedge (ii)	–	–	24,052	–	–	24,052	–	–
Financial Liabilities								
Trade creditors	–	–	–	–	31,340	31,340	–	–
Finance lease liabilities	–	1,827	347	–	–	2,174	–	6.26%
Unsecured notes (ii)	–	–	238,474	–	–	238,474	–	8.50%
Reset preference shares	–	–	–	190,174	–	190,174	–	8.15%
Bill facilities	–	–	2,700	–	–	2,700	–	5.80%
Net Financial Assets/ (Liabilities)	80,301	3,173	(217,469)	(190,174)	(18,311)	(342,480)		

(i) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

(ii) A cross currency interest rate swap converts the entire principal and coupon of the unsecured notes into Australian dollars at a fixed rate of interest until March 2004 net of the restatement of the unsecured notes (refer Notes 13 and 17).

27 **FINANCIAL INSTRUMENTS** continued:

(c) Credit Risk Exposures

Credit exposure represents the extent of credit related losses that the Consolidated Entity may be subject to on amounts to be exchanged under the cross currency interest rate swap agreement or to be received from financial assets. The Consolidated Entity, whilst exposed to credit related losses in the event of non-performance by the counterparty to the cross currency interest rate swap agreement, does not expect the counterparty to fail to meet its obligations given its high credit rating. Receivables due from major counterparties are not normally secured by collateral, however, the creditworthiness of counterparties is regularly monitored.

The Consolidated Entity's exposures to items on the statement of financial position credit risk are as indicated by the carrying amounts of its financial assets.

The major geographic concentrations of credit risk arise from the location of the counterparties to the Consolidated Entity's financial assets as shown in the following table.

Location of Credit Risk – Net Trade Debtors	Consolidated	
	2003 $000	2002 $000
Australia	12,458	11,186
Asia	6,122	1,504
Other	211	339
Net Trade Debtors (Note 8)	18,791	13,029

(d) Net Fair Value of Financial Assets and Liabilities

The carrying amounts of financial assets and liabilities approximate their estimated fair values except as noted below. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in current transactions between willing parties after allowing for transaction costs. The net fair value of the cross currency interest rate swap at 30 June 2003 is estimated to be $3.0 million and represents the net amount receivable if the derivative was terminated at that date (2002: $10.8 million receivable) (refer Note 13).

The net fair value of the reset preference shares at 30 June 2003 is $107.20 per share (2002: $103.45) as determined by the closing value on the Australian Stock Exchange at that date (including accrued interest) (refer Note 16).

28 **DISCONTINUING OPERATION:**

On 5 March 2003, the Board of Directors decided to divest the sportsbetting business trading as Centrebet. The business is expected to be divested in the year ending 30 June 2004. The business to be divested comprises the entire sportsbetting business segment described in Note 26.

	2003 $000	2002 $000
The financial performance of Centrebet for the year ended 30 June 2003 is as follows:		
Revenues from ordinary activities	31,349	31,206
Expenses from ordinary activities	(25,187)	(18,866)
Profit before income tax expense	6,162	12,340
Income tax expense relating to ordinary activities	(2,880)	(4,785)
Profit from ordinary activities after income tax expense	3,282	7,555
The carrying amounts of total assets to be disposed of and total liabilities to be settled as at 30 June 2003 are as follows:		
Total assets	31,172	31,433
Total liabilities	31,085	31,433
Net assets	87	–

Notes to the Financial Statements continued

at 30 June 2003

	2003 $000	2002 $000
28 DISCONTINUING OPERATION continued:		
The net cashflows attributable to Centrebet for the year ended 30 June 2003 are as follows:		
Operating	6,255	14,193
Investing	(6,187)	(6,218)
Financing	(3,917)	(9,133)
Net cash outflows	(3,849)	(1,158)

29 MERGER WITH TABCORP HOLDINGS LIMITED:

On 5 March 2003, the Company and TABCORP Holdings Limited announced a proposal to merge pursuant to schemes of arrangement under the Corporations Act (2001).

On 12 June 2003, the Company and TABCORP Holdings Limited entered into an agreement to implement the merger, following the conduct by each party of detailed due diligence on the other party.

The proposed merger is to be implemented by way of schemes of arrangement, requiring meetings of the Company's ordinary shareholders, reset preference shareholders and option holders which are scheduled to be held on 24 October 2003. The meetings are to be convened by the Supreme Court of Queensland. The merger also requires the approval of the Queensland State Government.

If the merger proceeds, the Company will become a controlled entity of TABCORP Holdings Limited.

The consideration offered by TABCORP Holdings Limited to holders of ordinary shares in the Company is as follows:

For every 100 Jupiters ordinary shares held, it is proposed that Jupiters' ordinary shareholders will receive:

- $285 in cash;
- 24 TABCORP Holdings Limited shares;
- a special dividend, being a total of $75 (fully franked); and
- after tax net proceeds from the sale of the Company's sportsbetting business, Centrebet.

The form of payment of the consideration may vary depending on tax rulings which have been requested from the Australian Taxation Office. In addition, the Company's ordinary shareholders can elect to receive all cash or all TABCORP Holdings Limited shares as consideration, however both the cash and shares are subject to a cap.

TABCORP Holdings Limited has also offered consideration to reset preference shareholders consisting of $105.26 for each reset preference share held, plus any accrued dividends.

TABCORP Holdings Limited has offered cash consideration to option holders of $2.07 per option for those expiring in August 2011 and $2.14 for those expiring in November 2011.

If the proposed merger does not proceed, the Company has agreed to pay up to $12.2 million of merger related costs incurred by TABCORP Holdings Limited. Similarly, TABCORP Holdings Limited has agreed to pay up to $7.5 million of merger related costs incurred by the Company.

During the year ended 30 June 2003, the Company incurred costs totalling $4.0 million in relation to the merger. These costs have been expensed in the Statement of Financial Performance.

30 EVENTS SUBSEQUENT TO BALANCE DATE:

On 12 August 2003, the Directors of Jupiters Limited declared a final dividend on ordinary shares in respect of the 2003 financial year. The total amount of the dividend is $24,214,104 which represents a fully franked dividend of 12 cents per share. The dividend has not been provided for in the 30 June 2003 financial statements.

Directors' Declaration

The Directors declare that:

(a) the financial statements and associated notes comply with the Accounting Standards and Corporations Regulations (2001);

(b) the financial statements and associated notes give a true and fair view of the financial position as at 30 June 2003 and performance of the Company and Consolidated Entity for the year then ended; and

(c) in the Directors' opinion:

(i) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and the entities who are party to the deed described in Note 24, will together be able to meet any obligations or liabilities to which they are, or may become subject to by virtue of the Deed of Cross Guarantee dated 12 June 1992; and

(ii) the financial statements and notes are in accordance with the Corporations Act (2001), including sections 296 and 297.

Made in accordance with a resolution of Directors.

L.J. WILLETT
Chairman

R.A. HINES
Managing Director

Brisbane
12 August 2003

Independent Audit Report to Members of Jupiters Limited

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Jupiters Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Jupiters Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Jupiters Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young
Mark Hayward
Partner
Brisbane
12 August 2003

Corporate Governance

1 Introduction

Jupiters Limited ("Jupiters") and its subsidiaries hold Government issued licences for the casinos at the Gold Coast, Brisbane and Townsville, Queensland's only keno licence, a licence for wide-area monitoring of and progressive jackpot services for gaming machines in Queensland, sports bookmakers licences in the Northern Territory and the United Kingdom and is the joint holder of a keno licence in New South Wales.

Jupiters has been appointed by the State of Queensland as the developer and manager of the Gold Coast Convention and Exhibition Centre which is currently under construction and scheduled to open in mid 2004.

Jupiters' revenue is substantially derived from its two wholly owned hotel casino operations, located on the Gold Coast and in Brisbane. Day-to-day operations of the hotel casino business at each property are performed by BI Gaming Corporation ("BI Gaming"), a wholly owned subsidiary of Park Place Entertainment Corporation ("Park Place") pursuant to management agreements (see section 11).

2 Regulatory Environment

Unlike most other companies that are listed on Australian Stock Exchange Limited ("ASX"), Jupiters and its subsidiaries are subject to special regulatory frameworks under legislation enacted by State and Territory Parliaments. In Queensland the central pillars of this regulatory framework are the Casino Control Act 1982, casino agreements entered into pursuant to the Jupiters Casino Agreement Act 1983, the Brisbane Casino Agreement Act 1992 and the Breakwater Island Casino Agreement Act 1984, the Keno Act 1996 and the Keno Agreement entered into pursuant to that Act, the Gaming Machine Act and the terms of a Monitoring Operators Licence granted pursuant to that Act, Jupiters' Constitution and the constitutions of certain subsidiaries. Jupiters is also subject to the Northern Territory Racing and Betting Act and the terms of a sports bookmakers licence granted pursuant to that Act, the Betting, Gaming & Lotteries Act, 1963 (UK) and the terms of a sports bookmakers licence granted pursuant to that Act, the NSW Public Lotteries Act 1996 and the keno licence issued pursuant to that Act. Jupiters' Constitution and the constitutions of some subsidiaries cannot be altered without the consent of relevant regulatory authorities.

3 Regulatory compliance and ethical standards

The Board and senior management of Jupiters actively seek to ensure that a culture of strict compliance with all legal and regulatory requirements is maintained and promoted at all levels and within all aspects of Jupiters' business. Jupiters is also committed to achieving the highest standards of honest and ethical behaviour in all its business dealings. These objectives are reinforced by the adoption of a Code of Corporate Conduct under which Jupiters has in place various policies including, but not limited to, the Conduct of Business Transactions, Conflict of Interest, Purchasing, Equal Opportunity, Public Affairs and Media Relations.

4 Shareholders

Shareholders are an integral part of Corporate Governance and the Board of Directors seeks to ensure that shareholders are kept informed about Jupiters through:

- Jupiters' website;
- the annual report and half-yearly result which is distributed to all shareholders;
- periodic disclosures made to the ASX; and
- notices of meeting and other explanatory material sent to shareholders in connection with general meetings of shareholders.

Shareholders may participate in general meetings and elect the Board of Directors (other than the Managing Director).

Individual shareholders cannot have more than 5% of the voting power in Jupiters without the Queensland Treasurer's approval. The voting power of any person is not permitted to exceed 10% except in the case of a full takeover (ie a person acquiring 100% of Jupiters' ordinary shares). The approval of the Governor-in-Council is required for a full takeover.

5 Board of Directors

The Board of Directors is currently comprised of five directors:

Lawrence J. Willett, AO (Chairman)
Rob A. Hines (Managing Director)
Sir Francis Moore, AO
John D. Story
Penelope Morris, AM

Corporate Governance continued

All directors other than the Managing Director are appointed by shareholders in general meeting. The Managing Director is appointed by the other members of the Board and is the only executive on the Board.

Directors' fees are subject to periodic review by the Remuneration Committee and are set following consideration of advice from remuneration consultants. Under Jupiters' Constitution directors are eligible to be paid retirement benefits when they cease to hold office. Jupiters has entered into retirement deeds with each non-executive director pursuant to which retirement benefits are payable subject to the limitations contained in Jupiters' Constitution and the Corporations Act.

Prior to appointment, a potential director must receive the approval of the Queensland Treasurer and the Northern Territory Racing Commission.

6 Audit Committee

Jupiters has an Audit Committee of the Board comprised of J.D. Story (Chairman), L.J. Willett, Sir Frank Moore and P. Morris. The Audit Committee meets as required, but no less than twice every year. It examines Jupiters' financial reports, in the course of which it meets with the external auditors both in the presence of, as well as without, the Managing Director and Company executives. The Audit Committee has an unrestricted charter to examine all financial aspects of Jupiters' activities, to call before it any employee of Jupiters it considers appropriate and to seek professional advice on any issue it considers necessary.

The Audit Committee is responsible for making recommendations to the Board in relation to the appointment of external auditors and for evaluating the effectiveness of the external audit.

In addition, the Audit Committee is responsible for:

- evaluating the effectiveness and adequacy of Jupiters' administrative, operating and accounting policies;
- evaluating the adequacy of Jupiters' accounting control systems; and
- reviewing financial reports prior to their release.

7 Remuneration Committee

The remuneration of the Managing Director and other senior executives of Jupiters (other than those supervised by BI Gaming under the management agreements) is reviewed periodically by the Remuneration Committee and set following consideration of the performance of the persons concerned and advice from remuneration consultants. The Remuneration Committee also considers and approves incentive plans, share plans and directors' fees in conjunction with remuneration consultants. The Remuneration Committee comprises L.J. Willett (Chairman), P. Morris and J.D. Story.

The compensation of senior executives of Jupiters whose performance is supervised by BI Gaming under the management agreements is set by BI Gaming.

8 Compliance Committee

Jupiters has a Compliance Committee which is chaired by Sir Frank Moore. The Compliance Committee is responsible for ensuring that the group complies with its regulatory obligations pertaining to its gaming and wagering activities. The scope of the Compliance Committee does not extend to the operations of Conrad Jupiters and Conrad Treasury whose gaming compliance obligations are the responsibility of BI Gaming pursuant to management agreements (see item 12 below).

9 Other Committees

In connection with the proposed merger of Jupiters with TABCORP Holdings Limited, P. Morris was appointed chairman of Jupiters' due diligence committee in respect of the merger. R A. Hines was a member of the committee.

J.D. Story was appointed Chairman of the Jupiters' committee overseeing the sale of the Centrebet business.

10 Other

An important function of the Jupiters' Board is to review the performance by BI Gaming of its obligations under the management agreements and to consider recommendations made to the Board by BI Gaming in relation to development of its Gold Coast and Brisbane hotel casino businesses. In carrying out this review the Board seeks to identify areas of significant business risk and the arrangements put in place to manage these risks.

Directors are entitled at any time after prior consultation with the Chairman, to obtain independent professional advice at the expense of Jupiters in connection with issues that arise in the performance of their duties.

The eleven principles of the Directors' Code of Conduct as promulgated by the Australian Institute of Company Directors have been endorsed by the Board and commended to individual directors. A key element of that Code is the requirement to act in accordance with the law and with the highest standards of propriety.

11 Trading in Jupiters' Securities

Directors and senior management must not buy or sell shares in Jupiters if in possession of "price sensitive information" which is not generally available. Information is price sensitive if a reasonable person would expect it to have a material effect on the price or value of shares in Jupiters were such information generally available.

The Board has adopted a policy under which the directors and senior management should only buy or sell shares in Jupiters in the period of one month following the announcement to the ASX of the results of Jupiters for a half-yearly or yearly period provided that they are not at that time in possession of price sensitive information that is not generally available. Any buying or selling of Jupiters' shares outside this period requires the prior approval of the Chairman or the Managing Director.

12 Management Agreements

Jupiters has entered into separate management agreements with BI Gaming (management agreements) in respect of Conrad Jupiters at the Gold Coast and Conrad Treasury in Brisbane. The terms and fee arrangements are similar. Both management agreements expire in April 2010.

Article IV of the management agreements covers operations and the matters referred to below are pertinent to Corporate Governance and the arrangements by which these businesses are handled:

- Jupiters has granted to BI Gaming the sole and exclusive right to supervise and direct the management and operation of the two hotel casino properties.
- Based on its experience in operating casinos in the United States of America, BI Gaming is required to establish and maintain internal controls and administrative and accounting procedures and is responsible to ensure that the casinos are operated in accordance with the requirements of the Casino Control Act.
- BI Gaming prepares profit forecasts and capital and equipment budgets, the latter of which is subject to approval by the Jupiters Board.
- BI Gaming is charged to hire, discharge, promote and supervise the executive staff and service employees of the two properties.
- Personnel employed in the casino areas are required to be approved by and hold a licence from the Queensland Government.
- BI Gaming reports to Jupiters at various intervals in relation to various aspects of the hotel casino operations.
- BI Gaming is required to comply with and carry out, perform and undertake all requirements, duties and obligations placed upon it as operator pursuant to the Casino Control Act, the Jupiters Casino Agreement and the Brisbane Casino Agreement.

13 Continuous Disclosure Policy

The Board and senior management of Jupiters are acutely aware of, and responsive to, the Company's continuous disclosure obligations under the Listing Rules of ASX. Jupiters has in place a number of review mechanisms to ensure compliance with these obligations.

Both the senior management and Board monitor Jupiters' operational and financial performance closely and at least on a monthly basis. Where Jupiters' results are materially different from market expectations the Company's practice is to make an announcement to ASX.

Where Jupiters proposes to enter into a significant transaction, as part of the transaction process senior management makes an assessment, in consultation with Jupiters' advisers, as to whether disclosure is required.

Jupiters' divisional managers meet on a regular basis with senior management. Such meetings provide a regular opportunity for the reporting to senior management of any unexpected operational and financial issues. This process ensures that any matters which may require disclosure are quickly reported to senior management.

In addition to these internal processes, BI Gaming formally reports to the Board on a monthly basis as the operator of Jupiters' two South East Queensland casinos. Informal reports are made to Jupiters' senior management on a more regular basis. These reports ensure that any significant financial or operational matters relating to those casinos which may require disclosure are brought to the attention of the senior management and Board of Jupiters.

Corporate Governance continued

14 Corporate Governance Disclosure

In March 2003, the ASX Corporate Governance Council published a document entitled "Principles of Good Corporate Governance and Best Practice Recommendations". The document sets out a number of best practice recommendations for listed companies.

ASX Listing Rule 4.10 requires companies to provide a statement in their annual report disclosing the extent to which they have followed these best practice recommendations. The obligation to provide this statement applies to the annual report for the first financial year commencing after 1 January 2003, although companies are encouraged to consider reporting by reference to the recommendations earlier. In Jupiters' case, the obligation will first apply in relation to its annual report for the year ending 30 June 2004, if it remains a listed company.

If the proposed merger of Jupiters and TABCORP Holdings Limited proceeds, Jupiters will cease to be a listed company during the current financial year and will not be required to comply with Listing Rule 4.10. If the merger does not proceed, Jupiters will comply with the rule in its 2004 annual report. However, given the proposed merger, Jupiters has chosen not to report by reference to the new recommendations in this annual report.

Analysis of Shareholdings

ORDINARY SHARES
at 15 September 2003, as required by the listing requirements of Australian Stock Exchange Limited

Number of Ordinary Shareholders:

No. of Ordinary Shares Held			No. of Ordinary Shareholders
1	-	1,000	11,191
1,001	-	5,000	15,283
5,001	-	10,000	2,325
10,001	-	100,000	1,175
100,001	-	and over	81
			30,055
Number of Ordinary Shareholders with less than 78 shares			1,304

Voting Rights
On a show of hands every Ordinary Shareholder who is present or by proxy, attorney or representative, shall have one vote and on a poll every Ordinary Shareholder who is present in person or by proxy, attorney or representative, shall have one vote for each Ordinary Share held by him/her.

The 20 Largest Ordinary Shareholders:

	No. of Ordinary Shares	% of Ordinary Shares In Issue
CSS/PSS Pty Ltd	17,048,584	8.5
Westpac Custodian Nominees Limited	15,527,791	7.7
J P Morgan Nominees Australia Limited	6,833,503	3.4
Citicorp Nominees Pty Limited	6,156,801	3.1
National Nominees Limited	6,021,837	3.0
ANZ Nominees Limited	5,691,191	2.8
Brispot Nominees Pty LTd	5,346,457	2.7
Westpac Financial Services Limited	4,987,176	2.5
AMP Life Limited	3,920,582	1.9
Pan Australian Nominees Pty Limited	3,648,006	1.8
Elise Nominees Pty Limited	3,201,475	1.6
Crownace Pty Ltd	3,105,680	1.5
CSFB Fourth Nominees Pty Ltd	2,670,000	1.3
Credit Suisse First Boston Europe Ltd	2,230,000	1.1
BNP Pacific (Australia) Ltd	2,209,659	1.1
RBC Global Services Australia Nominees Pty Limited	1,963,246	1.0
CSFB Fourth Nominees Pty Ltd	1,718,026	0.9
Weresyd Proprietary Limited	1,530,000	0.8
UBS Nominees Pty Ltd	1,418,724	0.7
Guardian Trust Australia Limited	1,244,256	0.6
	96,472,994	47.8

Substantial Shareholders (Ordinary Shares):

CSS/PSS Pty Limited	19,107,255	9.5
UBS Nominees Pty Ltd	10,479,681	5.2

Analysis of Shareholdings continued

RESET PREFERENCE SHARES ("RPS")
at 15 September 2003, as required by the listing requirements of Australian Stock Exchange Limited

Number of RPS Shareholders:

No. of RPS Shares Held			No. of Ordinary Shareholders
1	–	1,000	4,686
1,001	–	5,000	60
5,001	–	10,000	12
10,001	–	100,000	16
100,001	–	and over	5
			4,779
Number of RPS Shareholders with less than 5 shares			4

Voting Rights
RPS holders are not entitled to vote at a general meeting of the Company except in the following circumstances:
(a) a dividend in respect of the RPS is in arrears;
(b) on a proposal to reduce the Company's share capital;
(c) on a resolution to approve the terms of a buy-back agreement;
(d) on a proposal that affects the rights attaching to a RPS;
(e) on a proposal to wind up the Company;
(f) on a proposal for the disposal of the whole of the Company's property, business and undertaking;
(g) during the winding up of the Company; or
(h) as otherwise required under the ASX listing rules from time to time,

in which case the RPS holders will have the same rights as to manner of attendance and as to voting in respect of each RPS as those conferred on holders of Ordinary Shares in respect of each Ordinary Share.

The 20 Largest RPS Shareholders:

	No. of RPS Shares	% of RPS Shares In Issue
Pan Australian Nominees Pty Ltd	159,917	8.4
RBC Global Services Australia Nominees Pty Limited	144,070	7.6
Westpac Custodian Nominees Limited	138,730	7.3
CSFB Fourth Nominees Pty Ltd	137,790	7.3
Brispot Nominees Pty Ltd	110,552	5.8
National Nominees Limited	77,643	4.1
UBS Private Clients Australia Nominees Pty Ltd	48,845	2.6
J P Morgan Nominees Australia Limited	38,321	2.0
RBC Global Services Australia Nominees Pty Limited	35,886	1.9
ANZ Nominees Limited	32,571	1.7
Sandhurst Trustees Ltd	28,031	1.5
UBS Nominees Pty Ltd	24,500	1.3
RBC Global Services Australia Nominees Pty Limited	20,850	1.1
J B Were Capital Markets Limited	18,479	1.0
Calex Nominees Pty Limited	17,800	0.9
Berne No. 132 Nominees Pty Ltd	13,500	0.7
Equipart Nominees Pty Ltd	12,717	0.7
Permanent Trustee Australia Limited	11,000	0.6
Sandhurst Trustees Ltd	10,680	0.6
Brencorp No. 11 Pty Ltd	10,500	0.6
	1,092,382	57.5

Corporate Information

REGISTERED OFFICE
9th Floor, Niecon Tower,
17 Victoria Avenue,
Broadbeach, Queensland, 4218
(P.O. Box 1400)
Telephone: (07) 5584 8900
Fax: (07) 5538 6315

DIRECTORS
L.J. Willett, AO, *Chairman* (a) (b);
R.A. Hines, *Managing Director;*
Sir Francis Moore, AO (a) (c);
P. Morris, AM (a) (b);
J.D. Story (a) (b).

(a) Audit Committee Member
(b) Remuneration Committee Member
(c) Compliance Committee Member

SECRETARY
L.M. Carsley (c)

STOCK EXCHANGE LISTING
The Company's shares are listed on the Australian Stock Exchange Limited.

SHARE REGISTRY
Computershare Investor Services Pty Ltd,
345 Queen Street, Brisbane,
Queensland, 4000
Telephone: (07) 3237 2100

AUDITORS
Ernst & Young,
1 Eagle Street,
Brisbane, Queensland, 4000

INTERNET SITES
The Company's Internet sites can be accessed at:
www.jupiters.com.au


Jupiters
LIMITED
ACN 010 741 045

Exhibit D



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 February 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP RESULTS FOR HALF YEAR ENDED 31 DECEMBER 2003

In accordance with the ASX Listing Rules, the following documents are transmitted for lodgement:

1. Media Release.

2. Half Yearly Report and Dividend Announcement (Appendix 4D) for the half year ended 31 December 2003;

2. Financial Statements for the half year ended 31 December 2003; and

Please note that the Directors have declared an interim dividend of 35 cents per share fully franked at the company tax rate of 30% to be paid on 6 April 2004.

The record date for the purposes of entitlement to the interim dividend will be 2 March 2004. Registrable transfers received at the office of the company's share registrars, ASX Perpetual Registrars, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 2 March 2004 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the interim dividend are determined.

Following previous announcements regarding the company's Dividend Reinvestment Plan (DRP), the Directors have determined to commence the operation of the DRP at this time. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

The results presentation to analysts will be webcast later today on TABCORP's website at **www.tabcorp.com.au**

Peter Caillard
Executive General Manager –
Corporate, Legal & Compliance

Enc.





ABN 66 063 780 709

19 February 2004

MEDIA RELEASE

TABCORP results for the six months to 31 December 2003

- Net profit after tax (before goodwill) – up 23.5% to $173.2 million (an increase of 20.6% excluding non-recurring items)
- Net profit after tax (after goodwill) – up 18.4% to $155.4 million (an increase of 15.5% excluding non-recurring items)
- Earnings per share (before goodwill) – up 19.5% to 45.3 cents (an increase of 16.8% excluding non-recurring items)
- Basic earnings per share – up 14.7% to 40.6
- Interim dividend 35 cents per share fully franked – up 6.1% on previous interim dividend of 33 cents per share. Introduction of a dividend reinvestment plan.
- Dividend payout ratio of 83.9% compared to 86.0% on a before goodwill basis
- Net operating revenue $1,118.5 million – up 13.8%
- Earnings before interest, taxation and goodwill amortisation (EBITA) – up 25.4% to $284.7 million
- Segment results
  - Wagering and Network Games EBITA $46.6 million – up 24.2%
  - Gaming EBITA $108.8 million – down 4.2%
  - Casinos EBITA $136.1 million – up 66.9%
- Taxes on gambling paid by TABCORP businesses – $401.2 million
- Income generated for the Victorian racing industry – $135.0 million
- The TABCORP group contributed $38 million to state community benefit funds
- Successful merger with Jupiters and synergies greater than expected

Jupiters merger delivers profit growth and higher dividends

TABCORP Holdings Limited, Australia's premier gambling and entertainment group, recorded a very solid 20.6% increase in net profit after tax but before goodwill and excluding non-recurring items to $173.2 million for the six months ended 31 December 2003, boosted by the acquisition of Jupiters.

Chairman, Michael Robinson, stated that the company has declared an interim dividend of 35 cents per share, up from 33 cents for the previous comparable period. The dividend will be fully franked and payable on 6 April 2004 to shareholders registered on the books at 2 March 2004. The Board has activated a dividend reinvestment plan enabling shareholders to use this dividend to purchase additional shares at a discount of 2.5%.

Mr Robinson said: "TABCORP continues to set new benchmarks for entertainment and hospitality in our industry, striving to offer the best products for customers while maintaining a responsible approach to gambling in our society."

Managing Director and Chief Executive Officer, Matthew Slatter, said: "TABCORP's diversified businesses across the east coast of Australia ensure the company is well positioned for future growth, delivering rewards to shareholders and strong support to the racing, entertainment and tourism industries."

Mr Slatter said TABCORP was in "strong financial health", delivering a robust performance for the first six months with management controlling costs and delivering improved efficiencies to maximise profits and dividends.

"The Jupiters merger has been successfully managed and is ahead of schedule and financial forecasts, reaffirming the company's ability to manage mergers and create valuable synergies and efficiency gains for the benefit of our shareholders. We have delivered the merger while improving performance in our core businesses," he said.

Mr Slatter praised TABCORP's 10,000 employees for their role in delivering high quality, innovative products and providing the highest levels of service to our customers. "Our business is about creating 'entertaining opportunities' and our staff ensure that customers enjoy the best possible entertainment experience across the wagering, casino and gaming divisions."

Mr Slatter said Star City, now one of four casinos in the TABCORP group, had received an extremely positive triennial review of its operations following a recent review by the NSW Casino Control Authority. He said the report, conducted by Bret Walker SC - one of Sydney's leading Senior Counsel - supported TABCORP's firm commitment to operating a highly reputable hotel and casino complex and major tourist attraction in Australia.

He said Star City had initiated one of Australia's leading compliance frameworks – setting the benchmark for the entertainment and hospitality industry – and this was supported by the triennial review. The review found: "There can be no doubt that Star City has in place a thorough, comprehensive and impressive system which is overseen in a highly competent and focussed manner."

Mr Slatter said TABCORP had enhanced the reputation of Star City and implemented a successful cultural change program at the same time as substantially improving EBITA profitability from $112.3 million in the year ended 30 June 2001 to $181.7 million in the year ended 30 June 2003 (excluding non-recurring items).

During the half year ended 31 December 2003, TABCORP's net operating revenue grew by 13.8% to $1,118.5 million. Wagering revenue grew strongly on the previous period and the Casinos division reported a 39.3% increase in revenue. While there is evidence of a recovery in the last few months of the half, smoking bans in Victoria continued to hold down activity in the Gaming division where revenue was down by 4.6% for the half year compared to the prior corresponding period, with Victorian gaming revenue down 5.3%.

Earnings before interest, taxation and goodwill amortisation (EBITA) for the TABCORP group was $284.7 million, up 25.4% on the prior corresponding period (up 23.1% excluding non-recurring items in the prior period).

Earnings per share before goodwill amortisation increased 19.5% on the prior corresponding period to 45.3 cents. Basic earnings per share increased 14.7% on the previous corresponding period to 40.6 cents.

During the half-year, TABCORP businesses paid out a total of $401.2 million in taxes on gambling that help provide essential services in the community and support for various groups. In addition, the Victorian racing industry received $135.0 million from TABCORP businesses, assisting the industry to maintain a market leading position in the provision of racing products and to operate outstanding events such as the Spring Racing Carnival.

The annualised return on average shareholders' equity (before goodwill) of 21.6% was achieved through continued tight control on expenses and efficient capital management.

Balance sheet strength was maintained during the period. "Our interest cover of 7.5 times, while reflecting the increased debt associated with the acquisition of Jupiters, continues to be a very healthy financial ratio," Mr Slatter said.

In addition to the company's growth and solid financial position, Mr Slatter said TABCORP was committed to supporting the community and had been recognised for its work towards protecting the environment, with Star City gaining a Green Globe award, which is the NSW government's highest honour in business energy efficiency.

Mr Slatter said TABCORP, which owns major brands such as Victoria's TAB, TABARET, TAB Sportsbet, KENO and Club KENO, along with the Star City and Jupiters casinos, was committed to offering customers a first-class entertainment experience with the latest in innovation and choice of products and services.

Wagering and Network Games

The Wagering and Network Games division recorded a 13.3% increase in net operating revenue to $253.3 million. The increase in net operating revenue was achieved by a combination of solid underlying growth in its traditional Victorian based wagering businesses and the inclusion of Jupiters' businesses of Keno and Jupiters International technology sales for the months of November and December. On a comparative six-month pro-forma basis, including the Jupiters businesses for the full six months in the periods ending 31 December 2003 and 31 December 2002, the overall revenue growth was 7.6% on the prior corresponding period.

Revenue from wagering on racing increased by 3.8%. Revenue from thoroughbred racing grew by 2.6%, supported by a record Flemington Spring Carnival. Revenue from harness racing grew by 5.2% and greyhound racing grew by 8.6%, with the codes benefiting from additional meeting coverage and enhanced marketing.

Revenue from sportsbetting grew by 23.7%, with the World Cup Rugby tournament attracting considerable interest from existing and new customers.

Trackside, the animated horse racing game, continued to provide strong revenue growth of 23.1% in Victorian retail outlets, with further expansion planned over the next 12 months.

Account Sales betting continued to show strong growth, with self-service technologies representing 49.2% of account transactions, and internet transactions growing by 69.6% during the six month period.

Keno in Queensland and New South Wales and the Jupiters International technology sales business were integrated into the operations from November 2003. For the two months, these businesses contributed $19.5 million in revenue with all products showing solid growth over comparable periods. On a comparative six-month pro-forma basis Keno revenue from all States was up 3.9% on the prior corresponding period and Jupiters International (including international sales and support of Trackside) recorded $9.8 million in revenue for the 6 months, up from $1.9 million in the prior corresponding period.

The overall revenue growth, combined with the division's ability to continue to extract operating efficiencies, resulted in an increase of 24.2% in EBITA to $46.6 million. On a comparative six-month pro-forma basis, EBITA for Wagering and Network Games increased 14.8% on the prior corresponding period.

Gaming

The Gaming division reported a 4.6% decline in net operating revenue over the previous corresponding period to $428.7 million. The decrease in net operating revenue reflected 6 months of smoking bans in Victorian gaming venues for the period ended 31 December 2003, compared to 4 months for the previous corresponding period, with revenue from Victorian gaming down 5.3% on the prior corresponding period. On a comparative six-month pro-forma basis the overall revenue decrease was 5.0% on the prior year, with machine monitoring in Queensland up 10.2%.

The decrease associated with the smoking bans has been partially offset by improved facilities, amenities and products in Victorian venues.

Evidence of a recovery from the smoking bans continued to emerge with revenue from Victorian operations for the month of December 2003 increasing 2.7% compared with December 2002. The company continues to work with venues to improve the amenities for smokers with 198 venues of the 270 having been modified to the "optimum" (Grade 4) smoking area solution as at 31 December 2003. In addition, all venues have implemented an electronic gaming machine reservation system to meet the needs of smokers.

Revenue performance was supported by the company's ongoing process of upgrading its network with the latest games, machines and jackpot products. A total of 1,581 new games, new machines and machine platform upgrades have been introduced. This included 215 Cash Express hyperlink jackpot machines, which have been well received by our customers. A total of 502 hyperlink machines are now operational.

During the period, one new TABARET venue opened and 20 venues were refurbished.

The Gaming division integrated the Jupiters Machine Monitoring business into its operations from November 2003. For the two months, this business contributed $3.6 million in revenue, showing solid growth over comparable periods.

Operating costs (excluding $1.8 million in non-recurring items in the prior period) were 8.3% above the prior corresponding period due to the inclusion of machine monitoring operating expenses. On a comparative six-month pro-forma basis, costs were below the prior corresponding period by 2.7% excluding non-recurring items.

EBITA (excluding non-recurring items) declined 5.7% to $108.8 million compared with the previous period. On a comparative six-month pro-forma basis, EBITA (excluding non-recurring items) declined 5.2%.

Victoria's TABARET hotel venues contributed $31.4 million to the State's Community Support Fund for the six months to 31 December 2003.

Casinos

The Casino division achieved a 39.3% increase in net operating revenue to $432.4 million and an increase in EBITA (excluding non-recurring items) to $136.1 million, reflecting the Jupiters acquisition. On a comparative six-month pro-forma basis, operating revenues increased 6.0%, while EBITA (excluding non-recurring items) increased 22.8%.

At Star City, revenue from the main gaming floor tables increased by 6.5%, continuing the strong growth achieved in the second half of the 2003 financial year. Revenue from the table games in the private gaming room increased 2.9% and electronic gaming revenue increased 1.0%. Increased investment in new products such as Rapid Sic Bo, expansion of the Rapid Roulette product and an enhanced promotional program is expected to improve current performances. The stage show Mamma Mia completed its run at Star City after achieving sales of 664,604 tickets and hotel operations grew strongly despite the refurbishment of 310 standard rooms during this period. Occupancy of 85.7% was achieved for the half on stronger average room rates. High occupancy during the Rugby World Cup boosted the solid underlying growth. A continued focus on operating efficiencies delivered a 3% increase in the EBITDA margin at Star City.

The three Jupiters casinos on the Gold Coast, in Brisbane and in Townsville delivered strong net operating revenues for the two months to 31 December 2003, recording solid hotel room occupancy and improvements to gaming machine products. There were mixed performances in table games, but strong revenue growth from electronic gaming machines across the three casinos. On a comparative six-month pro-forma basis, net operating revenue from the three Jupiters casinos was up 8.8% relative to the prior corresponding period with revenue from the international rebate play business $14.6 million above theoretical for the six months. Electronic gaming revenue increased by 7.8% relative to the prior corresponding period. On the same pro-forma basis, non-gaming net operating revenue at the three Jupiters casinos was up 9.7% on the prior corresponding period.

The integration of Jupiters into the TABCORP group continues and teams from Jupiters and Star City are now sharing best-practice knowledge in all areas of casino operations to enhance customer experience and operating margins.

The Queensland Government's announcement of a $9 million phase one expansion of the Gold Coast Convention and Exhibition Centre is extremely positive and strongly supported by TABCORP. Mr Slatter said: "This is an excellent vote of confidence in the project and we are keen to develop growth opportunities for Queensland. TABCORP is totally committed to the expansion of the centre and to play a role in bringing further economic benefits to the region."

The initial $118 million project will have a 6,000 seat auditorium - the largest in Australia for a convention centre, 19 meeting rooms and 7,000 square metres of exhibition space. The project has created 3,000 full time jobs during construction and will open mid-year.

Outlook

The second half of the financial year has started well, with a highlight being continued improvement in revenue growth achieved by the Gaming division which is up 6.6% on comparative pro-forma basis for the period from 1 January 2004 to 14 February 2004.

We currently anticipate that the company's strong first half performance will be carried through for the full year and that net profit after tax (pre goodwill and non-recurring items) is anticipated to be 20% to 25% above the year ended 30 June 2003.

Benefits will continue to flow following the Jupiters merger, with synergies expected to be $9.5 million for the current financial year and $20.5 million in the year ending 30 June 2005, well above the annual $10.2 million estimated at the time of the merger. This excludes the benefit of any synergies identified with respect to the Caesars' Entertainment managed Gold Coast and Treasury casinos.

TABCORP continues to monitor developments in relation to Tab Limited and a further announcement will be made in the event of any material developments.

Mr Slatter said the company's 108,000 shareholders could be justifiably positive about the company's outlook, with reduced reliance on any one regulatory jurisdiction, growing market share and continued investment in delivering a premier entertainment experience to our customers every time.

Mr Slatter concluded: "TABCORP is well positioned in Australia as a strong and diversified gambling and entertainment group and one of the leading gambling businesses in the world."

For more information, please contact:
Bruce Tobin
General Manager Public Affairs
(03) 9868 2508
TABCORP Holdings Limited, 5 Bowen Crescent, Melbourne 3004 Victoria Australia
www.tabcorp.com.au

SUMMARY RESULTS

Half Year Ended 31 December 2003

	6 months 31 Dec 02 $m	6 months 31 Dec 03 $m	% Change
NET OPERATING REVENUE			
Wagering and Network Games	223.5	253.3	13.3
Gaming	449.2	428.7	(4.6)
Casinos	310.4	432.4	39.3
Unallocated	-	4.1	-
	983.1	1,118.5	13.8
EBITA[1]			
Wagering and Network Games	37.5	46.6	24.2
Gaming	115.3	108.8	(5.7)
Casinos	84.1	136.1	61.9
Unallocated	(5.5)	(6.8)	(22.3)
	231.4	284.7	23.1

Note:
1. Results for the six months ended 31 December 2002 exclude non recurring provisions and write-downs of $4.3 million

PROFIT AFTER TAX BEFORE GOODWILL	$140.3 m	$173.2 m	23.5
PROFIT AFTER TAX BEFORE NON RECURRING ITEMS	$134.5 m	$155.4 m	15.5
PROFIT AFTER TAX	$131.2 m	$155.4 m	18.4
EPS BEFORE GOODWILL	37.9 cents	45.3 cents	19.5
EPS (BEFORE NON RECURRING ITEMS)	36.3 cents	40.6 cents	11.9
EPS	35.4 cents	40.6 cents	14.7
INTERIM DIVIDEND PER SHARE (fully franked)	33.0 cents	35.0 cents	6.1

Rule 4.2A.3

Appendix 4D
Half year report

Name of entity	**ABN Reference**
TABCORP HOLDINGS LIMITED	063 780 709

1. Reporting periods

half year ended ('current period')	half year ended ('previous corresponding period')
31 December 2003	31 December 2002

2. Results for announcement to the market

$A'000

	Current period	Previous corresponding period	% Change Increase/(decrease)	Amount ($) Increase/(decrease)
Key Information				
Revenues from ordinary activities	1,134,296	993,409	14%	140,887
Profit from ordinary activities after tax attributable to members	155,408	131,213	18%	24,195
Net profit (loss) for the period attributable to members	155,408	131,213	18%	24,195

Dividends (distributions)			Amount per share	Franked amount per share at 30% tax
Final dividend	Record Date Paid	5 September 2003 1 October 2003	34.0 ¢	34.0 ¢
Interim dividend	Record Date Payable	2 March 2004 6 April 2004	35.0 ¢	35.0 ¢

Supplementary comments

Commentary in respect of the results is provided in the Directors' report, which forms part of the half-year report ended 31 December 2003

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	-1.38	-0.04
Net tangible asset backing per ordinary share including Licences and Rights to Management Agreement	1.33	2.78

4. Controlled entities

Refer to Note 5 of the Financial Statements for the half year ended 31 December 2003.

	Current period $A'000
Contribution of Jupiters Limited since acquisition date to the consolidated operating profit from ordinary activities after income tax expense and prior to goodwill amortisation	29,381

5. Dividends

	Date paid/payable	Amount per share	Franked amount per share at 30% tax	Amount per share of foreign source dividend	Amount $A'000
Final dividend:	1 October 2003	34.0 ¢	34.0 ¢	0.00 ¢	124,730
Interim dividend:	6 April 2004	35.0 ¢	35.0 ¢	0.00 ¢	145,348

6. Dividend reinvestment plans

The dividend reinvestment plan shown below is in operation.

The dividend reinvestment plan (DRP) will commence with the interim dividend to be paid in April 2004.
TABCORP has entered into an underwriting agreement in respect of the DRP pursuant to which the underwriter has agreed to underwrite up to 65% of the amount of any interim and final dividend for the financial years ending 30 June 2004 and 30 June 2005, up to a maximum of $120 million in respect of each dividend.

The last date for receipt of election notices for the dividend reinvestment plan	2 March 2004

7. Associates and Joint Ventures

The economic entity does not operate a Joint Venture entity but rather a Joint Venture operation. Refer to Note 1(r) of the Financial Statements for the year ended 30 June 2003.

8. Foreign entities

N/A


TABCORP

FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

TABCORP Holdings Limited
A.C.N. 063 780 709
Half-year Report
31 December 2003

Company directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

J.D. Story

R.F.E. Warburton

J.L. Willet AO

W.V. Wilson

(Mr P.H. Wade retired as a Director on 30 October 2003. Messrs Story and Willett were appointed Directors on 29 January 2004)

Company secretary

P.H. Caillard

Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000

www.asxperpetual.com.au

Auditors

Ernst & Young

Stock exchange listings

TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange. The Company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America.

Annual report

Copies of the Annual Report are available from the Company's website – www.tabcorp.com.au

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2003.

Directors

The following persons are Directors of TABCORP Holdings Limited at the date of this report:

Names	**Qualifications, experience and special responsibilities**
M.B. Robinson AO (Chairman)	*Chairman and Non-Executive Director since June 1994* Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his recent retirement on 31 December 2003. Mr Robinson remains a Consultant to the firm. He was the Senior Partner of Arthur Robinson & Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.
M.J. Slatter (Managing Director and Chief Executive Officer)	*Managing Director and Chief Executive Officer since October 2002* Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and Director of AXA Asia Pacific since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson (Deputy Chairman)

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and was formerly Senior Partner, of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Ltd and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a Director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-Executive Director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc, one of the world's largest gambling companies. Mr Satre is also a Director of the National Center For Responsible Gaming and Chairman of the American Gaming Association.

J.D. Story

Non-Executive Director since January 2004

John Story was previously a Director of Jupiters Limited. He is a solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited. He is a member of the TABCORP Audit and Compliance Committees.

R.F.E. Warburton

Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Nufarm Limited. He is Chairman of the TABCORP Remuneration Committee and a member of the TABCORP Nomination Committee.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

L.J. Willett AO	*Non-Executive Director since January 2004*
	Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the TABCORP Remuneration Committee.
W.V. Wilson	*Non-Executive Director since June 1994*
	Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the Executive Director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

Note: Mr Peter Wade retired as a Director on 30 October 2003.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

Results

The consolidated profit after tax of the economic entity for the half-year to 31 December 2003 was $155.4 million, being 18.4% above the corresponding period in the previous year. Operating revenue increased by 13.8% to $1,118.5 million. These results were assisted by the merger with Jupiters Limited from 1 November 2003.

The economic entity's interest bearing liabilities increased by $1,241.0 million in the period primarily as a result of the merger with Jupiters Limited. The economic entity continues to generate strong cash flows and the Directors have declared a fully franked dividend of 35.0 cents per share to be paid on 6 April 2004, an increase of 6% over the dividend of 33.0 cents paid for the corresponding period last year.

Basic earnings per share after goodwill amortisation increased by 14.7% to 40.6 cents during the relevant period and return on equity after goodwill amortisation increased by 0.2% to 19.4% per annum compared to the previous corresponding period.

The Company has continued its commitment to the responsible service of gambling products and remains a leader in this area.

The Company (including Jupiters from 1 November 2003) contributed $38.0m to State Government community support and benefit funds, and supported organisations such as Life Saving Victoria, the Juvenile Diabetes Research Foundation, UNICEF and the Commonwealth Sport and Tourism Youth Foundation. The Company also supported a number of activities in the various communities in which it operates through the "TABCORP Community Assistance Program".

Review of Operations

Casinos

The Casinos Division generated operating revenue of $431.8 million being 39.1% above the previous corresponding period. These results were assisted by the acquisition of the Gold Coast, Brisbane Treasury and Townsville Breakwater casinos owned by Jupiters Limited, following the merger with that company from 1 November 2003.

At Star City revenue from the main gaming floor tables increased by 6.5%, private gaming room revenue increased by 2.9% and electronic gaming revenue increased by 1.0%. Performance was assisted by the success of the stage show "Mamma Mia" as well as high occupancy during the Rugby World Cup.

Wagering and Network Games

The Wagering business generated operating revenue of $253.3 million being 13.3% above the previous corresponding period. The revenue increase was achieved by a combination of solid underlying growth in the Division's traditional Victorian based wagering businesses and the inclusion of Jupiters Limited's businesses of Keno and International Technology Sales following the merger with that company from 1 November 2003.

Gaming

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

The Gaming business generated operating revenue of $428.7 million being 4.6% below the previous corresponding period. The revenue decrease is mainly attributable to the negative operational impact of a full six months of smoking bans in Victorian gaming venues compared to only four months from 1 September 2002 for the previous corresponding period. Since 1 September 2003 there have been signs of a recovery with revenue for the period 1 September 2003 to 31 December 2003 increasing by 1.9% compared to the previous corresponding period.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

M.B. Robinson AO
Director

Melbourne
19 February 2004

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Financial Performance for the Half-Year Ended 31 December 2003

	Note	Consolidated December 2003 $'000	Consolidated December 2002 $'000
Total operating revenues		1,118,550	983,146
Other revenues from ordinary activities		15,746	10,263
Revenues from ordinary activities	2	1,134,296	993,409
Government taxes and levies		(322,521)	(306,111)
Commissions and fees		(218,064)	(218,071)
Employee costs		(147,895)	(111,518)
Depreciation and amortisation		(66,817)	(54,375)
Property rentals, rates and maintenance		(15,601)	(13,557)
Borrowing costs		(38,485)	(26,751)
Computer costs		(4,013)	(3,172)
Other expenses from ordinary activities		(89,628)	(66,317)
Profit from ordinary activities before income tax expense	2	231,272	193,537
Income tax expense relating to ordinary activities		(75,864)	(62,324)
Net profit attributable to members of the parent entity		155,408	131,213
Share issue costs		(5,664)	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		(5,664)	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		149,744	131,213
Basic earnings per share (cents per share)		40.6	35.4
Diluted earnings per share (cents per share)		40.6	35.3
Basic earnings per share (cents per share) (pre amortisation of goodwill)	7	45.3	37.9
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	7	45.3	37.7

The accompanying notes form an integral part of this statement of financial performance.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Financial Position as at 31 December 2003

	Note	Consolidated		
		December 2003 $'000	June 2003 $'000	December 2002 $'000
Current Assets				
Cash assets		**215,121**	118,789	124,965
Receivables		**20,466**	9,762	5,495
Inventories		**13,759**	4,688	5,452
Other		**53,707**	25,141	19,345
Total current assets		**303,053**	158,380	155,257
Non-Current Assets				
Property, plant and equipment		**1,483,766**	759,212	783,232
Intangible assets - licences		**873,155**	831,201	832,524
Intangible assets - other		**1,570,080**	543,546	500,555
Deferred tax assets		**131,494**	33,968	29,868
Other		**72,104**	73,194	77,865
Total non-current assets		**4,130,599**	2,241,121	2,224,044
TOTAL ASSETS		**4,433,652**	2,399,501	2,379,301
Current Liabilities				
Payables		**191,037**	167,831	107,402
Interest bearing liabilities		**743,945**	450,898	200,000
Current tax liabilities		**95,644**	34,899	29,666
Provisions		**86,250**	35,266	31,528
Other		**372**	200	190
Total current liabilities		**1,117,248**	689,094	368,786
Non-Current Liabilities				
Payables		**-**	-	1,000
Interest bearing liabilities		**1,263,000**	315,000	620,898
Deferred tax liabilities		**63,333**	58,176	57,621
Provisions		**118,002**	16,450	10,495
Other		**736**	905	1,097
Total non-current liabilities		**1,445,071**	390,531	691,111
TOTAL LIABILITIES		**2,562,319**	1,079,625	1,059,897
NET ASSETS		**1,871,333**	1,319,876	1,319,404
Equity				
Contributed Equity		**1,658,545**	1,137,766	1,137,766
Retained profits	3	**212,788**	182,110	181,638
TOTAL EQUITY		**1,871,333**	1,319,876	1,319,404

The accompanying notes form an integral part of this statement of financial position.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Cash Flows for the Half-Year Ended 31 December 2003

	Consolidated	
	December 2003 $'000	December 2002 $'000
Cash Flows from Operating Activities		
Net cash receipts in the course of operations	1,130,110	998,167
Payments to suppliers, service providers and employees	(505,694)	(421,608)
Payment of Government levies, betting taxes and GST	(295,368)	(290,176)
Interest received	2,766	2,266
Borrowing costs paid	(39,618)	(31,592)
Income tax paid	(63,414)	(65,747)
Net operating cash flows	228,782	191,310
Cash Flows from Investing Activities		
Loans pursuant to employee share plan	4,428	11,416
Payment for controlled entities (net of cash acquired)	(489,292)	-
Dividends paid to former shareholders of acquired entity	(186,045)	-
Payment for reset preference shares of acquired entity	(190,173)	-
Payment for property, plant and equipment	(51,224)	(27,916)
Payment for management contract buyout	(53,000)	-
Proceeds from sale of plant and equipment	2,589	631
Other	(510)	2,998
Net investing cash flows	(963,227)	(12,871)
Cash Flows from Financing Activities		
Proceeds from borrowings	1,875,000	189,000
Repayment of borrowings	(915,031)	(145,000)
Dividends paid	(124,730)	(118,994)
Payment of transaction costs for share issue	(4,462)	-
Proceeds from issue of shares	-	22,340
Payment for share buy-back	-	(127,663)
Net financing cash flows	830,777	(180,317)
Net increase/(decrease) in cash held	96,332	(1,878)
Cash at the beginning of the financial period	118,789	126,843
Cash at the end of the financial period	215,121	124,965

The accompanying notes form an integral part of this statement of cash flows.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Notes to and Forming Part of the Financial Statements for the Half-Year Ended 31 December 2003

Note 1 (a) Basis of preparation

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2003 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB1029 - "Interim Financial Reporting" and Urgent Issues Group Consensus Views. It is recommended that this report should be read in conjunction with the 30 June 2003 Annual Report and any public announcements made by TABCORP Holdings Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used are consistent with those applied in the 30 June 2003 Annual Report. This financial report has been prepared in accordance with the historical cost convention and does not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

			Consolidated	
		Note	December 2003 $'000	December 2002 $'000
Note 2	**Profit from ordinary activities**			
	Profit from ordinary activities has been determined after crediting the following revenues:			
	Total operating revenues		**1,118,550**	983,146
	Other revenues:			
	Interest received or due and receivable		**2,878**	2,308
	Gross proceeds from sale of non-current assets (a)		**2,589**	631
	Other revenue items		**10,279**	7,324
	Total other revenues		**15,746**	10,263
	Total revenues from ordinary activities		**1,134,296**	993,409
	(a) Profit/(Loss) on sale of non-current assets		**(185)**	143
	Profit from ordinary activities has been determined after charging the following expenses:			
	Amortisation of goodwill		**17,761**	9,039
Note 3	**Retained Profits**			
	Retained profits at the beginning of the financial period		**182,110**	50,011
	Adjustment arising from adoption of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		**-**	119,408
	Dividend paid		**(124,730)**	(118,994)
	Net profit attributable to members of the parent entity		**155,408**	131,213
	Retained profits at the end of the financial period		**212,788**	**181,638**
	Retained profits are expected to be utilised as follows:			
	- Proposed dividend	8	**145,348**	120,634
	- Retained		**67,440**	61,004

Tax consolidation

Effective 1 July 2002 TABCORP Holdings Limited and its 100% owned subsidiaries have formed an income tax consolidated group. Members of the group have entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidation group is TABCORP Holdings Limited.

The impact of the revised tax legislation has not been recognised as at 31 December 2003, due to the valuation work which forms the basis for the calculation not being finalised. This work is expected to be completed and an adjustment reflected in the 30 June 2004 financial statements.

Note 4 Segment Information

The consolidated entity has three main business segments:

- *Wagering* — *Totalizator and fixed odds betting activities and keno operations.*
- *Gaming* — *Gaming machine operations and monitoring in licenced clubs and hotels.*
- *Casinos* — *Casino operations including hotels, apartment complex, theatres, restaurants and bars.*

	Wagering	Gaming	Casinos	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated						
Total operating revenues	253,278	428,667	431,785	4,820		1,118,550
Other revenues from ordinary activities	6,423	3,138	1,659	4,526		15,746
Intersegment Revenue	17	-	741	-	(758)	-
Revenues from ordinary activities	259,718	431,805	434,185	9,346	(758)	1,134,296
Segment Result (pre amortisation of goodwill)	46,510	108,801	136,097	-	-	291,408
Segment Result	**44,558**	**108,341**	**120,749**		-	**273,648**
Unallocated operating revenue				4,820		4,820
Unallocated interest revenue				2,878		2,878
Unallocated other revenue				1,648		1,648
Unallocated interest expense				(38,485)		(38,485)
Unallocated expenses				(13,237)		(13,237)
Result from ordinary activities before income tax expense	44,558	108,341	120,749	(42,376)	-	231,272
2002 Consolidated						
Total operating revenues	223,469	449,233	310,444	-		983,146
Other revenues from ordinary activities	3,699	1,378	2,787	2,442	(43)	10,263
Revenues from ordinary activities	227,168	450,611	313,231	2,442	(43)	993,409
Segment Result (pre amortisation of goodwill)	37,435	113,567	81,553	-	-	232,555
Segment Result	**37,379**	**113,567**	**72,570**	-	-	**223,516**
Unallocated interest revenue				2,308		2,308
Unallocated other revenue				134		134
Unallocated interest expense				(26,751)		(26,751)
Unallocated expenses				(5,670)		(5,670)
Result from ordinary activities before income tax expense	37,379	113,567	72,570	(29,979)	-	193,537

Note 5 Change in composition of entity

On 31 October 2003 the consolidated entity purchased 100% of the ordinary shares of Jupiters Limited.
Details of the acquisition are as follows:

	$'000
Consideration	(1,102,296)
Net cash acquired	104,010
Shares issued by TABCORP Holdings Limited (non-cash) (i)	512,170
Other non-cash consideration	1,824
Reduction in purchase price (non-cash)	(5,000)
Outflow of cash	(489,292)
Fair Value of net assets of entities acquired:	
Net cash	104,010
Receivables	17,753
Other assets	18,383
Inventory	10,284
Property, plant and equipment	724,353
Intangible Assets - licences	43,680
Deferred Tax Assets	47,234
Payables	(85,489)
Current tax liabilities	(3,783)
Interest bearing liabilities	(472,294)
Provisions (ii)	(347,443)
	56,688
Goodwill on acquisition	1,045,608
Consideration (total)	1,102,296
Less non-cash consideration	(508,994)
Consideration (cash)	593,302

(i) shares issued have been attributed a value of $10.58 per share, being the fair value estimate of the price at which the shares could have been placed in the market
(ii) includes a liability of $116 million representing the present value of future estimated cash flows payable by Jupiters Limited under a management agreement for the Gold Coast and Brisbane casinos, and a provision for dividends of $186 million in respect of the Centrebet Dividend and the Special Dividend payable to the former shareholders of Jupiters Limited

Note 6 Contingent Liabilities

Since the last annual reporting date, the change in contingent liabilites and contingent assets is as follows:

(a) Amended income tax assessments

In December 2003, the Australian Taxation Office issued Star City Pty Ltd (a wholly owned subisidiary of TABCORP) with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to 30 June 2002 is $31.6 million, and penalties and interest charges amount to a further $25.6 million at 31 December 2003. 50% of the amounts of the assessment and amended assessments were paid in January 2004, and have been recorded as deferred tax assets in the statement of financial position as at 31 December 2003. Payment of the remaining 50% has been deferred pending resolution of the dispute, pursuant to an agreement with the ATO. No liability has been recognised in respect of the deferred amount in the statement of financial position.

Under current Australian Accounting Standards, the current profit impact of the tax in dispute, including penalties and interest, would be approximately $34.4 million, the balance only having an impact on the statement of financial position.

On the basis of external advice and its assessment of the issue, TABCORP has lodged objections to the income tax assessments and believes it will ultimately be successful in its claims.

(b) Banking Facilities

Entities in the economic entity are called upon to give in the ordinary course of business, guarantees and indemnities in respect of

Note 7 Earnings per share

	Consolidated	
	December 2003 $'000	December 2002 $'000
Basic and diluted earnings per share (pre amortisation of goodwill) are calculated based on:		
Profit from ordinary activities after related income tax expense	**155,408**	131,213
Add Goodwill amortisation	**17,761**	9,039
	173,169	140,252

Note 8 Subsequent Event

On 19 February 2004, the Directors declared a dividend of 35 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $145.3 million.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Directors' Declaration

The directors declare that:

(a) the consolidated financial statements and associated notes comply with the accounting standards;

(b) the consolidated financial statements and notes give a true and fair view of the financial position as at 31 December 2003 and performance of the economic entity for the half year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration has been made in accordance with a resolution of directors.

M.B. ROBINSON
Chairman

Melbourne
19 February 2004

ERNST & YOUNG

Independent review report to members of TABCORP Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the consolidated statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited, the consolidated entity, for the half-year ended 31 December 2003. The consolidated entity comprises TABCORP Holdings Limited ("the company") and the entities it controlled during the half-year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the consolidated financial report of TABCORP Holdings Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated financial position of TABCORP Holdings Limited at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Mary Waldron
Partner
Melbourne
19 February 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

TAB LIMITED

EXHIBITS
TO

FORM CB

**Tender Offer/Rights Offering
Notification Form**

EXHIBIT VOLUME II

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.	
A	Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004);	
B	The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003;	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003;	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003;	
E	All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003);	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update';	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'; and	
H	The financial half year report for Tab for the period ended December 31, 2003.	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.	

L UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.

Exhibit E

ASX Announcements in Relation to TABCORP Since 30 June 2003

Terms used in this list have the meaning given to them in the Bidder's Statement.

Date Lodged	Description
30 September 2003	Lodgement of TABCORP's Notice of Annual General Meeting, a Chairman's letter to shareholders and a proxy form for the annual general meeting.
	Further announcement in relation to TABCORP's proposed new dividend reinvestment plan, including copies of documents relating to the plan, a summary of the plan, and a plan election form.
	Announcement of the release of, and lodgement of, the TABCORP Concise Annual Report and Financial Statements for the year ended 30 June 2003.
3 October 2003	Lodgement by Jupiters of a letter sent to Jupiters reset preference shareholders relating to the Jupiters RPS Scheme.
10 October 2003	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (up to a maximum of 48,725,000 TABCORP Shares which may have been issued in accordance with the Jupiters Ordinary Share Scheme).
21 October 2003	Announcement by TABCORP that UBS Nominees Pty Ltd had ceased to be a substantial shareholder in TABCORP.
28 October 2003	Announcement that TABCORP had established new bank debt financing facilities, which would be used to fund the Jupiters Merger, to re-finance TABCORP's existing bank facilities, and for other general corporate purposes.
30 October 2003	Lodgement of the Chairman's and Managing Director's addresses to shareholders at TABCORP's 2003 annual general meeting.
	Announcement that all resolutions set out in TABCORP's Notice of Annual General Meeting dated 30 September 2003 had been passed at the annual general meeting.
	Lodgement of the presentation to shareholders at TABCORP's 2003 annual general meeting.
31 October 2003	Announcement that the Supreme Court of Queensland had approved the Jupiters Merger.
	Lodgement of 'Appendix 3Z: Final Director's Interest Notice'. Peter Harold Wade had ceased to be a director on 30 October 2003.
4 November 2003	Announcement in response to a newspaper article in relation to the possible extension of TABCORP's Victorian Gaming Licence and Wagering Licence.
5 November 2003	Announcement of a trading halt of TABCORP securities pending the release of an announcement by TABCORP.
	Announcement by TABCORP of a proposed merger with Tab.
	Lodgement of an investor presentation by TABCORP concerning the proposed merger with Tab.
10 November 2003	Announcement by Jupiters of the declaration of a fully franked dividend of 17.2 cents per Jupiters Ordinary Share, representing the net Centrebet Business sale proceeds.

Date Lodged	Description
13 November 2003	Announcement of the allocation of TABCORP Shares and cash under the Jupiters Ordinary Share Scheme, and the terms of the scale back to be applied in relation to the consideration to be provided by the TABCORP Group in connection with that scheme.
	Announcement that TABCORP welcomed the decision by the New South Wales government that it would introduce legislation to allow a merger between TABCORP and Tab to proceed.
18 November 2003	Announcement that TABCORP had received a public letter from the Chairman of Tab in relation to TABCORP's merger proposal, and lodgement of a letter previously sent from the Chairman of TABCORP to Tab in relation to the merger proposal.
20 November 2003	Announcement that consideration and holding statements were being dispatched to the former holders of Jupiters Ordinary Shares and Jupiters RPS pursuant to the Jupiters Ordinary Share Scheme and the Jupiters RPS Scheme.
21 November 2003	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice'. Richard Warburton acquired an additional 10,000 TABCORP Shares at a value of $11.22 per share.
	Notification that a presentation delivered by the Managing Director and Chief Executive Officer of TABCORP at a conference was available on TABCORP's website.
4 December 2003	Lodgement of a letter sent to former holders of Jupiters Ordinary Shares concerning the Australian Capital Gains Tax implications of the Jupiters Merger.
16 December 2003	Announcement that transaction statements and a letter to shareholders were being mailed to former holders of Jupiters Ordinary Shares who were 'Ineligible Overseas Shareholders' under the Jupiters Ordinary Share Scheme.
17 December 2003	Announcement that the ACCC had advised TABCORP that it did not propose to intervene pursuant to section 50 of the Trade Practices Act 1974 in relation to a merger between TABCORP and Tab.
12 January 2004	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (1,435,791 options and 409,877 share rights in connection with TABCORP's Long Term Performance Plan).
20 January 2004	Lodgement of an amended 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (1,435,791 options and 200,728 share rights in connection with TABCORP's Long Term Performance Plan).
29 January 2004	Announcement that TABCORP continued to assess its position in relation to Tab.
	Announcement that Mr John Story and Mr Lawrence Willett were appointed non-executive directors of TABCORP.
	Lodgement of 'Appendix 3X: Initial Director's Interest Notice' for Mr John Story.
	Lodgement of 'Appendix 3X: Initial Director's Interest Notice' for Mr Lawrence Willett.
2 February 2004	Announcement of the effective accounting consolidation date for the Jupiters Merger.
19 February 2004	Lodgement of 'Appendix 4D: Half year Report for the period ended 31 December 2003', financial statements for the half year ended 31 December 2003 and accompanying media release.
	Lodgement of presentation by TABCORP in relation to the Half Year Results for the six months ended 31 December 2003.

Date Lodged	Description
23 February 2004	Announcement of a trading halt of TABCORP securities pending the release of an announcement by TABCORP.
	Joint announcement by TABCORP and NSW Racing of the entry into the Racing Heads of Agreement.
	Announcement by TABCORP of the Offer.
22 March 2004	Lodgement of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' (5,363,823 TABCORP Shares to eligible shareholders under the DRP, and 2,839,843 TABCORP Shares pursuant to the underwriting agreement in respect of the DRP, in relation to the interim dividend for the year ending 30 June 2004).
2 April 2004	Announcement by TABCORP of the lodgement of the Bidder's Statement in connection with the Offer.
	Announcement by TABCORP on behalf of Bidder of lodgement of Form 603 'Notice of initial substantial holder'.
	Announcement by TABCORP on behalf of Bidder giving notice under section 633(4) of the Corporations Act setting 5 April 2004 as the date for determining the people to whom the Bidder's Statement is to be sent.
5 April 2004	Lodgement by TABCORP of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement' advising that up to a maximum of 99,611,020 TABCORP Shares may be issued as partial consideration to Tab Shareholders under the Offer.
6 April 2004	Announcement by TABCORP regarding Appendix 3B (submitted on 22 March 2004) in connection with the DRP.
7 April 2004	Announcement by TABCORP of the release by the New South Wales government of the *BurnVoir Corporate Finance independent report*.
	Lodgement of the following documents in connection with the interim dividend statement dispatched to shareholders: (i) TABCORP's Half Year Report for the 6 months ending 31 December 2003; (ii) shareholder benefits card letter and accompanying letter; and (iii) shareholder benefits brochure.
13 April 2004	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice' for Lawrence John Willett.
	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice' for Richard Warburton.
	Lodgement of 'Appendix 3Y: Change of Director's Interest Notice' for Michael Bennett Robinson.


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

30 September 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

DIVIDEND REINVESTMENT PLAN

Further to the company's announcement on 5 September, and in accordance with ASX Listing Rule 3.17, attached are copies of documents relating to the company's new Dividend Reinvestment Plan (DRP) that are being dispatched to shareholders today.

Included in the attachments are:

- Summary of the DRP; and
- DRP election form.

The Rules of the DRP are also attached. Shareholders may obtain a copy of the Rules of the DRP from the company's website at **www.tabcorp.com.au** or by contacting the company's share registry, ASX Perpetual Registrars Limited by telephone on 1300 665 661 to receive a free copy by mail.



TABCORP Holdings Limited
ABN 66 063 780 709

Summary of the Dividend Reinvestment Plan

The TABCORP Holdings Limited Dividend Reinvestment Plan ("DRP") allows shareholders in TABCORP Holdings Limited ("TABCORP" or "the company") to reinvest all or part of the dividends payable on their TABCORP fully paid ordinary shares in additional fully paid ordinary shares in the company.

Participation in the DRP is subject to the Rules of the DRP. A copy of the Rules of the DRP is available from the company's website at **www.tabcorp.com.au**, or you may contact the company's share registry to request a copy of the Rules free of charge.

Who can participate in the DRP?

Participation in the DRP is entirely optional. The DRP will generally be available for all holders of TABCORP shares, except that a shareholder having a registered address or being resident in a country other than Australia may not be able to participate in the DRP because of legal requirements applicable in that country.

How does the DRP work?

Dividends otherwise payable on ordinary shares which are subject to the DRP will be applied on the participating shareholder's behalf to acquire additional ordinary shares in the company. The company may in its discretion either allot new shares or cause existing shares to be acquired on-market for transfer to shareholders who participate in the DRP. Initially, the company intends to operate the DRP by issuing new TABCORP shares to participating shareholders, and the details set out below proceed on this basis.

If any withholding tax is payable in respect of the dividend or there is any other amount which the company must retain (for example, if a shareholder does not quote a tax file number), these amounts will be deducted from the dividend and the balance will be applied in subscribing for shares. Shares allotted under the DRP will rank equally in all respects with existing ordinary shares and will be quoted on the Australian Stock Exchange.

At what price will new shares be issued under the DRP?

The new shares will be issued at a price equal to the average (rounded to the nearest cent) of the daily volume weighted average market price of TABCORP shares sold in the ordinary course of trading on the Australian Stock Exchange over a period of ten business days beginning on the second business day after the relevant dividend record date, less such discount (if any) set by the Board from time to time (such discount not to exceed 2.5%). The Board has determined that an initial discount of 2.5% will apply for the time being.

Determination of entitlement

The dividend payable on a participant's TABCORP shares which are subject to the DRP will be credited to a 'DRP account' and that amount (less any withholdings as described above) will be applied in subscribing for the maximum whole number of fully paid ordinary shares in the company that may be allotted at the price described above. Any balances remaining in a participant's DRP account after the allotment of shares under the DRP will be carried forward and added to the next dividend entitlement. No interest will accrue in respect of any balance in a participant's DRP account.

What is the cost of participation?

No brokerage, commission, stamp duty or other transaction costs will be payable by participating shareholders in respect of shares issued under the DRP.

If I want to participate in the DRP do all my shares have to participate?

No. A shareholder can elect to participate in the DRP in respect of all shares registered in their name or a specified number of shares registered in their name. If a shareholder elects to participate in the DRP in respect of a specified number of shares only, the dividend on the shares which do not participate in the DRP will be paid in cash in the normal way.

What do I have to do to participate in the DRP?

Eligible shareholders may elect to participate in the DRP in respect of all or a specified number only of their shares at any time by completing an election form and returning it to the company's share registry.

Shareholders may also elect to vary the level of participation or withdraw from the DRP at any time by completing an election form and returning it to the company. Participation in the DRP will commence with the first dividend payment after receipt of the election form provided that it is received by the company before the record date for the dividend. Similarly, an election by a shareholder to vary the level of participation or withdraw from the DRP will only be effective in relation to a forthcoming dividend if an election form is received by the company before the record date for the dividend.

If the share registry receives an election form that does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

What happens if I sell some of my shares?

If a shareholder has elected to participate in the DRP in respect of a specified number only of the shares registered in the name of the shareholder and subsequently sells a parcel of shares, those shares which do not participate in the DRP will be deemed to have been sold first.

What happens if I acquire more shares?

If a shareholder has elected to participate in the DRP in respect of all of the shares registered in their name, all additional shares acquired in the future will be deemed to participate in the DRP. If a shareholder has elected to participate in the DRP in respect of a specified number only of the shares registered in their name, all shares subsequently acquired by the shareholder, whether under the DRP or otherwise, will not participate in the DRP. A new election form increasing the level of participation will need to be completed and provided to the company before these shares can participate in the DRP.

Do I get a statement?

Participants in the DRP will be sent a statement after each dividend payment, detailing their participation in the DRP.

What happens if I have more than one shareholding?

You will need to lodge a separate DRP election form for each registered shareholding. You may wish to contact the company's share registry to consolidate your details into a single shareholding.

How does the DRP affect my tax position?

The company does not, and cannot, provide taxation advice to shareholders and does not accept any responsibility for any interpretation of, or application by, shareholders of the general information set out below. The company suggests participants seek independent professional advice concerning their taxation position.

Under current Australian income tax legislation, dividends reinvested under the DRP will be assessable for income tax in the same manner as cash dividends.

For Capital Gains Tax purposes, shares issued under the DRP will have a cost base equal to the amount of the cash dividend entitlement which is reinvested. Shareholders may be subject to tax on disposal of the shares depending on the sale proceeds received and the cost base of the shares.

How do I get more information?

The terms and conditions of the DRP are detailed more fully in the Rules of the DRP and participation in the DRP is subject to these Rules. A copy of the Rules of the DRP is available from the company's website at **www.tabcorp.com.au**, or you may contact the company's share registry to receive a copy of the Rules free of charge. If you wish to enquire about the DRP, please contact the company's share registry.

TABCORP share registry
ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne Vic 3001

Telephone:	1300 665 661
	03 9615 9780
Facsimile:	03 9615 9900
Email:	registrars@asxperpetual.com.au
Website:	www.asxperpetual.com.au

October 2003 (effective March 2004)


TABCORP
TABCORP Holdings Limited
ABN 66 063 780 709

All Registry communications to:
C/- ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne, Vic. 3001
Telephone: 1300 665 661
(03) 9615 9780
Facsimile: (03) 9615 9900
ASX Code: TAH
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

A DIVIDEND REINVESTMENT PLAN APPLICATION

PLEASE COMPLETE THIS FORM IN BLACK INK USING CAPITAL LETTERS. PHOTOCOPIES WILL NOT BE ACCEPTED.

FOLD

This form is only to be completed where the securityholder wishes to have their dividend payments reinvested under the rules of the Dividend Reinvestment Plan (DRP).

I/We being the above named registered holder of ordinary shares wish to participate in the Company's DRP as indicated below. I/We authorise the application of dividends payable on the number of my/our ordinary shares participating in the DRP to acquire further ordinary shares in the Company at the price determined under, and subject to, the rules of the DRP. I/We hereby agree to be bound by the rules of the DRP. I/We acknowledge that I/we may vary or terminate my/our participation in the DRP, in accordance with the rules of the DRP. This will cancel any earlier dividend reinvestment plan instructions and take priority over any direct credit instructions.

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website at www.asxperpetual.com.au

Degree of Participation (cross appropriate Box):-



FULL PARTICIPATION - Including any further acquisitions.

or



PARTIAL PARTICIPATION - Please specify the number of ordinary shares to participate in the DRP.



FOLD

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual) | Joint Securityholder 2 (Individual) | Joint Securityholder 3 (Individual)





Director | Director/Company Secretary (Delete one) | Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be



Date

/ /



TABCORP Holdings Limited

ABN 66 063 780 709

Dividend Reinvestment Plan

Rules

TABCORP HOLDINGS LIMITED
DIVIDEND REINVESTMENT PLAN RULES

1. Definitions

In these Rules, unless the context otherwise requires:

Board means the board of directors of TABCORP.

Constitution means the constitution of TABCORP from time to time.

DRP means the Dividend Reinvestment Plan established under these Rules as varied from time to time.

Holding means a registered holding of Shares in respect of a Shareholder.

Notice of Election has the meaning given to it in clause 3.1.

Notice of Variation means a notice to increase or decrease the number of a Participant's Plan Shares, or to terminate participation in the DRP, in the form that the Board from time to time approves.

Participant means a Shareholder some or all of whose Shares are participating in the DRP.

Plan Shares means the Shares comprised in a particular Holding which are designated (subject to these Rules) by a Participant as Shares the dividend on which is to be applied in subscribing for or acquiring Shares under the DRP.

Price means the price at which Shares will be allotted or acquired under the DRP as calculated in accordance with clause 5.

Record Date has the meaning given to it in the Australian Stock Exchange Limited Listing Rules.

Rules means the rules of the DRP as varied from time to time.

Shares means fully paid ordinary shares in the capital of TABCORP.

Shareholder means a registered holder of Shares within the meaning of the Constitution of TABCORP.

TABCORP means TABCORP Holdings Limited (ABN 66 063 780 709).

2. Participation in the DRP

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation is optional and open to each Shareholder unless excluded under these Rules.

2.3 A Shareholder who is subject to the laws of a country or place other than Australia may not participate in the DRP until the Board, in its absolute discretion, is satisfied that such participation will not constitute a breach of the laws of that country or place, whether or not that Shareholder has received an invitation to participate in the DRP or has completed a Notice of Election

2.4 The Board may on any occasion determine that the right to participate in the DRP is not available to a Shareholder having a registered address or being resident in a country or place where, in the absence of a prospectus, disclosure document, registration statement or other prerequisite, the offer of a right of election, or participation, would or might be unlawful.

2.5 If, in the reasonable opinion of the Board, the issue of Shares under the DRP to, or the acquisition of Shares under the DRP by, a Participant or the holding of those Shares by a Participant may breach a provision of the Constitution or be contrary to the law of any country, may prejudice the effective operation of the DRP or is otherwise in the sole opinion of the Board undesirable or impractical, the Board may:

(a) decline to issue or transfer those Shares;

(b) reduce the issue or transfer of those Shares on a proportionate basis; or

(c) reduce or suspend the participation of that Participant in the DRP.

2.6 The Board may, in its discretion, refuse to permit any Shareholder to participate in the DRP where that Shareholder elects to participate in respect of a number of Shares which is less than 100 or such other number as the Board may determine.

3. Application to participate

Application to participate in the DRP must be made on the form prescribed by the Board from time to time (***Notice of Election***). Upon receipt by TABCORP of a duly completed and executed Notice of Election, participation will, subject to these Rules, commence from the next Record Date for determining entitlements to payment of a dividend in respect of Shares.

4. Degree of participation

4.1 Participation in the DRP may be either full or partial. A Shareholder must (subject to clause 4.4) specify in the Notice of Election the extent to which the Shareholder wishes to participate in the DRP.

4.2 Under full participation, all Shares registered from time to time in the Participant's name, including Shares issued pursuant to the DRP, will be subject to the DRP.

4.3 Under partial participation, only that number of Shares as specified in the Notice of Election by the Shareholder will be subject to the DRP. However, if at the relevant Record Date the number of Shares held by the Participant is less than the specified number of Shares, then the provisions of the DRP in respect of that dividend payment will apply to the lesser number of Shares. Where a Shareholder is a partial Participant, all Shares subsequently acquired by the Shareholder, whether under the DRP or otherwise, will only participate in the DRP to the extent that the Shareholder alters the participation level in accordance with clause 10.

4.4 If a Notice of Election does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

4.5 If a Notice of Election purports to nominate a Holding for both full participation and partial participation at the same time, the Notice of Election will be invalid and of no effect whatsoever.

5. Operation of the DRP

5.1 Each dividend which is payable to a Participant in respect of Plan Shares and which is available for payment to the Participant will be applied by TABCORP on the Participant's behalf in acquiring or subscribing for additional Shares.

5.2 The Board in its absolute discretion will determine with respect to the operation of the DRP for any dividend whether to issue new Shares or to cause the transfer of Shares to a Participant, or to apply a combination of both options, to satisfy the obligations of TABCORP under these Rules.

5.3 If the Board determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as the Board considers appropriate.

5.4 TABCORP will establish and maintain a DRP account for each Participant. TABCORP will, in respect of each dividend payable to a Participant:

(a) determine the amount of the dividend payable in respect of the Plan Shares;

(b) determine the withholding payments (if any) deductible by TABCORP in respect of the dividend payable on the Plan Shares, and any other sum TABCORP is entitled to retain in respect of the Plan Shares;

(c) credit the amount in clause 5.4(a) and debit any amount in clause 5.4(b) to the Participant's DRP account;

(d) determine the maximum whole number of additional Shares which may be acquired under the DRP at the Price by using the amount in the Participant's DRP account;

(e) on behalf and in the name of the Participant, subscribe for or cause the transfer of that number of additional Shares determined under clause 5.4(d) and debit the Participant's DRP account with the total of the subscription price or the acquisition amount (as the case may be) for the additional Shares;

(f) allot the additional Shares to the Participant (if applicable), and add the number of Shares allotted or acquired to the total number of Shares comprised in the relevant Holding; and

(g) retain in the Participant's DRP account, without interest, any cash balance remaining.

5.5 The Shares will be transferred or allotted under the DRP at the Price which will be the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold in the ordinary course of trading on the Australian Stock Exchange Limited automated trading system during the ten trading day period starting on (and including) the second business day after the record date in respect of the relevant dividend and ending on (and including) the eleventh business day after that record date, less any discount (not exceeding 2.5%) determined by the Board from time to time.

5.6 The daily volume weighted average market price referred to above will be calculated by the Board, or another suitable person nominated by the Board, by reference to information the Board approves from time to time. The determination of the Price by the Board or some other person nominated by the Board will be binding on all Participants.

6. Shares allotted under the DRP

6.1 Shares allotted under the DRP will be allotted in accordance with the Australian Stock Exchange Limited Listing Rules and, from the date of allotment, will rank equally in all respects with existing Shares.

6.2 Shares allotted under the DRP will be allotted on, or as soon as practicable after, the relevant dividend payment date and will be registered on the register where the Participant's holding of Shares is currently registered. If the Participant holds Shares on more than one register (one of which is TABCORP's principal share register), the Shares allotted under the DRP will be registered on the principal share register unless and until the Participant requests otherwise.

6.3 If a Participant holds shares in certificated form, a share certificate will be issued for the total number of Shares allotted or acquired under the DRP in respect of each dividend on those Shares. If a Participant holds Shares in uncertificated form, a statement showing the total number of Shares allotted or acquired in respect of each dividend on those Shares will be issued. The certificate or statement will be forwarded to Participants as soon as practicable after allotment or acquisition.

7. DRP statements

On, or as soon as practicable after, each dividend payment date, TABCORP will send to each Participant a statement setting out:

(a) the number of the Participant's Plan Shares as at the relevant Record Date;

(b) the amount of dividend payable to the Participant (less any amounts referred to in clause 5.4(b)) in respect of the Participant's Plan Shares;

(c) the amount in the Participant's DRP account immediately prior to the payment of the relevant dividend;

(d) the number of Shares transferred or allotted to the Participant under the DRP and the Price of those Shares;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount payable on subscription for the additional Shares; and

(f) the number of Shares comprised in the Holding after transfer and/or allotment.

8. Stock exchange listing

TABCORP will apply for Shares allotted under the DRP to be listed for quotation on the official list of the Australian Stock Exchange Limited as soon as practicable after the date of allotment.

9. Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares transferred or allotted under the DRP and no stamp duty or other duties will be payable under present law in respect of Shares transferred or allotted under the DRP.

10. Variation or termination of participation

10.1 Subject to clause 13, a Participant may at any time give a Notice of Variation to TABCORP:

(a) to increase or decrease the number of the Participant's Shares participating in the DRP; or

(b) to terminate the Participant's participation in the DRP.

The alteration or termination takes effect from the next Record Date.

10.2 If a Participant increases the level of participation in the DRP to full participation, all of the Participant's Shares as at the date of the Notice of Variation and all Shares subsequently acquired by the Participant (including Shares transferred or allotted under the DRP) will participate in the DRP.

10.3 If a Participant increases or decreases the level of participation in the DRP to below full participation, only that number of Shares specified in the Notice of Variation will participate in the DRP and no Shares subsequently acquired by the Participant (including Shares transferred or allotted under the DRP) will participate in the DRP.

10.4 If a Participant dies, participation in the DRP will be terminated upon receipt by TABCORP of written notice of the death. If a Participant is declared bankrupt or is wound up, participation in the DRP will be terminated upon receipt by TABCORP of a notification of bankruptcy or winding up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders will not automatically terminate participation.

10.5 Upon termination of participation for whatever reason, TABCORP will forward, unless otherwise directed, to the Participant or the Participant's legal representative:

(a) a statement of the Participant's DRP account made to the date of termination; and

(b) the cash balance (if any) shown in the Participant's DRP account as at the date of termination.

11. Reduction or termination of participation where no notice is given

11.1 Where all of a Participant's Shares are subject to the DRP and the Participant disposes of some of those Shares then, unless the Participant advises TABCORP otherwise, the remaining Shares held by the Participant will continue to participate in the DRP.

11.2 Where some of a Participant's Shares are subject to the DRP and the Participant disposes of part of that Holding, then unless the Participant advises TABCORP otherwise, the Shares disposed of will, to the extent possible, be deemed to be Shares other than Plan Shares. If the number of Shares disposed of exceeds the number of the Participant's Shares which are not Plan Shares, the disposal will be deemed to include all of the Participant's Shares which are not Plan Shares, and the balance (if any) of the Shares disposed of will be attributed to Plan Shares.

11.3 Where a Participant disposes of all Shares without giving TABCORP notice of termination of participation, the Participant will be deemed to have terminated participation in the DRP on the last date on which TABCORP registered a transfer or instrument of disposal of the Participant's Holding.

12. Variation, suspension and termination

12.1 The DRP may be varied, suspended or terminated by the Board at any time. The variation, suspension or termination will take effect upon the date specified by the Board.

12.2 The Board may give written notice of any such variation, suspension or termination as it considers appropriate. A variation, suspension or termination of the DRP will not be invalidated by an accidental omission to give notice of the variation, suspension or termination to a Shareholder or the non-receipt of any notice by any Shareholder and will not give rise to any liability on the part of, or right or action against, the Board or TABCORP.

12.3 Any suspension of the DRP will continue until such time as the Board resolves either to recommence or terminate the DRP. If the DRP is recommenced then elections as to participation in respect of the previously suspended DRP will be valid and have full force and effect in accordance with these Rules for the purposes of the recommenced DRP.

12.4 In the event of termination of the DRP, TABCORP will forward to each Participant a statement of the Participant's DRP account as at the date of termination, and the cash balance (if any) shown in the Participant's DRP account at that date.

13. Application and notices

13.1 Applications and notices to TABCORP must be in writing and in such form prescribed by the Board from time to time (or in such other form as the Board may accept).

13.2 Applications and notices will be effective upon receipt by TABCORP subject to:

(a) these Rules;

(b) in the case of applications to participate, acceptance by TABCORP; and

(c) receipt by TABCORP before the relevant Record Date for determining entitlements to dividends.

Applications or notices received on or after the relevant Record Date *will not be effective in* respect of that dividend payment but will be effective from the next relevant Record Date.

14. General

14.1 The DRP will commence on the date determined by the Board.

14.2 Each Holding which a Shareholder has from time to time will be regarded as separate for the purposes of the DRP and the DRP will operate as if each such Holding were held by a separate person, unless the Board determines otherwise. Consequently, a separate Notice of Election must be delivered to TABCORP in relation to each Holding which a Shareholder wishes to nominate for full or partial DRP participation, and the Shareholder will be treated as a separate Participant in respect of each Holding nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired in respect or on account of the relevant Holding).

14.3 Any dividend payable on Shares which a Participant has nominated as participating in the DRP and which dividend TABCORP is entitled to retain as a result of a charge in favour of TABCORP in accordance with the Constitution of TABCORP or other requirement of law will not be available for the purpose of participating in the DRP.

14.4 These Rules will be binding upon each person who is or becomes a Shareholder.

14.5 Subject to the Constitution of TABCORP, the Board may implement the DRP in the manner as the Board thinks fit, and may settle any difficulty which may arise either generally or in a particular case in connection with the DRP as the Board thinks fit. Without prejudice to the general powers of the Board under the Constitution and these Rules, the Board may settle in the manner as the Board thinks fit any difficulty, anomaly or dispute which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any Shareholder or Holding or any Share or Shares and the determination of the Board will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

14.6 Neither TABCORP nor any officer of TABCORP will be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP.

14.7 The DRP, its operation and these Rules will be governed by and construed in accordance with the laws of the State of Victoria, Australia.

End.


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

30 September 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of TABCORP Holdings Limited (the 'company') will be held at the Grand Harbour Ballroom, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney on Thursday, 30 October 2003 at 10.00 a.m.

Attached are copies of documents relating to the company's Annual General Meeting that are being dispatched to shareholders today.

Included in the attachments are:

- Chairman's letter; and
- Proxy form; and
- Notice of Annual General Meeting.

The Annual General Meeting will be webcast live on the company's website at **www.tabcorp.com.au**



TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Dividend and Notice of Annual General Meeting

Dear Shareholder,

Please find enclosed your dividend cheque or direct credit advice, and a Notice of Meeting.

I am pleased to invite you to TABCORP's 2003 Annual General Meeting, which will be held at the Grand Harbour Ballroom, Level 3, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney, at 10.00am on Thursday 30 October 2003. Enclosed is your Notice of Meeting and Explanatory Notes which sets out the items for consideration at the meeting.

If you are attending the Meeting, please bring this letter with you to enable prompt registration on your arrival.

If you are unable to attend the Meeting, you are encouraged to appoint a proxy to vote on your behalf, which can be done by completing the enclosed proxy form. The proxy form should be returned to the company's share registry either by facsimile on (03) 9615 9744 or in the envelope provided and be received at least 48 hours before the Meeting to be valid.

On the reverse of this letter is a map of the Star City Hotel and details regarding parking and public transport options.

The Meeting will be webcast live on the company's website at **www.tabcorp.com.au**

May I also encourage you to use the online share registry facility available on the company's website to conduct standard shareholding enquiries and transactions, including electing not to receive an annual report, electing to receive dividend payments by direct credit, and changing your registered address.

Copies of the Notice of Meeting are available in large print to assist vision impaired shareholders. Please contact the company's Shareholder Relations Manager by telephone on (03) 9868 2779 to receive a copy.

I look forward to welcoming you to the Meeting.

Yours faithfully,

HOW TO GET TO THE MEETING

Star City is located on the foreshore of Sydney Harbour.

There are many ways that you can get to Star City. You can get here by taking the Metro Light Rail from Central Railway Station or the Monorail from the city to Darling Harbour. There are also public bus and ferry services that depart from Circular Quay, or take a short walk from Town Hall to Star City over the Pyrmont Bridge.

When you arrive at Star City proceed to the Grand Harbour Ballroom, which is located on the third floor of the Hotel tower.

By Public Bus Routes

The State Transit buses 443 and 888 regularly depart Circular Quay with stops including Town Hall before arriving at Star City. For route and timetable information call 13 15 00.

By Metro Light Rail

Departs from Central Station via Darling Harbour to Star City every 10 to 15 minutes. For further information call (02) 9552 2288.

By Monorail

The Sydney Monorail links the city, Darling Harbour and Chinatown. Harbourside is the closest station and is only a seven minute walk to Star City. It operates every three to five minutes. For further information call (02) 8584 5288.

By Car

The main access roads into Star City are Pyrmont Street and Pirrama Road. The Star City car park can be entered using either Pirrama Road or Edward Street. There are also a number of other car parks located in the area, please refer to the map below for these locations.

By Taxi

The taxi pick-up and drop-off point is located on our porte cochere (driveway), off Jones Bay Road.

By Ferry

Ferries operate from Circular Quay and stop at the wharf across from Star City. For route and timetable information on State Transit's Darling Harbour ferry to Pyrmont Bay Wharf call 13 15 00.


THE ROCKS
Circular Quay
Royal Botanic Gardens
MILLERS POINT
Hyde Park
WESTERN DISTRIBUTOR
PYRMONT BRIDGE
Cockle Bay
PIRRAMA RD
METRO LIGHT RAIL
Star City
GEORGE ST
SUSSEX ST
MURRAY ST
5
4
3
2
1


TABCORP
TABCORP Holdings Limited
ABN 66 063 780 709



All Registry communications to:
C/- ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne, Vic. 3001
Telephone: 1300 665 661
(03) 9615 9780
Facsimile: (03) 9615 9744
ASX Code: TAH
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.



MR SAM SAMPLE
9 SAMPLE STREET
SAMPLEVILLE 3000

X00000000000

FOLD

I/We being a member/members of **TABCORP Holdings Limited** and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ OR *Write here the name of the person (excluding the registered securityholder) you are appointing if this person is **someone other** than the Chairman of the Meeting* ☐

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the instructions set out below (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held at 10.00am on Thursday, 30 October 2003 or at any adjournment of that meeting.** Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. **Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office no later than 48 hours before the meeting.**

☐ IMPORTANT FOR ITEMS 4, 5, 6, 7 and 8 BELOW
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 4, 5, 6, 7 and 8 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and votes cast by him, other than as proxyholder, would be disregarded because of that interest. **If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4, 5, 6, 7 and 8 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 4, 5, 6, 7 and 8 and all items of business.**

Should you desire to direct your proxy how to vote on any resolution please insert* X *in the appropriate box below.

Item	For	Against	Abstain*
Item 2. Re-Election of Directors (a) To re-elect Mr A.G.Hodgson	☐	☐	☐
(b) To re-elect Mr R.F.E. Warburton	☐	☐	☐
Item 3. Amendments to Constitution	☐	☐	☐
Item 4. Remuneration of Directors	☐	☐	☐
Item 5. Long Term Performance Plan	☐	☐	☐
Item 6. Deferred Share Plan	☐	☐	☐
Item 7. Participation by the Managing Director and Chief Executive Officer in TABCORP employee share schemes	☐	☐	☐
Item 8. Exclusion of issues under employee share schemes from ASX 15% Cap	☐	☐	☐
Item 9. Dividend Reinvestment Plan	☐	☐	☐

FOLD

If the Chairman of the meeting is to be your proxy, you should be aware that he intends to vote undirected proxies in favour of all items of business.

*** If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form must be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth)

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).

NOTICE OF ANNUAL GENERAL MEETING


TABCORP

TABCORP HOLDINGS LIMITED

ABN 66 063 780 709 5 BOWEN CRESCENT, MELBOURNE AUSTRALIA 3004

Notice is hereby given that the Annual General Meeting of TABCORP Holdings Limited (the 'Company') will be held at the Grand Harbour Ballroom, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney on Thursday, 30 October 2003 at 10.00 a.m.

Item 1 – Financial Statements and Reports

To receive and consider the Financial Statements and the Reports of the Directors and of the Auditor in respect of the year ended 30 June 2003.

Item 2 – Re-Election of Directors

In accordance with the Company's Constitution:

(a) Mr A.G. Hodgson retires and being eligible offers himself for re-election.

(b) Mr R.F.E. Warburton retires and being eligible offers himself for re-election.

Item 3 – Amendments to Constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

'That, subject to receiving the written approval of the New South Wales Casino Control Authority and with effect from the later of the passing of this resolution and the receipt of that approval, the Constitution tabled at the meeting and signed by the Chairman for the purpose of identification be approved and adopted as the Constitution of the Company in substitution for and to the exclusion of the existing Constitution of the Company.'

(Refer explanatory memorandum annexed).

Item 4 – Remuneration of Directors

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the maximum aggregate amount out of which Directors' fees may be paid to all Directors by the Company and subsidiaries of the Company for their services as Directors of the Company or of such subsidiaries, in respect of each financial year of the Company commencing 1 July 2003, be increased from a total of $1,200,000 per annum to a total of $1,500,000 per annum.'

(Refer explanatory memorandum annexed).

Item 5 – Long Term Performance Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Company hereby approves the implementation and administration of the TABCORP Holdings Limited Long Term Performance Plan for eligible executives of the Company in accordance with the Rules of the TABCORP Holdings Limited Long Term Performance Plan, a copy of which is tabled at the meeting and signed by the Chairman for the purposes of identification.'

(Refer explanatory memorandum annexed).

FOR THE PURPOSE OF ASSISTING VISION IMPAIRED SHAREHOLDERS, A COPY OF THIS NOTICE IN LARGE PRINT IS AVAILABLE BY CALLING (03) 9868 2779.

Item 6 – Deferred Share Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Company hereby approves the implementation and administration of the TABCORP Holdings Limited Deferred Share Plan for eligible employees of the Company in accordance with the Rules of the TABCORP Holdings Limited Deferred Share Plan, a copy of which is tabled at the meeting and signed by the Chairman for the purposes of identification.'

(Refer explanatory memorandum annexed).

Item 7 – Participation by the Managing Director and Chief Executive Officer in TABCORP employee share schemes

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That, subject to the passage of the resolutions proposed in Items 5 and 6, in accordance with ASX Listing Rule 10.14, the Company is hereby authorised to grant to the Managing Director and Chief Executive Officer of the Company, Matthew Slatter, any or all of the following during the three year period following the Annual General Meeting on 30 October 2003:

a. Performance Options over ordinary shares pursuant to the Company's Long Term Performance Plan;

b. Share Rights over ordinary shares pursuant to the Company's Long Term Performance Plan; and

c. Fully paid ordinary shares ('Shares') pursuant to the Company's Deferred Share Plan;

in quantities not exceeding those set out below:

Securities	Plan	Maximum number
Performance Options	Long Term Performance Plan	1,500,000
Share Rights	Long Term Performance Plan	140,000
Shares	Deferred Share Plan	190,000

(Refer explanatory memorandum annexed).

Item 8 – Exclusion of issues under employee share schemes from ASX 15% Cap

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That, subject to the passage of the resolutions proposed in Items 5 and 6, for the purposes of ASX Listing Rule 7.2 Exception 9, the Company hereby approves the issue of:

a. Performance Options over ordinary shares pursuant to the Company's Long Term Performance Plan;

b. Share Rights over ordinary shares pursuant to the Company's Long Term Performance Plan; and

c. Fully paid ordinary shares pursuant to the Company's Deferred Share Plan,

during the three year period following the Annual General Meeting on 30 October 2003 as an exception to ASX Listing Rule 7.1.'

(Refer explanatory memorandum annexed).

Item 9 – Dividend Reinvestment Plan

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That for the purpose of Exception 7 in ASX Listing Rule 7.2, Exception 3 in ASX Listing Rule 10.12 and for all other purposes, approval be given to the terms of the TABCORP Holdings Limited Dividend Reinvestment Plan, a copy of which is tabled at the meeting and signed by the Chairman for the purposes of identification.'

By Order of the Board

Peter Caillard

P.H. Caillard
Company Secretary
Dated: 30 September 2003

EXPLANATORY MEMORANDUM

Voting at the Meeting

1. The Company has determined that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's Register of Members as at 7.00 p.m. (Eastern Standard Time) on Tuesday, 28 October 2003.
2. On a poll, ordinary shareholders have one vote for every fully paid ordinary share held (subject to the restrictions on voting referred to below).

Voting by Proxy

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. If the shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. An additional form of proxy will be supplied by the Company on request.
2. In the case of joint shareholders, the form of proxy must be signed by either one or both of the joint shareholders personally or by attorney. If you are signing as an attorney then the power of attorney must have been noted by TABCORP's Share Registry or a certified copy must accompany the proxy form.
3. If the shareholder is a corporation, the form of proxy may be executed under its common seal, or under the hand of two directors of the company or a director and a company secretary of the company. If there is a sole director who is also the sole secretary, the form of proxy may be signed by that person.
4. A proxy need not be a shareholder of the Company.
5. If the Chairman of the meeting is appointed as your proxy without a direction as to how to vote, he will vote in support of the resolution.
6. To be effective, a form of proxy must be received by the Company at the postal address shown below or at the Company's registered office, 5 Bowen Crescent, Melbourne, Victoria, 3004, or at the facsimile number (03) 9615 9744, not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

A Form of Proxy accompanies this Notice of Annual General Meeting.

Restrictions on Voting

1. In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolutions 4, 5, 6, 7 and 8 by:
   - a Director of the Company; and
   - an associate of a Director of the Company.

   However, the Company need not disregard a vote if:
   - it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
   - it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgement box on the proxy form in relation to resolutions 4, 5, 6, 7 and 8 is marked).
2. Part 4 of the Gaming and Betting Act 1994 (Vic) and Part 2 (Rules 134 to 141) of the Company's Constitution contain provisions regulating the exercise of voting rights by persons with prohibited shareholding interests.
3. Section 53 of the Gaming and Betting Act 1994 (Vic) sets out the regulation of shareholding interests. The Minister has the power to request information to determine whether that person has a prohibited shareholding interest. If a person fails to furnish these details within the time specified or, in the opinion of the Minister, the information is false or misleading, the Minister can declare the voting rights of those shares suspended.

For Lodgement of Proxy Form

Proxy forms may be lodged at the Company's registered office or at the following addresses:

ASX Perpetual Registrars Limited
GPO Box 1736
Melbourne Vic 3001

or

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne Vic 3000

or by facsimile: (03) 9615 9744.

EXPLANATORY NOTES

Resolution 3 – Amendments to Constitution

In connection with the proposed merger with Jupiters Limited ('Jupiters'), and following consultation with the Queensland Office of Gaming Regulation (the 'QOGR'), the Board recommends that the Company amend its Constitution by way of adopting a new Constitution to incorporate certain provisions relating to the proposed merger with Jupiters, and to make certain amendments resulting from changes to the Corporations Act and the Gaming and Betting Act 1994 (Vic).

The proposed amendments fall into two categories. Those relating to the proposed merger with Jupiters, and those which update existing provisions in the Constitution so as to bring them into line with the Corporations Act 2001 (Cth) and the Gaming and Betting Act 1994 (Vic).

In light of the changes to various parts of the Constitution and the fact that some of the amendments are of a non-substantive nature, the Board has decided that it is more appropriate to adopt a new Constitution incorporating the proposed amendments, rather than put forward a lengthy resolution proposing each specific amendment. The changes proposed to be made to the Constitution which your Board considers significant are set out below. Shareholders may inspect a copy of the proposed Constitution together with a copy marked up to show all changes at the registered office of the Company at Level 12, 5 Bowen Crescent, Melbourne during normal business hours. Alternatively, shareholders may request a copy of the Constitution from the Company Secretary by telephoning +61 3 9868 2112 and a copy will be sent by mail at no cost.

The significant changes to the Constitution are as follows.

640

Amendments in connection with the proposed merger with Jupiters

Certain amendments to the Constitution are proposed in connection with the proposed merger with Jupiters. Jupiters shareholders will consider the proposed merger, which is to be implemented by way of scheme of arrangement under the Corporations Act 2001 (Cth), at a meeting of Jupiters ordinary shareholders convened for 24 October 2003. The merger with Jupiters is conditional on the Company obtaining the approvals necessary from the Queensland State Government.

As at the date of this Notice of Meeting, the Queensland State Government is still considering the Company's application to obtain the necessary regulatory approvals. It may be a condition of the grant of the necessary approvals by the Queensland State Government, or a factor which is taken into consideration by the Queensland State Government in determining whether to grant the necessary approvals, that the proposed amendments set out below are made to the Company's Constitution.

These proposed amendments to the Constitution are intended to give the Treasurer of Queensland, or such other person responsible for administering the Casino Control Act 1982 (Qld) (the 'Queensland Minister'), and (in some cases) certain other decision makers under applicable gaming laws of Queensland, similar powers to those presently conferred under the Company's Constitution upon the New South Wales Casino Control Authority (which were included in the Constitution following the Company's acquisition of Star City Holdings Limited), as well as conferring certain powers on the Queensland Minister which are presently contained in the constitution of Jupiters.

The Board believes that it is in the best interests of the Company to amend the Constitution in the manner described below to both assist in obtaining the necessary approvals from the Queensland State Government and, if the merger with Jupiters becomes effective, to protect the Company's investment in Jupiters, since the inclusion of these provisions in the Constitution will assist in ensuring that the Company remains a suitable person to be concerned in or associated with the ownership, management or operations of a casino in Queensland.

If passed, the proposed amendments to the Constitution in connection with the merger of Jupiters will have the following effect:

1. Approval of Directors

As part of the Company's probity requirements, all Directors must receive certain regulatory approvals before they are appointed to the position of Director. It is proposed that the Constitution be amended by providing that the Queensland Minister must approve the appointment of a person as a Director of the Company prior to their appointment. The Constitution already contains a similar provision, in that the New South Wales Casino Control Authority must approve the appointment of a person as a Director prior to their appointment.

2. Disposals and transfers of shares

It is proposed that the Constitution be amended to provide that the Company may be required to enforce the disposal of shares in itself held by any person who, in accordance with the applicable gaming laws in Queensland, is considered not to be, or has ceased to be, a suitable person to be associated or connected with the ownership, administration or management of the operations or business of the Company, Jupiters or any subsidiary of Jupiters or a casino in Queensland. If the shareholder fails to dispose of the shares, the Company will be able to dispose of the shares on behalf of the shareholder at a fair market value, determined in accordance with the Constitution, or the best price which the Company is able to obtain. Until the relevant shares are sold, the dividend and voting rights attaching to the shares are suspended.

The Constitution already contains similar provisions which give the New South Wales Casino Control Authority the power to determine that a 'close associate' of Star City Pty Ltd (the New South Wales casino licensee) who has shares in the Company is not a suitable person to be concerned in or associated with the operation or management of a casino, and to require the shareholder to dispose of their shares in the Company.

It is also proposed that the Constitution be amended so that the Board may refuse to register a transfer of securities which is or might be in breach of the Casino Control Act 1982 (Qld) or any other applicable gaming law of Queensland, or the terms of a Queensland casino licence or any associated agreement between the Company and the State of Queensland. A similar provision, relating to, amongst other things, transfers which might be in breach of the New South Wales Casino Control Act is already included in the Constitution.

3. Vacation of office of Director

It is proposed that the Constitution be amended to provide that the office of a Director will be vacated if a notice is issued under an applicable gaming law of Queensland to the effect that the Director is not or has ceased to be a suitable person to be associated or connected with the ownership, administration or management of the operations or business of the Company, Jupiters or a subsidiary of Jupiters or a casino in Queensland.

4. Shareholding restrictions

The amendments to the Constitution will also result in the inclusion of a provision to the effect that, without the prior written consent of the Queensland Minister, a person's voting power in the Company must not exceed 10%. The Victorian Gaming and Betting Act presently provides that a person's voting power in the Company must not exceed 10%. If a shareholder fails to comply with this provision in the Constitution and fails to dispose of shares upon being required by the Company to do so in accordance with the Constitution, the Company may sell the shares on behalf of the shareholder at a fair market value, determined in accordance with the Constitution, or at the best price the Company is able to obtain. Until the relevant shares are sold, the dividend and voting rights attaching to the shares will be suspended. The Company's Constitution already includes similar provisions, in that it provides that, without the prior written consent of the New South Wales Casino Control Authority, a person's voting power in the Company must not exceed the limit contained in the Gaming and Betting Act 1994 (Vic), and provides for the divestiture mechanism referred to above whereby, if a shareholder does not comply with the shareholding restriction provision, the Company may sell the shares on the shareholder's behalf if the shareholder fails to dispose of the shares.

5. Disposal of shares in certain subsidiaries

The proposed amendments will mean that the Company can only dispose of its interest in TABCORP Participant Pty Ltd or TABCORP Investments No.2 Pty Ltd (which are the wholly owned subsidiaries through which the Company will hold its interest in Jupiters) to a person approved by the Queensland Minister (and, in the case of TABCORP Participant Pty Ltd, a person approved by the New South Wales Casino Control Authority).

6. Statutory declarations

The amendments will enable the Company to forward to the Queensland Minister a copy of any statutory declaration which is given to the Company by a shareholder pursuant to Rule 137 of the Constitution. A similar provision is already included in the Constitution in so far as it relates to the New South Wales Casino Control Authority.

7. Auditor

To give the Queensland Minister additional comfort that the Company will continue to properly prepare its accounts, the new Constitution provides that no person, other than one of the four major accounting firms operating in Australia from time to time, will be appointed as auditor of the Company unless their appointment as auditor has first been approved in writing by the Queensland Minister. A similar provision is already included in the Constitution in so far as it relates to the New South Wales Casino Control Authority.

8. Entrenched provisions

To ensure that the Company continues to comply with each of the above provisions, it is proposed that the Constitution be amended to provide that the provisions which have been included at the request of the State of Queensland cannot be varied without the consent of the Queensland Minister.

As mentioned above, these provisions have been based closely on, and are in addition to, existing provisions in the Company's Constitution (which was amended at the Annual General Meeting in November 1999 to confer certain powers on the New South Wales Casino Control Authority following the acquisition by the Company of Star City Holdings Limited).

64'

Other amendments

In addition to the above, the adoption of the new Constitution will also result in the following amendments:

(a) Corporations Act: References in the Constitution to the Corporations Law will be changed to the Corporations Act 2001 (Cth).

(b) New South Wales Casino definitions: A number of definitions in the Constitution referable to the Company's interest in the Star City Casino in New South Wales are proposed to be amended to include reference to 'New South Wales' at the start of the definitions, given that, upon the merger with Jupiters becoming effective, the Company will have casino operations in both New South Wales and Queensland.

(c) Capital reductions: An amendment is proposed so that the Company may reduce its capital in any manner permitted by law. The amendment reflects changes to the Corporations Law (now Corporations Act) to the effect that not all reductions of capital which are required to be approved by shareholders or, if shareholder approval is required, require a special resolution.

(d) Gaming and Betting Act, relevant interests and voting power: Certain amendments are also proposed to update the Constitution so that the definition of 'relevant interest' and the concept of voting power in the Constitution follows the amendments made to the Gaming and Betting Act 1994 (Vic) (the amendments to the Gaming and Betting Act bringing the concepts into line with the applicable provisions in the Corporations Act 2001 (Cth)). The amendments result in certain definitions and Rules in the Constitution being updated to refer to the relevant sections of the Corporations Act (as opposed to the corresponding provisions in the Corporations Law), and the update of certain other provisions to take account of the move from the 'entitlement' concept to the 'voting power' concept, including certain Rules of a transitional nature which were previously included in the Constitution at the Annual General Meeting in 2001 (to deal with the transition associated with the amendments to the Gaming and Betting Act 1994 (Vic) to move from the 'entitlement' concept in Chapter 6 of the Corporations Act to the 'voting power' concept).

Approval of New South Wales Casino Control Authority

Rule 136 of the Company's Constitution provides that the Company must obtain the prior written approval of the New South Wales Casino Control Authority to amend certain Rules in the Constitution. Accordingly, this resolution is expressed to be subject to receiving the written approval of the New South Wales Casino Control Authority. The result is that if this resolution is passed as a special resolution it will be of no effect unless, and until, the change to the Constitution has been approved by the New South Wales Casino Control Authority.

Resolution 4 – Remuneration of Directors

It is proposed that the maximum aggregate sum which may be paid as Non-Executive Directors' fees be increased by $300,000 to $1,500,000 per annum from the current amount of $1,200,000.

The proposed merger with Jupiters Limited will significantly increase the size and diversity of the Company's operations. Following the merger with Jupiters, the merged group will operate approximately 18,000 gaming machines, with four casinos and hotel facilities in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria, Keno operations on the east coast of Australia, gaming machine monitoring operations in Victoria and Queensland, the AWA technology servicing business and an international monitoring, gaming and totalisator sales business.

If the Company acquires all of the ordinary shares in Jupiters then it intends to offer two Board seats to current members of the board of Jupiters – Lawrence Willett and John Story. This will result in an increase to the number of Non-Executive Directors on the Board of the Company.

The proposed increase in the maximum aggregate amount which may be paid as Non-Executive Directors' fees will accommodate the appointment of these two additional Directors, and will also allow for adjustments to fees to reflect movements in remuneration for Non-Executive Directors of comparable companies over time. The Company will continue to have regard to market practice in determining an appropriate level of remuneration for its Directors and full disclosure will be made to shareholders in each Annual Report.

In addition, the Board decided that retirement benefits for Non-Executive Directors will cease to accrue for services provided after 30 June 2003 and fees will be adjusted to take into account this change.

Resolution 5 – Long Term Performance Plan

Resolution 5 seeks approval of the implementation and administration of a long term executive incentive plan known as the 'TABCORP Holdings Limited Long Term Performance Plan' (the 'Long Term Performance Plan').

Background

As the Company enters a new phase of its growth, the Company is taking a fresh approach to the reward of employees whose actions and decisions have strategic and operational importance to the Company. Under this new approach, key employees will be provided with a total annual reward package comprising a mix of base pay (consisting of salary and benefits), a short term incentive component and a long term incentive component. The long term incentive component of the total annual reward package is intended to be delivered under the new Long Term Performance Plan.

The implementation of a new Long Term Performance Plan for executives of the Company is intended to replace the Long Term Incentive Plan that was adopted following the corporatisation and listing of the Company in August 1994. At that time, the Long Term Incentive Plan was the appropriate vehicle for focusing executives on the share price growth of the newly listed entity. However, the Company has determined that the implementation of a new long term incentive vehicle for executives is imperative in order to align reward with longer term Company performance and to meet changing investor and market expectations.

Specifically, the new reward strategy, and the Long Term Performance Plan as part of this, will:

- redefine and reinforce performance in the Company in support for its strategic direction and objectives;
- act as a catalyst to strengthen the focus on performance; and
- allow the Company to keep in step with a changing competitive landscape, particularly in relation to the attraction and retention of talented employees.

Overview of the Long Term Performance Plan

Allocations to senior executives under the Long Term Performance Plan will be structured to deliver an average annual target reward value of up to 25% of the total annual reward package. Allocations for other executives will provide a more conservative reward outcome as a percentage of total annual reward.

Performance Options and Share Rights

Reward under the Long Term Performance Plan will be delivered via a mix of Performance Options and Share Rights. Performance Options will have an exercise price based on the value of the underlying fully paid ordinary shares at grant, and with vesting to the participant dependent on the meeting of performance and time-based criteria. Share Rights will deliver the whole value of fully paid ordinary shares to the participant again with vesting being dependent on both performance and time-based criteria.

Why a mix of Performance Options and Share Rights?

Properly structured, the Board believes that Performance Options are still the most effective instrument for rewarding executives for the growth in shareholder value over the medium to longer term. Share Rights provide an efficient mechanism to align employee and shareholder interests while requiring less equity than options to provide a similar reward value to participants. Generally speaking, it is intended that the reward package for senior executives will have a greater emphasis on Performance Options, while the reward package for other key employees will have a greater emphasis on Share Rights.

Summary of the operation of the Long Term Performance Plan

Scope of Long Term Performance Plan

The Rules of the Long Term Performance Plan set out broad parameters as to the manner in which the Company may implement and administer the plan. The administration of the Long Term Performance Plan will be in accordance with these Rules and may be amended by the Board.

Performance Options and Share Rights will be granted on such terms and conditions as the Board determines in its discretion. Set out below are the terms and conditions which the Board intends to apply to offers to the Company's eligible executives pursuant to the plan. Subject to the Rules of the Long Term Performance Plan, the Board may at any time amend any or all of the terms and conditions of offer under the plan.

Participation

The selection of participants in the Long Term Performance Plan will be determined by the Board from time to time. However, as mentioned above, participation in the plan is intended as a component of annual reward for executives whose performance is of strategic and operational importance to the Company.

Grants of Performance Options and Share Rights

The number of Performance Options and Share Rights granted under the Long Term Performance Plan will depend on:

- the target reward value of long term incentives as part of the total annual reward package. As noted, for senior executives the average annual target reward value of long term incentives will be up to 25% of their total annual reward package;
- the mix between Performance Options and Share Rights as determined by the Board; and
- a remuneration value at the time of grant attributed to Performance Options and Shares Rights. A fair remuneration value has been derived by modelling a range of projected share price growth scenarios for the TABCORP stock and by taking into account vesting probabilities. It should be noted that it is likely that the remuneration value calculated using this methodology will differ from a value based on an option pricing model used for expensing employee equity (which is discussed below).

Vesting conditions

Both Performance Options and Share Rights may vest over a 3–5 year period (the 'Test Period'), subject to the meeting of applicable performance hurdles. This timeframe aligns with the timeframe for the Company's long term business strategy, and accords with the expectations of Australian shareholder bodies. If performance hurdles have not been met by the end of the Test Period, ordinarily Performance Options and Share Rights will lapse. However, the Board does have the power to waive vesting conditions.

The performance hurdle to be attached to both Performance Options and Share Rights measures:

'TABCORP's total shareholder return (TSR) ranking against a peer group of companies, being the one hundred largest ASX listed companies based on market capitalisation and excluding property trusts, infrastructure groups and mining companies measured from time of grant of the Performance Options or Share Rights.'

TABCORP's TSR ranking as against peer companies based on the ASX Top 100 has been chosen as the performance measure for Performance Options and Share Rights as it directly aligns with the interests of shareholders and reflects performance as measured against the Company's key strategic objective, which is to maximise total shareholder return as compared with TSR for peer companies based on the ASX Top 100.

Vesting of Performance Options and Share Rights against the relative TSR ranking measure will occur in the following manner:

If on Test Dates during the Test Period TABCORP's TSR ranking is:

- below the 50th percentile, 0% of Performance Options and Share Rights will be exercisable;
- at the 50th percentile, 50% of Performance Options and Share Rights will be exercisable;
- at or above the 75th percentile, 100% of Performance Options and Share Rights will be exercisable;
- above the 50th percentile and below the 75th percentile, an additional 2% of Performance Options and Share Rights will become exercisable for each 1 percentile increase above the 50th percentile.

This vesting schedule is depicted in the diagram below:


Percentage of Performance Options/ Share Rights to vest
100% vest
75% vest
50% vest
0% vest
0 Percentile
50th Percentile
75th Percentile
100th Percentile
TSR Ranking

Test Dates will occur at annual intervals during the Test Period, with the first Test Date occurring at the commencement of the Test Period (that is, at the 3rd anniversary of grant) and the final Test Date occurring at the conclusion of the Test Period (that is, at the 5th anniversary of grant). Any Performance Options and Share Rights that have not vested by the end of the Test Period will lapse.

Performance Options and Share Rights may vest progressively. This means that if on Test Dates during the Test Period TABCORP's relative TSR ranking is higher than as measured on previous Test Dates during the Test Period, a further number of Performance Options and Share Rights may vest to participants in addition to the Performance Options and Share Rights that may have already vested. The maximum number of Performance Options and Share Rights that will have vested to participants will accord with the highest measure of TABCORP's relative TSR ranking on Test Dates during the Test Period.

An example of the way in which Performance Options and Share Rights may vest progressively over the Test Period is indicated in the table below:

Example:

Test Date	TSR Ranking at Test Date	Cumulative percentage vested	Percentage that vest at Test Date
First Test Date (at 3rd anniversary of grant)	50th percentile	50% vested	50% vest
Second Test Date (at 4th anniversary of grant)	45th percentile	50% vested	0% vest (and none lapse)
Third Test Date (at 5th anniversary of grant)	65th percentile	80% vested	30% vest (equal to 80% less 50% already vested)
After Test Period (after 5th anniversary of grant)	75th percentile	80% vested	0% (that is, no further Performance Options or Share Rights may vest after Test Period)

Exercise and lapse of Performance Options and Share Rights

As mentioned above, Performance Options may be exercised upon payment of an exercise price equal to the market value of the underlying TABCORP shares at the date of grant. No consideration will be payable for the exercise of Share Rights.

Upon exercise of both Performance Options and Share Rights, participants will acquire fully paid ordinary shares in TABCORP and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in TABCORP.

As mentioned above, Performance Options and Share Rights that have not vested after the end of the Test Period will lapse.

Performance Options and Share Rights that have vested during the Test Period will be exercisable until the 7th anniversary of their date of grant. Following this time any vested Performance Options and Share Rights that remain unexercised will lapse.

Upon termination of employment of participants (other than at the discretion of the Board in special circumstances such as, but not limited to, retrenchment, death, and permanent incapacity) all Performance Options and Share Rights that have not vested will lapse immediately. In all circumstances of termination of employment, all Performance Options and Share Rights that have vested will be exercisable by the participants for a period of 90 days following termination of employment, following which they will lapse.

Issues of shares

The Board will have discretion as to whether shares to be delivered upon exercise of Performance Options and Share Rights will be purchased on market or will be provided from a new issue of shares.

Limitations on allocations under the Long Term Performance Plan

In accordance with current Board resolutions and good corporate governance practices as articulated by Australian shareholder bodies, allocations under the Long Term Performance Plan aggregated with all outstanding employee equity under other TABCORP employee share schemes (that is, all Performance Options and Share Rights issued previously that have not vested or been exercised, and all shares subject to restrictions) will be limited to 5% of TABCORP's total issued share capital.

Plan rules

A copy of the Plan Rules will be made available to shareholders free of charge upon request from the Company Secretary.

Expensing of Performance Options and Share Rights

In accordance with the International Accounting Standards Board Exposure Draft ED2, the Company intends to expense the value of all securities provided to employees under the Long Term Performance Plan. To determine the value of Performance Options and Share Rights to be expensed, the Company will use a methodology that is based on a binomial model of pricing options. The valuation methodology will take into account the following valuation parameters:

- the exercise price of the Performance Option;
- the life of the Performance Option or Share Right;
- the price of the TABCORP securities at the date of grant of the Performance Option or Share Right;
- the expected volatility of the share price;
- the dividend yield expected on the shares;
- the risk-free interest rate for the life of the Performance Option or Share Right; and
- the performance hurdles that apply to the Performance Option or Share Right.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 5.

Resolution 6 – Deferred Share Plan

Resolution 6 seeks approval of the implementation and administration of an employee share plan known as the 'TABCORP Holdings Limited Deferred Share Plan' (the 'Deferred Share Plan' or the 'Plan').

Background

The Board believes that it is for the benefit of the Company and of shareholders for TABCORP employees to have a greater alignment of interests with those of shareholders through the holding of TABCORP shares. The implementation of a new Deferred Share Plan is intended to encourage and enable employees to hold TABCORP shares, and specifically:

- to enable a portion of the short term incentive earned by senior employees to be delivered in the form of restricted TABCORP ordinary shares; and
- to act as the vehicle to enable all permanent TABCORP employees to acquire fully paid TABCORP shares, under terms and conditions set by the Board, in a tax deferred manner as provided for under Australian taxation rules for employee share schemes.

Scope of Deferred Share Plan

The Rules of the Deferred Share Plan set out broad parameters as to the manner in which the Company may implement and administer the Plan. The administration of the Deferred Share Plan will be in accordance with these Rules and may be amended by the Board.

Shares acquired under the Plan will be on such terms and conditions as the Board determines in its discretion. Set out below are the terms and conditions which the Board intends to apply to offers to the Company's eligible employees pursuant to the Plan. Subject to the Rules of the Deferred Share Plan, the Board may at any time amend any or all of the terms and conditions of offer under the Plan.

Summary of the operation of the Deferred Share Plan

TABCORP shares acquired under the Deferred Share Plan will be held in the name of participants. However, under the Plan, participants will be restricted from selling the shares for a period of three years, with the restriction held in force via the operation of a holding lock placed on the shares by TABCORP's share registry.

Under the Plan, shares will be acquired by participants at the market value of the shares at the date the shares are registered in the name of the participant. As holders of ordinary shares, Plan participants will have access to full dividend and voting rights and will participate in any bonus shares or rights issues available to all other holders of TABCORP ordinary shares.

At the end of the three-year restriction period, participants will be permitted to dispose of their shares at any time subject to compliance with the Company's policy on dealing in securities, which is entitled 'Employee Share Plans – Share Sale Guidelines'.

Delivery of short term incentive as restricted shares under the Deferred Share Plan

As explained in the explanatory notes for Resolution 5 on the Long Term Performance Plan, the Company is taking a new approach to the reward of employees whose actions and decisions have strategic and operational importance to the Company. Under this new approach, key employees will be provided with a total annual reward package comprising a mix of base pay (consisting of salary and benefits), a short term incentive component and a long term incentive component. The short term incentive component of the total annual reward package is intended to be delivered under a new Short Term Performance Plan.

The Short Term Performance Plan is designed to reward key employees for the achievement of individual, business unit and Company performance over a 12 month performance period, as assessed using a balanced scorecard of measures that align to, and are supportive of, the Company's annual strategic objectives. Any awards provided under the Short Term Performance Plan will also be funded according to the meeting of Company and divisional profitability targets.

A portion of any award under the Short Term Performance Plan may be voluntarily or compulsorily received in the form of restricted shares under the Deferred Share Plan. The portion to be received compulsorily as restricted shares will be determined by the Board from time to time. This will ensure key employees have an ongoing stake in the share capital of the Company, strengthening the alignment of the interests of key employees with those of shareholders.

Acquisition of TABCORP shares via salary sacrifice under the Deferred Share Plan

The new Deferred Share Plan is also intended to replace the existing General Employee Share Plan which was implemented following the corporatisation and listing of TABCORP in August 1994. The General Employee Share Plan has promoted the holding of TABCORP shares by general employees, thus aligning their interests with those of shareholders, by providing them with an interest-free loan to acquire shares to be repaid over a five year period. However, due to changing investor and market expectations, the Company has determined that a loan-based employee share scheme is no longer appropriate.

Instead, to encourage employees to continue to own TABCORP shares, participation in the new Deferred Share Plan will be offered to employees. Under the new Plan employees will be able to purchase TABCORP shares via the sacrifice of pre-tax salary dollars. The three year restriction imposed on shares under the Plan will allow tax to be deferred for this period of time, as provided for under Australian tax rules for employee share schemes.

Other terms and conditions

Termination of employment

Where participants terminate employment at a time prior to the end of the three year restriction period, shares will be released to participants upon termination.

Issues of shares

The Board will have discretion as to whether shares to be delivered under the Deferred Share Plan will be purchased on-market or will be provided from a new issue of shares. However, it is generally intended that shares under the Deferred Share Plan will be purchased on-market given that shares delivered under the Plan will be provided in lieu of short term incentive payments or salary entitlements.

Limitations on allocations under the Deferred Share Plan

In accordance with current Board resolutions and good corporate governance practices as articulated by Australian shareholder bodies, allocations under the Deferred Share Plan aggregated with all outstanding employee equity under other TABCORP employee share schemes (that is, all Performance Options and Share Rights issued under the Long Term Performance Plan as described in the explanatory notes for Resolution 5 that have not vested or been exercised, and all shares issued previously under the Deferred Share Plan and other plans and subject to restrictions) will be limited to 5% of TABCORP's total issued share capital.

Expensing of shares provided under the Deferred Share Plan

In accordance with the International Accounting Standards Board Exposure Draft ED2, the Company intends to expense the value of all securities provided to employees under the Deferred Share Plan. The value of shares to be expensed will be in accordance with the valuation guidelines provided by the exposure draft.

Plan rules

A copy of the Plan Rules will be made available to shareholders free of charge upon request from the Company Secretary.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 6.

Resolution 7 – Participation by the Managing Director and Chief Executive Officer in TABCORP employee share schemes

Resolution 7 seeks approval of awards to Matthew Slatter, the Managing Director and Chief Executive Officer of the Company ('Chief Executive Officer'), under the Company's Long Term Performance Plan and Deferred Share Plan. These plans are described in this Notice of Meeting in the explanatory notes for Resolution 5 and Resolution 6.

Pursuant to ASX Listing Rule 10.14, shareholder approval is required to allow a Director of the Company to acquire securities under an employee share scheme. The Chief Executive Officer is the only Director for whom the Company is seeking shareholder approval to acquire securities under the Long Term Performance Plan and Deferred Share Plan to be adopted. No other Director of TABCORP may participate in these plans. The Chief Executive Officer's participation in these plans is in addition to the options granted to him at the time he commenced employment with the Company.

The decision to provide the Chief Executive Officer with awards under the Long Term Performance Plan and Deferred Share Plan arises as part of TABCORP's new approach to rewarding key employees in order to support the achievement of strategic Company objectives.

Along with other employees in the Company whose performance is of strategic and operational importance to the Company, the Chief Executive Officer will be provided with a total annual reward package comprising a mix of base pay (consisting of salary and benefits), a short term incentive component and a long term incentive component. Similar to other senior employees, the long term incentive component is intended to be delivered as a mix of Performance Options and Share Rights under the Company's Long Term Performance Plan, and the short term incentive component is intended to be delivered, in part, as restricted Shares under the Company's Deferred Share Plan.

In determining the target value of the long term and short term components of the Chief Executive Officer's total annual reward package, TABCORP has sought the advice of external remuneration consultants in relation to market competitive levels of remuneration for the Chief Executive Officer role that are appropriate for companies of similar size and complexity to TABCORP.

Participation in the Long Term Performance Plan

Participation by the Chief Executive Officer in the Long Term Performance Plan will be in accordance with the Rules of the plan and the terms and conditions as described under the explanatory notes for Resolution 5 in this Notice of Meeting.

The maximum number of Performance Options and Share Rights granted to the Chief Executive Officer under the Long Term Performance Plan for which TABCORP is seeking approval is based on an estimate of awards to be delivered over the next three years that takes into account the following parameters:

- the target reward value of long term incentive as part of the Chief Executive Officer's total annual reward package. It is intended by the Board that the average annual target reward value of long term incentive delivered to the Chief Executive Officer will be approximately 30% of his total annual reward package;
- the mix between Performance Options and Share Rights as determined by the Board. It is intended by the Board that Performance Options will constitute the major proportion of the Chief Executive Officer's long term incentive; and
- a remuneration value at the time of grant attributed to Performance Options and Shares Rights. A fair remuneration value has been derived by modelling a range of projected share price growth scenarios for the TABCORP stock and by taking into account vesting probabilities. It should be noted that it is likely that the remuneration value calculated using this methodology will differ from a value based on an option pricing model used for expensing employee equity.

Performance Options will be issued for no consideration but will have an exercise price based on the value of the underlying fully paid ordinary shares at grant, and with vesting to the participant dependent on the meeting of performance and time-based criteria. Share Rights will deliver fully paid ordinary shares to the participant with no consideration payable, again with vesting being dependent on both performance and time-based criteria.

As explained in the explanatory notes for Resolution 5, both Performance Options and Share Rights may vest over a 3-5 year period, subject to the meeting of applicable performance hurdles. Please refer to the explanatory notes for Resolution 5 for an explanation of these hurdles.

Participation in the Deferred Share Plan

Participation by the Chief Executive Officer in the Deferred Share Plan will be in accordance with the Rules of the Plan and the terms and conditions as described under the explanatory notes for Resolution 6 in this notice of meeting.

The maximum number of restricted Shares to be awarded to the Chief Executive Officer under the Deferred Share Plan (for which the Company is seeking approval under Resolution 6) is based on an estimate of TABCORP shares to be delivered over the next three years under the Short Term Performance Plan. The participation by the Chief Executive Officer in the Short Term Performance Plan will replace his participation in the current TABCORP short term incentive scheme.

As explained in the explanatory notes for Resolution 6, the Short Term Performance Plan is designed to reward key employees for the achievement of individual, business unit and Company performance over the short term, as assessed using a balanced scorecard of measures that align to and are supportive of the Company's annual strategic objectives. Any award provided under the Short Term Performance Plan will also be funded according to the meeting of Company and divisional profitability targets.

A portion of any award under the Short Term Performance Plan may be voluntarily or compulsorily received in the form of restricted shares under the Deferred Share Plan. The portion to be received compulsorily as restricted shares will be determined by the Board from time to time. This will promote key employees to have an ongoing stake in the share capital of the Company, strengthening the alignment of key employees' interests with those of shareholders.

The actual number of securities to be provided to the Chief Executive Officer under the Deferred Share Plan will take into account the following parameters:

- the actual reward value of the short term incentive earned under the Short Term Performance Plan over the next three years. It is intended by the Board that the Chief Executive Officer's target reward value of short term incentive under the Short Term Performance Plan will be approximately 20% of his total annual reward package;
- the proportions of the short term incentive awards earned that are to be compulsorily delivered as restricted shares under the Deferred Share Plan, as determined by the Board;
- the market value of the TABCORP shares at the time of grant; and
- an allowance for the Chief Executive Officer to elect to receive the entire short term incentive payment in the form of restricted shares.

The shares acquired by the Chief Executive Officer will be acquired at the market value of the shares at the date the shares are registered in the name of the Chief Executive Officer.

Allocations to the Chief Executive Officer in Financial Year ending 30 June 2004

It is the intention of the Board to grant the following approximate number of Performance Options and Share Rights and to issue the following approximate number of Shares to the Chief Executive Officer in the period up to 30 June 2004.

Securities	Plan	Approximate number
Performance Options	Long Term Performance Plan	400,000
Share Rights	Long Term Performance Plan	20,000
Shares	Deferred Share Plan	50,000

These allocations are based on the delivery of long term incentive to the Chief Executive Officer in the period up to 30 June 2004 as a mix comprising 75% Performance Options and 25% Share Rights. It is the intention of the Board to review the appropriate mix for the Chief Executive Officer each year.

Expensing of securities provided to the Chief Executive Officer

In accordance with the International Accounting Standards Board Exposure Draft ED2, the Company intends to expense the value of all securities provided to the Chief Executive Officer under the Long Term Performance Plan and the Deferred Share Plan. The value of Performance Options, Share Rights, and shares to be expensed will be in accordance with the valuation guidelines provided by the exposure draft. To determine the value of Performance Options and Share Rights to be expensed, the Company will use a methodology that is based on the binomial model of pricing options. This is described in further detail in the explanatory notes to Resolution 6.

Statement in relation to approved issue of securities

Details of any securities issued to Directors under the Long Term Performance Plan or the Deferred Share Plan will be published in each TABCORP Annual Report relating to the period in which the securities have been issued, together with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

If additional Directors become entitled to participate in either the Long Term Performance Plan or the Deferred Share Plan after this Annual General Meeting, shareholder approval under ASX Listing Rule 10.14 will, if required, be obtained before they are able to participate.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 7.

Resolution 8 – Exclusion of issues under TABCORP employee share schemes from ASX 15% cap

Resolution 8 seeks approval for issues of securities under the Company's Long Term Performance Plan and Deferred Share Plan, for the purposes of ASX Listing Rule 7.2 Exception 9 over the next three years.

ASX Listing Rule 7.1 imposes a cap on the number of securities that a company may issue within a 12 month period without shareholder approval. The cap is 15% of the company's capital at the beginning of the 12 month period. Listing Rule 7.2 contains a number of exceptions to Listing Rule 7.1, allowing certain issues of securities to be excluded from calculations of the number of securities issued in the 12 month period. Passage of Resolution 8 would bring issues of:

- Performance Options over ordinary shares pursuant to the Company's Long Term Performance Plan;
- Share Rights over ordinary shares pursuant to the Company's Long Term Performance Plan; and
- Fully paid ordinary shares pursuant to the Company's Deferred Share Plan,

in the next three years within one of the exceptions contained in Listing Rule 7.2, meaning that those issues would not count towards the Listing Rule 7.1 15% cap.

As the Long Term Performance Plan and Deferred Share Plan have not yet commenced operation, no securities have yet been issued under them.

The explanatory notes for Resolutions 5 and 6 summarise the Long Term Performance Plan and Deferred Share Plan.


TABCORP

Resolution 9 – Dividend Reinvestment Plan

In August 2003, the Board terminated an existing, inoperative Dividend Reinvestment Plan and established a new Dividend Reinvestment Plan ('DRP') which will commence operation for the next interim dividend scheduled for March 2004. Information regarding the DRP and the forms required to be submitted by shareholders to participate in the DRP will have been received by shareholders in early October.

As set out above in the explanatory notes to Resolution 8, under ASX Listing Rule 7.1, subject to certain exceptions, a company may not issue new shares equivalent in number to more than 15% of its issued shares in any rolling 12 month period without the prior approval of its shareholders. One of the exceptions, being Exception 7 in ASX Listing Rule 7.2, provides that ASX Listing Rule 7.1 does not apply to an issue of shares under a dividend reinvestment plan (excluding an issue to the plan's underwriters) provided that the plan's terms are approved by shareholders.

Under ASX Listing Rule 10.11, subject to certain exceptions, a company may not issue new shares to a related party of the company (which includes a director of the company, the parents, spouse or children of a director and any company controlled by one or more of them) without the prior approval of its shareholders. One of the exceptions, being Exception 3 in ASX Listing Rule 10.12, provides that the prohibition in ASX Listing Rule 10.11 does not apply to an issue of shares under a dividend reinvestment plan (excluding an issue to the plan's underwriters) provided that the plan's terms are approved by shareholders.

Accordingly, the approval of shareholders to the terms of the DRP (contained in the DRP Rules) is being sought so that future issues of shares under the DRP will be exempt from ASX Listing Rules 7.1 and 10.11 (excluding any issues to any underwriter of the DRP). Set out below is a summary of the DRP Rules.

Participation in the DRP is optional and is generally open to all holders of shares in the Company, except that a shareholder having a registered address or being resident in a country other than Australia may not be able to participate in the DRP because of legal requirements applicable in that country. The Board may also refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of the Company's Constitution or may be contrary to any law, or if a shareholder elects to participate in respect of a number of TABCORP shares which is less than 100 (or such other number determined by the Board).

A shareholder may participate in the DRP in respect of some or all of their shares.

The Board will determine with respect to the operation of the DRP for any dividend whether to issue new shares or to cause a transfer of existing shares to a participant, or to effect a combination of both. If the Board decides to cause a transfer of existing shares to participants, the shares may be acquired on ASX in any manner the Board considers appropriate.

Shares allotted or transferred to participants under the DRP will be acquired at the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of shares sold in the ordinary course of trading on ASX over ten trading days starting on (and including) the second business day following the record date in respect of the relevant dividend, less a discount (if any) set by the Board from time to time. The discount may not exceed 2.5%.

The dividend payable on shares which are subject to the DRP (after deducting any withholdings, such as withholding tax) will be credited to a 'DRP account' maintained on behalf of the participant and then applied on the participant's behalf in subscribing for or acquiring additional shares in the Company. At the time of each dividend payment, the maximum whole number of additional TABCORP shares that can be acquired by each participant will be ascertained by dividing the amount in the participant's DRP account by the relevant price determined under the DRP Rules. Any balance remaining in a participant's DRP account after TABCORP shares have been allotted or acquired will be carried forward in the participant's DRP account and added to the next dividend entitlement. No interest will accrue in respect of any balance in a DRP account.

No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP. Shares allotted under the DRP will, from the date of allotment, rank equally in all respects with all other TABCORP shares. The Company will apply for quotation on ASX of shares allotted under the DRP.

The DRP may be varied, suspended or terminated by the Board at any time.

A copy of the Rules of the DRP will be made available to shareholders free of charge upon request from the Company Secretary.



JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

3 October 2003

LETTER TO JUPITERS RESET PREFERENCE SHAREHOLDERS

Jupiters Limited has today mailed the attached letter to Jupiters Reset Preference Shareholders.

Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff

G:\ggk\lmc\003-305 asx 3.10.03.doc










JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia

2 October 2003

Dear Jupiters RPS Holder,

As you should be aware, the proposed merger between TABCORP and Jupiters has given rise to two alternative arrangements for the holders of Jupiters' reset preference shares (RPS):

- **RPS Scheme.** Under the proposed scheme of arrangement for Jupiters' RPS ("RPS Scheme"), it is proposed that the TABCORP group will acquire the Jupiters RPS for a cash amount of **$105.26 per RPS** (plus the value of the accrued dividend), subject to a number of conditions being satisfied. A Scheme Booklet, which was first despatched to Jupiters' RPS holders on 19 September 2003, contains important information on the proposed RPS Scheme, including the conditions required for implementation, information on the consideration to be received by RPS holders, and instructions on how to vote on the RPS Scheme.

- **Trigger Event Conversion Notice.** As a result of the proposed merger, a trigger event under the RPS terms occurred on 5 September 2003. Jupiters sent you a Notification of Trigger Event, which contains details of the trigger event, information on the consideration you will receive for your RPS if you choose to deliver a Trigger Event Conversion Notice, and instructions on how to deliver a Trigger Event Conversion Notice. The consideration you would receive under a Trigger Event Conversion Notice will be a cash amount, rather than Jupiters ordinary shares. This is because Jupiters has agreed with TABCORP to exercise its right, under the terms of the RPS, to arrange for a third party (in this case, a member of the TABCORP group) to acquire your RPS for cash. The cash amount you will receive in this case has not yet been determined, as it will depend on the price of Jupiters' ordinary shares on ASX in a period up to the close of trading on 19 November 2003. However, this cash amount will be **no less than $100.16 per RPS** (plus the value of the accrued dividend).

Please be aware that the Trigger Event is **different** to the RPS Scheme, and the delivery of a Trigger Event Conversion Notice does not constitute a vote on the RPS Scheme.

As an RPS holder, you have the option of delivering a Trigger Event Conversion Notice (which Jupiters must receive by 8 October 2003), voting on the RPS Scheme, or doing both. You can also decide to do nothing at all.

Please note, however, that if you submit a Trigger Event Conversion Notice, you will not be able to sell your shares on ASX.

Jupiters' Directors believe that the RPS Scheme would provide RPS holders with equal or higher value than the value you would realise under other alternatives such as continuing to hold your RPS or having them acquired under a Trigger Event Conversion Notice. The Directors therefore recommend that you vote in favour of the RPS Scheme.

Nevertheless, Jupiters recommends that you read all the information you have received from Jupiters, including the Scheme Booklet, as this information will help you in making a decision as to how you might deal with your RPS.

If you have any questions or did not receive any of the information described above, please call the Jupiters Information Line on 1 800 65 65 06 (+612 9207 3783 from overseas).

Yours truly

Laurence M Carsley
Chief Financial Officer

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

TABCORP Holdings Limited (***TABCORP***)

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the capital of TABCORP (***Ordinary Shares***).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 48,725,000 Ordinary Shares may be issued.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the securities will be as per the terms of the existing Ordinary Shares, subject to any amendments to TABCORP's constitution passed at its annual general meeting on 30 October 2003. A copy of the proposed amendments have previously been lodged with ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	As determined in accordance with the proposed scheme of arrangement between Jupiters Limited (ABN 78 010 741 045) and its ordinary shareholders, in respect of which an explanatory statement was approved by the Supreme Court of Queensland, and lodged with ASX, on 5 September 2003.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As consideration for the transfer to TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375) of certain ordinary shares in the capital of Jupiters Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	By 20 November 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Up to a maximum of 415,576,721 (including the securities in clause 2 of this Appendix).	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,500,000	Options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per the existing Ordinary Shares.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable.
12	Is the issue renounceable or non-renounceable?	Not applicable.
13	Ratio in which the +securities will be offered	Not applicable.
14	+Class of +securities to which the offer relates	Not applicable.
15	+Record date to determine entitlements	Not applicable.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable.
17	Policy for deciding entitlements in relation to fractions	Not applicable.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable.
19	Closing date for receipt of acceptances or renunciations	Not applicable.

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable.
21	Amount of any underwriting fee or commission	Not applicable.
22	Names of any brokers to the issue	Not applicable.
23	Fee or commission payable to the broker to the issue	Not applicable.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable.
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable.
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable.
28	Date rights trading will begin (if applicable)	Not applicable.
29	Date rights trading will end (if applicable)	Not applicable.
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable.

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable.
33	+Despatch date	Not applicable.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable.
39	Class of +securities for which quotation is sought	Not applicable.
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable.	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...... 10 October 2003 ....
(Company secretary)

Print name: Peter Caillard

== == == == ==

+ See chapter 19 for defined terms.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

21 October 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE OF CEASING TO BE A SUBSTANTIAL SHAREHOLDER

As required under Listing Rule 3.19, the Company gives notice that it has become aware that UBS Nominees Pty Ltd ceased being a substantial shareholder in TABCORP Holdings Limited on 13 October 2003.

Section 53 of the Victorian Gaming and Betting Act prohibits an individual from having a voting power of more than 10% in TABCORP Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

28 October 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street, Sydney NSW 2000

TABCORP SUCCESSFULLY ESTABLISHES NEW BANK DEBT FACILITIES

TABCORP Holdings Limited ("TABCORP") today announced the successful establishment and syndication of new bank debt financing facilities. Funds from the facilities will be used to fund TABCORP's proposed merger with Jupiters Limited, to refinance TABCORP's existing bank facilities and for other general corporate purposes.

The new bank debt facilities are comprised of:

- A$1,464 million Syndicated Revolving Loan Note Facility, jointly arranged and underwritten by Barclays Capital, National Australia Bank and Westpac Banking Corporation. This Facility has been fully syndicated to ANZ Bank, Commonwealth Bank and HSBC.

  The term of the facility is a combination of 364 days (A$479 million), 3 years (A$375 million) and 5 years (A$610 million).

  Final allocations are as follows:

Mandated Lead Arrangers and Underwriters:	
Barclays Capital	$171.3 million
National Australia Bank	$271.3 million
Westpac Banking Corporation	$371.3 million
Co Arrangers:	
Australia and New Zealand Banking Group	$275.0 million
Commonwealth Bank of Australia	$275.0 million
HSBC Bank Australia	$100.0 million

- A$600 million bilateral facility provided by National Australia Bank.

National Australia Bank will be the Facility Agent.

UBS was the financial adviser to TABCORP in respect of the establishment of the new facilities.

The syndicated facility represents the largest syndicated acquisition financing completed in the Australian market year to date in 2003 and the largest ever syndicated financing completed for an Australian wagering and gaming company.

David Elmslie, Chief Financial Officer of TABCORP stated, "I am delighted by the support we have received from our existing and new relationship banks. The syndicated facility was our first entry into the syndicated bank market and it is very pleasing to have achieved such a successful outcome."

For further information please contact:

Bruce Tobin
General Manager Public Affairs
TABCORP Holdings Limited
(03) 9868 2508

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709
2003 ANNUAL GENERAL MEETING

CHAIRMAN'S AND MANAGING DIRECTOR'S ADDRESSES

---

30 October 2003

CHAIRMAN'S ADDRESS

I would like to start my address by repeating the opening words of this year's annual report, in which I noted:

"the past year represents a period of significant change for TABCORP".

One of the most significant changes was the appointment of Matthew Slatter as Chief Executive Officer. Matthew took up his position in early October last year just as the company was feeling the full impact of the smoking ban introduced in gaming venues in Victoria which came into operation on 1 September 2002. He has settled in particularly well. In addition to familiarising himself with a new company and its people and dealing with a variety of regulatory issues, he has initiated and orchestrated the merger with Jupiters. He has had a very demanding first 12 months.

The company's vision

As you will have seen from the theme of this year's annual report, Matthew has continued the focus for TABCORP to be Australia's premier gambling and entertainment group. By this, I mean:

- providing superior returns to shareholders;
- being a great place to work;
- being recognised by our customers as offering the best gambling and entertainment experience; and
- being respected as a responsible and valued member of the communities in which we operate.

Jupiters

The company's decision to merge with Jupiters will have a profound impact on our future development and prosperity.

The merger will pave the way to create a top 30 publicly listed company with considerable financial strength and business diversity. TABCORP will be the fifth largest gambling company in the world, operating four major casino and hotel complexes: here at Star City, Conrad Jupiters on the gold coast, Conrad Treasury in Brisbane and Jupiters in Townsville,

As well as Keno, wagering and gaming operations across the east coast of Australia.

The merger will give the company greater business and geographic diversity. TABCORP will also benefit from considerable synergies associated with owning four major casino properties.

Jupiters shareholders approved the merger last week and we are confident that the final regulatory approvals will be received in the next 24 hours so that the merger can be finalised by the middle of next month.

The Chief Executive of Star City, Mr David Banks, will head up the company's newly created casino division to be responsible for the four casino properties and the Managing Director will have more to say about this in his presentation.

Changes to existing businesses

We have undertaken the refurbishment of a number of areas at Star City. Approximately 300 rooms have now been refurbished as well as restaurants and bars on the main gaming floor. I invite you to look at the hotel reception area which has been improved significantly. We have removed some of the more colourful theming and created a more corporate environment which is better suited to the hotel's five star status.

The company is also working closely with its gaming venue partners in Victoria to refurbish gaming areas and ensure that each venue continues to provide a popular entertainment option. This includes installing new games and promoting great customer service.

On the wagering front, we are well prepared for what is likely to be another successful Victorian spring racing carnival. There will be more on course betting facilities than ever before and the level of public interest seems to increase each year. Last year, a staggering 5.5 million bets were sold for Melbourne Cup day alone with turnover in excess of $59 million.

Public affairs

TABCORP has strengthened its media / government relations unit. We will need to ensure that public debate on gambling is put in perspective and that the significant benefits that our industry provides are recognised. The company will work closely with the government in each jurisdiction in which it operates to ensure that gambling is provided in a responsible manner and continues to be a great entertainment option. In addition to restructuring its Public Affairs area, the company has appointed a senior Responsible Gambling Manager to review the company's response to the issue of problem gambling and ensure that "best practice" is embraced by all our businesses.

Specific shareholder matters

On a different subject, I am pleased to report that the company will be introducing a shareholder discount plan which will give eligible shareholders certain discounts here at Star City and, at Jupiters' casino and hotel properties.

This will give you an opportunity to experience, first hand, what is being created. Further information about the shareholder discount scheme will be sent out with the interim dividend in March next year.

Another initiative that will be of interest to many shareholders here today is the proposed dividend reinvestment plan. The Board was specifically asked to introduce such a plan at last year's Annual General Meeting. This will be the subject of a resolution later this morning but I note that it will give shareholders the option of reinvesting dividends to purchase additional shares in the company at a discount of up to 2.5%, with no brokerage or stamp duty.

The number of announcements to shareholders continues to increase as we fulfil our commitment to keep you informed of what the company is doing. To make it easier and more cost efficient to deliver on this promise, the company's Shareholder Relations Manager is undertaking a review of the company's website and the ways in which we communicate to shareholders.

Conclusion

In summary, I believe that in the year under review, TABCORP achieved a solid result in a difficult trading environment. The company achieved an increase in underlying profits which enabled it to increase its full year dividend by four cents per share. This brought the total dividend declared for the year to 67 cents per share and consolidated our position as one of the highest yielding shares on the Australian Stock Exchange.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

Introduction

2003 was both challenging and exciting. When I spoke to you last year, the Victorian government had just introduced bans on smoking in gaming rooms, a factor which had a significant negative impact on revenue from our gaming division. Yet the company was able to deliver an increase in underlying profit, with good results from our Star City and wagering businesses complimented by our disciplined approach to expense control and sound financial management.

At the same time, we announced our intention to merge with Jupiters Limited which will provide the combined group with future growth opportunities through synergies and greater critical mass. It will also increase the spread of our activities across gambling, leisure and entertainment businesses in different states and regulatory jurisdictions. This will reduce our reliance on any one market or business. More about Jupiters shortly.

These achievements, in conjunction with the organisational restructure that was undertaken in 2003, position TABCORP favourably for the future. As I said, it has not been an easy year, but the commitment of TABCORP employees across all divisions has enabled us to achieve a good result and to look forward to an exciting future.

Today I would like to cover the year's highlights, the performance of each of our divisions, our strategies going forward including the Jupiters merger, and a review of our performance so far this year.

Key Features

I have already touched on several of these highlights.

We were able to increase dividends to 67 cents per share, fully franked, as a result of the company's increase in underlying profit and taking into account our sound financial position. I was pleased that Standard and Poors reaffirmed TABCORP's investment grade rating after we announced our proposed merger with Jupiters. This is a recognition of the strengths of our core businesses. We also purchased the outstanding 15% of the Star City management contract for $53 million, giving us 100% control of Star and providing potential for additional synergies when we merge with Jupiters.

TABCORP Group Profile

This slide shows various measures of TABCORP's performance over the past five years, after excluding non-recurring items, both positive and negative in their impact. I believe it gives the fairest measure for comparison.

Net profit after tax was up by 1.5% to $263.1 million, with compound annual profit growth of 16.4% over the last five years.

Earnings per share increased by 2.8% to 76.4 cents after amortisation of goodwill principally relating to the purchase of Star City in October 1999.

Our return on shareholders funds has continued to grow, partly boosted by the share buybacks of the past couple of years. Last year, we achieved a 20.9% per annum return on investment.

Gaming

As I've mentioned, the gaming division result was adversely impacted by the smoking bans introduced to Victorian gaming rooms from 1 September last year. Revenue was 7.6% below 2002 and profits were 9.9% down as we were unable to reduce costs at the same rate as the fall in revenue.

But in conjunction with our venue partners, we acted quickly to find out what we could do to improve the amenity for our customers who smoke. I'll detail these actions shortly.

Nevertheless our compound annual growth over the past five years has still averaged more than 4% for each of revenue and profit.

Gaming – Monthly Revenue

This graph highlights how strongly our business was growing at the start of FY2003 and the drop that occurred following the bans in September. July 2003 was up 11.4% and August up 17.1% respectively on the previous year.

The blue line shows our 2003 revenue falling to just below 2001 revenues which are in green. We effectively lost two years growth.

It also shows the seasonality of our business has not changed, with each of the past three years tracking similar patterns. I will discuss our revenue growth in the current year later in my presentation.

Wagering

For a business sometimes regarded as mature, our wagering business has shown good revenue growth and even better profit growth. Last year wagering revenues grew by 4.5% to $421 million with each of the racing codes showing good growth. Excluding the impact of World Cup soccer on our 2002 result, our Sportsbetting business achieved a 32% increase in revenue and our Trackside animated racing game grew both at home and overseas.

Continued cost control and the benefits our investment in technology, self service distribution and constantly improving the amenity of our retail outlets has resulted in improved profit margins. In 2003, profit before interest, taxation and amortisation grew by 11.9% to $68.4 million – delivering 9.7% compound annual profit growth since 1999.

Star City

Star City was acquired by TABCORP in FY 2000 with the 2000 year in the charts reflecting the 8.5 months that TABCORP owned the business. It's first full year contribution to profit was $112 million in FY2001 and its profitability has increased by 27.3% compound annually since then. In 2003, profit grew by 12.1% while revenue increased by 3.2%. This was a good result, especially considering the negative impact on tourism to Australia of the SARS virus and the war in Iraq.

We have continued to progressively improve the property as well as tailoring our games and food and beverage offer to suit our customers. We have also worked hard to provide the best entertainment, including shows such as Mamma Mia, which have attracted new customers to our property and assisted the performance of our restaurants, bars and accommodation.

Star City - Main Gaming Floor Highlights

On the main gaming floor we have refined our product mix to meet customer expectations. After a disappointing first quarter with revenues down by 4.6% on the previous corresponding period, we progressively introduced a new roulette area with more tables, altered the mix between black jack and pontoon, introduced more high limit baccarat tables, and introduced rapid roulette.

Revenue growth has reflected the positive impact of these changes with fourth quarter revenue up by 14.9%. We don't expect this rate of growth to continue, but it does show that by refining the product to meet customer needs, the customers will respond accordingly.

Rapid Roulette

Rapid Roulette is an interactive electronic form of roulette where the player bets on their own electronic touch pad terminal. There are 24 betting terminals located around a central, single, standard roulette wheel that is spun manually by a dealer. The product appeals to a wide variety of players, including novice players as it offers them the opportunity to learn the game at their own pace and for a lower bet value. The minimum bet is $2.00.

Star City was the first casino to install a single 24 station pit, and following the high demand which the product has experienced, we will install a second 24 station terminal in early December. If you get a chance, please have a look at rapid roulette on the MGF on your way out today.
I would now like to look to our future.

Key Business Strategies

Our strategy is twofold. We must continue to drive growth in our existing businesses as well as exploring opportunities for future growth through mergers or acquisitions, such as Jupiters.

We will grow our businesses through focusing on

- Continually improving our customer service and the quality of our products
- Investing in our people, products and processes,
- Achieving excellence in delivery, and
- Providing speed in execution and innovation

We will only consider merger or acquisition opportunities that are within our core competencies of gambling, hospitality and entertainment, and that enhance shareholder value through delivery of returns in excess of our cost of capital.

By combining these objectives we will continue to ensure that TABCORP is "Australia's premier gambling and entertainment group."

First I will discuss some of our organic growth strategies across our three businesses.

Key Organic Growth Strategies

Wagering

We will drive growth from our wagering business through continued expansion of customer usage of lower cost distribution channels and enhance revenue through working with the racing industry, introducing new products and improving outlet amenity.

We are in the process of rolling out 350 additional Easy-bet terminals across the network into pubTABs and onto racetracks. These provide easy and efficient access to our products for customers and reduce the operating costs of the network through reductions in required staffing levels.

We will also be rolling out a new retail wagering terminal over the course of this year and next year, providing functionality and ease of use.

We continue to introduce new products and improve outlet amenity. 47% of the retail network has now been refurbished with 16 refurbishments planned in the current year.

We will also focus on enhancing our internet site, a growing distribution channel for us.

Wagering - Distribution

The internet provides customers with a self service option which is also lower cost for us to deliver. The chart at the top shows our account sales broken down by the number of transactions. The number of transaction is important as the cost to service a $1 bet versus a $50 bet is the same if the same transaction method is used.

As you can see, transactions by operator have fallen from around 89% to 54%, while the other chart illustrates that the $ turnover from operators has remained the same, with growth coming from our self service distribution channels.

Touch tone continues to gain acceptance with around 22% of account sales transactions, voice recognition has expanded to around 9% and internet has grown to in excess of 10%.

Gaming

For the Gaming Division our focus is on improving venue amenity and customer service supported by the venue performance program. As well as 20 major venue refurbishments, our gaming machine product will be continually refined to reflect customer preferences.

As part of our response to the smoking bans, reservations systems and customer service have been introduced to the judging criteria for the venue performance program this year.

Gaming – Venue Amenity

During the year, we worked closely with our venues to provide an optimum solution for all our customers, including customers who smoke.

There a number of critical success factors in ensuring that customers who smoke are looked after. These include the amenity of the smokers lounge and as you can see, by the end of June, 169 venues representing 62% of the Tabaret network had the highest level of amenity. This compares to only 30 "grade 4" venues when the bans on smoking were introduced on 1 September 2002.

Equally important is an effective machine reservation system whereby customers can leave their machine for a period of time. At 30 June, 178 venues had reservations systems in operation.

The third critical factor is customer service, a key to the success of any business. During the year, TABCORP and our venues have worked together to provide additional customer service training, including components on improving responsiveness for customers who smoke. Customer service is again a focus for the current year.

Star City

For Star City our focus is on optimising the gaming product, improving amenity, increasing customer utilisation and leveraging cross-sale opportunities across the total property. For example, we allocated $3.5 million to refurbishing our hotel rooms, and I am delighted that much of the work was completed prior to the commencement of the Rugby World Cup which has given us another chance to showcase Star City to both local and international guests. There's undoubtedly a real buzz and sense of excitement around the property which I'm sure you've noticed.

We've joined forces with one of the major sponsors, Heineken to provide an indoor stadium concept, complete with corporate boxes in the Showroom Theatre. The hotel occupancy has been very pleasing this year and we are forecasting it will lift to around 96 per cent for the final 10 days of the Cup.

Another key focus is the VIP segment of our market. One example is the recent introduction of our private slots lounge.

Star City – Private Slots Lounge

The opening of the private slots lounge in June has been received well. It features 158 electronic gaming (or slot) machines that are changed to reflect the preferences of our VIP customers. The quite luxurious lounge, features complimentary food and drinks and has a dedicated executive host team. More than two thirds of eligible VIPs have used the lounge by the end of June and we expect this proportion will grow in the current year as we strive to improve the offering to our best customers.

Jupiters Group Profile

As well as driving growth from our existing businesses, this year we will also expand following the merger with Jupiters.

Jupiters has three casinos in Queensland. These include the Jupiters Gold Coast casino, located only around 200 metres from the famous beaches of the Gold Coast. It has 1,348 electronic gaming machines, 103 tables, and 603 hotel rooms.

The Brisbane "Treasury" property is located in the historic former Treasury building in the centre of Brisbane. It includes 1,329 gaming machines, 86 tables and 130 rooms.

Jupiters' casino in Townsville, looking over the bay and the marina, has 294 gaming machines, 16 tables and 194 hotel rooms. As you would expect, these properties also have some great bars, restaurants and banquet facilities and pride themselves on excellent customer service.

Jupiters manages the Townsville Casino, while the other two properties are currently managed by BI Gaming, which is owned by US gaming company, Park Place, soon to be renamed Caesars Entertainment.

Jupiters conducts Keno operations in Queensland and New South Wales, has gaming machine monitoring operations in Queensland and owns the AWA IT support operations which operate in Australia and overseas.

The pie chart shows the contribution by revenue of each of the Jupiters businesses – the Gold Coast and Brisbane properties together account for 75% of revenues.

At 27 October, Jupiters was trading at $6.49 per share with a market capitalisation of $1.3 billion and an enterprise value of $1.67 billion.

TABCORP is not buying Jupiter's "Centrebet" wagering business and is paying a combination of cash and shares for the balance of its operations.

Jupiters Merger

We expect the implementation date for the Jupiters merger will be 13 November. Jupiters shareholders met on 24 October and approved the merger scheme and we expect to receive Queensland government approval shortly.

We have entered into discussions with Park Place, the owners of the management contract for the Jupiters casinos on the Gold Coast and Brisbane to investigate ways in which we can work closely with them to achieve operational synergies between our Star City casino, Jupiters Townsville casino and the Brisbane and Gold Coast properties.

Integration planning is well advanced, involving a team from TABCORP, Jupiters and our consultants, and we expect the integration process to be substantially completed by September 2004.

Part of the funding for the purchase will be achieved through the operation of the TABCORP dividend reinvestment program from March 2004. This program is an attractive vehicle for shareholders to increase their holdings in TABCORP and the next four dividends have been underwritten to 65%. The DRP will be discussed later in the meeting.

In summary, the merger provides a number of exciting opportunities to leverage off the combined capabilities of TABCORP and Jupiters, particularly in the casinos area and also in other product areas such as Keno.

TABCORP Jupiters Group Profile

This gives you an idea of what the combined group will look like. We will operate four casinos serving 36,800 customers per day playing at 421 tables and on 4,400 electronic gaming machines. We will also operate 13,750 gaming machines across 271 venues in Victoria, 2,000 Keno outlets, and 566 wagering outlets.

Our non-gambling operations will include 1,417 hotel rooms, 22 restaurants and 3 theatres/showrooms.

Our revenue will be from a broader geographic base with Victoria reduced to 48% of revenue from around 68%. This will reduce our reliance on any one regulatory jurisdiction.

TABCORP will manage around 19% of the Australian gambling market and be rated as one of the top five gambling companies in the world, based on enterprise value.

Key Company issues - FY 2004

As well as managing our businesses and successfully completing the Jupiters integration, there are several key issues which we will be addressing in the current year.

TABCORP is committed to the responsible delivery of its products. To this end, we will implement improvements in our Responsible Gambling Code.

In 2003, KPMG were appointed by TABCORP to conduct an independent review of compliance with the TABCORP Responsible Gambling Code, the first review since its launch in 2001.

The review took place during June and July 2003 and involved wagering, gaming and casino operations, as well as TABCORP's internal compliance processes.

The preliminary findings are encouraging indicating high levels of awareness and compliance with the Code at TABCORP. KPMG's recommendations are forthcoming and will be linked with a review of the key components of the Code to ensure we deliver best practice.

As part of our commitment to the responsible delivery of our products, we have created the new role of Responsible Gambling Manager and appointed one of our senior executives to the position.

We will also be seeking a successful outcome for the relicensing of our Victorian gaming and wagering businesses. These licences expire in 2012.

The Victorian Government has indicated that it wishes to resolve relicensing arrangements within its current term, which means prior to November 2006.

The Minister for Gaming and Racing has stated that the Government will review all options available to it in considering the issue of new licences.

TABCORP has not yet entered into negotiations with the Victorian Government regarding the terms on which its Victorian Gaming and Wagering businesses could be relicensed, however we are committed to working with the Victorian Government to seek an outcome that is in the interests of all stakeholders.

I will now turn to our performance in the current year.

First Quarter Performance

Year to date revenue is down by 3.3% on the previous corresponding period. In the context of the smoking bans, this is a solid result.

Wagering revenue has grown by 5.2% with good performances across the division.

Racing growth has been driven by very strong growth from greyhounds in response to improvements to form guides and better marketing, double digit growth in harness racing in response to additional meetings plus a shift from Saturday night to Thursday night racing at Moonee Valley, and solid underlying growth from thoroughbreds.

Gaming revenue was down 12.1% following very strong July (+11.4%) and August (+17.1%) periods last year. This was exacerbated by the impact of the ban on smoking in gaming rooms. I will discuss the gaming figures in more detail shortly.

Star City revenue was up by 5.1% with a continuation of good performances by tables on the main gaming floor (+6.8%), and outstanding results from non-gaming operations (+15.8%).

Gaming Revenue - 2004 YTD

July gaming revenue was down by 14.4% and August by 19.4% reflecting very strong performances in the previous corresponding period prior to the introduction of smoking bans which was illustrated on the earlier slides comparing the last 3 years revenue.

For the first time since the bans were introduced, September showed an increase of 0.2% with further improvement in the period from 1 October to 25 October of 4.7%. This does include an extra Saturday. However, we are seeing an emerging recovery in this business.

Conclusion

FY2003 was a challenging year, however we managed to achieve 1.5% growth in underlying profit.

Each of our businesses holds a strong position in its respective market and is well positioned for continued growth in profitability.

We remain ready to engage in discussions on relicensing our Victorian businesses.

The Jupiters' merger is an exciting step for the group and during the next 12 months integration will be a major focus together with ensuring we maintain the momentum of growth in our existing businesses. We will continue to review and monitor other inorganic growth opportunities provided they are within the gambling, leisure and entertainment industry and meet our strict financial return criteria.

Our aspiration for TABCORP is still to be Australia's premier gambling and entertainment group.

I would like to thank you for your attendance today at our first Sydney AGM and I will now hand you back to our chairman.

Mr Robinson's and Mr Slatter's speeches were webcast live on TABCORP Holdings Limited's website at **www.tabcorp.com.au** and will be archived on the website for viewing later today.

ENDS

TABCORP Holdings Limited

2003 Annual General Meeting


TABCORP

Key features

- Increased profits and EPS before non-recurring items, despite impact of smoking bans
- Final dividend of 34 cents taking full year dividend to 67 cents per share fully franked – 63 cents LY
- Continued underlying growth in wagering profitability
- Strong second half performance by Star City
- Gaming revenue and profit down due to impact of smoking bans
- Reorganisation of the business
- Jupiters shareholders approve merger
- Maintenance of investment grade credit rating
- Purchase of balance of Star City management contract in June 2003


TABCORP

TABCORP – Group profile


Net profit after tax*
CAGR 16.4%
$ millions
300.0
250.0
200.0
150.0
100.0
50.0
0.0
143.3
170.3
187.7
259.3
263.1
1999
2000
2001
2002
2003


Earnings per share*
CAGR 12.9%
cps
100.0
80.0
60.0
40.0
20.0
0.0
47.1
52.5
55.3
74.3
76.4
47.1
48.8
50.4
69.5
71.5
1999
2000
2001
2002
2003
EPS (post goodwill amortisation)
Goodwill amortisation


Return on shareholders' funds*
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.8%
16.4%
15.4%
20.2%
20.9%
1999
2000
2001
2002
2003

Dividends per share

CAGR 11.7%

Year	1999	2000	2001	2002	2003
cps	43.0	47.0	51.0	63.0	67.0

* Pre-non recurring items


TABCORP

Gaming



Revenue
CAGR 4.4%
$ millions
1000
800
600
400
200
0
713
795
846
918
848
1999
2000
2001
2002
2003
PBITA margin*
27.0%
26.0%
25.0%
24.0%
23.0%
22.0%
21.0%
20.0%
1999
2000
2001
2002
2003



PBITA*
CAGR 4.2%
$ millions
250
200
150
100
50
0
176
202
218
231
208
1999
2000
2001
2002
2003



Capital expenditure
$millions
90
80
70
60
50
40
30
20
10
0
79
44
19
16
17
1999
2000
2001
2002
2003

* Pre-non recurring items and full cost allocation basis

TABCORP

AGM 2003

Gaming – Monthly revenue

TABCORP monthly revenue
$'000
95,000
90,000
85,000
80,000
75,000
70,000
65,000
60,000
55,000
50,000
Impact of smoking ban
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2001
2002
2003


TABCORP

Wagering



Revenue
CAGR 4.5%
$ millions
440
420
400
380
360
340
320
300
353
363
380
404
421
1999
2000
2001
2002
2003



PBITA margin*
16.0%
15.0%
14.0%
13.0%
12.0%
11.0%
10.0%
1999
2000
2001
2002
2003



PBITA*
CAGR 9.7%
$ millions
70
60
50
40
30
20
10
0
44
48
53
58
64
1999
2000
2001
2002
2003



Capital expenditure
$millions
25
20
15
10
5
0
15
13
13
19
23
1999
2000
2001
2002
2003

* *Pre-non recurring items and full cost allocation basis*

Star City

Revenue*


CAGR 3.8%
$ millions
700
600
500
400
300
200
100
0
438
586
612
631
2000
2001
2002
2003

PBITA margin*

31.0%
29.0%
27.0%
25.0%
23.0%
21.0%
19.0%
17.0%
15.0%
2000
2001
2002
2003

PBITA*


CAGR 27.3%
$ millions
200
150
100
50
0
83
112
162
182
2000
2001
2002
2003

Capital expenditure*


$millions
18
16
14
12
10
8
6
4
2
0
10
13
10
15
2000
2001
2002
2003

* Pre-non recurring items and full cost allocation basis, 2000 represents 8.5 months, CAGR from 2001-2003

Star City – Main gaming floor highlights

Quarter 1	Quarter 2	Quarter 3	Quarter 4
• New roulette pit (6 tables)	• Revise black jack / pontoon mix • Additional roulette (4 tables)	• 00 roulette on $2 tables • Additional high limit baccarat table	• Rapid Roulette launch • Floor relaying, additional blackjack in high utilisation pits


Main gaming floor revenue comparison to pcp
% Rev change over pcp
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
Quarter 1
-4.6%
Quarter 2
3.7%
Quarter 3
5.1%
Quarter 4
14.9%

Star City – Rapid Roulette

Rapid Roulette

- Interactive – electronic betting
- Popular with customers
- Low denomination



STAR CITY

RAPID
ROULETTE

NEW!

Key business strategies

Organic Growth

- Drive growth in existing businesses through focus on:
  - Continuous improvement in customer service and overall product quality
  - Disciplined investment in people, product and processes
  - Operational excellence in delivery
  - Speed in execution - innovation

Inorganic Growth

- Implement merger/acquisition opportunities that:
  - Are within core competencies of gambling, hospitality and entertainment
  - Enhance shareholder value through delivery of returns in excess of our cost of capital

"Australia's premier gambling and entertainment group"


TABCORP

Focus for FY2004 – Key organic growth strategies

- **Wagering** – Continued growth in customer usage of lower cost distribution channels and enhancing revenue through working with the racing industry, introducing new products and improving outlet amenity

Wagering – Distribution



Distribution
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
TABCORP turnover ($'m
2000
2001
2002
2003
Retail
Oncourse
Account sales



Breakdown of account sales
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of account sale transactions
2000
2001
2002
2003
Operator
Touchtone
Voice
Internet
Probel



Account sales turnover growth
800
700
600
500
400
300
200
100
0
Turnover $m
2000
2001
2002
2003
Operators
Self Service



TABCORP

Focus for FY2004 – Key organic growth strategies

- Wagering – Continued growth in customer usage of lower cost distribution channels and enhancing revenue through working with the racing industry, introducing new products and improving outlet amenity
- **Gaming – Improving venue amenity and customer service, supported by the Venue Performance program**


TABCORP

Gaming – Venue amenity

Venues with Grade 4 smoking area



180
160
140
120
100
80
60
40
20
0
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Sep
Oct
Nov
Dec
Jan
Mar
Jun
No. of venues
% of network

Critical Success Factors

- Amenity of smokers lounge
- Effective machine reservation system
- Well trained staff

Need a combination of all to achieve optimum result



TABCORP

Focus for FY2004 – Key organic growth strategies

- Wagering – Continued growth in customer usage of lower cost distribution channels and enhancing revenue through working with the racing industry, introducing new products and improving outlet amenity
- Gaming – Improving venue amenity and customer service, supported by the Venue Performance program
- **Star City – Optimising gaming product, improving amenity, increasing customer utilisation and leveraging cross-sale opportunities across the total property**


TABCORP

Star City – Private slots lounge

Offer to VIP customers

- Access available only to rated VIP players and potential VIP players
- 158 slot machines – mix determined by player preference
- Complimentary food and beverages
- Exclusive menu available from attached kitchen
- Dedicated executive host team






TABCORP

Jupiters – Gold Coast


TABCORP

Casino floor – Gold Coast


TABCORP

Treasury Casino – Brisbane


TABCORP

Main gaming floor – Brisbane





Jupiters Casino – Townsville


TABCORP

Customer service





Jupiters KENO


TABCORP

Jupiters – Group profile

Operations

- Casinos
  - Gold Coast casino with 1,348 gaming machines, 103 tables, 603 rooms
  - Treasury casino with 1,329 gaming machines, 86 tables, 130 rooms
  - Townsville casino with294 gaming machines, 16 tables, 194 rooms
- Keno operations in Qld and NSW
- Monitoring operations in Qld
- AWA IT support operations

Fundamentals

(as at 27 October 2003)

Share price	A$		6.49
Shares on issue	m		201.8
Market capitalisation	**A$m**		**1,309.6**
Net debt	A$m		359.7
Enterprise value	**A$m**		**1,669.3**
		2002A	**2003A**
EV/ EBITDA	x	8.1	9.3
P/E Ratio	x	16.8	22.4

Business Mix

Revenue



AWA & other 4%
Mntg 3%
Keno 14%
Trnsvl 5%
Treasury 30%
Gold Coast 44%

Consideration*

	Amount ($m)	Value pe[r] share ($)
Cash	575	2.85
TABCORP shares	520	2.58
Paid by TABCORP	1,095	5.43
Special dividend	151	0.75
Franking credits	n.a	0.16
Total	1,246	6.34
Net debt/Net Centrebet proceeds	372	0.16
Enterprise value/Total value per share	1,618	6.50

** As per independent expert's report in scheme booklet which assumed a $10.75 TABCORP share price*

Jupiters merger

- Jupiters shareholders approved the merger on 24 October 2003
- Implementation date scheduled for 13 November 2003
- Discussions with Park Place regarding the management contracts continue
- Integration planning is well advanced with a team from TABCORP and Jupiters
- Integration to be substantially completed by September 2004
- DRP to be put in place from March 2004 with DRP underwritten to 65%
- The merger provides a number of exciting opportunities to leverage off combined capabilities


TABCORP

TABCORP/Jupiters – Group profile

Key Business Statistics

Casinos		Other businesses	
No of casinos:	4	Keno outlets:	c2,000
Casino customers per day:	36,800	Wagering outlets:	566
Casino gaming machines:	c4,400	EGM monitoring(QLD):	c14,000
Casino gaming tables:	421	TAB account customers:	120,000
Hotel rooms:	1,417	Wagering bets sold p.a:	330m
Restaurants:	22	Vic gaming venues:	271
		VIC gaming machines:	c13,750

Geographic Mix



Revenue
QLD
26%
Victoria
48%
NSW
26%

Enterprise Value



A$ bn
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
MGM Mirage
Harrah's
Park Place
Manadalay Bay
TABCORP/ Jupiters
Station Casinos
Genting



TABCORP

Key company issues in 2004

Responsible Gambling

- First independent review of compliance with the TABCORP Responsible Gambling Code conducted by KPMG
- Preliminary findings are encouraging
- Appointment of dedicated Responsible Gambling Manager

2012

- Victorian wagering and gaming licences to 2012
- The Government wishes to resolve future arrangements during its current term
- TABCORP is committed to working with the Government for an outcome in the interests of all stakeholders.


TABCORP

First Quarter Performance


Net Revenue
Wagering
Gaming
Casinos
98
240
153
104
211
160
2003
2004
(3.3)%
5.2%
(12.1)%
5.1%

Gaming revenue – 2004 YTD

% change (PCP)
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-25.0%
July
-14.4%
August
-19.4%
September
0.2%
1–25 October
4.7%


TABCORP

Conclusion

- FY2003 was a challenging year, however we managed to achieve 1.5% growth in NPAT pre non-recurring items
- Each of our businesses holds a strong position in its respective market and is well positioned for continued growth in profitability
- Company remains ready to engage in discussions on relicensing our Victorian businesses
- Jupiters merger is an exciting step for the group and during the next 12 months integration will be a major focus
- Company will continue to review and monitor other inorganic growth opportunities
- Our aspiration continues to be...............


TABCORP

Australia's premier gambling and entertainment group

TABCORP

AGM 2003



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

30 October 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

By facsimile: ~~1300 300 021~~ 1900 999 279

No. of pages: ~~10~~ 4 (including cover page)

ANNUAL GENERAL MEETING
TABCORP HOLDINGS LIMITED

All resolutions set out in the Notice of Annual General Meeting ("AGM") dated 30 September 2003 were passed at the AGM for TABCORP Holdings Limited held earlier today.

The total number of proxy votes in respect of each item requiring shareholder approval is shown on the pages attached.

Yours sincerely,

Peter Caillard
Company Secretary

Enc.

RESULTS OF MEETING

TABCORP HOLDINGS LIMITED

TAH AGM OCT 2003

Thursday, October 30 2003


ASX PERPETUAL
REGISTRARS

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person as by proxy on a Poll (Where Applicable)		
Resolution	TOTAL	votes "for"	votes "against"	votes "abstain"**	votes "discretionary"	"for"	"against"	"abstain"**
1 - 'RE-ELECTION OF DIRECTORS-TO RE-ELECT MR A G HODGSON'	170,222,665	149,196,046	2,162,296	343,975	18,864,323	N/A	N/A	N/A
2 - 'RE-ELECTION OF DIRECTORS-TO RE-ELECT MR R F E WARBURTON'	170,202,989	150,484,725	857,533	363,671	18,860,711	N/A	N/A	N/A
3 - 'AMENDMENTS TO CONSTITUTION'	169,982,844	150,674,629	359,062	583,796	18,949,153	N/A	N/A	N/A
4 - 'REMUNERATION OF DIRECTORS'	166,843,970	145,900,257	4,875,684	1,109,013	16,068,029	N/A	N/A	N/A

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

RESULTS OF MEETING

TABCORP HOLDINGS LIMITED

TAH AGM OCT 2003

Thursday, October 30 2003


ASX PERPETUAL
REGISTRARS

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person as by proxy on a Poll (Where Applicable)		
Resolution	TOTAL	votes "for"	votes "against"	votes "abstain"**	votes "discretionary"	"for"	"against"	"abstain"**
5 - 'LONG TERM PERFORMANCE PLAN'	167,037,846	146,098,724	4,852,121	783,551	16,087,001	N/A	N/A	N/A
6 - 'DEFERRED SHARE PLAN'	166,940,610	148,090,861	2,733,230	858,155	16,116,519	N/A	N/A	N/A
7 - 'PARTICIPATION BY THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER IN TABCORP EMPLOYEE SHARE SCHEMES'	167,065,846	144,670,789	6,301,126	791,721	16,093,931	N/A	N/A	N/A
8 - 'EXCLUSION OF ISSUES UNDER EMPLOYEE SHARE SCHEMES FROM ASX 15% CAP'	166,878,489	145,686,273	5,076,313	882,921	16,115,903	N/A	N/A	N/A

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

TABCORP HOLDINGS LIMITED

TAH AGM OCT 2003

Thursday, October 30 2003


ASX PERPETUAL
REGISTRARS

As required by section 251AA(2) of the Corporations Act 2001 (Cwlth) the following statistics are provided in respect of the/each resolution on the agenda.

	Manner in Which the securityholder directed the proxy vote:					Manner in which votes were cast in person as by proxy on a Poll (Where Applicable)		
Resolution	TOTAL	votes "for"	votes "against"	votes "abstain"**	votes "discretionary"	"for"	"against"	"abstain"**
9 - 'DIVIDEND REINVESTMENT PLAN'	168,969,006	149,537,375	667,567	1,597,634	18,764,064	N/A	N/A	N/A

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

31 October 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP AND JUPITERS MERGER TO PROCEED

TABCORP Holdings Limited announce that the final requirement for the completion of the merger between the company and Jupiters Limited has been achieved, following the receipt today of approval from the Supreme Court of Queensland. All previous shareholder and government approvals have been obtained.

The company anticipates that the record date for determining entitlements for both Jupiters ordinary shareholders and Jupiters Reset Preference Share holders will be 10 November 2003. The merger implementation date will be 13 November 2003 and the company will dispatch holding statements for TABCORP shares and cash consideration by 20 November 2003.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr. Peter Harold Wade
Date of last notice	25 February 2003
Date that director ceased to be director	30 October 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
30,000 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

4 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Response to Newspaper Article in Relation to Possible Extension of TABCORP'S Victorian Licences

In response to an article that appeared in this morning's "Financial Review" newspaper, TABCORP states that it has not entered into any negotiations or discussions with the Victorian Government regarding the terms on which its Victorian Gaming and Wagering licences, which expire in 2012, could be extended.

As mentioned in the announcement to the Australian Stock Exchange on 6 June, the Victorian Government has publicly stated that it will honour the existing licence arrangements, which expire in 2012. The Victorian Government has also publicly stated that it will review the post 2012 licensing arrangements during this term of government.

However, these discussions have not commenced and reporting of any amount that Tabcorp may be willing to pay to renew its Victorian licences is mere speculation, as it will clearly depend upon a number of factors (including applicable conditions and term).

For further information:

Bruce Tobin
General Manager – Public Affairs
0419 103 454

Peter Caillard
Executive General Manager-
Corporate, Legal and Compliance
0419 103 446

TABCORP Holdings Limited

Proposed merger with Tab Limited

Investor presentation

5 NOVEMBER 2003

TABCORP

Agenda

- TABCORP proposes merger with Tab
- Substantial premium & value uplift for Tab's shareholders
- Profile of the merged group
- Expected benefits from the merger
- Centre core competencies in major markets
- Benefits to key stakeholders
- Proposed funding structure
- Merger implementation and conditions
- Conclusions

TABCORP proposes merger with Tab

TABCORP's proposal implies a value for Tab of $4.26 per share[1]

- TABCORP has today provided a merger proposal to Tab
- TABCORP is proposing that Tab shareholders receive
  - 23 TABCORP shares
  - $162 cash

  for every 100 Tab shares they own
- Tab options would be acquired for cash at the "in the money" value based on $4.26 per Tab share
- The proposed merger terms imply a value for Tab of $4.26 per share
  - based on a TABCORP share price of $11.49, being the VWAP since 13 August 2003 (the day on which TABCORP announced its 2003 results)
- TABCORP believes that its proposal is significantly more attractive to Tab's shareholders than the proposed merger with UNiTAB

Note:
1. Based on TABCORP share price of $11.49, being the VWAP since 13 August 2003

2

Substantial premium for Tab shareholders

TABCORP's merger proposal represents a substantial premium to Tab's trading price and the proposed merger with UNiTAB

	Value	Premium [1]	
	$	$	%
Tab's share price prior to announcement of proposed UNiTAB merger	3.34	0.92	27.6
Current value to Tab shareholders of the proposed merger with UNiTAB [2]	3.38	0.88	26.2
Tab's closing share price yesterday	3.51	0.75	21.5



Implied value of TABCORP merger proposal = $4.26
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03

Source: Iress

Notes:

1 Based on TABCORP share price of $11.49, being the VWAP since 13 August 2003

2 Based on UNiTAB's closing share price on 4 November 2003

Substantial premium for Tab shareholders (continued)

The implied value of TABCORP's merger proposal implies an attractive acquisition multiple

Acquisition multiples—precedent transactions [1]



EV/EBITDA multiple
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
12.3x
11.2x
11.0x
9.3x
8.5x
7.8x
7.4x
UNiTAB by Tab (proposed)
Tab by TABCORP (proposed)
Star City
Jupiters
Crown
Buyback of Jupiters founder shares
Breakwater Island trust

Source: Independent expert reports, IRESS and annual reports

Note:

1 All transaction multiples are historic and based on Independent Expert's Report valuations other than UNiTAB by Tab and Tab by TABCORP which are based on the merger terms currently proposed

Value uplift for Tab shareholders

The merger proposal would be expected to be significantly accretive for Tab shareholders on an EPS (pre goodwill amortisation) basis and to result in a dividend per share uplift

EPS (pre g/w amortisation) (2003PF) DPS (2003PF)



EPS (pre amortisation) (cents per share)
30.0
25.0
20.0
15.0
10.0
19.3
28.9 +50%
Tab stand alone
Tab share of TABCORP / Tab consolidated
DPS (cents per share)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
15.0
24.9 +66%
Tab stand alone
Tab share of TABCORP / Tab consolidated

Source: Annual reports

Note:

1 Assumes cash proceeds received by Tab shareholders under TABCORP proposal are reinvested into TABCORP shares at $11.49 per share

2 Based on Jupiters scheme booklet, annual reports and assuming $30 million of gross synergies

Profile of the merged group

The merged group would be the pre-eminent gambling and entertainment company across the wagering, casino, gaming and keno markets in Australia

- Operations spread across the east coast of Australia
- Ownership of wagering operations in NSW & Victoria
- 18,000 gaming machines
- Four of Australia's leading casino hotel and entertainment facilities
- Keno operations in Queensland, NSW and Victoria
- Gaming machine monitoring activities


DMS | Data Monitoring Services
TAB
Jupiters
SKY
maxgaming
www.maxgaming.com.au
CONRAD JUPITERS GOLD COAST
CONRAD TREASURY
TAB
KENO
2KY
1017 AM
TABARET
Jupiters

Profile of the merged group (continued)

The combined TABCORP / Tab would generate EBITDA in excess of $900 million (before synergies) (based on 2003PF)

Financial summary of TABCORP/Tab (2003PF)

	$m
Net revenue	3,547
EBITDA	926
EBITA	748
EBIT	575

Source: Annual reports & Jupiters scheme documentation

Notes:

1 Does not include any synergies for the acquisition of Tab

2 Includes $81 million of goodwill arising from the merger

3 Includes a full year impact of Jupiters acquisition and first year synergies with Jupiters

TABCORP / Tab EBITDA by business (2003PF)


Wagering
30%
Casinos
39%
Gaming
31%

Source: Annual reports

Notes:

1 Tab's media division is included within the wagering category

2 TABCORP's Keno and monitoring divisions are included within the gaming category

3 Includes 2003PF Jupiters earnings

Merger of Australia's two premier wagering businesses

Significant value would be expected to be created through a merger of TABCORP's and Tab's wagering businesses

- Combine and leverage expertise in wagering operations
- Greater operational scale to extract synergies and invest in the business
- Extract further benefits from merged entity's expertise in information technology
- Greater wagering pool sizes bringing benefits to all customers
- Greater distributions to the NSW and Victorian racing industries
- Combine and leverage expertise in gaming operations
- Broaden people skill base and expertise
- Diversify the merged entity's regulatory jurisdictions

Expected benefits from the merger

TABCORP's proposed merger terms are attractive to both Tab and TABCORP shareholders

- Substantial synergy and efficiency benefits are expected from combining operations, skills and processes
  - merger of wagering head offices
  - expected computer system integration across NSW and Victoria
  - reduction in overheads
- Expected cost synergies estimated to be greater than $30 million by year 3
  - synergy benefits to be shared with NSW and Victorian racing industries
- Estimated revenue synergies
  - given increased pool sizes and enhanced product innovation and marketing
- Merger would be expected to be EPS (pre amortisation) positive for TABCORP shareholders in the second full year of the merger
- Growth, synergy and diversity benefits for existing and new TABCORP shareholders going forward

Relative wagering business performance

TABCORP is confident that it can improve the performance of Tab's wagering business

Relative EBIT growth
(1999 to 2003) (rebased to 100)



150
140
130
120
110
100
90
Tab wagering CAGR (1999-2003) = 6.6%
TABCORP wagering CAGR (1999-2003) = 9.8%
1999
2000
2001
2002
2003
Tab - wagering
TABCORP - wagering

Source: Annual reports

Relative EBIT margin (2003A)
(before racing industry fees and wagering tax)



76.0%
74.0%
72.0%
70.0%
68.0%
66.0%
64.0%
68.0%
74.6%
Tab - wagering
TABCORP - wagering

Source: Annual reports

Notes:

1. Both Tab and TABCORP's wagering divisions generated EBIT margins of approximately 15% in 2003A

Centre core competencies in major markets

TABCORP will continue to centre core competencies in major markets

- Considerable operational benefits are expected from centering core skills in major markets
- TABCORP's casino operations are being headquartered in Queensland following the merger with Jupiters
- If the proposed merger with Tab is successful, TABCORP proposes to headquarter its wagering and media activities in NSW
- TABCORP's gaming headquarters (including Keno and monitoring activities) and corporate head office will remain in Victoria
- If a merger with Tab proceeds, TABCORP currently intends to increase the number of NSW based directors on its board

Centre core competencies in major markets (continued)

TABCORP's geographic and business mix well balanced

Business diversified over 3 states and 3 businesses

EBITDA—State


QLD
17%
NSW
49%
VIC
34%

EBITDA—Business


Wagering
30%
Casinos
39%
Gaming
31%

Wagering

- NSW & Victoria TABs
- Sky Channel

EBITDA—State

VIC
28%
NSW
72%

Gaming

- 13,750 gaming machines
- Monitoring including jackpotting in NSW & QLD
- Keno in NSW,QLD & Vic

EBITDA—State


VIC
81%
NSW
& QLD
19%



Casinos



- 3 casinos in Qld
- 1 casino in NSW

EBITDA—State

QLD
37%
NSW
63%

Source: 2003 Annual reports

Note: Pro forma analysis includes TABCORP, Tab and Jupiters (excluding Centrebet)

Benefits to New South Wales

A merger of TABCORP and Tab would provide the following benefits to NSW

- NSW to become the headquarters of Australia's largest wagering group
- Combined TABCORP / Tab pool would be expected to enhance customer satisfaction
  - potential to attract overseas wagering revenue
- Expands TABCORP's significant investment in NSW with
  - in excess of 6,000 NSW based employees
  - NSW accounting for approximately 49% of the merged group's EBITDA
- Combination of NSW and Victorian racing leading to greater investment in the racing industry
- Coordinated approach to responsible gaming issues
- It is expected that more than half of the merged entity's share register will be based in NSW (by number of shareholders and value of shares)
- Merged board to have significant NSW representation

Benefits to key stakeholders

A merger of Tab and TABCORP is expected to provide benefits to all key stakeholders

- TABCORP shareholders
  - expected to be EPS (pre amortisation) positive in the second full year of the merger
  - share in the significant synergies which are expected
  - further jurisdictional diversification and increased exposure to wagering
- Tab shareholders
  - significant premium to current share price, expected EPS (pre amortisation) uplift and expected DPS uplift
- NSW Racing Industry
  - enhanced distribution and combined expertise
- Employees
  - greater career opportunities
- Customers
  - deeper pool and greater range of products

Proposed funding structure

TABCORP would conservatively fund the merger and would expect to retain an investment grade credit rating

Uses	
Number of Tab shares (m)	451.2
Implied value per share[1]	$4.26
Acquisition equity value ($m)	1,922
Cost of acquiring options ($m)	3
Net debt [2] ($m)	364
Acquisition enterprise value [3] ($m)	2,289

Notes:

1 Based on $11.49 per TABCORP share

2 Based on 2003A debt

3 Excluding transaction costs and required cash balances

Sources		
Equity ($m)	1,192	52%
Debt ($m)	1,097	48%
Total funding	2,289	100%

Note:

1 Based on the merger proposal of 0.23 TABCORP shares plus $1.62 cash per Tab share

2 Based on TABCORP share price of $11.49

Merger implementation and conditions

The most appropriate method of implementing a merger would be decided after discussion with key stakeholders

- The merger proposal will require the approval of the NSW Government, and would not proceed unless the necessary government approvals are received

- The appropriate method of implementing the merger proposal would be determined following further discussions with the NSW Government and the board of Tab

- Proposal subject to certain key conditions, including:
  - NSW Government approval and legislative changes required under the Totalizator Act and TAB Privatisation Act to amend the 10% shareholding restriction and to remove the cross ownership restrictions relating to the NSW casino
  - confirmation from the ACCC that it does not object to the merger proposal
  - other relevant regulatory approvals
  - Tab does not complete the proposed merger with UNiTAB
  - no material adverse change to Tab, no material new activities and no disposal of business
  - TABCORP acquiring 100% of Tab
  - no material adverse change in debt markets
  - prescribed occurrences
  - dividends

Conclusions

TABCORP's proposal represents an excellent opportunity for Tab's shareholders

	TABCORP's merger proposal	UNiTAB's merger proposal
Substantial premium	✓✓	✗
Cash component	✓✓	✗
Expected synergies	✓✓	✓
Shareholding in a diversified gambling business	✓✓	✓
Expected substantial earnings and dividend uplift	✓✓	✗

- Merger expected to be EPS (pre amortisation) positive in the second full year
- TABCORP would expect its history of increasing dividends on an annual basis to be maintained
- TABCORP would expect to retain an investment grade credit rating

TABCORP Holdings Limited

Proposed merger with Tab Limited

Investor presentation

5 NOVEMBER 2003

TABCORP


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

5 November 2003

TABCORP Holdings Limited

TRADING HALT

The securities of TABCORP Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 7 November 2003 or when the announcement is released to the market.

Security Code: TAH

Rick Iversen
Senior Companies Advisor



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2200

VIA FACSIMILE: 9614 0303

5 November 2003

Mr James Gerraty
Manager Companies – Melbourne
Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne Vic 3000

Dear Mr Gerraty

TAH – Request for Trading Halt

TABCORP Holdings Limited (***TABCORP***) requests that Australian Stock Exchange Limited grants a trading halt in TABCORP's ordinary shares.

The trading halt is sought pending the making of a material announcement to the market. It is expected that, upon that announcement being made, the trading halt will end.

TABCORP is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Peter Caillard
Executive General Manager
Corporate, Legal and Compliance


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2200

VIA FACSIMILE: 9614 0303

5 November 2003

Mr James Gerraty
Manager Companies – Melbourne
Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne Vic 3000

Dear Mr Gerraty

TAH – Request for Trading Halt

TABCORP Holdings Limited (***TABCORP***) requests that Australian Stock Exchange Limited grants a trading halt in TABCORP's ordinary shares.

The trading halt is sought pending the making of a material announcement to the market. It is expected that, upon that announcement being made, the trading halt will end.

TABCORP is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Peter Caillard
Executive General Manager
Corporate, Legal and Compliance



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

5 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP proposes merger with Tab

Introduction

TABCORP Holdings Limited ("TABCORP") today announced a proposal to merge with Tab Limited ("Tab"). TABCORP's proposal implies a value per Tab ordinary share of $4.26.

Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said, "TABCORP's proposal, if implemented, would provide substantial value to Tab's shareholders and represents a demonstrably superior alternative to the proposed merger between Tab and UNiTAB."

Proposed merger terms

TABCORP is proposing that Tab shareholders will receive:

- 23 TABCORP ordinary shares; and
- $162.00 cash

for every 100 Tab ordinary shares they own.

These proposed merger terms imply a value for Tab of $4.26 per share, based on a TABCORP share price of $11.49 (being the volume weighted average share price of TABCORP shares traded on the Australian Stock Exchange since 13 August 2003, the day on which TABCORP announced its 2003 results).

Under TABCORP's proposal, options over Tab's unissued ordinary shares would be acquired or cancelled for cash at the "in the money" value based on an amount of $4.26 per Tab ordinary share.

The merger proposal will require, amongst other things, the approval of the New South Wales Government and will not proceed unless TABCORP obtains the necessary Government approvals. If Government approval is forthcoming, legislative amendments to the NSW *Totalizator Act* and *Totalizator Agency Board Privatisation Act* will be necessary.

Substantial premium

The proposed merger would provide Tab shareholders with substantial value.

The implied value of $4.26 per Tab ordinary share represents:

- a 28% premium to Tab's closing share price prior to the announcement of the proposed merger with UNiTAB[1];

- a 26% premium to the implied value of Tab's shares given the terms of the proposed merger with UNiTAB[ii]; and
- a 22% premium to Tab's closing share price yesterday[iii].

The implied value of $4.26 per Tab ordinary share represents:

- a multiple of 22.1 times Tab's reported earnings per share (pre goodwill amortisation) for the year ended 30 June 2003[iv]; and
- a multiple of 11.2 times Tab's EBITDA for the year ended 30 June 2003[v].

Benefits to Tab shareholders

A merger of TABCORP and Tab would provide Tab shareholders with substantial benefits. The merger would allow Tab shareholders to realise their investment in Tab at a substantial premium. Approximately 40% of the value of their holdings would be realised in cash and 60% in TABCORP ordinary shares. This would allow Tab shareholders to receive a meaningful cash sum while still participating in the larger and more diversified merged entity.

Commenting on the proposed merger, Mr Slatter said, "to the extent that Tab shareholders receive TABCORP shares or choose to reinvest gross cash consideration into TABCORP shares, they would be expected to benefit from a substantial uplift in annual dividends".

Benefits to TABCORP shareholders

Mr Slatter added, "a merger on the proposed terms is expected to be marginally earnings per share accretive (pre amortisation) in the second full year and TABCORP's strong track record of increasing dividends on an annual basis is expected to be maintained. In the medium term, we believe that significant value will be created for TABCORP shareholders arising from synergies within the merged entity, increased scale and business diversity and enhanced financial position."

Benefits to NSW

Mr Michael Robinson, TABCORP's Chairman, said, "we are excited by the opportunity which a merger would create to substantially expand our operations in NSW. We look forward to the prospect of combining our core wagering skills with those of Tab to further enhance the appeal of those operations for customers, the NSW Racing Industry and for the benefit of all stakeholders and NSW generally. The completion of a merger would see the merged entity's wagering head office being based in NSW."

The merged entity

If TABCORP's proposal is implemented, the merged entity would be expected to have annual earnings before interest, tax, depreciation and amortisation of more than $900 million. "Those earnings, combined with an investment grade credit rating, would position TABCORP to pursue growth opportunities in Australia and abroad", Mr Robinson said.

The merged entity would operate Australia's leading gambling and entertainment businesses. This would include:

- ownership of wagering operations in New South Wales and Victoria;
- operation of four of Australia's leading hotel and entertainment facilities – Star City in Sydney and Conrad Jupiters, Conrad Treasury and Jupiters Townsville in Queensland;
- operation of approximately 18,000 gaming machines on the east coast of Australia;
- operation of key wagering media businesses, including Sky Channel; and

- Keno and gaming machine monitoring operations (including jackpotting) in New South Wales, Queensland and Victoria.

Mr Robinson also commented, "if a merger were to proceed, we would look forward to increasing the number of NSW based directors on the board of TABCORP to reflect the increased importance of NSW to the merged group".

Merger implementation and conditions

The most appropriate method of implementing the merger proposal will be determined following further discussions with the NSW Government and the board of Tab.

TABCORP's proposal is subject to certain conditions, including those summarised below:

- NSW Government making a regulation and/or the NSW Parliament amending legislation to allow TABCORP to acquire an interest in more than 10% (and up to 100%) of Tab's ordinary shares under the *Totalizator Act* and the *Totalizator Agency Board Privatisation Act*, and the NSW Parliament amending the *Totalizator Act* to remove the NSW casino cross-ownership restriction;
- the ACCC confirming that it does not object to the merger proposal;
- TABCORP unconditionally receiving all other regulatory approvals and there being no adverse regulatory action in relation to the merger proposal;
- Tab does not complete the proposed merger with UNiTAB;
- no material adverse change to Tab or its business, assets or financial position or prospects occurring, no disposal of any substantial part of Tab's business and no material new activities, corporate transactions or agreements being proposed or implemented;
- TABCORP acquiring 100% of Tab's ordinary shares and options over unissued shares;
- no material adverse change in the international or domestic debt markets occurring;
- no 'prescribed occurrences' occurring; and
- Tab not paying any special dividends and only paying ordinary dividends in accordance with past practice.

Media and analysts' presentations

TABCORP will host a presentation to the media at 5pm today to discuss the proposed merger with Tab.

TABCORP will also host an analyst's briefing via teleconference at 5.45pm today to discuss the proposed merger with Tab.

The media presentation will also be webcast (www.tabcorp.com.au). A copy of the presentation material is attached to this announcement and will also be posted on TABCORP's website.

UBS is acting as financial adviser to TABCORP and Allens Arthur Robinson is acting as legal adviser to TABCORP.

For further information please contact

At TABCORP	**At UBS**	
Bruce Tobin	Peter Scott	Tim Antonie
General Manager Public Affairs	Managing Director	Executive Director
Tel (03) 9868 2508	Tel (03) 9242 6273	Tel (03) 9242 6277

Attachment

Operating profile of the merged entity

A merger of TABCORP and Tab would create one of the world's premier gambling and entertainment companies. The new company would be the leading casino operator, wagering company and gaming machine operator in Australia. This would give the new company an excellent platform from which to grow in Australia and abroad.

Details of the operations that the new company would have are as follows

Wagering

- Totalisator and fixed odds betting in excess of 2,400 retail outlets, on-course, internet, and by phone under licence in Victoria and New South Wales

Network Games

- Keno in over 1,800 venues across NSW and Queensland and the joint operator of Keno under licence in Victoria
- Monitoring services (including jackpotting) on around 40% of gaming machines in Queensland and all gaming machines in New South Wales

Gaming

- 13,750 gaming machines in 270 venues across Victoria

Casinos

- Operator of Star City Casino in Sydney providing 1,500 gaming machines and 200 tables
- Operator of three casinos in Queensland - Brisbane, Gold Coast, and Townsville, providing nearly 3,000 gaming machines and 200 tables

Media

- Provider of Sky Channel satellite television service telecasting race meetings and other sporting events throughout Australian and internationally
- Provider of 2KY1017 radio broadcast service covering thoroughbred, harness, and greyhound races across Australia

Operating profile of TABCORP

TABCORP is Australia's premier gambling and entertainment group and is one of the world's largest publicly listed gambling companies. The TABCORP Group (including Jupiters) currently conducts a unique combination of gambling and hospitality activities, including:

- gaming operations in Victoria under the Tabaret brand;
- wagering operations under brands such as TAB (Victoria), TAB Sportsbet and FootyTAB. The Trackside and Club Keno brands also operate within TABCORP's wagering division; and
- casino and hospitality operations at the only casino in New South Wales, Star City Casino, and three casinos in Queensland

Details of TABCORP's operations are as follows.

Wagering

- Sole licence to conduct off-course totalisators in Victoria on thoroughbred, harness and greyhound racing in Australia and New Zealand
- Totalisator and fixed odds betting on sporting and other events
- 566 retail outlets, on-course and by phone

Network Games

- Keno in over 1,800 venues across NSW and Queensland and joint operation of Keno under licence in Victoria
- Monitoring services to around 40% of the Queensland gaming machine market

Gaming

- One of two licences which permit the monitoring and operation of gaming machines in licensed clubs and hotels in Victoria
- 13,750 gaming machines in 270 venues across Victoria

Casinos

- Operator of Star City Casino in Sydney providing 1,500 gaming machines and 200 tables
- Operator of three casinos in Queensland - Brisbane, Gold Coast, and Townsville, providing nearly 3,000 gaming machines and over 200 tables

Operating profile of Tab

Tab is one of Australia's premier wagering companies, offering bets through almost 2,000 retail outlets in NSW and via telephone and internet[vi]. Tab currently conducts an extensive wagering business in conjunction with its satellite television service, Sky Channel, which telecasts sporting events and race meetings both in Australia and internationally

Wagering

- Totalisator and fixed odds betting in excess of 300 agencies, approximately 1,600 PubTABs and ClubTABs and 175 race tracks in NSW and southern Queensland
- Exclusive licence to provide monitoring services to clubs and hotels across New South Wales

Media

- Provider of Sky Channel satellite television service telecasting race meetings and other sporting events throughout Australian and internationally
- Provider of 2KY1017 radio broadcast service covering thoroughbred, harness, and greyhound races across Australia

Network games

- Holds the sole licence for NSW Statewide Linked Jackpots for clubs and hotels through its games such as Maximillions, Bullionaire and Dollar Dazzler in clubs and The Stash and Lasseters Loot in hotels in NSW
- Sole licence to monitor more that 100,000 gaming machines in NSW

Notes to the announcement

---

[i] Calculated using Tab's closing share price on 14 October 2003 of $3.34

[ii] Calculated by applying the merger ratio of 0.48 UNiTAB shares per Tab share to UNiTAB's closing share price of $7.04 on 4 November 2003

[iii] Tab's closing share price yesterday was $3.52

[iv] Tab's 2003 EPS (pre amortisation) was $0.19

[v] Assuming Tab has 451.2 million shares on issue, net debt as at 30 June 2003 of $393 million (adjusted for customer account balances of $29.3 million as at 30 June 2003), options in the money to the value of $3.2 million and 2003 EBITDA of $206 million

[vi] From ASX & Media Announcement, "UNiTAB and Tab Propose Merger", 16 October 2003



JUPITERS LIMITED
ABN 75 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

10 November 2003

CENTREBET DIVIDEND

Further to advice to ASX on 27 October 2003, the Directors of Jupiters Limited have declared a fully franked dividend of 17.2 cents per Jupiters ordinary share representing the net Centrebet sale proceeds as outlined in the Scheme Booklet distributed to Jupiters shareholders in September 2003.

On 13 November 2003, the Implementation Date of the merger with TABCORP Holdings Limited, the dividend representing the net Centrebet proceeds and the fully franked special dividend of 75 cents per ordinary share will be distributed to Jupiters ordinary shareholders.

Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff.





Jupiters

CENTREBET




TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

13 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Allocation of TABCORP Shares and Cash under the Merger with Jupiters

TABCORP Holdings Limited (***TABCORP***) today announced the terms of the scale back that will be applied to Maximum Shares Elections in relation to the consideration to be provided by the TABCORP Group in connection with the merger with Jupiters Limited (***Jupiters***).

Elections under Ordinary Share Scheme

Under the scheme of arrangement between Jupiters and its ordinary shareholders (***Ordinary Share Scheme***), the TABCORP Group offered (subject to the effects of rounding) A$285 cash and 24 TABCORP ordinary shares for every 100 Jupiters ordinary shares held by a Jupiters ordinary shareholder at 5pm (Brisbane time) on 10 November 2003.

Those shareholders had the option to maximise the number of TABCORP ordinary shares or the amount of cash they were entitled to receive under the Ordinary Share Scheme, by making a Maximum Shares Election or a Maximum Cash Election. This option was explained in detail in the Scheme Booklet sent by Jupiters to its ordinary shareholders.

For shareholders making an election, the number of TABCORP ordinary shares or the amount of cash they would receive under the Ordinary Share Scheme was dependant on the elections of all shareholders, given that the total number of TABCORP ordinary shares and the total amount of cash to be provided by the TABCORP Group under the Ordinary Share Scheme are both fixed. To the extent that elections would, if satisfied in full, result in either amount being exceeded, the number of TABCORP ordinary shares or amount of cash to be provided to shareholders making the relevant elections would be scaled back to the extent necessary to ensure that those limits were not exceeded.

The overwhelming majority of shareholders who made a valid election chose to maximise the number of TABCORP ordinary shares that they will receive. Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said, 'We are delighted with the significant number of Jupiters shareholders who chose to maximise the number of TABCORP shares they will receive under the merger with Jupiters. This is a strong signal of the confidence that these shareholders have in TABCORP. We look forward to welcoming them as shareholders in Australia's premier gambling and entertainment group.'

Maximum Shares Elections

Jupiters ordinary shareholders who made a valid Maximum Shares Election will have their election scaled back, so that those shareholders will receive:

- 0.525 TABCORP ordinary shares per Jupiters ordinary share for 47.762% (rounded) of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme (with the aggregate number of TABCORP ordinary shares rounded); and
- A$5.25 for each of the remainder of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme.

Several examples of the effect of the scale back are provided below:

Number of Jupiters ordinary shares held	Number of TABCORP ordinary shares to be received	Amount of cash to be received#
100	25	A$273.00
250	62	A$687.75
400	100	A$1,097.25
750	188	A$2,058.00
1000	251	A$2,740.50

Maximum Cash Elections

Jupiters ordinary shareholders who made a valid Maximum Cash Election will have that election satisfied in full and will therefore receive A$5.25 cash per share# for all of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme. For example, a Jupiters ordinary shareholder who held 100 Jupiters ordinary shares and who made a valid Maximum Cash Election will receive A$525.#

Standard Cash and Shares Offer

Jupiters' ordinary shareholders who did not make any election, or who did not make a valid Maximum Shares Election or a valid Maximum Cash Election, will receive the Standard Cash and Shares Offer, namely (subject to the effects of rounding) A$285 cash# and 24 TABCORP ordinary shares for every 100 of their Jupiters ordinary shares transferred to the TABCORP Group under the Ordinary Share Scheme.

For those shareholders, the consideration they will receive is not affected by the elections made by other shareholders.

Ineligible Overseas Shareholders

As noted in the Scheme Booklet sent by Jupiters to its ordinary shareholders, those Jupiters ordinary shareholders who are Ineligible Overseas Shareholders under the Ordinary Share Scheme will not receive TABCORP ordinary shares, even if they made a Maximum Shares Election or made no valid election at all.

An Ineligible Overseas Shareholders is any Jupiters ordinary shareholder whose address as shown in Jupiters' register of members at 5pm (Brisbane time) on 10 November 2003 was in a jurisdiction other than Australia or its external territories, Hong Kong, the United Kingdom or the United States of America.

This amount of cash excludes the 92.2 cents per Jupiters ordinary share to be received (subject to rounding) in the form of dividends from Jupiters under the Ordinary Share Scheme

The TABCORP ordinary shares that would otherwise have been issued to an Ineligible Overseas Shareholder under the Ordinary Share Scheme, after taking into account any valid election made by that Ineligible Overseas Shareholder, will be issued to a nominee of TABCORP and sold by that nominee on the ASX by 4 December 2003. The net proceeds of sale (after deducting brokerage and other selling costs, taxes and charges, and averaged for all TABCORP ordinary shares sold by the nominee in respect of Ineligible Overseas Shareholders) will be promptly afterwards paid to each Ineligible Overseas Shareholder, together with the cash amount also payable by the TABCORP Group under the Ordinary Share Scheme.

Trading of TABCORP ordinary shares

The 48,428,074 new TABCORP ordinary shares to be issued under the Ordinary Share Scheme are expected to commence trading on the ASX on a deferred settlement basis at 10am (Melbourne time) today. The code for TABCORP ordinary shares is TAH.

It is the responsibility of each Jupiters ordinary shareholder to confirm the number of TABCORP ordinary shares to be issued to them under the Ordinary Share Scheme before trading in those shares. Any person who sells such TABCORP ordinary shares before receiving details, in the form of a transaction confirmation or holding statement, of the number of shares they will receive does so at their own risk. TABCORP and Jupiters disclaim all liability, in negligence or otherwise, to any person who trades such TABCORP ordinary shares before receiving a transaction confirmation or holding statement.

Further information

For further information regarding the terms of the scale back that will be applied in connection with the merger with Jupiters, please call ASX Perpetual Registrars Limited on 1300 665 661 or, if calling from outside Australia, on +61 3 9615 9780.

Key dates

13 November 2003	Issue of new TABCORP ordinary shares
13 November 2003	Commencement of trading on the ASX of new TABCORP ordinary shares on a deferred settlement basis
20 November 2003	Dispatch of transaction confirmations and holding statements
21 November 2003	Commencement of trading on the ASX of new TABCORP ordinary shares on a normal settlement basis



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

TABCORP welcomes decision by NSW Government in relation to the proposed merger with Tab

13 November 2003

TABCORP Holdings Limited ("TABCORP") today welcomed the announcement by the Treasurer of NSW that the State Government would introduce legislation to allow TABCORP's proposed merger with Tab Limited ("Tab") to proceed, subject to certain conditions.

Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said, "We are delighted that the NSW Government will introduce legislation to allow the proposed merger to proceed. We appreciate that the Government has moved quickly to address this important issue. This allows TABCORP to continue to pursue its proposed merger which, if implemented, would provide substantial value to Tab shareholders. We continue to believe that TABCORP's proposal represents a demonstrably superior alternative to the proposed merger between Tab and UNiTAB."

Mr Slatter continued, "We have also been in discussions with the Liberal and National parties and we look forward to their support to the proposed legislation."

Conditions to approval

The NSW Government has indicated that its approval is subject to certain conditions. All of these conditions are acceptable to TABCORP. The requirement that no person can own more than 10% of TABCORP is entirely consistent with similar arrangements which TABCORP already has in place with the NSW Casino Control Authority, the Queensland Government and the Victorian Government.

Tab's Central Monitoring System Business

Should the merger with Tab proceed, TABCORP will undertake that Tab's Central Monitoring System Business is divested within 18 months of merging with Tab. This requirement of the NSW Government is acceptable to TABCORP.

Commenting on this requirement, Mr Slatter said, "TABCORP is very comfortable with the requirement to sell Tab's Central Monitoring Business. That business is a small part of Tab's total business and is not a key component of our strategic rationale in proposing a merger with Tab."

TABCORP is also comfortable with the requirement to relinquish Tab's Investment Licence and looks forward to discussing the Statewide Linked Jackpot Licence with the Government.

Next steps

TABCORP will continue to work towards implementing its proposed merger with Tab including engaging in discussions with Tab's board with a view to implementing the proposed merger.

Mr Slatter said, "TABCORP looks forward to continuing to work with all stakeholders in progressing the proposed merger. In particular, TABCORP looks forward to working with the NSW Racing Industry to address any reasonable concerns they may have".

For further information please contact

At TABCORP	At UBS	
Bruce Tobin	Peter Scott	Tim Antonie
General Manager Public Affairs	Managing Director	Executive Director
Tel (03) 9868 2508	Tel (03) 9242 6273	Tel (03) 9242 6277



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

18 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP receives public letter from Tab Chairman

Mr Graham Kelly, Chairman of Tab Limited ("Tab"), today wrote to Mr Michael Robinson, Chairman of TABCORP Holdings Limited ("TABCORP"), a letter which was simultaneously released by Tab to the ASX and media.

This letter refers to a letter dated 14 November 2003 from Mr Robinson to Mr Kelly, which was written on a confidential basis. In view of Tab's decision to make a public response, TABCORP now considers it appropriate to release the letter of 14 November.

A copy of that letter is attached.

The purpose of the 14 November letter was to facilitate the provision of relevant information from TABCORP to Tab in order to enable the board of Tab to assess and respond to TABCORP's merger proposal in a timely manner. TABCORP has not sought disclosure of non-public information by Tab and believes that termination of the Merger Implementation Agreement between Tab and UNiTAB Limited is a matter for the board of Tab to consider based on the relative merits of the competing proposals.

TABCORP will respond in due course to the other specific matters raised in Mr Kelly's letter.

For further information please contact:

At TABCORP	At UBS	
Bruce Tobin	Peter Scott	Tim Antonie
General Manager Public Affairs	Managing Director	Executive Director
Tel (03) 9868 2508	Tel (03) 9242 6273	Tel (03) 9242 6277

From the Chairman


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

Strictly Private & Confidential

14 November 2003

Mr Graham Kelly
Chairman
Tab Limited
495 Harris Street
Ultimo NSW 2007

Dear Graham,

Proposed merger of Tab Limited and TABCORP Holdings Limited

I refer to my letter of 5 November 2003 which set out a detailed proposal for the merger of Tab Limited and TABCORP Holdings Limited. I also refer to Tab's announcements to the ASX on 10 and 13 November. You will, no doubt, also have seen TABCORP's response to the announcement made by the New South Wales Treasurer yesterday.

In its announcements, Tab stated that it is seeking clarification from TABCORP of a number of aspects of our proposal. I am aware that our respective financial advisers have met twice this week to discuss the proposal and that your advisers have sought, and been provided with, information on the quantum and nature of cost synergies that TABCORP expects would be achievable in a merger of our two companies. I am also informed that your advisers have indicated that additional information might be required, but have not put forward any further specific requests.

In order to satisfy your information requirements in a timely manner, and to ensure we have a fully informed market as to the nature and extent of communications between us, I believe it appropriate for senior management of our two companies to engage in direct discussions at the earliest opportunity. I would expect these discussions to address:

- the totality of information that your board requires to assess and respond to our proposal; and
- subject to agreement on the key commercial terms, implementation issues relevant to a merger, including issues pertaining to the NSW Racing Industry, asset sales required by the NSW Government, satisfaction of other conditions (for example, ACCC approval) and the optimal form of the transaction.

I will call you again shortly and look forward to your response.

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

Level 28, 530 Collins Street
Melbourne Australia 3000

Telephone 61 3 9613 8843
Facsimile 61 3 9614 4661



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

20 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Consideration statements being mailed to former Jupiters security holders

Attached are consideration and holding statements that are being dispatched today to former holders of Jupiters Limited reset preference shares and ordinary shares pursuant to the merger with TABCORP Holdings Limited (TABCORP).

TABCORP intends to send additional materials to new shareholders who received TABCORP shares under the merger, with information regarding participation in the company's dividend reinvestment plan, the company's shareholder benefits scheme and information regarding capital gains tax issues resulting from the merger.

The company encourages shareholders to use the online share registry facility to conduct standard shareholder enquiries and transactions which is available through TABCORP's website at **www.tabcorp.com.au**



TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Reference No.:

Jupiters Reset Preference Shares Scheme Consideration

This statement confirms that the reset preference shares in Jupiters Limited (***RPS***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its reset preference shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***RPS Scheme***). This transaction did not take place on a stock market.

The cheque below represents the consideration owing to you in accordance with that scheme of arrangement, being A$105.26 per RPS registered in your name as at 5.00pm (Queensland time) on 10 November 2003 plus 78.15 cents per each such RPS (representing the value of the accrued dividend on each such RPS).

The transfer of the RPS by RPS holders to TABCORP Investments No.2 Pty Ltd in accordance with the RPS Scheme is a Capital Gains Tax (CGT) event for Australian tax purposes. Accordingly the capital proceeds in respect of the CGT event for each RPS are equal to the A$105.26 cash payment plus the 78.15 cents received in respect of the accrued dividend equivalent.

Description	Rate per share	Holding	Total amount A$
RPS Scheme	A$106.0415		
		Net amount:	$

__Provider of Statement:__ This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

__Taxation Statement:__ *Please retain this statement for taxation purposes as a charge may be levied for replacement.*

__Privacy Statement:__ ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website at www.asxperpetual.com.au

PLEASE DETACH BEFORE BANKING


TABCORP
TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375


National

National Australia Bank Limited
Melbourne Office - 271 Collins St. Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account



TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Securityholder Reference No. (SRN):

TRANSACTION CONFIRMATION / HOLDING STATEMENT

This statement confirms:

- that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer.

  The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

- that a further XXX Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that you are entitled to receive 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

- that accordingly TABCORP Holdings Limited issued XXXTABCORP Shares to you on 13 November 2003. (This was the opening balance of a new holding in your name on TABCORP's issuer sponsored subregister. The Securityholder Reference Number (SRN) for your TABCORP holding is I9999999999) Your former Jupiter's Limited share holding was recorded under SRN I8888888888.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING


TABCORP

TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375


National

National Australia Bank Limited
Melbourne Office - 271 Collins St. Vic

20 November 2003

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

The TABCORP Shares issued to you are able to be traded on the Australian Stock Exchange (their code on the exchange is TAH).

None of the transactions described in this statement took place on a stock market, however.

No brokerage or stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Securityholders should not rely on the balances shown in this statement as being a complete record of their current holding. Among other things, it is possible that securityholders will hold TABCORP Shares under a different Securityholder Reference Number (SRN)/Holder Identification Number (HIN) to that recorded in this statement. The issuer will not be liable for any financial loss incurred by a securityholder who relies on the holding shown without making their own adjustments for any existing holdings and/or transfers relating to transactions which have yet to be registered.

Please note your SRN/HIN recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy StatementASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).



TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Holder Identification No. (HIN):

TRANSACTION CONFIRMATION STATEMENT

This statement confirms:

- that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer.

  The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

- that a further XXX Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that you are entitled to receive 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

- that accordingly TABCORP Holdings Limited issued XXXTABCORP Shares to you on 13 November 2003.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING


TABCORP
TABCORP Investments No. 2 Pty Ltd

ABN 74 105 341 375

National National Australia Bank Limited
Melbourne Office - 271 Collins St. Vic

20 November 2003

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

The TABCORP Shares issued to you are able to be traded on the Australian Stock Exchange (their code on the exchange is TAH).

None of the transactions described in this statement took place on a stock market, however.

No brokerage or stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Securityholders should not rely on the balances shown in this statement as being a complete record of their current holding. Among other things, it is possible that securityholders will hold TABCORP Shares under a different Securityholder Reference Number (SRN)/Holder Identification Number (HIN) to that recorded in this statement. The issuer will not be liable for any financial loss incurred by a securityholder who relies on the holding shown without making their own adjustments for any existing holdings and/or transfers relating to transactions which have yet to be registered.

Please note your SRN/HIN recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy StatementASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).



TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Reference No.:

TRANSACTION CONFIRMATION STATEMENT

This statement confirms that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer. This transaction did not take place on a stock market.

The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

No brokerage or stamp duty is payable on the transaction contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING


TABCORP

TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375

National National Australia Bank Limited
Melbourne Office - 271 Collins St. Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

Please note your Securityholder reference number (SRN) / Holder Identification Number (HIN) recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy Statement

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).



TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Securityholder Reference No. (SRN):

TRANSACTION CONFIRMATION HOLDING STATEMENT

This statement confirms:

- that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer.

  The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

- that a further XXX Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that you are entitled to receive 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

- that accordingly TABCORP Holdings Limited issued XXX TABCORP Shares to you on 13 November 2003. (This was the opening balance of a new holding in your name on TABCORP's issuer sponsored subregister. The Securityholder Reference Number (SRN) for your TABCORP holding is I99999999999) Your former Jupiters Limited share holding was recorded under SRN I88888888888.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING



TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375



National Australia Bank Limited
Melbourne Office - 271 Collins St, Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

The TABCORP Shares issued to you are able to be traded on the Australian Stock Exchange (their code on the exchange is TAH).

None of the transactions described in this statement took place on a stock market, however.

No brokerage or stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Securityholders should not rely on the balances shown in this statement as being a complete record of their current holding. Among other things, it is possible that securityholders will hold TABCORP Shares under a different Securityholder Reference Number (SRN)/Holder Identification Number (HIN) to that recorded in this statement. The issuer will not be liable for any financial loss incurred by a securityholder who relies on the holding shown without making their own adjustments for any existing holdings and/or transfers relating to transactions which have yet to be registered.

Please note your SRN/HIN recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy Statement
ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).



TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic. 3000
GPO Box 1736
Melbourne, Vic. 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Holder Identification No. (HIN):

TRANSACTION CONFIRMATION STATEMENT

This statement confirms:

- that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer.

  The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

- that a further XXX Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that you are entitled to receive 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

- that accordingly TABCORP Holdings Limited issued XXX TABCORP Shares to you on 13 November 2003.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING


TABCORP

TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375


National

National Australia Bank Limited
Melbourne Office - 271 Collins St. Vic

20 November 2003

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

The TABCORP Shares issued to you are able to be traded on the Australian Stock Exchange (their code on the exchange is TAH).

None of the transactions described in this statement took place on a stock market, however.

No brokerage or stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Securityholders should not rely on the balances shown in this statement as being a complete record of their current holding. Among other things, it is possible that securityholders will hold TABCORP Shares under a different Securityholder Reference Number (SRN)/Holder Identification Number (HIN) to that recorded in this statement. The issuer will not be liable for any financial loss incurred by a securityholder who relies on the holding shown without making their own adjustments for any existing holdings and/or transfers relating to transactions which have yet to be registered.

Please note your SRN/HIN recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy Statement

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

21 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Presentation at UBS Conference

A copy of the presentation delivered today by Matthew Slatter, Managing Director and Chief Executive Officer of TABCORP Holdings Limited, at the UBS Conference "Australian companies competing on the global playing field - Rugby World Cup 2003" is available for viewing from TABCORP's website at **www.tabcorp.com.au**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Warburton
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	10,000 ordinary shares acquired and held indirectly in the name of Teampass Pty Ltd, a family trust
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	17 November 2003
No. of securities held prior to change	12,500 ordinary shares held indirectly through Teampass Pty Ltd, a family trust
Class	Ordinary shares
Number acquired	10,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.22 per share
No. of securities held after change	22,500 ordinary shares held indirectly through Teampass Pty Ltd, a family trust

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

4 December 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Letter regarding the Capital Gains Tax implications being mailed to former holders of Jupiters ordinary shares

Attached is a letter containing information about the capital gains tax implications in respect of the disposal of Jupiters Limited ordinary shares and the acquisition of TABCORP Holdings Limited (TABCORP) ordinary shares which is being dispatched today to former holders of Jupiters Limited ordinary shares pursuant to the merger with TABCORP.

The company encourages shareholders to use the online share registry facility to conduct standard shareholder enquiries and transactions which is available through TABCORP's website at **www.tabcorp.com.au**



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

4 December 2003

Dear Shareholder

Australian Capital Gains Tax
Jupiters Limited and TABCORP Holdings Limited Merger Implications

This letter contains information that may assist you or your adviser to understand the capital gains tax (CGT) consequences in respect of the disposal of your Jupiters Limited ordinary shares (Jupiters shares) through the scheme of arrangement (scheme) and the future disposal of any TABCORP Holdings Limited ordinary shares (TABCORP shares) you have acquired through the scheme.

The circumstances for each shareholder will vary and you therefore should consult your own taxation adviser. The CGT consequences also depend on certain share valuations. Tax law does not provide a clear method of calculating the market value of shares for these purposes. The estimates of the share market values used in the tax calculations in this letter are reasonably based and defensible. However, other valuation methods may be available. You should obtain whatever professional or valuation advice you consider appropriate to your circumstances.

This letter may not cover the implications for you if you held your Jupiters shares on revenue account or as trading stock, or if you were not a resident in Australia for tax purposes. In these circumstances you should seek advice in relation to the taxation implications of the disposal of your Jupiters shares and subsequent ownership and disposal of TABCORP shares.

As a result of the merger, you have received cash and TABCORP shares in respect of the disposal of your Jupiters shares. In addition you received cash from a fully franked dividend paid by Jupiters Limited. This cash dividend payment is not subject to CGT and does not form part of the CGT proceeds discussed in this letter. The Ordinary Share Scheme Tax Opinion contained in Appendix B of the Scheme Booklet provides more information in relation to the tax treatment of the dividend.

You will be treated as having disposed of your Jupiters shares for CGT purposes on 13 November 2003. The CGT implications will vary depending on when your Jupiters shares were acquired and whether or not you choose to obtain CGT roll-over relief.

If you Acquired your Jupiters Shares before 20 September 1985

Disposal of Jupiters Shares

Jupiters shares acquired (or deemed to be acquired) before 20 September 1985 are not subject to CGT and no capital gain or loss will arise on their disposal. No CGT roll-over will be available in respect of these shares.

CGT Cost Base of TABCORP Shares Acquired

Any TABCORP shares acquired through the scheme will be subject to CGT on their disposal. The cost base of the TABCORP shares will be the market value of the TABCORP shares on the Implementation Date (13 November 2003). Based on the last sale price, this amount is $11.28 per TABCORP share.

If you Acquired your Jupiters Shares after 19 September 1985

The CGT consequences in this case will depend on whether roll-over relief is available and whether you choose to obtain roll-over relief.

If CGT Roll-over Relief Applies

Disposal of Jupiters Shares

If you choose roll-over relief in respect of your Jupiters shares that were exchanged for TABCORP shares, CGT will not apply to the disposal of those Jupiters shares. No roll-over relief is available for the portion of Jupiters shares that were exchanged for cash or where a capital loss would otherwise arise. The following example illustrates the CGT consequences where roll-over is chosen:

Example 1: Calculation of capital gain or loss on the exchange of 100 Jupiters shares, originally purchased for $4 each, for cash and TABCORP shares using the (default) Standard Cash and Shares Offer, and CGT roll-over is chosen.

Number of Jupiters Shares Exchanged	100
Number of TABCORP Shares Acquired	24
Cash Received	$283.50
Number of Jupiters Shares to which Roll-over Applies	45.714 *
Number of Jupiters Shares Subject to CGT	54.286

* As outlined in the Scheme Booklet, shareholders who received cash and shares received 0.525 TABCORP shares in respect of each Jupiters share (or part of a share) that was exchanged for TABCORP shares. The number of Jupiters shares to which roll-over applies is calculated by dividing the number of TABCORP shares received, being 24 in this example, by 0.525. The specific number of Jupiters shares that were exchanged for cash and exchanged for TABCORP shares was given in the TABCORP Consideration Statement dated 20 November 2003.

The capital gain or loss in respect of the 54.286 Jupiters shares to which roll-over does not apply is calculated as follows (prior to applying the CGT discount and any capital losses):

	$
Consideration Received – Cash	283.50
Less Cost base of 54.286 Jupiters Shares (54.286 x $4*)	217.14
Capital Gain	66.36

* The cost base of these Jupiters shares is an example only. You will need to separately determine the cost base of your Jupiters shares (including any indexation where applicable).

Cost Base of TABCORP Shares Acquired

The cost base of the TABCORP shares acquired as part consideration from the scheme will be equal to the cost base of the specific parcel of Jupiters shares that were exchanged for the TABCORP shares.

Example 1 continued: Calculation of cost base of TABCORP shares acquired in exchange for Jupiters shares, where CGT roll-over is chosen.

The cost base of the 24 TABCORP shares received in exchange for the transfer of Jupiters shares in this example would be $182.86 (being $4 x 45.714 Jupiters shares). Once again, the cost base of Jupiters shares of $4 used in this calculation is an example only. You will need to separately determine and record the cost base of your Jupiters shares.

If CGT Roll-over Relief Does Not Apply

Disposal of Jupiters Shares

Where you do not choose, or are not able to obtain CGT roll-over relief, the entire exchange of Jupiters shares to TABCORP shares will be subject to CGT. The CGT discount may be available to some shareholders.

The CGT proceeds received in respect of the disposal of Jupiters shares is the sum of:

- the cash received; and
- the value of the TABCORP shares received on the Implementation Date (13 November 2003). Based on the last sale price, this amount is $11.28 per TABCORP share.

Example 2: Calculation of capital gain or loss on the exchange of 100 Jupiters shares, originally purchased for $4 each, for cash and TABCORP shares using the (default) Standard Cash and Shares Offer, and where CGT roll-over is **not** chosen.

	$
Consideration Received – Cash	283.50
Consideration Received – TABCORP Shares (24 x $11.28)	270.72
Less Cost base of Jupiters Shares (100 x $4*)	400.00
Capital Gain	154.22

* The cost base of these Jupiters shares is an example only. You will need to separately determine the cost base of your Jupiters shares (including any indexation where applicable).

Cost Base of TABCORP Shares Acquired

The cost base of each TABCORP share you received will be equal to the market value on the Implementation Date of the 1.905 Jupiters shares exchanged for it.

One approach would be to use a market value of $5.92 for each of your Jupiters shares exchanged for TABCORP shares. This results in a cost base of $11.28 for each replacement TABCORP share received. It is the same amount as you would be assessed on in respect of the disposal of Jupiters shares exchanged for TABCORP shares. This approach assumes that the total market value of Jupiters shares that you exchanged for TABCORP shares is equal to the total market value of the TABCORP replacement shares received.

The adoption of a cost base that is equal to the amount on which you are assessed provides a degree of symmetry for tax purposes. Whilst this does not provide certainty that the Australian Taxation Office (ATO) would accept such an approach, the risks of the ATO challenging such a position may be relatively low. Other valuations of Jupiters shares may be able to be used. You should consider obtaining valuation advice appropriate to your circumstances.

Allocation of TABCORP Shares and Cash under the Merger with Jupiters

Jupiters shareholders who received cash and TABCORP shares under the scheme between Jupiters and its ordinary shareholders (Ordinary Share Scheme) may find the following information of assistance in calculating their allocated cash and share entitlements. The information below is a summary only with calculations subject to the effects of rounding. Shareholders should refer to the Consideration Statement mailed on 20 November 2003 to determine how the calculations were applied to their own Jupiters holding.

Standard Cash and Shares Offer

Under the Ordinary Share Scheme, Jupiters shareholders not making a valid alternative election received cash and TABCORP ordinary shares, calculated in the following way:

1. Number of Jupiters ordinary shares held x 45.714%
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x 0.525
4. Result rounded to nearest whole number (fractions of 0.5 or more are rounded up) = **TABCORP ordinary shares issued**

and:

1. Number of Jupiters ordinary shares held x 54.286%
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x $5.25 = **Cash payment**

Maximum Shares Election

Jupiters shareholders making a valid Maximum Shares Election received cash and TABCORP ordinary shares, calculated in the following way:

1. Number of Jupiters ordinary shares held x 47.7615625% (rounded)
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x 0.525
4. Result rounded to nearest whole number (fractions of 0.5 or more are rounded up) = **TABCORP ordinary shares issued**

and:

1. Number of Jupiters ordinary shares held x 52.2384375% (rounded)
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x $5.25 = **Cash payment**

Further information

Further information and examples of the method of calculation under the Standard Cash and Shares Offer may be found in the Jupiters Limited Scheme Booklet dated 5 September 2003, pp.120 – 121.

* * * * *

Should you have any queries in respect of the above, please refer to the Taxation Opinion contained in Appendix B of the Scheme Booklet, or contact your financial or taxation adviser.

The "Guide to Capital Gains Tax" is available by contacting the Australian Taxation Office by phone on 1300 720 092.

Yours faithfully

Peter Caillard

Peter Caillard
Company Secretary



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

16 December 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Transaction statements and letter being mailed to former holders of Jupiters Limited ordinary shares who were determined to be "Ineligible Overseas Shareholders"

Attached is a transaction confirmation statement and letter containing information about the disposal of Jupiters Limited ordinary shares, which is being dispatched today to former holders of Jupiters Limited ordinary shares who were determined to be "Ineligible Overseas Shareholders" pursuant to the merger with TABCORP Holdings Limited (TABCORP).

In accordance with the Scheme Booklet, TABCORP ordinary shares that were allocated to Ineligible Overseas Shareholders were issued to an appointed nominee. The nominee sold these shares on market realising net proceeds equivalent to $11.1922 per TABCORP ordinary share (rounded). Cheques are being dispatched to Ineligible Overseas Shareholders' registered address today.



TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic. 3000, Australia
GPO Box 1736
Melbourne, Vic. 3001, Australia
Telephone: +61 3 9615 9780
Facsimile: +61 3 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

16 December 2003

Reference No.:

TRANSACTION CONFIRMATION STATEMENT

This statement confirms:

- that [****] ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer, representing A$[****].

- that a further [****] Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that, because you were an 'Ineligible Overseas Shareholder' within the meaning of the Ordinary Share Scheme, on 13 November 2003, a nominee of TABCORP Holdings Limited was issued 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

  The nominee subsequently sold the [****] TABCORP Shares referred to above on the Australian Stock Exchange and remitted the net proceeds to TABCORP Investments No.2 Pty Ltd. The net proceeds attributable to the sale of the TABCORP Shares issued to the nominee in respect of the Jupiters Shares registered in your name (after taking into account brokerage and other selling costs, taxes and charges) was A$[*****].

  The cheque for A$[*****] below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of your Jupiters Shares.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING

CHEQUE

None of the transactions described in this statement took place on a stock market, other than the sale of TABCORP Shares by TABCORP's nominee as outlined overleaf.

No stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Please note your Reference Number recorded in this statement. This Reference Number must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on +61 2 6216 1111 if you need the "Guide To Capital Gains Tax".

Privacy Statement
ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars' privacy policy is available on its website (www.asxperpetual.com.au).



TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

16 December 2003

Allocation of TABCORP Shares and Cash under the Merger with Jupiters Limited

As a holder of ordinary shares in Jupiters Limited (Jupiters ordinary shares) registered at the record date, being 5.00pm (Queensland time) on 10 November 2003, you were allocated cash and fully paid ordinary shares in the capital of TABCORP Holdings Limited (TABCORP ordinary shares) under the scheme of arrangement between Jupiters Limited and its ordinary shareholders (Ordinary Share Scheme).

The registered address for your Jupiters holding at record date meant that you are an "Ineligible Overseas Shareholder" for the purposes of the Ordinary Share Scheme.

Under the Ordinary Share Scheme any TABCORP ordinary shares in which you have an interest were issued to a nominee appointed by TABCORP. In accordance with the terms of the Ordinary Share Scheme, the nominee sold these TABCORP ordinary shares and the average net cash proceeds have been provided to you in the enclosed Transaction Confirmation Statement and attached cheque together with any other cash entitlements.

For the purpose of calculating your allocated cash entitlement, you may find the information overleaf of assistance. This information is a summary only with calculations subject to the effects of rounding.

Shareholders should refer to their Transaction Confirmation Statement, dated 16 December 2003, to determine how the calculations were applied to their own holding of Jupiters ordinary shares.

Further information and examples of the method of calculation under the Standard Cash and Shares Offer may be found in the Jupiters Limited Scheme Booklet dated 5 September 2003, pp.10, 120 – 121.

Yours faithfully,

Peter Caillard

Peter Caillard
Company Secretary

Summary Calculation for the Allocation of TABCORP Shares and Cash under the Merger with Jupiters Limited

A. Standard Cash and Shares Offer

Under the Ordinary Share Scheme, Jupiters shareholders not making a valid alternative election received cash and TABCORP ordinary shares, calculated in the following way:

1. Number of Jupiters ordinary shares held x 45.714%
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x 0.525
4. Result rounded to nearest whole number (fractions of 0.5 or more are rounded up) = **TABCORP ordinary shares allocated**

and:

1. Number of Jupiters ordinary shares held x 54.286%
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x $5.25 = **Cash payment**

B. Maximum Shares Election

Jupiters shareholders making a valid Maximum Shares Election received cash and TABCORP ordinary shares, calculated in the following way:

1. Number of Jupiters ordinary shares held x 47.7615625% (rounded)
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x 0.525
4. Result rounded to nearest whole number (fractions of 0.5 or more are rounded up) = **TABCORP ordinary shares allocated**

and:

1. Number of Jupiters ordinary shares held x 52.2384375% (rounded)
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x $5.25 = **Cash payment**

C. Net proceeds from sale of TABCORP shares

1. Number of TABCORP ordinary shares allocated x $11.1922432454 (rounded)
2. Result rounded to nearest whole cent (fractions of 0.5 or more are rounded up) = **Cash payment**

D. Total cash consideration payable

The total cash consideration payable to you is the total of the above applicable cash payments, which is equivalent to the Cash payment from either A or B plus the Cash payment from C.

792



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

17 December 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Update on Proposal to Merge with TAB Limited

The Australian Competition and Consumer Commission has today advised TABCORP Holdings Limited that it has considered the information provided by this Company and other material in relation to the proposal to merge with TAB Limited and does not propose to intervene pursuant to Section 50 of the *Trade Practices Act 1974*.

Yours faithfully

Peter Caillard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

TABCORP Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Options and Share Rights to acquire fully paid Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,435,791 Performance Options and 409,877 Share Rights to acquire fully paid Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Performance Options and Share Rights have been issued to executives of the company pursuant to the company's Long Term Performance Plan approved by shareholders at the company's Annual General Meeting on 30 October 2003. The exercise of these Performance Options and Share Rights are subject to vesting and other conditions that are in accordance with the Rules of the company's Long Term Performance Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Upon exercise of Performance Options and Share Rights, participants will acquire fully paid Ordinary Shares in the company and will receive full voting and dividend rights corresponding to the rights of all other holders of Ordinary Shares in the company. The exercise of Performance Options and Share Rights is governed by the Rules of the company's Long Term Performance Plan.
5	Issue price or consideration	$11.23 per Performance Option and Share Right, being determined in accordance with the Rules of the company's Long Term Performance Plan.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As part of the company's performance based reward strategy for its participating executives.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 December 2003, being the Grant Date.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	415,279,795	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,935,791 409,877	Performance Options Share Rights

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	They will participate from the date of exercise to the same extent as the other existing Ordinary Shares in the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 January 2004
(Company secretary)

Print name: Peter Caillard

== == == == ==

+ See chapter 19 for defined terms.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

20 January 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

AMENDED APPENDIX 3B

ISSUE OF SECURITIES PURSUANT TO REWARD STRATEGY

Attached is a new Appendix 3B that contains amendments to the Appendix 3B previously lodged with the ASX on 12 January 2004, which contained an incorrect number of Share Rights.

The correct number of Share Rights recently allocated to senior executives pursuant to the company's Long Term Performance Plan was 200,728, not 409,877 as previously notified in the earlier Appendix 3B.

The Performance Options allocated to senior executives pursuant to the company's Long Term Performance Plan have different vesting criteria to the 2,500,000 options allocated to the Managing Director and Chief Executive Officer on 8 October 2002, and have been stated separately in section 9.

Peter Caillard
General Counsel and Company Secretary

Enc.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

TABCORP Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Options and Share Rights to acquire fully paid Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,435,791 Performance Options and 200,728 Share Rights to acquire fully paid Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Performance Options and Share Rights have been issued to executives of the company pursuant to the company's Long Term Performance Plan approved by shareholders at the company's Annual General Meeting on 30 October 2003. The exercise of these Performance Options and Share Rights are subject to vesting and other conditions that are in accordance with the Rules of the company's Long Term Performance Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Upon exercise of Performance Options and Share Rights, participants will acquire fully paid Ordinary Shares in the company and will receive full voting and dividend rights corresponding to the rights of all other holders of Ordinary Shares in the company. The exercise of Performance Options and Share Rights is governed by the Rules of the company's Long Term Performance Plan.
5	Issue price or consideration	Nil. The Performance Options and Share Rights are exercisable upon achieving vesting conditions pursuant to the Rules of the company's Long Term Performance Plan with consideration being $11.23 per Performance Option and $10.94 per Share Right.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As part of the company's performance based reward strategy for its participating executives.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 December 2003, being the Grant Date.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
415,279,795	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,500,000	Options allocated to the Managing Director and Chief Executive Officer on 8 October 2002 as detailed in the Notice of Annual General Meeting dated 15 August 2002.
		1,435,791	Performance Options pursuant to the company's Long Term Performance Plan.
		200,728	Share Rights pursuant to the company's Long Term Performance Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Upon exercise of Performance Options and Share Rights into Ordinary Shares, these Ordinary Shares will participate from the date of exercise to the same extent as the other existing Ordinary Shares in the Company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 January 2004
(Company secretary)

Print name: Peter Caillard

== == == == ==

+ See chapter 19 for defined terms.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

29 January 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Appointment of Directors

The Board of TABCORP Holdings Limited is pleased to announce the appointment of John Story and Lawrence Willett as non-executive Directors of the Company.

John Story was previously a Director of Jupiters. He is a solicitor of the Supreme Court of Queensland and is a non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited.

Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University.

In welcoming their appointment Mr Michael Robinson, TABCORP's Chairman, said "The appointment of Mr Story and Mr Willett further enhance the TABCORP Board's experience and knowledge of the gaming and entertainment industry, particularly in Queensland".

For further information please contact

At TABCORP
Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

29 January 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Update in Relation to TAB Limited

TABCORP Holdings Limited is aware of market speculation that its Board would make a decision at its January Board Meeting, held today, on whether or not to make a takeover bid for Tab Limited.

TABCORP confirms that the issue was considered at the Board meeting this morning. The Company continues to assess its position and a further announcement will be made in the event of any material developments.

For further information please contact

At TABCORP
Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Douglas Story
Date of appointment	29 January 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
3,134 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Held indirectly by Storfield Pty Ltd as trustee for the Story Superannuation Fund	5,015 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of appointment	29 January 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,548 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
NIL	NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

2 February 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP notes that broking analysts are adopting various dates as the effective accounting consolidation date for TABCORP's acquisition of Jupiters Limited.

The effective date of acquisition that has been adopted is 1 November 2003, which is the first day from an accounting perspective that TABCORP had the capacity to control Jupiters Limited.

For further information please contact

At TABCORP
Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 February 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP RESULTS FOR HALF YEAR ENDED 31 DECEMBER 2003

In accordance with the ASX Listing Rules, the following documents are transmitted for lodgement:

1. Media Release.

2. Half Yearly Report and Dividend Announcement (Appendix 4D) for the half year ended 31 December 2003;

2. Financial Statements for the half year ended 31 December 2003; and

Please note that the Directors have declared an interim dividend of 35 cents per share fully franked at the company tax rate of 30% to be paid on 6 April 2004.

The record date for the purposes of entitlement to the interim dividend will be 2 March 2004. Registrable transfers received at the office of the company's share registrars, ASX Perpetual Registrars, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 2 March 2004 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the interim dividend are determined.

Following previous announcements regarding the company's Dividend Reinvestment Plan (DRP), the Directors have determined to commence the operation of the DRP at this time. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

The results presentation to analysts will be webcast later today on TABCORP's website at **www.tabcorp.com.au**

Peter Caillard
Executive General Manager –
Corporate, Legal & Compliance

Enc.





ABN 66 063 780 709

19 February 2004

MEDIA RELEASE

TABCORP results for the six months to 31 December 2003

- Net profit after tax (before goodwill) – up 23.5% to $173.2 million (an increase of 20.6% excluding non-recurring items)
- Net profit after tax (after goodwill) – up 18.4% to $155.4 million (an increase of 15.5% excluding non-recurring items)
- Earnings per share (before goodwill) – up 19.5% to 45.3 cents (an increase of 16.8% excluding non-recurring items)
- Basic earnings per share – up 14.7% to 40.6
- Interim dividend 35 cents per share fully franked – up 6.1% on previous interim dividend of 33 cents per share. Introduction of a dividend reinvestment plan.
- Dividend payout ratio of 83.9% compared to 86.0% on a before goodwill basis
- Net operating revenue $1,118.5 million – up 13.8%
- Earnings before interest, taxation and goodwill amortisation (EBITA) – up 25.4% to $284.7 million
- Segment results
  - Wagering and Network Games EBITA $46.6 million – up 24.2%
  - Gaming EBITA $108.8 million – down 4.2%
  - Casinos EBITA $136.1 million – up 66.9%
- Taxes on gambling paid by TABCORP businesses – $401.2 million
- Income generated for the Victorian racing industry – $135.0 million
- The TABCORP group contributed $38 million to state community benefit funds
- Successful merger with Jupiters and synergies greater than expected

Jupiters merger delivers profit growth and higher dividends

TABCORP Holdings Limited, Australia's premier gambling and entertainment group, recorded a very solid 20.6% increase in net profit after tax but before goodwill and excluding non-recurring items to $173.2 million for the six months ended 31 December 2003, boosted by the acquisition of Jupiters.

Chairman, Michael Robinson, stated that the company has declared an interim dividend of 35 cents per share, up from 33 cents for the previous comparable period. The dividend will be fully franked and payable on 6 April 2004 to shareholders registered on the books at 2 March 2004. The Board has activated a dividend reinvestment plan enabling shareholders to use this dividend to purchase additional shares at a discount of 2.5%.

Mr Robinson said: "TABCORP continues to set new benchmarks for entertainment and hospitality in our industry, striving to offer the best products for customers while maintaining a responsible approach to gambling in our society."

Managing Director and Chief Executive Officer, Matthew Slatter, said: "TABCORP's diversified businesses across the east coast of Australia ensure the company is well positioned for future growth, delivering rewards to shareholders and strong support to the racing, entertainment and tourism industries."

Mr Slatter said TABCORP was in "strong financial health", delivering a robust performance for the first six months with management controlling costs and delivering improved efficiencies to maximise profits and dividends.

"The Jupiters merger has been successfully managed and is ahead of schedule and financial forecasts, reaffirming the company's ability to manage mergers and create valuable synergies and efficiency gains for the benefit of our shareholders. We have delivered the merger while improving performance in our core businesses," he said.

Mr Slatter praised TABCORP's 10,000 employees for their role in delivering high quality, innovative products and providing the highest levels of service to our customers. "Our business is about creating 'entertaining opportunities' and our staff ensure that customers enjoy the best possible entertainment experience across the wagering, casino and gaming divisions."

Mr Slatter said Star City, now one of four casinos in the TABCORP group, had received an extremely positive triennial review of its operations following a recent review by the NSW Casino Control Authority. He said the report, conducted by Bret Walker SC - one of Sydney's leading Senior Counsel - supported TABCORP's firm commitment to operating a highly reputable hotel and casino complex and major tourist attraction in Australia.

He said Star City had initiated one of Australia's leading compliance frameworks – setting the benchmark for the entertainment and hospitality industry – and this was supported by the triennial review. The review found: "There can be no doubt that Star City has in place a thorough, comprehensive and impressive system which is overseen in a highly competent and focussed manner."

Mr Slatter said TABCORP had enhanced the reputation of Star City and implemented a successful cultural change program at the same time as substantially improving EBITA profitability from $112.3 million in the year ended 30 June 2001 to $181.7 million in the year ended 30 June 2003 (excluding non-recurring items).

During the half year ended 31 December 2003, TABCORP's net operating revenue grew by 13.8% to $1,118.5 million. Wagering revenue grew strongly on the previous period and the Casinos division reported a 39.3% increase in revenue. While there is evidence of a recovery in the last few months of the half, smoking bans in Victoria continued to hold down activity in the Gaming division where revenue was down by 4.6% for the half year compared to the prior corresponding period, with Victorian gaming revenue down 5.3%.

Earnings before interest, taxation and goodwill amortisation (EBITA) for the TABCORP group was $284.7 million, up 25.4% on the prior corresponding period (up 23.1% excluding non-recurring items in the prior period).

Earnings per share before goodwill amortisation increased 19.5% on the prior corresponding period to 45.3 cents. Basic earnings per share increased 14.7% on the previous corresponding period to 40.6 cents.

During the half-year, TABCORP businesses paid out a total of $401.2 million in taxes on gambling that help provide essential services in the community and support for various groups. In addition, the Victorian racing industry received $135.0 million from TABCORP businesses, assisting the industry to maintain a market leading position in the provision of racing products and to operate outstanding events such as the Spring Racing Carnival.

The annualised return on average shareholders' equity (before goodwill) of 21.6% was achieved through continued tight control on expenses and efficient capital management.

Balance sheet strength was maintained during the period. "Our interest cover of 7.5 times, while reflecting the increased debt associated with the acquisition of Jupiters, continues to be a very healthy financial ratio," Mr Slatter said.

In addition to the company's growth and solid financial position, Mr Slatter said TABCORP was committed to supporting the community and had been recognised for its work towards protecting the environment, with Star City gaining a Green Globe award, which is the NSW government's highest honour in business energy efficiency.

Mr Slatter said TABCORP, which owns major brands such as Victoria's TAB, TABARET, TAB Sportsbet, KENO and Club KENO, along with the Star City and Jupiters casinos, was committed to offering customers a first-class entertainment experience with the latest in innovation and choice of products and services.

Wagering and Network Games

The Wagering and Network Games division recorded a 13.3% increase in net operating revenue to $253.3 million. The increase in net operating revenue was achieved by a combination of solid underlying growth in its traditional Victorian based wagering businesses and the inclusion of Jupiters' businesses of Keno and Jupiters International technology sales for the months of November and December. On a comparative six-month pro-forma basis, including the Jupiters businesses for the full six months in the periods ending 31 December 2003 and 31 December 2002, the overall revenue growth was 7.6% on the prior corresponding period.

Revenue from wagering on racing increased by 3.8%. Revenue from thoroughbred racing grew by 2.6%, supported by a record Flemington Spring Carnival. Revenue from harness racing grew by 5.2% and greyhound racing grew by 8.6%, with the codes benefiting from additional meeting coverage and enhanced marketing.

Revenue from sportsbetting grew by 23.7%, with the World Cup Rugby tournament attracting considerable interest from existing and new customers.

Trackside, the animated horse racing game, continued to provide strong revenue growth of 23.1% in Victorian retail outlets, with further expansion planned over the next 12 months.

Account Sales betting continued to show strong growth, with self-service technologies representing 49.2% of account transactions, and internet transactions growing by 69.6% during the six month period.

Keno in Queensland and New South Wales and the Jupiters International technology sales business were integrated into the operations from November 2003. For the two months, these businesses contributed $19.5 million in revenue with all products showing solid growth over comparable periods. On a comparative six-month pro-forma basis Keno revenue from all States was up 3.9% on the prior corresponding period and Jupiters International (including international sales and support of Trackside) recorded $9.8 million in revenue for the 6 months, up from $1.9 million in the prior corresponding period.

The overall revenue growth, combined with the division's ability to continue to extract operating efficiencies, resulted in an increase of 24.2% in EBITA to $46.6 million. On a comparative six-month pro-forma basis, EBITA for Wagering and Network Games increased 14.8% on the prior corresponding period.

Gaming

The Gaming division reported a 4.6% decline in net operating revenue over the previous corresponding period to $428.7 million. The decrease in net operating revenue reflected 6 months of smoking bans in Victorian gaming venues for the period ended 31 December 2003, compared to 4 months for the previous corresponding period, with revenue from Victorian gaming down 5.3% on the prior corresponding period. On a comparative six-month pro-forma basis the overall revenue decrease was 5.0% on the prior year, with machine monitoring in Queensland up 10.2%.

The decrease associated with the smoking bans has been partially offset by improved facilities, amenities and products in Victorian venues.

Evidence of a recovery from the smoking bans continued to emerge with revenue from Victorian operations for the month of December 2003 increasing 2.7% compared with December 2002. The company continues to work with venues to improve the amenities for smokers with 198 venues of the 270 having been modified to the "optimum" (Grade 4) smoking area solution as at 31 December 2003. In addition, all venues have implemented an electronic gaming machine reservation system to meet the needs of smokers.

Revenue performance was supported by the company's ongoing process of upgrading its network with the latest games, machines and jackpot products. A total of 1,581 new games, new machines and machine platform upgrades have been introduced. This included 215 Cash Express hyperlink jackpot machines, which have been well received by our customers. A total of 502 hyperlink machines are now operational.

During the period, one new TABARET venue opened and 20 venues were refurbished.

The Gaming division integrated the Jupiters Machine Monitoring business into its operations from November 2003. For the two months, this business contributed $3.6 million in revenue, showing solid growth over comparable periods.

Operating costs (excluding $1.8 million in non-recurring items in the prior period) were 8.3% above the prior corresponding period due to the inclusion of machine monitoring operating expenses. On a comparative six-month pro-forma basis, costs were below the prior corresponding period by 2.7% excluding non-recurring items.

EBITA (excluding non-recurring items) declined 5.7% to $108.8 million compared with the previous period. On a comparative six-month pro-forma basis, EBITA (excluding non-recurring items) declined 5.2%.

Victoria's TABARET hotel venues contributed $31.4 million to the State's Community Support Fund for the six months to 31 December 2003.

Casinos

The Casino division achieved a 39.3% increase in net operating revenue to $432.4 million and an increase in EBITA (excluding non-recurring items) to $136.1 million, reflecting the Jupiters acquisition. On a comparative six-month pro-forma basis, operating revenues increased 6.0%, while EBITA (excluding non-recurring items) increased 22.8%.

At Star City, revenue from the main gaming floor tables increased by 6.5%, continuing the strong growth achieved in the second half of the 2003 financial year. Revenue from the table games in the private gaming room increased 2.9% and electronic gaming revenue increased 1.0%. Increased investment in new products such as Rapid Sic Bo, expansion of the Rapid Roulette product and an enhanced promotional program is expected to improve current performances. The stage show Mamma Mia completed its run at Star City after achieving sales of 664,604 tickets and hotel operations grew strongly despite the refurbishment of 310 standard rooms during this period. Occupancy of 85.7% was achieved for the half on stronger average room rates. High occupancy during the Rugby World Cup boosted the solid underlying growth. A continued focus on operating efficiencies delivered a 3% increase in the EBITDA margin at Star City.

The three Jupiters casinos on the Gold Coast, in Brisbane and in Townsville delivered strong net operating revenues for the two months to 31 December 2003, recording solid hotel room occupancy and improvements to gaming machine products. There were mixed performances in table games, but strong revenue growth from electronic gaming machines across the three casinos. On a comparative six-month pro-forma basis, net operating revenue from the three Jupiters casinos was up 8.8% relative to the prior corresponding period with revenue from the international rebate play business $14.6 million above theoretical for the six months. Electronic gaming revenue increased by 7.8% relative to the prior corresponding period. On the same pro-forma basis, non-gaming net operating revenue at the three Jupiters casinos was up 9.7% on the prior corresponding period.

The integration of Jupiters into the TABCORP group continues and teams from Jupiters and Star City are now sharing best-practice knowledge in all areas of casino operations to enhance customer experience and operating margins.

The Queensland Government's announcement of a $9 million phase one expansion of the Gold Coast Convention and Exhibition Centre is extremely positive and strongly supported by TABCORP. Mr Slatter said: "This is an excellent vote of confidence in the project and we are keen to develop growth opportunities for Queensland. TABCORP is totally committed to the expansion of the centre and to play a role in bringing further economic benefits to the region."

The initial $118 million project will have a 6,000 seat auditorium - the largest in Australia for a convention centre, 19 meeting rooms and 7,000 square metres of exhibition space. The project has created 3,000 full time jobs during construction and will open mid-year.

Outlook

The second half of the financial year has started well, with a highlight being continued improvement in revenue growth achieved by the Gaming division which is up 6.6% on comparative pro-forma basis for the period from 1 January 2004 to 14 February 2004.

We currently anticipate that the company's strong first half performance will be carried through for the full year and that net profit after tax (pre goodwill and non-recurring items) is anticipated to be 20% to 25% above the year ended 30 June 2003.

Benefits will continue to flow following the Jupiters merger, with synergies expected to be $9.5 million for the current financial year and $20.5 million in the year ending 30 June 2005, well above the annual $10.2 million estimated at the time of the merger. This excludes the benefit of any synergies identified with respect to the Caesars' Entertainment managed Gold Coast and Treasury casinos.

TABCORP continues to monitor developments in relation to Tab Limited and a further announcement will be made in the event of any material developments.

Mr Slatter said the company's 108,000 shareholders could be justifiably positive about the company's outlook, with reduced reliance on any one regulatory jurisdiction, growing market share and continued investment in delivering a premier entertainment experience to our customers every time.

Mr Slatter concluded: "TABCORP is well positioned in Australia as a strong and diversified gambling and entertainment group and one of the leading gambling businesses in the world."

For more information, please contact:
Bruce Tobin
General Manager Public Affairs
(03) 9868 2508
TABCORP Holdings Limited, 5 Bowen Crescent, Melbourne 3004 Victoria Australia
www.tabcorp.com.au

SUMMARY RESULTS

Half Year Ended 31 December 2003

	6 months 31 Dec 02 $m	6 months 31 Dec 03 $m	% Change
NET OPERATING REVENUE			
Wagering and Network Games	223.5	253.3	13.3
Gaming	449.2	428.7	(4.6)
Casinos	310.4	432.4	39.3
Unallocated	-	4.1	-
	983.1	1,118.5	13.8
EBITA[1]			
Wagering and Network Games	37.5	46.6	24.2
Gaming	115.3	108.8	(5.7)
Casinos	84.1	136.1	61.9
Unallocated	(5.5)	(6.8)	(22.3)
	231.4	284.7	23.1

Note:

1. Results for the six months ended 31 December 2002 exclude non recurring provisions and write-downs of $4.3 million

PROFIT AFTER TAX BEFORE GOODWILL	$140.3 m	$173.2 m	23.5
PROFIT AFTER TAX BEFORE NON RECURRING ITEMS	$134.5 m	$155.4 m	15.5
PROFIT AFTER TAX	$131.2 m	$155.4 m	18.4
EPS BEFORE GOODWILL	37.9 cents	45.3 cents	19.5
EPS (BEFORE NON RECURRING ITEMS)	36.3 cents	40.6 cents	11.9
EPS	35.4 cents	40.6 cents	14.7
INTERIM DIVIDEND PER SHARE (fully franked)	33.0 cents	35.0 cents	6.1

Rule 4.2A.3

Appendix 4D
Half year report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	063 780 709

1. Reporting periods

half year ended ('current period')	half year ended ('previous corresponding period')
31 December 2003	31 December 2002

2. Results for announcement to the market

$A'000

	Current period	Previous corresponding period	% Change Increase/(decrease)	Amount ($) Increase/(decrease)
Key Information				
Revenues from ordinary activities	1,134,296	993,409	14%	140,887
Profit from ordinary activities after tax attributable to members	155,408	131,213	18%	24,195
Net profit (loss) for the period attributable to members	155,408	131,213	18%	24,195

Dividends (distributions)			Amount per share	Franked amount per share at 30% tax
Final dividend	Record Date Paid	5 September 2003 1 October 2003	34.0 ¢	34.0 ¢
Interim dividend	Record Date Payable	2 March 2004 6 April 2004	35.0 ¢	35.0 ¢

Supplementary comments

Commentary in respect of the results is provided in the Directors' report, which forms part of the half-year report ended 31 December 2003

836

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	-1.38	-0.04
Net tangible asset backing per ordinary share including Licences and Rights to Management Agreement	1.33	2.78

4. Controlled entities

Refer to Note 5 of the Financial Statements for the half year ended 31 December 2003.

	Current period $A'000
Contribution of Jupiters Limited since acquisition date to the consolidated operating profit from ordinary activities after income tax expense and prior to goodwill amortisation	29,381

5. Dividends

	Date paid/payable	Amount per share	Franked amount per share at 30% tax	Amount per share of foreign source dividend	Amount $A'000
Final dividend:	1 October 2003	34.0 ¢	34.0 ¢	0.00 ¢	124,730
Interim dividend:	6 April 2004	35.0 ¢	35.0 ¢	0.00 ¢	145,348

6. Dividend reinvestment plans

The dividend reinvestment plan shown below is in operation.

The dividend reinvestment plan (DRP) will commence with the interim dividend to be paid in April 2004.
TABCORP has entered into an underwriting agreement in respect of the DRP pursuant to which the underwriter has agreed to underwrite up to 65% of the amount of any interim and final dividend for the financial years ending 30 June 2004 and 30 June 2005, up to a maximum of $120 million in respect of each dividend.

The last date for receipt of election notices for the dividend reinvestment plan	2 March 2004

7. Associates and Joint Ventures

The economic entity does not operate a Joint Venture entity but rather a Joint Venture operation. Refer to Note 1(r) of the Financial Statements for the year ended 30 June 2003.

8. Foreign entities

N/A


TABCORP

FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

TABCORP Holdings Limited
A.C.N. 063 780 709
Half-year Report
31 December 2003

Company directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

J.D. Story

R.F.E. Warburton

J.L. Willet AO

W.V. Wilson

(Mr P.H. Wade retired as a Director on 30 October 2003. Messrs Story and Willett were appointed Directors on 29 January 2004)

Company secretary

P.H. Caillard

Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000

www.asxperpetual.com.au

Auditors

Ernst & Young

Stock exchange listings

TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange. The Company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America.

Annual report

Copies of the Annual Report are available from the Company's website – www.tabcorp.com.au

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2003.

Directors

The following persons are Directors of TABCORP Holdings Limited at the date of this report:

Names	**Qualifications, experience and special responsibilities**
M.B. Robinson AO (Chairman)	*Chairman and Non-Executive Director since June 1994* Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his recent retirement on 31 December 2003. Mr Robinson remains a Consultant to the firm. He was the Senior Partner of Arthur Robinson & Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.
M.J. Slatter (Managing Director and Chief Executive Officer)	*Managing Director and Chief Executive Officer since October 2002* Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and Director of AXA Asia Pacific since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson (Deputy Chairman)

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and was formerly Senior Partner, of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Ltd and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a Director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-Executive Director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc, one of the world's largest gambling companies. Mr Satre is also a Director of the National Center For Responsible Gaming and Chairman of the American Gaming Association.

J.D. Story

Non-Executive Director since January 2004

John Story was previously a Director of Jupiters Limited. He is a solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited. He is a member of the TABCORP Audit and Compliance Committees.

R.F.E. Warburton

Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Nufarm Limited. He is Chairman of the TABCORP Remuneration Committee and a member of the TABCORP Nomination Committee.

L.J. Willett AO

Non-Executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the TABCORP Remuneration Committee.

W.V. Wilson

Non-Executive Director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the Executive Director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

Note: Mr Peter Wade retired as a Director on 30 October 2003.

Results

The consolidated profit after tax of the economic entity for the half-year to 31 December 2003 was $155.4 million, being 18.4% above the corresponding period in the previous year. Operating revenue increased by 13.8% to $1,118.5 million. These results were assisted by the merger with Jupiters Limited from 1 November 2003.

The economic entity's interest bearing liabilities increased by $1,241.0 million in the period primarily as a result of the merger with Jupiters Limited. The economic entity continues to generate strong cash flows and the Directors have declared a fully franked dividend of 35.0 cents per share to be paid on 6 April 2004, an increase of 6% over the dividend of 33.0 cents paid for the corresponding period last year.

Basic earnings per share after goodwill amortisation increased by 14.7% to 40.6 cents during the relevant period and return on equity after goodwill amortisation increased by 0.2% to 19.4% per annum compared to the previous corresponding period.

The Company has continued its commitment to the responsible service of gambling products and remains a leader in this area.

The Company (including Jupiters from 1 November 2003) contributed $38.0m to State Government community support and benefit funds, and supported organisations such as Life Saving Victoria, the Juvenile Diabetes Research Foundation, UNICEF and the Commonwealth Sport and Tourism Youth Foundation. The Company also supported a number of activities in the various communities in which it operates through the "TABCORP Community Assistance Program".

Review of Operations

Casinos

The Casinos Division generated operating revenue of $431.8 million being 39.1% above the previous corresponding period. These results were assisted by the acquisition of the Gold Coast, Brisbane Treasury and Townsville Breakwater casinos owned by Jupiters Limited, following the merger with that company from 1 November 2003.

At Star City revenue from the main gaming floor tables increased by 6.5%, private gaming room revenue increased by 2.9% and electronic gaming revenue increased by 1.0%. Performance was assisted by the success of the stage show "Mamma Mia" as well as high occupancy during the Rugby World Cup.

Wagering and Network Games

The Wagering business generated operating revenue of $253.3 million being 13.3% above the previous corresponding period. The revenue increase was achieved by a combination of solid underlying growth in the Division's traditional Victorian based wagering businesses and the inclusion of Jupiters Limited's businesses of Keno and International Technology Sales following the merger with that company from 1 November 2003.

Gaming

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

The Gaming business generated operating revenue of $428.7 million being 4.6% below the previous corresponding period. The revenue decrease is mainly attributable to the negative operational impact of a full six months of smoking bans in Victorian gaming venues compared to only four months from 1 September 2002 for the previous corresponding period. Since 1 September 2003 there have been signs of a recovery with revenue for the period 1 September 2003 to 31 December 2003 increasing by 1.9% compared to the previous corresponding period.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

M.B. Robinson AO
Director

Melbourne
19 February 2004

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Financial Performance for the Half-Year Ended 31 December 2003

	Note	Consolidated	
		December 2003 $'000	December 2002 $'000
Total operating revenues		1,118,550	983,146
Other revenues from ordinary activities		15,746	10,263
Revenues from ordinary activities	2	1,134,296	993,409
Government taxes and levies		(322,521)	(306,111)
Commissions and fees		(218,064)	(218,071)
Employee costs		(147,895)	(111,518)
Depreciation and amortisation		(66,817)	(54,375)
Property rentals, rates and maintenance		(15,601)	(13,557)
Borrowing costs		(38,485)	(26,751)
Computer costs		(4,013)	(3,172)
Other expenses from ordinary activities		(89,628)	(66,317)
Profit from ordinary activities before income tax expense	2	231,272	193,537
Income tax expense relating to ordinary activities		(75,864)	(62,324)
Net profit attributable to members of the parent entity		155,408	131,213
Share issue costs		(5,664)	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		(5,664)	-
***Total changes in equity other than those resulting from transactions* with owners as owners attributable to members of the parent entity**		149,744	131,213
Basic earnings per share (cents per share)		40.6	35.4
Diluted earnings per share (cents per share)		40.6	35.3
Basic earnings per share (cents per share) (pre amortisation of goodwill)	7	45.3	37.9
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	7	45.3	37.7

The accompanying notes form an integral part of this statement of financial performance.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Financial Position as at 31 December 2003

	Note	Consolidated		
		December 2003 $'000	June 2003 $'000	December 2002 $'000
Current Assets				
Cash assets		**215,121**	118,789	124,965
Receivables		**20,466**	9,762	5,495
Inventories		**13,759**	4,688	5,452
Other		**53,707**	25,141	19,345
Total current assets		**303,053**	158,380	155,257
Non-Current Assets				
Property, plant and equipment		**1,483,766**	759,212	783,232
Intangible assets - licences		**873,155**	831,201	832,524
Intangible assets - other		**1,570,080**	543,546	500,555
Deferred tax assets		**131,494**	33,968	29,868
Other		**72,104**	73,194	77,865
Total non-current assets		**4,130,599**	2,241,121	2,224,044
TOTAL ASSETS		**4,433,652**	2,399,501	2,379,301
Current Liabilities				
Payables		**191,037**	167,831	107,402
Interest bearing liabilities		**743,945**	450,898	200,000
Current tax liabilities		**95,644**	34,899	29,666
Provisions		**86,250**	35,266	31,528
Other		**372**	200	190
Total current liabilities		**1,117,248**	689,094	368,786
Non-Current Liabilities				
Payables		**-**	-	1,000
Interest bearing liabilities		**1,263,000**	315,000	620,898
Deferred tax liabilities		**63,333**	58,176	57,621
Provisions		**118,002**	16,450	10,495
Other		**736**	905	1,097
Total non-current liabilities		**1,445,071**	390,531	691,111
TOTAL LIABILITIES		**2,562,319**	1,079,625	1,059,897
NET ASSETS		**1,871,333**	1,319,876	1,319,404
Equity				
Contributed Equity		**1,658,545**	1,137,766	1,137,766
Retained profits	3	**212,788**	182,110	181,638
TOTAL EQUITY		**1,871,333**	1,319,876	1,319,404

The accompanying notes form an integral part of this statement of financial position.

Condensed Statement of Cash Flows for the Half-Year Ended 31 December 2003

	Consolidated	
	December 2003 $'000	December 2002 $'000
Cash Flows from Operating Activities		
Net cash receipts in the course of operations	1,130,110	998,167
Payments to suppliers, service providers and employees	(505,694)	(421,608)
Payment of Government levies, betting taxes and GST	(295,368)	(290,176)
Interest received	2,766	2,266
Borrowing costs paid	(39,618)	(31,592)
Income tax paid	(63,414)	(65,747)
Net operating cash flows	228,782	191,310
Cash Flows from Investing Activities		
Loans pursuant to employee share plan	4,428	11,416
Payment for controlled entities (net of cash acquired)	(489,292)	-
Dividends paid to former shareholders of acquired entity	(186,045)	-
Payment for reset preference shares of acquired entity	(190,173)	-
Payment for property, plant and equipment	(51,224)	(27,916)
Payment for management contract buyout	(53,000)	-
Proceeds from sale of plant and equipment	2,589	631
Other	(510)	2,998
Net investing cash flows	(963,227)	(12,871)
Cash Flows from Financing Activities		
Proceeds from borrowings	1,875,000	189,000
Repayment of borrowings	(915,031)	(145,000)
Dividends paid	(124,730)	(118,994)
Payment of transaction costs for share issue	(4,462)	-
Proceeds from issue of shares	-	22,340
Payment for share buy-back	-	(127,663)
Net financing cash flows	830,777	(180,317)
Net increase/(decrease) in cash held	96,332	(1,878)
Cash at the beginning of the financial period	118,789	126,843
Cash at the end of the financial period	215,121	124,965

The accompanying notes form an integral part of this statement of cash flows.

Note 1 **(a) Basis of preparation**

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2003 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB1029 - "Interim Financial Reporting" and Urgent Issues Group Consensus Views. It is recommended that this report should be read in conjunction with the 30 June 2003 Annual Report and any public announcements made by TABCORP Holdings Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used are consistent with those applied in the 30 June 2003 Annual Report. This financial report has been prepared in accordance with the historical cost convention and does not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

		Note	Consolidated December 2003 $'000	December 2002 $'000
Note 2	**Profit from ordinary activities**			
	Profit from ordinary activities has been determined after crediting the following revenues:			
	Total operating revenues		**1,118,550**	983,146
	Other revenues:			
	Interest received or due and receivable		**2,878**	2,308
	Gross proceeds from sale of non-current assets (a)		**2,589**	631
	Other revenue items		**10,279**	7,324
	Total other revenues		**15,746**	10,263
	Total revenues from ordinary activities		**1,134,296**	993,409
	(a) Profit/(Loss) on sale of non-current assets		**(185)**	143
	Profit from ordinary activities has been determined after charging the following expenses:			
	Amortisation of goodwill		**17,761**	9,039
Note 3	**Retained Profits**			
	Retained profits at the beginning of the financial period		**182,110**	50,011
	Adjustment arising from adoption of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		**-**	119,408
	Dividend paid		**(124,730)**	(118,994)
	Net profit attributable to members of the parent entity		**155,408**	131,213
	Retained profits at the end of the financial period		**212,788**	**181,638**
	Retained profits are expected to be utilised as follows:			
	- Proposed dividend	8	**145,348**	120,634
	- Retained		**67,440**	61,004

Tax consolidation

Effective 1 July 2002 TABCORP Holdings Limited and its 100% owned subsidiaries have formed an income tax consolidated group. Members of the group have entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidation group is TABCORP Holdings Limited.

The impact of the revised tax legislation has not been recognised as at 31 December 2003, due to the valuation work which forms the basis for the calculation not being finalised. This work is expected to be completed and an adjustment reflected in the 30 June 2004 financial statements.

Note 4 Segment Information

The consolidated entity has three main business segments:

- Wagering — Totalizator and fixed odds betting activities and keno operations.
- Gaming — Gaming machine operations and monitoring in licenced clubs and hotels.
- Casinos — Casino operations including hotels, apartment complex, theatres, restaurants and bars.

	Wagering	Gaming	Casinos	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated						
Total operating revenues	253,278	428,667	431,785	4,820		1,118,550
Other revenues from ordinary activities	6,423	3,138	1,659	4,526		15,746
Intersegment Revenue	17	-	741	-	(758)	-
Revenues from ordinary activities	259,718	431,805	434,185	9,346	(758)	1,134,296
Segment Result (pre amortisation of goodwill)	46,510	108,801	136,097	-	-	291,408
Segment Result	**44,558**	**108,341**	**120,749**		-	**273,648**
Unallocated operating revenue				4,820		4,820
Unallocated interest revenue				2,878		2,878
Unallocated other revenue				1,648		1,648
Unallocated interest expense				(38,485)		(38,485)
Unallocated expenses				(13,237)		(13,237)
Result from ordinary activities before income tax expense	44,558	108,341	120,749	(42,376)	-	231,272
2002 Consolidated						
Total operating revenues	223,469	449,233	310,444	-		983,146
Other revenues from ordinary activities	3,699	1,378	2,787	2,442	(43)	10,263
Revenues from ordinary activities	227,168	450,611	313,231	2,442	(43)	993,409
Segment Result (pre amortisation of goodwill)	37,435	113,567	81,553	-	-	232,555
Segment Result	**37,379**	**113,567**	**72,570**	-	-	**223,516**
Unallocated interest revenue				2,308		2,308
Unallocated other revenue				134		134
Unallocated interest expense				(26,751)		(26,751)
Unallocated expenses				(5,670)		(5,670)
Result from ordinary activities before income tax expense	37,379	113,567	72,570	(29,979)	-	193,537

Note 5 Change in composition of entity

On 31 October 2003 the consolidated entity purchased 100% of the ordinary shares of Jupiters Limited. Details of the acquisition are as follows:

	$'000
Consideration	(1,102,296)
Net cash acquired	104,010
Shares issued by TABCORP Holdings Limited (non-cash) (i)	512,170
Other non-cash consideration	1,824
Reduction in purchase price (non-cash)	(5,000)
Outflow of cash	(489,292)
Fair Value of net assets of entities acquired:	
Net cash	104,010
Receivables	17,753
Other assets	18,383
Inventory	10,284
Property, plant and equipment	724,353
Intangible Assets - licences	43,680
Deferred Tax Assets	47,234
Payables	(85,489)
Current tax liabilities	(3,783)
Interest bearing liabilities	(472,294)
Provisions (ii)	(347,443)
	56,688
Goodwill on acquisition	1,045,608
Consideration (total)	1,102,296
Less non-cash consideration	(508,994)
Consideration (cash)	593,302

(i) shares issued have been attributed a value of $10.58 per share, being the fair value estimate of the price at which the shares could have been placed in the market

(ii) includes a liability of $116 million representing the present value of future estimated cash flows payable by Jupiters Limited under a management agreement for the Gold Coast and Brisbane casinos, and a provision for dividends of $186 million in respect of the Centrebet Dividend and the Special Dividend payable to the former shareholders of Jupiters Limited

Note 6 Contingent Liabilities

Since the last annual reporting date, the change in contingent liabilites and contingent assets is as follows:

(a) Amended income tax assessments

In December 2003, the Australian Taxation Office issued Star City Pty Ltd (a wholly owned subisidiary of TABCORP) with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to 30 June 2002 is $31.6 million, and penalties and interest charges amount to a further $25.6 million at 31 December 2003. 50% of the amounts of the assessment and amended assessments were paid in January 2004, and have been recorded as deferred tax assets in the statement of financial position as at 31 December 2003. Payment of the remaining 50% has been deferred pending resolution of the dispute, pursuant to an agreement with the ATO. No liability has been recognised in respect of the deferred amount in the statement of financial position.

Under current Australian Accounting Standards, the current profit impact of the tax in dispute, including penalties and interest, would be approximately $34.4 million, the balance only having an impact on the statement of financial position.

On the basis of external advice and its assessment of the issue, TABCORP has lodged objections to the income tax assessments and believes it will ultimately be successful in its claims.

(b) Banking Facilities

Entities in the economic entity are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. As a result of the acquisition of Jupiters Limited, the value of these guarantees and indemnities has increased to $26.9 million (30 June 2003: $11.8 million).

Note 7 Earnings per share

	Consolidated	
	December 2003 $'000	December 2002 $'000
Basic and diluted earnings per share (pre amortisation of goodwill) are calculated based on:		
Profit from ordinary activities after related income tax expense	**155,408**	131,213
Add Goodwill amortisation	**17,761**	9,039
	173,169	140,252

Note 8 Subsequent Event

On 19 February 2004, the Directors declared a dividend of 35 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $145.3 million.

Directors' Declaration

The directors declare that:

(a) the consolidated financial statements and associated notes comply with the accounting standards;

(b) the consolidated financial statements and notes give a true and fair view of the financial position as at 31 December 2003 and performance of the economic entity for the half year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration has been made in accordance with a resolution of directors.

M.B. ROBINSON
Chairman

Melbourne
19 February 2004



[illegible] Street
Melbourne VIC 3000
Australia

GPO Box [illegible]
Melbourne VIC [illegible]

Tel [illegible]
Fax [illegible]
DX [illegible] Melbourne

Independent review report to members of TABCORP Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the consolidated statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited, the consolidated entity, for the half-year ended 31 December 2003. The consolidated entity comprises TABCORP Holdings Limited ("the company") and the entities it controlled during the half-year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the consolidated financial report of TABCORP Holdings Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated financial position of TABCORP Holdings Limited at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst + Young

Ernst & Young

Mary B. Waldron

Mary Waldron
Partner
Melbourne
19 February 2004



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 February 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP HALF YEAR RESULTS PRESENTATION

Please find attached the presentation regarding TABCORP's Half Year Results ended 31 December 2003 to be presented later today by Matthew Slatter, Managing Director and Chief Executive Officer.

This presentation will be webcast on TABCORP's website at **www.tabcorp.com.au**

Peter Caillard
Executive General Manager –
Corporate, Legal & Compliance

Enc.

TABCORP Holdings Limited

Half Year Results

19 February 2004


TABCORP

Agenda

- Matthew Slatter
  - Key features
- David Elmslie
  - Financial performance
- Matthew Slatter
  - Performance in current half
  - 2004 outlook


TABCORP

Key features

- Net profit after tax (before goodwill and non recurring items) up 20.6% on pcp to $173.2 million
- Increased interim dividend from 33 cents to 35 cents per share on pcp
- Net operating revenue from wagering and network games increased 7.6% on a pro forma basis
- Victorian gaming revenue trending upwards in last 4 months of the period
- All four casino properties recorded strong overall performance
- Integration of Jupiters with Vic, NSW and Qld businesses producing synergies/efficiencies better than expected


TABCORP

Financial performance

	6 months to 31 Dec 2002	6 months to 31 Dec 2003[1]	% change
Net operating revenue ($m)	983.1	1,118.5	13.8
Net profit after tax			
- Before goodwill amort^{n} and non-recurring items ($m)	143.6	173.2	20.6
- Before non-recurring items ($m)	134.5	155.4	15.5
- Basic ($m)	131.2	155.4	18.4
Earnings per share			
- Before goodwill amort^{n} and non-recurring items (cents)	38.8	45.3	16.8
- Before non-recurring items (cents)	36.3	40.6	11.9
- Basic (cents)	35.4	40.6	14.7
Dividends per share[2] (cents)	33.0	35.0	6.1

Notes:
[1] Actual results for 6 months ended 31 December 2003 include a contribution from Jupiters for 2 months
[2] Fully franked



Summary divisional results

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% Change
Net operating revenue				
Wagering & Network Games	253.3	270.3	290.7	7.6
Gaming	428.7	458.6	435.8	(5.0)
Casinos	432.4	583.9	619.2	6.0
EBITA[3]				
Wagering & Network Games	46.6	47.9	55.0	14.8
Gaming	108.8	116.2	110.2	(5.2)
Casinos	136.1	153.2	188.1	22.8

Notes:
[1] Actual results for 6 months ended 31 December 2003 include a contribution from Jupiters for 2 months
[2] *Pro forma* results include a contribution from Jupiters for 6 months in the current and prior periods
[3] 6 months to 31 December 2002 excludes non-recurring expenses of $1.8 million in write downs relating to Qld properties, restructuring costs of $0.5 million and provisions relating to surplus lease space of $2.0 million


TABCORP

Wagering and Network Games – Key features

- Net operating revenue increased 7.6% to $290.7m on a pro forma basis
- Revenue growth in all racing codes
- Rugby World Cup drove 23.7% increase in sportsbetting revenue
- Keno now in 2,004 venues nationally following Jupiters merger
- 23.1% increase in Trackside revenue
- Agency refurbishment program continues
- Jupiters International revenue increased to $9.8m from $1.9m in pcp
- Increasing customer take-up of lower-cost distribution channels


TABCORP

Wagering and Network Games – Key features

Breakdown of account sales



% of account sale transactions
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004 1
Operator
IVR/NLSR
Internet
Probet

Notes
1 Figures for the 6 months ended 31 December 2003

Lower cost distribution

- 69.6% increase in number of internet bets processed
- Continuing enhancement of internet site
- Self-service phone betting more user-friendly
- Trials underway on new Retail Wagering Terminal (RWT)
  - $21.3m investment, approximately 800 machines
  - Two new bet types
  - Improved functionality
- Extended operator hours in conjunction with $10 minimum bet in February 2004

Gaming – Key features

- Net operating revenue $435.8m, down 5.0% on a pro forma basis
  - Victorian gaming down 5.3%
  - Qld monitoring up 10.2%
- Effective cost control with operating expenses down 2.7%
- Introduction of Cash Express Hyperlink machines
  - 215 rolled out across 26 venues
  - total of 502 machines expected to be operational in February 2004
- Market share improvement to 49.1% for December 2003

Gaming – Key features

Gaming division revenue 2003 vs 2004

% change (vs pcp)

10.0%
5.0%
0.0%
(5.0%)
(10.0%)
(15.0%)
(20.0%)

Jul Aug Sep Oct Nov Dec

Impact of smoking ban

Monthly — Year to date

Gaming – Key features

- Venue upgrades
  - 20 venues refurbished
  - Stoney's Club (Darley FC) opened with 40 EGM's
  - 198 venues (of 270) have now been modified with our 'Optimum (Grade 4)' smoking area solution
- Customer service
  - 'Capitalising on New Customers' training program introduced
  - Venue Performance Standards at record levels of compliance


TABCORP

Casinos – Key features

- Net operating revenue $619.2m, up 6.0% on a pro forma basis
- All properties recorded strong overall revenue growth with above theoretical win rates in the rebate play business
- Strong improvements in hotel performance
- NSW Casino Control Authority triennial review gave a positive assessment of TABCORP's management


TABCORP

Casinos – Key features

- Products
  - New table game and electronic gaming products
  - Improved product 'mix'
- Facility improvement
  - Extensive refurbishment program in all properties
  - Qld Government announces extension of Gold Coast Convention and Exhibition Centre

Casinos – Star City licence review

- NSW Casino Control Authority triennial review represents positive recognition of TABCORP casino management approach and capabilities
  - *"a thorough, comprehensive and impressive (compliance) system which is overseen in a highly competent and focused manner"*
  - Rated by AUSTRAC as *"benchmark cash dealer amongst casinos"*
  - Star City casino *"continues to make a significant contribution to the recreational opportunities for the many residents and tourists who enjoy this form of entertainment"*

-NSW Casino Control Authority

TABCORP social responsibility

Responsible gambling

- Proactive strategies to address problem gambling
- Research focus
- KPMG audit of compliance with TABCORP Responsible Gambling Code found:
  - High level of compliance overall, behaviour change a weakness
  - Self-exclusion concerns
  - Inconsistent practice in terms of documentation of written procedures in venues
- TABCORP to implement:
  - Change management process
  - Review of self-exclusion
  - New service standards, venue awareness program

Community support

- Renewed sponsorship for Life Saving Victoria
  - 12 months
  - Raising awareness of water safety measures
- Local community support through Tabaret Community Assistance Program
  - Regional, suburban communities
  - Community safety focus
- $31.4m to Community Support Fund in Victoria Jul-Dec '03
- Jupiters Casino Community Benefit Fund
- Star City local community support program


TABCORP

Integration of the Jupiters group

- All business units integrated
- Jupiters' corporate office functions integrated into TABCORP Corporate
- Annual synergies/efficiencies identified are $24.6m, $14.4m above the Jupiters' scheme booklet estimate
- The 2004 expected synergies/efficiencies are $9.5m comprising
  - Corporate $4.8m
  - Townsville $1.9m
  - Other $2.8m
- $20.5m of synergies/efficiencies expected to be achieved in the year ending 30 June 2005
- Annual synergies/efficiencies identified do not include any synergies/efficiencies with respect to Caesar's Entertainment managed properties (Gold Coast and Treasury)


TABCORP

Integration of the Jupiters group

- Discussions continue with Caesar's Entertainment on the future management arrangements for Conrad Jupiters and Conrad Treasury Casinos
- Post implementation review conducted by Deloitte
- Project team continues to drive completion of integration with a focus on casinos 'best practice'

Financial Performance

Financial performance

$m	6 months to 31 Dec 2002	6 months to 31 Dec 2003	% change
Net operating revenue	983.1	1,118.5	13.8
Other revenue[2]	7.5	10.1	35.9
Taxes on gambling	(306.1)	(322.6)	5.4
Operator commissions	(146.0)	(144.9)	(0.7)
Racing industry fees	(66.0)	(68.6)	4.0
Other operating expenses[1]	(195.8)	(258.8)	32.2
Depreciation and amortisation	(45.3)	(49.0)	8.2
EBITA[1]	231.4	284.7	23.1
Goodwill amortisation	(9.1)	(17.8)	96.5
EBIT[1]	222.3	266.9	20.1
Net interest expense	(24.5)	(35.6)	45.7
Profit after tax before non-recurring items[1]	134.5	155.4	15.5
Non-recurring items net of tax	(3.3)	-	-
Profit after tax	131.2	155.4	18.4
EBITA[1] / Net operating revenue (%)	23.5	25.4	
Net interest cover[1] (x)	9.1	7.5	

Notes:

[1] 6 months to 31 December 2002 excludes non-recurring expenses of $1.8 million in write downs relating to Qld properties, restructuring costs of $0.5 million and provisions relating to surplus lease space of $2.0 million

[2] Excludes interest income and includes the net proceeds and the written down values from the sale of non-current assets


TABCORP

Group structure



TABCORP
Wagering and Network Games
Gaming
Casinos
Technical Services
Keno and Network Businesses
VIC Wagering
566 outlets, internet and phone betting
Jupiters International
VIC
13,684 EGMs
128 Hotels
142 Clubs
QLD
14,929 EGMs monitored
Star City
200 tables
1,498 EGMs
491 rooms
Conrad Treasury
88 tables
1,329 EGMs
130 rooms
AWA
Systems
VIC Keno – 103 venues
QLD Keno – 867 venues
NSW Keno – 1,034 venues
Trackside – 209 VIC venues
Conrad Jupiters
104 tables
1,403 EGMs
594 rooms
Jupiters Townsville
16 tables
300 EGMs
194 rooms
GCCEC

Segmented earnings

$m	W&NG	Gaming[1]	Casinos[2]	Unallocated	Total
6 mths to 31 Dec 2003					
Operating revenue	253.3	428.7	432.4	4.1	1,118.5
Other revenue[3]	6.2	1.0	1.6	1.3	10.1
Total revenue	259.5	429.7	434.0	5.4	1,128.6
EBITA	46.6	108.8	136.1	(6.8)	284.7
Goodwill	(2.0)	(0.5)	(15.3)	-	(17.8)
EBIT	44.6	108.3	120.8	(6.8)	266.9
6 mths to 31 Dec 2002					
Operating revenue	223.5	449.2	310.4	-	983.1
Other revenue[3]	3.5	1.3	2.6	0.1	7.5
Total revenue	227.0	450.5	313.0	0.1	990.6
EBITA	37.5	115.3	84.1	(5.5)	231.4
Goodwill	(0.1)	-	(9.0)	-	(9.1)
EBIT	37.4	115.3	75.1	(5.5)	222.3

Notes:
[1] 6 months to 31 December 2002 excludes non-recurring expenses of $1.8 million *in write downs relating to* Qld properties
[2] 6 months to 31 December 2002 excludes non-recurring expenses of $0.5 million relating to restructure costs and $2.0 million relating to surplus lease space
[3] Excludes interest income and includes the net proceeds and written down values from the sale of non-current assets



Wagering & Network Games – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Revenue from ordinary activities	259.5	280.2	302.2	7.9
R.I., taxes & op. commissions	(162.6)	(172.1)	(179.1)	4.1
Other operating expenses	(42.8)	(50.4)	(57.2)	13.6
Depreciation & amortisation	(7.5)	(9.8)	(10.9)	11.4
EBITA	46.6	**47.9**	**55.0**	**14.8**
EBITA/ Net operating revenue (%)	*18.4*	*17.7*	*18.9*	

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods


TABCORP

Wagering & Network Games – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	change %
Net operating revenue				
Racing				
Thoroughbred	154.9	150.9	154.9	2.6
Harness	30.9	29.3	30.9	5.2
Greyhound	32.6	30.1	32.6	8.6
Total racing	218.4	210.3	218.4	3.8
Sportsbet	5.4	4.4	5.4	23.7
Keno	17.0	46.5	48.3	3.9
Jupiters International	3.7	1.9	9.8	406.6
Other	8.8	7.2	8.8	22.5
Total net operating revenue	253.3	270.3	290.7	7.6
Other revenue	6.2	9.9	11.5	16.6
Revenue from ordinary activities	259.5	280.2	302.2	7.9
Meetings	*2,873*	*2,822*	*2,873*	*51*
Retail outlets				
TAB agencies/PubTABs	*566*	*589*	*566*	*(23)*
Keno outlets	*2,004*	*1,961*	*2,004*	*43*

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods

Gaming – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Revenue from ordinary activities	429.7	460.3	436.9	(5.1)
Taxes & operator commissions	(290.8)	(306.7)	(290.8)	(5.2)
Other operating expenses[3]	(16.8)	(22.2)	(21.6)	(2.7)
Depreciation & amortisation	(13.3)	(15.2)	(14.3)	(5.9)
EBITA[3]	108.8	**116.2**	**110.2**	**(5.2)**
EBITA[3]/ Net operating revenue (%)	*25.4*	*25.4*	*25.3*	

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods
[3] *6 months to 31 December 2002 excludes non-recurring items of $1.8 million in write downs relating to Qld properties*


TABCORP

Gaming – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	change
Net operating revenue				%
Victorian network				
Hotels	282.5	301.8	282.5	(6.4)
Clubs	141.8	146.4	141.9	(3.1)
Qld monitoring & other	4.4	10.4	11.4	10.2
Total net operating revenue	428.7	458.6	435.8	(5.0)
Other revenue	1.0	1.7	1.1	(35.9)
Revenue from ordinary activities	429.7	460.3	436.9	(5.1)
EGMs (period end) (VIC)	*13,684*	*13,749*	*13,684*	(65)
EGMs (period end) (QLD)	*14,929*	*14,402*	*14,929*	527
Venues (VIC)	*270*	*271*	*270*	(1)
Venues (QLD)	*310*	*307*	*310*	3
$NMR/EGM (daily avge) (VIC)	*225*	*237*	*225*	(12)

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods



Casinos – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Revenue from ordinary activities	434.0	588.4	622.8	5.8
Taxes	(83.3)	(109.2)	(114.3)	4.7
Other operating expenses[3]	(186.5)	(284.7)	(283.2)	(0.6)
Depreciation & amortisation	(28.1)	(41.3)	(37.2)	(9.8)
EBITA[3]	136.1	**153.2**	**188.1**	**22.8**
EBITA[3]/ Net operating revenue (%)	*31.5*	*26.2*	*30.4*	

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods
[3] 6 months to 31 December 2002 excludes non-recurring items of $2.0 million provision in respect of sub-lease liability and $0.5 million in restructure costs



Casinos – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Net operating revenue				
Table games				
Rebate play	19.8	21.4	29.8	39.3
Other	195.9	235.4	244.7	3.9
Total tables	215.7	256.8	274.5	6.9
EGMs & other	147.9	225.9	236.6	4.7
Total gaming	363.6	482.7	511.1	5.9
Accommodation	24.9	30.0	35.1	17.1
Food & Beverage and other	43.9	71.2	73.0	2.5
Total operating revenue	432.4	583.9	619.2	6.0
Other revenue	1.6	4.5	3.6	(20.4)
Revenue from ordinary activities	434.0	588.4	622.8	5.8
Overall win/table/day ($)	*3,737*	*3,421*	*3,704*	*8.3*
NMR/EGM/day ($)	*300*	*274*	*285*	*4.0*
Occupancy (%)	*78.2*	*69.0*	*73.4*	*4.4*

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods


TABCORP

Casinos – Net operating revenue

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Star City				
Table games				
PGR	50.6	49.2	50.6	2.9
MGF	121.5	114.1	121.6	6.5
EGMs & other gaming	102.2	101.2	102.2	1.0
Non-gaming	47.5	45.9	47.4	3.5
Total Star City	321.8	310.4	321.8	3.7
Jupiters casinos				
Rebate play	19.8	21.4	29.8	39.3
Other table games	23.8	72.1	72.5	0.7
EGMs & other gaming	45.7	124.7	134.4	7.8
Non-gaming	21.3	55.3	60.7	9.7
Total Jupiters casinos	110.6	273.5	297.4	8.8
Total casinos	432.4	**583.9**	**619.2**	**6.0**

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods

TABCORP Group - Financial position

$m	As at 31 Dec 2002	As at 30 Jun 2003	As at 31 Dec 2003
Current assets	155.3	158.4	303.0
Licences/management agreement	1,031.3	1,081.8	1,122.4
Goodwill	301.8	292.9	1,320.8
Property, plant & equipment	783.2	759.2	1,483.8
Other non current assets	107.7	107.2	203.6
Total assets	2,379.3	2,399.5	4,433.6
Total liabilities	1,059.9	1,079.6	2,562.3
Shareholders' funds	1,319.4	1,319.9	1,871.3
Net debt	695.9	647.1	1,791.8
Shares on issue	365.6	365.6	415.3
Capital expenditure[1]	27.2	56.4	57.2
Net debt / Equity (%)	52.7	49.0	95.8

Notes:
[1] Capital expenditure represents 6 months


TABCORP

Focus for FY2004 and Outlook

Focus for FY2004

- Continue to maximise synergies/efficiencies through the integration of Jupiters
- Cultural integration and building people capability
- Customer focus and execution of brand strategy
- Implementation of identified responsible gambling initiatives
- Conclusion of negotiations with Caesar's Entertainment on casino management agreement
- Victorian gaming and wagering licences renewal
- Completing identified 2004 divisional business strategies
- Continuing to monitor developments in relation to Tab Limited and a further announcement will be made in the event of any material developments


TABCORP

Conclusion

- Existing businesses performing well and have robust growth
- Have undertaken significant investment in capabilities which will allow us to take advantage of future opportunities
- Integration of Jupiters ahead of schedule and synergy/efficiency targets
- Strong start to second half, with Gaming division revenue up 6.6% on a pro forma basis, for the period 1 January 2004 to 14 February 2004
- NPAT (pre goodwill and non-recurring items) for the full year currently expected to be 20% to 25% above prior year
- Increased geographic and business diversity
- Positive regulatory/compliance performance
- Continuing to monitor developments in relation to Tab Limited
- We will continue to challenge ourselves to be . . . .


TABCORP


CONRAD
JUPITERS


CONRAD
TREASURY


TAB


tab sportsbet

Star City


footytip






Club
KENO

KENO

Australia's Premier Gambling and Entertainment Group

Jupiters

TABARET


convention and
exhibition centre










TABCORP




TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

23 February 2004

Mr James Gerraty
Manager Companies – Melbourne
Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne Vic 3000

Facsimile (03) 9614 0303

Dear Mr Gerraty

TAH – Request for Trading Halt

TABCORP Holdings Limited (***TABCORP***) requests that Australian Stock Exchange Limited grants a trading halt in TABCORP's ordinary shares.

The trading halt is sought pending the making of material announcements to the market. It is expected that, upon announcements being made, the trading halt will end.
TABCORP is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Peter Caillard
Executive General Manager – Corporate, Legal and Compliance

TABCORP and NSW Racing Reach Agreement

Media Release

Monday, 23 February 2004

TABCORP Managing Director and Chief Executive Officer, Mr Matthew Slatter, and NSW Racing Chairman, Mr Tony Hartnell, jointly announced that:

- TABCORP and NSW Racing have today entered into a binding, conditional, Heads of Agreement which provides a detailed platform for a formal and definitive agreement which addresses NSW Racing's reasonable concerns, should TABCORP make a takeover bid for Tab Limited and that bid is successful. Upon implementation, the arrangements will place the NSW racing industry in a no less favourable position than it currently is in.

- The agreement, once implemented, will set a strong platform for an excellent long-term relationship between the NSW racing industry and TABCORP, via Tab Limited.

"We are delighted to have reached agreement with TABCORP," Mr Hartnell said.

"This proposal addresses the racing industry's concerns and will ensure its long-term viability and strength in the case of a TABCORP acquisition of Tab. The final outcome is pleasing for both parties."

Mr Slatter commented, "this is a very exciting day for Australian racing, and in the event of a TABCORP acquisition of Tab, economic benefits would flow across racing codes and all stakeholders would benefit from a more vibrant and flourishing industry".

For a summary of the key terms of the agreement reached, please see the annexure to this release.


NEW SOUTH WALES
RACING

Enquiries to Greg Purcell, Chief Executive
Telephone: (02) 9551-7565. Mobile: 0407 102 906.

Annexure
Key Terms of Heads of Agreement

The following is a summary of the key terms of the legally binding Heads of Agreement dated 23 February 2004 between TABCORP Holdings Limited ("TABCORP") and NSW Racing Pty Ltd (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales) ("NSW Racing").

Arrangements with NSW Racing

NSW Racing and TABCORP have agreed to the following key commercial terms, and have agreed to negotiate a formal, detailed agreement which would give effect to those terms if TABCORP acquires control of Tab Limited ("Tab").

The following arrangements are to apply in addition to those applicable under the Racing Distribution Agreement ("RDA") currently in place between NSW Racing and Tab.

Payments to NSW Racing

TABCORP has agreed to procure that Tab will increase the product fee payable by Tab to NSW Racing.

Financial year	Net increase in fees to NSW Racing
2004/2005	$3 million
2005/2006	$6 million
2006/2007	$9 million
2007/2008	$12 million
Subsequent financial years	$12 million, indexed to CPI at 30 June 2008

Sale of gaming businesses

NSW Racing will consent to, and cooperate in, the disposal or cessation of Tab's gaming activities as required by the New South Wales government. NSW Racing will receive 25% of the net profit on the sale of Tab's gaming businesses (measured against the book value of the businesses as at 31 December 2003), less rebates owed by NSW Racing to Tab in respect of those businesses. Only rebates up to a value of $5 million will be taken into account.

Once Tab's gaming businesses are sold, NSW Racing will have no further interest in those businesses.

Synergies

The parties have agreed that cost allocation principles set out in the RDA, uplifted to the TABCORP level, are to apply, which aim to ensure that the New South Wales racing industry, the Victorian racing industry and TABCORP and Tab shareholders benefit fairly and equitably from any cost synergies realised if the TABCORP group acquires Tab.

Pooling

As provided for under the RDA, Tab will only be able to pool its New South Wales totalizator pools with other jurisdictions' totalizator pools with the consent of NSW Racing. That consent may not be unreasonably withheld.

TABCORP has agreed, however, that any totalizator pooling arrangements will be such that no pooling fees will be charged between the current TABCORP group (ie excluding Tab) and Tab in relation to the joining of the New South Wales totalizator pools, which are managed by Tab, with the SuperTAB totalizator pools, which are managed by the current TABCORP group.

Fixed odds wagering

Any fixed odds wagering on racing by Tab will be subject to NSW Racing's approval and, to the extent not conducted during 2003 by Tab, will be subject to a product fee as agreed between Tab and NSW Racing.

Guarantee

TABCORP will provide a financial and performance guarantee in respect of Tab's obligations under the RDA.

Management structure

Tab will continue to manage Tab's businesses, but, through changes to a consultative committee comprising representatives of Tab and NSW Racing, NSW Racing will have a greater capacity to be consulted and to provide recommendations in relation to New South Wales wagering and (until Tab's gaming businesses are sold) gaming.

Sky Channel

New South Wales racing clubs will be given the option of maintaining, until 30 June 2006, the contractual arrangements relating to Sky Channel which were in place as at 30 June 2003. Alternatively, those clubs will have the option to continue with any other arrangements agreed before TABCORP acquires control of Tab. For clubs other than New South Wales metropolitan thoroughbred racing clubs, any rights of first or last refusal or options to renew or extend in favour of Tab or Sky Channel will be disregarded.

TABCORP will be required to procure that Sky Channel Pty Ltd negotiates in good faith with the New South Wales racing clubs in relation to broadcast rights for Sky Channel from 30 June 2006 onwards. The future TABCORP group (including Tab and Sky Channel) will not object to those clubs negotiating collectively if they wish to do so.

TABCORP has also given NSW Racing a number of assurances that Sky Channel Pty Ltd will not give undue preference to the Victorian racing industry to the detriment of the New South Wales racing industry.

There will be annual meetings of a consultative committee comprising representatives of state racing industries to discuss the Sky Channel coverage program.

Exclusivity and right of last refusal

Until 23 May 2004, TABCORP has the exclusive right to negotiate arrangements, to give effect to the matters outlined above, with NSW Racing in connection with the requirements of proposed section 43A of the *Totalizator Act 1997* (NSW) (and any arrangements required to be entered into before the proclamation of the *Totalizator Legislation Amendment Act 2003* (NSW)) (the "NSW government requirements").

In addition, the following arrangements apply with effect immediately and will extend beyond 23 May 2004.

NSW Racing will not enter into exclusivity arrangements with any other person in relation to the NSW government requirements.

TABCORP will have a "right of last refusal" such that, if NSW Racing enters into a legally binding arrangement (an "Alternative Arrangement") with another bidder (or related body corporate of another bidder) for the shares in Tab for the purpose of the NSW government requirements and TABCORP makes an offer on more favourable terms, NSW Racing must accept that offer.

Termination rights

TABCORP may terminate the Heads of Agreement if:

- NSW Racing enters into a legally binding arrangement (including a heads of agreement) with another bidder for the shares in Tab for the purpose of the NSW government requirements; or
- the NSW government makes a public statement or gives written notice to TABCORP to the effect that the NSW government requirements will no longer apply or that the NSW government is prepared to nominate another bidder for the shares in Tab as the "nominated company" notwithstanding that the bidder (or one of its related bodies corporate) has not entered into arrangements with NSW Racing or has entered into arrangements with NSW Racing which are less favourable to NSW Racing than those contemplated by the Heads of Agreement.

The "right of last refusal" will survive termination by TABCORP pursuant to the above rights.

NSW Racing may terminate the Heads of Agreement if:

TABCORP (or one of its wholly owned subsidiaries) does not announce a takeover bid for the shares in Tab within 7 days of the execution of the Heads of Agreement;

- having announced a bid, TABCORP (or one of its wholly owned subsidiaries) withdraws its takeover bid for the shares in Tab;
- having announced a bid, TABCORP announces that a condition of the bid cannot be fulfilled and will not be waived;
- TABCORP does not acquire control of Tab within 6 months after execution of the Heads of Agreement; or
- TABCORP does not exercise its right of last refusal to better an Alternative Arrangement in circumstances where the Alternative Arrangement is more favourable to NSW Racing than that contemplated by the Heads of Agreement.

Each party also has the right to terminate the Heads of Agreement in the event of a material breach of it.


TABCORP

TABCORP announces takeover offer for Tab

23 February 2004

Introduction

TABCORP Holdings Limited ("TABCORP") today announced a takeover offer for 100% of the shares in Tab Limited ("Tab").

TABCORP's takeover offer has a value of $4.50 per Tab share assuming a TABCORP share price of between $11.36 and $12.50. The last closing price of TABCORP shares on ASX was $11.85.

Mr Michael Robinson, TABCORP's Chairman, said "TABCORP has made a takeover offer that provides significant benefits for Tab and TABCORP shareholders while winning the support of the NSW racing industry and the NSW Government".

Offer details

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said "TABCORP's takeover offer will provide substantial value to Tab shareholders and represents a demonstrably superior alternative to UNiTAB's takeover offer for Tab."

For each Tab share they own, TABCORP is offering Tab shareholders:

- $2.00 cash; and
- between 0.20 and 0.22 TABCORP shares.
  - The actual number of TABCORP shares issued will depend on the volume weighted average price ("VWAP") of TABCORP shares over a pricing period of 10 trading days immediately after the date on which TABCORP's takeover offer becomes, or is declared, unconditional.
  - This implies a value of $2.50 in TABCORP shares assuming a VWAP of between $11.36 and $12.50 (subject to rounding).
  - If the VWAP is within the range of $11.36 to $12.50, the number of TABCORP shares to be issued for each Tab share will be calculated by dividing $2.50 by the VWAP. If the VWAP is $11.36 or less, the number of TABCORP shares issued will be 0.22 per Tab share and if the VWAP is $12.50 or more, the number of TABCORP shares issued will be 0.20 per Tab share.

The value of TABCORP's offer is illustrated in the table below.

Figure 1: Value of TABCORP's offer (per Tab share)

TABCORP VWAP		TABCORP shares		Cash		Value of the TABCORP offer
$11.00	x	0.220	+	$2.00	=	$4.42
$11.36	x	0.220	+	$2.00	=	$4.50
$11.85	x	0.211	+	$2.00	=	$4.50
$12.50	x	0.200	+	$2.00	=	$4.50
$13.00	x	0.200	+	$2.00	=	$4.60

In addition, Tab shareholders will be entitled to receive Tab's fully franked 2004 interim dividend of $0.09 per Tab share which is to be paid today.



TABCORP will also make an offer to acquire all of the options over unissued Tab shares at their "in the money" value based on a Tab share price of $4.50.

Significant premium

TABCORP's offer will allow Tab shareholders to realise their investment in Tab at a significant premium by receiving a substantial cash payment and still having an opportunity to participate in the larger and more diversified merged entity.

The value of $4.50 per Tab share represents:

- a 34% premium to Tab's closing share price prior to the announcement of the proposed merger with UNiTAB[1];
- a 28% premium to Tab's closing share price prior to the announcement of TABCORP's initial merger proposal[2];
- a multiple of 11.4 times Tab's EBITDA for the year ended 30 June 2003[3]; and
- a multiple of 23.3 times Tab's reported earnings per share (pre goodwill amortisation) for the year ended 30 June 2003[4].

Agreement with NSW Racing

TABCORP's takeover offer follows the joint announcement today by the NSW racing industry ("NSW Racing") and TABCORP that they have signed a legally binding heads of agreement which sets out the key principles of the relationship between NSW Racing, TABCORP and Tab, in the event that TABCORP acquires Tab. A copy of the announcement is set out in Annexure 1.

Mr Slatter continued, "TABCORP is delighted to have reached agreement with NSW Racing and we look forward to working together to maximise the benefits for all stakeholders".

NSW Racing and TABCORP will work together on an exclusive basis to formally document those agreed key principles. NSW Racing has agreed not to engage in any discussions with any other bidder (including UNiTAB) in relation to Tab for three months.

Mr Slatter said, "TABCORP's takeover offer creates a significant milestone in the history of Australian racing."

"Customers will be the winners with a merged $9 billion wagering pool (subject to industry and regulatory approvals), economic benefits will flow across the racing codes and shareholders will benefit from a vibrant and flourishing industry."

"There will be new innovations, less volatility in distributions and greater financial support for the racing industry - this is a very exciting day for Australian racing", Mr Slatter said.

Approval by the NSW Government

The NSW Government has announced today that the agreement between NSW Racing and TABCORP satisfies its requirements for TABCORP to be nominated under the Totalizator Act if TABCORP's takeover offer is successful. TABCORP therefore expects to be the nominated bidder if it receives acceptances for more than 50% of Tab shares and intends to acquire 100% of Tab if it becomes entitled to do so.


TABCORP

Mr Slatter continued, "We are delighted that the NSW Government has announced today that it approves the agreement between NSW Racing and TABCORP as this is fundamental to the success of any takeover offer for Tab".

TABCORP's offer is superior to UNiTAB's offer

TABCORP considers that its offer is superior to UNiTAB's offer because it provides greater certainty of value and deliverability to Tab shareholders for the reasons set out below.

- TABCORP's offer provides cash of $2.00 per Tab share compared to the $1.36 per share cash component of UNiTAB's offer (after adjusting for Tab's 2004 interim dividend of $0.09 per Tab share).
- Earnings per share ("EPS") (pre goodwill amortisation) uplift for Tab shareholders under the TABCORP offer, should they choose to reinvest the gross cash component of the proceeds they will receive in TABCORP shares, is expected to be significantly more than under the UNiTAB offer. On an illustrative, pro-forma basis for the year ending 30 June 2004, the EPS uplift is expected to be in excess of 55%[5]. This compares to 25% EPS (pre goodwill amortisation)[6] uplift on a pro-forma basis for the year ended 30 June 2003 as set out in UNiTAB's bidder's statement.
- Dividend per share ("DPS") uplift for Tab shareholders under the TABCORP offer, should they choose to reinvest the gross cash component of the proceeds they will receive in TABCORP shares, is also expected to be significantly more than under the UNiTAB offer. On an illustrative, pro-forma basis in respect of dividends paid or to be paid in the year ending 30 June 2004, the DPS uplift is in excess of 50%. UNiTAB's bidder's statement does not illustrate the DPS uplift for a Tab shareholder under its offer[7].
- TABCORP's offer is structured to provide Tab shareholders with certainty of value such that the offer value remains at $4.50 per Tab share provided TABCORP's share price is between $11.36 and $12.50. The last closing price of TABCORP shares on ASX was $11.85. The implied value of UNiTAB's offer varies with every change in the UNiTAB share price.
- For UNiTAB's offer to be valued at $4.50 per Tab share, shares in a merged UNiTAB/Tab would need to trade at $6.68. Based on information contained in UNiTAB's bidder's statement, this would imply the need for the market to re-rate the merged entity so that its shares trade on a substantially higher multiple of EBITDA (including 100% of net synergies) than the implied blended multiple of the merged entity.
- TABCORP has reached an in-principle agreement with NSW Racing in connection with Tab for the purpose of the proposed section 43A of the Totalizator Act 1997 (NSW). That agreement provides for an exclusive three month period for the parties to formally give effect to the agreed key principles. The NSW Government has announced that it is prepared to nominate TABCORP under the Totalizator Act subject to TABCORP's offer being successful. UNiTAB has not reached agreement with NSW Racing.
- TABCORP will have a stronger financial position. Standard & Poor's has confirmed that TABCORP will retain its current BBB+ credit rating (with a negative outlook) in the event that TABCORP is successful in acquiring more than 50% of the Tab shares on the terms of the offer. UNiTAB is unrated by Standard & Poor's.


TABCORP

Profile of the merged entity

The merged entity will operate Australia's leading gambling and entertainment businesses. This will include:

- ownership of wagering and sportsbetting operations in New South Wales and Victoria;
- operation of four of Australia's leading casino, hotel and entertainment facilities – Star City in Sydney and Conrad Jupiters Hotel Casino, Conrad Treasury Hotel Casino and Jupiters Townsville in Queensland;
- operation of approximately 18,000 gaming machines on the east coast of Australia (including 13,684 in Victoria);
- operation of key wagering media businesses, including Sky Channel; and
- Keno in NSW, Queensland and Victoria.

A profile of the merged entity is set out in Annexure 2.

Mr Robinson said "The merger of TABCORP and Tab will add to the strong and diversified platform of the TABCORP group and will build on the success we have achieved through the acquisition of Jupiters".

The merged entity is expected to have annual earnings before interest, tax, depreciation and amortisation (EBITDA) of more than $950 million.

Benefits to TABCORP shareholders

Mr Slatter commented, "a merger of TABCORP and Tab will create significant value for TABCORP shareholders through the realisation of substantial synergies and efficiencies as we have achieved with the recent acquisition of Jupiters."

TABCORP has undertaken financial due diligence on Tab and believes that it can realise synergies and efficiencies (contributing to pre-tax earnings) of at least $53 million per year (after deducting the NSW and Victorian racing industries' net share of synergies and assuming certain regulatory approvals are obtained) in the third full year following completion of the merger.

It is expected that of the $53 million of net synergies and efficiencies to TABCORP, approximately 40% will be realised in the first full year following completion of the merger and approximately 60% will be realised in the second full year following completion of the merger.

In addition, the TABCORP/Tab group will pay NSW Racing increased product fees with a net value of $12 million per year, phased in over four years at 25% per year and indexed to CPI for the financial year ending 30 June 2009 and beyond. Additional details are set out in Annexure 1.

The combined impact of net synergies and efficiencies less additional product fees to NSW Racing is expected to add at least $41 million to the TABCORP group's pre-tax earnings in the third year following the acquisition (assuming the full $12 million increased product fee, which is to be fully phased in by the fourth year).

The acquisition is expected to be earnings per share (pre goodwill amortisation) neutral in the second full year following completion of the merger and accretive thereafter.


TABCORP

Mr Slatter continued, "Tab's business will complement TABCORP's existing businesses and will further diversify the group's operations across different markets and products. Following the acquisition of Tab, TABCORP will focus in the short to medium term on completing the integration of Jupiters' casinos and fully integrating Tab to maximise the synergy benefits and operational improvements for the benefit of TABCORP shareholders".

"We believe that we can create a unique business that is very clearly Australia's premier gambling and entertainment group and one of the best in the world" Mr Slatter said.

Conditions

TABCORP's takeover offer is subject to various conditions which are summarised in Annexure 3.

Media and analysts' presentations

TABCORP will host a presentation to the media at 2.30pm today to discuss its takeover offer for Tab.

TABCORP will also host a presentation to analysts and investors at 4.30pm today to discuss its takeover offer for Tab.

The analysts' presentation will also be webcast (www.tabcorp.com.au). A copy of the presentation material accompanies this announcement and will also be posted on TABCORP's website.

UBS is acting as financial adviser to TABCORP and Allens Arthur Robinson is acting as legal adviser to TABCORP.

For further information please contact

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277

Annexure 1

Joint announcement by NSW Racing and TABCORP

Media Release

TABCORP and NSW Racing Reach Agreement

Monday, 23 February 2004

TABCORP Managing Director and Chief Executive Officer, Mr Matthew Slatter, and NSW Racing Chairman, Mr Tony Hartnell, jointly announced that:

- TABCORP and NSW Racing have today entered into a binding, conditional, Heads of Agreement which provides a detailed platform for a formal and definitive agreement which addresses NSW Racing's reasonable concerns, should TABCORP make a takeover bid for Tab Limited and that bid is successful. Upon implementation, the arrangements will place the NSW racing industry in a no less favourable position than it currently is in.

- The agreement, once implemented, will set a strong platform for an excellent long-term relationship between the NSW racing industry and TABCORP, via Tab Limited.

"We are delighted to have reached agreement with TABCORP," Mr Hartnell said.

"This proposal addresses the racing industry's concerns and will ensure its long-term viability and strength in the case of a TABCORP acquisition of Tab. The final outcome is pleasing for both parties."

Mr Slatter commented, "this is a very exciting day for Australian racing, and in the event of a TABCORP acquisition of Tab, economic benefits would flow across racing codes and all stakeholders would benefit from a more vibrant and flourishing industry".

For a summary of the key terms of the agreement reached, please see the annexure to this release.


NEW SOUTH WALES
RACING

Enquiries to Greg Purcell, Chief Executive
Telephone: (02) 9551-7565. Mobile: 0407 102 906.

Annexure

Key Terms of Heads of Agreement

The following is a summary of the key terms of the legally binding Heads of Agreement dated 23 February 2004 between TABCORP Holdings Limited ("TABCORP") and NSW Racing Pty Ltd (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales) ("NSW Racing").

Arrangements with NSW Racing

NSW Racing and TABCORP have agreed to the following key commercial terms, and have agreed to negotiate a formal, detailed agreement which would give effect to those terms if TABCORP acquires control of Tab Limited ("Tab").

The following arrangements are to apply in addition to those applicable under the Racing Distribution Agreement ("RDA") currently in place between NSW Racing and Tab.

Payments to NSW Racing

TABCORP has agreed to procure that Tab will increase the product fee payable by Tab to NSW Racing.

Financial year	Net increase in fees to NSW Racing
2004/2005	$3 million
2005/2006	$6 million
2006/2007	$9 million
2007/2008	$12 million
Subsequent financial years	$12 million, indexed to CPI at 30 June 2008

Sale of gaming businesses

NSW Racing will consent to, and cooperate in, the disposal or cessation of Tab's gaming activities as required by the New South Wales government. NSW Racing will receive 25% of the net profit on the sale of Tab's gaming businesses (measured against the book value of the businesses as at 31 December 2003), less rebates owed by NSW Racing to Tab in respect of those businesses. Only rebates up to a value of $5 million will be taken into account.

Once Tab's gaming businesses are sold, NSW Racing will have no further interest in those businesses.

Synergies

The parties have agreed that cost allocation principles set out in the RDA, uplifted to the TABCORP level, are to apply, which aim to ensure that the New South Wales racing industry, the Victorian racing industry and TABCORP and Tab shareholders benefit fairly and equitably from any cost synergies realised if the TABCORP group acquires Tab.

Pooling

As provided for under the RDA, Tab will only be able to pool its New South Wales totalizator pools with other jurisdictions' totalizator pools with the consent of NSW Racing. That consent may not be unreasonably withheld.

TABCORP has agreed, however, that any totalizator pooling arrangements will be such that no pooling fees will be charged between the current TABCORP group (ie excluding Tab) and Tab in relation to the joining of the New South Wales totalizator pools, which are managed by Tab, with the SuperTAB totalizator pools, which are managed by the current TABCORP group.

Fixed odds wagering

Any fixed odds wagering on racing by Tab will be subject to NSW Racing's approval and, to the extent not conducted during 2003 by Tab, will be subject to a product fee as agreed between Tab and NSW Racing.

Guarantee

TABCORP will provide a financial and performance guarantee in respect of Tab's obligations under the RDA.

Management structure

Tab will continue to manage Tab's businesses, but, through changes to a consultative committee comprising representatives of Tab and NSW Racing, NSW Racing will have a greater capacity to be consulted and to provide recommendations in relation to New South Wales wagering and (until Tab's gaming businesses are sold) gaming.

Sky Channel

New South Wales racing clubs will be given the option of maintaining, until 30 June 2006, the contractual arrangements relating to Sky Channel which were in place as at 30 June 2003. Alternatively, those clubs will have the option to continue with any other arrangements agreed before TABCORP acquires control of Tab. For clubs other than New South Wales metropolitan thoroughbred racing clubs, any rights of first or last refusal or options to renew or extend in favour of Tab or Sky Channel will be disregarded.

TABCORP will be required to procure that Sky Channel Pty Ltd negotiates in good faith with the New South Wales racing clubs in relation to broadcast rights for Sky Channel from 30 June 2006 onwards. The future TABCORP group (including Tab and Sky Channel) will not object to those clubs negotiating collectively if they wish to do so.

TABCORP has also given NSW Racing a number of assurances that Sky Channel Pty Ltd will not give undue preference to the Victorian racing industry to the detriment of the New South Wales racing industry.

There will be annual meetings of a consultative committee comprising representatives of state racing industries to discuss the Sky Channel coverage program.

Exclusivity and right of last refusal

Until 23 May 2004, TABCORP has the exclusive right to negotiate arrangements, to give effect to the matters outlined above, with NSW Racing in connection with the requirements of proposed section 43A of the *Totalizator Act 1997* (NSW) (and any arrangements required to be entered into before the proclamation of the *Totalizator Legislation Amendment Act 2003* (NSW)) (the "NSW government requirements").

In addition, the following arrangements apply with effect immediately and will extend beyond 23 May 2004.

NSW Racing will not enter into exclusivity arrangements with any other person in relation to the NSW government requirements.

TABCORP will have a "right of last refusal" such that, if NSW Racing enters into a legally binding arrangement (an "Alternative Arrangement") with another bidder (or related body corporate of another bidder) for the shares in Tab for the purpose of the NSW government requirements and TABCORP makes an offer on more favourable terms, NSW Racing must accept that offer.

Termination rights

TABCORP may terminate the Heads of Agreement if:

- NSW Racing enters into a legally binding arrangement (including a heads of agreement) with another bidder for the shares in Tab for the purpose of the NSW government requirements; or
- the NSW government makes a public statement or gives written notice to TABCORP to the effect that the NSW government requirements will no longer apply or that the NSW government is prepared to nominate another bidder for the shares in Tab as the "nominated company" notwithstanding that the bidder (or one of its related bodies corporate) has not entered into arrangements with NSW Racing or has entered into arrangements with NSW Racing which are less favourable to NSW Racing than those contemplated by the Heads of Agreement.

The "right of last refusal" will survive termination by TABCORP pursuant to the above rights.

NSW Racing may terminate the Heads of Agreement if:

- TABCORP (or one of its wholly owned subsidiaries) does not announce a takeover bid for the shares in Tab within 7 days of the execution of the Heads of Agreement;
- having announced a bid, TABCORP (or one of its wholly owned subsidiaries) withdraws its takeover bid for the shares in Tab;
- having announced a bid, TABCORP announces that a condition of the bid cannot be fulfilled and will not be waived;
- TABCORP does not acquire control of Tab within 6 months after execution of the Heads of Agreement; or
- TABCORP does not exercise its right of last refusal to better an Alternative Arrangement in circumstances where the Alternative Arrangement is more favourable to NSW Racing than that contemplated by the Heads of Agreement.

Each party also has the right to terminate the Heads of Agreement in the event of a material breach of it.


TABCORP

Annexure 2

Operating profile of the merged entity

A merger of TABCORP and Tab would further strengthen one of the world's premier gambling and entertainment companies. The merged entity would be the leading casino operator, wagering company and gaming machine operator in Australia.

Details of the operations that the merged entity would have are set out below.

Wagering and network games

- Totalisator and fixed odds betting in excess of 2,400 retail outlets, on-course, internet, and by phone under licence in Victoria and New South Wales.
- Keno in over 1,800 venues across NSW and Queensland and the joint operator of Keno under licence in Victoria.
- TABCORP Wagering and Network Games Division headquartered in Sydney

Media

- Provider of Sky Channel satellite television service telecasting race meetings and other sporting events throughout Australia and internationally.
- Provider of 2KY1017 radio broadcast service covering thoroughbred, harness, and greyhound races across Australia.

Gaming

- 13,684 gaming machines in 270 venues across Victoria.
- Monitoring services (including jackpotting) on around 40% of gaming machines in Queensland.

Casinos

- Operator of Star City Casino in Sydney providing 1,500 gaming machines and 200 tables.
- Operator of three casinos in Queensland – Conrad Treasury Hotel Casino in Brisbane, Conrad Jupiters Hotel Casino on the Gold Coast and Jupiters Townsville Casino, providing over 3,000 gaming machines and 200 tables.

Tab gaming

- If TABCORP is successful in its takeover offer for Tab, TABCORP must ensure that Tab's gaming machine monitoring, links and investment businesses are divested within 18 months of being acquired by TABCORP. In accordance with the NSW Government's requirements, TABCORP will operate these businesses separately from TABCORP's other existing businesses pending their divestment.



Annexure 3

Conditions of the offer

Set out below is a summary of the conditions of TABCORP's takeover offer for Tab. Full details of the conditions will be included in TABCORP's bidder's statement.

1 Minimum acceptance

At the end of the offer period, the TABCORP group has relevant interests in more than 50% of the Tab shares.

2 Totalizator Legislation Amendment Act 2003 (NSW) ("Amendment Act")

Before the end of the offer period, each of the following occurs.

- All sections of the Amendment Act have commenced.
- The NSW Racing Minister has nominated TABCORP or its subsidiary for the purposes of the Totalizator Agency Board Privatisation Act and the Totalizator Act (as proposed to be amended by the Amendment Act).
- The NSW racing industry has formally acknowledged to the NSW Racing Minister its approval of unconditional arrangements with TABCORP and Tab that satisfy the requirements of the Totalizator Act (as proposed to be amended by the Amendment Act).

3 Other regulatory approvals

Before the end of the offer period, the TABCORP group receives unconditionally all other necessary approvals from regulatory and public authorities, and those approvals remain in full force and effect and are not subject to any indication of revocation, suspension, modification or non-renewal. This includes the Australian Competition and Consumer Commission's informal approval of a merger of TABCORP and Tab not being revoked or modified.

4 No regulatory actions

During the period until the end of the offer period, no decision is made by, no action is taken or proposed to be taken by, and no application is made to, any regulatory or public authority which might restrain or impede the takeover offer or any transaction contemplated by TABCORP's bidder's statement in relation to the takeover offer, or require divestiture of Tab shares by the TABCORP group or of the assets of the Tab group or the TABCORP group. This includes the Australian Competition and Consumer Commission not taking or threatening any action to restrain the acquisition of Tab shares by the TABCORP group.

5 No material adverse change

Before the end of the offer period, no event, change or condition occurs or becomes known to TABCORP where that would have or could be reasonably expected to have a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Tab group, or to the status or terms of arrangements entered into by the Tab group, or to the status or terms of any approvals, licences or permits from regulatory and public authorities applicable to the Tab group.

6 No material acquisitions, disposals or new commitments

During the period until the end of the offer period:

- the Tab group does not acquire or dispose of any assets or businesses, or offer or agree to or announce any acquisitions or


TABCORP

disposals, for an amount in aggregate greater than $3 million (or, in the case of disposals, where the book value is in aggregate greater than $3 million);

- the Tab group does not enter into, or offer or agree to enter into, or announce, any arrangement which would require expenditure, or the foregoing of revenue, by the Tab group of an amount in aggregate greater than $3 million, other than in the ordinary course of business; and
- the Tab group does not enter into, or offer or agree to enter into, or announce, any equity, profit-sharing or similar arrangement or venture relating to any media business of the Tab group (including Sky Channel and Radio 2KY) which involves a commitment of the Tab group of greater than 12 months or would require expenditure, or the foregoing of revenue, by the Tab group of an amount in aggregate greater than $3 million,

and during that period the business of the Tab group is otherwise carried on in the ordinary and usual course of business.

7 **No dividends**

During the period until the end of the offer period, Tab does not make or declare any dividend or other distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than Tab's 2004 interim dividend of 9 cents per Tab share.

8 **Loan facility agreement**

At the end of the offer period, the formal loan facility agreement to be used to fund the cash component of the offer has been executed and all of the conditions precedent to the availability of funds under that agreement (excluding any conditions within the sole control of the TABCORP group) have been either satisfied or waived.

9 **No prescribed occurrences**

During the period until three business days after the end of the offer period, none of the matters of the type set out in section 652C of the *Corporations Act* occurs in relation to the Tab group.



Notes to the announcement

---

[1] Calculated using Tab's closing share price on 15 October 2003 of $3.36.

[2] Calculated using Tab's closing share price on 4 November 2003 of $3.51.

[3] Assuming Tab has 451.2 million shares on issue, net debt as at 31 December 2003 of $317 million, options in the money to the value of $2.9 million and 2003 EBITDA of $206 million.

[4] Tab's 2003 EPS (pre amortisation) was $0.19.

[5] The illustrative uplift in EPS (pre amortisation) for Tab shareholders who accept TABCORP's offer assumes reinvestment of all proceeds into TABCORP shares at $11.85 per TABCORP share (assuming no tax is payable on the sale of Tab shares and that no brokerage applies). The illustrative uplift is based on a pro-forma compilation of stand-alone forecast information for the TABCORP group and estimated financial information for the Tab group for the year ending 30 June 2004, to be presented in TABCORP's bidder's statement and assumes full third year pro-forma synergies are realised.

[6] Based on pro-forma earnings for the year ended 30 June 2003.

[7] The illustrative uplift in DPS for Tab shareholders who accept TABCORP's offer assumes reinvestment of all proceeds into TABCORP shares at $11.85 per TABCORP share (assuming no tax is payable on the sale of Tab shares and that no brokerage applies) and that Tab shareholders would receive the benefit of dividends paid or to be paid by TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003.

TABCORP Holdings Limited

Takeover Offer for Tab Limited

23 February 2004


TABCORP

Agenda

- Summary of TABCORP's offer
- TABCORP's offer is superior to UNiTAB's offer
- Agreement with NSW Racing
- Benefits for Tab shareholders
- Benefits for TABCORP shareholders
- Offer conditions
- Funding structure
- Benefits to NSW and Victorian racing industries

Summary of TABCORP's offer

- TABCORP is offering $2.00 cash plus between 0.20 and 0.22 TABCORP shares for each Tab share
  - the share component of the offer will have a value of $2.50[1] based on the VWAP of TABCORP shares in the 10 trading days on ASX immediately after the offer becomes unconditional
- TABCORP's offer represents a value for Tab of $4.50 per share[1]
- The offer is subject to conditions including > 50% acceptances and NSW Government / NSW Racing approvals
  - TABCORP has reached an exclusive in-principle agreement with NSW Racing
  - NSW Government has indicated that it is prepared to nominate TABCORP subject to the offer being successful
- TABCORP considers that its offer is superior to UNiTAB's offer because it provides greater certainty of value and deliverability for Tab shareholders

NOTE:

1 Assuming a VWAP of between $11.36 and $12.50 (subject to rounding). The number of TABCORP shares to be issued will not be fewer than 0.20 or more than 0.22 TABCORP shares per Tab share


TABCORP

Summary of TABCORP's offer

TABCORP's offer represents a value of $4.50 per Tab share assuming a TABCORP share price of between $11.36 and $12.50

TABCORP share price		TABCORP shares per Tab share[1,2]		Share component		Cash component		Value of TABCORP's offer[2]
$11.00	X	0.220	=	$2.42	+	$2.00	=	$4.42
$11.36	X	0.220	=	$2.50	+	$2.00	=	$4.50
$11.85[3]	X	0.211	=	$2.50	+	$2.00	=	$4.50
$12.50	X	0.200	=	$2.50	+	$2.00	=	$4.50
$13.00	X	0.200	=	$2.60	+	$2.00	=	$4.60

NOTES:

1 The number of shares to be issued will be calculated as $2.50 divided by the Volume Weighted Average Price ("VWAP") of TABCORP shares traded on ASX in the 10 trading days immediately after the offer becomes unconditional, subject to a minimum of 0.20 shares and a maximum of 0.22 shares per Tab share

2 Subject to rounding

3 Closing price of TABCORP shares on 20 February 2004


TABCORP

TABCORP's offer is superior to UNiTAB's offer

TABCORP's offer provides greater certainty to Tab shareholders than the UNiTAB offer

- TABCORP's offer has a higher cash component
  - $2.00 cash per Tab share versus $1.36[1] under the UNiTAB offer
- TABCORP's offer structure provides downside protection
  - the value of TABCORP's offer remains at $4.50 per Tab share while TABCORP's share price is between $11.36 and $12.50[2]
  - the last closing price of TABCORP shares on ASX was $11.85
  - the implied value of UNiTAB's offer varies with every change in the UNiTAB share price

NOTES:

1 Adjusted for the payment of Tab's interim dividend of $0.09 per Tab share

2 Subject to rounding


TABCORP

TABCORP's offer is superior to UNiTAB's offer

- The acquisition of Tab by TABCORP represents a relatively smaller acquisition than an acquisition by UNiTAB

New shares issued to Tab shareholders as a % of the existing capital base



19%
81%
TABCORP (existing)
TABCORP (new)
38%
62%
UNiTAB (existing)
UNiTAB (new)

- The value of UNiTAB's offer is based on an uncertain post merger UNiTAB share price
  - Tab represents in excess of 70% of the merged entity's earnings (before accounting for synergy benefits)
  - forecast earnings not disclosed in UNiTAB's bidder's statement
  - Tab has historically traded at a lower multiple than UNiTAB
  - the post-transaction UNITAB/Tab trading multiple of earnings might be lower than UNiTAB's current trading multiple

TABCORP's offer is superior to UNiTAB's offer

A blended UNiTAB / Tab multiple would imply significant downside risk in UNiTAB's share price



10.0x
9.0x
8.0x
7.0x
6.0x
9.3x
8.0x
8.3x
9.2x
UNiTAB 2004F EBITDA multiple (1)
Tab 2004F EBITDA multiple (2)
Blended UNiTAB/Tab 2004F EBITDA multiple (3)
Required UNiTAB/Tab 2004F EBITDA multiple to derive $4.50 of value for Tab shareholders (4)

NOTES:

1 Based on UNiTAB's volume weighted average share price since the announcement of UNiTAB's FY2004 interim results of $6.64 and broker consensus EBITDA forecast for FY2004

2 Based on Tab's closing price on 15 October 2003 (the day prior to Tab's announcement of merger discussions with UNiTAB) of $3.36 and broker consensus EBITDA forecast for FY2004

3 *Blended multiple based on relative* EBITDA contribution (before accounting for any synergies)

4 Assuming the 100% acquisition of Tab, full pro-forma synergies of $34.6 million and taking into account net debt balances as at 31 December 2003 for Tab and UNiTAB and the acquisition debt as described in UNiTAB's bidder's statements (including transaction and implementation costs)



TABCORP's offer is superior to UNiTAB's offer

TABCORP has reached an exclusive agreement with NSW Racing

- The legally binding Heads of Agreement provides for (among other things):
  - exclusivity (three months) to allow full documentation
  - TABCORP has the right to match any alternative arrangement (following the expiry of the exclusivity period) and thereby create a further binding agreement
  - TABCORP has the right to terminate if the NSW Government is prepared to nominate another bidder for Tab under the applicable legislation
- NSW Government has advised that this agreement meets its requirements for TABCORP to be the nominated party if its offer is successful
- TABCORP therefore expects to satisfy a key condition of its offer - UNiTAB's ability to satisfy this condition is doubtful


TABCORP

Agreement with NSW Racing

TABCORP's agreement with NSW Racing is the start of a positive new era for racing

- Heads of Agreement includes the following key elements in addition to those set out above:
  - Increased net product fees to NSW Racing of $12 million per year, phased in over four years at 25% per year and indexed to CPI from FY2009 and beyond
  - Tab to receive 100% of the net proceeds from the divestment of Tab Gaming up to book value as at 31 December 2003 and share any excess above that, with 25% of any excess (less accumulated rebates) paid to NSW Racing
  - Formation of a Sky Channel racing programme consultative committee comprising representatives of Tab and state racing bodies
  - Racing clubs' arrangements with Sky Channel to be extended to 30 June 2006, with clubs having option to negotiate collectively thereafter
- Further details have been provided in TABCORP's announcement


TABCORP

Benefits for Tab shareholders - significant premium

TABCORP's offer represents a significant premium over the trading price of Tab shares before Tab became the subject of takeover / merger proposals

Premium to Tab share price

- 33.9% premium to closing price on 15 October 2003[1]
- 28.2% premium to closing price on 4 November 2003[2]

NOTES:

1 The day prior to Tab's announcement of merger discussions with UNiTAB

2 The day prior to TABCORP's announcement of its initial merger proposal

Tab's share price from listing to the announcement of TABCORP's initial merger proposal



$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Implied value of TABCORP takeover offer = $4.50[1]
Offer premium to close on 4 November 2003 = 28.2%
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Tab closing price on ASX

Source: IRESS

NOTE:

1 Assuming a TABCORP share price of between $11.36 and $12.50 (subject to rounding)



TABCORP

Benefits for Tab shareholders - attractive multiple

TABCORP's offer represents an attractive multiple of Tab's earnings

Acquisition multiples - precedent transactions



EV/EBITDA
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
11.4x
11.0x
9.3x
8.5x
7.8x
7.4x
TABCORP takeover offer for Tab
Star City
Jupiters
Crown
Buyback of Jupiters founder shares
Breakwater Island Trust

Source: Independent expert reports, IRESS and company announcements

NOTE: All transaction multiples are based on the mid-point of valuations in independent experts' reports other than TABCORP's offer for Tab which is based on the terms announced today



TABCORP

Benefits for Tab shareholders - EPS uplift

TABCORP's offer is expected to be significantly accretive for Tab shareholders on an EPS (pre goodwill amortisation) basis

Pro-forma EPS (pre g/w amortisation) uplift (2003PF) under UNiTAB's offer [1]

EPS (pre amortisation) (cents per share)

40.0
35.0
30.0
25.0
20.0
15.0
10.0

+25%

19.3
24.1

Tab stand alone
Tab share of UTB / Tab (post full synergies)

Source: UNiTAB's bidder's statement

NOTE:

1 Assumes no tax or brokerage payable and cash proceeds received by Tab shareholders are reinvested into UNiTAB shares at $6.50 per share

Pro-forma EPS (pre g/w amortisation) uplift (2004PF) under TABCORP's offer [1,2]


EPS (pre amortisation) (cents per share)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
+45%
+55%
22.0
31.8
34.1
Tab stand alone
Tab share of TAH / Tab (pre synergies)
Tab share of TAH / Tab (post full synergies)

Source: TABCORP, estimates for Tab, broker reports, IRESS, annual reports and interim results announcements

NOTES:

1 Assumes no tax or brokerage payable and cash proceeds received by Tab shareholders are reinvested into TABCORP shares at $11.85 per share

2 Based on pro-forma compilation of TABCORP forecasts and estimates for Tab and certain assumptions (including full third year synergies) to be disclosed in TABCORP's bidder's statement

Benefits for Tab shareholders - DPS uplift

TABCORP's offer is also expected to be significantly accretive for Tab shareholders on a dividend per share basis

- UNiTAB did not provide forecast dividends in its bidder's statement
- TABCORP expects that the dividend per share uplift for Tab shareholders is greater through its offer than through the UNiTAB offer

Pro-forma DPS uplift (2004PF)[1,2] under TABCORP's offer



30.0
25.0
20.0
15.0
10.0
5.0
0.0
DPS (cents per share)
+54%
17.0
26.2
Tab stand alone
Tab share of TABCORP / Tab consolidated

Source: IRESS, annual reports, company announcements and interim results announcements

NOTES:

1 Assumes no tax or brokerage payable and cash proceeds received by Tab shareholders under TABCORP's offer are reinvested into TABCORP shares at $11.85 per share

2 Based on 2003 final dividend plus 2004 interim dividend



TABCORP

Benefits for Tab shareholders - opportunity to become a shareholder in TABCORP

The merged group would be the premier gambling and entertainment company across the wagering, casino, gaming and keno markets in Australia

- Operations spread across the east coast of Australia
- Ownership of wagering operations in NSW & Victoria
- Four of Australia's leading casino, hotel and entertainment facilities
- 18,000 gaming machines
- Keno operations in Queensland, NSW and Victoria



tab sportsbet
TAB
SKY CHANNEL
CONRAD TREASURY
KENO
TABARET
StarCity
Jupiters
CONRAD JUPITERS GOLD COAST
TAB
2KY 1017 AM
Jupiters



TABCORP

Benefits for Tab shareholders - opportunity to become a shareholder in TABCORP

A merger of TABCORP and Tab will result in the following advantages for Tab shareholders

- A stronger financial position than Tab
  - Standard & Poor's has confirmed TABCORP's BBB+ credit rating
- Greater operational scale with improved product diversification
- Greater geographic breadth and more diversified regulatory risk
- Larger market capitalisation
  - pro-forma TABCORP/Tab market capitalisation is estimated to be in excess of $6.0 billion based on TABCORP's last closing price on ASX of $11.85


TABCORP

Benefits for Tab shareholders - other

- There is potential for CGT rollover relief on the share component of TABCORP's offer consideration
  - assumes TABCORP acquires at least 80% of Tab shares
- Tab shareholders will not incur any brokerage costs through selling their Tab shares under TABCORP's offer

Benefits for TABCORP shareholders

The acquisition of Tab provides substantial short and longer term financial and strategic benefits for TABCORP shareholders

- The acquisition of Tab is expected to be EPS (pre goodwill amortisation) neutral in the second full year following completion of the merger and accretive thereafter
- The combined impact of net synergies and efficiencies less additional product fees to NSW Racing is expected to add at least $41 million to the TABCORP group's pre-tax earnings in the 2007 financial year (assuming the full $12 million increased product fee, which is to be fully phased in by the fourth year)
- The acquisition provides TABCORP with further jurisdictional diversification and increased exposure to wagering

Benefits for TABCORP shareholders - expected synergies

TABCORP has a strong track record in achieving synergies and operational improvements


Star City
SYDNEY

- Integration of Star City since October 1999 has extracted substantial synergy benefits and operational improvements
- EBIT (pre goodwill amortisation) has grown from $112m p.a to more than $182m p.a (FY2003)
- EBIT (pre goodwill amortisation) margin has increased from approximately 19.1% to in excess of 28.8%


Jupiters

- Annual synergies and efficiencies currently identified at $24.6 million
  - $14.4m above the Jupiters scheme booklet estimate
  - before any further upside from the properties currently managed by Caesar's Entertainment (Gold Coast and Brisbane casinos)
- FY2004 expected synergies and efficiencies are $9.5m comprising corporate ($4.8m), Townsville ($1.9m) and other ($2.8m)
- $20.5m synergies and efficiencies expected to be achieved in FY2005


TABCORP

Benefits for TABCORP shareholders - expected synergies

TABCORP is confident that it can improve the operating performance of Tab's wagering business

Relative EBIT margin (1H 2004)
(before racing industry fees, product & program fees and wagering tax)



75%
73%
71%
69%
67%
65%
68.8%
71.0%
74.3%
Tab - wagering
UNiTAB - wagering
TABCORP - wagering

Source: TABCORP and 1H 2004 results announcements



TABCORP

Benefits for TABCORP shareholders - expected synergies

The synergy benefits which are expected to arise through the merger of TABCORP and Tab have been increased since original estimates

- TABCORP has undertaken financial due diligence on Tab's operations
- Expected gross synergies and efficiencies of not less than $63 million to be realised in the third full year following completion of the merger (subject to regulatory approvals)

	$m
Revenue	10
Wagering & IT	36
Corporate & administration	17
Total	63


TABCORP

Benefits for TABCORP shareholders - expected synergies

- Expected net synergies and efficiencies are expected to contribute more than $53 million to TABCORP's pre-tax earnings in the third full year following completion of the merger (subject to regulatory approvals and after taking into account the NSW and Victorian racing industries' share of the synergies and efficiencies)
- The net synergies and efficiencies of $53 million are expected to be realised as set out below

Full year following completion of the merger	Approximate % of net synergies realised
Year 1	40%
Year 2	60%
Year 3	100%


TABCORP

Benefits for TABCORP shareholders - expected synergies

- In addition, the TABCORP/Tab group will pay NSW Racing increased product fees with a net value of $12 million per year phased in over four years at 25% per year and indexed to CPI in FY2009 and beyond
- The combined impact of net synergies and efficiencies less additional product fees to NSW Racing is expected to add at least $41 million to the TABCORP group's pre-tax earnings in the 2007 financial year (assuming the full $12 million increased product fee, which is to be fully phased in by the fourth year)

Offer conditions

- Offer is subject to certain key conditions, including:
  - TABCORP acquiring more than 50% of Tab
  - Requirement to conclude fully documented agreement with NSW Racing
  - NSW Government to proclaim amendments to Totalizator Act and to nominate TABCORP for the purposes of those amendments
  - Other relevant regulatory approvals
  - No regulatory actions
  - No material adverse change of Tab
  - No material acquisitions, disposals or new commitments by Tab
  - No prescribed occurrences
  - No dividends other than Tab's 2004 interim dividend
  - Ability to draw down under debt facility
- TABCORP has already received advice from the NSW Government that its agreement with NSW Racing is acceptable and that the ACCC has no objection to its proposal to merge with Tab


TABCORP

Funding structure

TABCORP would conservatively fund the acquisition of Tab. In addition, S&P has confirmed that TABCORP will retain its current BBB+ credit rating, subject to negative outlook

Uses	
Number of Tab shares (m)	451.1
Implied value per share[1]	$4.50
Acquisition equity value ($m)	2,030
Cost of acquiring options ($m)	3
Net debt[2] ($m)	317
Acquisition enterprise value[3] ($m)	2,350

Notes:
1 Based on $11.85 per TABCORP share
2 Based on net debt as at 31 December 2003
3 Excluding transaction costs and required cash balances

Sources[1]		
Equity ($m)	1,128	48%
Debt ($m)	1,222	52%
Total funding ($m)	2,350	100%

Note:
1 Based on TABCORP share price of $11.85 meaning Tab shareholders would receive $2.00 cash plus 0.211 TABCORP shares (subject to rounding)



TABCORP

Benefits to NSW and Victorian racing industries

A merger of Tab and TABCORP is expected to provide substantial benefits to both NSW and Victorian racing industries

- Share in the expected synergy and efficiency benefits
- Establishment of TABCORP wagering head office in NSW
- Formation of a Sky Channel racing programme consultative committee
- Deeper pool and greater range of products
- Increased net product fees to NSW Racing of $12 million per year, phased in over four years at 25% each year and indexed to CPI in FY2009 and beyond
- Improved structure in relation to governance of the NSW wagering business
- Racing clubs' arrangements with Sky Channel to be extended to 30 June 2006, with clubs having the option to negotiate collectively thereafter
- Enhanced flexibility for NSW Racing to manage its racing programme schedule and race tracks












Australia's Premier Gambling and Entertainment Group









Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

TABCORP Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the capital of TABCORP (***Ordinary Shares***).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,839,843 Ordinary Shares will be issued to MLEQ Nominees Pty Limited, an entity of Merrill Lynch International (Australia) Limited as underwriters of TABCORP's Dividend Reinvestment Plan (***DRP***) in respect of the interim dividend (***Interim Dividend***) for the year ending 30 June 2004 payable on 6 April 2004. 5,363,823 Ordinary Shares will be issued to eligible shareholders (***DRP Participants***) who have successfully elected to participate in the DRP in respect of the Interim Dividend.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the Ordinary Shares will be the same as the terms of the existing Ordinary Shares. The price at which these Ordinary Shares will be issued is set out in clause 5 of this Appendix.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	The Ordinary Shares to be issued to MLEQ Nominees Pty Limited will be issued at a price of $11.69 per share, being the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of Ordinary Shares sold in the ordinary course of trading on the Australian Stock Exchange over a period of ten business days beginning on the second business day after the dividend record date of 2 March 2004. This price is referred to as the VWAP. The Ordinary Shares to be issued to DRP Participants will be issued at a price of $11.40 per share, which is the VWAP less a discount of 2.5% (which discount the TABCORP Board has determined will apply under the DRP at this time).
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfaction of the terms and conditions of the DRP Underwriting Agreement dated 1 September 2003 between TABCORP and Merrill Lynch International (Australia) Limited in respect of the Interim Dividend. In satisfaction of the terms and conditions of the DRP in respect of the Interim Dividend.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Ordinary Shares will be issued to MLEQ Nominees Pty Limited on or about 6 April 2004. Ordinary Shares will be issued to DRP Participants on 6 April 2004, being the Interim Dividend payment date.

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	423,483,461 (including the securities in clause 2 of this Appendix).	Ordinary Shares.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,500,000	Options allocated to the Managing Director and Chief Executive Officer on 8 October 2002 as detailed in the Notice of Annual General Meeting dated 15 August 2002.
		1,435,791	Performance Options pursuant to the company's Long Term Performance Plan.
		200,728	Share Rights pursuant to the company's Long Term Performance Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per the existing Ordinary Shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 March 2004
(Company secretary)

Print name: Peter Caillard

== == == == ==

+ See chapter 19 for defined terms.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

2 April 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED

OFF-MARKET TAKEOVER BID BY TABCORP INVESTMENTS NO.4 PTY LTD

FORM 603 – NOTICE OF INITIAL SUBSTANTIAL HOLDER

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (a wholly owned subsidiary of TABCORP Holdings Limited), is a completed Form 603 – Notice of initial substantial holder, in relation to TABCORP Investments No.4 Pty Ltd's deemed substantial holding in Tab Limited.

The attached has also been sent to Tab Limited today.

Peter Caillard
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme *Tab Limited*

ACN/ARSN *081 765 308*

1. Details of substantial holder (1)

Name *TABCORP Investments No.4 Pty Ltd (in accordance with the Corporations Act, this notice is required because TABCORP Investments No.4 Pty Ltd has made a takeover bid for Tab Limited).*

ACN/ARSN (if applicable) *74 108 197 084*

The holder became a substantial holder on (d/m/y) *2 April 2004*

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	*0*	*0*	*0%*

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Not Applicable	*Not Applicable*	*Not Applicable*

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Not Applicable	*Not Applicable*	*Not Applicable*	*Not Applicable*

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition (d/m/y)	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Not Applicable	*Not Applicable*	*Not Applicable*	*Not Applicable*	*Not Applicable*

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	*Not Applicable*

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4 Pty Ltd	*5 Bowen Crescent, Melbourne, Victoria, 3004*

Signature

print name *Peter Caillard* capacity *Director*

sign here date *2 April 2004*

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

2 April 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

For Immediate Release

TAKEOVER BID BY TABCORP INVESTMENTS NO.4 PTY LTD IN RELATION TO TAB LIMITED

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (a wholly owned subsidiary of TABCORP Holdings Limited), is a copy of a notice provided under section 633(4) of the *Corporations Act 2001* (Cth).

Peter Caillard
Company Secretary

Corporations Act 2001 (Cth)

Section 633(4)

Notice

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) gives notice pursuant to section 633(4) of the *Corporations Act 2001* (Cth) that 5 April 2004 is the date which has been set, in accordance with section 633(2) and 633(3), for the purposes of determining the people to whom the bidder's statement dated 2 April 2004 in relation to the takeover bid for ordinary shares in Tab Limited (ABN 17 081 765 308) is to be sent.

Dated 2 April 2004

Peter Caillard

Director – TABCORP Investments No.4 Pty Ltd

Rule 2.7, 3.10.3, 3.10.4 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

TABCORP Holdings Limited (***TABCORP***)

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the capital of TABCORP (***Ordinary Shares***).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 99,611,020 Ordinary Shares may be issued.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the securities will be the same as the terms of the existing Ordinary Shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, except that they will not be entitled to participate in the TABCORP interim dividend announced on 19 February 2004 in respect of the year ending 30 June 2004 (to be paid on 6 April 2004).
5	Issue price or consideration	The Ordinary Shares will, subject to the satisfaction or waiver of applicable conditions, be issued as part of the consideration in respect of the sale of ordinary shares in Tab Limited (***Tab***) to TABCORP Investments No.4 Pty Ltd (***Bidder***), a wholly owned subsidiary of TABCORP, pursuant to the off-market bid (the ***Bid***) by Bidder for Tab, on the terms set out in Bidder's bidder's statement dated 2 April 2004.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As partial consideration for the sale to Bidder of ordinary shares in Tab by Tab shareholders, pursuant to the Bid.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Within 5 business days after the allotment and issue of Ordinary Shares pursuant to the Bid.

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Up to a maximum of 523,094,481 Ordinary Shares as detailed below. As at the date of this Appendix 3B, there are 415,279,795 Ordinary Shares on issue. As indicated in an Appendix 3B dated 22 March 2004, a further 8,203,666 Ordinary Shares are due to be issued on or about 6 April 2004 in connection with TABCORP's dividend reinvestment plan and associated underwriting arrangement. Following the issue of the 8,203,666 Ordinary Shares referred to above and the securities referred to in clause 2 of this Appendix 3B, there will be up to a maximum of 523,094,481 Ordinary Shares.	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,500,000	Options allocated to the Managing Director and Chief Executive Officer on 8 October 2002 as detailed in the Notice of Annual General Meeting dated 15 August 2002.
		1,415,047	Performance options issued pursuant to TABCORP's Long Term Performance Plan.
		196,490	Share rights issued pursuant to TABCORP's Long Term Performance Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per the existing Ordinary Shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* *Cross reference: rule 7.7.*	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	N/A	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	N/A	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	N/A	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (and will be) true and complete.

Sign here: .... Date: 5 April 2004
Company secretary

Print name: Peter Caillard

+ See chapter 19 for defined terms.


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

6 April 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

We refer to the Appendix 3B submitted by TABCORP Holdings Limited (***TABCORP***) on 22 March 2004 in respect of the issue of ordinary shares in TABCORP in connection with the TABCORP Dividend Reinvestment Plan (***DRP***). Certain of the shares referred to in the Appendix 3B were issued pursuant to an underwriting of part of the DRP. For the purposes of relief under Category 1 of Schedule C of ASIC Class Order [CO 02/1180] in respect of those shares, TABCORP hereby notifies Australian Stock Exchange Limited that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 of the Corporations Act in relation to an offer of ordinary shares in TABCORP.


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

7 April 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Attached is a copy of a media statement released by the NSW Government this evening regarding the assessment of the proposed arrangements between NSW Racing and UNiTAB Ltd.

The NSW Government appointed BurnVoir Corporate Finance as financial advisors to carry out an independent financial analysis and assessment of UNiTAB Ltd's commercial offer made to the NSW Racing Industry. According to this announcement, BurnVoir Corporate Finance concluded:

> "The UNiTAB proposal, when interpreted in the light of the correspondence and considered as a whole would put the NSW Racing Industry in a superior financial and commercial position relative to the position conferred on the NSW Racing Industry under the current Racing Distribution Agreement."

TABCORP'S Managing Director and CEO, Matthew Slatter, said "TABCORP notes this finding and will be having discussions with NSW Racing in relation to our Heads of Agreement, taking into account the Government's announcement."

Assessment of Proposed Arrangements between NSW Racing and UNiTAB Limited.

As announced on 12 March 2004 the Government appointed BurnVoir Corporate Finance as Financial Advisors to carry out an independent financial analysis and assessment of UNiTAB Ltd's commercial offer made to the NSW Racing Industry.

The terms of reference of the enquiry were revised on 23 March 2004 to encompass a more general enquiry into the relevant commercial matters that formed the basis for the NSW Racing Industry rejecting the UNiTAB proposal.

The Government has received BurnVoir Corporate Finance's report which concludes as follows:

> "It is BurnVoir's conclusion that the UNiTAB proposal, when interpreted in the light of the correspondence and considered as a whole would put the NSW Racing Industry in a superior financial and commercial position relative to the position conferred on the NSW Racing Industry under the current Racing Distribution Agreement."

Once the Totalizator Legislation Amendment Act 2003 ("the Totalizator Amendment Act") is proclaimed it is the intention of the Minister for Gaming and Racing to consider the nomination of either TABCorp Ltd or UNiTAB Ltd upon the following basis:

1. Both TABCorp and UNiTAB have initiated takeover bids for TAB Ltd.
2. The Government will treat both bidders even-handedly through the bidding process.
3. It is the policy of the Government to encourage an outcome where the current ownership restrictions of 10% applying to TAB Ltd are in substance preserved.

In the event that TAB Ltd becomes a subsidiary of either UNiTAB or TABCorp the Minister for Gaming and Racing proposes to nominate either TABCorp or UNiTAB (as the case may be) on the following conditions:

1. it acquires a relevant interest in more than 50% of the voting shares of TAB Ltd;
2. it satisfies the Minister for Gaming and Racing that it would take all reasonable steps to acquire a relevant interest in all the issued voting shares of TAB Ltd; and

3. it has in place a prohibition on the shareholding interests in the nominated company or the ultimate holding company of the nominated company with substantially the same effect as the 10% prohibition on shareholding interests in TAB Ltd under the provisions of the Totalizator Amendment Act.

Insofar as Section 43A of the Totalizator Amendment Act (when proclaimed) is concerned:

1. In relation to UNiTAB becoming the nominated company, NSW Racing Pty Ltd has advised that the UNiTAB proposal as its last and final position designed to satisfy the requirements of Section 43A(1) of the Totalizator Act was not acceptable to NSW Racing Pty Ltd as it was not capable of satisfying the NSW Racing Industry's reasonable concerns and nor did it place the NSW Racing Industry in a no less favourable position than it currently holds as required under Section 43A(1) of the Totalizator Amendment Act.

2. Taking into account the finding of BurnVoir Corporate Finance and on the information presently available, it is the Government's intention if UNiTAB is the nominated company and as a result TAB Ltd is in breach of the licence conditions under the Totalizator Act to provide UNiTAB and TAB Ltd with a letter of comfort. This letter of comfort would be to the effect that it would not be the intention of the Minister for Gaming and Racing to take action against TAB Ltd in the event that the licence conditions under Section 43(2) or Section 43A(1) of the Totalizator Amendment Act are breached, provided an agreement in terms no less favourable than UNiTAB's current proposed agreement is concluded with NSW Racing Pty Ltd within a reasonable time.

3. In relation to TABCorp becoming the nominated company, NSW Racing Pty Ltd has advised that the binding conditional Heads of Agreements with TABCorp provides a platform for a formal definitive agreement which, when implemented, would enable NSW Racing Pty Ltd to provide the acknowledgment required for the purposes of Section 43A(1) of the Totalizator Amendment Act. Given this position it is not necessary for the Government to issue a letter of comfort to TABCorp and the Government does not intend to do so.

7-Apr-04


TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

7 April 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Interim Dividend Mailing to Shareholders

Attached are materials that TABCORP Holdings Limited has dispatched to its shareholders with the interim dividend statements. Attached are the following items;

- half year report for the six months ended 31 December 2003,
- shareholder benefits card and accompanying letter, and
- shareholder benefits brochure.

OUTLOOK

The company currently expects that the strong first half performance will be sustained for the full year. Net profit after tax (pre goodwill and non-recurring items) is anticipated to be 20% to 25% above the year ended 30 June 2003.

The merger with Jupiters Limited was successfully completed in November 2003. As mentioned earlier in the report, the expected synergies are above forecast and the integration is ahead of schedule.

TABCORP continues to set new benchmarks for entertainment and hospitality in our industry, striving to offer high quality, innovative products and providing the highest levels of service to customers.

Its diversified businesses across the east coast of Australia ensure that TABCORP is well positioned for future growth, delivering rewards to shareholders and strong support to the racing, entertainment and tourism industries.

On 23 February 2004 the company announced a takeover bid for Tab Limited. A merger of TABCORP and Tab will create significant value for shareholders through the realisation of substantial synergies and efficiencies, as we have achieved with the recent acquisition of Jupiters. TABCORP believes that it can realise synergies and efficiencies (contributing to pre-tax earnings) of at least $53 million per year in the third full year following completion of the merger. These savings are after deducting the NSW and Victorian racing industries' net share of synergies and assuming certain regulatory approvals are obtained. A successful merger would consolidate our position as one of the world's premier gambling and entertainment companies and would give the merged company an excellent platform from which to grow.

SHAREHOLDER INFORMATION

Registered Office

TABCORP Holdings Limited

5 Bowen Crescent
Melbourne Victoria 3004
Australia
Telephone: (03) 9868 2100
Facsimile: (03) 9868 2300

Share Registry

ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000
Australia
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Toll Free: 1300 665 661
Email:
registrars@asxperpetual.com.au
www.asxperpetual.com.au

General enquiries about TABCORP

Shareholder Relations Manager
Telephone: (03) 9868 2779
Facsimile: (03) 9868 2726
Email: investor@tabcorp.com.au

Online shareholder information

For further information about TABCORP, please visit our website at: www.tabcorp.com.au

Information on this website is updated regularly to enable shareholders to conveniently access information about TABCORP and its businesses.


TABCORP
TABCORP HOLDINGS LIMITED
ABN 66 063 780 709
HALF YEAR REPORT
31 DECEMBER 2003


26
32
34

DIRECTORS' REPORT

The Directors of TABCORP Holdings Limited are pleased to report net profit after tax before goodwill of $173.2 million for the six months ended 31 December 2003, being a 23.5% increase compared to the previous corresponding period.

The Directors declared an interim dividend of 35 cents per share fully franked, up from 33 cents for the previous comparable period. The Board has activated a new dividend reinvestment plan enabling shareholders to use this dividend to purchase additional shares at a discount of 2.5%.

Shareholders holding not less than 200 shares will have received with this report information about the new shareholder benefits scheme. This shareholder benefits scheme provides benefits, such as special hotel room rates and restaurant discounts, available at the company's hotel and casino complexes.The benefits scheme is available to those shareholders holding at least 200 shares.

During the half-year, TABCORP businesses paid out a total of $401.2 million in taxes on gambling that help provide essential services in the community and support for various groups. In addition, the Victorian racing industry received $135.0 million from TABCORP businesses, assisting the industry to maintain a market leading position in the provision of racing products and to operate outstanding events such as the Spring Racing Carnival.

Star City received an extremely positive review following the triennial review by the NSW Casino Control Authority. The review found that Star City has in place a thorough, comprehensive and impressive compliance system which is overseen in a highly competent and focussed manner. This has been the result of TABCORP's firm commitment to operate a highly reputable hotel and casino complex, which is a major tourist attraction in Australia. TABCORP has enhanced the reputation of Star City and implemented a successful cultural change program at the same time as substantially improving EBITA profitability from $112.3 million in the year ended 30 June 2001 to $181.7 million in the year ended 30 June 2003 (excluding non-recurring items).

The Jupiters merger completed in November 2003 has been managed successfully and is ahead of schedule and financial forecasts. The expected annual synergies arising from the Jupiters merger are $24.6 million, $14.4 million above the $10.2 million identified at the time of the merger, with $20.5 million expected to be achieved in the year ending 30 June 2005. The merged group is benefiting already from the increased scale, business diversity and enhanced financial strength resulting from this merger.

Following the merger with Jupiters the Board had the pleasure of welcoming John Story and Lawrence Willett as non-executive Directors of TABCORP. John Story was previously a Director of Jupiters and Lawrence Willett was previously Chairman of Jupiters. They bring substantial corporate, industry and administrative experience to the TABCORP Board.

Michael Robinson
Chairman

Matthew Slatter
Managing Director and Chief Executive Officer

REVIEW OF OPERATIONS

During the half year ended 31 December 2003, TABCORP's net *operating revenue grew by 13.8% to $1,118.5 million. Wagering* revenue grew strongly on the previous period and the Casinos division reported a 39.3% increase in revenue. There was evidence of a recovery in the last few months of the half year, but smoking bans in Victoria continued to hold down activity in the Gaming division. Revenue was down by 4.6% for the half year compared to the prior corresponding period, with Victorian gaming revenue down 5.3%.

Earnings before interest, taxation and goodwill amortisation (EBITA) *for the TABCORP group were $284.7 million, up 25.4% on the prior* corresponding period (up 23.1% excluding non-recurring items in the prior period).

Earnings per share before goodwill amortisation increased 19.5% on the prior corresponding period to 45.3 cents.

The annualised return on average shareholders' equity (before goodwill) of 21.6% was achieved through continued tight control on expenses and efficient capital management.

TABCORP Financial Results Summary	6 Months to 31 Dec 03 $m	6 Months to 31 Dec 02 $m	Change %
Operating revenue	1,118.5	983.1	13.8
Total revenue from ordinary activities	1,131.4	991.1	14.2
EBITDA	333.7	272.4	22.5
EBITA	284.7	227.1	25.4
NPAT	155.4	131.2	18.4
NPAT before goodwill	173.2	140.3	23.5

EBITDA – Earnings before interest, tax, depreciation and goodwill amortisation
EBITA – Earnings before interest, tax and goodwill amortisation
NPAT – Net profit after tax

Net operating revenue
$ Million

Up 13.8%
Second half
First half
00/01 01/02 02/03 03/04

Net profit after tax
$ Million (after non-recurring items)

Up 18.4%
Second half
First half
00/01 01/02 02/03 03/04

WAGERING AND NETWORK GAMES DIVISION

The Wagering and Network Games division recorded a 13.3% *increase in net operating revenue to $253.3 million. The increase* in net operating revenue was achieved by a combination of solid underlying growth in its traditional Victorian based wagering businesses and the inclusion of the Jupiters' businesses of Keno and Jupiters International technology sales for the months of November and December. On a comparative six-month pro-forma basis, including the Jupiters businesses for the full six months in the periods ending 31 December 2003 and 31 December 2002, the overall revenue growth was 7.6% on the prior corresponding period.

Revenue from wagering on racing increased by 3.8%. Revenue from thoroughbred racing grew by 2.6%, supported by a record Flemington Spring Carnival. Revenue from harness racing grew by 5.2% and greyhound racing grew by 8.6%, with the codes benefiting from additional meeting coverage and enhanced marketing.

Revenue from sportsbetting grew by 23.7%, with the World Cup Rugby tournament attracting considerable interest from existing and new customers.

Trackside, the animated horse racing game, continued to provide strong revenue growth of 23.1% in Victorian retail outlets, with further expansion planned during the next 12 months.

Account Sales betting continued to show strong growth, with self-service technologies representing 49.2% of account transactions, and *internet transactions growing by 69.6% during the six-month period.*

Keno in Queensland and New South Wales and the Jupiters International technology sales business were integrated into the operations from November 2003. For the two months, these businesses contributed $19.5 million in revenue with all products showing solid growth over comparable periods. On a comparative six-month pro-forma basis Keno revenue from all States was up 3.9% on the prior corresponding period and Jupiters International (including international sales and support of Trackside) recorded $9.8 million in *revenue for the six months, up from $1.9 million in the prior* corresponding period.

The overall revenue growth, combined with the division's ability to continue to extract operating efficiencies, resulted in an increase of 24.2% in EBITA to $46.6 million. On a comparative six-month pro-forma basis, EBITA for Wagering and Network Games increased 14.8% on the prior corresponding period.

Summary of Wagering Business Financial Performance	6 Months to 31 Dec 03 $m	6 Months to 31 Dec 02 $m	Change %
Operating revenue	253.3	223.5	13.3
Total revenue from ordinary activities	259.7	227.2	14.3
Racing industry fees	68.6	66.0	4.0
Government betting tax*	66.4	60.6	9.6
Operator commissions	27.6	21.7	27.1
Other operating expenses	43.1	35.7	20.8
EBITDA	54.1	43.3	25.0
EBITA	46.6	37.5	24.2

* Includes GST on gambling revenue

GAMING DIVISION

The Gaming division reported a 4.6% decline in net operating revenue over the previous corresponding period to $428.7 million. The decrease in net operating revenue reflected six months of smoking bans in Victorian gaming venues for the period ended 31 December 2003, compared to four months for the previous corresponding period, with revenue from Victorian gaming down 5.3% on the prior corresponding period. On a comparative six-month pro-forma basis the overall revenue decrease was 5.0% on the prior year, with machine monitoring in Queensland up 10.2%.

The decrease associated with the smoking bans has been partially offset by improved facilities, amenities and products in Victorian venues.

Recovery from the smoking bans continued. Revenue from Victorian operations for the month of December 2003 increased 2.7% compared with December 2002. The company continues to work with venues to improve the amenities for smokers with 198 venues of the total 270 having been modified to the 'optimum' (Grade 4) smoking area solution as at 31 December 2003. In addition, all venues have implemented an electronic gaming machine reservation system to meet the needs of smokers.

Revenue performance was supported by the company's ongoing process of upgrading its network with the latest games, machines and jackpot products. A total of 1,581 new games, new machines and machine platform upgrades have been introduced. This included 215 Cash Express hyperlink jackpot machines, which have been well received by our customers. A total of 502 hyperlink machines are now operational.

During the period, one new TABARET venue opened and 20 venues were refurbished.

The Gaming division integrated the Jupiters Machine Monitoring business into its operations from November 2003. For the two months, this business contributed $3.6 million in revenue, showing solid growth over comparable periods.

Operating costs (excluding $1.8 million in non-recurring items in the prior period) were 21.8% above the prior corresponding period due to the inclusion of machine monitoring operating expenses. On a comparative six-month pro-forma basis, costs were below the prior corresponding period by 2.7% excluding non-recurring items.

EBITA (excluding non-recurring items) declined 5.7% to $108.8 million compared with the previous period. On a comparative six-month pro-forma basis, EBITA (excluding non-recurring items) declined 5.2%.

Victoria's TABARET hotel venues contributed $31.4 million to the State's Community Support Fund for the six months to 31 December 2003.

Summary of Gaming Business Financial Performance	6 Months to 31 Dec 03 $m	6 Months to 31 Dec 02 $m	Change %
Operating revenue	428.7	449.2	-4.6
Total revenue from ordinary activities	431.8	450.6	-4.2
Government betting tax*	172.9	182.4	-5.2
Operator commissions	117.9	124.3	-5.1
Other operating expenses	18.9	17.3	-9.4
EBITDA	122.1	126.7	-3.6
EBITA	108.8	113.6	-4.2

* Includes GST on gambling revenue

CASINOS DIVISION

The Casinos division achieved a 39.3% increase in net operating revenue to $432.4 million and an increase in EBITA (excluding non-recurring items) to $136.1 million, reflecting the Jupiters acquisition. On a comparative six-month pro-forma basis, operating revenues increased 6.0%, while EBITA (excluding non-recurring items) increased 22.8%.

At Star City, revenue from the main gaming floor tables increased by 6.5%, continuing the strong growth achieved in the second half of the 2003 financial year. Revenue from table games in the private gaming room increased 2.9% and electronic gaming revenue increased 1.0%. Increased investment in new products such as Rapid Sic Bo, expansion of the Rapid Roulette product and an enhanced promotional program is expected to improve current performances. The stage show Mamma Mia completed its run at Star City after achieving sales of 664,604 tickets. Hotel operations grew strongly despite the refurbishment of 310 standard rooms during this period. Occupancy of 85.7% was achieved for the half on stronger average room rates. High occupancy during the Rugby World Cup boosted the solid underlying growth. A continued focus on operating efficiencies delivered a 3.1% increase in the EBITDA margin at Star City.

The three Jupiters casinos on the Gold Coast, in Brisbane and in Townsville delivered strong net operating revenues for the two months to 31 December 2003, recording solid hotel room occupancy and improvements to gaming machine products. There were mixed performances in table games, but strong revenue growth from electronic gaming machines across the three casinos. On a comparative six-month pro-forma basis, net operating revenue from the three Jupiters casinos was up 8.8% relative to the prior corresponding period with revenue from the international rebate play business $14.6 million above theoretical for the six months. Electronic gaming revenue increased by 7.8% relative to the prior corresponding period. On the same pro-forma basis, non-gaming net operating revenue at the three Jupiters casinos was up 9.7% on the prior corresponding period.

The integration of Jupiters into the TABCORP group continues and teams from Jupiters and Star City are now sharing best-practice knowledge in all areas of casino operations to enhance customer experience and operating margins.

The Queensland Government's announcement of a $9 million phase one expansion of the Gold Coast Convention and Exhibition Centre is extremely positive and strongly supported by TABCORP. The initial $118 million project will have a 6,000 seat auditorium – the largest in Australia for a convention centre – 19 meeting rooms and 7,000 square metres of exhibition space. The project has created 3,000 full time jobs during construction and will open mid-year.

Summary of Casinos Financial Performance	6 Months to 31 Dec 03 $m	6 Months to 31 Dec 02 $m	Change %
Operating revenue	432.4	310.4	39.3
Total revenue from ordinary activities	434.2	313.2	38.6
Government betting tax*	83.3	63.1	31.9
Operating expenses	186.7	142.2	31.3
EBITDA	164.2	107.9	52.2
EBITA	136.1	81.6	66.9

* Includes GST on gambling revenue


TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Dear Shareholder,

It is with pleasure that TABCORP Holdings Limited extends to you, as a valued shareholder, additional opportunities to experience the company's hotel, casino and entertainment complexes.

The shareholder benefits scheme includes special offers on accommodation, food and beverage and other services as described below.

Attached is your Shareholder Benefits Card which must be presented should you wish to take advantage of this benefits scheme. This card is valid until 30 April 2005. The Board intends to issue new cards each year to coincide with the interim dividend. This offer is only available to shareholders holding a minimum of 200 TABCORP shares.

Participation in the shareholder benefits scheme is governed by the terms set out in this letter and the accompanying card. By using your Shareholder Benefits Card you agree to the terms and conditions of the scheme, as well as any future amendments as notified to you from time to time.

Special Shareholder Room Rates

- $175 at Star City (Sydney) (including parking). For reservations call 1800 700 700.
- $150 at Conrad Jupiters (Gold Coast) (including breakfast). For reservations call 1800 074 344.
- $165 at Conrad Treasury (Brisbane) (including breakfast and valet parking). For reservations call 1800 506 889.
- $130 at Jupiters Townsville (including valet parking). For reservations call 1800 079 210.

All rates are per room, per night, for a maximum of two people, excluding school holidays and public holidays and are subject to availability. Black-out dates may apply during special event periods and may reduce the level of availability.

Special Shareholder Restaurant Offers

A discount of 10% off the cost of food and beverage at participating restaurants and cafes at Star City (Sydney), Conrad Jupiters (Gold Coast), Conrad Treasury (Brisbane) and Jupiters Townsville. This offer is only available to the registered shareholder and up to a maximum of three accompanying guests.


TABCORP
SHAREHOLDER BENEFITS CARD
Please bend and peel here
Expiry Date: 30 April 2005
TABCORP Holdings Limited
ABN 66 063 780 709

Special Shareholder Theatre Tickets

A discount of 20% off tickets for shows at Conrad Jupiters (Gold Coast). For reservations call 1800 074 144. This offer is only available to the registered shareholder and one accompanying guest.

Special Shareholder Gym Membership

A discount of 15% off gym membership to Turbines, at Star City (Sydney) and to Conrad Fitness, at Conrad Jupiters (Gold Coast).

Special Shareholder Merchandise Discount

A discount of 10% off merchandise at any of the following outlets;

- Star Shop at Star City (Sydney),
- Paradise Gifts at Conrad Jupiters (Gold Coast), and
- Treasury Gifts and Souvenirs at Conrad Treasury (Brisbane).

How to Use Your Card

1. Reservations must be made directly with the hotel, restaurant or venue.
2. At restaurants please notify the staff that you have a Shareholder Benefits Card upon arrival.
3. Quote your name and Shareholder Benefits Card number at the time of making your reservation.
4. Present your card to obtain your benefits.

Terms and Conditions

1. Offers only available on presentation of Shareholder Benefits Card.
2. No discount is available on beverages purchased from bars.
3. Not available in conjunction with any other promotion or discount offer.
4. The card is not transferable and is only valid for the person whose name is printed on the card.
5. All rates are in Australian dollars and are inclusive of GST.
6. TABCORP reserves the right to recall this card if these terms and conditions are not met.
7. The Board of TABCORP has the discretion to terminate or vary the shareholder benefits scheme at any time and will duly notify all shareholders.
8. A fee may be levied for replacement cards to cover the necessary expense.

Enquiries

Shareholders should direct their enquiries to the appropriate hotel and casino property by using the contact details on the back of this card. General shareholder enquiries should be directed to the company's share registry for which contact details are at the top of this letter.



Contact the hotel and casino to make your reservation.
Star City - 80 Pyrmont Street, Pyrmont NSW
Reservations 1800 700 700
Telephone +61 2 9777 9000
www.starcity.com.au
Facsimile +61 2 9657 8344
Conrad Jupiters - Broadbeach Island, Broadbeach QLD
Reservations 1800 074 344
Telephone +61 7 5592 8100
www.conrad.com.au
Facsimile +61 7 5592 8219
CONRAD TREASURY
Conrad Treasury - George Street, Brisbane QLD
Reservations 1800 506 889
Telephone +61 7 3306 8888
www.conrad.com.au
Facsimile +61 7 3306 8880
Jupiters Townsville Hotel & Casino - Sir Leslie Thiess Drive, Townsville QLD
Reservations 1800 079 210
Telephone +61 7 4722 2373
www jupiterstownsville com.au
Facsimile +61 7 4722 2323
No discount is available on beverages purchased from bars.
Not available in conjunction with any other promotion or discount offer.
Present your card to obtain your benefits.

JUPITERS TOWNSVILLE

Situated on the Breakwater Marina and **overlooking Magnetic Island**, Jupiters Townsville is a veritable playground for holidaymakers, business travellers and locals alike. From the large pool and **relaxing** spa set in the midst of **lush tropical** surrounds, to the finest cuisine and friendly staff and service, Jupiters Townsville is the epitome of North Queensland's relaxed lifestyle.

977

TABCORP Holdings Limited - Australian Company Number 063 780 709

STAR CITY
General Enquiries
Phone: +61 2 9777 9000
Facsimile: +61 2 9657 8344
www.starcity.com.au

CONRAD JUPITERS
General Enquiries
Phone: +61 7 5592 8100
Facsimile: +61 7 5592 8219
www.conrad.com.au

CONRAD TREASURY
General Enquiries
Phone: +61 7 3306 8888
Facsimile: +61 7 3306 8880
www.conrad.com.au

JUPITERS TOWNSVILLE HOTEL & CASINO
General Enquiries
Phone: +61 7 4722 2333
Facsimile: +61 7 4772 4741
www.jupiterstownsville.com.au

When visiting our casinos, remember to bet with your head, not over it.
Is gambling a problem for you? G-line (NSW) is a counselling service.
CALL 1800 633 635

TABCORP

EXPERIENCE the EXCITEMENT

at TABCORP's Hotels and Casinos

STAR CITY - SYDNEY

Star City is New South Wales only casino and is Sydney's **premier 24 hour entertainment** facility located on the shores of Sydney Harbour, enjoying ***sweeping views*** *of the* harbour and city skyline. Star City has a huge TAB lounge and sports bar, Star Keno and 200 gaming tables featuring popular games such as Roulette and Sic Bo. The superb facilities and **professional** and **friendly staff** are second to none offering visitors 24 hour *excitement all year round.*

CONRAD JUPITERS - GOLD COAST

Conrad Jupiters is a **non-stop hub of entertainment and action** superbly situated on Queensland's stunning Gold Coast. Operating around the clock, seven days a week, a night out at Conrad Jupiters will always be **full of excitement**. There are over two **electrifying** levels providing the latest games and popular forms of entertainment. The choice of nine bars will suit any mood and the world-class restaurants with the famous **'Conrad service'** offers *guests a culinary experience unmatched on the* Gold Coast, while the **Jupiters Theatre** shines the *spotlight on the finest international acts.*

CONRAD TREASURY - BRISBANE

A place for every occasion. Whatever atmosphere you're looking for, you'll find the ideal place at Conrad Treasury. **Relax** and **unwind** in one of our many bars. Whether you're here for a quiet drink or wanting to catch one of our ever surprising live acts, there's a bar for you at Conrad Treasury. Or be transformed on the Queen Street Level, where you'll **enjoy** a gaming experience like no other, under a magnificent four-storey atrium featuring coconut palms set amongst the gaming tables, with a sky blue ceiling and starry nights. From live music to stand up comedy, there's **surprising entertainment** on every night of the week at Conrad Treasury.





























Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Bennett Robinson
Date of last notice	7 June 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	10,307 ordinary shares held directly; and 35,000 ordinary shares held indirectly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Robinson has an interest in 35,000 ordinary shares held indirectly by Allens Arthur Robinson Partners Superannuation Fund Pty Ltd
Date of change	6 April 2004
No. of securities held prior to change	10,000 ordinary shares held directly; and 35,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	307 ordinary shares issued pursuant to the company's Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.40 per share pursuant to the company's Dividend Reinvestment Plan
No. of securities held after change	10,307 ordinary shares held directly and 35,000 ordinary shares held indirectly by Allens Arthur Robinson Partners Superannuation Fund Pty Ltd

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the company's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: *Details are only required for a contract in relation to which the interest has changed*	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of last notice	29 January 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	2,626 ordinary shares held directly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	6 April 2004
No. of securities held prior to change	2,548 ordinary shares held directly
Class	Ordinary shares
Number acquired	78 ordinary shares issued pursuant to the company's Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.40 per share pursuant to the company's Dividend Reinvestment Plan
No. of securities held after change	2,626 ordinary shares held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the company's Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Warburton
Date of last notice	21 November 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	22,883 ordinary shares held indirectly in the name Teampass Pty Ltd, a family trust
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares held indirectly in the name Teampass Pty Ltd, a family trust
Date of change	6 April 2004
No. of securities held prior to change	22,500 ordinary shares held indirectly in the name Teampass Pty Ltd, a family trust
Class	Ordinary shares
Number acquired	383 ordinary shares issued pursuant to the company's Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.40 per share pursuant to the company's Dividend Reinvestment Plan
No. of securities held after change	22,883 ordinary shares held indirectly in the name Teampass Pty Ltd, a family trust

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the company's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Exhibit F

tablimited

ASX and Media Release

12 December 2003

Profit Update

Tab Limited announced today that, as a result of favourable trading conditions and improving efficiencies, it is experiencing strong growth in operating earnings and cash flow.

The major factors contributing to the improving profitability are:

- increased wagering earnings arising from improved efficiencies and turnover growth exceeding 6%; and

- increasing profitability of Tab's Centralised Monitoring System business as a result of improved efficiencies and successful cost management.

For the six months ending 31 December 2003, Tab is expecting to announce a net profit after tax from normal operations of not less than $41 million which is an increase of 10.9% on the prior corresponding period, on revenue which is expected to be up 7%. This growth in earnings is notwithstanding a 22% increase in depreciation and amortisation expense to $40.5 million for the half year.

Tab also confirmed that for the financial year ending 30 June 2004, it is currently confident of exceeding analysts' consensus forecasts by reporting a net profit after tax of not less than $85 million. This represents growth of not less than 14% on the net profit after tax of $74.5 million reported in 2002/03.

It should be noted that the above profit estimates from operations do not take account of:

(a) costs incurred in corporate activity which are expected to be either capitalised or covered by cost reimbursement; and

(b) any gain on equity performance agreements which were disclosed in notes to the Company's financial statements for the year ended 30 June 2003. The net unrecognised gain before tax in respect of the equity performance agreements in place at 11 December 2003 was in excess of $8.0 million.

It should be noted that these expectations are based upon preliminary and unaudited management accounts and, accordingly, may be subject to change on completion of Tab's final accounts.

Enquiries to: Graham Cassidy on (02) 9218 1199 or 0419 202 317; or
Russell Chenu on (02) 9218 1670

Telephone +61 2 9211 0188

Facsimile +61 2 9211 5010

495 Harris Street, Ultimo, NSW, 2007

tablimited

ABN 17 081 765 308

www.tablimited.com.au

GPO Box 4168, Sydney, NSW, 2001

Exhibit G


Australian
Competition &
Consumer
Commission

MediaRelease

A.C.C.C. NOT TO OPPOSE MERGER BETWEEN TABCORP HOLDINGS LIMITED AND TAB LIMITED OR THE PROPOSED MERGER BETWEEN UNiTAB LIMITED AND TAB LIMITED

The Australian Competition and Consumer Commission will not oppose the proposed merger of TABCORP Holdings Limited and TAB Limited or the proposed merger of UNiTAB Limited and TAB Limited, ACCC Chairman, Mr Graeme Samuel, said today.

The ACCC considered whether the proposed mergers would lead to a substantial lessening of competition in gambling in Australia, in contravention of section 50 of the *Trade Practices Act 1974*. Section 50 prohibits mergers and acquisitions that will have the effect, or are likely to have the effect, of substantially lessening competition in a market.

"The ACCC did not believe that the proposed mergers would substantially lessen competition in the relevant markets", Mr Samuel said.

The proposed merger of TABCORP and TAB Limited will merge the Victorian exclusive state wagering licence holder and gaming and hospitality business with the New South Wales exclusive state wagering licence holder and owner and operator of the Sky Channel. The proposed merger of UNiTAB and TAB Limited will merge the Queensland exclusive state wagering licence holder and operator of a radio station and gaming services with the aforementioned NSW business.

There is an extensive gambling regulatory regime in Australia which is subject to review under National Competition Policy. In August 2003 the National Competition Council concluded that exclusive state wagering licences issued by the State Governments were not a necessary part of the industry. However, NCC conceded that the cost of compensating the state TABs for revoking their exclusive licences (prior to their expiration date) would be not be feasible. Therefore, the exclusive state wagering licences are set to remain in operation until at least 2012.

Extensive market inquiries were conducted with a range of industry participants. The ACCC found that the provision of exclusive state wagering licences during privatisation of the industry has resulted in the formation of what are essentially state based monopolies with a significant level of regulation. As a result, there is limited cross border competition between the TABs and their pricing and day to day operations have been controlled.

Either of these proposed transactions will deliver to the merged entity control of the Sky Channel, the monopoly provider of satellite racing television services.

Some industry participants expressed concern in relation to Sky Channel, however the ACCC concluded that this aspect of the proposed transactions did not raise competition concerns. In coming to this conclusion, the ACCC examined the way Sky Channel operated under current circumstances, and concluded that there were no opportunities.

Further information
Mr Graeme Samuel, Chairman, (03) 9290 1812 or page/mobile
Mr Ed Willett, Commissioner, (03) 9290 1800
Ms Lin Enright, Director, Public Relations, (02) 6243 1108 or (0414) 613 520
MR 275/03
18 December 2003

Exhibit H



03/04

tablimited
ABN 17 081 765 308

APPENDIX 4D

Half Year Report for the period ended 31 December 2003

tablimited
ABN 17 081 765 308

2003/2004 Half Year Results

APPENDIX 4D
HALF YEAR REPORT FOR THE PERIOD ENDED 31 DECEMBER 2003

	CURRENT	PREVIOUS
Reporting Periods	31 December 2003	31 December 2002

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		$'000
Revenues from ordinary activities	up 9.1% to	519,640
Profit		
Profit from ordinary activities after tax attributable to members (**Refer Note 1**)	up 8.8% to	40,244
Net profit for the period attributable to members	up 8.8% to	40,244

Note 1: Reported Net Profit after Tax of $40.2 million includes the after tax impact of non-recurring items relating to an equity swap performance agreement gain of $5.8 million, the write-off of corporate activity transaction costs of $9.7 million (including a $5.0 million break fee paid to UNiTAB Limited) and a tax expense credit adjustment of $1.4 million. After adjusting for the impact of these items recurring net profit after tax was $42.7 million, up 15.5% on the six months ended 31December 2002.

Earnings per share	up 8.5% to	8.9 cents
Earnings per share (before goodwill amortisation)	up 7.3% to	10.3 cents
Operating cash flow per share	up 44.3% to	24.8 cents

Dividends per ordinary share

Interim dividend		
current year	**9.0 cents**	**Fully franked**
previous year	7.0 cents	Fully franked

Record date for determining entitlement to interim dividend	17 February 2004
Payment date of interim dividend	23 February 2004

Comment on the above results appears below in the Management Discussion and Analysis section.

For more information about Tab Limited visit www.tablimited.com.au

tablimited

ABN 17 081 765 308

Management Discussion and Analysis

Tab Limited is a major provider of entertainment services, specialising in Wagering, Media and Gaming.

2003/2004 Half Year Results

Financial Highlights

- Earnings per share (EPS) on a recurring basis for the half-year ended 31 December 2003 increased 15.5% to 9.5 cents. EPS on a reported basis increased 8.5% to 8.9 cents.
- Operating cash flow per share increased 44.3% to 24.8 cents.
- Declaration of a fully franked interim dividend of 9.0 cents per ordinary share, being 28.6% higher than the 7.0 cent interim dividend declared at 31 December 2002.
- Total recurring revenue increased by 7.3% to $511.3 million. On a reported basis total revenue increased 9.1% to $519.6 million.
- Recurring net profit after tax was $42.7 million, an increase of $5.7 million or 15.5%, reflecting continued growth in Wagering operations and improved Central Monitoring System (CMS) operations.
- Net cash flow from operating activities (excluding borrowing costs) was $112.1 million, an increase of $34.4 million or 44.3% compared with 31 December 2002, due to Wagering and Media growth and a full six months contribution from Gaming operations.
- Capital expenditure amounted to $14.3 million, less than one third of that of the previous period, following the completion of major capital projects during FY03.
- Net debt decreased $86.1 million in the twelve months to 31 December 2003, to $317.2 million as a consequence of improved net cash flow from operations and lower capital expenditure.
- Record wagering turnover of $2,509.8 million, up 6.0% on the half year ended 31 December 2002.

Overview of financial results and performance

- Total operating revenue was $501.4 million, up 6.0 % on the previous period, reflecting increased Wagering, Media and Gaming revenue levels.
- Recurring Earnings Before Interest, Income Tax, Depreciation and Amortisation (EBITDA) for the period were $119.2 million, up $15.4 million or 14.8% compared with the prior period. Improved Centralised Monitoring System (CMS) performance and increased Wagering profitability contributed to this result. Reported EBITDA of $117.8 million was $14.0 million up or 13.5% on the prior corresponding period.
- Depreciation and amortisation expense was $40.5 million, up $7.3 million or 22.0% as a flow on from previous years' capital expenditure programs in particular Eureka terminals, property refurbishment and gaming developments.
- Recurring Earnings Before Interest and Income Tax (EBIT) for the half year were $78.7 million, up $8.0 million or 11.5% when compared with the six months to 31 December 2002, reflecting a 22% increase in depreciation and amortisation expense. EBIT on a reported basis was $77.3 million, up $6.7 million or 9.5%.
- Total recurring operating costs, excluding government wagering taxes, racing industry fees and depreciation and amortisation expense, increased 4.7% to $164.2 million. This was achieved notwithstanding the first full six months operating expenditure for the Maximillions jackpot game, three months operating expenditure for the mystery jackpot game and general inflation increases.
- Net Interest Expense decreased by $1.3 million, or 9.2%, to $12.9 million, primarily resulting from lower borrowings of $32.8 million over the six months as a result of strengthening cash flows.
- Income Tax Expense of $24.2 million reflected an effective tax rate of 37.5% up from 34.5% in the previous period, as a consequence of non-deductible corporate activity transaction costs of $9.7 million, the inclusion of the $8.3 million equity swap gain and a tax expense credit of $1.4 million. Excluding these items, the effective rate would have been 34.5% being consistent with the previous period.


tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Key Statistics/Ratios

		31 Dec 2003 Recurring	31 Dec 2003 Reported	31 Dec 2002 Reported
Earnings per share	cents	9.5	8.9	8.2
Earnings per share growth	%	15.5	8.5	12.6
Dividends per share	cents	9.0	9.0	7.0
Dividends per share growth	%	28.6	28.6	16.7
Dividend payout ratio	%	95.1	100.9	85.4
Operating cash flow per share	Cents	24.8	24.8	17.2
Operating cash flow per share growth	%	44.3	44.3	25.6
EBITDA to operating revenue margin	%	23.8	23.5	21.9
EBIT to operating revenue margin	%	15.7	15.4	14.9
Return on average equity	%	20.2	19.0	18.6
EBIT return on average assets	%	16.2	15.9	14.4
Net debt to equity	%	74.5	74.5	97.0
Net tangible assets per share	cents	(26.9)	(26.9)	(32.9)
EBIT interest cover	times	6.1	6.0	5.0
Net debt payback (annualised)	years	1.6	1.6	3.1

tablimited

ABN 17 081 765 308

Capital Management

- Capital expenditure decreased $31.1 million, or 68.6% to $14.3 million. This reduction and lower ongoing capital expenditure follows on from completion of major capital expenditure projects that were undertaken to develop and revitalise the company's asset base following privatisation in June 1998. Foreseeable capital expenditure will not be more than $40.0 million per year, representing maintenance of existing assets.

- The recurring NPAT return on average equity was 20.2%, up from 18.6% in 31 December 2002. This improved return reflects enhanced financial performance, more effective use of funds and the ongoing beneficial impact of the share buy-back in May 2002.

- The interim dividend of 9.0 cents per share fully franked represents a payout ratio of 95.1% on recurring NPAT and 100.9% on reported NPAT.

- The ratio of recurring EBIT to net interest expense was 6.1 times, compared with 5.0 times at December last year while the debt payback ratio (on an annualised basis) for the half year ended 31 December 2003 was 1.6 years, compared to 3.1 years in the corresponding period last year. The improvement in these key debt service capacity indicators reflects the Company's improving earnings and cash flow, even after funding the share buy-back in May 2002 and significant capital expenditure in recent years.

- Net debt to equity ratio at 31 December 2003 was 74.5% down from 97.0% at 31 December 2002 due to improved cash flows from operations.

- The on-market share buy-back of up to 5% of issued capital announced on 7 April 2003 resulted in the acquisition of 95,000 shares on 2 September 2003. Share buy-back activity was constrained by merger discussions during the six-month period and the buy-back concluded on 21 October 2003 without being extended.

Wagering

Tab Limited's Wagering Division offers customers parimutuel and fixed odds wagering services on a comprehensive program of thoroughbred, harness and greyhound racing events and sporting events. Off-course customers are able to place bets via telephone, natural language speech recognition, IVR, Internet, at almost 2,100 retail outlets throughout NSW.

- Total wagering turnover increased by $142.3 million, or 6.0% to $2,509.8 million, the highest growth in turnover for over a decade. On-course turnover grew at 4.7%, while all three racing codes achieved turnover growth during the period with galloping up 3.2%, harness up 6.2% and greyhounds up 9.3%. Win betting grew by 4.4%, place by 2.6% and exotics by 5.7%.

  Fixed Odds Betting turnover experienced growth of 42.3% at a yield of 11.1%.

- Total wagering operating revenue increased by 5.9% to $425.1 million.

- Account sales grew by 10.9% with NetTAB delivering a 35.5% growth which contributed to 56.0% of account turnover being transacted electronically. The number of account customers grew by 3.1% to approximately 215,500.

- NetTAB's share of total Wagering turnover has grown from 5.9% at December 2002 to 7.5%.

- Wagering's recurring EBITDA increased by $14.3 million, or 19.1% to $89.3 million. The EBITDA revenue margin of 20.8%, up from 18.6% in the previous period, continues to improve following increased revenue levels and effective cost management.

- Wagering EBIT on a recurring basis, of $69.2 million increased by $9.1 million, or 15.1% over the prior period. The lower growth rate relative to EBITDA reflects increased depreciation and amortisation charges of $3.2 million. The EBIT revenue margin of 16.1% was up from 14.9% in the previous period.

- The Wagering Division's capital expenditure for the period was $4.7 million, down $11.7 million or 71.1% from December 2002, reflecting the completion of prior years' extensive capital programs relating to improved customer service and product development.

- Wagering continues to focus on increasing margins via revenue growth through the redevelopment of the NetTAB distribution channel, targeting sports betting opportunities, the proposed launch of the Quadrella bet and continuing the rollout of user-pays InfoBet package.

Media

Tab Limited's Media Division owns and operates Sky Channel and 2KY Racing Radio. Sky Channel is a satellite television service that telecasts race meetings and other sporting events throughout Australia and internationally. Through more than 5,000 outlets around Australia, Sky telecasts over 5,400 race meetings a year, covering more than 50,000 individual events. Sky also provides content to Australian pay television carriers for telecast to their household subscribers. 2KY Racing Radio is Australia's leading radio broadcaster of racing, with a commercial station in Sydney and an extensive narrowcast network throughout New South Wales.

- Media's operating revenue of $51.1 million increased $0.8 million, or 1.5% following positive growth from international racing revenue and an increase in the number of subscribers as a result of the expansion in the wagering business unit's retail network.

- EBITDA decreased by $0.7 million, or 3.4% to $21.1 million compared with the previous period due to increased distribution to racing clubs for export of Australian racing content to overseas clients.

- EBIT for the six month period decreased $0.8 million, or 6.2%, to $12.4 million.

- Capital expenditure of $0.9 million occurred during the year which is in line with maintenance capital expenditure levels.

- Media will continue to focus on the renewal of race rights on reasonable commercial terms, to continue the development of new overseas markets, and explore opportunities involving new media platforms.

Gaming

Tab Limited's Gaming Division comprises two businesses: maxgaming and Data Monitoring Services (DMS). maxgaming provides state-wide linked jackpot games and associated jackpot signage to clubs and hotels throughout New South Wales. Its linked games include Maximillions, The Stash, Bullionaire, Dollar Dazzler and Lasseter's Loot. DMS operates the Centralised Monitoring System under licence from the NSW Government, to monitor integrity and security of gaming machine data and to assess metered data of gaming machines for the collection of state duty. DMS monitors approximately 100,000 gaming machines in 3,200 club and hotel venues in NSW. It also offers Quickchange, which provides internet-based on-line authorisations for electronic gaming machine changes in venues.

- The Centralised Monitoring System (CMS) continued to sustain improved performance with all aspects of the system performing well. The replication rates continue to exceed 98%. On 7 October 2003, DMS resolved the dispute with Keycorp over defective components in certain interface cards used for CMS. A comprehensive programme has been implemented for some time to replace the defective component which should resolve the remaining issues with the interface cards.

- The Maximillions linked jackpot game continues to perform well with approximately 1,000 participating Electronic Gaming Machines (EGMs). The initiatives implemented to enhance Maximillions include the introduction of one-cent denomination games and allowing some flexibility regarding the configuration of lower level jackpots, both of which have proven successful.

- The Mystery linked jackpot games, Bullionaire and Dollar Dazzler in clubs and Stash and Lasseter's Loot in hotels, have approximately 1,500 participating EGMs. The Mystery system has continued to perform well with high system stability. As a result, the regulatory conditions which applied on the rollout of Mystery products were varied so as to remove the regulatory restrictions as to the rate at which EGMs could be connected to the mystery products. As a result, the capitalisation of Mystery operations ceased on 30 September 2003.

- Total gaming operating revenue increased $4.2 million to $25.3 million reflecting the first full six month impact of the Maximillions linked jackpot game, the impact of the hotel and club mystery products from October 2003 and revenue from plasma signage for linked jackpot products.

- EBITDA for the period of $8.8 million, up $1.8 million, reflects cost control, the achievement of operating efficiencies in CMS and part allocation of the proceeds of the settlement of a dispute with Keycorp relating to performance of components of CMS.

- The EBIT loss of $2.9 million, up $0.2 million, is associated with increased depreciation and amortisation charges in relation to linked jackpot operations from 1 October 2003 following the launch of mystery jackpot games.

- The Gaming Division's capital expenditure for the period was $6.0 million, down $7.4 million from the $13.4 million incurred in the six months ended 31 December 2002 due to the commencement of Maximillions and Mystery operations.

- Gaming will focus on driving penetration of its linked jackpot products to generate revenue growth and focus on business improvements to enhance CMS earnings and cash flow.

999

tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Consolidated Financial Statements and Notes

Abridged Statement of Consolidated Financial Performance

	Note	Consolidated	
		31 Dec 2003 $'000	31 Dec 2002 $'000
Revenues from ordinary activities	1	**519,640**	**476,369**
Borrowing costs	2	(14,048)	(15,109)
Expenses from ordinary activities	2	(441,160)	(404,828)
Profit (loss) from ordinary activities before tax		**64,432**	**56,432**
Income tax on ordinary activities		(24,188)	(19,459)
Net Profit		**40,244**	**36,973**
Total changes in equity other than those resulting from transactions with owners as owners		**40,244**	**36,973**
Basic earnings per share		8.9	8.2
Diluted earnings per share		8.9	8.2

tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Abridged Statement of Consolidated Financial Position

	Consolidated		
	31 December 2003 $'000	30 June 2003 $'000	31 December 2002 $'000
Current assets			
Cash assets	50,756	36,741	37,618
Receivables	15,437	13,100	17,010
Current tax assets	-	-	7,532
Inventories	4,227	3,222	3,044
Other	6,437	8,591	5,430
Total current assets	**76,857**	**61,654**	**70,634**
Non-current assets			
Property, plant & equipment	378,814	400,436	399,564
Deferred tax assets	5,684	5,945	5,066
Intangible assets	547,077	555,746	564,417
Other	500	500	500
Total non-current assets	**932,075**	**962,627**	**969,547**
Total assets	**1,008,932**	**1,024,281**	**1,040,181**
Current liabilities			
Payables	138,653	135,796	127,104
Current tax liabilities	17,071	8,362	3,131
Provisions	10,965	12,282	13,557
Total current liabilities	**166,689**	**156,440**	**143,792**
Non-current liabilities			
Interest bearing liabilities	368,000	400,800	441,000
Deferred tax liabilities	46,030	42,717	36,184
Provisions	2,579	2,520	3,375
Total non-current liabilities	**416,609**	**446,037**	**480,559**
Total liabilities	**583,298**	**602,477**	**624,351**
Net assets	**425,634**	**421,804**	**415,830**
Equity			
Contributed equity	314,818	315,136	315,136
Retained profits	110,816	106,668	100,694
Total Equity	**425,634**	**421,804**	**415,830**



ABN 17 081 765 308

2003/2004 Half Year Results

Abridged Statement of Consolidated Retained Profits

	Consolidated	
	31 Dec 2003 $'000	31 Dec 2002 $'000
Retained profits at the beginning of the period	106,668	95,304
Net profit attributable to members	40,244	36,973
Dividends paid	(36,096)	(31,583)
Retained profits at the end of the period	**110,816**	**100,694**

Statement of Consolidated Cash Flows

	Consolidated	
	31 December 2003 $'000	31 December 2002 $'000
Cash flows from operating activities		
Receipts from customers	2,592,461	2,431,731
Dividends on winning wagers	(2,085,693)	(1,958,950)
Government wagering tax	(114,872)	(110,251)
Payments to suppliers and employees	(275,284)	(269,982)
Interest received	1,274	870
Other revenue received	6,075	390
Borrowing costs	(13,277)	(12,961)
Income taxes paid	(11,882)	(16,137)
Net cash inflow from operating activities	**98,802**	**64,710**
Cash flows from investing activities		
Payments for purchase of property, plant and equipment	(14,271)	(45,444)
Proceeds from disposal of property, plant and equipment	60	946
Payments for corporate activity transaction costs	(9,716)	-
Proceeds from equity performance swap agreements	8,354	-
Net cash outflow from investing activities	**(15,573)**	**(44,498)**


ABN 17 081 765 308

2003/2004 Half Year Results

Statement of Consolidated Cash Flows (continued)

	Consolidated 31 December 2003 $'000	Consolidated 31 December 2002 $'000
Cash flows from financing activities		
Proceeds from borrowings	-	21,000
Repayment of borrowings	(32,800)	-
Dividends paid	(36,096)	(31,583)
Payments for share buy-back	(318)	-
Net cash outflow from financing activities	**(69,214)**	**(10,583)**
Net increase (decrease) in cash held	14,015	9,629
Cash at the beginning of the financial year	36,741	27,989
Cash at the end of the financial year	**50,756**	**37,618**

Notes to Consolidated Financial Statements

Note 1 - Revenue from Ordinary Activities

	Consolidated 31 Dec 2003 $'000	Consolidated 31 Dec 2002 $'000
Revenue from Operating Activities		
Wagering services	425,055	401,506
Media services	51,107	50,336
Gaming services	25,278	21,110
	501,440	**472,952**
Revenue from Outside the Operating Activities		
Proceeds from sale of non-current assets	60	946
Interest income	1,205	942
Rents	43	32
Equity Performance Swap Agreements	8,354	-
Other	8,538	1,497
	18,200	3,417
Total	**519,640**	**476,369**


tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Note 2 - Expenses

	Consolidated	
	31 Dec 2003 $'000	31 Dec 2002 $'000
Borrowing costs		
Borrowing costs expensed	14,048	15,109
Depreciation		
Buildings	715	545
Plant and equipment	28,442	21,594
Total depreciation	29,157	22,139
Amortisation		
Retail outlet improvements	2,678	2,585
Goodwill	6,297	6,297
Racecourse communications equipment	-	63
Licences	2,372	2,106
Total amortisation	11,347	11,051
Other Costs		
Employee costs	40,113	38,906
Government wagering tax	115,904	110,253
Fees to NSW Racing Pty Limited	110,845	104,502
Commissions and fees	44,769	42,733
Broadcasting and communications costs	32,393	31,448
Rental expenses relating to operating leases	8,503	8,305
Computer hardware and software maintenance	4,100	5,114
Property and equipment maintenance	7,246	5,684
Advertising and promotion	4,428	3,904
Corporate activity transaction costs	9,716	-
Written down value of assets disposed of	252	696
Bad and doubtful debts	205	97
Others	22,182	19,996
	400,656	**371,638**
Total expenses	**441,160**	**404,828**

1004



ABN 17 081 765 308

2003/2004 Half Year Results

Note 3: Significant Items

Profit from ordinary activities before income tax expense includes the following items:-

Gain	Consolidated 2003 $'000	2002 $'000
Gain on equity perfomance swap agreements	8,354	-
Less: income tax applicable	(2,506)	-
	5,848	-
Expenses		
Corporate activity transaction costs	9,716	-
Less: income tax applicable	-	-
	9,716	-

tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Segmented Results
Half-year ended 31 December 2003

	Wagering	Media	Gaming	Unallocated	Total
	$M	$M	$M	$M	$M
REVENUE					
Recurring	430.0	51.5	28.7	1.1	511.3
Non-recurring	-	-	-	8.3	8.3
Total Revenue	**430.0**	**51.5**	**28.7**	**9.4**	**519.6**
EBITDA					
Recurring	89.3	21.1	8.8	-	119.2
Non-recurring	-	-	-	(1.4)	(1.4)
EBITDA - Reported	**89.3**	**21.1**	**8.8**	**(1.4)**	**117.8**
EBIT					
Recurring	69.2	12.4	(2.9)	-	78.7
Non-recurring	-	-	-	(1.4)	(1.4)
EBIT Reported	**69.2**	**12.4**	**(2.9)**	**(1.4)**	**77.3**
Net Interest Expense					**(12.9)**
NPBT					
Recurring					65.8
Non-recurring					(1.4)
NPBT - Reported					**64.4**
Taxation					
Recurring					(23.1)
Non-recurring					(1.1)
NPAT					
Recurring					42.7
Non-recurring					(2.5)
NPAT - Reported					**40.2**

Segmented Results
Half-year ended 31 December 2002

	Wagering	Media	Gaming	Unallocated	Total
	$M	$M	$M	$M	$M
Total Revenue	**403.4**	**50.5**	**21.6**	**0.9**	**476.4**
EBITDA	**75.0**	**21.8**	**7.0**	**-**	**103.8**
EBIT	**60.1**	**13.2**	**(2.7)**	**-**	**70.6**
Net Interest Expense					**(14.2)**
NPBT					**56.4**
Taxation					**(19.4)**
NPAT					**37.0**

1006

tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Capital

Ordinary share capital on issue

	Number of shares at 31 December 2003	Number of shares at 31 December 2002
Opening balance	451,192,362	451,192,362
Bought back during the year	95,000	-
Balance	**451,097,362**	**451,192,362**

Options on issue at 31 December 2003

	Number	Exercise price $	Expiry date
Ordinary shares	1,000,000	2.90	30/11/2009
Ordinary shares	180,000	2.43	03/07/2010
Ordinary shares	500,000	2.67	29/09/2011
Total	**1,680,000**		
Issued during current period	Nil	-	-
Exercised during current period	Nil	-	-
Expired during current period	250,000	2.90	30/11/2009
	220,000	2.43	03/07/2010

1007

tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Dividend Distribution Details

	31 December 2003	31 December 2002
Total dividend per security (cents)	9.0	7.0
Total dividend distributions ($'000)	40,599	31,583

The FY2004 interim dividend of 9.0 cents per ordinary share will be fully franked at 30%. Based upon profit forecasts and income tax payments, the Directors expect future dividends to be fully franked at the corporate tax rate of 30%.

Compliance Statement

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The accounts upon which this report is based have been subject to an audit review and an unqualified audit review has been given. The entity has a formally constituted audit committee.

6 February 2004

Danielle Corcoran
COMPANY SECRETARY

1008


03/04

tablimited
ABN 17 081 765 308

Tab Limited
HALF YEAR REPORT

Australian Stock Exchange and Media Release

For Enquiries please contact
Investors/Analysts - Russell Chenu, Chief Financial Officer Phone 9218 1670
Media - Graham Cassidy, Corporate Affairs Manager Phone 9218 1194 Mobile 0419 202 317



ABN 17 081 765 308

Tab Limited Results for the six months ended 31 December 2003

Release to Australian Stock Exchange and Media

HIGHLIGHTS

	Recurring Results 2003		Reported Results 2003	
EARNINGS PER SHARE	9.5 cents	up 15.5%	8.9 cents	up 8.5%
EARNINGS PER SHARE (before goodwill amortisation)	10.9 cents	up 13.5%	10.3 cents	up 7.3%
INTERIM DIVIDEND PER SHARE	9.0 cents fully franked	up 28.6%	9.0 cents fully franked	up 28.6%
OPERATING CASH FLOW PER SHARE	24.8 cents	up 44.3%	24.8 cents	up 44.3%
TOTAL REVENUE	$511.3 million	up 7.3%	$519.6 million	up 9.1%
TOTAL OPERATING REVENUE	$501.4 million	up 6.0%	$501.4 million	up 6.0%
NET OPERATING CASH FLOW	$112.1 million	up 44.3%	$112.1 million	up 44.3%
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	$119.2 million	up 14.8%	$117.8 million	up 13.5%
DEPRECIATION AND AMORTISATION EXPENSE	$40.5 million	up 22.0%	$40.5 million	up 22.0%
EARNINGS BEFORE INTEREST AND TAX (EBIT)	$78.7 million	up 11.5%	$77.3 million	up 9.5%
NET INTEREST EXPENSE	$12.9 million	down 9.2%	$12.9 million	down 9.2%
PROFIT BEFORE TAX	$65.8 million	up 16.6%	$64.4 million	up 14.2%
NET PROFIT AFTER TAX	$42.7 million	up 15.5%	$40.2 million	up 8.8%
NET PROFIT AFTER TAX (before goodwill amortisation)	$49.0 million	up 13.2%	$46.5 million	up 7.6%

2003/2004 Half Year Results

For more information about Tab Limited
visit www.tablimited.com.au

tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Tab Limited Results for the six months ended 31 December 2003

Release to Australian Stock Exchange and Media

Tab Limited boosts interim earnings and dividend

Tab Limited has announced it will pay a record interim dividend of 9.0 cents a share after delivering growth of 8.8% in reported net profit after tax of $40.2 million (15.5% growth in recurring net profit of $42.7 million) in the six months to 31 December 2003.

Managing Director Warren Wilson said the results for the half-year represent the realisation of strategies deployed over the last few years.

"With the infrastructure development and revitalisation programs now well behind us, capital expenditure has declined in accordance with expectation, while profits continue to grow and cash flows build strongly," Mr Wilson said.

"Our shareholders are now reaping the rewards of higher earnings and dividends."

Mr Wilson said all the company's business units had performed very strongly in the period under review on a recurring basis. The highlights of the performance included:

- Record recurring earnings per share of 9.5 cents, up 15.5% from 8.2 cents in the previous corresponding period (pcp)
- A 44.3% rise in operating cash flow per share to 24.8 cents
- Record earnings before interest, tax, depreciation and amortisation (EBITDA) of $119.2 million, an increase of 14.8%
- Record earnings before interest and tax (EBIT) of $78.7 million, a rise of 11.5%
- Revenue growth of 7.3 % from $476.4 million to $511.3 million
- Return on equity exceeding 20%, on an annualised basis

Net profit after tax (NPAT) was adjusted for three significant non-recurring items, resulting in a net negative adjustment of $2.5 million.

Non-recurring items included the expensing of $9.7 million of non-tax deductible costs associated with merger activity, including a break fee representing a cost reimbursement amount of $5.0 million paid to UNiTAB, partially offset by a post tax gain of $5.8 million from an equity swap and a tax expense credit of $1.4 million.

The dividend of 9.0 cents a share compares with 7.0 cents a share in the pcp, representing growth of 28.6%.

"The results reflect continued improvement in operating cash flows in all our businesses, stemming from further growth in revenues and the delivery of further efficiencies," Mr Wilson said.

"What is significant is the quality and reliability of Tab's earnings and cash flows.

"It is also worth noting that this improved result was achieved against the backdrop of considerable corporate activity associated with various merger scenarios. The focus on operational performance has not waned."

Wagering

TAB Wagering results for the half-year were exceptional, with strong growth in all key indicators.

Wagering turnover increased 6.0%, the biggest rise experienced in a December six-month period in more than 10 years, pointing to a full-year turnover figure of around $5 billion.

Revenue totalled $430.0 million – 6.6% higher than the same period in 2003.

EBITDA in the six months increased by 19.1% to $89.3 million. The EBITDA revenue margin of 20.8%, up from 18.6%, continues to improve following increased revenue levels and effective cost management.

Controllable direct costs rose 1.8%, a rate of growth less than one third of the increase in turnover and revenue. As a result, controllable costs as a percentage of wagering revenue declined to 31.2%, from 31.9% in the pcp.

EBIT of $69.2 million for the period experienced double-digit growth of 15.1%. The EBIT revenue margin of 16.1% was up from 14.9% in the pcp.

Wagering's core parimutuel turnover grew 4.6% in the six months. Oncourse turnover, with growth of 4.7%, continued to reverse a previous long-term decline.

"These results are the culmination of a sustained focus on customer service through wider distribution, product innovation and the application of cutting edge technologies across the business in

101

recent years," Mr Wilson said.

"For a business that in the decade prior to privatisation was starved of capital investment and technological innovation, the performance of wagering underpins the transformation of our company.

"The fact is, in a relatively short number of years, the business has been totally re-engineered to become one of the most advanced and efficient operations of its type in the world.

"Moreover, the operation requires minimal capital investment to maintain its industry leadership for many years to come," Mr Wilson said.

Parimutuel revenue growth was experienced across all three racing codes – thoroughbred racing revenue was up 3.5%, harness 6.5% and greyhounds 9.7 %.

"The increasing popularity, albeit off a lower base, of harness and greyhound racing is a reminder that the punting public is interested in variety," added Mr Wilson.

"The trend in bet types is also worth commenting on. Win grew by 4.4% and Place by 2.6%, whereas Exotics moved ahead 5.7%, largely propelled by TAB's exclusive and internationally patented Flexibet.

"Assisted by betting on the 2003 Rugby World Cup, fixed odds turnover grew by a healthy 42.3% and continues to deliver double digit revenue yield."

Mr Wilson said account sales grew by 10.9% in the period, with turnover on NetTAB producing growth of 35.5%.

"Significantly, some 56% of account sales are now transacted electronically. TAB's two Internet sites, RaceTAB and SportsTAB currently represent in excess of 38% of all account sales.

"The TAB retail network continues to go from strength to strength. It now embraces almost 2,100 outlets, with approximately 150 new licensed venues opened during the six months under review as a result of the introduction of the user pays InfoBET package."

Turnover in clubs and hotels increased 6.8%.

Mr Wilson said TAB Wagering's overall results in the half-year were even more pleasing given that the business continued to prosper in one of the most competitive gambling environments in the world.

Mr Wilson said TAB Wagering was about to launch a Quadrella bet type, and was gearing up for a sports betting campaign linked to the Euro 2004 soccer championship.

Media

The operations of Sky Channel and the 2KY radio network continued to make headway in the period under review. While revenue continued to grow, EBIT and EBITDA declined slightly, due primarily to no increase in subscription fees from clubs and hotels plus higher costs for communications, insurances and the anti-piracy campaign.

Total revenues were up 1.9% from $50.5 million to $51.5 million, with EBITDA slightly lower at $21.1 million in the six months, a decrease of 3.4%. EBIT totalled $12.4 million compared with $13.2 million previously.

The period was very active for Sky, with the finalisation of new long-term inbound and outbound communications contracts and the settling of exclusive agreements with Australia's major Pay TV carriers Foxtel, Austar and Optus.

Sky will be an integral part of the digital service that Foxtel and Austar will roll-out later this year.

Sky continued to take a frontline approach to efforts to stamp out piracy of its satellite signal in conjunction with the Pay TV industry.

During the period, Sky successfully renegotiated rights with a range of greyhound and harness racing bodies, all on reasonable commercial terms.

" I would note that the recent activity surrounding racing rights and programming underscores the growing market awareness of the strategic value of Sky and 2KY," Mr Wilson added.

Tab Limited Results for the six months ended 31 December 2003

Release to Australian Stock Exchange and Media

Gaming

The Gaming business continued to improve over the half-year, with both maxgaming and the Centralised Monitoring System (CMS) making gains.

The gaming division benefited during the half-year from:

- Improved earnings and cash flows from CMS operations, resulting in CMS being EBIT positive (after corporate cost allocations) each month from September 2003
- Removal of NSW Government regulatory restrictions on the roll-out of mystery products, providing unrestricted capacity to market mystery products

Total revenue improved 33.0% from $21.6 million to $28.7 million.

EBITDA increased by $1.8 million to $8.8 million, while the EBIT loss grew slightly from $2.7 million to $2.9 million.

Gaming EBITDA and EBIT comparisons with pcp are difficult due to the timing of new linked jackpot games transferring from capital development to operational mode, with capitalisation of Maximillions development costs ceasing on 31 October 2002 and capitalisation of development costs of mystery games ceasing on 30 September 2003.

As of 6 February 2004, maxgaming had linked jackpot games connected to approximately 2,500 electronic gaming machines in clubs and hotels – 1,000 linked to Maximillions and 1,500 to mystery games.

maxgaming also currently has almost 200 machines contracted and awaiting installation.

Mr Wilson said the outlook for the second half was positive off the back of further market penetration for mystery games, maintenance of Maximillions game numbers, the addition of new products and any favourable outcomes from an impending review of the monthly monitoring fee for the Centralised Monitoring System by the NSW Independent Pricing and Regulatory Tribunal.

Mr Wilson reiterated that the gaming division would be EBIT positive on an annualised basis during the second half of FY04

Outlook

" The strong first half results are anticipated to continue into the second half, with all core businesses in good shape," Mr Wilson said.

" We confirm our earnings guidance for the full-year with forecast net profit after tax being not less than $85 million, before taking account of costs of corporate activity and any other non-recurring items."

Corporate Activity

" In relation to current merger activity, the Board and management are committed to delivering maximum value to Tab shareholders," Mr Wilson added.

" As the latest half-year's results show, the organic growth available from Tab's existing business portfolio would be very attractive to a new owner.

" The company's assets and operations require minimal capital expenditure in the next few years and are expected to continue to generate increasing earnings and cash flows.

" In accordance with statutory timetables, UNiTAB is required to dispatch its Bidder's Statement to Tab shareholders by 18 February 2004. At the latest, Tab will dispatch its Target's Statement to shareholders within two weeks of the mailing of UNiTAB's Bidder's Statement."

Dividend

The fully franked interim dividend of 9.0 cents per share will be paid on 23 February 2004 to shareholders on the register on 17 February 2004.

Media enquiries to Graham Cassidy on 02 9218 1199 or mobile 0419 202317



ABN: 17 081 765 308

DIRECTORS' REPORT

The Directors of Tab Limited submit the following report in respect of the half-year ended 31 December 2003.

The following persons held office as Directors of Tab Limited during the half-year ended 31 December 2003 and up to the date of this report.

Graham Kelly
Warren Wilson
Belinda Hutchinson
Brian Keane
F Allan Mc Donald
The Hon Barrie Unsworth
Geoffrey Wild, AM

REVIEW OF OPERATIONS

A summary of the Statement of Financial Performance for the half-year ended 31 December 2003 is set out below:

	2003 $000's	2002 $000's
Total Revenue	519,640	476,369
Operating profit before income tax	64,432	56,432
Income tax expense	(24,188)	(19,459)
Operating profit after income tax	40,244	36,973

Reported operating profit after income tax of $40.2 million was above last year by $3.3 million or 8.8% reflecting continued growth in operations and the after tax impact of non-recurring items relating to an equity swap gain of $5.8 million, the write-off of $9.7 million corporate activity transaction costs (including a break fee payment to UNiTAB Limited of $5.0 million) and a tax expense credit adjustment of $1.4 million. Excluding these non-recurring items operating profit after income tax would have been $42.7 million, an increase of 15.5% over the prior corresponding period.

Total revenue from ordinary activities increased by $43.3 million or 9.1%, while total expenses (excluding borrowing costs) were $36.3 million or 9.0% higher than last year. Major cost increases were depreciation and amortisation ($7.3 million), Government wagering tax ($5.7 million), payments to the NSW racing industry ($6.3 million) and employee related costs ($1.2 million). Total expenses also include the write-off of $9.7 million of corporate activity transaction costs (including a break fee payment of $5.0 million) as a result of a proposed merger not proceeding.

Capital expenditure of $14.3 million was incurred during the period including wagering operations $4.7 million, the ongoing development and implementation of club and hotel gaming products $6.0 million and capital maintenance of Media operations $0.9 million.



Net cash flow from operating activities (excluding borrowing costs) was $112.1 million, an increase of $34.4 million or 44.3% compared to the previous period.

EVENTS OCCURRING AFTER REPORTING DATE

On 22 January 2004 the company was served with a bidder's statement from UNiTAB Limited relating to an off-market takeover offer for shares in Tab Limited. Directors are currently considering the bidder's statement from UNiTAB Limited.

No other matter or circumstance has arisen since the half-year ended 31 December 2003 which is not otherwise dealt with in this report or in the consolidated financial statements that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent periods.

ROUNDING OF AMOUNTS

Tab Limited is a company of the kind referred to in class order 98/0100 issued by the Australian Securities and Investment Commission relating to the rounding of amounts in the Directors' Report and Financial Report. Amounts in the Financial Report and the Directors' Report have been rounded to the nearest thousand dollars with that class order.

The report is made in accordance with the resolution of Directors.

....	....
Graham Kelly	Warren Wilson
Director	Director
Tab Limited	Tab Limited

Sydney
6 February 2004



ABN: 17 081 765 308

DIRECTORS' DECLARATION

The Directors declare that the Financial Statements and Notes set out on pages 1 to 8:

a) comply with Accounting Standard AASB1029: Interim Financial Reporting and the Corporations Regulations 2001; and

b) give a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the Directors' opinion:

- there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with the resolution of the Directors.

....	....
Graham Kelly	Warren Wilson
Director	Director
Tab Limited	Tab Limited

Sydney
6 February 2004

Tab Limited and Controlled Entities
Statement of Financial Performance
For the half-year ended 31 December 2003

	Note	Consolidated	
		2003	2002
		$'000	$'000
Revenue from ordinary activities	2	**519,640**	**476,369**
Borrowing expenses	3	(14,048)	(15,109)
Other expenses from ordinary activities	3	(441,160)	(404,828)
Profit from ordinary activities before income tax expense		**64,432**	**56,432**
Income tax expense relating to ordinary activities		(24,188)	(19,459)
Net profit		**40,244**	**36,973**
Total changes in equity other than those resulting from transactions with owners as owners		**40,244**	**36,973**
		Cents	**Cents**
Basic earnings per share		8.9	8.2
Diluted earnings per share		8.9	8.2

The above statement of financial performance should be read in conjunction with the accompanying notes.

Tab Limited and Controlled Entities
Statement of Financial Position
As at 31 December 2003

	Consolidated		
	31 December 2003 $'000	30 June 2003 $'000	31 December 2002 $'000
Current Assets			
Cash assets	50,756	36,741	37,618
Receivables	15,437	13,100	17,010
Current tax assets	-	-	7,532
Inventories	4,227	3,222	3,044
Other	6,437	8,591	5,430
Total Current Assets	76,857	61,654	70,634
Non-Current Assets			
Property, plant and equipment	378,814	400,436	399,564
Deferred tax assets	5,684	5,945	5,066
Intangible assets	547,077	555,746	564,417
Other	500	500	500
Total Non-Current Assets	932,075	962,627	969,547
Total Assets	**1,008,932**	**1,024,281**	**1,040,181**
Current Liabilities			
Customers' balances	33,116	37,296	29,196
Payables	105,537	98,500	97,908
Current tax liabilities	17,071	8,362	3,131
Provisions	10,965	12,282	13,557
Total Current Liabilities	166,689	156,440	143,792
Non-Current Liabilities			
Interest bearing liabilities	368,000	400,800	441,000
Deferred tax liabilities	46,030	42,717	36,184
Provisions	2,579	2,520	3,375
Total Non-Current Liabilities	416,609	446,037	480,559
Total Liabilities	**583,298**	**602,477**	**624,351**
Net Assets	**425,634**	**421,804**	**415,830**
Equity			
Contributed equity	314,818	315,136	315,136
Retained profits	110,816	106,668	100,694
Total Equity	**425,634**	**421,804**	**415,830**

The above statement of financial position should be read in conjunction with the accompanying notes.

Tab Limited and Controlled Entities
Statement of Cash Flows
For the half-year ended 31 December 2003

	Consolidated	
	2003	**2002**
	$'000	**$'000**
Cash Flows from Operating Activities		
Receipts from customers	2,592,461	2,431,731
Dividends on winning wagers	(2,085,693)	(1,958,950)
Government wagering tax	(114,872)	(110,251)
Payments to suppliers and employees	(275,284)	(269,982)
	116,612	92,548
Interest received	1,274	870
Other revenue received	6,075	390
Borrowing costs	(13,277)	(12,961)
Income tax paid	(11,882)	(16,137)
Net cash inflows from operating activities	**98,802**	**64,710**
Cash Flows from Investing Activities		
Payments for property, plant and equipment	(14,271)	(45,444)
Proceeds from disposal of property, plant and equipment	60	946
Payments for corporate activity transaction costs	(9,716)	-
Proceed from equity performance swap agreements	8,354	-
Net cash outflows from investing activities	**(15,573)**	**(44,498)**
Cash Flows from Financing Activities		
Proceeds from borrowings	-	21,000
Repayment of borrowings	(32,800)	-
Dividends paid	(36,096)	(31,583)
Payment for share buy-back	(318)	-
Net cash outflows from financing activities	**(69,214)**	**(10,583)**
Net increase in cash held	**14,015**	**9,629**
Cash at the beginning of the reporting period	36,741	27,989
Cash at the end of the reporting period	**50,756**	**37,618**

The above statement of cash flows should be read in conjunction with the accompanying notes.

Tab Limited and Controlled Entities
Notes to the consolidated financial statements
for the half-year ended 31 December 2003

Note 1. Basis of preparation of the half-year financial report

This half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report.

The half-year report should be read in conjunction with the Annual Financial Report of Tab Limited as at 30 June 2003. It is also recommended that the half-year report be considered together with any public announcements made by Tab Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with the historical cost convention. For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period. Where necessary, comparatives have been reclassified and repositioned with current year disclosures.

The accounting policies adopted are consistent with those applied in the 30 June 2003 annual financial report.

Note 2. Revenue from ordinary activities

	Consolidated	
	2003	**2002**
	$'000	**$'000**
Revenue from operating activities		
Wagering services	425,055	401,506
Media services	51,107	50,336
Gaming services	25,278	21,110
	501,440	472,952
Revenue from outside the operating activities		
Proceeds from sale of non-current assets	60	946
Interest income	1,205	942
Rents	43	32
Equity performance swap agreements	8,354	-
Other	8,538	1,497
	18,200	3,417
Total	**519,640**	**476,369**

Note 3. Expenses & Gains

	Consolidated 2003 $'000	Consolidated 2002 $'000
(a) Expenses		
Borrowing costs		
Borrowing costs expensed	14,048	15,109
	14,048	15,109
Depreciation		
Buildings	715	545
Plant and equipment	28,442	21,594
Total depreciation	29,157	22,139
Amortisation		
Retail outlet improvements	2,678	2,585
Goodwill	6,297	6,297
Racecourse communication equipment	-	63
Licences	2,372	2,106
Total amortisation	11,347	11,051
Other costs		
Employee costs	40,113	38,906
Government wagering tax	115,904	110,253
Fees to NSW Racing Pty Limited	110,845	104,502
Commissions and fees	44,769	42,733
Broadcasting and communications costs	32,393	31,448
Rental expenses relating to operating leases	8,503	8,305
Computer hardware & software maintenance	4,100	5,114
Property and equipment maintenance	7,246	5,684
Advertising and promotion	4,428	3,904
Corporate activity transaction costs	9,716	-
Written down value of assets disposed of	252	696
Bad and doubtful debts	205	97
Others	22,182	19,996
	400,656	371,638
Total expenses	**441,160**	**404,828**
(b) Net gains and losses		
Net gain (loss) from disposal of property, plant and equipment	(192)	250
Net foreign exchange gain (loss)	(27)	41

Note 4. Significant Items

Profit from ordinary activities before income tax expense includes the following items:

	Consolidated	
	2003	2002
	$'000	$'000
Gain		
Gain on equity performance swap agreements	8,354	-
Less: income tax applicable	(2,506)	-
	5,848	-

The above gain resulted from the mark to market during December 2003 of the equity performance swap agreements with a third party.

New equity performance swap agreements have been entered into under normal commercial terms and are subject to an interest rate of 5.10% and transaction costs. These agreements are commitments to either receive or make payments in the future based on the movement of a defined underlying asset amount. All agreements are currently due to be settled within the next twelve months.

	Consolidated	
	2003	2002
	$'000	$'000
Expense		
Corporate activity transaction costs	9,716	-
Less: income tax applicable	-	-
	9,716	-

Note 5. Dividends paid

	2003	2002
	$'000	$'000
Previous year's final dividends (fully franked) paid during the half-year	36,096	31,583

Note 6. Segment information

Business segments

The consolidated entity comprises the following main business segments:

Wagering
Accepts bets on thoroughbred, harness and greyhound races throughout Australia and internationally and on an extensive range of sporting events.

Media
Includes the national and international broadcasting of racing and sporting events.

Gaming
Represents state wide linked jackpot operations, the monitoring of gaming machines throughout New South Wales, internet-based authorisations for electronic gaming machine changes and machine investment activities.

Primary reporting – business segments

Half-year ended 31 December 2003	Wagering	Media	Gaming	Inter-segment Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000
Revenue					
Total operating revenue	425,055	51,107	25,278	-	501,440
Other revenue	4,948	367	3,462	-	8,777
Inter-segment revenue	-	12,761	-	(12,761)	-
Total segment revenue	**430,003**	**64,235**	**28,740**	**(12,761)**	
Unallocated revenue					9,423
Total consolidated revenue					**519,640**
Segment result	**69,180**	**12,539**	**(2,946)**	**-**	**78,773**
Interest expense					(14,048)
Unallocated interest received					1,069
Unallocated other revenue					8,354
Unallocated expense					(9,716)
Profit from ordinary activities before income tax expense					**64,432**

Primary reporting – business segments (continued)

Half-year ended 31 December 2002	Wagering	Media	Gaming	Inter-segment Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000
Revenue					
Total operating revenue	401,506	50,336	21,110	-	472,952
Other revenue	1,840	200	505	-	2,545
Inter-segment revenue	2,409	13,610	-	(16,019)	-
Total segment revenue	**405,755**	**64,146**	**21,615**	**(16,019)**	
Unallocated revenue					872
Total consolidated revenue					**476,369**
Segment result	**60,101**	**13,289**	**(2,721)**	**-**	**70,669**
Interest expense					(15,109)
Unallocated interest received					872
Profit from ordinary activities before income tax expense					**56,432**

Note 7. Contingent liability

Due to the nature of fixed odds sports betting activities there are a number of wagers on events that are undecided at the end of the half-year. The profit or loss resulting from these wagers is brought to account when the outcome of the event is known. No provision has been made to recognise any potential liability, as the amount cannot be reliably measured.

Note 8. Events Occurring after Reporting Date

On 22 January 2004 the company was served with a bidder's statement from UNiTAB Limited relating to an off-market takeover offer for shares in Tab Limited. Directors are currently considering the bidder's statement from UNiTAB Limited.

No other matter or circumstance has arisen since the half-year ended 31 December 2003 which is not otherwise dealt with in the consolidated financial statements that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Exhibit I

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.
IF YOU ARE IN ANY DOUBT ABOUT HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONTACT YOUR BROKER, FINANCIAL ADVISER OR LEGAL ADVISER IMMEDIATELY.


tablimited

ABN 17 081 765 308

TARGET'S STATEMENT

This Target's Statement has been issued in response to the off-market takeover bid made by UNiTAB Limited (ABN 84 085 691 738) for all the ordinary shares in Tab Limited (ABN 17 081 765 308).

THE DIRECTORS OF TAB LIMITED RECOMMEND THAT YOU

TAKE NO ACTION

AT THIS TIME.

Tab has established a shareholder information line which Tab shareholders may call if they have any queries. If calling from within Australia the number is 1300 137 984.
If calling from outside Australia the number is +61 3 9649 5408.

Calls to the shareholder information line will be recorded and those recordings will be indexed and stored in accordance with legal requirements.


TARGET'S STATEMENT

IMPORTANT NOTICES

NATURE OF THIS DOCUMENT

This document is a Target's Statement issued by Tab under Part 6.5 Division 3 of the Corporations Act in response to UNiTAB's Bidder's Statement and Offer.

DEFINED TERMS

A number of defined terms are used in this Target's Statement. These terms are explained in Section 5 of this Target's Statement.

NO ACCOUNT OF PERSONAL CIRCUMSTANCES

This Target's Statement does not take into account your individual objectives, financial situation or particular needs. It does not contain personal advice. Your Directors encourage you to seek independent financial and taxation advice before making a decision as to whether or not to accept UNiTAB's Offer.

DISCLAIMER AS TO FORWARD LOOKING STATEMENTS

In addition to the historical information that is contained in this Target's Statement, some of the statements appearing in this Target's Statement may be in the nature of forward looking statements. You should be aware that such statements are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Tab operates as well as general economic conditions. Actual events or results may differ materially. None of Tab, Tab's directors or officers, any persons named in this Target's Statement with their consent, or any person involved in the preparation of this Target's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, except to the extent required by law.

ASIC DISCLAIMER

A copy of this Target's Statement has been lodged with ASIC. Neither ASIC nor any of its officers takes any responsibility for the content of this Target's Statement.

IMPORTANT DATES	
Date of UNiTAB's Offer	23 February 2004
Likely last date for UNiTAB to extend the Offer Period (assuming UNiTAB's Offer is conditional at time of extension[1])	15 March 2004
Date of this Target's Statement	5 March 2004
Close of the Offer Period (unless extended or withdrawn)	7.00pm (Sydney time) on Wednesday 24 March 2004
Last date for Tabcorp to send its bidder's statement to Tab shareholders	23 April 2004

TARGET SHAREHOLDER INFORMATION

Tab has established a shareholder information line which Tab shareholders may call if they have any queries in relation to UNiTAB's Offer. The telephone number for the shareholder information line is 1300 137 984 (for callers within Australia) and +61 3 9649 5408 (for callers outside Australia) and will be available during business hours (8.30am to 5.00pm Sydney time).

Tab notifies shareholders that, as required by the Corporations Act, calls to the shareholder information line will be recorded and those recordings will be indexed and stored.

1 UNiTAB may extend the Offer Period after this date in certain limited circumstances provided for in the Corporations Act.

SUMMARY OF RECOMMENDATION

UNiTAB has made a takeover offer for Tab. At the time the offer was announced on 19 December 2003, the Tab Directors stated that they intended to recommend the offer in the absence of a superior proposal.

Tabcorp announced a competing takeover offer for Tab on 23 February 2004.

As the Tab Directors expect further material developments will emerge in the coming weeks in relation to the competing offers, they believe it would be premature to recommend whether to accept or reject either offer at this time.

The Tab Directors recommend that Tab shareholders

TAKE NO ACTION AT THIS TIME.

This recommendation will be revised in light of further developments in relation to the UNiTAB and Tabcorp takeover offers.

In summary, the Tab Directors make this recommendation for the following reasons:

1. The implied market values of the offers are not markedly different.
2. Both offers remain highly conditional.
3. Tab is awaiting receipt of Tabcorp's bidder's statement to be able to make a thorough assessment of Tabcorp's Announced Offer and its merits relative to UNiTAB's Offer.
4. There is a possibility that Tabcorp or UNiTAB may make a higher offer.

Tab will continue to keep you informed of all material developments in relation to both offers on a timely basis, through communications to you directly and through announcements posted on Tab's website, **www.tablimited.com.au** and the ASX website, **www.asx.com.au**

In the event that you have specific questions, please call the Tab shareholder information line on 1300 137 984 (for callers within Australia) and +61 3 9649 5408 (for callers outside Australia).
As required by the Corporations Act, calls to the Tab shareholder information line will be recorded and those recordings will be indexed and stored.

tablimited




TARGET'S STATEMENT

TABLE OF CONTENTS

CHAIRMAN'S LETTER

5 March 2004

Dear Shareholder

Tab Limited **(Tab)** is currently the subject of competing takeover proposals from UNiTAB Limited **(UNiTAB)** and Tabcorp Holdings Limited **(Tabcorp)**. Both proposals value Tab at a significant premium to the price at which Tab was trading prior to corporate activity commencing with the proposed merger between Tab and UNiTAB announced on 16 October 2003.

This reflects the work that your company's board and management have done to build a financially sound business (as highlighted most recently by the interim results released on 6 February 2004) and to facilitate and encourage a competitive bidding process for control of the company, having been the first to take steps towards achieving consolidation between listed entities in the Australian wagering industry.

This Target's Statement sets out Tab's response to the takeover offer set out in UNiTAB's bidder's statement, which you would have received recently. Tab shareholders should also expect to receive Tabcorp's bidder's statement shortly setting out the terms of its offer. Tab will provide a target's statement to Tab shareholders in response to Tabcorp's bidder's statement in due course.

UNiTAB's bidder's statement included a statement to the effect that the Tab board had stated that it intended recommending that Tab shareholders accept the offer, in the absence of a superior offer. However, given the change in circumstances (namely the announcement of Tabcorp's proposed offer) the directors of Tab now make the following recommendation in relation to UNiTAB's Offer:

The Tab Directors recommend that you TAKE NO ACTION at this time.

This recommendation will be revised in light of further developments in relation to the UNiTAB and Tabcorp takeover offers.

Your directors have made this recommendation for the following reasons:

1. the implied market values of the offers are not markedly different;
2. both offers remain highly conditional;
3. Tab is awaiting receipt of Tabcorp's bidder's statement to be able to make a thorough assessment of Tabcorp's announced offer and its merits relative to UNiTAB's offer; and
4. there is a possibility that Tabcorp or UNiTAB may make a higher offer.

UNiTAB's Offer is due to close on Wednesday 24 March 2004 (unless extended by UNiTAB). Accordingly, there is no need for Tab shareholders to take any action in relation to their Tab shares at this stage. Tab's directors will contact shareholders on a timely basis with an update to their recommendation prior to the close of UNiTAB's offer.

Tab shareholders should note that on 4 March 2004 the closing price of Tab shares on the ASX was $4.61, which was above the implied market values of both competing offers on that date. Tab shareholders considering selling their shares on market should refer to part 3 of the section of this Target's Statement entitled "Your choices as a Tab shareholder".

Tab's directors reaffirm their commitment to ensuring that the best interests of shareholders are met. Be assured that we will keep you advised of material developments as and when they occur. If neither offer is successful in its current form, Tab's directors will continue to explore ways to enhance shareholder value by assessing opportunities for consolidation in the industry.

I encourage you to carefully read all of this Target's Statement and seek independent financial and taxation advice. Please call the Tab shareholder information line on 1300 137 984 (for callers within Australia) and +61 3 9649 5408 (for callers outside Australia) if you require further information. You should also monitor announcements posted on Tab's website, www.tablimited.com.au and the ASX website, www.asx.com.au for information regarding material developments.

Yours sincerely



Graham Kelly, Chairman


tablimited



FREQUENTLY ASKED QUESTIONS

This section answers some commonly asked questions about UNiTAB's Offer.

It is not intended to address all relevant issues for Tab shareholders and this section should be read together with all other parts of this Target's Statement. Tab will provide a target's statement to Tab shareholders in response to Tabcorp's Announced Offer in due course.

Q. *What is UNiTAB offering for my Tab Shares?*

A. UNiTAB is offering to acquire all of your Tab Shares. The consideration that UNiTAB is offering for your Tab Shares is:

- 0.47 UNiTAB Shares; plus
- $1.36 cash (being $1.45 cash less Tab's $0.09 interim dividend paid on 23 February 2004),

for every 1 Tab Share registered in your name. This equates to 47 UNiTAB Shares plus $136 cash for every 100 Tab Shares registered in your name. For example, if you hold 257 Tab Shares, UNiTAB is offering you 120 UNiTAB Shares and $349.52 for your Tab Shares.

Q. *Has anyone else made an offer for my Tab Shares?*

A. Tabcorp has announced that it will make an offer for your Tab Shares. However, this offer has not yet been sent to Tab shareholders and accordingly at this time you are not able to accept Tabcorp's Announced Offer.

Q. *What choices do I have as a Tab shareholder?*

A. As a Tab shareholder, you have the following choices in respect of your Tab Shares:

(a) you can take no action, remain a Tab shareholder and wait for further communications from Tab, UNiTAB and Tabcorp (if you wish to consider the proposed takeover offer from Tabcorp you should wait until you receive Tabcorp's bidder's statement);

(b) you can accept UNiTAB's Offer; or

(c) you can sell your Tab Shares on the stock market (unless you have previously accepted UNiTAB's Offer and you have not validly withdrawn the acceptance).

There are several implications in relation to each of the above choices. A summary of these implications is set out under the heading "Your choices as a Tab shareholder".

Q. *What are the Tab Directors recommending?*

A. The Tab Directors recommend that you **TAKE NO ACTION** at this time.

This recommendation will be revised in light of further developments in relation to UNiTAB's Offer and Tabcorp's Announced Offer.

The reasons for the recommendation are set out in the section headed "The Tab Directors' recommendation and reasons for the recommendation".

Q. *Previously the Tab Directors stated they intended to recommend UNiTAB's Offer in the absence of a superior proposal. Why are the Tab Directors now recommending that I take no action at this time?*

A. Since this statement was made Tab has been informed of Tabcorp's Announced Offer and therefore the Tab Directors have recommended that Tab shareholders take no action at this time.

FREQUENTLY ASKED QUESTIONS

Q. ***When do the Tab Directors expect to be in a position to update their recommendation regarding my actions?***

A. The Tab Directors anticipate that they will be in a position to give Tab shareholders an updated recommendation once the position of the competing takeover offers has become clearer.
The Tab Directors will contact shareholders with an update to their recommendation on a timely basis prior to the close of UNiTAB's Offer or as matters material to your decision occur. As such there is no need for Tab shareholders to take any action in relation to their Tab Shares at this stage.

Q. ***I have heard that the NSW racing industry must give its approval for UNiTAB's Offer to succeed – is this true?***

A. It is a condition of UNiTAB's Offer that the NSW racing industry approve of commercial arrangements between itself and the Combined UNiTAB/Tab. However, the effect of the NSW Treasurer's media release of 27 February 2004 is that it may be possible for UNiTAB to satisfy the relevant NSW government requirements without an agreement being in place with the NSW racing industry provided the government was reassured that there was a strong prospect than an agreement will be reached within a reasonable time frame. In these circumstances if all of the other conditions of UNiTAB's Offer were satisfied or waived, it would be in a position to complete the Offer.
Further information regarding this issue is contained in the section headed "Relevant comments on the NSW Government and the NSW racing industry conditions".

Q. ***If I wanted to accept UNiTAB's Offer, how would I do it?***

A. Section 11.5 of UNiTAB's Bidder's Statement explains how you can accept UNiTAB's Offer.

Q. ***What are the consequences of accepting UNiTAB's Offer now?***

A. If you accept UNiTAB's Offer, unless withdrawal rights remain available (see next question and answer), you will give up your right to sell your Tab Shares on the stock market or otherwise deal with your Tab Shares while UNiTAB's Offer remains open (including being unable to accept Tabcorp's Announced Offer). Also, if you accept UNiTAB's Offer and it becomes unconditional you will be issued with UNiTAB Shares as part of the takeover consideration. As a shareholder of UNiTAB you will be exposed to risk factors associated with UNiTAB Shares after the takeover has been completed. See Section 9 of the Bidder's Statement and Section 1.13 of this Target's Statement for further information in this regard.

Q. ***If I accept UNiTAB's Offer, can I withdraw my acceptance at any time?***

A. You may withdraw your acceptance at any time until the condition of UNiTAB's Offer referred to in clause (g) of Section 11.10 of the Bidder's Statement (the Nomination Condition) has been fulfilled. See Section 1.8 of this Target's Statement for information in this regard. Also, you may become entitled to withdraw your acceptance in the limited circumstances referred to in Section 11.7 of the Bidder's Statement.
Otherwise, you may only withdraw your acceptance if UNiTAB varies the Offer in a way that postpones the time when UNiTAB is required to satisfy its obligations by more than one month.

tablimited




TARGET'S STATEMENT

FREQUENTLY ASKED QUESTIONS

Q. ***If I accept UNiTAB's Offer and subsequently decide to withdraw it, assuming that I have the right to do so, how do I go about doing it?***

A. If you have the right to withdraw your acceptance of UNiTAB's Offer:

(a) where your Tab Shares are held in a CHESS Holding, you should discuss how to go about withdrawing your acceptance with your Controlling Participant (e.g. your stock broker); and

(b) where your Tab Shares are not held in a CHESS Holding, you can withdraw your acceptance in respect of such Tab Shares by sending a notice to that effect signed by you (or on your behalf, in which case documentation proving that the person or persons signing the notice are authorised to do so must accompany the notice) to any of the addresses specified on the Acceptance Form so that it is received at the relevant address while the relevant withdrawal right remains available.

Q. ***When does UNiTAB's Offer close?***

A. UNiTAB's Offer will close at 7.00pm (Sydney time) on Wednesday 24 March 2004 unless it is withdrawn or extended. The likely last date for UNiTAB to extend the Offer Period (assuming UNiTAB's Offer is conditional at the time of extension) is 15 March 2004[2].

Q. ***What are the conditions of UNiTAB's Offer?***

A. A brief summary of the conditions of UNiTAB's Offer is set out in Section 1.3 of this Target's Statement. The full terms of the conditions of UNiTAB's Offer are set out in Sections 11.10 and 11.13 of UNiTAB's Bidder's Statement.

Q. ***What happens if the conditions of UNiTAB's Offer are not satisfied or waived?***

A. If the conditions are not satisfied or waived before UNiTAB's Offer closes, UNiTAB's Offer will lapse. You will then be free to deal with your Tab Shares even if you have accepted UNiTAB's Offer.

Q. ***When will I receive my consideration if I accept UNiTAB's Offer?***

A. If you accept UNiTAB's Offer, you will have to wait for the Offer to become unconditional before you receive your consideration from UNiTAB. At this time, significant uncertainty exists as to if or when this will occur.

Full details of when you will receive your consideration, and any exceptions to the above, are set out in Section 11.8 of the Bidder's Statement.

If you are a foreign shareholder the UNiTAB Shares forming part of the Offer to you will be sold on your behalf and the proceeds of sale sent to you (See Section 11.9 of the Bidder's Statement).

2 UNiTAB may extend the Offer Period after this date in certain limited circumstances provided for in the Corporations Act

FREQUENTLY ASKED QUESTIONS

Q. ***What are the risks associated with UNiTAB's Offer?***

A. Generally, the implied market value of UNiTAB's Offer is influenced by the price of UNiTAB's Shares, which may change from day to day and which may rise or fall. The price for Tab Shares and UNiTAB Shares may be obtained from the ASX website **www.asx.com.au** (subject to a 20 minute delay). In addition, Section 9 of the Bidder's Statement contains information about the risks associated with holding UNiTAB Shares, UNiTAB's Offer and the future operating and financial performance of the Combined UNiTAB/Tab. Section 1.13 of this Target's Statement also discusses some further risks. It is suggested that you read these sections carefully before deciding how to respond to UNiTAB's Offer.

Q. ***What are the tax implications of accepting UNiTAB's Offer?***

A. A general summary of the tax implications of accepting UNiTAB's Offer are set out in Section 3.2 of this Target's Statement and Section 10 of the Bidder's Statement. Tab shareholders are advised to seek taxation advice in respect of the Offer from their accountants or financial advisers.

If you have any further questions please consult your legal, financial or other professional adviser or contact the Tab shareholder information line on 1300 137 984 (for callers within Australia) and +61 3 9649 5408 (for callers outside Australia). The Tab shareholder information line will be available during business hours (8.30am to 5.00pm Sydney time). In accordance with legal requirements, all calls to the Tab shareholder information line will be recorded and those recordings will be indexed and stored.


tablimited




TARGET'S STATEMENT

THE TAB DIRECTORS' RECOMMENDATION AND REASONS FOR THE RECOMMENDATION

TAB DIRECTORS' RECOMMENDATION

On 19 December 2003 the Tab Directors released a statement that they were unanimously supportive of UNiTAB's Offer and intended to recommend the Offer in the absence of a superior proposal. However, in the interim, Tab has been informed of Tabcorp's Announced Offer and the Tab Directors now make the following recommendation in relation to UNiTAB's Offer:

The Tab Directors recommend that you TAKE NO ACTION at this time.

This recommendation will be revised in light of further developments in relation to UNiTAB's Offer and Tabcorp's Announced Offer.

The Tab Directors anticipate that they will be in a position to give Tab shareholders an updated recommendation once the position of the competing takeover offers has become clearer. The Tab Directors will continue to ensure that shareholders are kept up to date on a timely basis regarding any changes in the Tab Directors' recommendation.

Tab shareholders should note that Tab's market price on the ASX has on recent occasions been above the implied market values of both of the competing offers. For example, on 4 March 2004, the closing price of Tab shares on the ASX was $4.61, which was above the implied market value of both of the competing offers on that date. If you are considering selling your Tab Shares on market you should refer to part 3 of the section of this Target's Statement entitled "Your choices as a Tab shareholder" for a brief description of the consequences of doing so.

REASONS FOR TAB DIRECTORS' RECOMMENDATION

The Tab Directors have made their recommendation for the following reasons:

1. **The implied market values of the offers are not markedly different.**

   The implied market values of both of the offers value Tab at a significant premium relative to:

   - the price at which Tab was trading prior to the first announcement of a proposed merger between Tab and UNiTAB announced on 16 October 2003; and
   - the prices and volume weighted average prices (VWAP) at which Tab traded prior to public announcements of proposed mergers and takeovers involving Tab (as set out in the graph below).


OFFER PREMIA FOR TAB SHARES BASED ON IMPLIED MARKET VALUES
IMPLIED MARKET VALUE PER TAB SHARE
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$4.42
$4.50
UNITAB'S OFFER IMPLIED MARKET VALUE: $4.42,
TABCORP'S ANNOUNCED OFFER IMPLIED MARKET VALUE: $4.50

(1) 15 October 2003 being the day before the announcement of the Original UNiTAB Merger Proposal between Tab and UNiTAB

(2) Implied market value of UNiTAB's Offer based on a UNiTAB share price of $6.51 being the closing share price on 4 March 2004

(3) Implied market value of Tabcorp's Announced Offer based on a Tabcorp share price of $11.46 being the closing share price on 4 March 2004

THE TAB DIRECTORS' RECOMMENDATION AND REASONS FOR THE RECOMMENDATION

However, the current implied market values of the consideration being offered under both offers are not markedly different. As at the close of trade on the ASX on 4 March 2004 the implied market value of UNiTAB's Offer was $4.42 versus the implied market value of Tabcorp's Announced Offer of $4.50, although shareholders should note that the implied market values of the offers may change from day to day given that they both include a share component.

The implied market value of UNiTAB's Offer will change with each change in the price of UNiTAB Shares. The implied market value of Tabcorp's Announced Offer will not differ from $4.50 per Tab Share provided that the Tabcorp VWAP is between $11.36 and $12.50[3].

2. Both offers remain highly conditional.

Both of the offers remain highly conditional. Developments in relation to the conditions attached to both UNiTAB's Offer and Tabcorp's Announced Offer are likely to be material to the Tab Directors' recommendation and to the decisions of Tab shareholders.

Refer to Section 1.3 of this Target's Statement for a further discussion of the conditions of UNiTAB's Offer.

3. Tab is awaiting receipt of Tabcorp's bidder's statement to be able to make a thorough assessment of Tabcorp's Announced Offer and its merits relative to UNiTAB's Offer.

As at the date of this Target's Statement, Tabcorp had not yet issued its bidder's statement. The bidder's statement is required to set out the terms of Tabcorp's takeover offer, including the complete description of all of the defeating conditions. Once the Tab Directors have had an opportunity to consider Tabcorp's bidder's statement they are likely to be in a better position to evaluate UNiTAB's Offer relative to the terms of Tabcorp's Announced Offer and provide an update on their recommendation to Tab shareholders.

Tab will also prepare a target's statement in response to Tabcorp's takeover offer after Tabcorp has sent its bidder's statement to Tab shareholders.

4. There is a possibility that Tabcorp or UNiTAB may make a higher offer.

As at the date of this Target's Statement Tab continues to be in further discussions with both Tabcorp and UNiTAB. There is a possibility that Tabcorp or UNiTAB may make a higher offer.

UNiTAB's Offer is due to close at 7.00pm (Sydney time) on Wednesday 24 March 2004 (unless extended by UNiTAB) and Tab's directors will contact shareholders with an update to their recommendation on a timely basis prior to the close of UNiTAB's Offer or as matters material to your decision occur. As such there is no need for Tab shareholders to take any action in relation to their Tab Shares at this stage.

INTENTIONS OF TAB DIRECTORS

Each Tab Director who controls the disposal of Tab Shares intends to take no action at this time in relation to UNiTAB's Offer and therefore will not be accepting UNiTAB's Offer in relation to those Tab Shares at this time.

Details of the interests of each Tab Director in Tab's securities are set out in Section 4.1 of this Target's Statement.

OPTIONS FOR TAB SHAREHOLDERS TO CONSIDER

The section of this Target's Statement entitled "Your choices as a Tab shareholder" sets out the various options that are currently open to Tab shareholders.

3 Tabcorp's Announced Offer is structured such that if the Tabcorp VWAP (defined in Section 5.1 of the Target's Statement) is within the range of $11.36 to $12.50, the number of Tabcorp shares to be issued for each Tab Share will be calculated by dividing $2.50 by the Tabcorp VWAP.

If the Tabcorp VWAP is $11.36 or less, the number of Tabcorp shares issued will be 0.22 per Tab Share and if the Tabcorp VWAP is $12.50 or more, the number of Tabcorp shares issued will be 0.20 per Tab Share.





RECENT DEVELOPMENTS

Over the past several months Tab has been involved in or the subject of a number of merger and takeover proposals is set out below. A graph showing Tab's share price at the time of these events, is set out on page 14.

16 OCTOBER 2003

Tab and UNiTAB announced that they had entered into an agreement for the implementation of a merger (**Merger Implementation Agreement**). Under the terms of the Merger Implementation Agreement UNiTAB was to acquire Tab by way of schemes of arrangement but the directors of Tab were to become the directors of the merged entity and accordingly control the merged entity. At the time, the merger was recommended by the boards of Tab and UNiTAB.

5 NOVEMBER 2003

Tab received the Original Tabcorp Proposal. This proposal was not solicited by Tab. Under the terms of the Original Tabcorp Proposal, Tab would be acquired by Tabcorp. However, the proposal was expressed as being incomplete and not binding on Tabcorp and was not capable of acceptance by Tab or its shareholders.

13 NOVEMBER 2003

The Treasurer of NSW announced that the NSW Government would introduce legislation that "will clear the way for shareholders of Tab Limited to make a decision about the future of the company". These legislative changes principally related to amending Tab's 10% shareholding restrictions and removing the prohibition on a person holding both a casino and a totalizator licence in NSW. This latter change was required to permit Tabcorp to acquire Tab as Tabcorp owns the Star City Casino in Sydney.

The Treasurer's media statement stated that the amending NSW legislation would not be proclaimed unless and until the reasonable concerns of the NSW racing industry had been addressed.

The Treasurer also announced a number of policy conditions. These conditions related to Tabcorp and require that if Tabcorp acquired Tab that it divest Tab's Central Monitoring System business within 18 months and that Tab's gaming machine investment licence would be withdrawn. The Treasurer later announced that the requirement to divest within 18 months would also apply to Tab's Statewide Linked Jackpots business.

4 DECEMBER 2003

The Totalizator Legislation Amendment Act was passed by the NSW Parliament. The Act will commence once it has been proclaimed. This has not occurred yet.

After the legislation has come into effect, it will allow the NSW Minister for Gaming and Racing to appoint either Tabcorp or UNiTAB as the "nominated company", which would allow the appointed company to acquire Tab.

The amending legislation requires as a condition of Tab's statutory licences that Tab and the acquirer of Tab have commercial arrangements in place with the NSW racing industry. These arrangements must place the NSW racing industry in a no less favourable position following a merger when compared with its position immediately before the nominated company was nominated. This requirement will be contained in section 43A of the Totalizator Act.

RECENT DEVELOPMENTS

19 DECEMBER 2003

UNiTAB announced that it intended to make a takeover offer for all of the ordinary shares in Tab. On the same date the Merger Implementation Agreement was terminated by mutual agreement between Tab and UNiTAB and Tab paid UNiTAB a cost reimbursement amount of $5 million under the Merger Implementation Agreement.

After the Merger Implementation Agreement was terminated, Tab allowed Tabcorp to undertake due diligence on Tab in order to encourage a competitive bid process for control of Tab.

6 FEBRUARY 2004

Tab released its 2004 half year financial results. The results included a 7.3% increase in recurring revenue from ordinary activities, a 15.5% increase in recurring earnings per share and a 28.6% increase in the interim dividend to 9.0 cents per share (fully franked) from 7.0 cents per share compared to the previous year.

23 FEBRUARY 2004

Tabcorp's Announced Offer was announced. In its announcement, Tabcorp provided a summary of its takeover offer conditions. The exact details of Tabcorp's offer and its conditions will be set out in Tabcorp's bidder's statement which has not yet been given to Tab or Tab shareholders.

On the same date Tabcorp and the NSW racing industry announced that they had entered into a binding, conditional heads of agreement for the purposes of providing a "platform" for a formal and definitive agreement.

Tabcorp and the NSW racing industry have agreed that until 23 May 2004 Tabcorp has the exclusive right to negotiate arrangements with the NSW racing industry in connection with the requirements of proposed section 43A of the Totalizator Act. The NSW racing industry has also granted Tabcorp a right of last refusal such that if the NSW racing industry enters into a legally binding arrangement with another bidder and Tabcorp makes an offer to the NSW racing industry on more favourable terms, the NSW racing industry must accept that offer.

The NSW Government subsequently announced that its proviso that any sale of Tab would leave the NSW racing industry in a no less favourable position had been met by Tabcorp.

On the same date, UNiTAB sent its Bidder's Statement to Tab shareholders and the NSW racing industry announced that it had rejected a proposal that UNiTAB had made to it which was designed to satisfy this requirement in section 43A of the Totalizator Act.

27 FEBRUARY 2004

The Treasurer of NSW issued a media release which contained extracts of the Treasurer's letter to UNiTAB which sought to clarify the NSW Government's position on issues related to Tab.

A summary of the media release is contained in the section headed "Relevant comments on the NSW Government and the NSW racing industry conditions".




TARGET'S STATEMENT

RECENT DEVELOPMENTS

The graph below shows the performance of Tab's share price since January 2003.



TAB SHARE PRICE ($)
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
24 Feb 03 Tab releases half year 2003 results
3 Apr 03 RDA amendment announced
25 Aug 03 Tab releases full year 2003 results
15 Oct 03 Tab and UNITAB announce proposed merger (Tab to control board of merged entity)
5 Nov 03 Tabcorp announces proposed merger with Tab
19 Dec 03 UNITAB announces takeover offer for Tab
6 Feb 04 Tab releases half year 2004 results
23 Feb 04 Tabcorp announces takeover offer for Tab
27 Feb 04 NSW Treasurer issues media release to clarify the NSW government's position on issues related to Tab

SUMMARY OF THE COMPETING OFFERS

The following provides a brief overview of UNiTAB's Offer and Tabcorp's Announced Offer. The summary is based on the terms of UNiTAB's Offer as set out in its Bidder's Statement and the terms of Tabcorp's Announced Offer as set out in its announcement of 23 February 2004. At the date of this Target's Statement, Tab had not yet received Tabcopr's bidder's statement. You should refer to UNiTAB's Bidder's Statement for the complete terms of its Offer and to Tabcorp's announcement of 23 February 2004 for the proposed terms of its offer.

	UNiTAB's Offer	Tabcorp's Announced Offer
Consideration (per Tab Share)	\$1.36[4] in cash plus 0.47 UNiTAB shares	\$2.00 in cash plus between 0.20 and 0.22 Tabcorp shares[5]
Implied market value of offer	\$4.42[6]	\$4.50[7]
Minimum acceptance condition	At least 50.1%	More than 50.0%
Legislative conditions	The Totalizator Legislation Amendment Act has commenced	The Totalizator Legislation Amendment Act has commenced
	UNiTAB is nominated by the NSW Minister for Gaming and Racing as the "nominated company" under the Totalizator Agency Board Privatisation Act	Tabcorp or a subsidiary is nominated by the NSW Minister for Gaming and Racing as the "nominated company" under the Totalizator Agency Board Privatisation Act
	The NSW racing industry approves arrangements that satisfy the requirements of the Totalizator Act (as amended by the Totalizator Legislation Amendment Act)	The NSW racing industry formally acknowledges to the NSW Minister for Gaming and Racing its approval of unconditional arrangements that satisfy the requirements of the Totalizator Act (as amended by the Totalizator Legislation Amendment Act)[9]
	The TAB Queensland Limited Privatisation Amendment Act 2003 (Qld) is proclaimed[8]	
Finance conditions	Satisfaction or waiver of the conditions of UNiTAB's loan facilities to be used to fund the cash component of UNiTAB's Offer	Execution of a formal loan facility agreement and all conditions precedent to the availability of funding have been either satisfied or waived
Regulatory approvals	All necessary approvals from gaming and wagering regulator in QLD, NSW, SA and NT for the proposed transaction[10]	All necessary approvals from regulatory and public authorities
Other conditions	Contains a number of other conditions	Contains a number of other conditions
Closing date of offer (unless extended)	7.00pm (Sydney time) on Wednesday 24 March 2004	Not yet known[11]

4 Cash consideration under UNiTAB's Offer has been reduced by \$0.09 per Tab Share to reflect the payment of Tab's 2004 interim dividend. The dividend was paid on 23 February 2004.

5 As set out in Tabcorp's announcement of 23 February 2004. The actual number of Tabcorp shares issued will depend on the Tabcorp VWAP. Tabcorp's Announced Offer is structured such that if the Tabcorp VWAP is within the range of \$11.36 to \$12.50, the number of Tabcorp shares to be issued for each Tab Share will be calculated by dividing \$2.50 by the Tabcorp VWAP. If the Tabcorp VWAP is \$11.36 or less, the number of Tabcorp shares issued will be 0.22 per Tab Share and if the Tabcorp VWAP is \$12.50 or more, the number of Tabcorp shares issued will be 0.20 per Tab Share.

6 Based on the terms of UNiTAB's Offer and the UNiTAB share price as at the close of trading on the ASX on 4 March 2004 of \$6.51, after taking into account Tab's \$0.09 interim dividend paid on 23 February 2004 and subject to rounding.

7 Based on the terms of Tabcorp's Announced Offer and the Tabcorp share price as at the close of trading on the ASX on 4 March 2004 of \$11.46.

8 The TAB Queensland Limited Privatisation Amendment Act 2003 (Qld) was assented to on 6 November 2003 and is awaiting proclamation.

9 On 23 February 2004, Tabcorp and the NSW racing industry announced that they had entered into a binding, conditional heads of agreement.

10 Refer to Section 1.3(d) of this Target's Statement for additional information regarding this condition.

11 This will be set out in Tabcorp's Bidder's Statement which is yet to be provided to Tab or Tab shareholders.




TARGET'S STATEMENT

RELEVANT COMMENTS ON THE NSW GOVERNMENT AND THE NSW RACING INDUSTRY CONDITIONS

The Tab Directors believe that the approach of the NSW Government and the NSW racing industry to the competing UNiTAB and Tabcorp takeover offers is important to the outcome of those offers.

Both of the competing offers are conditional on NSW Government approval and on certain agreements being reached with the NSW racing industry.

As detailed in the "Recent Developments" section above, late last year the NSW government passed legislation (which is yet to commence) which cleared the way for either UNiTAB or Tabcorp to acquire Tab. For this to happen one of them needs to be "nominated" by the NSW Government under the new legislation.

The same legislation also added a condition to Tab's statutory licences requiring that arrangements be in place which put the NSW racing industry in a no less favourable position following a merger when compared with its position immediatly before the nomination.

On 23 February 2004 Tabcorp and the NSW racing industry announced that they had entered into a binding, conditional heads of agreement for the purposes of providing a "platform" for a formal and definitive agreement[12]. Tabcorp has been granted the exclusive right to negotiate with the NSW racing industry until 23 May 2004 and has a right of last refusal.

UNiTAB does not currently have an agreement with the NSW racing industry as its offer to the NSW racing industry was rejected by the industry on 23 February 2004.

In a media release issued on 27 February 2004, the Treasurer of NSW clarified the NSW Government's position regarding the nomination procedure and the requirement for the bidder to have in place arrangements with the NSW racing industry.

In summary the media release[13] provided that:

- the decision of who will control Tab is ultimately one for Tab shareholders;
- the assessment of whether the NSW racing industry is in a "no less favourable position" is an objective one to be tested against the current Racing Distribution Agreement and that it is not the intent of the Totalizator Legislation Amendment Act to determine which of the competing proposals is more favourable;
- the NSW Minister for Gaming and Racing will ask the NSW racing industry to advise the basis of their assessment that the UNiTAB proposal was less favourable than the existing Racing Distribution Agreement. The Minister may also call for an independent assessment;
- it is possible for the NSW Minister for Gaming and Racing to nominate either UNiTAB or Tabcorp before it has in place arrangements with the NSW racing industry provided the government was reassured that there was a strong prospect that an agreement will be reached within a reasonable time frame; and
- if Tab were in breach of the relevant legislation (by not having in place an arrangement with the NSW racing industry) the NSW Minister for Gaming and Racing would take account of any considerations relevant at the time in exercising any discretion in relation to the breach.

The Treasurer's media release leaves open the possibility that the NSW Government's nomination of either UNiTAB or Tabcorp may occur without an agreement being in place with the NSW racing industry.

12 Tabcorp announcement to the ASX on 23 February 2004.

13 A full copy of the media release is available on Tab's website, **www.tablimited.com.au**

YOUR CHOICES AS A TAB SHAREHOLDER

1. TAKE NO ACTION

Shareholders who do not wish to accept UNiTAB's Offer or who do not wish to sell their Tab Shares on market should take no action. This should be the approach of shareholders that wish to follow the Tab Directors' recommendation and wait for updates on further developments.

If you wish to consider Tabcorp's Announced Offer you should wait until you receive Tabcorp's bidder's statement. Tabcorp is required to send its bidder's statement to Tab shareholders by 23 April 2004.

2. ACCEPT UNITAB'S OFFER

Tab shareholders may choose to accept UNiTAB's Offer. Details of the consideration that will be received by Tab shareholders who accept UNiTAB's Offer are set out in Section 1 of this Target's Statement and in the Bidder's Statement.

The effect of accepting UNiTAB's Offer is referred to in Section 1.8 of this Target's Statement.

You should be aware that one of the consequences of accepting UNiTAB's Offer is that you will not be able to sell your Tab Shares on market or accept Tabcorp's takeover offer in respect of your Tab Shares unless at the time you decide you no longer wish to accept UNiTAB's Offer you have the right to withdraw your acceptance. The circumstances in which you will have the right to withdraw your acceptance of UNiTAB's Offer are set out in Section 1.8 of this Target's Statement.

Tab shareholders should also be aware that if they accept UNiTAB's Offer, UNiTAB's Offer subsequently becomes unconditional and UNiTAB acquires less than 80% of the Tab Shares under the Offer (noting that UNiTAB's Offer has a 50.1% minimum acceptance condition), those Tab shareholders that have accepted UNiTAB's Offer may be liable to pay CGT on all of the Offer consideration as CGT rollover relief would not be available in respect of any of the Offer consideration (see Section 10 of the Bidder's Statement and Section 3.2 of this Target's Statement for further information).

Section 11.5 of the Bidder's Statement contains details of how to accept UNiTAB's Offer.

3. SELL YOUR TAB SHARES ON MARKET

During a takeover, shareholders in a target company can still sell their shares on market for cash.

On 4 March 2004 Tab's share price on the ASX closed at $4.61:

- a 4% permium to the implied market value of UNiTAB's Offer price of $4.42 based on UNiTAB's closing price of $6.51 on 4 March 2004 on the ASX;
- a 2% premium to the implied market value of Tabcorp's Announced Offer of $4.50 based on Tabcorp's closing price of $11.46 on 4 March 2004 on the ASX.

Shareholders who sell their Tab Shares on market for cash:

- will receive the consideration for sale of their shares sooner than if they accept a takeover offer that is subject to outstanding conditions;
- may incur a brokerage charge; and
- will not receive the benefit of any subsequent increase in any offer for Tab (whether from UNiTAB or Tabcorp), should this eventuate.

If you sell your Tab shares on market for cash you may be liable for CGT or income tax on the sale. See Section 10 of the Bidder's Statement and Section 3.2 of this Target's Statement for further information on the tax consequences of accepting UNiTAB's Offer.


TARGET'S STATEMENT

YOUR CHOICES AS A TAB SHAREHOLDER

Tab shareholders should contact their broker to obtain the latest price for Tab Shares and UNiTAB Shares and contact their accountant or financial adviser to determine tax implications from the sale of Tab Shares on market.

The price for Tab Shares and UNiTAB Shares may also be obtained from the ASX website **www.asx.com.au.**

Tab encourages you to consider your personal risk profile, portfolio strategy, tax position and financial circumstances and seek professional advice before making any decision in relation to your Tab Shares.

FURTHER INFORMATION


tablimited


1
TARGET'S STATEMENT

SECTION ONE: UNITAB'S OFFER

1.1 UNITAB'S OFFER

On 19 December 2003 UNiTAB announced its intention to make an offer to Tab's shareholders to acquire all of the ordinary shares of Tab.

On 22 January 2004 UNiTAB served Tab with a copy of its Bidder's Statement, which contains UNiTAB's Offer to Tab shareholders. UNiTAB sent the Bidder's Statement to Tab shareholders on 23 February 2004.

A summary of UNiTAB's Offer is set out in this Section 1 of this Target's Statement. For further information regarding the terms of UNiTAB's Offer please refer to Section 11 of the Bidder's Statement.

1.2 CONSIDERATION PAYABLE TO TAB SHAREHOLDERS WHO ACCEPT UNITAB'S OFFER

UNiTAB is offering to acquire all of your Tab Shares. You may only accept UNiTAB's Offer in respect of all of the Tab Shares registered in your name at the time you accept.

The consideration that UNiTAB is offering for your Tab Shares is:

- 0.47 UNiTAB Shares; plus
- $1.45 cash (less the amount of any dividend that is paid or becomes payable by Tab after the Announcement Date and before the end of the Offer Period),

for every Tab Share registered in your name.

Taking into account the fully franked interim dividend of 9.0 cents per Tab Share that Tab paid on 23 February 2004, UNiTAB is offering:

- 0.47 UNiTAB Shares plus $1.36 cash for every Tab Share registered in your name

which equates to:

- 47 UNiTAB Shares plus $136 cash for every 100 Tab Shares registered in your name.

If you become entitled to a fraction of a UNiTAB Share that fraction will be disregarded and rounded down. You will not pay any brokerage fees or stamp duty if you accept UNiTAB's Offer.

The implied market value of UNiTAB's Offer will change with movements in the price of UNiTAB Shares, which can rise or fall. Based on the closing price of UNiTAB Shares on the ASX on 4 March 2004 of $6.51, the implied market value of UNiTAB's Offer is $4.42 per Tab Share.

UNITAB'S OFFER

A summary of the implied market value of UNiTAB's Offer based on differing UNiTAB share prices is as follows:

UNiTAB share price per share	Implied market value of UNiTAB's Offer per Tab Share[14]
$7.00	$4.65
$6.90	$4.60
$6.80	$4.56
$6.70	$4.51
$6.60	$4.46
$6.50	$4.42
$6.40	$4.37
$6.30	$4.32
$6.20	$4.27
$6.10	$4.23
$6.00	$4.18

The table is not exhaustive and the actual price of UNiTAB Shares may be outside the examples shown in the first column of the above table. Further, the price of UNiTAB Shares after UNiTAB's acquisition of Tab may be different from the price at which those shares currently trade.

UNiTAB Interim Dividend

The UNiTAB Shares forming part of the consideration of UNiTAB's Offer will not be issued until after the dividend record date for UNiTAB's interim dividend for the 2004 financial year (being 9 March 2004), and accordingly Tab shareholders that accept UNiTAB's Offer will not be entitled to receive UNiTAB's interim dividend of 20 cents per UNiTAB Share that was announced by UNiTAB on 5 February 2004.

UNiTAB's shares have been trading ex-dividend since 2 March 2004.

1.3 CONDITIONS OF UNITAB'S OFFER

The full terms of the conditions of UNiTAB's Offer are set out in Sections 11.10 and 11.13 of the Bidder's Statement. Set out below is a brief summary of those conditions:

(i) at least 50.1% minimum acceptance of the Offer;

(ii) no orders being made by, or applications to, a public authority which restrain or prohibit, or otherwise materially adversely impact upon the Offer or the completion of any transaction contemplated by the Offer;

(iii) no change, event or condition occurring, being announced or becoming known to UNiTAB which has had, or is reasonably likely to have, a material adverse effect on Tab;

(iv) no material acquisitions or disposals of assets by Tab;

(v) no declaration or payment of dividends or distribution of capital by Tab other than payment of an interim and special dividend for the year ending 30 June 2004 not exceeding $0.10 per Tab Share;

(vi) no Prescribed Occurrence (as defined in the Bidder's Statement) occurring;

(vii) proclamation of amendments to relevant New South Wales legislation and gazettal of UNiTAB as the "nominated company" under the New South Wales legislation to enable UNiTAB's bid to proceed;

14 After taking into account TAB's $0.09 interim dividend per Tab Share and after rounding to the nearest full cent.





UNITAB'S OFFER

(viii) proclamation of amendments to relevant Queensland legislation;

(ix) approval by the New South Wales racing industry of arrangements with the Combined UNiTAB/Tab to meet New South Wales legislative requirements;

(x) satisfaction or waiver of the conditions precedent to drawdown of UNiTAB's loan facility to fund the cash component of the Offer; and

(xi) all necessary regulatory approvals from gaming and wagering regulators in Queensland, New South Wales, South Australia and the Northern Territory.

UNiTAB's Offer and any contract that results from your acceptance of it are also subject to the statutory condition in section 625(3) of the Corporations Act, namely that an application is made to the ASX within 7 days of the start of the Offer Period for admission to official quotation by the ASX of the UNiTAB Shares to be issued pursuant to UNiTAB's Offer and that the permission for admission is granted no later than 7 days after the end of the Offer Period.

According to the Bidder's Statement, UNiTAB cannot waive any condition of the Offer without the prior approval of NAB (the lender financing the cash component of the consideration payable under UNiTAB's Offer).

Given that most of the conditions of UNiTAB's Offer are outside Tab's control, the Tab Directors are unable to give any indication as to if and when the conditions will be satisfied, although set out below is a brief commentary in relation to four of the conditions of UNiTAB's Offer.

Tab shareholders who accept UNiTAB's Offer will only receive the consideration for their Tab Shares after UNiTAB's Offer becomes unconditional. See Section 1.9 of this Target's Statement for details on timing of receipt of consideration.

Comment on particular conditions

(a) Acquisitions and disposals of assets condition

UNiTAB's Offer is subject to a condition (clause (d) of Section 11.10 of the Bidder's Statement) that, except for matters publicly announced prior to the Announcement Date, no acquisitions or disposals by Tab or any of its subsidiaries of any businesses or assets for an amount in aggregate greater than $3 million has occurred or been announced between the Announcement Date and the end of the Offer Period and that during that period the business of Tab is otherwise carried on in the ordinary course of ordinary business.

Given the low threshold specified in this condition, it may not be possible for Tab to carry on its business in the ordinary course without breaching this condition.

The Tab Directors therefore propose during the Offer Period to:

(1) continue to act in the ordinary course of business (consistent with the second part of the condition), even though that may cause it to exceed the $3 million aggregate limit set by UNiTAB;

(2) comply with the spirit of the condition by not undertaking any acquisition or disposal that the Tab Directors consider would frustrate the purpose of UNiTAB in making the Offer without prior discussion with UNiTAB; and

(3) if the Tab Directors considered that it was necessary, in order to satisfy their fiduciary and statutory duties, to undertake any significant transaction which falls outside paragraphs (1) and (2) above, not to do so without first obtaining the approval of Tab shareholders in a general meeting.

UNITAB'S OFFER

(b) NSW Government and NSW racing industry conditions

A brief discussion of the conditions involving the NSW Government and the NSW racing industry is contained above in the "Recent Developments" and "Relevant comments on the NSW Government and NSW racing industry conditions" sections of this Target's Statement.

(c) Financing

A condition of UNiTAB's Offer (clause (j) of Section 11.10 of the Bidder's Statement) is the satisfaction or waiver of the conditions of UNiTAB's loan facilities to be used to fund the cash component of the Offer.

Section 8 of the Bidder's Statement explains how UNiTAB proposes to fund the cash component of the Offer and the conditions on which the necessary funds will be made available to UNiTAB.

In Tab's view the funding arrangements remain highly conditional and accordingly there will continue to be uncertainty regarding UNiTAB's ability to fund the Offer until the conditionality of the funding is significantly reduced or eliminated.

As at the date of this Target's Statement, UNiTAB has not announced any further information regarding the financing of the Offer, which suggests that apart from the Commitment Letter no other binding facility documentation has been executed.

As the Tab Directors consider the documentation of the final facility agreements to be material to Tab shareholders' consideration of UNiTAB's Offer, the Tab Directors expect that UNiTAB will keep Tab shareholders informed of any material developments. This is likely to require UNiTAB to prepare and lodge a supplementary Bidder's Statement with ASIC and the ASX as soon as practicable after the information becomes available.

(d) Regulatory approvals

A condition of UNiTAB's Offer (bullet point 2 in clause (k) of Section 11.10 of the Bidder's Statement) is the NSW Minister for Gaming and Racing gazetting QLD, SA and NT as "participating jurisdictions" under the Totalizator Act in relation to the totalizators conducted by the UNiTAB Group.

The gazetting of a jurisdiction as a "participating jurisdiction" avoids the double taxation of wagering pools in circumstances where inter-state wagering pools are to be merged. Accordingly, this approval is required for UNiTAB to be able to efficiently merge the wagering pools of the UNiTAB Group with Tab's NSW wagering pool.

Tab understands that the gazetting of QLD, SA and NT as "participating jurisdictions" is unlikely to be approved until UNiTAB is able to resolve a number of matters to the NSW Government's satisfaction.

The Tab Directors do not know whether these issues can be satisfactorily addressed by UNiTAB and the Bidder's Statement does not disclose UNiTAB's view of the likelihood or timing of the necessary approvals being obtained. It is possible that this condition could take considerable time to be satisfied.

UNiTAB's Offer is also subject to a number of other regulatory approvals from governments in NSW, QLD, SA and NT. The Tab Directors do not know when these conditions are likely to be satisfied or whether any terms will be attached to the approvals which could impact on the operations of the Combined UNiTAB/Tab.



1
TARGET'S STATEMENT

UNITAB'S OFFER

1.4 NOTICE OF STATUS OF CONDITIONS

The Bidder's Statement indicates that UNiTAB will give a Notice of Status of Conditions on 15 March 2004. If the Offer Period is extended before the time by which the Notice of Status of Conditions is to be given, the date for giving the Notice of Status of Conditions will be taken to be postponed for the same period. In the event of such an extension, UNiTAB is required, as soon as practicable after the extension, to give a notice to the ASX and Tab that states the new date for the giving of the Notice of Status of Conditions. UNiTAB is required to set out in its Notice of Status of Conditions:

- whether UNiTAB's Offer is free of any or all of the conditions;
- whether, so far as UNiTAB knows, any of the conditions have been fulfilled; and
- UNiTAB's voting power in Tab.

If a condition is fulfilled (so that UNiTAB's Offer becomes free of that condition) during the Offer Period but before the date on which the Notice of Status of Conditions is required to be given, UNiTAB must, as soon as practicable, give the ASX and Tab a notice that states that the particular condition has been fulfilled.

1.5 OFFER PERIOD

Unless UNiTAB's Offer is extended or withdrawn, it is open for acceptance from 23 February 2004 until 7.00pm (Sydney time) on Wednesday 24 March 2004.

The circumstances in which UNiTAB may extend or withdraw its Offer are set out in Section 1.6 and Section 1.7 respectively of this Target's Statement.

1.6 EXTENSION OF THE OFFER PERIOD

UNiTAB may extend the Offer Period at any time before giving the Notice of Status of Conditions while UNiTAB's Offer is subject to conditions. However, if UNiTAB's Offer is unconditional (that is, all the conditions are fulfilled or waived), UNiTAB may extend the Offer Period at any time before the end of the Offer Period.

In addition, there will be an automatic extension of the Offer Period if, within the last 7 days of the Offer Period:

- UNiTAB improves the consideration under the Offer; or
- UNiTAB's voting power in Tab increases to more than 50%.

If either of these two events occurs, the Offer Period is automatically extended so that it ends 14 days after the relevant event occurs.

1.7 WITHDRAWAL OF OFFER

In accordance with section 652B of the Corporations Act, UNiTAB's Offer may only be withdrawn with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

If that happens, UNiTAB has stated in its Bidder's Statement that it will send a notice of withdrawal to Tab and to each person to whom UNiTAB's Offer has been made.

1.8 EFFECT OF ACCEPTANCE AND YOUR ABILITY TO WITHDRAW YOUR ACCEPTANCE

The effect of accepting UNiTAB's Offer is set out in Sections 11.7 and 11.11 of the Bidder's Statement. Tab shareholders should read these provisions in full to understand the effect that acceptance will have on the Rights attaching to their Tab Shares and the representations and warranties which they give by accepting UNiTAB's Offer.

In particular, you should note that notwithstanding your acceptance of UNiTAB's Offer, unless and until the Nomination Condition has been satisfied:

- no contract for the sale of Tab Shares will come into force or be binding on you or on UNiTAB;
- UNiTAB will have no rights (conditional or otherwise) in relation to your Tab Shares;
- if any of your Tab Shares are held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of such Tab Shares by having your Controlling Participant (e.g your stock broker) transmit a valid originating message to the SCH specifying the Tab Shares to be released from the sub-position, in accordance with Rule 16.5 of the SCH Business Rules, at any time prior to the satisfaction of the Nomination Condition; and
- if your Tab Shares are not held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of such Tab Shares by sending a notice to that effect signed by you (or on your behalf, in which case documentation proving that the person or persons signing the notice are authorised to do so must accompany the notice) to any of the addresses specified on the Acceptance Form so that it is received at the relevant address at any time prior to the satisfaction of the Nomination Condition.

The Tab Directors do not know when the Nomination Condition is likely to be satisfied and accordingly cannot provide any specific guidance to Tab shareholders as to when this withdrawal right is likely to cease other than that:

- consistent with statements made by the Treasurer of NSW, the Nomination Condition could be satisfied even if the Racing Industry Condition had not been satisfied (although the Treasurer also stated that if this were the case, the government would need to be reassured that there was a strong prospect that an agreement would be reached with the NSW racing industry within a reasonable timeframe); and
- otherwise, the condition could be satisfied at any time without Tab shareholders having any prior notice of it.

Apart from the Nomination Condition, the other conditions in Section 11.10 of the Bidder's Statement are conditions subsequent. Accordingly, Tab shareholders who accept UNiTAB's Offer after the Nomination Condition has been satisfied, but while the Offer is still subject to other conditions, will give up their right to sell their Tab Shares on the stock market or otherwise deal with their Tab Shares (and the Rights attaching to those Tab Shares) while UNiTAB's Offer remains open. This includes being unable to accept an offer from Tabcorp.

However, even in these circumstances, you could still withdraw your acceptance of UNiTAB's Offer (and thereby become free to deal with your Tab Shares) if UNiTAB were to vary the Offer in a way that postpones, for more than one month, the time when UNiTAB needs to meet its obligations under the Offer.

Finally, you may also become entitled to withdraw your acceptance in the circumstances referred to in

UNITAB'S OFFER

Section 11.1(h) of the Bidder's Statement. The Bidder's Statement provides that if the terms of UNiTAB's financing facilities when executed differ in any aspect that is materially adverse to UNiTAB or to the ability to fund the acquisition of Tab Shares pursuant to UNiTAB's Offer when compared with the terms agreed under the Commitment Letter UNiTAB has agreed with NAB, UNiTAB will:

- provide a supplementary Bidder's Statement explaining the changes; and
- permit Tab shareholders who have accepted UNiTAB's Offer to withdraw their acceptance of the Offer for a period of 14 days after the date of the supplementary Bidder's Statement.

1.9 WHEN WILL I RECEIVE MY CONSIDERATION IF I ACCEPT UNITAB'S OFFER?

If you accept UNiTAB's Offer and the contract resulting from your acceptance becomes unconditional, UNiTAB will issue UNiTAB Shares to you and pay you the cash component of the consideration on or before the earlier of:

(a) 1 month after:
  (1) the date you accept the Offer; or
  (2) the date the Offer becomes unconditional (if it was conditional at the time of your acceptance),
  whichever is the later; and

(b) 21 days after the end of the Offer Period.

However, there are certain exceptions to the above timetable for the issuing and payment of consideration. Full details of when you will receive your consideration are set out in Section 11.8 of the Bidder's Statement.

1.10 EFFECT OF AN IMPROVEMENT IN CONSIDERATION ON TAB SHAREHOLDERS

If UNiTAB improves the consideration under the Offer, all Tab shareholders who sell their Tab Shares to UNiTAB under the Offer, whether or not they have accepted UNiTAB's Offer prior to that improvement in consideration, will be entitled to the benefit of that improved consideration.

1.11 LAPSE OF OFFER

UNiTAB's Offer will lapse if the Offer conditions are not waived or fulfilled by the end of the Offer Period, in which case, all contracts resulting from acceptance of UNiTAB's Offer and all acceptances that have not resulted in binding contracts are void. In that situation, you will be free to deal with your Tab Shares as you see fit.

1.12 COMPULSORY ACQUISITION

UNiTAB has indicated in its Bidder's Statement that if it becomes entitled to proceed to compulsory acquisition of the Tab Shares under Part 6A.1 Division 1 of the Corporations Act (as a result of acquisitions by UNiTAB during the Offer Period), it intends to exercise these rights and acquire the balance of the Tab Shares (including Tab Shares that are issued upon the exercise of Options in the 6 weeks after UNiTAB gives the compulsory acquisition notices).

UNiTAB will be entitled to compulsorily acquire any Tab Shares in respect of which it has not received an acceptance of its Offer on the same terms as the Offer if, during or at the end of the Offer Period, UNiTAB (together with its associates) has a relevant interest in at least 90% (by number) of Tab Shares.

If this threshold is met, UNiTAB will have one month after the end of the Offer Period within which to give compulsory acquisition notices to Tab shareholders who have not accepted the Offer. Tab shareholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the relevant shareholder to establish to the satisfaction of a court that the consideration offered does not represent "fair value" for their Tab Shares.

If compulsory acquisition occurs, Tab shareholders who have their Tab Shares compulsorily acquired will be paid their consideration later than Tab shareholders who accept the Offer.

1.13 RISKS FOR A COMBINED UNITAB/TAB

Section 9 of UNiTAB's Bidder's Statement describes some of the risk factors, both specific to UNiTAB's Offer and the Combined UNiTAB/Tab and of a general nature, which may affect the value of the Combined UNiTAB/Tab's shares (i.e. UNiTAB Shares), the future operating and financial performance of the Combined UNiTAB/Tab and the ability to pay and grow dividends.

In addition to the matters referred to in Section 9 of the Bidder's Statement, Tab Directors wish to emphasise the following:

(a) Trading price of UNiTAB Shares

The Tab Directors cannot predict UNiTAB's share price performance either before or after any transaction.

The table in Section 1.2 of this Target's Statement contains some examples of the implied market value of UNiTAB's Offer based on differing UNiTAB share prices. The table is not exhaustive and the actual price of UNiTAB Shares may be outside the examples shown in the first column of the table.

(b) Integration

Section 9.5(a) of the Bidder's Statement identifies a number of risks associated with the integration of the operations of Tab and UNiTAB. It notes that the risks entailed in the integration process may impact on the Combined UNiTAB/Tab's ability to realise the cost and revenue synergies anticipated as a result of UNiTAB's Offer, which may in turn impact the financial performance and share price of the Combined UNiTAB/Tab.

The Bidder's Statement indicates that the board and management of UNiTAB have previously had experience in the integration of acquired businesses through the integration of UNiTAB's acquisitions of the South Australian TAB and Northern Territory TAB. This involved the integration of businesses of a similar nature to UNiTAB, but of a smaller size.

If Tab shareholders decide to accept UNiTAB's Offer, they should consider the risk of UNiTAB's board and management being unable to successfully integrate the Tab and UNiTAB businesses and run the Combined UNiTAB/Tab having regard to the fact that the scale, diversity and complexity of Tab's businesses are significantly greater than that of UNiTAB. Section 2.4(a) of the Bidder's Statement provides an indication of the difference in the scale of the two businesses.

If the integration of the Tab and UNiTAB businesses is not successful, the cost and revenue synergies that UNiTAB anticipates will flow from the merger of the businesses may not be fully achieved or may not be achieved in a timely manner.

(c) Regulatory approvals required to achieve integration benefits

UNiTAB has said in its Bidder's Statement that the achievement of certain revenue synergies and cost savings it has identified depend, to a significant extent, upon the ability to merge the betting pools conducted by Tab and the UNiTAB group and to migrate the betting systems of Tab and UNiTAB to one common system.


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UNITAB'S OFFER

In order to do this, UNiTAB will need to obtain regulatory approvals in each State and Territory in which the Combined UNiTAB/Tab will operate wagering pools. In addition, the approval of the NSW racing industry will be required under the Racing Distribution Agreement for the merger of the pools conducted by Tab and the UNiTAB Group, although the NSW racing industry is not permitted to unreasonably withhold its approval.

There is a risk that the necessary approvals may not be provided (or may be delayed or provided on a conditional basis) and accordingly the expected synergy benefits of UNiTAB's takeover may not be fully achieved or may be delayed.

There is also a risk that the terms on which regulators or the NSW racing industry provide their approvals could impact on the value of the Combined UNiTAB/Tab.

The Bidder's Statement does not disclose UNiTAB's view of the likelihood or timing of the necessary approvals being obtained.

(d) Regulatory risk

Tab shareholders that accept UNiTAB's Offer and become shareholders of UNiTAB will become shareholders of a company that will have operations in New South Wales, Queensland, South Australia and the Northern Territory. These operations will be subject to regulations and supervision by government departments in each of these three States and the Northern Territory.

As a consequence, Tab shareholders will become exposed to the potential impact of changes in State and Territory government policy and regulation that they are not currently directly subject to as shareholders in Tab.

In addition, Tab cannot predict the attitude of relevant regulators in NSW to the combined UNiTAB/Tab.

(e) Gearing position of the Combined UNiTAB/Tab

Tab shareholders should carefully read Section 8 of the Bidder's Statement which explains how UNiTAB proposes to fund the cash component of the Offer and the conditions on which the funds will be made available to UNiTAB. It is important for Tab shareholders to consider these matters because if UNiTAB's Offer is declared unconditional, Tab shareholders that have accepted UNiTAB's Offer will receive shares in UNiTAB and accordingly will be exposed to risks associated with UNiTAB's financing arrangements.

According to the Bidder's Statement, if UNiTAB acquires all the Tab Shares, the Combined UNiTAB/Tab is anticipated to have net borrowings of approximately $1,024 million (on a 2003 financial year pro forma basis). UNiTAB points out that the existence of a significant quantum of debt may constrain the ability of the Combined UNiTAB/Tab to borrow in the future, increase the sensitivity of earnings to changes in interest rates and increase the financial risk of the Combined UNiTAB/Tab.

The Bidder's Statement discloses that the Combined UNiTAB/Tab will have an adjusted net debt to EBITDA ratio of 3.2 times on a 2003 financial year pro forma basis, compared with Tab's net debt to EBITDA ratio of 1.8 times on the actual 2003 financial year position of Tab.

The ability of the Combined UNiTAB/Tab to undertake corporate actions may be restricted by the terms of UNiTAB's funding facilities as long as those facilities remain in place. The Bidder's Statement discloses that certain undertakings will be given by UNiTAB under the Term Facility if UNiTAB acquires 100% of the Tab Shares, including:

- to not dispose of assets having a market value of more than $5 million in any financial year;

UNITAB'S OFFER

- to not reduce its share capital or buy back any of its shares (other than an employee share scheme buy-back or an odd lot buy-back);
- to not deal in any way with the totalizator licences without the approval of NAB;
- to maintain certain financial ratios regarding net worth, interest cover, net debt to EBITDA and EBITDA to debt service (the precise terms of the ratios required to be maintained have not been disclosed); and
- to not dispose of any Tab Shares without the approval of NAB.

The Bidder's Statement provides that if UNiTAB acquires less than 100% of the Tab Shares, the terms of the Term Facility will be further negotiated between UNiTAB and NAB having regard to the lesser shareholding and projected financial performance of the Combined UNiTAB/Tab.

The Bidder's Statement provides that if the final terms of either the Acquisition Bridge Facility or the Term Facility differ from the Commitment Letter in any aspect that is materially adverse to UNiTAB or to UNiTAB's ability to fund the acquisition of Tab Shares pursuant to the Offer, UNiTAB will provide a supplementary Bidder's Statement explaining the changes and permit Tab shareholders who have accepted UNiTAB's Offer to withdraw their acceptance of the Offer for a period of 14 days after the date of the supplementary Bidder's Statement.

(f) Consequences of UNiTAB not acquiring 100% of Tab

Given that UNiTAB's Offer does not contain a 90% minimum acceptance condition, the Offer may proceed if UNiTAB acquires between 50.1% and 90% of the Tab Shares. Please refer to Section 3.1 of this Target's Statement for a discussion of minority ownership consequences.

There will also be risks associated with accepting Tabcorp's Announced Offer. These will be addressed in the target's statement responding to Tabcorp's Announced Offer.



2
TARGET'S STATEMENT

SECTION TWO: INFORMATION REGARDING TAB

2.1 BACKGROUND INFORMATION ON TAB

The Totalizator Agency Board of New South Wales was established as a state-owned enterprise through the enactment of the Totalizator (Off-Course Betting) Act 1964 (NSW) in April 1964, allowing for the provision of an off-course wagering service in NSW on thoroughbred, harness and greyhound racing.

The Totalizator Agency Board was incorporated as Tab Limited in 1998 and was granted 99-year licences for the conduct of on and off course totalizator betting in NSW. Tab acquired Sky Channel in April 1998. In the same year, Tab was granted licences to:

- monitor gaming machines in NSW hotels and registered clubs on behalf of the NSW Government through a "Centralised Monitoring System" (also known as the "CMS");
- operate an inter-venue linked jackpots business for gaming machines in NSW hotels and in NSW registered clubs; and
- own, supply and finance gaming machines in NSW hotels.

On 22 June 1998, Tab listed on the ASX at an issue price of $2.05 per Tab share.

Since listing, Tab has commenced operation of its SportsTAB fixed odds race and sports betting business, acquired and integrated radio station 2KY (April 2001), developed its gaming operations through commencement of its gaming machine monitoring business and the rollout of linked jackpot games (such as Maximillions and Bullionaire), significantly increased the profitability of its media business and grown its core wagering operations to over $4.5 billion in annual turnover.

2.2 TAB FINANCIAL INFORMATION

On 6 February 2004 Tab announced its half yearly financial result for the 6 month period to 31 December 2003. A copy of this announcement is attached as Annexure A.

2.3 ISSUED CAPITAL

As at the date of this Target's Statement, Tab's issued capital consisted of:

- 451,097,362 fully paid ordinary shares; and
- 1,680,000 Options on issue – each Option gives the holder the right to be issued 1 Tab share upon exercise.

2.4 TAB DIVIDEND POLICY

Tab has historically paid out a significant proportion of after tax earnings as dividends. A summary of Tab's dividend payments for the 2003 financial year is set out below:

Summary of Tab's 2003 financial year dividends

Earnings per share (cps)	16.5
Dividends per share (cps)	15.0
Payout ratio[15]	90.9%

Section 7.8 of the Bidder's Statement sets out UNiTAB's intention in relation to future dividend payments.

15 The percentage of reported net profit after tax declared to be paid to shareholders in the form of dividends for the financial year

INFORMATION REGARDING TAB

2.5 DIRECTORS OF TAB

As at the date of this Target's Statement, the directors of Tab are:

Name	Position
Graham J Kelly	Non-executive Director/Chairman
Warren R Wilson	Managing Director
Belinda J Hutchinson	Non-executive Director
Brian F Keane	Non-executive Director
F Allan McDonald	Non-executive Director
The Hon Barrie J Unsworth	Non-executive Director
Geoffrey C E Wild, AM	Non-executive Director

The Tab Directors' recommendation in this Target's Statement is the recommendation of all of the Directors set out above.

2.6 SUPPLY OF RACING SERVICE TO TOTALIZATOR OPERATORS

Sky Channel has agreements for the supply of the Sky Channel racing service with a number of State-based totalizator operators. Each agreement provides for the payment of an annual licence fee by the relevant totalizator operator.

These agreements have varying expiry dates and come up for renegotiation from time to time. In particular, Sky Channel has an agreement of this type with Tabcorp which expires in May 2004. Sky Channel and Tabcorp are currently in negotiations regarding the renewal of this agreement.

2.7 EFFECT OF THE TAKEOVER ON TAB'S MATERIAL CONTRACTS

The following material contracts have change of control clauses which will be triggered if UNiTAB is successful in acquiring control of Tab, giving rise to the ability for the counter-party to terminate the contract.

As at the date of this Target's Statement, Tab had not received any written notice from any party to such contracts that such party intends to exercise its rights under those contracts.

(a) Racing Distribution Agreement

The Racing Distribution Agreement between Tab, NSW Racing Pty Limited, and three NSW racing representative bodies (Greyhound Racing NSW, Harness Racing NSW and NSW Thoroughbred Racing Board) is the primary document which governs the relationship between Tab and the NSW racing industry. The material terms of this agreement have previously been disclosed at the time of the public offer of Tab Shares in 1998, and in subsequent announcements to the ASX.

The agreement can be terminated by the NSW racing industry if Tab ceases to be listed on the ASX. Tab may cease to be listed on the ASX if UNiTAB's Offer is successful. UNiTAB has stated in its Bidder's Statement that if:

- it becomes entitled to compulsorily acquire Tab Shares under Part 6A.1 Division 1 of the Corporations Act it intends to exercise these rights and undertake to remove Tab from the official list of the ASX;
- it becomes entitled to a shareholding of between 50.1% and 90% of Tab, it intends to review the ongoing suitability of Tab for listing on the ASX and that it intends to ensure that Tab continues to be listed on the ASX whilst it meets the ASX requirements for maintaining a listing.

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2
TARGET'S STATEMENT

INFORMATION REGARDING TAB

Tab considers that this termination right is a matter to be addressed in any negotiations between UNiTAB and the NSW racing industry in relation to the Racing Industry Condition.

It is possible that UNiTAB could successfully complete its Offer without satisfying the Racing Industry Condition. This could occur if the NSW Government nominated UNiTAB for the purposes of the Totalizator Agency Board Privatisation Act even though the Racing Industry Condition had not been satisfied and UNiTAB decided to waive the Racing Industry Condition.

If this occurred and Tab subsequently ceased to be listed on the ASX, there is a risk that the NSW racing industry could seek to terminate the Racing Distribution Agreement. If this happened, Tab would be in breach of a condition of its wagering and gaming licences, which requires it to have in place commercial arrangements with the NSW racing industry (**Statutory Condition**). Having regard to the statements made by the Treasurer of NSW in the media release of 27 February 2004 in relation to a breach of section 43A of the Totalizator Act, the Tab Directors believe that if Tab were in breach of the Statutory Condition, the Minister for Gaming and Racing would take account of all relevant considerations in exercising any discretion in relation to the breach.

(b) Tab's current financing arrangements

Tab has debt facilities in place with several banks. Each of these facilities contains a change of control provision which allows the lenders to review the facilities over a 60 day period following a change in control of Tab. The lender may cancel the facility within the 60 day period and require Tab to repay the whole of the facility within 90 days of the date of that cancellation.

These change of control provisions would be triggered if UNiTAB acquired more than 50% of the Tab Shares.

UNiTAB's Bidder's Statement states that NAB has agreed (subject to certain conditions precedent) to refinance so much of Tab's current debt facilities that become due and payable as a result of the change in control of Tab resulting from the acquisition of Tab Shares by UNiTAB pursuant to the Offer. This refinancing component is capped at $400 million, which is sufficient to repay and cancel the current indebtedness of Tab.

2.8 MATERIAL LITIGATION

Legal proceedings arise from time to time in the course of Tab and its subsidiaries' business. Tab does not believe that the outcome of any current proceeding (as at the date of this Target's Statement) involving Tab or its subsidiaries is likely to have a material adverse effect on the business or financial position of Tab.

SECTION THREE: FURTHER MATTERS FOR TAB SHAREHOLDERS TO CONSIDER

3.1 MINORITY OWNERSHIP CONSEQUENCES

UNiTAB's Offer is not conditional upon reaching the compulsory acquisition thresholds in the Corporations Act but rather contains a 50.1% acceptance condition. If UNiTAB obtains between 50.1% and 90% of the Tab Shares then, assuming all other conditions of UNiTAB's Offer are satisfied or waived, UNiTAB will acquire a majority shareholding in Tab.

Accordingly, shareholders who do not accept UNiTAB's Offer will become minority shareholders in Tab. This has a number of possible implications including:

- Tab's share price may not sustain the level of takeover premium currently incorporated into it;
- liquidity of Tab shares is likely to be lower than at present, and there is a risk that Tab could be fully or partially removed from certain S&P/ASX market indices due to lack of free float and/or liquidity;
- a change to the Tab board - UNiTAB has stated in its Bidder's Statement that subject to the Corporations Act and Tab's constitution, UNiTAB will seek to replace members of Tab's board to reflect UNiTAB's ownership interest in Tab with minority shareholders represented by at least one independent director. UNiTAB has also stated that it would seek to reduce the size of the Tab board so as to not exceed five members;
- future Tab dividend policy under the management of UNiTAB may vary from current Tab dividend policy – UNiTAB has stated in its Bidder's Statement that UNiTAB, through its nominees on the Tab board, is likely to propose that Tab review its dividend policy having regard to any funding requirements of Tab identified as part of a strategic review of Tab; and
- a proportion of the synergies referred to by UNiTAB in the Bidder's Statement may not be achieved (see Section 6.3(d) and 7.4 of the Bidder's Statement in this regard).

Section 6.3 of the Bidder's Statement sets out UNiTAB's intentions upon gaining 50.1% but less than 90% of Tab.

3.2 TAXATION CONSEQUENCES

Section 10 of the Bidder's Statement sets out a general overview of the principal Australian tax consequences of accepting UNiTAB's Offer.

Shareholders should note that the summary is of a general nature only and all shareholders should seek professional advice in relation to their own particular circumstances.

Tab makes the following additional comments which should be read in conjunction with Section 10 of the Bidder's Statement:

Dividends

Dividends received by individual shareholders would generally be required to be included in their assessable income.

If the dividend is franked then individual shareholders would generally be entitled to a tax offset in respect of such dividends, subject to compliance with certain anti-avoidance rules. One such rule requires the shareholder to have held its shares "at risk" for a period of 45 days (not including the date of acquisition or disposal) as a prerequisite to becoming entitled to the franking credits attached to a dividend, subject to an exemption for small shareholdings which is discussed later. Other investments held by the shareholder may affect whether the shares are held "at risk" as required, and so shareholders should obtain their own advice regarding the application of the rule. The exemption from


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FURTHER MATTERS FOR TAB SHAREHOLDERS TO CONSIDER

the rule is available to individual shareholders whose total tax offset entitlements from Tab shares and all other sources in the 2004 financial year is $5,000 or less.

Partial scrip for scrip rollover

Tab makes the following additional comments in relation to scrip for scrip rollover by way of clarification.

Tab shareholders may make a capital gain on the cash component of the consideration received, but are entitled to defer any capital gain on the share component of the consideration received. It is necessary to apportion the cost base of the Tab Shares between the cash component and the share component of the consideration received. The cost base apportioned to the cash component is used to determine the amount of any capital gain on the cash component received. The cost base apportioned to the share component becomes the cost base of the UNiTAB Shares received and is relevant to a subsequent disposal of those UNiTAB Shares. This is demonstrated in the following example.

Example:

Assume a disposal of 100 Tab Shares under the Offer which have a cost base of $4.00 per share and that on the date of accepting the Offer UNiTAB Shares have a market value of $6.75 per share. The total value of the consideration received under the Offer is $453.25 ($136 in cash ($145 less $9 dividend received) and $317.25 (47 shares at $6.75 per share)).

It is necessary to apportion the cost base of the Tab Shares between the cash component and the scrip component. The cost base of the shares on the cash component is:

$$100 \times \$4 \times \frac{\$136.00}{\$453.25} = \$120.02$$

The capital gain for the 100 shares on the cash component is $15.98 that is the cash receipt less cost base ($136 less $120.02). However, this capital gain may be reduced under the 50% CGT discount: see Section 10.1(c) of the Bidder's Statement.

The balance of the cost base becomes the cost base of the UNiTAB Shares received, ie $279.98 ($400 less $120.02), assuming that roll over relief is available.

Shareholders that are complying superannuation entities

The comments made in UNiTAB's Bidder's Statement in relation to individual shareholders who accept UNiTAB's Offer are equally applicable to complying superannuation entities, except that complying superannuation entities are entitled to a discount of one-third under the CGT discount provisions where the shares have been held for at least 12 months prior to accepting UNiTAB's Offer.

Tab Employee Performance Share Plan ("EPSP")

If UNiTAB proceeds to compulsorily acquire the remaining Tab Shares, each of the Tab Shares issued under the EPSP and which are subject to restriction on disposal will be compulsorily acquired by UNiTAB regardless of the restriction on transfer under the EPSP rules. Under the provisions of the taxation law which govern employee share acquisition schemes like the EPSP, employees are only subject to tax on so much of the discount on acquisition of their shares as exceeds $1,000, provided a number of conditions are met. One condition is that the share plan must be operated so that participating employees are not permitted to dispose of their shares until three years after their acquisition, or until the participating employee ceases to be employed by Tab - whichever occurs earlier. Tab has sought a Class Ruling from the Commissioner of Taxation to the effect that the compulsory acquisition by UNiTAB will not deny participants the benefit of the $1,000 tax-free discount at the time of acquisition.

FURTHER MATTERS FOR TAB SHAREHOLDERS TO CONSIDER

Tab notes that a favourable class ruling was issued in similar circumstances in relation to the takeover of MIM Holdings Limited by Xstrata Holdings Pty Limited.

If a favourable ruling is obtained, participants under the EPSP will be taxed in the same manner as other individuals outlined in Section 10 of the Bidder's Statement.

If an unfavourable ruling is obtained, then participants would lose the benefit of the $1,000 tax-free discount and may be required to amend earlier years' assessments if the acquisition occurred in an earlier year of income.

See Section 4.7 of this Target's Statement for further information regarding the Employee Performance Share Plan.

Tab Employee Savings Share Plan

Tab employees who have their Tab Shares released from the plan and who did not elect to be taxed on the value of the shares upfront will be subject to tax on the value of their shares at the time of acquisition or the value of UNiTAB's Offer if the shares are sold to UNiTAB within 30 days of the release. Where the shares are sold to UNiTAB within 30 days of the release there will be no CGT rollover available because for CGT purposes the CGT cost base of the shares will be equal to the proceeds of disposal.

If the release occurs more than 30 days prior to acceptance of UNiTAB's Offer, the cost base of the shares will be equal to the amount upon which the employee is taxed under the employee share acquisition provisions.

See Section 4.7 of this Target's Statement for further information regarding the Employee Savings Share Plan.

3.3 TREATMENT OF FOREIGN SHAREHOLDERS

If you are (or are acting on behalf of) a citizen or a resident of a jurisdiction other than Australia or your address shown in the register of members of Tab is a place outside Australia and its external territories or you are acting on behalf of such a person then, unless UNiTAB otherwise determines (being satisfied that it is not prevented from lawfully making the Offer to you and issuing you with UNiTAB Shares on acceptance of UNiTAB's Offer, and that it is not unlawful for you to accept UNiTAB's Offer by the law of that place), you will not be entitled to receive the UNiTAB Shares as the consideration for your Tab Shares by reason of your acceptance of UNiTAB's Offer.

Instead, the UNiTAB Shares that would otherwise be transferred to you will be allotted to a nominee approved by ASIC who will sell the UNiTAB Shares and the proceeds will then be distributed to each foreign shareholder as explained in Section 11.9 of the Bidder's Statement.



SECTION FOUR: ADDITIONAL INFORMATION

4.1 TAB DIRECTORS' INTERESTS IN TAB SECURITIES

As at the date of this Target's Statement, the Tab Directors had the following relevant interests in Tab Shares and interests in Options:

Holder of Tab Shares	Tab Shares Directly and Beneficially held	Tab Shares Director related entities – Non beneficially held
Graham J Kelly (Chairman)	5,257	nil
Warren R Wilson (Managing Director)	3,578	3,000
Belinda J Hutchinson	5,000	nil
Brian F Keane	nil	nil
F Allan McDonald	5,257	5,000
The Hon Barrie J Unsworth	nil	20,000
Geoffrey C E Wild, AM	7,500	34,000

Holder of Options	Number of Options held[16]	Exercise Price	Expiry Date
Warren R Wilson	1,000,000 (500,000 of which have vested)	$2.90	30 November 2009

Each Tab Director intends to take no action at this time in relation to UNiTAB's Offer and therefore will not be accepting UNiTAB's Offer at this time in respect of the Tab Shares the disposal of which the Director can control (including any Tab Shares issued to a Director pursuant to the exercise of Options).

4.2 TAB DIRECTORS' DEALINGS IN TAB SHARES AND OPTIONS

No Tab Director has acquired or disposed of a relevant interest in any Tab Shares or Options in the four month period immediately preceding the date of this Target's Statement.

4.3 TAB DIRECTORS' INTERESTS IN UNITAB SECURITIES

As at the date of this Target's Statement, none of the Tab Directors had a relevant interest in any UNiTAB securities.

4.4 DEALINGS IN UNITAB SECURITIES

Neither Tab nor any Tab Director has acquired or disposed of a relevant interest in any UNiTAB securities in the four month period immediately preceding the date of this Target's Statement.

As disclosed in previous announcements to the ASX, Tab is a party to an equity performance swap agreement with a third party. The swap agreement is in relation to UNiTAB Shares although Tab does not hold, or have any relevant interest in, any UNiTAB Shares.

4.5 OFFICERS' INDEMNITIES

Tab's constitution provides amongst other things that, to the full extent permitted by law, Tab indemnifies every person who is or has been an Officer of Tab:

16 These Options were issued under the terms of Tab's "Employee Share Option Plan" which was approved by Tab's shareholders at Tab's 1998 annual general meeting

ADDITIONAL INFORMATION

- for all losses and liabilities incurred by that person as an Officer of Tab or a related body corporate of Tab (including but not limited to a liability for negligence); and
- for reasonable costs and expenses incurred:
  - in defending proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted; or
  - in connection with an application, in relation to such proceedings, in which the court grants relief to the person under the Corporations Act.

The indemnity operates only to the extent that the person's loss or liability is not compensated by the proceeds of insurance.

Tab has entered into separate deeds of indemnity with its Directors indemnifying them on terms permitted by the constitution.

4.6 BENEFITS AND AGREEMENTS

(a) Benefits in connection with retirement from office

UNiTAB's Offer will not result in any Tab Director or any other person being given any benefit (other than a benefit which can be given without member approval under the Corporations Act) in connection with the retirement of that Tab Director or other person from a board or managerial office of Tab or a related body corporate of Tab.

Warren Wilson entered into an executive services agreement with Tab on 2 March 2001. The agreement expires on 2 March 2007. The agreement does not provide for any termination benefit upon a successful takeover by UNiTAB or any other party. If the agreement is terminated early without cause, Mr Wilson is entitled to a payment of two years remuneration, unless the termination occurs within the last two years of the term, in which case he is entitled to be paid for the remaining portion of the term (with a minimum of three months).

(b) Agreements connected with or conditional on UNiTAB's Offer

There are no agreements made between any Tab Director and any other person in connection with, or conditional upon, the outcome of UNiTAB's Offer other than in their capacity as a holder of Tab Shares or Options.

(c) Benefits from UNiTAB

No Tab Director has agreed to receive, or is entitled to receive, any benefit from UNiTAB which is conditional on, or is related to, UNiTAB's Offer, other than in their capacity as a holder of Tab Shares or Options.

(d) Interests of Directors in contracts with UNiTAB

No Tab Director has any interest in any contract entered into by UNiTAB.


4
TARGET'S STATEMENT

ADDITIONAL INFORMATION

4.7 EFFECT OF OFFER ON TAB'S EMPLOYEE INCENTIVE SCHEMES AND TAB SHARES ISSUED UNDER THOSE SCHEMES

Tab Employee Performance Share Plan

Approximately 1,073 Tab employees hold approximately 368,940 Tab Shares under the Tab Employee Performance Share Plan (**EPSP**).

In general, Tab Shares issued under the EPSP cannot be transferred until the earlier of the date 3 years after the shares were issued and the day after the date the holder ceases to be employed by a member of the Tab Group.

If this restriction continues to apply to your Tab Shares then you cannot accept UNiTAB's Offer in respect of those Tab Shares.

However, if UNiTAB proceeds to compulsory acquisition, each of the Tab Shares issued under the EPSP will be compulsorily acquired by UNiTAB under the Corporations Act regardless of the restriction. Upon these Tab Shares being compulsorily acquired, the same consideration will be paid to holders of Tab Shares under the EPSP as was paid to Tab shareholders that accepted UNiTAB's Offer during the Offer Period.

The tax implications of such compulsory acquisition for employees that hold Tab Shares under the EPSP are briefly explained in Section 3.2 of this Target's Statement.

Tab Employee Savings Share Plan

Approximately 321 employees hold approximately 257,356 Tab Shares under the Tab Employee Savings Share Plan (**ESSP**).

Where Tab employees have acquired Tab Shares under the ESSP and where those shares remain subject to the ESSP, the shares may not be transferred or disposed of.

Those Tab employees that wish to withdraw their Tab Shares from the ESSP in order to accept UNiTAB's Offer, or otherwise dispose of their Tab Shares, may apply to Tab to have the Tab Shares released from the ESSP.

Tab employees should note that there will be tax consequences arising upon the removal of their Tab Shares from the ESSP. These tax consequences are briefly summarised in Section 3.2 of this Target's Statement. Shareholders that hold Tab Shares under the ESSP should carefully read Section 3.2 of this Target's Statement and consider seeking independent advice before seeking to withdraw those Tab Shares from the ESSP.

4.8 OPTIONS

As at the date of this Target's Statement there are a total of 1,680,000 Options on issue (each Option convertible into a single Tab Share). The Options are held by Tab's managing director and four other executives of Tab. The Options were issued pursuant to Tab's Employee Share Option Plan. 680,000 of the Options have vested and are exercisable at any time, while 1,000,000 are yet to vest.

The exercise price of these Options is in the range of $2.43 to $2.90.

UNiTAB's Offer extends to Tab Shares that come into existence during the Offer Period as a result of the exercise of any of the Options.

ADDITIONAL INFORMATION

If holders of Options who are entitled to do so exercise their Options and become registered shareholders of Tab they will, if they accept UNiTAB's Offer, receive 0.47 UNiTAB Shares plus $1.36 cash for each Tab Share received on exercise of the Options (assuming UNiTAB's Offer is declared to be unconditional).

4.9 REVIEW BY THE AUSTRALIAN TAXATION OFFICE

The Australian Taxation Office (ATO) notified Tab on 17 February 2004 that the ATO intends to undertake a review of Tab's tax affairs in accordance with the ATO's usual review process.

It is too early to say whether this review will give rise to any material matters.

4.10 NO OTHER MATERIAL INFORMATION

This Target's Statement is required to include all the information that Tab shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept UNiTAB's Offer, but:

- only to the extent to which it is reasonable for investors and their professional advisers to expect to find this information in this Target's Statement; and
- only if the information is known to any director of Tab.

The Tab Directors are of the opinion that the information that Tab shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept UNiTAB's Offer is:

- the information contained in the Bidder's Statement (to the extent that the information is not inconsistent or superseded by information in this Target's Statement);
- the information contained in Tab's releases to the ASX before the date of this Target's Statement; and
- the information contained in this Target's Statement.

The Tab Directors have assumed, for the purposes of preparing this Target's Statement, that the information in the Bidder's Statement is accurate (unless they have expressly indicated otherwise in this Target's Statement). However, the Tab Directors do not take any responsibility for the contents of the Bidder's Statement and are not to be taken as endorsing, in any way, any or all statements contained in it.

In deciding what information should be included in this Target's Statement, the Tab Directors have had regard to:

- the nature of the Tab Shares;
- the matters that shareholders may reasonably be expected to know;
- the fact that certain matters may reasonably be expected to be known to shareholders' professional advisers; and
- the time available to Tab to prepare this Target's Statement.


4
TARGET'S STATEMENT

ADDITIONAL INFORMATION

4.11 COPIES OF DOCUMENTS

As contemplated by ASIC Class Order 01/1543 this Target's Statement contains statements which are made, or based on statements made, in documents lodged with ASIC or given to the ASX, or announced on the Company Announcements Platform of the ASX. Pursuant to the Class Order, the consent of the relevant person is not required for the inclusion of such statements in this Target's Statement.

Any Tab shareholder who would like to receive a copy of any of those documents may obtain a copy (free of charge) during the Offer Period by contacting the Tab shareholder line on 1300 137 984 (for callers within Australia) and +613 9649 5408 (for callers outside Australia). All phone calls to this number will, as required by the Corporations Act, be recorded and those recordings will be indexed and stored.

SECTION FIVE: GLOSSARY AND INTERPRETATION

5.1 GLOSSARY

In this Target's Statement, the following terms have the following meanings unless the contrary intention appears:

$, A$ or AUD means Australian dollar.

Acceptance Form means the acceptance form accompanying the Bidder's Statement.

Acquisition Bridge Facility has the meaning given to that term in the Section 8.2 of the Bidder's Statement.

AEST means Australian Eastern Standard Time..

Announcement Date means 19 December 2003;

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Bidder's Statement means the bidder's statement of UNITAB in relation to Tab Shares dated 22 January 2004.

Broker means a member organisation admitted to participate in CHESS under rule 2.1.1 of the SCH Business Rules.

CGT means capital gains tax.

CHESS means Clearing House Electronic Subregister System.

CHESS Holding means a number of Shares which are registered on Tab's share register being a register administered by the SCH and which records uncertificated holdings of Tab Shares.

Combined UNITAB/Tab means UNITAB and each of its subsidiaries after UNITAB has acquired all or a majority of the Tab Shares.

Commitment Letter has the meaning given to that term in Section 8.2 of the Bidder's Statement.

Controlling Participant means the Broker or Non-Broker Participant that is designated as the controlling participant for shares in a CHESS Holding in accordance with the SCH Business Rules.

Corporations Act means the Corporations Act 2001 (Cth).

Directors or **Tab Directors** means the persons listed in Section 2.5 of this Target's Statement.

EBITDA means earnings before interest, tax, depreciation and amortisation.

NAB means National Australia Bank Limited.

Nomination Condition means the condition in clause (g) of Section 11.10 of the Bidder's Statement.

Non-Broker Participant means an entity admitted to participate in CHESS under rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules.

Notice of Status of Conditions means UNITAB's notice disclosing the status of the conditions to the Offer which is required to be given by section 630(3) of the Corporations Act.

Offer or **UNITAB's Offer** means the offer by UNITAB for the Tab Shares contained in the Bidder's Statement.


tablimited




5
TARGET'S STATEMENT

GLOSSARY AND INTERPRETATION

Offer Period means the period from 23 February 2004 to 7.00pm (Sydney time) on Wednesday 24 March 2004, unless the Offer is withdrawn or extended.

Officer means a director, alternate director, managing director, deputy managing director, executive director, associate director, secretary or assistant secretary.

Option means an option to acquire an unissued Tab Share.

Original Tabcorp Proposal means the merger proposal Tab received from Tabcorp on 5 November 2003, a summary of which was disclosed to the ASX on the same date.

Original UNiTAB Merger Proposal means the proposed merger between Tab and UNiTAB announced to the ASX on 16 October 2003.

Racing Distribution Agreement means the contract dated 11 December 1997 which governs the relationship and financial and other arrangements between Tab, NSW Racing Pty Limited, Greyhound Racing NSW, Harness Racing NSW and NSW Thoroughbred Racing Board (as amended).

Racing Industry Condition means the condition in clause (h) of Section 11.10 of the Bidder's Statement.

Radio 2KY means 2KY Broadcasters Pty Ltd ACN 000 820 057.

RDA, refer to the definition of Racing Distribution Agreement.

Rights has the meaning given in Section 13 of the Bidder's Statement.

SCH means the securities clearing house which adminsters the CHESS system in Australia.

SCH Business Rules means the business rules of the SCH which governs the administration of CHESS.

Sky Channel means Sky Channel Pty Limited ACN 009 136 010.

Tab means Tab Limited ABN 17 081 765 308.

Tab Directors or **Directors** means the persons listed in Section 2.5 of this Target's Statement.

Tab Group means Tab and each of its subsidiaries.

Tab Shares means fully paid ordinary shares in the capital of Tab.

Tabcorp means Tabcorp Holdings Limited ACN 063 780 709.

Tabcorp's Announced Offer means the offer that Tabcorp proposes to make for all of the Tab Shares, the terms of which were announced to the ASX on 23 February 2004.

Tabcorp VWAP means the VWAP of Tabcorp's shares over the 10 trading days immediately after the date on which its takeover offer becomes or is declared unconditional.

Target's Statement means this document, being the statement of Tab under Part 6.5 Division 3 of the Corporations Act.

Term Facility has the meaning given to that term in the Section 8.2 of the Bidder's Statement.

Totalizator Act means the Totalizator Act 1997 (NSW).

GLOSSARY AND INTERPRETATION

Totalizator Agency Board Privatisation Act means the Totalizator Agency Board Privatisation Act 1997 (NSW).

Totalizator Legislation Amendment Act means the Totalizator Legislation Amendment Act 2003 (NSW).

UNiTAB means UNiTAB Limited ABN 84 085 691 738.

UNiTAB Group means UNiTAB and each of its subsidiaries.

UNiTAB's Offer or **Offer** means the offer by UNiTAB for the Tab Shares contained in the Bidder's Statement.

UNiTAB Shares means fully paid ordinary shares in capital of UNiTAB.

VWAP means volume weighted average price.

5.2 INTERPRETATION

In this Target's Statement, unless the context otherwise requires:

(a) other words and phrases have the same meaning (if any) given to them in the Corporations Act;

(b) words importing a gender include any gender;

(c) words importing the singular include the plural and vice versa;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(e) a reference to a section, clause, annexure and schedule is a reference to a section of, clause of, an annexure tothis Target's Statement as relevant;

(f) a reference to any statute, regulation, proclamation, ordinance or a by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, varying, consolidating or replacing it and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g) headings, boldings and underlinings are for convenience only and do not affect the interpretation of this Target's Statement;

(h) a reference to time is a reference to AEST; and

(i) a reference to dollars, $, A$, AUD, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia.



SECTION SIX: AUTHORISATION

This Target's Statement has been approved by a resolution passed by the directors of Tab. All Tab Directors voted in favour of that resolution.

Signed for and on behalf of Tab:

Date: 5 March 2004

Graham Kelly, Chairman

ANNEXURE A:
HALFYEAR RESULTS ANNOUNCEMENT

tablimited



ABN 17 081 765 308

Tab Limited Results for the six months ended 31 December 2003

Release to Australian Stock Exchange and Media

HIGHLIGHTS

	Recurring Results 2003		Reported Results 2003	
EARNINGS PER SHARE	9.5 cents	up 15.5%	8.9 cents	up 8.5%
EARNINGS PER SHARE (before goodwill amortisation)	10.9 cents	up 13.5%	10.3 cents	up 7.3%
INTERIM DIVIDEND PER SHARE	9.0 cents fully franked	up 28.6%	9.0 cents fully franked	up 28.6%
OPERATING CASH FLOW PER SHARE	24.8 cents	up 44.3%	24.8 cents	up 44.3%
TOTAL REVENUE	$511.3 million	up 7.3%	$519.6 million	up 9.1%
TOTAL OPERATING REVENUE	$501.4 million	up 6.0%	$501.4 million	up 6.0%
NET OPERATING CASH FLOW	$112.1 million	up 44.3%	$112.1 million	up 44.3%
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	$119.2 million	up 14.8%	$117.8 million	up 13.5%
DEPRECIATION AND AMORTISATION EXPENSE	$40.5 million	up 22.0%	$40.5 million	up 22.0%
EARNINGS BEFORE INTEREST AND TAX (EBIT)	$78.7 million	up 11.5%	$77.3 million	up 9.5%
NET INTEREST EXPENSE	$12.9 million	down 9.2%	$12.9 million	down 9.2%
PROFIT BEFORE TAX	$65.8 million	up 16.6%	$64.4 million	up 14.2%
NET PROFIT AFTER TAX	$42.7 million	up 15.5%	$40.2 million	up 8.8%
NET PROFIT AFTER TAX (before goodwill amortisation)	$49.0 million	up 13.2%	$46.5 million	up 7.6%

2003/2004 Half Year Results

tablimited

ABN 17 081 765 308

2003/2004 Half Year Results

Tab Limited Results for the six months ended 31 December 2003

Release to Australian Stock Exchange and Media

Tab Limited boosts interim earnings and dividend

Tab Limited has announced it will pay a record interim dividend of 9.0 cents a share after delivering growth of 8.8% in reported net profit after tax of $40.2 million (15.5% growth in recurring net profit of $42.7 million) in the six months to 31 December 2003.

Managing Director Warren Wilson said the results for the half-year represent the realisation of strategies deployed over the last few years.

"With the infrastructure development and revitalisation programs now well behind us, capital expenditure has declined in accordance with expectation, while profits continue to grow and cash flows build strongly," Mr Wilson said.

"Our shareholders are now reaping the rewards of higher earnings and dividends."

Mr Wilson said all the company's business units had performed very strongly in the period under review on a recurring basis. The highlights of the performance included:

- Record recurring earnings per share of 9.5 cents, up 15.5% from 8.2 cents in the previous corresponding period (pcp)
- A 44.3% rise in operating cash flow per share to 24.8 cents
- Record earnings before interest, tax, depreciation and amortisation (EBITDA) of $119.2 million, an increase of 14.8%
- Record earnings before interest and tax (EBIT) of $78.7 million, a rise of 11.5%
- Revenue growth of 7.3 % from $476.4 million to $511.3 million
- Return on equity exceeding 20%, on an annualised basis

Net profit after tax (NPAT) was adjusted for three significant non-recurring items, resulting in a net negative adjustment of $2.5 million.

Non-recurring items included the expensing of $9.7 million of non-tax deductible costs associated with merger activity, including a break fee representing a cost reimbursement amount of $5.0 million paid to UNiTAB, partially offset by a post tax gain of $5.8 million from an equity swap and a tax expense credit of $1.4 million.

The dividend of 9.0 cents a share compares with 7.0 cents a share in the pcp, representing growth of 28.6%.

"The results reflect continued improvement in operating cash flows in all our businesses, stemming from further growth in revenues and the delivery of further efficiencies," Mr Wilson said.

"What is significant is the quality and reliability of Tab's earnings and cash flows.

"It is also worth noting that this improved result was achieved against the backdrop of considerable corporate activity associated with various merger scenarios. The focus on operational performance has not waned."

Wagering

TAB Wagering results for the half-year were exceptional, with strong growth in all key indicators.

Wagering turnover increased 6.0%, the biggest rise experienced in a December six-month period in more than 10 years, pointing to a full-year turnover figure of around $5 billion.

Revenue totalled $430.0 million – 6.6% higher than the same period in 2003.

EBITDA in the six months increased by 19.1% to $89.3 million. The EBITDA revenue margin of 20.8%, up from 18.6%, continues to improve following increased revenue levels and effective cost management.

Controllable direct costs rose 1.8%, a rate of growth less than one third of the increase in turnover and revenue. As a result, controllable costs as a percentage of wagering revenue declined to 31.2%, from 31.9% in the pcp.

EBIT of $69.2 million for the period experienced double-digit growth of 15.1%. The EBIT revenue margin of 16.1% was up from 14.9% in the pcp.

Wagering's core parimutuel turnover grew 4.6% in the six months. Oncourse turnover, with growth of 4.7%, continued to reverse a previous long-term decline.

"These results are the culmination of a sustained focus on customer service through wider distribution, product innovation and the application of cutting edge technologies across the business in recent years," Mr Wilson said.

"For a business that in the decade prior to privatisation was starved of capital investment and technological innovation, the performance of wagering underpins the transformation of our company.

"The fact is, in a relatively short number of years, the business has been totally re-engineered to become one of the most advanced and efficient operations of its type in the world.

"Moreover, the operation requires minimal capital investment to maintain its industry leadership for many years to come," Mr Wilson said.

Parimutuel revenue growth was experienced across all three racing codes – thoroughbred racing revenue was up 3.5%, harness 6.5% and greyhounds 9.7 %.

"The increasing popularity, albeit off a lower base, of harness and greyhound racing is a reminder that the punting public is interested in variety," added Mr Wilson.

"The trend in bet types is also worth commenting on. Win grew by 4.4% and Place by 2.6%, whereas Exotics moved ahead 5.7%, largely propelled by TAB's exclusive and internationally patented Flexibet.

"Assisted by betting on the 2003 Rugby World Cup, fixed odds turnover grew by a healthy 42.3% and continues to deliver double digit revenue yield."

Mr Wilson said account sales grew by 10.9% in the period, with turnover on NetTAB producing growth of 35.5%.

"Significantly, some 56% of account sales are now transacted electronically. TAB's two Internet sites, RaceTAB and SportsTAB currently represent in excess of 38% of all account sales.

"The TAB retail network continues to go from strength to strength. It now embraces almost 2,100 outlets, with approximately 150 new licensed venues opened during the six months under review as a result of the introduction of the user pays InfoBET package."

Turnover in clubs and hotels increased 6.8%.

Mr Wilson said TAB Wagering's overall results in the half-year were even more pleasing given that the business continued to prosper in one of the most competitive gambling environments in the world.

Mr Wilson said TAB Wagering was about to launch a Quadrella bet type, and was gearing up for a sports betting campaign linked to the Euro 2004 soccer championship.

Media

The operations of Sky Channel and the 2KY radio network continued to make headway in the period under review. While revenue continued to grow, EBIT and EBITDA declined slightly, due primarily to no increase in subscription fees from clubs and hotels plus higher costs for communications, insurances and the anti-piracy campaign.

Total revenues were up 1.9% from $50.5 million to $51.5 million, with EBITDA slightly lower at $21.1 million in the six months, a decrease of 3.4%. EBIT totalled $12.4 million compared with $13.2 million previously.

The period was very active for Sky, with the finalisation of new long-term inbound and outbound communications contracts and the settling of exclusive agreements with Australia's major Pay TV carriers Foxtel, Austar and Optus.

Sky will be an integral part of the digital service that Foxtel and Austar will roll-out later this year.

Sky continued to take a frontline approach to efforts to stamp out piracy of its satellite signal in conjunction with the Pay TV industry.

During the period, Sky successfully renegotiated rights with a range of greyhound and harness racing bodies, all on reasonable commercial terms.

" I would note that the recent activity surrounding racing rights and programming underscores the growing market awareness of the strategic value of Sky and 2KY," Mr Wilson added.

tablimited
ABN 17 081 765 308

2003/2004 Half Year Results

Tab Limited Results for the six months ended 31 December 2003
Release to Australian Stock Exchange and Media

Gaming

The Gaming business continued to improve over the half-year, with both maxgaming and the Centralised Monitoring System (CMS) making gains.

The gaming division benefited during the half-year from:

- Improved earnings and cash flows from CMS operations, resulting in CMS being EBIT positive (after corporate cost allocations) each month from September 2003
- Removal of NSW Government regulatory restrictions on the roll-out of mystery products, providing unrestricted capacity to market mystery products

Total revenue improved 33.0% from $21.6 million to $28.7 million.

EBITDA increased by $1.8 million to $8.8 million, while the EBIT loss grew slightly from $2.7 million to $2.9 million.

Gaming EBITDA and EBIT comparisons with pcp are difficult due to the timing of new linked jackpot games transferring from capital development to operational mode, with capitalisation of Maximillions development costs ceasing on 31 October 2002 and capitalisation of development costs of mystery games ceasing on 30 September 2003.

As of 6 February 2004, maxgaming had linked jackpot games connected to approximately 2,500 electronic gaming machines in clubs and hotels – 1,000 linked to Maximillions and 1,500 to mystery games.

maxgaming also currently has almost 200 machines contracted and awaiting installation.

Mr Wilson said the outlook for the second half was positive off the back of further market penetration for mystery games, maintenance of Maximillions game numbers, the addition of new products and any favourable outcomes from an impending review of the monthly monitoring fee for the Centralised Monitoring System by the NSW Independent Pricing and Regulatory Tribunal.

Mr Wilson reiterated that the gaming division would be EBIT positive on an annualised basis during the second half of FY04

Outlook

" The strong first half results are anticipated to continue into the second half, with all core businesses in good shape," Mr Wilson said.

" We confirm our earnings guidance for the full-year with forecast net profit after tax being not less than $85 million, before taking account of costs of corporate activity and any other non-recurring items."

Corporate Activity

" In relation to current merger activity, the Board and management are committed to delivering maximum value to Tab shareholders," Mr Wilson added.

" As the latest half-year's results show, the organic growth available from Tab's existing business portfolio would be very attractive to a new owner.

" The company's assets and operations require minimal capital expenditure in the next few years and are expected to continue to generate increasing earnings and cash flows.

" In accordance with statutory timetables, UNiTAB is required to dispatch its Bidder's Statement to Tab shareholders by 18 February 2004. At the latest, Tab will dispatch its Target's Statement to shareholders within two weeks of the mailing of UNiTAB's Bidder's Statement."

Dividend

The fully franked interim dividend of 9.0 cents per share will be paid on 23 February 2004 to shareholders on the register on 17 February 2004.

Media enquiries to Graham Cassidy on 02 9218 1199 or mobile 0419 202317

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tablimited
ABN 17 081 765 308

Exhibit J



19 December 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

By Electronic Lodgement

Dear Sir

Re: Announcement of Recommended Takeover Offer for TAB Limited

UNiTAB Limited (**UNiTAB**) today announced that it intends making an agreed off-market takeover offer (**Offer**) to acquire all the ordinary shares in TAB Limited (**TAB**).

UNiTAB's Offer implies a value of $4.50 per TAB share based on UNiTAB's volume weighted average share price (**VWAP**) since UNiTAB's 10 December 2003 profit upgrade announcement. Under UNiTAB's Offer TAB shareholders will receive:

- 47 UNiTAB ordinary shares; and
- $145 cash less any dividend paid before the change in control,

for every 100 TAB ordinary shares registered in their name.

TAB has advised that its Board supports UNiTAB's Offer and intends recommending it in the absence of a superior proposal.

UNiTAB's proposal provides substantial value to the shareholders of TAB with the Offer representing:

- a 27.8 % premium to TAB's closing price of $3.52 on 4 November 2003 (the day before TABCorp Holdings Limited's announcement of its merger proposal with TAB);
- a 33.9% premium to TAB's VWAP for the 3 month period 4 August 2003 to 4 November 2003;
- a 35.4% premium to TAB's VWAP for the 6 month period 4 May 2003 to 4 November 2003.

The implied value of $4.50 per TAB ordinary share represents:

- a multiple of 23.3 times TAB's reported earnings per share (pre goodwill amortisation) for the year ended 30 June 2003;
- a multiple of 11.6 times TAB's EBITDA for the year ended 30 June 2003.

240 Sandgate Road, Albion, Queensland, 4010 ❖ PO Box 248, Albion, 4010
Telephone (07) 3637 1290 ❖ Facsimile (07) 3256 2373 ❖ email robbie.cooke@unitab.com.au
UNiTAB Limited ABN 84 085 691 738

Mr George Chapman, UNiTAB's Chairman, said "*the combination of UNiTAB and TAB will produce Australia's leading racing and sports wagering company. The integration of the two companies' activities is expected to lift sales, and, generate significant operational savings. These benefits are expected to add $40 million to the combined group's EBITDA within three years*". He added that the "*integration of the two companies' operations should deliver double digit earnings per share growth before goodwill amortisation after the first year following the change in control*".

Mr Dick McIlwain will continue as Managing Director of the combined group and will oversee the integration of the two companies' operation. Mr McIlwain said that "*the benefits and cost savings available from the integration will accelerate once the pools are merged in approximately nine months following the change in control*".

TAB has agreed to pay $5 million to UNiTAB as provided for under the Merger Implementation Agreement between UNiTAB and TAB in accordance with an agreement as set out in **Annexure 1**.

The Australian Competition and Consumer Commission indicated on 18 December 2003 that it will not oppose a merger of UNiTAB and TAB.

UNiTAB has arranged debt facilities to fund the cash component of its Offer.

It is intended that under UNiTAB's Offer options over TAB's unissued ordinary shares would be either acquired or cancelled for cash at the "in the money" value based on an amount of $4.50 (less any dividend paid) per TAB ordinary share.

Given the friendly and recommended nature of UNiTAB's offer, it is intended that UNiTAB's Bidder's Statement and TAB's Target's Statement will be despatched to TAB shareholders together as soon as practicable.

UNiTAB's Offer is subject to a number of conditions which are set out in full in **Annexure 2** to this announcement. In particular, UNiTAB's Offer is subject to a minimum acceptance condition of 50.1%. Background material on the combined group and UNiTAB is provided in **Annexures 3** and **4** respectively.

UNiTAB has appointed Investec Wentworth as its financial adviser and Clayton Utz as its legal adviser for this transaction.

Yours faithfully

Robbie Cooke
General Counsel & Strategist

For more information please contact Dick McIlwain Managing Director and Chief Executive on (07) 3637 1242.



ANNEXURE 1

18 December 2003

The Directors
UNiTAB Limited
240 Sandgate Road
Albion Queensland 4010

PRIVATE AND CONFIDENTIAL

Dear Sirs

We refer to the Merger Implementation Agreement between Tab Limited and UNiTAB Limited (**MIA**). This letter sets out the mutual agreement of Tab Limited (**Tab**) and UNiTAB Limited (**UTB**) in relation to the circumstances in which the "Agreed Amount" (as defined in the MIA) will be payable to UTB and the circumstances in which the MIA will terminate.

The announcement by UNiTAB of a takeover bid for TAB and the taking of action to implement such a takeover bid will not constitute a breach of the MIA by UNiTAB and will not result in UNiTAB becoming liable to pay the "Agreed Amount" or any other amount to TAB.

Further upon:

(a) the Tab Board recommending (or announcing an intention to recommend) to shareholders the acceptance of a takeover bid (or proposed takeover bid) by any person (including UTB) for 100% of the ordinary shares of Tab; or

(b) any person (including UTB) acquiring control of Tab,

Tab will immediately pay the "Agreed Amount" to UTB.

Upon Tab paying UTB the "Agreed Amount", Tab and UTB agree that the MIA is terminated immediately and the parties are released from all liabilities and obligations under the MIA (whether past, present or future and including those that are expressed in the MIA to survive termination).

Please arrange for UTB to sign and return the attached copy of this letter to confirm its agreement to the matters set out in this letter.

Signed for and on behalf of

Tab Limited

____

Warren Wilson

Managing Director

Signed for and on behalf of

UNiTAB Limited

____

Richard McIlwain

Managing Director

495 Harris Street, Ultimo NSW 2007
GPO Box 4168, Sydney NSW 2001
Telephone +61 2 9211 0188
Facsimile +61 2 9211 5010
www.tablimited.com.au
ABN 17 081 765 308

ANNEXURE 2

1. Minimum Acceptance Condition

That during or at the end of the Offer Period, UNiTAB and its associates have relevant interests in that number of TAB Shares which is equal to at least 50.1% of the number of TAB Shares then on issue.

2. No Restraining Orders

That between the date of the announcement of the Offer and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or

(b) no application is made to any Public Authority (other than by any member of the UNiTAB group), or action or investigation is announced, threatened or commenced by a Public Authority in consequence of or in connection with the Offer,

(other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of UNiTAB in respect of TAB and the TAB Shares to be acquired under the Offer, or requires the divestiture by UNiTAB of any TAB Shares, or the divestiture of any assets of the TAB group or of the UNiTAB group or otherwise.

3. Material Adverse Change to TAB

Before the end of the Offer Period there not having occurred, been announced or becoming known to UNiTAB (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the TAB group (taken as a whole) since 30 June 2003 (except for any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to UNiTAB that information publicly filed by TAB or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.

4. Acquisition and Disposal of Assets

That, except for any proposed transaction publicly announced by TAB before the date of the announcement of the Offer, none of the following events occur between the announcement of the Offer and the end of the Offer Period:

(a) TAB or any subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such an acquisition;

(b) TAB or any subsidiary disposes of, offers to dispose of, or agrees to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such a disposition,

and during that period the business of TAB is otherwise carried on in the ordinary course of business.

5. Dividends or Other Distributions

That between the date of the announcement of the Offer and the end of the Offer Period, TAB does not:

(a) declare or pay any dividends; or

(b) otherwise make any distribution of capital or profits to any TAB shareholder, whether by way of a reduction of capital or otherwise and whether by way of a cash distribution or an in specie distribution of assets,

other than the declaration and payment of an interim and special dividend for FY04 not exceeding $0.10 per TAB Share.

6. Prescribed Occurrences

That between the date of announcement of the Offer and the end of the Offer Period, no Prescribed Occurrence occurs.

7. Totalizator Legislation Amendment Act (NSW)

The NSW Government proclaims the Totalizator Legislation Amendment Act (**Amendment Act**) and gazettes UNiTAB as the "nominated company" under the Totalizator Agency Board Privatisation Act 1997 (NSW) as amended by the Amendment Act.

8. NSW Racing Industry

Arrangements satisfactory to UNiTAB are entered into with the New South Wales racing industry that satisfy the requirements of section 43A of the Totalizator Act 1997 (NSW) as amended by the Amendment Act.

9. TAB Queensland Limited Privatisation Amendment Act (QLD)

The Queensland Government proclaims the TAB Queensland Limited Privatisation Amendment Act.

10. Loan Facilities

Satisfaction of the conditions of UNiTAB's loan facilities to be used to fund the cash component of the Offer (excluding any conditions which are procedural and in the sole control of UNiTAB).

11. Regulatory Approvals

All necessary approvals from gaming and wagering Regulators in Queensland, New South Wales, South Australia and the Northern Territory for the proposed transaction.

In this Annexure 2:

"**Prescribed Occurrence**" means the occurrence of any of the following events:

(a) TAB converts all or any of its shares into a larger or smaller number of shares;

(b) TAB or a subsidiary of TAB resolves to reduce its share capital in any way;

(c) TAB or a subsidiary of TAB:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(d) TAB or a subsidiary of TAB issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option;

(e) TAB or a subsidiary of TAB issues, or agrees to issue, convertible notes;

(f) TAB or a subsidiary of TAB disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property,

(g) TAB or a subsidiary of TAB charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(h) TAB or a subsidiary of TAB resolves that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of TAB or of a subsidiary of TAB;

(j) the making of an order by a court for the winding up of TAB or of a subsidiary of TAB;

(k) an administrator of TAB, or of a subsidiary of TAB, being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) TAB or a subsidiary of TAB executing a deed of company arrangement; or

(m) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of TAB or of a subsidiary of TAB.

"**Public Authority**" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any Stock Exchange.

ANNEXURE 3

THE COMBINED GROUP

The Company

The combination of TAB and UNiTAB will create Australia's leading wagering company.

The new company will have:

- Pro-forma enterprise value of $3.2 billion;
- Expected market capitalisation of $2.1 billion;
- Wagering turnover in excess of $7.1 billion per annum;
- Total revenue of approximately $1,500 million;
- EBITDA – $320 million (excluding synergies);
- Approximately 3,000 wagering outlets across NSW, Qld, SA and NT;
- 115,000 electronic gaming machines across NSW, Qld, NT monitored.

This combination of TAB and UNiTAB will establish a platform which will provide the best possible products, services and facilities for customers.

The combined group will be diversified by geography:

- Wagering – parimutuel and fixed odds bets throughout NSW, Qld, SA, NT;
- Gaming – monitoring and linked jackpots in NSW, Qld and NT;
- Media – RadioTAB/2KY racing radio in NSW, Qld, SA and NT, and, Sky Channel throughout Australia and overseas.

The combined group will be a true partner for the NSW, Qld, SA and NT racing industry with the financial strength to promote and protect long-term interests of the racing industry.

ANNEXURE 4

BACKGROUNDER – UNITAB

The Company

UNiTAB is one of Australia's most successful wagering companies. The company's recent performance has been outstanding with growth recorded across all areas of its business. It is now in the enviable position of being able to increase returns to shareholders while seizing new opportunities to grow.

Established in 1962 by the Queensland Government, UNiTAB was fully privatised in 1999 and offers a range of wagering and gaming services.

UNiTAB and its subsidiaries hold licences in Queensland, South Australia and the Northern Territory under which it conducts totalisator sports and race wagering and fixed odds sports betting by the internet and telephone and through its extensive retail network.

Key dates

- 1999 – TAB Queensland is floated on the ASX;
- 2000 – Acquisition of NT TAB;
- 2002 – Acquisition of SA TAB;
- 2002 – Tab Queensland changes its name to UNiTAB;

Financial Results 2002-03

- EBIT – $59.7 million;
- EBITDA – $76.6 million;
- NPAT of $41.3 million;
- Earnings per share increased 62 per cent to 31.4 cents;
- Dividend paid increased from 15 cents per share to 28 cents per share.

The Businesses

- UNiTAB's wagering operations extend across Queensland, South Australia and the Northern Territory;
- Its wagering pool exceeds $2.5 billion;
- It employs more than 1,068 full-time and part-time staff;
- It operates a retail network that includes:
  - 245 retail outlets;
  - 780 hotels and clubs;
  - telephone and internet betting;
- Contributed more than $145 million to Queensland and South Australian racing industries in FY03;
- Contributed $78 million in wagering taxes in FY03.

RadioTAB

RadioTAB supports UNiTAB's wagering business through 72 transmission sites in Queensland, SA and NT. Its program includes race calls plus other information used by customers to make their wagering decisions.

UNiTAB Gaming

UNiTAB gaming services offers gaming machine monitoring services to 730 venues in Queensland and 68 in the Northern Territory. Value adding services produce an additional revenue stream for this business, with the TIGAR venue management information system installed in almost 80% of monitored machines and approximately 15% of machines linked to loyalty and jackpot systems, including the successful Supercash and Supercash Grand linked jackpot systems.

Exhibit K



23 February 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

By Electronic Lodgement

Dear Sir

Re: Market Release - Bidder's Statement

Please find enclosed UNiTAB Limited's Bidder's Statement in relation to its off-market takeover offer for Tab Limited (**Tab**) which will be sent to Tab shareholders today.

Yours faithfully,

Robbie Cooke
General Counsel & Strategist

240 Sandgate Road, Albion, Queensland, 4010 ∴PO Box 248, Albion, 4010
Telephone (07) 3637 1290 ∴Facsimile (07) 3256 2373 ∴email robbie.cooke@unitab.com.au
UNiTAB Limited ABN 84 085 691 738

THIS BOOKLET IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION


UNiTAB
LIMITED

BIDDER'S STATEMENT

FOR EVERY 100 OF YOUR TAB LIMITED SHARES YOU WILL RECEIVE:
$145 IN CASH (less any dividend paid or payable since 19 December 2003);
AND 47 UNiTAB LIMITED SHARES.

In relation to an

OFFER

by

UNiTAB Limited

ABN 84 085 691 738

to acquire all of
your ordinary shares in

Tab Limited

ABN 17 081 765 308.

If you are unsure how to deal with this booklet, you should seek advice from your legal, financial or other professional adviser.
If you have any questions in relation to the Offer or how to accept, please contact the UNiTAB Offer Information Line on:
If you are calling from within Australia: **1300 305 721**; or
If you are calling from outside Australia: **+61 3 9649 5412**.
For legal reasons all calls to the UNiTAB Offer Information Line will be recorded.

This is an important document – please read it carefully

This Bidder's Statement has been issued by UNiTAB Limited (ABN 84 085 691 738), (**Bidder** or **UNiTAB**), to Tab Limited, (ABN 17 081 765 308) (**Target** or **Tab**), under Part 6.5 of the Corporations Act. This Bidder's Statement is dated 22 January 2004. It includes an Offer dated 23 February 2004 on the terms set out in section 11 of this Bidder's Statement.

Australian Securities and Investments Commission

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (ASIC) on 22 January 2004. Neither ASIC nor any of its officers takes any responsibility for the content of this Bidder's Statement.

Investment decision

This Bidder's Statement does not take into account the individual investment objectives, financial situation and particular needs of each Tab shareholder. *You may wish to seek independent financial and taxation advice before making the decision whether or not to accept the* Offer for your Tab Shares, as contained in section 11 of this Bidder's Statement.

Defined terms and interpretation

Capitalised and some other terms used in this Bidder's Statement are defined in section 13 (definitions and interpretation) of this Bidder's Statement. Section 13 also sets out some rules of interpretation which apply to this Bidder's Statement.

Important Dates

Date and Time	Event
19 December 2003	Date of announcement of Offer. A copy of the announcement is set out in Appendix I
22 January 2004	Bidder's Statement lodged with Tab, ASIC and ASX
23 February 2004	Date of Offer
7.00 pm (Sydney time) 24 March 2004	Closing date for Offer (unless extended)

These dates may vary as permitted under the Corporations Act. Any changes to the above timetable will be notified on UNiTAB's website, www.tabonline.com.au and announced to the ASX. All times are referenced to the time in Sydney, New South Wales.

If you have any questions in relation to the Offer or how to accept, please contact your legal, financial or other professional adviser or telephone the UNiTAB Offer Information Line on:

If you are calling from within Australia: 1300 305 721; or

If you are calling from outside Australia: +61 3 9649 5412.

For legal reasons all calls to the UNiTAB Offer Information Lines will be recorded.

Corporate directory

Registered Office	Share Registry
UNiTAB Limited	Computershare Investor Services Pty Limited
240 Sandgate Road	Level 27, Central Plaza One
Albion, Brisbane	345 Queen Street
Queensland 4010	Brisbane, Queensland 4000



22 January 2004

Dear Tab Shareholder,

Recommended Cash and Scrip Offer for your Tab Shares

On behalf of the directors of UNiTAB Limited (**UNiTAB**) it is my pleasure to provide you with UNiTAB's offer for all your shares in Tab Limited (**Tab**).

The offer is:

- $145 cash (to be reduced by the amount of any dividend paid or payable by Tab in respect of Tab Shares before the offer closes); and
- 47 UNiTAB shares,

for every 100 of your Tab ordinary shares. **The cash and shares you will receive are shown on the enclosed acceptance form.**

The Tab board has stated that it unanimously supports UNiTAB's offer and intends recommending that Tab shareholders accept the offer, in the absence of a superior offer.

On the basis of UNiTAB's share price of $6.50[1], the offer represents a substantial premium of 28.2% over Tab's closing share price of $3.51 on 4 November 2003 (being the day before Tabcorp Holdings Limited announced an alternative merger proposal with Tab). It also represents a multiple of 23.3 times Tab's reported earnings per share (before goodwill amortisation) for the year ended 30 June 2003.

Having been established in 1962 by the Queensland Government, UNiTAB was fully privatised by a listing on the Australian Stock Exchange in 1999. The company is one of Australia's most successful wagering companies with operations spanning Queensland, South Australia and the Northern Territory. Since listing UNiTAB has delivered the following results for its shareholders:

- market capitalisation has almost tripled[2];
- 105%[3] growth in earnings before interest, tax, depreciation and amortisation; and
- 76%[3] growth in net profit after tax.

We believe that the combination of UNiTAB and Tab will produce Australia's leading racing and sports wagering company. It presents a compelling opportunity to create the wealth available from combining two similar businesses while preserving the low risk profile offered by a predominately wagering based stock.

We expect the combined business will deliver significant operational savings, lift group sales and provide the best possible products, services and facilities to our customers, thereby generating significant value for shareholders of the combined UNiTAB / Tab group.

The offer is subject to a number of conditions which are set out in section 11.10 of the enclosed Bidder's Statement, including UNiTAB receiving acceptances for at least 50.1% of Tab's ordinary shares.

To accept the offer please either direct your broker to accept the offer on your behalf or complete and sign the enclosed acceptance form and return it in the reply paid envelope.

The offer closes at 7.00pm (Sydney time) on 24 March 2004.

If you have any queries regarding this offer I ask that you contact your broker or financial adviser or call the shareholder information line on 1300 305 721 within Australia or +61 3 9649 5412 from outside Australia. Please note that all calls to these numbers will be recorded to satisfy legal requirements.

Yours sincerely

George Chapman AO
Chairman
UNiTAB Limited

1 Representing UNiTAB's volume weighted share price between 10 and 18 December 2003 (inclusive), 10 December being the date UNiTAB made its profit upgrade announcement and 18 December being the day before it announced its intention to make a takeover offer for Tab.

2 Market capitalisation on commencement of trading on 16 December 1999 being $296.92 million and on 18 December 2003 (prior to the announcement of the Offer) being $841.93 million.

3 Comparison FY00 to FY03.

TABLE OF CONTENTS

1 SUMMARY OF THE OFFER AND HOW TO ACCEPT

This summary provides an overview of the Offer and should be read together with the detailed information set out in the rest of this Bidder's Statement.

What does this Bidder's Statement mean?

UNiTAB Limited, a company listed on the ASX and carrying on a substantial racing and sports wagering business in Queensland, South Australia and the Northern Territory and a gaming services business in Queensland and the Northern Territory, is offering to buy all your Tab Shares on the terms set out in section 11 of this Bidder's Statement.

You may only accept this Offer in respect of all the Tab Shares held by you.

This Offer does not apply to you if you no longer hold any Tab Shares.

You are encouraged to read this Bidder's Statement and the Target's Statement prepared by Tab, consider your personal financial circumstances and obtain professional advice before making any decision regarding your Tab Shares.

What will I receive if I accept the Offer?

If you accept this Offer you will receive $1.45 in cash and 0.47 UNiTAB Shares for every one of your Tab Shares, subject to the satisfaction of the Offer conditions set out in sections 11.10 and 11.13. This is the equivalent of $145 and 47 UNiTAB Shares for every 100 Tab Shares you own.

If you are entitled to a fraction of a UNiTAB Share the fraction will be rounded down and ignored.

So for example (subject to the following) if you own 257 Tab Shares, you will receive $372.65 and 120 UNiTAB Shares.

The cash amount you will receive will be reduced by the amount of any dividend Tab pays, or which becomes payable by Tab, after 19 December 2003 and before the end of the Offer Period. For example, if Tab were to pay an interim dividend for FY04 of 8 cents per ordinary share (fully franked), for every 100 Tab Shares the fully franked dividend paid would be $8 and so that by accepting the Offer you would receive from UNiTAB $137 in cash and 47 UNiTAB Shares.

Note that you will receive any dividend announced by Tab where the record date for the dividend (being the date on which the entitlement to receive the dividend is fixed and the Tab Shares become ex dividend) is before the end of the Offer Period, even if you accept UNiTAB's Offer before that record date.

In the example above of owning 257 Tab Shares, if Tab pays an interim dividend of 8 cents per share you would receive $352.09 and 120 UNiTAB Shares for your Tab Shares, and if you acquired your Tab Shares and had not sold them before the dividend record date you would receive a fully franked dividend of $20.56 even if you accepted the Offer before that date.

You will not be entitled to receive the UNiTAB interim dividend for FY04 in respect of the UNiTAB Shares you will receive for your Tab Shares.

How do I accept the Offer?

You may only accept the Offer in respect of all of your Tab Shares, not some of them. To accept the Offer:

- For CHESS Holdings of Tab Shares you can:
  - instruct your stockbroker or other CHESS Controlling Participant to initiate acceptance of the Offer on your behalf; or
  - complete, sign and return the accompanying Acceptance Form to ask UNiTAB to contact your stockbroker on your behalf to accept the Offer.
- For Issuer Sponsored Holdings of Tab Shares you should complete, sign and return the accompanying Acceptance Form in accordance with the instructions on the form.

A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail.

If you are a Broker or Non-Broker Participant, acceptance of this Offer must be initiated before the end of the Offer Period and in accordance with Rule 16.3 of the SCH Business Rules.

When does the Offer close?

The Offer is scheduled to close at 7.00 pm Sydney time on 24 March 2004 unless extended in accordance with the Corporations Act.

When will I receive the offered cash and UNiTAB Shares?

If you accept the Offer and the contract resulting from your acceptance becomes unconditional, UNiTAB will issue UNiTAB Shares to you and pay you the cash component of the consideration on or before the earlier of:

- one month after you accept this Offer or, if the Offer is subject to a defeating condition when you accept it, within one month of the contract resulting from your acceptance becoming unconditional (whichever is the later); and
- 21 days after the Offer closes.

If you are a Foreign Shareholder the UNiTAB Shares forming part of the Offer to you will be sold on your behalf and the proceeds of sale sent to you – see section 11.9.

The amount of any dividend you become entitled to receive from Tab will be paid to you either directly by Tab in accordance with its payment arrangements, or promptly by the nominee holding your Issuer Sponsored Holding if you accepted the Offer before Tab's dividend payment date – refer to section 11.1(b).

Will I pay brokerage or stamp duty if I accept?

You will not pay brokerage or stamp duty if you accept. Any such costs will be borne by UNiTAB.

What conditions attach to the Offer?

The Offer is subject to a number of conditions (see section 11.10). In summary, these conditions are:

(a) 50.1% minimum acceptance of the Offer;

(b) no orders being made by, or applications to, a Public Authority which restrain or prohibit, or otherwise materially adversely impact upon the Offer or the completion of any transaction contemplated by the Offer;

(c) no change, event or condition occurring, being announced or becoming known to UNiTAB which has had, or is reasonably likely to have, a material adverse effect on Tab;

(d) no material acquisitions or disposals of assets by Tab;

(e) no declaration or payment of dividends or distribution of capital by Tab other than payment of an interim and special dividend for the year ending 30 June 2004 not exceeding $0.10 per Tab Share;

(f) no Prescribed Occurrence occurring;

(g) proclamation of amendments to the relevant New South Wales and Queensland legislation and gazettal of UNiTAB as the "nominated company" under the New South Wales legislation to enable this bid to proceed;

(h) approval by the New South Wales racing industry of arrangements with the Combined UNiTAB/Tab to meet New South Wales legislative requirements;

(i) satisfaction or waiver of the conditions precedent to drawdown of UNiTAB's loan facility to fund the cash component of the Offer; and

(j) all necessary regulatory approvals from gaming and wagering regulators in Queensland, New South Wales, South Australia and the Northern Territory.

What are UNiTAB's intentions?

UNiTAB is seeking to acquire all of the share capital of Tab. If it acquires 90% or more it intends to compulsorily acquire the balance.

Subject to the successful completion of the Offer and UNiTAB acquiring 100% of Tab, UNiTAB intends to:

- undertake a full review of the operations of the Combined UNiTAB/Tab;
- remove Tab from the official list of the ASX; and
- seek to maximise the performance of the business operations under the management of UNiTAB's Chief Executive, Mr Dick McIlwain.

The Offer contains a 50.1% acceptance condition. If UNiTAB becomes entitled to a shareholding of between 50.1% and 90% of Tab, UNiTAB has the following intentions:

- to ensure that Tab continues to be listed on the ASX whilst it meets the ASX requirements for maintaining a listing;
- subject to the Corporations Act and Tab's constitution, to seek to replace members of Tab's board to reflect UNiTAB's ownership interest in Tab with minority shareholders represented by at least one independent director; and
- to pursue, to the maximum extent possible and in discussion with Tab, opportunities for migrating Tab and UNiTAB to a common betting system, merging the wagering pools of the two companies, sharing duplicated race day operating functions and certain other corporate services and using a common radio service, all on arms length terms.

Section 6 of this Bidder's Statement provides information regarding UNiTAB's intentions regarding Tab and the Combined UNiTAB/Tab.

What are the risks associated with owning UNiTAB Shares?

Section 9 of this Bidder's Statement provides information regarding the risks associated with owning UNiTAB Shares.

What are the tax implications of accepting the Offer?

The tax implications for most Tab shareholders of accepting the Offer are summarised in general terms in section 10 of this Bidder's Statement.

You should however obtain your own tax advice regarding the tax implications of accepting the Offer.

What happens if I do not accept the Offer?

If you do not accept this Offer you will remain a Tab shareholder. If however UNiTAB acquires 90% of Tab Shares it will act to compulsorily acquire your Tab Shares as allowed for under the compulsory acquisition provisions of the Corporations Act. In that case, you will be paid later than Tab shareholders who accept the Offer.

Important notice

The information in this section of this Bidder's Statement is only a summary of UNiTAB's Offer and is qualified by the detailed information set out elsewhere in this Bidder's Statement.

Before deciding whether to accept the Offer you should read the entire Bidder's Statement and the separate Target's Statement that will be sent to you by Tab in relation to the Offer, consider your personal financial circumstances and if appropriate obtain legal, financial or other professional advice.

Further information

If you have any questions in relation to the Offer or how to accept it, please contact your legal, financial or other professional adviser or telephone the UNiTAB Offer Information Line on 1300 305 721 (within Australia) or +61 3 9649 5412 (from outside Australia) between the hours of 8.30 am and 6.00 pm, Sydney time. For legal reasons calls to these numbers will be recorded.

2 WHY YOU SHOULD ACCEPT THE OFFER

The UNiTAB board of directors believes that the combination of UNiTAB and Tab is an optimum combination that is in the best interests of the shareholders of both companies. The Offer provides many real and significant benefits for Tab shareholders and is superior to the merger proposal announced by Tabcorp on 5 November 2003. The advantages of the Offer are listed in this section.

2.1 Attractive premium

On the basis of UNiTAB's price of $6.50[4], the Offer equates to a price of $4.50, representing a premium of:

(a) 28.2% to Tab's closing share price of $3.51 on 4 November 2003 (the day before Tabcorp's announcement of its merger proposal with Tab);

(b) 33.9% to Tab's VWAP of $3.36 for the three month period between 4 August 2003 to 4 November 2003;

(c) 35.4% to Tab's VWAP of $3.32 for the six month period between 4 May 2003 and 4 November 2003; and

(d) 25.0% to the highest ever Tab Share price (being $3.60) achieved on 16 October 2003 prior to Tabcorp's merger proposal announced on 5 November 2003.

Implied premium based on UNiTAB Offer of $4.50 per Tab Share


$4.50
$4.25
$4.00
$3.75
$3.50
$3.25
$3.00
25.0%
28.2%
33.9%
35.4%
$3.60
$3.51
$3.36
$3.32
Highest trade (16-Oct-03)
Closing price on 4-Nov-03 (prior to Tabcorp proposal)
3 month VWAP to 4-Nov-03
6 month VWAP to 4-Nov-03

UNiTAB's offer of $4.50 also represents a premium to Tabcorp's merger proposal announced on 5 November 2003, which equates to a price of $4.18[5], not including any ordinary dividend paid by Tab[6].

4 Representing UNiTAB's VWAP of $6.50 between 10 and 18 December 2003 (inclusive), 10 December being the date UNiTAB made its profit upgrade announcement and 18 December being the day before it announced its intention to make a takeover offer for Tab.

5 Based on Tabcorp's merger proposal of $1.62 cash and 0.23 Tabcorp shares per Tab Share. Tabcorp's share value based on Tabcorp's VWAP of $11.13 between 10 December 2003 and 18 December 2003 being the day before UNiTAB announced its intention to make a takeover offer for Tab.

6 Tabcorp's merger proposal announced on 5 November 2003 is subject to the following condition – Tab not paying any special dividend and only paying ordinary dividends in accordance with past practice.

2.2 Attractive EBITDA multiple for a significant gaming company acquisition

Based on UNiTAB's implied consideration of $4.50 and the last reported net debt (total interest bearing liabilities less cash) of Tab, the Transaction EBITDA multiple is among the highest paid for a major gaming or wagering company in Australia over the past five years. It also represents a higher multiple than that implied by Tabcorp's merger proposal announced on 5 November 2003.

Acquisition multiples paid in Australian wagering transactions



Tab / UNiTAB (Proposed)
11.6 x
AWA / Jupiters (Sep-1999)
11.4 x
Tab / Tabcorp (Proposed)
11.2 x
Star City / Tabcorp (Jul-1999)
10.3 x
Jupiters / Tabcorp (Nov-2003)
9.4 x
Adelaide Casino / Sky City (Mar-2000)
9.0 x
Crown / Publishing & Broadcasting (Feb-1999)
8.9 x
Breakwater Trust / Jupiters (Nov-2002)
7.1 x
Centrebet / Sportsodds (Sep-2003)
4.7 x
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.C

1. Acquisition multiples represent enterprise value to historic EBITDA unless otherwise stated.
2. Jupiters / Tabcorp – based on the independent expert's valuation of the consideration and estimates of surplus assets, market value of debt and maintainable EBITDA.
3. Centrebet / Sportsodds – based on EBITDA for 2003 as shown in the independent expert's report for the Jupiters / Tabcorp transaction.
4. Tab / Tabcorp – Multiple implied by Tabcorp's incomplete and non-binding merger proposal announced on 5 November 2003.

Source: SDC Platinum, Factiva, Bloomberg

2.3 Opportunity to participate in the financial benefits of the Combined UNiTAB/Tab

The Offer is estimated to be significantly earnings per share accretive (before goodwill amortisation) for Tab shareholders. Earnings accretion for Tab shareholders who accept the Offer (assuming all conditions are met and UNiTAB acquires 100% of Tab) is approximately 25% based on pro-forma consolidation for FY03, assuming reinvestment of the cash component of the Offer into Combined UNiTAB/Tab scrip at $6.50 with no tax payable. This will vary depending on your individual tax position (including for example accrued capital losses, marginal tax rates and eligibility for CGT discount) and you should consult your tax adviser in relation to the tax implications. Pro-forma financial information for the Combined UNiTAB/Tab can be found in section 7.5 of this Bidder's Statement.



Earnings per share pre-goodwill amortisation to Tab shareholders (assuming reinvestment of cash portion)


25.0
22.5
20.0
17.5
15.0
24.1c
Uplift of 25.0%
19.3c
Pre-transaction
(FY03 Actual)
Pre-transaction
(FY03 Pro-forma)

2.4 The Combined UNiTAB/Tab will be Australia's leading wagering company

(a) The Combined UNiTAB/Tab will have an increased scale of operations with increased wagering turnover, increased number of wagering outlets and expanded gaming machine monitoring operations. A comparison of select individual information for the UNiTAB and Tab businesses (based on 2003 reported results unless otherwise indicated) and the pro-forma operating information for the Combined UNiTAB/Tab is set out in the table below.

	Tab	UNiTAB	Combined UNiTAB/Tab
Total Annual Wagering Turnover	$4,642m	$2,463m	$7,105m
Number of Wagering Outlets	1,918	1,055[7]	2,973
Number of Gaming Machines Monitored	100,000	15,000[8]	115,000
Total Annual Revenue[9]	$934m	$452m	$1,396m[10]
Total Assets	$1,024m	$190m	$2,823m[11]

(b) *The increased scale of the Combined UNiTAB/Tab will enable it to actively pursue a new phase of growth.*

(c) *The Combined UNiTAB/Tab will offer greater geographic, regulatory and operational diversity. It will derive revenue principally from across three Australian states and the Northern Territory and three expanded business divisions.*

7 As at 31 December 2003.

8 As at 31 December 2003.

9 Before interest income.

10 Pro forma financial statement refer section 7.5(c)(i) (includes revenue synergies).

11 Includes goodwill to be recognised from the Transaction refer to Section 7.5(c)(ii) for further details.

(d) The pro-forma 2003 wagering turnover by jurisdiction for the Combined UNiTAB/Tab is set out in the pie chart below.


Queensland
24%
South Australia
9%
Northern Territory
1%
New South Wales
66%

2.5 Benefits of increased market capitalisation

(a) The Combined UNiTAB/Tab is anticipated to have a greater market capitalisation than Tab standalone. The pro-forma market capitalisation of the Combined UNiTAB/Tab is estimated to be approximately $2,248 million (based on UNiTAB's price of $6.50[12]).

(b) Increased market capitalisation, continued liquidity and increased financial scale of the Combined UNiTAB/Tab are likely to give it greater access to capital markets, if required. Greater market capitalisation and a significant free float are also likely to ensure that shares in the Combined UNiTAB/Tab are more actively traded and potentially enjoy stronger analyst and investor interest. In particular, the Combined UNiTAB/Tab will be positioned for more prominent inclusion in ASX and other stock indices, which is likely to enhance investor demand.

(c) The combined entity is expected to become an ASX top 60 company with the potential for re-rating due to, among other things, increased index weightings.

2.6 Majority of the Combined UNiTAB/Tab's growth and synergy benefits

(a) The Combined UNiTAB/Tab represents the combination of two complementary businesses with wagering activities as core operations and highly strategic media and gaming operations. This combination represents a low risk opportunity due to similarity of the businesses and integration experience of the UNiTAB management team, particularly given UNiTAB's successful integration of its acquisitions of the South Australian TAB and Northern Territory TAB.

(b) The integration of UNiTAB and Tab's complementary businesses is likely to generate substantial synergies for the Combined UNiTAB/Tab. These synergies have been estimated at no less than $40 million per annum (before any additional payments of Wagering Incentive Fee to New South Wales Racing) to be fully realised within three years after the successful conclusion of the Offer (assuming at least 90% of Tab shareholders accept the Offer). Refer to section 7.4 for further details of the estimated synergies.

(c) Revenue gains constitute approximately 25% of the estimated $40 million in synergy benefits. Cost savings from reduced corporate overheads and the eventual migration to a single betting system represent a further 30% of the projected benefits. The balance of the estimated synergies will be comprised of a benefit from merging the companies' media assets (7% of the total benefit), and from a program to reduce the combined wagering and gaming services' workforce over the three years following the change in control of Tab (38% of the total benefit).

(d) If UNiTAB acquires 100% of Tab in accordance with the Offer, Tab shareholders will own about 60% of the Combined UNiTAB/Tab, thereby enjoying the majority of the significant cost savings and synergies which can be expected from the integration of the two businesses (before any additional payments of Wagering Incentive Fee to New South Wales Racing).

12 Representing UNiTAB's VWAP of $6.50 between 10 and 18 December 2003 (inclusive), 10 December being the date UNiTAB made its profit upgrade announcement and 18 December being the day before it announced its intention to make a takeover offer for Tab.

(e) In the event that UNiTAB becomes entitled to between 50.1% and 90% of Tab Shares, the ability to extract the aforementioned synergies is not expected to be substantially reduced, although the synergies would be shared between the two companies (see sections 6.3 and 7.4 for more detail). While under this scenario both UNiTAB and Tab would retain their respective separate corporate functions and operations, synergies would be achieved through the migration to a common betting system, the merger of betting pools, sharing duplicated race day operating functions and certain other corporate functions, and removing duplicated radio operations.

(f) In contrast to the Tabcorp merger proposal announced on 5 November 2003:

(i) UNiTAB's Offer does not create an obligation to divest Tab's central monitoring system business and will not affect Tab's gaming machine investment licence. The Treasurer of New South Wales, in a media release dated 13 November 2003, indicated that Tabcorp would be required to divest Tab's central monitoring system business. Further, he advised that if a merger proceeded with Tabcorp, the licence held by Tab that enables it to own gaming machines and operate them in hotels and share profits with hoteliers would be withdrawn (subject to Tabcorp being allowed to complete its contractual obligations). In addition the Government indicated that it was considering whether to require Tabcorp to divest Tab's state-wide linked jackpot system business. None of these requirements apply to UNiTAB's Offer;

(ii) UNiTAB's Offer will provide additional synergies not available to Tabcorp resulting from the fact that Tab and UNiTAB both operate racing radio networks and that UNiTAB will be able to cease outsourcing its fixed odds book building (bookmaking) activity; and

(iii) Tabcorp's merger proposal results in Tabcorp shareholders owning approximately 80% of a combined Tabcorp/Tab group. Tabcorp shareholders would therefore enjoy the majority of the benefit of any cost savings and synergies which may flow from the integration of their respective businesses.

2.7 Unanimous support from Tab board

In Tab's ASX announcement on 19 December 2003, Mr Graham Kelly (Tab's Chairman) stated that Tab's directors were unanimously supportive of UNiTAB's proposal and intended to recommend it in the absence of a superior proposal.

As at the date of this Bidder's Statement, there has been no other proposed offer.

2.8 Proven management expertise with ability to focus on integration

(a) UNiTAB's management team is highly experienced in extracting full benefits of wagering acquisitions as evidenced by the successful integration of the Northern Territory TAB and South Australian TAB.

(b) UNiTAB's board and management are fully committed to achieving a combination of the two businesses as quickly as possible. Once UNiTAB acquires Tab (assuming the holders of at least 90% of Tab Shares accept the Offer), the integration process can commence to unlock the considerable value for the Combined UNiTAB/Tab shareholder base. In the event that UNiTAB gains control of Tab but does not acquire 100% of Tab (assuming the holders of between 50.1% and 90% of TAB Shares accept the Offer), most of the proposed integration activities could nonetheless be implemented (with the agreement of Tab) so as to unlock significant value for the shareholders of both Tab and of UNiTAB. Further details are outlined in sections 6.3 and 7.4.

(c) UNiTAB's and Tab's businesses are tightly focussed on delivering wagering and gaming services which together represent more than 90% of their combined revenue (on a FY03 pro forma basis).

(d) UNiTAB is positioned to focus solely on extracting all synergies and benefits of a merger with Tab in an efficient and timely manner from businesses that represent the overwhelming source of its profitability. In contrast, Tabcorp completed its acquisition of Jupiters Limited on 13 November 2003 and is currently implementing the integration of that merger. Tabcorp is also facing the prospect of licensing renewal negotiations with the Victorian Government (refer to section 2.9).

(e) UNiTAB has significantly outperformed both Tab and Tabcorp since UNiTAB's listing in November 1999 in terms of share price appreciation and total return (including reinvestment of dividend payments). The charts below indicate the accumulated performance of UNiTAB, Tab and Tabcorp since UNiTAB's listing on 16 November 1999. In summary an investment of $100 at the time of UNiTAB's listing on the ASX would have resulted in the following returns:

	Tabcorp	Tab	UNiTAB
Initial investment as at 16 November 1999	$100	$100	$100
Investment value as at 21 January 2004	$105	$159	$275
Return over period	4.8%	58.8%	175.1%
Initial investment as at 16 November 1999	$100	$100	$100
Investment value (including dividend reinvestment) as at 21 January 2004	$128	$186	$324
Return over period	28.0%	86.4%	224.5%


Share price movement (no dividends)
UNiTAB $275
Tab $159
Tabcorp $105
300
250
200
150
100
50
Nov-99
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Jul-03
Nov-03


Share price movement (including dividends)
UNiTAB $324
Tab $186
Tabcorp $128
350
300
250
200
150
100
50
Nov-99
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Jul-03
Nov-03

2.9 Certainty over wagering licences

(a) UNiTAB's existing wagering licences have long term certainty in terms of both exclusivity (Queensland exclusive until 1 July 2014, Northern Territory exclusive for totalisator race wagering until 30 June 2015, and South Australia exclusive until 6 December 2016) and length of licensing (in Queensland until 1 July 2098 for race wagering and 1 July 2014[13] for sports wagering, in the Northern Territory until 30 June 2015[14] and in South Australia until 30 June 2100). This means that UNiTAB has assured continuity in its operations.

(b) The addition of Tab's wagering licences to the Combined UNiTAB/Tab will expand on this continuity of wagering operations with the New South Wales wagering licences having terms of 99 years (commencing March 1998), with Tab's off course licence being exclusive until June 2013.

(c) In contrast the Victorian wagering and gaming licences, which are currently held by Tabcorp, expire in August 2012 (unless cancelled earlier). The Gaming and Betting Act (Vic) contemplates that, before the expiry of these licences, new wagering and gaming licences may be applied for and granted. A statement attributed to Tabcorp in the scheme booklet for the merger of Tabcorp and Jupiters Limited indicates that Tabcorp intends applying to renew its wagering and gaming licences. The statement acknowledged that:

(i) it is possible that a person other than Tabcorp may acquire new licences under the Gaming and Betting Act (Vic);

(ii) it is possible that new licences may be issued on terms different from the terms of the existing licences; and

(iii) the Victorian Government has announced that it intends to resolve all licensing arrangements for the Victorian gaming and betting industries in its current term and that it will review all options available to it in that regard. The next Victorian election is to be held on or before 25 November 2006.

(d) Under the Tabcorp proposal and should Tabcorp not be re-awarded the licences, the following may occur:

(i) loss of synergies in relation to Tabcorp's non-Victorian wagering business as it would not have continuity of scale;

(ii) increased reliance on non-wagering operations which are arguably more cyclical activities with associated risks;

(iii) reduced wagering pools available to New South Wales customers of the remaining wagering activities compared to what would be available if Tabcorp was re-awarded the licences; and

(iv) *Tabcorp's share price may be adversely affected.*

2.10 Partial capital gains tax rollover

Should UNiTAB's Offer become unconditional and UNiTAB receives 80% acceptance from Tab shareholders, Tab shareholders may, depending on their individual circumstances, enjoy rollover relief on the scrip element of the consideration. You should consult your tax adviser for further details regarding the tax implications of the UNiTAB Offer.

If you have any additional queries in relation to the Offer or you would like additional copies of this Bidder's Statement or the Acceptance Form(s), please contact the UNiTAB Offer Information Line on 1300 305 721 (within Australia) and +61 3 9649 5412 (outside Australia) or consult your legal, financial or other professional adviser. The UNiTAB Offer Information Line will be available between 8.30 am and 6.00 pm (Sydney time).

13 Queensland Sports Wagering accounts for 0.45% of Combined UNiTAB/Tab based on FY03 pro-forma wagering turnover.

14 Northern Territory accounts for only 1% of Combined UNiTAB/Tab based on FY03 pro-forma wagering turnover.

3 INFORMATION ABOUT UNiTAB

3.1 Brief history and overview

The Totalisator Administration Board of Queensland (Board) was established in 1962 as a statutory authority to conduct off-course totalisator betting in Queensland. The Board became corporatised on 1 July 1999 as a Government owned entity.

In November 1999 UNiTAB (then known as TAB Queensland Limited) listed on the Australian Stock Exchange Limited by a public float. At the time of listing UNiTAB held licences to conduct race and sports wagering in Queensland and also licences to provide monitoring and value added services for gaming machines in Queensland.

On 29 June 2000 UNiTAB (via a wholly owned subsidiary) purchased the Northern Territory TAB from the Northern Territory Government. This acquisition was followed by the purchase of the South Australian TAB from the South Australian Government on 14 January 2002. On 1 July 2001 UNiTAB (via a wholly owned subsidiary) was granted the licence in the Northern Territory to provide gaming machine monitoring services throughout the Territory.

Today UNiTAB and its subsidiaries hold licences in Queensland, Northern Territory and South Australia which authorise:

- the conduct of totalisator race and sports wagering and fixed odds sports betting by the internet and telephone and through the UNiTAB retail network in Queensland, South Australia and the Northern Territory and fixed odds race betting through those same channels except in South Australia; and
- the provision of monitoring and value added services to gaming venues throughout Queensland and the Northern Territory.

Coupled with this, UNiTAB operates a racing radio network across the jurisdictions in which it operates. The UNiTAB Group employs some 1,109 full time, permanent part time and casual employees.

UNiTAB conducts:

- totalisator wagering on Australian and international racing and on the national rugby league competition in Queensland, the Northern Territory and South Australia;
- fixed odds wagering on a range of sporting events including rugby league, rugby union, cricket, soccer, golf, tennis, boxing, Australian rules football, motor sports and basketball in Queensland, the Northern Territory and South Australia; and
- fixed odds race wagering in Queensland and the Northern Territory on major racing events.

UNiTAB's vision is to be the leading provider of challenging, exciting and rewarding betting and entertainment services. UNiTAB aims to achieve this by:

- understanding its customers' needs and market opportunities better than its competitors;
- rapidly implementing profitable products and services to meet those needs;
- inviting its people to apply their expertise to deliver results;
- continuously improving its performance; and
- pursuing growth opportunities in new business consistent with its strengths,

thereby generating the profit required to grow the business and support its shareholders.

UNiTAB's current organisational structure is:


UNiTAB Limited
Wagering
UNiTAB Gaming
Radio TAB
Qld
SA
NT
Qld
NT
Qld
SA
NT

3.2 Principal activities

As at 30 June 2003, the principal activities of UNiTAB comprised:

- race wagering in Queensland on-course and off-course pursuant to a race wagering licence granted under the Wagering Act 1998 (Qld);
- race and sports totalisator wagering in the Northern Territory pursuant to a totalisator licence granted under the Totalisator Licensing and Regulation Act 2000 (NT);
- off-course race and sports totalisator, and fixed odds sports wagering in South Australia pursuant to a major betting operations licence granted under the Authorised Betting Operations Act 2000 (SA);
- sports wagering in Queensland pursuant to a sports wagering licence granted under the Wagering Act 1998 (Qld);
- fixed odds betting in the Northern Territory pursuant to a sports bookmaker's licence granted under the Racing and Betting Act 1983 (NT);
- radio broadcasting services associated with racing in Queensland, South Australia and the Northern Territory; and
- gaming machine monitoring businesses in Queensland and the Northern Territory pursuant to licences granted under the Gaming Machine Act 1991 (Qld) and the Gaming Machine Act 1995 (NT).

(a) Wagering business

Wagering comprises totalisator and fixed odds betting on thoroughbred, harness and greyhound racing and other sporting events. UNiTAB trades from retail sites, PubTABs and ClubTABs, the internet (www.tabonline.com.au), telephone (through both call centre operators and the Telebet Express speech recognition service) and on-course.

Revenue earned by UNiTAB from its totalisator operations is primarily a function of the size of the pool and the level of commissions deducted. Commission is a pre-determined percentage of the total amount wagered and is not impacted by the results of the event itself. With fixed odds wagering, on the other hand, the bettor is informed as to the odds of the wager at the time the wager is placed and hence the extent of UNiTAB's profit or loss depends on the outcome of the event, and the management of its book.

UNiTAB conducts totalisator wagering on race meetings held throughout Australia as well as on selected overseas races. UNiTAB offers a suite of products across its distribution network, with "Win", "Place" and "Trifecta" bets representing a significant majority of bets placed.

UNiTAB conducts totalisator betting upon sport with its primary focus being FootyTAB that offers a range of bet types on each round of the national rugby league competition. From time to time, UNiTAB operates totalisator betting on other sporting events such as motor racing.

UNiTAB has been offering fixed odds sports betting since 1999. Fixed odds betting is available on a range of sports events including the national rugby league and Australian football league competitions, the rugby world cup, golf, cricket, tennis and motor racing. Fixed odds betting is also offered on selected racing events (except in South Australia).

UNiTAB has contracted Tabcorp to provide a sports book-building (bookmaking) service.

UNiTAB was appointed by Jupiters Gaming Pty Ltd (**Jupiters Gaming**) as an agent in Queensland to operate Keno through TABs (excluding most licensed venues) and commenced operations in July 1997. Jupiters Gaming has extended the current agency arrangements to include the supply of Keno to selected small or remote country hotels. Turnover from this business in FY03 was approximately $24 million.

(b) Race broadcasting

The race and sports wagering businesses are supported by UNiTAB's race broadcasting service (**RadioTAB**) and pay TV race telecasting services provided by Tab's Sky Channel service.

Race telecasts are provided to TABs through long-term contracts with Sky Channel. In addition hotels and clubs obtain access to these telecasts through their own arrangements with Sky Channel and the service is available domestically from pay television services.

RadioTAB supports the UNiTAB Group's wagering business through 73 transmitters in Queensland, South Australia and the Northern Territory. Its program includes race calls plus other information used by customers to make their wagering decisions.

(c) Gaming business

Hotels and clubs with gaming machines in Queensland and the Northern Territory appoint licensed monitoring operators to remotely poll their gaming machines and report data to the relevant Government for the calculation of gaming taxation.

The UNiTAB Group offers electronic gaming machine monitoring services to approximately 733 venues in Queensland and 68 venues in the Northern Territory, encompassing 15,000 gaming machines. In Queensland the UNiTAB Group offers this service as one of three active operators and in addition provides gaming machine maintenance services (by a subcontractor) to those venues it monitors. Value adding services produce an additional revenue stream for this business, with the TIGAR venue management information system installed in almost 80% of machines monitored by the UNiTAB Group and approximately 15% of machines monitored are linked to loyalty and jackpot systems, including the successful "Supercash" linked jackpot systems.

In 2002, the Supercash linked jackpot system was introduced, and has since been installed on 970 machines. UNiTAB has introduced a state-wide version of this system, "Supercash Grand" and "Rocket to Riches", which has been implemented on 1,026 gaming machines throughout Queensland.

UNiTAB's competencies in on-line networks and information technology development have enabled it to sustain its market share in Queensland and expand its operations into the Northern Territory. These services are supported by an in-house information technology capability for value added services such as linked jackpots as well as gaming analysis (providing venues with diagnostics about machine performance).

Although UNiTAB operates in a competitive market place for gaming machine monitoring in Queensland, it has in the past two years maintained a stable market share of the gaming machines in Queensland (under the regime in Queensland an operator may not monitor more than 40% of the gaming machines in the State). In the Northern Territory UNiTAB's subsidiary, NTTAB, is the exclusive provider of gaming machine monitoring services, which provides it with a stable customer base.

3.3 UNiTAB Group financial overview

The annual financial report for UNiTAB for the financial year ended 30 June 2003 was lodged with the ASX on 15 September 2003. The following provides a summary of certain historical financial information about UNiTAB and does not take into account the effects of the acquisition of Tab by UNiTAB. Full information regarding the financial implications of the Offer on UNiTAB can be found in section 7.

The following information is a summary only and the full financial accounts for UNiTAB for the relevant years, which include the notes to the accounts, can be found in UNiTAB's annual reports. There have been no alterations to these since the publishing of UNiTAB's 2003 annual report and you are advised to refer to that document for the complete details of these accounting policies. Please contact UNiTAB's Share Registry or the UNiTAB Offer Information Line if you require a copy of UNiTAB's 2003 annual report and UNiTAB will provide a copy free of charge to anyone who requests it during the Offer Period. Contact details can be found inside the front cover of this Bidder's Statement. The report may also be accessed on UNiTAB's website (www.tabonline.com.au).

All commentary in sections 3.3(a), (b), (c) and (d) relating to financial statements refers to the financial year ended 30 June 2003.

(a) Financial performance

The reported statement of financial performance for UNiTAB for the years ended 30 June 2001, 2002 and 2003 is set out below.

	2003 $000	2002 $000	2001 $000
Revenues from ordinary activities (excluding interest income)	**452,077**	**363,412**	**297,351**
Product & program fees	(144,843)	(118,684)	(98,611)
Wagering taxes	(77,785)	(65,205)	(55,690)
Agents' commission	(58,234)	(47,515)	(39,032)
Employee costs	(35,607)	(29,487)	(24,178)
Property expenses	(11,441)	(9,375)	(7,177)
Telecommunications	(5,483)	(4,997)	(4,112)
Information services	(12,055)	(10,449)	(5,939)
Written down value of non-current assets disposed	(3,118)	(2,753)	
Other expenses from ordinary activities (excluding depreciation and amortisation)	(26,940)	(25,073)	(20,998)
Total expenses from ordinary activities (excluding depreciation and amortisation)	(375,506)	(313,538)	(255,737)
Profit from ordinary activities before interest, income tax, depreciation & amortisation (EBITDA)	76,571	49,874	41,614
Depreciation & amortisation expenses	(16,898)	(14,538)	(12,164)
Interest income	1,189	870	1,118
Borrowing costs	(1,681)	(895)	0
Profit from ordinary activities before income tax expense	**59,181**	**35,311**	**30,568**
Income tax expense	(17,867)	(9,883)	(10,285)
Net profit attributable to UNiTAB Limited	**41,314**	**25,428**	**20,283**
Total changes in equity other than those resulting from transactions with owners as owners	**41,314**	**25,428**	**20,283**
	Cents	**Cents**	**Cents**
Basic earnings per share	31.4c	19.4c	15.5c
Diluted earnings per share	31.3c	19.3c	15.5c

The following commentary in relation to the above statement of financial performance relates to FY03. Any comparisons made below relate to the performance in FY03 as contrasted with FY02 unless otherwise stated.

The year to June 2003 was a watershed year for UNiTAB, due to 5.9% growth in totalisator sales in Queensland, the first full year of trading in South Australia, and continued double-digit sales growth in the Northern Territory. The full year trading in South Australia, combined with management's ability to extract cost savings, and, double digit increases in EBITDA achieved in Queensland and the Northern Territory contributed substantially to group EBITDA (rising by 54% from just below $50 million in FY02 to $76.5 million in FY03).

Product and program fees in Queensland were payable to the Queensland racing industry at the rate of $35 million pa plus 26.5% of wagering commissions in both FY02 and FY03. On 15 November 2003 (that is, during FY04), the fee structure changed to be 39% of revenue. Had that structure applied for all of FY03, Queensland product and program fees would have been $1.7 million less, although this difference diminishes as wagering revenue increases.

Product and program fees in South Australia were subject to an arrangement whereby the South Australian racing industry received a fixed product fee of $43.4 million in FY03. To the extent that this amount exceeded 39% of wagering revenue, SATAB was able to seek reimbursement from the South Australian Government, leaving a net expense to SATAB of 39% of commission revenue. These arrangements (subject to CPI increases) will continue during FY04, after which the South Australian racing industry will be entitled to 39% of wagering commissions.

No product fee is payable by the UNiTAB Group to the Northern Territory racing industry. Rather, the Territory Government receives wagering taxes of 40% of totalisator wagering commissions, and a variety of rates apply from 0 to 1.5% on fixed odds sales. The Territory Government is responsible for payments to the racing industry in that jurisdiction.

Total product fees paid by the UNiTAB Group in FY03 were $26.2 million (22.0%) more than FY02 at $144.8 million, driven by full year trading in South Australia that contributed $22.3 million of the increase.

Wagering taxes are disclosed inclusive of the GST applicable to wagering revenue. The Queensland and Northern Territory Governments allow a direct set-off of GST payable on wagering revenue against the wagering taxes paid to them. In Queensland, wagering tax is payable at the rate of 20% on fixed odds book wins, totalisator commissions and unclaimed dividends. In the Northern Territory, where no separate product fee is payable, wagering taxes are paid at the rate of 40%. In South Australia, where there is no set off for GST, wagering taxes are paid at the rate of 6% of sales net of dividends declared.

Wagering taxes paid by the UNiTAB Group increased by $12.6 million (19.3%) in FY03 to $77.8 million, with $9.1 million of the increase being incurred in South Australia.

As a result of the above, the gross margin produced by the wagering business (being wagering commissions, fractions, unclaimed dividends and fixed odds book wins less product fees and wagering taxes paid) increased from 7.8% to 8.0% in FY03.

Growth in the gaming business was achieved through organic growth and the wider proliferation of value added products such as the TIGAR in-venue analysis and reporting system, player loyalty systems and jackpot systems. Gaming revenue in FY03 grew by $2.5 million (17.2%) to $16.9 million.

Other revenue is primarily derived from rental of equipment, commissions earned from retailing Keno in Queensland TABs and some hotels and clubs, and providing pooling services to South Australian on-course totes and overseas totalisator operators. Other revenue grew by 52.1% to $13.4 million in FY03, although $1.0 million of this amount is the before tax capital gain applicable to the sale of the South Australian head office property, without which the increase would have been $3.6 million or 41.1%.

Agents' commissions are paid at varying rates for the sale of all wagering and Keno products. This expense grew by $10.7 million or 22.6% in FY03, reflecting turnover growth in Queensland and the Northern Territory and, particularly, full year trading in South Australia that contributed $8.7 million of the increase.

Employee costs grew by 20.8% or $6.1 million to $35.6 million in FY03. The full year of South Australian operations contributed more than 60% of the increase. Employee costs are net of capitalised wages costs of $0.9 million (FY02 – $1.1 million). Other costs grew by $6.4 million to $59 million in FY03, 48.6% of the increase was attributable to full year operations in South Australia.

Depreciation and amortisation in FY03 was up by 16.2% to $16.9 million and interest expense was up from $25,000 to $492,000 as a result of a full year of cost of debt finance in respect of the acquisition of the South Australian TAB. Nevertheless, a strong cash flow enabled a $16.3 million reduction in debt finance during the year. The resultant after tax profit of $41.3 million represents a very substantial increase of $15.9 million (62.5%) over the FY02 result.

(b) Financial position

The statement of financial position for UNiTAB as at 30 June 2001, 2002 and 2003 is set out below.

	Consolidated		
	2003 $000	**2002 $000**	**2001 $000**
Current Assets			
Cash assets	40,497	29,773	28,085
Receivables	7,769	6,339	1,393
Inventories	2,142	2,072	729
Other	646	1,047	242
Total Current Assets	51,054	39,231	30,449
Non-Current Assets			
Receivables	–	–	–
Other financial assets	–	150	339
Plant, property and equipment	53,721	60,115	45,146
Deferred tax assets	9,507	9,434	8,069
Intangible assets – wagering & gaming licences	70,944	72,292	42,454
Intangible assets – other	4,516	4,930	2,358
Total Non-Current Assets	138,688	146,921	98,366
Total Assets	**189,742**	**186,152**	**128,815**
Current Liabilities			
Payables	50,677	50,720	32,053
Interest bearing liabilities	2,405	4,115	370
Current tax liabilities	7,869	3,074	5,616
Provisions	3,781	16,827	15,511
Total Current Liabilities	64,732	74,736	53,550
Non-Current Liabilities			
Payables	1,535	1,943	2,031
Interest bearing liabilities	15,075	29,150	0
Deferred tax liabilities	2,353	1,890	1,392
Provisions	1,106	887	657
Total Non-Current Liabilities	20,069	33,870	4,080
Total Liabilities	**84,801**	**108,606**	**57,630**
Net Assets	**104,941**	**77,546**	**71,185**
Equity			
Contributed equity	38,398	36,502	35,900
Reserves	6,604	6,604	6,604
Retained profits	59,939	34,440	28,681
Total Equity	**104,941**	**77,546**	**71,185**

The following commentary in relation to the above statement of financial position relates to FY03. Any comparisons made below relate to the position in FY03 as contrasted with FY02 unless otherwise stated.

Two factors had an impact on the statement of financial position in FY03, namely the non-provision of the final dividend payment (to comply with AASB 1044, the revised accounting standards dealing with provisions), and the pay down of $16 million in debt funding. Notwithstanding the debt reduction, cash holdings increased by more than $10 million to just over $40 million at 30 June 2003. This affected total current assets in a similar fashion, taking the total up by $12 million to $51.5 million at 30 June 2003. Excluding provisions for dividends, the net current asset position improved by $5.4 million during the year to 30 June 2003. It should be noted that the final dividend proposed in respect of FY03 of $21.1 million was $8.0 million more than FY02's provision.

Property, plant and equipment of $53.7 million represented physical assets at written down value. These assets included land and buildings (predominantly the Queensland head office), wagering equipment, gaming equipment and computer systems. During FY03, the UNiTAB Group sold the head office in Adelaide, realising a capital gain of $1.0 million. Depreciation and disposals outstripped capital expenditure, giving a net reduction in property, plant and equipment for the year of $6.4 million.

Intangible assets of $70.9 million at written down value comprised race wagering and sports wagering licences, broadcasting licences and gaming licences. The other intangible assets included brand names and goodwill in respect of acquisitions. Licences were amortised on a straight-line basis so as to allocate their cost over years in which revenue is derived. Periods of amortisation of licences range from eight years to 99 years (in the case of the Queensland race wagering licence). Brand names are amortised over 20 years and goodwill is written off over 15 years.

Total borrowings were reduced from $33.3 million in FY02 to only $17.0 million in FY03, a reduction of $16.3 million. The debt remaining at 30 June 2003 of $17.0 million was a 5.64% fixed interest bill facility in respect of the acquisition of the South Australian TAB.

Payables of $52.2 million included June 2003 product fees and wagering taxes paid in July 2003, as well as general creditors and substantial amounts held in respect of agents' bonds and telephone betting deposits. These amounts were $0.4 million less than FY02.

Current tax liabilities represented company tax instalments in respect of FY03 profits payable after 30 June 2003. This liability had increased substantially, from $3.1 million to $8.8 million as a result of enhanced profitability.

Current and non-current provisions represented the long service leave provision and in 2002 included the provision for final dividend. If the dividend provision had been excluded, the provisions would have increased slightly by $0.3 million to $4.9 million.

Overall, the net asset position at 30 June 2003 increased to $104.9 million, and compared favourably with $90.7 million in FY02 after adding back the provision for dividend.

(c) Cash flows

The statement of cash flows for UNiTAB for the years ended 30 June 2001, 2002 and 2003 is set out below.

	Consolidated		
	2003 $000	2002 $000	2001 $000
Cash Flows from Operating Activities			
Cash receipts in the course of operations (inclusive of GST)	2,641,596	2,100,634	1,731,071
Cash returns to customers in the course of operations	(2,154,965)	(1,701,283)	(1,405,150)
Payments to suppliers, employees and Governments (inclusive of GST)	(412,031)	(339,701)	(278,331)
Dividend received	–	–	–
Interest received	1,188	871	1,118
Borrowing costs	(1,671)	(1,018)	–
Income tax paid	(12,684)	(13,291)	(11,404)
Net cash inflow from operating activities	**61,433**	**46,212**	**37,304**
Cash Flows from Investing Activities			
Proceeds from disposal of non-current assets	2,984	2,027	586
Proceeds from disposal of investments	101	–	(412)
Payments for property, plant and equipment	(10,977)	(30,337)	(13,479)
Payments for investments	–	(91)	(500)
Payments for intangible assets	–	(33,909)	(25)
Net cash outflow from investing activities	**(7,892)**	**(62,310)**	**(13,830)**
Cash Flows from Financing Activities			
Dividends paid	(28,928)	(15,711)	(20,274)
Loans to controlled entities	–	–	–
Proceeds from borrowings	–	38,500	–
Repayment of borrowings	(16,000)	(5,500)	–
Proceeds from issue of shares and other equity securities	1,896	602	–
Net cash outflow from financing activities	**(43,032)**	**17,891**	**(20,274)**
Net increase (decrease) in cash held	10,509	1,793	3,200
Cash at the beginning of the financial year	29,508	27,715	24,515
Cash at the end of the financial year	**40,017**	**29,508**	**27,715**
Represented by			
– Cash at bank and on hand	40,497	29,773	28,085
– Bank overdraft	(480)	(265)	(370)
	40,017	29,508	27,715

The following commentary in relation to the above statement of cash flows relates to FY03. Any comparisons made below relate to FY03 as contrasted with FY02 unless otherwise stated.

Cash receipts from operating activities were $2.6 billion for the year to 30 June 2003. This was $541 million more than the $2.1 billion generated in FY02. These cash flows were provided predominantly by wagering activity, and supplemented by revenue from gaming machine monitoring and services, commission from retailing Keno on behalf of the licence holder, renting equipment to agents and providing pooling facilities on a fee for service basis to foreign operators. Cash flows from wagering activities were predominantly sales of totalisator and fixed odds betting products, supplemented by the cash flow associated with wagering activities such as net movements in telephone betting account balances and security bonds received from agents.

Cash returns to customers of $2.2 billion (FY02 – $1.7 billion) were predominantly for the payment of winning dividends to customers. Payments to suppliers, service providers and employees of $412 million included the following types of expenditure:

- product fees to racing industry bodies;
- wagering and associated taxes;
- commissions paid to agents for selling wagering products;
- salaries and on-costs paid to and on behalf of employees;
- costs associated with freehold and leasehold properties;
- telecommunication costs for supporting data flows around the retail network;
- printing and stationery (including betting tickets);
- marketing, advertising and promotional costs; and
- cost of providing information services, including extensive radio network, Sky racing vision, newspaper form and Austext services.

Net cash provided by operating activities in FY03 increased by $15.2 million to $61.4 million.

Cash flows from investing activities decreased substantially following the acquisition of the licences and other net assets of SATAB in FY02. As a result, the net outflow in FY03 was only $7.9 million, compared with the $62.3 million incurred in FY02. The UNiTAB Group borrowed $38.5 million in January 2002 to defray the cost of funding the $43.5 million acquisition of the South Australian TAB, and $5.5 million of these borrowings had been repaid by 30 June 2002. A further $16.0 million in debt reduction was made in FY03. Dividends paid during FY02 included the final dividend of 7.0 cents per share relating to FY01, and the interim FY02 dividend of 5.0 cents per share, totalling $15.7 million. Dividends paid in FY03 included the final dividend of 10.0 cents per share in respect of FY02, and the interim dividend of 12.0 cents per share in respect of F03, totalling $28.9 million. As a result, the net cash outflow from investing activities in FY03 was $43.0 million, compared with a net inflow of $17.9 million in FY02.

Overall, cash holdings increased from $29.5 million in FY02 to $40.0 million in FY03.

(d) Segmental performance

The following segmental performance commentary relates to FY03 and any comparisons made relate to FY03 as contrasted with FY02 unless otherwise stated.

(i) Race wagering

Annual revenue of $416.6 million was produced from race wagering and totalisator betting on rugby league fixtures by the Queensland, Northern Territory and South Australian businesses (compared with $355.8 million for FY02 but note South Australia only contributed from 14 January 2002).

The Queensland race wagering business benefited in FY03 from:

- the addition of 20 new sites to its retail network;
- coverage of extra race meetings;
- superb racing weather;

- the inclusion of SATAB's betting into the UNiTAB pool; and
- some adjustments to the betting program.

SATAB managed to eclipse its FY02 sales, despite the predicted decline in syndicate betting. This unexpected increase in sales coincided with a total overhaul of SATAB's cost structure. Operating costs at SATAB declined by 30.5% between FY01 and FY03, whilst revenue has increased by 2.1%. This result was achieved in 18 months of private ownership.

NTTAB's performance continued to produce first-class results. Although its sales had declined between FY98 and FY00, growth in both FY02 and FY03 exceeded 10%. NTTAB generated more than $100 million in annual wagering sales in FY03 ($94.2 million in FY02).

Wagering commissions in FY03 were within the legislated maximum 16%. They were 15.8% in Queensland, 15.7% in the Northern Territory and 15.6% in South Australia.

In FY03 the UNiTAB Group's fixed odds betting business moved beyond the brand development stage. Awareness of this service has grown rapidly since the soccer world cup in June 2002. Growth in FY03 of 24% in Queensland, 40% in South Australia, and 27% in the Northern Territory, was achieved hand-in-hand with an increase in the win rate. It is expected that this product will continue to reach a more diverse and less risky customer base throughout FY04 and beyond.

(ii) RadioTAB

RadioTAB supports the wagering business through transmission sites in Queensland, South Australia and the Northern Territory. Its program is more than just race calls. It disseminates the information used by the UNiTAB Group's customers to form their wagering decisions. This is an important part of maintaining the difference between wagering and gaming.

Revenue from advertising will never fully support the cost of operating the RadioTAB network because of the constraints presented by an extremely crowded racing program. Nevertheless, revenues from advertising in FY03 were up 2.8%. Costs increased in line with the additional activity required to service the South Australian market.

(iii) Gaming services business

UNiTAB's gaming services business is an efficient complementary business which obtains considerable benefit from being able to gain access to the infrastructure and skills available in the race wagering businesses in both Queensland and the Northern Territory. The momentum for this business was created during the development of a range of proprietary value added services for gaming venues. This development cycle has peaked at a time when the demand for new services has moderated in line with a decline in the rate of growth in gaming machine turnover.

(e) Key developments since financial year ended 30 June 2003

(i) Profit guidance for 6 months ended 31 December 2003

On 10 December 2003, UNiTAB issued a profit guidance update to the market in accordance with its continuous disclosure obligations. This guidance update indicated that UNiTAB expects its net profit after tax for the 6 months ended 31 December 2003 to be in excess of $27.5 million excluding transaction costs associated with the proposed merger with Tab referred to in section 3.3(e)(iii) (the result for the previous corresponding period was $22.034 million).

(ii) Teaming arrangement between UNiTAB and Telecom New Zealand

On 8 December 2003, UNiTAB and Telecom New Zealand Limited announced that they had entered into an agreement under which they will exclusively co-operate to pursue the opportunity to monitor the 22,500 non-casino electronic gaming machines in New Zealand. It is expected that the New Zealand Government will seek proposals, from parties interested in supplying these monitoring services, on a competitive basis in 2004. If UNiTAB is successful in tendering for this opportunity it would represent UNiTAB's first offshore move.

(iii) Proposed merger with Tab via Scheme of Arrangement

On 16 October 2003, UNiTAB and Tab announced their agreement to merge via joint Schemes of Arrangement. On 5 November 2003, Tabcorp announced an unsolicited proposal to merge with Tab. As a consequence of the proposal by Tabcorp, on 19 December 2003, UNiTAB and Tab agreed to terminate their Merger Implementation Agreement in relation to their initial proposed transaction.

3.4 Board of Directors

The current directors of UNiTAB, who will be the directors of the Combined UNiTAB/Tab (assuming that holders of more than 90% of Tab Shares accept the Offer), are:

George Chapman AO, Chairman
Mr Chapman was appointed Chairman in July 1999. Mr Chapman is the executive Chairman of The Chapman Group which has extensive interests in a number of businesses. He was previously Chairman of the Cairns Port Authority, was Chairman of Telecasters North Queensland Limited for six years and was a director of The Ten Group Limited and Ten Network Holdings Limited. Mr Chapman is a fellow of the Australian Institute of Company Directors.

John O'Brien, Deputy Chairman
Mr O'Brien was appointed to UNiTAB's board in July 1999. He is also Chairman and proprietor of Pacific Toyota in Cairns. He is a former Chairman of the Cairns Jockey Club and the Queensland Racing Industry Co-ordinating Committee.

Dick McIlwain, Managing Director and Chief Executive
Mr McIlwain was appointed as a director in September 1999. He joined UNiTAB as Chief Executive in 1989. He is a fellow of the Australian Institute of Company Directors.

Robert Bentley
Mr Bentley was appointed to the UNiTAB board in July 1999. Mr Bentley is Chairman of the Queensland Thoroughbred Racing Board and a director of the Australian Racing Board. He was previously Chairman and Managing Director of Austral Plywoods Pty Ltd and Chairman of the Plywoods Manufacturers Association of Australia, the Queensland Principal Club, the Ipswich Turf Club and the Queensland Racing Industry Co-ordinating Committee.

John Bird
Mr Bird was appointed as a director in July 1999. He is Chairman of the Central Queensland Helicopter Rescue Service Ltd, a director of Ergon Energy Pty Ltd, a director of the Electricity Supply Industry Superannuation (Qld) Limited and Chairman of the Queensland Labor Group of Companies. He was previously the Managing Partner of Brown and Bird Certified Practising Accountants. Mr Bird is a registered company auditor and a fellow of the Australian Society of Certified Practising Accountants, of the Australian Institute of Company Directors and of the Taxation Institute of Australia.

Graeme Fry
Mr Fry was appointed as a director in July 1999. Mr Fry is also a director of Queensland Cotton Holdings Ltd and the Australian Rugby League Foundation and is president of the Tattersall's Club. He was previously a senior partner at Deloitte Touche Tohmatsu. Mr Fry is a fellow of the Institute of Chartered Accountants, a registered company auditor, a member of the Australian Institute of Company Directors, and a member of the Taxation Institute of Australia.

Wayne Myers
Mr Myers was appointed to the board in July 1999. He is Managing Director of Sirocco Technologies Group Limited and a director of Ergon Energy Corporation Limited and Ergon Energy Pty Ltd. He has previously held senior positions in the communications and information industry. He is currently Chairman of the Queensland Government's Major Sports Facility Authority.

Helen Nugent
Dr Nugent was appointed as a director in July 1999. She is a full time company director and is a director of Macquarie Bank Limited, Australia Post, Carter Holt Harvey Limited, Freehills and Origin Energy Limited, as well as being Chairman of Funds SA and Swiss Re (Australia). Dr Nugent was previously director of strategy at Westpac Banking Corporation, a professor in management at the AGSM and a principal of McKinsey & Co.

Kevin Seymour
Mr Seymour was appointed to UNiTAB's board in September 2000. Mr Seymour is Deputy Chairman of Ariadne Australia Limited, Chairman of Watpac Limited, the Independent Chairman of the Brisbane Housing Company Limited and Vice Chairman of the Albion Park Harness Racing Club. Mr Seymour also holds board positions with several private companies in Australia and has extensive property development and business experience.

3.5 Corporate governance

UNiTAB is committed to best practice in the area of corporate governance. This statement provides an outline of the main corporate governance practices undertaken by UNiTAB.

(a) The board of directors – role of the board

The board of directors is responsible for the overall corporate governance of UNiTAB. The board recognises the need for the highest standards of behaviour and accountability. The board of UNiTAB has final responsibility for the management of the company's business and affairs. This responsibility is addressed by the board:

- approving UNiTAB's goals and strategic direction;
- monitoring financial performance, including adopting annual budgets and approving UNiTAB's financial statements;
- ensuring that adequate systems of internal control exist and are appropriately monitored for compliance;
- selecting the Chief Executive and reviewing the performance of senior management; and
- ensuring significant business risks are identified and appropriately managed.

The board operates under a written charter that identifies the functions reserved to the board. Management of the day-to-day operations of UNiTAB vests in the Chief Executive who, together with the executive team, is accountable to the board.

(b) Composition of the board

The board is currently comprised of nine directors, eight of whom (including the Chairman) hold their positions in a non executive capacity.

The composition of the board is subject to review in the following ways:

- UNiTAB's constitution provides that at every annual general meeting, one third of the directors (excluding the Managing Director) are to retire from office. Each retiring director under the constitution is eligible for re-election.
- The board has established a board nomination committee with a formal charter. The board nomination committee is (among other things) charged with responsibility for periodically reviewing the size and composition of the board to ensure that it is structured to make decisions expediently with a variety of perspectives and skills in the best interests of the company as a whole. This committee undertakes an annual assessment of the effectiveness of the board as a whole, and, also undertakes a review of the performance of each director who retires from office and seeks to re-nominate for a board position.

(c) Independence

As stated the board has a non executive Chairman and all directors other than the Managing Director are non executive. The predominance of non executive directors clearly separates the board from UNiTAB's executive management and enshrines board independence. This structure also provides UNiTAB with the benefit of a diverse range of experience, qualifications and professional skills.

The board has adopted the independence definition suggested by the ASX Corporate Governance Council and as such six of UNiTAB's directors (namely Mr George Chapman, Mr John O'Brien, Mr John Bird, Mr Graeme Fry, Mr Wayne Myers and Dr Helen Nugent) are considered to be independent by reference to that definition.

The board (and each individual director) is entitled to seek independent professional advice at UNiTAB's expense (subject to the reasonableness of the costs and board consent) in the conduct of their duties for the UNiTAB Group.

(d) Board committees

The board has established three committees (all of which operate pursuant to written charters), namely the:

- board nomination committee;
- audit, risk and compliance committee; and
- remuneration committee.

These board committees support the full board and essentially act in a review and advisory capacity in matters that require a more intensive review. Other board committees may be established from time to time to address matters of special importance. An outline of the activities of UNiTAB's committees is set out below.

(i) Board nomination committee

This committee must have at least three members all of whom must be non executive independent directors. The committee currently comprises Mr George Chapman (committee chairman), Mr John O'Brien and Dr Helen Nugent. The main functions of the committee are to:

- assist the board in ensuring that it is comprised of directors with the appropriate mix of skills, experiences and competencies to discharge its mandate effectively; and
- establish procedures for the selection and recommendation of candidates suitable for appointment to the board.

(ii) Audit, risk and compliance committee

This committee must have at least three members all of whom must be non executive independent directors. The chairman of this committee must not be the Chairman of UNiTAB. All members must be financially literate, at least one member must have financial expertise and some members must have an understanding of the industry in which UNiTAB operates. The committee currently comprises Mr John Bird (committee chairman), Mr Graeme Fry and Mr Wayne Myers.

This committee provides ongoing assurance in the areas of:

- financial administration and reporting;
- audit control and independence;
- legal compliance;
- internal controls; and
- risks oversight and management.

The primary role of this committee is to assist the board in:

- verifying and safeguarding the integrity of UNiTAB's financial reporting;
- establishing a sound system of risk oversight and management, and, internal control; and
- establishing a sound system of compliance with laws and regulations, internal compliance guidelines, policies, procedures and control systems and prescribed internal standards of behaviour.

(iii) Remuneration committee

This committee must have at least three members all of whom must be non executive independent directors. The committee currently comprises Mr George Chapman (committee chairman), Mr John O'Brien and Dr Helen Nugent. The main function of this committee is to assist the board in ensuring that UNiTAB has in place appropriate remuneration policies designed to meet the needs of UNiTAB and to enhance corporate and individual performance.

(e) Ethical standards – code of conduct

The board recognises the need to observe the highest standards of corporate practice and business conduct. Accordingly the board has adopted a formal code of conduct to be followed by all employees and officers. The key aspects of this code are:

- to act with honesty, integrity and fairness;
- to act in accordance with the law; and
- to use company resources and property appropriately.

(f) Dealing in shares

UNiTAB has a formal share dealing policy for senior executives and a policy for directors. These policies reinforce the restrictions in the Corporations Act with respect to insider trading and use of price sensitive information. Under the terms of these policies senior executives may only buy or sell UNiTAB securities in the 6 weeks immediately following UNiTAB's half year results, full year results and annual general meeting. Directors may only buy or sell UNiTAB securities following consultation with the Chairman or General Counsel and Strategist. In all instances buying or selling UNiTAB shares is not permitted at any time by any person who possesses price sensitive information not available to the market.

(g) Information disclosure

UNiTAB has in place a written policy with respect to its continuous disclosure obligations and procedures.

3.6 Management team

UNiTAB's executive group is led by Dick McIlwain, Managing Director and Chief Executive, and comprises the following personnel (listed in alphabetical order):

- Michael Carr – Group General Manager Gaming Services;
- Robbie Cooke – General Counsel and Strategist;
- Graeme Curnow – Executive Manager Human Resources;
- Tony Flanegan – General Manager NTTAB;
- Barrie Fletton – Chief Financial Officer and Company Secretary;
- Bruce Houston – General Manager SATAB;
- Stephen Lawrie – Group General Manager Technology;
- John McCormack – General Manager RadioTAB;
- Maree Patane – Executive Manager Audit; and
- Greg Shannon – Group General Manager Wagering.

3.7 Public announcements by UNiTAB

UNiTAB is a "disclosing entity" for the purposes of the Corporations Act and as such is subject to periodic reporting and continuous disclosure obligations. Specifically, as a listed company, UNiTAB is subject to the ASX Listing Rules which require continuous disclosure of any information which UNiTAB has concerning itself that a reasonable person would expect to have a material effect on the price or value of UNiTAB securities. Copies of announcements made by UNiTAB on the ASX are available from the ASX and are also available on UNiTAB's website (www.tabonline.com.au). In addition, UNiTAB is required to lodge various documents with ASIC copies of which may be obtained from, or inspected at, ASIC offices.

3.8 Copies of important documents

During the Offer Period UNiTAB will provide free of charge the following documents to any person who requests it:

- UNiTAB's constitution;
- UNiTAB's annual report for the year ended 30 June 2003 (being the annual report most recently lodged with the ASX before this Bidder's Statement was lodged with ASIC);
- UNiTAB's half yearly report for the 6 month period to 31 December 2002;
- any continuous disclosure notice given to the ASX by UNiTAB after the lodgement with ASIC of UNiTAB's 2003 annual report and before lodgement of this Bidder's Statement with ASIC. A list of such notices is provided in Appendix II; and
- any continuous disclosure notice given to the ASX by Tab after the lodgement with ASIC of Tab's 2003 annual report and before lodgement of this Bidder's Statement with ASIC. A list of such notices is provided in Appendix III.

Copies of any of these documents can be requested by contacting the UNiTAB Offer Information Line on 1300 305 721 (callers within Australia) or +61 3 9649 5412 (callers outside Australia). Alternatively the information (excluding UNiTAB's constitution) can be downloaded from the UNiTAB website www.tabonline.com.au or, in the case of Tab's releases, from the Tab website www.tablimited.com.au.

The text of the announcement given to the ASX by UNiTAB in relation to this Offer is attached in Appendix I.

3.9 Material contracts and licences

The material contracts described below are commercially sensitive. Copies will not be provided.

Set out below are details of the contracts and other documents relating to UNiTAB considered to be material:

(a) Queensland race wagering licence

On 1 July 1999 UNiTAB was granted a 99 year race wagering licence which expires on 1 July 2098. Under the Wagering Act 1998 (Qld) no other race wagering licence may be granted to anyone except UNiTAB (or a wholly owned subsidiary of UNiTAB) until 2014 unless UNiTAB's licence is cancelled or ceases to have effect before that date. The licence authorises UNiTAB to conduct in Queensland, off-course and on-course wagering on gallops, harness and greyhound racing which is being held lawfully in Queensland or elsewhere. The licence allows UNiTAB to conduct wagering by way of a totalisator or on a fixed odds basis. Race wagering may also be conducted on-course, on a fixed odds basis, by bookmakers licensed under the Racing Act 2002 (Qld). Race clubs may in limited circumstances obtain on-course wagering permits. Interstate and international totalisator operators may receive wagers from people in Queensland through telephone and internet accessed wagering accounts.

(b) Queensland sports wagering licence

On 1 July 1999 UNiTAB was granted a sports wagering licence under the Wagering Act 1998 (Qld). This licence is valid for a period of 15 years expiring on 1 July 2014. During this period, a sports wagering licence may only be granted to UNiTAB or a wholly owned subsidiary of UNiTAB.

Under this licence UNiTAB is authorised to conduct (in accordance with the Wagering Act 1998 (Qld)) wagering on sporting events or contingencies (whether in Australia or elsewhere) and on other approved events and contingencies. Wagering on sporting events may also be conducted on-course by bookmakers licensed under the Racing Act 2002 (Qld). Interstate and international operators may receive wagers from people in Queensland through telephone and internet accessed wagering accounts.

(c) Queensland gaming machine monitoring operator's licence

UNiTAB and its wholly owned subsidiaries hold three of the monitoring operator's licences issued in Queensland under the Gaming Machine Act 1991 (Qld). The licences held were granted on 18 September 1997, 22 August 1997 and 12 September 1997 for 10 year terms (i.e. expiry dates being 17 September 2007, 21 August 2007 and 11 September 2007 respectively).

These licences authorise UNiTAB to monitor gaming machines in Queensland as a licensed monitoring operator under the Gaming Machine Act 1991 (Qld). The holder of a monitoring operator's licence may:

- install electronic monitoring systems for licensed gaming machine venues and charge fees for monitoring; and
- monitor and install linked jackpots for gaming machines.

No exclusive rights have been granted to any monitoring operator in Queensland. It is current Queensland Government policy and a term of each licence that each monitoring operator must not provide services in respect of more than 40% of the total number of gaming machines in Queensland.

(d) South Australian major betting operations licence and approved licensing agreement

South Australia issued a major betting operations licence on 6 December 2001 under the Authorised Betting Operations Act 2000 (SA). That licence was transferred to UNiTAB's wholly owned subsidiary, SATAB, on 10 January 2002. The licence continues in force for a period expiring on 30 June 2100 unless sooner cancelled or surrendered. The holder of this licence is entitled:

- to conduct off-course totalisator betting on races held by licensed racing clubs;
- to conduct off-course betting on approved contingencies;
- to conduct on-course totalisator betting under agreements with licensed racing clubs on races held by licensed racing clubs and on approved contingencies; and
- to conduct other forms of betting on approved contingencies (other than fixed odds betting on races within Australia on which licensed bookmakers are authorised to conduct betting).

The Treasurer of South Australia and SATAB are party to an approved licensing agreement which operates for the term of the major betting operations licence. Among other things this agreement provides that until 6 December 2016 no person other than SATAB will be authorised to conduct within South Australia:

- off-course totalisator betting on races;
- totalisator betting on sporting contingencies; or
- fixed odds betting on sporting contingencies.

This exclusivity is qualified to the extent that it does not limit:

- fixed odds betting by bookmakers conducted in accordance with a permit in force under the Racing Act 1976 (SA) as at 10 August 2001 or conducted on races on-course or at a betting auditorium or at the Port Pirie licensed betting shop;
- on-course totalisator betting; or
- the conduct of lotteries.

Interstate and international operators may receive wagers from people in South Australia through telephone and internet accessed wagering accounts.

(e) Northern Territory totalisator licence

On 29 June 2000 UNiTAB's wholly owned subsidiary, NTTAB, was granted a totalisator licence under the Totalisator Licensing and Regulation Act 2000 (NT). This licence continues for a period expiring on 30 June 2015 unless the licence is cancelled or ceases to have effect before that date.

Under the terms of the licence no person other than NTTAB may conduct off-course and on-course totalisator wagering in the Northern Territory on gallops, harness and greyhound racing which is being held lawfully in the Northern Territory or elsewhere.

The licence also permits NTTAB to conduct totalisator wagering in the Northern Territory upon sporting events to the exclusion of all other persons other than:

- a person authorised under the Totalisator Licensing and Regulation Act 2000 (NT) at that person's business premises located at a race course in the Northern Territory;
- a person authorised under the Totalisator Licensing and Regulation Act 2000 (NT) where the licence only permits bets to be made by telephone and other electronic means and does not permit the licensee to take bets from persons at premises outside a race course; and
- IASBET Limited (ACN 066 967 502) for so long as it holds a licence under the Totalisator Licensing and Regulation Act 2000 (NT) to conduct totalisator sports wagering or if that company ceases to hold such a licence one other person so licensed. After 30 June 2010 the Territory may grant additional totalisator sports wagering licences as it sees fit. As stated in section 9.4 the Northern Territory Government has sought NTTAB's agreement to a variation to its totalisator licence to remove this restriction from issuing a sports totalisator licence to any person other than NTTAB and one other party. In return for this concession the Territory Government has offered to extend the term of NTTAB's sports bookmaker's licence (see section 3.9(f)) to 30 June 2015 (current expiry 30 June 2005). NTTAB intends agreeing to the Territory's request.

Interstate and international totalisator operators may receive wagers from people in the Northern Territory through telephone and internet accessed wagering accounts.

(f) Northern Territory sports bookmaker's licence

On 29 December 2000 UNiTAB's wholly owned subsidiary, NTTAB, was granted a licence to conduct the business of a sports bookmaker under the Racing and Betting Act (NT). This licence continues for a period expiring on 30 June 2005 unless the licence is cancelled or ceases to have effect before that date. The sports bookmaker's licence will be cancelled if NTTAB ceases to hold the totalisator licence referred to in section 3.9(e). As stated in section 9.4, the Northern Territory Government has sought NTTAB agreement to a variation to its totalisator licence to remove the restriction from issuing a sports totalisator licence to any person other than NTTAB and one other party. In return for this concession the Territory Government has offered to extend the term of NTTAB's sports bookmaker's licence to 30 June 2015 (current expiry 30 June 2005). NTTAB intends agreeing to the Territory's request.

(g) Northern Territory monitoring provider's licence

On 1 July 2001 UNiTAB's wholly owned subsidiary, NTTAB, was granted an exclusive monitoring provider's licence under the Gaming Machine Act 1995 (NT). This licence continues for a period expiring on 1 July 2006 unless the licence is cancelled or ceases to have effect before that date. NTTAB is the only licensed monitoring provider in the Northern Territory. Only the holder of a monitoring provider's licence may install electronic monitoring systems for licensed gaming machine venues and charge fees for monitoring in the Northern Territory.

(h) Product and program agreement – Queensland

UNiTAB is party to a product and program agreement with Queensland Race Product Co Limited ACN 081 743 722 (**Product Co**), the Queensland Thoroughbred Racing Board (formerly Queensland Principal Club), the Queensland Harness Racing Board and the Greyhound Racing Authority. The agreement continues for the duration of the period for which the race wagering licence (see section 3.9(a)) grants exclusivity to UNiTAB. Under the agreement, in return for the product and program fee paid by UNiTAB, Product Co agrees to supply Australian racing product, the Queensland racing calendar and the Queensland racing program to UNiTAB.

(i) Racing distribution agreement – South Australia

SATAB is party to a racing distribution agreement with Racing SA Pty Ltd (**Racing SA**), Thoroughbred Racing S.A. Ltd, Harness Racing SA Ltd and Greyhound Racing SA Ltd. The agreement continues for the duration of the South Australian major betting operations licence (see section 3.9(d)). Under this agreement, in return for the product fee paid by SATAB, Racing SA agrees to supply specified information with respect to interstate racing and South Australian racing together with the annual program of South Australian race meetings.

(j) Duty agreement – South Australia

The Treasurer of South Australia and SATAB are party to a duty agreement which continues in force until the date the major betting operations licence is cancelled, surrendered or expires (see section 3.9(d)). Under this agreement the duty payable by SATAB is set for the fifteen year period from 6 December 2001 at, effectively, 6% of net betting revenue.

(k) Facility to fund offer

Details with respect to financing in place to fund the Offer are set out in section 8.

(l) Executive service agreement

UNiTAB entered into an executive service agreement with its Chief Executive Mr Dick McIlwain on 11 October 1999 and the agreement continues in force until 3 October 2004. The agreement is in the usual form for agreements of this nature. Under the agreement provision is made for termination other than for cause by payment of 12 months total remuneration plus 3 months notice or payment in lieu. UNiTAB's board and Mr McIlwain intend to continue the engagement of Mr McIlwain as Chief Executive of UNiTAB post October 2004 and will commence discussions with respect to retention arrangements in the first half of calendar year 2004.

4 INFORMATION ABOUT UNiTAB'S ISSUED SECURITIES

4.1 UNiTAB's issued securities

As at the date of this Bidder's Statement, the issued securities of UNiTAB consist of 133,032,582 UNiTAB Shares and 235,000 UNiTAB Options on issue over unissued UNiTAB Shares.

Details of issues of UNiTAB Shares since 30 June 2003 are as follows:

Issue	Date	Price	Number Issued	Amount Raised
Executive Incentive Option Plan	5 September 2003	$2.08	100,000	$208,000
Executive Incentive Option Plan	10 September 2003	$2.08	25,000	$52,000
Executive Incentive Option Plan	21 November 2003	$2.08	195,000	$405,600
Executive Incentive Option Plan	21 November 2003	$2.51	100,000	$251,000
Executive Incentive Option Plan	3 December 2003	$2.08	50,000	$104,000
Executive Incentive Option Plan	5 January 2004	$2.08	150,000	$312,000
Executive Incentive Option Plan	5 January 2004	$2.00	250,000	$500,000
Executive Incentive Option Plan	12 January 2004	$2.08	45,000	$93,600

4.2 Substantial shareholders

As at the date of this Bidder's Statement the following entities had notified UNiTAB of current substantial shareholdings in UNiTAB:

Substantial shareholder	Number of shares held	Voting power[15]
Commonwealth Bank of Australia	12,416,063	9.33%
Perpetual Trustees Australia Limited	9,287,275	6.98%
Solid Earth Pty Ltd[16]	8,808,710	6.62%
Barclays Global Investors Australia Limited	7,940,978	5.97%

4.3 Recent trading of UNiTAB Shares

The latest recorded sale price for UNiTAB Shares on the ASX before the date on which this Bidder's Statement was lodged with ASIC was $6.52 (on 21 January 2004).

The latest recorded sale price for UNiTAB Shares on the ASX before the public announcement of the Offer was $6.35 on 18 November 2003. UNiTAB's VWAP between its profit upgrade on 10 December 2003 and 18 December 2003 (inclusive) was $6.50.

During the 4 months ended on the day immediately before the date on which this Bidder's Statement was lodged with ASIC:

- the highest recorded sale price for UNiTAB Shares on the ASX was $7.21, which was recorded on 5 November 2003; and
- the lowest recorded sale price for UNiTAB Shares on the ASX was $6.02, which was recorded on 18 November 2003.

15 Based on 133,032,582 shares on issue.

16 Company associated with UNiTAB director Mr Kevin Seymour.



The following graph sets out the price of UNiTAB Shares on the ASX in the past year.


$7.50
$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
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4.4 Dividends

The following dividends have been paid by UNiTAB in the 2001, 2002 and 2003 financial years:

	Period	Dividend per share	Franked amount of dividend
2003	Final	16 cents	100%
	Interim	12 cents	100%
2002	Final	10 cents	100%
	Interim	5 cents	100%
2001	Final	7 cents	100%
	Interim	5 cents	100%

The record date for UNiTAB's interim dividend for FY04 will be 9 March 2004. Although that is within the Offer Period, Tab shareholders who accept the Offer will not be entitled to receive the UNiTAB interim dividend in respect of the UNiTAB Shares they are entitled to receive as consideration for the sale of their Tab Shares.

4.5 Rights and liabilities attaching to UNiTAB Shares

The UNiTAB Shares received as consideration under the Offer will rank equally with existing UNiTAB Shares. The rights and restrictions attaching to the UNiTAB Shares that will be issued as part of the consideration under the Offer are set out principally in UNiTAB's constitution and the Corporations Act, but also in some Queensland legislation.

The main rights and liabilities attaching to the UNiTAB Shares are summarised below.

(a) Shareholding restrictions

The TAB Queensland Limited Privatisation Act 1999 (Qld) (as proposed to be amended by the TAB Queensland Limited Privatisation Amendment Act 2003 (Qld)) (in this section referred to as the **Act**) contains restrictions on the number of voting shares in UNiTAB that may be held by a shareholder and its associates. In particular, no person is entitled to voting shares in UNiTAB that together constitute more than 10% of the total number of voting shares in UNiTAB. The TAB Queensland Limited Privatisation Amendment Act 2003 (Qld) will extend the 10% limit in perpetuity. The Minister administering the Act and UNiTAB also have the power to require a shareholder to provide information to determine whether the shareholder and its associates have breached any of the shareholding restrictions of the Act.

(b) Meetings of shareholders and voting rights

Subject to compliance with the shareholding restrictions outlined in the Act, at a general meeting each shareholder entitled to vote may attend and vote in person or by proxy, attorney or representative.

At a general meeting a resolution put to the vote is decided on a show of hands unless a poll is demanded. On a show of hands, every shareholder present in person or by proxy, attorney or representative has one vote. On a poll, every shareholder has one vote for each share held by them and may vote in person, by proxy, by attorney or by representative.

(c) Dividends

The profits of UNiTAB which the directors from time to time determine to distribute by way of dividend are divisible amongst the members in proportion to the shares held by them less any amounts that remain unpaid at the time of declaration of the dividend. Information regarding UNiTAB's dividend history and intentions for the Combined UNiTAB/Tab is set out in sections 4.4 and 7.8.

(d) Issuance of further shares

The directors may, subject to the restrictions on the allotment of shares imposed by UNiTAB's constitution, the Corporations Act and the Listing Rules, allot or grant options in respect of, or otherwise dispose of, further shares on such terms and conditions as they see fit. Under the terms of UNiTAB's race and sport wagering licences all issues of UNiTAB Shares must be approved by the Minister responsible for the Wagering Act 1998 (Qld).

(e) Transfer of shares

Shareholders may transfer their shares subject to UNiTAB's constitution, the Corporations Act and the requirements of the ASX and of the SCH Business Rules.

(f) Winding up

Subject to any special or preferential rights attaching to any class or classes of shares, members will be entitled in a winding up to share in any surplus assets of UNiTAB in proportion to the shares held by them, less any amounts which remain unpaid on those shares at the time of distribution.

(g) Directors

The minimum number of directors is three. The maximum number of directors is fixed by the directors but may not be more than nine unless the shareholders of UNiTAB pass a resolution amending that number.

(h) Directors' indemnity

UNiTAB, to the extent permitted by law, indemnifies each director and any person who has previously served in such capacity against any liability or cost incurred by the person as an officer of UNiTAB or a related body corporate. This includes, but is not limited to, liability for negligence or costs incurred in defending proceedings in which judgement is given in favour of the person or in which the person is acquitted. The indemnity may be extended to other officers at the discretion of the directors.

4.6 Dividend reinvestment plan

UNiTAB has established, but not implemented, a Dividend Reinvestment Plan (**DRP**). The DRP is intended to provide shareholders with a choice of reinvesting dividends in additional UNiTAB Shares rather than receiving those dividends in cash. UNiTAB's directors have not commenced and do not intend to commence the DRP at the present time. The DRP will remain suspended until such time as the directors consider it appropriate to implement the DRP. The full terms and conditions of the DRP may be requested from the UNiTAB Offer Information Line, details of which may be found in section 1.

Some of the key features of the DRP are listed below:

(a) Eligibility

All UNiTAB shareholders are eligible to participate in the DRP except as otherwise determined by the directors. The directors may determine that the following shareholders cannot participate in the DRP:

- shareholders who have a registered address in a country where, in the opinion of the directors, participation in the DRP would be unlawful, impractical or impossible;
- shareholders who are not resident in Australia and whose participation in the DRP may be subject to legal requirements in their country of residence; or
- shareholders whose participation would breach the provisions of the TAB Queensland Limited Privatisation Act 1999 (Qld) or any provision of UNiTAB's constitution.

(b) Participation

Participation in the DRP is optional. UNiTAB shareholders who are eligible to participate in the DRP may elect to reinvest dividends on some or all of their shares by subscribing for additional fully paid UNiTAB Shares except where, under the constitution or otherwise by law, the directors are entitled to retain all or part of that dividend. A shareholder may terminate their participation in the DRP or increase or decrease the percentage of their shares that are to participate in the DRP at any time by giving written notice to UNiTAB using the prescribed form.

The issue price of UNiTAB Shares under the DRP will be at a discount up to 5%, unless otherwise determined by the directors, to the weighted average market price of UNiTAB Shares sold in the ordinary course of trading on the ASX in the five trading days immediately following the ceasing of 'cum dividend' trading on the ASX in relation to the dividend to be paid. If no UNiTAB Shares are sold in that period, the discount will be applied to the weighted average market price of UNiTAB Shares sold on the ASX in the last five days that trading occurred in the shares prior to the commencement of 'ex dividend' trading after making adjustments for the dividend and any bonus issue.

(c) Shares issued under the DRP

The number of UNiTAB Shares to be issued to each participant in the DRP will be determined as the nearest whole number of shares, rounded down, which would be acquired at the issue price for the amount of the dividend. Any amount of the dividend that, due to the rounding down, is not applied in paying up UNiTAB Shares will be forgone.

(d) Modification and termination by the directors

The DRP may be varied, suspended or terminated at any time by the directors.

(e) Costs

No brokerage, commission or other transaction costs and no stamp duty or other duties are payable by participants on UNiTAB Shares issued under the DRP.

4.7 Executive incentive option plan

UNiTAB has an executive incentive option plan approved at a general meeting on 17 September 1999. The plan provides for executives and senior managers to receive options over ordinary shares. Options granted vest at such times as the directors determine at the time of grant (which time may be altered by directors in their absolute discretion by written notification). Each option is convertible to one ordinary share. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the ordinary shares when the options have been exercised. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of UNiTAB's shares traded during the five business days preceding the date of granting the option.

All options expire on the earlier of their expiry date or termination of the employee's employment. In addition, the ability to exercise the options is conditional on the consolidated entity achieving certain performance hurdles. To reach the performance hurdle, the consolidated entity's basic earnings (before tax) per share must at the relevant vesting date exceed by at least 5% compounded per annum the equivalent measure calculated from the pro forma forecast for FY00 contained in the UNiTAB share offer document issued in 1999.

Currently there are 235,000 options on issue to acquire ordinary shares at an exercise price of $2.08 per share. These options have qualified for exercise.

4.8 Employee share bonus plan

An employee share bonus plan under which shares may be issued by UNiTAB to employees for no cash consideration was approved by shareholders at the 2000 annual general meeting. Directors have extended the operation of that plan in accordance with its terms. Employees of the consolidated entity who have been continuously employed by it for a period of at least one year are eligible to participate in the plan. Under the plan, eligible employees may be offered up to $1,000 worth of fully-paid ordinary shares in UNiTAB annually for no cash consideration. The value of the employee share bonus plan is not being recognised as an employee benefits expense. Offers under the plan are at the discretion of the company. Shares issued under the plan may not be sold until the earlier of three years after issue or cessation of employment by the consolidated entity. In all other respects the shares rank equally with other fully paid ordinary shares. The number of shares issued to participants in the plan is the offer amount divided by the weighted average price at which the company's shares are traded on the ASX during the ten trading days immediately before the date of the offer. UNiTAB has issued a total of 87,582 shares under this plan.

4.9 Directors' interests in UNiTAB

The relevant interest of each UNiTAB director in UNiTAB marketable securities as at the date of this Bidder's Statement is as follows:

UNiTAB Directors	Number of Ordinary Shares held	Number of Options held
George Chapman (Chairman)	763,500	Nil
Richard McIlwain	750,000	Nil
John O'Brien	5,000	Nil
Wayne Myers	5,000	Nil
John Bird	7,000	Nil
Robert Bentley	30,000	Nil
Helen Nugent	3,500	Nil
Graeme Fry	5,000	Nil
Kevin Seymour	8,650,723	Nil

5 INFORMATION ABOUT TAB

5.1 Brief history and overview

The Totalizator Agency Board of New South Wales was established in April 1964 through the enactment of the Totalizator (Off-course Betting) Act 1964 (NSW), allowing for the provision of an off-course wagering service in New South Wales on thoroughbred, harness and greyhound racing. The Totalizator Agency Board was corporatised in 1998 to form Tab Limited and was granted 99 year licences for the conduct of on and off course totalisator betting in New South Wales. Tab acquired Sky Channel in April of the same year.

On 22 June 1998 Tab listed on the ASX and commenced trading at $2.16 per share. Since listing, Tab has commenced operation of its SportsTab fixed odds sports betting business, acquired 2KY radio station, developed its gaming operations through the rollout of linked jackpot products (such as *Maximillions* and *Bullionaire*), and has grown its core wagering operations to over $4.6 billion in annual turnover.

The Tab Group comprises three primary operating divisions:

(a) **Wagering:** operates all on and off course totalisator betting, and fixed odds sports betting, through agencies, hotels and clubs in New South Wales and over the telephone and via the internet;

(b) **Media:** operates the Sky Channel network and the 2KY radio station; and

(c) **Gaming:** operates gaming machine monitoring operations and linked jackpots.

5.2 Principal activities

(a) Wagering[17]

Tab holds licences to conduct off-course and on-course totalisators in New South Wales and fixed odds wagering on approved sporting and racing events. The wagering licences each have a term of 99 years (commenced March 1998), with Tab's off-course licence being exclusive until June 2013.

The total number of races covered by Tab for all three codes has increased steadily to over 50,000 races across more than 5,000 race meetings. In total, more than 466 million individual transactions were made through Tab's wagering network during FY03.

Tab distributes its wagering products through a number of complementary business channels:

- **Agencies:** 324 dedicated Tab retail outlets operated by commissioned Agents who employ their own staff. Agents transact business on behalf of Tab for which they receive a commission based on turnover;
- **Licensed Outlets:** The provision of Tab facilities in 989 hotels and 605 registered clubs throughout New South Wales which receive a commission based on turnover;
- **PhoneTab:** Telephone wagering services are provided to more than 200,000 account holders. Customers are able to place wagers using funds deposited into their accounts via a telephone operator at Tab's call centre, or its key pad system or natural language speech recognition system;
- **NetTab:** Tab offers betting by the internet to account holders and provides a broad range of information and betting services; and
- **On-course:** Tab is the only provider of on-course totalisator facilities in New South Wales and operates at over 175 racetracks across that State and Queensland.

17 The figures in this section are as published by Tab in the joint announcement (with UNiTAB) to the ASX on 16 October 2003 and from Tab's website. This is the most recent publicly available information.

(b) Media

Tab's media division comprises Sky Channel and Radio 2KY. Sky Channel is a subscription television service that telecasts race meetings and other sporting events throughout Australia and internationally.

Purchased by Tab in 1998, Sky Channel now comprises seven divisions, each with a range of products and services targeted at different audiences and markets:

- **Sky Channel (Commercial Operations):** Sky Channel telecasts thoroughbred, harness and greyhound racing, seven days a week to commercial outlets such as hotels, clubs and TAB outlets. Available at over 5,000 outlets across the country, Sky Channel reaches an estimated two million viewers each week, with telecasts of over 5,000 meetings a year covering more than 50,000 individual races. Sky Channel regularly provides live and exclusive telecasts of Australian and international events, utilising its satellite network. A range of sporting entertainment is available, with these special events broadcast over a dedicated satellite channel.
- **Sky International:** Sky Channel now broadcasts to many regions around the world. Its signal is transmitted to 50 major racetracks and 200 betting shops in the US and Canada, and Sky Channel has customers in New Zealand, Sri Lanka, Papua New Guinea and major markets including the United Kingdom.
- **Sky Racing:** Sky Racing, the home racing channel, was launched on Pay TV in September 1998 and is now available in over 1.4 million Australian homes through Pay television carriers.
- **Sky Media Sales:** Sky Media Sales utilises the range of advertising platforms of Sky Channel, Sky Racing and 2KY to deliver cost effective commercials to both national and local marketers.
- **Sky Racing Productions:** Sky Racing Productions operates a fleet of outside broadcast vans to produce on-course and Sky Channel television coverage of race meetings from various race clubs in New South Wales. The operation currently covers 405 race meetings each year and also provides facilities and crews for over 120 Sky Channel live host meetings annually.
- **Sky Business TV:** Sky Business TV gives Australian businesses the opportunity to utilise Sky Channel's satellite technology, production facilities and access to 5,100 commercial sites, for a range of applications such as broadcast presentations and video teleconferencing.
- **Radio 2KY:** Sky Channel acquired 2KY Broadcasters Pty Ltd (**2KY**) in April 2001. 2KY is a broadcaster of racing with a commercial station in Sydney and an extensive narrowcast network throughout New South Wales. 2KY has been broadcasting for 75 years in the Sydney region and, in recent years, on more than 130 narrowcast re-transmission facilities, thus providing an important service to metropolitan, as well as regional and rural communities.

(c) Gaming

Tab's gaming division comprises the data monitoring services business and maxgaming, which are responsible for providing gaming machine monitoring and linked jackpot services respectively.

(i) **Data Monitoring Services** was formed to ensure the integrity and security of gaming machine data, and is responsible for the collection and assessment of metered data of gaming machines. A monthly fee per machine is charged for these services. As part of the privatisation process in 1998, Tab was granted an exclusive 15-year licence by the New South Wales Government to operate a centralised monitoring system on all gaming machines in clubs and hotels throughout New South Wales.

(ii) **maxgaming** is a division responsible for three exclusive New South Wales Government licences which enable it to:

- provide State-wide linked jackpots to clubs;
- provide State-wide linked jackpots to hotels; and
- supply gaming machines to hotels under a machine investment licence.

5.3 Tab Group financial overview

The annual financial report for Tab for the financial year ended 30 June 2003 was given to the ASX on 18 September 2003. The following provides a summary of certain historical financial information about Tab and does not take into account the effects of the acquisition of Tab by UNiTAB. Full information regarding the financial implications of the Offer on Tab can be found in section 7.

The following information is only a summary and the full financial accounts for Tab for the relevant years, which include the notes to the accounts, can be found in Tab's annual reports. There are no alterations known to UNiTAB to these accounts since the publishing of Tab's 2003 annual report and you are advised to refer to that document for the complete detail of Tab's accounting policies. Please contact the UNiTAB Offer Information Line if you require a copy of Tab's 2003 annual report which will be provided free of charge if requested during the Offer Period. Contact details can be found in section 1. Alternatively, Tab's 2003 annual report is available at Tab's website www.tablimited.com.au.

(a) Statement of financial performance

	2003 $000	2002 $000	2001 $000
Revenues from ordinary activities	**935,774**	**897,467**	**836,425**
Borrowing expenses	(29,483)	(21,654)	(16,654)
Other expenses from ordinary activities	(797,091)	(766,319)	(705,019)
Share of net loss of associate accounted for using the equity method		(638)	(771)
Profit from ordinary activities before income tax expense	**109,200**	**108,856**	**113,981**
Income tax expense relating to ordinary activities	(34,670)	(32,226)	(40,669)
Net profit	**74,530**	**76,630**	**73,312**

(b) Statement of financial position

		Consolidated	
	2003 $000	2002 $000	2001 $000
Total Current Assets	61,654	54,178	54,555
Total Non-Current Assets	962,627	969,845	910,478
Total Assets	**1,024,281**	**1,024,023**	**965,033**
Total Current Liabilities	156,440	161,501	164,451
Total Non-Current Liabilities	446,037	452,082	301,464
Total Liabilities	**602,477**	**613,583**	**465,915**
Net Assets	**421,804**	**410,440**	**499,118**

(c) Statement of cash flows

		Consolidated	
	2003 $000	2002 $000	2001 $000
Net cash inflow from operating activities	**163,234**	**147,025**	**112,470**
Net cash outflow from investing activities	**(72,681)**	**(99,381)**	**(163,203)**
Net cash outflow from financing activities	**(82,366)**	**(55,314)**	**36,914**
Net increase (decrease) in cash held	**8,187**	**(7,670)**	**(13,819)**

(d) Earnings update

On 12 December 2003 Tab issued a statement providing further details of its profitability for the financial year ending 30 June 2004. This disclosure noted that as a result of favourable trading conditions and improving efficiencies, Tab is experiencing strong growth in operating earnings and cash flow. The major factors contributing to improved profitability were stated to be:

- increased wagering earnings arising from improved efficiencies and turnover growth exceeding 6%; and
- increasing profitability of Tab's centralised monitoring system business as a result of improved efficiencies and successful cost management.

In its release Tab indicated that for the six months ended 31 December 2003, it is expecting to announce a net profit after tax from normal operations of not less than $41 million, which is an increase of 10.9% on the prior corresponding period, on revenue which is expected to be up 7%. Tab stated that this growth in earnings occurred notwithstanding a 22% increase in depreciation and amortisation expense to $40.5 million for the half year.

Tab also confirmed in its release that for the financial year ending 30 June 2004, it is currently confident of exceeding analysts' consensus forecasts by reporting a net profit after tax of not less than $85 million. Tab stated that this represents growth of not less than 14% on the net profit after tax of $74.5 million reported in FY03.

Tab noted in respect of its profit update that:

- the profit estimates from operations do not take account of:
  - costs incurred in corporate activity which are expected to be either capitalised or covered by cost reimbursement; and
  - any gain on equity performance agreements which were disclosed in notes to its financial statements for the year ended 30 June 2003. The net unrecognised gain before tax in respect of the equity performance agreements in place at 11 December 2003 was in excess of $8.0 million; and
- the stated expectations are based upon preliminary and unaudited management accounts and, accordingly, may be subject to change on completion of Tab's final accounts.

5.4 ASX and ASIC lodgement and disclosures

Appendix III sets out a list of Tab's material announcements to the ASX since the lodgement of Tab's 2003 annual report with the ASX on 18 September 2003. A copy of each of the announcements is available from Tab's web site www.tablimited.com.au.

5.5 Information about Tab's issued securities

(a) Tab's issued securities

As at the date of this Bidder's Statement, Tab's issued securities comprised of 451,097,362 Tab Shares.

In addition, Tab has 1,680,000 Tab Options on issue (each option gives the holder the right to be issued one Tab Share upon exercise) at a range of exercise prices between $2.43 and $2.90 per share.

(b) Recent trading of Tab Shares

The latest recorded sale price for Tab Shares on the ASX before the date on which this Bidder's Statement was lodged with ASIC was $4.62 (on 21 January 2004).

The latest recorded sale price for Tab Shares on the ASX before the public announcement of the Offer was $4.37 on 18 December 2003.

During the 4 months ended on the day immediately before the date on which this Bidder's Statement was lodged with ASIC:

- the highest recorded sale price for Tab Shares on the ASX was $4.67, which was recorded on 15 January 2004; and
- the lowest recorded sale price for Tab Shares on the ASX was $3.40, which was recorded on 21 October 2003.

The following graph sets out the price of Tab Shares on the ASX in the past year.


19-Dec-03
UNiTAB's intention to offer announced
5-Nov-03
Tabcorp's proposal announced
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04

6 INTENTIONS OF UNiTAB

6.1 Overview

The intentions stated in this section 6 are based on the information publicly available as at the date of this Bidder's Statement and the due diligence investigations carried out by UNiTAB on the businesses of Tab.

If UNiTAB acquires more than 90% of Tab Shares pursuant to the Offer the current UNiTAB directors will remain as the first board of directors of the Combined UNiTAB/Tab. Section 6.2 sets out the current intentions of the UNiTAB directors regarding the Combined UNiTAB/Tab in that circumstance.

Section 6.3 sets out UNiTAB's intentions upon gaining 50.1%, but less than 90%, of Tab. In these circumstances UNiTAB intends to propose that a full review of Tab be undertaken.

All intentions as set out in this Bidder's Statement may be implemented, revised or reconsidered upon completion of any reviews. As such Tab shareholders must note that these intentions remain subject to a more complete investigation after the transaction contemplated by the Offer is implemented and are therefore subject to change.

6.2 Intentions upon acquisition of 90% or more of Tab

(a) Review

UNiTAB intends to undertake a general organisational and operational review of Tab in order to maximise the opportunities available to the Combined UNiTAB/Tab. This review will consider opportunities including (but not limited to) migration to a common betting system, merger of wagering pools, sharing race day operating functions and other corporate services, and use of a common radio service.

(b) Compulsory acquisition and delisting

If UNiTAB becomes entitled to compulsorily acquire Tab Shares under Part 6A.1 Division 1 of the Corporations Act (as a result of acquisitions by UNiTAB during the Offer Period) it intends to exercise these rights (including to acquire Tab Shares that are issued upon the exercise of Tab Options in the six weeks after UNiTAB gives the compulsory acquisition notice), and undertake to remove Tab from the official list of the ASX (and do all other things necessary to achieve those results).

(c) Conduct of business and deployment of fixed assets

It is intended that the Combined UNiTAB/Tab board and management will seek to maximise the performance of the business operations and it is anticipated that, subject to the following, Tab and UNiTAB's current operations will continue substantially in their current form.

The head office of the Combined UNiTAB/Tab will be in Queensland in accordance with the requirements of the TAB Queensland Privatisation Act 1999 (Qld) (as proposed to be amended by the TAB Queensland Limited Privatisation Amendment Act 2003 (Qld)).

At least 4 board meetings, the annual strategic meeting of the Combined UNiTAB/Tab board and all annual general meetings of the Combined UNiTAB/Tab will be held in Queensland.

It is also envisaged that as part of the integration and cost minimisation process there may be some changes made to the administration, finance and back office functions of the Combined UNiTAB/Tab. The exact extent of these changes will be subject to the operational review outlined in section 6.1.

(d) Employees

The review of the operations of Tab and UNiTAB (outlined in section 6.1) will include a review of the positions of all Tab Group and UNiTAB Group employees.

Subject to the restrictions imposed by the TAB Queensland Privatisation Act 1999 (Qld) (as proposed to be amended by the TAB Queensland Limited Privatisation Amendment Act 2003 (Qld)), it is intended to review the corporate, finance, administrative, information technology and central operating functions of the Combined UNiTAB/Tab's operations. This review will assess opportunities for obtaining efficiency gains in these areas and to avoid any duplication of functions. A consequence of this review may be that a number of employees are made redundant, although this will ultimately depend on the outcome of the review. The Combined UNiTAB/Tab will respect legal obligations regarding employment terms and conditions of Tab Group and UNiTAB Group employees.

(e) Management and board

The current management of UNiTAB will continue to operate the Combined UNiTAB/Tab, with Mr Dick McIlwain remaining as Managing Director and Chief Executive after completion of the Transaction.

The current board of directors of UNiTAB will continue to represent shareholders of the Combined UNiTAB/Tab, with Mr George Chapman remaining as Chairman after completion of the Transaction.

6.3 Intentions upon gaining 50.1% (control of), but less than 90%, of Tab

While UNiTAB is seeking to acquire all of the share capital of Tab, the offer contains a 50.1% acceptance condition. If UNiTAB becomes entitled to a shareholding of between 50.1% and 90% of Tab, UNiTAB has intentions as set out below.

UNiTAB would make a decision on the following matters only after receipt of appropriate legal and financial advice. UNiTAB's intentions must be read as being subject to:

- the law including, in particular, the requirements of the Corporations Act and the ASX Listing Rules with respect to "related party" transactions and conflicts of interest; and
- the legal obligations of the Tab directors at the time, including any nominee of UNiTAB, to act in good faith in the best interests of Tab and for proper purposes and to have regard for the interests of all Tab shareholders.

(a) Listing

UNiTAB will review the ongoing suitability of Tab for listing on the ASX. UNiTAB intends to ensure that Tab continues to be listed on the ASX whilst it meets the ASX requirements for maintaining a listing. If Tab continues to be listed, the liquidity and index weighting in certain ASX indices of Tab shares may be materially diminished given the reduced free float of shares.

(b) Directors

Subject to the Corporations Act and Tab's constitution UNiTAB will seek to replace members of Tab's board to reflect UNiTAB's ownership interest in Tab with minority shareholders represented by at least one independent director. UNiTAB would seek to reduce the size of the Tab board so as to not exceed 5 members in total and would seek to have UNiTAB's Managing Director appointed to the Tab board. UNiTAB and Tab have not made any decision as to who would be nominated for appointment as the independent director(s).

(c) Review of Tab

UNiTAB, through its nominees on the Tab board, will propose that a general organisational and operational review of Tab be undertaken with the aim of pursuing to the maximum extent possible and appropriate, the type of opportunities which might have been available if UNiTAB had acquired 100% of Tab. Without limitation, this review would canvass arrangements to migrate to a common betting system, merge the wagering pools of the two companies, share duplicated race day operating functions and certain other corporate services, and, use a common radio service all on arms length terms. UNiTAB considers the economic case for taking these steps to be compelling, and in the interests of the shareholders of both UNiTAB and Tab.

(d) Synergies

In the event that UNiTAB becomes entitled to between 50.1% and 90% of Tab Shares, the ability to extract synergies is not expected to be substantially reduced. While under this scenario both UNiTAB and Tab would retain certain of their respective separate corporate functions and operations, synergies would be achievable (as stated above) through the merger of betting pools, shared corporate functions, and removing overlapping radio operations. UNiTAB expects on the basis of information available to it that $35.4 million in synergies (before any additional payments of Wagering Incentive Fee to New South Wales Racing) would be realisable under this scenario. More information with respect to this particular outcome can be found in section 7.4.

(e) Dividend policy

UNiTAB, through its nominees on the Tab board, is likely to propose that Tab review the dividend policy of Tab having regard to any funding requirements of Tab identified in its strategic review.

(f) Minority shareholders in Tab

Tab shareholders who do not accept UNiTAB's offer should be aware that they may become a "locked-in" minority in Tab. The liquidity of their shares may be materially diminished.

(g) Further acquisition of shares in Tab

UNiTAB may acquire additional Tab Shares under the "creep" provisions of the Corporations Act. In summary, those provisions would permit UNiTAB and its associates to acquire up to 3% of Tab Shares every 6 months. UNiTAB has not yet decided whether it will acquire Tab Shares under the "creep" provisions, as that will be dependent upon (among other things) the extent of its voting power in Tab and market conditions at the time.

7 OVERVIEW OF THE COMBINED UNiTAB/TAB

7.1 Profile and highlights of the Combined UNiTAB/Tab

The Combined UNiTAB/Tab will be Australia's leading racing and sports wagering company, deriving revenue across four States/Territories and three strategic business divisions.

It is intended that the Combined UNiTAB/Tab's structure will be organised primarily along business unit lines, with the existing wagering operations of the two companies merged into a single wagering division. Similarly, the gaming division where possible and feasible will combine Tab and UNiTAB's gaming machine monitoring, linked jackpot and other gaming businesses. The media division will primarily comprise Tab's existing media business but will also include RadioTAB.

In the event that UNiTAB becomes entitled to between 50.1% and 90% of Tab, Tab will continue to remain a separate company with its own ASX listing, head office and administration. However, it is the intention of UNiTAB's directors to propose a general organisational and operational review of the two businesses. This may result in some of Tab's operations being either merged or shared with UNiTAB's existing operations (see section 6.3).

7.2 Descriptions of the operating divisions

(a) Wagering division

The Combined UNiTAB/Tab will hold wagering licences in New South Wales, Queensland, South Australia and the Northern Territory, for both totalisator betting and fixed odds betting (on sport in all four jurisdictions and on racing in all but South Australia).

The Combined UNiTAB/Tab will generate $1.2 billion in wagering revenue from $7.1 billion in gross wagering turnover, on a 2003 pro-forma basis. It will have a distribution network of 564 agencies, 2,409 Pub & ClubTABs, through the internet, via the telephone and on-course.

(b) Gaming division

The Combined UNiTAB/Tab will incorporate Tab and UNiTAB's existing gaming operations. These include gaming machine monitoring operations (such as Tab's data monitoring services business and UNiTAB's monitoring business), linked jackpot operations (such as Tab's Maximillions and Bullionaire products and UNiTAB's Supercash product range), and other gaming services (such as venue analysis systems and gaming machine supply, repair and rental).

The Combined UNiTAB/Tab will generate $58.7 million in combined gaming revenue on a 2003 pro-forma basis. It will monitor approximately 115,000 gaming machines.

(c) Media division

The Combined UNiTAB/Tab will see Tab's media business, which operates the Sky Channel network and 2KY Racing Radio integrated with UNiTAB's existing RadioTAB network as part of the Combined UNiTAB/Tab's media division.

The media division will generate $100.8 million in revenue on a 2003 pro-forma basis.

7.3 Prospects of the Combined UNiTAB/Tab

The combination of Tab and UNiTAB will create Australia's leading wagering company. The Combined UNiTAB/Tab will generate combined revenues of $1.4 billion (on a 2003 pro-forma basis) and will have a pro-forma combined enterprise value of $3.3 billion.

The Combined UNiTAB/Tab will have significant potential to leverage the combined expertise within the wagering and gaming business, and optimise the strategic value of Tab's media business. The expanded scale of the Combined UNiTAB/Tab is likely to generate cost and revenue synergies (as set out in section 7.4) and the significantly greater size of the wagering pools (assuming necessary regulatory approvals are obtained) will enable the Combined UNiTAB/Tab to introduce additional betting products. Diversification across three States and the Northern Territory and three business divisions will also reduce the dependency of the Combined UNiTAB/Tab on any particular regulatory jurisdiction or revenue stream.

The Combined UNiTAB/Tab will have a capital structure which will complement the underlying cash flow and operations of the Combined UNiTAB/Tab while retaining significant flexibility to pursue growth opportunities as they arise. The substantial market capitalisation of the Combined UNiTAB/Tab will also facilitate potentially greater investor and research analyst interest and more favourable access to capital markets to fund further growth if and when required. Refer to section 7.5 of this Bidder's Statement for further financial information.

7.4 Transaction benefits

This section 7.4 sets out the possible benefits of the combination of Tab and UNiTAB resulting from the Combined UNiTAB/Tab executing the intentions set out in section 6.

As part of the due diligence process UNiTAB has concluded a preliminary identification and quantification of the potential cost savings and financial impact to the Combined UNiTAB/Tab arising from the integration of the operations of Tab and UNiTAB as set out in this Bidder's Statement.

This analysis is preliminary and constitutes an estimate only. The achievement of these cost savings within the forecast timeframe is subject to the integration and transaction risks set out in section 9.

(a) Summary of projected transaction synergies

The integration of the two companies' activities is expected to lift sales, and generate significant operational savings. Integration benefits are expected to add no less than $40 million to the combined group's EBITDA within three years (before any additional payments of Wagering Incentive Fee to New South Wales Racing) based on the following assumptions:

- that the Transaction is completed in accordance with the terms set out in this Bidder's Statement;
- that UNiTAB acquires a 100% shareholding in Tab; and
- that necessary regulatory approvals are obtained on a timely basis.

Revenue gains will constitute 25% of the benefits available from the combination of UNiTAB and Tab. Cost savings from reduced corporate overheads and the eventual migration to a single betting system will represent a further 30% of the projected benefits. The balance of the savings will be comprised of a benefit from merging the companies' media assets (7% of the total benefit), and from a program to reduce the combined wagering and gaming services' workforce over the three years following the change in control of Tab (38% of the total benefit).

Revenue enhancements are expected to be generated from the expanded wagering pool in the Combined UNiTAB/Tab. The increased size of the wagering pool is expected to generate greater liquidity and more stable betting pools. The Combined UNiTAB/Tab expects to be able to offer an expanded pari-mutuel wagering product range.

In the event that UNiTAB becomes entitled to a shareholding of between 50.1% and 90% in Tab, UNiTAB expects that the total synergies available will be reduced by $4.6 million. Under this scenario the total amount of the synergies would not reside in a combined entity but rather would be allocated between Tab and UNiTAB. The availability of the synergies assumes that agreement is reached between the two organisations to migrate to a common betting system, merge the two betting pools, share duplicated race day administration functions, use a common radio program and share a number of corporate services. The allocation of the cost savings between UNiTAB and Tab under this scenario is expected to be based upon the benefit derived by each entity from access to the shared resources. Revenue gains will reside with the licensee with whom the additional betting is made. Any synergies that are available to Tab would decrease by any additional Wagering Incentive Fee payable to New South Wales Racing.

Additional information relating to the EBITDA enhancements is set out in section 7.5.

(b) Summary of projected merger implementation costs

A preliminary estimate has been made of the incremental one-off merger implementation costs associated with realising the Transaction synergies which total $26.3 million and which will be incurred over the course of the first two full years of the Combined UNiTAB/Tab. These costs relate to activities such as systems and information technology integration costs and employee termination payments. In addition to these implementation costs there are one-off transaction costs associated with the Transaction which are discussed in section 7.5(b)(iii).

7.5 Combined UNiTAB/Tab pro-forma financial statements and information for the year ended 30 June 2003

(a) Introduction

This section sets out pro-forma financial statements and information in respect of the Combined UNiTAB/Tab, namely:

- consolidated statement of financial performance for the year ended 30 June 2003 as if the Transaction was effective as at 1 July 2002;
- consolidation statement of financial position as at 30 June 2003 as if the Transaction was effective as at 30 June 2003; and
- consolidated statement of cash flows for the year ended 30 June 2003 as if the Transaction was effective as at 1 July 2002.

The financial information in this section is based on the audited financial statements of Tab and UNiTAB for the year ended 30 June 2003. The pro-forma financial statements for the Combined UNiTAB/Tab presented in this Bidder's Statement are unaudited and have been provided for illustrative purposes only and are in summary form only. The pro-forma financial statements do not make any allowance for current or future revenue or cost growth, save for those amounts resulting from synergies and finance and other expenses resulting from the acquisition.

These pro-forma statements of financial performance, financial position and cash flows assume that the Transaction occurred in the past. If however the Transaction had occurred in the past, it is likely that the Combined UNiTAB/Tab's financial position and operating results would have been different from that presented in the Combined UNiTAB/Tab pro-forma financial statements.

Pro-forma financial statements and information have been prepared on the basis of both 100% acquisition and 50.1% acquisition of Tab Shares by UNiTAB.

(b) Key assumptions

The pro-forma financial statements for the Combined UNiTAB/Tab have been prepared based on the information outlined above, in accordance with Australian Generally Accepted Accounting Principles and the following key assumptions:

(i) Consideration

The purchase price to acquire Tab is based on 451,097,362[18] Tab Shares on issue for which Tab shareholders will receive $145 cash and 47 UNiTAB Shares for every 100 Tab Shares held. The price of UNiTAB Shares has been assumed to be $6.50[19]. The actual value will vary depending on the price of UNiTAB Shares on the date consideration is paid to accepting Tab shareholders.

(ii) Acquisition costs and financing the acquisition

The purchase of 100% of Tab Shares will be financed through the issue of new UNiTAB Shares ($1,378.1 million based on $6.50 per UNiTAB Share) and new debt facilities of $654.1 million (as described in section 8). If UNiTAB acquires only 50.1% of Tab Shares, new shares of approximately $690.4 million will be issued to accepting Tab shareholders with new debt facilities of $327.7 million. In the statement of financial position $85 million in borrowings ($42.6 million under 50.1% acquisition) have been classified as current liabilities with the remainder as non-current liabilities.

(iii) Transaction costs

It is expected that UNiTAB and Tab will incur combined transaction costs of $28.6 million. Cash balances in the statement of financial position have been reduced by this amount. Transaction costs are not expected to be materially different should UNiTAB acquire only 50.1% of Tab.

$7.7 million of these transaction costs have been capitalised and amortised in the statement of financial performance over the expected term of the asset. In the statement of financial position $3.1 million of these costs have been classified as a current asset with the balance included in non-current assets. Of UNiTAB's remaining transaction costs ($7.1 million), $5.8 million in relation to the acquisition have been added to the cost of acquisition and costs expected to be incurred in issuing new share capital of UNiTAB of $1.3 million have been recognised directly in equity.

18 Excludes any Tab Shares issued arising from the exercise of options during the Offer Period.

19 VWAP of UNiTAB shares between its profit upgrade released on 10 December and 18 December, the day before UNiTAB announced its intention to make a takeover offer for Tab.

Tab's acquisition costs, estimated to be $13.8 million, have been treated as a reduction in the fair value of net assets acquired, increasing goodwill on acquisition. No transaction costs have been reflected in the statements of financial performance or statements of cash flows as they do not represent recurring items.

(iv) Synergies

Section 7.4(a) provides details of the sources of revenue and cost synergy benefits expected to be derived from the Transaction. Should UNiTAB become entitled to 100% of Tab, it has been estimated that revenue synergies of $10 million and cost synergies of $30 million can be achieved. This combined revenue and cost synergies of no less than $40 million is before any amount which would be paid to New South Wales Racing in the form of the Wagering Incentive Fee and any consequent tax saving. The amount of the Wagering Incentive Fee in relation to these synergies has been estimated as $5.4 million.

As discussed in section 7.4(a) it is expected that the majority of synergies will still be realised in the event that UNiTAB becomes a 50.1% shareholder of Tab. Under this scenario the total amount of the synergies would not reside in a combined entity but rather would be allocated between Tab and UNiTAB. The availability of the synergies assumes that agreement is reached between the two organisations to migrate to a common betting system, merge the two betting pools, share duplicated race day administration functions, use a common radio program and share a number of corporate services. The allocation of the cost savings between UNiTAB and Tab under this scenario is expected to be based upon the benefit derived by each entity from access to the shared resources. Revenue gains will reside with the licensee with whom the additional betting is made. Any synergies that are available to Tab would decrease by any additional Wagering Incentive Fee payable to New South Wales Racing.

Under this case, revenue synergies of $10 million and cost synergies of $25.4 million are expected, again before any payment to New South Wales Racing in the form of the Wagering Incentive Fee and any consequent tax saving. The amount of the Wagering Incentive Fee in relation to these synergies has been estimated as $4.2 million.

Synergies are expected to be realised progressively over three years in accordance with the following schedule:

	% Realisation
Year 1	33.5%
Year 2	70.9%
Year 3	100.0%

For the purpose of preparing the pro-forma statements it has been assumed that year three synergies realisation is applicable (ie 100%).

(v) Implementation costs

One-off implementation costs associated with the acquisition and integration of Tab (excluding those transaction costs discussed earlier) are expected to be $26.3 million. Costs in relation to implementation are expected to be incurred over a period of two years. They appear as a non recurring item in the pro-forma statement of financial performance.

(vi) Fair value of net assets and goodwill

UNiTAB has not undertaken an assessment of the fair value of Tab's assets. It is intended that this will be conducted once the acquisition is complete, or, in the event that UNiTAB acquires between 50.1% and 90% of Tab, once UNiTAB has appointed directors to the board of Tab. In the interim, Tab's expected transaction costs of $13.8 million have been treated as the only fair value adjustment on acquisition.

At the current point in time and on the basis of 100% acquisition the fair value of the purchase consideration exceeds the net assets of Tab (adjusted for Tab's transaction costs) on completion of the transaction by $1,630.1 million and this difference has been recognised as goodwill on consolidation. As goodwill is amortised over 20 years an annual charge of $81.5 million has been recognised in amortisation expense in the statement of financial performance. Assuming 50.1% acquisition of Tab, the annual amortisation charge in relation to goodwill on this transaction would be $41.0 million.

To the extent that excess consideration over fair value of assets is allocated to long-term licences or other identifiable intangible assets rather than goodwill (upon completion of UNiTAB's assessment of fair value of Tab's assets), a lower amortisation charge may be incurred in line with the longer remaining life of licences acquired (approximately 94 years). Accordingly, the directors consider the treatment adopted in the pro-forma financial information to be conservative. Any write-down of the carrying value of Tab's assets would result in a higher amortisation charge.

(vii) Net interest expense

The pro-forma statement of financial performance assumes a 6.64% interest rate on new debt facilities associated with UNiTAB's acquisition of Tab. This reflects an average of fixed and variable bill rates, inclusive of the margin applicable to the loan facility. The statement of financial performance reflects charges for full year interest costs of $43.4 million ($21.8 million under the 50.1% control scenario) as well as $3.1 million amortisation of debt issue costs as noted in item (iii) above, whereas the statement of cash flow reflects only the full year interest charge excluding the amortisation of debt issue costs.

(viii) Outside equity interests

In the event that UNiTAB becomes entitled to only 50.1% of Tab Shares, UNiTAB intends to consolidate 100% of Tab into its financial accounts adopting accounting practices consistent with Generally Accepted Accounting Principles. As a result profits attributed to non-accepting Tab shareholders are shown as outside equity interests in the pro-forma statement of financial performance. This amount reflects net profit attributed to remaining (49.9%) Tab shareholders including their share of relevant synergies, net of income tax.

(ix) Cash Flows from operations

Cash flows from operations included in the pro-forma statement of cash flows have been derived from the adjusted EBITDA and adjusted interest costs included in the statement of financial performance, and the combined actual income tax payments for the year ended 30 June 2003.

(x) International financial reporting standards (IFRS)

The pro-forma financial information in this section has been prepared in accordance with the measurement and recognition principles of Australian Generally Accepted Accounting Principles (**GAAP**).

The implications of the application of International Financial Reporting Standards (**IFRS**) by Australian reporting entities, and in particular the impact of "IAS 22 – Business Combinations", from 1 January 2005 have not been considered in presenting the pro-forma financial information.

(c) Pro-forma financial statements of the Combined UNiTAB/Tab – assuming acquisition of 100%

(i) Pro-forma statement of financial performance

$000	Notes	Tab Reported 2003	UNiTAB Reported 2003	Adjustments	Combined UNiTAB/Tab Pro-forma 2003
Revenue (excluding interest income)	iv	933,745	452,077	10,000	1,395,822
Earnings before interest, income tax, depreciation & amortisation (EBITDA)	iv	206,345	76,571	34,623[20]	317,539
Earnings before interest, income tax, amortisation (EBITA)		159,122	61,444	34,623	255,189
Earnings before interest and income tax (EBIT)	iv, vi	136,654	59,673	(46,880)	149,447
Net interest expense	vii	(27,454)	(492)	(46,517)	(74,463)
Profit from ordinary activities before income tax expense	iv, vi, vii	**109,200**	**59,181**	**(93,397)**	**74,984**
Income tax expense	iv, vii	(34,670)	(17,867)	3,568	(48,969)
NPAT (pre goodwill amortisation)	iv, vii	**87,127**	**41,477**	**(8,326)**	**120,278**
NPAT (post goodwill amortisation)	iv, vi, vii	**74,530**	**41,314**	**(89,829)**	**26,015**
Non-recurring implementation costs (net of tax)	v			(18,382)	(18,382)
NPAT (post goodwill amortisation and implementation costs)		**74,530**	**41,314**	**(108,211)**	**7,633**

(ii) Pro-forma statement of financial position

$000	Notes	Tab Reported 2003	UNiTAB Reported 2003	Adjustments	Combined UNiTAB/Tab Pro-forma 2003
Cash and deposits	iii	36,741	40,497	(28,727)	48,511
Other current assets	iii	24,913	10,557	3,085	38,555
Total current assets		**61,654**	**51,054**	**(25,642)**	**87,066**
Property, plant and equipment		400,436	53,721	0	454,157
Intangible assets		372,244	75,142	0	447,386
Goodwill	vi	183,502	318	1,630,064	1,813,884
Other non-current assets	iii	6,445	9,507	4,628	20,580
Total assets		**1,024,281**	**189,742**	**1,609,050**	**2,823,073**
Current borrowings	ii	0	2,405	85,000	87,405
Other current liabilities		156,440	62,327	0	218,767
Total current liabilities		156,440	64,732	85,000	306,172
Non-current borrowings	ii	400,800	15,075	569,091	984,966
Other non-current liabilities		45,237	4,994	0	50,231
Total liabilities		**602,477**	**84,801**	**654,091**	**1,341,369**
Equity	ii, iii	**421,804**	**104,941**	**954,959**	**1,481,704**

20 Synergies of $40 million less Wagering Incentive Fee of $5.377 million see section 7.5(b)(iv).

(iii) Pro-forma statement of cashflows

$000	Notes	Tab 2003	UNiTAB 2003	Adjustments	Combined UNiTAB/Tab Pro-forma 2003
EBITDA		206,345	76,571	34,623	317,539
Income tax paid		(27,104)	(12,684)	(2,643)	(37,145)
Net borrowing costs paid		(27,454)	(492)	(43,432)	(71,378)
Net cash flow from operations	ix	**151,787**	**63,395**	**(6,166)**	**209,016**

(d) Pro-forma financial statements of the Combined UNiTAB/Tab – assuming acquisition of 50.1%

(i) Pro-forma statement of financial performance

$000	Notes	Tab Reported 2003	UNiTAB Reported 2003	Adjustments	Combined UNiTAB/Tab Proforma 2003
Revenue from ordinary activities (excluding interest income)	iv	933,745	452,077	10,000	1,395,822
Earnings before interest, income tax, depreciation & amortisation (EBITDA)	iv	206,345	76,571	31,173[21]	314,089
Earnings before interest, income tax, amortisation (EBITA)		159,122	61,444	31,173	251,739
Earnings before interest and income tax (EBIT)	iv, vi	136,654	59,673	(9,805)	186,522
Net interest expense	vii	(27,454)	(492)	(24,844)	(52,790)
Profit from ordinary activities before income tax expense	iv, vi, vii	**109,200**	**59,181**	**(34,650)**	**133,731**
Income tax expense	iv, vii	(34,670)	(17,867)	(1,899)	(54,436)
NPAT (post goodwill amortisation)	iv, vii	74,530	41,314	**(36,548)**	**79,296**
NPAT attributable to Outside Equity Interests	viii	37,190	0	7,078	**44,268**
NPAT after Outside Equity Interests (post goodwill amortisation)	iv, vi, vii	37,340	41,314	**(43,626)**	**35,028**
NPAT after Outside Equity Interests (pre goodwill amortisation)	iv, vii	43,651	41,477	**(2,647)**	**82,481**
Non-recurring implementation costs (net of tax)	v			(12,420)	**(12,420)**
NPAT (post goodwill amortisation and implementation costs)	iv, vii	**37,340**	**41,314**	**(56,046)**	**22,608**

21 Synergies of $35.4 million less Wagering Incentive Fee of $4.227 million see section 7.5(b)(iv).

(ii) Pro-forma statement of financial position

$000	Notes	Tab Reported 2003	UNiTAB Reported 2003	Adjustments	Combined UNiTAB/Tab Pro-forma 2003
Cash and deposits	iii	36,741	40,497	(28,727)	48,511
Other current assets	iii	24,913	10,557	3,085	38,555
Total current assets		**61,654**	**51,054**	**(25,642)**	**87,066**
Property, plant and equipment		400,436	53,721	0	454,157
Identifiable intangible assets		372,244	75,142	0	447,386
Goodwill	vi	183,502	318	819,574	1,003,394
Other non-current assets	iii	6,445	9,507	4,628	20,580
Total assets		**1,024,281**	**189,742**	**798,560**	**2,012,583**
Current borrowings	ii	0	2,405	42,585	44,990
Other current liabilities		156,440	62,327	0	218,767
Total current liabilities		156,440	64,732	42,585	263,757
Non-current borrowings	ii	400,800	15,075	285,115	700,990
Other non-current liabilities		45,237	4,994	0	50,231
Total liabilities		**602,477**	**84,801**	**327,700**	**1,014,978**
Outside equity interests	viii			203,574	203,574
Equity attributable to shareholders of UNiTAB	ii, iii, viii	**421,804**	**104,941**	**267,286**	**794,031**

(iii) Pro-forma statement of cashflows

$000	Notes	Tab 2003	UNiTAB 2003	Adjustments	Combined UNiTAB/Tab Pro-forma 2003
EBITDA		206,345	76,571	31,173	314,089
Income tax paid		(27,104)	(12,684)	(2,824)	(42,612)
Net borrowing costs paid		(27,454)	(492)	(21,759)	(49,705)
Net cash flow from operations	ix	**151,787**	**63,395**	**6,590**	**221,772**

7.6 Financial forecasts of the Combined UNiTAB/Tab

Section 7.5 sets out pro-forma financial information for the year ended 30 June 2003 to provide Tab shareholders with information as to the profile and performance of the Combined UNiTAB/Tab assuming that the Transaction occurred in the past.

The UNiTAB board of directors has determined not to include information in relation to the financial performance of the Combined UNiTAB/Tab beyond 30 June 2003 as it is not able to provide forecast information which is sufficiently meaningful and reliable to include in this Bidder's Statement. The UNiTAB board considers that the pro-forma financial information for the year ended 30 June 2003 (see section 7.5) provides Tab shareholders with a more meaningful and reliable profile of the performance and financial position of the Combined UNiTAB/Tab than would forecasts.

7.7 Management of the Combined UNiTAB/Tab

Mr Dick McIlwain will remain as Managing Director and Chief Executive of the Combined UNiTAB/Tab. It is anticipated that other management positions will be filled by current members of the UNiTAB and Tab management teams as selected by the Managing Director and the UNiTAB board (refer also to section 6.2).

7.8 Dividends

Following the Transaction it is intended that the Combined UNiTAB/Tab will continue to distribute to shareholders a substantial component of the Combined UNiTAB/Tab's net profit after tax (pre goodwill amortisation, using retained earnings as necessary). The exact quantum will however be a matter for the UNiTAB board and will depend on numerous factors, including but not limited to future profitability, the amount and timing of non-recurring transaction and integration expenses, asset write downs, and, investment and capital management opportunities. UNiTAB's history of paying increasing fully franked dividends is currently expected to continue after completion of the Transaction, subject to the availability of sufficient profits and franking credits.

7.9 International financial reporting standards (IFRS)

Under current Australian Accounting Standards goodwill is required to be amortised over a period not exceeding 20 years on a straight-line basis. The pro-forma statements of financial performance in sections 7.5(c) and (d) reflect the goodwill amortisation that arises under the Transaction.

Commencing in FY06 (in accordance with IFRS), goodwill and other intangible assets in the statement of financial position of the Combined UNiTAB/Tab will be subject to an impairment test. As a result the Combined UNiTAB/Tab will be required to amortise goodwill and other intangible assets only to the extent that is subject to impairment, and not on a straight line basis. The impact of this change in accounting standards is likely to increase the net profit after tax available to the Combined UNiTAB/Tab for dividends.

8 SOURCES OF CONSIDERATION

8.1 Maximum cash and UNiTAB share consideration

(a) Maximum cash consideration

The maximum amount of cash which would be payable by UNiTAB under the Offer if acceptances are received for all Tab Shares on issue as at the date of this Bidder's Statement or which may issue on the exercise of the Tab Options is approximately $656.5 million (**Offer Amount**).

(b) Maximum UNiTAB share consideration

The maximum number of UNiTAB Shares which would be required to be issued in connection with the Offer if acceptances are received in respect of all Tab Shares on issue as at the date of this Bidder's Statement is approximately up to 212,805,360[22] million UNiTAB Shares (assuming the exercise of all 1,680,000 Tab Options outstanding).

8.2 Overview of funding arrangements

UNiTAB has entered into an agreement with the National Australia Bank Limited (**NAB**) in the form of a binding underwriting and commitment letter dated 18 December 2003 and the facility terms sheets attached to it (**Commitment Letter**) pursuant to which NAB has agreed to:

(a) provide the funds necessary to pay the cash component of the Offer Amount, and to refinance so much of Tab's current debt facilities that become due and payable as a result of the change in control of Tab resulting from the acquisition of Tab Shares by UNiTAB pursuant to the Offer (**Acquisition Bridge Facility**); and

(b) syndicate and fully underwrite a debt facility sufficient to discharge the Acquisition Bridge Facility and to retire all of Tab's debt facilities as at the date of the facility documentation (**Term Facility**).

The terms of the Acquisition Bridge Facility, and of the Term Facility in the case of UNiTAB acquiring 100% of the Tab Shares, are set out in annexures forming part of the Commitment Letter and are summarised below. Those terms are however not exhaustive or complete, and may be varied if new information becomes available to NAB before the facility documentation is executed.

If the terms of the facilities when executed differ in any aspect that is materially adverse to UNiTAB or to the ability to fund the acquisition of Tab Shares pursuant to the Offer, UNiTAB will:

(a) provide a Supplementary Bidder's Statement explaining the changes; and

(b) permit Tab shareholders who have accepted the Offer to withdraw their acceptance of the Offer for a period of 14 days after the date of the Supplementary Bidder's Statement.

8.3 Terms of the Commitment Letter

(a) Conditions precedent

The Commitment Letter is subject to satisfaction of the following conditions precedent:

- the preparation and execution of mutually acceptable facility agreements, other finance documents and fee letters as contemplated by the Commitment Letter;
- the provision of all approvals necessary for the acquisition of Tab Shares by UNiTAB to proceed in accordance with the Offer on terms that do not materially change the basis of NAB's credit assessment;
- the absence, in NAB's opinion, of any material adverse change in:
  - the business or financial condition of the UNiTAB Group (taken as a whole);
  - the business or financial condition of the Tab Group (taken as a whole);
  - the national or international political, legal, economic, tax or regulatory conditions or financial markets,

22 Subject to rounding in accordance with section 11.1.

that would materially prejudice NAB's ability to syndicate the Term Facility; and

- legal review satisfactory to the NAB confirming that there is no legal impediment arising from the potential provision of funds to Tab to discharge its current financial indebtedness.

The Commitment Letter requires both UNiTAB and NAB to use reasonable endeavours to complete and execute the facility agreements as soon as is reasonably possible.

UNiTAB will use its best endeavours to ensure, and expects, that the conditions precedent will be satisfied before any cash payments are required to be made under the Offer.

(b) Lapse or termination of underwriting

NAB's obligation to underwrite the Term Facility will lapse or may be terminated by NAB if:

- the conditions precedent are not satisfied;
- any written information provided by UNiTAB to NAB is misleading, incorrect, inaccurate or incomplete in any material respect;
- the Term Facility agreement has not been agreed and duly executed by 180 days after 19 December 2003 or such later date as NAB may agree; or
- the Offer is withdrawn.

8.4 The Acquisition Bridge Facility

(a) The facility

The Commitment Letter requires NAB to provide the Acquisition Bridge Facility in the form of a cash advance facility with bill reliquification option available on a non revolving basis. This facility is available to be drawn down at any time from the satisfaction of the conditions precedent (see section 8.4(g)), and has a term to 30 June 2004.

The Commitment Letter contains provisions relating to the payment of interest and repayment of principal, representations and warranties, events of default and other covenants. Except to the extent described below those provisions are customary for transactions similar to the underwriting and the facilities.

(b) Purpose

The purposes for which the facility may be applied are:

- Tranche A: acquisition of Tab Shares pursuant to the Offer; and
- Tranche B: to refinance the indebtedness of Tab which becomes due and payable as a result only of the change in control of Tab arising from the Offer and where UNiTAB does not acquire all of the Tab Shares. This tranche will be made available to Tab directly and will be subject to Tab's existing borrowing arrangements and subject to review and amendment by NAB – refer also to section 8.4(m).

(c) Facility limit

The maximum amount that may be drawn down under the Acquisition Bridge Facility is the sum of:

- Tranche A: in excess of the maximum cash amount payable by UNiTAB to acquire all Tab Shares pursuant to the Offer and to pay all associated transaction costs including advisers' fees and all other fees, expenses and duties relating to the acquisition of Tab Shares. The upper limit of the facility available to be drawn down is commercially sensitive, but will be disclosed, as necessary, if any relevant Supplementary Bidder's Statement is issued by UNiTAB; and
- Tranche B: $400 million, which is sufficient to repay and cancel the current indebtedness of Tab.

(d) Availability

Once the conditions precedent to the facility have been satisfied the two tranches of the Acquisition Bridge Facility will be available to be drawn down until the earlier of:

- 30 June 2004; or
- the lapse or withdrawal of the Offer.

(e) Maturity

The Acquisition Bridge Facility is required to be repaid in full on or before 30 June 2004 (or earlier if the facility is permanently cancelled or in the event of supervening illegality as provided for in the Commitment Letter).

(f) Security

The payment or repayment of any amounts owing in respect of the facility will be an unsecured obligation, ranking in all respects at least equally with each of UNiTAB's other unsecured and unsubordinated obligations (actual or contingent and whether present or future), except liabilities mandatorily preferred by law.

(g) Conditions precedent to the facility

It is a condition precedent to the Acquisition Bridge Facility that the board of directors of UNiTAB certify that:

- all conditions in section 11.10 of this Bidder's Statement have been satisfied or waived (UNiTAB may waive a condition only with the prior approval of NAB);
- all applicable legal, regulatory, stock exchange and other approvals, consents and clearances relating to the Offer have been granted and remain in force and have been complied with;
- UNiTAB has sufficient funding available to it to complete the purchase of all Tab Shares; and
- no governmental, judicial, administrative or regulatory proceedings are current, pending or threatened which in NAB's reasonable opinion may adversely affect the Offer, and no determination or indication has been given by any authority or person which in NAB's reasonable opinion may adversely affect the Offer or result in the commencement of any such proceedings.

UNiTAB will use its best endeavours to ensure, and expects, that the conditions precedent will be satisfied before any cash payments are required to be made under the Offer.

(h) Conditions precedent to all drawdowns

Drawdowns under the Acquisition Bridge Facility are subject to the conditions precedent that:

- the representations and warranties made in the facility agreement are correct and not misleading at the relevant drawdown date;
- as at the relevant drawdown date no event of default or any event, thing or circumstance which with the giving of notice, the passage of time, or both, would become an event of default, continues unremedied or would result from the provision of that financial accommodation;
- in the case of a drawing under Tranche A, no governmental, judicial, administrative or regulatory proceedings are current, pending or threatened which in NAB's reasonable opinion may adversely affect the Offer, and no determination or indication has been given by any authority or person which in NAB's reasonable opinion may adversely affect the Offer or result in the commencement of any such proceedings; and
- NAB has received a drawdown notice and all other documents and information it reasonably requests.

UNiTAB will use its best endeavours to ensure, and expects, that these conditions precedent will be satisfied before any cash payments are required to be made under the Offer.

(i) Representations and warranties

In addition to representations and warranties usual for a facility of the nature of the Acquisition Bridge Facility, the terms of the facility include representations and warranties by UNiTAB that:

- all authorisations which are material to carrying on its business operations have been obtained and complied with and no event or circumstance has arisen or is likely to arise giving rise to any right to revoke, rescind, terminate or suspend any authorisation that would have a material adverse effect on the UNiTAB Group; and
- no relevant authority has given notice of its intention to materially vary, terminate or rescind any of UNiTAB's totalisator licences or to not comply with any of the authority's obligations under the licences.

UNiTAB is not aware of, and does not expect that there will occur, any breaches of representations or warranties in respect of the Acquisition Bridge Facility which could prevent UNiTAB from drawing down funds under the facility.

(j) Undertakings

In addition to undertakings usual for a facility such as the Acquisition Bridge Facility, the terms of the facility include the following undertakings by UNiTAB:

- to not dispose of assets having a market value of more than $5 million in any financial year;
- to not reduce its share capital or buy back any of its shares (other than an employee share scheme buy-back or an odd lot buy-back);
- to not deal in any way with the totalisator licences without the approval of the financier;
- to maintain certain financial ratios regarding net worth, interest cover, net debt to EBITDA and capitalisation; and
- to not dispose of any Tab Shares without the approval of the financier.

UNiTAB is not aware of, and does not expect that there will occur, any circumstance that would prevent UNiTAB from complying with the undertakings in respect of the Acquisition Bridge Facility which could prevent UNiTAB from drawing down funds under the facility.

(k) Events of default

The events of default applicable to the Acquisition Bridge Facility are usual for facilities and arrangements of this nature and include (among other things):

- failure to pay any amount owing in respect of the facility when due;
- breach of representations and warranties;
- cross defaults in relation to other debt of UNiTAB or its subsidiaries;
- a material adverse change occurs in the financial condition of the UNiTAB Group; or
- any totalisator licence held by UNiTAB or Tab is materially varied or terminated without the consent of the financier.

UNiTAB is not aware of the occurrence of, and does not expect that there will occur, any events of default which could result in the termination of the facility or prevent UNiTAB from drawing down funds under the facility.

(l) Change of control

If after the date the facility is established a person acquires control of UNiTAB the facility will terminate and must be repaid unless the financier agrees otherwise.

(m) Conditions subsequent

If UNiTAB acquires 100% of Tab Shares, within 30 days after the last of the Tab Shares are acquired, NAB and UNiTAB must execute documentation for a Term Facility on substantially the terms contained in annexure 1 to the Commitment Letter.

If UNiTAB does not acquire 100% of Tab Shares, within four months after signing the documentation for the Acquisition Bridge Facility, UNiTAB and NAB must negotiate in good faith and otherwise use best endeavours to agree and execute documentation for a Term Facility based on the terms set out in annexure 1 to the Commitment Letter but having regard to:

- the number of Tab Shares acquired by UNiTAB and the percentage that represents of the total Tab Shares then on issue; and
- the forecast financial performance of UNiTAB and all its subsidiaries (refer to section 8.5 (g)).

UNiTAB must use the Term Facility to refinance the Acquisition Bridge Facility promptly following execution of the documentation for the Term Facility. The terms of the Term Facility as set out in annexure 1 to the Commitment Letter are summarised in section 8.5.

8.5 The Term Facility

(a) The facility

The Commitment Letter (including the terms of the Acquisition Bridge Facility) requires NAB to syndicate and fully underwrite the Term Facility in the form of a syndicated loan note facility structured with a view to comply with section 128F of the Income Tax Assessment Act 1936, available as a cash advance with a bill reliquification option on a non revolving basis.

As noted in section 8.4(m) if UNiTAB acquires 100% of Tab Shares the Term Facility is to be on substantially the terms set out in annexure 1 to the Commitment Letter, as summarised in this section 8.5. If UNiTAB acquires less than 100% of Tab Shares, the terms of the Term Facility are to be further negotiated having regard to the lesser shareholding and projected financial performance.

The Commitment Letter contains provisions relating to the payment of interest and repayment of principal, representations and warranties, events of default and other covenants. Except to the extent described below those provisions are customary for transactions similar to the underwriting and the Term Facility.

(b) Purpose

The Term Facility is to be used as follows:

- Tranche A: to repay and cancel tranche A of the Acquisition Bridge Facility; and
- Tranche B: to repay and cancel the current indebtedness of Tab, including any amount advanced to Tab in the form of tranche B of the Acquisition Bridge Facility.

(c) Facility limit

The facility limits are:

- Tranche A: the amount drawn down as tranche A of the Acquisition Bridge Facility; and
- Tranche B: sufficient to repay and cancel the current indebtedness of Tab of up to $400 million.

(d) Availability

Once the conditions precedent to the facility have been satisfied the two tranches will be available to be drawn down at any time within three months of the signing of the Term Facility documentation.

(e) Maturity

Unless otherwise extended or refinanced the Term Facility is required to be repaid in full on or before 30 June 2006 (or earlier if the facility is permanently cancelled or in the event of supervening illegality as provided for in the terms of the facility).

(f) Security

The payment or repayment of any amounts owing in respect of the facility will be an unsecured obligation, ranking in all respects at least equally with each of UNiTAB's other unsecured and unsubordinated obligations (actual or contingent and whether present or future), except liabilities mandatorily preferred by law.

(g) Conditions precedent to the facility

It is a condition precedent to the Term Facility that NAB receives:

- financial projections in respect of UNiTAB and its subsidiaries (including Tab) for FY04, FY05 and FY06 with a directors' certificate certifying that the projections have been prepared with due care and on the basis of reasonable assumptions and demonstrate ongoing compliance with undertakings regarding financial ratios (see section 8.5(j))[23];
- a consolidated balance sheet and profit and loss statement prepared on a pro-forma basis as at the date Tab is wholly owned by UNiTAB together with a directors' certificate certifying compliance with specified financial parameters; and
- a directors' certificate certifying that since 31 December 2003 there has been no material change in the business or financial position, assets, liabilities, profitability or prospects of the UNiTAB Group or the Tab Group.

UNiTAB will use its best endeavours to ensure, and expects, that these conditions precedent will be satisfied before the time that the Acquisition Bridge Facility is required to be repaid.

(h) Conditions precedent to all drawdowns

Drawdowns under the facility are subject to the conditions precedent that:

- the representations and warranties made in the facility agreement are correct and not misleading at the relevant drawdown date;
- as at the relevant drawdown date no event of default or any event, thing or circumstance which with the giving of notice, the passage of time, or both, would become an event of default, continues unremedied or would result from the provision of that financial accommodation; and
- the financiers have received a drawdown notice and all other documents and information it reasonably requests.

UNiTAB will use its best endeavours to ensure, and expects, that these conditions precedent will be satisfied before the time that the Acquisition Bridge Facility is required to be repaid.

(i) Representations and warranties

In addition to representations and warranties usual for a facility of the nature of the Term Facility the terms of the facility include representations and warranties by UNiTAB that:

- all authorisations which are material to carrying on its business operations have been obtained and complied with and no event or circumstance has arisen or is likely to arise giving rise to any right to revoke, rescind, terminate or suspend any authorisation that would have a material adverse effect on the Combined UNiTAB/Tab Group; and
- no relevant authority has given notice of its intention to materially vary, terminate or rescind any of UNiTAB's or Tab's totalisator licences.

UNiTAB is not aware of, and does not expect that there will occur, any breaches of representations or warranties contained in the terms of the Term Facility which could prevent UNiTAB from drawing down funds under the facility.

23 This condition will only be satisfied upon the Transaction concluding at a time when UNiTAB will have either full control of Tab or alternatively will hold 50.1% or more of the Tab Shares which outcomes are considered by the UNiTAB board likely to provide it with information sufficiently certain to enable it to supply the information required to satisfy this condition precedent.

(j) Undertakings

In addition to undertakings usual for a facility such as this, the Commitment Letter contains the following undertakings by UNiTAB:

- to not dispose of assets having a market value of more than $5 million in any financial year;
- to not reduce its share capital or buy back any of its shares (other than an employee share scheme buy-back or an odd lot buy-back);
- to not deal in any way with the totalisator licences without the approval of the financier;
- to maintain certain financial ratios regarding net worth, interest cover, net debt to EBITDA and EBITDA to debt service; and
- to not dispose of any Tab Shares without the approval of the financier.

UNiTAB is not aware of, and does not expect that there will occur, any circumstance that would prevent UNiTAB from complying with the undertakings in respect of the Term Facility which could prevent UNiTAB from drawing down funds under the facility.

(k) Events of default

The events of default applicable to the Term Facility are usual for facilities and arrangements of this nature and include (among other things):

- failure to pay any amount owing in respect of the facility when due;
- breach of representations and warranties;
- cross defaults in relation to other debt of UNiTAB or its subsidiaries including Tab and its subsidiaries;
- a material adverse change occurs in the financial condition of the UNiTAB Group; or
- any totalisator licence held by UNiTAB or Tab is materially varied or terminated without the consent of the financier.

UNiTAB is not aware of the occurrence of, and does not expect that there will occur, any events of default which could result in the termination of the facility or prevent UNiTAB from drawing down funds under the facility.

(l) Change of control

If after the date the facility is established a person acquires control of UNiTAB the facility will terminate and must be repaid unless the financiers agree otherwise.

9 RISKS

9.1 Introduction

Tab shareholders will receive UNiTAB Shares as part of the consideration under the Offer. The value of UNiTAB Shares, and as a result the value of the Offer to Tab shareholders, will depend on the future performance of the Combined UNiTAB/Tab and the market price of UNiTAB Shares.

There are a number of risk factors, both specific to the Transaction and to the Combined UNiTAB/Tab and of a general nature, which may affect the value of the Combined UNiTAB/Tab's shares and the future operating and financial performance of the Combined UNiTAB/Tab. The following sections describe some, but not all, of the risk factors.

Tab shareholders should be aware of the following risks (which are some, but not necessarily all, of the risks) that may affect the performance of the Combined UNiTAB/Tab and the value of UNiTAB Shares issued as part of the consideration under the Offer. Tab shareholders should also be aware that a number of the risks identified below already apply to Tab.

9.2 General risks

The performance of the Combined UNiTAB/Tab will depend to a large extent on the level of discretionary consumer spending along with other economic factors such as interest rates, inflation, GDP growth, employment levels, consumer sentiment and market volatility. As such, the share price of the Combined UNiTAB/Tab, along with prospective dividend returns, are likely to be impacted, both favourably and unfavourably, by these factors.

The value of the Combined UNiTAB/Tab's shares (and in some cases the financial performance of the Combined UNiTAB/Tab) could fluctuate in response to actual or anticipated variations in the Combined UNiTAB/Tab's operating results, introduction of new products by UNiTAB and/or its competitors, general trends in the wagering, gaming and media industries, government or public actions impacting these industries, changes in key personnel and general share market sentiment.

9.3 Risks relating to wagering and gaming

The Combined UNiTAB/Tab will have businesses operating in the wagering and gaming industries. These businesses have certain risks including:

(a) Competition

Companies operating within the wagering and gaming industries collectively compete with other forms of leisure and entertainment, internally between different gambling types (such as race wagering, gaming machines, casino gaming and online gaming), and between different groups providing similar or identical products. Failure to adequately respond to competitive dynamics on these businesses may result in the financial performance of these businesses being adversely impacted.

The wagering division of the Combined UNiTAB/Tab will face competition from licensed bookmakers, other inter-state TAB operators, and other fixed odds sports betting providers and potentially betting exchanges that are currently not licensed in Australia. The principal competition is expected to be from intra-state licensed bookmakers and inter-state and international wagering operators who can accept off-course wagers from customers by telephone and over the internet.

UNiTAB's gaming machine monitoring business competes with a number of other licensed operators in Queensland. Although UNiTAB has been able to sustain its market share, no assurances can be given that competition will not adversely impact its gaming business in the future. In addition, existing Queensland policy restricts UNiTAB from monitoring in excess of 40% of the gaming machines in Queensland. This restriction caps UNiTAB's ability to grow its business in Queensland.

(b) System risk

UNiTAB places significant reliance on computer system infrastructure, including betting terminals, gaming machine monitoring systems, telecommunications networks, administration systems, financial reporting systems and data storage systems. Although UNiTAB and Tab currently maintain disaster recovery procedures to assist in dealing with any crisis, a prolonged failure in any of these systems could nonetheless detrimentally affect the Combined UNiTAB/Tab operations and profitability, and may have longer term impacts on customer satisfaction.

(c) Product risk

The Combined UNiTAB/Tab's race wagering revenues will depend on the provision of a program of racing events on which its customers can place wagers. The Combined UNiTAB/Tab will not control the racing product or the activities of racing bodies that supply the product on which wagers can be made. Any significant interruption in, or decline in quality of, the racing program provided by Australia's various State and Territory based racing industries would be likely to have an adverse impact on the financial performance of the Combined UNiTAB/Tab.

Publicity relating to the racing industry and the racing product in Australia also impacts on public sentiment towards the industry and the attraction of wagering on racing. The Combined UNiTAB/Tab cannot control the public image of racing. Any adverse publicity towards the industry in general has the potential to adversely affect wagering revenue of the Combined UNiTAB/Tab.

It is important that the Combined UNiTAB/Tab's customers are provided with accurate and timely racing information. If the quality of the coverage of racing and racing information in print and broadcast media materially deteriorates, the Combined UNiTAB/Tab's business may be adversely impacted.

No Australian race club currently levies charges on interstate totalisator operators for the provision of their racing product. A change in this situation would have an adverse impact on the Combined UNiTAB/Tab's business.

The Combined UNiTAB/Tab's gaming revenues will depend on the operation of gaming machines by clubs and hotels in New South Wales, Queensland and the Northern Territory, to whom the Combined UNiTAB/Tab will provide centralised monitoring and linked jackpot services. A significant reduction in the number of venues operating gaming machines may adversely impact the financial performance of the Combined UNiTAB/Tab.

(d) Regulation

The Combined UNiTAB/Tab will operate in a highly regulated industry. The earnings of the Combined UNiTAB/Tab may potentially be impacted by any adverse changes in State, Territory or Federal Government policy or regulation. In particular, adverse regulatory changes could include:

- increases in State or Territory wagering and gaming tax rates;
- grants of additional wagering and gaming licences following expiration of any relevant exclusivity periods as described in sections 3.9 and 5.2 of this Bidder's Statement;
- cancellation or termination of one or more of the Combined UNiTAB/Tab's licences;
- reductions to the statutory level of commissions which the Combined UNiTAB/Tab may earn as a proportion of total wagering turnover;
- changes to the regulation of gaming machines;
- changes to relevant media and broadcasting legislation which may impact the operations of Sky Channel, 2KY and RadioTAB; and
- changes to legislation and regulation governing the operation of the hotel and club industry, including legislation governing smoking in such premises,

in the jurisdictions in which the Combined UNiTAB/Tab will operate.

Such changes have the potential to impact the Combined UNiTAB/Tab's earnings and may adversely affect the value of the Combined UNiTAB/Tab's shares.

(e) Reputation

In providing wagering and gaming services, it is essential that the operator has a reputation of the highest integrity. The Combined UNiTAB/Tab will operate a number of brands that are widely recognised throughout the jurisdictions in which it will operate. The occurrence of any event or events that could have a material adverse impact on the reputation of the Combined UNiTAB/Tab may have an adverse impact on turnover and profitability.

(f) Shareholding limitations

The TAB Queensland Limited Privatisation Act 1999 (Qld) (as proposed to be amended by the TAB Queensland Limited Privatisation Amendment Act 2003 (Qld)) contains restrictions on the number of voting shares in UNiTAB that may be held by a shareholder and its associates. It will also be a requirement of the New South Wales legislation (once the amendments proposed by the Totalizator Legislation Amendment Act 2003 (NSW) commence) that no shareholder in the Combined UNiTAB/Tab hold more than 10% of the company's shares (see section 9.8). This restriction may discourage any potential acquirer from making a takeover bid for the Combined UNiTAB/Tab, and make any other form of business combination by the Combined UNiTAB/Tab more difficult than it would otherwise be.

9.4 Particular issues relating to UNiTAB's business

(a) Developments in South Australia

The South Australian Government has undertaken a review of the Authorised Betting Operations Act 2000 (SA) (**ABO Act**). The Government has advised that it proposes to make certain amendments to the ABO Act in early 2004 (subject to the passage of the proposed amendments through Parliament). The substantive amendments proposed are to:

- permit SATAB to conduct fixed odds betting upon racing (with betting on sport already being permitted);
- impose a requirement that identified key employees and close associates of SATAB are subject to an on-going licensing and approval regime; and
- permit bookmakers' licences to be granted to bodies corporate.

SATAB is currently awaiting the approval of the South Australian Liquor and Gambling Commissioner for its systems under section 41(1)(c) of the ABO Act. SATAB has until 30 June 2004 to obtain this approval. The Commissioner intends utilising the services of an independent evaluation body to review SATAB's systems and the costs of this exercise will be to SATAB's account.

On 10 June 2003 SATAB was informed that the State of South Australia intended recovering the actual costs of the Liquor and Gambling Commissioner associated with that office regulating and supervising SATAB. The costs estimated by the State to be recoverable were around $388,000 per annum. In addition, the State indicated that the South Australian Independent Gambling Authority would be conducting a triennial review of SATAB's suitability and the costs of this exercise would be charged to SATAB. The costs estimated by the State to be recoverable for this exercise were $70,000.

On 20 December 2002 the South Australian Independent Gambling Authority commenced an inquiry under the Independent Gambling Authority Act 1995 (SA) in relation to an allegation that SATAB accepted a bet from a minor between 24 and 26 May 2002. If this inquiry establishes that the allegation is true a statutory default in the form of a contravention or breach of SATAB's major betting operations licence will have occurred pursuant to part six of the ABO Act. If a statutory default has occurred the Independent Gambling Authority may take disciplinary action against SATAB under section 72 of the ABO Act or may issue a compliance notice requiring SATAB to take specified action under section 69 of the ABO Act.

(b) Developments in the Northern Territory

The Northern Territory Government has sought NTTAB's agreement to a variation to its totalisator licence granted under the Totalisator Licensing and Regulation Act 2000 (NT) to remove the provision that currently restricts the Territory from issuing a sports totalisator licence to any person other than NTTAB and one other party. In return for this concession the Territory Government has offered to extend the term of NTTAB's sports bookmaker's licence to 30 June 2015 (current expiry 30 June 2005). NTTAB intends agreeing to the Territory's request.

9.5 Possible risks associated with the Transaction

(a) Integration risks

If UNiTAB becomes entitled to 100% of Tab, UNiTAB intends to commence an extensive integration process with respect to Tab. In the event UNiTAB becomes entitled to between 50.1% and 90% of Tab it intends to pursue arrangements between Tab and UNiTAB to migrate to a common betting system, merge the two betting pools, share duplicated race day administration functions, use a common radio program and share a number of corporate services. There are risks associated with this process, particularly in relation to integrating the Combined UNiTAB/Tab's business, including:

- the standardisation of wagering products across the two businesses;
- the wagering and gaming administrative functions;
- the integration and migration of IT systems;
- accounting, budgeting and financial systems;
- corporate cultures and management styles; and
- strategic goals and planning processes.

If the integration process is not completed effectively and in a timely fashion, it may impact the customers, suppliers and employees of the Combined UNiTAB/Tab.

Furthermore, the risks entailed in the integration process may impact the Combined UNiTAB/Tab's ability to realise the cost and revenue synergies anticipated to be generated as a result of the Offer (refer to section 7.4(a) for an overview of synergies). These may in turn impact the financial performance and share price of the Combined UNiTAB/Tab.

(b) Gearing position of the Combined UNiTAB/Tab

Assuming UNiTAB acquires all of Tab's Shares, the Combined UNiTAB/Tab is anticipated to have combined net borrowings of approximately $1,024 million, on a FY03 pro forma basis. Although it is expected that the Combined UNiTAB/Tab will maintain strong interest coverage and gearing ratios following completion of the Transaction, the existence of a significant quantum of debt may constrain the ability of the Combined UNiTAB/Tab to borrow in the future, increase the sensitivity of earnings to changes in interest rates and increase the financial risk of the Combined UNiTAB/Tab.

The Combined UNiTAB/Tab will have an adjusted net debt to EBITDA ratio of 3.2 times on a FY03 pro-forma basis. The following table provides a comparison to UNiTAB and Tab stand alone:

A$m	UNiTAB FY03 Actual	Tab FY03 Actual	Combined UNiTAB/Tab FY03 Pro-forma
Total Debt	17.5	400.8	1,072.4
Net Debt / (Cash)	(23)	364.1	1,023.9
Net Debt / EBITDA	-	1.8X	3.2x

(c) Issue of UNiTAB Shares

UNiTAB will issue a significant number of shares in the Combined UNiTAB/Tab in order to acquire all the outstanding Tab Shares. The number will be between 212,015,760 and 212,805,360 (depending on the number of Tab Options that are exercised before the Record Date and subject to rounding in accordance with section 11.1).

Some Tab shareholders may not wish to retain their shareholding in the Combined UNiTAB/Tab and may sell their shares on market soon after receiving them. In addition, a nominee appointed by UNiTAB will receive UNiTAB Shares to which Foreign Shareholders are entitled under the Offer, and will sell those shares on behalf of the Foreign Shareholders in a manner intended to optimise the proceeds of sale – see section 11.9. Tab Shares held by Foreign Shareholders total 4,492,112[24], or approximately 1% of the number of Tab Shares depending on the exercise of Tab Options.

Both of these factors could lead to a downward pressure on the Combined UNiTAB/Tab's share price after completion of the Transaction.

24 As at 1 January 2004.

9.6 Sky Channel payments

Tab's media business, Sky Channel, produces and broadcasts race meetings to interstate TABs, hotels, clubs, race clubs and pay-TV operators. These meetings and races which Sky televises are arranged and operated by various race clubs and organisations pursuant to supply contracts with Sky. These contracts are understood to terminate at various dates from March 2004 to 2014 and beyond. Sky pays race clubs for the media rights to their respective race meetings. In the event that higher or lower payments are negotiated on any new supply contracts, this may affect the profitability of Sky Channel. Further while there has been no competition to Sky Channel in recent years, it is possible that a competing broadcaster may be established.

9.7 Co-mingling of betting pools

The achievement of the synergies identified in this Bidder's Statement (see section 7.4) depend, to a significant extent, upon the ability to merge the betting pools conducted by Tab and the UNiTAB Group and to migrate the betting systems of Tab and UNiTAB to one common system. The approval of NSWR is required under the current New South Wales Racing Distribution Agreement for the merger of the pools conducted by Tab and the UNiTAB Group. This approval cannot be unreasonably withheld or delayed.

9.8 Nominated company – change in circumstance

The Totalizator Act 1997 (NSW) and the Totalizator Agency Board Privatisation Act 1997 (NSW) contain certain restrictions upon the number of voting shares that may be held in Tab by a shareholder and its associates. Upon commencement of the Totalizator Legislation Amendment Act 2003 (NSW) the New South Wales Racing Minister will be empowered to, in effect, exempt a "nominated company" (which may be UNiTAB, Tabcorp or a wholly owned subsidiary of either of them) from these restrictions for so long as:

(a) the nominated company or its ultimate holding company retains its listing on the ASX;

(b) the nominated company is subject to prohibition on shareholder interests with substantially the same effect as the prohibition on shareholder interests as contained in division 2 of part 8 of the Totalizator Agency Board Privatisation Act 1997 (NSW);

(c) the nominated company wholly owns Tab or took all reasonable steps to acquire a relevant interest in all Tab's issued voting shares; and

(d) Tab is a subsidiary of the nominated company.

If UNiTAB were nominated by the New South Wales Racing Minister under the above provisions and then subsequently ceased to satisfy any of items (a) to (d) above, the exemption from the shareholding restriction could be suspended and could result in a prohibited shareholding interest contrary to the Totalizator Act 1997 (NSW) and the Totalizator Agency Board Privatisation Act 1997 (NSW).

9.9 Tax roll over relief for Tab shareholders

If UNiTAB's Offer becomes unconditional and UNiTAB receives less than 80% acceptance from Tab shareholders, Tab shareholders will not enjoy rollover relief on the scrip element of the consideration (refer to section 10). You should consult your tax adviser for further details regarding the tax implications of the UNiTAB Offer.

10 TAX CONSIDERATIONS

The following is a general overview of the principal Australian tax implications of accepting the Offer and exchanging Tab Shares for UNiTAB Shares and cash. It is based on tax law and practice in effect at the date of this Bidder's Statement. It is not intended to be, and is not, an authoritative or complete analysis of the tax laws of Australia.

The Australian taxation implications for Tab's shareholders who accept the Offer depends on a variety of factors, including their taxation status and the nature of their holding of Tab Shares.

Each Tab shareholder should take their own professional advice to ensure that they fully understand the taxation implications of accepting the Offer in the particular circumstances applying to them. The outline below is not exhaustive of all possible Australian taxation considerations that could apply to particular shareholders who may be subject to special tax rules. The taxation implications outlined below relate only to shareholders who are an individual and a resident of Australia for taxation purposes, unless stated otherwise.

The outline reflects the current law as at the date of this Bidder's Statement, and does not take into account or anticipate changes in the law whether by legislation or judicial interpretation.

Subject to the above the taxation implications for Tab shareholders of accepting the Offer may be summarised as follows:

10.1 Resident individual shareholders – shares held for capital investment

Shareholders who hold their Tab Shares as passive investments with the intention of generating dividend income and long term capital growth are likely to be considered to hold shares on capital account for tax purposes. If so the tax implications for a shareholder accepting the Offer will be as follows:

(a) General application of CGT

If you accept the Offer you will be treated as having disposed of your Tab Shares for tax purposes.

The resultant taxable gain or loss will be calculated as the difference between the amount you receive (cash plus the value of the UNiTAB Shares) and the cost base of your Tab Shares. This capital gain may be able to be discounted by 50% as described in section 10.1(c) below. Ordinarily the cost base will be the total of the amount you paid for the shares plus your acquisition and disposal costs. If your Tab Shares were acquired at or before 11:45 am (EST) on 21 September 1999 you may elect to index the cost base of the Tab Shares by the allowable quarterly indexation adjustments until the quarter ended 30 September 1999. Indexation of the cost base is ignored when calculating the amount of any capital loss. You may not choose to index the cost base if you choose to apply the 50% discount instead as described below.

(b) Partial CGT rollover relief

Individual Tab shareholders will be eligible to claim partial CGT rollover relief upon the disposal of their Tab Shares to UNiTAB if the following other conditions are satisfied:

(i) as a result of the Offer UNiTAB becomes the owner of 80% or more of the shares in Tab;

(ii) apart from the rollover, the Tab shareholder would make a capital gain as a result of the exchange (ie rollover relief is not available if a capital loss would arise to a shareholder on the exchange of its Tab Shares for UNiTAB Shares); and

(iii) the Tab shareholder chooses to obtain the scrip for scrip rollover.

In these circumstances, Tab ordinary shareholders will not pay tax on the value received from the Offer to the extent that it is received in the form of UNiTAB Shares. Rollover relief will not be available to the extent the consideration is paid in cash. Accordingly, capital gains tax may be payable by ordinary shareholders as a result of accepting the Offer to the extent of the proportion of the capital gain relating to the cash consideration received under the Offer. The gain, if any, will depend upon the cost base the shareholder has in the ordinary shares.

Tab shareholders who would otherwise realise a capital loss as a result of the Offer will not be eligible for scrip for scrip rollover relief. In these situations, the shareholder will incur a capital loss at the time the shares are exchanged.

(c) 50% discount

Shareholders who hold their Tab Shares on capital account and where or to the extent that the scrip for scrip provisions do not apply (or where the shareholders do not elect for the scrip for scrip rollover provisions to apply) may be eligible for a 50% discount on their capital gain depending on whether the shareholder is an individual, trust or superannuation fund. Companies are not eligible to choose the 50% discount.

To be eligible for the 50% discount the Tab Shares in question must have been held for at least 12 months prior to accepting the Offer. No indexation is taken into account in calculating the net capital gain for these purposes. The 50% discount is taken into account after applying any available capital losses against the capital gain eligible for the discount.

For shares purchased on or before 11.45 am (EST) on 21 September 1999, a shareholder will have the option of either applying the discount discussed above or applying indexation to the CGT cost base of the relevant Tab Share. Under the indexation option, the shareholder would index the CGT cost base in the relevant Tab Share for movements in inflation between the date of acquisition of the share and 30 September 1999.

Shareholders who hold shares acquired before 21 September 1999 should seek advice relevant to their own personal circumstances in considering the different outcomes under the discount and indexation options.

(d) Employee share plan

The tax implications of the Offer for shareholders who acquired their ordinary shares in Tab as part of an employee share acquisition scheme will depend on whether the employee was subject to tax at the time of the acquisition of the Tab Shares.

(e) Taxation on disposal of UNiTAB Shares

As noted above any capital gain realised on the disposal of shares by an individual who is a tax resident of Australia is taxable as part of income. A capital gain or loss is calculated as the difference between the amount received on sale, and the cost base of the shares.

If no rollover relief is chosen the cost base of the UNiTAB Shares acquired as a result of accepting the Offer will be the market value of the Tab Shares you exchange for UNiTAB Shares and cash under the Offer, plus incidental costs of acquisition and disposal of the UNiTAB Shares. Shareholders entitled to rollover relief will have a cost base of their UNiTAB Shares based on that proportion of their Tab Shares exchanged for the UNiTAB Shares (as opposed to the proportion of Tab Shares exchanged for cash).

(f) Dividends

Dividends received by individual shareholders would generally be required to be included in their assessable income.

If the dividend is franked then individual shareholders would generally be entitled to a franking rebate in respect of such dividends. In this regard however individual shareholders should be aware of the holding period rules which require shares to be owned for a minimum period at risk in order to be eligible for the benefit of the franking rebate on dividends.

Individual Tab shareholders whose total franking rebate entitlements from all sources in FY04 will exceed $5,000 and who acquired their Tab Shares after 10 September 2003 may not be entitled to a franking rebate in respect of any franked dividend announced by Tab during the Offer Period. Shareholders should obtain their own professional advice if in any doubt regarding their entitlement to claim franking rebates.

10.2 Resident individual shareholders – shares held for trading purposes

Shareholders who hold their shares as part of a share trading business or for some other routine commercial operation, or who acquired their Tab Shares with the dominant purpose of reselling them at a profit, are likely to be considered to hold their shares on revenue account for tax purposes.

Where this is the case, any gain realised on disposal of the Tab Shares will be assessed as ordinary income and the 50% discount, the indexation adjustment and scrip for scrip rollover relief described above will not apply.

10.3 Non-resident shareholders – shares held for capital investment

Non-resident shareholders who hold Tab Shares on capital account generally will not be liable for Australian income tax on any capital gain arising upon the disposal of the Tab Shares.

10.4 Non-resident shareholders – shares held for trading purposes

The tax implications for non-residents holding Tab Shares on revenue account depends on whether the shares are held as part of carrying on a business through a permanent establishment in Australia, the source of the profit derived from the disposal of the shares and whether the non-resident shareholder is a resident of a country with which Australia has entered into a double tax agreement. Shareholders in these circumstances should seek their own independent advice as to the consequences of accepting the Offer.

10.5 Shareholders that are companies

The comments made above on the income tax consequences of accepting the Offer are equally applicable to shareholders that are companies, except that companies are not entitled to the CGT discount outlined above for shares held for greater than 12 months. However, corporate shareholders who acquired the Tab Shares on or prior to 11.45 am (EST) on 21 September 1999 are entitled to index the CGT cost base of these shares up to 30 September 1999, provided the shares were held for more than 12 months.

11 TERMS OF THE OFFER

11.1 UNiTAB's Offer

(a) Amount

UNiTAB offers to acquire all of your Tab Shares, on and subject to the terms and conditions set out in this Offer, for $1.45 cash and 0.47 UNiTAB Shares per Tab Share. That represents $145 and 47 UNiTAB Shares for every 100 of your Tab Shares. This includes any Tab Shares which become registered in your name in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Tab Shares in that period pursuant to the exercise of Tab Options.

If you become entitled to a fraction of a UNiTAB Share that fraction will be disregarded and rounded down.

(b) Adjustment for Tab dividend

The cash amount you will receive will be reduced by the amount of any dividend that is paid or becomes payable by Tab after the Announcement Date and before the end of the Offer Period. For example, if Tab were to announce the payment of an interim dividend for FY04 of 8 cents per ordinary share (fully franked), for every 100 Tab Shares you held you would receive $137 in cash and 47 UNiTAB Shares and, provided that you acquired and had not sold your Tab Shares before the dividend record date you would receive $8 in fully franked dividends even if you had accepted UNiTAB's Offer.

You will be entitled to receive any dividend announced by Tab where the record date for the dividend (being the date on which the entitlement to receive the dividend is fixed and the Tab Shares become ex dividend) is before the end of the Offer Period, even if you accept UNiTAB's Offer before that record date. In particular:

(i) If your Tab Shares are in a CHESS Holding and you accept the Offer before the dividend record date, UNiTAB undertakes to ensure that your shares will be held in the ASX CHESS sub-register in your name until after the shares become ex dividend, with the result that you will receive the dividend directly from Tab.

(ii) If your Tab Shares are in an Issuer Sponsored Holding and you accept the Offer before the dividend record date, UNiTAB undertakes to ensure that the shares will be transferred to a nominee (when the transfer of the shares from your name becomes permitted, if that is before the dividend record date) and held by the nominee until after the shares become ex dividend. The nominee will hold the entitlement to the dividend on trust for you and will pay the dividend to you as soon as the nominee receives it from Tab.

(c) UNiTAB dividend

The UNiTAB Shares forming part of the consideration for the Offer will not be issued until after the dividend record date for UNiTAB's interim dividend for FY04, and accordingly you will not be entitled to receive the UNiTAB interim dividend for FY04 in respect of the UNiTAB Shares you will receive for your Tab Shares.

(d) Improved consideration

If UNiTAB improves the consideration offered, the Corporations Act contains provisions to ensure that any Tab shareholder who has already accepted the Offer will receive the benefit of the improved consideration.

(e) The Offer is for all your Tab Shares

This is a full bid. Subject to section 11.4(b) you may only accept this Offer in respect of all of your Tab Shares.

(f) UNiTAB Shares will rank equally

UNiTAB Shares issued in accordance with the Offer will rank equally in all respects with all issued UNiTAB Shares on and from the date of issue.

(g) UNiTAB entitled to all Rights

It is a term of the Offer that UNiTAB will be entitled to all Rights attaching to or arising from Tab Shares acquired by UNiTAB pursuant to the Offer. As described in section 11.1(b) you will retain the right to receive any dividend announced by Tab where the record date for the dividend (being the date on which the entitlement to receive the dividend is fixed and the Tab Shares become ex dividend) is before the end of the Offer Period, even if you accept UNiTAB's Offer before that record date.

(h) Execution of finance facilities

As described in section 8, although UNiTAB has entered into a Commitment Letter with NAB requiring NAB to provide funding for the cash component of the Offer in the form of an Acquisition Bridge Facility and then by syndicating and fully underwriting a Term Facility, as at the date of this Offer the terms of those facilities are subject to change and the facilities documentation has not been executed.

Accordingly if the terms of the facilities when executed differ in any aspect that is materially adverse to UNiTAB or to the ability to fund the acquisition of Tab Shares pursuant to the Offer UNiTAB will:

- provide a Supplementary Bidder's Statement explaining the changes; and
- permit Tab shareholders who have accepted the Offer to withdraw their acceptance of the Offer for a period of 14 days after the date of the Supplementary Bidder's Statement.

11.2 Offer Period

This Offer will remain open for acceptance during the period commencing on the date the first Offer is made under the Takeover Bid and ending at 7:00 pm (Sydney time) on 24 March 2004, unless withdrawn or extended in accordance with the Corporations Act.

UNiTAB expressly reserves the right under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to vary the Offer in accordance with the Corporations Act.

If within the last 7 days of the Offer Period the Offer is varied to improve the consideration offered or if within the last 7 days of the Offer Period UNiTAB's voting power in Tab increases to more than 50%, then in either case the Offer Period will be automatically extended in accordance with section 624(2) of the Corporations Act, so that it ends 14 days after the relevant event.

11.3 Official quotation of UNiTAB Shares

The consideration offered by UNiTAB under the Offer includes UNiTAB Shares that will be issued by UNiTAB and rank equally with UNiTAB Shares currently on issue.

UNiTAB is admitted to the Official List of the ASX, and shares of the same class as those to be issued as consideration are quoted by the ASX. An application will be made within 7 days after the start of the Offer Period to the ASX for the grant of official quotation of the UNiTAB Shares to be issued. Official quotation is not granted automatically on application.

11.4 Who may accept

(a) Offerees

This Offer is made to you as the holder of Tab Shares registered in your name, in the register of members of Tab at 7:00 pm (Sydney time) on the Record Date, or as a person who becomes registered in the register of members of Tab as the holder of any Tab Shares in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Tab Shares in that period pursuant to the exercise of Tab Options.

If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of your Tab Shares (**Transferred Shares**) to which this Offer relates, then in accordance with section 653B(1)(a) of the Corporations Act:

(i) a corresponding Offer will be deemed to have been made at that time to that other person in respect of the Transferred Shares; and

(ii) a corresponding Offer will be deemed to have been made to you in respect of your Tab Shares other than the Transferred Shares.

(b) Trustees and nominees

If at any time during the Offer Period and before you accept this Offer your Tab Shares to which this Offer relates consist of two or more separate parcels for the purposes of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act this Offer will be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective separate parcels of Tab Shares and an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to UNiTAB notice which:

(i) if it relates to Tab Shares in a CHESS Holding, must be in an electronic form approved by the SCH Business Rules; or

(ii) if it relates to Tab Shares held in an Issuer Sponsored Holding, must be in writing,

indicating that your Tab Shares consist of separate parcels and the acceptance indicates the number of Tab Shares in the separate parcels to which the acceptance relates, provided that you may at the one time accept two or more such separate corresponding Offers as if they were a single Offer in relation to separate parcels of shares.

If this applies to you, contact the UNiTAB Offer Information Line on 1300 305 721 from within Australia or +61 3 9649 5412 from outside Australia for such additional copies of this Bidder's Statement and Acceptance Form as are necessary. Please note that, in accordance with legal requirements, calls to these numbers will be recorded.

11.5 How to accept this Offer

(a) General

You may accept this Offer at any time during the Offer Period. Subject to holdings of separate parcels of Tab Shares your acceptance of the Offer must be in respect of all of your Tab Shares.

The manner by which you may accept this Offer will depend on whether your Tab Shares are in a CHESS Holding or in an Issuer Sponsored Holding. Your Tab Shares are in a CHESS Holding if they are sponsored by a Broker or other Controlling Participant or you yourself are a Broker or Non-Broker Participant. Your Tab Shares are in an Issuer Sponsored Holding if they are sponsored directly by Tab as issuer.

If you have any questions about how to accept this Offer or need a replacement Acceptance Form, please contact the UNiTAB Offer Information Line on 1300 305 721 from within Australia or +61 3 9649 5412 from outside Australia. Please note that, in accordance with legal requirements, calls to these numbers will be recorded. Alternatively you may consult your stockbroker or other financial or professional adviser.

(b) CHESS Holdings

If any of your Tab Shares are in a CHESS Holding, acceptance of this Offer in respect of those Tab Shares can only be made in accordance with the SCH Business Rules.

To accept this Offer in respect of those Tab Shares you must:

(i) if you are a Broker or a Non-Broker Participant, initiate acceptance of this Offer in accordance with rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(ii) otherwise, instruct your Controlling Participant (normally your stockbroker) to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period. You may by completing, signing and returning the Acceptance Form in accordance with the instructions on it authorise UNiTAB to instruct your Controlling Participant on your behalf to initiate acceptance of this Offer on your behalf in accordance with rule 16.3 of the SCH Business Rules.

(c) Issuer Sponsored Holdings

If any of your Tab Shares are in an Issuer Sponsored Holding, then to accept this Offer in respect of those Tab Shares you must:

(i) complete and sign the accompanying Acceptance Form in accordance with the instructions on it (which forms part of this Offer and must be observed in accepting the Offer in respect of any Tab Shares held in an Issuer Sponsored Holding); and

(ii) ensure that the Acceptance Form and any documents required by the instructions on the Acceptance Form are received before the end of the Offer Period, at the following address:

UNiTAB Takeover Offer
c/- Computershare Investor Services Pty Limited
Reply Paid 2581
Brisbane QLD 4001

or, if by hand delivery, delivered to the following address:

UNiTAB Takeover Offer
C/- Computershare Investor Services Pty Limited
Level 27, Central Plaza One
345 Queen Street
Brisbane QLD 4000

A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail.

The method chosen to deliver the Acceptance Form and other documents is at the risk of each accepting shareholder.

Acceptance of the Offer in respect of your Tab Shares that are in an Issuer Sponsored Holding will not be complete until the properly completed Acceptance Form (including any documents required by the instructions on the Acceptance Form) has been received at the address specified above. UNiTAB may however, in its sole discretion at any time before the end of the Offer Period waive all or any of those requirements.

(d) If some of your Tab Shares are held in a number of forms

If some of your Tab Shares are in different holdings, your acceptance of this Offer will require action under sections 11.5(b) and 11.5(c) in relation to the separate portions of your Tab Shares.

Beneficial owners whose Tab Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

(e) Receipt of Acceptance Form

To accept this Offer by completing the Acceptance Form you should complete and sign the Acceptance Form in accordance with the instructions on it and return it together with any necessary documents so that it is received by UNiTAB before the end of the Offer Period.

Acceptance Forms returned by post will be deemed to be received before the end of the Offer Period if the envelope in which it is sent is post-marked before the end of the Offer Period. Acceptance Forms cannot be lodged by facsimile except by prior arrangement with UNiTAB.

11.6 Validity of acceptance

Your acceptance will not be valid unless it is made in accordance with the procedures set forth in sections 11.4 to 11.6 of this Bidder's Statement and the instructions on the Acceptance Form. The Acceptance Form forms part of this Offer.

You must choose the method of delivery you will use to deliver your Acceptance Form and all other required documents as set forth in section 11.5. That delivery is at your risk. Persons holding Tab Shares through brokers, dealers, commercial banks, trust companies or nominees may request these persons to effect the above deliveries on their behalf.

UNiTAB will determine, in its sole discretion, all questions as to the form of documents, including the validity, eligibility, including time of receipt, and acceptance of Tab Shares. The determination of UNiTAB will be final and binding on all parties.

UNiTAB may, in its sole discretion, at any time deem any Acceptance Form it receives to be a valid acceptance in respect of your Tab Shares, even if a requirement for acceptance has not been complied with and may waive any requirement of sections 11.4 to 11.6. Payment of consideration in accordance with the Offer will not be made until any irregularity has been resolved or waived and until all documents required to procure registration of UNiTAB as holder of Tab Shares concerned have been received by UNiTAB.

11.7 The effect of acceptance

Once you have accepted this Offer, you will be able to revoke your acceptance at any time while the condition in section 11.10(g) remains unsatisfied. When the condition in section 11.10(g) is satisfied, you will be unable to revoke your acceptance and the contract resulting from your acceptance of the Offer will be binding on you, although it may be rescinded by UNiTAB if the other conditions in section 11.10 are not satisfied or waived (see sections 11.11(a) and 11.12) or you may become entitled to withdraw your acceptance in the circumstance contemplated by section 11.1(h).

By signing and returning an Acceptance Form or initiating acceptance of this Offer in accordance with section 11.5 you will or will be deemed to have:

(a) **accepted the Offer:** accepted this Offer (and any variation of it) in accordance with its terms in respect of all your Tab Shares;

(b) **agreed to transfer:** agreed to transfer to UNiTAB your Tab Shares (regardless of the number of Tab Shares specified in the Acceptance Form or other acceptance) subject to this Offer being declared free from the conditions set out in section 11.10 or such conditions being fulfilled or waived and subject to the provisions of section 11.4;

(c) **authorised completion of Acceptance Form:** authorised UNiTAB (by its directors, officers, servants or agents) to complete on the Acceptance Form correct details of your Tab Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer and transfer your Tab Shares to UNiTAB;

(d) **no encumbrances:** represented and warranted to UNiTAB as a fundamental condition going to the root of the contract resulting from your acceptance that, both at the time of acceptance of this Offer and at the time of registration of the transfer of your Tab Shares to UNiTAB, your Tab Shares (including any Rights) are fully paid up and free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind and that you have full power, capacity and authority to accept the Offer and sell your Tab Shares (including the legal and beneficial ownership in those Tab Shares and any Rights);

(e) **grant of all Rights:** represented and warranted to, and agreed with UNiTAB, that your Tab Shares in respect of which you have accepted this Offer will be purchased by UNiTAB with all Rights and that you will execute all such instruments as UNiTAB may require for the purpose of vesting in it any such Rights;

(f) **authorisation of payment of Rights:** irrevocably authorised and directed Tab to pay to UNiTAB or to account to UNiTAB for all Rights, subject however to any such Rights received by UNiTAB being accounted for by UNiTAB to you in the event that this Offer is withdrawn or the contract resulting from your acceptance of this Offer is rendered void;

(g) **appointment of UNiTAB to procure rights:** except where Rights have been paid or accounted for under section 11.7(f), irrevocably appointed UNiTAB and its directors from time to time jointly and severally as your attorney in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, to execute all such instruments as UNiTAB may require for the purpose of vesting in it any such Rights;

(h) **represented no separate parcels:** represented and warranted to UNiTAB that, unless you have notified UNiTAB in accordance with section 11.4(b), your Tab Shares do not consist of separate parcels of Tab Shares;

(i) **facilitate enjoyment of Rights:** irrevocably appointed UNiTAB and each of its directors, secretaries and officers from time to time jointly and severally as your true and lawful exclusive attorney, agent and proxy in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, to do all things which you could lawfully do in relation to your Tab Shares or in exercise of any right derived from the holding of your Tab Shares including, without limitation, the rights to:

(i) attend and vote in respect of your Tab Shares at any and all meetings of Tab;

(ii) requisition or join with other holders of Tab Shares in requisitioning and/or convening a meeting of the members of Tab;

(iii) demand a poll for any vote to be taken at any meeting of Tab shareholders;

(iv) propose or second any resolutions to be considered at any and all meetings of Tab shareholders;

(v) execute all forms, transfers, assignments, notices, instruments (including instruments appointing a director of UNiTAB as a proxy in respect of all or any of your Tab Shares and a transfer form for your Tab Shares), proxies, transfers, consents, agreements and resolutions relating to your Tab Shares and as may be necessary or desirable to convey your Tab Shares and Rights to UNiTAB; and

(vi) request Tab to register in the name of UNiTAB or its nominee your Tab Shares which you hold on any register of Tab,

and to have agreed that in exercising the powers conferred by that power of attorney, the attorney shall be entitled to act in the interests of UNiTAB as the beneficial owner and intended registered holder of your Tab Shares in respect of which you have accepted this Offer and to have further agreed to do all such acts, matters and things that UNiTAB may require to give effect to the matters the subject of this paragraph (including the execution of a written form of proxy to the same effect as this paragraph which complies in all respects with the requirements of the constitution of Tab) if requested by UNiTAB.

UNiTAB will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph. This appointment, being given for valuable consideration to secure the interest acquired in your Tab Shares, is irrevocable and terminates upon registration of a transfer to UNiTAB or its nominee of your Tab Shares;

(j) **agreed not to attend meetings:** agreed not to attend or vote in person at any general meeting of Tab or to exercise or purport to exercise any of the powers conferred on UNiTAB or its nominee in paragraph (i) above;

(k) **indemnity if no HIN:** agreed to indemnify UNiTAB in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of your Tab Shares being registered by Tab without production of your Holder Identification Number for your Tab Shares;

(l) **notification of address:** authorised UNiTAB to notify Tab on your behalf that your place of address for the purpose of serving notices upon you in respect of your Tab Shares in respect of which you have accepted this Offer is at the address of UNiTAB as specified by UNiTAB in the notification, and that all such notices are to be marked care of UNiTAB and to have directed Tab to serve all correspondence, payments or notifications in respect of any Rights and other communications and documents whatsoever in respect of those Tab Shares to UNiTAB at that address; and

(m) **authorised transmission of shares:** if at the time of acceptance of this Offer your Tab Shares are in a CHESS Holding, with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions, or those conditions are satisfied, authorised UNiTAB to cause a message to be transmitted to SCH in accordance with SCH Business Rule 16.6.1 so as to transfer your Tab Shares to UNiTAB's Takeover Transfer Holding. UNiTAB shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer.

The undertakings and authorities referred to in this section 11.7 will (unless otherwise stated herein) remain in force after you receive the consideration for your Tab Shares acquired by UNiTAB and after UNiTAB becomes registered as holder of them.

11.8 When you will receive payment

(a) The general position

Subject to the provisions below of this section 11.8 and the Corporations Act, if you accept the Offer and the conditions of the Offer and of the contract resulting from the acceptance of the Offer are satisfied or are waived, then UNiTAB will subject to section 11.9 provide the consideration to which you are entitled on acceptance of this Offer on or before the earlier of:

- one month after the later of the date this Offer is validly accepted by you and the date the contract which results from your acceptance of this Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

Under no circumstances will interest be paid on the consideration payable under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

Payment of the cash amount to which you are entitled by acceptance of this Offer will be made by cheque in Australian currency. The cheque will be sent at your risk by prepaid ordinary mail or, in the case of addresses outside Australia, by prepaid airmail, to the address shown on the Acceptance Form or such other address as you may notify to UNiTAB in writing before despatch.

The timing and mechanics of payment of any dividend by Tab will be determined by Tab.

The obligation of UNiTAB to issue and allot UNiTAB Shares to which you are entitled will be satisfied by UNiTAB:

- entering your name on the register of members of UNiTAB; and
- no later than seven business days after your name is entered in the register of members of UNiTAB, despatching by pre-paid post to your address recorded in UNiTAB's register of members an uncertified holding statement in your name. If your UNiTAB Shares are held in a joint name, an uncertified holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in UNiTAB's register of members.

(b) Regulatory restrictions on payment

If at the time you accept this Offer you are:

- a person or entity associated with the former Milosevic Government of the Federal Republic of Yugoslavia as named in the instrument dated 5 April 2002 issued under the Australian Banking (Foreign Exchange) Regulations;
- a person or entity associated with the Government of Zimbabwe, as named in the annexure to the instrument of 25 November 2002 issued under the Australian Banking (Foreign Exchange) Regulations; or
- a resident in or a resident of a place outside Australia to which the Australian Banking (Foreign Exchange) Regulations otherwise apply,

you will not be entitled to receive any cash payment under this Offer until all requisite authorities and clearances of the Reserve Bank of Australia (whether under the Australian Banking (Foreign Exchange) Regulations or otherwise) or of the Australian Taxation Office have been obtained by UNiTAB. UNiTAB undertakes to make prompt application for all such authorities or clearances.

In addition, financial and other assets owned or controlled by persons and entities identified by the Minister of Foreign Affairs as being associated with terrorism are frozen, and transactions with these entities are prohibited, under the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002.

Similarly, assets of the former government of Iraq or its officials are frozen and transactions with these entities require Ministerial approval under the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003.

(c) Additional documents

Where the Acceptance Form requires any additional documents to be delivered with your Acceptance Form (such as a power of attorney) then:

- if those documents are delivered with your Acceptance Form, UNiTAB will provide the consideration in accordance with section 11.8(a);
- if those documents are delivered after your Acceptance Form and before the end of the Offer Period while the Offer is subject to a defeating condition, UNiTAB will provide the consideration by whichever of the following periods ends earlier:
  - one month after the Offer becomes unconditional; or
  - 21 days after the end of the Offer Period;
- if those documents are delivered after your Acceptance Form and before the end of the Offer Period while the Offer is unconditional, UNiTAB will provide the consideration by whichever of the following periods ends earlier:
  - one month after those documents are delivered; or
  - 21 days after the end of the Offer Period;
- if those documents are delivered after the end of the Offer Period while the Offer is unconditional, UNiTAB will provide the consideration within 21 days after those documents are delivered; and
- if those documents are delivered after the end of the Offer Period while the Offer is subject to a defeating condition that relates only to the happening of a Prescribed Occurrence, UNiTAB will provide the consideration within 21 days after the Offer becomes unconditional.

11.9 Foreign Shareholders

If you are (or are acting on behalf of) a citizen or a resident of a jurisdiction other than Australia or your address shown in the register of members of Tab is a place outside Australia and its external territories or you are acting on behalf of such a person then, unless UNiTAB otherwise determines (being satisfied that it is not prevented from lawfully making the Offer to you and issuing you with UNiTAB Shares on acceptance of the Offer, and that it is not unlawful for you to accept the Offer by the law of that place), you will not be entitled to receive the UNiTAB Shares as the consideration for your Tab Shares by reason of your acceptance of this Offer and you will be a "Foreign Shareholder" for the purposes of this section. Generally, if you are a United States shareholder, you will be a Foreign Shareholder.

If you are a Foreign Shareholder and you accept the Offer, then UNiTAB will:

(a) allot from time to time to a nominee approved by ASIC (**Nominee**), the number of UNiTAB Shares to which you and all other Foreign Shareholders would have been entitled;

(b) procure that the UNiTAB Shares issued to the Nominee are sold on the ASX as soon as reasonably practicable; and

(c) pay to you the amount ascertained in accordance with the formula:

Net Proceeds of Sale x Your UNiTAB Shares/TSA

where:

Net Proceeds of Sale means the amount (if any) remaining after deducting the expenses of the sale from the proceeds of sale of the UNiTAB Shares issued to the Nominee; and

Your UNiTAB Shares means the number of UNiTAB Shares which would, but for this section, otherwise have been allotted and issued to you; and

TSA means the total number of UNiTAB Shares allotted to the Nominee in respect of Tab Shares held by Foreign Shareholders.

Payment will be made in Australian dollars unless this is unlawful, in which case payment will be made in the currency of the country of residence of the Foreign Shareholder as shown in the register of members of Tab.

11.10 Conditions of this Offer

Subject to section 11.11, this Offer and any contract that results from your acceptance of it are each conditional on:

(a) Minimum acceptance condition

Before the end of the Offer Period UNiTAB and its associates have relevant interests in that number of Tab Shares which is equal to at least 50.1% of the number of Tab Shares then on issue.

(b) No restraining orders

Between the Announcement Date and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or

(ii) no application is made to any Public Authority (other than by any member of the UNiTAB Group), or action or investigation is announced, threatened or commenced by a Public Authority in consequence of or in connection with the Offer,

(other than a determination by ASIC or the Takeovers Panel in the exercise of the powers and discretions conferred by the Corporations Act), which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of UNiTAB in respect of Tab and the Tab Shares to be acquired under the Offer, or requires the divestiture by UNiTAB of any Tab Shares, or the divestiture of any assets of the Tab Group or of the UNiTAB Group or otherwise.

(c) Material adverse change to Tab

Before the end of the Offer Period there not having occurred, been announced or becoming known to UNiTAB (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the Tab Group (taken as a whole) since 30 June 2003 (except for any event, change or condition disclosed in public filings by Tab or any of its subsidiaries before 19 December 2003 or that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to UNiTAB that information publicly filed by Tab or any of its subsidiaries is or is likely to be incomplete, incorrect or untrue or misleading. As at the date of the Offer UNiTAB is not aware of any event, change or condition that has had or is reasonably likely to have such a material adverse effect.

(d) Acquisition and disposal of assets

Except for any proposed transaction publicly announced by Tab before the Announcement Date, none of the following events occur between the Announcement Date and the end of the Offer Period:

(i) Tab or any subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such an acquisition;

(ii) Tab or any subsidiary disposes of, offers to dispose of, or agrees to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such a disposition,

and during that period the business of Tab is otherwise carried on in the ordinary course of ordinary business.

(e) Dividends or other distributions

Between the Announcement Date and the end of the Offer Period, Tab does not:

(i) declare or pay any dividends; or

(ii) otherwise make any distribution of capital or profits to any Tab shareholder, whether by way of a reduction of capital or otherwise and whether by way of a cash distribution or an in specie distribution of assets,

other than the declaration and payment of an interim dividend for FY04, which combined with any special dividend does not exceed $0.10 per Tab Share.

(f) Prescribed Occurrences

No Prescribed Occurrence occurs between the Announcement Date and the end of the Offer Period.

(g) Totalizator Legislation Amendment Act (NSW)

The Totalizator Legislation Amendment Act 2003 (NSW) is proclaimed and the New South Wales Racing Minister gazettes UNiTAB as the "nominated company" under the Totalizator Agency Board Privatisation Act 1997 (NSW) as amended by the Totalizator Legislation Amendment Act 2003 (NSW).

(h) NSW Racing Industry

Approval by New South Wales Racing of arrangements with the Combined UNiTAB/Tab that satisfy the requirements of section 43A of the Totalizator Act 1997 (NSW) as amended by the Totalizator Legislation Amendment Act 2003 (NSW).

(i) Tab Queensland Limited Privatisation Amendment Act (QLD)

The Queensland Government proclaims the TAB Queensland Limited Privatisation Amendment Act 2003 (Qld).

(j) Loan facilities

Satisfaction or waiver of the conditions of UNiTAB's loan facilities to be used to fund the cash component of the Offer (excluding any conditions which are procedural or in the sole control of UNiTAB).

(k) Regulatory approvals

All necessary approvals from gaming and wagering Regulators in Queensland, New South Wales, South Australia and the Northern Territory for the proposed transaction. These approvals include:

- the approval of the Queensland Minister responsible for the Wagering Act 1998 (Qld) to the issue of the UNiTAB Shares contemplated under the Offer (this being a requirement under the terms of UNiTAB's race and sports wagering licences issued under the Wagering Act 1998 (Qld));
- the New South Wales Minister responsible for the Totalizator Act 1997 (NSW) gazetting Queensland, South Australia and the Northern Territory as "participating jurisdictions" in relation to the totalisators conducted by the UNiTAB Group under that Act;
- the New South Wales Minister responsible for the Totalizator Act 1997 (NSW) providing approvals with respect to the suitability of the UNiTAB Group, the UNiTAB board, and any of its employees to be associated with the operations of Tab or confirming that no approvals will be required;
- the Minister responsible for the Totalizator Act 1997 (NSW) approving the UNiTAB nominees for the Tab Board or confirming that no approvals will be required;
- approval with respect to the suitability of association between UNiTAB and Tab so far as concerns the operations of SATAB under the Authorised Betting Operations Act 2000 (SA) or confirmation that no approvals will be required;
- approval with respect to the suitability of association between UNiTAB and Tab so far as concerns the operations of NTTAB under the Totalisator Licensing and Regulation Act 2000 (NT) or confirmation that no approvals will be required.

11.11 The nature of the conditions

(a) The conditions described in section 11.10 (other than section 11.10(g)) are conditions subsequent. The non-fulfilment of any condition subsequent does not prevent a contract to sell your Tab Shares resulting from your acceptance of this Offer, but entitles UNiTAB, by written notice to you, to rescind the contract resulting from your acceptance of this Offer. If this occurs UNiTAB will return the Acceptance Form (if any) together with all documents forwarded by you to the address shown on the Acceptance Form, and notify SCH of the lapse of the Offer in accordance with Rule 16.8 of the SCH Business Rules.

(b) The condition set out in section 11.10(g) is a condition precedent and accordingly unless and until the condition set out in section 11.10(g) has been satisfied:

- no contract for the sale of your Tab Shares will come into force or be binding on you or UNiTAB;
- UNiTAB will have no rights (conditional or otherwise) in relation to your Tab Shares;
- if any of your Tab Shares are held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of such Tab Shares by having your Controlling Participant transmit a valid originating message to the SCH specifying the Tab Shares to be released from the sub-position, in accordance with Rule 16.5 of the SCH Business Rules, at any time prior to the satisfaction of that condition; and
- if your Tab Shares are not held in a CHESS Holding, you will be entitled to withdraw your acceptance in respect of such Tab Shares by sending a notice to that effect signed by you (or on your behalf, in which case documentation proving that the person or persons signing the notice are authorised to do so must accompany the notice) to any of the addresses specified on the Acceptance Form so that it is received at the relevant address at any time prior to the satisfaction of that condition.

11.12 Freeing the Offer from conditions

Subject to section 650F of the Corporations Act, UNiTAB may declare the offers free from all conditions in this section generally and in relation to any specific occurrence by giving notice in writing to Tab not less than seven days before the end of the Offer Period.

UNiTAB may declare the Offers free of the conditions relating to Prescribed Occurrences at any time within three business days after the end of the Offer Period.

If, at the end of the Offer Period (or in the case of the Prescribed Occurrences, within three business days of the end of the Offer Period), the conditions have not been fulfilled and UNiTAB has not declared the offers free from those conditions, all contracts resulting from the acceptance of the offers will be automatically void.

11.13 Statutory condition

This Offer and any contract that results from your acceptance of it are subject to the condition that:

(a) an application is made to the ASX within seven days of the start of the Offer Period for admission to official quotation by the ASX of the UNiTAB Shares to be issued pursuant to the Offer; and

(b) permission for admission to official quotation by the ASX of the UNiTAB Shares to be issued pursuant to the Offers which are accepted is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the offers will be automatically void.

11.14 Notice on the status of conditions

The date for giving the notice on the status of the conditions referred to in this section required by section 630(1) of the Corporations Act is 15 March 2004 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

11.15 Withdrawal of Offer

In accordance with section 652B of the Corporations Act, the Offer may be withdrawn only with the written consent of ASIC, which consent may be given subject to such conditions (if any) as are specified in the consent of ASIC. If that happens, UNiTAB will send a notice of withdrawal to Tab and to each person to whom the Offer has been made.

11.16 Variation of Offer

UNiTAB may at any time, and from time to time, vary the Offer in accordance with part 6.6 of chapter 6 of the Corporations Act.

If UNiTAB improves the consideration offered, the Corporations Act contains provisions to ensure that any Tab shareholder who has already accepted the Offer will receive the benefit of the improved consideration.

11.17 No stamp duty or brokerage

All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of the Offer will be paid by UNiTAB. You will not be liable to pay any stamp duty on the transfer of Tab Shares as a result of an acceptance of the Offer.

As long as your Tab Shares are registered in your name and you deliver them directly to UNiTAB, you will not incur any brokerage in connection with your acceptance of the Offer. If you hold your Tab Shares through a bank, broker or other nominee, you should ask your bank, broker or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

11.18 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in New South Wales.

11.19 Date of Offer

This Offer is dated 23 February 2004.

12 ADDITIONAL INFORMATION

12.1 Disclosure of interests of certain persons

No director or proposed director of UNiTAB or any person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement holds, or held at any time during the last 2 years, any interest in:

(a) the formation, or, promotion of UNiTAB;

(b) property acquired or proposed to be acquired by UNiTAB in connection with its formation or promotion, or, the offer of UNiTAB's securities; or

(c) the UNiTAB Shares to be issued under the Offer,

except as set out in this Bidder's Statement and in particular in sections 4.9, 12.2 and 12.9.

12.2 Disclosure of fees and benefits received by certain persons

No person has paid or agreed to pay an amount, and no person has given or agreed to give any benefit, to any person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement for services provided in connection with the formation or promotion of UNiTAB or the Offer other than as set out below or elsewhere in this Bidder's Statement.

The directors of UNiTAB have received or are currently entitled to receive the following the fees and benefits:

- the fees and benefits as disclosed in UNiTAB's annual report;
- director's and officer's liability insurance taken out on behalf of UNiTAB directors; and
- the indemnity provided under UNiTAB's constitution against liability resulting from their service as directors of UNiTAB.

12.3 Regulatory matters

The acquisition by UNiTAB of Tab will require the approvals of, or notifications to be made to, relevant regulatory authorities.

(a) Australian Competition and Consumer Commission

Section 50 of the *Trade Practices Act* 1974 (**TPA**) prohibits any merger which has or is likely to have the effect of substantially lessening competition in a substantial market in Australia. The ACCC, which is responsible for administering the TPA, has reviewed UNiTAB's proposed acquisition of all Tab Shares in the context of that prohibition. The ACCC has indicated that it will not object to the acquisition.

(b) ASIC modifications to and exemptions from the Corporations Act

As at the date of this Bidder's Statement, UNiTAB has not been granted any modifications to, or exemptions from, the Corporations Act by ASIC in relation to the Offer.

UNiTAB may rely upon certain ASIC Class Order Relief in relation to the Offer as described elsewhere in this Bidder's Statement.

(c) ASX requirements

The ASX has indicated that it will not require approval by UNiTAB shareholders of the proposed acquisition of all of the Tab Shares, or re-listing compliance in accordance with Listing Rule 11.1.

(d) Wagering and gaming regulatory requirements

A number of regulatory approvals for the Transaction (and for matters contemplated thereunder) from wagering and gaming regulators in New South Wales, Queensland, South Australia and the Northern Territory will be required. The principal required approvals are identified in section 11.10(k).

12.4 Broker commission

UNiTAB may offer to pay a commission to Brokers who solicit acceptances of UNiTAB's Offer from their clients.

Any commission payments will be paid only in respect of parcels of Tab Shares held by retail shareholders who accept the Offer. A retail shareholder for these purposes is one who is not a Broker or an associate of a Broker and held less than 100,000 Tab Shares at the Announcement Date.

12.5 Due diligence

For the purpose of confirming its assessment of whether or not to offer to acquire all of the Tab Shares, UNiTAB was given access by Tab to certain information concerning Tab and its subsidiaries which has not been disclosed generally to Tab shareholders. Except as set out elsewhere in this Bidder's Statement, and following Tab's trading update on 12 December 2003, none of the information to which UNiTAB was given access was, in the opinion of UNiTAB, of such a nature and quality that, if the information were generally available, a reasonable person would expect it to have a material effect on the price or value of Tab Shares, or in the opinion of UNiTAB, and except as disclosed in this Bidder's Statement, would otherwise be material to a decision by a Tab shareholder whether or not to accept the Offer.

The fact that UNiTAB has decided to make the Offer after review of the information to which it had access may itself be regarded as information that is material to a decision whether or not to accept the Offer.

12.6 Interests in Tab Shares

As at the date of this Bidder's Statement, UNiTAB does not have a relevant interest in any Tab Shares.

(a) UNiTAB's voting power in Tab

As at the date of this Bidder's Statement and as at the date immediately before the Offer is sent, UNiTAB's voting power in Tab was zero.

(b) Acquisitions of Tab Shares by UNiTAB or UNiTAB's associates

During the four months before the date of this Bidder's Statement, neither UNiTAB nor any associate of UNiTAB has provided, or agreed to provide, consideration for Tab Shares.

12.7 Other benefits

During the period of 4 months before the date of this Bidder's Statement, neither UNiTAB nor any associate of UNiTAB gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

(a) accept an Offer under the Takeover Bid; or

(b) dispose of Tab Shares,

and which is not offered to all holders of Tab Shares under the Offer.

12.8 No escalation agreements

Neither UNiTAB nor any associate of UNiTAB has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

12.9 Directors' interests

(a) Interests in UNiTAB Shares

Refer to section 4.9

(b) Interests in Tab Shares

No director of UNiTAB has an interest in Tab Shares except as follows:

Name	Tab Shares
Mr K Seymour (held by his associates Seymour Group Pty Ltd, WBK Pty Ltd and Solid Earth Pty Ltd)	3,961,586
Mr G Chapman and his associate Geomar Superannuation Pty Ltd	125,000
Mr J Bird (held by his associate Bird Graham Superannuation Pty Ltd)	7,000
Mr W Myers (held personally and by the Wayne Myers Super Fund)	514
Mr R Bentley	10,000
Mr G Fry	257

No director has acquired or disposed of Tab Shares in the 4 months preceding the date of this Bidder's Statement.

12.10 Expiry date

No shares will be issued on the basis of this Bidder's Statement after the date which is 13 months after the date of UNiTAB's Offer.

12.11 Copies of documents

Copies of documents referred to in section 3.8 of this Bidder's Statement may be requested from the UNiTAB Offer Information Line.

12.12 Other material information

Except as disclosed in this Bidder's Statement there is no other information that:

- is material to the making of the decision by a Tab shareholder whether or not to accept the Offer; and
- is known to UNiTAB,

which has not previously been disclosed to Tab shareholders.

13 DEFINITIONS AND INTERPRETATION

13.1 Definitions

ACCC	Australian Competition and Consumer Commission
Acceptance Form	the acceptance and transfer form which accompanies this Bidder's Statement
Announcement Date	19 December 2003
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited ABN 98 008 624 691
ASX Listing Rules	the official listing rules and requirements from time to time of the ASX
Bidder	UNiTAB Limited ABN 84 085 691 738
Bidder's Statement	this bidder's statement in respect of the Offer given by UNiTAB pursuant to part 6.5 of the Corporations Act and in compliance with the requirements of section 636 and section 637 of the Corporations Act
Broker	a member organisation admitted to participate in the CHESS under Rule 2.1.1 of the SCH Business Rules
CGT	Australian capital gains tax
CHESS	Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia
CHESS Holding	has the meaning set out in the SCH Business Rules
Combined UNiTAB/Tab	UNiTAB and its subsidiaries after completion of the Transaction
Controlling Participant	the Broker or Non-Broker Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the SCH Business Rules
Corporations Act	the Corporations Act 2001 (Cth)
EBIT	earnings before interest and tax
EBITDA	earnings before interest, tax, depreciation and amortisation
Foreign Shareholder	has the meaning given in section 11.9
Issuer Sponsored Holding	a holding of Tab Shares on Tab's issuer sponsored sub-register
Non-Broker Participant	an entity admitted to participate in CHESS under Rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules
NSWR	NSW Racing Pty Ltd ABN 32 080 959 495
NTTAB	NT TAB Pty Ltd ABN 32 092 655 831
Offer	the offer by UNiTAB to acquire TAB Shares as set out in section 11 of this Bidder's Statement
Offer Amount	has the meaning given in section 8.1(a)
Offer Period	the period or extended period during which the Offer is to remain open in accordance with section 11.2 of this Bidder's Statement
Prescribed Occurrence	the occurrence of any of the following events: (a) *Tab converts all or any of its shares into a larger or smaller number of shares;* (b) Tab or a subsidiary of Tab resolves to reduce its share capital in any way; (c) Tab or a subsidiary of Tab: (i) enters into a buy-back agreement; or (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act; (d) Tab or a subsidiary of Tab issues shares other than pursuant to the exercise of a Tab Option, or grants an option over its shares or agrees to make such an issue or grant such an option; (e) Tab or a subsidiary of Tab issues, or agrees to issue, convertible notes; (f) Tab or a subsidiary of Tab disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property, (g) Tab or a subsidiary of Tab charges, or agrees to charge, the whole, or a substantial part, of its business or property; (h) Tab or a subsidiary of Tab resolves that it be wound up; (i) the appointment of a liquidator or provisional liquidator of Tab or of a subsidiary of Tab; (j) the making of an order by a court for the winding up of Tab or of a subsidiary of Tab; (k) an administrator of Tab, or of a subsidiary of Tab, being appointed under section 436A, 436B or 436C of the Corporations Act; (l) Tab or a subsidiary of Tab executing a deed of company arrangement; or (m) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Tab or of a subsidiary of Tab.
Public Authority	any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any stock exchange.
Record Date	the date set by UNiTAB under section 633(2) of the Corporations Act and notified to ASX under section 633(4) of the Corporations Act
Rights	all accretions, rights and benefits attaching to or arising from Tab Shares directly or indirectly at or after the Announcement Date including, without limiting the generality of the foregoing, all rights to receive dividends, bonuses or other share of Tab's profits and assets as well as all rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid or issued by Tab on or after the Announcement Date, but excluding any dividend in respect of which the date on which the entitlement to receive the dividend is fixed is before the end of the Offer Period

SCH	the securities clearing house which administers the CHESS system in Australia
SATAB	SA TAB Pty Ltd ABN 22 097 719 107
SCH Business Rules	the business rules of SCH from time to time
Tab	Tab Limited ABN 17 081 765 308 or, where the context requires, the Tab Group
Tab Group	Tab and each of its subsidiaries
Tab Options	the options over unissued shares in the capital of Tab which are on issue on the Announcement Date
Tab Shares	fully paid ordinary shares in the capital of Tab and all rights attaching to them
Tabcorp	Tabcorp Holdings Limited ABN 66 063 780 709
Takeover Bid	an off-market takeover bid for Tab Shares made by UNiTAB in accordance with the Offers pursuant to chapter 6 of the Corporations Act
Takeovers Panel	the panel established by Part 10 of the Australian Securities and Investments Commission Act 2001 and having the functions specified in Part 6.10, Division 2 of the Corporations Act
Takeover Transfer Holding	a CHESS Holding to which Tab Shares are to be transferred pursuant to the acceptance of the Offer
Target	Tab Limited ABN17 081 765 308
Target Statement	the document to be issued by Tab under Part 6.5, Division 3 of the Corporations Act in response to the Offer
Transaction	the acquisition by UNiTAB of all or a majority of the Tab Shares
UNiTAB	UNiTAB Limited ABN 84 085 691 738 or, where the context requires, the UNiTAB Group
UNiTAB Group	UNiTAB and each of its subsidiaries
UNiTAB Options	options over unissued UNiTAB Shares
UNiTAB Share Registry	Computershare Investor Services Pty Limited
UNiTAB Shares	fully paid ordinary shares in the capital of UNiTAB and all rights attaching to them
VWAP	*volume weighted average price*
Wagering Incentive Fee	a fee payable to NSWR under the terms of an agreement between Tab, NSWR, the New South Wales Greyhound Racing Authority, Harness Racing New South Wales and the NSW Thoroughbred Racing Board, which amounts to 25% of the wagering earnings of Tab as calculated in accordance with that agreement

13.2 Interpretation

(a) Terms used in this Bidder's Statement have the meaning (if any) given to them in chapter 6 of the Corporations Act or the SCH Business Rules unless that meaning is inconsistent with the context in which the term is used.

(b) In this Bidder's Statement:

(i) headings are for convenience only and do not affect the meaning of the paragraphs they introduce;

and unless the context otherwise requires:

(ii) the singular includes the plural and vice versa;

(iii) words importing any gender include any other genders;

(iv) references to persons include corporations;

(v) appendices and annexures to this Bidder's Statement form part of this Bidder's Statement;

(vi) references to paragraphs are to paragraphs in this Bidder's Statement;

(vii) references to "dollar" or "$" are references to Australian currency; and

(viii) references to "FY03" are to the financial year ended 30 June 2003 and references to "FY" followed by other numbers are to the corresponding financial year.

(c) To the extent permissible under applicable law, this Bidder's Statement and the Offer are governed by Australian law.

Signed on behalf of UNiTAB Limited ABN 84 085 691 738
by **George Chapman**, director, who is authorised to sign this Bidder's Statement in accordance with a resolution of the directors of UNiTAB

....

George Chapman AO.

APPENDIX I – UNITAB ASX ANNOUNCEMENT OF TAKEOVER BID

Date	Description
19 December 2003	Announcement of Reccommended Takeover Offer for TAB Limited

APPENDIX II – UNITAB ANNOUNCEMENTS TO THE ASX SINCE THE 2003 ANNUAL REPORT

Date	Description
13 January 2004	Appendix 3B – Executive Incentive Option Plan
09 January 2004	Appendix 3B – Executive Incentive Option Plan
19 December 2003	TAB: Takeover Offer from UNiTAB
19 December 2003	Media Release – UNiTAB/TAB Optimum Combination
19 December 2003	Recommended Takeover Offer for TAB
18 December 2003	ACCC Not to Oppose Gaming Mergers
16 December 2003	Change in substantial holding from CBA
15 December 2003	TAB: Letter to Shareholders: Up-date – UNiTAB and Tab Merger Proposals
10 December 2003	Profit Guidance
08 December 2003	Appendix 3B – Executive Incentive Option Plan
08 December 2003	UTB & TEL join to tender for NZ gaming machine monitoring
27 November 2003	UNiTAB/Tab Merger – Completion Of Due Diligence
26 November 2003	Presentation Material
25 November 2003	Appendix 3B – Executive Incentive Option Plan
18 November 2003	TAB Letter To Tabcorp Chairman
13 November 2003	TAB's Response to NSW Treasurer's Announcement
13 November 2003	NSW Treasurer's Media Release
12 November 2003	Change in substantial holding from CBA
03 November 2003	Change in substantial holding from PPT
24 October 2003	Results of Annual General Meeting
24 October 2003	Chairman's Address to Shareholders
22 October 2003	Becoming a substantial holder from PPT
22 October 2003	Letter to shareholders re Merger
21 October 2003	TAB letter to Shareholders re Merger
16 October 2003	Proposed Merger of UNiTAB and TAB Presentation
16 October 2003	Proposed Merger
16 October 2003	UNiTAB and TAB Propose Merger
15 October 2003	Trading Halt
13 October 2003	Announcement regarding press speculation

APPENDIX III – TAB ANNOUNCEMENTS TO THE ASX SINCE THE 2003 ANNUAL REPORT

Date	Description
08 January 2004	Change in substantial shareholding
19 December 2003	Tab welcomes takeover proposal from UNiTAB
19 December 2003	Media Release – UNiTAB/TAB Optimum Combination
19 December 2003	Recommended Takeover Offer from UTB
18 December 2003	ACCC Not to Oppose Gaming Mergers
17 December 2003	Tabcorp's announcement: Update on Proposal to Merge with TAB Limited
15 December 2003	Letter from Chairman and Update on UNiTAB and Tabcorp Merger Proposals
12 December 2003	Profit Update
27 November 2003	UNiTAB/Tab Merger – Completion Of Due Diligence
18 November 2003	Tab Letter To Tabcorp Chairman
13 November 2003	Tabcorp Welcomes Decision by NSW Government re Proposed Merger with TAB Limited
13 November 2003	Response to NSW Treasurer's Announcement
13 November 2003	NSW Treasurer's Media Release
10 November 2003	Update On Proposal Received From Tabcorp
05 November 2003	Tab Limited Response To Tabcorp Proposal
05 November 2003	Tabcorp: Investor presentation – Proposed Merger with Tab Ltd
05 November 2003	Tabcorp announcement – Proposes Merger with Tab Ltd
05 November 2003	Trading Halt
22 October 2003	Managing Director's Overview
22 October 2003	Chairman's Address
22 October 2003	UTB's Announcement – Letter to Shareholders re Merger
21 October 2003	Letter to Shareholders re Merger with UNiTAB
16 October 2003	Proposed Merger of UNiTAB and Tab Presentation
16 October 2003	Proposed Merger
16 October 2003	UNiTAB and Tab Propose Merger
15 October 2003	Trading Halt

Produced by: Loyalty Australasia, Level 11, 80 Mount Street, North Sydney NSW 2060. Ph 02 9955 6311

Exhibit L



23 February 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

By Electronic Lodgement

Dear Sir

Re: Market Release

Please find attached a media release made by New South Wales Racing today.

Yours faithfully,

Robbie Cooke
General Counsel & Strategist

240 Sandgate Road, Albion, Queensland, 4010 PO Box 248, Albion, 4010
Telephone (07) 3637 1290 Facsimile (07) 3256 2373 email robbie.cooke@unitab.com.au
UNiTAB Limited ABN 84 085 691 738

UTB 052

UNiTAB Poposal Not Accepted by NSW Racing

Media Release

Monday, 23 February 2004

The Board of NSW Racing Pty Limited ("NSWR") met last night to consider proposals from UNiTAB and TABCorp designed to satisfy the requirements of section 43A(1) of the Totalizator Act, which will, once proclaimed, require any successful bidder for Tab Limited to have in place commercial arrangements satisfactory to NSWR which NSWR considers necessary to protect its interests.

The UNITAB proposal was put forward by UNITAB as its last and final position which if not accepted by 10am today would lapse.

The UNITAB proposal was not accepted as the Board did not consider that the proposal was capable of satisfying the NSW Racing Industry's reasonable concerns, nor did it place the NSW Racing Industry in a no less favourable position than it currently holds.

At the same meeting the Board considered a detailed proposal from TABCORP. The Board was satisfied, if TABCORP bids for Tab Limited, the TABCORP proposal once implemented will meet its reasonable concerns and would place the NSW Racing Industry in a no less favourable position than it currently holds.

Accordingly, NSWR today entered into a binding, conditional, Heads of Agreement with TABCorp which, if TABCORP bids for Tab Limited, provides the platform for a formal definitive agreement which, when implemented, would enable NSWR to provide the acknowledgement for the purposes of section 43A(1).

For details of the agreement reached with TABCORP see separate joint announcement by NSWR and TABCORP issued today.

For more information contact:
Greg Purcell
Chief Executive NSW Racing
0407 102 906


NEW SOUTH WALES
RACING

Greg Purcell, Chief Executive
Telephone: (02) 9551-7565. Mobile: 0407 102 906.